05010844

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AltaGas Income Trust

*CURRENT ADDRESS Suite 1700, 355 - 4th Avenue, S.W.
Calgary, Alberta
Canada T2P 0J1

**FORMER NAME

**NEW ADDRESS

B

FILE NO. 82- 34911 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EB

DAT : 8/30/05

SCHEDULE "A"

The following table lists all of the documents that AltaGas Income Trust ("**AltaGas**") (the successor issuer to AltaGas Services Inc. (TSX: ALA.UN)) (a) made public pursuant to the laws of the Province of Alberta or the federal laws of Canada, (b) filed with the Toronto Stock Exchange (the "**TSX**") and which was made public by such exchange, or (c) distributed to its security holders, during the last fiscal year ended December 31, 2004 and all interim periods thereafter (as required by subparagraph (1)(i) of Regulation 12g3-2(b) under the Exchange Act).

Table of Contents

[1] System for Electronic Document Analysis and Retrieval in Canada

Audited annual financial statements	March 17, 2004	SEDAR..	10
Management Discussion and Analysis	March 17, 2004	SEDAR..	11
Form 13-502 F1 - Annual participation fee for reporting issuers	March 17, 2004	SEDAR..	12
Press release	March 18, 2004	SEDAR..	13
Renewal annual information form	March 18, 2004	SEDAR..	14
Material change report	March 22, 2004	SEDAR..	15
Other	March 29, 2004	SEDAR..	16
Certificate re: dissemination to shareholders	April 1, 2004	SEDAR..	17
Form of proxy	April 1, 2004	SEDAR..	18
Form of proxy	April 1, 2004	SEDAR..	19
Form of proxy	April 1, 2004	SEDAR..	20
Management information circular	April 1, 2004	SEDAR..	21
Notice of meeting	April 1, 2004	SEDAR..	22
Other	April 1, 2004	SEDAR..	23
Other	April 1, 2004	SEDAR..	24

Preliminary receipt	May 28, 2004	SEDAR...	40
Preliminary receipt	May 28, 2004	SEDAR...	41
Auditor's consent letter.	June 3, 2004	SEDAR...	42
Consent letter of underwriter's legal counsel	June 3, 2004	SEDAR...	43
Content letter of issuer's legal counsel	June 3, 2004	SEDAR...	44
Final Short form prospectus	June 3, 2004	SEDAR...	45
Other material contracts	June 3, 2004	SEDAR...	46
Other material contracts	June 3, 2004	SEDAR...	47
Other material contracts	June 3, 2004	SEDAR...	48
Other material contracts	June 3, 2004	SEDAR...	49
Other material contracts	June 3, 2004	SEDAR...	50
Other material contracts	June 3, 2004	SEDAR...	51
Other material contracts	June 3, 2004	SEDAR...	52
Underwriting or agency agreement	June 3, 2004	SEDAR...	53
Final receipt	June 4, 2004	SEDAR...	54
News release	June 4, 2004	SEDAR...	55

Management Discussion and Analysis	March 22, 2005	SEDAR..	116
Notice of meeting	March 22, 2005	SEDAR..	117
ON Form 13-502 - Annual participation fee for reporting issuers	March 22, 2005	SEDAR..	118
Annual information form	March 23, 2005	SEDAR..	119
Certificate re dissemination to shareholders	March 23, 2005	SEDAR..	120
Form 52-109FT1 - Certification of annual filings - CEO	March 23, 2005	SEDAR..	121
Form 52-109FT1 - Certification of annual filings - CFO	March 23, 2005	SEDAR..	122
Notice regarding AIF[2] (N 52-102 F2)	March 23, 2005	SEDAR..	123
Other	March 23, 2005	SEDAR..	124
Other	March 24, 2005	SEDAR..	125
Press release	April 13, 2005	SEDAR..	126
Press release	April 13, 2005	SEDAR..	127
Preliminary short form prospectus	April 22, 2005	SEDAR..	128
Preliminary receipt	April 25, 2005	SEDAR..	129

[2] Annual Information Form

AltaGas NEWS RELEASE

ALTAGAS ACQUIRES NATURAL GAS MIDSTREAM FACILITIES FROM GIBSON ENERGY

Calgary, Alberta (February 10, 2004) -- AltaGas Services Inc. ("AltaGas") announced today that it has closed the previously announced acquisition of a 40.78 percent interest in the Mica Pouce Coupe sweet gas processing facility from Gibson Energy Ltd. ("Gibson"). The Mica Pouce Coupe gathering and processing system is located on the Alberta / British Columbia border near the town of Dawson Creek.

AltaGas moves energy from its source to the end user, adding value through the process. The Company has almost $900 million of assets and a market capitalization of over $600 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and will distribute gas in Nova Scotia through its interest in Heritage Gas Ltd. The Company provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase arrangements.

AltaGas' common shares are listed on the Toronto Stock Exchange under the symbol ALA. The Company is included in the S&P/TSX Composite Index, S&P/TSX Canadian Smallcap Index and the S&P/TSX Canadian Energy Index.

When used in this press release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

- 30 -

AltaGas

NEWS RELEASE

(2)

ALTAGAS TO CONSIDER CONVERSION TO AN INCOME TRUST

Calgary, Alberta (February 18, 2004) - AltaGas Services Inc. ("AltaGas") announced today that a Special Committee of Independent Directors is undertaking a review of whether to reorganize the business of AltaGas into an income trust. The Board of Directors formed the Special Committee to ensure that any reorganization that might be proposed will be in the best interests of AltaGas. AltaGas has engaged RBC Capital Markets, Stikeman Elliott LLP and Felesky Flynn LLP to advise it regarding the potential reorganization.

The Special Committee expects to make a recommendation to the Board of Directors in the next few weeks with respect to the results of its review.

AltaGas moves energy from its source to the end user, adding value through the process. The Company has over $900 million of assets and a market capitalization of over $600 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and will distribute gas in Nova Scotia through its interest in Heritage Gas Ltd. The Company provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase arrangements.

AltaGas' common shares are listed on the Toronto Stock Exchange under the symbol ALA. The Company is included in the S&P/TSX Composite Index, S&P/TSX Canadian Smallcap Index and the S&P/TSX Canadian Energy Index.

When used in this press release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

- 30 -

(3)

Computershare

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Telephone 403-267-6800
Facsimile 403-267-6529
www.computershare.com

February 26, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
TSX

Dear Sirs:

Subject: AltaGas Services Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Date:	April 29, 2004
2. Record Date for Notice:	March 25, 2004
3. Record Date for Voting:	March 25, 2004
4. Beneficial Ownership Determination Date:	March 25, 2004
5. Class of Securities Entitled to Receive Notice:	Common Shares
6. Class of Securities Entitled to Vote:	Common Shares
7. Business Type:	Routine & Non-Routine
8. Meeting Type:	Annual and Special
9. Cusip Number:	021 363 106
10. Meeting Location:	Calgary, Alberta

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Tara Odbert
Associate Relationship Manager
Stock Transfer Services
Direct Dial No: 403-267-6831

cc: AltaGas Services Inc.
Attention: Marilyn Pfaefflin

AltaGas - News Release

RECEIVED

ALTAGAS DELIVERS RECORD ANNUAL EARNINGS OF $38.3 MILLION

CALGARY, Alberta – March 2, 2004 - TSX: ALA

YEAR-END and FOURTH QUARTER 2003 HIGHLIGHTS

(All financial figures are in Canadian dollars unless otherwise stated.)

- AltaGas Services Inc.'s successful business strategy delivered its tenth consecutive year of record consolidated net income. Net income was $38.3 million or $0.84 per share for the year ended December 31, 2003 compared to net income of $29.4 million or $0.70 per share for the same period of 2002. This 30 percent increase in net income and 20 percent increase in net income per share is based on shares outstanding for the year ended December 31, 2003 of 45.5 million compared to 42.3 million for 2002.

- The strength in AltaGas' base business and the substantial year over year volume increases in the transmission, extraction and power components related to late 2002 and 2003 business development drove the growth in net income for the year. In 2003, one time future income tax liability adjustments made to reflect federal legislative changes in taxation of resource income and large corporations tax reduced income by $2.0 million or $0.04 per share. In 2002, net income includes net gains on the sale of investments of $0.6 million or $0.02 per share.

- AltaGas adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the Corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of a fair value can be determined. Concurrently, the Company adjusted its accumulated depreciation accounts to include the impact of including salvage values in the determination of its annual depreciation expense. Adoption resulted in a favorable impact on 2003 net income of $0.8 million and $0.02 per share.

- Fourth quarter 2003 net income was $12.0 million, 7 percent higher than fourth quarter 2002 net income of $11.2 million. Net income per share rose to $0.26 in the fourth quarter of 2003 up from $0.25 per share in the fourth quarter of 2002. The increase in net income in the fourth quarter of 2003 compared to the same period in 2002 was substantially due to the late December 2002 Suffield pipelines acquisition and the Joffre ethane extraction plant commissioning. In 2003, a one time charge associated with phasing out of the large corporations tax by 2007 was applied to AltaGas' estimated future income taxes payable, reducing income in the fourth quarter by $1.2 million or $0.03 per share.

- Funds generated from operations increased 27 percent to $90.2 million for the twelve months ended December 31, 2003 up from $70.8 million for the same period in 2002. Funds generated from operations for the fourth quarter of 2003 were $26.7 million, an increase of 19 percent when compared to $22.4 million for the fourth quarter of 2002. These record cash flows were used to fund investment of $60.7 million, dividends of $17.3 million and reduce AltaGas' total debt by $22.6 million in 2003. As a result of the debt reduction the Company's debt to total capitalization ratio decreased to 52 percent from 55 percent at December 31, 2002.

- AltaGas' share price closed at $15.87 on December 31, 2003 up from $9.59 at December 31, 2002. Including dividends of $0.38 per share, the total return to shareholders for 2003 was 69.45 percent.

- The Board of Directors declared a dividend of $0.11 per common and participating share to be paid on March 31, 2004 to shareholders of record as at March 19, 2004. The share price at closing on March 1, 2004 was $19.90.

- On February 18, 2004 AltaGas announced that a Special Committee of Independent Directors was undertaking a

review of whether to reorganize the business of AltaGas into an income trust.

"2003 was a strong year for AltaGas and marked the milestone of ten years of extraordinary growth", said Chairman and Chief Executive Officer David Cornhill. "We delivered record earnings and cash flow and grew our return on equity and return on investment. During the year, strategic investments continued to be made and partnerships forged that will provide growth in the future. Today, AltaGas is a strong company with high quality assets, a great track record, a proven strategy and a vast array of opportunities."

Mr. Cornhill, commenting on the undertaking to review whether to reorganize the business of AltaGas into an income trust, said, "At AltaGas we create value by investing in and being operationally excellent managers of energy infrastructure-based assets. The review that has been undertaken and any decision ultimately made regarding a reorganization of our business will not change that. The Board of Directors formed the Special Committee to ensure that any reorganization that might be proposed will be in the best interests of AltaGas and its shareholders, and will provide the best vehicle to further AltaGas' growth. The Special Committee expects to make a recommendation to the Board of Directors in the next few weeks with respect to the results of its review. Looking forward, I am confident that under any structure our next ten years will build on the strength of our first ten years."

During 2003, AltaGas captured several opportunities to augment cash flows and earnings. Net additions to capital assets for the twelve months ended December 31, 2003 were $52.6 million, bringing AltaGas' total assets to $919.3 million. AltaGas expanded its power business through the signing of the 100 megawatt Genesee energy strip contract that required no capital outlay but instead requires AltaGas to pay a competitively priced fixed monthly capacity charge. The Company advanced its natural gas distribution business with Heritage Gas, a Nova Scotia project in which AltaGas will invest approximately $32.0 million over the next six years. AltaGas grew its Gathering and Processing segment with the acquisition of 19.2 percent of Taylor Natural Gas Liquids Partnership and continued its program of acquisition, construction and expansion projects. In the field gathering and processing component, net additions to capital assets were $31.6 million in 2003. With capital assets of $351.6 million in this component, AltaGas is well positioned to meet existing and future processing needs in the areas it serves through its existing capacity and with expansions of existing facilities. AltaGas continues to pursue opportunities for new area development in the field gathering and processing component and to expand its market position in all components of the midstream market place.

Net revenue for the Gathering and Processing segment was $140.2 million for the year ended December 31, 2003 compared to $99.6 million for the year ended December 31, 2002. Net revenue for the fourth quarter of 2003 was $38.7 million compared to $26.7 million for the same period in 2002. During the year growth was achieved in the transmission component primarily due to the December 2002 Suffield pipelines acquisition. In the field gathering and processing component, higher net revenue in 2003 was attributable to the Wabasca acquisition in December 2002 which included the addition of seven gathering and processing systems, expansions at existing facilities and strong natural gas throughput in the base business. In the extraction component, results grew substantially due to the commissioning of the Joffre ethane extraction plant in December 2002, and the completion of modifications to increase ethane production at the EnCana-operated extraction plant late in the third quarter of 2003.

In late 2002, AltaGas significantly expanded its transmission business with the acquisition of the Suffield system, adding 400 Mmcf/d of capacity. The successful integration of the Suffield system increased net revenue in this component 258 percent to $26.1 million for the year ended December 31, 2003 from $7.3 million in 2002. During the fourth quarter of 2003, net revenue in AltaGas' transmission component increased 189 percent to $6.7 million from $2.3 million during the same period in 2002. Total average transmission volumes increased to 348 Mmcf/d in 2003 from 70 Mmcf/d in 2002 and total average transmission volumes for the fourth quarter of 2003 were 403 Mmcf/d compared to 106 Mmcf/d for the fourth quarter of 2002.

In the field gathering and processing component, net revenue for 2003 reached $105.4 million, a 22 percent increase over 2002 net revenue of $86.1 million. In this component, AltaGas achieved capacity and throughput growth for the tenth consecutive year. During the fourth quarter of 2003, net revenue increased to $29.0 million, a 28 percent increase over net revenue of $22.6 million during the same period in 2002. On December 18, 2003, AltaGas announced its intention to acquire interests in two natural gas processing systems, Rainbow Lake and Mica Pouce

Coupe, for approximately $17.0 million. The Rainbow Lake gathering and processing system acquisition closed on December 22, 2003, and included a 100 percent interest in a 40 Mmcf/d sour natural gas processing facility and 130 kilometres of gathering pipelines located near the town of Rainbow Lake in northwestern Alberta. The facility is supported by extensive land dedications in an area with strong producer activity. The Mica Pouce Coupe acquisition which closed on January 30, 2004 included a 40.78 percent interest in a 43 Mmcf/d sweet gas processing facility and approximately 70 kilometres of gathering pipeline located along the Alberta/BC border near the town of Dawson Creek.

Gross processing capacity at field gathering and processing facilities increased to 861 Mmcf/d at December 31, 2003 from 842 Mmcf/d at the end of 2002. Increases in capacity from acquisitions, construction projects and expansions at existing facilities throughout the year were partially offset by facility rationalizations. AltaGas typically acquires skid-mounted processing facilities that can be integrated with existing facilities. These mobile assets allow AltaGas to match quickly and efficiently the size of plant processing requirements to anticipated production volumes in an area. The ability to redeploy major equipment allows AltaGas to reduce operating costs and maximize return on capital invested.

Strong industry drilling activity in many of AltaGas' operating areas resulted in 324 new natural gas wells tied into AltaGas' field gathering and processing facilities in 2003 compared to 188 new wells tied-in during 2002. Volume additions from well tie-ins, in combination with throughput from facility acquisitions and expansions, more than offset normal natural gas production declines in 2003. Natural gas gathering and processing gross average throughput for the year ended December 31, 2003 increased to 520 Mmcf/d from 492 Mmcf/d for the year ended December 31, 2002. During the fourth quarter of 2003, natural gas gathering and processing gross average throughput was 523 Mmcf/d compared to 532 Mmcf/d for the fourth quarter of 2002. At some of AltaGas' field gathering and processing facilities where there is lower producer activity, the company continues to benefit from take-or-pay and capital and operating cost recovery contract provisions designed to minimize financial exposure to fluctuating throughput.

In AltaGas' extraction component, 2003 processed volumes almost doubled with average net production of 6,560 Bbls/d of ethane and natural gas liquids ("NGLs") compared to an average of 3,399 Bbls/d in 2002. As a result of the higher volumes, net revenue for the extraction component grew 74 percent in 2003, reaching $10.8 million. The higher average production for 2003 is a result of the commissioning of the Joffre ethane extraction plant in December 2002, partially offset by the eight week shut-in of the EnCana-operated Empress extraction facility during the third quarter of 2003 to complete modifications to increase ethane production at that facility. Net revenue for the fourth quarter of 2003 was $3.5 million, a 96 percent increase from $1.8 million for the same period during 2002, as a result of both higher volumes and higher NGLs frac spreads. As a result of the modifications on the EnCana-operated Empress facility and the full quarter impact of the Joffre plant production, AltaGas' total average extraction volumes for the fourth quarter of 2003 increased to 8,182 Bbls/d from 3,802 Bbls/d for the same period in 2002.

During 2003, AltaGas delivered another year of solid performance in its Energy Services segment through disciplined management of the Company's power purchase arrangements. AltaGas reduces its exposure to electricity price volatility by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk. AltaGas' hedging strategy targets balance between operating margin certainty and operational flexibility. In the Energy Services segment, net revenue for the year ended December 31, 2003 was $49.6 million compared to $44.2 million for the same period in 2002. Net revenue for the fourth quarter of 2003 was $13.2 million compared to fourth quarter 2002 net revenue of $14.6 million. During 2003, higher power volumes sold were partially offset by higher expenses in the power and gas services components, lower produced volumes from AltaGas' oil and gas properties and lower marketed volumes in the gas services component. In the fourth quarter of 2003, the impact of increased power volumes from Genesee sales were offset by higher transmission and interconnection charges from Sundance B as well as Alberta Electrical Services Administrator Rate Rider C charges in the fourth quarter of 2003 instead of Rate Rider C credits as in the fourth quarter of 2002.

The average price AltaGas received from power sales in 2003 was $47.03 per MWh, up 14 percent from the $41.27 per MWh received in 2002. These prices compare to average Alberta Power Pool spot prices of $62.98 per MWh and $43.85 per MWh in 2003 and 2002, respectively. The average price AltaGas received from power sales in the fourth quarter of 2003 was $46.97 per MWh up from $46.45 per MWh in the fourth quarter of 2002. These prices compare to

average Alberta Power Pool spot prices of $54.78 per MWh and $61.43 per MWh in the fourth quarters of 2003 and 2002, respectively. Adhering to its hedging strategy, AltaGas has sold a substantial portion of its power forward for 2004.

In the Natural Gas Distribution segment, net revenue for the year ended December 31, 2003 was $30.5 million compared to $28.9 million for the same period in 2002. Sales and transportation volumes for 2003 increased to 23.5 Bcf compared to 21.8 Bcf for 2002 despite slightly warmer weather during 2003. Higher volumes transported for producers and industrial end use customers contributed to the positive results for the year. During the fourth quarter of 2003, net revenue in the natural gas distribution segment was $9.2 million compared to fourth quarter 2002 net revenue of $8.5 million.

Heritage Gas Limited, of which AltaGas owns 24.9 percent, accepted on June 3, 2003 the natural gas distribution franchise to serve six counties in Nova Scotia for a period of 25 years. Later in the year, Heritage Gas acquired and constructed natural gas distribution facilities and took steps to begin operations as a natural gas distribution utility. Heritage Gas activated its natural gas distribution system on December 20, 2003 and served its first customer on December 23, 2003. In its first four years of development Heritage Gas expects to bring natural gas access to approximately 8,000 residential and business customers in Nova Scotia.

CONSOLIDATED FINANCIAL HIGHLIGHTS

AltaGas adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the Corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of a fair value can be determined. Concurrently, the Company adjusted its accumulated depreciation accounts to include the impact of including salvage values in the determination of its annual depreciation expense. Adoption resulted in a favorable impact on 2003 net income of $0.8 million and $0.02 per share.

	Three months ended December 31		Year ended December 31	
($ millions)	**2003**	2002	**2003**	2002
Revenue	**179.0**	150.3(4)	**708.9**	492.7(4)
Net revenue (1)	**61.0**	48.8(4)	**219.9**	169.9(4)
EBITDA (2)	**34.7**	27.8(4)	**121.9**	94.8(4)
Net income	**12.0**	11.2(4)	**38.3**	29.4(4)
Funds generated from operations	**26.7**	22.4	**90.2**	70.8

	Three months ended December 31		Year ended December 31	
Results per basic share (dollars except number of shares)	**2003**	2002	**2003**	2002
EBITDA (2)	**0.76**	0.62(4)	**2.68**	2.24(4)
Net income	**0.26**	0.25(4)	**0.84**	0.70(4)
Funds generated from operations	**0.58**	0.50	**1.98**	1.67
Dividends paid per share	**0.11**	0.08	**0.38**	0.28
Basic shares outstanding for the period (millions) (3)	**45.7**	45.2	**45.5**	42.3
Shares outstanding at period end (millions)	**45.7**	45.2	**45.7**	45.2

Certain comparative figures have been reclassified and restated to conform to the current financial presentation.

(1) Net revenue is gross revenue less the costs to purchase natural gas for resale and the costs to purchase power under power purchase based arrangements.
(2) Earnings before interest expense, income taxes, and amortization. EBITDA is provided to assist investors in determining the ability of AltaGas to generate funds from operations. This measure does not have any standardized meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
(3) Based on the weighted average number of shares outstanding for the period.
(4) 2002 includes a first quarter pre-tax gain of $2.4 million from the sale of investments and a fourth quarter pre-tax loss of $1.4 million.

CONFERENCE CALL

AltaGas Services Inc. will hold a conference call on Wednesday March 3, 2004 at 9:00 a.m. (ET) to comment on its 2003 fourth quarter and year-end results. The discussion will be followed by a question and answer period.

To participate in the conference call, you may dial 416-640-4127 or 800-814-4860 toll-free. Shortly after the conclusion of the live call, the replay will be available by dialing 416-640-1917 or 877-289-8525. The pass code is 21037184 followed by the pound key. The replay will expire at midnight (ET) on Wednesday, March 10, 2004.

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. The Company has over $900 million in assets and a market capitalization of approximately $900 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas in Alberta through AltaGas Utilities Inc., in the Northwest Territories through the Ikhil Gas Project and in Nova Scotia through its interest in Heritage Gas Limited. The Company provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase arrangements.

AltaGas' common shares are listed on the Toronto Stock Exchange under the symbol ALA. The Company is included in the S&P/TSX Composite Index, S&P/TSX Canadian Smallcap Index and the S&P/TSX Canadian Energy Index.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

When used in this press release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as result of new information or future events.

INTERIM REPORT TO SHAREHOLDERS
FOR YEAR ENDED DECEMBER 31, 2003

RESULTS AT A GLANCE	Three Months Ended December 31		Year Ended December 31	
	2003	2002	**2003**	2002
Net income (millions of dollars)	**12.0**	11.2	**38.3**	29.4
Net income excluding net gains from sale of investments (millions of dollars)	**12.0**	12.4	**38.3**	28.8
Net income per share	**0.26**	0.25	**0.84**	0.70
Net income per share excluding net gains (losses) from sale of investments	**0.26**	0.27	**0.84**	0.68

Note: Per share amounts are based on the weighted average number of shares outstanding for the period or basic shares.
Net income excluding gains is provided to assist in determining normal income for ongoing operations.
Net income excluding net gains (losses) does not have a standardized meaning prescribed by Canadian generally accepted accounting principles.
Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements and in conjunction with the audited consolidated financial statements and the Management's Discussion and Analysis contained in the Company's annual report for the year ended December 31, 2002.

RESULTS OF OPERATIONS

CONSOLIDATED OPERATIONS	Three Months Ended December 31		Year Ended December 31	
($ millions)	**2003**	2002	**2003**	2002[1]
Revenue	179.0	150.3	708.9	492.7
Net revenue [2]	61.0	48.8	219.9	169.9
EBITDA [3]	34.7	27.8	121.9	94.8
Operating income	25.9	19.1	83.6	61.0

(1) 2002 includes a first quarter pre-tax net gain of $2.4 million from the sale of investments and a fourth quarter pre-tax loss of $1.4 million

(2) Net revenue is gross revenue less the costs to purchase natural gas for resale and the costs to purchase power under power purchase based arrangements.

(3) EBITDA (operating income plus amortization) is provided to assist in determining the ability of AltaGas to generate cash from operations. This measure does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies.

AltaGas' substantial growth continued to generate very strong operating and financial results in the fourth quarter and for the full year of 2003. The growth is primarily driven by the late December 2002 acquisition of two natural gas transmission pipelines at Suffield, Alberta, higher contributions from the power component due to increased power prices and additional power sales associated with AltaGas' 100 megawatt Genesee energy contract, and to the start-up of the Joffre ethane extraction plant in late December 2002.

Revenue for the year ended December 31, 2003 rose 44 percent compared to the same period in 2002. For the three months ended December 31, 2003, revenue increased 19 percent compared to the three months ended December 31, 2002. The increases in revenue are primarily due to the higher prices received for natural gas and power sold in the Energy Services and Natural Gas Distribution segments and to the new volumes sold in the power component.

Net revenue increased 29 percent for full year 2003 and 25 percent for the fourth quarter of 2003 when compared to the same periods of 2002. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the year and three months ended

December 31, 2003 rose 29 percent and 25 percent respectively compared to the same periods of 2002. The increases in EBITDA are less than those reported for net revenue on the basis of increased operating and general and administrative costs. Operating cost increases were driven by new costs related to the Wabasca and Suffield acquisitions as well as by higher repairs and maintenance and property tax costs in the current year and quarter. General and administrative costs are higher in the year and in the fourth quarter compared to the same periods in the prior year primarily due to increased staffing required to support the corporation's growth.

AltaGas early adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted over the estimated time period until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. The Company adjusted its accumulated depreciation accounts for the impact of including salvage values in the determination of its annual depreciation expense. Historically, the Company had excluded salvage values in the determination of an asset's depreciable value, effectively providing for any future estimated reclamation costs.

Amortization increased for the full year and fourth quarter of 2003 over the comparative periods of the prior year as a result of the increases in the capital base related to the Suffield and Wabasca acquisitions and the commissioning of the Joffre ethane extraction plant.

The net impact of these changes year over year and fourth quarter resulted in growth in operating income in 2003 over 2002 of 37 percent and 36 percent respectively. This growth was partially offset by higher interest costs, due to higher average debt levels and by higher income taxes in fourth quarter 2003 compared to fourth quarter 2002. The higher comparative income taxes in 2003 were driven by the Corporation's improved earnings, the impact on future income taxes of legislative changes related to large corporations tax and to favorable tax adjustments recorded in 2002.

Net income for the year ended December 31, 2003 was $38.3 million or $0.84 per share compared to $29.4 million or $0.70 per share for the year ended December 31, 2002. After tax net gains on the sale of investments included in 2002 were $0.6 million or $0.02 per share.

RESULTS BY OPERATING SEGMENT

AltaGas reports consolidated financial and operating results on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution. Gathering and Processing includes natural gas field gathering and processing facilities, ethane and natural gas liquids extraction plant interests and natural gas transmission pipelines. Energy Services includes power services, gas services, and oil and natural gas production. Natural Gas Distribution includes AltaGas' wholly-owned subsidiary AltaGas Utilities Inc., the Company's one-third interest in Inuvik Gas Ltd., a company that distributes natural gas within the Town of Inuvik and the Company's 24.9 percent ownership in Heritage Gas Limited, a company that commenced distribution of natural gas in Nova Scotia near the end of 2003.

GATHERING AND PROCESSING

FINANCIAL RESULTS ($ millions)	Three Months Ended December 31 2003	2002	Year Ended December 31 2003	2002
Revenue	**42.6**	29.2	**156.7**	106.1[1]
Net revenue	**38.7**	26.7	**140.2**	99.6[1]
Operating and administrative expenses	**20.2**	15.7	**74.5**	52.2
Amortization expense	**5.1**	5.1	**23.6**	19.2
Operating income	**13.4**	5.9	**42.1**	28.2[1]

(1) 2002 includes a first quarter pre-tax gain of $2.4 million and a fourth quarter pre-tax loss of $1.4 million on the sale of investments.

Growth in the Gathering and Processing segment for the year ended December 31, 2003 compared to the same period in 2002 was primarily due to the late December 2002 acquisitions of the Suffield transmission pipelines and the Wabasca field gathering and processing facilities. The commissioning of the Joffre ethane extraction plant in late 2002, the increase in well tie-in activity over 2002 and a modification to increase ethane production capability at the EnCana operated extraction plant also contributed to the growth.

Revenue in this segment for the year and three months ended December 31, 2003 increased by 48 percent and 46 percent respectively when compared to the same periods in 2002. Net revenue, revenue minus the costs associated with the purchase of shrinkage gas at extraction facilities, increased by 41 percent for the year ended December 31, 2003 and 45 percent for the fourth quarter of 2003 compared to the same periods of 2002. The extraction component purchases natural gas to make up the heating value of natural gas liquids extracted (shrinkage).

Operating and administrative expenses increased 43 percent in 2003 and 29 percent for the fourth quarter of 2003 compared to the same periods of 2002 primarily due to operating costs associated with the Wabasca acquisition and expansions in the field gathering and processing component. For the full year 2003, increases in repairs and maintenance and increases in property taxes also contributed to higher operating and administrative expenses.

Amortization expense was higher for the year ended December 31, 2003 compared to the same period in 2002 primarily due to the late 2002 acquisitions and start up of the Joffre ethane extraction plant. In the fourth quarter of 2003, the Company's adoption of the new accounting standard for asset retirement obligations resulted in adjustments to depreciation expense. The impact of the change is accounted for as a retroactive restatement of prior periods and as such full year 2002 and fourth quarter 2002 information has been restated to conform to the reporting requirements.

OPERATING STATISTICS	Three Months Ended December 31 2003	2002	Year Ended December 31 2003	2002
Field gathering and processing				
Capacity (gross Mmcf/d)[1]	**861**	842	**861**	842
Throughput (gross Mmcf/d)[2]	**523**	532	**523**	532
Throughput (gross average annual Mmcf/d)	**520**	492	**520**	492
Capacity utilization at quarter end (percent)	**61**	63	**61**	63
Average working interest (percent)[1]	**90**	88	**90**	88
Extraction				
Inlet capacity (Mmcf/d)[1]	**349**	349	**349**	349
Production (Bbls/d)[3]	**8,182**	3,802	**6,560**	3,399
Transmission volumes (Mmcf/d)[2][4]	**403**	106	**403**	106

(1) As at December 31
(2) Fourth quarter average
(3) Average for the period
(4) Excludes condensate pipeline volumes

Average field gathering and processing throughput volumes decreased by two percent in the fourth quarter of 2003 compared to the fourth quarter of 2002. Increases from the acquisition of the Wabasca field gathering and processing facilities were offset by sharper declines at the Central Border operating area and reduced throughput associated with disposition of non-core processing assets. Increased well tie-in activity was partially offset by natural production declines and the impact of normal down time for repairs and maintenance on facilities. Processed volumes are expected to rise with the Rainbow Lake and Mica Pouce Coupe gathering and processing facility acquisitions completed at the end of the fourth quarter of 2003 and in the first quarter of 2004 respectively, combined with new well tie-ins and exploitation opportunities the Company is currently pursuing..

In the extraction component, average production was higher for the year and three month periods ending December 31, 2003 compared to the same periods of 2002 due to the start up of the Joffre ethane extraction plant in December 2002. Increased volumes resulting from the modifications made at the Empress EnCana extraction facility to increase ethane capability also contributed to the period over period increases.

Contract arrangements at AltaGas' extraction facilities provide for both fee for service and margin based revenue. A significant amount the of inlet volumes processed capture a fee for service and bear no commodity price risk. AltaGas monitors the price differential between the price received for the natural gas liquids (NGLs) extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs. If commodity prices make NGL extraction uneconomic, the NGLs may be reinjected or the facilities shut in.

Transmission volumes increased during the full year and three months ended December 31, 2003 compared to the full year and three months ended December 31, 2002 primarily due to the acquisition of the Suffield transmission pipeline in December 2002 which increased AltaGas' transmission capacity by 400 Mmcf/d.

Net additions to capital assets in the Gathering and Processing segment were $33.3 million during the full year 2003, down from $159.8 million in 2002. In 2003 $24.1 million was invested in acquisitions and expansions, including approximately $17.0 million for the Rainbow Lake and Mica Pouce Coupe facilities, $2.9 million in the modifications at the Empress EnCana extraction plant and $4.2 million for field gathering and processing expansions. The balance of $9.2 million was spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines. In 2002, the Suffield and Wabasca investment of $118.1 million accounted for the majority of the acquisition capital investment. The balance comprises the $22.8 million invested at Joffre and the $11.3million spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines.

ENERGY SERVICES

FINANCIAL RESULTS ($ millions)	Three Months Ended December 31 **2003**	 2002	Year Ended December 31 **2003**	 2002
Revenue	**128.0**	112.4	**521.6**	355.9
Net revenue	**13.2**	14.6	**49.6**	44.2
Operating and administrative expenses	**2.3**	2.6	**8.3**	11.3
Amortization expense	**2.1**	2.2	**8.5**	8.9
Operating income	**8.8**	9.8	**32.8**	24.0

Revenue in the Energy Services segment increased 47 percent in full year 2003 and 14 percent in the fourth quarter of 2003 when compared to the same periods of 2002. The increases are driven by higher natural gas prices received in the gas services component and higher power prices received in the power services component in combination with the higher power sales volumes associated with the Genesee energy contract.

AltaGas reduces volatility in earnings associated with fluctuating power prices by locking in margins with forward sales using financial instruments. The Company entered the power business in late 2001 and started its program of hedging its power sales late in the first quarter of 2002.

Net revenue, gross revenue less the costs of the purchase of natural gas for resale and the costs to purchase power under power purchase based arrangements, was twelve percent higher for the full year 2003 compared to 2002 due to higher average power prices realized and the additional volumes sold as a result of the Genesee energy contract, offset by lower produced volumes in the oil and gas production component. Segment net revenue was down $1.4 million in the fourth quarter of 2003 compared to the same quarter the prior year driven by lower produced volumes in the oil and gas component due to declines and lower marketed volumes in the gas services component based on lower contracted volumes. Power services net revenue for fourth quarter 2003 is $0.1 million higher than fourth quarter 2002. The impact of increased volumes from Genesee sales was offset by higher transmission and interconnection charges for Sundance B as well as Alberta Electrical Services Administrator Rate Rider C charges in fourth quarter 2003 instead of Rate Rider C credits as in fourth quarter 2002.

The decrease in operating and administrative expenses and amortization in the segment for the full year and fourth quarter of 2003 compared to the full year and fourth quarter 2002 due to lower costs related to oil and gas production.

OPERATING STATISTICS	**Three Months Ended December 31**		**Year Ended December 31**	
	2003	2002	**2003**	2002
Volume of power sold (thousands of MWh)	**873**	672	**3,266**	2,669
Average price received on the sale of power ($/MWh) [1]	**46.97**	46.45	**47.03**	41.27
Alberta Power Pool average spot price ($/MWh) [1]	**54.78**	61.43	**62.98**	43.85

(1) Average for the period

Net additions to capital assets in the Energy Services segment were $2.5 million during 2003 compared to $1.5 million during 2002. The net additions to capital assets are largely development costs in the oil and natural gas production component.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AUI), AltaGas' one-third interest in Inuvik Gas Ltd. and the Company's 24.9 percent ownership in Heritage Gas Limited (Heritage Gas).

FINANCIAL RESULTS ($ millions)	**Three Months Ended December 31**		**Year Ended December 31**	
	2003	2002	**2003**	2002
Revenue	**34.7**	34.0	**129.4**	94.3
Net revenue	**9.2**	8.5	**30.5**	28.9
Operating and administrative expenses	**3.9**	3.7	**15.6**	14.4
Amortization expense	**1.6**	1.4	**6.2**	5.7
Operating income	**3.7**	3.4	**8.7**	8.8

Higher natural gas prices in 2003 resulted in Natural Gas Distribution revenue increases in 2003 compared to 2002. Net revenue for the year ended December 31, 2003 increased compared to 2002 due to an increase in the number of service customers and increases in the cost of service. These increases were partially offset by warmer weather in 2003. AUI generates the majority of Natural Gas Distribution net revenue. AUI's net revenue is unaffected by changes in the cost of gas as the actual cost is permitted, subject to approval by the Alberta Energy and Utilities Board, to be passed through to the distribution customers.

Higher operating and administrative expenses in this segment in 2003 were related to increases in the cost of insurance and routine operating and maintenance activities.

On June 27, 2003 AUI filed a 2003/2004 General Rate Application with the AEUB proposing a negotiated settlement process for Phase 1 of this proceeding. In Phase 1 proceedings, the revenue requirements of the company are determined, while Phase 2 proceedings determine the rates that will be charged to each customer class. On July 29,

2003, the AEUB approved the commencement of negotiations with respect to all components of the Phase 1 portion except the 2004 rate of return on common equity and capital structure which will be determined in the Province of Alberta through a Generic Cost of Capital Proceeding. The negotiated settlement process will continue in the first half of 2004.

The public hearing portion of the Generic Cost of Capital proceeding was completed on January 16, 2004, reply argument from all parties is scheduled to be filed by April 5, 2004 and a decision is expected by the end of June 2004.

Heritage Gas was issued a license to operate and interim approval of a Schedule of Rates, Tolls and Charges by the Nova Scotia Utility and Review Board on December 19, 2003. A full General Tariff application for test years 2004 to 2008 will be filed in early 2004.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-fourths of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and fourth quarters that show either small profits or losses.

OPERATING STATISTICS[(1)]	Three Months Ended December 31		Year Ended December 31	
	2003	2002	**2003**	2002
Volume of natural gas distributed				
Sales (Bcf)	**4.5**	4.5	**13.8**	14.2
Transportation (Bcf)	**3.0**	2.0	**9.7**	7.6
Number of customers[(2)]	**59,543**	58,499	**59,543**	58,499
Degree day variance (percent)[(3)]	**3.4**	(7.4)	**6.9**	7.8

(1) AUI only
(2) At December 31
(3) Variance from 20-year average. Positive variances are favourable.

Net additions to capital assets in the Natural Gas Distribution segment were $16.8 million during the year ended December 31, 2003 compared to $3.7 million for the same period in 2002. Of the additions in 2003, $4.3 million were related to costs associated with AUI's routine system betterment projects, new business development and construction of a pipeline in the Rainbow Lake area of Northern Alberta and $2.3 million were for AltaGas' share of costs related to obtaining the franchise, acquiring pipeline and other assets for Heritage Gas. Included in 2003 net additions is a charge of $10.2 million related to prior years' capital in aid of construction received for the replacement of defective piping. Net additions in 2002 of $3.7 million were related to costs associated with AUI's routine system betterment projects and new business development.

In the second quarter of 2003, Heritage Gas accepted the distribution franchise to deliver natural gas to six counties in Nova Scotia. Heritage Gas distributed its first natural gas at the end of December, 2003. There was no material impact on operating results for 2003.

CONSOLIDATED EXPENSES	Three Months Ended December 31		Year Ended December 31	
($ millions)	**2003**	2002	**2003**	2002
Interest	**5.3**	4.4	**22.1**	18.1
Income taxes	**8.6**	3.5	**23.2**	13.5

AltaGas' interest expense for the year ended December 31, 2003 increased 22 percent from the same period in 2002. The increase in interest in 2003 is primarily due to higher average debt balances during the year. The higher debt levels were primarily attributable to the debt of $114.7 million incurred to fund the Wabasca field gathering and processing facilities and Suffield transmission pipeline acquisitions on December 19, 2002, offset by debt repayments from operating cash flows over the year.

Income tax expense for the year and fourth quarter ended December 31, 2003 increased from the same period in 2002 for a number of reasons, including higher net income before taxes, the effect of changes in federal income tax legislation of resource income and large corporations tax, the impact on future income taxes resulting from the adoption of new CICA Handbook requirements for asset retirement obligation accounting and the changes in the mix in the Company's income stream period over period and the associated tax rates attracted.

Higher income in the year accounts for sixty percent of the total increase in income tax expense for 2003 versus the prior year. A further twenty percent relates to regulatory changes wherein the resource allowance deduction and the large corporations tax are being phased out through 2007. The impacts of adopting the asset retirement obligation accounting accounted for seven percent of the difference. The remainder of the increase relates to the different businesses of the Corporation attracting different tax treatment, timing and rates.

The resource allowance deduction provided oil and gas industry participants a credit in calculating taxable income in place of non-deductible royalties paid on hydrocarbon production. Since 1997 AltaGas has benefited from the resource allowance deduction on its field gathering and processing business, a significant portion of its income, but pays no material royalties. Under the legislative changes, announced in June 2003, resource allowance is replaced by the deductibility of provincial or crown royalties and a reduction in the tax rates applicable to resource income. The federal income tax legislation changes also phase out large corporations tax (LCT) by 2007. AltaGas has credited large corporations tax payable against the federal surtax amounts otherwise payable. Based on anticipated future income levels and timing of reversal of temporary differences going forward, the effect on AltaGas was an increase in the Corporation's future income tax liability and a charge to future income tax expense in the current period.

Under asset retirement obligation accounting, AltaGas recorded an asset and a liability on its balance sheet, as well as adjusted accumulated depreciation to include salvage values in the depreciation calculation. The latter change increased the differential between the corporation's accounting and tax balance sheets, increasing the estimated future income tax liability and resulted in an increase in income tax expense in the current period.

The income of the Company is subject to a variety of tax rates and rate reductions currently and in the future. The consolidated income tax rate varies from quarter to quarter depending on the mix and the anticipated timing of the income stream being subject to taxation. AltaGas recorded in fourth quarter 2002 favorable one time adjustments to tax expense related to recording the full years impact of the anticipated timing.

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations for the year ended December 31, 2003 increased to $90.2 million from $70.8 million for the year ended December 31, 2002. The increases in 2003 are from the late 2002 gathering and processing acquisitions and the higher contribution from increased power sales in the Energy Services segment.

At December 31, 2003 AltaGas had total debt outstanding of $396.9 million compared to $419.5 million at December 31, 2002. The Company's debt to total capitalization ratio as at December 31, 2003 decreased to 52 percent from 55 percent at December 31, 2002. The improvement in the capitalization ratio from December 31, 2002 is due to the increase in cash generated from operations after net capital additions and payment of dividends being applied to debt repayment.

AltaGas had a working capital surplus of $9.1 million at December 31, 2003 compared to working capital deficit of $27.2 million at December 31, 2002. The change in working capital is primarily due to the repayment of AltaGas' $50.0 million non-revolving bridge credit facility with a Canadian chartered bank during the second quarter of 2003.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. The total amount of debt with variable interest rates that was fixed through interest rate swaps at December 31, 2003 was $180.0 million. At December 31, 2003 interest rates had been fixed on approximately 71 percent of the Company's total debt, including the swaps and AltaGas' $100.0 million of medium term notes.

AltaGas paid a quarterly dividend of $0.11 per common share and participating share in the capital stock of the Company on December 31, 2003. Dividends of $0.38 were paid during the year ended December 31, 2003 compared to $0.28 paid during the year ended December 31, 2002. This increase in dividends is reflective of the strength and sustainability of AltaGas' earnings.

AltaGas implemented a Normal Course Issuer Bid through the facilities of The Toronto Stock Exchange on December 1, 2000, and renewed the bid in December 2001 and again on December 2, 2002 for an additional 12 months. From April 25, 2001 through December 31, 2003 no shares were purchased. The Normal Course Issuer Bid was not renewed in December 2003..

RISK MANAGEMENT

With respect to continuing operations, the nature of AltaGas' risk exposure and the methods of managing risk remain substantially unchanged since December 31, 2002. AltaGas manages market and credit risk exposures in accordance with its corporate risk policies and position limits. The policies and limits are designed to mitigate the risk of significant loss. For further information on risks, refer to Management's Discussion and Analysis contained in AltaGas' 2002 Annual Report.

ALTAGAS SERVICES INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(unaudited except for the year ended December 31, 2002)

($ thousands except per share amounts)

	Three Months Ended December 31		Year Ended December 31	
	2003	2002 (Restated , note 1)	**2003**	2002 (Restated, note 1)
REVENUE				
Operating	**$ 178,709**	$ 151,794	**$ 708,046**	$ 492,031
Other	**240**	(1,522)	**838**	625
	178,949	150,272	**708,884**	492,656
EXPENSES				
Cost of sales	**117,953**	101,555	**489,027**	322,782
Operating and administrative	**26,241**	20,900	**97,991**	75,010
Amortization	**8,851**	8,659	**38,312**	33,812
	153,045	131,114	**625,330**	431,604
Operating income	**25,904**	19,158	**83,554**	61,052
Interest expense	**5,351**	4,421	**22,072**	18,148
Income before income taxes	**20,553**	14,737	**61,482**	42,904
Income taxes	**8,562**	3,538	**23,159**	13,462
Net income	**11,991**	11,199	**38,323**	29,442
Retained earnings, beginning of period	**88,323**	66,675	**74,256**	56,687
Dividends	**(5,027)**	(3,618)	**(17,292)**	(11,873)
Retained earnings, end of period	**$ 95,287**	$ 74,256	**$ 95,287**	$ 74,256
Net income per share (note 4)				
Basic	**$ 0.26**	$ 0.25	**$ 0.84**	$ 0.70
Diluted	**$ 0.26**	$ 0.25	**$ 0.84**	$ 0.69

See accompanying notes to the consolidated financial statements

ALTAGAS SERVICES INC.
CONSOLIDATED BALANCE SHEETS
As at December 31
(unaudited except for December 31, 2002)

($ thousands)	**December 31 2003**	December 31 2002 (Restated, note 1)
ASSETS		
Current assets		
Accounts receivable	**$ 88,463**	$ 98,996
Inventory	**1,879**	3,770
Other	**5,806**	5,180
	96,148	107,946
Capital assets	**677,911**	663,369
Energy services arrangements and contracts	**101,035**	107,030
Goodwill	**18,860**	18,860
Future income taxes	**208**	208
Investments and other assets	**25,098**	7,450
	$ 919,260	$ 904,863
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 74,726**	$ 77,165
Short-term debt	**4,493**	50,555
Other	**7,857**	7,397
	87,076	135,117
Long-term debt	**392,358**	368,943
Asset retirement obligations	**13,962**	12,925
Future income taxes	**62,537**	49,332
	468,857	431,200
Shareholders' equity		
Share capital (note 3)	**268,040**	264,290
Retained earnings	**95,287**	74,256
	363,327	338,546
	$ 919,260	$ 904,863

See accompanying notes to the consolidated financial statements

ALTAGAS SERVICES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited except for the year ended December 31, 2002)

($ thousands)	Three Months Ended December 31		Year Ended December 31	
	2003	2002 (Restated, note 1)	**2003**	2002 (Restated, note 1)
Cash from operations				
Net income	**$ 11,991**	$ 11,199	**$ 38,323**	$ 29,442
Items not involving cash:				
Amortization	**8,851**	8,659	**38,312**	33,812
Accretion of asset retirement obligations	**238**	224	**920**	831
Future income taxes	**5,709**	723	**12,572**	7,240
Loss (gain) on sale of assets and investments	**(295)**	1,445	**(371)**	(997)
Equity (income) loss	**(227)**	76	**(719)**	371
Other	**444**	39	**1,139**	111
Funds generated from operations	**26,711**	22,365	**90,176**	70,810
Decrease in deferred revenue and other	**-**	(1,406)	**-**	(1,150)
Net change in non-cash working capital	**(11,370)**	(3,566)	**6,783**	5,621
	15,341	17,393	**96,959**	75,281
Investing activities				
Acquisition of capital assets	**(23,284)**	(126,969)	**(43,780)**	(158,742)
Disposition of capital assets	**684**	-	**1,370**	1,750
Acquisition of energy services arrangements and contracts	**-**	(25)	**(25)**	(789)
Repayment (advance) to a related party (note 2)	**29,000**	-	**-**	-
Acquisition of investments and other assets	**(7,904)**	(768)	**(19,568)**	(2,145)
Disposition of investments and other assets	**(180)**	493	**1,331**	2,691
	(1,684)	(127,269)	**(60,672)**	(157,235)
Financing activities				
Increase (decrease) in operating loans	**(9,139)**	112,936	**(22,647)**	35,632
Dividends	**(5,027)**	(3,618)	**(17,292)**	(11,873)
Net proceeds from issuance of common shares (note 3)	**509**	558	**3,652**	58,195
	(13,657)	109,876	**(36,287)**	81,954
Change in cash	**-**	-	**-**	-
Cash, beginning of period	**-**	-	**-**	-
Cash, end of period	**$ -**	$ -	**$ -**	$ -

See accompanying notes to the consolidated financial statements

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited except for December 31, 2002)
(tabular amounts are in thousands of dollars except per share amounts and otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Company's annual consolidated financial statements for the fiscal year ended December 31, 2002. These consolidated financial statements for the year ending December 31, 2002 do not include all disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in AltaGas' 2002 Annual Report.

Asset retirement obligations

Effective January 1, 2003, AltaGas early adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is increased due to the passage of time, with an offsetting charge to accretion expense in the income statement, over the estimated time period until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. Consequently with the adoption of this standard, the Company adjusted its accumulated amortization accounts for the impact of including salvage values in the determination of its annual amortization expense. Historically, the Company had excluded salvage values in the determination of an asset's amortizable value, effectively offsetting future estimated reclamation costs.

During 2003, AltaGas undertook to identify assets impacted by the new standard in each of its business segments.

In the Gathering and Processing and Energy Services segments, certain facilities must be dismantled and the sites reclaimed to meet Alberta Environmental Protection and Enhancement Act and regulations. The asset retirement liabilities are recognized when the obligations are measurable.

In the Natural Gas Distribution segment, AltaGas identified that assets have an indeterminate life and thus a future retirement obligation is not determinable.

The effect of this change in accounting policy was recorded retroactively with restatement of the prior periods. The effect of the adoption is presented below as increases (decreases) in the specific line items of the Consolidated Balance Sheet and the Consolidated Statement of Income.

Consolidated Balance Sheet	2002
Capital assets	$ 9,553
Accumulated amortization	(6,113)
Asset retirement obligations	12,925
Previously recognized future site restoration costs	(807)
Future income taxes	1,262
Opening retained earnings	1,530

Consolidated Statement of Income	Three months ended December 31, 2002	Twelve months ended December 31, 2002
Operating and administrative	$ 224	$ 831
Amortization	(541)	(1,987)
Income taxes	106	400

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

December 31, 2001	$ 9,855
New obligations in the period	1,979
Accretion	831
Other	260
December 31, 2002	$ 12,925
New obligations in the period	127
Accretion	920
Other	(10)
December 31, 2003	$ 13,962

AltaGas estimates the undiscounted amount of cash required to settle the asset retirement obligations is $45.0 million (2002 - $44.8 million). The asset retirement obligations have been recorded in the financial statements at estimated values discounted at rates between 8 percent and 8.5 percent and are expected to be incurred between 2010 and 2040. The majority of the costs are expected to be incurred between 2025 and 2035. No assets have been legally restricted for settlement of the liability.

2. RELATED PARTY TRANSACTIONS

On April 23, 2003, AltaGas acquired 19.2 percent of the outstanding limited partnership units of Taylor NGL Limited Partnership ("Taylor") for $9.4 million.

On September 4, 2003, the Company loaned $29.0 million to the general partner of Taylor. The loan bears interest at prime plus one percent and was repaid on October 17, 2003.

On October 17, 2003, AltaGas purchased an additional 1,592,250 limited partnership units of Taylor for $8.7 million. The purchase preserved AltaGas' 19.2 percent ownership of Taylor.

3. SHARE CAPITAL

Authorized:

- an unlimited number of common shares without nominal or par value.
- an unlimited number of preferred shares without nominal or par value.

Common Shares Issued:

	Number of Shares	Amount
December 31, 2002	36,237,092	$ 175,326
Issued for cash on exercise of options	471,752	3,652
Issued for compensation	8,000	98
December 31, 2003	**36,716,844**	**179,076**

Preferred Participating Shares Issued:

	Number of Shares	Amount
December 31, 2002 and 2003	**9,000,000**	**$ 88,964**
Total shares issued	**45,716,844**	**268,040**

The Company has an employee stock option plan under which both employees and directors are eligible to receive grants. At December 31, 2003 3,800,000 common shares were reserved for issuance under the plan. To December 31, 2003 options granted under the plan generally had a term of ten years to expiry and vested no longer than over a four year period. Options outstanding under the plan have a weighted average exercise price of $8.74 and a weighted average remaining contractual life of 7.21 years.

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, December 31, 2002	1,670,676	$ 7.66
Granted	400,638	11.76
Exercised	(471,752)	7.74
Cancelled	(93,200)	7.47
Stock options outstanding, December 31, 2003	**1,506,362**	**$ 8.74**
Exercisable at December 31, 2003	**622,974**	**$ 9.57**

On June 7, 2002 AltaGas closed a public offering for 6,325,000 common shares at $9.30 per share. Proceeds net of share issue costs were $56.4 million.

The basic number of shares outstanding for the year ended December 31, 2003 was 45.5 million (December 31, 2002 - 42.3 million) and the diluted number of shares outstanding for the year ended December 31, 2003 was 45.9 million (December 31, 2002 - 42.6 million).

4. SEGMENTED INFORMATION

AltaGas is a midstream energy company with a portfolio of assets and services used to move energy from the source to the end-user. The Company has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end users and related services.

For the three months ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 42,579	$ 127,944	$ 34,744	$ (26,318)	$ 178,949
Cost of sales	(3,889)	(114,851)	(25,431)	26,218	(117,953)
Operating and administrative expenses	(20,208)	(2,120)	(4,013)	100	(26,241)
Amortization	(5,134)	(2,093)	(1,624)	-	(8,851)
Operating income	$ 13,348	$ 8,880	$ 3,676	$ -	$ 25,904
Net additions to capital assets	$ 21,761	$ 987	$ 11,011	$ -	$ 33,759
Segment assets	$ 614,401	$ 165,759	$ 139,100	$ -	$ 919,260

For the year ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 156,711	$ 521,590	$ 129,434	$ (98,851)	$ 708,884
Cost of sales	(16,504)	(472,075)	(98,866)	98,418	(489,027)
Operating and administrative expenses	(74,598)	(8,189)	(15,637)	433	(97,991)
Amortization	(23,555)	(8,513)	(6,244)	-	(38,312)
Operating income	$ 42,054	$ 32,813	$ 8,687	$ -	$ 83,554
Net additions to capital assets	$ 33,316	$ 2,514	$ 16,796	$ -	$ 52,626
Segment assets	$ 614,401	$ 165,759	$ 139,100	$ -	$ 919,260

For the three months ended December 31, 2002	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 29,060	$ 112,427	$ 34,016	$ (25,231)	$ 150,272
Cost of sales	(2,423)	(97,903)	(25,523)	24,294	(101,555)
Operating and administrative expenses	(15,648)	(2,472)	(3,717)	937	(20,900)
Amortization	(5,031)	(2,198)	(1,430)	-	(8,659)
Operating income	$ 5,958	$ 9,854	$ 3,346	$ -	$ 19,158
Net additions to capital assets	$ 132,695	$ (580)	$ (888)	$ -	$ 131,227
Segment assets	$ 589,284	$ 181,990	$ 133,589	$ -	$ 904,863

For the year ended December 31, 2002	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 106,031	$ 355,882	$ 94,316	$ (63,573)	$ 492,656
Cost of sales	(6,460)	(311,664)	(65,463)	60,805	(322,782)
Operating and administrative expenses	(52,136)	(11,284)	(14,358)	2,768	(75,010)
Amortization	(19,187)	(8,914)	(5,711)	-	(33,812)
Operating income	$ 28,248	$ 24,020	$ 8,784	$ -	$ 61,052
Net additions to capital assets	$ 159,785	$ 1,546	$ 3,659	$ -	$ 164,990
Segment assets	$ 589,284	$ 181,990	$ 133,589	$ -	$ 904,863

5. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Prior periods have been restated for the impacts of the adoption of CICA Handbook Section on accounting for asset retirement obligations.

6. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses

OTHER INFORMATION

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions except per share amounts)	Q4/03	Q3/03	Q2/03	Q1/03	Q4/02
Revenue					
Gathering and Processing					
Field gathering and processing	**29.0**	26.5	24.8	25.1	22.6[1]
Extraction	**7.4**	5.9	5.7	8.3	4.3
Transmission	**6.7**	6.7	6.4	6.2	2.3
Intercomponent elimination	**(0.5)**	(0.9)	(0.5)	(0.1)	-
Energy Services	**128.0**	117.0	124.0	152.6	112.4
Natural Gas Distribution[2]	**34.7**	12.9	23.5	58.3	34.0
Intersegment elimination	**(26.3)**	(10.2)	(15.3)	(47.0)	(25.3)
	179.0	157.9	168.6	203.4	150.3
Net revenue					
Gathering and Processing					
Field gathering and processing	**29.0**	26.5	24.8	25.1	22.6[1]
Extraction	**3.5**	2.1	2.3	2.9	1.8
Transmission	**6.7**	6.7	6.4	6.2	2.3
Intercomponent elimination	**(0.5)**	(0.9)	(0.5)	(0.1)	-
Energy Services	**13.2**	14.1	12.5	9.8	14.6
Natural Gas Distribution[2]	**9.2**	4.9	5.8	10.6	8.5
Intersegment elimination	**(0.1)**	(0.1)	(0.1)	(0.1)	(1.0)
	61.0	53.3	51.2	54.4	48.8
Operating income					
Gathering and Processing	**13.4**	10.1	9.0	9.6	5.9[1]
Energy Services	**8.8**	9.6	8.3	6.1	9.8
Natural Gas Distribution[2]	**3.7**	(0.5)	0.3	5.2	3.4
	25.9	19.2	17.6	20.9	19.1

(1) Q4 2002 results include a loss of $1.4 million on sale of investments.
(2) Q2 and Q3 2003 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.

Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q4/03	Q3/03	Q2/03	Q1/03	Q4/02
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) (1)	**861**	835	838	847	842
Processed throughput (gross Mmcf/d) (2)	**523**	514	510	535	532
Capacity utilization (percent) (1)	**61**	62	61	63	63
Average working interest (percent) (1)	**90**	88	88	88	88
Extraction					
Inlet capacity (Mmcf/d) (1)	**349**	349	349	349	349
Production (Bbls/d) (2)	**8,182**	5,440	6,195	6,416	3,802
Transmission					
Volumes (Mmcf/d) (2)(4)	**403**	347	321	319	106
Energy Services					
Volume of power sold (thousands of MWh)	**873**	872	861	660	672
Price received on the sale of power ($/MWh) (2)	**46.97**	48.28	46.55	46.07	46.45
Average Alberta Power Pool prices ($/MWh) (2)	**54.78**	62.39	50.88	83.85	61.43
Natural Gas Distribution					
Customers	**59,543**	58,941	58,671	58,700	58,499
Volume of natural gas distributed					
Sales (Bcf) (5)	**4.5**	1.3	2.1	5.9	4.5
Transportation (Bcf)	**3.0**	2.6	2.2	1.9	2.0
Degree day variance (percent) (3)	**3.4**	(5.9)	15.4	9.2	(7.4)

(1) At period end.
(2) Quarter average.
(3) Variance from 20-year average.
(4) Excludes condensate transmission volumes
(5) Q2 and Q3 2003 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.

Positive variances are favourable

DIVIDENDS

On January 11, 2001 the Corporation declared its first quarterly cash dividend per fully paid common share and participating share in the capital stock of the Company, which was paid on March 31, 2001. No dividends were paid on any shares of AltaGas from the date of its incorporation to the end of December 2000. Dividend levels will be reviewed periodically by the Board of Directors giving consideration to AltaGas' growth-related initiatives, financial position, financing requirements, cash flow and other relevant factors. The following table summarizes AltaGas' dividend history.

(dollars)	**2004**	2003	2002	2001
First quarter	**$ 0.11**	$ 0.08	$ 0.06	$ 0.03
Second quarter	not declared	0.08	0.06	0.03
Third quarter	not declared	0.11	0.08	0.06
Fourth quarter	not declared	0.11	0.08	0.06
	$ 0.11	$ 0.38	$ 0.28	$ 0.18

EARNINGS COVERAGE RATIO

The following table sets forth AltaGas Services Inc.'s earnings coverage ratio which is provided in connection with its continuous offering of Medium Term Notes. The financial ratio has been calculated based on Canadian generally accepted accounting principles.

	Twelve months ended	
	December 31 2003	December 31 2002
Earnings coverage on short and long term debt	**3.8x**	3.4x

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour
Net revenue	gross revenue less the costs of the purchase of natural gas for resale and the costs to purchase power under power purchase arrangements

When used in this report, the words "outlook", "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as result of new information or future events.

AltaGas Services Inc.
#1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1
Ph: 403-691-7575 Fax: 403-691-7576

www.altagas.ca

(5)

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **AltaGas Services Inc.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 26, 2004 of 2,000 common shares of AltaGas Services Inc., AltaGas Services Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta, this 27th day of February, 2004.

ALTAGAS SERVICES INC.

By: ***"Dennis A. Dawson"***
Dennis A. Dawson
Vice-President, General Counsel and Corporate Secretary

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

I:\JLP\OPEN\26492 ALTAGAS 2002 GENERAL\FORM45-102F2.DOC

Computershare

600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: 1 (866) 331-6361 Fax.: (403) 267-6529

RECEIVED
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(6)

March 08, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
TSX

Dear Sirs:

Subject: AltaGas Services Inc.

We confirm that the following material was sent by pre-paid mail on March 5, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. Year-end and Fourth quarter 2003 Highlights dated March 2, 2004

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Instrument 54-102.

Yours truly,

"signed by"

Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com

cc: AltaGas Services Inc.
Attention: Marilyn Pfaefflin

Tw\10100

ALTAGAS DELIVERS RECORD ANNUAL EARNINGS OF $38.3 MILLION

CALGARY, Alberta - March 2, 2004 - TSX: ALA

Year-end and Fourth Quarter 2003 Highlights

(All financial figures are in Canadian dollars unless otherwise stated.)

- AltaGas Services Inc.'s successful business strategy delivered its tenth consecutive year of record consolidated net income. Net income was $38.3 million or $0.84 per share for the year ended December 31, 2003 compared to net income of $29.4 million or $0.70 per share for the same period of 2002. This 30 percent increase in net income and 20 percent increase in net income per share is based on shares outstanding for the year ended December 31, 2003 of 45.5 million compared to 42.3 million for 2002.

- The strength in AltaGas' base business and the substantial year over year volume increases in the transmission, extraction and power components related to late 2002 and 2003 business development drove the growth in net income for the year. In 2003, one time future income tax liability adjustments made to reflect federal legislative changes in taxation of resource income and large corporations tax reduced income by $2.0 million or $0.04 per share. In 2002, net income includes net gains on the sale of investments of $0.6 million or $0.02 per share.

- AltaGas adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the Corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of a fair value can be determined. Concurrently, the Company adjusted its accumulated depreciation accounts to include the impact of including salvage values in the determination of its annual depreciation expense. Adoption resulted in a favorable impact on 2003 net income of $0.8 million and $0.02 per share.

- Fourth quarter 2003 net income was $12.0 million, 7 percent higher than fourth quarter 2002 net income of $11.2 million. Net income per share rose to $0.26 in the fourth quarter of 2003 up from $0.25 per share in the fourth quarter of 2002. The increase in net income in the fourth quarter of 2003 compared to the same period in 2002 was substantially due to the late December 2002 Suffield pipelines acquisition and the Joffre ethane extraction plant commissioning. In 2003, a one time charge associated with phasing out of the large corporations tax by 2007 was applied to AltaGas' estimated future income taxes payable, reducing income in the fourth quarter by $1.2 million or $0.03 per share.

- Funds generated from operations increased 27 percent to $90.2 million for the twelve months ended December 31, 2003 up from $70.8 million for the same period in 2002. Funds generated from operations for the fourth quarter of 2003 were $26.7 million, an increase of 19 percent when compared to $22.4 million for the fourth quarter of 2002. These record cash flows were used to fund investment of $60.7 million, dividends of $17.3 million and reduce AltaGas' total debt by $22.6 million in 2003. As a result of the debt reduction the Company's debt to total capitalization ratio decreased to 52 percent from 55 percent at December 31, 2002.

- AltaGas' share price closed at $15.87 on December 31, 2003 up from $9.59 at December 31, 2002. Including dividends of $0.38 per share, the total return to shareholders for 2003 was 69.45 percent.

- The Board of Directors declared a dividend of $0.11 per common and participating share to be paid on March 31, 2004 to shareholders of record as at March 19, 2004. The share price at closing on March 1, 2004 was $19.90.

- On February 18, 2004 AltaGas announced that a Special Committee of Independent Directors was undertaking a review of whether to reorganize the business of AltaGas into an income trust.

"2003 was a strong year for AltaGas and marked the milestone of ten years of extraordinary growth", said Chairman and Chief Executive Officer David Cornhill. "We delivered record earnings and cash flow and grew our return on equity and return on investment. During the year, strategic investments continued to be made and partnerships forged that will provide growth in the future. Today, AltaGas is a strong company with high quality assets, a great track record, a proven strategy and a vast array of opportunities."

Mr. Cornhill, commenting on the undertaking to review whether to reorganize the business of AltaGas into an income trust, said, "At AltaGas we create value by investing in and being operationally excellent managers of energy infrastructure-based assets. The review that has been undertaken and any decision ultimately made regarding a reorganization of our business will not change that. The Board of Directors formed the Special Committee to ensure that any reorganization that might be proposed will be in the best interests of AltaGas and its shareholders, and will provide the best vehicle to further AltaGas' growth. The Special Committee expects to make a recommendation to the Board of Directors in the next few weeks with respect to the results of its review. Looking forward, I am confident that under any structure our next ten years will build on the strength of our first ten years."

During 2003, AltaGas captured several opportunities to augment cash flows and earnings. Net additions to capital assets for the twelve months ended December 31, 2003 were $52.6 million, bringing AltaGas' total assets to $919.3 million. AltaGas expanded its power business through the signing of the 100 megawatt Genesee energy strip contract that required no capital outlay but instead requires AltaGas to pay a competitively priced fixed monthly capacity charge. The Company advanced its natural gas distribution business with Heritage Gas, a Nova Scotia project in which AltaGas will invest approximately $32.0 million over the next six years. AltaGas grew its Gathering and Processing segment with the acquisition of 19.2 percent of Taylor Natural Gas Liquids Partnership and continued its program of acquisition, construction and expansion projects. In the field gathering and processing component, net additions to capital assets were $31.6 million in 2003. With capital assets of $351.6 million in this component, AltaGas is well positioned to meet existing and future processing needs in the areas it serves through its existing capacity and with expansions of existing facilities. AltaGas continues to pursue opportunities for new area development in the field gathering and processing component and to expand its market position in all components of the midstream market place.

Net revenue for the Gathering and Processing segment was $140.2 million for the year ended December 31, 2003 compared to $99.6 million for the year ended December 31, 2002. Net revenue for the fourth quarter of 2003 was $38.7 million compared to $26.7 million for the same period in 2002. During the year growth was achieved in the transmission component primarily due to the December 2002 Suffield pipelines acquisition. In the field gathering and processing component, higher net revenue in 2003 was attributable to the Wabasca acquisition in December 2002 which included the addition of seven gathering and processing systems, expansions at existing facilities and strong natural gas throughput in the base business. In the extraction component, results grew substantially due to the commissioning of the Joffre ethane extraction plant in December 2002, and the completion of modifications to increase ethane production at the EnCana-operated extraction plant late in the third quarter of 2003.

In late 2002, AltaGas significantly expanded its transmission business with the acquisition of the Suffield system, adding 400 Mmcf/d of capacity. The successful integration of the Suffield system increased net revenue in this component 258 percent to $26.1 million for the year ended December 31, 2003 from $7.3 million in 2002. During the fourth quarter of 2003, net revenue in AltaGas' transmission component increased 189 percent to $6.7 million from $2.3 million during the same period in 2002. Total average transmission volumes increased to 348 Mmcf/d in 2003 from 70 Mmcf/d in 2002 and total average transmission volumes for the fourth quarter of 2003 were 403 Mmcf/d compared to 106 Mmcf/d for the fourth quarter of 2002.

In the field gathering and processing component, net revenue for 2003 reached $105.4 million, a 22 percent increase over 2002 net revenue of $86.1 million. In this component, AltaGas achieved capacity and throughput growth for the tenth consecutive year. During the fourth quarter of 2003, net revenue increased to $29.0 million, a 28 percent increase over net revenue of $22.6 million during the same period in 2002. On December 18, 2003, AltaGas announced its intention to acquire interests in two natural gas processing systems, Rainbow Lake and Mica Pouce Coupe, for approximately $17.0 million. The Rainbow Lake gathering and processing system acquisition closed on December 22, 2003, and included a 100 percent interest in a 40 Mmcf/d sour natural gas processing facility and 130 kilometres of gathering pipelines located near the town of Rainbow Lake in northwestern Alberta. The facility is supported by extensive land dedications in an area with strong producer activity. The Mica Pouce Coupe acquisition which closed on January 30, 2004 included a 40.78 percent interest in

a 43 Mmcf/d sweet gas processing facility and approximately 70 kilometres of gathering pipeline located along the Alberta/BC border near the town of Dawson Creek.

Gross processing capacity at field gathering and processing facilities increased to 861 Mmcf/d at December 31, 2003 from 842 Mmcf/d at the end of 2002. Increases in capacity from acquisitions, construction projects and expansions at existing facilities throughout the year were partially offset by facility rationalizations. AltaGas typically acquires skid-mounted processing facilities that can be integrated with existing facilities. These mobile assets allow AltaGas to match quickly and efficiently the size of plant processing requirements to anticipated production volumes in an area. The ability to redeploy major equipment allows AltaGas to reduce operating costs and maximize return on capital invested.

Strong industry drilling activity in many of AltaGas' operating areas resulted in 324 new natural gas wells tied into AltaGas' field gathering and processing facilities in 2003 compared to 188 new wells tied-in during 2002. Volume additions from well tie-ins, in combination with throughput from facility acquisitions and expansions, more than offset normal natural gas production declines in 2003. Natural gas gathering and processing gross average throughput for the year ended December 31, 2003 increased to 520 Mmcf/d from 492 Mmcf/d for the year ended December 31, 2002. During the fourth quarter of 2003, natural gas gathering and processing gross average throughput was 523 Mmcf/d compared to 532 Mmcf/d for the fourth quarter of 2002. At some of AltaGas' field gathering and processing facilities where there is lower producer activity, the company continues to benefit from take-or-pay and capital and operating cost recovery contract provisions designed to minimize financial exposure to fluctuating throughput.

In AltaGas' extraction component, 2003 processed volumes almost doubled with average net production of 6,560 Bbls/d of ethane and natural gas liquids ("NGLs") compared to an average of 3,399 Bbls/d in 2002. As a result of the higher volumes, net revenue for the extraction component grew 74 percent in 2003, reaching $10.8 million. The higher average production for 2003 is a result of the commissioning of the Joffre ethane extraction plant in December 2002, partially offset by the eight week shut-in of the EnCana-operated Empress extraction facility during the third quarter of 2003 to complete modifications to increase ethane production at that facility. Net revenue for the fourth quarter of 2003 was $3.5 million, a 96 percent increase from $1.8 million for the same period during 2002, as a result of both higher volumes and higher NGLs frac spreads. As a result of the modifications on the EnCana-operated Empress facility and the full quarter impact of the Joffre plant production, AltaGas' total average extraction volumes for the fourth quarter of 2003 increased to 8,182 Bbls/d from 3,802 Bbls/d for the same period in 2002.

During 2003, AltaGas delivered another year of solid performance in its Energy Services segment through disciplined management of the Company's power purchase arrangements. AltaGas reduces its exposure to electricity price volatility by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk. AltaGas' hedging strategy targets balance between operating margin certainty and operational flexibility. In the Energy Services segment, net revenue for the year ended December 31, 2003 was $49.6 million compared to $44.2 million for the same period in 2002. Net revenue for the fourth quarter of 2003 was $13.2 million compared to fourth quarter 2002 net revenue of $14.6 million. During 2003, higher power volumes sold were partially offset by higher expenses in the power and gas services components, lower produced volumes from AltaGas' oil and gas properties and lower marketed volumes in the gas services component. In the fourth quarter of 2003, the impact of increased power volumes from Genesee sales were offset by higher transmission and interconnection charges from Sundance B as well as Alberta Electrical Service Administration Rate Rider C charges in the fourth quarter of 2003 instead of Rate Rider C credits as in the fourth quarter of 2002.

The average price AltaGas received from power sales in 2003 was $47.03 per MWh, up 14 percent from the $41.27 per MWh received in 2002. These prices compare to average Alberta Power Pool spot prices of $62.98 per MWh and $43.85 per MWh in 2003 and 2002, respectively. The average price AltaGas received from power sales in the fourth quarter of 2003 was $46.97 per MWh up from $46.45 per MWh in the fourth quarter of 2002. These prices compare to average Alberta Power Pool spot prices of $54.78 per MWh and $61.43 per MWh in the fourth quarters of 2003 and 2002, respectively. Adhering to its hedging strategy, AltaGas has sold a substantial portion of its power forward for 2004.

In the Natural Gas Distribution segment, net revenue for the year ended December 31, 2003 was $30.5 million compared to $28.9 million for the same period in 2002. Sales and transportation volumes for 2003 increased to 23.5 Bcf compared to 21.8 Bcf for 2002 despite slightly warmer weather during 2003. Higher volumes transported for producers and industrial end use customers contributed to the positive results for the year. During the fourth quarter of 2003, net revenue in the natural gas distribution segment was $9.2 million compared to fourth quarter 2002 net revenue of $8.5 million.

Heritage Gas Limited, of which AltaGas owns 24.9 percent, accepted on June 3, 2003 the natural gas distribution franchise to serve six counties in Nova Scotia for a period of 25 years. Later in the year, Heritage Gas acquired and constructed natural gas distribution facilities and took steps to begin operations as a natural gas distribution utility. Heritage Gas activated its natural gas distribution system on December 20, 2003 and served its first customer on December 23, 2003. In its first four years of development Heritage Gas expects to bring natural gas access to approximately 8,000 residential and business customers in Nova Scotia.

Consolidated Financial Highlights

AltaGas adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the Corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of a fair value can be determined. Concurrently, the Company adjusted its accumulated depreciation accounts to include the impact of including salvage values in the determination of its annual depreciation expense. Adoption resulted in a favorable impact on 2003 net income of $0.8 million and $0.02 per share.

	Three months ended December 31		Year Ended December 31	
($ millions)	2003	2002	2003	2002
Revenue	**179.0**	150.3[4]	**708.9**	492.7[4]
Net revenue [1]	**61.0**	48.8[4]	**219.9**	169.9[4]
EBITDA [2]	**34.7**	27.8[4]	**121.9**	94.8[4]
Net income	**12.0**	11.2[4]	**38.3**	29.4[4]
Funds generated from operations	**26.7**	22.4	**90.2**	70.8

	Three months ended December 31		Year Ended December 31	
Results per basic share (dollars except number of shares)	2003	2002	2003	2002
EBITDA [2]	**0.76**	0.62[4]	**2.68**	2.24[4]
Net income	**0.26**	0.25[4]	**0.84**	0.70[4]
Funds generated from operations	**0.58**	0.50	**1.98**	1.67
Dividends paid per share	**0.11**	0.08	**0.38**	0.28
Basic shares outstanding for the period (millions) [3]	**45.7**	45.2	**45.5**	42.3
Shares outstanding at period end (millions)	**45.7**	45.2	**45.7**	45.2

Certain comparative figures have been reclassified and restated to conform to the current financial presentation.

(1) Net revenue is gross revenue less the costs to purchase natural gas for resale and the costs to purchase power under power purchase based arrangements.
(2) Earnings before interest expense, income taxes, and amortization. EBITDA is provided to assist investors in determining the ability of AltaGas to generate funds from operations. This measure does not have any standardized meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
(3) Based on the weighted average number of shares outstanding for the period.
(4) 2002 includes a first quarter pre-tax gain of $2.4 million from the sale of investments and a fourth quarter pre-tax loss of $1.4 million.

About AltaGas

AltaGas moves energy from its source to the end user, adding value through the process. The Company has over $900 million in assets and a market capitalization of approximately $900 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas in Alberta through AltaGas Utilities Inc., in the Northwest Territories through the Ikhil Gas Project and in Nova Scotia through its interest in Heritage Gas Limited. The Company provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase arrangements.

AltaGas' common shares are listed on the Toronto Stock Exchange under the symbol ALA. The Company is included in the S&P/TSX Composite Index, S&P/TSX Smallcap Index and the S&P/TSX Capped Energy Index.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website
www.altagas.ca

When used in this press release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as result of new information or future events.

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Q4 : 03

AltaGas Services Inc.
For the year ended
December 31, 2003

FOURTH QUARTER REPORT

INTERIM REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2003

RESULTS AT A GLANCE

	Three months ended December 31		Year ended December 31	
	2003	2002	2003	2002
Net income (millions of dollars)	**12.0**	11.2	**38.3**	29.4
Net income excluding net gains from sale of investments (millions of dollars)	**12.0**	12.4	**38.3**	28.8
Net income per share	**0.26**	0.25	**0.84**	0.70
Net income per share excluding net gains (losses) from sale of investments	**0.26**	0.27	**0.84**	0.68

Note: Per share amounts are based on the weighted average number of shares outstanding for the period or basic shares.
Net income excluding gains is provided to assist in determining normal income for ongoing operations.
Net income excluding net gains (losses) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles.
Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements and in conjunction with the audited consolidated financial statements and the Management's Discussion and Analysis contained in the Company's annual report for the year ended December 31, 2002.

RESULTS OF OPERATIONS

Consolidated Operations

	Three months ended December 31		Year ended December 31	
($ millions)	2003	2002	2003	2002[1]
Revenue	**179.0**	150.3	**708.9**	492.7
Net revenue [2]	**61.0**	48.8	**219.9**	169.9
EBITDA [3]	**34.7**	27.8	**121.9**	94.8
Operating income	**25.9**	19.1	**83.6**	61.0

((1) 2002 includes a first quarter pre-tax net gain of $2.4 million from the sale of investments and a fourth quarter pre-tax loss of $1.4 million

(2) Net revenue is gross revenue less the costs to purchase natural gas for resale and the costs to purchase power under power purchase based arrangements.

(3) EBITDA (operating income plus amortization) is provided to assist in determining the ability of AltaGas to generate cash from operations. This measure does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies.

AltaGas' substantial growth continued to generate very strong operating and financial results in the fourth quarter and for the full year 2003. The growth is primarily driven by the late December 2002 acquisition of two natural gas transmission pipelines at Suffield, Alberta, higher contributions from the power component due to increased power prices and additional power sales associated with AltaGas' 100 megawatt Genesee energy contract, and to the start-up of the Joffre ethane extraction plant in late December 2002.

Revenue for the year ended December 31, 2003 rose 44 percent compared to the same period in 2002. For the three months ended December 31, 2003, revenue increased 19 percent compared to the three months ended December 31, 2002. The increases in revenue are primarily due to the higher prices received for natural gas and power sold in the Energy Services and Natural Gas Distribution segments and to the new volumes sold in the power component.

Net revenue increased 29 percent for full year 2003 and 25 percent for the fourth quarter of 2003 when compared to the same periods of 2002. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the year and three months ended December 31, 2003 rose 29 percent and 25 percent respectively compared to the same periods of 2002. The increases in EBITDA are less than those reported for net revenue on the basis of increased operating and general and administrative costs. Operating cost increases were driven by new costs related to the Wabasca and Suffield acquisitions as well as by higher repairs and maintenance and property tax costs in the current year and quarter. General and administrative costs are higher in the year and in the fourth quarter compared to the same periods in the prior year primarily due to increased staffing required to support the Corporation's growth.

AltaGas early adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted over the estimated time period until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. The Company adjusted its accumulated depreciation accounts for the impact of including salvage values in the determination of its annual depreciation expense. Historically, the Company had excluded salvage values in the determination of an asset's depreciable value, effectively providing for any future estimated reclamation costs.

Amortization increased for the full year and fourth quarter of 2003 over the comparative periods of the prior year as a result of the increases in the capital base related to the Suffield and Wabasca acquisitions and the commissioning of the Joffre ethane extraction plant.

The net impact of these changes year over year and fourth quarter resulted in growth in operating income in 2003 over 2002 of 37 percent and 36 percent respectively. This growth was partially offset by higher interest costs, due to higher average debt levels and by higher income taxes in fourth quarter 2003 compared to fourth quarter 2002. The higher comparative income taxes in 2003 were driven by the Corporation's improved earnings, the impact on future income taxes of legislative changes related to large corporations tax and to favorable tax adjustments recorded in 2002.

Net income for the year ended December 31, 2003 was $38.3 million or $0.84 per share compared to $29.4 million or $0.70 per share for the year ended December 31, 2002. After tax net gains on the sale of investments included in 2002 were $0.6 million or $0.02 per share.

Results by Operating Segment

AltaGas reports consolidated financial and operating results on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution. Gathering and Processing includes natural gas field gathering and processing facilities, ethane and natural gas liquids extraction plant interests and natural gas transmission pipelines. Energy Services includes power services, gas services, and oil and natural gas production. Natural Gas Distribution includes AltaGas' wholly-owned subsidiary AltaGas Utilities Inc., the Company's one-third interest in Inuvik Gas Ltd., a company that distributes natural gas within the Town of Inuvik and the Company's 24.9 percent ownership in Heritage Gas Limited, a company that commenced distribution of natural gas in Nova Scotia near the end of 2003.

Gathering and Processing

FINANCIAL RESULTS

($ millions)	Three months ended December 31 2003	2002	Year ended December 31 2003	2002
Revenue	**42.6**	29.2	**156.7**	106.1[1]
Net revenue	**38.7**	26.7	**140.2**	99.6[1]
Operating and administrative expenses	**20.2**	15.7	**74.5**	52.2
Amortization expense	**5.1**	5.1	**23.6**	19.2
Operating income	**13.4**	5.9	**42.1**	28.2[1]

(1) 2002 includes a first quarter pre-tax gain of $2.4 million and a fourth quarter pre-tax loss of $1.4 million on the sale of investments.

Growth in the Gathering and Processing segment for the year ended December 31, 2003 compared to the same period in 2002 was primarily due to the late December 2002 acquisitions of the Suffield transmission pipelines and the Wabasca field gathering and processing facilities. The commissioning of the Joffre ethane extraction plant in late 2002, the increase in well tie-in activity over 2002 and a modification to increase ethane production capability at the EnCana operated extraction plant also contributed to the growth.

Revenue in this segment for the year and three months ended December 31, 2003 increased by 48 percent and 46 percent respectively when compared to the same periods in 2002. Net revenue, revenue minus the costs associated with the purchase of shrinkage gas at extraction facilities, increased by 41 percent for the year ended December 31, 2003 and 45 percent for the fourth quarter of 2003 compared to the same periods of 2002. The extraction component purchases natural gas to make up the heating value of natural gas liquids extracted (shrinkage).

Operating and administrative expenses increased 43 percent in 2003 and 29 percent for the fourth quarter of 2003 compared to the same periods of 2002 primarily due to operating costs associated with the Wabasca acquisition and expansions in the field gathering and processing component. For the full year 2003, increases in repairs and maintenance and increases in property taxes also contributed to higher operating and administrative expenses.

Amortization expense was higher for the year ended December 31, 2003 compared to the same period in 2002 primarily due to the late 2002 acquisitions and start up of the Joffre ethane extraction plant. In the fourth quarter of 2003, the Company's adoption of the new accounting standard for asset retirement obligations resulted in adjustments to depreciation expense. The impact of the change is accounted for as a retroactive restatement of prior periods and as such full year 2002 and fourth quarter 2002 information has been restated to conform to the reporting requirements.

OPERATING STATISTICS

	Three months ended December 31 2003	2002	Year ended December 31 2003	2002
Field gathering and processing				
Capacity (gross Mmcf/d) [1]	**861**	842	**861**	842
Throughput (gross Mmcf/d) [2]	**523**	532	**523**	532
Throughput (gross average annual Mmcf/d)	**520**	492	**520**	492
Capacity utilization at quarter end (percent)	**61**	63	**61**	63
Average working interest (percent) [1]	**90**	88	**90**	88
Extraction				
Inlet capacity (Mmcf/d) [1]	**349**	349	**349**	349
Production (Bbls/d) [3]	**8,182**	3,802	**6,560**	3,399
Transmission volumes (Mmcf/d) [2][4]	**403**	106	**403**	106

(1) As at December 31.

(2) Fourth quarter average.

(3) Average for the period.

(4) Excludes condensate pipeline volumes.

Average field gathering and processing throughput volumes decreased by two percent in the fourth quarter of 2003 compared to the fourth quarter of 2002. Increases from the acquisition of the Wabasca field gathering and processing facilities were offset by sharper declines at the Central Border operating area and reduced throughput associated with disposition of non-core processing assets. Increased well tie-in activity was partially offset by natural production declines and the impact of normal down time for repairs and maintenance on facilities. Processed volumes are expected to rise with the Rainbow Lake and Mica Pouce Coupe gathering and processing facility acquisitions completed at the end of the fourth quarter of 2003 and in the first quarter of 2004 respectively, combined with new well tie-ins and exploitation opportunities the Company is currently pursuing.

In the extraction component, average production was higher for the year and three month periods ending December 31, 2003 compared to the same periods of 2002 due to the start up of the Joffre ethane extraction plant in December 2002. Increased volumes resulting from the modifications made at the Empress EnCana extraction facility to increase ethane capability also contributed to the period over period increases.

Contract arrangements at AltaGas' extraction facilities provide for both fee for service and margin based revenue. A significant amount of the inlet volumes processed capture a fee for service and bear no commodity price risk. AltaGas monitors the price differential between the price received for the natural gas liquids (NGLs) extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs. If commodity prices make NGL extraction uneconomic, the NGLs may be reinjected or the facilities shut in.

Transmission volumes increased during the full year and three months ended December 31, 2003 compared to the full year and three months ended December 31, 2002 primarily due to the acquisition of the Suffield transmission pipeline in December 2002 which increased AltaGas' transmission capacity by 400 Mmcf/d.

Net additions to capital assets in the Gathering and Processing segment were $33.3 million during the full year 2003, down from $159.8 million in 2002. In 2003 $24.1 million was invested in acquisitions and expansions, including approximately $17.0 million for the Rainbow Lake and Mica Pouce Coupe facilities, $2.9 million in the modifications at the Empress EnCana extraction plant and $4.2 million for field gathering and processing expansions. The balance of $9.2 million was spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines. In 2002, the Suffield and Wabasca investment of $118.1 million accounted for the majority of the acquisition capital investment. The balance comprises the $22.8 million invested at Joffre and the $11.3 million spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines.

Energy Services

FINANCIAL RESULTS

	Three months ended December 31		Year ended December 31	
($ millions)	2003	2002	2003	2002
Revenue	**128.0**	112.4	**521.6**	355.9
Net revenue	**13.2**	14.6	**49.6**	44.2
Operating and administrative expenses	**2.3**	2.6	**8.3**	11.3
Amortization expense	**2.1**	2.2	**8.5**	8.9
Operating income	**8.8**	9.8	**32.8**	24.0

Revenue in the Energy Services segment increased 47 percent in full year 2003 and 14 percent in the fourth quarter of 2003 when compared to the same periods of 2002. The increases are driven by higher natural gas prices received in the gas services component and higher power prices received in the power services component in combination with the higher power sales volumes associated with the Genesee energy contract.

AltaGas reduces volatility in earnings associated with fluctuating power prices by locking in margins with forward sales using financial instruments. The Company entered the power business in late 2001 and started its program of hedging its power sales late in the first quarter of 2002.

Net revenue, gross revenue less the costs of the purchase of natural gas for resale and the costs to purchase power under power purchase based arrangements, was twelve percent higher for the full year 2003 compared to 2002 due to higher average power prices realized and the additional volumes sold as a result of the Genesee energy contract, offset by lower produced volumes in the oil and gas production component. Segment net revenue was down $1.4 million in the fourth quarter of 2003 compared to the same quarter the prior year driven by lower produced volumes in the oil and gas component due to declines and lower marketed volumes in the gas services component based on lower contracted volumes. Power services net revenue for fourth quarter 2003 is $0.1 million higher than fourth quarter 2002. The impact of increased volumes from Genesee sales was offset by higher transmission and interconnection charges for Sundance B as well as Alberta Electrical Services Administrator Rate Rider C charges in fourth quarter 2003 instead of Rate Rider C credits as in fourth quarter 2002.

The decrease in operating and administrative expenses and amortization in the segment for the full year and fourth quarter of 2003 compared to the full year and fourth quarter 2002 due to lower costs related to oil and gas production.

OPERATING STATISTICS

	Three months ended December 31		Year ended December 31	
	2003	2002	2003	2002
Volume of power sold (thousands of MWh)	**873**	672	**3,266**	2,669
Average price received on the sale of power ($/MWh) (1)	**46.97**	46.45	**47.03**	41.27
Alberta Power Pool average spot price ($/MWh) (1)	**54.78**	61.43	**62.98**	43.85

(1) Average for the period.

Net additions to capital assets in the Energy Services segment were $2.5 million during 2003 compared to $1.5 million during 2002. The net additions to capital assets are largely development costs in the oil and natural gas production component.

Natural Gas Distribution

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AUI), AltaGas' one-third interest in Inuvik Gas Ltd. and the Company's 24.9 percent ownership in Heritage Gas Limited (Heritage Gas).

FINANCIAL RESULTS

	Three months ended December 31		Year ended December 31	
($ millions)	2003	2002	2003	2002
Revenue	**34.7**	34.0	**129.4**	94.3
Net revenue	**9.2**	8.5	**30.5**	28.9
Operating and administrative expenses	**3.9**	3.7	**15.6**	14.4
Amortization expense	**1.6**	1.4	**6.2**	5.7
Operating income	**3.7**	3.4	**8.7**	8.8

Higher natural gas prices in 2003 resulted in Natural Gas Distribution revenue increases in 2003 compared to 2002. Net revenue for the year ended December 31, 2003 increased compared to 2002 due to an increase in the number of service customers and increases in the cost of service. These increases were partially offset by warmer weather in 2003. AUI generates the majority of Natural Gas Distribution net revenue. AUI's net revenue is unaffected by changes in the cost of gas as the actual cost is permitted, subject to approval by the Alberta Energy and Utilities Board, to be passed through to the distribution customers.

Higher operating and administrative expenses in this segment in 2003 were related to increases in the cost of insurance and routine operating and maintenance activities.

On June 27, 2003 AUI filed a 2003/2004 General Rate Application with the AEUB proposing a negotiated settlement process for Phase 1 of this proceeding. In Phase 1 proceedings, the revenue requirements of the company are determined, while Phase 2 proceedings determine the rates that will be charged to each customer class. On July 29, 2003, the AEUB approved the commencement of negotiations with respect to all components of the Phase 1 portion except the 2004 rate of return on common equity and capital structure which will be determined in the Province of Alberta through a Generic Cost of Capital Proceeding. The negotiated settlement process will continue in the first half of 2004.

The public hearing portion of the Generic Cost of Capital proceeding was completed on January 16, 2004, reply argument from all parties is scheduled to be filed by April 5, 2004 and a decision is expected by the end of June 2004.

Heritage Gas was issued a license to operate and interim approval of a Schedule of Rates, Tolls and Charges by the Nova Scotia Utility and Review Board on December 19, 2003. A full General Tariff application for test years 2004 to 2008 will be filed in early 2004.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-fourths of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and fourth quarters that show either small profits or losses.

OPERATING STATISTICS[1]

	Three months ended December 31		Year ended December 31	
	2003	2002	2003	2002
Volume of natural gas distributed				
Sales (Bcf)	**4.5**	4.5	**13.8**	14.2
Transportation (Bcf)	**3.0**	2.0	**9.7**	7.6
Number of customers [2]	**59,543**	58,499	**59,543**	58,499
Degree day variance (percent) [3]	**3.4**	(7.4)	**6.9**	7.8

(1) AUI only.

(2) At December 31.

(3) Variance from 20-year average. Positive variances are favourable.

Net additions to capital assets in the Natural Gas Distribution segment were $16.8 million during the year ended December 31, 2003 compared to $3.7 million for the same period in 2002. Of the additions in 2003, $4.3 million were related to costs associated with AUI's routine system betterment projects, new business development and construction of a pipeline in the Rainbow Lake area of Northern Alberta and $2.3 million were for AltaGas' share of costs related to obtaining the franchise, acquiring pipeline and other assets for Heritage Gas. Included in 2003 net additions is a charge of $10.2 million related to prior years' capital in aid of construction received for the replacement of defective piping. Net additions in 2002 of $3.7 million were related to costs associated with AUI's routine system betterment projects and new business development.

In the second quarter of 2003, Heritage Gas accepted the distribution franchise to deliver natural gas to six counties in Nova Scotia. Heritage Gas distributed its first natural gas at the end of December, 2003. There was no material impact on operating results for 2003.

CONSOLIDATED EXPENSES

	Three months ended December 31		Year ended December 31	
($ millions)	2003	2002	2003	2002
Interest	**5.3**	4.4	**22.1**	18.1
Income taxes	**8.6**	3.5	**23.2**	13.5

AltaGas' interest expense for the year ended December 31, 2003 increased 22 percent from the same period in 2002. The increase in interest in 2003 is primarily due to higher average debt balances during the year. The higher debt levels were primarily attributable to the debt of $114.7 million incurred to fund the Wabasca field gathering and processing facilities and Suffield transmission pipeline acquisitions on December 19, 2002, offset by debt repayments from operating cash flows over the year.

Income tax expense for the year and fourth quarter ended December 31, 2003 increased from the same period in 2002 for a number of reasons, including higher net income before taxes, the effect of changes in federal income tax legislation of resource income and large corporations tax, the impact on future income taxes resulting from the adoption of new CICA Handbook requirements for asset retirement obligation accounting and the changes in the mix in the Company's income stream period over period and the associated tax rates attracted.

Higher income in the year accounts for sixty percent of the total increase in income tax expense for 2003 versus the prior year. A further twenty percent relates to regulatory changes wherein the resource allowance deduction and the large corporations tax are being phased out through 2007. The impacts of adopting the asset retirement obligation accounting accounted for seven percent of the difference. The remainder of the increase relates to the different businesses of the Corporation attracting different tax treatment, timing and rates.

The resource allowance deduction provided oil and gas industry participants a credit in calculating taxable income in place of non-deductible royalties paid on hydrocarbon production. Since 1997 AltaGas has benefited from the resource allowance deduction on its field gathering and processing business, a significant portion of its income, but pays no material royalties. Under the legislative changes, announced in June 2003, resource allowance is replaced by the deductibility of provincial or crown royalties and a reduction in the tax rates applicable to resource income. The federal income tax legislation changes also phase out large corporations tax (LCT) by 2007. AltaGas has credited large corporations tax payable against the federal surtax amounts otherwise payable. Based on anticipated future income levels and timing of reversal of temporary differences going forward, the effect on AltaGas was an increase in the Corporation's future income tax liability and a charge to future income tax expense in the current period.

Under asset retirement obligation accounting, AltaGas recorded an asset and a liability on its balance sheet, as well as adjusted accumulated depreciation to include salvage values in the depreciation calculation. The latter change increased the differential between the corporation's accounting and tax balance sheets, increasing the estimated future income tax liability and resulted in an increase in income tax expense in the current period.

The income of the Company is subject to a variety of tax rates and rate reductions currently and in the future. The consolidated income tax rate varies from quarter to quarter depending on the mix and the anticipated timing of the income stream being subject to taxation. AltaGas recorded in fourth quarter 2002 favorable one time adjustments to tax expense related to recording the full years impact of the anticipated timing.

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations for the year ended December 31, 2003 increased to $90.2 million from $70.8 million for the year ended December 31, 2002. The increases in 2003 are from the late 2002 gathering and processing acquisitions and the higher contribution from increased power sales in the Energy Services segment.

At December 31, 2003 AltaGas had total debt outstanding of $396.9 million compared to $419.5 million at December 31, 2002. The Company's debt to total capitalization ratio as at December 31, 2003 decreased to 52 percent from 55 percent at December 31, 2002. The improvement in the capitalization ratio from December 31, 2002 is due to the increase in cash generated from operations after net capital additions and payment of dividends being applied to debt repayment.

AltaGas had a working capital surplus of $9.1 million at December 31, 2003 compared to working capital deficit of $27.2 million at December 31, 2002. The change in working capital is primarily due to the repayment of AltaGas' $50.0 million non-revolving bridge credit facility with a Canadian chartered bank during the second quarter of 2003.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. The total amount of debt with variable interest rates that was fixed through interest rate swaps at December 31, 2003 was $180.0 million. At December 31, 2003 interest rates had been fixed on approximately 71 percent of the Company's total debt, including the swaps and AltaGas' $100.0 million of medium term notes.

AltaGas paid a quarterly dividend of $0.11 per common share and participating share in the capital stock of the Company on December 31, 2003. Dividends of $0.38 were paid during the year ended December 31, 2003 compared to $0.28 paid during the year ended December 31, 2002. This increase in dividends is reflective of the strength and sustainability of AltaGas' earnings.

AltaGas implemented a Normal Course Issuer Bid through the facilities of The Toronto Stock Exchange on December 1, 2000, and renewed the bid in December 2001 and again on December 2, 2002 for an additional 12 months. From April 25, 2001 through December 31, 2003 no shares were purchased. The Normal Course Issuer Bid was not renewed in December 2003.

RISK MANAGEMENT

With respect to continuing operations, the nature of AltaGas' risk exposure and the methods of managing risk remain substantially unchanged since December 31, 2002. AltaGas manages market and credit risk exposures in accordance with its corporate risk policies and position limits. The policies and limits are designed to mitigate the risk of significant loss. For further information on risks, refer to Management's Discussion and Analysis contained in AltaGas' 2002 Annual Report.

CONSOLIDATED BALANCE SHEETS

(Unaudited except for December 31, 2002)

($ thousands)	December 31 2003	December 31 2002 (Restated, note 1)
ASSETS		
Current assets		
Accounts receivable	$ 88,463	$ 98,996
Inventory	1,879	3,770
Other	5,806	5,180
	96,148	107,946
Capital assets	677,911	663,369
Energy services arrangements and contracts	101,035	107,030
Goodwill	18,860	18,860
Future income taxes	208	208
Investments and other assets	25,098	7,450
	$ 919,260	$ 904,863
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 74,726	$ 77,165
Short-term debt	4,493	50,555
Other	7,857	7,397
	87,076	135,117
Long-term debt	392,358	368,943
Asset retirement obligations	13,962	12,925
Future income taxes	62,537	49,332
	468,857	431,200
Shareholders' equity		
Share capital (note 3)	268,040	264,290
Retained earnings	95,287	74,256
	363,327	338,546
	$ 919,260	$ 904,863

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited except for the year ended December 31, 2002)

($ thousands except per share amounts)	Three months ended December 31 2003	2002 (Restated, note 1)	Year ended December 31 2003	2002 (Restated, note 1)
REVENUE				
Operating	$ 178,709	$ 151,794	$ 708,046	$ 492,031
Other	240	(1,522)	838	625
	178,949	150,272	708,884	492,656
EXPENSES				
Cost of sales	117,953	101,555	489,027	322,782
Operating and administrative	26,241	20,900	97,991	75,010
Amortization	8,851	8,659	38,312	33,812
	153,045	131,114	625,330	431,604
Operating income	25,904	19,158	83,554	61,052
Interest expense	5,351	4,421	22,072	18,148
Income before income taxes	20,553	14,737	61,482	42,904
Income taxes	8,562	3,538	23,159	13,462
Net income	11,991	11,199	38,323	29,442
Retained earnings, beginning of period	88,323	66,675	74,256	56,687
Dividends	(5,027)	(3,618)	(17,292)	(11,873)
Retained earnings, end of period	$ 95,287	$ 74,256	$ 95,287	$ 74,256
Net income per share (note 4)				
Basic	$ 0.26	$ 0.25	$ 0.84	$ 0.70
Diluted	$ 0.26	$ 0.25	$ 0.84	$ 0.69

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited except for the year ended December 31, 2002)

($ thousands)	Three months ended December 31 2003	2002 (Restated, note 1)	Year ended December 31 2003	2002 (Restated, note 1
Cash from operations				
Net income	**$ 11,991**	$ 11,199	**$ 38,323**	$ 29,442
Items not involving cash:				
Amortization	**8,851**	8,659	**38,312**	33,812
Accretion of asset retirement obligations	**238**	224	**920**	831
Future income taxes	**5,709**	723	**12,572**	7,240
Loss (gain) on sale of assets and investments	**(295)**	1,445	**(371)**	(997)
Equity (income) loss	**(227)**	76	**(719)**	371
Other	**444**	39	**1,139**	111
Funds generated from operations	**26,711**	22,365	**90,176**	70,810
Decrease in deferred revenue and other	**-**	(1,406)	**-**	(1,150)
Net change in non-cash working capital	**(11,370)**	(3,566)	**6,783**	5,621
	15,341	17,393	**96,959**	75,281
Investing Activities				
Acquisition of capital assets	**(23,284)**	(126,969)	**(43,780)**	(158,742)
Disposition of capital assets	**684**	-	**1,370**	1,750
Acquisition of energy services arrangements and contracts	**-**	(25)	**(25)**	(789)
Repayment (advance) to related party (note 2)	**29,000**	-	**-**	-
Acquisition of investments and other assets	**(7,904)**	(768)	**(19,568)**	(2,145)
Disposition of investments and other assets	**(180)**	493	**1,331**	2,691
	(1,684)	(127,269)	**(60,672)**	(157,235)
Financing Activities				
Increase (decrease) in operating loans	**(9,139)**	112,936	**(22,647)**	35,632
Dividends	**(5,027)**	(3,618)	**(17,292)**	(11,873)
Net proceeds from issuance of common shares (note 3)	**509**	558	**3,652**	58,195
	(13,657)	109,876	**(36,287)**	81,954
Change in cash	**-**	-	**-**	-
Cash, beginning of period	**-**	-	**-**	-
Cash, end of period	**$ -**	$ -	**$ -**	$ -

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited except for December 31, 2002)

(tabular amounts are in thousands of dollars except per share amounts and otherwise noted)

NOTE 1. Summary of Significant Accounting Policies

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Company's annual consolidated financial statements for the fiscal year ended December 31, 2002. These consolidated financial statements for the year ending December 31, 2002 do not include all disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in AltaGas' 2002 Annual Report.

Asset retirement obligations

Effective January 1, 2003, AltaGas early adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is increased due to the passage of time, with an offsetting charge to accretion expense in the income statement, over the estimated time period until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. Consequently with the adoption of this standard, the Company adjusted its accumulated amortization accounts for the impact of including salvage values in the determination of its annual amortization expense. Historically, the Company had excluded salvage values in the determination of an asset's amortizable value, effectively offsetting future estimated reclamation costs.

During 2003, AltaGas undertook to identify assets impacted by the new standard in each of its business segments.

In the Gathering and Processing and Energy Services segments, certain facilities must be dismantled and the sites reclaimed to meet Alberta Environmental Protection and Enhancement Act and regulations. The asset retirement liabilities are recognized when the obligations are measurable.

In the Natural Gas Distribution segment, AltaGas identified that assets have an indeterminate life and thus a future retirement obligation is not determinable.

The effect of this change in accounting policy was recorded retroactively with restatement of the prior periods. The effect of the adoption is presented below as increases (decreases) in the specific line items of the Consolidated Balance Sheet and the Consolidated Statement of Income.

Consolidated Balance Sheet	2002
Capital assets	$ 9,553
Accumulated amortization	(6,113)
Asset retirement obligations	12,925
Previously recognized future site restoration costs	(807)
Future income taxes	1,262
Opening retained earnings	1,530

Consolidated Statement of Income	Three months ended December 31, 2002	Twelve months ended December 31, 2002
Opening and administrative	$ 224	$ 831
Amortization	(541)	(1,987)
Income Taxes	106	400

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

December 31, 2001	$ 9,855
New obligations in the period	1,979
Accretion	831
Other	260
December 31, 2002	$ 12,925
New obligations in the period	127
Accretion	920
Other	(10)
December 31, 2003	$ 13,962

AltaGas estimates the undiscounted amount of cash required to settle the asset retirement obligations is $45.0 million (2002 - $44.8 million). The asset retirement obligations have been recorded in the financial statements at estimated values discounted at rates between 8 percent and 8.5 percent and are expected to be incurred between 2010 and 2040. The majority of the costs are expected to be incurred between 2025 and 2035. No assets have been legally restricted for settlement of the liability.

NOTE 2. Related Party Transactions

On April 23, 2003, AltaGas acquired 19.2 percent of the outstanding limited partnership units of Taylor NGL Limited Partnership ("Taylor") for $9.4 million.

On September 4, 2003, the Company loaned $29.0 million to the general partner of Taylor. The loan bears interest at prime plus one percent and was repaid on October 17, 2003.

On October 17, 2003, AltaGas purchased an additional 1,592,250 limited partnership units of Taylor for $8.7 million. The purchase preserved AltaGas' 19.2 percent ownership of Taylor.

NOTE 3. Share Capital

Authorized:

- an unlimited number of common shares without nominal or par value.
- an unlimited number of preferred shares without nominal or par value.

Common Shares Issued:

	Number of Shares	Amount
December 31, 2002	36,237,092	$ 175,326
Issued for cash on exercise of options	471,752	3,652
Issued for compensation	8,000	98
December 31, 2003	**36,716,844**	**$ 179,076**

Preferred Participating Shares Issued:

	Number of Shares	Amount
December 31, 2002 and December 31, 2003	**9,000,000**	**$ 88,964**
Total shares issued	**45,716,844**	**$ 268,040**

The Company has an employee stock option plan under which both employees and directors are eligible to receive grants. At December 31, 2003 3,800,000 common shares were reserved for issuance under the plan. To December 31, 2003 options granted under the plan generally had a term of ten years to expiry and vested no longer than over a four year period. Options outstanding under the plan have a weighted average exercise price of $8.74 and a weighted average remaining contractual life of 7.21 years.

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, December 31, 2002	1,670,676	$ 7.66
Granted	400,638	11.76
Exercised	(471,752)	7.74
Cancelled	(93,200)	7.47
Stock options outstanding, December 31, 2003	**1,506,362**	**$ 8.74**
Exercisable December 31, 2003	**622,974**	**$ 9.57**

On June 7, 2002 AltaGas closed a public offering for 6,325,000 common shares at $9.30 per share. Proceeds net of share issue costs were $56.4 million.

The basic number of shares outstanding for the year ended December 31, 2003 was 45.5 million (December 31, 2002 - 42.3 million) and the diluted number of shares outstanding for the year ended December 31, 2003 was 45.9 million (December 31, 2002 - 42.6 million).

NOTE 4. Segmented Information

AltaGas is a midstream energy company with a portfolio of assets and services used to move energy from the source to the end-user. The Company has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end users and related services.

For the three months ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 42,579	$ 127,944	$ 34,744	$ (26,318)	$ 178,949
Cost of sales	(3,889)	(114,851)	(25,431)	26,218	(117,953)
Operating and administrative expenses	(20,208)	(2,120)	(4,013)	100	(26,241)
Amortization	(5,134)	(2,093)	(1,624)	-	(8,851)
Operating income	$ 13,348	$ 8,880	$ 3,676	$ -	$ 25,904
Net additions to capital assets	$ 21,761	$ 987	$ 11,011		$ 33,759
Segment assets	$ 614,401	$ 165,759	$ 139,100		$ 919,260

For the year ended December 31, 2003		Gathering and Processing		Energy Services		Natural Gas Distribution		Intersegment Elimination		Total
Revenue	$	156,711	$	521,590	$	129,434	$	(98,851)	$	708,884
Cost of sales		(16,504)		(472,075)		(98,866)		98,418		(489,027)
Operating and administrative expenses		(74,598)		(8,189)		(15,637)		433		(97,991)
Amortization		(23,555)		(8,513)		(6,244)		–		(38,312)
Operating income	$	42,054	$	32,813	$	8,687	$	–	$	83,554
Net additions to capital assets	$	33,316	$	2,514	$	16,796			$	52,626
Segment assets	$	614,401	$	165,759	$	139,100			$	919,260

For the three months ended December 31, 2002		Gathering and Processing		Energy Services		Natural Gas Distribution		Intersegment Elimination		Total
Revenue	$	29,060	$	112,427	$	34,016	$	(25,231)	$	150,272
Cost of sales		(2,423)		(97,903)		(25,523)		24,294		(101,555)
Operating and administrative expenses		(15,648)		(2,472)		(3,717)		937		(20,900)
Amortization		(5,031)		(2,198)		(1,430)		-		(8,659)
Operating income	$	5,958	$	9,854	$	3,346	$	-	$	19,158
Net additions to capital assets	$	132,695	$	(580)	$	(888)			$	131,227
Segment assets	$	589,284	$	181,990	$	133,589			$	904,863

For the year ended December 31, 2002		Gathering and Processing		Energy Services		Natural Gas Distribution		Intersegment Elimination		Total
Revenue	$	106,031	$	355,882	$	94,316	$	(63,573)	$	492,656
Cost of sales		(6,460)		(311,664)		(65,463)		60,805		(322,782)
Operating and administrative expenses		(52,136)		(11,284)		(14,358)		2,768		(75,010)
Amortization		(19,187)		(8,914)		(5,711)		-		(33,812)
Operating income	$	28,248	$	24,020	$	8,784	$	-	$	61,052
Net additions to capital assets	$	159,785	$	1,546	$	3,659			$	164,990
Segment assets	$	589,284	$	181,990	$	133,589			$	904,863

NOTE 5. Comparative Figures

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Prior periods have been restated for the impacts of the adoption of CICA Handbook Section on accounting for asset retirement obligations.

NOTE 6. Seasonality

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

OTHER INFORMATION

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions except per share amounts)	Q4/03	Q3/03	Q2/03	Q1/03	Q4/02
Revenue					
Gathering and Processing					
Field gathering and processing	**29.0**	26.5	24.8	25.1	22.6(1)
Extraction	**7.4**	5.9	5.7	8.3	4.3
Transmission	**6.7**	6.7	6.4	6.2	2.3
Intercomponent elimination	**(0.5)**	(0.9)	(0.5)	(0.1)	-
Energy Services	**128.0**	117.0	124.0	152.6	112.4
Natural Gas Distribution(2)	**34.7**	12.9	23.5	58.3	34.0
Intersegment elimination	**(26.3)**	(10.2)	(15.3)	(47.0)	(25.3)
	179.0	157.9	168.6	203.4	150.3
Net revenue					
Gathering and Processing					
Field gathering and processing	**29.0**	26.5	24.8	25.1	22.6(1)
Extraction	**3.5**	2.1	2.3	2.9	1.8
Transmission	**6.7**	6.7	6.4	6.2	2.3
Intercomponent elimination	**(0.5)**	(0.9)	(0.5)	(0.1)	-
Energy Services	**13.2**	14.1	12.5	9.8	14.6
Natural Gas Distribution(2)	**9.2**	4.9	5.8	10.6	8.5
Intersegment elimination	**(0.1)**	(0.1)	(0.1)	(0.1)	(1.0)
	61.0	53.3	51.2	54.4	48.8
Operating income					
Gathering and Processing	**13.4**	10.1	9.0	9.6	5.9(1)
Energy Services	**8.8**	9.6	8.3	6.1	9.8
Natural Gas Distribution(2)	**3.7**	(0.5)	0.3	5.2	3.4
	25.9	19.2	17.6	20.9	19.1

(1) Q4 2002 results include a loss of $1.4 million on sale of investments.
(2) Q2 and Q3 2003 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.

Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q4/03	Q3/03	Q2/03	Q1/03	Q4/02
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) (1)	**861**	835	838	847	842
Processed throughput (gross Mmcf/d) (2)	**523**	514	510	535	532
Capacity utilization (percent) (1)	**61**	62	61	63	63
Average working interest (percent) (1)	**90**	88	88	88	88
Extraction					
Inlet capacity (Mmcf/d) (1)	**349**	349	349	349	349
Production (Bbls/d) (2)	**8,182**	5,440	6,195	6,416	3,802
Transmission					
Volumes (Mmcf/d) (2)(4)	**403**	347	321	319	106
Energy Services					
Volume of power sold (thousands of MWh)	**873**	872	861	660	672
Price received on the sale of power ($/MWh) (2)	**46.97**	48.28	46.55	46.07	46.45
Average Alberta Power Pool prices ($/MWh) (2)	**54.78**	62.39	50.88	83.85	61.43
Natural Gas Distribution					
Customers	**59,543**	58,941	58,671	58,700	58,499
Volume of natural gas distributed					
Sales (Bcf) (5)	**4.5**	1.3	2.1	5.9	4.5
Transportation (Bcf)	**3.0**	2.6	2.2	1.9	2.0
Degree day variance (percent) (3)	**3.4**	(5.9)	15.4	9.2	(7.4)

(1) At period end.
(2) Quarter average.
(3) Variance from 20-year average. Positive variances are favourable.
(4) Excludes condensate transmission volumes.
(5) Q2 and Q3 2003 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural seasonal demand for natural gas in the Natural Gas Distribution segment.

DIVIDENDS

On January 11, 2001 the Corporation declared its first quarterly cash dividend per fully paid common share and participating share in the capital stock of the Company, which was paid on March 31, 2001. No dividends were paid on any shares of AltaGas from the date of its incorporation to the end of December 2000. Dividend levels will be reviewed periodically by the Board of Directors giving consideration to AltaGas' growth-related initiatives, financial position, financing requirements, cash flow and other relevant factors. The following table summarizes AltaGas' dividend history.

(dollars)	2004	2003	2002	2001
First quarter	**$ 0.11**	$ 0.08	$ 0.06	$ 0.03
Second quarter	not declared	0.08	0.06	0.03
Third quarter	not declared	0.11	0.08	0.06
Fourth quarter	not declared	0.11	0.08	0.06
	$ 0.11	$ 0.38	$ 0.28	$ 0.18

EARNINGS COVERAGE RATIO

The following table sets forth AltaGas Services Inc.'s earnings coverage ratio which is provided in connection with its continuous offering of Medium Term Notes. The financial ratio has been calculated based on Canadian generally accepted accounting principles.

	Twelve months ended	
	December 31 2003	December 31 2002
Earnings coverage on short and long term debt	**3.8 x**	3.4x

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour
Net revenue	gross revenue less the costs of the purchase of natural gas for resale and the costs to purchase power under power purchase arrangements

When used in this report, the words "outlook", "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as result of new information or future events.

AltaGas NEWS RELEASE

ALTAGAS SERVICES INC. ANNOUNCES PROPOSAL FOR INCOME TRUST REORGANIZATION

Calgary, Alberta (March 10, 2004) - AltaGas Services Inc. ("AltaGas") announced today that its Board of Directors has approved a proposal to reorganize the business of AltaGas into an income trust to be called the AltaGas Income Trust (the "Trust").

The reorganization will be accomplished by way of a plan of arrangement under the *Canada Business Corporations Act* (the "Plan of Arrangement"). The Plan of Arrangement will be subject to the approval of the holders of AltaGas' Common Shares, Participating Shares and Options, voting at a special meeting to be held on April 29, 2004. In addition to securityholder approval, the Plan of Arrangement will be subject to receipt of regulatory and court approvals.

The proposed reorganization is the foundation of a plan to enhance securityholder value and for continued prudent growth. Cash flow generated by the business of AltaGas will be distributed to AltaGas securityholders as the holders of the units ("Units") of the Trust. The Trust will retain sufficient cash flow to fund maintenance capital and capital committed in the Natural Gas Distribution segment.

The current business and operations of AltaGas will be unaffected by the proposed reorganization.

Reasons for Recommending the Proposed Reorganization

AltaGas reported record cash flow and earnings for fiscal 2003 and is positioned to deliver continued strong financial performance and growth in the future. AltaGas' Board of Directors and management have always considered the options available to AltaGas to ensure that its capital structure is efficient and that securityholder value is being maximized. In this regard a Special Committee of independent directors of AltaGas was appointed to undertake a review of whether to reorganize the business of AltaGas. The Board of Directors formed the Special Committee to ensure that any reorganization that might be proposed would be in the best interests of AltaGas. The Special Committee completed its review with the assistance of AltaGas senior management and its professional advisors. The Special Committee concluded that the proposed reorganization would be in the best interests of AltaGas and recommended to the Board of Directors that AltaGas should proceed with the proposed reorganization. The Special Committee based its recommendations on a number of factors including an opinion from RBC Dominion Securities Inc. ("RBC") that the consideration under the Plan of Arrangement is fair from a financial point of view to the holders of the AltaGas Common Shares. Other factors that were considered included:

- That AltaGas' network of high quality energy infrastructure assets deliver predictable long-life operating cash flows from a diverse portfolio of businesses. Funds generated from operations for the year ended December 31, 2003 were $90.2 million, or $1.98 per Common Share.

- Capital spent in 2003 to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines and to maintain rate base at AltaGas Utilities was approximately $14.0 million.

- The income trust structure will allow AltaGas to reduce future cash tax liability at the corporate level thereby increasing the amount of cash available for distribution to Unit holders.

- The Trust will continue to operate on the same fundamentals that contributed to AltaGas' success, being:

    - Focusing on a portfolio of energy infrastructure based assets
    - Growing through internal expansion and strategic acquisitions
    - Providing stable cash flows through diverse energy businesses
    - Managing operational risk, contractually and geographically

- Striving for operational excellence
- Maintaining financial strength and flexibility

- AltaGas will continue to be managed by its existing management and employees, who have demonstrated their capability in delivering accretive growth by acquisitions, effective operations and expansions and prudent financial management.
- It is anticipated that the reorganization of AltaGas' business in an income trust structure will attract new investors and provide, in the aggregate, a more active and liquid market for the Units than currently exists for the Common Shares of AltaGas.
- AltaGas will continue to make accretive acquisitions and expand AltaGas' business, further enhancing values for the Unit holders.
- Cash distributions to Unit holders are anticipated to provide an attractive return without impairing the ability of the Trust to sustain its existing assets.
- It is anticipated that the combined value of distributions plus the market value of the Units, will be greater on both a pre-tax and after-tax basis than the combined value of dividends that could otherwise be paid on the AltaGas Common Shares plus the market value of the Common Shares.
- As part of the Plan of Arrangement the Participating Shares owned by Enbridge Inc. ("Enbridge"), AltaGas' principal shareholder, will be converted into Common Shares and Enbridge will participate in the Plan of Arrangement on substantially the same terms as the other securityholders. The rights and obligations that Enbridge would have under the Shareholder and Registration Rights Agreements with AltaGas will continue with the Trust.
- The mechanics, structure and timing of implementation of the Plan, including in particular, the availability of rights to the Securityholders to dissent to the Plan.

The Board of Directors accepted the recommendations of the Special Committee and approved the proposed reorganization. In reaching its conclusions the Board of Directors considered various factors including:

- The report and recommendations of the Special Committee, including the factors considered by the Special Committee in arriving at its conclusions; and
- The opinion provided by RBC.

Based on these and other factors, the Board of Directors of AltaGas has determined that the proposed reorganization is in the best interests of AltaGas and accordingly intends to recommend the approval of the Plan of Arrangement by the securityholders of AltaGas.

Confirmations of Support

Enbridge, as holder of 25% of the Common Shares and all of the Participating Shares of AltaGas, representing 38.5% of the AltaGas Common Shares on a fully-diluted basis, has confirmed its support for the proposed reorganization. Directors and senior officers of AltaGas, who control approximately 8.4% of the Common Shares of AltaGas on a fully-diluted basis, have also indicated to the Board of Directors that they intend to vote in favour of the proposed reorganization at the securityholder meeting.

AltaGas Income Trust

The AltaGas Income Trust will pay stable monthly cash distributions to the Unit holders. These monthly distributions will be funded by AltaGas' existing operations. AltaGas' mandate will continue to be to focus on operational excellence, growing its business and distributing cash flow net of reserves for capital expenditures.
AltaGas Income Trust will continue to prudently finance its acquisition and growth capital expenditures by appropriately accessing both debt and equity capital markets. In addition, the Trust will consider financing growth through reserves of cash and selling assets less suited to being held in an income trust structure including investments in shares of corporations. Management will monitor AltaGas' portfolio of assets on an ongoing basis to maximize securityholder value in this new Trust structure.

The executive team of AltaGas is expected to be continued to be led by David Cornhill, Chairman and Chief Executive Officer, Gary Holden, President and Chief Operating Officer, and Patricia Newson, Senior Vice President Finance and Chief Financial Officer. Mr. Cornhill, Mr. Holden and Ms. Newson, along with the existing AltaGas management team, bring a successful track record of executing asset and corporate acquisitions, and sound financial management that the Trust will rely on for future growth. The board of directors that will effectively govern the Trust is expected to be comprised of the existing Board of Directors of AltaGas, with the majority of directors being independent of management. Certain management and directors may divest part of their current holdings for personal tax and structural reasons. It is anticipated that the management and directors of AltaGas Income Trust will however own Units in accordance with guidelines established by the Board of Directors, thus aligning their interests with those of other Unit holders.

A compensation program will be put in place that will further align both Unitholder and management interests. Management and employees will receive annual performance bonuses administered by the Board of Directors. A Mid-Term Incentive Plan will be implemented for all executive employees. There will be no fixed percent bonus plan for management or employees of AltaGas, or fees payable to management or employees on acquisitions or dispositions.

Plan of Arrangement

Pursuant to the Plan of Arrangement AltaGas securityholders will effectively receive one Unit of the Trust that will own AltaGas for each AltaGas Common Share held. For taxable AltaGas securityholders resident in Canada, the exchange of AltaGas Common Shares for Units will generally result in a disposition giving rise to a gain or loss for tax purposes (other than securityholders who hold their securities inside a tax deferred plan such as a registered retirement savings plan). Taxable Canadian securityholders will be able to elect to exchange part of their Common Shares for their pro rata entitlement to certain limited partnership units that will be exchangeable into Units to facilitate the tax free rollovers of those Common Shares. There will be a maximum number of exchangeable partnership units issued under the Plan of Arrangement. At present AltaGas estimates that approximately half of the securities will be exchangeable into partnership units. If requests for exchangeable partnership units exceed the maximum available, the exchangeable partnership units will be prorated among those electing and those securityholders will receive Units in place of any pro-rated exchangeable partnership units. Non-resident and tax exempt securityholders will be eligible only for Units.

AltaGas expects that the Units will be eligible for inclusion in RRSPs, RRIFs and other registered plans.

An information circular which will describe the proposed reorganization and detail the Plan of Arrangement is anticipated to be mailed to securityholders in late March. The information circular will also be available on the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com and on AltaGas' website at www.altagas.ca. The Plan of Arrangement will require approval by the holders of the Common Shares, Participating Shares and Options of AltaGas voting at the meeting, the approval of the Court of Queen's Bench of Alberta and other regulatory agencies.

Financial Advisors

RBC is acting as exclusive financial advisors to AltaGas with respect to the proposed transaction. RBC has advised the Board of Directors of AltaGas that it is of the opinion, subject to its review of the final form of the documents effecting the reorganization, that the consideration under the Plan of Arrangement is fair from a financial point of view to the holders of the Common Shares of AltaGas.

Conference Call

AltaGas will discuss the proposed reorganization in a conference call to be held on March 11, 2004. The conference call will begin at 12:00 pm Mountain Standard Time (2:00 p.m. Eastern Standard Time). To participate, please call (416) 640-4127 (Toronto area) or 1-800-796-7558 for all other participants. The conference call will also be available on replay by calling (416) 640-1917 (Toronto area) or (403) 1- 877-289-8525 for all other parties, using pass code 21042192 followed by the pound (#) key. The replay will be available two hours after the conclusion of the live broadcast until midnight Eastern Standard Time, on March 18, 2004.

AltaGas moves energy from its source to the end user, adding value through the process. The Company has over $900 million in assets and a market capitalization of over $900 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas in Alberta through AltaGas Utilities Inc., in the

Northwest Territories through the Ikhil Gas Project and in Nova Scotia through its interest in Heritage Gas Limited. The Company provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase arrangements.

AltaGas' common shares are listed on the Toronto Stock Exchange under the symbol ALA. The Company is included in the S&P/TSX Composite Index, S&P/TSX Smallcap Index and the S&P/TSX Capped Energy Index.

When used in this press release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as result of new information or future events.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

Management recognizes that it is responsible for the preparation of the consolidated financial statements and is satisfied that these statements have been prepared using Canadian generally accepted accounting principles and are within reasonable limits of materiality. Further, management is satisfied that the financial information contained in this annual report is consistent with that presented in the consolidated financial statements. The Company's internal controls and systems are designed to provide reasonable assurance that its assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information.

External auditors have been engaged by the Company to examine the consolidated financial statements. The Audit Committee of the Board of Directors has reviewed these statements with the external auditors and management and has reported its findings to the Board. The Board of Directors, on the recommendation of the Audit Committee, has approved the consolidated financial statements contained in this report.

David W. Cornhill
Chairman of the Board and
Chief Executive Officer
February 13, 2004

Patricia M. Newson
Senior Vice President Finance and
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of AltaGas Services Inc.

We have audited the consolidated balance sheets of AltaGas Services Inc. as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
February 13, 2004

Ernst & Young LLP
Chartered Accountants

as at December 31 ($ thousands)		2003		2002 (Restated, note 2)
ASSETS				
Current assets				
Accounts receivable	$	88,463	$	98,996
Inventory		1,879		3,770
Other		5,806		5,180
		96,148		107,946
Capital assets (note 3)		677,911		663,369
Energy services arrangements and contracts (note 4)		101,035		107,030
Goodwill (note 5)		18,860		18,860
Future income taxes (note 12)		208		208
Investments and other assets (notes 6 and 15)		25,098		7,450
	$	919,260	$	904,863
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	74,726	$	77,165
Short-term debt (note 7)		4,493		50,555
Other		7,857		7,397
		87,076		135,117
Long-term debt (note 8)		392,358		368,943
Asset retirement obligations (note 2)		13,962		12,925
Future income taxes (note 12)		62,537		49,332
		468,857		431,200
Shareholders' equity				
Share capital (note 10)		268,040		264,290
Retained earnings		95,287		74,256
		363,327		338,546
	$	919,260	$	904,863

Commitments (notes 4, 7, 8, 9 and 11)

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors:



Director



Director

for the years ended December 31 ($ thousands except per share amounts)	2003	2002 (Restated, note 2)
REVENUE		
Operating	$ 708,046	$ 492,031
Other	838	625
	708,884	492,656
EXPENSES		
Cost of sales	489,027	322,782
Operating and administrative	97,991	75,010
Amortization		
Capital assets	32,317	27,786
Energy services arrangements and contracts	5,995	6,026
	625,330	431,604
Operating income	83,554	61,052
Interest expense (notes 7, 8 and 9)		
Short-term debt	1,406	2,589
Long-term debt	20,666	15,559
Income before income taxes	61,482	42,904
Income taxes (note 12)	23,159	13,462
Net income	38,323	29,442
Retained earnings, beginning of year	74,256	56,687
Dividends	(17,292)	(11,873)
Retained earnings, end of year	$ 95,287	$ 74,256
Net income per share (note 10)		
Basic	$ 0.84	$ 0.70
Diluted	$ 0.84	$ 0.69

See accompanying notes to the consolidated financial statements

for the years ended December 31 ($ thousands)	2003	2002 (Restated, note 2)
Cash from operations		
Net income	$ 38,323	$ 29,442
Items not involving cash:		
Amortization	38,312	33,812
Accretion of asset retirement obligations	920	831
Future income taxes	12,572	7,240
Gain on sale of assets and investments	(371)	(997)
Equity (income) loss	(719)	371
Other	1,139	111
Funds generated from operations	90,176	70,810
Decrease in deferred revenue and other	–	(1,618)
Net change in non-cash working capital (note 13)	6,292	6,089
	96,468	75,281
Investing activities		
Acquisition of capital assets	(44,245)	(158,742)
Disposition of capital assets	1,370	1,750
Acquisition of energy services arrangements and contracts	(25)	(789)
Acquisition of investments and other assets	(18,612)	(2,145)
Disposition of investments and other assets	1,331	2,691
	(60,181)	(157,235)
Financing activities		
Increase (decrease) in operating loans and long-term debt	(22,647)	35,632
Dividends	(17,292)	(11,873)
Net proceeds from issuance of common shares (note 10)	3,652	58,195
	(36,287)	81,954
Change in cash	–	–
Cash, beginning of year	–	–
Cash, end of year	$ –	$ –

See accompanying notes to the consolidated financial statements

(tabular amounts in thousands of dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Significant accounting policies are summarized below:

Basis of Presentation

These consolidated financial statements include the accounts of AltaGas Services Inc. (AltaGas or the Company) and all of its wholly-owned subsidiaries, and its proportionate interests in the ASTC Power Partnership, Heritage Gas Limited and Inuvik Gas Ltd.

The Company's subsidiary, AltaGas Utilities Inc. is engaged in the distribution and sale of natural gas in various communities located within the Province of Alberta and is regulated by the Alberta Energy and Utilities Board (AEUB). These regulations cover such matters as tariffs, rates, construction, operations, financing and accounting. AltaGas Utilities Inc.'s accounting policies conform to generally accepted accounting principles in the utility industry and reflect the policies established from time to time by the AEUB.

The Company has entered into joint venture arrangements, and accordingly the accounts reflect only the Company's proportionate interest in these activities.

Inventory

Materials and supplies are valued at the lower of average cost and replacement cost. Natural gas inventories are valued at the lower of cost or market.

Capital Assets and Amortization

Capital assets are recorded at cost, except for regulated natural gas distribution assets which are recorded at cost plus an allowance, at rates authorized by the regulatory authorities in Alberta and Nova Scotia, for interest during construction. Contributions in aid of construction of natural gas distribution assets are deducted from the cost of acquiring property, plant, and equipment, with subsequent amortization calculated on the net cost. Interest incurred to finance long term construction projects is capitalized during the construction period.

The Company has changed its accounting policy with respect to amortization in its non-regulated business retroactively with restatement of prior periods. Effective January 1, 2003, AltaGas adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to asset retirement obligations. The corporation now calculates amortization based on original cost, net of salvage value, except for regulated natural gas distribution assets, where amortization is calculated on a straight-line basis at rates approved by the AEUB:

Gathering and Processing	
Gathering and processing assets	15 – 40 years
Other assets	1 – 5 years
Natural Gas Distribution	
Natural gas distribution assets	2 – 3 percent
Other assets	7 percent

AltaGas follows the full cost method of accounting for oil and gas exploration and development activities. Capitalized costs are accumulated in a single cost centre and amortized to income over the production life of proved reserves.

Energy Services Arrangements and Contracts

Energy services arrangements and contracts are recorded at cost and amortized on a straight-line basis over their term. The Sundance B Power Purchase Arrangement (PPA) has a twenty year term.

The Sundance B PPA is the right to the committed generating capacity of two regulated Alberta generating units and required a capital outlay. The Company is obligated to make payments to the owners of the underlying generating units over the remaining term of the PPA to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed electricity is recorded when delivered.

The Genesee energy contract is the right to generating capacity at a regulated Alberta generating unit for a three year period which required no capital outlay but includes monthly capacity charges, which amounts are recorded as cost of sales. Revenue from the sale of the committed electricity is recorded when delivered.

Goodwill

Goodwill represents the excess purchase price of the Suffield natural gas pipeline system which is in excess of the fair value of the net assets acquired. Goodwill is tested at least annually for impairment by comparing the fair value of the associated reporting unit with its book value.

Long-term Investments

Investments in companies in which AltaGas has the ability to exercise significant influence are accounted for by the equity method. Other long term investments are recorded at cost. Any other than temporary impairment in value of an investment is charged against income when determined.

Derivative Instruments

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates. These contracts are designated as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction. If financial derivative contracts cease to be effective as hedges, any cumulative gains or losses arising prior to such time continue to be deferred over the period of the original hedged transaction. Changes in the fair value of the derivative contracts arising subsequent to where they are no longer effective as hedges are recognized as adjustments to income.

AltaGas also enters into commodity derivative contracts which require the future delivery of commodities at fixed prices. These contracts are not recognized in the financial statements until they are settled.

Revenue Recognition

Revenue for gathering and processing services is recorded as the services are rendered. Energy marketing revenue is recognized at the time the product is delivered.

Stock Based Compensation Plan

The Company follows the intrinsic value method of accounting for stock based compensation plans whereby no compensation expense is recognized for stock options granted to employees or directors unless the market value of the stock exceeds the options exercise price at the date of grant. Consideration paid by employees or directors on the exercise of stock options is credited to share capital. Options are issued at current market value, consequently no compensation expense is recorded.

Effective January 1, 2002 the Company prospectively adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to stock based compensation. This new recommendation requires pro forma disclosure of the effect of fair value accounting for stock options where the fair value method is not applied.

Pension Plans and Retirement Benefits

The cost of defined benefit pension and other retirement benefits is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The net actuarial gain or loss in excess of 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the active employees. Transitional obligations are being amortized over the remaining service life of active employees.

Income Taxes

Except for rate-regulated natural gas distribution subsidiaries, income taxes are calculated using the liability method of tax accounting. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are anticipated to be in effect in the periods in which the differences are expected to be settled or realized.

Natural gas distribution income taxes are provided using the taxes payable method approved by the AEUB. In accordance with an AEUB decision, provision is made only for those income taxes currently payable and no future tax is recorded on the timing differences between accounting income and taxable income.

Per Share Information

Basic net income per share is calculated on the basis of the weighted average number of common and preferred participating shares outstanding during the year. Diluted net income per share is calculated as if the proceeds obtained upon exercise of options were used to purchase common shares at the average market price during the year.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

2. CHANGES IN ACCOUNTING POLICY

Effective January 1, 2003, AltaGas adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is increased due to the passage of time, with an offsetting charge to accretion expense in the income statement, over the estimated time period until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. Concurrently with the adoption of this standard, the Company adjusted its accumulated amortization accounts for the impact of including salvage values in the

determination of its annual amortization expense. Historically, the Company excluded salvage values in the determination of an asset's amortizable value, effectively offsetting future estimated reclamation costs.

During 2003, AltaGas undertook to identify assets impacted by the new standard in each of its business segments.

In the Gathering and Processing and Energy Services segments, certain facilities must be dismantled and the sites reclaimed to meet provisions of the Alberta Environmental Protection and Enhancement Act and regulations. The asset retirement liabilities are recognized when the obligations are measurable.

In the Natural Gas Distribution segment, AltaGas identified that assets have an indeterminate life and thus a future retirement obligation is not determinable.

The effect of this change in accounting policy was recorded retroactively with restatement of all prior periods. The effect of the adoption is presented below as increases (decreases) in the affected categories of the Consolidated Balance Sheet, Consolidated Statements of Income and Retained Earnings.

	2003	2002
Consolidated Balance Sheet		
Capital Assets	$ 9,680	$ 9,553
Accumulated amortization	(8,245)	(6,113)
Asset retirement obligations	13,962	12,925
Previously recognized future site restoration costs	(797)	(807)
Future income taxes	1,681	1,262
Opening retained earnings	2,280	1,530
Consolidated Statement of Income		
Operating and administrative	$ 920	$ 831
Amortization	(2,132)	(1,987)
Income taxes	419	400

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

December 31, 2001	$ 9,855
New obligations in the period	1,979
Accretion	831
Other	260
December 31, 2002	12,925
New obligations in the period	127
Accretion	920
Other	(10)
December 31, 2003	$ 13,962

AltaGas estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is $45.0 million (2002 – $44.8 million). The asset retirement obligations have been recorded in the financial statements at estimated values discounted at rates between 8.0 percent and 8.5 percent and are expected to be incurred between 2010 and 2040. The majority of the costs are expected to be incurred between 2025 and 2035. No assets have been legally restricted for settlement of the liability.

3. CAPITAL ASSETS

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Gathering and Processing						
Gathering and processing assets	$ 621,719	$ 88,609	$ 533,110	$ 587,893	$ 64,686	$ 523,207
Other assets	7,550	1,480	6,070	8,061	2,053	6,008
Energy Services						
Energy services assets	28,008	7,847	20,161	25,950	5,824	20,126
Other assets	2,515	1,101	1,414	2,059	1,173	886
Natural Gas Distribution						
Natural gas distribution assets	157,062	54,606	102,456	141,448	42,823	98,625
Other assets	25,515	10,815	14,700	24,333	9,816	14,517
	$ 842,369	$ 164,458	$ 677,911	$ 789,744	$ 126,375	$ 663,369

Interest capitalized on long term capital construction in projects for the year ended December 31, 2003 was $156 thousand (2002 – $746 thousand).

At December 31, 2003, the Company had approximately $13.4 million (2002 – $24.2 million) related to projects under construction that were not subject to amortization.

4. ENERGY SERVICES ARRANGEMENTS AND CONTRACTS

	2003	2002
Cost	$ 113,367	$ 113,342
Accumulated amortization	12,332	6,312
Net book value	$ 101,035	$ 107,030

AltaGas owns the Sundance B PPA through its 50 percent interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchase all of the power from the 706 megawatt capacity generating units. The investment in the PPA and its revenue and expenses thereunder are recorded on a proportionate basis.

5. GOODWILL

	2003	2002
Carrying value	$ 18,860	$ 18,860

On December 19, 2002 AltaGas acquired all of the shares of Encana Suffield Pipeline Inc., comprising of two natural gas transmission pipelines at Suffield, Alberta, and purchased seven natural gas gathering and processing systems in northeastern Alberta for a total of $118.1 million. This acquisition is accounted for as a business combination. The purchase price of the business was allocated to the individual

assets and liabilities acquired based on their estimated fair value, with the exception of future income taxes which were recorded on an undiscounted basis. The excess of the recorded value of the future income tax liability over its fair value was offset through the recognition of goodwill. The results of operations were included in the consolidated statement of income and retained earnings from the date of acquisition.

		2002
Net Assets Acquired		
Capital assets	$	122,690
Working capital		2,034
Goodwill		18,045
Future income taxes		(24,662)
	$	118,107
Purchase Price		
Cash	$	114,658
Transaction costs		3,449
	$	118,107

6. INVESTMENTS AND OTHER ASSETS

		2003		2002
Common shares of public companies	$	825	$	1,877
Common shares of private companies		841		436
Equity accounted investments in units of public partnerships		17,925		–
Equity accounted investments in common shares of private companies		654		298
Advances (note 15)		2,335		2,259
Other		2,518		2,580
	$	25,098	$	7,450

At December 31, 2003 the quoted market value of the common shares and units of public entities was approximately $22.1 million (2002 – $1.5 million). The fair market value of investments in private companies is not reasonably determinable.

Advances at December 31, 2003 consist of a $2.3 million demand loan bearing interest at prime plus 3.5 percent. At December 31, 2003 the Company had no intention of demanding repayment of the loan.

On April 23, 2003, AltaGas acquired 19.2 percent of the outstanding units of Taylor NGL Limited Partnership ("Taylor") for $9.4 million. On October 17, 2003 AltaGas purchased an additional 1,592,250 limited partnership units of Taylor for $8.7 million, preserving AltaGas' 19.2 percent ownership of Taylor. The investment is accounted for by the equity method. The excess of AltaGas' interest in the underlying net book value of the assets over the purchase price of $4.7 million is being amortized over the economic life of the assets and is treated as an adjustment to AltaGas' equity income.

7. SHORT TERM DEBT

At December 31, 2003 the Company had a $50.0 million demand operating credit facility with a Canadian chartered bank. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. At December 31, 2003 the Company had drawn debt of $4.4 million and letters of credit of $14.6 million (2002 – $0.6 million and $8.8 million respectively) were outstanding against the demand operating credit facility.

At December 31, 2003 the Company had a $75.0 million 364 day extendible revolving term letter of credit facility with a Canadian chartered bank which was established on June 30, 2003. The facility which has a maturity date of June 28, 2004 can be extended for a further 364 days from the current maturity date. AltaGas may borrow up to $25.0 million by way of prime borrowings or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at market rates. At December 31, 2003 the Company had drawn debt of $0.1 million and letters of credit of $11.9 million outstanding against the extendible revolving term letter of credit facility.

On June 30, 2003 the Company repaid and cancelled a $50.0 million non-revolving bridge credit facility with a syndicate of Canadian chartered banks. The facility was fully drawn on December 31, 2002.

On December 11, 2003 the Company's $10.1 million extendible letter of credit facility with a chartered bank expired and was not renewed. The facility was fully drawn on December 31, 2002.

The prime lending rate at December 31, 2003 was 4.50 percent (2002 – 4.50 percent). The average rate on the Company's outstanding bankers' acceptances at December 31, 2003 was 4.00 percent (2002 – 4.09 percent).

8. LONG TERM DEBT

	2003	2002
Operating loans	$ 292,358	$ 268,943
Medium term notes	100,000	100,000
	$ 392,358	$ 368,943

Operating Loans

At December 31, 2003, the Company had a $300.0 million (2002 – $270.0 million) extendible revolving term credit facility with a syndicate of Canadian chartered banks. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. On March 5, 2003 the facility was increased by $30.0 million and a Canadian financial institution was added to the syndicate. Effective October 12, 2003 the facility was extended for an additional 364 days. The facility can be extended for an additional 364 days on October 10, 2004 or can be converted by the Company on that date to a two year term loan. The term loan is repayable over the two year period or at the end of the two year term, depending on the bond rating category of the long term unsecured senior indebtedness of the Company.

Medium Term Notes

On January 10, 2003 the Company filed a short form shelf prospectus to renew its medium term note program initiated on September 27, 2000. On October 4, 2000 the Company issued $100.0 million of 7.28 percent medium term notes pursuant to the program. Interest is payable semi-annually and the principal is due on October 4, 2005. Medium term notes may be issued in an aggregate principal amount of up to $250.0 million at prices and terms determined at the time of issue.

9. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of its normal operations the Company issues short and long term debt, and purchases and sells natural gas and power commodities. These activities result in exposures to fluctuations in interest rates and commodity prices. The Company uses financial derivative instruments that result in cash settlements to manage the price or cash flow risk that results from these activities. The Company does not make use of derivative instruments for speculative purposes.

The fair values of financial derivatives have been estimated using year-end market rates. These fair values approximate the amount that the Company would receive or pay if the instruments were closed out at these dates.

Commodity Price Risk Management

a) Natural gas prices

The Company used swap agreements to fix the price received on certain natural gas sales in 2002. No such contracts were outstanding at December 31, 2003.

At December 31, 2002, the Company had the following contracts outstanding:

	Fixed Price (per Mcf)	Period (months)	Notional Volume (Mmcf/day)	Fair Value (thousands)
Swaps				
2002	$ 5.43	10	1.9	$ 7

b) Power prices

Under power purchase arrangements AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Company sells the power to the Power Pool of Alberta at spot prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. At December 31, 2003 the Company has no intention to terminate any contracts prior to maturity.

At December 31 the Company had the following contracts outstanding:

	Fixed Price (per MWh)	Period (months)	Notional Volume Sales	(MWh) Purchases	Fair Value (thousands)
Derivative instruments					
2003					
Swaps and collars	$41.50 to $52.00	12 to 15	2,531,176	–	$ (17,834)
Swap	$56.43	168	–	368,064	(3,394)
2002					
Swaps and collars	$40.32 to $64.00	12 to 27	3,556,563	–	$ (29,260)
Swap	$61.40	180	–	394,416	(1,908)

Interest Rate Risk Management

To hedge against the effect of future interest movements, the Company enters into interest rate swap agreements to fix a portion of its bankers' acceptances issued under credit facilities. The Company has no intention of terminating any swap agreements prior to maturity.

At December 31 the Company had the following contracts outstanding:

	Period (months)	Principal (thousands)	Weighted Average Interest Rate	Fair Value (thousands)
2003	3 to 60	$ 180,000	4.21%	$ (1,576)
2002	15 to 28	$ 70,000	4.75%	$ (1,948)

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Company has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with credit worthy counterparties in accordance with established credit policies and practices. At December 31, 2003 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial contracts.

10. SHARE CAPITAL

Authorized:

- an unlimited number of common shares without nominal or par value.
- an unlimited number of preferred shares without nominal or par value.

Common Shares Issued:

	Number of Shares	Amount
December 31, 2001	29,495,877	$ 116,082
Issued for cash on exercise of options	407,715	1,868
Issued for cash pursuant to public placement	6,325,000	58,823
Issued for compensation	8,500	79
Less issue costs, net of tax	–	(1,526)
December 31, 2002	36,237,092	$ 175,326
Issued for cash on exercise of options	471,752	3,652
Issued for compensation	8,000	98
December 31, 2003	36,716,844	$ 179,076

Preferred Participating Shares Issued:

	Number of Shares	Amount
December 31, 2003 and 2002	9,000,000	$ 88,964
Total shares issued	45,716,844	$ 268,040

On September 30, 1999 the Company closed a private placement of 9,000,000 non-voting, preferred participating shares at $10.00 per share for gross proceeds of $90.0 million. These shares are convertible at the holder's option into common shares, one for one, any time prior to September 30, 2004. After that date, and no later than September 30, 2009, AltaGas may either redeem the participating shares or convert them to common shares. These shares share rateably with common shares in any dividend declared on or before September 30, 2002 and to a maximum of $1.00 per share per year thereafter. On conversion or redemption, or in the event of a liquidation, dissolution or winding-up of the Company, the participating shareholders are entitled to $10.00 per share and their share of the cumulative retained net income of AltaGas since September 30, 1999 with the annual earnings included per participating share being limited to $1.00 following September 30, 2002.

AltaGas implemented a Normal Course Issuer Bid through the facilities of The Toronto Stock Exchange on December 1, 2000, and renewed the bid in December 2001 and again on December 2, 2002 for an additional 12 months. From April 25, 2001 through December 31, 2003 no shares were purchased. The Normal Course Issuer Bid was not renewed.

On June 7, 2002 AltaGas closed a public offering for 6,325,000 common shares at $9.30 per share. Proceeds net of share issue costs were $56.4 million.

The Company has an employee stock option plan under which both employees and directors are eligible to receive grants. At December 31, 2003, 3,800,000 common shares are reserved for issuance under the plan. To December 31, 2003 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four year period. Currently, outstanding options are exercisable at various dates to the year 2013. Options outstanding under the plan have a weighted average exercise price of $8.74 and a weighted average remaining contractual life of 7.21 years.

Number of Options	Exercise Price	Expiry Date
196,849	$8.75 – $10.00	2004
73,250	$7.00 – $10.00	2009
99,375	$4.80 – $ 6.25	2010
523,000	$5.10 – $ 7.25	2011
233,750	$6.50 – $ 9.75	2012
380,138	$9.55 – $15.05	2013
1,506,362		

	2003		2002	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Stock options outstanding, beginning of year	1,670,676	$ 7.66	1,896,916	$ 6.83
Granted	400,638	11.76	262,000	8.76
Exercised	(471,752)	7.74	(407,715)	4.58
Cancelled	(93,200)	7.47	(80,525)	7.26
Stock options outstanding, end of year	1,506,362	$ 8.74	1,670,676	$ 7.66
Exercisable at year end	622,974	$ 7.75	847,246	$ 7.85

Based on the number and fair value of options granted during 2003 and 2002, the effect on net income of following the fair value method of accounting instead of the intrinsic value method for stock options would not be significant and there would be no effect on net income per share.

The average basic number of shares outstanding for the year ended December 31, 2003 was 45.5 million (2002 – 42.3 million) and the diluted number of shares outstanding for the year ended December 31, 2003 was 45.9 million (2002 – 42.6 million). During the years presented, outstanding stock options are the only dilutive instrument.

11. COMMITMENTS

Future minimum lease payments under operating leases for office space, office equipment, and automotive equipment are estimated as follows:

2004	$	2,357
2005		2,365
2006		2,410
2007		2,287
2008		–
	$	9,419

Under the terms of a 1997 long-term gas supply contract AltaGas is committed to supply natural gas for prices ranging from $1.93/Mcf in 2003 to $2.15/Mcf by contract expiry in 2009. AltaGas contracted with several producers to provide the volumes for the term of the 10 year contract. One of those producers defaulted in 1999 on its obligation under its gas supply contract, resulting in the delivery commitment for 2,845 Mmcf/d reverting to the Company. AltaGas owns natural gas reserves as a hedge against the obligation under this reverted supply contract. The natural gas produced from these reserves is in excess of the commitment under the reverted contract.

In addition to the production from its own reserves, in 1999 the Company acquired a right to purchase natural gas from specific reserves for $0.05/Mmcf for the life of the reserves. The production from these reserves was 1,512 Mmcf/d in 2003 (2002 – 1,857 Mmcf/d) and also serves as a hedge against the commitment under the reverted contract.

AltaGas was a successful bidder for 100 MW of power capacity in the Alberta government's third phase of the Market Achievement Plan auction. As a result, the Company entered into an energy contract ("Genesee Energy Contract") with the Balancing Pool Administrator for the right and obligation to purchase power from 100 MW of power capacity at the EPCOR Generation Inc. operated Genesee power plant for a three year term commencing April 1, 2003. The Company has an obligation to pay a competitively priced fixed monthly capacity charge for the power capacity under this power purchase arrangement.

12. INCOME TAXES

The income tax provision differs from the amounts which would be obtained by applying the combined Canadian base federal and provincial income tax rate to income before income taxes. These differences result from the following items:

	2003	2002
Income before income taxes	$ 61,482	$ 42,904
Statutory income tax rate (percent)	40.75	42.12
Computed income tax provision	$ 25,054	$ 18,071
Increase (decrease) in income taxes resulting from:		
Resource allowance	(2,351)	(3,043)
Manufacturing and processing credit	(426)	(168)
Large corporations tax	1,179	973
Permanent differences between accounting and tax bases of assets and liabilities	(358)	269
Rate reductions applied to future income tax liabilities	(628)	(1,246)
Other	689	(1,394)
Income tax provision		
Current	10,587	6,222
Future	12,572	7,240
	$ 23,159	$ 13,462
Effective income tax rate (percent)	37.67	31.38

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities as at December 31, 2003 are as follows:

	2003		2002	
	Assets	Liabilities	Assets	Liabilities
Capital assets	$ –	$ 40,189	$ –	$ 36,170
Net operating losses unused for tax purposes	208	(6,002)	208	–
Deferred debt charges	–	85	–	91
Share issue costs	–	(511)	–	(812)
Partnerships	–	28,426	–	16,377
Other	–	350	–	(2,494)
	$ 208	$ 62,537	$ 208	$ 49,332

Future income tax expense and future income tax assets and liabilities have not been recognized for the Company's rate-regulated natural gas distribution subsidiary. Unrecognized future income tax expense for the year ended December 31, 2003 was $156 thousand (2002 – $451 thousand). The unrecognized future income tax liability at December 31, 2003 was $6.5 million (2002 – $6.7 million).

13. CHANGE IN NON-CASH WORKING CAPITAL

	2003	2002
Accounts receivable	$ 10,533	$ (34,851)
Inventory	1,891	(609)
Other current assets	(626)	6,704
Accounts payable and accrued liabilities	(2,439)	33,822
Other current liabilities	460	5,283
Other	–	(195)
	9,819	10,154
Less decrease (increase) in capital costs payable	(3,527)	(4,065)
Net change in non-cash working capital from operations	$ 6,292	$ 6,089

The following cash payments have been included in the determination of earnings:

	2003	2002
Interest paid	$ 22,065	$ 18,856
Income taxes paid	$ 9,113	$ 1,837

14. PENSION PLANS AND RETIREMENT BENEFITS

Substantially all full-time employees of the Company's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

	2003		2002	
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Accrued benefit obligation				
Balance, beginning of year	$ 9,300	$ 814	$ 8,069	$ 759
Experience loss (gain)	1,133	115	(57)	(12)
Current service cost	668	40	734	33
Interest cost	684	59	653	53
Benefits paid	(129)	(8)	(99)	(19)
Balance, end of year	11,656	1,020	9,300	814
Plan assets				
Fair value, beginning of year	8,241	–	8,093	–
Actual return on plan assets	871	–	(880)	–
Employer contributions	809	–	1,163	–
Benefits and expenses paid	(129)	–	(135)	–
Fair value, end of year	9,792	–	8,241	–
Funding deficit	(1,864)	(1,020)	(1,059)	(814)
Unamortized transitional obligation	467	361	515	391
Unamortized past service costs	171	–	204	–
Unamortized experience loss (gain)	1,491	247	592	136
Accrued benefit asset (liability)	$ 265	$ (412)	$ 252	$ (287)

Included in the accrued benefit obligation and fair value of plan assets at year end are the following in respect of plans that are not fully funded:

	2003		2002	
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Accrued benefit obligation	$ 11,656	$ 1,020	$ 9,300	$ 814
Fair value of plan asset	9,792	–	8,241	–
Funding deficit	$ (1,864)	$ (1,020)	$ (1,059)	$ (814)
Significant actuarial assumptions used as at December 31				
Discount rate (percent)	6.25	6.25	6.90	7.00
Expected long-term rate of return on plan assets (percent)	6.75	n/a	7.40	n/a
Rate of compensation increase (percent)	5.00	5.00	5.00	5.00
Average remaining service life of active employees (years)	13 – 15	16	13 – 15	16
Net benefit plan expense for the year				
Current service cost and expenses	$ 668	$ 40	$ 770	$ 33
Interest cost	684	59	653	53
Expected return on plan assets	(639)	–	(571)	–
Amortization of transitional obligation	81	30	81	30
Amortization of experience losses	2	3	27	–
	$ 796	$ 132	$ 960	$ 116

15. RELATED PARTY TRANSACTIONS

During 2003 AltaGas purchased maintenance services totaling $137 thousand (2002 – $80 thousand) from an equity accounted investee. These transactions have been recorded at their exchange amounts. At December 31, 2003 $2.3 million (2002 – $2.3 million) was owed to AltaGas by this investee.

AltaGas has contracted with a significant shareholder to purchase a fixed volume of power for a fixed price. During 2003 the Company purchased 26,280 MWh (2002 – 26,280 MWh) of power for $1.8 million (2002 – $1.8 million).

AltaGas loaned $30.5 million to Taylor NGL Limited Partnership in August 2003. This amount was fully repaid by October 17, 2003. Market rates were used to calculate interest on this loan.

16. JOINT VENTURES

The Company's proportionate interest in its joint venture arrangements is summarized as follows:

	2003	2002
Proportionate share of operating income		
Revenue	$ 162,649	$ 123,438
Expenses	117,030	89,028
	$ 45,619	$ 34,410
Proportionate share of net assets		
Current assets	$ 17,027	$ 22,602
Capital assets	53,076	47,686
Energy services arrangements and contracts	98,666	104,458
Investments and other assets	114	165
Current liabilities	(18,156)	(21,768)
	$ 150,727	$ 153,143
Proportionate share of change in cash		
Operating activities	$ 54,961	$ 48,716
Investing activities	(5,140)	(24,767)
Financing activities	(49,821)	(23,949)
	$ –	$ –

17. SEGMENTED INFORMATION

AltaGas is a midstream energy company with a portfolio of assets and services used to move energy from the source to the end-user. The Company has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end users and related services.

December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 156,711	$ 521,590	$ 129,434	$ (98,851)	$ 708,884
Cost of sales	(16,504)	(472,075)	(98,866)	98,418	(489,027)
Operating and administrative expenses	(74,598)	(8,189)	(15,637)	433	(97,991)
Amortization	(23,555)	(8,513)	(6,244)	–	(38,312)
Operating income	$ 42,054	$ 32,813	$ 8,687	$ –	$ 83,554
Net additions to capital assets	$ 33,316	$ 2,514	$ 16,796		$ 52,626
Segment assets	$ 614,401	$ 165,759	$ 139,100		$ 919,260

December 31, 2002	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 106,031	$ 355,882	$ 94,316	$ (63,573)	$ 492,656
Cost of sales	(6,460)	(311,664)	(65,463)	60,805	(322,782)
Operating and administrative expenses	(52,136)	(11,284)	(14,358)	2,768	(75,010)
Amortization	(19,187)	(8,914)	(5,711)	–	(33,812)
Operating income	$ 28,248	$ 24,020	$ 8,784	$ –	$ 61,052
Net additions to capital assets	$ 159,788	$ 1,546	$ 3,659		$ 164,990
Segment assets	$ 589,284	$ 181,990	$ 133,589		$ 904,863

18. SUBSEQUENT EVENTS

On February 18, 2004 AltaGas announced that a Special Committee of Independent Directors was undertaking a review regarding the reorganization of the business of AltaGas into an income trust. On March 10, 2004 AltaGas announced that its Board of Directors has approved a proposal to reorganize the business of AltaGas into an income trust to be called AltaGas Income Trust (the "Trust").

The reorganization will be accomplished by way of a plan of arrangement under the Canada Business Corporation Act (the "Plan of Arrangement"). The Plan of Arrangement will be subject to the approval of the holders of AltaGas' Common Shares, Participating Shares and Options, voting at a special meeting to be held on April 29, 2004. In addition to securityholder approval, the Plan of Arrangement will be subject to receipt of regulatory and court approvals.

The proposed reorganization is the foundation of a plan to enhance sucurityholder value and for continued prudent growth. Cash flow generated by the business of AltaGas will be distributed to AltaGas securityholders as the holders of the units ("Units") of the Trust. The Trust will retain sufficient cash flow to fund maintenance capital and capital committed in the Natural Gas Distribution segment. The current business and operations of AltaGas will be unaffected by the proposed reorganization.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Prior periods have been restated for the impacts of the adoption of the CICA Handbook Section on accounting for asset retirement obligations.

Funds Generated From Operations

		2003		2002		2001
Non-GAAP financial measure	$	90.2	$	70.8	$	50.2
Add (deduct): Decrease in deferred revenue and other		–		(1.2)		0.1
Net change in non-cash working capital		6.3		5.6		(4.9)
Cash from operations (GAAP financial measure)	$	96.5	$	75.3	$	45.4

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash after interest and taxes from operations without regard to changes in the Corporation's working capital in the year.

Net Revenue

		2003		2002	% Change
Non-GAAP financial measure	$	140.2	$	99.6	41
Add: Cost of goods sold		26.5		6.5	308
Revenue (GAAP Financial measure)	$	156.7	$	106.1	48

This reconciliation shows the difference between revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment. Net revenue is provided in the extraction component and the Natural Gas Distribution and Energy Services segments as net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of goods sold.

Revenue increased 44 percent for the year ended December 31, 2003 compared to the year ended December 31, 2002 due to the higher prices received for natural gas and power sold in the Natural Gas Distribution and Energy Services segments, increased volumes processed through the Corporation's gathering and processing facilities and higher power volumes sold in the Energy Services segment. Volume increases resulted from the Corporation's activities in the field gathering and processing component including the acquisition of seven natural gas gathering and processing systems in northeastern Alberta (Wabasca) in late 2002 and the expansion of the Empress EnCana facility completed in September 2003, the acquisition of two natural gas pipelines (Suffield) in December 2002, the commissioning of the Joffre ethane extraction facility in late 2002, and the addition of 100 MW of power capacity associated with the Genesee energy contract in the Energy Services segment in April 2003.


CONSOLIDATED EBITDA ($ millions)
42.8
57.0
69.9
94.8
121.9
99
00
01
02
03

Net revenue, increased 29 percent for the year ended December 31, 2003 when compared to 2002.

Volumes processed in the field gathering and processing component rose to 520 Mmcf/d in 2003 from 492 Mmcf/d in 2002. The increase stems in large part from the Wabasca facilities acquisition in December 2002. Extraction production increased for 2003 to 6,560 Bbls/d from 3,399 Bbls/d due to the commissioning of the Joffre ethane extraction plant, also in December 2002 and due to

increased ethane production resulting from modifications made at the Encana ethane extraction plant in late 2003. Transmission volumes rose to 348 Mmcf/d in 2003 from 70 Mmcf/d in 2002 due to the Suffield acquisition late in 2002. The volume of power sold rose to 373 MW in 2003 from 353 MW in 2002 due to the addition on April 1, 2003 of volumes from the Genesee energy contract. Prices AltaGas realized on average per MW hour sold in 2003 were $47.03, up from the $41.27 realized per MWh sold in 2002.


CONSOLIDATED NET INCOME ($ millions)
11.3
17.6
19.2
29.4
38.3
99
00
01
02
03


SHAREHOLDERS' EQUITY ($ millions)
230.8
250.6
261.9
338.6
363.3
99
00
01
02
03

Natural Gas Distribution volumes at AltaGas Utilities Inc. (AUI) increased slightly year over year due to higher transportation volumes and an increase in AUI's customer base offset by warmer average weather in 2003 versus 2002 and reduced customer usage associated with technological improvements. Heritage Gas Limited (Heritage Gas), a Nova Scotia company of which AltaGas owns 24.9 percent, accepted, on June 2, 2003, the natural gas distribution franchise to service six counties in Nova Scotia for a period of 25 years. Late in the year, Heritage Gas acquired and constructed natural gas distribution facilities and took steps to be an operating natural gas distribution utility. Heritage Gas activated its natural gas distribution system on December 20, 2003 and served its first customer on December 23, 2003. In its first four years of development, Heritage Gas expects to bring natural gas access to approximately 8,000 residential and business customers in Nova Scotia.

AltaGas' EBITDA increased 29 percent for the year ended December 31, 2003 compared to 2002. While net revenues were up 29 percent, increased operating costs in the Gathering and Processing segment and higher general and administrative costs partially eroded the gains. Operating costs were up year over year due to the inclusion of operating costs associated with the Suffield and Wabasca acquisitions, the Joffre ethane extraction facility operations and increases in repairs and maintenance and property tax. General and administrative costs increased year over year to support the Corporation's growth and to ensure that the organizational capability is in place to facilitate the effective integration of future business opportunities. Amortization expense was up 13 percent, the increase due to Gathering and Processing segment acquisitions and commissioning of the Joffre facility.

Net income increased 30 percent for the year ended December 31, 2003 compared to the same period of 2002. After tax net gains from the sale of investments included in December 31, 2002 were $0.6 million. Higher comparative interest expense and income taxes partially eroded the favorable results in EBITDA.

While interest rates were favourable year over year, interest expense was higher due to increased average debt outstanding compared to 2002, largely resulting from the debt financing required for the late 2002 Wabasca and Suffield acquisitions.

Income tax expense for the year ended December 31, 2003 increased from the same period in 2002 for a number of reasons, including higher net income before taxes, the effect of changes in federal income taxation of resource income and Large Corporations Tax, the impact on future income taxes resulting from the adoption of asset retirement obligation accounting and changes in the mix of the Corporation's income stream period over period and the associated tax rates attracted.

Higher income in the year accounted for 60 percent of the total increase in income tax expense for 2003 versus the prior year. A further 20 percent related to regulatory changes wherein the resource allowance deduction and the Large Corporations Tax are being phased out through 2007. The impacts of adopting the asset retirement obligation accounting accounted for seven percent of the difference. The remainder of the increase related to the different businesses of the Corporation attracting different tax treatment, timing and rates.

The resource allowance deduction provided oil and gas industry participants a credit in calculating taxable income in place of non-deductible royalties paid on hydrocarbon production. Since 1997 AltaGas has benefited from the resource allowance deduction on its field gathering and processing business, a significant portion of its income, but pays no material royalties. Under the legislative changes announced in June 2003, resource allowance is replaced by the deductibility of provincial or crown royalties and a reduction in the tax rates applicable to resource income.

The federal income tax legislation changes also phase out Large Corporations Tax (LCT) by 2007. AltaGas has credited Large Corporations Tax payable against the federal surtax amounts otherwise payable. Based on anticipated future income levels and timing of reversal of temporary differences going forward, the effect on AltaGas was an increase in the Corporation's future income tax liability and a charge to future income tax expense.

Under asset retirement obligation accounting, AltaGas recorded an asset and a liability on its balance sheet, as well as adjusted accumulated depreciation to include salvage values in the depreciation calculation. The latter change increased the differential between the Corporation's accounting and tax balance sheets, increasing the estimated future income tax liability and resulted in an increase in income tax expense in the current year.

The income of the Company is subject to a variety of tax rates and rate reductions currently and in the future. The consolidated income tax rate varies from quarter to quarter depending on the mix and the anticipated timing of the income stream being subject to taxation. In the fourth quarter of 2002 AltaGas recorded favorable one time adjustments to tax expense related to the full year impact of this anticipated timing on income from the power component.

Earnings for 2004 are expected to increase in the Gathering and Processing segment. Drilling activity in the majority of the Corporation's catchment areas is expected to remain strong given the favorable commodity pricing environment. In addition, the pursuit of exploitation opportunities in

existing businesses and processes are expected to increase processed volumes in the Gathering and Processing segment, when compared to 2003. In the Natural Gas Distribution segment, new revenues from the Corporation's 24.9 percent interest in Heritage Gas will contribute to improved performance when comparing 2004 to 2003.

REVENUE BY SEGMENT ($ millions)


66.0
195.9
98.0
469.7
120.6
448.1
355.9
94.3
106.1
521.6
129.4
156.7
ENERGY SERVICES
NATURAL GAS DISTRIBUTION
GATHERING AND PROCESSING
GATHERING, PROCESSING AND ENERGY SERVICES
99
00
01
02
03

Excludes Intersegment Eliminations

NET REVENUE BY SEGMENT ($ millions)


27.2
58.7
28.1
88.2
26.9
108.1
44.2
28.9
99.6
49.6
30.5
140.2
ENERGY SERVICES
NATURAL GAS DISTRIBUTION
GATHERING AND PROCESSING
GATHERING, PROCESSING AND ENERGY SERVICES
99
00
01
02
03

Excludes Intersegment Eliminations

Prior to January 1, 2002 the Company had two business segments

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports consolidated financial and operating results on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

Operating income performance in the Gathering and Processing and Energy Services segments in 2003 showed significant improvement when compared to 2002, while the Natural Gas Distribution segment reported consistent performance over the same period. Key drivers for the business results of each segment are discussed at the component level in the information that follows. This information should be read in conjunction with Note 17 to the Consolidated Financial Statements – Segmented Information.

Operating Income[1]

($ millions, unless otherwise noted)	2003	2002	% Change
Gathering and Processing	42.1	28.2	49
Energy Services	32.8	24.0	37
Natural Gas Distribution	8.7	8.8	-1

[1] *Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations*

Gathering and Processing

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components. Assets include more than 6,000 kilometers of gathering lines, 67 field processing facilities, interests in three extraction facilities and six transmission pipelines. AltaGas is one of the top 10 Canadian processors of natural gas and one of the top four largest Canadian midstream companies in terms of natural gas field processing capacity. Assets in this segment are long life and are used to provide service to a geographically diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are a function of volumes processed or transported. Future opportunities derive from the ongoing requirement that all natural gas must be processed to meet downstream pipeline specifications en route to the end user.

AltaGas' investments in companies engaged directly in activities in the gathering and processing business or ancillary services is also included in this segment under "Other". The Corporation reports component results to the level of operating income, defined as gross revenue less cost of sales, operating and general and administrative costs, and amortization.

Financial and Operating Results[1]

($ millions, unless otherwise noted)	2003	2002	% Change
Revenue	156.7	106.1	48
Net revenue	140.2	99.6	41
Operating income	42.1	28.2	49

[1] Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

Operating Statistics

	2003	2002	% Change
Field gathering and processing			
Processing capacity (Mmcf/d)[1]	861	842	2
Processed throughput (gross Mmcf/d)[2]	523	532	(2)
Processed throughput (gross average annual Mmcf/d)	520	492	6
Capacity utilization (percent)[1]	61	63	(3)
Average working interest (percent)[1]	90	88	2
Extraction			
Inlet capacity (Mmcf/d)[1]	349	349	–
Production (Bbls/d)[3]	6,560	3,399	93
Transmission volumes (Mmcf/d)[2] [4]	403	106	280

[1] As at December 31
[2] Fourth quarter average
[3] Average for the period
[4] Excludes condensate pipeline volumes

The field gathering and processing component's extensive gathering infrastructure and ability to quickly redeploy assets due to the mobile nature of its plants, positions AltaGas to offer producers quick access to markets for their natural gas. The increase in the field gathering and processing component's operating income for 2003 when compared with 2002 was the net result of higher gross average annual throughput and improved cost recovery at some facilities offset by higher operating and general and administrative costs in other areas. Volume increases are the net result of the late December 2002 acquisition of the seven Wabasca facilities, expansion at AltaGas' Namaka facility and well tie-in activity at various operating areas, offset by declines at the Central Border operating area. Volume changes at the Corporation's gathering and processing facilities are dependent on producer drilling activity and success in its particular catchment areas. The Corporation assesses activity in each area as part of its capital investment process and relies on the mobile nature of its processing assets to match throughput and capacity.

Operating cost increases were a result of an aggressive preventative maintenance program

started in 2003 as part of the Corporation's operational excellence initiative. The program, which will be a focus over the next four years, will standardize the operating condition of AltaGas' processing assets to achieve the highest availability possible and increase predictability in operating and financial results.

In the extraction component, ownership interests in three extraction facilities drive the results. AltaGas' average net extraction production volumes were 93 percent higher for the year compared to 2002 due mainly to the start up of the Joffre ethane extraction plant at the end of 2002. That plant, with its first full year of operation in 2003, is owned 50 percent each by AltaGas and Taylor NGL Limited Partnership (Taylor). Taylor is the operator of the plant. AltaGas' share of inlet processing capacity at Joffre is 125 Mmcf/d of natural gas with ethane and NGLs production capacity of 5,200 Bbls/d. The ethane production from the plant is sold to NOVA Chemicals under a long term cost of service type contract. AltaGas sells its net share of NGLs under a one year evergreen marketing agreement.

FIELD GATHERING AND PROCESSING FACILITIES CAPACITY (Gross Mmcf/d)


658
712
768
842
861
99
00
01
02
03

As at December 31

FIELD GATHERING AND PROCESSING FACILITIES THROUGHPUT (Gross average Mmcf/d)


371
434
498
532
523
99
00
01
02
03

Fourth quarter average

Transmission volumes for the fourth quarter increased 280 percent in 2003 compared to 2002 due to the acquisition of the Suffield transmission pipelines in December 2002 which increased AltaGas' transmission capacity by 400 Mmcf/d. These pipelines transport natural gas produced in the Suffield area of southeastern Alberta to the TransCanada transmission Canadian mainline at Burstall, Saskatchewan. The system is regulated by the National Energy Board and rates on the system are provided for on a market-based tolling methodology. The majority of the Suffield system capacity is contracted by EnCana Corporation through transport or pay volume commitments expiring in 2022, renewable for one year periods after that.

The other component reports results for AltaGas' investments in industry service companies, which the Corporation makes when it considers it to be prudent and if there is an opportunity to enhance AltaGas' existing business activities. On April 23, 2003 the Corporation acquired 19.2 percent of the outstanding limited partnership units of Taylor and to preserve its ownership interest invested in further units in October of 2003 under a public offering by Taylor. AltaGas' total investment in Taylor is $18.1 million.

Net additions to capital assets in the Gathering and Processing segment were

$33.3 million during the full year 2003, down from $159.8 million in 2002. In 2003, $24.1 million was invested in acquisitions and expansions, including approximately $17.0 million for the Rainbow Lake and Mica Pouce Coupe gathering and processing facilities, $2.9 million in modifications at the Empress EnCana extraction plant and $4.2 million for field gathering and processing expansions. The balance of $9.2 million was spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines. In 2002, $118.1 million was invested in the Suffield and Wabasca acquisitions, $22.8 million at the Joffre extraction facility and $7.6 million in expansions of field gathering and processing facilities. In addition, $11.3 million was spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines.

On December 18, 2003 AltaGas announced its intention to acquire interests in two natural gas processing systems, Rainbow Lake and Mica Pouce Coupe for approximately $17.0 million. The Rainbow Lake gathering and processing system acquisition closed on December 23, 2003 and included a 100 percent interest in a 40 Mmcf/d sour natural gas processing facility and 130 kilometres of gathering pipelines located near the town of Rainbow Lake in northwestern Alberta. The facility is supported by extensive land dedications in an area with strong producer activity. The Mica Pouce Coupe acquisition, which closed on January 30, 2004, is a 40.8 percent interest in a 43 Mmcf/d sweet gas processing facility and approximately 70 kilometres of gathering pipeline located along the Alberta/British Columbia border near the town of Dawson Creek.

EXTRACTION PRODUCTION (Bbls/d)


2,198
3,369
2,618
3,399
6,560
99
00
01
02
03

Annual average Ethane and NGLs production

TRANSMISSION VOLUMES (Mmcf/d)


26
36
47
106
403
99
00
01
02
03

Fourth quarter average

Energy Services

The Energy Services segment is comprised of the power services, gas services and oil and gas production components. The financial results of the power services component account for approximately 95 percent of the overall segment financial results and as such the commentary in this section will be restricted to the contributions from power services. AltaGas supplies 453 MW of power to markets through power purchase based arrangements which include a 50 percent ownership interest in the Sundance B power purchase arrangement and the Genesee energy contract. AltaGas' 453 MW of power represents approximately four percent of Alberta's power capacity at December 31, 2003. Power purchase arrangements were established in 1999 under Alberta's program of power industry deregulation. Alberta is currently the only province providing this opportunity. Power purchase arrangements, which in form resemble contracts, were created to separate ownership of the physical power generation assets from ownership of their output.

Financial and Operating Results[1]

($ millions, unless otherwise noted)	2003	2002	% Change
Revenue	521.6	355.9	47
Net revenue	49.6	44.2	12
Operating income	32.8	24.0	37

[1] *Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations*

Operating statistics

	2003	2002	% Change
Volume of power sold (thousands of MWh)	3,266	2,669	22
Average price received on the sale of power ($/MWh)[1]	47.03	41.27	14
Average Alberta Power Pool price ($/MWh)[1]	62.98	43.85	44

[1] *Average for the year*

Volume of power sold increased 22 percent in 2003 compared to 2002 due to the inclusion of 100 MW of power associated with the Genesee energy contract AltaGas entered into on April 1, 2003. The energy contract required no capital by AltaGas but instead requires the Corporation to pay a competitively priced fix monthly capacity charge for the power capacity.

AltaGas does not engage in speculative trading of power but reduces its exposure to power price volatility by using a balanced portfolio of contracts to lock in power margins. The average price AltaGas received from power sales during 2003 was $47.03 per MWh compared to $41.27 per MWh for 2002. The increase in the average price AltaGas received from power sales in 2003 is due to the impact of higher market prices in 2003. Average Alberta Power Pool prices were $62.98 and $43.85 per MWh for 2003 and 2002 respectively.

In this segment, the Corporation also reports the results of the oil and gas production component and the gas services component. AltaGas is not in the business of exploration and development of natural gas reserves. However, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Natural Gas Distribution

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AUI), AltaGas' one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and a 24.9 percent interest in Heritage Gas Limited (Heritage Gas). AltaGas Utilities operates as a provincially


POWER VOLUMES (thousands of MWh)
3,266
2,669
99
00
01
02
03
Annual average
AltaGas did not start supplying power until the end of 2001


AVERAGE POWER PRICE RECEIVED ($/MWh)
47.03
41.27
99
00
01
02
03
Annual average
AltaGas did not start supplying power until the end of 2001

regulated natural gas distribution utility in its areas of service in the Province of Alberta. Inuvik Gas distributes gas to the Town of Inuvik in the Northwest Territories and Heritage Gas has the distribution franchise to deliver natural gas to six counties in Nova Scotia.

Financial and Operating Results[1]

($ millions, unless otherwise noted)	2003	2002	% Change
Revenue	129.4	94.3	37
Net revenue	30.5	28.9	6
Operating income	8.7	8.8	-1

[1] Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

Operating Statistics[1]

	2003	2002	% Change
Volume of natural gas distributed			
Sales (Bcf)	13.8	14.2	-3
Transportation (Bcf)	9.7	7.6	28
Number of customers[2]	59,543	58,499	2
Degree day variance (percent)[3]	6.9	7.8	N/A

[1] Excludes Inuvik Gas and Heritage Gas statistics
[2] At December 31
[3] Variance from 20 year average. Positive variances are favorable


NATURAL GAS DISTRIBUTED (Bcf)
19
21
21
22
24
99
00
01
02
03


TOTAL ASSETS ($ millions)
436.5
581.1
721.1
904.9
919.3
99
00
01
02
03

Higher natural gas prices in 2003 resulted in revenue increases in 2003 compared to 2002 in the Natural Gas Distribution segment. AUI generates the majority of Natural Gas Distribution net revenues. Net revenue for 2003 increased compared to 2002 due to higher cost of service and increased transportation volumes. These increases were partially offset by warmer weather during 2003. AUI's net revenue is unaffected by changes in the cost of natural gas as the actual cost is permitted, subject to approval by the Alberta Energy and Utilities Board (AEUB), to be passed through to the distribution customers.

Higher operating and administrative expenses in this segment in 2003 were related to increases in the cost of insurance and routine operating and maintenance activities.

AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated costs of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service less accumulated depreciation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual Natural Gas Distribution segment net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

Net additions to capital assets in the Natural Gas Distribution segment were $16.8 million during the year ended December 31, 2003 compared to $3.7 million for the same period in 2002. Of the additions in 2003, $4.3 million were related to costs associated with AUI's routine system betterment projects, new business development and construction of a pipeline in the Rainbow Lake area of Northern Alberta and $2.3 million were for AltaGas' share of costs related to obtaining the franchise, acquiring pipeline and other assets for Heritage Gas. Included in 2003 net additions is an amount of $10.2 million related to the retirement of prior years' capital contributions in aid of construction. There is an equal and offsetting amount charged to accumulated amortization. Net additions in 2002 of $3.7 million were related to costs associated with AUI's routine system betterment projects and new business development.

Liquidity

Funds generated from operations increased to $90.2 million from $70.8 million on the strength of the improvement in AltaGas' operations and improved accounts receivable collection in the field gathering and processing component during the year through focus on the accuracy and completeness in the Corporation's invoicing processes for the component. In 2003 the Company utilized $44.2 million of the cash generated to acquire and expand facilities, down from $158.8 million in 2002 due to the timing and availability of investment opportunities between the periods and to opportunities not requiring significant capital. AltaGas invested $18.6 million in industry related companies, substantially all of which was for the Taylor units. Dividend payments increased in 2003 to $17.3 million from $11.9 million in 2002. The increase in funds generated from operations resulted in debt repayment of $22.6 million in 2003.

AltaGas had a working capital surplus of $9.1 million at December 31, 2003 compared to working capital deficit of $27.2 million at December 31, 2002. The change in working capital was primarily due to the repayment of AltaGas' $50.0 million non-revolving bridge credit facility with a Canadian chartered bank during the second quarter of 2003.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. The total amount of debt with variable interest rates that was fixed through interest rate swaps at December 31, 2003 was $180.0 million. At December 31, 2003 interest rates had been fixed on approximately 71 percent of the Corporation's total debt, including the swaps and AltaGas' $100.0 million of medium term notes.

AltaGas' obligations for the next five years and for periods thereafter are illustrated in the table below:

Contractual Obligations[1]

		Payments Due by Period			
($ millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long term debt	396.9	4.5	392.4[2]	-	-
Operating leases	9.4	2.4	4.8	2.3	-
Total contractual obligations	406.3	6.9	397.2	2.3	-

[1] The Company has no capital lease, purchase or other obligations at December 31, 2003

[2] Includes AltaGas' $100.0 million medium term notes maturing October 4, 2005. The balance funded through the $300.0 million extendible revolving term credit facility which can be extended beyond the current term date of October 10, 2004 for a further 364 days or can be converted by the Company on that date to a two year term loan


NET ADDITIONS TO
CAPITAL ASSETS ($ millions)
108.0
93.7
204.4
165.0
52.6
99
00
01
02
03


TOTAL DEBT ($ millions)
151.9
216.9
383.9
419.5
396.9
99
00
01
02
03

Capital Resources

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities and cash generated from operations will provide the Corporation with sufficient capital resources and liquidity to fund existing operations, dividends, and acquisition and expansion opportunities in 2004. A description of the Corporation's credit facilities can be found in Notes 7 and 8 to the Consolidated Financial Statements.

The use of debt or equity funding is determined on the basis of capital structure. AltaGas' capital structure is determined by considering the norms and risks associated with each of its business components and segments. The Corporation funds all subsidiary borrowings. AltaGas' long-term goal has been to maintain debt at approximately 50 to 55 percent of total capital, which reflects the stability of AltaGas' earnings from its diversified portfolio of assets. AltaGas' credit facility agreements and the Corporation's trust indenture allow for a debt to total capitalization ratio of 65 percent.

Off Balance Sheet Arrangements

The Corporation is not party to any contractual arrangement to which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Corporation has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

Related Parties

On April 23, 2003 AltaGas acquired a 19.2 percent interest in Taylor NGL Limited Partnership for $9.4 million and in October 2003 invested a further $8.7 million to acquire additional limited partnership units to maintain its ownership interest. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including the Joffre ethane extraction plant in which AltaGas has a 50 percent interest. There were no other material transactions with related parties during the year.

Proposed Transactions

On February 18, 2004 AltaGas announced that a Special Committee of Independent Directors was undertaking a review of whether to reorganize the business of AltaGas into an income trust. On March 10, 2004 AltaGas announced that its Board of Directors has approved a proposal to reorganize the business of AltaGas into an income trust to be called AltaGas Income Trust (the "Trust").

The reorganization will be accomplished by way of a plan of arrangement under the Canada Business Corporation Act (the "Plan of Arrangement"). The Plan of Arrangement will be subject to the approval of the holders of AltaGas' Common Shares, Participating Shares and Options, voting at a special meeting to be held on April 29, 2004. In addition to securityholder approval, the Plan of Arrangement will be subject to receipt of regulatory and court approvals.

The proposed reorganization is the foundation of a plan to enhance sucurityholder value and for continued prudent growth. Cash flow generated by the business of AltaGas will be distributed to AltaGas securityholders as the holders of the units ("Units") of the Trust. The Trust will retain sufficient cash flow to fund maintenance capital and capital committed in the Natural Gas Distribution segment. The current business and operations of AltaGas will be unaffected by the proposed reorganization.

Changes in Accounting Policy

AltaGas early adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the Corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted over the estimated time period until settlement of the obligation and the asset is amortized over the estimated useful life of the asset.

Historically, AltaGas excluded salvage values in the determination of an asset's depreciable value, the intent being to provide for future estimated reclamation costs. The Corporation adjusted its accumulated amortization accounts for the impact of including salvage values in the determination of its annual amortization expense concurrently with the changes to account for asset retirement obligations.

The effect of these changes in accounting policy was recorded retroactively with restatement of prior periods. The impacts are disclosed in Note 2 to the Consolidated Financial Statements.

Critical Accounting Estimates

AltaGas' major use of estimates in accounting relates to amortization and depreciation of capital assets, asset impairment assessment and with the adoption of asset retirement obligation (ARO) accounting in 2003 ARO estimates and salvage values.

AltaGas' accounting policy has been to record amortization of capital assets on the basis of original cost and estimated useful lives without regard to salvage values. Salvage value estimates were, however, reviewed annually and compared to estimated future site removal and site restoration costs to determine if there was a need to record a liability in the financial statements for any excess of such costs over expected recoveries from salvage.

In 2003, concurrent with the adoption of asset retirement obligation accounting, management reviewed salvage value estimates and determined that they are consistent with prior periods. Asset retirement costs are under continual assessment by AltaGas' Environment and Safety committee and reviewed annually with management. These asset retirement costs and salvage value estimates formed the basis for the restatement of prior periods' information incorporating salvage values into retroactive calculation of amortization expense and asset retirement costs into the asset retirement obligation asset and liability accounts.

With respect to impairment assessment, management has made fair value determinations related to goodwill, estimating future cash flows as well as appropriate discount rates. The estimates have been applied consistently with prior periods. Management has determined no impairment is currently required.

Financial Instruments

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power component and related to corporate debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2003 business was to provide earnings predictability in the power component. With Alberta Power Pool monthly average spot prices ranging in the year from $43.63 per MWh to $89.80 per MWh, through the use of financial hedges, AltaGas moderated the impact of this volatility on the portion of its portfolio deemed optimal by management.

Outstanding Share Data

AltaGas' common and preferred shares outstanding at December 31, 2003 were 45,716,844 up from 45,237,092 at December 31, 2002. The change during the year was related to the issue of shares for cash on the exercise of options.

Sensitivity Analysis

The following table illustrates the anticipated effects of economic and operational changes on AltaGas' 2004 net income.

Factor	Increase or Decrease	Increase or Decrease Net Income Per Diluted Share
Field gathering and processing volumes at existing facilities	Five Mmcf/d	$ 0.016
Field gathering and processing operating margin per mcf	One cent	$ 0.026
Power prices	$1 per Mwh	$ 0.008
Natural gas prices	$0.50/mcf	$ 0.003
Natural gas liquids fractionation spread	$1 per Bbl	$ 0.006
Interest rates	25 basis points	$ 0.006
Degree days	Ten percent	$ 0.017
Change in allowed ROE[1]	One percent	$ 0.008

[1] *The change in allowed ROE pertains to AltaGas Utilities*

4TH QUARTER DISCUSSION

Consolidated Results of Operations[1]

Three Months Ended December 31

($ millions)	2003	2002[2]	% Change
Revenue	179.0	150.3	19
Net revenue	61.0	48.8	25
Net income	12.0	11.2	7

[1] *Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations*

[2] *Fourth quarter 2002 includes a pre-tax loss of $1.4 million from the sale of investments*

Revenue for the three months ended December 31, 2003 increased 19 percent compared to the three months ended December 31, 2002. The increases in revenue are primarily due to the higher prices received for natural gas and power sold in the Natural Gas Distribution and Energy Services segments.

Net revenue increased 25 percent for the fourth quarter of 2003 when compared to the same quarter of 2002. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

Average field gathering and processing throughput volumes decreased by two percent in the fourth quarter of 2003 compared to the fourth quarter of 2002. Increases from the acquisition of the Wabasca field gathering and processing facilities were offset by declines at AltaGas' Central Border operating area and the reduced throughput associated with the disposition of non-core processing assets. Increased well tie-in activity was partially offset by natural production declines and the impact of normal down time for repairs and maintenance on facilities. With the Rainbow Lake gathering and processing facilities acquisition completed at the end of the fourth quarter, the Mica Pouce Coupe acquisition completed in the first quarter of 2004 and certain exploitation opportunities the Corporation is currently pursuing, processed volumes are expected to rise.

In the extraction component, average production was higher for three months ended December 31, 2003 compared to the same period of 2002 due to the start up of the Joffre ethane extraction plant in December 2002 as well as increased volumes resulting from modifications made at the Empress EnCana extraction facility to increase ethane production capability.

Transmission volumes increased during the three months ended December 31, 2003 compared to three months ended December 31, 2002 primarily due to the acquisition of the Suffield transmission pipelines in December 2002 which increased AltaGas' transmission capacity by 400 Mmcf/d.

Revenue in the Energy Services segment increased 14 percent in the fourth quarter of 2003 when compared to the same period of 2002. The increases were driven by higher natural gas prices received in the gas services component and higher power prices received in the power services component in combination with the higher power sales volumes associated with the Genesee energy contract.

Energy Services segment net revenue was down $1.4 million in the fourth quarter of 2003 compared to the same quarter of 2002 due to lower produced volumes in the oil and gas production component due to declines, and lower marketed volumes in the gas services component based on lower contracted volumes. Power services net revenue for the fourth quarter of 2003 is $0.1 million higher than fourth quarter 2002. The impact of increased volumes from Genesee power sales were offset by higher transmission and interconnection charges related to the Sundance B PPA as well as Alberta Electrical Services Administrator Rate Rider C charges in fourth quarter 2003 instead of Rate Rider C credits as in fourth quarter 2002.

Higher natural gas prices in 2003 resulted in revenue increases in 2003 compared to 2002 in the Natural Gas Distribution segment. Net revenue for the fourth quarter of 2003 increased compared to the same period of 2002 due to an increase in the number of customers and increases in the cost of service. These increases were partially offset by warmer weather in 2003. AUI generates the majority of Natural Gas Distribution net revenue. AUI's net revenue is unaffected by changes in the cost of gas as the actual cost is permitted, subject to approval by the Alberta Energy and Utilities Board, to be passed through to the distribution customers. Heritage Gas delivered its first gas to customers in late December 2003 with only a very small contribution to earnings in the quarter.

Favorable operating results from all segments were partially offset by increased interest costs in the fourth quarter of 2003 versus the same quarter in the prior year and by increased income taxes due to higher income associated with AltaGas' growth and to the impact of regulatory changes related to the Large Corporations Tax.

AltaGas' interest expense for the year ended December 31, 2003 increased 22 percent from the same period in 2002. The increase in interest expense in 2003 is primarily due to higher average debt balances during the year. The higher debt levels were primarily attributable to the debt of $118.1 million incurred to fund the Wabasca field gathering and processing facilities and Suffield transmission pipelines acquisitions on December 19, 2002, offset by debt repayments from operating cash flows over the year.

Federal income tax legislation changes announced in June 2003 phase out Large Corporations Tax (LCT) by 2007. In the past, AltaGas has credited Large Corporations Tax payable against the federal surtax amounts otherwise payable. In assessing anticipated future income levels and timing of reversal of temporary differences going forward, an increase in AltaGas future income tax liability was required and a charge to future income tax expense was made in the fourth quarter of 2003. The impact of the change amounted to a charge to net income in the quarter of $1.2 million or $0.03 per share.

AltaGas paid a quarterly dividend of $0.11 per fully paid common share and participating share in the capital stock of the Corporation on December 31, 2003. Dividends of $0.38 per share were paid during the year ended December 31, 2003 compared to dividends of $0.28 per share paid during the year ended December 31, 2002. This increase in dividends is reflective of the strength and sustainability of AltaGas' earnings.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS[1]

($ millions, except per share amounts)	Q4 03	Q3 03	Q2 03	Q1 03	Q4 02[2]	Q3 02	Q2 02	Q1 02[3]
Net revenue	61.0	53.3	51.2	54.4	48.8	41.4	38.9	40.8
Net income	12.0	9.3	6.8	10.2	11.2	5.7	4.9	7.6
Earnings per share								
Basic	$ 0.26	$ 0.20	$ 0.15	$ 0.23	$ 0.25	$ 0.13	$ 0.12	$ 0.20
Diluted	$ 0.26	$ 0.20	$ 0.15	$ 0.22	$ 0.25	$ 0.13	$ 0.12	$ 0.20
Dividends per share	$ 0.11	$ 0.11	$ 0.08	$ 0.08	$ 0.08	$ 0.08	$ 0.06	$ 0.06

(1) *Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations*

(2) *Includes a pre-tax loss of $1.4 million*

(3) *Includes a pre-tax net gain of $2.4 million from the sale of investments*

Identifiable trends in AltaGas' business across the past eight quarters reflect the Corporation's growth, a favorable business environment, and seasonality in the business. The first and last quarters each year are AltaGas' most profitable on the basis of the contribution from the Natural Gas Distribution segment which, as a distributor of natural gas for heating purposes, reports higher earnings in colder periods than in warmer periods.

First quarter of 2002 results were driven by increases in volumes processed at gathering and processing facilities, higher average processing fees, the addition of power sales to the Corporation's portfolio and by an increased customer base in the Natural Gas Distribution segment. Offsetting these increases were weaker gas prices and margins which affected the performance of gas services and oil and gas production components of the business. AltaGas also reported a $2.4 million before tax gain on the sale of investments in the first quarter of 2002. The Corporation, as a 50 percent owner, invested in the construction of the Joffre ethane extraction facility throughout 2002, and participated in modifications to the Empress EnCana extraction facility in which the Corporation has a ten percent joint venture interest. The modifications at the Empress facility were completed in third quarter 2003 increasing ethane recovery capability by 1,200 Bbls/d.

Second quarter 2002 net income was lower in comparison to the first quarter of 2002 due to the expected reduced contribution from the Natural Gas Distribution segment, however compared to prior years, AltaGas' strong record of increases in net income and earnings per share continued based on power sales combined with favorable results from higher average processing fees received in the Gathering and Processing segment. The Corporation also closed a public offering of 6,325,000 common shares raising net proceeds of $56.6 million which were applied to debt, reducing the Corporation's debt to total capitalization ratio to 49 percent at the close of the quarter.

In the third quarter of 2002 AltaGas' approach to managing fluctuations in the price of power by locking in margins through forward sales improved financial results. Increased extraction production driven by stronger business fundamentals allowing the Corporation to utilize more of its available extraction capacity also had a positive impact on results. The Gathering and Processing segment continued to maintain throughput at levels processed in prior periods even though producer activity slowed generally due to continued uncertainty over the strength of near term oil and gas prices. The Board of Directors increased the Corporation's quarterly dividend to $0.08 per share from the $0.06 paid for the previous four quarters.

The fourth quarter ended December 31, 2002 was the strongest quarter experienced to that date for the Corporation. The quarter compared favorably to the prior years on the basis of the addition of power sales and due to a higher seasonal contribution from the Natural Gas Distribution segment. The Suffield pipelines and Wabasca field gathering and processing facilities were acquired and construction of the Joffre ethane extraction plant was commissioned late in the quarter.

In the first quarter of 2003 net income of $10.2 million set a new first quarter high for the Corporation. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of the stronger performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity as a record 85 wells were tied-in during the first quarter. The Joffre ethane extraction plant provided volume increases in the extraction component and the transmission component volumes were up from the Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs due to changes in process at the Transmission Authority, partially offset the gains made in the other segments. AltaGas commenced selling power on April 1, 2003 from the Genesee energy contract which provides for 100 MW of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter of 2002, a result of stronger contributions from the transmission, power and extraction components. Increases in the transmission component related to the Suffield pipelines acquisition at the end of 2002. In the power component, increases in net revenue were driven by higher average prices received on power sales and by the increased volumes sold related to the Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in second quarter 2003 when compared to the same quarter the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power, extraction and transmission were again the key contributors to a 63 percent increase in net income in third quarter 2003 when compared to the third quarter of 2002, the business drivers being the same as for the increases in each of the previous two quarters of 2003 compared to the prior periods.

In the third quarter of 2003 the Corporation paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings. Late in the quarter modifications were completed to the Empress EnCana extraction facility, increasing AltaGas' net production capability by an estimated 1,400 Bbls/d.

Fourth quarter 2003 results are discussed in detail in an earlier section of this Management's Discussion and Analysis.

RECEIVED
2005 MAR 10 P 3:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ONTARIO
FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

(12)

Reporting Issuer Name: AltaGas Services Inc.

Participation Fee for the Financial Year Ending used in calculating the participation fee: December 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		36,716,844	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	12.02	
Market value of class or series	=	441,336,465	441,336,465 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			n/a (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			104,525,000 (B)
(Repeat for each class or series of corporate debt or preferred shares)			n/a (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares)	**(A) + (B) =**		545,861,465
Total fee payable in accordance with Appendix A of the Rule			**35,000**
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			

AltaGas NEWS RELEASE

(13)

RECEIVED 2005 ... 10 P 3:10

ALTAGAS TO ACQUIRE ETHANE EXTRACTION PLANT FROM BP CANADA FOR APPROXIMATELY $46 MILLION

Calgary, Alberta (March 18, 2004) -- AltaGas Services Inc. ("AltaGas") announced today that it has entered into a purchase and sale agreement with BP Canada Energy Resources Company ("BP") to acquire BP's 48 2/3 percent interest in the Edmonton Ethane Extraction Plant (EEEP) located at Edmonton, Alberta for approximately $46 million.

The plant has a licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids (NGLs) production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. EEEP straddles the ATCO Pipelines Ltd. system which transports natural gas into the City of Edmonton and the Ft. Saskatchewan area. EEEP is directly connected to the Alberta Ethane Gathering System, and to BP's Co-Ed NGL pipeline, providing safe and reliable outlets for the plant's products. The acquisition is expected to close in the second quarter of 2004, subject to license transfer, customary closing conditions, third party and regulatory approvals.

AltaGas' share of plant products including ethane and propane-plus will be sold under long term contracts. A long term gas supply contract provides a secure feedstock supply to EEEP.

David Cornhill, Chairman and Chief Executive Officer said, "EEEP is one of the most efficient straddle plants in Alberta and is expected to be an exciting addition to our extraction assets." Mr Cornhill added, "Since our first investment in an extraction facility at Empress, Alberta in 1994, ethane and NGLs extraction has been an important part of AltaGas' midstream asset portfolio. The addition of EEEP will nearly double our extraction processing capability, bringing total net inlet extraction capacity to 517 Mmcf/d."

AltaGas moves energy from its source to the end user, adding value through the process. The Company has over $900 million of assets and a market capitalization of over $900 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Company provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' common shares are listed on the Toronto Stock Exchange under the symbol ALA. The Company is included in the S&P/TSX Composite Index, S&P/TSX Smallcap Index and the S&P/TSX Capped Energy Index.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

14

ALTAGAS SERVICES INC.

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2003

Dated: March 18, 2004

AltaGas

TABLE OF CONTENTS

ABBREVIATIONS AND CONVERSIONS

The following abbreviations shall have the respective meanings set out below when used in this Annual Information Form:

"Bbls" means stock tank barrels of NGLs, with NGLs volumes expressed in standard 42 US gallon barrels or 34.972 Imperial gallon barrels; **"MBbls"** means 1,000 Bbls; **"Bbls/d"** means Bbls per day.

"Bcf" means 1,000,000 Mcf of natural gas; **"Bcf/d"** means 1,000,000 Mcf of natural gas per day.

"BTU" means one British thermal unit; **"MMBTU"** means 1,000,000 BTU.

"GJ" means gigajoule or one billion (1,000,000,000) joules.

"Km" means kilometres.

"M" or **"m"** means thousands.

"M^3" means cubic metre.

"Mcf" means 1,000 cubic feet of natural gas measured at a pressure of 14.65 pounds per square inch and temperature of 60 degrees Fahrenheit and deemed to have a gross heating value of 1,000,000 BTU; **"Mmcf"** means 1,000 Mcf; **"Mcf/d"** means Mcf per day; **"Mmcf/d"** means 1,000 Mcf per day.

"MM" or **"Mm"** means millions.

"MW" means megawatt. One MW is 1,000,000 watts; **"MWh"** means megawatt hour or 1,000,000 watt hours. The watt is the basic electrical unit of power. The watt hour is equal to one watt of power flowing steadily for one hour.

"NGLs" means natural gas liquids which includes primarily propane, butane and pentanes plus.

"Tcf" means 1,000,000,000 Mcf.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	Bbls	6.290
tonnes	long tons	0.984
feet	metres	0.305

To Convert From	To	Multiply By
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoule	mmcf	0.9482

FORWARD LOOKING INFORMATION

Certain information contained in this Annual Information Form, and in certain documents incorporated by reference herein, constitute forward-looking information and relates to, among other things, anticipated financial performance, business prospects, strategies, new services, market forces, commitments and technological developments. Forward-looking information typically contains statements with words such as "anticipate", "believe", "continue", "estimate", "expect", "may", "plan", "project", "should", "target" and similar words or expressions suggesting future outcomes are intended to identify forward looking statements. The forward-looking information is subject to various risks, uncertainties and assumptions pertaining to, among other things, availability and price of energy commodities; the regulatory environment; competitive factors in the natural gas and power industries; weather; economic conditions and the ability to obtain financing. If one or more of these risks or uncertainties materialize or if the underlying assumptions prove incorrect the Corporation's actual results may differ materially from the anticipated results or other expectations expressed. AltaGas undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

Name and Incorporation

AltaGas Services Inc. ("AltaGas" or the "Corporation" or the "Company") was incorporated on August 30, 1993 under the *Canada Business Corporations Act* ("CBCA") as 2950341 Canada Ltd. The Corporation commenced operations on April 1, 1994. The Corporation's Articles were amended on April 5, 1994 pursuant to Articles of Amendment to remove the private company provisions and to change its name to AltaGas Services Inc. The Corporation's Articles were further amended on May 17, 1999 pursuant to Articles of Amendment to authorize the creation of participating shares.

AltaGas' common shares are listed on the Toronto Stock Exchange under the trading symbol "ALA".

The Corporation's fiscal year end is December 31 and references in this document to particular years mean the Corporation's fiscal years unless otherwise indicated.

AltaGas leases its head office and principal office space in Calgary, Alberta. AltaGas Utilities Inc. ("AltaGas Utilities") owns its Leduc, Alberta head office and local offices in major operating areas.

The head, principal and registered office of the Corporation is located at 1700, 355 - 4th Ave. SW Calgary, Alberta, T2P 0J1. The Corporation's communication addresses are: telephone (403) 691-7575; fax (403) 691-7576. The Corporation's website is located at www.altagas.ca but the Corporation's website is not incorporated by reference into this Annual Information Form.

INTERCORPORATE RELATIONSHIPS

AltaGas' corporate structure and its direct and indirect subsidiaries are shown in the following chart. Excluded from the chart are certain of AltaGas' subsidiaries whose total assets individually do not constitute more than 10 percent of the consolidated assets of AltaGas at December 31, 2003 and whose total revenues individually do not exceed 10 percent of AltaGas' consolidated revenues for the year ended December 31, 2003. These excluded subsidiaries, in the aggregate, represent less than 20 percent of the consolidated assets of AltaGas as at December 31, 2003, and less than 20 percent of the consolidated revenues of AltaGas for the year ended December 31, 2003.

AltaGas is an operating company which generated approximately 62 percent of the Company's consolidated revenues, and 25 percent of the Company's consolidated net revenues for the year ended December 31, 2003 and held approximately 73 percent of the Company's consolidated assets at December 31, 2003. AltaGas Utilities is an operating company which generated approximately 18 percent of AltaGas' consolidated revenues, and 14 percent of AltaGas' consolidated net revenues for the year ended December 31, 2003 and held approximately five percent of AltaGas' consolidated assets at December 31, 2003.


AltaGas Services Inc.
AltaGas (Sask.) Inc.
AltaGas Marketing Inc.
AltaGas Utility Holdings Inc.
AltaGas Transmission Ltd.
AltaGas Utilities Inc.
AltaGas Energy Processors Inc.
AltaGas Liquids Inc.
ASTC Power Partnership (50%) (2)
AltaGas Suffield Pipeline Inc.

Notes:

(1) All companies and partnerships shown are owned 100 percent, directly or indirectly, by AltaGas Services Inc. except as noted.
(2) 50 percent of the partnership interest in ASTC Power Partnership is held by TransCanada Energy Ltd.

AltaGas Marketing Inc., AltaGas (Sask.) Inc., AltaGas Utility Holdings Inc., AltaGas Utilities Inc., AltaGas Transmission Ltd., AltaGas Liquids Inc. and AltaGas Suffield Pipeline Inc. are corporations incorporated or continued under the CBCA. AltaGas Energy Processors Inc. is a corporation incorporated under the *Business Corporations Act* (Alberta) ("ABCA"). The ASTC Power Partnership is a general partnership formed pursuant to the provisions of the *Partnership Act* (Alberta).

AltaGas Energy Processors Inc. owns three natural gas field gathering and processing facilities in central Alberta. The total capacity of the three facilities, which are operated by AltaGas, is 33 Mmcf/d.

AltaGas Liquids Inc. owns the assets associated with the ten percent interest in the Empress EnCana extraction facility, and the approximate seven percent interest in the Empress ATCO extraction facility.

AltaGas Marketing Inc. holds an assortment of natural gas facility assets in Alberta and the one-third interest in the gathering, processing and transportation facilities associated with the Ikhil Gas Project joint venture (reserves, gathering, processing, sales line) in the Northwest Territories.

AltaGas (Sask.) Inc. holds the gathering and processing assets in Saskatchewan.

AltaGas Services Inc. holds the majority of AltaGas' field gathering and processing facilities, the 50 percent interest in the Joffre extraction facility and conducts the bulk of AltaGas' power and gas services business.

AltaGas Suffield Pipeline Inc. owns two natural gas transmission pipelines in south eastern Alberta.

AltaGas Transmission Ltd. owns certain transmission pipelines in Alberta, British Columbia and Saskatchewan.

AltaGas Utility Holdings Inc. holds the corporation that holds the assets associated with natural gas distribution.

AltaGas Utilities Inc. is a natural gas distribution company and public utility, which provides distribution services to approximately 90 communities in Alberta.

ASTC Power Partnership is a general partnership in which AltaGas has a 50 percent partnership interest and which holds the Sundance B power purchase arrangement (the "Sundance B PPA").

MAP OF ALTAGAS OPERATIONAL AREAS


NOVA SCOTIA
Heritage Gas
Halifax
Beaufort Sea
Tuktoyaktuk
IKHIL
Reindeer Depot
YUKON TERRITORY
INUVIK
NORTHWEST TERRITORIES
Fort McPherson
RAINBOW
KAHNTAH PIPELINE
ALBERTA
SASKATCHEWAN
WABASCA/ HOOLE NORTH/ HOOLE SOUTH
POUCE COUPE
THORNBURY
MARTEN CREEK
WINEFRED
ROCK ISLAND
PRAIRIE RIVER
MITSUE
ANTE CREEK
CRAIGEND/ MCGUFFIN/ BEAVER LAKE
ALTAGAS COLD LAKE PIPELINE
WINDFALL
DORIS
VEGA
BIRCH WAVY
COLD LAKE
THUNDER
MANOLA
SUMMERDALE PIPELINE
FORT PITT
SUNDANCE B
COLD LAKE PIPELINE
Edmonton
Leduc
KITTO LAKE
BIRCH WAVY
LLOYDMINSTER
GENESEE
ALDER FLATS
BATTLE LAKE PIPELINE
BONNIE GLEN
SYLVAN LAKE
JOFFRE
SEDGEWICK
MIKWAN
CENTRAL BORDER
Calgary
NAMAKA
NORTH SUFFIELD
EMPRESS (EGLJV)
EMPRESS (ENCANA)
BANTRY
VULCAN
PORCUPINE HILLS PIPELINE
SOUTH SUFFIELD
SOUTH FOOTHILLS
COUTTS PIPELINE
Gathering and Processing
Field gathering and processing facilities area
Transmission pipeline
Extraction plant
Fractionation plant
Energy Services
Power Services (PPA plant location)
Services (office location)
Natural Gas Distribution
Natural Gas Distribution
As at February 9, 2004

GENERAL DEVELOPMENT OF THE CORPORATION'S BUSINESS

Overview - The Midstream Industry

AltaGas, one of Canada's first midstream companies, is defining Canada's midstream business. A participant in the midstream natural gas business since its inception in 1994, AltaGas moved into the diversified energy services business with the acquisition of the Sundance B power purchase arrangement in December 2001. AltaGas moves, processes and uses energy to create value. AltaGas:

- physically gathers, processes, extracts and transports natural gas,
- contractually markets and transports natural gas and electrical power,
- converts energy across and along the energy value chain to create higher value-added products, and
- consumes natural gas and electrical power to operate its facilities.

AltaGas is an energy infrastructure based company. The Company expects to continue to develop its asset base by seeking opportunities for expansion and acquisition in the natural gas, NGLs and power businesses in Canada and the northern United States.

From inception, AltaGas' objective has been to build a portfolio of energy assets that are capable of generating long term, stable cash flow. To provide this stability, AltaGas focuses on assets that are diversified in terms of their revenue source, contractual terms, exposure to industry cycles and geographic location. Today the Company's mix of assets provides AltaGas with a combination of regulated cost of service, guaranteed income and fee for service revenue. These revenue streams are relatively predictable, with minimal or managed exposure to commodity prices and have a cash flow horizon extending out as far as 30 years. Going forward, while investing in a larger asset base, the Company intends to grow each of its business components to ensure concentrations of risk are minimized.

Cash Flow Horizon at December 31, 2003



Net Book Value (%)
100
90
80
70
60
50
40
30
20
10
0
Field Gathering and Processing
Note: Gas services contracts generally have one year terms with the option to renew or extend
Power Services
Extraction
Transmission
Natural Gas Distribution
1 4 7 10 13 16 20 22 25 28 30
Years

Asset Growth



Capital Investment ($ MM)
1000
900
800
700
600
500
400
300
200
100
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Energy Services
Natural Gas Distribution
Transmission
Field Gathering and Processing
Extraction

Strategy

AltaGas uses its midstream assets and services to move energy from its source to the end-user. AltaGas adds shareholder value by increasing the operating efficiency and utilization of its assets and linking the components of its midstream energy business.

Energy Value Chain Integration

Value chain integration is the partial or full integration of the natural gas, electric power and petroleum market and industries, at several points along the energy value chain. The natural gas and electricity industries have become interdependent as a result of events such as natural gas and electrical deregulation, the continuing development of natural gas as the fuel of choice for new power generation, and ongoing fluctuations in energy pricing.

With both natural gas and power assets, AltaGas can capture value more effectively and efficiently. With control of the physical assets the Corporation has better leverage of the assets, the energy relationships, and the arbitrage opportunities that exist across these commodities.

Midstream Energy Value Chain


Power
Gas
Energy Services
Gathering &
Processing
Natural Gas
Distribution
Wellhead
End-user

Reporting Segments

AltaGas conducts its business and reports consolidated financial and operating results on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

- Gathering and Processing includes natural gas field gathering and processing; transmission pipelines; ethane and NGL extraction.

- Energy Services includes power services, natural gas services and oil and natural gas production.

- Natural Gas Distribution consists of the distribution of natural gas and is conducted through AltaGas Utilities, AltaGas' one-third interest in Inuvik Gas Ltd. ("Inuvik Gas") and a 24.9 percent interest in Heritage Gas Limited ("Heritage Gas"). AltaGas Utilities operates as a provincially regulated natural gas distribution utility in its areas of service in the Province of Alberta. Inuvik Gas distributes natural gas to the Town of Inuvik in the Northwest Territories and Heritage Gas has the distribution franchise to deliver natural gas to six counties in Nova Scotia.

AltaGas' assets and services are described below.

	**Gathering**	Gathering systems or gathering lines move natural gas from producing wells to processing facilities.
	**Processing**	Processing facilities remove certain hydrocarbon components and impurities from natural gas in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation.
	**Transmission**	Transmission pipelines provide natural gas and condensate transportation services to distribution systems, end-users or other downstream pipelines.
	**Extraction**	Extraction plants reprocess natural gas from field plants to extract and recover additional ethane and other NGLs such as propane and butane.
	**Natural Gas Distribution**	Distribution companies deliver natural gas to end-users for heating and other purposes.
	**Gas Services**	AltaGas' focus is to efficiently manage and, whenever possible, to market natural gas processed through its field gathering and processing, transmission and extraction facilities. AltaGas also markets gas for a supply pool of producers, and purchases natural gas for AltaGas Utilities and a select group of industrial users.
	**Power Services**	AltaGas supplies 453 MW of wholesale electrical power from ownership of the Sundance B PPA and the Genesee energy contract.

Historical Development to Date

The general development of AltaGas' business and the significant events or conditions which have had an influence on that development are summarized below.

AltaGas commenced operations on April 1, 1994 with a team of 20 people with experience in the natural gas industry. The founding vision was to grow a major Canadian natural gas midstream company combining a portfolio of natural gas-related services with long-life assets to grow net income. The concept of a distinct, full-service midstream business was unique in Canada at the time. AltaGas commenced operations with two major contracts to provide transportation, regulatory and gas management services. The revenue generated from these contracts during 1994 and 1995, together with private placement equity financings, provided the funds for AltaGas to establish its midstream asset base and make the transition from a consulting services company to a midstream operating company.

The nature of AltaGas' participation in the midstream industry has evolved from holding primarily service contracts and non-operated return on investment-based assets to include investments in fully-operated natural gas facility assets of which the Corporation owns 100 percent or in which it has a controlling interest. In AltaGas' 10 year history in the Canadian midstream industry the Company has, with a rational assessment of acquisition opportunities, acquired or constructed over $954 million in midstream infrastructure based assets.

Developments - Gathering and Processing

In late 2001, AltaGas entered into a fifty-fifty joint venture with Taylor NGL Limited Partnership ("Taylor") to construct the Joffre ethane extraction plant. The plant, which was commissioned in late December 2002 has an inlet capacity of approximately 125 Mmcf/d (net) and is capable of producing 10,400 Bbl/d (5,200 Bbls/d net) of ethane and NGLs. AltaGas' net share of construction costs was $24.8 million.

On December 19, 2002 AltaGas acquired 100 percent of the shares of the EnCana Suffield Gas Pipeline Inc. (now AltaGas Suffield Pipeline Inc.) which holds an interest in two natural gas pipelines at Suffield, Alberta ("Suffield System") and also acquired seven natural gas gathering and processing systems in northeastern Alberta ("Wabasca System"). The total acquisition costs for the Suffield System and the Wabasca System, which were acquired from subsidiaries of EnCana Corporation ("EnCana"), was approximately $118.1 million. EnCana has entered into long term transmission and gathering and processing agreements with AltaGas in respect of the Suffield System and the Wabasca System.

On December 18, 2003 AltaGas announced its intention to acquire interests in two natural gas processing systems, Rainbow Lake and Mica Pouce Coupe, for approximately $17.0 million. The Rainbow Lake gathering and processing system acquisition, which closed on December 22, 2003 included a 100 percent interest in a 40 Mmcf/d sour natural gas processing facility and 130 kms of gathering lines located near the town of Rainbow Lake in northwestern Alberta. The Pouce Coupe gathering and processing system acquisition, which closed on January 30, 2004 included a 40.78 percent interest in a sweet gas processing facility with gross capacity of 43 Mmcf/d and 68 kms of gathering lines located along the Alberta/BC border.

Developments - Natural Gas Distribution

AltaGas entered the natural gas distribution business on June 30, 1998 with its acquisition of AltaGas Utilities, then called Centra Gas Alberta Inc. Natural gas distribution companies provide natural gas to residential, farm, commercial and industrial users for heating and other purposes. In 1999, AltaGas expanded its natural gas distribution business with a one-third interest in Inuvik Gas, the distribution arm of the Ikhil Gas Project.

On August 16, 2002 Heritage Gas, a Nova Scotia company owned by AltaGas (24.9 percent), SaskEnergy International Inc., a subsidiary of SaskEnergy Inc. (50.1 percent), and Scotia Investments Limited, a private investment holding company (25.0 percent), filed an application for the right to distribute natural gas to certain counties in Nova Scotia. On February 7, 2003 a decision was rendered by the Nova Scotia Utility and Review Board granting Heritage Gas a full regulation class franchise for a period of 25 years. Heritage Gas accepted the distribution franchise on June 3, 2003 and activated the initial portion of its natural gas distribution system on December 20, 2003.

Developments - Energy Services

AltaGas entered the power business in December 2001 with the purchase of a 50 percent interest in the Sundance B PPA. The Sundance B PPA provides for the purchase of power output from two units of the Sundance B power plant ("Sundance B plant"). The Corporation's 50 percent interest in the Sundance B PPA provides AltaGas with the rights to manage approximately 353 MW of power generation capacity from the Sundance B plant until December 31, 2020 (see "Power Services"). The acquisition of the Sundance B PPA was consistent with the Company's proven strategy of diversifying its energy management portfolio through prudent acquisitions. Operationally, AltaGas manages its power in much the same way as its natural gas business is managed. Strategically, power added another long term cash flow stream to AltaGas' energy portfolio.

On March 18, 2003 AltaGas announced that it was a successful bidder for 100 MW of power capacity in the Alberta government's third phase of the MAP II ("Market Achievement Plan") auction. Accordingly, the Company entered into an energy contract ("Genesee Energy Contract") with the Balancing Pool Administrator ("BPA") for the right to 100 MW of power capacity at the EPCOR Generation Inc. operated Genesee power plant ("Genesee plant") located southwest of Edmonton, Alberta for a three year term commencing April 1, 2003. The 100 MW of power capacity is a portion of the capacity at the Genesee plant to which the BPA has rights pursuant to a power purchase arrangement.

Developments - Corporate

On January 11, 2001 the Corporation declared its first quarterly cash dividend per fully paid common share and participating share in the capital stock of the Company, which was paid on March 31, 2001. On August 13, 2003 the Board of Directors increased the company's dividend to $0.11 per share from $0.08 per share paid for the previous four quarters.

On April 23, 2003 the Company acquired 1,872,735 or 19.2 percent of the outstanding limited partnership units of Taylor for $9.4 million. On October 17, 2003 AltaGas purchased under a public offering by Taylor an additional 1,592,250 limited partnership units for approximately $8.7 million. The purchase maintained AltaGas' 19.2 percent ownership of Taylor. AltaGas and Taylor each own a 50 percent interest in the Joffre ethane extraction plant.

On February 18, 2004 AltaGas announced that a Special Committee of Independent Directors was undertaking a review of whether to reorganize the business of AltaGas into an income trust. On March 10, 2004 AltaGas announced that its Board of Directors had approved a proposal to reorganize the business of AltaGas into an income trust to be called the AltaGas Income Trust (the "Trust"). The reorganization will be accomplished by way of a plan of arrangement under the *Canada Business Corporations Act* (the "Plan of Arrangement"). The Plan of Arrangement will be subject to the approval of the holders of AltaGas' Common Shares, Participating Shares and Options, voting at a special meeting to be held on April 29, 2004. In addition to securityholder approval, the Plan of Arrangement will be subject to receipt of regulatory and court approvals. The proposed reorganization is the foundation of a plan to enhance securityholder value and for continued prudent growth. Cash flow generated by the business of AltaGas will be distributed to AltaGas securityholders as the holders of the units ("Units") of the Trust. The Trust will retain sufficient cash flow to fund maintenance capital and capital committed in the Natural Gas Distribution segment. The current business and operations of AltaGas will be unaffected by the proposed reorganization.

Opportunities

AltaGas is continually evaluating growth opportunities along the midstream energy value chain. Only opportunities that offer AltaGas a competitive advantage, acceptable financial returns and future growth potential will be pursued. In the last two years AltaGas has captured several opportunities to expand its midstream business and has added $217.6 million in net additions to capital assets.

Net Additions to Capital Assets ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
(Year ended December 31)				
2002	$ 159.8	$ 1.5	$ 3.7	$ 165.0
2003	$ 33.3	$ 2.5	$ 16.8	$ 52.6
Total segment capital assets at December 31, 2003	$ 614.4	$ 165.8	$ 139.1	$ 919.3

Opportunities - Gathering and Processing

Management of the Company believes that significant drilling activity will continue in the Western Canadian Sedimentary Basin. In the field gathering and processing component with its extensive network of approximately 6,000 kilometers of gathering lines, substantial processing capacity, expansion potential and access to downstream transportation pipelines, which offer customers diverse marketing opportunities, AltaGas is well positioned to take advantage of existing and future gathering and processing needs.

Existing field gathering and processing areas are generally surrounded by adjoining or overlapping gathering and processing systems. As AltaGas has grown, opportunities to expand by tying in new wells and purchasing adjoining facilities and systems have increased. New area development comes in large part from AltaGas' existing and expanding customer base and active drilling programs by producers. At present, most gathering and processing infrastructure in western Canada is still owned by oil and gas producers. AltaGas believes that its operational skills and market coverage make it an excellent business partner for many exploration and production companies. In an environment where capital will always be carefully rationed, AltaGas provides an attractive option for those asset owners who wish to channel capital to exploration and production purposes.

Transmission pipeline opportunities arise when AltaGas is able to capture additional market share through the construction or acquisition of transmission pipelines, often combined with natural gas marketing and transportation brokerage services. In previously unserved areas, AltaGas works with customers to create mutually beneficial transmission solutions.

Extraction opportunities may result from modifications to increase product recoveries at a plant in which AltaGas already has an ownership interest, the acquisition of an interest in an existing extraction plant or new facilities construction. Extraction plant opportunities typically reflect a low-risk, long term, cost of service ethane processing arrangement contracted with an Alberta ethylene producer, low-risk, long term NGLs fixed processing fee arrangements or short term sales of NGLs based on an Edmonton or U.S. index to provide upside potential when NGLs prices are strong.

Opportunities - Energy Services

AltaGas enhances the overall value of its power business by supplying internal electrical demand requirements and by reducing its exposure to floating power prices. To reduce exposure to power prices AltaGas uses a balanced portfolio of contracts to lock in margins on a substantial portion of its power at prices that ensure a consistent operating margin and a reasonable return on invested capital. AltaGas will continue to invest in the power industry if the opportunities meet the Company's investment guidelines and strategies. AltaGas is assessing asset acquisition and development and transmission opportunities and the viability of distributed power generation projects at its field gathering and processing sites.

Gas services opportunities are linked to growth in AltaGas' field gathering and processing component and to clients with natural gas supply unassociated with AltaGas facilities. The recent exit of many United States mega marketers provided opportunities for gas services to expand its customer base.

Opportunities - Natural Gas Distribution

The Natural Gas Distribution segment includes AltaGas Utilities, AltaGas' one-third interest in Inuvik Gas and AltaGas' 24.9 percent interest in Heritage Gas.

AltaGas Utilities' primary function and responsibility as a reliable public utility is to maintain high operating standards to ensure a dependable, secure natural gas supply for its customers. AltaGas Utilities is focussed on growing its business in conjunction with the growth of the Alberta communities that it serves, through expansion into new subdivisions and servicing of commercial developments. Future opportunities are expected to come from increases in the number of customers in existing franchise areas and new franchise additions. AltaGas Utilities is well positioned in the northeastern Alberta oil sands corridor to potentially capture increased volumes by virtue of its extensive small delivery systems. AltaGas Utilities has experience in providing service to First Nations and Métis settlements and is exploring opportunities, over the longer term, to expand services to several other such communities.

Inuvik Gas is the distribution arm of the Ikhil Gas Project, the first Canadian commercial natural gas development project north of the Arctic Circle. This project distributes natural gas to the Northwest Territories Power Corporation and the Town of Inuvik and is viewed by AltaGas as an important first step in establishing a presence leading to future natural gas projects in the North. The definition phase of the project to connect Mackenzie Delta natural gas to the North American pipeline grid is progressing. AltaGas has not concluded any other projects in the North to date but continues to assess opportunities and is confident that, once an application to construct a pipeline and all ancillary facilities is filed, AltaGas will be in a better position to consider complementary projects.

Heritage Gas has the franchise to distribute natural gas in the Province of Nova Scotia to all or part of six counties including the Halifax Regional Municipality. Heritage Gas provides AltaGas with the rare opportunity to apply its knowledge and experience in building a greenfield utility. It expands AltaGas' geographic footprint beyond western Canada while complementing AltaGas' strategy to invest in infrastructure-based assets that provide long term cash flows.

NARRATIVE DESCRIPTION OF THE CORPORATION'S BUSINESS

AltaGas has successfully grown its net revenue from $6.0 million in 1995, the Company's first full year of operation to $219.9 million for the twelve month period ended December 31, 2003 representing a compound annual growth rate of 49 percent over this period

2003 Net Revenue by Component


Oil and gas production
3%
Gas services
0%
Natural gas distribution
14%
Other
2%
Extraction
5%
Transmission
12%
Field gathering and
processing
46%
Power services
18%

Note: Net revenue is gross revenue less the costs and the purchase of natural gas for resale, and costs to purchase power under power purchased based arrangements. Excludes intersegment eliminations.

GATHERING AND PROCESSING

The Gathering and Processing segment includes three inter-related components: (i) field gathering and processing facilities; (ii) extraction plants; and (iii) transmission pipelines. AltaGas' Gathering and Processing segment contributed net revenues of $140.2 million for the year ended December 31, 2003 which was approximately 63.8 percent of the Corporation's total net revenues before intersegment eliminations.

In the field gathering and processing component AltaGas has interests in 67 gathering and processing facilities in 29 operating areas located in Western Canada and the Northwest Territories at December 31, 2003. AltaGas operates 65 of these facilities. Aggregate gross processing capacity of the plants is 861 Mmcf/d including 208 Mmcf/d of sour gas capacity. In addition, the Company has approximately 6,000 km of gathering lines delivering sales gas into nine downstream pipeline systems.

AltaGas' extraction assets include interests in three of the 10 NGLs extraction plants in Canada, two at Empress, Alberta and one at Joffre, Alberta. AltaGas also owns the Bantry fractionation facility. AltaGas' net raw gas inlet capacity at these plants is 349 Mmcf/d.

AltaGas' transmission pipelines include the ASI Cold Lake, Battle Lake, Suffield and Summerdale natural gas transmission pipelines in Alberta, the Kahntah natural gas transmission pipeline in British Columbia and the Porcupine Hills condensate pipeline in Alberta.

Field Gathering and Processing

Field Gathering and Processing - Business Strategy

Field gathering and processing facilities are critical to the delivery of natural gas from the wellhead to the end-use market. AltaGas has grown rapidly based on a field gathering and processing facilities acquisition and development strategy unique in the Canadian midstream market. AltaGas' strategy is to:

- Focus on under-utilised assets which offer upside through increased throughput;
- Maintain flexibility by investing in moveable assets that can be easily relocated;
- Create large facility operating complexes by pursuing extensive gathering systems and interconnecting facilities;
- Offer customers diverse marketing opportunities by focusing on assets that have good access to downstream transportation pipelines;
- Control operations and maximize efficiency by acquiring and maintaining large working interests in assets; and
- Minimize overall corporate risk through geographic and customer diversity.

The Company adds value through increasing the utilization of its facilities by:

- Aggressively pursuing new natural gas supplies by working closely with producers in the development of new and existing natural gas fields;
- Offering flexible contractual terms for access to all producers in the areas in which AltaGas operates;
- Enhancing operational efficiencies through consolidation and plant upgrades; and
- Expanding facilities and constructing or acquiring and connecting complementary facilities to create large facility complexes.

AltaGas complements its field gathering and processing assets with infrastructure investments in transmission pipelines, extraction plants and natural gas distribution systems. The Company enhances the value of its capital infrastructure by offering the other services along the midstream value chain.

Field Gathering and Processing - Typical Field Gas Processing Plant


Refrigeration
(Up to 300 PSI)
Processed Natural Gas to Downstream Pipelines
Sweet Gas
Compression
Dehydration
(700 to 1200 PSI)
Sweet Gas
Inlet Separation
(Up to 300 PSI)
Sour Gas
Compression
Sweetening
NGLs (trucked to fractionators)
Acid Gas (for disposal)
Inlet Separation

Raw natural gas produced at the wellhead is a mixture of methane and other hydrocarbon components and impurities, including water vapour, carbon dioxide (CO_2) and hydrogen sulphide (H_2S). Gas that has hydrogen sulphide present in amounts in excess of downstream pipeline specifications is considered "sour gas". All other gas is considered "sweet gas". All natural gas must be processed through a natural gas plant to remove the various hydrocarbon components and impurities before the natural gas is delivered via downstream pipelines for ultimate sale and consumption. The amount and complexity of processing required before the raw gas is of saleable quality is a function of the quantity of the NGLs and other impurities present in the raw gas stream.

The raw natural gas is first gathered from the wellhead through natural gas gathering systems, and then delivered to and processed through a natural gas processing plant. The design of a natural gas plant is determined by the composition of the raw gas that it is intended to process. Natural gas which contains minimal or no amounts of NGLs or other elements will bypass certain processes within a typical natural gas plant configuration.

Raw natural gas entering the natural gas plant is subject to inlet separation where free water and any free NGLs are separated from the natural gas stream. If the natural gas is sour, it is sweetened by the removal of hydrogen sulphide. The natural gas is then usually dehydrated to remove any remaining water. If significant NGLs are still present in the sweet gas they are removed to meet downstream pipeline specifications. NGLs generally have greater value if extracted in liquid form and additional NGLs recovery beyond downstream pipeline specifications may be carried out in order to capture the value of the NGLs. This additional recovery process can be done at field gas plants or at large scale extraction plants (see "Extraction"). AltaGas has NGL extraction capability at 20 of its 67 natural gas field processing plants.

The remaining processed gas exiting the natural gas plant is delivered to the downstream transportation pipeline for eventual distribution to end-use markets. NGLs must be further processed ("fractionated") into their individual components, propane, butane and condensate. The NGLs may be fractionated on site as is the case at AltaGas' Bantry plant, or trucked or pipelined to fractionation facilities.

Field Gathering and Processing - Facilities

AltaGas' field gathering and processing component generates revenues from fees for volumes of natural gas processed at a processing facility or gathered through a gathering system and from natural gas well operations.

AltaGas' target utilization rate is 70 percent for facilities over which the Corporation has operational control. Volume additions at facilities come from new well tie-ins and from reactivations, recompletions and well optimizations performed by producers. The historical utilization rate for all of AltaGas' combined facilities remains lower than the targeted rate due to its ongoing facilities acquisition strategy.

Field Gathering and Processing Facility Capacity and Throughput

	2003	2002	2001
Processing capacity (gross Mmcf/d)(1)(3)	861	842	768
Capacity growth (percent year over year)	2	10	8
Processed throughput (gross Mmcf/d)(2)(3)	523	532	498
Processed throughput (gross annual average Mmcf/d) (3)	520	492	491
Capacity utilization (percent) (1)	61	63	65

Notes:
(1) As at December 31.
(2) Fourth quarter average.
(3) Gross numbers are before the Corporation's working interest.

Drilling activity, particularly shallow gas drilling, was high in the oil and gas sector, with industry estimates of 18,800 to 19,500 wells drilled in the WCSB in 2003. Strong industry drilling activity in many of AltaGas' operating areas resulted in 324 new natural gas wells tied into AltaGas' field gathering and processing facilities in 2003 compared to 188 new wells tied-in during 2002. Volume additions from well tie-ins in combination with throughput from facility acquisitions and expansions offset normal natural gas production declines at AltaGas' combined facilities in 2003. Natural gas gathering and processing gross average throughput for the year ended December 31, 2003 increased to 520 Mmcf/d from 492 Mmcf/d for the year ended December 31, 2002. With expectations of continued strong oil and gas prices, AltaGas anticipates another strong year in the field gathering and processing component in 2004.

Field Gathering and Processing - Significant Operating Areas

AltaGas has historically focussed on smaller, moveable midstream facilities in western Canada with processing capacity of under 50 Mmcf/d, which the Corporation has identified as its niche in the midstream industry and which AltaGas believes has distinguished it from most of its competitors. AltaGas' facilities are often physically linked, creating facility complexes that offer delivery options and revenue continuity in the event that one of the plants in a complex shuts down.

With 67 processing facilities in 29 operating areas, AltaGas field gathering and processing component is not dependent on any one facility or operating area. Field gathering and processing operating margin represented approximately 35.3 percent of AltaGas' consolidated 2003 operating margin. The following chart provides a breakout of field gathering and processing operating margin by significant operating area for the year ended December 31, 2003.


Other
16%
Central Border
16%
Birch Wavy
14%
Wabasca
11%
Bantry
11%
Bonnie Glen
7%
Sylvan Lake
5%
Cold Lake
4%
Alder Flats
4%
Namaka
3%
South Foothills
3%
Ante Creek
3%
Thornbury
3%

The following table provides a summary of AltaGas' most significant field gathering and processing operating areas as at December 31, 2003:

Operating Area	Ownership (Percent) [1]	Facility Type	Facility Count	Gross Capacity (Mmcf/d) [2]	Gross Throughput (Mmcf/d) [2] [3]	Number of Compressors (includes boosters)	Operated or Non-Operated
Western Canada							
Alder Flats	100.0	sweet	1	40	25	5	Operated
Ante Creek	100.0	sweet	1	36	26	6	Operated
Bantry	100.0	sour	1	25	21	8	Operated
Birch Wavy	83.2	sweet	12	101	80	37	Operated / Non-Operated
Bonnie Glen	100.0	sweet	2	41	45	11	Operated
Central Border	100.0	sweet/sour	6	92	55	27	Operated
Cold Lake	81.4	sweet	4	43	37	33	Operated
Namaka	79.0	sweet	2	25	15	4	Operated
Rainbow Lake[4]	100.0	sour	1	40	8	2	Operated
Sylvan Lake	100.0	sweet	1	30	23	8	Operated
South Foothills	68.4	sweet	3	78	41	9	Operated / Non-Operated
Thornbury	100.0	sweet	6	35	16	17	Operated
Wabasca	94.7	sweet/sour	7	75	51	19	Operated
Other	78.6	sweet/sour	18	187	77	46	Operated / Non-Operated
Sub Total			65	848	520	232	
Northwest Territories							
Ikhil [5]	33.3	sweet	1	8	2	-	Operated
Montana, USA							
Coutts	100	sweet	1	5	1	-	Operated
Total			67	861	523	232	

Notes:

(1) Weighted average ownership based on gross capacity.
(2) Gross numbers and not adjusted to AltaGas' working interest.
(3) Represents 2003 fourth quarter average.
(4) Processed throughput includes the Rainbow Lake assets effective November 1, 2003.
(5) AltaGas, Gyrfalcon Holdings Ltd. and Enbridge Inc. (collectively, the "Owners"), each participate as to a one-third interest in all phases of the Ikhil Gas Project to supply natural gas to the Northwest Territories Power Corporation ("NWTPC") and the Town of Inuvik. The Ikhil Gas Project, the first Canadian commercial natural gas development project north of the Arctic Circle, has three components: development and production of reserves, a 50 km pipeline and a processing facility, and a natural gas retail distribution system (see "Natural Gas Distribution"). AltaGas Marketing Inc. is the operator of the entire upstream portion of the Ikhil Gas Project.

Field Gathering and Processing - Customers

AltaGas conducts business with over 300 customers in its 29 operating areas, with no customer representing more than seven percent of consolidated revenues during 2003 or 2002.

Field Gathering and Processing - Contracts

AltaGas gathers and processes natural gas under contracts with natural gas producers. There are approximately 700 active gathering and processing contracts. These contracts are, in general, designed to:

- set the prices for the gathering and processing services offered by AltaGas;
- define the producers' access rights to gathering and processing services;
- where capital investment is required by AltaGas, establish minimum throughput commitments with producers;
- where capital investment is required, use appropriate fee structures to recover invested capital early in the life of the contract; and
- define the terms and conditions under which future production is processed at an AltaGas facility.

The amount of capital which AltaGas commits to a gathering and processing facility, either by acquisition or tie-in, is linked to AltaGas' assessment of production available to be processed at the facility, reserves in the area, the extent of the reserve dedication and the processing fees to be paid by producers for its services. When a facility is acquired, AltaGas conducts an independent review of the natural gas reserves and production in the area surrounding each facility using, among other sources, Alberta Energy Utilities Board production data and reserve estimates and producers' reserve reports for the area. AltaGas also conducts a review of the physical plant and equipment and the operating and maintenance costs for each facility.

Fee Structure

AltaGas, in determining appropriate contractual provisions, including a reasonable payback period on its invested capital, attempts to align its interests with the financial and business objectives of its producer customers.

The vast majority of AltaGas' gathering and processing contracts are volumetric service fee structures, based on a rate per Mcf of throughput. Approximately 70 percent of contracts in place at December 31, 2003 were subject to annual price escalation related to changes in the Alberta Consumer Price Index. This "toll for service" structure (as opposed to the commodity spread-based price structures predominantly used by midstream companies in the U.S.) does not create exposure to commodity price risk as revenues are a function of volumes processed. AltaGas' investment is generally protected by the life of reserves behind the facility since producing wells typically remain connected to a gathering and processing system for their entire productive lives.

AltaGas may seek additional contract support to underpin capital commitments through the addition of one or more of the following provisions:

> **Take or Pay:** Take or pay arrangements are designed to ensure AltaGas recovers its invested capital in a relatively short period of time. This is achieved by producers providing minimum volume or capital recovery commitments to AltaGas. With minimum volume commitments the producer must process a specified volume at a rate per Mcf over a specified period of time or pay any revenue shortfall. With capital recovery commitments the sum of the processing revenues must provide AltaGas with a return on and of capital within a specified period or the producer pays the shortfall.
>
> **Capital and Operating Cost Recovery:** The producer pays two distinct fees to AltaGas, one to provide a return of and on capital and the other to cover AltaGas' operating costs.

Area of Mutual Interest: These contract terms ensure any production brought on stream in a specified area must flow to an AltaGas facility. When AltaGas acquires or expands a new or existing facility, it generally secures projected future natural gas throughput by contractually committing the vendor of the facility to dedicate any production from specified reserves or future areas of development surrounding the facility. When AltaGas acquires a facility the vendor is typically the largest producer utilizing that facility. As a result, AltaGas is usually entitled to gather and process the majority of the natural gas production associated with the facilities it acquires as a result of its reserve dedication contracts.

Geographic Franchise with Economic Out: Contract provisions allow AltaGas to terminate or renegotiate a contract if it is not economical to continue processing.

Length of Term

Where natural gas reserves have been dedicated under contract, the contract normally extends beyond one year and up to the life of the reserves depending on the amount of capital invested by AltaGas in the facility. Where reserves have not been dedicated under contract or AltaGas has not made a significant capital investment, the contracts are normally subject to termination by either party upon one to three months notice. Typically producing wells remain connected to a gathering and processing system for their entire productive lives, as the additional economic investment required to direct production elsewhere is usually not economical.

Type of Service

In general, producers have access to either firm service or interruptible service. Firm service offers producers priority to have their natural gas processed at the applicable AltaGas facility subject to normal course maintenance and force majeure. Interruptible service is available only if the applicable facility has capacity available after all firm service commitments with respect to such facility have been satisfied. Firm service is normally provided to a producer when the producer's natural gas reserves have been dedicated to an AltaGas facility.

Field Gathering and Processing - Operating and Maintenance Expenses

Operating and maintenance costs for gathering and processing facilities generally include: (i) labour costs for operators; (ii) materials consumed in processing or maintenance, including chemicals and lubricants; (iii) land lease costs; (iv) property taxes; (v) fuel and power costs and (vi) other overhead costs. For the plants operated by AltaGas, the most significant costs are labour, utilities, property taxes and repair and maintenance.

Field Gathering and Processing - Competition

Midstream companies currently provide a small portion of the midstream field processing function in Canada. AltaGas estimates that on a net capacity basis, approximately 15 percent to 20 percent of the total estimated field processing capacity in western Canada is owned by midstream companies. AltaGas competes with other midstream companies operating in the Western Canadian Sedimentary Basin, including Central Alberta Midstream, Duke Energy Field Services, Keyspan Facilities Income Fund, Enerpro Midstream, Solex Gas Processing Corp, and ATCO Midstream. The remaining gathering and processing generally continues to be provided by the upstream natural gas exploration and production companies.

Field Gathering and Processing Competition


Other
8%
Central Alberta
Midstream
22%
Atco Midstream
5%
Solex Gas Processing
Corp.
9%
Enerpro Midstream
10%
Duke Energy Field
Services Canada Ltd.
18%
AltaGas Services Inc.
14%
Keyspan Facilities
Income Fund
14%

Note: Based on net processing capacity in the Western Canadian Sedimentary Basin as of December 31, 2003, and excludes National Energy Board regulated plants.

The midstream industry continues to evolve and the competitive environment also continues to change. AltaGas believes that with its proven field gathering and processing strategies and business attributes it will continue to effectively compete in the midstream market place. AltaGas also believes that its operational skills and market coverage make it an excellent business partner for many exploration and production companies

Field Gathering and Processing – Third Party Facility Operations

AltaGas provides well operating and common stream operator services to producers on a contract basis. Well operating services are offered to owners of wells connected to AltaGas' operated facilities on a fee-for-service basis. At December 31, 2003 AltaGas operated 1,051 producing wells, up from 975 producing wells operated at December 31, 2002. The primary responsibility of a common stream operator is to balance the daily combined flow of natural gas through a particular common carrier pipeline receipt station by allocating the producer's production among the various shippers of natural gas. AltaGas believes that additional opportunities to provide these services will arise as AltaGas completes new tie-ins and expands and acquires facilities.

Extraction

AltaGas owns extraction plant capacity through its interests in the ATCO and EnCana operated extraction plants at Empress, Alberta and the Taylor operated extraction plant at Joffre, Alberta. AltaGas' working interest in these extraction assets provide stable fixed fee or cost of service type revenues and margin based revenues. Also included in extraction is AltaGas' Bantry field fractionation facility. Fractionation services at Bantry are provided on a rate per M^3 of product processed. Investment in extraction and field fractionation plants as at December 31, 2003 was approximately $53.0 million.

Extraction - Business Description

NGLs generally have greater value if extracted in liquid form and additional NGLs recovery beyond downstream pipeline specifications may be carried out in order to capture the value of the NGLs. This additional recovery process can be done at field gas plants or at large extraction plants where economies of scale are realized. Although there are in excess of 700 field plants in western Canada which recover NGLs, 10 extraction plants currently extract approximately 40 percent of all of the propane and butane and approximately 70 percent of ethane produced within the region. Nine of the plants are located in Alberta and process the vast majority of the natural gas exported from Alberta. Large extraction plants are located along major high volume pipeline transmission systems which transport natural gas to end-markets. Extraction plants "straddle" these transmission systems so that sufficient volumes of residual ethane and NGLs in the

natural gas stream can be recovered to provide an acceptable rate of return on capital.

After extraction, NGLs must be fractionated into their constituent components of propane, butane and pentanes-plus. Some NGLs are fractionated at Empress, Alberta, or in the field, such as at AltaGas' Bantry facility. However, most NGLs from field and extraction plants are shipped to Fort Saskatchewan, Alberta; Sarnia, Ontario; or Marysville, Michigan for fractionation. Propane, butane and pentanes-plus are used directly as energy products and as feedstock for the petrochemical and crude oil refining industries.

The economics of NGLs extraction are a function of the difference between the premium value of the ethane, propane, butane and condensate as separate marketable commodities compared to their value as constituents of the natural gas stream. If the components are not extracted, they are sold as natural gas for their heating value at the prevailing natural gas price. As NGLs, the components are sold at higher prices that reflect the premium value of each of the individual commodities.

When an extraction plant has more than one owner, the operator manages the facility according to the terms and conditions of an agreement that covers the construction, ownership and operation of the plant ("CO&O agreement"). CO&O agreements describe, among other things, the voting procedures and other mechanisms governing operating and capital expenditure decisions, processing rights, supply obligations and other aspects of facility operations. A CO&O agreement may also empower the operator to negotiate extraction rights and enter into ethane and NGLs sales arrangements on behalf of all co-owners in the facilities. AltaGas has directly negotiated extraction rights and ethane and NGLs sales arrangements for the majority of its net processing capacity and net production. AltaGas also regularly attends the operating committee meetings for those extraction plants where it owns a working interest.

Extraction assets are long life assets. AltaGas estimates that the average remaining life of its extraction facilities is in excess of 20 years which is based on large regional natural gas supply and demand.

Extraction - Plant Fee Structures

Extraction facility owners have the right to extract liquids from the natural gas stream, either directly as the owner of the gas, or through gas extraction agreements. The typical commercial arrangement involves the ethane and NGLs extraction plant owner contracting with shippers on a gas transmission system for the right to extract the ethane and NGLs from the shipper's natural gas. By removing ethane and NGLs, the extraction plant is, in effect, extracting or shrinking a portion of the energy contained in the shipper's natural gas. The extraction plant owner pays the shipper for the extracted energy or alternatively purchases a sufficient volume of natural gas from the market to replace the extracted energy thereby keeping the shipper whole. This purchased gas is referred to as shrinkage make-up. Extraction contract terms may be for firm or interruptible processing, and may vary from monthly to multi-year in length. Currently the majority of AltaGas' extraction agreements are multi-year term arrangements.

All of AltaGas' net share of ethane production is sold through long term cost of service or fixed fee arrangements. The sales price received under these contracts provides for a return on and of capital and the recovery of certain operating costs, including shrinkage make-up attributable to that production. AltaGas' share of ethane production is sold at the outlet of the plants, with the purchaser responsible for all downstream transportation and handling.

NGLs can be sold under a variety of arrangements. Approximately 50 percent of AltaGas' net NGLs production is sold under long term fixed fee arrangements. These volumes do not bear any commodity price risk. The revenue from these NGLs sales and the ethane sales provides a stable, predictable cash flow base.

Approximately 40 percent of AltaGas' NGLs production is sold under short term contracts. The margins received on these volumes are subject to the spread between the price received for the NGLs extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs. The remaining 10 percent is sold under a profit and loss arrangement. If commodity prices or operating costs make NGLs extraction uneconomic, the NGLs may be reinjected or the facilities may be turned down or shut in. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGLs prices and crude oil prices. As crude prices fall, NGLs prices will generally decrease subject to other factors that influence supply and demand.

The following diagram shows the operating margin based on type of extraction contract.


100%
80%
60%
40%
20%
0%
Operating Margin
2001
2002
2003
Years
NGL spread
NGLs fixed fee
Ethane cost of service

Extraction - Plant Production

Extraction production is a function of natural gas volume processed, natural gas composition, recovery efficiency of the extraction plant and plant on line time. The following table represents a summary of the net capacity and production associated with extraction and fractionation plants in which AltaGas holds an interest.

Extraction or Fractionation Plant	**Interest (percent)**	**Net Inlet Processing Capacity at Dec 31, 2003 (Mmcf/d)**	**Liquids Production 2003 (Bbls/d)[1]**		**Liquids Production 2002 (Bbls/d)[1]**	
Empress ATCO	7.2	79	NGLs mix	611	NGLs mix	592
			Ethane	668	Ethane	620
Empress EnCana	10	120	NGLs mix	1,162	NGLs mix	1,190
			Ethane	2,105	Ethane	926
Joffre [2]	50	125	NGLs	634	NGLs mix	75
			Ethane	2,609	Ethane	0
Bantry	100	25	NGLs	393	NGLs	399
Total		349	NGLs mix	2,800	NGLs mix	2,256
			Ethane	5,382	Ethane	1,546

Note: (1) Average volumes for the fourth quarter.
(2) Joffre became operational on December 18, 2002.

AltaGas' net extraction and field fractionation plant annual average production since 2001 is as follows:

	2003	**2002**	**2001**
NGLs (Bbls/d)	2,504	1,974	1,555
Ethane (Bbls/d)	4,056	1,425	1,063
Total	6,560	3,399	2,618

Extraction - Empress ATCO Extraction Plant

At December 31, 2003 AltaGas' ownership interest in the Empress ATCO extraction plant located in southeast Alberta on the Alberta Saskatchewan border was approximately 7.2 percent. The remaining interest in the facility is held by nine other owners with varying interests. AltaGas' ownership corresponds to a 79 Mmcf/d share of the plant's 1,100 Mmcf/d inlet capacity. AltaGas has contracted approximately 60 Mmcf/d of supply to fill its portion of the plant's capacity under long term contracts, of which 35 Mmcf/d expires mid-2004, with the remainder being supplied through short term arrangements. AltaGas is currently pursuing alternatives to replace the expiring supply contract. The terms and conditions of any replacement agreement may be more or less favourable than those of the expiring contract. As there are five other extraction plants in the Empress area, there is considerable competition for these extraction rights. If AltaGas is not successful in replacing this supply contract, the Empress ATCO plant may be turned down to reduce fixed operating costs, minimizing the downside associated with this risk.

The five-year ethane sales contract for AltaGas' share of Empress ATCO ethane production expired December 31, 2003. Until negotiations for the replacement supply contract are finalized, AltaGas' net ethane production is being sold under a month-to-month cost plus sales arrangement.

Approximately 65 percent of AltaGas' share of NGLs production at Empress ATCO is sold under one-year evergreen marketing arrangements at the monthly market price for NGLs. The remaining 35 percent of AltaGas' share of NGL production is sold under a long term profit and loss arrangement where revenues vary with product pricing.

Extraction - Empress EnCana Extraction Plant

Effective April 1, 1998 AltaGas acquired a 10 percent interest in the Empress EnCana extraction plant. The other owners are EnCana (70 percent), Devon Canada Corporation (10 percent) and Husky Oil Operations Limited (10 percent). The Empress EnCana extraction plant is located two kms southeast of the Empress ATCO extraction plant and began operations in September 1996. The plant is licensed to process 1,200 Mmcf/d of natural gas of which 120 Mmcf/d is AltaGas' net share. Ethane recovery capability was added to the Empress EnCana extraction plant in the first quarter of 1999 and in the third quarter of 2003 modifications were completed to increase the ethane production capability. AltaGas invested $5.5 million, plus interest during construction, in its net share of the expansion and has seen net ethane production increase by approximately 1,200 Bbls/d.

The Company has managed its gas supply risk at this facility by securing up to 120 Mmcf/d of natural gas throughput on a long term basis.

Prior to completion of the 2003 modifications made to increase the ethane production capability, AltaGas' net share of ethane production was sold under a long term cost plus arrangement. This agreement was re-negotiated in conjunction with the expansion and AltaGas currently sells its share of Empress EnCana ethane production under a cost of service type contract which also provides for the recovery of certain operating costs.

Approximately 90 percent of AltaGas' net share of NGLs production generates fixed fee revenue plus reimbursement of associated operating costs, under a long term processing arrangement. The remainder is sold under a one-year evergreen marketing arrangement at the monthly market price for NGLs.

Extraction - Joffre Ethane Extraction Plant

AltaGas and Taylor each own 50 percent of the ethane extraction plant at Joffre, Alberta. The plant, which was constructed during 2002 at a net cost to AltaGas of $24.8 million, started operations in December 2002. AltaGas' share of processing capacity is 125 Mmcf/d of natural gas and is capable of producing up to 5,200 barrels per day of ethane and NGLs. Taylor is operator of the facility.

The Joffre Plant is adjacent to NOVA Chemicals Corporation's ("Nova") Joffre petrochemical complex and recovers ethane and NGLs from the fuel gas used at the complex. All ethane production from the Joffre Plant is sold under a cost of service type contract with Nova which expires in 2031. Under this ethane sales agreement, a portion of the operating cost risk is borne by AltaGas and Taylor. This portion is a function of the ratio of NGLs production to total plant production. If operating costs increase or the ratio of ethane to total NGLs production falls, then the cost to AltaGas and Taylor increase. AltaGas and Taylor each market their respective 50 percent share of the NGLs production from the facility. AltaGas sells its net share of NGLs production under a one-year evergreen marketing agreement at the monthly average market price for NGLs.

The Joffre Plant is physically configured such that NGLs production can easily be matched to market demand. This ability to step in and out of the NGLs market depending on NGLs pricing allows AltaGas and Taylor to fully participate in the market when NGLs prices are strong, while minimizing exposure during times of unfavorable pricing.

Extraction - Bantry Field Fractionation Facility

AltaGas purchased the Bantry natural gas processing plant in May 2000 and expanded it in 2001 (see "Field Gathering and Processing Facilities"). The plant is equipped with fractionation facilities capable of producing up to 400 Bbls/d of specification propane, butane and pentanes-plus for sale to local markets.

Extraction - Competition

Currently there are six extraction plants in the Empress area. This results in significant competition for natural gas supply. In December 2000 the Alliance Pipeline was placed into service which resulted in the reduction of gas flows past the Empress extraction complex by as much as 15 percent. AltaGas is largely insulated from this natural gas supply competition through its long term natural gas supply contracts. Although there is the potential that a "richer" stream of gas supply could be directed to the Alliance Pipeline, which may result in a lower percentage of ethane and NGLs in the gas stream delivered to Empress, this has not been the case to date.

Transmission

Transmission pipelines represent a growing opportunity for AltaGas. Transmission pipelines create footholds in new areas and market opportunities with exploration and production companies. AltaGas entered the transmission business in 1998 and has acquired or constructed several transmission pipelines since that time.

The Suffield System, which consists of two natural gas pipelines at Suffield, Alberta, is the largest contributor to AltaGas' transmission revenues. AltaGas, through its 100 percent owned subsidiary AltaGas Suffield Pipeline Inc., acquired the Suffield System from subsidiaries of EnCana Corporation ("EnCana") for approximately $95.0 million on December 19, 2002. The Suffield System, located in southeastern Alberta, transports natural gas produced on and around the Suffield military block to the TransCanada Transmission Canadian mainline at Burstall, Saskatchewan. Constructed by EnCana between 1998 and 2001, the Suffield System is regulated by the National Energy Board and rates on the system are based on a market-based tolling methodology. The two pipelines each have 200 Mmcf/d of transmission capacity. The south Suffield pipeline is a 147 km pipeline of 6 to 16 inch diameter pipe. The north Suffield pipeline is 96 km of 16 inch diameter pipe. The majority of the Suffield System's capacity is currently contracted by EnCana through transport or pay and volume commitments which will expire in 2022 and be renewable for one year periods thereafter. Volume commitments will increase annually from approximately 340,000 GJ/d in 2004 to approximately 400,000 GJ/day in 2010 and declining thereafter. AltaGas sees an expanded transportation role for the Suffield System and will work with potential shippers to develop transportation opportunities to maximize the system's capabilities.

In June 2002, AltaGas reclassified certain pipeline segments in the Cold Lake operating area in northeastern Alberta from gathering to transmission pipelines to align with the Alberta Department of Energy's new petroleum registry system

implemented on November 1, 2002.The reclassified pipeline segments were combined with the Whitney Lake pipeline to create the ASI Cold Lake natural gas transmission system. AltaGas owns and operates the ASI Cold Lake natural gas transmission system which interconnects with TransCanada's Nova Gas Transmission Limited system and the TransGas Limited system, and consists of 36 receipt points and 39 delivery points (including five pipeline interconnects).

The ASI Cold Lake and Summerdale pipelines provide AltaGas' gas services team with marketing and exchange opportunities as the pipelines are connected to major downstream pipeline systems that allow AltaGas' customers to access Alberta and Saskatchewan markets.

The Kahntah pipeline is regulated by the National Energy Board on a complaints basis. The entire capacity of that system is contracted until 2005. The Porcupine pipeline is a single shipper pipeline with contract expiry in 2006. Both systems are integral in the delivery of their respective products to market and new contracts are expected to be negotiated prior to expiration.

AltaGas provides transportation on its transmission lines through cost of service type fee structures with the exception of the Suffield and Kahntah pipelines which are take or pay arrangements.

The following table provides a summary of the gross capacity of AltaGas' transmission pipelines at December 31, 2003.

Transmission Pipeline	Product	Area	Design Capacity	Operating Capacity	Throughput(1)	Length (km)
Kahntah	Natural Gas	NE BC	95 Mmcf/d	35 Mmcf/d	3 Mmcf/d	55
Suffield	Natural Gas	SE Alta	400 Mmcf/d	400 Mmcf/d	324 Mmcf/d	243
Summerdale	Natural Gas	Central Alta	24 Mmcf/d	24 Mmcf/d	18 Mmcf/d	18
ASI Cold Lake	Natural Gas	East Central Alta	80 Mmcf/d	80 Mmcf/d	56 Mmcf/d	253
Battle Lake	Natural Gas	Central Alta	15 Mmcf/d	15 Mmcf/d	2 Mmcf/d	16
Porcupine Hills	Condensate	SW Alta	11,600 Bbls/d	11,600 Bbls/d	3,947 Bbls/d	164

Note: (1) Represents 2003 fourth quarter average.

Other

AltaGas makes modest investments in industry service companies when the Corporation considers it to be prudent and if there is an opportunity to enhance AltaGas' existing business activities. At December 31, 2003 AltaGas' investment in public and private companies was $20.2 million.

During 2003, AltaGas acquired 19.2 percent of Taylor whose business is the ownership and operatorship of facilities in the midstream sector of the western Canadian natural gas industry. On April 23, 2003, the Company acquired 1,872,735 of Taylor's outstanding limited partnership units for $9.4 million and on October 17, 2003 AltaGas purchased an additional 1,592,250 limited partnership units for approximately $8.7 million. AltaGas and Taylor, which each own a 50 percent interest in the Joffre ethane extraction plant, expect to benefit over the longer term from this relationship by capturing mutually beneficial growth opportunities.

ENERGY SERVICES

Energy Services includes power services, natural gas services and oil and natural gas production.

Power Services

AltaGas supplies 453 MW of power to markets through power purchase based arrangements including a 50 percent ownership interest in the Sundance B power purchase arrangement and the Genesee energy contract. AltaGas' 453 MW of power represents approximately four percent of Alberta's power capacity at December 31, 2003.

Power purchase arrangements ("PPA") were established in 1999 under Alberta's program of power industry deregulation. Alberta is currently the only province providing this opportunity. Power purchase arrangements, which in form resemble contracts, were created to separate ownership of the physical power generation assets from ownership of their output.

Power Services - Sundance B Power Purchase Arrangement

On December 28, 2001 AltaGas acquired a 50 percent interest in the Sundance B PPA through the Partnership. The 50 percent interest in the PPA provides AltaGas with the rights to 353 MW of power generation capacity, energy and ancillary services from the coal fired Sundance B plant until December 31, 2020.

The ASTC Power Partnership

AltaGas and TransCanada Energy form the Partnership. Each partner owns a 50 percent share and contributed 50 percent of the approximately $220.0 million Canadian required to purchase the PPA from Enron Canada Power Corporation ("ECPC"). ECPC originally purchased the Sundance B PPA for $294.8 million Canadian at an auction arranged by the government of the Province of Alberta on August 24, 2000.

The Partnership started dispatching power effective December 29, 2001. AltaGas maintains the books and records of the Partnership, including providing accounting services. TransCanada, an experienced PPA owner and manager, having purchased the Sundance A power purchase arrangement in August 2000, manages daily Sundance B PPA operations including the dispatch of power into the Power Pool. Each of the partners is responsible for managing its own market risk associated with its acquired power generation capacity.

The Sundance B Plant

TransAlta Corporation owns the Sundance B plant which is located approximately 70 kms west of Edmonton, Alberta, and has been operating since 1976 (Unit 3) and 1977 (Unit 4). The Sundance complex consists of Units 1 through 6. An auction conducted on August 24, 2000 grouped the Units into three plants:

- Sundance A Plant - Units 1 and 2
- Sundance B Plant - Units 3 and 4
- Sundance C Plant - Units 5 and 6

A separate PPA was created and auctioned for each of the above plants. TransCanada owns the PPA for Sundance A, and EPCOR Utilities Inc., owned by the City of Edmonton, owns the Sundance C PPA. The Sundance complex is connected to the Alberta Interconnected Electric System, allowing access to markets in Alberta, B.C., Saskatchewan and the United States.

The Sundance B PPA is divided into two PPAs, Unit 3 and Unit 4, one for each of the two units comprising the Sundance B plant. The Partnership holds the Sundance B PPA as partnership property, with both partners having an equal interest in each PPA.

The Sundance B Plant - Power Sales

Revenue from the sale of power is largely driven by megawatt hours of production and by Alberta Power Pool prices ("Pool prices"). The relationship between production, Pool prices, and cost of sales is complex.

All of the power produced in Alberta is currently sold into the Power Pool of Alberta (the "Pool"). The Pool operates an open market for the exchange of electricity. The Pool establishes the power price based on power offers from Pool participants utilizing a uniform pricing model whereby the marginal unit establishes the price for all generators. Pool schedulers sort the offers, by price, into a stacked merit order beginning with the lowest cost producer thereby defining a supply curve for each hour. By matching energy supply with demand, the Pool establishes a uniform hourly market price, which is published on the Pool's website. In Alberta, coal fired electrical generation is generally produced at a lower cost than gas fired electrical generation.

Under the Sundance B PPA, the Partnership holds the rights to the power capacity, energy and ancillary services from Units 3 and 4 of the Sundance B plant. Day to day operation of the Sundance B PPA requires the Partnership to communicate the volume of power available and the price of the power to TransAlta and to sell that power as it becomes available. The Partnership is obligated to pay TransAlta a price which covers TransAlta's capital and operating costs as determined by mechanisms in the Sundance B PPA and provides TransAlta with a reasonable profit. The majority of the Partnership's cost of sales are the relatively fixed costs paid to TransAlta and the variable costs of transmission and Pool trading charges.

Each of Units 3 and 4 has a nameplate capacity of 353 MWs. The Sundance B PPA recognizes that the plant will not produce at 100 percent capacity all of the time. TransAlta is obligated to provide AltaGas financial compensation to a stated target availability level regardless of actual generation of electricity from the Sundance B units. This is accomplished by a financial payment based on the difference of the actual availability below the target availability level multiplied by the Rolling 30-Day Average Pool Price ("RAPP"). During these under-generation periods AltaGas has financial exposure on the difference between the Alberta spot price and RAPP on its fixed for floating swap position. The exposure is minimized through the diversification offered by the two units at each of the Sundance B and Genesee plants, unit contingent hedges, basis swaps, and or replacement power purchases.

TransAlta is an experienced operator of coal-fired electrical generation facilities and has financial incentives to operate the Sundance B plant efficiently and at high levels of electricity generation. The plant uses coal from the adjacent Highvale Mine which has sufficient reserves for the expected fuel requirements of the Sundance B plant beyond the life of the Sundance B PPA.

Power Services - Genesee Energy Contract

On March 18, 2003 AltaGas announced it was a successful bidder for 100 MW of power capacity in the Alberta government's third phase of the Market Achievement Plan II auction. Accordingly, the Company entered into an energy contract with the Balancing Pool Administrator (BPA) for the right to 100 MW of power capacity at the EPCOR Generation Inc. operated Genesee power plant located southwest of Edmonton, Alberta for a three year term commencing April 1, 2003. The 100 MW of power capacity is a portion of the capacity at the Genesee plant to which the BPA has rights pursuant to a PPA. The Genesee plant is a coal fired facility consisting of two independent units.

The energy contract required no capital outlay by AltaGas, but instead requires AltaGas to pay a competitively priced fixed monthly capacity charge for the power capacity. Other costs associated with the contract include a monthly energy payment and incentive payment, transmission and Pool trading charges. Power from the Genesee energy contract is sold in the same manner as the Sundance B PPA to provide stable and predictable earnings and cash flow.

Power Services - Risk Mitigation

The main risk faced by AltaGas in the power business is the fluctuations in the margin between power revenues and the cost for power. This is generally created through changes in power prices, increases in operating costs, changes in transmission rates, and reductions in power available for sale, mainly due to outage and force majeure events.

AltaGas does not engage in speculative trading of power. The Company manages its acquired power capacity to provide stable, predictable earnings and cash flow over time. AltaGas reduces its exposure to floating electricity prices by supplying AltaGas' internal electrical demand requirements and by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk. AltaGas' hedging strategy targets the optimal balance between operating margin certainty and operational flexibility.

During 2003, the average monthly Pool price ranged from a low of $43.63 per MWh in September to a high of $89.80 per MWh in March. The average all hours Pool price for 2003 was $62.98/MWh compared to $43.85 per MWh for 2002. The average sales price received by AltaGas for 2003 was $47.03 per MWh compared to $41.27 per MW during 2002. AltaGas has sold a substantial portion of its power forward for 2004. Pool prices are primarily driven by industrial and residential demand and a changing portfolio of supply.

The following chart provides a summary of power prices and volumes for the two years AltaGas has been in the power business.

	Year ended December 31, 2003	**Year ended December 31, 2002**
Volume of power sold (thousands of MWh)	3,266	2,669
Average price received on the sale of power ($/MWh) (1)	47.03	41.27
Alberta Power Pool average spot price ($/MWh) (1)	62.98	43.85

(1) Average for the period.

Both the Sundance B and Genesee plants are made up of two units that are physically independent of each other. AltaGas' supply portfolio is enhanced with its four independent supply sources as it is unusual that all units would experience reduction in production or would be shut down at the same time whether for planned maintenance or otherwise.

In the event of any force majeure related to the Sundance B PPA, AltaGas is entitled to a termination payment from the balancing pool equal to its portion of the net present value of the amortized Sundance B PPA purchase price to that date. With respect to a force majeure event on the Genesee contract, AltaGas may elect to terminate the contract upon paying three monthly capacity charges or alternatively can continue to suspend payment and revenues from the specific Genesee unit. AltaGas has further minimized the risk of a force majeure event to a particular unit by diversifying its supply over four units, entering into unit contingent hedges, and executing independent backstopping arrangements to supply electricity in the event of a force majeure.

Power Services - Competition

AltaGas does not sell retail power and targets customers with a minimum baseload requirement of two MWh. The Sundance B PPA and Genesee plants are two of the lowest-cost power producers in their market and lowest in the dispatch merit order. AltaGas expects most new supply to come from natural gas-generated power, which is not expected to be less costly than power generated through its power purchase based arrangements.

Gas Services

AltaGas' focus is to efficiently manage and market natural gas processed through its field gathering and processing, transmission and extraction facilities. AltaGas also markets gas for a supply pool of producers, and purchases gas for AltaGas Utilities and a select group of industrial users.

There is minimal capital required to operate AltaGas' gas services business. AltaGas generally does not take on commodity price risk in connection with its marketing business and has implemented rigorous risk management processes and systems to carefully monitor and manage its Gas Services business.

Gas Services - Natural Gas Marketing and Supply Management

AltaGas markets natural gas from a supply from deliveries of natural gas processed at AltaGas' facilities and from other clients with natural gas supply unassociated with AltaGas' facilities. AltaGas markets natural gas under both short term and long term contracts, with the principal objective of providing a diversified portfolio of market contracts to both producers and end-users.

Natural gas marketing services are primarily fee or margin based, with revenue increases closely tracked by increases in costs to purchase the commodity. As a result, commodity price swings have minimal impact on AltaGas' natural gas marketing operating cash flows. Marketing sales are generally made on a "netback" basis where AltaGas earns a fee based on the gross sales less amounts paid by AltaGas, including pipeline tariffs and fuel costs. AltaGas does not speculate on the commodity price of natural gas on its own behalf or on behalf of its customers.

Inherent in normal marketing activities is the risk that a purchaser does not pay for the commodity delivered or a supplier does not deliver volumes contracted for purchase by AltaGas. AltaGas minimizes this risk by conducting credit reviews on clients and by structuring contracts to provide for either set-offs of monies owing against other payables or by putting in place other security arrangements when required in accordance with its risk management policies.

In 1999, AltaGas assumed the gas management responsibilities for AltaGas Utilities. This contract, which provides for a monthly fee-for-service plus the reimbursement of all third party costs and extraordinary costs incurred by AltaGas, establishes AltaGas as the exclusive supply manager in respect of all matters relating to AltaGas Utilities' natural gas supply requirements. In 2002, AltaGas took on gas management responsibilities for the Joffre ethane extraction plant.

AltaGas also markets or exchanges all of the volumes that flow through its ASI Cold Lake and Summerdale pipeline systems. In a gas exchange transaction AltaGas buys natural gas on the TransCanada system to "pay back" clients whose natural gas the Company has physically delivered to customers on an AltaGas system. By purchasing or exchanging gas on these pipeline systems and at other facilities, AltaGas has been successful in achieving positive margins for the Company while providing improved netbacks for its producers. Net revenues from such marketing and gas exchange opportunities are derived from low-risk opportunities based on transportation cost differentials between pipeline systems.

AltaGas has also historically provided pipeline transportation capacity mitigation services whereby it saved customers money by conducting transactions that mitigate the cost associated with excess pipeline transportation commitments. While AltaGas no longer derives a material amount of margin from transportation capacity mitigation, it does often manage the third party pipeline transportation requirements of its gas marketing customers under contractual arrangements whereby it is indemnified for all risks and obligations relating to the customer's transportation contracts. In addition, AltaGas has contracted for a nominal amount of firm receipt capacity on TransCanada's Alberta system with terms varying between one and five years which it is uses to offset producer client deliveries using higher-priced interruptible service. These differentials are retained by AltaGas.

Gas Services - Customers

AltaGas buys natural gas from approximately 90 customers and sells natural gas to approximately 45 customers, with no customer representing 10 percent or more of consolidated revenues during 2003 or 2002. In 2003, AltaGas marketed 180 Mmcf/d on average of natural gas.

Gas Services - Competition

In the natural gas marketing business, AltaGas' competitors range from single-person operations to large marketing and aggregation companies. Prior to 2002, many large energy marketers competed for very thin margins with success achieved by providing a wide range of "value-added" energy services and by trading large volumes. As a result of recent
changes in the industry, the primary source of competition is now the marketing arms of large oil and gas producers as well as a few creditworthy energy utilities.

AltaGas competes in this environment by focussing on marketing natural gas produced at its gathering and processing facilities, as well as the gas of smaller natural gas producers whose needs cannot be met by larger marketers who have difficulty providing personal service to smaller clients.

AltaGas' gathering and processing and gas services operations are highly inter-related. Past experience indicates that AltaGas' facilities assets and the areas in which they are located provide considerable opportunity to increase AltaGas' gas services client base. AltaGas also expects that additional opportunities to provide services will arise as AltaGas completes new tie-ins and expands and acquires facilities.

Oil and Natural Gas Production

AltaGas is not in the business of exploration and development of natural gas reserves as the Corporation does not want to compete with producers flowing natural gas through AltaGas' gathering and processing systems. However, in connection with larger acquisition transactions that included gathering and processing facilities, AltaGas has accumulated a portfolio of oil and natural gas production and shares of small oil and gas production companies. AltaGas continues to hold and produce some of the production to act as natural hedges to business activities such as shrinkage make-up at extraction plants, and natural gas marketing related risks including credit risk. At December 31, 2003 AltaGas' capital investment in oil and natural gas production was $28.0 million. Oil and natural gas production represented less than three percent of AltaGas' total operating margin in 2003.

NATURAL GAS DISTRIBUTION

AltaGas operates a natural gas distribution business through its indirect wholly owned subsidiary, AltaGas Utilities, its one-third interest in Inuvik Gas and its 24.9 percent interest in Heritage Gas. AltaGas' Natural Gas Distribution business segment contributed net revenues of $30.5 million for the year ended December 31, 2003 which was approximately 13.9 percent of total net revenues.

Natural Gas Distribution - AltaGas Utilities Inc.

The AltaGas Utilities Inc. acquisition effective June 30, 1998 included the purchase of AltaGas Utilities for $62.5 million plus $45.3 million of assumed AltaGas Utilities debt. At December 31, 2003 AltaGas Utilities served approximately 59,500 customers, representing approximately six percent of the Alberta natural gas distribution market.

AltaGas Utilities' head office is located in Leduc, Alberta. Operating since 1947, AltaGas Utilities delivers natural gas to residential, farm and small commercial customers in more than 90 communities and surrounding rural areas throughout Alberta including Athabasca, Barrhead, Bonnyville, Drumheller, Elk Point, Grande Cache, Hanna, High Level, Leduc, Morinville, Pincher Creek, St. Paul, Stettler, Three Hills and Westlock. During 2003, AltaGas Utilities delivered approximately 23.5 Bcf through its system.

AltaGas Utilities, like all Canadian natural gas distribution companies, is provincially regulated as to natural gas tariffs for sales and transportation. AltaGas Utilities is regulated by the Alberta Energy Utilities Board ("AEUB") which exercises statutory authority over matters such as rate base, rate of return on common equity, the common equity component of the rate base and natural gas cost recovery rates. Rate base generally consists of the aggregate of a utility's approved investment in plant, property and equipment in service less accumulated depreciation plus an allowance for working capital. Net rate base excludes "no-cost capital," which are unamortized contributions and grants from governments and certain customers. AltaGas Utilities' gross rate base was $140.4 million in 2003 compared to $137.1 million in 2002 and net rate base was $88.2 million for 2003 compared to $85.7 million in 2002. The increase in rate base is due to an increase in net plant in service offset, in part, by a decline in required working capital.

On June 27, 2003 AltaGas Utilities filed a 2003/2004 general rate application with the AEUB proposing a negotiated settlement process for Phase 1 of this proceeding. In Phase 1 proceedings the revenue requirements of the company are determined, while Phase 2 proceedings determine the rates that will be charged to each customer class. On July 29, 2003 the AEUB approved the commencement of negotiations with respect to all components of revenue requirement except the 2004 capital structure and rate of return on common equity which will be determined through a Generic Cost of Capital Proceeding. The negotiated settlement process was concluded in early 2004 with an agreement with the customer representatives and, subject to AEUB approval, AUI will be allowed to recover a return on equity of 9.5 percent on an equity component of 41 percent for the year 2003. The public hearing portion of the Generic Cost of Capital Proceeding was completed on January 16, 2004.The reply argument from all parties is scheduled to be filed by April 5, 2004 and a decision is expected by the end of June 2004.

On April 12, 2002 the AEUB issued a decision on AltaGas Utilities' general rate application for 2000/2002. The AEUB set AltaGas Utilities' allowed rate of return on common equity for 2002 at 9.7 percent. The proportion of the net rate base and the gross rate base deemed to be financed by common equity was left unchanged at 41 percent and 25 percent respectively. In the Generic Cost of Capital proceeding the company has requested a rate of return on common equity of 11.5 percent and a capital structure comprised of 45 percent equity and 55 percent debt. In November 2002 AltaGas Utilities filed Phase 2 of its 2000/2002 general rate application with the AEUB. In 2003 this proceeding was discontinued on the basis that all Phase 2 matters would be carried forward to the 2003/2004 proceedings.

The natural gas distribution business is highly seasonal with the majority of natural gas demand occurring during the winter heating season which extends from mid-October to mid-April. Natural gas sales during the winter typically account for approximately two-thirds of annual natural gas distribution revenue resulting in strong first and fourth quarter results and second and third quarter results that show either small profits or losses.

AltaGas Utilities Inc. - Transmission and Distribution System

AltaGas Utilities' distribution system consists of approximately 19,300 kms of pipe, operating at pressures from 200 kilopascals to 8,755 kilopascals. AltaGas Utilities uses steel and aluminium pipe to transport natural gas at higher pressures while natural gas at lower pressures is transported primarily by plastic pipe. There are approximately 740 small and mid-sized metering and pressure regulating stations throughout AltaGas Utilities' distribution network. AltaGas Utilities' distribution system does not require any compressors.

Substantially all of AltaGas Utilities' transmission pipelines and laterals are constructed on rights-of-way granted by the Government of Alberta or the owners of privately-held lands. The duration of these grants may be either in perpetuity, for as long as the rights-of-way are used for a pipeline or for fixed terms negotiated by AltaGas Utilities. Crossings under or over highways, railways and bridges have been constructed pursuant to orders or permits from the appropriate authorities or owners. Distribution pipelines are constructed, for the most part, under highways and streets pursuant to permits or orders from the appropriate authorities, franchise agreements entered into with municipalities and rights-of-way held directly. Major transmission and distribution related buildings of AltaGas Utilities, such as the administration, storage and maintenance buildings throughout its franchise areas, are located on freehold land owned by AltaGas Utilities.

AltaGas Utilities Inc. - Natural Gas Supply and Transportation Arrangements

AltaGas assumed the management of AltaGas Utilities' natural gas supply arrangements on November 1, 1999. The majority of AltaGas Utilities' natural gas supply is purchased from natural gas producers and marketing companies. AltaGas Utilities currently buys the majority of its natural gas under monthly and peaking arrangements. AltaGas Utilities has a deferred natural gas accounting process in place whereby the customers pay the forecast cost of natural gas and differences between forecast and actual costs are either refunded to or collected from customers in a subsequent period.

AltaGas Utilities purchases the majority of its natural gas off TransCanada's Alberta system. Deliveries are made at various Alberta delivery points into the AltaGas Utilities system for delivery to its various customers. AltaGas Utilities' natural gas supply arrangements provide that TransCanada transportation charges are paid by natural gas suppliers.

AltaGas Utilities Inc. - Franchises

As of December 31, 2003 AltaGas Utilities held 72 franchises; 51 distribution franchise agreements under the *Municipal Government Act* (Alberta) one permit granted by Indian and Northern Affairs Canada ("INAC") and 20 rural franchise approvals under the *Gas Distribution Act* (Alberta). The distribution franchise agreements under the *Municipal Government Act* (Alberta) can have terms of up to 20 years with, as at December 31, 2003, an average remaining term of 2.1 years. The majority of the distribution franchise agreements contain a provision to the effect that if the municipality chooses not to renew the franchise, the municipality must purchase AltaGas Utilities' distribution system within the municipality. The purchase price may be set by the AEUB should the parties fail to agree. Precedents based on Supreme Court decisions indicate that the price would be the full reproduction value less loss in value of the system. While such franchise or operating agreements are in effect, some municipalities receive fees based on a percentage of either the gross or net revenue from natural gas sales in the municipality. Franchise fees are collected directly from customers as a separate item similar to a sales tax and are not included in revenues. The permit granted by INAC and a related operating agreement are currently under renegotiation. The rural franchise approvals under the *Gas Distribution Act* (Alberta) continue in perpetuity or until revoked by the Government of Alberta. Four rural franchises, covering Métis Settlements, are also subject to the terms of operating agreements which contain provisions for the settlements to acquire the distribution systems. Two Métis Settlements are currently evaluating the feasibility of acquiring the distribution systems serving their areas. These systems serve approximately 350 customers representing 0.6 percent of the customer base. In 2003, AltaGas Utilities was involved in negotiations with the Alberta Urban Municipalities Association to establish a standard franchise agreement. It is expected that most municipalities in the Alberta will use this standard agreement when renewing franchises with natural gas distributors. AltaGas Utilities filed an application to renew the franchise for the Town of Bonnyville using the new standard agreement. A public hearing before the AEUB that was held to review the application resulted in the AEUB approving the application. Several municipalities had not renewed their franchises pending the drafting and approval of the standard franchise agreement. With the approval of the standard franchise agreement AltaGas Utilities anticipates that renewals will be negotiated. At December 31, 2003 seven franchise renewal applications had been filed for approval with the AEUB. Each of these renewals are for 10 year periods.

AltaGas Utilities Inc. - Customers

AltaGas Utilities' market consists primarily of residential and small commercial customers located in smaller population centres or rural areas. Within AltaGas Utilities' current franchise areas, AltaGas Utilities has nearly achieved market saturation. Growth opportunities in these areas are tied to the general strength and growth of the local economy. New customers are added primarily as new subdivisions are developed. AltaGas Utilities expects customer growth of approximately 1.5 percent annually in these existing areas. New customer installations totaled 1119 in 2003, 1511 in 2002, 886 in 2001, 889 in 2000 and 913 in 1999.

Percent of Revenue by Customer Type


Other
17%
Commercial
26%
Rural
18%
Residential
39%

AltaGas Utilities had three franchise areas as shown below that each accounted for 3.9 percent or more of AltaGas Utilities' revenues and distribution volumes at December 31, 2003.

Area	Percentage of AltaGas Utilities' Revenues	Percentage of AltaGas Utilities' Distribution Volumes
City of Leduc	9.9	9.6
Town of Drumheller	4.5	4.3
Town of Bonnyville	4.2	3.9

AltaGas Utilities Inc. - Capital Expenditures

Approximate capital expenditures, net of customer contributions, government grants and asset disposal proceeds by AltaGas Utilities during the past five years ended December 31 are set out below:

Year	Capital Expenditures
2003	$7.5 million
2002	$8.2 million
2001	$7.0 million
2000	$4.4 million
1999	$0.8 million

AltaGas Utilities Inc. - Competition

AltaGas Utilities is a regulated natural gas distribution monopoly within its current franchise areas, but competes with distributors of other forms of energy including electricity, heating oil and heavy fuel oil. Natural gas has proven to be an economical and environmentally preferred fuel choice in recent years. Natural gas is the predominant energy form in the residential heating market throughout AltaGas Utilities' franchise areas. In 2003, the majority of AltaGas Utilities'

revenues resulted from natural gas sales to the residential and commercial heating market. The primary competition to natural gas in the heating market has historically been from domestic fuel oil, propane and electricity.

AltaGas expects that natural gas will continue to hold a price and environmental advantage over alternative energy sources.

Natural Gas Distribution - Inuvik Gas Ltd.

Inuvik Gas is the distribution arm of the Ikhil Gas Project. This project provides the Town of Inuvik with an economical alternative energy source for power generation and commercial and residential heating. Previously, diesel brought in from Edmonton was the primary energy source for Inuvik.

Inuvik Gas obtained an exclusive franchise agreement from the Town of Inuvik to distribute and sell natural gas within the Town of Inuvik. Several of the government buildings (including public housing, schools, hospital and college) were converted to natural gas service during the initial start-up of the distribution system in the fall of 1999. Other commercial and residential buildings have subsequently been converted bringing the total number of buildings using natural gas service at December 31, 2003 to 648 from 616 December 31, 2002. The annual average volume of natural gas distributed in 2003 was 0.8 Mmcf/d. Any future volume growth is dependent on customer conversions to natural gas and new construction projects in the Inuvik area.

Inuvik Gas is regulated by the Northwest Territories Public Utilities Board ("NWTPUB") and is presently exempt from full regulation as a public utility, but is subject to light-handed regulation on a complaint basis and is required to file its rates and terms and conditions of service with the NWTPUB as and when revised from time-to-time.

Enbridge Inc. and AltaGas Utilities provide engineering and administrative support respectively for Inuvik Gas Ltd.

Natural Gas Distribution - Heritage Gas Limited

AltaGas is embarking on an opportunity to take advantage of its knowledge and experience in the natural gas distribution business and to diversify the Company's geographic operating area. On August 16, 2002 Heritage Gas, a Nova Scotia company owned by AltaGas (24.9 percent), SaskEnergy International Inc., a subsidiary of SaskEnergy Inc. (50.1 percent), and Scotia Investments Limited, a private investment holding company (25.0 percent) filed an application for the right to distribute natural gas to certain counties in Nova Scotia. A decision was rendered by the Nova Scotia Utility and Review Board ("NSURB") on February 7, 2003 which granted Heritage Gas a full regulation class franchise for a period of 25 years.

In its decision the NSUARB granted Heritage Gas a regulated rate of return of 13 percent on a 45 percent equity component and an 8.75 percent cost of debt on a 55 percent debt component of its capital structure. Heritage Gas accepted the distribution franchise on June 3, 2003 and since has acquired and constructed gas distribution facilities and undertaken those activities necessary to establish an operational natural gas distribution utility. On December 19, 2003 the NSUARB issued to Heritage Gas an interim approval of a schedule of rates, tolls and charges and a license to operate. A full general tariff application for test years 2004 to 2008 will be filed in 2004. Heritage Gas activated its natural gas distribution system on December 20, 2003.

Subject to NSUARB approval, during the first five years of operation, the weather normalized under or over recovery of the annual revenue requirement will be accumulated and either recovered from or refunded to customers through adjustments to future rates. There was no material impact on AltaGas' 2003 earnings from Heritage Gas.

RISK FACTORS

A number of factors, including but not limited to those discussed in this section, could cause AltaGas' results to differ materially from AltaGas' current expectations.

Operating Risk

As AltaGas continues to grow and diversify its midstream energy business the risk profile of the Company may change. AltaGas may enter into or expand business components where there is greater economic exposure and more "at risk" capital. The Company's expectation of higher returns from these businesses justifies the level of risk. In addition, AltaGas enters into these businesses on the basis that these risks can be actively managed.

AltaGas' current operations are subject to the risks normally associated with the operation and development of natural gas and power facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of these events could increase AltaGas' costs and reduce its ability to process or transport natural gas or deliver power.

The Company believes that operational risk is best managed by maintaining control over the timing of capital expenditures, operational decisions and costs by becoming the operator of the facilities in which it invests. At the end of 2003, AltaGas operated 65 of its 67 field gathering and processing facilities, all of its transmission facilities and all of AltaGas Utilities distribution assets. AltaGas does not operate its extraction plant interests or the assets underlying its power purchase based arrangements. Failure by the operators of these facilities to operate at the cost or in the manner projected by AltaGas could negatively affect AltaGas' results.

Facility Throughput

The majority of AltaGas' gathering and processing facilities process or transport natural gas from the Western Canadian Sedimentary Basin. Continuing use of these systems is dependent on a number of factors including the level of exploration and development within the basin, the longer term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' gathering and processing facilities is influenced by production of natural gas in the areas serviced by AltaGas. At all its field gathering and processing facilities, AltaGas actively pursues opportunities to maintain or increase throughput and has been successful in offsetting production declines. AltaGas' contract provisions mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover its invested capital in a relatively short period of time. (See "Field gathering and Processing - Contracts"). The majority of AltaGas' field processing facilities are skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

Market Risk

AltaGas is exposed to market risks resulting from movements in commodity prices and interest rates. The Company manages its exposure to these risks through the use of various physical and financial instruments.

The Company's Commodity Risk Management Policy details the parameters used to measure, monitor and report commodity price risks. It also includes risk management guidelines and objectives, risk tolerance and approved products. This policy prohibits the use of physical and financial instruments for speculative purposes.

Electricity Prices

AltaGas' revenue from sales related to PPAs are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. AltaGas reduces its exposure to floating electricity prices by supplying internal electrical demand requirements and locking in margins with financial instruments.

Natural Gas Liquids Fractionation Price

AltaGas' extraction business depends in part on the level of demand for and pricing of NGLs. AltaGas cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGLs prices and crude oil prices. As crude oil prices fall, NGLs prices will generally decrease subject to other factors that influence the supply and demand. All of AltaGas' net share of the ethane production and approximately 50 percent of AltaGas' share of NGLs bear no commodity price risk. The remaining NGLs are subject to the spread between the price received for the NGLs extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs.

Interest Rate Risk

AltaGas is exposed to interest rate fluctuations on variable rate debt. The Company monitors its level of fixed to floating and variable rate debt instruments and from time to time interest rate swaps are used to help maintain balances of each commensurate with the Company's target to have 70 to 75 percent of its debt at fixed interest rates. At December 31, 2003 the Company had fixed interest rates on $180.0 million or 61 percent of its floating rate debt through interest rate swaps. At year end approximately $280.0 million or 71 percent of the Company's total debt, including its Medium Term Notes and swaps, was at fixed interest rates.

Weather

The AEUB sets rates based upon a deemed capital structure, an allowed rate of return on common equity, an approved rate base and costs expected to be incurred by the utility assuming normal weather conditions. As customers are billed on an actual volume basis, the utility's ability to recover the allowed rate of return depends upon achieving the forecast distribution volumes under "normal weather" conditions. Degree days are used to measure coldness in a franchise area. Degree day deficiency is a measure of coldness. It is calculated by accumulating for each day in the fiscal period the total number of degrees by which the daily mean temperature falls below 18 degrees celcius.

Regulatory

AltaGas' businesses are subject to regulation in the jurisdictions in which they carry on business. Pipeline and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulator intervention. In the natural gas distribution business under return on rate base regulation, rates are set which allow the regulated entity the opportunity to cover its costs and earn a reasonable return. However there is no guarantee that the entity will earn its fair return because rates are set to cover future estimated costs based on future estimated demand and "normal weather" conditions and the entity's actual revenues may be more or less than the actual costs. In addition, warmer than normal weather may result in lower than expected demand.

Credit Risk

AltaGas is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future financial obligations to AltaGas. The Company minimizes counterparty risk by conducting credit reviews on clients prior to providing services, by participating in contract negotiations to include credit mitigation clauses and by obtaining financial or performance assurances from clients. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

ENVIRONMENTAL REGULATION

The natural gas gathering and processing industry and the power generation industry are subject to environmental regulation pursuant to local, provincial, territorial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. Due to the highly toxic and corrosive nature of sour gas, numerous extra regulatory precautions are applied to sour gas wells, processing facilities and pipelines. Environmental legislation can affect the operation of facilities and limit the extent to which facility expansion is permitted. In addition, provincial, territorial and federal legislation requires that facility sites and pipelines be abandoned and reclaimed to the satisfaction of provincial authorities and local landowners. A breach of such legislation may result in the imposition of fines, the issuance of clean-up orders or the shutting down of facilities and pipelines.

AltaGas takes its responsibility to protect the environment in which it operates very seriously. Its mandate is to fully comply with all environmental laws and regulations and to immediately and efficiently deal with any environmental incidences. AltaGas believes that the cost of complying with current environmental laws and regulations has not had and will not have a material effect on the Company's financial position.

With respect to the Kyoto Protocol on Climate Change (Kyoto), although federal and provincial implementing legislation and related regulations are not currently available, AltaGas is embarking on a program to quantify its current level of greenhouse gas emissions. In that way, the Company will be in a position to proactively develop a strategy to reduce greenhouse gas emissions consistent with federal and provincial legislation and regulations. At this point in time, AltaGas cannot determine definitively whether the impacts of Kyoto will have a material affect on its financial position.

HUMAN RESOURCES

At December 31, 2003 AltaGas and its subsidiaries employed a total of 517 individuals. Approximately 269 individuals were directly employed in the Gathering and Processing segment, 19 were directly employed in the Energy Services segment and 159 were directly employed in Natural Gas Distribution segment with corporate support of 70 employees.

None of AltaGas' employees, other than certain employees of AltaGas Utilities, is currently a member of a collective bargaining unit. Approximately 85 employees of AltaGas Utilities are members of a bargaining unit, the *Communications, Energy and Paperworkers Union of Canada*, Local 1947. A collective agreement was in place until December 31, 2003 and is under renegotiation. AltaGas Utilities' management expects that a mutually beneficial extension of the collective agreement will be reached with the bargaining unit in the first quarter of 2004. Over the 22-year history of its relationship with the bargaining unit, AltaGas Utilities has not experienced any labour disruption due to the collective bargaining process. AltaGas Utilities and members of the bargaining unit participate in a Labour Management Committee that meets quarterly to review and take action on important issues in a timely manner.

ENBRIDGE INC.

Pursuant to certain agreements dated May 12, 1999 AltaGas and Enbridge Inc. ("Enbridge") agreed to establish a strategic alliance to provide midstream natural gas services to natural gas producers in the Western Canadian Sedimentary Basin. The shareholder agreement dated May 12, 1999 between the Corporation and Enbridge (the "Shareholder Agreement") sets forth certain corporate governance matters relating to the composition of the Corporation's board of directors (the "Board" or the "Board of Directors"), Enbridge's entitlement to maintain its ownership interest in AltaGas shares (being common shares, participating shares and common shares issuable upon exercise of warrants or options (including stock options granted under the Corporation's Stock Option Plan) or issuable pursuant to the exercise of conversion rights under any securities convertible into, exchangeable for or exercisable for AltaGas shares); restrictions on resale of AltaGas shares by Enbridge and restrictions on voting of AltaGas shares by Enbridge.

The Shareholder Agreement provides that until May 12, 2004 and while Enbridge continues to beneficially own at least 9.9 percent of the AltaGas shares, Enbridge will be entitled to maintain its ownership interest by participating in any future issuances of AltaGas shares whether such issuances are made on a private placement or public basis, upon exercise of options or as consideration for the purchase of assets. However, until May 12, 2004, Enbridge is not entitled to increase its direct or indirect beneficial ownership of AltaGas shares to greater than 40 percent of the issued and outstanding AltaGas shares, except that this restriction does not apply to the purchase of AltaGas shares by Enbridge from certain insiders of AltaGas or where any person commences certain business combination transactions involving AltaGas.

At December 31, 2003 Enbridge held 9,197,500 common shares or 25.05 percent of the issued and outstanding AltaGas common shares. Enbridge also holds 9,000,000 participating shares or 100 percent of the issued and outstanding participating shares. The non-voting participating shares are convertible at the holder's option into common shares, one for one (subject to adjustment), any time prior to September 30, 2004. AltaGas may at any time after September 30, 2004, and shall by September 30, 2009, either: (i) redeem the participating shares for a specified sum in cash; or (ii) convert all of the participating shares in exchange for a specified number of common shares based on the weighted average trading price per common share for the 20 trading days immediately preceding the date of the determination thereof.

Enbridge has the right pursuant to the terms of a Registration Rights Agreement dated May 12, 1999 to request that AltaGas file and obtain a receipt for a prospectus to allow Enbridge, at its expense, to complete a secondary offering of common shares, or securities convertible or exchangeable into common shares (except for participating shares), beneficially owned by Enbridge.

DIVIDENDS

On January 11, 2001 the Corporation declared its first quarterly cash dividend per fully paid common share and participating share in the capital stock of the Company, which was paid on March 31, 2001. No dividends were paid on any shares of AltaGas from the date of its incorporation to the end of December 2000.

Dividend levels will be reviewed periodically by the Board of Directors giving consideration to AltaGas' growth-related initiatives, financial position, financing requirements, cash flow and other relevant factors. The following table summarizes the dividends paid by AltaGas in 2003, 2002 and 2001.

	2003	2002	2001
First quarter	$0.08	$0.06	$0.03
Second quarter	$0.08	$0.06	$0.03
Third quarter	$0.11	$0.08	$0.06
Forth quarter	$0.11	$0.08	$0.06
Total	$0.38	$0.28	$0.18

MARKET FOR SECURITIES

The Corporation's common shares are listed on the Toronto Stock Exchange under the symbol "ALA". The following chart provides the reported high and low trading prices and volume of trading of AltaGas' common shares by month during 2003.

Month	High	Low	Volume
January	$10.25	$9.21	592,000
February	$10.92	$9.95	632,800
March	$10.69	$9.50	428,800
April	$10.17	$9.37	573,600
May	$10.75	$9.80	908,800
June	$11.39	$10.20	1,187,200
July	$11.50	$10.50	1,361,300
August	$13.50	$11.26	1,005,800
September	$13.21	$12.15	1,031,000
October	$14.32	$12.40	1,726,700
November	$14.99	$13.95	1,247,600
December	$16.25	$14.02	1,389,000

CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Standard & Poor's ("S&P") and Dominion Bond Rating Service Limited ("DBRS") are rating agencies that provide credit ratings ("Rating Agencies"). The Rating Agencies' ratings for debt instruments range from a high of AAA to a low of D.

DBRS rates AltaGas' medium term notes ("Notes") at BBB (low) with a stable trend. S&P rates AltaGas' senior unsecured debt at BBB- and the long term Company credit at BBB- with a negative outlook.

According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category.

According to the S&P rating system, an obligor rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

AltaGas' DBRS rating reflects the increase in the Company's risk profile as a result of the expansion into the non-regulated electricity market. The rating remains supported by the Company's track record of managing rapid growth while maintaining key debt and coverage ratios at acceptable levels, and the favourable outlook for the gathering and processing business. On March 11, 2004 DBRS placed AltaGas' medium term notes under review with developing implications in response to AltaGas' proposal to be reorganized into an Income Trust. The developing nature of the review reflects DBRS' preliminary expectation that the conversion to a Trust is unlikely to cause any change in the current medium term note rating. DBRS will provide a rating update following a review of the final structure of the Trust.

S&P states AltaGas' BBB- rating benefits from the stability of AltaGas' gathering and processing, and natural gas distribution businesses. The negative outlook reflects S&P's concern regarding AltaGas' acquisition-related growth strategy, and the Company's ability to maintain its financial profile as it continues to grow. On March 12, 2004, S&P affirmed AltaGas BBB- corporate credit and senior unsecured debt ratings following the Company's announcement of a proposed corporate reorganization into an income trust, AltaGas Income Trust (AIT). The outlook is negative. S&P stated, "AltaGas' average business profile reflects the stability and predictability of the Company's fee-for-service and cost-of-service businesses. The company's business strategy focuses on owning and operating integrated components of the energy midstream industry, which S&P expects will remain unchanged. AIT's below-average financial profile reflects

the limited financial flexibility inherent in the Trust's pro forma capital structure, which could be exacerbated by future acquisitions. S&P expects AIT will distribute substantially all of its cash flow (after financing costs and maintenance capital expenditures); therefore future growth and acquisitions would require external financing. The negative outlook reflects the operating risks and commodity price exposure associated with AltaGas' energy services segment. The negative outlook also reflects S&P concerns regarding the execution risks associated with future acquisitions".

The credit ratings accorded to the securities by the Rating Agencies are not recommendations to purchase, hold or sell the securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant.

CONSOLIDATED CAPITALIZATION

The following table sets forth AltaGas' bank indebtedness and consolidated capitalization at December 31, 2003.

(in thousands)		
Short term debt:		
Operating loans(1) (3)	$	4,493
Long term debt:		
Operating loan(2)	$	292,358
Medium Term Notes(4)	$	100,000
Total long term debt	$	392,358
Shareholders' equity(5)(6)		
Common Shares	$	179,076
Participating Shares	$	88,964
Retained Earnings	$	95,287
Total shareholders' equity	$	363,327
Total capitalization	$	760,178

Notes:

1. At December 31, 2003 AltaGas had a $50.0 million demand operating credit facility with a Canadian chartered bank. At December 31, 2003 AltaGas had drawn debt of $4.4 million on the demand operating credit facility which bears interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee.

2. At December 31, 2003 AltaGas had a $300.0 million extendible revolving term credit facility with a syndicate of Canadian chartered banks. Effective October 12, 2003 the facility was extended for an additional 364 days. At December 31, 2003 $289.0 million was drawn on the revolving term credit facility which bears interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee.

3. At December 31, 2003 AltaGas had a $75.0 million 364 day extendible revolving letter of credit facility with a Canadian chartered bank. The facility bears fees and interest at market rates. AltaGas may borrow up to $25.0 million by way of prime borrowings or banker's acceptances on the letter of credit facility. At December 31, 2003 $0.1 million in bank debt was drawn on facility. The extendible revolving term credit facility matures on June 28, 2004 but can be extended on AltaGas' request and acceptance by the bank.

4. On October 4, 2000 AltaGas issued $100.0 million of 7.28 percent medium term notes pursuant to its $250.0 million medium term note program. Interest is payable semi-annually and the principal is due on October 4, 2005.

5. AltaGas' authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2003 there were 36,716,844 common shares and 9,000,000 participating shares issued the only series of preferred shares issued. On September 30, 1999 AltaGas issued 9,000,000 participating shares by way of a private placement. The participating shares are convertible at the holder's option and are redeemable or convertible at AltaGas' option.

6. As at December 31, 2003 there were options outstanding to purchase an aggregate of 1,506,362 common shares.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

As of January 1, 2002 AltaGas began reporting consolidated financial and operating results on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

- Gathering and Processing includes natural gas field gathering and processing, transmission pipelines, ethane and NGLs extraction; and third party facility operations.
- Energy Services includes power services, natural gas services and oil and natural gas production.
- Natural Gas Distribution consists of the distribution of natural gas and is conducted through AltaGas Utilities, AltaGas' one-third interest in Inuvik Gas and the Company's 24.9 percent interest in Heritage Gas.

The following table summarizes selected financial information for the Corporation for the last five financial years.

	Year ended and as at December 31				
($ millions, except per share amounts)	**2003**	**2002**	**2001**	**2000**	**1999**
Revenue					
Gathering and Processing	$ 156.7	$ 106.1	$ -	$ -	$ -
Energy Services	521.6	355.9	-	-	-
Gathering, Processing and Services	-	-	448.1	469.7	195.9
Natural Gas Distribution	129.4	94.3	120.6	98.0	66.0
Intersegment elimination	(98.8)	(63.6)	(78.9)	(61.0)	(4.1)
	$ 708.9	$ 492.7	$ 489.8	$ 506.7	$ 257.8
Net revenue					
Gathering and Processing	$ 140.2	$ 99.6	$ -	$ -	$ -
Energy Services	49.6	44.2	-	-	-
Gathering, Processing and Services	-	-	108.1	88.2	58.7
Natural Gas Distribution	30.5	28.9	26.9	28.1	27.2
Intersegment elimination	(0.4)	(2.8)	-	-	-
	$ 219.9	$ 169.9	$ 135.0	$ 116.3	$ 85.9
EBITDA	121.9	94.8	69.9	57.0	42.8
- per share (basic)	2.68	2.24	1.83	1.50	1.62
- per share (diluted)	2.66	2.23	1.83	1.49	1.38
Net income	38.3	29.4	19.2	17.6	11.3
- per share (basic)	.84	0.70	0.50	0.46	0.43
- per share (diluted)	.84	0.69	0.50	0.46	0.36
Funds from operations	90.2	70.8	50.2	40.5	28.6
- per share (basic)	1.98	1.67	1.31	1.06	1.08
- per share (diluted)	1.97	1.66	1.31	1.06	0.92
Total assets	$ 919.3	$ 904.9	$ 721.1	$ 581.1	$ 436.5
Total debt	$ 396.9	$ 419.5	$ 383.9	$ 216.9	$ 151.9

Notes:
Certain comparative figures have been reclassified to conform to the correct financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior period information has been restated for the effect of the adoption.

The following table summarizes selected financial information for the Corporation on a quarterly basis for the periods indicated.

	Three Months Ended							
($ millions, except per share amounts)	**Dec. 31/03**	**Sept. 30/03**	**June 30/03**	**Mar. 31/03**	**Dec. 31/02**	**Sept. 30/02**	**June 30/02**	**Mar. 31/02**
Revenue								
Gathering and Processing	$ 42.6	$ 38.2	$ 36.4	$ 39.5	$ 29.2	$ 25.4	$ 24.7	$ 26.8
Energy Services	128.0	117.0	124.0	152.6	112.4	78.6	87.0	77.9
Gathering, Processing and Services	-	-	-	-	-	-	-	-
Natural Gas Distribution	34.7	12.9	23.5	58.3	34.0	9.1	15.4	35.8
Intersegment elimination	(26.3)	(10.2)	(15.3)	(47.0)	(25.3)	(5.9)	(12.5)	(19.9)
	$179.0	$157.9	$168.6	$203.4	$150.3	$107.2	$114.6	$120.6
Net revenue								
Gathering and Processing	$ 38.7	$ 34.4	$ 33.0	$ 34.1	$ 26.7	$ 24.0	$ 23.5	$ 25.4
Energy Services	13.2	14.1	12.5	9.8	14.6	13.0	10.2	6.4
Gathering, Processing and Services	-	-	-	-	-	-	-	-
Natural Gas Distribution	9.2	4.9	5.8	10.6	8.5	4.5	5.9	10.0
Intersegment elimination	(0.1)	(0.1)	(0.1)	(0.1)	(1.0)	(0.1)	(0.7)	(1.0)
	$ 61.0	$ 53.3	$ 51.2	$ 54.4	$ 48.8	$ 41.4	$ 38.9	$ 40.8
EBITDA	34.7	29.1	27.4	30.7	27.8	21.9	21.1	24.0
- per share (basic)	0.76	0.64	0.60	0.68	0.62	0.48	0.52	0.62
- per share (diluted)	0.75	0.63	0.60	0.67	0.61	0.48	0.52	0.62
Net income	12.0	9.3	6.8	10.2	11.2	5.7	4.9	7.6
- per share (basic)	0.26	0.20	0.15	0.23	0.25	0.13	0.12	0.20
- per share (diluted)	0.26	0.20	0.15	0.22	0.25	0.13	0.12	0.20
Funds from operations	26.7	21.1	20.5	21.9	22.4	17.6	16.0	14.8
- per share (basic)	0.58	0.46	0.45	0.48	0.50	0.39	0.40	0.39
- per share (diluted)	0.58	0.46	0.45	0.48	0.49	0.39	0.39	0.38

Notes:
Certain comparative figures have been reclassified to conform to the correct financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior quarter information has been restated for the effect of the adoption.

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation and principal occupations within the last five years of the current directors and officers of the Corporation are set out below.

Name of Director, Municipality of Residence and Position with the Corporation	Principal Occupation during the Past Five Years	Director Since(1)	Common Shares Beneficially Owned at Dec 31/03
Directors (8)			
John B. Breen (2) Toronto, Ontario	Managing Partner of MWI & Partners (Merchant Banking Fund). Prior to 1997, Managing Director of CIBC Wood Gundy Capital and Vice President of CIBC.	1999	21,543
David W. Cornhill (4)(6) Calgary, Alberta	In 2003, named Chairman and Chief Executive Officer. President and Chief Executive Officer of AltaGas from 1994 to 2003.	1994	978,858
Bonnie D. DuPont (3)(5) Calgary, Alberta	Group Vice President, Corporate Resources of Enbridge, a energy transportation, distribution and services company, since 2000. Senior Vice President, Human Resources and Public Affairs of Enbridge from 1998 to 2000. From 1990 to 1998, was the Director, Human Resources and Administrative Services of Alberta Pool (Agricore).	1999	1,700
Denis C. Fonteyne (3)(4)(5) Calgary, Alberta	Natural Gas Industry Consultant since 1997. Prior thereto Executive Vice President of CanStates Gas Marketing.	1998	35,800
Daryl H. Gilbert (2) Calgary, Alberta	President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. (an energy industry consulting firm).	2000	6,300
Myron F. Kanik (3)(4)(5)(7) Calgary, Alberta	President of Kanik and Associates Ltd., an energy industry consulting company, since 1999. President of the Canadian Energy Pipeline Association from 1993 to 1999. Deputy Minister for the Alberta Department of Energy 1985 to 1993.	2001	30,000
Stephen J. Letwin (2) Calgary, Alberta	Group Vice President Gas Strategy and Corporate Development of Enbridge since April 2003; Group Vice President Distribution and Service from September 2000 to April 2003. Prior to joining Enbridge in 1999, Mr. Letwin held senior executive positions with a number of companies in the energy transmission, exploration and production sectors.	2003	0
David F. Mackie(3)(5) Houston, Texas	Energy Industry Consultant and Investor.	1995	1,127,630

Notes:

(1) The directors of the Corporation are elected each year at the annual meeting of shareholders and serve until the next annual meeting of shareholders or until their successors are elected or appointed.

(2) Member of the Audit Committee of the Corporation. The Corporation is required to have an audit committee under the CBCA, the corporate statute governing the Corporation.

(3) Member of the Human Resources and Compensation Committee of the Corporation.

(4) Member of the Environment and Safety Committee of the Corporation.

(5) Member of the Governance Committee of the Corporation.

(6) Chairman of the Board of Directors of the Corporation.

(7) Lead Director.

Officers Who Are Not Directors

Dennis A. Dawson Calgary, Alberta Vice President, General Counsel and Corporate Secretary	Vice President General Counsel and Corporate Secretary since 1998. Associate General Counsel, AltaGas, 1997 to 1998.
Lorne M. Heikkinen Edmonton, Alberta President, AltaGas Utilities	President, AltaGas Utilities since November 1, 1994.
Gary R. Holden Calgary, Alberta President and Chief Operating Officer	President and Chief Operating Officer since April 1, 2003. Chairman, CEO and President of EnSource Energy Services Inc. from April 2000 to July 2002. Executive Vice President of Generation at TransAlta Corporation from October 1998 through April 2000. CEO and Managing Director of TransAlta New Zealand Limited from October 1992 through September 1998.
Kim R. Hubick Calgary, Alberta Corporate Controller	Corporate Controller since June 1, 2003. Vice President, Finance and Business Services with Central Alberta Midstream from August 2001 through May 2003. Financial Director, Operations Canadian Pacific Railway from November 1998 to June 2001.
Denise M. Kitagawa Calgary, Alberta Divisional Vice President Extraction and Transmission	Divisional Vice President Extraction and Transmission since January 1, 2004. Vice President from 2001 to 2004. Vice President Business Analysis – GP&S, 2001. Vice President Business Integration from 1998 to 2001. Vice President, Corporate Development of the Corporation from 1996 to 1998. Vice President, Finance of the Corporation from 1994 to 1996.
Gerry M. Malin Calgary, Alberta Vice President Regulatory and Northern Development	Vice President Regulatory and Northern Development since 2001. Vice President Gas Services of AltaGas from 1994 to 2001.
John W.A. McDonald Calgary, Alberta Vice President	Vice President since 2002. Vice President Field Gathering and Processing since 2001. Vice President Operations of AltaGas from 1996 to 2001.
Patricia M. Newson Calgary, Alberta Senior Vice President Finance and Chief Financial Officer	Senior Vice President Finance and Chief Financial Officer since 1998. Vice President Finance and Chief Financial Officer, AltaGas, 1997 to 1998. Manager Strategic Planning, BC Hydro and Power Authority from 1995 to 1996.
Marilyn A. Pfaefflin Calgary, Alberta Treasurer	Treasurer since 1998. Consultant with AltaGas from 1996 to 1998.
Kent E. Stout Calgary, Alberta Vice President Corporate Resources	Vice President Corporate Resources since 2002. Director Human Resources of AltaGas from 1999 to 2002. Manager Human Resources of AltaGas from 1998 to 1999.
Marshal L. Thompson Calgary, Alberta Segment Vice President Gathering and Processing	Segment Vice President Gathering and Processing since 2002. Director of Marketing and Extraction 2000 to 2002. Vice President, Employee Relations TransCanada PipeLines Limited 1999 to 2000.

As at December 31, 2003 the directors and executive officers of the Corporation as a group owned beneficially, directly or indirectly, or exercised control or direction over 2,918,429 of the common shares of the Corporation, or approximately 7.95 percent of the outstanding common shares. As at December 31, 2003 certain of the directors and officers also had been granted stock options to acquire an aggregate of 1,071,863 common shares.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of the Corporation and its subsidiaries may be subject in connection with the operations of the Corporation or its subsidiaries. Some of the directors and officers of the Corporation are currently engaged and will continue to be engaged in the midstream industry, and situations may arise where directors and officers will be in direct conflict with the Corporation or its subsidiaries. Conflicts, if any, will be subject to and dealt within in accordance with the procedures and remedies under the CBCA or the relevant corporate statute.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The management of the Corporation is not aware of any material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a corporation that is an insider or subsidiary of the Corporation, or any other insider of the Corporation, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries. See also the discussion of the Shareholder Agreement and the Registration Rights Agreement with Enbridge Inc. under the heading *Enbridge Inc.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

The information, which is found under the heading "management's discussion and analysis" contained on pages 21 to 38 of the Corporation's 2003 annual report, is incorporated herein by reference.

ADDITIONAL INFORMATION

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase the Corporation's securities, and interests of insiders in material transactions, where applicable, is contained in the Corporation's Information Circular dated March 14, 2003 in connection with the Annual and Special Meeting of shareholders held April 22, 2003 (the "2003 Information Circular") and the Corporation's 2004 Information Circular which is expected to be filed on or about April 1, 2004 in connection with the Special Meeting of shareholders to be held April 29, 2004 (the "2004 Information Circular").

Additional financial information is contained in AltaGas' consolidated financial statements for the year ended December 31, 2003 (the "Annual Financial Statements') and management's discussion and analysis contained in the 2003 Annual Report of the Corporation.

The Corporation will provide to any person, upon request to the Secretary of the Corporation at 1700, 355 - 4th Ave. SW, Calgary, Alberta, T2P 0J1:

(a) this Annual Information Form together with any document or the pertinent pages of any document incorporated by reference herein;

(b) the Annual Financial Statements together with the auditors' report thereon and any interim financial statements of the Corporation subsequent to the date of the Annual Financial Statements that have been filed with the relevant regulatory authorities; and

(c) the 2003 and the 2004 Information Circulars,

provided that the Corporation may charge a reasonable fee for providing the documents listed in paragraphs (a), (b) and (c) to any person who is not a security holder of the Corporation who requests such documents at a time when the Corporation is not in the course of a distribution of its securities pursuant to a short-form prospectus. When the Corporation is in the course of a distribution pursuant to a short-form prospectus, it will also provide a copy of any other documents that are incorporated by reference into the short-form prospectus.

The Company routinely files all required documents through the SEDAR system and on its own website. Internet users may retrieve such material through the SEDAR website www.sedar.com, or from the Company's website at www.altagas.ca.

TRANSFER AGENTS AND REGISTRARS

The Registrar and Transfer Agent for the AltaGas' common shares is Computershare Trust Company of Canada, 600, 530 8th Avenue S.W. Calgary, Alberta T2P 3S8, Telephone 1-888-267-6555.

The Registrar and Trustee for AltaGas' notes is Computershare Trust Company of Canada, 710, 530 8th Avenue S.W. Calgary, Alberta T2P 3S8, Telephone 1-888-267-6555.

EFFECTIVE DATE

Unless otherwise specifically herein provided, the information contained in this Annual Information Form is stated as at December 31, 2003.

MATERIAL CHANGE REPORT

Under Section 146(1) of the *Securities Act* (Alberta) And Equivalent Provisions of Securities Legislation in Other Provinces of Canada

15

1. **Reporting Issuer**

The name and address of the reporting issuer is:

AltaGas Services Inc.
1700, 355 – 4th Street S.W.
Calgary, Alberta T2P 0J1

2. **Date of Material Change**

The material change occurred on March 10, 2004.

3. **Press Release**

A press release reporting the material change was issued on March 10, 2004 at Calgary, Alberta.

4. **Summary of Material Change**

AltaGas Services Inc. ("AltaGas") announced that its Board of Directors has approved a proposal to reorganize the business of AltaGas into an income trust to be called the AltaGas Income Trust (the "Trust").

5. **Full Description of Material Change**

AltaGas Services Inc. ("AltaGas") announced that its Board of Directors has approved a proposal to reorganize the business of AltaGas into an income trust to be called the AltaGas Income Trust (the "Trust").

The reorganization will be accomplished by way of a plan of arrangement under the Canada Business Corporations Act (the "Plan of Arrangement"). The Plan of Arrangement will be subject to the approval of the holders of AltaGas' Common Shares, Participating Shares and Options, voting at a special meeting to be held on April 29, 2004. In addition to securityholder approval, the Plan of Arrangement will be subject to receipt of regulatory and court approvals.

The proposed reorganization is the foundation of a plan to enhance securityholder value and for continued prudent growth. Cash flow generated by the business of AltaGas will be distributed to AltaGas securityholders as the holders of the units

("Units") of the Trust. The Trust will retain sufficient cash flow to fund maintenance capital and capital committed in the Natural Gas Distribution segment.

The current business and operations of AltaGas will be unaffected by the proposed reorganization. The executive team of AltaGas is expected to be continued to be led by David Cornhill, Chairman and Chief Executive Officer, Gary Holden, President and Chief Operating Officer, and Patricia Newson, Senior Vice President Finance and Chief Financial Officer.

Pursuant to the Plan of Arrangement AltaGas securityholders will effectively receive one Unit of the Trust that will own AltaGas for each AltaGas Common Share held. For taxable AltaGas securityholders resident in Canada, the exchange of AltaGas Common Shares for Units will generally result in a disposition giving rise to a gain or loss for tax purposes (other than securityholders who hold their securities inside a tax deferred plan such as a registered retirement savings plan). Certain management and directors may divest part of their current holdings for personal tax and structural reasons.

Taxable Canadian securityholders will be able to elect to exchange part of their Common Shares for their pro rata entitlement to certain limited partnership units that will be exchangeable into Units to facilitate the tax free rollovers of those Common Shares. There will be a maximum number of exchangeable partnership units issued under the Plan of Arrangement. At present AltaGas estimates that approximately half of the securities will be exchangeable into partnership units. If requests for exchangeable partnership units exceed the maximum available, the exchangeable partnership units will be prorated among those electing and those securityholders will receive Units in place of any pro-rated exchangeable partnership units. Non-resident and tax exempt securityholders will be eligible only for Units.

AltaGas expects that the Units will be eligible for inclusion in RRSPs, RRIFs and other registered plans.

An information circular which will describe the proposed reorganization and detail the Plan of Arrangement is anticipated to be mailed to securityholders in late March. The information circular will also be available on the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com and on AltaGas' website at www.altagas.ca.

6. **Reliance on Confidential Disclosure Provisions**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

Marilyn A. Pfaefflin
AltaGas Services Inc.
1700, 355 – 4th Ave. S.W.
Calgary, Alberta, T2P 0J1

Tel: (403) 6911-7540

Dennis A. Dawson
AltaGas Services Inc.
1700, 355 – 4th Ave. S.W.
Calgary, Alberta, T2P 0J1

(403) 691-7534

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED March 22, 2004 at Calgary, Alberta.

ALTAGAS SERVICES INC.

Per: [Signed]
Dennis A. Dawson
Vice-President, General Counsel
and Corporate Secretary

Computershare

600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: 1 (866) 331-6361 Fax.: (403) 267-6529

RECEIVED 10 P 3:

(16)

March 29, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
TSX

Dear Sirs:

Subject: AltaGas Services Inc.

We confirm that the following material was sent by pre-paid mail on March 26, 2004 to the registered shareholders and the plan holders of the subject Corporation:

1. Annual Report 2003

We further confirm that copies of the above mentioned material were sent by courier, on March 26, 2004 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications, excluding ADP Investor Communications and ADP Proxy Services.

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com

cc: AltaGas Services Inc.
Attention: Marilyn Pfaefflin

Computershare

600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: 1 (866) 331-6361 Fax.: (403) 267-6529

RECEIVED

10 P 3:11

(17)

March 31, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
TSX

Dear Sirs:

Subject: AltaGas Services Inc.

We confirm that the following material was sent by pre-paid mail on March 30, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. Notice of Meeting / Notice of Petition / Information Circular and Proxy Statement
2. Proxy
3. Proxy Return Envelope
4. Letter of Transmittal
5. Security Return Envelope
6. Notice of Guaranteed Delivery

We also confirm that copies of the above mentioned material, together with an NI 54-102 Card were sent by courier, on March 30, 2004 to each intermediary, excluding ADP Investor Communications and ADP Investor Communication Services, holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

We further confirm that copies of the Notice of Meeting / Notice of Petition / Information Circular and Proxy Statement, Voting Instruction Form, Memo to the Members of the Employee Share Purchase Savings Plan and Proxy Return Envelope were sent by pre-paid mail on March 31, 2004 to the plan holders of the subject Corporation.

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com

cc: AltaGas Services Inc.
Attention: Marilyn Pfaefflin

ALTAGAS SERVICES INC.

INSTRUMENT OF PROXY
(COMMON SHAREHOLDERS)

FOR THE SPECIAL MEETING OF COMMON SHAREHOLDERS, PARTICIPATING SHAREHOLDERS AND OPTIONHOLDERS

TO BE HELD ON APRIL 29, 2004

(18)

The undersigned holder of Common Shares of AltaGas Services Inc. ("**AltaGas**") hereby appoints David W. Cornhill, Chairman, President and Chief Executive Officer of AltaGas, of the City of Calgary, in the Province of Alberta, or, failing him, Patricia M. Newson, Senior Vice-President, Finance and Chief Financial Officer of AltaGas, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ________ __________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the "**Meeting**") of Common Shareholders, Participating Shareholders and Optionholders ("**Securityholders**") to be held on Thursday, April 29, 2004 at 3:00 p.m. (Calgary time) at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned directs the said proxyholder to vote the Common Shares represented by this Instrument of Proxy in the following manner (check (✓) the appropriate box):

1. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing a special resolution, the full text of which is set forth as Appendix A to the Information Circular and Proxy Statement of AltaGas dated March 26, 2004 (the "**Information Circular**"), approving an arrangement under Section 192 of the *Canada Business Corporations Act*, all as more particularly set forth and described in the Information Circular;

2. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing an ordinary resolution, the full text of which is set forth in the Information Circular, approving a trust unit option plan, all as more particularly set forth and described in the Information Circular; and

3. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of AltaGas. The Common Shares represented by this Instrument of Proxy will be voted and, where the Securityholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each Securityholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Securityholder, to attend and to act for and on behalf of such Securityholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Securityholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

DATED this _____ day of ________, 2004

____

(signature of Securityholder)

____

(name of Securityholder - please print)

NOTES:

1. **If the Securityholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.**

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the Common Shares are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, at least 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

ALTAGAS SERVICES INC.

INSTRUMENT OF PROXY
(PARTICIPATING SHAREHOLDER)

FOR THE SPECIAL MEETING OF COMMON SHAREHOLDERS, PARTICIPATING SHAREHOLDERS AND OPTIONHOLDERS

TO BE HELD ON APRIL 29, 2004

The undersigned holder of Participating Shares of AltaGas Services Inc. ("**AltaGas**") hereby appoints David W. Cornhill, Chairman, President and Chief Executive Officer of AltaGas, of the City of Calgary, in the Province of Alberta, or, failing him, Patricia M. Newson, Senior Vice-President, Finance and Chief Financial Officer of AltaGas, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the "**Meeting**") of Common Shareholders, Participating Shareholders and Optionholders ("**Securityholders**") to be held on Thursday, April 29, 2004 at 3:00 p.m. (Calgary time) at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned directs the said proxyholder to vote the Participating Shares represented by this Instrument of Proxy in the following manner (check (√) the appropriate box):

1. FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing a special resolution, the full text of which is set forth as Appendix A to the Information Circular and Proxy Statement of AltaGas dated March 26, 2004 (the "**Information Circular**"), approving an arrangement under Section 192 of the *Canada Business Corporations Act*, all as more particularly set forth and described in the Information Circular;

2. FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing an ordinary resolution, the full text of which is set forth in the Information Circular, approving a trust unit option plan, all as more particularly set forth and described in the Information Circular; and

3. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of AltaGas. The Participating Shares represented by this Instrument of Proxy will be voted and, where the Securityholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each Securityholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Securityholder, to attend and to act for and on behalf of such Securityholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Securityholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

DATED this _____ day of _________, 2004

____

(signature of Securityholder)

____

(name of Securityholder - please print)

NOTES:

1. **If the Securityholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.**

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the Participating Shares are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, at least 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

20

ALTAGAS SERVICES INC.

INSTRUMENT OF PROXY (OPTIONHOLDERS)

FOR THE SPECIAL MEETING OF COMMON SHAREHOLDERS, PARTICIPATING SHAREHOLDERS AND OPTIONHOLDERS

TO BE HELD ON APRIL 29, 2004

The undersigned holder of Options of AltaGas Services Inc. ("**AltaGas**") hereby appoints David W. Cornhill, Chairman, President and Chief Executive Officer of AltaGas, of the City of Calgary, in the Province of Alberta, or, failing him, Patricia M. Newson, Senior Vice-President, Finance and Chief Financial Officer of AltaGas, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ________ ____________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the "**Meeting**") of Common Shareholders, Participating Shareholders and Optionholders ("**Securityholders**") to be held on Thursday, April 29, 2004 at 3:00 p.m. (Calgary time) at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned directs the said proxyholder to vote the Options represented by this Instrument of Proxy in the following manner (check (v) the appropriate box):

1. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing a special resolution, the full text of which is set forth as Appendix A to the Information Circular and Proxy Statement of AltaGas dated March 26, 2004 (the "**Information Circular**"), approving an arrangement under Section 192 of the *Canada Business Corporations Act*, all as more particularly set forth and described in the Information Circular;

2. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing an ordinary resolution, the full text of which is set forth in the Information Circular, approving a trust unit option plan, all as more particularly set forth and described in the Information Circular; and

3. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of AltaGas. The Options represented by this Instrument of Proxy will be voted and, where the Securityholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each Securityholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Securityholder, to attend and to act for and on behalf of such Securityholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Securityholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

DATED this _____ day of ________, 2004

____

(signature of Securityholder)

____

(name of Securityholder - please print)

NOTES:

1. **If the Securityholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.**

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the Options are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, at least 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

AltaGas

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

to be held April 29, 2004

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

ALTAGAS SERVICES INC.

its

SECURITYHOLDERS

and

CERTAIN OTHER ENTITIES

March 26, 2004

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

March 26, 2004

Dear Securityholders:

You are invited to attend a special meeting (the "**Meeting**") of the holders of common shares ("**Common Shares**"), the holders of participating shares ("**Participating Shares**") and the holders of options ("**Options**") to acquire Common Shares (collectively, the "**Securityholders**") of AltaGas Services Inc. ("**AltaGas**") to be held at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Thursday, April 29, 2004 at 3:00 p.m. (Calgary time). At the Meeting, you will be asked to consider and, if thought advisable, approve a proposed plan of arrangement pursuant to the *Canada Business Corporations Act* (the "**Arrangement**") involving AltaGas, its Securityholders and certain other entities, and a related matter.

If approved, the proposed Arrangement will result in a new open-ended investment trust called AltaGas Income Trust (the "**Trust**"), that will own AltaGas' existing business and will make regular monthly distributions of cash to holders of the units of the Trust ("**Trust Units**"). The Trust will be efficiently managed by the same qualified team of professionals that presently manages AltaGas. These professionals have demonstrated their capabilities in delivering on financial and other objectives previously established at AltaGas and are committed to the future success of the Trust.

Pursuant to the Arrangement, Securityholders will be entitled to receive Trust Units for their Common Shares, on a one-for-one basis. Taxable Securityholders resident in Canada will alternatively be entitled to elect to receive a combination of Trust Units and certain limited partnership units ("**Exchangeable Securities**") that will be exchangeable into Trust Units on a one-for-one basis, for their Common Shares. There will, however, be a maximum number of Exchangeable Securities issued under the Arrangement and, if requests for Exchangeable Securities exceed the maximum, the Exchangeable Securities will be prorated among those electing.

The Exchangeable Securities are intended to be, to the greatest extent practicable, the economic and voting equivalent of Trust Units, being entitled to the same monthly cash distributions as a Trust Unit and being entitled to vote on Trust matters with holders of Trust Units through a special voting unit. **The election by a Securityholder to acquire Exchangeable Securities may have income tax or other consequences to that Securityholder which are not described in the enclosed materials and AltaGas provides no representation as to the tax consequences of such election. Any Securityholder considering the use of this election is urged to consult his or her own legal and tax advisors with respect to the consequences (tax or otherwise) associated with electing this alternative.**

Non-resident and tax-exempt Securityholders will be eligible to receive only Trust Units in exchange for their Common Shares.

Option holders may participate in the Arrangement by exercising their vested Options and receiving the same consideration as holders of Common Shares. All unvested Options, together with previously vested but unexercised Options, will become options to acquire Trust Units following the Arrangement.

Securityholders should deposit with Computershare Trust Company of Canada a duly completed Letter of Transmittal and Election Form, a copy of which is enclosed with these materials, on or before 4:30 p.m. (Calgary time) on April 23, 2004. Securityholders who do not deposit those documents by that time and who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have elected to receive one Trust Unit per Common Share. An alternative Letter of Transmittal and Election Form is available for those Securityholders who transfer their securities to a newly incorporated corporation and who wish to deposit the securities of that corporation rather than depositing the

securities themselves. Instructions for obtaining that Letter of Transmittal and Election Form are provided in the attached materials.

The resolutions regarding the Arrangement must be approved by two-thirds of the votes cast by Common Shareholders, Participating Shareholders and Optionholders, voting together as a single class, in person or by proxy at the Meeting. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and the receipt of all regulatory approvals.

As announced on February 18, 2004, the Board of Directors of AltaGas appointed a special committee of independent directors (the "**Special Committee**") to consider the Arrangement. The Special Committee received an opinion from AltaGas' financial advisor, RBC Dominion Securities Inc., that the consideration under the Arrangement is fair, from a financial point of view, to the Common Shareholders. **The Board of Directors, on the recommendation of the Special Committee and based on its own investigations, including its consideration of the fairness opinion of RBC Dominion Securities Inc., has concluded that the Arrangement is in the best interests of AltaGas and recommends that Securityholders vote in favour of the Arrangement.** Enbridge Inc., as holder of approximately 24.91% of the currently outstanding Common Shares and all of the Participating Shares, has confirmed its support for the Arrangement, including its agreement that its Participating Shares will be converted into Common Shares as part of the Arrangement. In addition, the management and directors of AltaGas, who own approximately 8.27% of the currently outstanding Common Shares, have indicated that they intend to vote in favour of the Arrangement.

The attached Information Circular and Proxy Statement and related materials contain a detailed description of the Arrangement, as well as detailed information regarding AltaGas and the Trust. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the Meeting.

On behalf of the Board of Directors of AltaGas, I would like to express our gratitude for the support our Securityholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of AltaGas in the past will continue in respect of the Trust should a favourable vote be obtained. We look forward to seeing you at the Meeting.

Yours very truly,

"David W. Cornhill"

David W. Cornhill
Chairman and Chief Executive Officer

ALTAGAS SERVICES INC.
NOTICE OF SPECIAL MEETING

to be held April 29, 2004

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated March 23, 2004, a special meeting (the "**Meeting**") of the holders of common shares ("**Common Shares**"), the holders of participating shares (the "**Participating Shares**") and the holders of options to purchase Common Shares ("**Options**") (collectively, the "**Securityholders**") of AltaGas Services Inc. ("**AltaGas**") will be held at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Thursday, April 29, 2004, at 3:00 p.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying Information Circular and Proxy Statement dated March 26, 2004 (the "**Information Circular**") to approve a plan of arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* (the "**CBCA**");

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a trust unit option plan, all as more particularly described in the Information Circular; and

(c) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular. A copy of the Arrangement Agreement in respect of the Arrangement is attached as Appendix C to the Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is March 25, 2004. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Common Shares, Participating Shares or Options (collectively "**Securities**") issued by AltaGas after the record date and prior to the Meeting, will be entitled to receive notice of and to vote at the Meeting.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Securities in accordance with the provisions of section 190 of the CBCA and the Interim Order. A Securityholder's right to dissent is more particularly described in the Information Circular. **Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order, may result in the loss of any right of dissent.**

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (GREEN for holders of Common Shares, BLUE for holders of Participating Shares and WHITE for holders of Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department not less than 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 26th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS SERVICES INC.

"Dennis A. Dawson"

Dennis A. Dawson
Vice-President, General Counsel
and Corporate Secretary

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c C-44

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALTAGAS SERVICES INC., ALTAGAS INCOME TRUST, ALTAGAS HOLDING TRUST, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, ALTAGAS SUBSIDIARY CORPORATION, ALTAGAS GENERAL PARTNER INC., CERTAIN DIRECT AND INDIRECT WHOLLY-OWNED SUBSIDIARIES OF ALTAGAS SERVICES INC., CERTAIN OTHER CORPORATIONS AND THE SECURITYHOLDERS OF ALTAGAS SERVICES INC.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "**Court**") on behalf of AltaGas Services Inc. ("**AltaGas**") with respect to a proposed arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act*, R.S.C.1985, c. C-44, as amended (the "**CBCA**"), pursuant to the terms of a plan of arrangement (the "**Plan of Arrangement**") affecting and involving: (i) AltaGas, AltaGas Income Trust, AltaGas Holding Trust, AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2, AltaGas Subsidiary Corporation, AltaGas General Partner Inc.; (ii) certain wholly-owned direct and indirect subsidiaries of AltaGas to be identified and referred to in the Plan of Arrangement as the "**Amalgamating Subsidiaries**"; (iii) certain corporations that in connection with and pursuant to the Plan of Arrangement will become wholly-owned subsidiaries of AltaGas Subsidiary Corporation (in the Plan of Arrangement referred to as "**Holdcos**"); and (iv) the holders of common shares ("**Common Shares**"), the holders of participating shares ("**Participating Shares**") and the holders of options to acquire Common Shares ("**Options**") of AltaGas (collectively, the "**Securityholders**"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of AltaGas dated March 26, 2004 (the "**Information Circular**") accompanying this Notice of Petition. At the hearing of the Petition, AltaGas intends to seek:

(a) a declaration that the terms and conditions of the Arrangement are fair to Securityholders;

(b) an order approving the Arrangement pursuant to the provisions of section 192(4) of the CBCA;

(c) a declaration that the Arrangement will, on the filing of the Articles of Arrangement pursuant to the provisions of section 192 of the CBCA, become effective in accordance with its terms and will be binding on and after the Effective Date (as defined in the Arrangement Agreement attached as Appendix C to the Information Circular); and

(d) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the *Securities Act of 1933*, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard at the Court of Queen's Bench of Alberta, 611 – 4th Street S.W., Calgary, Alberta, on the 30th day of April, 2004 at 9:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of hearing in person or by counsel for that purpose. **Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve on AltaGas on or before 12:00**

noon (Calgary time) on April 23, 2004, a notice of intention to appear, including an address for service in Alberta together with any evidence or materials which are to be presented to the Court. Service on AltaGas is to be effected by delivery to the solicitors for AltaGas at the address below. If any Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve the Arrangement subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by AltaGas and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Order dated March 23, 2004, has given directions as to the calling of a meeting of Securityholders for the purpose of those Securityholders voting on resolutions to approve the Arrangement and has directed that for registered holders of Common Shares and Participating Shares of AltaGas the right to dissent with respect to the Arrangement under the provisions of section 190 of the CBCA, as amended by that Order, shall be applicable, and analogous rights of dissent shall apply to the holders of Options of AltaGas.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for AltaGas on written request delivered to those solicitors as follows:

Stikeman Elliott LLP
4300, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Luigi A. Cusano

DATED at Calgary, Alberta, this 26th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS SERVICES INC.

"Dennis A. Dawson"

Dennis A. Dawson
Vice-President, General Counsel
and Corporate Secretary

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of AltaGas for use at the Meeting and any adjournments thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied on as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan, a copy of which is attached as Schedule A to the Arrangement Agreement attached as Appendix C to this Information Circular. **You are urged to carefully read this Information Circular and the full text of the Plan.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "*Glossary of Terms*". Information contained in this Information Circular is given as of March 26, 2004 unless otherwise specifically stated.

Currency and Exchange Rates

All dollar references in this Information Circular are in Canadian dollars, unless otherwise indicated. On March 26, 2004, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.7576.

Forward-Looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisition, budgets, projected costs and plans and objectives of or involving AltaGas, the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, LP Subco, AmalgamationCo, the General Partner or the Amalgamating Subsidiaries. Securityholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts to be retained by AmalgamationCo for growth capital expenditures; the amount and timing of the payment of Distributions by the Trust, AltaGas LP #1 or AltaGas LP #2; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions. There can be no assurance that the plans, intentions or expectations on which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although AltaGas believes that the expectations represented in these forward-looking statements are reasonable, there can be no assurance that those expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the impact of general economic conditions, industry conditions, governmental regulations, volatility of commodity prices, currency fluctuations, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and the risk that actual results will vary from the results forecasted and that those variations may be material.

The information contained in this Information Circular, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of AltaGas, the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, LP Subco, AmalgamationCo, the General Partner or the Amalgamating Subsidiaries. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and AltaGas undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplemental Disclosure

Distributable cash, cash available for distribution and cash-on-cash yield are not recognized Canadian generally accepted accounting principles financial measures. Management believes that in addition to net income and net income per Trust Unit, Distributable Cash is a useful supplemental measure as it provides Securityholders with information on Distributions. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price of the applicable security. Securityholders are cautioned that Distributable Cash and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles. **Securityholders are also cautioned that cash-on-cash yield on Trust Units represents a blend of return of a Securityholder's initial investment and a return on a Securityholder's initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

Information for United States Securityholders

The Trust Units to be issued under the Arrangement have not been registered under the 1933 Act, and are being issued to Securityholders in the United States in reliance on the exemption from registration set forth in section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the 1934 Act. The Trust Units will not be listed for trading on any United States stock exchange. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that those requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of AltaGas and the Trust contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited pro forma financial statements of the Trust and the audited historical consolidated financial statements of AltaGas included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.

Tax considerations generally applicable to United States Securityholders have been included in this Information Circular under the heading *"Certain United States Federal Income Tax Considerations"*. Nonetheless, United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The enforcement by Securityholders of civil liabilities under United States' securities laws may be affected adversely by the fact that AltaGas, the Trust and the General Partner are organized or settled, as applicable, under the federal laws of Canada and the provincial laws of Alberta, Canada, respectively, that their officers, the Trustee and a majority of their directors, as applicable, are residents of countries other than the United States, that the experts named in this Information Circular, with the exception of Mayer, Brown, Rowe & Mawe LLP, United States securities and tax counsel to AltaGas, are residents of countries other than the United States, and that all or substantially all of the assets of AltaGas, the Trust and the General Partner and those officers, directors and the Trustee are located outside the United States.

THE TRUST UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof:

"**ACB**" means adjusted cost base within the meaning of the Tax Act;

"**Administration Agreement**" means the agreement to be entered into on the Effective Date among the Trust, Holding Trust, the General Partner, AltaGas LP #1, AltaGas LP #2 and AmalgamationCo pursuant to which AmalgamationCo will provide certain administrative and support services to the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, as from time to time amended, supplemented or restated;

"**AEUB**" means the Alberta Energy and Utilities Board;

"**affiliate**" or "**associate**" when used to indicate a relationship with a person, has the same meaning as set forth in the Securities Act;

"**Aggregate Permitted Debt Amount**" means the amount designated as such as of the Effective Date by AltaGas, expected to be approximately $650 million;

"**Aggregate Permitted Exchange Amount**" means the amount designated as such as of the Effective Date by AltaGas, expected to be approximately $450 million;

"**AltaGas**" means AltaGas Services Inc., a corporation incorporated pursuant to the CBCA;

"**AltaGas Directors**" means the board of directors of AltaGas;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta pursuant to the AltaGas LP #1 Limited Partnership Agreement;

"**AltaGas LP #1 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta pursuant to the AltaGas LP #2 Limited Partnership Agreement;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**AltaGas Pipeline Partnership**" means AltaGas Pipeline Partnership, a general partnership to be formed under the laws of Alberta with Newco, AltaGas Transmission Ltd., AltaGas and AltaGas Suffield Pipeline Inc. as its initial partners;

"**AltaGas Power Holdings Partnership**" means AltaGas Power Holdings Partnership, a general partnership formed under the laws of Alberta, with Newco, AltaGas Power Partnership and AltaGas as its initial partners;

"**AltaGas Power Partnership**" means AltaGas Power Partnership, a general partnership formed under the laws of Alberta of which AltaGas presently holds a 1% partnership interest, and two of AltaGas' wholly-

owned subsidiaries, Cedar Energy Inc. and AltaGas Liquids Inc., presently hold a 50% and a 49% partnership interest, respectively;

"**AltaGas Utilities**" means AltaGas Utilities Inc., a corporation incorporated pursuant to the CBCA;

"**Amalgamating Subsidiaries**" means AltaGas Suffield Pipeline Inc., AltaGas Liquids Inc., AltaGas (Sask.) Inc., Cedar Energy Inc., AltaGas Transmission Ltd., AltaGas Marketing Inc., Alberta Compression Rental Services Inc. and AltaGas Energy Processors Inc.;

"**Amalgamation**" means the amalgamation of AltaGas, each of the Holdcos, LP Subco and each of the Amalgamating Subsidiaries pursuant to the Arrangement;

"**AmalgamationCo**" means AltaGas Ltd., the corporation resulting from the Amalgamation;

"**applicable law**" means any applicable law, including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgment, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

"**Arrangement**" means the proposed arrangement, under the provisions of section 192 of the CBCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of March 26, 2004, among AltaGas, the Trust, Holding Trust, the General Partner, AltaGas LP #1, AltaGas LP #2, LP Subco and the Amalgamating Subsidiaries pursuant to which the parties thereto have proposed to implement the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, as from time to time amended, supplemented or restated;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular, which special resolution will be voted on by Securityholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

"**ASTC Power Partnership**" means ASTC Power Partnership, a general partnership formed under the laws of Alberta of which AltaGas and TransCanada Energy Ltd. are each the holders of a 50% partnership interest;

"**Automatic Exchange Right**" means the automatic exchange of all Exchangeable Securities for Trust Units immediately prior to the effective time of a Liquidation Event in order to enable the holders of Exchangeable Securities to participate on a *pro rata* basis with the holders of Trust Units in the distribution of the Trust's assets in connection with a Liquidation Event;

"**Automatic Redemption**" means a redemption by AltaGas LP #1 or AltaGas LP #2, as the case may be, of all but not less than all of a holder's LP #1 B Units or LP #2 B Units, as the case may be, on the fifth Business Day prior to the Change of Residency Date for the Automatic Redemption Price per Exchangeable Security redeemed;

"**Automatic Redemption Price**" means the amount per Exchangeable Security equal to the Exchangeable Security Price applicable on the last Business Day prior to the Change of Residency Date;

"**Board of Directors**" means the board of directors of the General Partner;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**Cash Flow of the Trust**" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Trust Units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purpose; less the sum of (iii) all amounts which relate to the redemption of Trust Units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Cedar Energy Partnership**" means Cedar Energy Partnership, a general partnership formed under the laws of Alberta of which AltaGas presently holds a 71% partnership interest, and two of AltaGas' wholly-owned subsidiaries, Cedar Energy Inc. and AltaGas Marketing Inc., presently hold a 19.5% and a 9.5% partnership interest, respectively;

"**Certificate**" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA, giving effect to the Arrangement;

"**Change of Law**" means any amendment to the Tax Act and other applicable provincial income tax laws that permits holders of Exchangeable Securities who are resident in Canada, hold the Exchangeable Securities as capital property and deal at arm's length with the Trust (all for the purposes of the Tax Act and other applicable provincial income tax laws) to exchange their Exchangeable Securities for Trust Units on a basis that will not require such holders to recognize any gain or loss in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

"**Change of Residency Date**" means the date on which a holder of Exchangeable Securities will become or be deemed to become a Non-Resident;

"**Closing**" means the completion of the transactions contemplated by the Arrangement Agreement;

"**Closing Market Price**" means: (i) an amount equal to the closing price of the Trust Units if there was a trade on the date on which Trust Units were tendered for redemption and the exchange or market provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of the Trust Units on the date on which the Trust Units were tendered for redemption if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; or (iii) the average of the last bid and last ask prices if there was no trading on the date;

"**Common Shareholders**" means the holders of Common Shares;

"**Common Share Fair Market Value**" means the weighted average trading price of a Common Share on the TSX for the five trading days preceding the Effective Date, provided that if the Common Shares are not then listed on the TSX or if in the opinion of the AltaGas Directors, acting reasonably and in good faith, the public distribution or trading activity of Common Shares for that period does not result in a weighted average trading price which reflects the fair market value of the Common Shares, then the Common Share Fair Market Value shall be determined by the AltaGas Directors, in good faith and in their sole discretion;

"**Common Shares**" means Common shares in the capital of AltaGas;

"**Control**" means: (i) with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote on the happening of any event or contingency) provided that those votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate; and (ii) with respect to control of any other person by a person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another person, whether through the ownership of voting securities, by contract or otherwise;

"**Control Transaction**" means (i) any merger or similar transaction involving the Trust as a result of which all of the outstanding Trust Units are to be sold to or exchanged for securities and/or cash of another entity; (ii) any offer to acquire securities of the Trust to which are attached more than 50% of the voting rights attached to all outstanding securities of the Trust; (iii) any sale of all or substantially all of the assets and investments of the Trust or of all or substantially all of the business and undertaking of any of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 or AmalgamationCo; or (iv) any publicly announced proposal to do any of the foregoing;

"**Court**" means the Court of Queen's Bench of Alberta;

"**CRA**" means the Canada Customs and Revenue Agency;

"**Current Market Price**" means, in respect of a Trust Unit on any date, the per Trust Unit average of the closing sale price of a board lot of Trust Units on each trading day on which there was a closing sale price (and, in the event that there was no closing sale price on a given trading day, the closing sale price for that trading day shall be deemed to be the simple average of the highest bid price and the lowest ask price on that trading day), during a period of 20 consecutive trading days ending not more than three trading days before that date on the TSX, or, if Trust Units are not then quoted on the TSX, on such other stock exchange or automated quotation system on which Trust Units are listed or quoted, as the case may be, as may be selected by the General Partner, acting reasonably, for that purpose; provided, however, that if Trust Units are not quoted on any stock exchange or automated quotation system, then the Current Market Price of a Trust Unit shall be determined by the General Partner, acting reasonably, in good faith and in its sole discretion, and provided further that any such selection or determination by the General Partner shall be conclusive and binding;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004, between the settlor and the Trustee, as from time to time amended, supplemented or restated;

"**Delegation Agreement**" means the delegation agreement to be entered into on the Effective Date among the Trust, the Trustee and the General Partner, as from time to time amended, supplemented or restated, pursuant to which the Trustee will delegate certain of its powers and duties to the General Partner;

"**Demand Registration**" means the preparation and filing of a prospectus by AltaGas to qualify for distribution any of the Common Shares, or following the Arrangement the Trust Units, owned by Enbridge, pursuant to a request of Enbridge;

"**Depository**" means Computershare Trust Company of Canada at its offices referred to in the Letter of Transmittal and Election Form;

"**Director**" means the Director appointed under section 260 of the CBCA;

"**Dissent Rights**" means the right of a registered Securityholder to dissent to the Arrangement Resolution and to be paid the fair value of the Securities in respect of which the Securityholder dissents, pursuant to and in accordance with section 190 of the CBCA and the Interim Order;

"**Dissenting Securityholders**" means registered Securityholders who validly exercise the Dissent Rights;

"**Distributable Cash**" means all amounts available for distribution in respect of any applicable period to holders of Trust Units and Exchangeable Securities;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units or by AltaGas LP #1 or AltaGas LP #2 in respect of the Exchangeable Securities, expressed as an amount per Trust Unit or Exchangeable Security, as the case may be;

"**Distribution Payment Date**" in respect of a Distribution Period means on or about the date that is 15 days immediately following the end of the Distribution Period or, if that day is not a Business Day, the next following Business Day, or such other date determined from time to time by the General Partner on behalf of the Trustee;

"**Distribution Period**" means each calendar month, or such other periods as may be hereafter determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**Distribution Record Date**" means on or about the 25th day of each Distribution Period, or, if that day is not a Business Day, the next following Business Day, or such other date determined from time to time by the General Partner on behalf of the Trustee;

"**Distribution Reinvestment Plan**" or "**DRIP**" means the distribution reinvestment plan intended to be adopted by the Trust, subject to regulatory approval;

"**Effective Date**" means the date the Arrangement is effective under the CBCA;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Electing Eligible Securityholders**" means Eligible Securityholders who elect in a Filed Letter of Transmittal and Election Form to receive a specified number of Exchangeable Securities under the Arrangement;

"**Election Deadline**" means 4:30 p.m. (Calgary time) on April 26, 2004;

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Eligible Securityholder**" means a Securityholder that is not a Non-Resident or Tax-Exempt from and as of the Election Deadline to and including the Effective Time;

"**Eligible Transferee**" means, in relation to a holder of Exchangeable Securities, a person who is not a Non-Resident or Tax Exempt and that does not deal at arms' length with such holder, within the meaning of the Tax Act, and is approved as an "Eligible Transferee" by the General Partner, which approval shall not be unreasonably withheld;

"**Enbridge**" means Enbridge Inc., a corporation continued pursuant to the CBCA;

"**Enbridge Common Shares**" means the Common Shares owned of record by Enbridge or an affiliate of Enbridge, including, where applicable, the Participating Shares that are converted to Common Shares as part of the Arrangement;

"**Exchange Right**" means the right of the Voting and Exchange Trustee, pursuant to the Voting and Exchange Trust Agreement, to require the Trust to purchase from a holder all or any of the Exchangeable Securities held by such holder and the Automatic Exchange Rights, on a one-for-one basis for Trust Units, in accordance with the provisions of the Voting and Exchange Trust Agreement;

"**Exchangeable Securities**" means, collectively, the LP #1 B Units and the LP #2 B Units;

"**Exchangeable Securities Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Securities as set forth in Appendix D – Exchangeable Securities Provisions, substantially as described under "*Information Concerning the Partnerships – Partnership Units – Exchangeable Securities*";

"**Exchangeable Security Consideration**" applicable on any date means, with respect to each Exchangeable Security, for any acquisition, redemption or distribution of assets of AltaGas LP #1 or AltaGas LP #2, as the case may be, in respect of, or purchase pursuant to, the Exchangeable Securities Provisions, the Support Agreement or the Voting and Exchange Trust Agreement, of such Exchangeable Security: (i) one Trust Unit; plus (ii) a cheque or cheques payable at par at any branch of the payor's bankers in an amount of all cash distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding cash loan was not made in respect of the Exchangeable Security; plus (iii) all Trust Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding Subdivision of the Exchangeable Security was required to be but not made; plus (iv) such other property constituting distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding non-cash loan was not made in respect of the Exchangeable Security; provided that (a) the part of the consideration which represents (i) and (iii) above shall be fully paid and satisfied by the delivery of the applicable number of Trust Units, such Trust Units to be duly issued, fully paid and non-assessable; (b) the part of the consideration which represents (iv) above shall be fully made and satisfied by delivery of such non-cash items; (c) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (d) any such consideration shall be made by way of loan less any tax required to be deducted and withheld therefrom without interest;

"**Exchangeable Security Limit**" means that number of Exchangeable Securities equal to the result of dividing the Aggregate Permitted Exchange Amount by the Common Share Fair Market Value;

"**Exchangeable Security Price**" applicable on any date means, for each Exchangeable Security, an amount equal to the aggregate of: (i) the Current Market Price on such date of one Trust Unit; plus (ii) an amount equal to all cash distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding cash loan was not made in respect of such Exchangeable Security; plus (iii) the Current Market Price on such date of all Trust Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding Subdivision of the Exchangeable Securities was required to be but not made; plus (iv) the full value of such other property constituting distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding non-cash loan was not made in respect of the Exchangeable Security; and such Exchangeable Security Price shall be satisfied by the delivery of the Exchangeable Security Consideration;

"**Exchangeable Security Voting Event**" means any matter in respect of which holders of LP #1 B Units or LP #2 B Units, as the case may be, are entitled to vote as unitholders of AltaGas LP #1 or AltaGas LP #2, respectively, other than an Exempt Exchangeable Security Voting Event, and, for greater certainty, excluding any matter in respect of which holders of LP #1 B Units or LP #2 B Units, as the case may be,

are entitled to vote (or instruct the Voting and Exchange Trustee to vote) in their capacity as beneficiaries under the Voting and Exchange Trust Agreement;

"**Exempt Exchangeable Security Voting Event**" means any matter in respect of which holders of LP #1 B Units or LP #2 B Units, as the case may be, are entitled to vote as unitholders of AltaGas LP #1 or AltaGas LP #2, respectively, in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the LP #1 B Units or LP #2 B Units, as the case may be, where the approval or disapproval, as applicable, of that change would be required to maintain the equivalence of the LP #1 B Units or LP #2 B Units, as the case may be, and the Trust Units;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, each as defined in the Tax Act;

"Extraordinary LP Resolution" means a written resolution in one or more counterparts consented to in writing by the General Partner and by all the holders of the LP #1 A Units or LP #2 A Units, as the case may be, and approved by resolution in writing executed by all holders of LP #1 B Units or LP #2 B Units, as the case may be, entitled to vote on that resolution or passed by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders of LP #1 B Units or LP #2 B Units (other than the Trust and its affiliates), as the case may be, represented in person or by proxy at a meeting of holders of LP #1 B Units or LP #2 B Units, as the case may be, duly called for such purpose;

"**Fairness Opinion**" means the opinion of RBC dated March 26, 2004, a copy of which is attached as Appendix G to this Information Circular;

"**Filed Letter of Transmittal and Election Form**" means, with respect to any Securityholder or Holdco Shareholder, a duly completed Letter of Transmittal and Election Form deposited with that Securityholder's certificate(s) representing the Securityholder's Common Shares and Participating Shares, if applicable, or such Holdco Shareholder's certificate(s) representing Holdco Shares, as the case may be, to which the form relates with the Depository on or before the Election Deadline;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the approval of the Arrangement pursuant to the provisions of subsection 192(4) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**FMV**" means fair market value;

"**Gain Amount**" means: (i) in respect of Common Shares of an Eligible Securityholder, other than a Holdco, deposited with a Filed Letter of Transmittal and Election Form, the difference between the product of the number of such Common Shares and the Common Share Fair Market Value and the ACB of such Common Shares (or the mean average of ACBs); and (ii) in respect of a Holdco Shareholder, the difference between the product of the number of Common Shares held by such Holdco Shareholder's Holdco and the Common Share Fair Market Value and the ACB of such Holdco Shareholder's Holdco Shares (or the mean average of ACBs); in each case after giving effect to the conversion of issued and outstanding Participating Shares into Common Shares on a one for one basis;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; and arbitrator or arbitration authority; or any other governmental authority;

"**Heritage Gas**" means Heritage Gas Limited, a company formed under the laws of the Nova Scotia;

"**Holdco**" has the meaning ascribed thereto under the heading "*The Arrangement – Alternative Election Procedure for Certain Securityholders*";

"**Holdco Shareholder**" means a holder at the relevant time of the Holdco Shares;

"**Holdco Shares**" means all issued and outstanding shares of any particular Holdco;

"**Holder**" means a registered holder of Securities immediately prior to the Effective Date or any person who surrenders to the Depository certificates representing Securities duly endorsed for transfer to that person;

"**Holding Declaration of Trust**" means the declaration of trust of Holding Trust dated as of March 26, 2004, between the Holding Trust Trustee and the Trust, as settlor and initial unitholder, as from time to time amended, supplemented or restated;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the agreement entered into between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which, among others, Holding Trust Notes may be issued by Holding Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Notes**" means the unsecured subordinated notes of Holding Trust to be issued as Series 1 Notes, Series 2 Notes and Series 3 Notes pursuant to the Holding Trust Note Indenture;

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as initial trustee of Holding Trust, or such other person as becomes the trustee of Holding Trust in accordance with the Holding Declaration of Trust;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Information Circular**" means this Information Circular and Proxy Statement dated March 26, 2004, together with all Appendices hereto, distributed by AltaGas in connection with the Meeting;

"**Insolvency Event**" means, in respect of AltaGas LP #1 or AltaGas LP #2, as applicable: (i) the institution by it of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up or its consent to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it; or (ii) the filing of a petition or other proceeding to adjudicate it a bankrupt or insolvent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, and its failure to contest in good faith any such proceedings commenced in respect of it within 30 days of becoming aware thereof, or its consent to the appointment of a receiver; or (iii) its making of a general assignment for the benefit of creditors, or its admission in writing of its inability to pay its debts generally as they become due; or (iv) it not being permitted, pursuant to solvency requirements of applicable laws, to redeem any retracted Exchangeable Securities pursuant to the Exchangeable Securities Provisions;

"**Interim Order**" means the Interim Order of the Court dated March 23, 2004 pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of AltaGas therefor, a copy of which order is attached as Appendix B to this Information Circular;

"**Inuvik Gas**" means Inuvik Gas Ltd., a corporation incorporated pursuant to the CBCA;

"**Letter of Transmittal and Election Form**" means either the Letter of Transmittal and Election Form enclosed with this Information Circular or the Letter of Transmittal and Election Form available from the Depository for those Securityholders who hold their Securities through a Holdco, pursuant to which a Securityholder is required to deliver certificates representing Common Shares and, if applicable, Participating Shares, or alternatively the Holdco Shares of the Holdco which holds those Securities, and make certain elections, if desired and, in the case of a Holdco Shareholder, the agreement referred to under paragraph (l) under the heading "*The Arrangement – Alternative Election Procedure for Certain Securityholders*";

"**Liquidation Amount**" means the amount per Exchangeable Security equal to the Exchangeable Security Price applicable on the last Business Day prior to the Liquidation Date;

"**Liquidation Call Right**" means the overriding right of Holding Trust in the event of and notwithstanding the proposed liquidation, dissolution or winding up of AltaGas LP #1 or AltaGas LP #2, as the case may be, or any other distribution of the assets of AltaGas LP #1 or AltaGas LP #2, as the case may be, among its partners for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of LP #1 B Units or LP #2 B Units, as the case may be, on the Liquidation Date all but not less than all of the LP #1 B Units or LP #2 B Units, as the case may be, held by those holders, on payment to each such holder of the Liquidation Amount per Exchangeable Security purchased;

"**Liquidation Date**" means the effective date of the liquidation, dissolution or winding-up, of AltaGas LP #1 or AltaGas LP #2, as the case may be, or any other distribution of the assets of AltaGas LP #1 or AltaGas LP #2, as the case may be, to its partners for the purpose of winding up its affairs;

"**Liquidation Event**" means the voluntary or involuntary liquidation, dissolution or winding-up of the Trust, or any other distribution of the Trust's assets among Trust Unitholders for the purpose of winding up its affairs;

"**LP A Units**" means, collectively, the LP #1 A Units and the LP #2 A Units;

"**LP #1 A Units**" means the Class A limited partnership units of AltaGas LP #1;

"**LP #1 B Units**" means the Class B limited partnership units of AltaGas LP #1, which are exchangeable into Trust Units on a one-for-one basis;

"**LP #1 X Note**" means a non-interest bearing unsecured demand note of AltaGas LP #1 in principal amount equal to the Common Share Fair Market Value;

"**LP #2 A Units**" means the Class A limited partnership units of AltaGas LP #2;

"**LP #2 B Units**" means the Class B limited partnership units of AltaGas LP #2, which are exchangeable into Trust Units on a one-for-one basis;

"**LP #2 X Note**" means a non-interest bearing unsecured demand note of AltaGas LP #2 in principal amount equal to the Common Share Fair Market Value;

"**LP Subco**" means AltaGas Subsidiary Corporation, a corporation incorporated pursuant to the CBCA as a wholly-owned subsidiary of AltaGas LP #2;

"**LP Subco Debt**" means, before the Amalgamation, unsecured subordinated interest-bearing indebtedness owed by LP Subco to AltaGas LP #2; and after the Amalgamation means the unsecured subordinated interest-bearing indebtedness owed by AmalgamationCo to AltaGas LP #2;

"**Market Price**" means an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or

market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the ten trading days, the market price shall be the simple average of the following prices established for each of the ten trading days: the average of the bid and ask prices for each day on which there was no trading; the weighted average trading price of the Trust Units for each day that there was trading if the exchange or market provides a weighted average trading price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day;

"**Meeting**" means the special meeting of the Common Shareholders, the Participating Shareholder and the Optionholders to be held on April 29, 2004 and any adjournment(s) thereof to, *inter alia*, consider and to vote on the Arrangement Resolution and the matters referred to in the Notice of Meeting;

"**Newco**" means AltaGas Holdings Inc., a corporation incorporated pursuant to the CBCA as a wholly-owned subsidiary of AltaGas;

"**Non-Resident**" means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

"**Note Trustee**" means Computershare Trust Company of Canada or its successor(s) as trustee under the Holding Trust Note Indenture;

"**Notice of Guaranteed Delivery**" means the Notice of Guaranteed Delivery which accompanies this Information Circular;

"**Notice of Meeting**" means the Notice of Special Meeting which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition by AltaGas to the Court for the Final Order which accompanies this Information Circular;

"**Offering**" means any issuance or offering of Trust Units or any rights, warrants or other securities to purchase, to convert into or exchange into Trust Units on a public or private basis in Canada or elsewhere;

"**Offering Document**" means any one or more of a prospectus, information memorandum, private placement memorandum and similar public or private offering document or any understanding, commitment or agreement relating to an Offering;

"**Option**" means an option, or "**Options**" means, collectively, all outstanding options, to purchase Common Shares pursuant to AltaGas' existing stock option plan;

"**Optionholders**" means the holders of Options;

"**Ordinary LP Resolution**" means a written resolution in one or more counterparts consented to in writing by the General Partner and by limited partners holding a simple majority of the number of LP #1 A Units or LP #2 A Units, as the case may be, outstanding in AltaGas LP #1 or AltaGas LP #2, respectively;

"**Ordinary Resolution**" means a resolution proposed to be passed at a meeting of Unitholders duly convened and held in accordance with the Declaration of Trust and passed by more than 50% of the votes cast on such resolution by Unitholders represented at the meeting;

"**Participating Shares**" means participating shares in the capital of AltaGas, all of which are presently owned, beneficially and of record, by Enbridge;

"**Participating Shareholder**" means the holder of Participating Shares;

"**Partner**" means a person who owns one or more LP A Units or one or more Exchangeable Securities;

"**Partnership Loan Indebtedness**" has the meaning ascribed thereto in the Voting and Exchange Trust Agreement;

"**Partnerships**" means, collectively, AltaGas LP #1 and AltaGas LP #2; and "**Partnership**" means either AltaGas LP #1 or AltaGas LP #2;

"**person**" includes any individual, body corporate, partnership, association, joint venture, other organization or entity (whether or not a legal entity) or governmental authority;

"**Plan**" means the plan of arrangement attached as Schedule A to Appendix C to this Information Circular, as from time to time amended, supplemented or restated;

"**Policy 61-501**" means, collectively, Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions* and Policy Statement Q-27 of the Autorité des Marches Capitaux (Quebec);

"**PPA**" means a power purchase arrangement;

"**Principal Shareholder Agreement**" means the agreement between AltaGas and Enbridge dated March 10, 2004 pursuant to which Enbridge has agreed to vote the Common Shares and Participating Shares beneficially owned, directly or indirectly, or over which it exercises control or direction, in favour of the Arrangement Resolution, subject to the terms and conditions set out therein, as from time to time amended, supplemented or restated;

"**RBC**" means RBC Dominion Securities Inc., in its capacity as financial advisor to AltaGas;

"**Record Date**" means the close of business on March 25, 2004;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Redemption Date**" has the meaning ascribed thereto under the heading "*Information Concerning the Partnerships – Partnership Units – Exchangeable Securities – Redemption Right*";

"**Redemption Price**" means the amount per Exchangeable Security equal to the Exchangeable Security Price applicable on the last Business Day prior to the Redemption Date;

"**Redemption Right**" means the right of AltaGas LP #1 or AltaGas LP #2, as the case may be, to redeem all but not less than all of the then outstanding LP #1 B Units or LP #2 B Units, respectively, for the Redemption Price per Exchangeable Security redeemed;

"**Registration Rights Agreement**" means the registration rights agreement dated May 12, 1999 between AltaGas and Enbridge setting forth certain rights of Enbridge in respect of the registration of the Common Shares owned by it in certain circumstances, as from time to time amended, supplemented or restated;

"**Related**" means, with respect to a member of the Board of Directors, that such person is not Unrelated;

"**Resident**" means a person who is resident in Canada for purposes of the Tax Act;

"**RESPs**" means trusts governed by registered education savings plans as defined in the Tax Act;

"**Retraction Date**" means the Business Day on which a holder of Exchangeable Securities desires to have AltaGas LP #1 or AltaGas LP #2, as the case may be, redeem the Exchangeable Securities for which it has requested redemption; provided that such date cannot be less than 3 Business Days nor more than 5 Business Days after the date on which the Retraction Request is provided to the General Partner;

"**Retraction Price**" means the amount per Exchangeable Security equal to the Exchangeable Security Price applicable on the last Business Day prior to the Retraction Date;

"**Retraction Request**" means a duly executed statement in the form required by the General Partner, specifying the number of Exchangeable Securities for which redemption has been requested and stating the Retraction Date;

"**Retraction Right**" means the right of a holder of Exchangeable Securities to require AltaGas LP #1 or AltaGas LP #2, as the case may be, to redeem any or all of the Exchangeable Securities registered in the name of that holder for the Retraction Price per each Exchangeable Security redeemed;

"**Securities**" means the Common Shares, Participating Shares and Options;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time;

"**Securityholders**" means the Common Shareholders, Participating Shareholder and Optionholders;

"**Series 1 Notes**" means the non-interest bearing demand unsecured subordinated notes of Holding Trust issuable pursuant to the Holding Declaration of Trust;

"**Series 2 Notes**" means the interest bearing unsecured subordinated notes of Holding Trust issuable pursuant to the Holding Declaration of Trust;

"**Series 3 Notes**" means the interest bearing unsecured subordinated notes of Holding Trust issuable pursuant to the Holding Declaration of Trust;

"**Shareholder Agreement**" means the shareholder agreement dated May 12, 1999 between AltaGas and Enbridge setting forth certain rights and obligations of AltaGas and Enbridge with respect to Enbridge's holdings of Common Shares and Participating Shares, as from time to time amended, supplemented or restated;

"**Special Committee**" means the special committee of the AltaGas Directors constituted on November 12, 2003 and consisting of John B. Breen, Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik and David F. Mackie;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders or unitholders of Holding Trust (including an adjourned meeting), as the case may be, duly convened for that purpose and held in accordance with the provisions of the Declaration of Trust or Holding Declaration of Trust, as applicable, and passed by more than $66^{2}/_{3}\%$ of votes cast on such resolution by Unitholders or holders of units of Holding Trust, as the case may be, represented at the meeting;

"**Special Voting Unit**" means the special voting unit of the Trust to be issued by the Trust and deposited with the Voting and Exchange Trustee to which will be attached that number of voting rights (each such voting right to be equal to the voting rights attached to one Trust Unit) equal to the number of outstanding Exchangeable Securities held by registered holders, other than the Trust and its affiliates;

"**Specified Gain Amount**" means: (i) with respect to Common Shares or Participating Shares of an Eligible Securityholder, other than a Holdco, deposited with a Filed Letter of Transmittal and Election

Form, the lesser of: (a) the amount specified by the Eligible Securityholder in the Eligible Securityholder's Filed Letter of Transmittal and Election Form intended to be exchanged for Exchangeable Securities; and (b) the Gain Amount determined from the information provided by the Eligible Securityholder in the Eligible Securityholder's Filed Letter of Transmittal and Election Form with respect to the Common Shares or Participating Shares deposited therewith; and (ii) with respect to a Holdco Shareholder, the lesser of: (a) the amount specified by the Holdco Shareholder in the Holdco Shareholder's Filed Letter of Transmittal and Election Form intended to be exchanged for Exchangeable Securities; and (b) the Gain Amount specified by the Holdco Shareholder in the Holdco Shareholder's Filed Letter of Transmittal and Election Form; (in each case as adjusted by AltaGas in good faith to correct any error apparent on the face of that form) rounded upward to the nearest whole multiple of the Common Share Fair Market Value; provided that, if the aggregate of all Eligible Securityholders' and Holdco Shareholders' Specified Gain Amounts calculated apart from this proviso is greater than the Aggregate Permitted Exchange Amount, the Specified Gain Amount shall be such lesser amount as is calculated through a pro-rationing methodology determined in good faith by the AltaGas Directors to be appropriate in the circumstances and in compliance with all applicable laws rounded upward to the nearest whole multiple of the Common Share Fair Market Value;

"**Strategic Alliance Arrangement**" means the strategic alliance arrangement created by the letter dated May 12, 1999 from Enbridge to AltaGas, as from time to time amended, supplemented or restated;

"**Subdivision**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

"**subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Sundance B PPA**" means the Sundance B PPA held by ASTC Power Partnership and providing for the purchase of power output from units 3 and 4 of the Sundance power plant located near Wabamun, Alberta;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date among the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and AltaGas substantially in the form attached as Appendix E to this Information Circular, as from time to time amended, supplemented or restated;

"**Tax-Exempt**" means a holder of Securities that is exempt from tax under Part I of the Tax Act;

"**Taylor**" means Taylor NGL Limited Partnership;

"**Trust**" means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

"**Trustee**" means Computershare Trust Company of Canada, as the initial trustee of the Trust, or such other person as becomes the trustee of the Trust in accordance with the Declaration of Trust;

"**Trust Option**" means an option entitling the holder thereof to purchase one Trust Unit;

"**Trust Unit Option Plan**" means the Trust Unit Option Plan to be approved at the Meeting, a copy of which is attached as Appendix K to this Information Circular;

"**Trust Unit**" means a trust unit, other than the Special Voting Unit of the Trust, each such Trust Unit representing an equal undivided beneficial interest therein;

"**Trust Units diluted**" means at any given time all of the outstanding Trust Units and all of the Trust Units issuable on exercise of outstanding Trust Options and on exchange of outstanding Exchangeable Securities;

"**Trust Unitholders**" means the holders from time to time of Trust Units;

"**TSX**" means the Toronto Stock Exchange;

"**Unanimous Shareholder Agreement**" means the agreement to be entered into on the Effective Date among the General Partner, AltaGas LP #1, AltaGas LP #2 and AmalgamationCo pursuant to which AmalgamationCo will grant to the General Partner the powers of the directors of AmalgamationCo to manage, or supervise the management of, the business and affairs of AmalgamationCo, as from time to time amended, supplemented or restated;

"**Underwriting Agreement**" means any underwriting, agency or similar agreement entered into by or on behalf of the Trust and investment dealers and such other persons relating to an Offering;

"**Unitholders**" means the holders from time to time of Units;

"**Units**" means the Trust Units and the special voting units of the Trust (including the Special Voting Unit);

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**Unrelated**" means, with respect to a member of the Board of Directors, that such person is independent of each of the Trust, Holding Trust, the General Partner, AltaGas LP #1, AltaGas LP #2 and AmalgamationCo and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the General Partner (and indirectly, the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and AmalgamationCo), other than interests and relationships arising from his or her personal holding of Trust Units;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee substantially in the form attached as Appendix F to this Information Circular, as from time to time amended, supplemented or restated;

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement;

"**X Notes**" means, collectively, the LP #1 X Notes and the LP #2 X Notes;

"**1933 Act**" means the *United States Securities Act of 1933*, as from time to time amended, supplemented or restated; and

"**1934 Act**" means the *United States Securities Exchange Act of 1934*, as from time to time amended, supplemented or restated.

Conventions

Certain terms used herein are defined in the "*Glossary of Terms*". Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

Abbreviations

The following abbreviations shall have the respective meanings set out below when used in this Information Circular:

"**Bbls**" means stock tank barrels of NGLs, with NGL volumes expressed in standard 42 US gallon barrels or 34.972 Imperial gallon barrels; "**MBbls**" means 1,000 Bbls; "**Bbls/d**" means Bbls per day.

"**Bcf**" means 1,000,000 Mcf of natural gas; "**Bcf/d**" means 1,000,000 Mcf of natural gas per day.

"**BTU**" means one British thermal unit; "**MMBTU**" means 1,000,000 BTU.

"**GJ**" means gigajoule or one billion (1,000,000,000) joules.

"**Km**" means kilometres.

"**M**" or "**m**" means thousands.

"**M^3**" means cubic metre.

"**Mcf**" means 1,000 cubic feet of natural gas measured at a pressure of 14.65 pounds per square inch and temperature of 60 degrees Fahrenheit and deemed to have a gross heating value of 1,000,000 BTU; "**Mmcf**" means 1,000 Mcf; "**Mcf/d**" means Mcf per day; "**Mmcf/d**" means 1,000 Mcf per day.

"**MM**" or "**Mm**" means millions.

"**MW**" means megawatt. One MW is 1,000,000 watts; "**MWh**" means megawatt hour or 1,000,000 watt hours. The watt is the basic electrical unit of power. The watt hour is equal to one watt of power flowing steadily for one hour.

"**NGLs**" means natural gas liquids which includes primarily propane, butane and pentanes plus.

"**Tcf**" means 1,000,000,000 Mcf.

Conversions

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	Bbls	6.290
tonnes	long tons	0.984
feet	metres	0.305

To Convert From	To	Multiply By
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoule	mmcf	0.9482

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms".

The Meeting

The Meeting will be held at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, April 29, 2004, at 3:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be to consider and vote on the Arrangement. See "*The Arrangement*".

The Arrangement

The proposed Arrangement will result in the Trust indirectly owning all of AltaGas' existing business and making regular monthly distributions of cash to Trust Unitholders. The Trust will be efficiently managed by the same qualified team of professionals that presently manages AltaGas. These professionals have demonstrated their capabilities in delivering on financial and other objectives previously established at AltaGas and are committed to the future success of the Trust.

Pre-Arrangement Steps

Prior to the Effective Date, a number of pre-Arrangement steps will occur in the following sequence:

(a) Newco will contribute cash to each of Cedar Energy Partnership and AltaGas Power Partnership in exchange for partnership interests in each partnership;

(b) AltaGas, Newco and AltaGas Power Partnership will form AltaGas Power Holdings Partnership on a cash contribution by Newco, the contribution by AltaGas Power Partnership of all of its business interests and the contribution by AltaGas of its interest in ASTC Power Partnership to AltaGas Power Holdings Partnership in exchange for partnership interests in AltaGas Power Holdings Partnership;

(c) AltaGas Power Partnership will be wound up and the partners thereto will receive their proportionate undivided share of AltaGas Power Partnership's assets, consisting entirely of its interest in AltaGas Power Holdings Partnership; and

(d) Newco, AltaGas Suffield Pipeline Inc, AltaGas and AltaGas Transmission Ltd. will form AltaGas Pipeline Partnership on a cash contribution by Newco, the contribution by AltaGas Suffield Pipeline Inc. of all of its assets, the contribution by AltaGas of certain of its assets and the contribution by AltaGas Transmission Ltd. of certain of its assets.

See "*The Arrangement – Details of the Arrangement – Pre-Arrangement Steps*".

Arrangement Steps

On the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) the issued and outstanding Participating Shares, if any, shall be converted into Common Shares on a one for one basis;

(b) the Trust shall issue to Holding Trust that number of Trust Units to be exchanged by Holding Trust pursuant to (e)(i) below in exchange for the issue to the Trust by Holding Trust of that

principal amount of Series 1 Notes equal to the product of that number of Trust Units multiplied by the Common Share Fair Market Value;

(c) at the same time:

(i) Common Shares (other than Enbridge Common Shares, Common Shares held by Holdcos to which (c)(ii) or (c)(iv) applies and Common Shares held by a Securityholder who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of such Securityholder's Securities) held by each Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Common Shares shall be transferred to, and acquired by, AltaGas LP #1 free and clear of all liens, claims and encumbrances in exchange for the issue to the Eligible Securityholder by AltaGas LP #1 of:

(A) that number of LP #1 B Units equal to the result obtained by dividing the Eligible Shareholder's Specified Gain Amount with respect to such Common Shares by the Common Share Fair Market Value; and

(B) that number of LP #1 X Notes equal to the difference between the number of such Common Shares and the number of LP #1 B Units determined pursuant to (A) above; and

the names of the holders of those Common Shares shall be removed from the register of holders of Common Shares and added to the registers of holders of LP #1 B Units and LP #1 X Notes and AltaGas LP #1 shall be recorded as the holder of those Common Shares on the register of holders of Common Shares;

(ii) Holdco Shares (other than Holdco Shares of Holdcos holding Enbridge Common Shares) held by each Holdco Shareholder that is an Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Holdco Shares shall be transferred to, and acquired by, AltaGas LP #1 free and clear of all liens, claims and encumbrances in exchange for the issue to the Holdco Shareholder by AltaGas LP #1 of:

(A) that number of LP #1 B Units equal to the result obtained by dividing the Holdco Shareholder's Specified Gain Amount with respect to such Holdco Shares by the Common Share Fair Market Value; and

(B) that number of LP #1 X Notes equal to the difference between the number of the Holdco's Common Shares and the number of LP #1 B Units determined pursuant to (A) above;

and the names of the holders of such Holdco Shares shall be removed from the registers of holders of such Holdco Shares and added to the registers of holders of LP #1 B Units and LP #1 X Notes and AltaGas LP #1 shall be recorded as the holder of such Holdco Shares on the registers of holders of such Holdco Shares;

(iii) Enbridge Common Shares (other than Common Shares held by Holdcos to which (c)(iv) applies) held by each Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Enbridge Common Shares shall be transferred to, and acquired by, AltaGas LP #2 free and clear of all liens, claims and encumbrances in exchange for the issue to the Eligible Securityholder by AltaGas LP #2 of:

(A) that number of LP #2 B Units equal to the result obtained by dividing the Eligible Securityholder's Specified Gain Amount with respect to such Enbridge Common Shares by the Common Share Fair Market Value; and

(B) that number of LP #2 X Notes equal to the difference between the number of such Enbridge Common Shares and the number of LP #2 B Units determined pursuant to (A) above;

and the names of the holders of such Enbridge Common Shares shall be removed from the register of holders of Common Shares and added to the registers of holders of LP #2 B Units and LP #2 X Notes and AltaGas LP #2 shall be recorded as the holder of such Enbridge Common Shares on the register of holders of Common Shares; and

(iv) Holdco Shares of Holdcos holding Enbridge Common Shares held by each Holdco Shareholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Holdco Shares shall be transferred to, and acquired by, AltaGas LP #2 free and clear of all liens, claims and encumbrances in exchange for the issue to the Holdco Shareholder by AltaGas LP #2 of:

(A) that number of LP #2 B Units equal to the result obtained by dividing the Holdco Shareholder's Specified Gain Amount with respect to such Holdco Shares by the Common Share Fair Market Value; and

(B) that number of LP #2 X Notes equal to the difference between the number of the Holdco's Enbridge Common Shares and the number of LP #2 B Units determined pursuant to (A) above;

and the names of the holders of such Holdco Shares shall be removed from the registers of holders of Holdco Shares and added to the registers of holders of LP #2 B Units and LP #2 X Notes and AltaGas LP #2 shall be recorded as the holder of such Holdco Shares on the registers of holders of such Holdco Shares;

(d) at the same time:

(i) LP #1 X Notes acquired pursuant to (c)(i) or (c)(ii) above shall be transferred to, and acquired by, AltaGas LP #1 in exchange for the issue to the holders thereof by AltaGas LP #1 of LP #1 A Units on a one for one basis and the names of the holders of such LP #1 X Notes shall be removed from the register of holders of LP #1 X Notes and added to the register of holders of LP #1 A Units and the LP #1 X Notes so transferred to AltaGas LP #1 shall be cancelled; and

(ii) LP #2 X Notes acquired pursuant to (c)(iii) or (c)(iv) above shall be transferred to, and acquired by, AltaGas LP #2 in exchange for the issue to the holders thereof by AltaGas LP #2 of LP #2 A Units on a one for one basis and the names of the holders of such LP# 2 X Notes shall be removed from the register of holders of LP #2 X Notes and added to the register of holders of LP #2 A Units and the LP #2 X Notes so transferred to AltaGas LP #2 shall be cancelled;

(e) at the same time:

(i) LP #1 A Units and LP #2 A Units acquired pursuant to (d)(i) and (d)(ii) above, respectively, shall be transferred to, and acquired by, Holding Trust in exchange for Trust Units on a one for one basis and the names of the holders of such LP #1 A Units and LP #2 A Units shall be removed from the registers of holders thereof and added to the

register of holders of Trust Units and Holding Trust shall be recorded as the holder of such LP #1 A Units and LP #2 A Units on the registers of holders thereof; and

(ii) Common Shares in respect of each Securityholder to which (c) above does not apply (other than Common Shares held by a Securityholder who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of such Securityholder's Common Shares) shall be transferred to, and acquired by, the Trust free and clear of all liens, claims and encumbrances on the basis that each such Common Share shall be exchanged with the Trust for Trust Units on a one for one basis and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and added to the register of holders of Trust Units and the Trust shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

(f) the issued and outstanding Options shall be transferred to, acquired and cancelled by, AltaGas free and clear of all liens, claims and encumbrances on the basis that each such Option shall be exchanged with AltaGas for Trust Options on a one for one basis, with the terms of each such Trust Option being the same as the Option exchanged therefore other than the substitution of a Trust Unit for each Common Share purchasable pursuant to the Option prior to the Effective Time;

(g) all of the Common Shares acquired by the Trust pursuant to (e)(ii) above shall be transferred to, and acquired by, Holding Trust in exchange for the issue to the Trust by Holding Trust of that principal amount of Series 1 Notes equal to the number of such Common Shares multiplied by the Common Share Fair Market Value;

(h) all of the LP #2 A Units acquired by Holding Trust pursuant to (e)(i) above and all of the Common Shares acquired by Holding Trust pursuant to (g) above shall be transferred to, and acquired by, AltaGas LP #1 in exchange for the issue to Holding Trust by AltaGas LP #1 of LP #1 A Units on a one for one basis;

(i) all of the Common Shares and Holdco Shares acquired by AltaGas LP #1 pursuant to (c)(i), (c)(ii) and (h) above shall be transferred to, and acquired by, AltaGas LP #2 in exchange for the issue to AltaGas LP #1 by AltaGas LP #2 of LP #2 A Units on the basis of one LP #2 A Unit for each of such Common Shares and each of the Common Shares held by such Holdcos;

(j) all of the Common Shares and Holdco Shares acquired by AltaGas LP #2 pursuant to (c)(iii), (c)(iv) and (i) above shall be transferred to, and acquired by, LP Subco in exchange for the issue to AltaGas LP #2 by LP Subco of common shares of LP Subco (in respect of which there shall be added to the stated capital an amount equal to the maximum amount of "paid-up capital" under the Tax Act that may be added in respect of such issue) and that principal amount of LP Subco Debt equal to the lesser of (A) the result obtained when the aggregate number of Trust Units issued pursuant to (e)(i) and (e)(ii) above is multiplied by the Common Share Fair Market Value; and (B) the Aggregate Permitted Debt Amount;

(k) the stated capital of each class of outstanding shares of each of AltaGas, the Holdcos and the Amalgamating Subsidiaries shall be reduced, without any distribution by the respective corporation, to one dollar;

(l) LP Subco, each of the Holdcos, AltaGas and each of the Amalgamating Subsidiaries shall amalgamate and continue as one corporation, AmalgamationCo; and

(m) the Trust shall issue the Special Voting Unit;

provided that if any of the foregoing steps in (a) through (m) fails to occur or complete then all of such steps will be deemed not to have occurred.

As indicated above, the maximum number of Exchangeable Securities that may be issued will be that number which in the aggregate has a FMV equal to the Aggregate Permitted Exchange Amount. If Eligible Securityholders (including Enbridge) elect to receive such number of Exchangeable Securities as would result in greater than the maximum number of Exchangeable Securities being issued, the Exchangeable Securities will be prorated in the manner provided in the definition of Specified Gain Amount and Eligible Securityholders will receive Trust Units in lieu of Exchangeable Securities. Each Exchangeable Security will be exchangeable for one Trust Unit and be entitled to the same monthly cash Distributions as a Trust Unit. Securityholders who are not Eligible Securityholders will only be eligible to receive, in exchange for each of their Common Shares, one Trust Unit.

Post Arrangement Structure

Following the pre-Arrangement steps and the Arrangement steps:

(a) Securityholders (including Enbridge) will own all of the issued and outstanding Trust Units of the Trust;

(b) Securityholders (other than Enbridge and non-Eligible Securityholders) will own all of the issued and outstanding LP #1 B Units;

(c) Enbridge or Enbridge and its affiliates will own all of the issued and outstanding LP #2 B Units;

(d) the Trust, through Holding Trust, will own all of the issued and outstanding LP #1 A Units;

(e) AltaGas LP #1 will own all of the issued and outstanding LP #2 A Units;

(f) AltaGas LP #2 will own all of the issued and outstanding common shares and subordinated debt of AmalgamationCo; and

(g) ASTC Power Partnership will be held by AmalgamationCo through its direct and indirect interests in AltaGas Power Holdings Partnership and the assets of AltaGas Suffield Pipeline Inc. and certain of the assets of AltaGas and AltaGas Transmission Ltd. will be held by AmalgamationCo through its direct and indirect interests in AltaGas Pipeline Partnership.

The following diagram sets out the simplified organizational structure of the Trust, AmalgamationCo and the other entities participating in the Arrangement following the Effective Time:



Public Securityholders
Enbridge
Trust Units
Trust Units
The Trust
Common Shares
Trust Units
Series 1 Notes
LP #1 B Units(1)
LP #2 B Units(1)
Holding Trust
LP #1 A Units
AltaGas LP #1
General Partner
LP #2 A Units
AltaGas LP #2
Common Shares
LP Subco Debt
AmalgamationCo
AltaGas Utility Holdings Inc.
100%
100%
100%
AltaGas Utilities Inc.
Newco
Cedar Energy Partnership
AltaGas Power Holdings Partnership
50%
AltaGas Pipeline Partnership
ASTC Power Partnership

Note:

(1) LP #1 B Units and LP #2 B Units will be exchangeable for Trust Units at the option of the holder on a one-for-one basis, will be entitled to vote with Trust Unitholders pursuant to the Special Voting Unit and will be entitled to the same distributions of cash per unit as made on a Trust Unit.

Upon the completion of the Arrangement, an aggregate of approximately 25,473,248 Trust Units will be issued and outstanding, assuming that the Common Share Fair Market Value is equal to $22.00, no Securityholders exercise their Dissent Rights, that the Exchangeable Security Limit of Exchangeable Securities is issued pursuant to the Arrangement which results in approximately 20,454,545 Exchangeable Securities being issued and outstanding and that all of the outstanding Options are exchanged for Trust Options on the Effective Date. Following completion of the Arrangement, AmalgamationCo may transfer its assets to a partnership to be formed by it and a subsidiary. See "*The Arrangement - Effect of the Arrangement*", "*Information Concerning the Trust*" and "*Information Concerning AmalgamationCo*".

Letter of Transmittal and Election Form

Eligible Securityholders will be required to make an election whether to receive on completion of the Arrangement either Trust Units or a combination of Trust Units and Exchangeable Securities. Only Canadian

residents who are not Tax-Exempt may elect to receive Exchangeable Securities. **Securityholders who do not deposit with the Depository, at one of the addresses noted in the relevant form, a duly completed Letter of Transmittal and Election Form on or before the Election Deadline or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable Securities, will be deemed to have elected to receive only Trust Units for their Common Shares. A copy of the Letter of Transmittal and Election Form is enclosed with this Information Circular.** See "*The Arrangement – Exchangeable Securities Election*".

Each Securityholder will also be entitled to transfer such Securityholder's Common Shares or Participating Shares, as the case may be, to a newly-incorporated holding corporation in exchange for all of the issued shares of such corporation and then transfer such shares to AltaGas LP #1 or, in the case of Holdcos holding Enbridge Common Shares or Participating Shares, AltaGas LP #2, accompanied by a duly completed Letter of Transmittal and Election Form electing to receive on completion of the Arrangement a combination of Trust Units and Exchangeable Securities in exchange for all of their Holdco Shares. This alternative may have favourable Canadian federal income tax consequences for certain Securityholders. Securityholders wishing to avail themselves of this alternative should consult their own financial, tax and legal advisors. See "*The Arrangement – Alternative Election Procedure for Certain Securityholders*".

Notice of Guaranteed Delivery

If a Common Shareholder wishes to elect to receive Trust Units and AltaGas LP #1 B Units in exchange for its Common Shares pursuant to the Arrangement and: (a) the certificate(s) representing the Common Shares are not immediately available, or (b) such Common Shareholder is not able to deliver such certificate(s) and all other required documents to the Depository at or prior to 4:30 p.m. (Calgary time) on the Election Deadline, such Common Shares may nevertheless be deposited pursuant to the Arrangement provided that all of the following conditions are met:

(i) such deposit is made by or through an Eligible Institution;

(ii) a properly completed and duly executed copy of the Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received at the office of the Depository in Calgary listed in the Notice of Guaranteed Delivery, at or prior to the Election Deadline; and

(iii) the certificate(s) representing deposited Common Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal and Election Form, or a manually signed facsimile thereof, covering the Common Shares and all other documents required by the Letter of Transmittal and Election Form, are received by the Depository at the same office at or before 4:30 p.m. (Calgary time) on the fifth trading day on the TSX after the Election Deadline.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Calgary office listed in the Notice of Guaranteed Delivery at or prior to the Election Deadline and must be guaranteed by an Eligible Institution in the manner set forth in the Notice of Guaranteed Delivery. See "*The Arrangement – Procedure for Exchange of Securities – Notice of Guaranteed Delivery*".

Distributions

The Trust currently intends to make cash distributions to Trust Unitholders on each monthly Distribution Payment Date equal to the Cash Flow of the Trust. The Cash Flow of the Trust will be determined giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements and the consolidated debt repayment requirements of the Trust. The intent is to maximize the Cash Flow of the Trust giving consideration to these consolidated financial requirements and long term Trust Unitholder value.

Immediately following the Effective Date, Trust Unitholders and holders of Exchangeable Securities will receive monthly Distributions of the cash flow generated by AmalgamationCo, and in the future will receive

Distributions of the cash flow generated both by AmalgamationCo and any other operating entities owned, directly or indirectly, by the Trust. The Trust will employ a strategy to: (a) provide Trust Unitholders and holders of Exchangeable Securities with a competitive annual cash-on-cash yield by making monthly cash Distributions to Trust Unitholders and holders of Exchangeable Securities; (b) maintain AmalgamationCo's existing assets, and any additional assets acquired either by AmalgamationCo or any other operating entities owned, directly or indirectly, by the Trust, in a manner that provides predictable cash flow; and (c) enable AmalgamationCo, and any other operating entities owned, directly or indirectly, by the Trust, to continue to expand its business through development, expansion and acquisition opportunities that will provide long-term stable cash flows and be accretive to Trust Unitholders.

As the cash flow available for distribution to Trust Unitholders is a function of numerous factors, including AmalgamationCo's financial performance, the impact of interest rates, electricity prices, gas and natural gas liquids prices, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of Trust Units and Exchangeable Securities outstanding, depending on the operations of AmalgamationCo and the performance of its assets, Distributions may be reduced or suspended entirely. The market value of the Trust Units may deteriorate if the Trust is unable to meet its cash distribution targets in the future, and that deterioration may be material. See "*Risk Factors*".

It is currently intended that the Trust will make cash Distributions to Trust Unitholders from distributions on the trust units of Holding Trust. In addition, Trust Unitholders may, at the discretion of AmalgamationCo, as the administrator of Holding Trust pursuant to the Administration Agreement, receive distributions in respect of prepayments of principal on the Series 1 Notes made by Holding Trust before the maturity of the Series 1 Notes. See "*The Arrangement – Effect of the Arrangement*" and "*Management of the Trust – Administration Agreement*".

Background to and Reasons for the Arrangement

AltaGas has continually reviewed all options available to it to ensure that its capital structure is efficient and that Securityholder value is being maximized. In this regard, in mid-2003, at the request of the AltaGas Directors, certain senior management of AltaGas conducted a preliminary review of how the business of AltaGas could be reorganized into an income trust structure, including how Enbridge as owner of 9,197,500 Common Shares and all of the Participating Shares and as party to the Shareholder Agreement and Registration Rights Agreement might participate in that potential reorganization.

For purposes of this review, AltaGas' senior management retained RBC as financial advisors. Part of the work undertaken by senior management during this period included discussions and other communications with Enbridge regarding the potential reorganization.

Senior management reported the results of its preliminary review to the AltaGas Directors at a meeting on November 12, 2003. At this meeting the AltaGas Directors considered the possibility that for purposes of Policy 61-501, Enbridge is a "related party" to AltaGas.

Accordingly, to ensure that:

(a) any negotiations with Enbridge regarding the potential reorganization occurred free from any perception of conflict of interest; and

(b) the AltaGas Directors discharged their duties as directors and complied with the requirements of applicable laws in respect of any such negotiations, including Policy 61-501;

on November 12, 2003 the Board of Directors established the Special Committee with the mandate to, among other things:

(a) supervise the continued development of the potential reorganization by certain of AltaGas' senior management;

(b) conduct and/or supervise all negotiations with Enbridge to determine the manner in which Enbridge may participate in the potential reorganization; and

(c) determine whether any potential reorganization, including the terms of Enbridge's participation therein, is in the best interests of AltaGas.

The Special Committee's first meeting was on December 10, 2003, following which senior management and its advisors formed a working group that undertook an extensive review of the merits of a proposed reorganization of AltaGas, including a review of the current environment for, and trading levels of, comparable income funds, AltaGas' business prospects, the suitability of AltaGas' assets for an income trust structure, and AltaGas' requirements for equity capital to fund its future growth.

Senior management also met with Enbridge representatives to determine whether Enbridge would be prepared to support the potential reorganization of AltaGas. Enbridge retained Scotia Capital Inc. to provide it with financial advice in respect of the potential reorganization being proposed by senior management. On February 11, 2004 senior management and RBC met with representatives from Enbridge and Scotia Capital Inc. to provide them with financial information regarding the proposed reorganization.

During this period senior management, with the assistance of its advisors, developed a plan for the potential reorganization of the business of AltaGas into an income trust structure. Under senior management's plan all Securityholders (including Enbridge) would participate in the potential reorganization on substantially the same terms. In addition, during this period senior management reported to the Chairman of the Special Committee on a regular basis regarding the status of the review being conducted including the results of negotiations with Enbridge.

The results of senior management's review supported the conclusion that AltaGas should undertake a reorganization of its business into an income trust structure. This conclusion was reinforced by Enbridge who delivered a letter to the Special Committee on February 17, 2004 confirming that Enbridge would support a reorganization of AltaGas in the manner being proposed by senior management (which proposal was substantially the same as the Arrangement set forth in the Plan).

At a meeting on February 18, 2004 the AltaGas Directors, on the recommendation of the Special Committee, authorized AltaGas to issue a press release announcing that the Special Committee was conducting its review and confirming that the Special Committee would make its recommendation with respect to its review to the AltaGas Directors in the next few weeks.

Recommendations of the Special Committee

At a Special Committee meeting on March 10, 2004 RBC verbally advised the Special Committee that in the opinion of RBC the consideration under the Arrangement would be fair from a financial point of view to the Common Shareholders. At this time, senior management reported to the Special Committee that Enbridge continued to support the reorganization of AltaGas in accordance with the proposed Plan and had agreed to sign the Principal Shareholder Agreement in confirmation of that support. See "*The Arrangement – Confirmation of Support – Principal Shareholder Agreement*" for a description of the terms of the Principal Shareholder Agreement. The Special Committee unanimously concluded that the reorganization of AltaGas in the manner described in the proposed Plan would be in the best interests of AltaGas. At a meeting on March 10, 2004 the Special Committee recommended to the AltaGas Directors that the AltaGas Directors should:

(a) authorize AltaGas to enter into the Principal Shareholder Agreement with Enbridge;

(b) authorize AltaGas to enter into the Arrangement Agreement and proceed with the proposed reorganization in the manner provided in the Plan;

(c) submit the Plan and the Arrangement Resolution to a vote of the Securityholders at the Meeting; and

(d) recommend to the Securityholders that they vote in favour of the Arrangement Resolution at the Meeting.

The Special Committee based its recommendations on a number of factors. See "*The Arrangement – Recommendations of the Special Committee*" for a comprehensive list of those factors.

Approvals

Implementation of the Arrangement requires the satisfaction of several conditions and approval by Securityholders and the Court. See "*The Arrangement – Conditions to the Arrangement Becoming Effective*".

Securityholder Approval

Pursuant to the Interim Order, the majority required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Common Shareholders, Participating Shareholders and Optionholders, voting together as a class, either in person or by proxy, at the Meeting. See "*General Proxy Matters – Solicitation of Proxies*" and "*General Proxy Matters – Procedure and Votes Required*".

Court Approvals

An application for the Final Order approving the Arrangement is expected to be made on April 30, 2004 at 9:00 a.m. (Calgary time) at the Court House, 611 - 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

Fairness Opinion

AltaGas senior management retained RBC to address the fairness, from a financial point of view, of the Arrangement to Common Shareholders. In connection with this mandate, RBC has prepared and delivered the Fairness Opinion. The Fairness Opinion states that, in RBC's opinion, as of March 26, 2004, the consideration under the Arrangement is fair, from a financial point of view, to Common Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "*The Arrangement – Fairness Opinion*" and Appendix G, "*Fairness Opinion of RBC Dominion Securities Inc.*"

Recommendation of the AltaGas Directors

The AltaGas Directors have concluded that the Arrangement, in their opinion, is in the best interests of AltaGas and recommend that Securityholders vote in favour of the Arrangement Resolution.

The AltaGas Directors accepted the recommendations of the Special Committee and approved the proposed Arrangement, authorized AltaGas to enter into the Principal Shareholder Agreement and the Arrangement Agreement, authorized the application to the Court for the Interim Order and authorized the submission of the Arrangement Resolution to the Securityholders for consideration at the Meeting and to the Court for approval.

See "*The Arrangement – Recommendation of the AltaGas Directors*" for the factors considered by the AltaGas Directors in coming to their conclusions regarding the report of the Special Committee.

Confirmation of Support

Collectively, holders of an aggregate of 12,250,691 Common Shares, 9,000,000 Participating Shares and 913,488 Options (including Enbridge and all of the directors and officers of AltaGas) representing 48.26% of the outstanding Common Shares on a diluted basis, have agreed to vote all of the Securities beneficially owned by them in favour of the Arrangement Resolution.

Enbridge has confirmed its support for the Arrangement by entering into the Principal Shareholder Agreement. See "*The Arrangement – Confirmation of Support – Principal Shareholder Agreement*". The directors

and senior officers of AltaGas, who control approximately 10.74% of the Common Shares of AltaGas (assuming the exercise of Options held by them), have also indicated to the AltaGas Directors that they intend to vote in favour of the proposed Arrangement Resolution at the Meeting.

The Trust

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta pursuant to the Declaration of Trust. The Trust was established principally for the purposes of investing in the securities of Holding Trust, the General Partner, AltaGas or any associate or affiliate thereof in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses.

The Trust Unitholders will be the sole beneficiaries of the Trust. The Trust will be the sole shareholder of the General Partner.

The Trust will initially permit Trust Unitholders to participate in the cash flow from AmalgamationCo's business to the extent such cash flow is distributed by the Trust and in the future will permit Trust Unitholders to participate both in the cash flow from AmalgamationCo's business and the business of any other operating entity thereafter owned, directly or indirectly, by the Trust. Each Trust Unit will entitle the holder thereof to receive monthly cash Distributions. Pursuant to the Declaration of Trust, the Board of Directors of the General Partner will be elected by the Trust at the direction of the Unitholders. See "*Declaration of Trust and Description of Units – Meetings of Unitholders*".

Computershare Trust Company of Canada is the initial Trustee of the Trust. Pursuant to the Delegation Agreement, certain of the powers and duties of the Trustee will be delegated to the General Partner. Pursuant to the Administration Agreement, the management and administration of the Trust will be delegated to AmalgamationCo. See "*Information Concerning the Trust*", "*Management of the Trust – Administration Agreement*" and "*Management of the Trust – Delegation Agreement*".

Holding Trust

Holding Trust is an unincorporated investment trust created under the laws of Alberta pursuant to the Holding Declaration of Trust whose activities will initially be limited to holding securities of AltaGas LP #1. All of the outstanding securities of Holding Trust will be owned by the Trust. AltaGas Holding Trust Corp. is the initial Holding Trust Trustee. See "*Information Concerning Holding Trust*".

The Partnerships

AltaGas LP #1 is a limited partnership formed under the laws of the Alberta. Following completion of the Arrangement, all of the LP #1 A Units will be held by Holding Trust and all of the LP #1 B Units will be held by those Eligible Securityholders (other than Enbridge) electing pursuant to the Arrangement to receive, and who do receive, LP #1 B Units and Trust Units in exchange for their Common Shares.

AltaGas LP #2 is a limited partnership formed under the laws of Alberta. Following completion of the Arrangement, all of the LP #2 A Units will be held by AltaGas LP #1 and all of the LP #2 B Units will be held by Enbridge or Enbridge and its affiliates.

See "*Information Concerning the Partnerships*".

The General Partner

The General Partner is a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust. The General Partner is the general partner of both AltaGas LP #1 and AltaGas LP #2.

Pursuant to: (i) the Declaration of Trust, the Board of Directors of the General Partner will be elected by the Trust at the direction of the Unitholders; (ii) the Delegation Agreement, the General Partner will be delegated certain of the Trustee's powers and duties in respect of the business and affairs of the Trust; and (iii) the Unanimous Shareholder Agreement, the General Partner will be entitled to exercise the powers of the directors of AmalgamationCo to manage, or supervise the management of, the business and affairs of AmalgamationCo. See "*Management of the Trust – Delegation Agreement*", "*Information Concerning the General Partner – Unanimous Shareholder Agreement*" and "*Declaration of Trust and Description of Units – Meetings of Unitholders*".

AmalgamationCo

AmalgamationCo will be the continuing entity resulting from the amalgamation of AltaGas, each of the Holdcos, LP Subco and each of the Amalgamating Subsidiaries under the Arrangement. AmalgamationCo will hold legal title to the assets of AltaGas. Under the Arrangement, AmalgamationCo will become an indirect subsidiary of the Trust through Holding Trust, AltaGas LP #1 and AltaGas LP #2.

AmalgamationCo will provide all of the management, administrative and operating services to the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to the Administration Agreement. See "*Information Concerning AmalgamationCo*" and "*Management of the Trust – Administration Agreement*".

Stock Exchange Listing Approval

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date. See "*The Arrangement - Stock Exchange Listing Approval*".

Certain Canadian Federal Income Tax Considerations

This Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to Common Shareholders under the Arrangement, Partners holding Exchangeable Securities and Trust Unitholders holding Trust Units. The following comments are qualified in their entirety by that summary in the Information Circular. See "*Certain Canadian Federal Income Tax Considerations*".

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement generally will result in a Common Shareholder realizing a capital gain (or a capital loss) equal to the amount by which the aggregate FMV of the Trust Units and Exchangeable Securities received on completion of the Arrangement exceeds (or is less than) the aggregate ACB of such Common Shareholder's Common Shares and any reasonable costs of disposition. There is a limited opportunity for Electing Eligible Securityholders to receive Trust Units and Exchangeable Securities on a wholly or partially tax-deferred basis if an election is filed under subsection 97(2) of the Tax Act.

A holder who is not a Resident generally will not be subject to tax in respect of any capital gain realized on a disposition of a Common Share or Trust Unit (whether on sale, redemption, by virtue of capital distributions in excess of a Trust Unitholder's ACB or otherwise) unless such property constitutes "taxable Canadian property" for purposes of the Tax Act of the holder and no relief is available to the holder under the provisions of an income tax convention between Canada and the holder's jurisdiction of residence.

A Trust Unitholder who is a Resident generally will be required to include in income for a particular taxation year the portion of the net income of the Trust for a taxation year, including net realized taxable capital gains, that is paid or is payable to the Trust Unitholder in the Trust Unitholder's particular taxation year whether such portion is received in cash, additional Trust Units or otherwise. All amounts that the Trust pays or credits, or is deemed to pay or credit, to a Trust Unitholder who is not a Resident, which otherwise would be included in the income of such Unitholder (determined in accordance with the Tax Act) will be subject to Canadian withholding tax at a rate of 25% of the gross amount thereof, unless such rate is reduced under an applicable income tax convention.

A Partner generally will be required to include in computing such Partner's income for a particular taxation year the Partner's share of the income or loss, as the case may be, of the particular Partnership of which the Partner is a member at any time in the fiscal year of the Partnership ending on or before the Partner's taxation year end, whether or not any of that income is distributed to the Partner in the taxation year.

The Trust Units will be qualified investments for Exempt Plans and RESPs provided that the Trust is a mutual fund trust under the Tax Act. The Exchangeable Securities will not be qualified investments for Exempt Plans or RESPs.

Based in part on representations of the Trust, Holding Trust, AltaGas and the General Partner as to certain factual matters and proposed activities, the Trust Units, if issued on the Effective Date, will not constitute foreign property for purposes of Part XI of the Tax Act for Exempt Plans. RESPs are not subject to the foreign property rules.

The Notice of Ways and Means Motion released as an annex to the March 23, 2004 Federal Budget (the "**Budget**") proposes to introduce changes to the Tax Act which imposes a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, *inter alia*, real property. Further, the Budget proposes to introduce changes to the Tax Act that subject persons who are not Residents to tax in respect of certain distributions made by mutual fund trusts that otherwise would not be subject to taxation in Canada. It is not clear whether these proposals will result in tax consequences to Trust Unitholders that are materially different from those disclosed in this Information Circular. Prospective Trust Unitholders that are registered pension plans or who are not Residents should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

Certain United States Federal Income Tax Considerations

This Information Circular also contains a summary of certain United States federal income tax considerations generally applicable to Common Shareholders that are United States persons and that acquire Trust Units as part of the Arrangement. The following comments are qualified in their entirety by that summary. See "*Certain United States Federal Income Tax Considerations*".

As part of the Arrangement, United States Common Shareholders will exchange their Common Shares for Trust Units. Based in part on certain representations of AltaGas, the exchange should not result in United States federal income tax to those United States Common Shareholders that will hold less than 5% (directly and by attribution) of the total Trust Units issued in the Arrangement.

For United States federal income tax purposes, the Trust Units will represent equity interest in a corporation. The gross amount of any distribution paid to a United States Trust Unitholder with respect to a Trust Unit will generally be a taxable as a dividend to such holder to the extent of the current or accumulated earnings and profits of the Trust. To the extent Canadian income tax is withheld on such distributions, a United States Trust Unitholder may, subject to certain limitations, claim a tax credit against such holder's United States federal income tax liability for the Canadian income taxes withheld.

A United States Trust Unitholder who sells Trust Units generally will recognize gain or loss on the sale based on the difference between the amount realized and the holder's adjusted gross basis in the Trust Units. Generally, any gain or loss will be long-term or short-term capital gain or loss (depending on the length of time the United States holder is treated as owning the Trust Units).

The United States tax consequences to a United States Common Shareholder of acquiring, holding and disposing of Trust Units will depend on the particular circumstances of such shareholder. United States Common Shareholders are urged to consult with their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Non-Canadian Income Tax Considerations

This Information Circular does not contain a summary of the non-Canadian income tax consequences of the Arrangement for Securityholders, Trust Unitholders and Partners who are subject to income tax outside of Canada, other than United States federal income tax consequences. Such holders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. See "*Non-Canadian Income Tax Considerations*".

Selected Pro Forma Financial Information for the Trust

The following is a summary of selected pro forma financial information for the assets owned, directly or indirectly, on a consolidated basis by the Trust following the completion of the Arrangement, for the period indicated. The following should be read in conjunction with the pro forma financial statements of the Trust and the notes thereto attached as Appendix H to the Information Circular. See "*Selected Pro Forma Financial Information for the Trust*".

		Year ended December 31, 2003 (unaudited) (000's)
Total revenues	$	708,884
Cost of sales		489,027
Operating income		83,554
Net income		59,004
Total assets		918,617
Total debt		396,851

Pro Forma Distributable Cash

The following is a summary of selected pro forma financial information for the Trust. It reflects funds generated from the assets owned, directly or indirectly, by AmalgamationCo following the completion of the Arrangement, for the periods indicated. See "*Distribution Policy - Pro Forma Distributable Cash*".

Management of the Trust and AltaGas have provided the following analysis to assist Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would have been available to the Trust for distribution to Trust Unitholders and holders of Exchangeable Securities had the Trust been in existence for the year ended December 31, 2003. This analysis was prepared on the assumption that the Arrangement had been completed, that AmalgamationCo had retained all of AltaGas' business and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of AltaGas has, based on its review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amounts shown below.

The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amounts set forth in the following analysis, and these variations may be material.

AltaGas Income Trust

		Pro Forma Year Ended December 31, 2003
		(000's except per unit amounts)
Funds generated from operations[(2)]	$	90,176
Add (deduct):		
Capital expenditures[(3)]		(60,181)
Pro forma adjustment to current income taxes		7,439
Funds drawn from long-term debt and working capital		33,884
Distributable Cash[(1)]	$	71,318
Weighted average number of Trust Units and Exchangeable Securities		45,717
Distributable Cash per Trust Unit and Exchangeable Security for the period	$	1.56
Distributable Cash per Trust Unit and Exchangeable Security per month (simple average)	$	0.13

Notes:

(1) Distributable Cash available for Distribution is not recognized by Canadian generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities.

(2) Funds generated from operations has been calculated by adding back to net income items not involving cash.

(3) Capital expenditures represent AltaGas' investing activities for 2003.

THE ARRANGEMENT

Background to and Reasons for the Arrangement

AltaGas has continually reviewed all options available to it to ensure that its capital structure is efficient and that Securityholder value is being maximized. In this regard, in mid-2003, at the request of the AltaGas Directors, certain senior management of AltaGas conducted a preliminary review of how the business of AltaGas could be reorganized into an income trust structure, including how Enbridge as owner of 9,197,500 Common Shares and all of the Participating Shares and as party to the Shareholder Agreement and Registration Rights Agreement might participate in that potential reorganization.

For purposes of this review, AltaGas senior management retained RBC as financial advisors, Stikeman Elliott LLP as Canadian corporate and securities law advisors, Felesky Flynn LLP as Canadian tax advisors, Mayer, Brown, Rowe & Maw LLP as United States securities and tax advisors and McCarthy Tétrault LLP to review the terms of certain of AltaGas' debt obligations.

Part of the work undertaken by senior management during this period included discussions and other communications with Enbridge regarding the potential reorganization. Information provided to Enbridge regarding the potential reorganization was subject to the provisions of a confidentiality agreement that was entered into between AltaGas and Enbridge on October 29, 2003.

Senior management reported the results of its preliminary review to the AltaGas Directors at a meeting on November 12, 2003. At this meeting the AltaGas Directors considered the possibility that for the purposes of Policy 61-501, Enbridge is a "related party" to AltaGas.

Accordingly to ensure that:

(a) any negotiations with Enbridge regarding the potential reorganization occurred free from any perception of conflict of interest; and

(b) the AltaGas Directors discharged their duties as directors and complied with the requirements of applicable laws in respect of any such negotiations, including Policy 61-501;

on November 12, 2003 the Board of Directors established the Special Committee consisting of John B. Breen, Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik and David F. Mackie, which individuals would be considered "independent directors" for purposes of Policy 61-501.

The AltaGas Directors determined that the mandate of the Special Committee would be to:

(a) supervise the continued development of the potential reorganization by certain of AltaGas' senior management;

(b) conduct and/or supervise all negotiations with Enbridge to determine the manner in which Enbridge may participate in the potential reorganization;

(c) determine whether any potential reorganization, including the terms of Enbridge's participation therein, are in the best interests of AltaGas;

(d) retain one or more independent financial advisors for the purpose of assisting the Special Committee in the discharge of its mandate, including (if determined by the Special Committee to be necessary or advisable) at the expense of Enbridge, an independent financial advisor for the purpose of obtaining a formal valuation, within the meaning of Policy 61-501, any such financial advisor to be selected, retained, instructed and supervised by the Special Committee; and

(e) report its findings to the AltaGas Directors and make such recommendations to the AltaGas Directors as the Special Committee considers appropriate.

The AltaGas Directors granted the Special Committee all such powers as may be required to discharge its mandate.

The Special Committee's first meeting was on December 10, 2003. At that meeting Myron F. Kanik was appointed Chairman of the Special Committee and AltaGas senior management and its advisors were directed to continue their review of whether to reorganize the business of AltaGas into an income trust structure, including how Enbridge might participate in any such reorganization.

Following the Special Committee meeting on December 10, 2003, senior management and its advisors formed a working group that undertook an extensive review of the merits of a proposed reorganization of AltaGas, including a review of the current environment for, and trading levels of, comparable income funds, AltaGas' business prospects, the suitability of AltaGas' assets for an income trust structure, and AltaGas' requirements for equity capital to fund its future growth. The working group met frequently during the period following December 10, 2003 in connection with this review and other matters. The Special Committee, senior management and its advisors also actively considered several other alternatives that may be available to AltaGas to maximize Securityholder value before concluding that the potential reorganization would be the best alternative available to AltaGas.

Accordingly, senior management, with the assistance of its advisors, developed a plan for the potential reorganization of the business of AltaGas into an income fund trust structure. Under this plan, all Securityholders (including Enbridge) would participate in the potential reorganization on substantially the same terms.

A reorganization into an income trust structure in the manner contemplated by the plan developed by senior management is generally designed to achieve commercial and tax efficiencies not available to a corporation. These tax efficiencies result from the fact that under Canadian income tax law a Canadian resident trust, although it is a taxable entity, is generally entitled to deduct, in computing its taxable income for a taxation year, the portion thereof that is paid or becomes payable in that year to beneficiaries. Therefore, a trust that distributes all or substantially all of its income to beneficiaries generally will not be liable for any material amount of Canadian tax. By comparison, corporations cannot deduct dividends paid to their shareholders. Therefore, under a corporate structure there is an element of double taxation, with the income being subject to tax in the corporation and dividends generally being taxable to shareholders.

Senior management also met with Enbridge representatives to determine whether Enbridge would be prepared to support the potential reorganization of AltaGas. Several meetings in this regard occurred between AltaGas and Enbridge representatives.

Enbridge retained Scotia Capital Inc. to provide it with financial advice in respect of the potential reorganization being proposed by senior management. On February 11, 2004 senior management and RBC met with representatives of Enbridge and Scotia Capital Inc. to provide them with financial information regarding the proposed reorganization.

During the period from November 12, 2003 to February 17, 2004 senior management reported to the Chairman of the Special Committee on a regular basis regarding the status of the review being conducted including the results of negotiations with Enbridge. In addition the Chairman of the Special Committee regularly consulted and held discussions with the AltaGas Directors, Enbridge representatives and other parties to the extent necessary for the Special Committee to perform its mandate.

The Special Committee met to consider senior management's reports and other matters on December 10, 2003, December 22, 2003, January 13, 2004, January 20, 2004, February 6, 2004, February 18, 2004, March 1, 2004 and March 10, 2004. At these meetings, the members of the Special Committee reviewed and discussed the terms of and reasons for the potential reorganization and for these purposes met with senior management and the advisors and received reports from RBC regarding market conditions for income fund offerings.

The results of senior management's review during this period supported the conclusion that AltaGas should undertake a reorganization of its business into an income trust structure. This conclusion was reinforced by Enbridge who delivered a letter to the Special Committee on February 17, 2004 confirming that Enbridge would support a reorganization of AltaGas in the manner being proposed by senior management (which proposal was substantially the same as the Arrangement set forth in the Plan).

Accordingly, at the Special Committee meeting on February 18, 2004 senior management recommended that AltaGas issue a press release announcing that the Special Committee was conducting its review and confirming that the Special Committee would make its recommendation with respect to its review to the AltaGas Directors in the following few weeks.

At a meeting on February 18, 2004 the AltaGas Directors received the Special Committee's report, accepted its recommendation and authorized the press release to be issued on February 18, 2004.

Recommendations of the Special Committee

During the period from February 18, 2004 to March 10, 2004 the Special Committee completed its review with the assistance of senior management and its advisors. At a Special Committee meeting on March 10, 2004 RBC provided the Special Committee with advice on the current market for income fund units. RBC also verbally advised the Special Committee that in the opinion of RBC the consideration under the Arrangement would be fair from a financial point of view to Common Shareholders. At this meeting, RBC described the material factors on which its assessment of fairness is based and the methodologies and procedures followed by it in carrying out its work. RBC also indicated to the Special Committee that it would confirm the verbal opinion in writing to the AltaGas Directors. The Special Committee assumed for purposes of its conclusions and for its recommendations to the AltaGas Directors that RBC would provide the Fairness Opinion, and that the Fairness Opinion would be consistent with the verbal opinion provided to the Special Committee at the March 10, 2004 meeting and would be based on acceptable assumptions and qualifications.

Although the Special Committee was authorized to retain its own advisors, it determined throughout its process that separate advisors would not be necessary given that under the Plan proposed by the Special Committee and agreed to by Enbridge, all Securityholders (including Enbridge) would participate in the potential reorganization on substantially the same terms.

Also at the March 10, 2004 meeting, senior management reported to the Special Committee that Enbridge continued to support the reorganization of AltaGas in accordance with the proposed Plan and had agreed to sign the Principal Shareholder Agreement in confirmation of that support. See "*The Arrangement – Confirmation of Support – Principal Shareholder Agreement*".

On the basis of the reviews conducted by senior management and its advisors and the foregoing considerations, the verbal opinion of RBC, the advice of the legal advisors and its knowledge of the affairs and present financial conditions of and prospects for AltaGas, the Special Committee unanimously concluded that the reorganization of AltaGas in the manner described in the proposed Plan would be in the best interests of AltaGas.

Accordingly, at a meeting on March 10, 2004, the Special Committee unanimously recommended to the AltaGas Directors that, subject to obtaining all necessary third party consents, the negotiation of all applicable documents and the receipt by the AltaGas Directors of the Fairness Opinion, the AltaGas Directors should:

(a) authorize AltaGas to enter into the Principal Shareholder Agreement with Enbridge;

(b) authorize AltaGas to enter into the Arrangement Agreement and proceed with the proposed reorganization in the manner provided in the Plan;

(c) submit the Plan and the Arrangement Resolution to a vote of the Securityholders at the Meeting; and

(d) recommend to the Securityholders that they vote in favour of the Arrangement Resolution at the Meeting.

The Special Committee based its recommendation on a number of factors including:

(a) AltaGas' network of high quality energy infrastructure assets delivers predictable long-life operating cash flows from a diverse portfolio of businesses. Funds generated from operations for the year ended December 31, 2003 were $90.2 million, or $1.98 per Common Share;

(b) capital spent in 2003 to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines and to maintain rate base at AltaGas Utilities was approximately $14.0 million;

(c) the income trust structure will allow AltaGas to reduce future cash tax liability at the corporate level thereby increasing the amount of cash available for distribution to Trust Unitholders;

(d) the Trust will continue to operate on the same fundamentals that contributed to AltaGas' success, being:

(i) focusing on a portfolio of energy infrastructure based assets;

(ii) growing through internal expansion and strategic acquisitions;

(iii) providing stable cash flows through diverse energy businesses;

(iv) managing operational risk, contractually and geographically;

(v) striving for operational excellence; and

(vi) maintaining financial strength and flexibility;

(e) AltaGas will continue to be managed by its existing management and employees, who have demonstrated their capability in delivering accretive growth by acquisitions, effective operations and expansions and prudent financial management;

(f) it is anticipated that the reorganization of AltaGas' business into an income trust structure will attract new investors and provide, in the aggregate, a more active and liquid market for the Trust Units than currently exists for the Common Shares;

(g) AltaGas will continue to make accretive acquisitions and expand AltaGas' business, further enhancing values for the Trust Unitholders;

(h) cash Distributions to Trust Unitholders are anticipated to provide an attractive return without impairing the ability of the Trust to sustain its existing assets;

(i) it is anticipated that the combined value of distributions plus the market value of the Trust Units will be greater on both a pre-tax and after-tax basis than the combined value of dividends that could otherwise be paid on the Common Shares plus the market value of the Common Shares;

(j) as part of the Plan, the Participating Shares owned by Enbridge will be converted into Common Shares and Enbridge will participate in the Plan on substantially the same terms as the other Securityholders. The rights and obligations that Enbridge would have under the Shareholder Agreement and Registration Rights Agreement will continue with the Trust;

(k) the verbal opinion of RBC that the consideration under the Arrangement would be fair from a financial point of view to the Common Shareholders; and

(l) the mechanics, structure and timing of implementation of the Arrangement, including in particular the availability of rights to the Securityholders to dissent to the Arrangement in accordance with Section 190 of the CBCA.

A wide variety of information and numerous factors were considered by the Special Committee in connection with its analysis of whether to reorganize the business of AltaGas into an income trust structure in the manner provided in the Plan. In reaching its conclusions and in formulating its recommendations to the AltaGas Directors, the Special Committee placed greater emphasis on the verbal opinion of RBC than any other factor.

Effect of the Arrangement

On March 26, 2004 there were 36,927,793 Common Shares and 9,000,000 Participating Shares of AltaGas outstanding. In addition, 1,384,488 Common Shares were issuable pursuant to outstanding Options.

The Arrangement will result in Securityholders (excluding Dissenting Securityholders) effectively having exchanged their Common Shares (including any Common Shares resulting from the conversion of Participating Shares pursuant to the Plan) held on the Effective Date, in the case of Eligible Securityholders, for Trust Units or a combination of Trust Units and Exchangeable Securities, and in the case of non-Eligible Securityholders, for Trust Units.

In addition, AltaGas will have amalgamated with LP Subco, each of the Holdcos and the Amalgamating Subsidiaries to form AmalgamationCo, after which all of the common shares of AmalgamationCo and the LP Subco Debt will be owned directly by AltaGas LP #2, and indirectly by the Trust. The Exchangeable Securities are intended to be, to the extent possible, the economic and voting equivalent of Trust Units and will be exchangeable for Trust Units on a one-for-one basis. The maximum number of Exchangeable Securities that may be issued will be that number which in the aggregate has a FMV equal to the Aggregate Permitted Exchange Amount. If Securityholders (including Enbridge) elect to receive such number of Exchangeable Securities as would result in greater than the maximum number of Exchangeable Securities being issued, the Exchangeable Securities will be prorated in the manner provided in the definition of Specified Gain Amount and Eligible Securityholders will receive Trust Units in lieu of Exchangeable Securities for any amounts elected by them in excess of their *pro rata* share. Each Exchangeable Security will be exchangeable for one Trust Unit and be entitled to the same monthly cash Distributions as a Trust Unit. Securityholders who are not Eligible Securityholders will only be eligible to receive, in exchange for each of their Common Shares, one Trust Unit. Any non-Eligible Securityholder who elects to receive Exchangeable Securities will be deemed to have elected to receive only Trust Units on completion of the Arrangement. For details regarding the Trust Units, see "*Declaration of Trust and Description of Units*". For details regarding the Exchangeable Securities, see "*Information Concerning the Partnerships – Partnership Units – Exchangeable Securities*".

Optionholders may participate in the Arrangement by exercising their vested Options and receiving the same consideration as Common Shareholders. All unvested Options, together with previously vested but unexercised Options, will become Trust Options following the Arrangement.

As a result of a Securityholder's Common Shares being exchanged for Trust Units or a combination of Trust Units and Exchangeable Securities pursuant to the Arrangement, the nature of a Securityholder's investment will be changed. See "*Information Concerning the Trust*" and "*Information Concerning AmalgamationCo*".

The Trust will employ a strategy to: (a) provide Trust Unitholders and holders of Exchangeable Securities with a competitive annual cash-on-cash yield by making monthly cash Distributions to Trust Unitholders and holders of Exchangeable Securities; (b) maintain AmalgamationCo's existing assets, and any additional assets acquired either by AmalgamationCo or any other operating entities owned, directly or indirectly, by the Trust, in a manner that provides predictable cash flow; and (c) enable AmalgamationCo, and any other operating entities owned, directly or indirectly, by the Trust, to continue to expand its business through development, expansion and

acquisition opportunities that will provide long-term stable cash flows and be accretive to Trust Unitholders. The senior management of AltaGas will effectively manage the business of the Trust following the completion of the Arrangement in their capacities as the senior management of AmalgamationCo. See "*Information Concerning AmalgamationCo*".

It is currently intended that the Trust will make cash Distributions to Trust Unitholders from distributions on the trust units of Holding Trust. In addition, Trust Unitholders may, at the discretion of AmalgamationCo, as the administrator of Holding Trust pursuant to the Administration Agreement, receive distributions in respect of prepayments of principal on the Series 1 Notes made by Holding Trust before the maturity of the Series 1 Notes.

The following diagram sets out the simplified organizational structure of the Trust, AmalgamationCo and the other entities participating in the Arrangement following the Effective Time:



Public Securityholders
Enbridge
Trust Units
Trust Units
The Trust
Common Shares
Trust Units
Series 1 Notes
LP #1 B Units(1)
LP #2 B Units(1)
Holding Trust
LP #1 A Units
AltaGas LP #1
General Partner
LP #2 A Units
AltaGas LP #2
Common Shares
LP Subco Debt
AmalgamationCo
AltaGas Utility Holdings Inc.
100%
100%
AltaGas Utilities Inc.
100%
Newco
Cedar Energy Partnership
AltaGas Power Holdings Partnership
AltaGas Pipeline Partnership
50%
ASTC Power Partnership

Note:

(1) LP #1 B Units and LP #2 B Units will be exchangeable for Trust Units at the option of the holder on a one-for-one basis, will be entitled to vote with Trust Unitholders pursuant to the Special Voting Unit and will be entitled to the same distributions of cash per unit as made on a Trust Unit.

For further information regarding the Trust, AmalgamationCo, AltaGas LP #1 and AltaGas LP #2 and the General Partner, please refer to "*Information Concerning the Trust*", "*Information Concerning AmalgamationCo*", "*Information Concerning the Partnerships*" and "*Information Concerning the General Partner*".

Management Arrangements

The Trust will not be managed by a third party manager. Following completion of the Arrangement, the Trust will be managed by AmalgamationCo pursuant to the Administration Agreement, pursuant to which AmalgamationCo will also provide certain administrative services and facilities to AltaGas LP#1, AltaGas LP#2, the General Partner and Holding Trust. See also "*Management of the Trust – Administration Agreement*" and "*Information Concerning AmalgamationCo – Material Contracts*".

The Trustee of the Trust will also delegate certain of its powers and duties to the General Partner pursuant to the Delegation Agreement, including without limitation in respect of the governance of the Trust. See "*Management of the Trust – Delegation Agreement*".

Details of the Arrangement

The proposed Arrangement will result in the Trust indirectly owning all of AltaGas' existing business and making regular monthly distributions of cash to Trust Unitholders. The Trust will be efficiently managed by the same qualified team of professionals that presently manages AltaGas. These professionals have demonstrated their capabilities in delivering on financial and other objectives previously established at AltaGas and are committed to the future success of the Trust.

Pre-Arrangement Steps

Prior to the Effective Date, a number of pre-Arrangement steps will occur in the following sequence:

(a) Newco will contribute cash to each of Cedar Energy Partnership and AltaGas Power Partnership in exchange for partnership interests in each partnership;

(b) AltaGas, Newco and AltaGas Power Partnership will form AltaGas Power Holdings Partnership on a cash contribution by Newco, the contribution by AltaGas Power Partnership of all of its business interests and the contribution by AltaGas of its interest in ASTC Power Partnership to AltaGas Power Holdings Partnership in exchange for partnership interests in AltaGas Power Holdings Partnership;

(c) AltaGas Power Partnership will be wound up and the partners thereto will receive their proportionate undivided share of AltaGas Power Partnership's assets, consisting entirely of its interest in AltaGas Power Holdings Partnership; and

(d) Newco, AltaGas Suffield Pipeline Inc, AltaGas and AltaGas Transmission Ltd. will form AltaGas Pipeline Partnership on a cash contribution by Newco, the contribution by AltaGas Suffield Pipeline Inc. of all of its assets, the contribution by AltaGas of certain of its assets and the contribution by AltaGas Transmission Ltd. of certain of its assets.

Arrangement Steps

On the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) the issued and outstanding Participating Shares, if any, shall be converted into Common Shares on a one for one basis;

(b) the Trust shall issue to Holding Trust that number of Trust Units to be exchanged by Holding Trust pursuant to (e)(i) below in exchange for the issue to the Trust by Holding Trust of that principal amount of Series 1 Notes equal to the product of that number of Trust Units multiplied by the Common Share Fair Market Value;

(c) at the same time:

(i) Common Shares (other than Enbridge Common Shares, Common Shares held by Holdcos to which (c)(ii) or (c)(iv) applies and Common Shares held by a Securityholder who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of such Securityholder's Securities) held by each Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Common Shares shall be transferred to, and acquired by, AltaGas LP #1 free and clear of all liens, claims and encumbrances in exchange for the issue to the Eligible Securityholder by AltaGas LP #1 of:

(A) that number of LP #1 B Units equal to the result obtained by dividing the Eligible Shareholder's Specified Gain Amount with respect to such Common Shares by the Common Share Fair Market Value; and

(B) that number of LP #1 X Notes equal to the difference between the number of such Common Shares and the number of LP #1 B Units determined pursuant to (A) above; and

the names of the holders of those Common Shares shall be removed from the register of holders of Common Shares and added to the registers of holders of LP #1 B Units and LP #1 X Notes and AltaGas LP #1 shall be recorded as the holder of those Common Shares on the register of holders of Common Shares;

(ii) Holdco Shares (other than Holdco Shares of Holdcos holding Enbridge Common Shares) held by each Holdco Shareholder that is an Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Holdco Shares shall be transferred to, and acquired by, AltaGas LP #1 free and clear of all liens, claims and encumbrances in exchange for the issue to the Holdco Shareholder by AltaGas LP #1 of:

(A) that number of LP #1 B Units equal to the result obtained by dividing the Holdco Shareholder's Specified Gain Amount with respect to such Holdco Shares by the Common Share Fair Market Value; and

(B) that number of LP #1 X Notes equal to the difference between the number of the Holdco's Common Shares and the number of LP #1 B Units determined pursuant to (A) above;

and the names of the holders of such Holdco Shares shall be removed from the registers of holders of such Holdco Shares and added to the registers of holders of LP #1 B Units and LP #1 X Notes and AltaGas LP #1 shall be recorded as the holder of such Holdco Shares on the registers of holders of such Holdco Shares;

(iii) Enbridge Common Shares (other than Common Shares held by Holdcos to which (c)(iv) applies) held by each Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Enbridge Common Shares shall be transferred to, and acquired by, AltaGas LP #2 free and clear of all liens, claims and encumbrances in exchange for the issue to the Eligible Securityholder by AltaGas LP #2 of:

(A) that number of LP #2 B Units equal to the result obtained by dividing the Eligible Securityholder's Specified Gain Amount with respect to such Enbridge Common Shares by the Common Share Fair Market Value; and

(B) that number of LP #2 X Notes equal to the difference between the number of such Enbridge Common Shares and the number of LP #2 B Units determined pursuant to (A) above;

and the names of the holders of such Enbridge Common Shares shall be removed from the register of holders of Common Shares and added to the registers of holders of LP #2 B Units and LP #2 X Notes and AltaGas LP #2 shall be recorded as the holder of such Enbridge Common Shares on the register of holders of Common Shares; and

(iv) Holdco Shares of Holdcos holding Enbridge Common Shares held by each Holdco Shareholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Holdco Shares shall be transferred to, and acquired by, AltaGas LP #2 free and clear of all liens, claims and encumbrances in exchange for the issue to the Holdco Shareholder by AltaGas LP #2 of:

(A) that number of LP #2 B Units equal to the result obtained by dividing the Holdco Shareholder's Specified Gain Amount with respect to such Holdco Shares by the Common Share Fair Market Value; and

(B) that number of LP #2 X Notes equal to the difference between the number of the Holdco's Enbridge Common Shares and the number of LP #2 B Units determined pursuant to (A) above;

and the names of the holders of such Holdco Shares shall be removed from the registers of holders of Holdco Shares and added to the registers of holders of LP #2 B Units and LP #2 X Notes and AltaGas LP #2 shall be recorded as the holder of such Holdco Shares on the registers of holders of such Holdco Shares;

(d) at the same time:

(i) LP #1 X Notes acquired pursuant to (c)(i) or (c)(ii) above shall be transferred to, and acquired by, AltaGas LP #1 in exchange for the issue to the holders thereof by AltaGas LP #1 of LP #1 A Units on a one for one basis and the names of the holders of such LP #1 X Notes shall be removed from the register of holders of LP #1 X Notes and added to the register of holders of LP #1 A Units and the LP #1 X Notes so transferred to AltaGas LP #1 shall be cancelled; and

(ii) LP #2 X Notes acquired pursuant to (c)(iii) or (c)(iv) above shall be transferred to, and acquired by, AltaGas LP #2 in exchange for the issue to the holders thereof by AltaGas LP #2 of LP #2 A Units on a one for one basis and the names of the holders of such LP# 2 X Notes shall be removed from the register of holders of LP #2 X Notes and added to the register of holders of LP #2 A Units and the LP #2 X Notes so transferred to AltaGas LP #2 shall be cancelled;

(e) at the same time:

(i) LP #1 A Units and LP #2 A Units acquired pursuant to (d)(i) and (d)(ii) above, respectively, shall be transferred to, and acquired by, Holding Trust in exchange for Trust Units on a one for one basis and the names of the holders of such LP #1 A Units and LP #2 A Units shall be removed from the registers of holders thereof and added to the register of holders of Trust Units and Holding Trust shall be recorded as the holder of such LP #1 A Units and LP #2 A Units on the registers of holders thereof; and

(ii) Common Shares in respect of each Securityholder to which (c) above does not apply (other than Common Shares held by a Securityholder who has exercised Dissent Rights

and is ultimately entitled to be paid the fair value of such Securityholder's Common Shares) shall be transferred to, and acquired by, the Trust free and clear of all liens, claims and encumbrances on the basis that each such Common Share shall be exchanged with the Trust for Trust Units on a one for one basis and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and added to the register of holders of Trust Units and the Trust shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

(f) the issued and outstanding Options shall be transferred to, acquired and cancelled by, AltaGas free and clear of all liens, claims and encumbrances on the basis that each such Option shall be exchanged with AltaGas for Trust Options on a one for one basis, with the terms of each such Trust Option being the same as the Option exchanged therefore other than the substitution of a Trust Unit for each Common Share purchasable pursuant to the Option prior to the Effective Time;

(g) all of the Common Shares acquired by the Trust pursuant to (e)(ii) above shall be transferred to, and acquired by, Holding Trust in exchange for the issue to the Trust by Holding Trust of that principal amount of Series 1 Notes equal to the number of such Common Shares multiplied by the Common Share Fair Market Value;

(h) all of the LP #2 A Units acquired by Holding Trust pursuant to (e)(i) above and all of the Common Shares acquired by Holding Trust pursuant to (g) above shall be transferred to, and acquired by, AltaGas LP #1 in exchange for the issue to Holding Trust by AltaGas LP #1 of LP #1 A Units on a one for one basis;

(i) all of the Common Shares and Holdco Shares acquired by AltaGas LP #1 pursuant to (c)(i), (c)(ii) and (h) above shall be transferred to, and acquired by, AltaGas LP #2 in exchange for the issue to AltaGas LP #1 by AltaGas LP #2 of LP #2 A Units on the basis of one LP #2 A Unit for each of such Common Shares and each of the Common Shares held by such Holdcos;

(j) all of the Common Shares and Holdco Shares acquired by AltaGas LP #2 pursuant to (c)(iii), (c)(iv) and (i) above shall be transferred to, and acquired by, LP Subco in exchange for the issue to AltaGas LP #2 by LP Subco of common shares of LP Subco (in respect of which there shall be added to the stated capital an amount equal to the maximum amount of "paid-up capital" under the Tax Act that may be added in respect of such issue) and that principal amount of LP Subco Debt equal to the lesser of (A) the result obtained when the aggregate number of Trust Units issued pursuant to (e)(i) and (e)(ii) above is multiplied by the Common Share Fair Market Value; and (B) the Aggregate Permitted Debt Amount;

(k) the stated capital of each class of outstanding shares of each of AltaGas, the Holdcos and the Amalgamating Subsidiaries shall be reduced, without any distribution by respective corporation, to one dollar;

(l) LP Subco, each of the Holdcos, AltaGas and each of the Amalgamating Subsidiaries shall amalgamate and continue as one corporation, AmalgamationCo; and

(m) the Trust shall issue the Special Voting Unit;

provided that if any of the foregoing steps in (a) through (m) fails to occur or complete then all of such steps will be deemed not to have occurred.

As indicated above, the maximum number of Exchangeable Securities that may be issued will be that number which in the aggregate has a FMV equal to the Aggregate Permitted Exchange Amount. If Eligible Securityholders (including Enbridge) elect to receive such number of Exchangeable Securities as would result in greater than the maximum number of Exchangeable Securities being issued, the Exchangeable Securities will be

prorated in the manner provided in the definition of Specified Gain Amount and Eligible Securityholders will receive Trust Units in lieu of Exchangeable Securities. Each Exchangeable Security will be exchangeable for one Trust Unit and be entitled to the same monthly cash Distributions as a Trust Unit. Securityholders who are not Eligible Securityholders will only be eligible to receive, in exchange for each of their Common Shares, one Trust Unit.

Post Arrangement Structure

Following the pre-Arrangement steps and the Arrangement steps:

(a) Securityholders (including Enbridge) will own all of the issued and outstanding Trust Units of the Trust;

(b) Securityholders (other than Enbridge and non-Eligible Securityholders) will own all of the issued and outstanding LP #1 B Units;

(c) Enbridge or Enbridge and its affiliates will own all of the issued and outstanding LP #2 B Units;

(d) the Trust, through Holding Trust, will own all of the issued and outstanding LP #1 A Units;

(e) AltaGas LP #1 will own all of the issued and outstanding LP #2 A Units;

(f) AltaGas LP #2 will own all of the issued and outstanding common shares and subordinated debt of AmalgamationCo; and

(g) ASTC Power Partnership will be held by AmalgamationCo through its direct and indirect interests in AltaGas Power Holdings Partnership and the assets of AltaGas Suffield Pipeline Inc. and certain of the assets of AltaGas and AltaGas Transmission Ltd. will be held by AmalgamationCo through its direct and indirect interests in AltaGas Pipeline Partnership.

Upon the completion of the Arrangement, an aggregate of approximately 25,473,248 Trust Units will be issued and outstanding, assuming that the Common Share Fair Market Value is equal to $22.00, no Securityholders exercise their Dissent Rights, that the Exchangeable Security Limit of Exchangeable Securities is issued pursuant to the Arrangement which results in approximately 20,454,545 Exchangeable Securities being issued and outstanding and that all of the outstanding Options are exchanged for Trust Options on the Effective Date. Following completion of the Arrangement, AmalgamationCo may transfer its assets to a partnership to be formed by it and a subsidiary. See "*The Arrangement – Effect of the Arrangement*", "*Information Concerning the Trust*" and "*Information Concerning AmalgamationCo*".

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of AltaGas, the Trust, Holding Trust, the General Partner, AltaGas LP #1, AltaGas LP #2, LP Subco and the Amalgamating Subsidiaries and various conditions precedent, both mutual and with respect to each corporation, partnership and trust.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made to that Appendix for the full text thereof.

Conditions to the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Securityholders of AltaGas voting at the Meeting;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the CBCA, must be filed with the Director and the Certificate must be issued by the Director.

Approvals

Securityholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Common Shareholders, Participating Shareholders and Optionholders, voting together as a class, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Court Approvals

Interim Order

On March 23, 2004 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The CBCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Securityholders at the Meeting in the manner required by the Interim Order, AltaGas will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled to be heard on April 30, 2004 at 9:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at The Court House, 611 – 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving on AltaGas a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on April 23, 2004. Service of a Notice of Intention to Appear and related materials to AltaGas shall be effected by sending them to the solicitors for AltaGas: Stikeman Elliott LLP, 4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Luigi A Cusano. See "*Notice of Petition*".

The securities to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance on the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act and accordingly the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

AltaGas has been advised by its counsel, Stikeman Elliott LLP, that the Court has broad discretion under the CBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, or the terms and conditions imposed by the Court, AltaGas or the Trust may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The respective obligations of the parties to the Arrangement Agreement to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfilment or satisfaction, on or before the Effective Date, of a number of conditions. These conditions include, without limitation:

(a) the Arrangement Resolution shall have been approved at the Meeting by not less than two-thirds of the votes by the Securityholders in accordance with the provisions of the Interim Order and any applicable laws;

(b) the Final Order shall have been obtained in form and substance satisfactory to each of the parties to the Arrangement Agreement acting reasonably and shall not have been set aside or modified in a manner unacceptable to the parties acting reasonably, on appeal or otherwise;

(c) all necessary documents filed with the Director in accordance with the Plan shall be in form and substance satisfactory to each of the parties to the Arrangement Agreement acting reasonably and shall have been accepted for filing by the Director together with the Articles of Arrangement in accordance with Section 192 of the CBCA;

(d) there shall have been no action taken under any applicable law and there shall not be in force any order or decree of any governmental authority that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

    (ii) results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; or

    (iii) imposes or confirms material limitations on the ability of: (A) the Trust effectively to exercise full rights of ownership of the securities of the General Partner or Holding Trust including, without limitation, the right to vote any such securities; (B) the Holding Trust to exercise full rights of ownership of the securities of AltaGas LP #1, including, without limitation, the right to vote and such securities; (C) AltaGas LP #1 to exercise full rights of ownership of securities of AltaGas LP #2, including, without limitation, the right to vote any such securities; or (D) AltaGas LP #2 to exercise full rights of ownership of securities of LP Subco (and after giving effect to the Arrangement, AmalgamationCo), including, without limitation, the right to vote such securities;

(e) there shall have been no material change with respect to the income tax laws or policies of Canada or any province thereof which would have a material adverse effect on the reorganization of AltaGas as contemplated by the Plan, including the manner in which distributions that are made to holders of Trust Units or Exchangeable Securities are taxed;

(f) all necessary third party and other consents, approvals and authorizations with respect to the transactions contemplated by the Arrangement Agreement (including, without limitation, orders of applicable governmental authorities for the issuance of Exchangeable Securities and the exchange of Exchangeable Securities for Trust Units) shall have been completed or obtained;

(g) the AltaGas Directors shall not have determined to terminate the Arrangement Agreement in accordance with the Arrangement Resolution as a result of the number of Securityholders, if any, who exercise Dissent Rights or otherwise; and

(h) the approval of the TSX to the conditional listing of the Trust Units shall have been obtained, subject only to the filing of required documents and fees.

On the conditions being fulfilled or waived, AltaGas intends to file a copy of the Final Order and the Articles of Arrangement with the Director under the CBCA, together with such other materials as may be required by the Director, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the AltaGas Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A for the text of the Arrangement Resolution.

Depending on how AmalgamationCo is structured and capitalized following the completion of the Arrangement, it may not satisfy certain covenants in the indenture for AltaGas' existing medium term note program and the agreements regarding the bank facilities described under "*Pro Forma Capitalization of the Trust*". In that event, AmalgamationCo may obtain waivers of those covenants or may satisfy or avoid the application of those covenants in some other manner, including the reorganization of its assets or, if it considers it appropriate in the circumstances, the defeasance of the applicable covenants.

Fairness Opinion

On March 10, 2004, the AltaGas Directors received a verbal opinion from RBC, its independent financial advisor, stating that, in the opinion of RBC, as of March 10, 2004, the consideration under the Arrangement is fair, from a financial point of view, to Common Shareholders. RBC confirmed its verbal opinion to the AltaGas Directors on March 17, 2004 and again on March 26, 2004 when RBC delivered the Fairness Opinion to AltaGas.

A copy of the Fairness Opinion is attached as Appendix G to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

The AltaGas Directors concur with the views of RBC. Those views were an important consideration in the decision of the AltaGas Directors to proceed with the Arrangement.

Recommendation of the AltaGas Directors

The AltaGas Directors have concluded that the Arrangement, in their opinion, is in the best interests of AltaGas and recommend that Securityholders vote in favour of the Arrangement Resolution.

On March 10, 2004, the AltaGas Directors accepted the recommendations of the Special Committee and approved the proposed Arrangement, authorized AltaGas to enter into the Principal Shareholder Agreement and the Arrangement Agreement, authorized the application to the Court for the Interim Order and authorized the submission of the Arrangement Resolution to the Securityholders for consideration at the Meeting pursuant to that Interim Order and to the Court for approval. In reaching their conclusions the AltaGas Directors considered the advice of management regarding the desirable features of the income trust structure and the advice of professional advisors regarding the tax efficiencies of trusts under Canadian tax law.

Other factors considered by the AltaGas Directors included:

(a) *The report and recommendations of the Special Committee to the AltaGas Directors, including the factors relied on by the Special Committee in making their recommendations and receipt by the Special Committee of the verbal fairness opinion from RBC.*

The AltaGas Directors were strongly influenced as to the fairness of the Arrangement by the fact that an independent investment banking firm reviewed the Arrangement and provided an opinion that the consideration under the Arrangement was fair, from a financial point of view, to the Common Shareholders.

(b) *Advice received from the AltaGas' tax and financial advisors.*

Both the Special Committee and the Board of Directors were influenced by advice from tax advisors that trust structures are currently better suited to distribute cash to unitholders than corporations, since under current Canadian tax law trust structures, when they make distributions to unitholders, avoid an element of double taxation that occurs when corporations pay dividends to shareholders. However, there can be no assurance that this preference will continue in the future.

Similarly, the financial advisors to AltaGas have expressed the view that publicly traded trusts generally enjoy a lower cost of capital than publicly traded corporations. However, there can be no assurance that this preference will continue in the future.

(c) *Consideration of alternative transactions designed to achieve an increase in Securityholder value.*

In determining to proceed with the Arrangement the AltaGas Directors considered alternative transactions to maximize Securityholder value. Among the alternatives considered were the sale of AltaGas as a corporate entity to a third party, the sale of corporate assets to a third party and maintaining the current corporate structure.

Although the mandate of the Special Committee did not specifically include consideration of all possible alternative transactions, both the AltaGas Directors and the Special Committee considered the fact that AltaGas has not received any unsolicited offers to acquire AltaGas. Although third party sales often realize a premium, both the AltaGas Directors and the Special Committee concluded that, if the Arrangement is consummated, the Trust Unitholders would have materially the same opportunity to benefit from any such premium as they presently have as Securityholders, and that therefore the possibility of an unsolicited offer from a third party does not diminish the fairness of the Arrangement to the Securityholders. In addition, the Declaration of Trust contains provisions which afford, to any bidder who obtains tenders of at least 90% of the Trust Units, substantially the same rights as a bidder who obtains tenders of at least 90% of the equity of a corporation under corporate law.

(d) *The current and expected market prices of the Common Shares following announcement of the review being undertaken by the Special Committee.*

Immediately following the press release announcing that the Special Committee was reviewing whether AltaGas should be reorganized into an income trust structure the Common Shares of AltaGas began trading at prices more than 25% higher than prior to the announcement. Based on an analysis of the trading prices of comparable trusts both the AltaGas Directors and the Special Committee felt that this new price level was appropriate following completion of the reorganization. Although no assurance as to future trading prices of the Trust Units can be given, both the Special Committee and the Board of Directors were encouraged by the increase in the prevailing share price and accordingly assigned expected market price some weight in their deliberations.

(e) *Enbridge has confirmed its support for the Arrangement in the Principal Shareholder Agreement.*

Mr. Cornhill abstained from voting on the recommendations on several bases including that he has an employment contract with AltaGas which contains change of control provisions which may be perceived as a conflict of interest.

Based on these and other factors, the AltaGas Directors have determined that the proposed reorganization is in the best interests of AltaGas and accordingly recommend that the Securityholders of AltaGas vote in favour of the Arrangement Resolution.

Confirmation of Support

Collectively, holders of an aggregate of 12,250,691 Common Shares, 9,000,000 Participating Shares and 913,488 Options (including Enbridge and all of the directors and officers of AltaGas) representing 48.26% of the outstanding Common Shares on a diluted basis, have agreed to vote all of the Securities beneficially owned by them in favour of the Arrangement Resolution.

Principal Shareholder Agreement

As at the date hereof, Enbridge holds 9,197,500 Common Shares and 9,000,000 Participating Shares, representing 24.91% of the issued and outstanding Common Shares and all of the issued and outstanding Participating Shares. Enbridge holds approximately 38.46% of the outstanding Common Shares on a diluted basis (assuming all Options are exercised and the Participating Shares are converted on a one-for-one basis to Common Shares). To the knowledge of the directors and officers of AltaGas, Enbridge is the only person beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of the outstanding Common Shares.

As the principal shareholder of AltaGas, Enbridge has agreed pursuant to the Principal Shareholder Agreement to vote the Common Shares and Participating Shares beneficially owned by it, directly or indirectly, or over which it exercises control or direction, in favour of the Arrangement Resolution, subject to the terms and conditions of that agreement.

The terms of the Principal Shareholder Agreement include:

(a) Enbridge will vote its Common Shares and Participating Shares at the Meeting to approve the Arrangement Resolution in that respect;

(b) Enbridge will be entitled to elect to receive Trust Units and Exchangeable Securities and its share of AltaGas' safe income in accordance with the Arrangement;

(c) the Shareholder Agreement will continue on substantially the same terms except any provisions of the Shareholder Agreement that are scheduled to expire on May 12, 2004 will not be retained following the effective date of the reorganization;

(d) the Registration Rights Agreement will continue on substantially the same terms except that it will apply in respect of Trust Units (rather than Common Shares) beneficially owned by Enbridge and Enbridge will be permitted up to two Demand Registrations in any twelve month period following the Effective Date;

(e) the Strategic Alliance Arrangement will be terminated;

(f) in respect of any determination by Enbridge from time to time to dispose of Trust Units beneficially owned by Enbridge, the Trust will use reasonable commercial efforts to assist Enbridge in the disposition of those Trust Units; and

(g) Enbridge will not participate in any public offering of Trust Units that may occur immediately following completion of the Arrangement, but has the right, subject to certain restrictions, to dispose of Trust Units then held by Enbridge by way of concurrent secondary offering as part of such public offering of Trust Units by the Trust.

Directors and Officers

The directors and senior officers of AltaGas, who control approximately 10.74% of the currently outstanding Common Shares of AltaGas (assuming the exercise of Options held by them), have also indicated to the AltaGas Directors that they intend to vote in favour of the proposed Arrangement Resolution at the Meeting.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, AltaGas will apply for the Final Order approving the Arrangement. If the Final Order is obtained on April 30, 2004 in form and substance satisfactory to AltaGas and the Trust, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, AltaGas expects the Effective Date will be on or about May 1, 2004. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective on the filing with the Director of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director.

AltaGas' objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on April 30, 2004.

Exchangeable Securities Election

Eligible Securityholders will be entitled to elect to receive either Trust Units or a combination of Trust Units and Exchangeable Securities, in consideration for their Common Shares, including the Common Shares issued on conversion of Participating Shares. For certain Securityholders, electing to receive Exchangeable Securities may, based on their particular circumstances, provide for certain tax efficiencies. Any Eligible Securityholder considering making such an election is urged to consult his or her own legal and tax advisors with respect to the consequences (tax or otherwise) and risks associated with that election. **Non-Eligible Securityholders may receive only Trust Units in exchange for their Common Shares.**

The value of the LP #1 B Units or LP #2 B Units, as the case may be, that an Eligible Securityholder is entitled to receive cannot in any event exceed that Eligible Securityholder's Gain Amount. In addition, the maximum number of Exchangeable Securities that may be issued will be that number which in the aggregate has a FMV equal to the Aggregate Permitted Exchange Amount. If Eligible Securityholders (including Enbridge) elect to receive such number of Exchangeable Securities as would result in greater than the maximum number of Exchangeable Securities being issued, the Exchangeable Securities will be prorated in the manner provided in the definition of Specified Gain Amount and Eligible Securityholders will receive Trust Units in lieu of Exchangeable Securities to the extent that Exchangeable Securities are requested but not provided due to that pro-rationing.

Holders of Exchangeable Securities will be entitled to exchange their Exchangeable Securities for Trust Units at any time on a one-for-one basis. The LP #1 B Units may be redeemed by AltaGas LP #1 for Trust Units at any time following the tenth anniversary of the Effective Date and the LP #2 B Units may be redeemed by AltaGas LP #2 for Trust Units at any time following the fifth anniversary of the Effective Date, in either case at the discretion of the Board of Directors. In certain circumstances, AltaGas LP #1 or AltaGas LP #2, as the case may be, has the right to require a redemption of the Exchangeable Securities and the right to require the exchange of Exchangeable Securities for Trust Units prior to such applicable anniversary. See "*Information Concerning the Partnerships – Partnership Units – Exchangeable Securities*".

The Exchangeable Securities are intended to be, to the greatest extent practicable, the economic and voting equivalent of Trust Units, being entitled to the same monthly cash Distributions as a Trust Unit and being entitled to vote on Trust matters with holders of Trust Units through the Special Voting Unit. However, such economic equivalency may not be achieved in all circumstances. See "*Risk Factors – The Partnerships – Risks Associated with Exchangeable Securities*".

Alternative Election Procedure for Certain Securityholders

Each Securityholder will be entitled to transfer such Securityholder's Common Shares or Participating Shares, as the case may be, to a newly-incorporated corporation in exchange for all of the issued and outstanding Holdco Shares and to transfer the Holdco Shares to AltaGas LP #1 or, in the case of Holdcos holding Enbridge Common Shares or Participating Shares, AltaGas LP #2, provided that each of the following conditions are satisfied

on or prior to and as of the Effective Time (each of the corporations as so described and in respect of which such conditions are so satisfied being a "**Holdco**"):

(a) the Securityholder is an Eligible Securityholder;

(b) Holdco is incorporated under the CBCA no earlier than March 1, 2004;

(c) the Securityholder transfers its Common Shares or Participating Shares, as the case may be, to Holdco solely in consideration for the Holdco Shares;

(d) Holdco has no indebtedness or liabilities and owns no assets other than the Common Shares or Participating Shares, as the case may be;

(e) the Securityholder indemnifies the Trust, Holding Trust, AltaGas, AltaGas LP #1 and, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 for any and all liabilities of Holdco (other than tax liabilities of Holdco that would arise if Holdco disposed of any of its property after the Effective Date or that arise solely as a result of the tax status of the Trust, Holding Trust, AltaGas, AltaGas LP #1 and, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 as a "financial institution" for purposes of the Tax Act) in a form satisfactory to the General Partner in its sole discretion, and such Securityholder either has net assets as reflected on its audited financial statements for its most recently ended fiscal year which are satisfactory to the General Partner or provides the General Partner with security satisfactory to the General Partner in respect of such Securityholder's indemnification obligations as set out above;

(f) prior to the Effective Time, Holdco: (i) declares one or more stock dividends which may be in the form of preferred shares of Holdco that are converted into common shares of Holdco prior to the Effective Time; (ii) increases the stated capital of the Holdco Shares; or (iii) declares one or more cash dividends, provided that such cash is used to subscribe, directly or indirectly, for shares of Holdco;

(g) at the Effective Time, but prior to giving effect to the Plan, Holdco has no issued shares outstanding other than the Holdco Shares and all such Holdco Shares are owned by only the Securityholder;

(h) prior to the Effective Time, Holdco has never entered into any transaction (or conducted any business or operations or engaged in any activity) other than those described herein or such other transactions as are necessary to facilitate those transactions described herein with the General Partner's consent, acting reasonably;

(i) other than as provided in (f) above, Holdco will not declare or pay any dividends or other distributions;

(j) the Securityholder shall prepare and file all income tax returns of its Holdco in respect of the taxation year-end of such Holdco ending immediately prior to the acquisition of such Holdco Shares by AltaGas LP #1 or, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 subject to the General Partner's right to approve all such tax returns as to form and substance;

(k) the Securityholder provides AltaGas and the General Partner with copies of all documents necessary to effect the transactions contemplated hereby at least ten days prior to the Effective Date, which documents must be approved by both AltaGas and the General Partner in their sole discretion; and

(l) the Securityholder and its Holdco execute a share purchase agreement in the form required by the General Partner, acting reasonably, providing for, among other things, the sale of the Holdco Shares to AltaGas LP #1 or, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 and containing the terms and conditions, among others, set forth above.

A Securityholder electing to follow this alternative election procedure will be entitled to receive in consideration for the Holdco Shares a combination of Trust Units and Exchangeable Securities. Choosing the holding company alternative will require a Securityholder to implement the complex corporate structure discussed above through which to hold the Common Shares. The holding company alternative may have favourable Canadian federal income tax consequences for certain Securityholders, but those consequences are not described in this Information Circular. Securityholders wishing to avail themselves of the holding company alternative should consult their own financial, tax and legal advisors. Securityholders wishing further information with respect to the holding company alternative should contact the Depository to obtain the holding company Letter of Transmittal and Election Form to be used in such circumstances. Depository contact details are provided in the Form of Letter of Transmittal and Election Form included with this Information Circular.

Procedure for Exchange of Securities

On or before the Election Deadline, Securityholders must complete and return the enclosed Letter of Transmittal and Election Form, together with the certificate(s) representing their Common Shares and Participating Shares, if applicable, to the Depository at one of the offices specified in the Letter of Transmittal and Election Form. **Where no election is made, where the election is not properly made or where the Letter of Transmittal and Election Form or the certificate(s) representing the Common Shares, Participating Shares, if applicable, and Holdco Shares are received after the Election Deadline, the depositing Securityholder will be deemed to have elected to receive only Trust Units for all of their Common Shares and, if applicable, Participating Shares on completion of the Arrangement.**

Securityholders wishing to utilize the holding company alternative discussed above under "*The Arrangement – Alternative Election Procedure for Certain Securityholders*" must meet the requirements set out under that heading. Such Securityholders should contact the Depository to obtain the holding company Letter of Transmittal and Election Form to be used in such circumstances. **The Letter of Transmittal and Election Form for the holding company alternative must be completed and returned in accordance with the instructions contained therein and must be received on or before the Election Deadline to be effective.**

Securityholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Common Shares.

The use of the mail to transmit certificates representing Common Shares and, if applicable, Participating Shares, and the Letter of Transmittal and Election Form, is at each holder's risk. AltaGas recommends that such certificates and documents be delivered by hand to the Depository and a receipt therefor be obtained or that registered mail be used.

All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Common Shares and, if applicable, Participating Shares, must be guaranteed by an Eligible Institution, unless otherwise provided. In order to receive Trust Units or Exchangeable Securities after the Effective Date, Securityholders must submit the certificate(s) for their Securities to the Depository.

Notice of Guaranteed Delivery

If a Common Shareholder wishes to elect to receive Trust Units and AltaGas LP #1 B Units in exchange for its Common Shares pursuant to the Arrangement and: (a) the certificate(s) representing the Common Shares are not immediately available, or (b) such Common Shareholder is not able to deliver such certificate(s) and all other required documents to the Depository at or prior to 4:30 p.m. (Calgary time) on the Election Deadline, such Common Shares may nevertheless be deposited pursuant to the Arrangement provided that all of the following conditions are met:

(i) such deposit is made by or through an Eligible Institution;

(ii) a properly completed and duly executed copy of the Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received at the office of the Depository in Calgary listed in the Notice of Guaranteed Delivery, at or prior to the Election Deadline; and

(iii) the certificate(s) representing deposited Common Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal and Election Form, or a manually signed facsimile thereof, covering the Common Shares and all other documents required by the Letter of Transmittal and Election Form, are received by the Depository at the same office at or before 4:30 p.m. (Calgary time) on the fifth trading day on the TSX after the Election Deadline.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Calgary office listed in the Notice of Guaranteed Delivery at or prior to the Election Deadline and must be guaranteed by an Eligible Institution in the manner set forth in the Notice of Guaranteed Delivery.

Treatment of Options

Pursuant to AltaGas' existing stock option plan there are presently outstanding Options to purchase an aggregate of 1,384,488 Common Shares at a weighted average exercise price of $9.31. Based on the closing market price of the Common Shares on the TSX on February 17, 2004, the last trading day prior to the announcement that the Special Committee was reviewing whether to convert the business of AltaGas into an income trust structure, all of the Options were "in-the-money" (that is, had an exercise price lower than the market price of the Common Shares). The Options are held by various directors, officers and employees of AltaGas. Options exercised at or prior to the Effective Time may be exercised only for the number of Common Shares which are then vested.

To the extent that an Optionholder has not exercised its vested Options, in which case the Optionholder would have received the same consideration as a Common Shareholder, all remaining vested and unexercised Options, together with unvested Options, will become Trust Options entitling the holder to acquire Trust Units following the Arrangement. It is presently anticipated that the Board of Directors will accelerate the vesting of those Trust Options following the Arrangement to provide for immediate vesting.

Rights of Dissent

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Securityholder's Securities and is qualified in its entirety by the reference to the full text of the Interim Order which is attached to this Information Circular as Appendix B and the text of section 190 of the CBCA which is attached to this Information Circular as Appendix I. Pursuant to the Interim Order, dissenting Optionholders are given rights analogous to rights of dissenting Common Shareholders and Participating Shareholders under the CBCA. A Securityholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of section 190 of the CBCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at that hearing.

Under the Interim Order, a registered Securityholder is entitled, in addition to any other rights he may have, to dissent and to be paid by AltaGas the fair value of the Securities held by him in respect of which he dissents, determined as of the close of business on the last Business Day before the Meeting. A Securityholder may dissent only with respect to all of the Securities held by him or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. **Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such securities is entitled to dissent. Accordingly, a beneficial owner of Securities**

desiring to exercise their right of dissent must make arrangements for the Securities they beneficially own to be registered in their name prior to the time the written objection to the Arrangement Resolution is required to be received by AltaGas or, alternatively, make arrangements for the registered holder of such Securities to dissent on their behalf.

A Dissenting Securityholder must send to AltaGas a written objection to the Arrangement Resolution, which written objection must be received by AltaGas, c/o Stikeman Elliott LLP, 4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5, Attention: Luigi A. Cusano, not later than 5:00 p.m. (Calgary time) on the Business Day prior to the Meeting. No Securityholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. An application may be made to the Court by AltaGas or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by either AltaGas or a Dissenting Securityholder, AltaGas must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay him an amount considered by the AltaGas Directors to be the fair value of the Securities held by the Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if AltaGas is the applicant, or within 10 days after AltaGas is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with AltaGas for the purchase of his Securities by AltaGas in the amount of AltaGas' offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against AltaGas and in favour of each of those Dissenting Securityholders, and fixing the time within which AltaGas must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

As part of the Arrangement, the Common Shares held by Dissenting Securityholders will be cancelled prior to the Amalgamation and such Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Securityholder's Securities in the amount agreed to between AltaGas and the Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Securityholder may withdraw his dissent, or AltaGas may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

AltaGas shall not make a payment to a Dissenting Securityholder under section 190 of the CBCA if there are reasonable grounds for believing that AltaGas is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of AltaGas would thereby be less than the aggregate of its liabilities. In such event, AltaGas shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Securities in which case the Dissenting Securityholder may, by written notice to AltaGas within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against AltaGas to be paid as soon as AltaGas is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to Securityholders of AltaGas.

All Securities held by Securityholders who exercise their right of dissent will, if the Holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to LP Subco for cancellation in exchange for such fair value as of the Effective Date. If such Securityholders ultimately are not so entitled to be paid the fair value therefor, such Securities will be changed into Trust Units and such Securityholders will be issued Trust Units on the same basis as all other Securityholders pursuant to the Arrangement.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of the parties to the Arrangement Agreement that the AltaGas Board shall not have determined to terminate the Arrangement Agreement as a result of the number of Securityholders who exercise Dissent Rights.

Interests of Certain Persons in the Arrangement

The directors and officers of AltaGas own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 3,053,191 Common Shares and 913,488 Options, representing 8.27% of the outstanding Common Shares and 65.98% of the outstanding Options, respectively. The management of AltaGas understands that each of the directors and officers intend to vote the Securities owned or controlled by them in favour of the Arrangement Resolution proposed to be considered at the Meeting. See "*The Arrangement – Confirmation of Support*".

In addition, Enbridge owns beneficially, directly or indirectly, or exercises control or direction over, an aggregate of 9,197,500 Common Shares and 9,000,000 Participating Shares, representing 24.91% of the outstanding Common Shares and all of the Participating Shares, respectively. Enbridge has agreed pursuant to the Principal Shareholder Agreement to vote the Common Shares and Participating Shares beneficially owned by it, directly or indirectly, or over which it exercises control or direction, in favour of the Arrangement Resolution proposed to be considered at the Meeting, subject to the terms and conditions of that agreement. For further information see "*The Arrangement – Background to and Reasons for the Arrangement*", "*The Arrangement Agreement – Confirmation of Support – Principal Shareholder Agreement*" and "*Relationship Between Enbridge and the Trust*".

AltaGas has retained RBC to be financial advisors to AltaGas and the AltaGas Directors with respect to the Arrangement. The advisor has received and will receive fees from AltaGas for services rendered.

Expenses of the Arrangement

The estimated costs to be incurred by AltaGas relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to aggregate approximately $7.0 million. Additional amounts totalling approximately $5.0 million are anticipated to be paid to management and employees for performance bonuses and with respect to employment contracts.

Stock Exchange Listing Approval

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date and the payment of fees.

Securities Law Matters

The Trust Units, LP #1 A Units, LP #2 A Units, LP #1 B Units, LP #2 B Units, Holding Trust Notes and the LP Subco Debt to be issued in exchange for Securities pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Trust Units will generally be "freely tradable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable laws of the provinces of Canada.

Applications will also be made so as to relieve the Trust's subsidiary corporations, trusts and partnerships from some of the continuous disclosure requirements normally associated with being a "reporting issuer" under applicable laws.

The securities to be issued pursuant to the Arrangement will not be registered under the 1933 Act in reliance on the exemption from registration provided by section 3(a)(10) of the 1933 Act. Securities issued to a former Securityholder who is not an "affiliate" of AltaGas immediately before the Arrangement, and is not an

"affiliate" of the Trust or AmalgamationCo at the time of resale, may be resold in the United States without restriction under the 1933 Act to the same extent as the Common Shares were before the Arrangement. Former Securityholders who are "affiliates" of AltaGas prior to the Arrangement, or "affiliates" of AmalgamationCo or the Trust after the Arrangement may not re-sell their Trust Units in the United States without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of AltaGas, AmalgamationCo or the Trust is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, AltaGas, AmalgamationCo or the Trust, as the case may be. Securityholders are urged to consult their legal advisors prior to disposing of Trust Units outside Canada to determine the extent of all applicable resale provisions.

Legal Matters

Certain legal matters relating to the Arrangement are to be passed on at the Closing by Stikeman Elliott LLP, on behalf of AltaGas. As at March 26, 2004, the partners and associates of Stikeman Elliott LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Felesky Flynn LLP, Canadian tax counsel for AltaGas and the Trust (''**Tax Counsel**''), the following summary fairly describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to Common Shareholders who dispose of their Common Shares pursuant to the Arrangement and ultimately receive Trust Units or Trust Units and Exchangeable Securities, as the case may be. This summary is applicable to a Common Shareholder, Trust Unitholder or Partner who, for purposes of the Tax Act, deals at arm's length with and is not affiliated with AltaGas or the Trust and holds Common Shares and will hold X Notes, LP A Units, Trust Units or Exchangeable Securities, as the case may be, as capital property. Generally, the Common Shares, the X Notes, the LP A Units, the Trust Units and the Exchangeable Securities will be considered to be capital property to a holder provided that the holder does not hold the Common Shares, the X Notes, the LP A Units, the Trust Units, or the Exchangeable Securities, as the case may be, in the course of carrying on a business of buying or selling securities and did not acquire them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who are Residents and who might not otherwise be considered to hold their Common Shares or Trust Units as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have them, and any other "Canadian security" (as defined in the Tax Act), deemed to be capital property. Holders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to Participating Shareholders, Optionholders or to a Trust Unitholder or Partner that is a ''specified financial institution'' as defined in the Tax Act or a ''financial institution'' as defined in the Tax Act for purposes of the mark-to-market rules, nor is it applicable to Trust Unitholders or Partners an interest in which would be a ''tax shelter investment'' under the Tax Act.

This summary is based on the facts set out in the Information Circular, representations from AltaGas, the Trust and RBC as to certain factual matters and proposed activities, the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), and Tax Counsel's understanding of the current published administrative and assessing practices of the CRA. This summary is not exhaustive of all possible Canadian federal income tax considerations, and except for the Proposed Amendments, does not take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

The Budget proposes to introduce changes to the Tax Act which imposes a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, *inter alia*, real property. Further, the Budget proposes to introduce changes to the Tax Act that subject persons who are not Residents to tax in respect of certain distributions made by mutual fund trusts that otherwise would not be subject to taxation in Canada. It is not clear whether these proposals will result in

tax consequences to Trust Unitholders that are materially different from those disclosed in this Information Circular. Prospective Trust Unitholders that are registered pension plans or who are not Residents should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

This summary is of a general nature only and is not intended to be nor should it be construed to be, legal, business or tax advice to any particular Securityholder, Trust Unitholder or Partner. Securityholders and prospective Trust Unitholders or Partners should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

The Arrangement

Exchange of Common Shares for Exchangeable Securities and X Notes

Pursuant to the Arrangement, Common Shares (other than Common Shares held by Dissenting Securityholders) held by Electing Eligible Securityholders will be transferred to the particular Partnership prescribed in the Arrangement, in exchange for the number of Exchangeable Securities and X Notes issued by the particular Partnership as determined by the formula set out in the Arrangement. Electing Eligible Securityholders will be required to specify an amount in the tax election form pursuant to subsection 97(2) of the Tax Act ("**Elected Amount**"). The Elected Amount may not:

(a) be less than the lesser of (i) the Electing Eligible Securityholder's aggregate ACB of the Common Shares transferred to the particular Partnership; and (ii) the FMV of the Common Shares at the time of the exchange;

(b) be less than the FMV of the X Notes received by the Electing Eligible Securityholder; or

(c) be greater than the FMV of the Electing Eligible Securityholder's Common Shares transferred to the particular Partnership.

Provided that a valid tax election is filed in a timely manner, the Electing Eligible Securityholder will realize a capital gain (or a capital loss) equal to the amount by which the Elected Amount exceeds (or is less than) the aggregate ACB of the Common Shares of the Electing Eligible Securityholder transferred to the particular Partnership and any reasonable costs of disposition. For this purpose, an Electing Eligible Securityholder will be required to determine the FMV of an X Note on a reasonable basis. Each of AltaGas and the Trust has advised that, in its opinion, an X Note will have a FMV equal to the Common Share Fair Market Value. Such determination of FMV is not binding on the CRA. The taxation of capital gains and capital losses is described below under "*Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses*".

In such circumstances, the cost to a holder of the X Notes acquired will be the FMV thereof and the cost of the Exchangeable Securities will be the excess, if any, of the Elected Amount over the cost of the X Notes.

Exchange of X Notes for LP A Units

Pursuant to the Arrangement, all holders of X Notes will transfer their X Notes to the particular Partnership prescribed in the Arrangement in exchange for LP A Units on a one for one basis. A holder of an X Note will realize a capital gain only if, and to the extent that, the FMV of the LP A Unit received exceeds the ACB of the holder's X Note and any reasonable costs of disposition. If the aggregate of the ACB of the exchanged X Note and reasonable costs of disposition exceeds the FMV of the LP A Unit received therefor, the holder will realize a capital loss on the exchange. The taxation of capital gains and capital losses is described below under "*Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses*" and "*Certain Canadian Federal Income Tax Considerations – Persons other than Residents – Taxation of Capital Gains*".

The cost of an LP A Unit will be equal to the FMV of the LP A Unit at the time of the exchange. For this purpose, a holder of an X Note will be required to determine the FMV of the LP A Unit on a reasonable basis. Each

of AltaGas and the Trust has advised that, in its opinion, an LP A Unit will have a FMV equal to the Common Share Fair Market Value. Such determination of FMV is not binding on the CRA.

Exchange of LP A Units for Trust Units

Pursuant to the Arrangement, all holders of LP A Units, except Holding Trust and AltaGas LP #1, will transfer their LP A Units to Holding Trust in exchange for Trust Units on a one for one basis. A holder of an LP A Unit will realize a capital gain only if, and to the extent that, the FMV of the Trust Unit received exceeds the ACB of the holder's LP A Unit and any reasonable costs of disposition. If the aggregate of the ACB of the exchanged LP A Unit and any reasonable costs of disposition exceeds the FMV of the Trust Unit received therefor, the holder will realize a capital loss on the exchange. The taxation of capital gains and capital losses is described below under "*Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses*" and "*Certain Canadian Federal Income Tax Considerations – Persons other than Residents – Taxation of Capital Gains*".

The cost of a Trust Unit will be equal to the FMV of the Trust Unit at the time of the exchange. For this purpose, a holder of an LP A Unit will be required to determine the FMV of the Trust Unit on a reasonable basis. Each of AltaGas and the Trust has advised that, in its opinion, a Trust Unit will have a FMV equal to the Common Share Fair Market Value. Such determination of FMV is not binding on the CRA.

Exchange of Common Shares for Trust Units

Pursuant to the Arrangement, Common Shares held by Common Shareholders (other than Common Shares held by Dissenting Securityholders and Electing Eligible Securityholders) will be transferred to the Trust, in exchange for Trust Units on a one for one basis. Such a Common Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the FMV of the Trust Units received in exchange for the Common Shares exceeds (or is less than) the aggregate of the ACB of the Common Shares of the Common Shareholder transferred to the Trust and any reasonable costs of disposition. The taxation of capital gains and capital losses is described below under "*Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses*" and "*Certain Canadian Federal Income Tax Considerations – Persons other than Residents – Taxation of Capital Gains*".

The cost of the Trust Units acquired will be the FMV thereof. For this purpose, a Common Shareholder will be required to determine the FMV of a Trust Unit on a reasonable basis. Each of AltaGas and the Trust has advised that, in its opinion, a Trust Unit will have a FMV equal to the Common Share Fair Market Value. Such determination of FMV is not binding on the CRA.

Dissenting Securityholders

Securityholders are permitted to dissent from the Arrangement pursuant to the provisions of section 190 of the CBCA. A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by LP Subco the fair value of the Securities held by such Securityholder determined as of the appropriate date. See "*The Arrangement – Rights of Dissent*". A Dissenting Securityholder who is a Common Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the FMV of the consideration received in exchange for the Common Shares exceeds (or is less than) the aggregate of the ACB of such Common Shares and the reasonable costs of disposition. For purposes of determining the Dissenting Securityholder's capital gain (or a capital loss), the proceeds of disposition will be equal to the amount received as consideration for the Common Shares less the amount of any interest awarded by the Court. The taxation of capital gains and capital losses is described below under "*Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses*" and "*Certain Canadian Federal Income Tax Considerations – Persons other than Residents – Taxation of Capital Gains*". Interest awarded by the Court to a Dissenting Securityholder who is a Resident will be included in the Securityholder's income for the purposes of the Tax Act. The taxation of interest awarded by the Court to a Dissenting Securityholder who is not a Resident is described below under "*Certain Canadian Federal Income Tax Considerations – Persons other than Residents – Taxation of Dissenting Securityholders*". Additional income tax considerations may be relevant to Dissenting Securityholders who fail to perfect or withdraw their claims pursuant to the right of dissent. **Dissenting Securityholders are urged to consult their own tax advisors.**

Status of the Trust

This summary assumes that the Trust will qualify as a "mutual fund trust" within the meaning of the Tax Act on the Effective Date and continuously thereafter at all relevant times. This summary also assumes that the Trust will elect to be deemed to be a mutual fund trust from the date it was established.

In the event that the Trust were not to qualify as a mutual fund trust, the Canadian federal income tax considerations described below would, in some respects, be materially different.

Taxation of the Trust

In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on such amount of income of Holding Trust that was paid or became payable in the year to the Trust and was deducted by Holding Trust in computing its income under the Tax Act (including amounts of net taxable capital gains or taxable dividends designated by Holding Trust in respect of the Trust) and net realized taxable capital gains, less the portion thereof that the Trust deducts in respect of amounts paid or payable by the Trust in the year to Trust Unitholders. An amount will be considered to be payable to a Trust Unitholder in a taxation year if it is paid to the Trust Unitholder in the year by the Trust or if the Trust Unitholder is entitled in that year to enforce payment of the amount. The Trust's taxation year will end on December 31 of each year.

In computing its income, the Trust generally may deduct reasonable amounts on account of administrative costs, management and other expenses incurred by it in the course of carrying on its investment undertaking and for the purpose of earning income, provided such amounts are not reimbursed to it and are otherwise deductible under the Tax Act.

Under the Declaration of Trust, an amount equal to all of the income of the Trust for each year (determined in accordance with the provisions of the Tax Act without reference to paragraph 82(1)(b) and subsection 104(6) thereof), including net realized capital gains, but excluding income which is designated by the Trust to a redeeming Trust Unitholder and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Trust, generally will be payable in the year to Trust Unitholders by way of cash distributions, subject to the following exceptions. Income of the Trust which is applied to finance cash redemptions of Trust Units or is otherwise unavailable for cash distributions will be distributed to Trust Unitholders in the form of additional Trust Units. Income of the Trust payable to the Trust Unitholders, whether in cash, additional Trust Units, or otherwise generally will be deductible by the Trust in computing its income under the Tax Act.

Capital gains of the Trust realized in connection with an *in specie* redemption of Trust Units and certain income of the Trust may be designated to the redeeming Trust Unitholder, with the result that the taxable portion of such gains and such income generally should be taxable to the redeeming Trust Unitholder and not the Trust.

Tax Counsel has been advised that the Trust intends to make sufficient distributions in each year (in cash or by way of additional Trust Units) of its net income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable in such year for income tax under Part I of the Tax Act, however, no assurance can be given in this regard. The Trust generally is expected to designate to the Trust Unitholders any taxable dividends or net taxable capital gains received or realized by it or designated to it by Holding Trust so that such amounts retain their character when received by Trust Unitholders.

Taxation of Holding Trust

Holding Trust will be taxable on its income determined under the Tax Act for each year, which will include its allocated share of income of AltaGas LP #1. The amount of income allocated to Holding Trust from AltaGas LP #1 may exceed or be less than the amount of cash distributed by AltaGas LP #1 to Holding Trust. The taxation year of Holding Trust will end on December 31.

In computing its income, Holding Trust generally may deduct reasonable amounts on account of interest, administrative and other expenses incurred by it for the purpose of earning income, provided such amounts are otherwise deductible under the Tax Act.

Under the Holding Declaration of Trust, an amount equal to all of the income of Holding Trust (determined in accordance with the provisions of the Tax Act without reference to paragraph 82(1)(b) and subsection 104(6) thereof), including net realized capital gains, generally will be payable to the Trust. Such amounts generally will be deductible by Holding Trust in computing income under the Tax Act.

Tax Counsel has been advised that Holding Trust intends to make sufficient distributions in each year of its net income for tax purposes and any net realized taxable capital gains so that Holding Trust generally will not be liable in such year for income tax under Part I of the Tax Act, however, no assurance can be given in this regard. Holding Trust generally is expected to designate to the Trust any taxable dividends or net taxable capital gains received by it so that such amounts retain their character when received by the Trust.

Taxation of the Partnerships

The Partnerships are not subject to tax under the Tax Act. Each Partner of each of the Partnerships, including Holding Trust, is required to include in computing the Partner's income for a particular taxation year the Partner's share of the income or loss, including capital gains and capital losses, as the case may be, of the particular Partnership of which the Partner is a member at any time in the fiscal year of the Partnership ending on or before the Partner's taxation year end, whether or not any of that income is distributed to the Partner in the taxation year. For this purpose, the income or loss of the particular Partnership will be computed for each fiscal year as if the Partnership were a separate person resident in Canada. In computing the income or loss of the Partnerships, deductions will be claimed in respect of its respective operating, administrative and other expenses, as permitted by the Tax Act. The income or loss of the Partnerships for a fiscal year will be allocated to the Partners of the Partnerships, including Holding Trust, on the basis of their respective share of that income or loss as provided in the Limited Partnership Agreements subject to the detailed rules in the Tax Act in that regard. The fiscal period of the Partnerships will end on December 31.

Residents

The following portion of this summary generally is applicable to a holder who at all relevant times is a Resident. The taxation of holders who are not Residents is described below under "*Persons other than Residents*".

Taxation of Trust Unitholders

Trust Distributions

A Trust Unitholder generally will be required to include in computing income for a particular taxation year of the Trust Unitholder such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains, as is paid or becomes payable to the Trust Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. Provided that appropriate designations are made by the Trust and Holding Trust, such portion of taxable dividends received from taxable Canadian corporations and net taxable capital gains as is paid or payable to a Trust Unitholder will effectively retain its character and be treated as such in the hands of the Trust Unitholder for the purposes of the Tax Act. Accordingly, in the case of a Trust Unitholder who is an individual, such amounts in respect of such dividends will be included in determining the Trust Unitholder's entitlement to the dividend tax credit. Such amounts designated as dividends in respect of Trust Unitholders that are corporations will be included in income, but an equal amount generally may be deducted in computing taxable income, subject to the limitations in the Tax Act. In addition, such amounts designated as dividends will be subject to the 33⅓% refundable tax under Part IV of the Tax Act in respect of Trust Unitholders that are "private corporations" and "subject corporations" within the meaning of the Tax Act. All other income of the Trust that is paid or becomes payable to a Trust Unitholder generally will be considered income from property, irrespective of its source. Any loss of the Trust or Holding Trust for the purposes of the Tax Act cannot be allocated to, and cannot be treated as a loss of, a Trust Unitholder.

The non-taxable portion of any net realized capital gains of the Trust paid or payable to a Trust Unitholder in a taxation year will not be included in computing the Trust Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable to a Trust Unitholder in such year (otherwise than as proceeds of disposition of the Trust Units) generally will not be included in the Trust Unitholder's income for the year. However, such other amount will reduce the ACB of the Trust Units held by the Trust Unitholder. To the extent that the ACB of a Trust Unit to a Trust Unitholder otherwise would be less than zero, the negative amount will be deemed to be a capital gain of the Trust Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises, and the ACB of the Trust Unit to the Trust Unitholder will then be nil.

The cost to a Trust Unitholder of a Trust Unit will include all amounts paid or payable by the Trust Unitholder for the Trust Unit with certain adjustments. The cost to a Trust Unitholder of additional Trust Units received in lieu of a cash distribution of income (including net capital gains) will be the amount of such income paid in additional Trust Units. The cost to a Trust Unitholder of the Trust Units to the extent that each is held as capital property will be averaged to determine the ACB of each Trust Unit held by the Trust Unitholder.

Acquisitions of Trust Units

Since the net income of the Trust will be distributed on a monthly basis, a purchaser of a Trust Unit may become taxable on a portion of the net income of the Trust accrued or realized by the Trust in a month before the time the Trust Unit was purchased but which was not paid or made payable to Trust Unitholders until the end of the month and after the time the Trust Unit was purchased. A similar result may apply on an annual basis in respect of a portion of net taxable capital gains accrued or realized by the Trust in a year before the time the Trust Unit was purchased but which is paid or made payable to Trust Unitholders at year end and after the time the Trust Unit was purchased.

Dispositions of Trust Units

The disposition or deemed disposition by a Trust Unitholder of a Trust Unit, whether on redemption or otherwise, generally will result in the Trust Unitholder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Trust Unitholder's ACB of the Trust Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Trust Unitholder's income. The treatment of capital gains and losses are generally described below under "*Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses*".

Where Trust Units are redeemed by the distribution of Holding Trust Notes to the Trust Unitholder, the proceeds of disposition to the Trust Unitholder of the Trust Units will be equal to the FMV of the Holding Trust Notes so distributed less any amount designated by the Trust to be an income distribution from the Trust. The Declaration of Trust provides that the Trustees have the discretion to designate certain income and any capital gain realized by the Trust as a result of the redemption of Trust Units to the Trust Unitholder redeeming Trust Units, as is reasonable in the circumstances. The Trust Unitholder will be required to include in income any such income so designated.

The cost of any Holding Trust Notes distributed by the Trust to a Trust Unitholder upon a redemption of Trust Units will be equal to the FMV of the Holding Trust Notes at the time of the distribution. For this purpose, the Trust Unitholder will be required to determine the FMV of the Holding Trust Notes on a reasonable basis. A Trust Unitholder who is a Resident will thereafter be required to include in income, in accordance with the provisions of the Tax Act, interest on any such note so distributed.

Taxation of Partners

Allocation of Income

The Partnerships are not subject to tax under the Tax Act. Each Partner of each of the Partnerships, including Holding Trust, is required to include in computing the Partner's income for a particular taxation year the

Partner's share of the income or loss, including capital gains and capital losses, as the case may be, of the particular Partnership of which the Partner is a member at any time in the fiscal year of the Partnership ending on or before the Partner's taxation year end. See "*Certain Canadian Federal Income Tax Considerations – Taxation of the Partnerships*".

The Limited Partnership Agreements provide for the allocation of income or loss of the Partnerships for any fiscal year whether or not any of that income is distributed to a Partner in the taxation year. Generally, income of a particular Partnership for a particular fiscal year will be allocated among the Partners of the particular Partnership according to the particular Limited Partnership Agreement. The Limited Partnership Agreements provide that if an Exchangeable Security is transferred prior to the end of a particular Partnership fiscal year, the Partner will be allocated a proportionate share of the income for that fiscal year for the period in that fiscal year during which the Partner held the Exchangeable Security.

Acquisition of Exchangeable Securities

The ACB to a Partner of an Exchangeable Security will be the cost of the Exchangeable Security acquired under the Arrangement, plus or minus adjustments required under the Tax Act. The adjustments required include additions to the ACB for income and capital gains allocated to a Partner and reductions to the ACB for distributions received by, and losses and capital losses allocated to a Partner. If, at the end of a fiscal year of a particular Partnership, these reductions exceed the cost plus the additions to the ACB of a Partner's Exchangeable Securities, the Partner will realize an immediate capital gain to the extent of the excess.

Disposition of Exchangeable Securities

Generally, the disposition or deemed disposition by a Partner of an Exchangeable Security, will result in the Partner realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Partner's ACB of the Exchangeable Security and any reasonable costs of disposition. The amount by which a Partner's ACB is negative at the time of the disposition or deemed disposition will be included in computing the Partner's capital gain. The treatment of capital gains and losses are generally described below under "*Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses*".

Taxation of Capital Gains and Capital Losses

Under the Tax Act, one-half of any capital gain realized by a Common Shareholder, Trust Unitholder or Partner who is a Resident, the amount of any net taxable capital gains designated by the Trust in respect of a Trust Unitholder who is a Resident and one-half of any capital gain allocated to a Partner who is a Resident will be included in such holder's income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss realized by such a Common Shareholder, Trust Unitholder or Partner or one-half of any capital loss allocated to such a Partner in a taxation year may be deducted from any taxable capital gains realized by the Common Shareholder, Trust Unitholder or Partner in the year of disposition or allocation, in the three preceding taxation years or in any subsequent taxation year.

A Common Shareholder, Trust Unitholder or Partner that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of $6^{2}/_{3}$% on certain investment income, including taxable capital gains.

A capital loss realized on the disposition of a Common Share by a Common Shareholder that is a corporation may be reduced by the amount of dividends received or deemed to be received by the Common Shareholder to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a trust or partnership, of which a corporation is a beneficiary or a member, is a member of a partnership or a beneficiary of a trust that owns Common Shares. A capital loss realized on the disposition of a Trust Unit by a Trust Unitholder that is a corporation or trust (other than a mutual fund trust), whether directly or as a member of a partnership, may be reduced in respect of certain distributions to the Trust Unitholder out of dividends received by the Trust directly or

through Holding Trust or the Partnerships and designated by the Trust in respect of the Trust Unitholder to the extent and under the circumstances described in the Tax Act. A capital loss realized on the disposition of an Exchangeable Security by a Partner that is a corporation, whether directly or as a member of another partnership, may be reduced in respect of the amount of dividends received or deemed to be received by the Partner to the extent and under the circumstances prescribed by the Tax Act. Holders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

Net income of the Trust that is paid or payable to a Trust Unitholder that is designated as taxable dividends or as net taxable capital gains, capital gains realized on the disposition of Common Shares, Trust Units or Exchangeable Securities and capital gains or taxable dividends allocated to a Partner may increase the holder's liability for minimum tax if the holder is an individual. A Partner's share of losses allocated under a Limited Partnership Agreement may increase the holder's liability for minimum tax if the holder is an individual.

Qualified Investment Status

Trust Units will be qualified investments for Exempt Plans and RESPs (subject to the specific provisions of any particular Exempt Plan or RESP) provided that the Trust qualifies as a mutual fund trust for purposes of the Tax Act. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for such Exempt Plans and RESPs.

Holding Trust Notes received as a result of an *in specie* redemption of Trust Units by the Trust will not be qualified investments for Exempt Plans or RESPs, which could give rise to adverse consequences to the Exempt Plans or RESPs or the annuitant thereunder. Accordingly, Exempt Plans or RESPs that own Trust Units should consult their own tax advisors before deciding to exercise the redemption right attached to the Trust Units.

Registered Pension Plans

The Budget proposes to introduce an additional 1% per month tax for months that end after 2004 on, *inter alia*, a registered pension plan if such plan's aggregate cost amount of trust units acquired after March 22, 2004 exceeds 1% of the aggregate cost amounts of all property held by the plan and/or if such plan holds more than 5% of the units of a particular class of trust units. This additional tax does not apply to a trust where 90% or more of the fair market value of the property of which is attributable to, *inter alia*, real property.

Foreign Property

Based in part on representations of the Trust, Holding Trust, AltaGas and the General Partner as to certain factual matters and proposed activities, the Trust Units at the Effective Date will not constitute foreign property for purposes of the tax imposed under Part XI of the Tax Act for Exempt Plans, registered investments, registered pension plans or other persons subject to tax under Part XI of the Tax Act. RESPs are not subject to the foreign property rules.

If the Trust ceases to qualify as a mutual fund trust or if the Trust does not restrict its holding of foreign property within the limits provided under the Tax Act, the Trust Units may become foreign property.

Persons other than Residents

The following portion of this summary generally is applicable to a holder who at all relevant times is not a Resident and who does not use or hold, and is not deemed to use or hold Common Shares or Trust Units, as the case may be, in connection with carrying on a business in Canada. Special rules, which are not discussed herein, may apply to a person other than a Resident that is an insurer carrying on business in Canada and elsewhere.

The Budget proposes to introduce changes to the Tax Act that subject persons who are not Residents to tax in respect of certain distributions made by mutual fund trusts that otherwise would not be subject to taxation in

Canada. It is not clear whether these proposals will result in tax consequences to Trust Unitholders that are materially different from those disclosed in this Information Circular. See below under "*Certain Canadian Federal Income Tax Considerations – Persons other than Residents – Trust Distributions*".

Taxation of Capital Gains

A holder who is not a Resident generally will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share or Trust Unit (whether the disposition of such Trust Unit is on sale, redemption, by virtue of capital distributions in excess of a Trust Unitholder's ACB or otherwise) unless such property constitutes "taxable Canadian property" for purposes of the Tax Act of the person who is not a Resident and no relief is available to the holder under an applicable income tax convention.

Taxable Canadian Property

A Common Share generally will not be considered to be taxable Canadian property of a holder unless, at any time during the 60 month period that ends at the time of the disposition of such share, 25% or more of the issued shares of any class or series of shares of AltaGas were owned by (or the subject of an option or interest held by) the holder, by persons with whom the holder did not deal at arm's length or by any combination thereof. Under certain circumstances, a Common Share may be deemed to be taxable Canadian property under the Tax Act.

A Trust Unit generally will not be considered to be taxable Canadian property of a Trust Unitholder unless either: (i) at any time during the 60 month period that ends at the time of the disposition of such Trust Unit, 25% or more of the issued Trust Units were owned by the Trust Unitholder, by persons with whom the Trust Unitholder did not deal at arm's length or by any combination thereof; or (ii) at the time of disposition, the Trust is not a "mutual fund trust" as defined in the Tax Act.

If a holder's Common Share or Trust Unit is considered to be taxable Canadian property, on the disposition or deemed disposition thereof, the capital gain (or capital loss) generally will be treated in the manner described above under "*Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses*". However, an applicable income tax convention may provide relief from Canadian tax on any such capital gain realized by the holder.

Trust Distributions

All amounts that the Trust pays or credits, or is deemed to pay or credit, to a Trust Unitholder who is not a Resident, other than amounts designated by the Trust to be net taxable capital gains, and any amount that can reasonably be considered to be a distribution of or derived from a dividend received by the Trust from a corporation that is a Resident other than a taxable dividend, which otherwise would be included in the income of such Trust Unitholder (determined in accordance with the Tax Act) will be subject to Canadian withholding tax at a rate of 25% of the gross amount thereof, unless such rate is reduced under an applicable income tax convention. The rate of withholding tax is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to those Trust Unitholders who are not Residents and are residents of the United States under the *Canada-United States Income Tax Convention*, 1980, as amended.

It is expected that a portion of the distributions from the Trust will not constitute income determined in accordance with the Tax Act. Such distributions generally will not be subject to Canadian withholding tax, but generally will reduce the ACB (as defined in the Tax Act) of the Trust Units.

Where the Trust makes a designation under the Tax Act of net taxable capital gains, such taxable capital gain will be deemed to be a taxable capital gain of the holder of a Trust Unit from the disposition of capital property. However, the Tax Act does not deem such taxable capital gain to be a disposition of taxable Canadian property. While not without uncertainty, such deemed taxable capital gain may not be subject to tax under the Tax Act to a Trust Unitholder who is not a Resident. Trust Unitholders are strongly urged to consult with their own tax advisors with respect to the taxability under the Tax Act of any such designated net taxable capital gains.

The Budget proposes to introduce changes to the Tax Act that will deem certain amounts designated by a trust to be net taxable capital gains to be a distribution from the trust which is not excepted from withholding tax in certain circumstances. The Budget further proposes that, at any time after 2004, amounts paid or made payable by a trust as a distribution on units listed on a prescribed stock exchange, the value of which is primarily attributable to, *inter alia*, real property in Canada, to a holder who is a non-resident person, within the meaning of the Tax Act, will be subject to 15% withholding tax. To the extent that such person is not otherwise subject to tax under the Tax Act, the non-resident person will be deemed to have disposed of taxable Canadian property and will realize a gain equal to the amount of the distribution. A non-resident person will be entitled to apply a loss realized on the disposition of a unit to reduce any distributions upon which this tax was imposed. Any remaining loss, to the extent of such distributions, may be carried back three years or carried forward indefinitely. It is not clear whether this proposal will result in tax consequences to Trust Unitholders that are materially different from those disclosed in this Information Circular.

Taxation of Dissenting Securityholders

A Dissenting Securityholder who is a Common Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the FMV of the consideration received in exchange for the Common Shares exceeds (or is less than) the aggregate of the ACB of such Common Shares and any reasonable cost of disposition. For purposes of determining the Dissenting Securityholder's capital gain (or capital loss), the proceeds of disposition will be equal to the amount received as consideration for the Common Shares less the amount of any interest awarded by the Court. The taxation of capital gains and capital losses is described above under "*Certain Canadian Federal Income Tax Considerations – Persons other than Residents – Taxation of Capital Gains*".

Any interest paid or credited to a Dissenting Securityholder who is not a Resident pursuant to a Court award will be subject to withholding tax. Under the Tax Act, interest paid or credited to a person who is not a Resident is subject to withholding tax at the rate of 25% of the gross amount of the interest, unless such rate is reduced under an applicable income tax convention.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In this section we summarize certain material anticipated United States federal income tax considerations relevant to the acquisition, ownership and disposition of Trust Units by Trust Unitholders that are United States persons. This discussion is intended to be a general description of certain United States federal income tax considerations relevant to an investment in the Trust Units. It does not address all possible tax consequences to a U.S. holder, defined below, and does not take into account the tax consequences to U.S. holders that are subject to special provisions of the United States income tax law. A U.S. holder should consult its own tax advisor regarding the particular tax consequences which may result from an acquisition of a Trust Unit pursuant to the Arrangement.

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"), its legislative history and regulations under the Code, the administrative policies published by the United States Internal Revenue Service, and judicial decisions, all of which are subject to change, possibly with retroactive effect. This discussion does not take into account the tax laws of any state and local jurisdictions of the United States or any foreign jurisdictions.

The following discussion assumes that the Trust Units are held has a capital asset (as defined in Section 1221 of the Code). This discussion applies only to a holder of Trust Units that acquire such Trust Units as part of the Arrangement and that is: (i) a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation), created or organized in or under the laws of the United States, any State of the United States or the District of Columbia, (iii) an estate the income of which is subject to federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons as described in Section 7701(a)(30) of the Code has the authority to control all substantial decisions of such trust (a "**U.S. holder**"). Holders other than U.S. holders are advised to consult their own tax advisors regarding the tax considerations incident to the acquisition, ownership and disposition of the Trust Units. In addition, this discussion does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular U.S. holders in light of their personal investment circumstances or status, nor does it discuss the United States federal income tax consequences to certain types of U.S. holders that

may be subject to special rules under the United States federal income tax laws, such as financial institutions, persons owning 10% or more (by vote or value) of the Trust Units of the Trust, or persons that hold Trust Units that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar.

Certain U.S. Federal Income Tax Consequences to U.S. Shareholders

As part of the Arrangement, United States Common Shareholders will transfer their Common Shares in exchange for solely Trust Units (the "**Exchange**"). Based on certain representations provided by AltaGas and certain assumptions, it is the opinion of Mayer, Brown, Rowe & Maw, U.S. tax counsel to AltaGas, that the Exchange should not result in United States federal income tax to those United States Common Shareholders that will hold less than 5%, directly and by attribution, of the total Trust Units issued in the Arrangement. All United States Common Shareholders, however, are urged to consult their own tax advisors regarding the particular tax consequences to them of the Exchange.

Trust

The Trust will be treated as a corporation for United States federal income tax purposes.

Trust Units

Distributions

A U.S. holder that receives a distribution with respect to the Trust Units generally will be required to include the gross amount of such distribution (without reduction for any Canadian tax withheld) in gross income as a taxable dividend to the extent such distribution is paid from the Trust's current or accumulated earnings and profits as determined under United States federal income tax principles. A U.S. holder must include in income an amount equal to the United States dollar value of such distributions on the date of receipt based on the exchange rate on such date. A U.S. holder generally will be entitled to a foreign tax credit, or deduction for United States federal income tax purposes, in an amount equal to any Canadian tax withheld. To the extent that distributions received by a U.S. holder with respect to the Trust Units exceed the Trust's current or accumulated earnings and profits, they will be treated first as a return of capital up to such U.S. holder's adjusted tax basis in the Trust Units, and then as gain from the sale or exchange of the Trust Units. In the case of a distribution paid in Canadian dollars that is not converted by the U.S. holder into U.S. dollars on the date of receipt, the U.S. holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or other disposition of such Canadian dollars, including an exchange for U.S. dollars, will be ordinary income or loss.

Distributions described above generally will constitute ordinary income that is a foreign source "passive income" for foreign tax credit purposes, which could reduce the amount of foreign tax credit that a U.S. holder may claim. The United States Internal Revenue Code applies various limitations on the amount of foreign tax credit that may be claimed by a United States taxpayer. Because of the complexity of those limitations, a U.S. holder should consult its own tax advisor with respect to the amount of the foreign taxes that may be claimed as a credit. Distributions paid by the Trust on the Trust Units will not generally be eligible for the "dividends received" deduction. To the extent a distribution is taxable as a dividend, a US holder that is an individual should be eligible for the reduced maximum rate of tax on the dividend of generally 15% (5% for individuals in lower tax brackets), provided certain holding period and other requirements are met.

Sale or Exchange of Trust Units

A U.S. holder who sells Trust Units generally will recognize gain or loss in an amount equal to the difference, if any between the amount realized on the sale (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in Canadian dollars) and such U.S. holder's adjusted tax basis in the Trust Units. Subject to the following discussion regarding "anti-deferral" provisions, any gain or loss recognized by a U.S. holder on the sale of Trust Units held as capital assets will be long-term or short-term capital gain or loss, depending on whether the U.S. holder is treated as owning such

Trust Units for more than one year. Such gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes.

Anti-Deferral Provisions

Various "anti-deferral" provisions of the Code (the "Subpart F," the "passive foreign investment company," and the "foreign personal holding company" provisions) are not expected to apply to a U.S. holder's investment in a Trust Unit. However, if such a provision applied, it may cause a U.S. holder to (i) recognize taxable income prior to receiving an actual distribution, (ii) pay an interest charge on receipts that are deemed as having been deferred, or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as short-term or long-term capital gain.

U.S. Backup Withholding Tax and Information Reporting

United States backup withholding tax and information reporting requirements apply to certain payments to certain noncorporate U.S. holders. Information reporting generally will apply to payments of distributions on and proceeds from the sale or redemption of Trust Units made within the United States to a holder (other than an "exempt recipient", including a corporation, a payee that is not a United States person who provides appropriate certification and certain other persons). The payor will be required to withhold backup withholding tax on any payments within the United States on a Trust Unit to a holder of a Trust Unit that is a United States person, other than an exempt recipient, such as a corporation, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payments within the United States of distributions on a Trust Unit or proceeds from a sale, exchange or redemption to a holder of a Trust Unit, that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 28% through year 2010.

NON-CANADIAN INCOME TAX CONSIDERATIONS

This Information Circular does not contain a summary of the non-Canadian income tax consequences of the Arrangement for Securityholders, Trust Unitholders and Limited Partners who are subject to income tax outside of Canada, other than United States federal income tax consequences. Such holders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

INFORMATION CONCERNING THE RELATIONSHIP BETWEEN ENBRIDGE AND THE TRUST

Pursuant to certain agreements dated May 12, 1999, AltaGas and Enbridge agreed to establish a strategic alliance to provide midstream natural gas services to natural gas producers in the Western Canadian Sedimentary Basin.

The Shareholder Agreement sets forth certain rights and obligations of AltaGas and Enbridge reflective of the strategic alliance between them and Enbridge's influence over, but not control of, AltaGas. The principal rights and restrictions pursuant to the Shareholder Agreement are as follows:

(a) Provided Enbridge owns in excess of 9.9% of the Common Shares (diluted), it has:

  (i) the ability to appoint two (2) of the AltaGas Directors (or, to the extent the board size is increased beyond 10 directors, such number as exceeds 22% of the total number of directors);

  (ii) the right to representation on board committees; and

  (iii) the right to maintain its proportionate ownership interest of AltaGas;

(b) Until May 12, 2004, Enbridge is restricted, subject to certain terms and conditions, from:

(i) owning in excess of 40% of the Common Shares (diluted);

(ii) soliciting, initiating, encouraging or participating in any discussions or negotiations or otherwise assisting any person interested in acquiring Enbridge's Common Shares or from entering into certain business combination transactions;

(iii) transferring any of its Common Shares;

(iv) voting on special resolution matters contrary to the majority of Common Shareholders; and

(c) Enbridge is restricted from selling, in any six month period, on a private placement basis, a number of Common Shares greater than 5% of the outstanding Common Shares and Participating Shares, and in completing any one or more of those sales will not knowingly sell more than 5% of the outstanding Common Shares and Participating Shares to a single person or its affiliates or persons acting jointly or in concert with that person.

AltaGas agreed in the Principal Shareholder Agreement that the rights and restrictions contained therein which are to expire on May 12, 2004 will not be continued following the Arrangement. Otherwise, the Shareholder Agreement will continue on substantially the same terms, including Enbridge's rights to appoint directors and have representation on committees of the board of directors described above, except that such rights to appoint directors and to have representation on committees will be in respect of the appointment of directors of the General Partner and representation on committees thereof. The maintenance of these rights will be consistent with existing arrangements with Enbridge.

The Registration Rights Agreement sets forth certain rights of Enbridge in respect of the registration of the Common Shares owned by it in certain circumstances. The principal rights set forth in the Registration Rights Agreement, subject to the terms and conditions contained therein, are as follows:

(a) Enbridge is entitled to Demand Registrations, provided that only one such Demand Registration may be made every 12 months and that such request must be for in excess of 5% of the outstanding Common Shares (diluted); and

(b) Enbridge may require AltaGas to include Common Shares held by it in any offering of treasury securities by AltaGas, provided that such request must be for in excess of 2.5% of the outstanding Common Shares (diluted).

AltaGas has also agreed in the Principal Shareholder Agreement that the rights accruing to Enbridge by virtue of the Registration Rights Agreement will continue on substantially similar terms following the Arrangement, except that such rights will be in respect of the Trust Units that Enbridge will receive in exchange for the Common Shares (including those obtained on the conversion of Participating Shares) held by it pursuant to the Arrangement. In addition, AltaGas agreed that Enbridge will be entitled to two Demand Registrations every 12 months in respect of the Trust Units held by it as compared to its previous entitlement to one Demand Registration every 12 months in respect of the Common Shares held by it, on substantially the same terms and conditions as those contained in the Registration Rights Agreement. These rights will expire upon Enbridge ceasing to hold any Trust Units.

Enbridge's continuing rights and obligations in respect of the Shareholder Agreement and Registration Rights Agreement will be set forth in agreements with Enbridge, the Trust and other applicable entities that will be entered into and effective as and from the Effective Time.

On the Closing of the Arrangement and related transactions the Strategic Alliance Arrangement will be terminated.

INFORMATION CONCERNING THE TRUST

Overview

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust was established for the purposes of acquiring or investing in the securities of Holding Trust, the General Partner, AltaGas or any associate or affiliate thereof or any other entity involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses and such other investments as the Trustee may determine.

Trust Unitholders will be the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the initial Trustee of the Trust. The Trust will be the sole shareholder of the General Partner.

The Trust will not be managed by a third party manager. Pursuant to the Delegation Agreement, certain of the powers and duties of the Trustee will be delegated to the General Partner. Pursuant to the Administration Agreement, the management and administration of the Trust will be delegated to AmalgamationCo. See "*Management of the Trust – Administration Agreement*", "*Management of the Trust – Delegation Agreement*" and "*Information Concerning the General Partner*".

The Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of those jurisdictions as a result of the Arrangement.

The Trust's operations and activities are restricted to:

(a) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, Holding Trust, the General Partner, AmalgamationCo or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses and such other investments as the Trustee may determine, and to borrow funds and issue debt securities, directly or indirectly, for that purpose and enter into hedging arrangements in relation thereto;

(b) acquiring, holding, maintaining, improving, leasing or managing any real property (or interest in real property) that is capital property of the Trust for purposes of the Tax Act, and borrowing funds and issuing debt securities for those purposes, directly or indirectly, and enter into hedging arrangements in relation thereto;

(c) temporarily holding cash and other short term investments in connection with and for the purposes of the Trust's activities, including paying administration and trust expenses, paying any amounts required in connection with the redemption of Trust Units and making distributions to holders of Trust Units;

(d) issuing Trust Units and other securities of the Trust (including exchangeable securities, or warrants, options, subscription receipts or other rights to acquire Trust Units or other securities of the Trust), for the purposes of:

  (i) obtaining funds to conduct the activities described above, including raising funds for further acquisitions;

  (ii) repaying any indebtedness or borrowings of the Trust;

(iii) establishing and implementing unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trust; and

(iv) making non-cash distributions to holders of Trust Units as contemplated by the Declaration of Trust including in specie redemptions and distributions pursuant to distribution reinvestment plans, if any, established by the Trust;

(e) guaranteeing the obligations of its affiliates pursuant to any good faith debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Trust as security for any obligations of the Trust, including obligations under any such guarantee;

(f) granting security in any form, over any or all of the Trust's assets to secure any or all of the obligations of the Trust;

(g) repurchasing or redeeming securities of the Trust, including Trust Units, subject to the provisions of the Declaration of Trust and applicable law;

(h) carrying out any of the transactions, and entering into and performing any of the obligations of the Trust under any agreements contemplated by the Declaration of Trust;

(i) engaging in all activities ancillary or incidental to any of these activities; and

(j) undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustee from time to time,

provided that the Trust shall not, in any event, undertake any activity, take any action, or make any investment which would result in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act or the Trust Units being considered "foreign property" for the purposes of the Tax Act or the Trust itself being liable for any tax under Part XI of the Tax Act.

Pursuant to the Delegation Agreement, the General Partner on behalf of the Trustee may declare payable to the Trust Unitholders on a particular Distribution Record Date all or any part of the Cash Flow of the Trust for the Distribution Period including that Distribution Record Date. It is currently anticipated that the only income to be received by the Trust will be from distributions on the units of Holding Trust. The Trust expects to make monthly cash distributions to Trust Unitholders (commencing June 15, 2004, assuming the Effective Date is May 1, 2004 and assuming a Distribution Record Date of May 25, 2004) of distributions received on the units of Holding Trust, after expenses, if any, and any cash redemptions of Trust Units. See "*Distribution Policy*".

Objectives of the Trust

The objectives of the Trust are to: (a) provide Trust Unitholders with stable and growing cash distributions, payable monthly and, to the maximum extent reasonably possible, tax deferred, from investments in the energy business; and (b) maximize Trust Unit value through the effective management of the AmalgamationCo assets and the acquisition of additional midstream assets. The Trust will develop its asset base by seeking opportunities for expansion and acquisition in the natural gas, NGLs and power businesses in Canada and the northern United States.

An experienced and capable management team, led by a core group of professionals with an average of over 23 years of experience in the diversified energy services business, are expected to manage and provide strategic direction to the Trust. See "*Management of the Trust – Administration Agreement*" and "*Information Concerning the General Partner*".

STRATEGY OF THE TRUST

In order to provide the stability necessary to achieve the Trust's objective of delivering stable and growing cash distributions, the Trust focuses on assets that are diversified in terms of their revenue source, contractual terms, exposure to industry cycles and geographic location. On completion of the Arrangement, AmalgamationCo's mix of assets will provide the Trust with a combination of regulated cost of service, fixed fee and margin based service revenue. These revenue streams are relatively predictable, with minimal or managed exposure to commodity prices and have a cash flow horizon extending out as long as 30 years. Going forward, while investing in a larger asset base, the Trust intends to grow each of AmalgamationCo's business components to ensure concentrations of risk are minimized. See "*Information Concerning AmalgamationCo – Description of the Business*".

The Trust will employ a strategy to: (a) provide Trust Unitholders and holders of Exchangeable Securities with a competitive annual cash-on-cash yield by making monthly cash Distributions to Trust Unitholders and holders of Exchangeable Securities; (b) maintain AmalgamationCo's existing assets, and any additional assets acquired either by AmalgamationCo or any other operating entities owned, directly or indirectly, by the Trust, in a manner that provides predictable cash flow; and (c) enable AmalgamationCo, and any other operating entities owned, directly or indirectly, by the Trust, to continue to expand its business through development, expansion and acquisition opportunities that will provide long-term stable cash flows and be accretive to Trust Unitholders.

MANAGEMENT OF THE TRUST

The Trustee

The Declaration of Trust provides that the assets and affairs of the Trust are subject to the power, control and authority of the Trustee. The Trustee must be a corporation incorporated under the laws of Canada or of a province thereof and not be a Non-Resident and be registered under the laws of Alberta to carry on the business of a trust corporation, among other things.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee.

The Trustee may be removed by notice in writing delivered by AmalgamationCo or the General Partner to the Trustee in the event that, at any time: (a) the Trustee no longer qualifies as such; (b) the Trustee is declared bankrupt or insolvent or enters into liquidation, whether compulsory or voluntary, to wind-up its affairs; (c) if the assets of the Trustee, or a substantial part thereof, otherwise become subject to seizure or confiscation; (d) if the Trustee otherwise becomes incapable of performing its responsibilities under the Declaration of Trust; or (e) as a result of a material increase in the fees charged by the Trustee. In such case, the removal is not effective until approved by an Ordinary Resolution of the Unitholders and upon the acceptance or appointment of a successor Trustee. The Trustee may also be removed by Ordinary Resolution of the Unitholders with or without cause.

The Trustee is required to act honestly and in good faith with a view to the best interests of the Trust and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Powers of the Trustee

Without in any way limiting the general power and authority over the assets and affairs of the Trust granted to the Trustee, the Trustee has the specific powers and authorities to do the following or to cause the same to be done, among other things: (a) supervise the activities and manage the investments and conduct the affairs of the Trust; (b) maintain records and provide reports to Unitholders; (c) effect payment of Distributions to Trust Unitholders; (d) invest funds of the Trust as provided above under the heading "*Information Concerning the Trust – Overview*"; (e) where reasonably required, engage or employ on behalf of the Trust any persons as agents,

representatives, administrators, employees or independent contractors (including, without limitation, investment advisors, registrars, transfer agents, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities; (f) arrange for the procedures regarding the limitations on Non-Resident ownership as described below under the heading "*Declaration of Trust and Description of Units – Limitation on Non-Resident Ownership*" (g) except as prohibited by applicable law, delegate any of the powers and duties of the Trustee in relation to the Trust as provided in the Declaration of Trust or otherwise to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons (including but not limited to the General Partner or AmalgamationCo) without liability to the Trustee, except as provided in the Declaration of Trust, and may, from time to time, with the consent of the General Partner, change the administrator of the Trust; (h) enter into or perform the obligations of the Trust under and in respect of any and all agreements to which the Trust becomes a party including, but not limited to, the Administration Agreement, the Delegation Agreement, the Support Agreement and the Voting and Exchange Trust Agreement; (i) without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and enter into hedging arrangements with respect thereto and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Trust or in the Trust's assets or engage in any other means of financing the Trust; (j) guarantee the obligations of any of Holding Trust, the General Partner, AltaGas LP #1, AltaGas LP #2, AmalgamationCo or any other person controlled, directly or indirectly, by the Trust and any subsidiary of any of them and any other subsidiary of the Trust pursuant to any debt for borrowed money or other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Trust as security for such guarantee as directed by the General Partner; (k) grant security, in any form, over any or all of the Trust's assets to secure any or all of the obligations of the Trust including its obligations under any guarantee as directed by the General Partner; and (l) do all such other acts and things as are incidental to or related to the foregoing, and exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Declaration of Trust.

The Trustee has covenanted to vote in favour of the Trust's nominees to act as members of the Board of Directors.

Notwithstanding the foregoing, the Trustee has delegated to AmalgamationCo pursuant to the Administration Agreement the power, authority and responsibility of the Trustee in respect of those matters referred to in the Administration Agreement. See below under "*Management of the Trust – Administration Agreement*". In addition, the Trustee has delegated to the General Partner, pursuant to the Delegation Agreement, the power, authority and responsibility of the Trustee in respect of those matters referred to in the Delegation Agreement. See below under "*Management of the Trust – Delegation Agreement*".

Restrictions on Trustee's Powers

Notwithstanding any of the Trustee's power and authority, the Trustee may not under any circumstances: vote the Holding Trust units, the Trust's securities of the General Partner or, where applicable, the Holding Trust Notes; or vote the Trust's securities of, or permit Holding Trust or the General Partner to vote their interests in, AltaGas LP #1 or AltaGas LP #2; or AltaGas LP #1 to vote its interests in AltaGas LP #2; or AltaGas LP #2 to vote its securities of AmalgamationCo, to authorize:

(a) any sale, lease or other disposition of all or substantially all of the assets of the General Partner, Holding Trust, AltaGas LP #1, AltaGas LP #2 or AmalgamationCo, except in conjunction with an internal reorganization or a pledge to secure indebtedness incurred in carrying out the purposes of the Trust;

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Holding Trust, AltaGas LP #1, AltaGas LP #2 or AmalgamationCo, except in conjunction with an internal reorganization;

(c) any material amendment to the Holding Trust Note Indenture, other than an amendment which is not prejudicial to the Trust;

(d) the winding-up, liquidation or dissolution of the General Partner, Holding Trust, AmalgamationCo or (unless all of such limited partnership interests therein are owned directly or indirectly by the Trust) AltaGas LP #1 or AltaGas LP #2 prior to the end of the term of the Trust; or

(e) any material amendment to the Holding Declaration of Trust, the AltaGas LP #1 Limited Partnership Agreement, the AltaGas LP #2 Limited Partnership Agreement, or the articles of the Holding Trust Trustee, the General Partner or AmalgamationCo, in a manner prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose. In addition, except as part of an internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Trustees have no power to:

(a) sell or otherwise dispose of any securities of the General Partner, Holding Trust units or Holding Trust Notes, except pursuant to a pledge pursuant to the Declaration of Trust or an in specie redemption; or

(b) sell all or substantially all of the Trust's assets or cause Holding Trust to sell all or substantially all of its assets, or cause Holding Trust to cause any subsidiary thereof to sell all or substantially all of the direct or indirect assets of the Trust, in each case in a single transaction or a series of related transactions, without the approval of the Unitholders by Special Resolution.

Compensation of the Trustee

The Trustee shall be paid by the Trust such fees as may be agreed upon in writing from time to time by the General Partner and the Trustee, and if any such fees are not paid by the Trust within 30 days of the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust's assets. As part of the expenses of the Trust, the Trustee may pay or cause to be paid all reasonable fees, costs and expenses incurred in connection with the discharge of any of the duties in the Declaration of Trust, including, without limitation, fees, costs and expenses of AmalgamationCo pursuant to the Administration Agreement, auditors, accountants, lawyers, appraisers and other agents, consultants, professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders, including remuneration of the Trustee for services rendered to the Trust in any other capacity (including as transfer agent or Depository).

Delegation of Authority, Administration and Trust Governance

Delegation to the General Partner

Without limiting the generality of the foregoing, pursuant to the Declaration of Trust and the Delegation Agreement the Trustee is authorized to, and may, delegate to the General Partner the power, authority and responsibility to make all decisions required to be made by the Trustee from time to time in relation to the Trust including, without limitation the power, authority and responsibility for any and all matters referred to in the Delegation Agreement. See "*Management of the Trust – Delegation Agreement*".

The Trustee may also delegate to the General Partner the powers and authorities of the Trust that are necessary or desirable to enable the General Partner to fully implement each decision made by the General Partner within the scope of the power, authority and responsibility delegated to it under the Delegation Agreement including, without limitation, the power to further delegate from time to time, such powers and authorities, or any of them, to such person or persons the General Partner determines appropriate and qualified to exercise such power and authorities.

The General Partner may, and if directed by the General Partner in writing, the Trustee shall, execute any agreements on behalf of the Trust as the General Partner shall have authorized within the scope of any authority delegated to it under the Delegation Agreement. Without limiting the generality of the foregoing, the Trustee will irrevocably delegate to the General Partner from time to time the full power and authority, and irrevocably constitute the General Partner its true and lawful attorney in fact, to sign on behalf of the Trust all prospectuses, annual information forms, management proxy circulars, other offering documents and any other documents ancillary or similar thereto or to complete the transactions contemplated thereby that are required to be signed by the Trust from time to time.

In the event that the General Partner is unable or unwilling to perform its obligations under the Delegation Agreement, the Trustee shall either perform all obligations of the General Partner thereunder or shall be entitled to engage another person that is duly qualified to perform such obligations.

In accepting the delegation, the General Partner will have agreed that, in respect of such matters, it will carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, will exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. For further information see below under "*Management of the Trust – Delegation Agreement*".

Delegation to AmalgamationCo

Except as otherwise provided in the Declaration of Trust or as expressly prohibited by applicable law, the Trustee has the power to grant or delegate to an administrator such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under the Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to such administrator to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make decisions which conform to general policies and general principles set forth in the Declaration of Trust or established by the Trustee.

Pursuant to that authority, AmalgamationCo has been given the powers and duties expressly provided for in the Declaration of Trust and in the Administration Agreement, including the power to further delegate administration of the Trust, provided that no further delegation shall be effective until AmalgamationCo shall have notified the Trustee of the name of the person or persons to whom such further delegation is made and the terms and conditions thereof. For further information see below under "*Management of the Trust – Administration Agreement*".

Liability of Trustee

Except in the event of a breach of the standard of care, diligence and skill required of the Trustee, the Trustee shall not be liable to any Unitholder for any action taken in good faith in reliance on any documents that are, *prima facie*, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by Holding Trust to perform obligations or pay monies owed to the Trust. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under the Declaration of Trust, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of the Declaration of Trust, including, without limitation, the standard of care, diligence and skill required of the Trust, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

Subject to the standard of care required of the Trustee, none of the Trustee nor any officer, director, employee or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with the Trust assets or the affairs of the Trust, including, without limitation, in respect of any loss or diminution in value of any Trust assets to the Trust or to the Unitholders or to any other person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out

of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect of the affairs of the Trust. No property or assets of the Trustee, owned in its personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity. The Trust shall be solely liable therefor and resort shall be had solely to the Trust assets for payment or performance thereof.

Administration Agreement

Generally, AmalgamationCo will provide administrative and support services to, and be responsible for the management and general administration of, the affairs of the Trust, pursuant to the Administration Agreement, including without limitation the following:

(a) undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustee, which are not otherwise delegated therein, pursuant to the Delegation Agreement or the Administration Agreement and generally provide all other services as may be necessary or as requested by the Trustee for the administration of the Trust;

(b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under the Declaration of Trust;

(c) the retention and monitoring, on behalf of the Trustee, of the transfer agent and other organizations serving the Trust;

(d) the authorization and payment on behalf of the Trust of operation expenses incurred on behalf of the Trust and the negotiation of contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(e) the provision of office space, telephone, office equipment, facilities, supplies and executive, secretarial and clerical services;

(f) subject to the direction and approval of the General Partner, dealing with banks and other institutional lenders, including in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest;

(g) subject to the approval of the General Partner, prepare and provide to the Unitholders annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(h) submit all income tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, execute them and return them to AmalgamationCo, and arrange for their filing within the time required by applicable tax law;

(i) subject to the approval of the General Partner, compute, determine and make on the Trust's behalf distributions to Trust Unitholders of distributions properly payable by the Trust and administer on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

(j) ensure compliance by the Trust with, and enforcing all rights of the Trust under, all agreements entered into by the Trust, including the Support Agreement and the Voting and Exchange Trust Agreement;

(k) ensure compliance by the Trust with all applicable securities legislation including without limitation, continuous disclosure obligations;

(l) subject to the approval of the General Partner, prepare on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

(m) provide investor relations services to the Trust;

(n) call and hold all annual and/or special meetings of Unitholders pursuant to the Declaration of Trust and subject to the approval of the General Partner, prepare and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(o) subject to the approval of the General Partner, prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(p) take all steps necessary to complete the issuance of securities of the Trust as directed by the General Partner;

(q) attend to all administrative and other matters arising in connection with any redemptions of Trust Units;

(r) obtain and maintain appropriate liability insurance for the benefit of the directors and officers of the Holding Trust Trustee, the General Partner and AmalgamationCo and its subsidiaries;

(s) ensure that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of that act since inception, and assuming the requirements for such election are met, monitor on behalf of the General Partner the Trust's status as such a mutual fund trust and provide the Trustee and the General Partner with written notice when the Trust ceases or is at risk of ceasing to be such a mutual fund trust;

(t) monitor the investments of the Trust to ensure that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act, the result of which would be to expose the Trust to Part XI tax under such act;

(u) under the direction of the General Partner, undertake, manage and prosecute any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

(v) subject to the approval of the General Partner, prepare any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time; and

(w) promptly notify the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust.

AmalgamationCo will provide similar administrative services to the foregoing to each of Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to the Administration Agreement, modified as necessary to take into account the nature of the entity and the terms, conditions and limitations of the Holding Declaration of Trust, the constating documents of the General Partner, AltaGas LP #1 Limited Partnership Agreement and AltaGas #2 Limited Partnership Agreement, respectively.

In the conduct of its duties pursuant to the Administration Agreement, AmalgamationCo has full right, power and authority to execute and deliver all contracts, leases, licenses and other documents and agreements, to make applications and filings with governmental authorities and take such other actions as it considers appropriate in connection with the business of the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, respectively.

AmalgamationCo must exercise the powers and discharge the duties conferred under the Administration Agreement honestly, in good faith and in the best interests of the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 and exercise the degree of care, diligence and skill that a reasonably prudent administrator in Canada having responsibilities of a similar nature would exercise in comparable circumstances.

Expenses

Pursuant to the Administration Agreement, AmalgamationCo will be reimbursed by each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, for such of the expenses (including, without limitation, salary, wages and other forms of compensation paid to employees engaged in rendering services under the Administration Agreement, and out-of-pocket expenses) incurred by AmalgamationCo as are, in the opinion of AmalgamationCo, acting reasonably, reasonably allocable respectively thereto.

The Administrator shall calculate the expenses and allocation thereof for each month and periodically shall invoice each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, in respect thereof by setting out the details of the services provided by AmalgamationCo and the expenses and taxes incurred by AmalgamationCo in connection therewith. Such amounts shall be payable by each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, not later than 30 days after such month. Notwithstanding the foregoing, each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, shall have the right from time to time on written notice to AmalgamationCo to assign the obligation to reimburse AmalgamationCo, whereupon the assignee shall be responsible for such reimbursements until further notice and shall be invoiced for such.

Notwithstanding the foregoing, in respect of expenses allocable to the Trust, Holding Trust, AltaGas LP#1, AltaGas LP#2 or the General Partner that are not, in accordance with the Tax Act properly deductible against the respective income in the fiscal year in which the expense is incurred, AmalgamationCo has agreed to waive reimbursement in that fiscal year of that portion of the expense which is not deductible in that fiscal year and to provide AltaGas LP #2 (or, if AltaGas LP #2 has been wound-up or otherwise no longer exists, AltaGas LP #1) with the funds necessary to pay the non-deductible portion of the expenses of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 or the General Partner by repayment of loan, return of capital or otherwise. AltaGas LP #2 (or, if AltaGas LP #2 has been wound-up or otherwise no longer exists, AltaGas LP #1) will lend an amount equal to that non-deductible portion to the applicable entity. The amount loaned will be non-interest bearing and repayable at the end of the first calendar quarter of each subsequent fiscal year of that entity as to the amount then deductible in accordance with the Tax Act in such fiscal year, until fully repaid.

Delegation Agreement

In addition to the delegation of duties to AmalgamationCo pursuant to the Administration Agreement, the Trustee also intends to delegate certain of its other powers and duties to the General Partner pursuant to the terms of the Delegation Agreement.

Pursuant to the terms of the Delegation Agreement, the Trustee will delegate to the General Partner the responsibility for:

(a) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the determination of distributions (including the designation of any capital gain) to Trust Unitholders and including, without limitation, the determination from time to time of the record dates for, and payment dates of, such distributions;

(b) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the redemption of Trust Units;

(c) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to ensuring compliance with the restrictions contained in the Declaration of Trust with respect to Non-Resident ownership of Trust Units;

(d) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to the direct or indirect acquisition of Trust assets by the Trust and the negotiation of agreements in respect thereof;

(e) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to any Offering including:

   (i) the listing and maintaining of the listing on the TSX of the Trust Units;

   (ii) the filing of documents or obtaining of permission from any governmental authority or the taking of any other step under federal or provincial law to enable securities which a Trust Unitholder is entitled to receive to be properly and legally delivered and thereafter traded;

   (iii) ensuring compliance with all applicable laws;

   (iv) the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; and

   (v) all matters concerning the terms of the sale or issuance of Trust Units or rights to Trust Units including without limitation all matters concerning any Underwriting Agreement;

(f) undertaking responsibility to make all directions and approve the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest;

(g) approving on behalf of the Trust the annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(h) approving on behalf of the Trust all information to which Unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(i) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

(j) approving on behalf of the Trust, any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time;

(k) undertaking and performing, by and through the audit committee of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf or in relation to the Trust, as is required by applicable law or desirable of an audit committee of the Trust;

(l) undertaking and performing, by and through committees of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf of or in relation to the Trust, as is

required by applicable law or desirable of the applicable committee of the governing body of the Trust;

(m) undertaking responsibility to make all decisions and take, or cause to be taken, all such actions relating to all matters pertaining to the Trust in respect of which the Administrator has a conflict of interest;

(n) determining the timing and terms of any offer by the Trust for, and repurchase by the Trust of, previously issued Trust Units;

(o) determining whether to make any amendments to the Declaration of Trust, as in the opinion of the Board of Directors may be necessary or appropriate, in order to provide Unitholders with the benefit of any legislation limiting their liability (including, if appropriate, amendments to effect a change in the *situs* of the Trust or the laws governing the Trust); and

(p) undertaking all matters in connection with any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase or repurchase of any securities or assets of any person, any business combination, or any other similar transaction involving the Trust (the foregoing individually referred to as a "**Transaction**" and collectively as the "**Transactions**"), including, without limiting the generality of the foregoing, the right, power and authority to:

    (i) establish, implement and amend (when and as required, once established) any Unitholder rights plan as the General Partner may determine to be desirable for the Trust to establish;

    (ii) issue news releases and ensure compliance by the Trust with its continuous disclosure obligations under all applicable securities legislation;

    (iii) provide, or arrange for the provision of, investor relations services to the Trust;

    (iv) approve, prepare or cause to be prepared, and send or cause to be sent to Unitholders, any circular or other disclosure documents (and all amendments thereto) required under applicable securities legislation in response to any offer for the Trust Units; and

    (v) call and hold, as well as prepare or cause to be prepared all materials (including notices of meetings and information circulars) in respect of, all special meetings of Unitholders required in connection with any Transaction;

(q) making all determinations, enter all agreements, prepare all documents and take all other actions with respect to any Transaction which the General Partner may determine to be necessary, expedient, desirable or advisable for the best interests of the Trust and its Unitholders, and so as to comply with all applicable laws; and

(r) doing all such other acts and things whatsoever as may be incidental to or required in connection with the foregoing.

Expenses

Pursuant to the Delegation Agreement, all costs, charges and expenses reasonably incurred by the General Partner and the Board of Directors in carrying out the General Partner's obligations and duties under the Delegation Agreement in connection with the provision and performance of the services delegated thereunder (including, without limitation, salary, wages, and other forms of compensation paid to employees engaged in rendering the services to be provided thereunder and/or management fees paid to management entities which might be engaged to provide such services) shall be payable by the Trust out of the Trust's assets.

Notwithstanding the foregoing, in respect of any expenses that are not, in accordance with the Tax Act, properly deductible against the respective income in the fiscal year thereof in which the expense is incurred, the General Partner will agree to waive reimbursement in such year of such portion of the expense which is not so expensable in such fiscal year. AmalgamationCo will provide AltaGas LP #2 (or, if AltaGas LP #2 has been wound-up or otherwise no longer exists, AltaGas LP #1) with the funds necessary to pay the non-deductible portion of expenses by repayment of loan, return of capital or otherwise. AltaGas LP #2 (or, if AltaGas LP #2 has been wound-up or otherwise no longer exists, AltaGas LP #1) shall lend the amount not deductible to the Trust. Any amount so loaned will be non-interest bearing and repayable at the end of the first calendar quarter of each subsequent fiscal year of the Trust as to the amount then deductible in accordance with the Tax Act by the Trust in such fiscal year, until fully repaid.

The Delegation Agreement will continue in full force and effect until such time as the first of the following occurs: (a) the Trust or the General Partner terminates the Delegation Agreement by notice to the other parties to the Delegation Agreement, with termination to become effective 30 days after the receipt of such notice by the last of the parties; (b) the parties mutually agree in writing to terminate the Delegation Agreement; or (c) the Trust is terminated pursuant to the Declaration of Trust.

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

The Trust was created pursuant to the Declaration of Trust. The following is a summary which does not purport to be complete of the material attributes and characteristics of the Trust Units and special voting units and certain provisions of the Declaration of Trust. Reference is made to the Declaration of Trust for the full text of its provisions and a complete description of the Trust Units and special voting units.

Trust Units and Special Voting Units

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Declaration of Trust. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See below under "*Declaration of Trust and Description of Units – Trust Unit Redemption Right*".

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AmalgamationCo or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from AmalgamationCo and the ability of AmalgamationCo to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units. See "*Risk Factors*".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Limited Liability

The Declaration of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person, and no resort will be had to, nor will recourse or satisfaction be sought from, the private property of any Unitholder for any liability whatsoever in connection with the Trust's assets, the obligations or the activities or affairs of the Trust, any actual or alleged act or omission of the Trustee, any transaction entered into by the Trustee or any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust. In the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Unitholder's share of the Trust's assets represented by its Trust Units.

The Declaration of Trust provides that the Trustee, the General Partner or AmalgamationCo, on behalf of the Trust, and the Trust must make all reasonable efforts to include as a specific term of any obligations or liabilities being incurred by the Trust or the Trustee, the General Partner or AmalgamationCo on behalf of the Trust, a contractual provision to the effect that none of the Unitholders, the Trustee, the General Partner or AmalgamationCo shall have any personal liability or obligations in respect thereof. The omission of any such statement shall not render any of such parties liable to any person for such omission.

Notwithstanding the terms of the Declaration of Trust, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations currently carried on by AltaGas will be carried on by AmalgamationCo, either directly or indirectly. See "*Risk Factors – Unitholder Limited Liability*".

The activities of the Trust and its indirect wholly-owned subsidiary, AmalgamationCo, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible, for the operations of AmalgamationCo and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, and for purposes of the Arrangement, the Declaration of Trust allows for the creation of special voting units which will enable the Trust to provide voting rights to holders of exchangeable securities. As a result, the Special Voting Unit to be issued pursuant to the Plan will enable the holders of Exchangeable Securities to be issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of Unitholders.

Special voting units may be created and issued pursuant to the Declaration of Trust to a voting and exchange trustee. The Special Voting Unit to be created and issued pursuant to the Arrangement will be issued to the Voting and Exchange Trustee. The holder of a special voting unit, including in respect of the Special Voting Unit, the Voting and Exchange Trustee, shall not be entitled to any interest or share in the distributions or net assets of the Trust and shall only be entitled to such number of votes at meetings of Unitholders as is equal to the number of Trust Units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust will issue the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who receives Exchangeable Securities pursuant to the Arrangement. The Voting and Exchange Trustee will be obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Securities. However, if no instructions are provided by the holders of Exchangeable Securities, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The Special Voting Unit will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the Special Voting Unit. The Declaration of Trust provides that upon the exchange of Exchangeable Securities for Trust Units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable Securities.

Issuance of Units

The Declaration of Trust provides that Units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

Purchase of Units

The Trust may from time to time purchase for cancellation some or all of the Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market, by private agreement or upon any recognized stock exchange on which such Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust. Any such purchases may constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. A Unitholder will not have the right at any time to require the Trust to purchase such Unitholder's Units.

Trust Unit Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust Units. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.

Cash Redemption

Upon receipt by the Trust of the notice to redeem Trust Units, the tendering Trust Unitholder will thereafter be entitled to receive a price per Trust Unit (the "**Market Redemption Price**") equal to the lesser of: (a) 90% of the Market Price per Trust Unit on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) during the period of the last 10 trading days immediately prior to the date on which the Trust Units were tendered for redemption; and (b) 100% of the Closing Market Price on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) on the date that the Trust Units were tendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment within five Business Days after the end of the calendar month in which the Trust Units were tendered for redemption.

Trust Unitholders will not receive cash upon the redemption of their Trust Units if:

(a) the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000; provided that the Trustee may, in its sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust Units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption

Price and, unless any applicable regulatory approvals are required, by a distribution *in specie* of the Trust's assets, based on the "in specie Redemption Price" (as defined below), which may include Series 3 Notes or other assets held by the Trust, on a *pro rata* basis;

(b) at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on the TSX or traded or quoted on any stock exchange or market which the Trustee considers, in its sole opinion, provides representative fair market value prices for the Trust Units;

(c) the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10-day trading period prior to the date on which such Trust Units were tendered for redemption; or

(d) the redemption of Trust Units will result in the delisting of the Trust Units on the principal stock exchange on which the Trust Units are listed.

In Specie Redemption

If a cash redemption is not available for Trust Units tendered for redemption by a Trust Unitholder, then such Trust Unitholder will, instead of the Market Redemption Price per Trust Unit, be entitled to receive a price per Trust Unit (the "**in specie Redemption Price**") equal to the FMV of a Trust Unit as determined by the Trustee in its sole discretion. The in specie Redemption Price will, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution *in specie* of Trust assets, which may include Series 3 Notes or other assets held by the Trust (other than Holding Trust units), as determined in the sole discretion of the Trustee.

The aggregate in specie Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Trust Unitholder who exercised the right of redemption, within five Business Days after the end of the calendar month in which the Trust Units were tendered for redemption, of Trust assets.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Series 3 Notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Series 3 Notes. Series 3 Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders must be called and held for, among other matters, the election of the Board of Directors of the General Partner, subject, as applicable, to the provisions of the Shareholder Agreement, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described below under "*Declaration of Trust and Description of Units – Amendments to the Declaration of Trust*"), the sale of all or substantially all of the Trust's assets, the dissolution or termination of the Trust and the appointment or removal of the Holding Trust Trustee. Meetings of Unitholders will be called and held annually for, among other things, the election of the Board of Directors and the appointment of the auditors of the Trust. For a description of the Board of Directors and the committees thereof, see "*Information Concerning the General Partner*".

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of all votes entitled to be voted at a meeting of Unitholders (including the votes attached to Exchangeable Securities by virtue of the Special Voting Unit) by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Subject to the Voting and Exchange Trust Agreement, only Unitholders of record may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the Special Voting Unit shall be regarded as representing outstanding Trust Units equivalent in number to the number of Exchangeable Securities represented by proxy by the Voting and Exchange Trustee at such meeting.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Limitation on Non-Resident Ownership

It is in the best interest of Unitholders that the Trust qualify as a "mutual fund trust" under the Tax Act and in order to ensure the maintenance of such status the Declaration of Trust provides, in part, that:

(a) the General Partner shall: (i) prior to the consummation of any transaction involving the acquisition by the Trust of any properties or assets other than securities of the General Partner or Holding Trust; (ii) prior to any material modification to the Trust other than as contemplated by (i); (iii) promptly following any proposed amendment to paragraph 132(7)(a) of the Tax Act or the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such section; or (iv) otherwise at any time when requested by the Trustee, obtain an opinion of counsel confirming whether the Trust is, at the date thereof and following such transaction or event (which in the case of (iii) shall mean the coming into effect of the amendment or change of interpretation), entitled to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" under the Tax Act;

(b) if at any time the Board of Directors determines, in its sole discretion, or becomes aware, pursuant to (a) above or otherwise, that the Trust's ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" thereunder is in jeopardy, then forthwith after such determination:

    (i) the Trust shall not be maintained primarily for the benefit of Non-Residents and it shall be the sole responsibility of the General Partner to monitor the holdings by Non-Residents; and

    (ii) the General Partner shall take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of Non-Residents;

(c) the General Partner may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Trust Units, perform residency searches of Trust Unitholders and holders of Exchangeable Securities and beneficial Trust Unitholders and holders of Exchangeable Securities mailing address lists and take such other steps specified by the General Partner, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust Units; and

(d) if at any time the Board of Directors, in its sole discretion, determines that it is in the best interest of the Trust, the General Partner, notwithstanding the ability of the Trust to continue to rely on subsection 132(7)(a) of the Tax Act for the purpose of qualifying as a "mutual fund trust" under the Tax Act or otherwise, may:

    (i) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to

the Trust that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident;

(ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or in such other manner as the General Partner may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days. If the Trust Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the General Partner with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents within such period, the General Partner may, on behalf of such registered Trust Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so deposited of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the Trust Certificates representing such Trust Units;

(iii) delist the Trust Units from non-Canadian stock exchanges; and/or

(iv) take such other actions as the Board of Directors determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by Non-Resident Trust Unitholders to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

Amendments to the Declaration of Trust

On or before the Effective Date, the Trustee will execute and deliver such indentures or instruments supplemental to the Declaration of Trust or in restatement thereof, which may add to, delete, amend, vary or change any of the provisions of the Declaration of the Trust as the General Partner may direct in writing and as may be necessary to give proper effect to the intent and purpose of the Arrangement.

The Trustee may, without the consent, approval or ratification of any of the Unitholders, amend the Declaration of Trust at any time:

(a) for the purpose of ensuring the Trust's continuing compliance with applicable laws, regulations or policies of any governmental authority having jurisdiction over the Trustee or the Trust;

(b) in a manner which, in the opinion of the Trustee, provide additional protection for the Unitholders;

(c) in a manner which, in the opinion of the Trustee, is necessary or desirable as a result of changes in Canadian tax laws;

(d) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders; or

(e) to change the *situs* of, or the laws governing, the Trust which, in the opinion of the Trustee is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Term of the Trust

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of the Unitholders duly called for that purpose, following which the Trustee shall commence to wind-up the affairs of the Trust (and shall thereafter be restricted to only such activities).

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the earlier of March 24, 2104 and the date which is one day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. In the event that the Trust is wound-up, the Trustee will sell and convert into money the assets of the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of termination authorized pursuant to a Special Resolution). After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of Trust's assets *pro rata* among the Trust Unitholders.

Take-Over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid, as defined under the Securities Act, is made for the Trust Units and not less than 90% of the Trust Units (including Trust Units issuable upon the conversion, exercise or exchange of any securities exchangeable into Trust Units but not including any Trust Units held at the date of the take-over bid by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units and exchangeable securities held by Trust Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Information and Reports

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

Auditors, Transfer Agent and Registrar

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440 – 2nd Avenue S.W., Calgary, Alberta T2P 5E9.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario where transfers of securities may be recorded.

DISTRIBUTION POLICY

General

The Trust currently intends to make cash distributions to Trust Unitholders on each monthly Distribution Payment Date equal to the Cash Flow of the Trust. The Cash Flow of the Trust will be determined giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements and the consolidated debt repayment requirements of the Trust. The intent is to maximize the Cash

Flow of the Trust giving consideration to these consolidated financial requirements and long term Trust Unitholder value.

Distributions in respect of a month will be paid to Trust Unitholders of record as at the close of business on each Distribution Record Date. The distribution for any month will be paid on the Distribution Payment Date. In addition, the Declaration of Trust provides that, if necessary, on December 31 of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

The initial cash distribution payable to Trust Unitholders of record on May 25, 2004 is expected to be made on or before June 15, 2004. It is expected that substantially all of the cash distributions to Trust Unitholders will be taxed as ordinary income.

Distribution Reinvestment Plan

On Closing, subject to regulatory approval, the Trust intends to adopt the Distribution Reinvestment Plan, pursuant to which Trust Unitholders will be entitled to elect to have all distributions of the Trust automatically reinvested in additional Trust Units at a price per Trust Unit calculated by reference to a weighted average of the trading prices for Trust Units on the TSX. No brokerage commissions will be payable in connection with the purchase of Trust Units under the Distribution Reinvestment Plan and all administrative costs will be borne by the Trust. Proceeds received by the Trust upon the issuance of additional Trust Units under the Distribution Reinvestment Plan will be used by the Trust for future acquisitions, capital improvements and working capital. Trust Unitholders resident outside of Canada will not be entitled to participate in the Distribution Reinvestment Plan. Upon ceasing to be a resident of Canada, Trust Unitholders will be required to terminate their participation in the Distribution Reinvestment Plan.

Pro Forma Distributable Cash

The following is a summary of selected pro forma financial information for the Trust. It reflects funds generated from the assets owned, directly or indirectly, by AmalgamationCo following the completion of the Arrangement, for the periods indicated.

Management of the Trust and AltaGas have provided the following analysis to assist Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would have been available to the Trust for distribution to Trust Unitholders and holders of Exchangeable Securities had the Trust been in existence for the year ended December 31, 2003. This analysis was prepared on the assumption that the Arrangement had been completed, that AmalgamationCo had retained all of AltaGas' business and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of AltaGas has, based on its review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amounts shown below.

The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amounts set forth in the following analysis, and these variations may be material.

AltaGas Income Trust

		Pro Forma Year Ended December 31, 2003
		(000's except per unit amounts)
Funds generated from operations[2]	$	90,176
Add (deduct):		
Capital expenditures[3]		(60,181)
Pro forma adjustment to current income taxes		7,439
Funds drawn from long-term debt and working capital		33,884
Distributable Cash[1]	$	71,318
Weighted average number of Trust Units and Exchangeable Securities		45,717
Distributable Cash per Trust Unit and Exchangeable Security for the period	$	1.56
Distributable Cash per Trust Unit and Exchangeable Security per month (simple average)	$	0.13

Notes:

(1) Distributable Cash available for Distribution is not recognized by Canadian generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities.

(2) Funds generated from operations has been calculated by adding back to net income items not involving cash.

(3) Capital expenditures represent AltaGas' investing activities for 2003.

PRO FORMA CAPITALIZATION OF THE TRUST

The following table sets forth the pro forma capitalization of the Trust as at December 31, 2003, both before and after giving effect to the Arrangement (all amounts in $ thousands).

Designation	Authorized	Outstanding as at December 31, 2003 prior to giving effect to the Arrangement (1)(4)	Outstanding as at December 31, 2003 after to giving effect to the Arrangement (2)(3)(4)
Short term debt:			
Operating loans		4,493	4,493
Long term debt:			
Operating loans		292,358	292,358
Medium Term Notes		100,000	100,000
Total long term debt		392,358	392,358
Shareholders' / Unitholders' equity:			
Common Shares	Unlimited	179,076	-
Participating Shares	Unlimited	88,964	-
Exchangeable Securities	Unlimited	-	131,738
Trust Units	Unlimited	-	131,739
Retained earnings		95,287	95,287
Total shareholders' / unitholders' equity		363,327	358,764
Total capitalization		760,178	755,615

Notes:

(1) Pro forma number of Trust Units and Exchangeable Securities for the year ended December 31, 2003 has been calculated assuming the conversion of all issued and outstanding AltaGas Participating Shares as at December 31, 2003 into AltaGas Common Shares on a one-for-one basis and the subsequent exchange of all issued and outstanding AltaGas Common Shares as at December 31, 2003 into Trust Units and Exchangeable Securities on a one-for-one basis. The number of Participating Shares and Common Shares outstanding at December 31, 2003 are 9,000,000 and 36,716,844, respectively.

(2) No options have been assumed to be either exercised or issued during the period.

(3) As at December 31, 2003 there were options outstanding to purchase an aggregate of 1,506,362 Trust Units. See "*Information Concerning AmalgamationCo – Trust Unit Option Plan*".

(4) See Appendix H "*Pro Forma Financial Statements*" and "*Balance Sheet*" of AltaGas Income Trust.

At December 31, 2003 AltaGas had the following bank credit facilities:

(a) $50.0 million demand operating credit facility with a Canadian chartered bank. At December 31, 2003 AltaGas had drawn debt of $4.4 million on the demand operating credit facility which bears interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee;

(b) $300.0 million extendible revolving term credit facility with a syndicate of Canadian chartered banks. Effective October 10, 2004 the facility can be extended for an additional 364 days or can be converted by AltaGas on that date to a two year term loan. The term loan is repayable over the two year period or at the end of the two year term, depending on the bondrating category of the long term senior unsecured indebtedness of AltaGas. At December 31, 2003 $289.0 million was drawn on the revolving term credit facility which bears interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee; and

(c) $75.0 million 364 day extendible revolving letter of credit facility with a Canadian chartered bank. The facility bears fees and interest at market rates. AltaGas may borrow up to $25.0 million by way of prime borrowings or banker's acceptances on the letter of credit facility. At December 31, 2003 $0.1 million in bank debt was drawn on facility. The extendible revolving term credit facility matures on June 28, 2004 and can be extended on AltaGas' request and on acceptance by the bank.

Following the Effective Date, AmalgamationCo will assume responsibility for the credit facilities.

The credit facilities are unsecured and subject to customary covenants and financial tests which may in certain circumstances restrict AmalgamationCo's ability to make distributions to AltaGas LP #1 and ultimately to Trust Unitholders.

On October 4, 2000 AltaGas issued $100.0 million of 7.28% medium term notes pursuant to its $250.0 million medium term note program. Interest is payable semi-annually and the principal is due on October 4, 2005. The medium term notes are unsecured. The medium term notes are subject to customary covenants and financial tests and may in certain circumstances restrict AmalgamationCo's ability to make distributions to AltaGas LP #1 and ultimately to Trust Unitholders. Following the Effective Date, AmalgamationCo will assume responsibility for the medium term notes.

Depending on how AmalgamationCo is structured and capitalized following the completion of the Arrangement, it may not satisfy certain covenants in the indenture for AltaGas' existing medium term note program and the agreements regarding the bank facilities described above. In that event, AmalgamationCo may obtain waivers of those covenants or may satisfy or avoid the application of those covenants in some other manner, including the reorganization of its assets or, if it considers it appropriate in the circumstances, the defeasance of the applicable covenants.

SELECTED PRO FORMA FINANCIAL INFORMATION FOR THE TRUST

The following is a summary of selected pro forma financial information for the assets owned, directly or indirectly, on a consolidated basis by the Trust following the completion of the Arrangement, for the period

indicated. The following should be read in conjunction with the pro forma financial statements of the Trust and the notes thereto attached as Appendix H to the Information Circular.

		Year ended December 31, 2003 (unaudited) (000's)
Total revenues	$	708,884
Cost of sales		489,027
Operating income		83,554
Net income		59,004
Total assets		918,617
Total debt		396,851

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides a comparison of AltaGas' performance and financial position for the years ended December 31, 2003 and 2002, including discussion on AltaGas' affairs up to March 4, 2004. This discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2003, 2002 and 2001 provided in Appendix H to this Information Circular.

Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management viewpoint. Such disclosure is subject to reasonable constraints of maintaining the confidentiality of certain information which, if published would probably have an adverse impact on the competitive position of AltaGas. The results or events predicted in this prospective information may differ from actual results or events. Factors which could cause actual results or events to differ materially include among other things the ability of AltaGas to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the gathering and processing, extraction, transmission, power and natural gas distribution sectors and the prevailing economic conditions in North America.

AltaGas files through the SEDAR system an Annual Information Form that provides further insight into AltaGas' businesses and associated risks.

Consolidated Results

($ millions, unless otherwise noted, except per share amounts)		2003		2002[(1)]
Net income		**38.3**		29.4
Net income per share[(2)]	$	**0.84**	$	0.70

Notes:

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations. See Note 2 to the Consolidated Financial Statements attached as Appendix H to this Information Circular.

(2) Per share amounts are based on the weighted average number of shares outstanding during the period.

2003 was an exceptional year for AltaGas with net income up 30% when compared to 2002, earnings per share higher by 20% at $0.84 per share, return on equity at 10.9% and debt as a percentage of total capitalization down to 52.2%.

AltaGas' 2003 record results continued a trend achieved throughout AltaGas' 10 year history, predicated on its operational effectiveness, the impact of its business development during the year and late in the previous year and a favourable business environment.

Selected Annual Information

($ millions, unless otherwise noted, except per share amounts)[1]	**2003**	2002[2]	2001
Revenue	**708.9**	492.7	489.8
Cost of sales	**489.0**	322.8	354.8
Net revenue[4]	**219.9**	169.9	135.0
EBITDA[4]	**121.9**	94.8	69.9
Net income[3]	**38.3**	29.4	19.2
Net income per share	**$0.84**	$0.70	$0.50
Funds generated from operations[4]	**90.2**	70.8	50.2
Total Assets	**919.3**	904.9	721.1
Long term liabilities	**468.9**	431.2	313.7
Shareholders' equity	**363.3**	338.6	261.9
Cash dividends	**17.3**	11.9	6.9

Notes:

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

(2) 2002 includes a pre-tax net gain of $1.0 million from the sale of investments.

(3) 2003 net income includes the impact of legislative changes to federal income taxation, the impact of which reduced EPS by $0.04 per share.

(4) Non-GAAP financial measure. See discussion that follows.

Ratios

(percent)	**2003**	2002	2001
Return on average equity[1]	**10.9**	9.8	7.3
Debt as a percent of total capitalization[2]	**52.2**	55.3	58.5

Notes:

(1) Return on average equity is calculated as net income for the year divided by the average shareholders' equity determined on a monthly weighted average basis.

(2) Debt as a percent of total capitalization is calculated as total debt divided by total debt plus equity.

Non-GAAP Financial Measures

AltaGas provides certain non-GAAP financial measures in tables of consolidated financial information in this Management's Discussion and Analysis. These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies. All of the measures have been calculated in accordance with previous disclosures by AltaGas.

The purpose of these financial measures and their reconciliation to GAAP financial measures for their first use in the discussion is shown below. All amounts are in millions of dollars unless otherwise noted.

EBITDA	**2003**	2002	2001
Non-GAAP financial measure	**$121.9**	$94.8	$69.9
Add (deduct) Income taxes	**(23.2)**	(13.5)	(9.2)
Interest expense	**(22.1)**	(18.1)	(15.9)
Amortization	**(38.3)**	(33.8)	(25.6)
Net Income (GAAP financial measure)	**$ 38.3**	$29.4	$19.2

EBITDA is provided to assist in determining the ability of AltaGas to generate cash from its operations.

Funds Generated From Operations	**2003**	2002	2001
Non-GAAP financial measure	**$90.2**	$70.8	$50.2
Add (deduct): Decrease in deferred revenue and other	**-**	(1.6)	0.1
Net change in non-cash working capital	**6.3**	6.1	(4.9)
Cash from operations (GAAP financial measure)	**$96.5**	$75.3	$45.4

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash after interest and taxes from operations without regard to changes in AltaGas' working capital in the year.

Net Revenue	**2003**	2002	% Change
Non-GAAP financial measure	**$140.2**	$99.6	41
Add: Cost of goods sold	**16.5**	6.5	154
Revenue (GAAP Financial measure)	**$156.7**	$106.1	48

This reconciliation shows the difference between revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment. Net revenue is provided in the extraction component and the Natural Gas Distribution and Energy Services segments as net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of goods sold.

Revenue increased 44% for the year ended December 31, 2003 compared to the year ended December 31, 2002 due to the higher prices received for natural gas and power sold in the Natural Gas Distribution and Energy Services segments, increased volumes processed through AltaGas' gathering and processing facilities and higher power volumes sold in the Energy Services segment. Volume increases resulted from AltaGas' activities in the field gathering and processing component including the acquisition of seven natural gas gathering and processing systems in northeastern Alberta (Wabasca) in late 2002 and the expansion of the Empress EnCana facility completed in September 2003, the acquisition of two natural gas pipelines (Suffield) in December 2002, the commissioning of the Joffre ethane extraction facility in late 2002, and the addition of 100 MW of power capacity associated with the Genesee energy contract in the Energy Services segment in April 2003.

Net revenue increased 29% for the year ended December 31, 2003 when compared to 2002.

Volumes processed in the field gathering and processing component rose to 520 Mmcf/d in 2003 from 492 Mmcf/d in 2002. The increase stems in large part from the Wabasca facilities acquisition in December 2002. Extraction production increased for 2003 to 6,560 Bbls/d from 3,399 Bbls/d due to the commissioning of the Joffre ethane extraction plant, also in December 2002 and due to increased ethane production resulting from modifications made at the EnCana ethane extraction plant in late 2003. Transmission volumes rose to 348 Mmcf/d in 2003 from 70 Mmcf/d in 2002 due to the Suffield acquisition late in 2002. The volume of power sold rose to 373 MW in 2003 from 353 MW in 2002 due to the addition on April 1, 2003 of volumes from the Genesee energy contract. Prices AltaGas realized on average per MW hour sold in 2003 were $47.03, up from the $41.27 realized per MWh sold in 2002.

Natural Gas Distribution volumes at AltaGas Utilities increased slightly year over year due to higher transportation volumes and an increase in AltaGas Utilities' customer base offset by warmer average weather in 2003 versus 2002 and reduced customer usage associated with technological improvements. Heritage Gas, a Nova Scotia company of which AltaGas owns 24.9%, accepted, on June 2, 2003, the natural gas distribution franchise to service six counties in Nova Scotia for a period of 25 years. Late in the year, Heritage Gas acquired and constructed natural gas distribution facilities and took steps to be an operating natural gas distribution utility. Heritage Gas activated its natural gas distribution system on December 20, 2003 and served its first customer on December 23, 2003. In its first four years of development, Heritage Gas expects to bring natural gas access to approximately 8,000 residential and business customers in Nova Scotia.

AltaGas' EBITDA increased 29% for the year ended December 31, 2003 compared to 2002. While net revenues were up 29%, increased operating costs in the Gathering and Processing segment and higher general and administrative costs partially eroded the gains. Operating costs were up year over year due to the inclusion of operating costs associated with the Suffield and Wabasca acquisitions, the Joffre ethane extraction facility operations and increases in repairs and maintenance and property tax. General and administrative costs increased year over year to support AltaGas' growth and to ensure that the organizational capability is in place to facilitate the effective integration of future business opportunities. Amortization expense was up 13%, the increase due to Gathering and Processing segment acquisitions and commissioning of the Joffre facility.

Net income increased 30% for the year ended December 31, 2003 compared to the same period of 2002. After tax net gains from the sale of investments included in December 31, 2002 were $0.6 million. Higher comparative interest expense and income taxes partially eroded the favourable results in EBITDA.

While interest rates were favourable year over year, interest expense was higher due to increased average debt outstanding compared to 2002, largely resulting from the debt financing required for the late 2002 Wabasca and Suffield acquisitions.

Income tax expense for the year ended December 31, 2003 increased from the same period in 2002 for a number of reasons, including higher net income before taxes, the effect of changes in federal income taxation of resource income and Large Corporations Tax, the impact on future income taxes resulting from the adoption of asset retirement obligation accounting and changes in the mix of AltaGas' income stream period over period and the associated tax rates attracted.

Higher income in the year accounted for 60% of the total increase in income tax expense for 2003 versus the prior year. A further 20% related to regulatory changes wherein the resource allowance deduction and the Large Corporations Tax are being phased out through 2007. The impacts of adopting the asset retirement obligation accounting accounted for seven percent of the difference. The remainder of the increase related to the different businesses of AltaGas attracting different tax treatment, timing and rates.

The resource allowance deduction provided oil and gas industry participants a credit in calculating taxable income in place of non-deductible royalties paid on hydrocarbon production. Since 1997 AltaGas has benefited from the resource allowance deduction on its field gathering and processing business, a significant portion of its income, but pays no material royalties. Under the legislative changes announced in June 2003, resource allowance is replaced by the deductibility of provincial or crown royalties and a reduction in the tax rates applicable to resource income.

The federal income tax legislation changes also phase out Large Corporations Tax (LCT) by 2007. AltaGas has credited Large Corporations Tax payable against the federal surtax amounts otherwise payable. Based on anticipated future income levels and timing of reversal of temporary differences going forward, the effect on AltaGas was an increase in AltaGas' future income tax liability and a charge to future income tax expense.

Under asset retirement obligation accounting, AltaGas recorded an asset and a liability on its balance sheet, as well as adjusted accumulated depreciation to include salvage values in the depreciation calculation. The latter change increased the differential between AltaGas' accounting and tax balance sheets, increasing the estimated future income tax liability and resulted in an increase in income tax expense in the current period.

The income of AltaGas is subject to a variety of tax rates and rate reductions currently and in the future. The consolidated income tax rate varies from quarter to quarter depending on the mix and the anticipated timing of the income stream being subject to taxation. In the fourth quarter of 2002 AltaGas recorded favourable one time adjustments to tax expense related to the full year impact of this anticipated timing on income from the power component.

Earnings for 2004 are expected to increase in the Gathering and Processing segment. Drilling activity in the majority of AltaGas' catchment areas is expected to remain strong given the favourable commodity pricing environment. In addition, the pursuit of exploitation opportunities in existing businesses and processes are expected

to increase processed volumes in the Gathering and Processing segment, when compared to 2003. In the Natural Gas Distribution segment, new revenues from AltaGas' 24.9% interest in Heritage Gas will contribute to improved performance when comparing 2004 to 2003.

Results of Operations by Segment

AltaGas reports consolidated financial and operating results on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

Operating income performance in the Gathering and Processing and Energy Services segments in 2003 showed significant improvement when compared to 2002, while the Natural Gas Distribution segment reported consistent performance over the same period. Key drivers for the business results of each segment are discussed at the component level in the information that follows. This information should be read in conjunction with Note 17 to the Consolidated Financial Statements – Segmented Information in Appendix H to this Information Circular.

Operating Income (1)

($ millions, unless otherwise noted)	**2003**	2002	% Change
Gathering and Processing	**42.1**	28.2	49
Energy Services	**32.8**	24.0	37
Natural Gas Distribution	**8.7**	8.8	-1

Note:

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

Gathering and Processing

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components. Assets include more than 6,000 kilometers of gathering lines, 67 field processing facilities, interests in three extraction facilities and six transmission pipelines. AltaGas is one of the top 10 Canadian processors of natural gas and one of the top four largest Canadian midstream companies in terms of natural gas field processing capacity. Assets in this segment are long life and are used to provide service to a geographically diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are a function of volumes processed or transported. Future opportunities derive from the ongoing requirement that all natural gas must be processed to meet downstream pipeline specifications en route to the end user.

AltaGas' investments in companies engaged directly in activities in the gathering and processing business or ancillary services is also included in this segment under "Other". AltaGas reports component results to the level of operating income, defined as gross revenue less cost of sales, operating and general and administrative costs, and amortization.

Financial and Operating Results (1)

($ millions, unless otherwise noted)	**2003**	2002	% Change
Revenue	**156.7**	106.1	48
Net revenue	**140.2**	99.6	41
Operating income	**42.1**	28.2	49

Note:

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

Operating Statistics

	2003	2002	% Change
Field gathering and processing			
Processing capacity (Mmcf/d) (1)	**861**	842	2
Processed throughput (gross Mmcf/d) (2)	**523**	532	-2
Processed throughput (gross average annual Mmcf/d)	**520**	492	6
Capacity utilization (percent) (1)	**61**	63	-3
Average working interest (percent) (1)	**90**	88	2
Extraction			
Inlet capacity (Mmcf/d) (1)	**349**	349	-
Production (Bbls/d) (3)	**6,560**	3,399	93
Transmission volumes (Mmcf/d) (2) (4)	**403**	106	280

Notes:

(1) As at December 31.
(2) Fourth quarter average.
(3) Average for the period.
(4) Excludes condensate pipeline volumes.

The field gathering and processing component's extensive gathering infrastructure and ability to quickly redeploy assets due to the mobile nature of its plants, positions AltaGas to offer producers quick access to markets for their natural gas. The increase in the field gathering and processing component's operating income for 2003 when compared with 2002 was the net result of higher gross average annual throughput and improved cost recovery at some facilities offset by higher operating and general and administrative costs in other areas. Volume increases are the net result of the late December 2002 acquisition of the seven Wabasca facilities, expansion at AltaGas' Namaka facility and well tie-in activity at various operating areas, offset by declines at the Central Border operating area. Volume changes at AltaGas' gathering and processing facilities are dependent on producer drilling activity and success in its particular catchment areas. AltaGas assesses activity in each area as part of its capital investment process and relies on the mobile nature of its processing assets to match throughput and capacity.

Operating cost increases were a result of an aggressive preventative maintenance program started in 2003 as part of AltaGas' operational excellence initiative. The program, which will be a focus over the next four years, will standardize the operating condition of AltaGas' processing assets to achieve the highest availability possible and increase predictability in operating and financial results.

In the extraction component, ownership interests in three extraction facilities drive the results. AltaGas' average net extraction production volumes were 93% higher for the year compared to 2002 due mainly to the start up of the Joffre ethane extraction plant at the end of 2002. That plant, with its first full year of operations in 2003, is owned 50% each by AltaGas and Taylor. Taylor is the operator of the plant. AltaGas' share of inlet processing capacity at Joffre is 125 Mmcf/d of natural gas with ethane and NGLs production capacity of 5,200 Bbls/d. The ethane production from the plant is sold to NOVA Chemicals Corporation under a long term cost of service type contract. AltaGas sells its net share of NGLs under a one year evergreen marketing agreement.

Transmission volumes for the fourth quarter increased 280% in 2003 compared to 2002 due to the acquisition of the Suffield transmission pipelines in December 2002 which increased AltaGas' transmission capacity by 400 Mmcf/d. These pipelines transport natural gas produced in the Suffield area of southeastern Alberta to the TransCanada transmission Canadian mainline at Burstall, Saskatchewan. The system is regulated by the National Energy Board and rates on the system are provided for on a market-based tolling methodology. The majority of the Suffield system capacity is contracted by EnCana Corporation through transport or pay volume commitments expiring in 2022, renewable for one year periods after that.

The other component reports results for AltaGas' investments in industry service companies, which AltaGas makes when it considers it to be prudent and if there is an opportunity to enhance AltaGas' existing business activities. On April 23, 2003 AltaGas acquired 19.2% of the outstanding limited partnership units of Taylor and to preserve its ownership interest invested in further units in October of 2003 under a public offering by Taylor. AltaGas' total investment in Taylor is $18.1 million.

Net additions to capital assets in the Gathering and Processing segment were $33.3 million during the full year 2003, down from $159.8 million in 2002. In 2003, $24.1 million was invested in acquisitions and expansions, including approximately $17.0 million for the Rainbow Lake and Mica Pouce Coupe gathering and processing facilities, $2.9 million in the modifications at the Empress EnCana extraction plant and $4.2 million for field gathering and processing expansions. The balance of $9.2 million was spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines. In 2002, $118.1 million was invested in the Suffield and Wabasca acquisitions, $22.8 million at the Joffre extraction facility and $7.6 million in expansions of field gathering and processing facilities. In addition, $11.3 million was spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines.

On December 18, 2003 AltaGas announced its intention to acquire interests in two natural gas processing systems, Rainbow Lake and Mica Pouce Coupe for approximately $17.0 million. The Rainbow Lake gathering and processing system acquisition closed on December 23, 2003 and included a 100% interest in a 40 Mmcf/d sour natural gas processing facility and 130 kilometres of gathering pipelines located near the town of Rainbow Lake in northwestern Alberta. The facility is supported by extensive land dedications in an area with strong producer activity. The Mica Pouce Coupe acquisition, which closed on January 30, 2004, is a 40.8% interest in a 43 Mmcf/d sweet gas processing facility and approximately 70 kilometres of gathering pipeline located along the Alberta/British Columbia border near the town of Dawson Creek.

Energy Services

The Energy Services segment is comprised of the power services, gas services and oil and gas production components. The financial results of the power services component account for approximately 95% of the overall segment financial results and as such the commentary in this section will be restricted to the contributions from power services. AltaGas supplies 453 MW of power to markets through power purchase based arrangements which include a 50% ownership interest in the Sundance B PPA and the Genesee energy contract. AltaGas' 453 MW of power represents approximately 4% of Alberta's power capacity at December 31, 2003. PPAs were established in 1999 under Alberta's program of power industry deregulation. Alberta is currently the only province providing this opportunity. PPAs, which in form resemble contracts, were created to separate ownership of the physical power generation assets from ownership of their output.

Financial and Operating Results [1]

($ millions, unless otherwise noted)	**2003**	2002	% Change
Revenue	**521.6**	355.9	47
Net revenue	**49.6**	44.2	12
Operating income	**32.8**	24.0	37

Note:

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on account for asset retirement obligations.

Operating Statistics

	2003	2002	% Change
Volume of power sold (thousands of MWh)	**3,266**	2,669	22
Average price received on the sale of power ($/MWh) [1]	**47.03**	41.27	14
Alberta Power Pool average spot price ($/MWh) [1]	**62.98**	43.85	44

Note:

(1) Average for the year.

Volume of power sold increased 22% in 2003 compared to 2002 due to the inclusion of 100 MW of power associated with the Genesee energy contract AltaGas entered into on April 1, 2003. The energy contract required no capital by AltaGas but instead requires AltaGas to pay a competitively priced fix monthly capacity charge for the power capacity.

AltaGas does not engage in speculative trading of power but reduces its exposure to power price volatility by using a balanced portfolio of contracts to lock in power margins. The average price AltaGas received from

power sales during 2003 was $47.03 per MWh compared to $41.27 per MWh for 2002. The increase in the average price AltaGas received from power sales in 2003 is due to the impact of higher market prices in 2003. Average Alberta Power Pool prices were $62.98 and $43.85 per MWh for 2003 and 2002 respectively.

In this segment, AltaGas also reports the results of the oil and gas production component and the gas services component. AltaGas is not in the business of exploration and development of natural gas reserves. However, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Natural Gas Distribution

The Natural Gas Distribution segment includes AltaGas Utilities, AltaGas' one-third interest in Inuvik Gas and a 24.9% interest in Heritage Gas. AltaGas Utilities operates as a provincially regulated natural gas distribution utility in its areas of service in the Province of Alberta. Inuvik Gas distributes gas to the Town of Inuvik in the Northwest Territories and Heritage Gas has the distribution franchise to deliver natural gas to six counties in Nova Scotia.

Financial and Operating Results [1]

($ millions, unless otherwise noted)	**2003**	2002	% Change
Revenue	**129.4**	94.3	37
Net revenue	**30.5**	28.9	6
Operating income	**8.7**	8.8	-1

Note:

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

Operating Statistics[1]

	2003	2002	% Change
Volume of natural gas distributed Sales (Bcf)	**13.8**	14.2	-3
Transportation (Bcf)	**9.7**	7.6	28
Number of customers [2]	**59,543**	58,499	2
Degree day variance (percent) [3]	**6.9**	7.8	N/A

Notes:

(1) Excludes Inuvik Gas and Heritage Gas statistics.
(2) At December 31.
(3) Variance from 20 year average. Positive variances are favourable.

Higher natural gas prices in 2003 resulted in revenue increases in 2003 compared to 2002 in the Natural Gas Distribution segment. AltaGas Utilities generates the majority of Natural Gas Distribution net revenues. Net revenue for 2003 increased compared to 2002 due to higher cost of service and increased transportation volumes. These increases were partially offset by warmer weather during 2003. AltaGas Utilities' net revenue is unaffected by changes in the cost of natural gas as the actual cost is permitted, subject to approval by the AEUB, to be passed through to the distribution customers.

Higher operating and administrative expenses in this segment in 2003 were related to increases in the cost of insurance and routine operating and maintenance activities.

AltaGas Utilities and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated costs of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service less accumulated depreciation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual Natural Gas Distribution segment net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

Net additions to capital assets in the Natural Gas Distribution segment were $16.8 million during the year ended December 31, 2003 compared to $3.7 million for the same period in 2002. Of the additions in 2003, $4.3 million were related to costs associated with AltaGas Utilities' routine system betterment projects, new business development and construction of a pipeline in the Rainbow Lake area of Northern Alberta and $2.3 million were for AltaGas' share of costs related to obtaining the franchise, acquiring pipeline and other assets for Heritage Gas. Included in 2003 net additions is an amount of $10.2 million related to the retirement of prior years' capital contributions in aid of construction. There is an equal and offsetting amount charged to accumulated amortization. Net additions in 2002 of $3.7 million were related to costs associated with AltaGas Utilities' routine system betterment projects and new business development.

Liquidity

Funds generated from operations increased to $90.2 million from $70.8 million on the strength of the improvement in AltaGas' operations and improved accounts receivable collection in the field gathering and processing component during the year through focus on the accuracy and completeness in AltaGas' invoicing processes for the component. In 2003 AltaGas utilized $44.2 million of the cash generated to acquire and expand facilities, down from $158.8 million in 2002 due to the timing and availability of investment opportunities between the periods and to opportunities not requiring significant capital. AltaGas invested $18.6 million in industry related companies, substantially all of which was for the Taylor units. Dividend payments increased in 2003 to $17.3 million from $11.9 million in 2002. The increase in funds generated from operations resulted in debt repayment of $22.6 million in 2003.

AltaGas had a working capital surplus of $9.1 million at December 31, 2003 compared to working capital deficit of $27.2 million at December 31, 2002. The change in working capital was primarily due to the repayment of AltaGas' $50.0 million non-revolving bridge credit facility with a Canadian chartered bank during the second quarter of 2003.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. The total amount of debt with variable interest rates that was fixed through interest rate swaps at December 31, 2003 was $180.0 million. At December 31, 2003 interest rates had been fixed on approximately 71% of AltaGas' total debt, including the swaps and AltaGas' $100.0 million of medium term notes.

AltaGas' obligations for the next five years and for periods thereafter are illustrated in the table below:

Contractual Obligations [(1)]

Payments Due by Period

($ millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long term debt	396.9	4.5	392.4 [(2)]	-	-
Operating leases	9.4	2.4	4.8	2.3	-
Total contractual obligations	406.3	6.9	397.2	2.3	-

Notes:

(1) AltaGas has no capital lease, purchase or other obligations at December 31, 2003.

(2) Includes AltaGas' $100.0 million medium term notes maturing October 4, 2005. The balance funded through the $300.0 million extendible revolving term credit facility which can be extended beyond the current term date of October 10, 2004 for a further 364 days or can be converted by AltaGas on that date to a two year term loan.

Capital Resources

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities and cash generated from operations will provide AltaGas with sufficient capital resources and liquidity to fund existing operations, dividends, and acquisition and expansion opportunities in 2004. A description of AltaGas' credit facilities can be found in Notes 7 and 8 to the Consolidated Financial Statements attached as Appendix H to this Information Circular.

The use of debt or equity funding is determined on the basis of capital structure. AltaGas' capital structure is determined by considering the norms and risks associated with each of its business components and segments. AltaGas funds all subsidiary borrowings. AltaGas' long-term goal has been to maintain debt at approximately 50 to 55% of total capital, which reflects the stability of AltaGas' earnings from its diversified portfolio of assets. AltaGas' credit facility agreements and AltaGas' trust indenture allow for a debt to total capitalization ratio of 65%.

Off Balance Sheet Arrangements

AltaGas is not party to any contractual arrangement to which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. AltaGas has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

Related Parties

On April 23, 2003 AltaGas acquired a 19.2% interest in Taylor for $9.4 million and in October 2003 invested a further $8.7 million to acquire additional limited partnership units to maintain its ownership interest. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including the Joffre ethane extraction plant in which AltaGas has a 50% interest. There were no other material transactions with related parties during the year.

Changes in Accounting Policy

AltaGas early adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, AltaGas recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted over the estimated time period until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset.

Historically, AltaGas excluded salvage values in the determination of an asset's depreciable value, the intent being to provide for future estimated reclamation costs. AltaGas adjusted its accumulated amortization accounts for the impact of including salvage values in the determination of its annual amortization expense concurrently with the changes to account for asset retirement obligations.

The effect of these changes in accounting policy was recorded retroactively with restatement of prior periods. The impacts are disclosed in Note 2 to the Consolidated Financial Statements attached as Appendix H to this Information Circular.

Critical Accounting Estimates

AltaGas' major use of estimates in accounting relates to amortization and depreciation of capital assets, asset impairment assessment and with the adoption of asset retirement obligation (ARO) accounting in 2003 ARO estimates and salvage values.

AltaGas' accounting policy has been to record amortization of capital assets on the basis of original cost and estimated useful lives without regard to salvage values. Salvage value estimates were, however, reviewed annually and compared to estimated future site removal and site restoration costs to determine if there was a need to record a liability in the financial statements for any excess of such costs over expected recoveries from salvage.

In 2003, concurrent with the adoption of asset retirement obligation accounting, management reviewed salvage value estimates and determined that they are consistent with prior periods. Asset retirement costs are under continual assessment by AltaGas' Environment and Safety committee and reviewed annually with management. These asset retirement costs and salvage value estimates formed the basis for the restatement of prior periods' information incorporating salvage values into retroactive calculation of amortization expense and asset retirement costs into the ARO asset and liability accounts.

With respect to impairment assessment, management has made fair value determinations related to goodwill, estimating future cash flows as well as appropriate discount rates. The estimates have been applied consistently with prior periods. Management has determined no impairment is currently required.

Financial Instruments

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power component and related to corporate debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2003 business was to provide earnings predictability in the power component. With Alberta Power Pool monthly average spot prices ranging in the year from $43.63 per MWh to $89.80 per MWh, through the use of financial hedges, AltaGas moderated the impact of this volatility on the portion of its portfolio deemed optimal by management.

Outstanding Share Data

AltaGas' Common and Participating Shares outstanding at December 31, 2003 were 45,716,844 up from 45,237,092 at December 31, 2002. The change during the year was related to the issue of Common Shares for cash on the exercise of Options.

Sensitivity Analysis

The following table illustrates the anticipated effects of economic and operational changes on AltaGas' 2004 net income.

Factor	Increase or Decrease	Increase or Decrease Net Income Per Diluted Share
Field gathering and processing volumes at existing facilities	Five Mmcf/d	$ 0.016
Field gathering and processing operating margin per mcf	One cent	$ 0.026
Power prices	$1 per Mwh	$ 0.008
Natural gas prices	$0.50/mcf	$ 0.003
Natural gas liquids fractionation spread	$1 per Bbl	$ 0.006
Interest rates	25 basis points	$ 0.006
Degree days (1)	Ten percent	$ 0.017
Change in allowed ROE (2)	One percent	$ 0.008

Notes:

(1) Degree day – The cumulative extent to which the daily mean temperature falls below 18 degrees Celsius. Normal degree days are based on a 20 year rolling average. The 10% is relative to the 20 year rolling average.

(2) The change in allowed ROE pertains to AltaGas Utilities.

4th Quarter Discussion

Consolidated Results of Operations [1]

Three Months Ended December 31

($ millions)	2003	2002[2]	% Change
Revenue	**179.0**	150.3	19
Net revenue	**61.0**	48.8	25
Net income	**12.0**	11.2	7

Notes:

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

(2) Fourth quarter 2002 includes a pre-tax loss of $1.4 million from the sale of investments.

Revenue for the three months ended December 31, 2003, increased 19% compared to the three months ended December 31, 2002. The increases in revenue are primarily due to the higher prices received for natural gas and power sold in the Natural Gas Distribution and Energy Services segments.

Net revenue increased 25% for the fourth quarter of 2003 when compared to the same quarter of 2002. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

Average field gathering and processing throughput volumes decreased by 2% in the fourth quarter of 2003 compared to the fourth quarter of 2002. Increases from the acquisition of the Wabasca field gathering and processing facilities were offset by declines at AltaGas' Central Border operating area and the reduced throughput associated with the disposition of non-core processing assets. Increased well tie-in activity was partially offset by natural production declines and the impact of normal down time for repairs and maintenance on facilities. Along with the Rainbow Lake gathering and processing facilities acquisition completed at the end of the fourth quarter, the Mica Pouce Coupe acquisition completed in the first quarter of 2004 and certain exploitation opportunities AltaGas is currently pursuing, processed volumes are expected to rise.

In the extraction component, average production was higher for three months ended December 31, 2003 compared to the same period of 2002 due to the start up of the Joffre ethane extraction plant in December 2002 as well as increased volumes resulting from modifications made at the Empress EnCana extraction facility to increase ethane production capability.

Transmission volumes increased during the three months ended December 31, 2003 compared to three months ended December 31, 2002 primarily due to the acquisition of the two Suffield transmission pipelines in December 2002 which increased AltaGas' transmission capacity by 400 Mmcf/d.

Revenue in the Energy Services segment increased 14% in the fourth quarter of 2003 when compared to the same period of 2002. The increases were driven by higher natural gas prices received in the gas services component and higher power prices received in the power services component in combination with the higher power sales volumes associated with the Genesee energy contract.

Energy Services segment net revenue was down $1.4 million in the fourth quarter of 2003 compared to the same quarter of 2002 due to lower produced volumes in the oil and gas production component due to declines, and lower marketed volumes in the gas services component based on lower contracted volumes. Power services net revenue for the fourth quarter 2003 is $0.1 million higher than fourth quarter 2002. The impact of increased volumes from Genesee power sales were offset by higher transmission and interconnection charges related to the Sundance B PPA as well as Alberta Electrical Services Administrator Rate Rider C charges in fourth quarter 2003 instead of Rate Rider C credits as in fourth quarter 2002.

Higher natural gas prices in 2003 resulted in revenue increases in 2003 compared to 2002 in the Natural Gas Distribution segment. Net revenue for the fourth quarter of 2003 increased compared to the same period of 2002 due to an increase in the number of customers and increases in the cost of service. These increases were partially offset by warmer weather in 2003. AltaGas Utilities generates the majority of Natural Gas Distribution net revenue. AltaGas Utilities' net revenue is unaffected by changes in the cost of gas as the actual cost is permitted, subject to approval by the AEUB, to be passed through to the distribution customers. Heritage Gas delivered its first gas to customers in late December 2003 with only a very small contribution to earnings in the quarter.

Favourable operating results from the segments were partially offset by increased interest costs in the fourth quarter of 2003 versus the same quarter in the prior year and by increased income taxes due to higher income associated with AltaGas' growth and to the impact of regulatory changes related to the Large Corporations Tax.

AltaGas' interest expense for the year ended December 31, 2003 increased 22% from the same period in 2002. The increase in interest in 2003 is primarily due to higher average debt balances during the year. The higher debt levels were primarily attributable to the debt of $118.1 million incurred to fund the Wabasca field gathering and processing facilities and Suffield transmission pipelines acquisitions on December 19, 2002, offset by debt repayments from operating cash flows over the year.

Federal income tax legislation changes announced in June 2003 phase out Large Corporations Tax (LCT) by 2007. In the past, AltaGas has credited Large Corporations Tax payable against the federal surtax amounts otherwise payable. In assessing anticipated future income levels and timing of reversal of temporary differences going forward, an increase in AltaGas future income tax liability was required and a charge to future income tax expense was made in the fourth quarter of 2003. The impact of the change amounted to a charge to net income in the quarter of $1.2 million or $0.03 per share.

AltaGas paid a quarterly dividend of $0.11 per fully paid common share and participating share in the capital stock of AltaGas on December 31, 2003. Dividends of $0.38 per share were paid during the year ended December 31, 2003 compared to dividends of $0.28 per share paid during the year ended December 31, 2002. This increase in dividends is reflective of the strength and sustainability of AltaGas' earnings.

Summary of Eight Most Recently Completed Consolidated Quarterly Results

($ millions, except per share amounts)	Q4 03	Q3 03	Q2 03	Q1 03	Q4 02[2]	Q3 02	Q2 02	Q1 02[3]
Net revenue	**61.0**	**53.3**	**51.2**	**54.4**	48.8	41.4	38.9	40.8
Net income	**12.0**	**9.3**	**6.8**	**10.2**	11.2	5.7	4.9	7.6
Earnings per share								
Basic	**$ 0.26**	**$ 0.20**	**$ 0.15**	**$ 0.23**	$ 0.25	$ 0.13	$ 0.12	$ 0.20
Diluted	**$ 0.26**	**$ 0.20**	**$ 0.15**	**$ 0.22**	$ 0.25	$ 0.13	$ 0.12	$ 0.20
Dividends per share	**$ 0.11**	**$ 0.11**	**$ 0.08**	**$ 0.08**	$ 0.08	$ 0.08	$ 0.06	$ 0.06

Notes:

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

(2) Includes a pre-tax loss of $1.4 million.

(3) Includes a pre-tax net gain of $2.4 million from the sale of investments.

Identifiable trends in AltaGas' business across the past eight quarters reflect AltaGas' growth, a favourable business environment, and seasonality in the business. The first and last quarters each year are AltaGas' most profitable on the basis of the contribution from the Natural Gas Distribution segment which, as a distributor of natural gas for heating purposes, reports higher earnings in colder periods than in warmer periods.

First quarter of 2002 results were driven by increases in volumes processed at gathering and processing facilities, higher average processing fees, the addition of power sales to AltaGas' portfolio and by an increased customer base in the Natural Gas Distribution segment. Offsetting these increases were weaker gas prices and margins which affected the performance of gas services and oil and gas production components of the business. AltaGas also reported a $2.4 million before tax gain on the sale of investments in the first quarter of 2002. AltaGas,

as a 50% owner, invested in the construction of the Joffre ethane extraction facility throughout 2002, and participated in modifications to the Empress EnCana extraction facility in which AltaGas has a 10% joint venture interest. The modifications at the Empress facility were completed in third quarter 2003 increasing ethane recovery capability by 1,200 Bbls/d.

Second quarter 2002 net income was lower in comparison to the first quarter of the year due to the expected reduced contribution from the Natural Gas Distribution segment, however compared to prior years, AltaGas' strong record of increases in net income and earnings per share continued based on power sales volumes combined with favourable results from higher average processing fees received in the Gathering and Processing segment. AltaGas also closed a public offering of 6,325,000 Common Shares raising net proceeds of $56.6 million which were applied to debt, reducing AltaGas' debt to total capitalization ratio to 49% at the close of the quarter.

In the third quarter of 2002 AltaGas' approach to managing fluctuations in the price of power by locking in margins through forward sales improved financial results. Increased extraction production driven by stronger business fundamentals allowing AltaGas to utilize more of its available extraction capacity also had a positive impact on results. The Gathering and Processing segment continued to maintain throughput at levels processed in prior periods even though producer activity slowed generally due to continued uncertainty over the strength of near term oil and gas prices. In addition, the Board of Directors increased AltaGas' quarterly dividend to $0.08 per share from the $0.06 paid for the previous four quarters.

The fourth quarter ended December 31, 2002 was the strongest quarter experienced to that date for AltaGas. The quarter compared favourably to the prior years on the basis of the addition of power sales and due to a higher seasonal contribution from the Natural Gas Distribution segment. The Suffield pipeline and Wabasca field gathering and processing facilities were acquired and construction of the Joffre ethane extraction plant was commissioned late in the quarter.

In the first quarter of 2003 net income of $10.2 million set a new first quarter high for AltaGas. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of the stronger performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity as a record 85 wells were tied-in during the first quarter. The Joffre ethane extraction plant provided volume increases in the extraction component and the transmission component volumes were up from the Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs due to changes in process at the Transmission Authority, partially offset the gains made in the other segments. AltaGas commenced selling power on April 1, 2003 from the Genesee energy contract which provides for 100 megawatts of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39% higher than the same quarter 2002, a result of stronger contributions from the transmission, power and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power component, increases in net revenue were driven by higher average prices received on power sales and by the increased volumes sold related to the Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in second quarter 2003 when compared to the same quarter the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power, extraction and transmission were again the key contributors to a 63% increase in net income in third quarter 2003 when compared to the third quarter of 2002, the business drivers being the same as for the increases in each of the previous two quarters of 2003 compared to the prior periods.

In the third quarter of 2003 AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings. Late in the quarter modifications were completed to the Empress EnCana extraction facility, increasing AltaGas' net production capability by an estimated 1,400 Bbls/d.

Fourth quarter 2003 results are discussed in detail above.

INFORMATION CONCERNING HOLDING TRUST

The Holding Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust relating to the Trust. The principal differences between the Holding Declaration of Trust and the Declaration of Trust for the Trust are those described below. The description below is a summary only and is qualified in its entirety by reference to the text of the Holding Declaration of Trust and the Declaration of Trust.

General

Holding Trust is an unincorporated investment trust established under the laws of Alberta pursuant to the Holding Declaration of Trust. Its activities are restricted to, among other things:

(a) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, AltaGas LP #1, AltaGas LP #2, AltaGas or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, extracting, transporting, buying, storing or selling of petroleum, natural gas, natural gas liquids, and other related products, power or other forms of energy, and related businesses, and such other investments as the Holding Trust Trustee may determine, and borrowing funds and issuing debt securities for such purposes and entering into hedging arrangements in relation thereto;

(b) issuing trust units, Holding Trust Notes and other securities of Holding Trust, for the purposes of: (i) obtaining funds to conduct the activities described in paragraph (a) above, including raising funds for further acquisitions; (ii) making non-cash distributions to holders of trust units as contemplated by the Holding Declaration of Trust; and (iii) repaying any indebtedness or borrowings of Holding Trust;

(c) guaranteeing the obligations of any of its affiliates pursuant to any good faith debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities issued by such entity and other property owned by Holding Trust as security for such guarantee;

(d) granting security in any form, over any or all of Holding Trust's assets to secure any or all of the obligations of Holding Trust;

(e) repurchasing or redeeming securities of Holding Trust;

(f) carrying out any of the transactions, and entering into and performing any of the obligations of Holding Trust under any agreements contemplated by the Holding Declaration of Trust; and

(g) engaging in all activities ancillary or incidental to any of the foregoing activities and undertaking such other activities or taking such actions including investing in securities as shall be approved by the Holding Trust Trustee from time to time.

As at the date of this Information Circular, Holding Trust does not intend to hold securities of any entities other than AltaGas LP #1.

Restrictions on Holding Trust Trustee's Powers

Notwithstanding any of the Holding Trust Trustee's power and authority, the Holding Trust Trustee may not under any circumstances vote its securities of AltaGas LP #1; or permit AltaGas LP #1 to vote its interests in AltaGas LP #2; or AltaGas LP #2 to vote its securities of AmalgamationCo, to authorize:

(a) any sale, lease or other disposition of all or substantially all of the assets of AltaGas LP #1, AltaGas LP #2 or AmalgamationCo, except in conjunction with an internal reorganization or a pledge to secure indebtedness incurred in carrying out the purposes of Holding Trust;

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving AltaGas LP #1, AltaGas LP #2 or AmalgamationCo, except in conjunction with an internal reorganization;

(c) the winding-up, liquidation or dissolution of AmalgamationCo, or (unless all of such limited partnership interests therein are owned directly or indirectly by the Trust) AltaGas LP #1 or AltaGas LP #2 prior to the end of the term of Holding Trust or the Trust; or

(d) any material amendment to the AltaGas LP #1 Limited Partnership Agreement, the AltaGas LP #2 Limited Partnership Agreement, or the constating documents of AmalgamationCo, in a manner prejudicial to Holding Trust or the Trust,

without the approval of the unitholders of Holding Trust by Special Resolution at a meeting of such unitholders called for that purpose. In addition, except as part of an internal reorganization of the direct or indirect assets of Holding Trust as a result of which Holding Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Holding Trust Trustee shall have no power to sell all or substantially all of its assets or cause any subsidiary to sell all or substantially all of the direct or indirect assets of the Trust, in each case in a single transaction or a series of related transactions, without the approval of the unitholders of Holding Trust by Special Resolution.

Redemption Right

The right of redemption conferred upon a holder of trust units of Holding Trust by the Holding Declaration of Trust and discussed below may only be exercised after the holder of trust units of Holding Trust has received written notice from the Holding Trust Trustee that it may exercise that right, such that holders of Holding Trust trust units will not be entitled to redeem their Holding Trust trust units on demand.

Subject to the foregoing limitation, the Holding Trust trust units will be redeemable, upon meeting the terms and conditions to exercise such right (including time period(s)) specified in the written notice by the Holding Trust Trustee, upon delivery to Holding Trust of a duly completed and properly executed notice requiring Holding Trust to redeem Holding Trust trust units, in a form reasonably acceptable to the Holding Trust Trustee, together with the certificates for Holding Trust trust units representing Holding Trust trust units to be redeemed and written instructions as to the number of Holding Trust trust units to be redeemed. Upon tender of Holding Trust trust units by a holder thereof for redemption, the holder of Holding Trust trust units tendered for redemption will no longer have any rights with respect to such Holding Trust trust units, including the right to receive any distributions thereon which are declared payable to the holders of Holding Trust trust units of record on a date which is subsequent to the day of receipt by Holding Trust of such notice, other than the right to receive the redemption price for such Holding Trust trust units. The redemption price for each Holding Trust trust unit tendered for redemption will be equal to (the "**Holding Redemption Price**"):

$$\frac{(A \times B) - C}{D}$$

Where:

A = the cash redemption price per Trust Unit calculated as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder of Holding Trust trust units;

B = the aggregate number of Trust Units outstanding as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof;

C = the aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to the Trust (including the Holding Trust Notes) and the FMV of any other assets or investments held by the Trust (other than Holding Trust trust units) as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof; and

D = the aggregate number of Holding Trust trust units outstanding as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof.

The aggregate Holding Redemption Price payable by Holding Trust in respect of any Holding Trust trust unit tendered for redemption by the holders thereof during any month will be satisfied, at the option of the Holding Trust Trustee: (a) in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the unitholder whose trust units are to be redeemed; (b) by the issuance to or to the order of the unitholder whose trust units are to be redeemed of such aggregate amount of Series 2 Notes as is equal to the aggregate Holding Redemption Price payable to such unitholder rounded down to the nearest $10, with the balance of any such aggregate Holding Redemption Price not paid in Series 2 Notes to be paid in immediately available funds by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of such unitholder; or (c) by any combination of payment in immediately available funds, drawn on a Canadian chartered bank or trust company in lawful money of Canada, and Series 2 Notes as the Holding Trust Trustee shall determine in its discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the trust units were so tendered for redemption; provided, however, that a unitholder whose trust units are to be redeemed may elect, at any time prior to the payment of the Holding Redemption Price, to receive Series 2 Notes, pursuant to clause (b) above in the place of all or part of a payment pursuant to clause (a) or (b) above of the cash otherwise payable, the amount of such Series 2 Notes payable to be equal to the amount of cash otherwise payable, rounded down to the nearest $10, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Holding Trust trust units were so tendered for redemption.

Cash Distributions

Holding Trust intends to make monthly cash distributions to the Trust of its net monthly cash flow, after satisfaction of its interest obligations on the Holding Trust Notes, if any, and less any estimated cash amounts required for expenses, costs and other obligations of Holding Trust. Such distributions will be paid on the day which is the same as the Trust's Distribution Payment Date to enable the Trust to pay its distributions.

If the Holding Trust Trustee determines that Holding Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Holding Trust trust units or Holding Trust Notes having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Holding Trust Trustee to be available for the payment of such distribution. The value of each Holding Trust trust unit so issued will be the Holding Redemption Price thereof and the value of each Holding Trust Note so issued will be the redemption amount thereof as determined pursuant to the Holding Trust Note Indenture.

Any Holding Trust trust units transferred to Unitholders pursuant to a distribution *in specie* may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities law.

Limitation on Non-Resident Ownership

Notwithstanding any other provision of the Holding Declaration of Trust, no Holding Trust trust unit may be issued to, held by or transferred to a Non-Resident.

Restrictions on Transfer of Holding Trust Trust Units

Notwithstanding any other provision of the Holding Declaration of Trust, no transfer of any Holding Trust trust unit will be made without the consent of the Holding Trust Trustee, which consent may be withheld by the Holding Trust Trustee for any reason.

Holding Trust Notes

The Holding Trust Note Indenture authorizes the creation and issuance of Series 1 Notes, Series 2 Notes and Series 3 Notes (collectively the "**Holding Trust Notes**") in Canadian currency. Each series of Holding Trust Notes consists of an unlimited aggregate principal amount, is issuable in denominations of $10 and integral multiples of $10, represents an unsecured debt obligation of Holding Trust and is redeemable pursuant to the provisions of the Holding Trust Note Indenture. In addition, the specific characteristics unique to each series of Holding Trust Note are as follows:

(a) Series 1 Notes:

(i) payable on demand and, in any event, mature on the 25th anniversary of the date of issuance;

(ii) non-interest bearing until maturity and thereafter bear interest;

(b) Series 2 Notes:

(i) may be issued only to holders of Holding Trust trust units in payment of, and for an aggregate principal amount equal to, the redemption price of such trust units;

(ii) mature on a date determined by Holding Trust Trustee, not to exceed five years from issuance; and

(iii) bear interest from and including the date of issuance at a market rate determined at the time of issuance by the Holding Trust Trustee; and

(c) Series 3 Notes:

(i) may be issued only to holders of Series 1 Notes in payment of, and for an aggregate principal amount equal to, the redemption price of such Series 1 Notes;

(ii) mature on the 25th anniversary of the date of issuance; and

(iii) bear interest from and including the date of issuance at a market rate determined at the time of issuance by the Holding Trust Trustee.

Payment upon Maturity

On maturity, Holding Trust will repay the Holding Trust Notes by paying to the Note Trustee under the Holding Trust Note Indenture in cash an amount equal to the principal amount of the outstanding Holding Trust Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Holding Trust Notes will be redeemable at the option of Holding Trust prior to maturity.

Subordination/Security

The Holding Trust Notes rank *pari passu* with one another, however the payment of the principal amount and interest on any of the Holding Trust Notes is expressly subordinated in right of payment to the prior payment in full of all senior indebtedness, being all indebtedness, liabilities and obligations of Holding Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or *pari passu* with the indebtedness evidenced by the Holding Trust Note Indenture. In addition, any liens held by the Note Trustee or holders of Holding Trust Notes, as well as the rights, remedies and recourses granted to the Note Trustee or holders of Holding Trust Notes, are completely subordinated to any and all liens held presently or in the future by the holders of senior indebtedness notwithstanding any ranking that might otherwise be established by law.

The Holding Trust Note Indenture provides that upon any distribution of the assets of Holding Trust in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Holding Trust, or in the event of any proceedings for voluntary liquidation or termination or other winding-up of Holding Trust, the holders of all such senior indebtedness will be entitled to receive payment in full (of principal, premium or penalty, if any, and interest) before the holders of the Holding Trust Notes are entitled to receive any payment.

Default

The Holding Trust Note Indenture provides that any of the following shall constitute an event of default:

(a) if default is made in the payment of any principal due on any of the Holding Trust Notes of any series when the same becomes due under any provision hereof or of the Holding Trust Notes as required hereunder and such default shall have continued for a period of 10 Business Days; or

(b) if default is made in the payment of any interest due on any of the Holding Trust Notes and such default shall have continued for a period of 15 Business Days; or

(c) if default is made in the performance or breach by Holding Trust of any other covenant or agreement under the provisions of the Holding Trust Notes or the Holding Trust Note Indenture which shall continue for 30 days after written notice specifying such default and requiring such default to be remedied shall have been given to Holding Trust by the Note Trustee; or

(d) if there occurs with respect to any issue or issues of indebtedness of Holding Trust having an outstanding principal amount of $100 million or more an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; or

(e) if a proceeding or action shall be commenced against Holding Trust, except in certain circumstances, in any court of competent jurisdiction, seeking (i) its reorganization, liquidation, termination or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a receiver, custodian, liquidator or the like of Holding Trust or all or any substantial part of its property, or (iii) similar relief in respect of Holding Trust under any law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, and such proceeding or action shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days, or an order for relief against Holding Trust shall be entered in an involuntary case under the *Bankruptcy and Insolvency Act* (Canada) (the "**Bankruptcy Act**"); or

(f) if Holding Trust shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, examiner, liquidator or the like of itself or of all or any substantial part of its property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a

voluntary case under the Bankruptcy Act or any other similar foreign statute, (iv) institute any proceeding or file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, termination, winding-up or composition or readjustment of debts, (v) fail to contest in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Act or any other similar foreign statute, or (vi) take any action for the purpose of effecting any of the foregoing; or

(g) if a creditor shall have taken possession of all or substantially all of the assets of Holding Trust.

Holding Trust Unit Certificates

As Holding Trust trust units are not intended to be issued or held by any person other than the Trust, registration of interests in, and transfers of, the Holding Trust trust units will not be made through the Book-Entry System administered by Canadian Depository for Securities Inc. Rather, holders of Holding Trust trust units will be entitled to receive certificates therefor.

Meetings of Holding Trust Unitholders

An annual meeting of holders of Holding Trust trust units shall be called on a day on or before June 30 in each year, at such time and place as shall be prescribed for the purpose of presenting the audited financial statements of Holding Trust, appointing the auditors of Holding Trust for the ensuing year and transacting such other business as the Holding Trust Trustee may determine or as may properly be brought before the meeting. Notwithstanding the foregoing, a resolution in writing executed by holders of Holding Trust trust units holding more than $66^2/_3$% of the votes attached to Holding Trust trust units at any time will be valid and binding for all purposes.

INFORMATION CONCERNING THE PARTNERSHIPS

General

Each of AltaGas LP #1 and AltaGas LP #2 is a limited partnership formed under the laws of Alberta. Following the completion of the Arrangement, AltaGas LP #1 will hold all of the LP #2 A Units of AltaGas LP #2. AltaGas LP #2 will hold all of the common shares of LP Subco (and following the Amalgamation, the common shares of AmalgamationCo and certain indebtedness owed to LP Subco by AmalgamationCo).

The business of the Partnerships will consist of conducting, and acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature and kind of, or issued by, LP Subco, AltaGas, and in the case of AltaGas LP #1, AltaGas LP #2, or any associate or affiliate of any thereof or of, or issued by any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses, and such other businesses as the Board of Directors may determine, and activities ancillary and incidental thereto, whether carried on directly or indirectly or through another person. In respect of AltaGas LP #1, for so long as it is the holder of LP #2 A Units, the business of AltaGas LP #1 will be conducted solely through its investment in AltaGas LP #2 and/or other investments in one or more affiliates of the Trust, Holding Trust or AmalgamationCo.

All partners of AltaGas LP #1 and AltaGas LP #2 must at all times not be Non-Residents.

The General Partner is the general partner of both AltaGas LP #1 and AltaGas LP #2 and will not otherwise initially own any other assets or carry on any other business. The General Partner is wholly-owned by the Trust. See "*Information Concerning the General Partner*".

The General Partner shall be entitled to receive, and the General Partner will, subject to applicable law, pay itself from the assets of the Partnerships a distribution in each fiscal year equal to .001% of the net income of each of

the Partnerships. Such distributions will be paid out of money, assets or property of the respective Partnership properly applicable to the payment of distributions.

Partnership Units

AltaGas LP #1 is initially authorized to issue an unlimited number of LP #1 A Units and LP #1 B Units. Similarly, AltaGas LP #2 is initially authorized to issue an unlimited number of LP #2 A Units and LP #2 B Units. The General Partner may, in respect of AltaGas LP #1 and AltaGas LP #2, also issue at any time units of any class or series or secured and unsecured debt obligations, debt obligations convertible into any class or series of units, or options, warrants, rights, appreciation rights or subscription rights relating to any class or series of units, to the General Partner, to limited partners (which shall initially be Holding Trust in respect of AltaGas LP #1 and AltaGas LP #1 in respect of AltaGas LP #2) or any other person that is a Resident and is not Tax-Exempt. Each unit ranks equally with each other unit of the same class or series and entitles the holder thereof to the same rights and obligations as the holder of any other unit of the same class or series and no limited partner is entitled to any privilege, priority or preference in relation to any other limited partner holding units of the same class or series. Certificates for LP A Units and Exchangeable Securities shall be deposited with the transfer agent for the applicable Partnership and may only be released on the direction of the General Partner.

In addition, on a distribution of assets in the event of the liquidation, dissolution or winding-up of the respective Partnership, whether voluntary or involuntary, or any other distribution of the assets of the respective Partnership among its Partners for the purpose of winding-up its affairs: (a) the holders of LP #1 A Units or LP #2 A Units, as the case may be, will be distributed an amount equal to the aggregate of all of the liabilities of the Trust and Holding Trust, in the case of AltaGas LP #1, and the Trust, Holding Trust and AltaGas LP #1, in the case of AltaGas LP #2; and (b) the balance of the assets of the applicable Partnership will be distributed: (i) as to that proportion of such assets equal to the result obtained by dividing the amount of such assets by the sum of the number of LP #1 B Units or LP #2 B Units, as the case may be, and the number of Trust Units, in each case as outstanding on the date of such distribution, in respect of each LP #1 B Unit or LP #2 B Unit, as the case may be, outstanding; and (ii) as to the remaining portion of such assets, to the holders of LP #1 A Units or LP #2 A Units, as the case may be, rateably in accordance with the number of LP #1 A Units or LP #2 A Units, as the case may be, held thereby.

The characteristics of the class A units and class B units of both Partnerships are materially identical and are therefore discussed together below.

LP #1 A Units and LP #2 A Units

Initially, AltaGas LP #1 will have outstanding only LP #1 A Units, all of which will be issued to and held by Holding Trust and which are only permitted to be issued to, and held by, Holding Trust or an affiliate thereof. Holders of LP #1 A Units will be entitled to one vote for each LP #1 A Unit on any Ordinary LP Resolution or Extraordinary LP Resolution of AltaGas LP #1. A holder of LP #1 A Units is entitled to receive, and the General Partner shall, subject to applicable law, from time to time pay distributions on each LP #1 A Unit as the General Partner determines. Such distributions will be paid out of money, assets or property of AltaGas LP #1 properly applicable to the payment of distributions or out of authorized but unissued LP #1 A Units, as applicable.

Initially, AltaGas LP #2 will have outstanding LP #2 A Units, all of which will be issued to and held by AltaGas LP #1 and are only permitted to be issued to, and held by, AltaGas LP #1 or an affiliate thereof. Holders of LP #2 A Units will be entitled to one vote for each LP #2 A Unit on any Ordinary LP Resolution or Extraordinary LP Resolution of AltaGas LP #2. A holder of LP #2 A Units is entitled to receive, and the General Partner shall, subject to applicable law, from time to time pay distributions on each LP #2 A Unit as the General Partner determines. Such distributions will be paid out of money, assets or property of AltaGas LP #2 properly applicable to the payment of distributions or out of authorized but unissued LP #2 A Units, as applicable.

Exchangeable Securities

AltaGas LP #1 will issue LP #1 B Units to Eligible Securityholders (other than Enbridge) who elect to receive and are entitled to receive LP #1 B Units instead of Trust Units in consideration for their Common Shares or Holdco Shares pursuant to the Arrangement. AltaGas LP #2 will issue LP #2 B Units to Enbridge in such number as Enbridge elects to receive and is entitled to receive in consideration for its Common Shares (including those obtained on the conversion of Participating Shares) or Holdco Shares pursuant to the Arrangement.

The Exchangeable Securities, or any other exchangeable securities that either AltaGas LP #1 and AltaGas LP #2 may be entitled to issue, may also be issued in respect of other acquisitions made by AltaGas LP #1 or AltaGas LP #2 from time to time. The General Partner shall ensure, in good faith and in its sole discretion, the economic equivalence of the Exchangeable Securities (including any such other exchangeable securities) to the Trust Units of the Trust.

The principal terms of the Exchangeable Securities are:

(a) the Exchangeable Securities will be exchangeable for Trust Units on a one-for-one basis at any time at the option of the holder in accordance with the terms and conditions of the AltaGas LP #1 Limited Partnership Agreement or the AltaGas LP #2 Limited Partnership Agreement, as the case may be, the Support Agreement and the Voting and Exchange Trust Agreement. See below under "*Information Concerning the Partnerships – Partnership Units – Exchangeable Securities – Exchange Right*";

(b) each Exchangeable Security will entitle the holder thereof to receive non-interest bearing loans from AltaGas LP #1 or AltaGas LP #2, as the case may be, equal to cash distributions made by the Trust on a Trust Unit. See below under "*Information Concerning the Partnerships – Partnership Units – Exchangeable Securities – Distribution Rights*";

(c) the holder of each Exchangeable Security will be entitled to direct the Voting and Exchange Trustee to vote the Special Voting Unit at all meetings of Unitholders. See "*Declaration of Trust and Description of Units – Trust Units and Special Voting Unit – Special Voting Unit*";

(d) the holders of Exchangeable Securities will not be entitled as such to receive notice of or to attend any meeting of the partners of AltaGas LP #1 or AltaGas LP #2, as the case may be, or to vote at any such meeting. However, holders of Exchangeable Securities will be entitled to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Securities or in respect of any other amendment to the applicable partnership agreement which will have an adverse impact on the holders of such Exchangeable Securities. See below under "*Information Concerning the Partnerships – Partnership Units – Exchangeable Securities – Voting Rights*";

(e) the Exchangeable Securities will not be transferable except as set out below under "*Information Concerning the Partnerships – Partnership Units – Exchangeable Securities – Transfer of Exchangeable Securities*"; and

(f) AltaGas LP #1 or AltaGas LP #2, as the case may be, will be entitled to acquire all of the Exchangeable Securities in exchange for Trust Units in certain specified circumstances, including there being outstanding fewer than 750,000 LP #1 B Units or 1,000,000 LP #2 B Units or in the event of certain transactions which may involve a change of control of the Trust. See below under "*Information Concerning the Partnerships – Partnership Units – Exchangeable Securities – Redemption Right*".

The exchange, voting and distribution rights associated with Exchangeable Securities and the associated Special Voting Unit as described below in greater detail will be subject to standard anti-dilution provisions.

Distribution Rights

Holders of Exchangeable Securities will be entitled to receive, and the applicable Partnership will, subject to applicable law, on each date on which the Trustee declares a distribution on the Trust Units, make a loan in respect of each Exchangeable Security:

(a) in the case of a cash distribution declared on the Trust Units, in an amount in cash for each Exchangeable Security equal to the cash distribution declared on each Trust Unit; or

(b) in the case of a distribution declared on the Trust Units in securities or property other than cash or Trust Units, by a distribution in such type and amount of securities or property as is the same as, or economically equivalent to, the type and amount of property declared as a distribution on each Trust Unit.

Any amount or property loaned in respect of Exchangeable Securities pursuant to these distribution entitlements will not constitute a distribution of profits or other compensation by way of income in respect of such Exchangeable Securities but rather will constitute a non-interest bearing loan of the amount thereof, or in the case of property, the fair market value thereof as determined in good faith by the Board of Directors as of the date of such loan, to the holder of the Exchangeable Securities receiving the same, which loan will be repayable by such holder, without interest, to the respective Partnership on the earlier of: (a) January 1 of the calendar year next following the loan; (b) the 5th Business Day preceding any Insolvency Event; (c) the Business Day prior to the redemption of the Exchangeable Securities in respect of which the loans were made (pursuant to the Retraction Right or any redemption by AltaGas LP #1 or AltaGas LP #2, as the case may be); (d) the Business Day prior to the purchase of the Exchangeable Securities in respect of which the loan was made pursuant to the Liquidation Call Right; and (e) the Business Day prior to any other transfer of the Exchangeable Securities in respect of which the loan was made. On the date on which the loan is repayable as determined in the immediately preceding sentence, the applicable Partnership will make a distribution in respect of each Exchangeable Security equal to the amount of the loan outstanding in respect thereof. The applicable Partnership will set off and apply the amount of any such distribution against the obligations of any holder of Exchangeable Securities under any loan outstanding in respect thereof and each holder of Exchangeable Securities will have the right to set off and apply any amount owed by such holder of Exchangeable Securities under any loan outstanding in respect thereof against the amount of any such distribution.

See also "*Distribution Policy*".

Transfer of Exchangeable Securities

Exchangeable Securities may only be transferred in accordance with the AltaGas LP #1 Limited Partnership Agreement or the AltaGas LP #2 Limited Partnership Agreement, as the case may be, and applicable provincial securities laws. The limited partnership agreements provide, among other things, that the Exchangeable Securities may not be transferred by a holder thereof:

(a) unless the General Partner has been provided with evidence acceptable to it in its sole discretion that the prospective transferee (the "**Transferee**"), and all persons acting jointly or in concert with the Transferee, are Eligible Transferees; or

(b) except pursuant to an offer in accordance with applicable securities legislation to purchase Exchangeable Securities which offer is made by the Transferee on identical terms to all Trust Unitholders and all holders of Exchangeable Securities.

The General Partner may refuse to recognize any transfer of Exchangeable Securities if such transfer fails to comply with the transferability requirements imposed by the applicable limited partnership agreement or if, in the opinion of the General Partner, such transfer might result in the termination of the applicable partnership, a lien or charge on the properties of the partnership or a breach of applicable securities legislation or if the Transferee is a Non-Resident; and provided further that if any holder proposes a transfer of all the Exchangeable Securities held by that holder then, unless the General Partner otherwise agrees, the holder will only be permitted to transfer all but one

LP B Unit and such LP B Unit shall continue to be held by that holder until the first day of the fiscal year immediately following the fiscal year in which such transfer occurs.

In addition, trades may only be effected under a prospectus and registration exemption under applicable securities laws. Any holder of Exchangeable Securities who wishes to transfer any Exchangeable Securities should consult with his or her own legal advisors to determine the availability of prospectus and registration exemptions under applicable securities laws.

Nothing contained in the limited partnership agreements shall prohibit or prevent: (a) a holder of Exchangeable Securities from transferring such Exchangeable Securities to the respective Partnership, Holding Trust or the Trust pursuant to the rights, privileges, restrictions and conditions attaching to the Exchangeable Securities, including under the Voting and Exchange Trust Agreement; (b) a partner of a Partnership from mortgaging, charging, assigning, pledging, hypothecating or granting a security interest in or otherwise encumbering any or all of its general partnership interest (in the case of the General Partner), LP A Units or Exchangeable Securities as security for any one or more *bona fide* loans to, guarantees given by or any other present and future indebtedness, liabilities or other obligations of such partner to another person provided the General Partner has directed the release of the LP A Units or Exchangeable Securities, as the case may be, which are the subject of such security; (c) the holder of any mortgage, charge, assignment, pledge, hypothecation, security interest or other encumbrance permitted by (b) above from taking all such steps as may be necessary or desirable to exercise or enforce its rights and remedies under and realize upon the security of any such mortgage, charge, assignment, pledge, hypothecation, security interest or other encumbrance; or (d) the completion of any sale or transfer of any or all of the general partnership interest (in the case of the General Partner), LP A Units or Exchangeable Securities of a partner to any person pursuant to any enforcement or realization of security contemplated by (b) above provided such transferee provides the General Partner with an acknowledgment in writing whereby such transferee agrees to be bound by the applicable limited partnership agreement and to assume all of the obligations of the transferor under the applicable limited partnership agreement pertaining to the securities being transferred.

Retraction Right

Pursuant to the Retraction Right, holders of Exchangeable Securities will be entitled at any time following the Effective Time to require AltaGas LP #1 or AltaGas LP #2, as the case may be, to redeem any or all of the Exchangeable Securities held by such holder for the Retraction Price, which shall be satisfied by AltaGas LP #1 or AltaGas LP #2, as the case may be, causing to be delivered to such holder the Exchangeable Security Consideration representing the Retraction Price.

Holders of Exchangeable Securities may effect such exchange by presenting a certificate or certificates to the General Partner or the transfer agent as may be specified by AltaGas LP #1 or AltaGas LP #2, as the case may be, representing the number of Exchangeable Securities the holder desires to have AltaGas LP #1 or AltaGas LP #2, as the case may be, redeem, together with such other documents as may be required to effect the transfer of Exchangeable Securities, such additional documents and instruments as the transfer agent for the Exchangeable Securities and the General Partner may reasonably require to effect the exchange and a duly completed Retraction Request.

AltaGas LP #1 or AltaGas LP #2, as the case may be, will thereafter cause to be delivered to the holder the Exchangeable Security Consideration representing the Retraction Price, including one Trust Unit for each Exchangeable Security redeemed.

Liquidation Right

Subject to the Liquidation Call Right of Holding Trust described below, in the event of the liquidation, dissolution or winding-up of AltaGas LP#1 or AltaGas LP #2, as the case may be, whether voluntary or involuntary, or any other distribution of the assets of AltaGas LP#1 or AltaGas LP #2, as the case may be, among its partners for the purpose of winding up its affairs, a holder of Exchangeable Securities of such Partnership will be entitled, subject to applicable law, to receive from the assets of AltaGas LP#1 or AltaGas LP #2, as the case may be, in respect of each such Exchangeable Security held on the Liquidation Date, the Liquidation Amount, which shall be satisfied by AltaGas LP #1 or AltaGas LP #2, as the case may be, causing to be delivered to such holder the

Exchangeable Security Consideration representing the Liquidation Amount. For greater clarity, the Exchangeable Security Consideration will consist, in part, of one Trust Unit for each Exchangeable Security subject to the Liquidation Right.

Liquidation Call Right

Upon the occurrence of an event as described above under "*Liquidation Right*", pursuant to the Liquidation Call Right, Holding Trust will have the overriding right to purchase from all but not less than all of the holders of LP #1 B Units or LP #2 B Units, as the case may be, on the Liquidation Date all but not less than all of such holders' LP #1 B Units or LP #2 B Units, as the case may be, for the Liquidation Amount and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Securities to Holding Trust. For the purposes of completing the purchase of LP #1 B Units or LP #2 B Units, as the case may be, pursuant to the Liquidation Call Right, Holding Trust will deposit or cause to be deposited with the transfer agent for such Exchangeable Securities, on or before the Liquidation Date, the Exchangeable Security Consideration representing the Liquidation Amount. Upon the surrender to the transfer agent by a holder of such Exchangeable Securities of its certificate(s) representing the Exchangeable Securities, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Securities pursuant to the applicable limited partnership agreement, the transfer agent will deliver the Exchangeable Security Consideration to which such holder is entitled. For greater clarity, the Exchangeable Security Consideration will consist, in part, of one Trust Unit for each Exchangeable Security subject to the Liquidation Call Right.

Redemption Right

Subject to applicable law, AltaGas LP #1 or AltaGas LP #2, as the case may be, shall on the Redemption Date redeem all but not less than all of the then outstanding LP #1 B Units or LP #2 B Units, as the case may be, for the Redemption Price. Payment of the total Redemption Price shall be made by delivery to each holder of the Exchangeable Security Consideration representing the total Redemption Price for the holder's LP #1 B Units or LP #2 B Units, as the case may be. For greater clarity, the Exchangeable Security Consideration will consist, in part, of one Trust Unit for each Exchangeable Security redeemed.

For the purposes of the Exchangeable Securities Provisions, "**Redemption Date**" means the date, if any, established by the Board of Directors for the redemption by AltaGas LP #1 or AltaGas LP #2, as the case may be, of all but not less than all of the outstanding LP #1 B Units or LP #2 B Units, as the case may be (other than LP #1 B Units or LP #2 B Units, as the case may be, held by the Trust or its affiliates), pursuant to the Redemption Right, which date shall be no earlier than the 10th anniversary of the Effective Date in respect of the LP #1 B Units and the 5th anniversary of the Effective Date in respect of the LP #2 B Units, unless:

(a) there are less than, in the case of AltaGas LP #1, 750,000 LP #1 B Units outstanding (other than LP #1 B Units held by the Trust or its affiliates), and in the case of AltaGas LP #2, 1,000,000 LP #2 B Units outstanding (other than LP #1 B Units held by the Trust or its affiliates), such numbers to be adjusted as determined by the Board of Directors, in good faith and in its sole discretion, to give effect to any subdivision, consolidation or distribution in specie of the LP #1 B Units or LP #2 B Units, as the case may be, any issue or distribution of rights, options or warrants to acquire LP #1 B Units or LP #2 B Units, as the case may be (or securities exchangeable for or convertible into or carrying rights to acquire LP #1 B Units or LP #2 B Units, as the case may be), any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the LP #1 B Units or LP #2 B Units, as the case may be, in which case the Redemption Date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of LP #1 B Units or LP #2 B Units, as the case may be, and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(b) a Control Transaction occurs in respect of a Partnership, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the LP #1 B Units or LP #2 B Units, as the case

may be, in connection with such a Control Transaction and that the redemption of all but not less than all of the outstanding LP #1 B Units or LP #2 B Units, as the case may be, is necessary to enable the completion of such Control Transaction in accordance with its terms, the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the LP #1 B Units or LP #2 B Units, as the case may be, and to the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(c) a Change of Law occurs, in which case the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the LP #1 B Units or LP #2 B Units, as the case may be, and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(d) an Exchangeable Security Voting Event is proposed in respect of a Partnership, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Security Voting Event, which business purpose must be *bona fide* and not for the primary purpose of causing the occurrence of a Redemption Date, the redemption date shall be the Business Day prior to the record date for any meeting or vote of the holders of the LP #1 B Units or LP #2 B Units, as the case may be, to consider the Exchangeable Security Voting Event and the Board of Directors shall give such number of days' prior written notice of such redemption to the registered holders of the LP #1 B Units or LP #2 B Units, as the case may be, and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances; or

(e) an Exempt Exchangeable Security Voting Event is proposed and the holders of the LP #1 B Units or LP #2 B Units, as the case may be, fail to take the necessary action at a meeting or other vote of holders of LP #1 B Units or LP #2 B Units, as the case may be, to approve or disapprove, as applicable, the Exempt Exchangeable Security Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the LP #1 B Units or LP #2 B Units, as the case may be, fail to take such action,

provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b) or (c) above to any of such holders of Exchangeable Securities shall not affect the validity of any such redemption.

In the case of paragraph (a) above, AltaGas LP #1 or AltaGas LP #2, as the case may be, will, at least 30 days before any such Redemption Date, send or cause to be sent to each holder of LP #1 B Units or LP #2 B Units, as the case may be, a notice in writing of the redemption by AltaGas LP #1 or AltaGas LP #2, as the case may be, of the LP #1 B Units or LP #2 B Units, as the case may be, held by such holder.

Automatic Redemption

Holders of Exchangeable Securities are obligated to notify AltaGas LP #1 or AltaGas LP #2, as the case may be, of any event or circumstance which would result in such holder becoming or being deemed to become a Non-Resident, as soon as practicable and, in any event, at least 30 days prior to the anticipated Change of Residency Date. On and as of the fifth Business Day prior to the Change of Residency Date in respect of a holder of Exchangeable Securities, all but not less than all of such holder's Exchangeable Securities will be and be deemed to be transferred to the applicable Partnership for the Automatic Redemption Price per Exchangeable Security, which shall be satisfied by AltaGas LP #1 or AltaGas LP #2, as the case may be, depositing or causing to be deposited with the transfer agent for such Exchangeable Securities the Exchangeable Security Consideration representing the Automatic Redemption Price. Upon the surrender to the transfer agent by a holder of such Exchangeable Securities of its certificate(s) representing the Exchangeable Securities, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Securities pursuant to the applicable limited partnership agreement, the transfer agent will deliver the Exchangeable Security Consideration to which such holder is entitled.

For greater clarity, the Exchangeable Security Consideration will consist, in part, of one Trust Unit for each Exchangeable Security subject to the Automatic Redemption.

Voting Rights

The holders of Exchangeable Securities will not be entitled as such to receive notice of or to attend any meeting of the partners of AltaGas LP #1 or AltaGas LP #2, as the case may be, or to vote at any such meeting. Notwithstanding the foregoing, holders of Exchangeable Securities will be entitled to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Securities or proposals to amend the respective partnership agreements in a manner adverse to holders of Exchangeable Securities. On every vote taken at every such meeting each holder of Exchangeable Securities shall be entitled to one vote in respect of each Exchangeable Security held by such holder.

The holders of Exchangeable Securities are entitled to receive notice of or to attend any meeting of the Unitholders of the Trust and to vote at any such meeting. Pursuant to the Voting and Exchange Trust Agreement, each of the holders of Exchangeable Securities will be entitled to instruct the Voting and Exchange Trustee to vote the Special Voting Unit in respect of the number of Trust Units into which its Exchangeable Securities are exchangeable. The Special Voting Unit issued to the Voting and Exchange Trustee by the Trust entitles the holders of Exchangeable Securities to one vote at meetings of Unitholders for each Exchangeable Security, but will have none of the other rights attached to Trust Units. See "*Information Concerning the Partnerships – Voting and Exchange Trust Agreement – Voting Rights*".

Amendment and Approval

The General Partner may amend the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement at any time or times prior to the Effective Time in such manner as may be necessary to give proper effect to the intent and purpose of the Arrangement.

Amendments to the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement may also be proposed by the General Partner and, subject to the following limitations, will be deemed to be effective if approved by the General Partner:

(a) the amendment provisions themselves may not be amended without the unanimous consent of the holders of the limited partnership units of AltaGas LP #1 or AltaGas LP #2, as the case may be;

(b) no amendment shall be made to the respective limited partnership agreements which would have the effect of, among other things: (i) preventing the loans or distributions to the holders of Exchangeable Securities or adversely affecting the rights of the holders of Exchangeable Securities under the Support Agreement; (ii) changing the provision in the respective limited partnership agreement requiring that the business of AltaGas LP #1 be conducted solely through its investment in AltaGas LP #2, or that the business of AltaGas LP #2 be conducted solely through its investment in LP Subco, as the case may be, and/or other investments in one or more of the Trust, Holding Trust, AltaGas or affiliates thereof; (iii) changing the liability of a limited partner; (iv) allowing any limited partner to exercise control over the business of AltaGas LP #1 or AltaGas LP #2, as the case may be; (v) changing the right of a limited partner to vote on resolutions; or (vi) changing the Partnership from a limited partnership to a general partnership, without such amendment being passed by an Extraordinary LP Resolution;

(c) no amendment shall be made to the respective limited partnership agreements which would have the effect of adding, changing or removing any right, privilege, restriction or condition attaching to the Exchangeable Securities, or which would have an adverse impact on the holders of Exchangeable Securities of the applicable Partnership unless such amendment is approved by class vote of $66^2/_3$% of the holders of Exchangeable Securities in respect of such applicable Partnership; and

(d) no amendment shall be made which would have the effect of adversely affecting the rights and obligations of the General Partner becoming effective before 45 days after the resolution approving such amendment.

Partners must be notified of the full details of any amendments after the Effective Time to the AltaGas LP #1 Limited Partnership Agreement or the AltaGas LP #2 Limited Partnership Agreement, as the case may be, within 30 days of the effective date of the amendment.

Actions by the General Partner under the Support Agreement and the Voting and Exchange Trust Agreement

The General Partner, on behalf of AltaGas LP #1 and AltaGas LP #2, respectively, will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to AltaGas LP #1 and AltaGas LP #2, respectively.

Non-Resident and Tax-Exempt Holders

Exchangeable Securities will not be issued or transferable to persons who are Non-Residents or who are Tax-Exempt. To the extent a holder of Exchangeable Securities changes residence and becomes a Non-Resident, Holding Trust will be entitled to require the exchange of such Exchangeable Securities for Trust Units. See above under "*– Exchangeable Securities – Automatic Redemption*". The obligation of Holding Trust to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Securities may in certain circumstances be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

Voting and Exchange Trust Agreement

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a Special Voting Unit to the Voting and Exchange Trustee, for the benefit of the holders (other than the Trust) of the Exchangeable Securities. The Special Voting Unit will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units into which the Exchangeable Securities are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of Exchangeable Securities on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Securities held by such holder. The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trustee will send to the holders of the Exchangeable Securities the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Voting and Exchange Trustee will also send to the Unitholders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Voting and Exchange Trustee by the Trust, the Voting and Exchange Trustee will also send to the Unitholders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders.

All rights of a holder of Exchangeable Securities to exercise votes attached to the Special Voting Unit will cease and be terminated immediately upon: (a) the delivery to the Voting and Exchange Trustee of the certificates representing such Exchangeable Securities in connection with the exercise by that holder of the Exchange Right (unless the Trust shall not have delivered the Exchangeable Security Consideration in exchange therefore); (b) the occurrence of the automatic exchange of Exchangeable Securities for Trust Units pursuant to the Automatic Exchange Right; (c) the redemption of the Exchangeable Securities pursuant to the Exchangeable Securities Provisions or upon the effective date of the liquidation, dissolution or winding-up of whichever Partnership issued the Exchangeable Securities held by the holder pursuant the Exchangeable Securities Provisions; (d) the automatic redemption of Exchangeable Securities pursuant to the Exchangeable Securities Provisions; (e) the purchase of Exchangeable Securities from the holder by whichever Partnership issued the Exchangeable Securities; or (f) the purchase of Exchangeable Securities from the holder by Holding Trust pursuant to the Liquidation Call Right pursuant to the Exchangeable Securities Provisions.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Securities, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the General Partner, on behalf of AltaGas LP #1 and AltaGas LP #2, is of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Securities), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Securities.

Exchange Right

Pursuant to the Exchange Right granted in the Voting and Exchange Trust Agreement, upon the occurrence and during the continuance of an Insolvency Event, the Voting and Exchange Trustee on behalf of the holders of the Exchangeable Securities of the applicable Partnership for which an Insolvency Event has occurred, has the right to require the Trust to purchase any or all of the applicable Exchangeable Securities held by such holders and the Automatic Exchange Rights for: (a) an amount per Exchangeable Security equal to the Exchangeable Security Price on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Securities pursuant to the Exchange Right; and (b) the assumption by AltaGas Trust of any Partnership Loan Indebtedness in respect of such Exchangeable Security. The Exchangeable Security Price may be satisfied only by the Trust delivering to the Voting and Exchange Trustee, on behalf of the holders of Exchangeable Securities, the Exchangeable Security Consideration representing the Exchangeable Security Price. For greater clarity, the Exchangeable Security Consideration will consist, in part, of one Trust Unit for each Exchangeable Security subject to the Exchange Right.

Exchange Right Subsequent to Retraction

Where a holder of Exchangeable Securities has elected to exercise its Retraction Right in respect of any or all of its Exchangeable Securities, and AltaGas LP #1 or AltaGas LP #2, as the case may be, notifies such holder that it is unable to redeem all such securities as a result of applicable law, the Retraction Request will be deemed to constitute notice from the holder to the Voting and Exchange Trustee instructing the Voting and Exchange Trustee to exercise the Exchange Right. See above under "*Information Concerning the Partnerships – Voting and Exchange Trust Agreement – Exchange Right*".

Automatic Exchange Right

Pursuant to the Automatic Exchange Right granted in the Voting and Exchange Trust Agreement, the Trust must give the Voting and Exchange Trustee written notice of a Liquidation Event in the following manner:

(a) in the event of any determination by the Trustee of the Trust to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Trust or to effect any other distribution of assets of the Trust among the Trust Unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution, the Voting and Exchange Trustee will be provided notice of such proposed Liquidation Event; and

(b) promptly following the earlier of (i) receipt by the Trust of notice of, and (ii) the Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the Trust or to effect any other distribution of assets of the Trust among the Trust Unitholders for the purpose of winding up its affairs, in each case where the Trust has failed to contest in good faith any such proceeding commenced in respect of the Trust within 30 days of becoming aware thereof.

Following receipt of such notice of a Liquidation Event, the Voting and Exchange Trustee will give notice, in the form provided by the Trust, to the holders of Exchangeable Securities describing the Automatic Exchange Right. Immediately prior to the effective time of the Liquidation Event, and in order to enable the holders of Exchangeable Securities to participate on a *pro rata* basis with the holders of Trust Units in the distribution of the Trust's assets in connection with a Liquidation Event, the Trust will exchange the Exchangeable Securities for Trust Units based upon the Exchangeable Security Price applicable at that time, which for greater certainty will be on a one-for-one basis.

Support Agreement

The Trust Support Obligation

AltaGas LP #1 and AltaGas LP #2

Under the Support Agreement, so long as any Exchangeable Securities not owned by the Trust or its affiliates are outstanding, the Trust will, among other things:

(a) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit AltaGas LP #1 and AltaGas LP #2, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price, the Redemption Price or the Automatic Redemption Price in respect of each of its issued and outstanding Exchangeable Securities (other than Exchangeable Securities owned by the Trust or its affiliates) upon its liquidation, dissolution or winding-up or any other distribution of its assets among its Partners for the purpose of winding-up its affairs, the delivery of a Retraction Request by a holder of LP #1 B Units or LP #2 B Units, as the case may be, or a redemption of LP #1 B Units or LP #2 B Units, as the case may be, by AltaGas LP #1 or AltaGas LP #2, as the case may be; and

(b) not (and will ensure that each of Holding Trust and its affiliates does not) exercise its vote as a Partner to initiate the voluntary liquidation, dissolution or winding-up of AltaGas LP #1 or AltaGas LP #2, as the case may be, or any other distribution of the assets of AltaGas LP #1 or AltaGas LP #2, as the case may be, among its Partners for the purpose of winding-up its affairs nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of AltaGas LP #1 or AltaGas LP #2, as the case may be, or any other distribution of the assets of AltaGas LP #1 or AltaGas LP #2, as the case may be, among its respective Partners for the purpose of winding-up its affairs.

The Support Agreement will also provide that so long as any Exchangeable Securities not owned by the Trust or its affiliates are outstanding, the Trust will not, without prior approval of AltaGas LP #1, AltaGas LP #2 and the holders of Exchangeable Securities:

(a) issue or distribute Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions, or pursuant to any distribution reinvestment plan; or

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units: (i) securities of the Trust of any class other than Trust Units (other than securities exchangeable for or convertible into or carrying rights to acquire Trust Units); (ii) rights, options or warrants other than those referred to above; (iii) evidences of indebtedness of the Trust; or (iv) other assets of the Trust,

unless the economic equivalent on a per Exchangeable Security basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or loaned simultaneously to holders of the Exchangeable Securities.

In addition, the Trust may not without the prior approval of AltaGas LP #1 or AltaGas LP #2, as the case may be, and the prior approval of the holders of Exchangeable Securities, subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units, reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units or reclassify or otherwise change Trust Units or effect a merger, reorganization or other transaction affecting the Trust Units unless the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable Securities.

In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Trust Units is proposed by the Trust or is proposed to the Trust or the Trust Unitholders and is recommended by the Trustee, or the Board of Directors on its behalf, or is otherwise effected or to be effected with the consent or approval of the Trustee, or the Board of Directors on its behalf, and the Exchangeable Securities are not redeemed by AltaGas LP #1 or AltaGas LP #2, as applicable, the Trust will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Securities (other than the Trust or its affiliates) to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

The Support Agreement will also provide that, as long as any outstanding Exchangeable Securities are owned by any person other than the Trust or any of its affiliates, the Trust will, unless approval to do otherwise is obtained from AltaGas LP #1 and AltaGas LP #2 and from the holders of Exchangeable Securities pursuant to the Exchangeable Securities Provisions, remain the direct or indirect beneficial owner of all issued and outstanding voting interests in the capital of AltaGas LP #1, AltaGas LP #2, the General Partner and Holding Trust, provided that the Trust will not be in violation of this obligation if any person or group of persons acquires all or substantially all of the assets of the Trust or the Trust Units pursuant to any merger of the Trust pursuant to which the Trust is not the surviving entity. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Securities, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the Board of Directors of the General Partner is of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Securities), the Support Agreement may not be amended or modified except by an agreement in writing executed by AltaGas LP #1, AltaGas LP #2, AltaGas, Holding Trust and the Trust and approved by the holders of the Exchangeable Securities pursuant to the Exchangeable Securities Provisions.

Under the Support Agreement, each of the Trust, Holding Trust and, in respect of the Exchangeable Securities of AltaGas LP #2, AltaGas LP #1, will covenant and agree to not, and will cause its affiliates not to, exercise any voting rights attached to the Exchangeable Securities held by it or by its affiliates on any matter considered at meetings of holders of Exchangeable Securities (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Upon notice from AltaGas LP #1, AltaGas LP #2 or Holding Trust of any event that requires AltaGas LP #1, AltaGas LP #2 or Holding Trust to cause to be delivered Trust Units to any holder of Exchangeable Securities, the Trust shall forthwith issue and deliver the requisite number of Trust Units to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Securities as AltaGas LP #1, AltaGas LP #2 or

Holding Trust shall direct. All such Trust Units shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

AmalgamationCo

Pursuant to the Support Agreement, so long as any Trust Options are outstanding, the Trust will covenant to take all such actions and do all such things as are reasonably necessary or desirable to enable and permit AmalgamationCo, in accordance with applicable law, to perform its obligations arising upon the exercise of any Trust Option, including all such actions and all such things as are necessary or desirable to enable and permit AmalgamationCo to cause to be delivered Trust Units upon the exercise of the rights to purchase Trust Units pursuant to the Trust Options in accordance with the provisions of the Trust Options to the holders thereof exercising the Trust Options.

In addition, upon notice from AmalgamationCo of any exercise of Trust Options in accordance with the terms thereof, the Trust will issue and deliver the requisite number of Trust Units to be received by, and issue to or to the order of, the holder of the Trust Options so exercised, as AmalgamationCo directs. All such Trust Options will be duly authorized, validly issued and fully paid and non-assessable and free and clear of any lien, claim or encumbrance.

In consideration of the issuance and delivery of such Trust Units, AltaGas LP #1, AltaGas LP #2, Holding Trust or AmalgamationCo, as the case may be, will pay to the Trust the purchase price equal to the fair market value of those Trust Units as at each applicable date of issuance and delivery.

Qualification of Trust Units

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Securities or upon the exercise of Trust Options will be issued in compliance with applicable laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

Management

The management of AltaGas LP #1 and AltaGas LP #2 will be subject to the terms of the Administration Agreement. See "*Management of the Trust – Administration Agreement*".

INFORMATION CONCERNING THE GENERAL PARTNER

The General Partner is a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust. The General Partner is the general partner of both AltaGas LP #1 and AltaGas LP #2.

Pursuant to the Declaration of Trust, the Board of Directors of the General Partner will be elected by the Trust at the direction of the Unitholders. Pursuant to the Delegation Agreement the General Partner will be delegated certain of the Trustee's powers and duties in respect of the business and affairs of the Trust and pursuant to the Unanimous Shareholder Agreement the General Partner will be entitled to exercise the powers of the directors of AmalgamationCo to manage, or supervise the management of, the business and affairs of AmalgamationCo. See below under "*– Board of Directors*" and "*– Unanimous Shareholder Agreement*" and "*Management of the Trust – Delegation Agreement*". See also "*Declaration of Trust and Description of Units – Meetings of Unitholders*".

The General Partner is also a party to the Administration Agreement pursuant to which AmalgamationCo will provide certain administrative services to the General Partner. See "*Management of the Trust – Administration Agreement*".

Board of Directors

Immediately after Closing, the Board of Directors will be required to have not fewer than 1 and not more than 15 directors, a majority of whom will not be Non-Resident. The number of directors shall be determined from time to time by resolution of the Board of Directors. From and after the Closing, the number of directors will be

fixed at eight (seven of which will be Unrelated directors) until such time as the Board of Directors passes a resolution to fix the number of directors at a new number.

The term of office of any director continues until the annual meeting of Unitholders next following the director's election or appointment or (if an election or appointment of a director is not held at such meeting or if such meeting does not occur) until the date on which the director's successor is elected or appointed, or earlier if the director dies or resigns or is removed or disqualified, or until the director's term of office is terminated for any other reason in accordance with the constating documents of the General Partner. Pursuant to the Declaration of Trust, the Unitholders will annually be entitled to direct the Trust as to the election of the Board of Directors of the General Partner.

The Shareholder Agreement, as continued in the manner discussed under "*Information Concerning the Relationship Between Enbridge and the Trust*" following the Arrangement, will provide that until such time as Enbridge beneficially owns less than 9.9% of the Trust Units diluted, Enbridge will continue to be entitled to designate at least 22% of the aggregate number of the directors on the Board of Directors.

The Board of Directors of the General Partner will initially consist of David W. Cornhill, John B. Breen, Bonnie D. DuPont, Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik, Stephen J.J. Letwin and David F. Mackie. Ms. DuPont and Mr. Letwin are the directors designated by Enbridge.

The names, municipalities of residence and principal occupations of the initial Board of Directors are as set out below:

Name and Municipality of Residence	**Position with the General Partner**	**Principal Occupation during the Past Five Years**
John B. Breen[(1)(5)] .... Toronto, Ontario	Director	Managing Partner of MWI & Partners (Merchant Banking Fund).
David W. Cornhill[(3)] .... Calgary, Alberta	Chairman of the Board of Directors and Chief Executive Officer	President and Chief Executive Officer of AltaGas.
Bonnie D. DuPont[(2)(4)(5)] .... Calgary, Alberta	Director	Group Vice President, Corporate Resources of Enbridge since 2000. Senior Vice President, Human Resources and Public Affairs of Enbridge from 1998 to 2000.
Denis C. Fonteyne[(2)(3)(4)(5)] .... Calgary, Alberta	Director	Natural Gas Industry Consultant since 1997.
Daryl H. Gilbert[(1)(5)] .... Calgary, Alberta	Director	President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. (an energy industry consulting firm).
Myron F. Kanik[(2)(3)(4)(5)] .... Calgary, Alberta	Director	President Kanik and Associates Ltd., an energy industry consulting company, since 1999. President of the Canadian Energy Pipeline Association from 1993 to 1999.

Name and Municipality of Residence	Position with the General Partner	Principal Occupation during the Past Five Years
Stephen J.J. Letwin[1][5] .... Calgary, Alberta	Director	Group Vice President Gas Strategy and Corporate Development of Enbridge since April 2003; Group Vice President Distribution and Service of Enbridge from September 2000 to April 2003.
David F. Mackie[2][4][5] .... Houston, Texas	Director	Energy Industry Consultant and Investor.

Notes:

(1) Member of the Audit Committee.
(2) Member of the Governance Committee.
(3) Member of the Environment and Safety Committee.
(4) Member of the Human Resources and Compensation Committee.
(5) Unrelated director.

The biographies for each of the members of the initial Board of Directors are as set out below:

John B. Breen

John Breen was appointed as a director of AltaGas on May 27, 1999. Mr. Breen is the Managing Partner of MWI & Partners, a merchant banking fund. Prior to 1997, Mr. Breen was Managing Director of CIBC Wood Gundy Capital and Vice President of CIBC.

David W. Cornhill

David Cornhill was a founding member of AltaGas. He served as President and Chief Executive Officer from AltaGas' inception on April 1, 1994 to 2003 and was in 2003 named Chairman and Chief Executive Officer. Prior to forming AltaGas, Mr. Cornhill served in the capacities of Vice President, Finance and Administration, and Treasurer at Alberta & Southern Gas Co. Ltd. from 1991 to 1993 and as President and Chief Executive Officer until March 31, 1994. Mr. Cornhill brings to the Trust extensive oil and gas expertise in the natural gas processing and transportation industries. In 2000, he was named "Entrepreneur of the Year". He currently sits on several private and public boards.

Bonnie D. DuPont

Bonnie DuPont was appointed a director of AltaGas on July 16, 1999. Ms. DuPont is the Group Vice President, Corporate Resources of Enbridge. Before joining Enbridge in 1998, Ms. DuPont served as Director, Human Resources and Administrative Services Division for the Alberta Wheat Pool (now Agricore).

Denis C. Fonteyne

Denis Fonteyne was appointed a director of AltaGas on September 1, 1998. Mr. Fonteyne is an independent natural gas consultant who brings over 40 years of industry experience to the Board of Directors. Mr. Fonteyne has held a number of senior executive positions in the oil and gas industry, most recently as Executive Vice-President with CanStates Gas Marketing.

Daryl H. Gilbert

Daryl Gilbert was appointed a director of AltaGas on May 4, 2000. Mr. Gilbert is President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd., an energy industry consulting firm.

Myron F. Kanik

Myron Kanik was appointed a director of AltaGas on June 1, 2001. Mr. Kanik has extensive natural gas industry experience, which includes serving as Deputy Minister for the Alberta Department of Energy and President of the Canadian Energy Pipelines Association. He currently consults to the energy industry.

Stephen J.J. Letwin

Stephen Letwin was appointed a director of AltaGas on July 1, 2003. Mr. Letwin is the Group Vice President of Gas Strategy and Corporate Development at Enbridge Inc. (an energy, transportation, distribution and services company) since April 2003. Prior to that, he was Group Vice President Distribution and Service of Enbridge from September 2000 to April 2003. Prior to joining Enbridge in 1999, Mr. Letwin held senior executive positions with a number of companies in the energy transmission, exploration and production sectors.

David F. Mackie

David Mackie was appointed a director of AltaGas on January 12, 1995. Mr. Mackie is a U.S. based natural gas industry executive, consultant and venture capital investor. Mr. Mackie brings a broad range of experience to the Board of Directors having spent over 32 years in various executive capacities with El Paso Natural Gas Co. and Transco Energy Co. He also has extensive consulting experience with many senior energy companies and the Maritimes and Northeast Pipeline Project.

Governance

Executive Officers

The General Partner will have only a Chief Executive Officer and a Chief Financial Officer. The initial Chief Executive Officer will be David W. Cornhill and the initial Chief Financial Officer will be Patricia M. Newson. Pursuant to the Unanimous Shareholder Agreement as discussed below, the General Partner will have the power, among other things, to appoint the executive officers of AmalgamationCo. See below under " – *Unanimous Shareholder Agreement*".

Relationship between the Board of Directors and Management

Following the Arrangement, a majority of the members of the Board of Directors of the General Partner will be Unrelated directors. The proposed Board of Directors initially will be composed of seven Unrelated directors and one Related director.

The Board of Directors of the General Partner has in place appropriate structures and procedures to ensure that it can function independently of management (which, for greater certainty, shall include management of both the General Partner and AmalgamationCo). In addition, the Governance and Compensation Committee will provide an oversight role and monitor its effectiveness.

The limits of management's responsibilities are clearly defined by the Board of Directors of the General Partner. This is accomplished both by specifically identifying the roles and responsibilities of the Chief Executive Officer and Chief Financial Officer of the General Partner and specifying that all material decisions relating to the business and operations of the General Partner are to be made by the Board of Directors or a committee thereof.

Committees

The Board of Directors will establish four committees: the Audit Committee, the Governance Committee, the Environment and Safety Committee and the Human Resources and Compensation Committee. All of the members of the Audit Committee, the Governance Committee and the Human Resources and Compensation Committee will be Unrelated directors. A majority of the members of the Environment and Safety Committee will be Unrelated directors.

The Shareholder Agreement, as continued in the manner discussed under "*Information Concerning the Relationship Between Enbridge and the Trust*" following the Arrangement will provide that, until such time as Enbridge beneficially owns less than 9.9% of the Trust Units diluted, Enbridge will continue to be entitled to have representation on the committees of the Board of Directors.

Pursuant to the Unanimous Shareholder Agreement, the committees of the Board of Directors of the General Partner will have authority over both the General Partner and AmalgamationCo on those matters covered by their respective mandates.

Audit Committee

The Board of Directors will develop written terms of reference outlining the audit committee's roles and responsibilities and providing appropriate guidance to audit committee members as to their duties. These terms of reference will be reviewed annually by the Board of Directors. The audit committee will review the annual and interim financial statements of AmalgamationCo and make recommendations to the Board of Directors with respect to such statements. The audit committee will also review the nature and scope of the annual audit as proposed by the auditors and management, and the adequacy of the internal accounting control procedures and systems within AmalgamationCo. The audit committee is responsible for ensuring that management has implemented an effective system of internal control and has oversight responsibility for management reporting on internal control.

The audit committee will meet with AmalgamationCo's auditors regularly, independent of management, and will have direct communication channels with AmalgamationCo's external auditors to discuss and review specific issues as appropriate.

The audit committee will initially be comprised of John B. Breen, Daryl H. Gilbert and Stephen J.J. Letwin, all of whom are Unrelated directors. Stephen J.J. Letwin is anticipated to be the chair of the audit committee.

Governance Committee

The governance committee will be responsible for the development of the overall governance of AmalgamationCo; a continuing assessment of corporate governance matters; and to make recommendations to the Board of Directors regarding AmalgamationCo's approach to corporate governance.

The governance committee will initially be comprised of Bonnie DuPont, Denis Fonteyne, Myron Kanik and David Mackie, all of whom are Unrelated directors. Myron Kanik is anticipated to be the chair of the committee.

Environment and Safety Committee

The environment and safety committee will monitor and make recommendations with respect to the environment, health and safety policies, practices and procedures of AmalgamationCo. The committee will establish an environmental risk management system and monitor its operation through regular reports.

The environment and safety committee will initially be comprised of David Cornhill, Denis Fonteyne and Myron Kanik, of whom Messrs. Fonteyne and Kanik are Unrelated directors. Denis Fonteyne is anticipated to be the chair of the committee.

Human Resources and Compensation Committee

The mandate of the human resources and compensation committee will include developing appropriate compensation policies for the senior management of AmalgamationCo and evaluating senior management performance. These responsibilities will include reporting and making recommendations to the Board of Directors for their consideration and approval.

The human resources and compensation committee will initially be comprised of Bonnie DuPont, Denis Fonteyne, Myron Kanik and David Mackie, all of whom are Unrelated directors. Bonnie DuPont is anticipated to be the chair of the committee.

Compensation of Directors and Officers

The Board of Directors is entitled to compensation for their services as directors of the General Partner. The initial compensation for the directors, other than the directors who are also executive officers or employees of the General Partner or AmalgamationCo, is a retainer of $27,000 per year plus a meeting fee of $1,000 per meeting after the fifth meeting of the Board of Directors in the calendar year and reimbursement for their out-of-pocket expenses incurred in acting as a director. The Chairman of the Board of Directors is an executive officer of AmalgamationCo and receives no additional fees for service on the Board of Directors. The lead director receives an annual fee of $60,000 for the increased workload associated with the role of lead director. Each director who is a chair of one of the General Partner's committees is compensated, with the chair of the audit committee receiving an additional annual retainer of $6,000 and the chair of each of the other committees receiving an additional annual retainer of $3,000. No additional meeting fees are paid for attendance at committee meetings.

The Chief Executive Officer and Chief Financial Officer of the General Partner will not be entitled to compensation for services rendered to the General Partner in their capacities as such. The executive officers will instead receive compensation in their respective capacities with AmalgamationCo.

Unanimous Shareholder Agreement

Pursuant to the Unanimous Shareholder Agreement, and subject to the terms and conditions thereof, the General Partner will be granted the powers of the directors of AmalgamationCo to manage, or supervise the management of, the business and affairs of AmalgamationCo, including without limitation in respect of the following matters:

(a) the appointment of the board of directors of AmalgamationCo, as determined by the Board of Directors in its sole discretion; and

(b) the appointment, mandates and compensation of the executive officers of AmalgamationCo.

INFORMATION CONCERNING AMALGAMATIONCO

General

AmalgamationCo will be the resultant corporation from the amalgamation of AltaGas, LP Subco, the Amalgamating Subsidiaries and the Holdcos pursuant to the provisions of the CBCA. As a result, AmalgamationCo will own, directly or indirectly, all of the assets that AltaGas owned, directly or indirectly, prior to the Arrangement. AmalgamationCo will also retain all of the liabilities of AltaGas, including liabilities relating to corporate and income tax matters.

THE DISCLOSURE WHICH FOLLOWS HAS BEEN PREPARED ASSUMING THAT THE ARRANGEMENT HAS BECOME EFFECTIVE.

The head and principal office of AmalgamationCo will be located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta T2P 0J1 and its registered office will be located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1. AmalgamationCo will be an indirect wholly-owned subsidiary of the Trust.

AmalgamationCo will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Application will be made to the securities regulatory authorities for exemptions from those reporting requirements. Instead of complying with those reporting requirements (which would include filing separate financial statements for AmalgamationCo), the holders of Exchangeable Securities will be provided with the documents filed by the Trust pursuant to the information reporting requirements to which the Trust is subject under applicable Canadian securities laws.

Inter-Corporate Relationships

AmalgamationCo's corporate structure and its direct and indirect subsidiaries are shown in the following chart.



AmalgamationCo
AltaGas Utility Holdings Inc.
100%
100%
AltaGas Utilities Inc.
100%
Newco
Cedar Energy Partnership
AltaGas Power Holdings Partnership
AltaGas Pipeline Partnership
50%
ASTC Power Partnership

Prior to the Amalgamation, AltaGas was an operating company which generated approximately 62% of AltaGas' consolidated revenues and 25% of AltaGas' consolidated net revenues for the year ended December 31, 2003 and held approximately 73% of AltaGas' consolidated assets at December 31, 2003. AltaGas Utilities is an operating company which generated approximately 18% of AltaGas' consolidated revenues and 14% of AltaGas' consolidated net revenues for the year ended December 31, 2003 and held approximately 5% of AltaGas' consolidated assets at December 31, 2003.

The following is a description of each of the former significant subsidiaries of AltaGas and their principal business, each of which amalgamated with AltaGas and LP Subco to become AmalgamationCo pursuant to the Arrangement. The assets and operating activities are owned and carried out, directly and indirectly, by AmalgamationCo following the Arrangement.

- **AltaGas Energy Processors Inc.** owns three natural gas field gathering and processing facilities in central Alberta. The total capacity of the three facilities, which are operated by AmalgamationCo, is 33 Mmcf/d.
- **AltaGas Liquids Inc.** owns the assets associated with the 10% interest in the Empress EnCana extraction facility and an approximate 7% interest in the Empress ATCO extraction facility.
- **AltaGas Marketing Inc.** holds an assortment of natural gas facility assets in Alberta and the one-third interest in the gathering, processing and transportation facilities associated with the Ikhil Gas Project joint venture (reserves, gathering, processing, sales line) in the Northwest Territories.
- **AltaGas Suffield Pipeline Inc.** owns two natural gas transmission pipelines in southeastern Alberta.
- **AltaGas (Sask.) Inc.** holds gathering and processing assets in Saskatchewan.

- **AltaGas Transmission Ltd.** owns certain transmission pipelines in Alberta, British Columbia and Saskatchewan.

The following is a description of each of the significant subsidiaries of AltaGas and their principal business, each of which will remain a subsidiary of AmalgamationCo, either directly or indirectly, following the Arrangement.

- **AltaGas Utility Holdings Inc.** holds the corporation that holds the assets associated with natural gas distribution.

- **AltaGas Utilities** is a natural gas distribution company and public utility, which provides distribution services to approximately 90 communities in Alberta.

- **ASTC Power Partnership** is a general partnership in which AmalgamationCo has an indirect 50% partnership interest and which holds the Sundance B PPA.

Map of AmalgamationCo Operational Areas



NOVA SCOTIA
Heritage Gas
Halifax
YUKON TERRITORY
NORTHWEST TERRITORIES
INUVIK
Fort McPherson
RAINBOW
KAHNTAH PIPELINE
ALBERTA
SASKATCHEWAN
POUCE COUPE
MARTEN CREEK
PRAIRIE RIVER
MITSUE
ANTE CREEK
WINDFALL
WABASCA/ HOOLE NORTH/ HOOLE SOUTH
THORNBURY
ROCK ISLAND
WINEFRED
CRAIGEND/ MCGUFFIN/ BEAVER LAKE
ALTAGAS COLD LAKE PIPELINE
DORIS
VEGA
THUNDER
SUMMERDALE PIPELINE
MANOLA
BIRCH WAVY
COLD LAKE
FORT PITT
SUNDANCE B
Edmonton
COLD LAKE PIPELINE
KITTO LAKE
GENESEE
LLOYDMINSTER
ALDER FLATS
BATTLE LAKE PIPELINE
BONNIE GLEN
SYLVAN LAKE
JOFFRE
MIKWAN
SEDGEWICK
CENTRAL BORDER
Calgary
NAMAKA
NORTH SUFFIELD
EMPRESS (EGLJV)
EMPRESS (ENCANA)
BANTRY
VULCAN
PORCUPINE HILLS PIPELINE
SOUTH FOOTHILLS
SOUTH SUFFIELD
COUTTS PIPELINE
Gathering and Processing
Field gathering and processing facilities area
Transmission pipeline
Extraction plant
Fractionation plant
Energy Services
Power Services (PPA plant location)
Services (office location)
Natural Gas Distribution
Natural Gas Distribution
As at February 9, 2004

General Development of the Business

Overview of AmalgamationCo and the Midstream Industry

AmalgamationCo, one of Canada's first midstream companies, is defining Canada's midstream business. A participant in the midstream natural gas business since its inception in 1994, AmalgamationCo moved into the

diversified energy services business with the acquisition of the Sundance B PPA in December 2001. AmalgamationCo moves, processes and uses energy to create value. AmalgamationCo:

- physically gathers, processes, extracts and transports natural gas;
- contractually markets and transports natural gas and electrical power;
- converts energy across and along the energy value chain to create higher value-added products; and
- consumes natural gas and electrical power to operate its facilities.

AmalgamationCo is an energy infrastructure based company. AmalgamationCo expects to continue to develop its asset base by seeking opportunities for expansion and acquisition in the natural gas, NGLs and power businesses in Canada and the northern United States.

From inception, AmalgamationCo's objective has been to build a portfolio of energy assets that are capable of generating long term, stable cash flow. To provide this stability, AmalgamationCo focuses on assets that are diversified in terms of their revenue source, contractual terms, exposure to industry cycles and geographic location. Today AmalgamationCo's mix of assets provides AmalgamationCo with a combination of regulated cost of service, guaranteed income and fee for service revenue. These revenue streams are relatively predictable, with minimal or managed exposure to commodity prices and have a cash flow horizon extending out as far as 30 years. Going forward, while investing in a larger asset base, AmalgamationCo intends to grow each of its business components to ensure concentrations of risk are minimized.

Cash Flow Horizon at December 31, 2003



100
90
80
70
60
50
40
30
20
10
0
Field Gathering and Processing
Power Services
Extraction
Transmission
Natural Gas Distribution
1 4 7 10 13 16 20 22 25 28 30
Years

Note: Gas services contracts generally have one-year terms, with the option to renew or extend.

Asset Growth



Capital Investment ($MM)
1000
900
800
700
600
500
400
300
200
100
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Energy Services
Natural Gas Distribution
Transmission
Field Gathering and Processing
Extraction

Strategy

AmalgamationCo uses its midstream assets and services to move energy from its source to the end-user. AmalgamationCo adds shareholder value by increasing the operating efficiency and utilization of its assets and linking the components of its midstream energy business.

Energy Value Chain Integration

Value chain integration is the partial or full integration of the natural gas, electric power and petroleum market and industries, at several points along the energy value chain. The natural gas and electricity industries have become interdependent as a result of events such as natural gas and electrical deregulation, the continuing development of natural gas as the fuel of choice for new power generation and ongoing fluctuations in energy pricing.

With both natural gas and power assets, AmalgamationCo can capture value more effectively and efficiently. With control of the physical assets AmalgamationCo has better leverage of the assets, the energy relationships, and the arbitrage opportunities that exist across these commodities.

Midstream Energy Value Chain


Power
Gas
Energy Services
Gathering &
Processing
Natural Gas
Distribution
Wellhead
End-user

Reporting Segments

AmalgamationCo conducts its business and reports consolidated financial and operating results on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

- Gathering and Processing includes natural gas field gathering and processing; transmission pipelines; ethane and NGL extraction.
- Energy Services includes power services, natural gas services and oil and natural gas production.

Natural Gas Distribution consists of the distribution of natural gas and is conducted through AltaGas Utilities, AmalgamationCo's one-third interest in Inuvik Gas and a 24.9% interest in Heritage Gas. AltaGas Utilities operates as a provincially regulated natural gas distribution utility in its areas of service in the Province of Alberta. Inuvik Gas distributes natural gas to the Town of Inuvik in the Northwest Territories and Heritage Gas has the distribution franchise to deliver natural gas to six counties in Nova Scotia.

AmalgamationCo's assets and services are described below.

	**Gathering**	Gathering systems or gathering lines move natural gas from producing wells to processing facilities.
	**Processing**	Processing facilities remove certain hydrocarbon components and impurities from natural gas in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation.
	**Transmission**	Transmission pipelines provide natural gas and condensate transportation services to distribution systems, end-users or other downstream pipelines.

	**Extraction**	Extraction plants reprocess natural gas from field plants to extract and recover additional ethane and other NGLs such as propane and butane.
	**Natural Gas Distribution**	Distribution companies deliver natural gas to end-users for heating and other purposes.
	**Gas Services**	AmalgamationCo's focus is to efficiently manage and, whenever possible, to market natural gas processed through its field gathering and processing, transmission and extraction facilities. AmalgamationCo also markets gas for a supply pool of producers, and purchases natural gas for AltaGas Utilities and a select group of industrial users.
	**Power Services**	AmalgamationCo supplies 453 MW of wholesale electrical power from ownership of the Sundance B PPA and the Genesee energy contract.

Historical Development to Date

The general development of AmalgamationCo's business and the significant events or conditions which have been an influence on that development are summarized below.

AmalgamationCo commenced operations on April 1, 1994 with a team of 20 people with experience in the natural gas industry. The founding vision was to grow a major Canadian natural gas midstream company combining a portfolio of natural gas-related services with long-life assets to grow net income. The concept of a distinct, full-service midstream business was unique in Canada at the time. AmalgamationCo commenced operations with two major contracts to provide transportation, regulatory and gas management services. The revenue generated from these contracts during 1994 and 1995, together with private placement equity financings, provided the funds for AmalgamationCo to establish its midstream asset base and make the transition from a consulting services company to a midstream operating company.

The nature of AmalgamationCo's participation in the midstream industry has evolved from holding primarily service contracts and non-operated return on investment-based assets to include investments in fully-operated natural gas facility assets of which AmalgamationCo owns 100% or in which it has a controlling interest. In AmalgamationCo's ten-year history in the Canadian midstream industry AmalgamationCo has, with a rational assessment of acquisition opportunities, acquired or constructed almost $954 million in midstream infrastructure based assets.

Developments - Gathering and Processing

In late 2001, AmalgamationCo entered into a fifty-fifty joint venture with Taylor to construct the Joffre ethane extraction plant. The plant, which was commissioned in late December 2002 has an inlet capacity of approximately 125 Mmcf/d (net) and is capable of producing 10,400 Bbls/d (5,200 Bbls/d net) of ethane and NGLs. AmalgamationCo's net share of construction costs was $24.8 million.

On December 19, 2002, AmalgamationCo acquired 100% of the shares of EnCana Suffield Gas Pipeline Inc. which holds an interest in two natural gas pipelines at Suffield, Alberta ("**Suffield System**") and also acquired seven natural gas gathering and processing systems in northeastern Alberta ("**Wabasca System**"). The total acquisition costs for the Suffield System and the Wabasca System, which were acquired from subsidiaries of EnCana Corporation ("**EnCana**"), was approximately $118.1 million. EnCana has entered into long-term transmission and gathering and processing agreements with AmalgamationCo in respect of the Suffield System and the Wabasca System.

On December 8, 2003, AmalgamationCo announced it intention to acquire interests in two natural gas processing systems, Rainbow Lake and Mica Pouce Coupe, for approximately $17.0 million. The Rainbow Lake gathering and processing system acquisition which closed on December 22, 2003, included a 100% interest in a 40 Mmcf/d sour natural gas processing facility and 130 kms of gathering pipelines located near the town of Rainbow Lake in northwestern Alberta. The Pouce Coupe gathering and processing system acquisition, which closed on January 30, 2004, included a 40.78% interest in a sweet gas processing facility with gross capacity of 43 Mmcf/d and 68 kms of gathering lines located along the Alberta/BC border.

On March 18, 2004, AmalgamationCo announced that it has entered into a purchase and sale agreement with BP Canada Energy Resources Company ("**BP**") to acquire BP's 48 2/3% interest in the Edmonton Ethane Extraction Plant ("**EEEP**") located at Edmonton, Alberta for approximately $46 million. EEEP has a licensed inlet capacity of 390 Mmcf/d of natural gas and gross NGLs production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. EEEP straddles the ATCO Pipelines Ltd. system which transports natural gas into the City of Edmonton and the Ft. Saskatchewan area. EEEP is directly connected to the Alberta Ethane Gathering System, and to BP's Co-Ed NGL pipeline, providing safe and reliable outlets for EEEP's products. AmalgamationCo's share of plant products including ethane and propane-plus will be sold under long term contracts. A long term gas supply contract provides a secure feedstock supply to EEEP. The acquisition is expected to close in the second quarter of 2004, subject to license transfer, customary closing conditions, third party and regulatory approvals.

Developments - Natural Gas Distribution

AmalgamationCo entered the natural gas distribution business on June 30, 1998 with its acquisition of AltaGas Utilities, then called Centra Gas Alberta Inc. Natural gas distribution companies provide natural gas to residential, farm, commercial and industrial users for heating and other purposes. In 1999, AmalgamationCo advanced its natural gas distribution business with a one-third interest in Inuvik Gas, the distribution arm of the Ikhil Gas Project.

On August 16, 2002 Heritage Gas, a Nova Scotia company owned by AmalgamationCo (24.9%), SaskEnergy International Inc., a subsidiary of SaskEnergy Inc. (50.1%), and Scotia Investments Limited, a private investment holding company (25.0%), filed an application for the right to distribute natural gas to certain counties in Nova Scotia. On February 7, 2003 a decision was rendered by the Nova Scotia Utility and Review Board granting Heritage Gas a full regulation class franchise for a period of 25 years. Heritage Gas accepted the distribution franchise on June 3, 2003 and activated the initial portion of its natural gas distribution system on December 20, 2003.

Developments - Energy Services

AmalgamationCo entered the power business in December 2001 with the purchase of a 50% interest in the Sundance B PPA. The Sundance B PPA provides for the purchase of power output from two units of the Sundance B power plant ("**Sundance B plant**"). AmalgamationCo's 50% interest in the Sundance B PPA provides AmalgamationCo with the rights to manage approximately 353 MW of power generation capacity from the Sundance B plant until December 31, 2020 (see "*Information Concerning AmalgamationCo – Description of the Business – Energy Services*"). The acquisition of the Sundance B PPA was consistent with AmalgamationCo's proven strategy of diversifying its energy management portfolio through prudent acquisitions. Operationally, AmalgamationCo manages its power in much the same way as its natural gas business is managed. Strategically, power added another long term cash flow stream to AmalgamationCo's energy portfolio.

On March 18, 2003 AmalgamationCo announced that it was a successful bidder for 100 MW of power capacity in the Alberta government's third phase of the MAP II ("**Market Achievement Plan**") auction. Accordingly, AmalgamationCo entered into an energy contract ("**Genesee Energy Contract**") with the Balancing Pool Administrator ("**BPA**") for the right to 100 MW of power capacity at the EPCOR Generation Inc. operated Genesee power plant ("**Genesee plant**") located southwest of Edmonton, Alberta for a three year term commencing April 1, 2003. The 100 MW of power capacity is a portion of the capacity at the Genesee plant to which the BPA has rights pursuant to a PPA.

Developments - Corporate

On January 11, 2001 AmalgamationCo declared its first quarterly cash dividend per fully paid Common Share and Participating Share in the capital stock of AmalgamationCo, which was paid on March 31, 2001. On August 13, 2003 the AltaGas Directors increased AmalgamationCo's dividend to $0.11 per share from $0.08 per share paid for the previous four quarters.

On April 23, 2003 AmalgamationCo acquired 1,872,735 or 19.2% of the outstanding limited partnership units of Taylor for $9.4 million. On October 17, 2003, AmalgamationCo purchased under a public offering by Taylor an additional 1,592,250 limited partnership units for approximately $8.7 million. The purchase maintained AmalgamationCo's 19.2% ownership of Taylor. AmalgamationCo and Taylor each own a 50% interest in the Joffre ethane extraction plant.

Opportunities

AmalgamationCo is continually evaluating growth opportunities along the midstream energy value chain. Only opportunities that offer AmalgamationCo a competitive advantage, acceptable financial returns and future growth potential will be pursued. In the last two years AmalgamationCo has captured several opportunities to expand its midstream business and has added $217.6 million in net addition to capital assets.

Net Additions to Capital Assets ($ millions) (Year ended December 31)	*Gathering and Processing*	*Energy Services*	*Natural Gas Distribution*	*Total*
2002	159.8	1.5	3.7	165.0
2003	33.3	2.5	16.8	52.6
Total Segment Assets at December 31, 2003	614.4	165.8	139.1	919.3

Opportunities - Gathering and Processing

Management of AmalgamationCo believes that significant drilling activity will continue in the Western Canadian Sedimentary Basin. In the field gathering and processing component with its extensive network of approximately 6,000 kms of gathering lines, substantial processing capacity, expansion potential and access to downstream transportation pipelines, which offer customers diverse marketing opportunities, AmalgamationCo is well positioned to take advantage of existing and future gathering and processing needs.

Existing field gathering and processing areas are generally surrounded by adjoining or overlapping gathering and processing systems. As AmalgamationCo has grown, opportunities to expand by tying in new wells and purchasing adjoining facilities and systems have increased. New area development comes in large part from AmalgamationCo's existing and expanding customer base and active drilling programs by producers. At present, most gathering and processing infrastructure in western Canada is still owned by oil and gas producers. AmalgamationCo believes that its operational skills and market coverage make it an excellent business partner for many exploration and production companies. In an environment where capital will always be carefully rationed, AmalgamationCo provides an attractive option for those asset owners who wish to channel capital to exploration and production purposes.

Transmission pipeline opportunities arise when AmalgamationCo is able to capture additional market share through the construction or acquisition of transmission pipelines, often combined with natural gas marketing and transportation brokerage services. In previously unserved areas, AmalgamationCo works with customers to create mutually beneficial transmission solutions.

Extraction opportunities may result from modifications to increase product recoveries at a plant in which AmalgamationCo already has an ownership interest, the acquisition of an interest in an existing extraction plant or new facilities construction. Extraction plant opportunities typically reflect a low-risk, long term cost of service ethane processing arrangement contracted with an Alberta ethylene producer, and either a low-risk NGLs processing fee or sales of NGLs based on an Edmonton or U.S. index to provide upside potential when NGL prices are strong.

Opportunities - Energy Services

AmalgamationCo enhances the overall value of its power business by supplying internal electrical demand requirements and by reducing its exposure to floating power prices. To reduce exposure to power prices AmalgamationCo uses a balanced portfolio of contracts to lock in margins on a substantial portion of its power at prices that ensure a consistent operating margin and a reasonable return on invested capital. AmalgamationCo will continue to invest in the power industry if the opportunities meet AmalgamationCo's investment guidelines and strategies. AmalgamationCo is assessing asset acquisition and development and transmission opportunities and the viability of distributed power generation projects at its field gathering and processing sites.

Gas services opportunities are linked to growth in AmalgamationCo's field gathering and processing component and to clients with natural gas supply unassociated with AmalgamationCo's facilities. The recent exit of many United States mega marketers provided opportunities for gas services to expand its customer base.

Opportunities - Natural Gas Distribution

The Natural Gas Distribution Segment includes AltaGas Utilities, AmalgamationCo's one-third interest in Inuvik Gas and AmalgamationCo's 24.9% interest in Heritage Gas.

AltaGas Utilities' primary function and responsibility as a reliable public utility is to maintain high operating standards to ensure a dependable, secure natural gas supply for its customers. AltaGas Utilities is focussed on growing its business in conjunction with the growth of the Alberta communities that it serves, through expansion into new subdivisions and servicing of commercial developments. Future opportunities are expected to come from increases in the number of customers in existing franchise areas and new franchise additions. AltaGas Utilities is well positioned in the northeastern Alberta oil sands corridor to potentially capture increased volumes by virtue of its extensive small delivery systems. AltaGas Utilities has experience in providing service to First Nations and Métis settlements and is exploring opportunities, over the longer term, to expand services to several other such communities.

Inuvik Gas is the distribution arm of the Ikhil Gas Project, the first Canadian commercial natural gas development project north of the Arctic Circle. This project distributes natural gas to the Northwest Territories Power Corporation ("**NWTPC**") and the Town of Inuvik and is viewed by AmalgamationCo as an important first step in establishing a presence leading to future natural gas projects in the North.

The definition phase of the project to connect Mackenzie Delta natural gas to the North American pipeline grid is progressing. AmalgamationCo has not concluded any other projects in the North to date but continues to assess opportunities and is confident that, once an application to construct a pipeline and all ancillary facilities is filed, AmalgamationCo will be in a better position to consider complementary projects.

Heritage Gas has the franchise to distribute natural gas in the Province of Nova Scotia to all or part of six counties including the Halifax Regional Municipality. Heritage Gas provides AmalgamationCo with the rare opportunity to apply its knowledge and experience in building a greenfield utility. It expands AmalgamationCo's geographic footprint beyond western Canada while complementing AmalgamationCo's strategy to invest in infrastructure-based assets that provide long-term cash flows.

Description of the Business

AmalgamationCo has successfully grown its net revenue from $6.0 million in 1995, AmalgamationCo's first full year of operation to $219.9 million for the twelve month period ended December 31, 2003 representing a compound annual growth rate of 49% over this period.

2003 Net Revenue by Component


Oil and gas production
3%
Gas services
0%
Natural Gas Distribution
14%
Other
2%
Extraction
5%
Transmission
12%
Field gathering and processing
46%
Power services
18%

Note: Net revenue is gross revenue less the costs and the purchase of natural gas for resale, and costs to purchase power under the power purchase based arrangements. Excludes intersegment eliminations.

Gathering and Processing

The Gathering and Processing segment includes three inter-related components: (i) field gathering and processing facilities; (ii) extraction plants; and (iii) transmission pipelines. AmalgamationCo's Gathering and Processing segment contributed net revenues of $140.2 million for the year ended December 31, 2003 which was approximately 63.8% of AmalgamationCo's total net revenues before intersegment eliminations.

In the field gathering and processing component AmalgamationCo had interests in 67 gathering and processing facilities in 29 operating areas located in Western Canada and the Northwest Territories at December 31, 2003. AmalgamationCo operates 65 of these facilities. Aggregate gross processing capacity of the plants is 861 Mmcf/d including 208 Mmcf/d of sour gas capacity. In addition, AmalgamationCo has approximately 6,000 km of gathering lines delivering sales gas into 9 downstream pipeline systems.

AmalgamationCo's extraction assets include interests in three of the ten NGL extraction plants in Canada, two at Empress, Alberta and one at Joffre, Alberta. AmalgamationCo also owns the Bantry fractionation facility. AmalgamationCo's net raw gas inlet capacity at these plants is 349 Mmcf/d.

AmalgamationCo's transmission pipelines include the ASI Cold Lake, Battle Lake, Suffield and Summerdale natural gas transmission pipelines in Alberta, the Kahntah natural gas transmission pipeline in British Columbia and the Porcupine Hills condensate pipeline in Alberta.

Field Gathering and Processing

Field Gathering and Processing – Business Strategy

Field gathering and processing facilities are critical to the delivery of natural gas from the wellhead to the end-use market. AmalgamationCo has grown rapidly based on a field gathering and processing facilities acquisition and development strategy unique in the Canadian midstream market. AmalgamationCo's strategy is to:

- Focus on under-utilised assets which offer upside through increased throughput;
- Maintain flexibility by investing in moveable assets that can be easily relocated;
- Create large facility operating complexes by pursuing extensive gathering systems and interconnecting facilities;

- Offer customers diverse marketing opportunities by focusing on assets that have good access to downstream transportation pipelines;

- Control operations and maximize efficiency by acquiring and maintaining large working interests in assets; and

- Minimize overall corporate risk through geographic and customer diversity.

AmalgamationCo adds value through increasing the utilization of its facilities by:

- Aggressively pursuing new natural gas supplies by working closely with producers in the development of new and existing natural gas fields;

- Offering flexible contractual terms for access to all producers in the areas in which AmalgamationCo operates;

- Enhancing operational efficiencies through consolidation and plant upgrades; and

- Expanding facilities and constructing or acquiring and connecting complementary facilities to create large facility complexes.

AmalgamationCo complements its field gathering and processing assets with infrastructure investments in transmission pipelines, extraction plants and natural gas distribution systems. AmalgamationCo enhances the value of its capital infrastructure by offering the other services along the midstream value chain.

Field Gathering and Processing Typical Field Gas Processing Plant



Refrigeration
(Up to 300 PSI)
Processed Natural Gas to Downstream Pipelines
Sweet Gas
Compression
Dehydration
(700 to 1200 PSI)
Sweet Gas
Inlet Separation
(Up to 300 PSI)
Sour Gas
Compression
Sweetening
NGLs (trucked to fractionators)
Acid Gas (for disposal)
Inlet Separation

Raw natural gas produced at the wellhead is a mixture of methane and other hydrocarbon components and impurities, including water vapour, carbon dioxide (CO_2) and hydrogen sulphide (H_2S). Gas that has hydrogen sulphide present in amounts in excess of downstream pipeline specifications is considered "sour gas". All other gas is considered "sweet gas". All natural gas must be processed through a natural gas plant to remove the various hydrocarbon components and impurities before the natural gas is delivered via downstream pipelines for ultimate sale and consumption. The amount and complexity of processing required before the raw gas is of saleable quality is a function of the quantity of the NGLs and other impurities present in the raw gas stream.

The raw natural gas is first gathered from the wellhead through natural gas gathering systems, and then delivered to and processed through a natural gas processing plant. The design of a natural gas plant is determined by the composition of the raw gas that it is intended to process. Natural gas which contains minimal or no amounts of NGLs or other elements will bypass certain processes within a typical natural gas plant configuration.

Raw natural gas entering the natural gas plant is subject to inlet separation where free water and any free NGLs are separated from the natural gas stream. If the natural gas is sour, it is sweetened by the removal of hydrogen sulphide. The natural gas is then usually dehydrated to remove any remaining water. If significant NGLs are still present in the sweet gas they are removed to meet downstream pipeline specifications. NGLs generally have greater value if extracted in liquid form and additional NGL recovery beyond downstream pipeline specifications may be carried out in order to capture the value of the NGLs. This additional recovery process can be done at field gas plants or at large scale extraction plants (see "*Information Concerning AmalgamationCo – Description of the Business – Extraction*"). AmalgamationCo has NGL extraction capability at 20 of its 67 natural gas field processing plants.

The remaining processed gas exiting the natural gas plant is delivered to the downstream transportation pipeline for eventual distribution to end-use markets. NGLs must be further processed ("**fractionated**") into their individual components, propane, butane and condensate. The NGLs may be fractionated on site as is the case at AmalgamationCo's Bantry plant, or trucked or pipelined to fractionation facilities.

Field Gathering and Processing - Facilities

AmalgamationCo's field gathering and processing component generates revenues from fees for volumes of natural gas processed at a processing facility or gathered through a gathering system and from natural gas well operations.

AmalgamationCo's target utilization rate is 70% for facilities over which AmalgamationCo has operational control. Volume additions at facilities came from new well tie-ins and from reactivations, recompletions and well optimizations performed by producers. The historical utilization rate for all of AmalgamationCo's combined facilities remains lower than the targeted rate due to its ongoing facilities acquisition strategy.

Field Gathering and Processing Facility Capacity and Throughput

	2003	2002	2001
Processing capacity (gross Mmcf/d)(1)(3)	861	842	768
Capacity growth (percent year over year)	2	10	8
Processed throughput (gross Mmcf/d)(2)(3)	523	532	498
Processed throughput (gross annual average Mmcf/d)(3)	520	492	491
Capacity utilization (percent)(1)	61	63	65

Notes:

(1) As at December 31.
(2) Fourth quarter average.
(3) Gross numbers are before AmalgamationCo's working interest.

Drilling activity was high in the oil and gas sector, with industry estimates of 18,800 to 19,500 wells drilled in the WCSB in 2003. Strong industry drilling activity in many of AmalgamationCo's operating areas resulted in 324 new natural gas wells tied into AmalgamationCo's field gathering and processing facilities in 2003 compared to 188 new wells tied-in during 2002. Volume additions from well tie-ins in combination with throughput from facility acquisitions and expansions offset normal natural gas production declines at AmalgamationCo's combined facilities in 2003. Natural gas gathering and processing gross average throughput for the year ended December 31, 2003 increased to 520 Mmcf/d from 492 Mmcf/d for the year ended December 31, 2002. With expectations of continued strong oil and gas prices, AmalgamationCo anticipates another strong year in the field gathering and processing component in 2004.

Field Gathering and Processing - Significant Operating Areas

AmalgamationCo has historically focussed on smaller, moveable midstream facilities in western Canada with processing capacity of under 50 Mmcf/d, which AmalgamationCo has identified as its niche in the midstream industry and which AmalgamationCo believes has distinguished it from most of its competitors. AmalgamationCo's facilities are often physically linked, creating facility complexes that offer delivery options and revenue continuity in the event that one of the plants in a complex shuts down.

With 67 processing facilities in 29 operating areas, AmalgamationCo's field gathering and processing component is not dependent on any one facility or operating area. Field gathering and processing operating margin represented approximately 35.3% of AmalgamationCo's consolidated 2003 operating margin.

The following chart provides a breakout of field gathering and processing operating margin by significant operating area for the year ended December 31, 2003.



Other 16%
Central Border 16%
Birch Wavy 14%
Wabasca 11%
Bantry 11%
Bonnie Glen 7%
Sylvan Lake 5%
Cold Lake 4%
Alder Flats 4%
Namaka 3%
South Foothills 3%
Ante Creek 3%
Thornbury 3%

The following table provides a summary of AmalgamationCo's most significant field gathering and processing operating areas as at December 31, 2003:

Operating Area	Ownership (Percent)(1)	Facility Type	Facility Count	Gross Capacity (Mmcf/d)(2)	Gross Throughput (Mmcf/d)(2)(3)	Number of Compressors (includes boosters)	Operated or Non-Operated
Western Canada							
Alder Flats	100.0	sweet	1	40	25	5	Operated
Ante Creek	100.0	sweet	1	36	26	6	Operated
Bantry	100.0	sour	1	25	21	8	Operated
Birch Wavy	83.2	sweet	12	101	80	37	Operated / Non-Operated
Bonnie Glen	100.0	sweet	2	41	45	11	Operated
Central Border	100.0	sweet/sour	6	92	55	27	Operated
Cold Lake	81.4	sweet	4	43	37	33	Operated
Namaka	79.0	sweet	2	25	15	4	Operated
Rainbow Lake(4)	100.0	sour	1	40	8	2	Operated

Operating Area	Ownership (Percent)[1]	Facility Type	Facility Count	Gross Capacity (Mmcf/d)[2]	Gross Throughput (Mmcf/d)[2][3]	Number of Compressors (includes boosters)	Operated or Non-Operated
Sylvan Lake	100.0	sweet	1	30	23	8	Operated
South Foothills	68.4	sweet	3	78	41	9	Operated / Non-Operated
Thornbury	100.0	sweet	6	35	16	17	Operated
Wabasca	94.7	sweet/sour	7	75	51	19	Operated
Other	78.6	sweet/sour	18	187	77	46	Operated / Non-Operated
Sub Total			65	848	520	232	
Northwest Territories							
Ikhil[5]	33.3	sweet	1	8	2	-	Operated
Montana, USA							
Coutts	100.0	sweet	1	5	1	-	Operated
Total			67	861	523	232	

Notes:

(1) Weighted average ownership based on gross capacity.
(2) Gross numbers and not adjusted to AmalgamationCo's working interest.
(3) Represents 2003 fourth quarter average.
(4) Processed throughput includes the Rainbow Lake assets effective November 1, 2003.
(5) AmalgamationCo, GyrFalcon Holdings Ltd. and Enbridge Inc. (collectively, the "**Owners**"), each participate as to a one-third interest in all phases of the Ikhil Gas Project to supply natural gas to NWTPC and the Town of Inuvik. The Ikhil Gas Project, the first Canadian commercial natural gas development project north of the Arctic Circle, has three components: development and production of reserves, a 50 km pipeline and a processing facility, and a natural gas retail distribution system (see "*Information Concerning AmalgamationCo – Description of the Business – Natural Gas Distribution*"). AmalgamationCo is the operator of the entire upstream portion of the Ikhil Gas Project.

Field Gathering and Processing - Customers

AmalgamationCo conducts business with over 300 customers in its 29 operating areas, with no customer representing more than 7% of consolidated revenues during 2003 or 2002.

Field Gathering and Processing - Contracts

AmalgamationCo gathers and processes natural gas under contracts with natural gas producers. There are approximately 700 active gathering and processing contracts. These contracts are, in general, designed to:

- set the prices for the gathering and processing services offered by AmalgamationCo;
- define the producers' rights of access to gathering and processing services;
- where capital investment is required by AmalgamationCo, establish minimum throughput commitments with producers;
- where capital investment is required, use appropriate fee structures to recover invested capital early in the life of the contract; and
- define the terms and conditions under which future production is processed at an AmalgamationCo facility.

The amount of capital which AmalgamationCo commits to a gathering and processing facility, either by acquisition or tie-in, is linked to AmalgamationCo's assessment of production available to be processed at the

facility, reserves in the area, the extent of the reserve dedication and the processing fees to be paid by producers for its services. When a facility is acquired, AmalgamationCo conducts an independent review of the natural gas reserves and production in the area, surrounding each facility using, among other sources, AEUB production data and reserve estimates and producers reserve reports for the area. AmalgamationCo also conducts a review of the physical plant and equipment and the operating and maintenance costs for each facility.

Fee Structure

AmalgamationCo, in determining appropriate contractual provisions, including a reasonable payback period on its invested capital, attempts to align its interests with the financial and business objectives of its producer customers.

The vast majority of AmalgamationCo's gathering and processing contracts are volumetric service fee structures, based on a rate per Mcf of throughput. Approximately 70% of contracts in place at December 31, 2003 were subject to annual price escalation related to changes in the Alberta Consumer Price Index. This "toll for service" structure (as opposed to the commodity spread-based price structures predominantly used by midstream companies in the U.S.) does not create exposure to commodity price risk as revenues are a function of volumes processed. AmalgamationCo's investment is generally protected by the life of reserves behind the facility since producing wells typically remain connected to a gathering and processing system for their entire productive lives.

AmalgamationCo may seek additional contract support to underpin capital commitments through the addition of one or more of the following provisions:

Take or Pay: Take or pay arrangements are designed to ensure AmalgamationCo recovers its invested capital in a relatively short period of time. This is achieved by producers providing minimum volume or capital recovery commitments to AmalgamationCo. With minimum volume commitments the producer must process a specified volume at a rate per mcf over a specified period of time or pay any revenue shortfall. With capital recovery commitments the sum of the processing revenues must provide AmalgamationCo with a return on and of capital within a specified period or the producer pays the shortfall.

Capital and Operating Cost Recovery: The producer pays two distinct fees to AmalgamationCo, one to provide a return of and on capital and the other to cover AmalgamationCo's operating costs.

Area of Mutual Interest: These contract terms ensure any production brought on stream in a specified area must flow to an AmalgamationCo facility. When AmalgamationCo acquires or expands a new or existing facility, it generally secures projected future natural gas throughput by contractually committing the vendor of the facility to dedicate any production from specified reserves or future areas of development surrounding the facility. When AmalgamationCo acquires a facility the vendor is typically the largest producer utilizing that facility. As a result, AmalgamationCo is usually entitled to gather and process the majority of the natural gas production associated with the facilities it acquires as a result of its reserve dedication contracts.

Geographic Franchise with Economic Out: Contract provisions allow AmalgamationCo to terminate or renegotiate a contract if it is not economical to continue processing.

Length of Term

Where natural gas reserves have been dedicated under contract, the contract normally extends beyond one year and up to the life of the reserves depending on the amount of capital invested by AmalgamationCo in the facility. Where reserves have not been dedicated under contract or AmalgamationCo has not made a significant capital investment, the contracts are normally subject to termination by either party upon one to three months notice. Typically producing wells remain connected to a gathering and processing system for their entire productive lives, as the additional economic investment required to direct production elsewhere is usually not economical.

Type of Service

In general, producers have access to either firm service or interruptible service. Firm service offers producers priority to have their natural gas processed at the applicable AmalgamationCo facility subject to normal course maintenance and force majeure. Interruptible service is available only if the applicable facility has capacity available after all firm service commitments with respect to such facility have been satisfied. Firm service is normally provided to a producer when the producer's natural gas reserves have been dedicated to an AmalgamationCo facility.

Field Gathering and Processing - Operating and Maintenance Expenses

Operating and maintenance costs for gathering and processing facilities generally include: (i) labour costs for operators; (ii) materials consumed in processing or maintenance, including chemicals and lubricants; (iii) land lease costs; (iv) property taxes; (v) fuel and power costs; and (vi) other overhead costs. For the plants operated by AmalgamationCo, the most significant costs are labour, utilities, property taxes and repair and maintenance.

Field Gathering and Processing – Competition

Midstream companies currently provide a small portion of the midstream field processing function in Canada. AmalgamationCo estimates that on a net capacity basis, approximately 15% to 20% of the total estimated field processing capacity in western Canada is owned by midstream companies. AmalgamationCo competes with other midstream companies operating in the Western Canadian Sedimentary Basin, including Central Alberta Midstream, Duke Energy Field Services Canada Ltd., Keyspan Facilities Income Fund, EnerPro Midstream, Solex Gas Processing Corp. and ATCO Midstream. The remaining gathering and processing generally continues to be provided by the upstream natural gas exploration and production companies.

Field Gathering and Processing Competition


Other
8%
Central Alberta Midstream
22%
Duke Energy Field
Services Canada Ltd.
18%
Keyspan Facilities Income
Fund
14%
AltaGas Services Inc.
14%
Enerpro Midstream
10%
Solex Gas Processing
Corp.
9%
Atco Midstream
5%

Note: Based on net processing capacity in the Western Canadian Sedimentary Basin as of December 31, 2003, and excludes National Energy Board regulated plants.

The midstream industry continues to evolve and the competitive environment also continues to change. AmalgamationCo believes that with its proven field gathering and processing strategies and business attributes it will continue to effectively compete in the midstream market place. AmalgamationCo also believes that its operational skills and market coverage make it an excellent business partner for many exploration and production companies.

Field Gathering and Processing - Third-Party Facility Operations

AmalgamationCo provides well operating and common stream operator services to producers on a contract basis. Well operating services are offered to owners of wells connected to AmalgamationCo operated facilities on a fee-for-service basis. At December 31, 2003 AmalgamationCo operated 1,051 producing wells, up from 975 producing wells operated at December 31, 2002. The primary responsibility of a common stream operator is to balance the daily combined flow of natural gas through a particular common carrier pipeline receipt station by allocating the producer's production among the various shippers of natural gas. AmalgamationCo believes that additional opportunities to provide these services will arise as AmalgamationCo completes new tie-ins and expands and acquires facilities.

Extraction

AmalgamationCo owns extraction plant capacity through its interests in the ATCO and EnCana operated extraction plants at Empress, Alberta and the Taylor operated extraction plant at Joffre, Alberta. AmalgamationCo's working interest in these extraction assets provide stable fixed fee or cost of service type revenues and margin-based revenues. Also included in extraction is AmalgamationCo's Bantry field fractionation facility. Fractionation services at Bantry are provided on a rate per M^3 of product processed. Investment in extraction and field fractionation plants as at December 31, 2003 was approximately $53.0 million.

Extraction – Business Description

NGLs generally have greater value if extracted in liquid form and additional NGL recovery beyond downstream pipeline specifications may be carried out in order to capture the value of the NGLs. This additional recovery process can be done at field plants or at large extraction plants where economies of scale are realized. Although there are in excess of 700 field plants in western Canada which recover NGLs, ten extraction plants currently extract approximately 40% of all of the propane and butane and approximately 70% of ethane produced within the region. Nine of the plants are located in Alberta and process the vast majority of the natural gas exported from Alberta. Large extraction plants are located along major high volume pipeline transmission systems which transport natural gas to end-markets. Extraction plants "straddle" these transmission systems so that sufficient volumes of residual ethane and NGLs in the natural gas stream can be recovered to provide an acceptable rate of return on capital.

After extraction, NGLs must be fractionated into their constituent components of propane, butane and pentanes-plus. Some NGLs are fractionated at Empress, Alberta, or in the field, such as at AmalgamationCo's Bantry facility. However, most NGLs from field and extraction plants are shipped to Fort Saskatchewan, Alberta; Sarnia, Ontario; or Marysville, Michigan for fractionation. Propane, butane and pentanes-plus are used directly as energy products and as feedstocks for the petrochemical and crude oil refining industries.

The economics of NGL extraction are a function of the difference between the premium value of the ethane, propane, butane and condensate as separate marketable commodities compared to their value as constituents of the natural gas stream. If the components are not extracted, they are sold as natural gas for their heating value at the prevailing natural gas price. As NGLs, the components are sold at higher prices that reflect the premium value of each of the individual commodities.

When an extraction plant has more than one owner, the operator manages the facility according to the terms and conditions of an agreement that covers the construction, ownership and operation of the plant ("**CO&O Agreement**"). CO&O Agreements describe, among other things, the voting procedures and other mechanisms governing operating and capital expenditure decisions, processing rights, supply obligations and other aspects of

facility operations. A CO&O Agreement may also empower the operator to negotiate extraction rights and enter into ethane and NGL sales arrangements on behalf of all co-owners in the facilities. AmalgamationCo has directly negotiated extraction rights and ethane and NGL sales arrangements for the majority of its net processing capacity and net production. AmalgamationCo also regularly attends the operating committee meetings for those extraction plants where it owns a working interest.

Extraction assets are long life assets. AmalgamationCo estimates that the average remaining life of its extraction facilities is in excess of 20 years, which is based on large regional natural gas supply and demand.

Extraction - Plant Fee Structures

Extraction facility owners have the right to extract liquids from the natural gas stream, either directly as the owner of the gas, or through gas extraction agreements. The typical commercial arrangement involves the ethane and NGL extraction plant owner contracting with shippers on a gas transmission system for the right to extract the ethane and NGLs from the shipper's natural gas. By removing ethane and NGLs, the extraction plant is, in effect, extracting or shrinking a portion of the energy contained in the shipper's natural gas. The extraction plant owner pays the shipper for the extracted energy or alternatively purchases a sufficient volume of natural gas from the market to replace the extracted energy thereby keeping the shipper whole. This purchased gas is referred to as shrinkage make-up. Extraction contract terms may be for firm or interruptible processing, and may vary from monthly to multi-year in length. Currently the majority of AmalgamationCo's extraction agreements are multi-year term arrangements.

All of AmalgamationCo's net share of ethane production is sold through long term cost of service or fixed fee arrangements. The sales price received under these contracts provides for a return on and of capital and the recovery of certain operating costs, including shrinkage make-up attributable to that production. AmalgamationCo's share of ethane production is sold at the outlet of the plants, with the purchaser responsible for all downstream transportation and handling.

NGLs can be sold under a variety of arrangements. Approximately 50% of AmalgamationCo's net NGLs production is sold under long term fixed fee arrangements. These volumes do not bear any commodity price risk. The revenue from these NGL sales and the ethane sales provides a stable, predictable cash flow base.

Approximately 40% of AmalgamationCo's NGLs production is sold under short term contracts. The margins received on these volumes are subject to the spread between the price received for the NGLs extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs. The remaining 10% is sold under a profit and loss arrangement. If commodity prices or operating costs make NGLs extraction uneconomic, the NGLs may be reinjected or the facilities may be turned down or shut in. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGL prices and crude oil prices. As crude prices fall, NGL prices will generally decrease subject to other factors that influence supply and demand.

The following diagram shows the operating margin based on type of extraction contract.



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Operating Margin
2001
2002
2003
Years
NGL spread
NGLs fixed fee
Ethane cost of service

Extraction – Plant – Production

Extraction production is a function of natural gas volume processed, natural gas composition, recovery efficiency of the extraction plant and plant on line time. The following table represents a summary of the net capacity and production associated with extraction and fractionation plants in which AmalgamationCo holds an interest.

Extraction or Fractionation Plant	**Interest (percent)**	**Net Inlet Processing Capacity at Dec 31, 2003 (Mmcf/d)**		**Liquids Production 2003 (Bbls/d)[1]**	**Liquids Production 2002 (Bbls/d)[1]**
Empress ATCO	7.2	79	NGLs mix	611	592
			Ethane	668	620
Empress EnCana	10	120	NGLs mix	1,162	1,190
			Ethane	2,105	926
Joffre[2]	50	125	NGLs mix	634	75
			Ethane	2,609	0
Bantry	100	25	NGLs	393	399
Total		349	NGLs mix	2,800	2,256
			Ethane	5,382	1,546

Notes:

(1) *Average volumes for the fourth quarter.*
(2) Joffre became operational on December 18, 2002.

AmalgamationCo's net extraction and field fractionation plant annual average production since 2001 is as follows:

	2003	**2002**	**2001**
NGLs (Bbls/d)	2,504	1,974	1,555
Ethane (Bbls/d)	4,056	1,425	1,063
Total	6,560	3,399	2,618

Extraction - Empress ATCO Extraction Plant

At December 31, 2003 AmalgamationCo's ownership interest in the Empress ATCO extraction plant located in southeast Alberta on the Alberta Saskatchewan border was approximately 7.2%. The remaining interest in the facility is held by nine other owners with varying interests. AmalgamationCo's ownership corresponds to a 79 Mmcf/d share of the plant's 1,100 Mmcf/d inlet capacity. AmalgamationCo has contracted approximately 60 Mmcf/d of supply to fill its portion of the plant's capacity under long term contracts, of which 35 Mmcf/d expires mid-2004, with the remainder being supplied through short term arrangements. AmalgamationCo is currently pursuing alternatives to replace the expiring supply contract. The terms and conditions of any replacement agreement may be more or less favourable than those of the expiring contract. As there are five other extraction plants in the Empress area, there is considerable competition for these extraction rights. If AmalgamationCo is not successful in replacing this supply, the Empress ATCO plant may be turned down to reduce fixed operating costs, minimizing the downside associated with this risk.

The five-year ethane sales contract for AmalgamationCo's share of Empress ATCO ethane production expired December 31, 2003. Until negotiations for the replacement supply contract are finalized, AmalgamationCo's net ethane production is being sold under a month-to-month cost plus sales arrangement.

Approximately 65% of AmalgamationCo's share of NGLs production at Empress ATCO is sold under one-year evergreen marketing arrangements at the monthly market price for NGLs. The remaining 35% of AmalgamationCo's share of NGL production is sold under a long term profit and loss arrangement where revenues vary with product pricing.

Extraction - Empress EnCana Extraction Plant

Effective April 1, 1998 AmalgamationCo acquired a 10% interest in the Empress EnCana extraction plant. The other owners are EnCana (70%) and Devon Canada Corporation (10%) and Husky Oil Operations Limited (10%). The Empress EnCana extraction plant is located two kms southeast of the Empress ATCO extraction plant and began operations in September 1996. The plant was licensed to process 1,200 Mmcf/d of natural gas of which 120 Mmcf/d is AmalgamationCo's net share. Ethane recovery capability was added to the Empress EnCana extraction plant in the first quarter of 1999 and in the third quarter of 2003 modifications were completed to increase ethane production capability. AmalgamationCo invested $5.5 million, plus interest during construction, in its net share of the expansion and has seen net ethane production increase by approximately 1,200 Bbls/d.

AmalgamationCo has managed its gas supply risk at this facility by securing up to 120 Mmcf/d of natural gas throughput on a long term basis.

Prior to completion of the 2003 modifications made to increase the ethane production capability, AmalgamationCo's net share of ethane production was sold under a long term cost plus arrangement. This agreement was re-negotiated in conjunction with the expansion and AmalgamationCo currently sells its share of Empress EnCana ethane production under a cost of service type contract which also provides for the recovery of certain operating costs.

Approximately 90% of AmalgamationCo's net share of NGLs production generates fixed fee revenue plus reimbursement of associated operating costs, under a long term processing arrangement. The remainder is sold under a one-year evergreen marketing arrangement at the monthly market price for NGLs.

Extraction - Joffre Ethane Extraction Plant

AmalgamationCo and Taylor each own 50% of the ethane extraction plant at Joffre, Alberta. The plant, which was constructed during 2002 at a net cost to AmalgamationCo of $24.8 million, started operations in December 2002. AmalgamationCo's share of processing capacity is 125 Mmcf/d of natural gas and is capable of producing up to 5,200 barrels per day of ethane and NGLs. Taylor is operator of the facility.

The Joffre Plant is adjacent to NOVA Chemicals Corporation's ("**Nova**") Joffre petrochemical complex and recovers ethane and NGLs from the fuel gas used at the complex. All ethane production from the Joffre Plant is sold under a cost of service type contract with Nova which expires in 2031. Under this ethane sales agreement, a portion of the operating cost risk is borne by AmalgamationCo and Taylor. This portion is a function of the ratio of NGL production to total plant production. If operating costs increase or the ratio of ethane to total NGLs production falls, then the cost to AmalgamationCo and Taylor increase. AmalgamationCo and Taylor each market their respective 50% share of the NGLs production from the facility. AmalgamationCo sells its net share of NGLs production under a one-year evergreen marketing agreement at the monthly average market price for NGLs.

The Joffre Plant is physically configured such that NGLs production can easily be matched to market demand. This ability to step in and out of the NGLs market depending on NGLs pricing allows AmalgamationCo and Taylor to fully participate in the market when NGL prices are strong, while minimizing exposure during times of unfavourable pricing.

Extraction - Bantry Field Fractionation Facility

AmalgamationCo purchased the Bantry natural gas processing plant in May 2000 and expanded it in 2001 (see "*Information Concerning AmalgamationCo – Description of the Business – Gathering and Processing – Field Gathering and Processing – Facilities*"). The plant is equipped with fractionation facilities capable of producing up to 400 Bbls/d of specification propane, butane and pentanes-plus for sale to local markets.

Extraction - Competition

Currently there are six extraction plants in the Empress area. This results in significant competition for natural gas supply. In December, 2000 the Alliance Pipeline was placed into service which resulted in the reduction of gas flows past the Empress extraction complex by as much as 15%. AmalgamationCo is largely insulated from this natural gas supply competition through its long term natural gas supply contracts. Although there is the potential that a "richer" stream of gas supply could be directed to the Alliance Pipeline, which may result in a lower percentage of ethane and NGLs in the gas stream delivered to Empress, this has not been the case to date.

Transmission

Transmission pipelines represent a growing opportunity for AmalgamationCo. Transmission pipelines create footholds in new areas and market opportunities with exploration and production companies. AmalgamationCo entered the transmission business in 1998 and has acquired or constructed several transmission pipelines since that time.

The Suffield System which consists of two natural gas pipelines at Suffield, Alberta, is the largest contributor to AmalgamationCo's transmission revenues. AmalgamationCo acquired the Suffield System from subsidiaries of EnCana for approximately $95.0 million on December 19, 2002. The Suffield System, located in southeastern Alberta, transports natural gas produced on and around the Suffield military block to the TransCanada Transmission Canadian mainline at Burstall, Saskatchewan. Constructed by EnCana between 1998 and 2001, the Suffield System is regulated by the National Energy Board and rates on the system are based on a market-based tolling methodology. The two pipelines each have 200 Mmcf/d of transmission capacity. The south Suffield pipeline is a 147 km pipeline of 6 to 16 inch diameter pipe. The north Suffield pipeline is 96 km of 16-inch diameter pipe. The majority of the Suffield System's capacity is currently contracted by EnCana through transport or pay and volume commitments which will expire in 2022 and be renewable for one year periods thereafter. Volume commitments will increase annually from approximately 340,000 GJ/d in 2004 to approximately 400,000 GJ/d in 2010 and declining thereafter. AmalgamationCo sees an expanded transportation role for the Suffield System and will work with potential shippers to develop transportation opportunities to maximize the system's capabilities.

In June 2002, AmalgamationCo reclassified certain pipeline segments in the Cold Lake operating area in northeastern Alberta from gathering to transmission pipelines to align with the Alberta Department of Energy's new petroleum registry system implemented on November 1, 2002. The reclassified pipeline segments were combined with the Whitney Lake pipeline to create the ASI Cold Lake natural gas transmission system. AmalgamationCo

owns and operates the ASI Cold Lake natural gas transmission system which interconnects with TransCanada's Nova Gas Transmission Limited system and the TransGas Limited system, and consists of 36 receipt points and 39 delivery points (including five pipeline interconnects).

The ASI Cold Lake and Summerdale pipelines provide AmalgamationCo's gas services team with marketing and exchange opportunities as the pipelines are connected to major downstream pipeline systems that allow AmalgamationCo's customers to access Alberta and Saskatchewan markets.

The Kahntah pipeline is regulated by the National Energy Board on a complaints basis. The entire capacity of that system is contracted until 2005. The Porcupine pipeline is a single shipper pipeline with contract expiry in 2006. Both systems are integral in the delivery of their respective products to market and new contracts are expected to be negotiated prior to expiration.

AmalgamationCo provides transportation on its transmission lines through cost of service type fee structures with the exception of the Suffield and Kahntah pipelines which are take or pay arrangements.

The following table provides a summary of the gross capacity of AmalgamationCo's transmission pipelines at December 31, 2003:

Transmission Pipeline	Product	Area	Design Capacity	Operating Capacity	Throughput[1]	Length (km)
Kahntah	Natural Gas	NE BC	95 Mmcf/d	35 Mmcf/d	3 Mmcf/d	55
Suffield	Natural Gas	SE Alta	400 Mmcf/d	400 Mmcf/d	324 Mmcf/d	243
Summerdale	Natural Gas	Central Alta	24 Mmcf/d	24 Mmcf/d	18 Mmcf/d	18
ASI Cold Lake	Natural Gas	East Central Alta	80 Mmcf/d	80 Mmcf/d	56 Mmcf/d	253
Battle Lake	Natural Gas	Central Alta	15 Mmcf/d	15 Mmcf/d	2 Mmcf/d	16
Porcupine Hills	Condensate	SW Alta	11,600 Bbls/d	11,600 Bbls/d	3,947 Bbls/d	164

Note:

(1) Represents 2003 fourth quarter average.

Other

AmalgamationCo makes modest investments in industry service companies when AmalgamationCo considers it to be prudent and if there is an opportunity to enhance AmalgamationCo's existing business activities. At December 31, 2003, AmalgamationCo's investment in public and private companies was $20.2 million.

During 2003, AmalgamationCo acquired 19.2% of Taylor, whose business is the ownership and operatorship of facilities in the midstream sector of the western Canadian natural gas industry. On April 23, 2003 AmalgamationCo acquired 1,872,735 of Taylor's outstanding limited partnership units for $9.4 million and on October 17, 2003, AmalgamationCo purchased an additional 1,592,250 limited partnership units for approximately $8.7 million. AmalgamationCo and Taylor, which each own a 50% interest in the Joffre ethane extraction plant, expect to benefit over the longer term from this relationship by capturing mutually beneficial growth opportunities.

Energy Services

Energy Services includes power services, natural gas services and oil and natural gas production.

Power Services

AmalgamationCo supplies 453 MW of power to markets through power purchase based arrangements including a 50% ownership interest in the Sundance B PPA and the Genesee Energy Contract. AmalgamationCo's 453 MW of power represents approximately 4% of Alberta's power capacity at December 31, 2003.

PPAs were established in 1999 under Alberta's program of power industry deregulation. Alberta is currently the only province providing this opportunity. PPAs, which in form resemble contracts, were created to separate ownership of the physical power generation assets from ownership of their output.

Power Services - Sundance B Power Purchase Arrangement

On December 28, 2001 AmalgamationCo acquired a 50% interest in the Sundance B PPA through the ASTC Power Partnership. The 50% interest in the Sundance B PPA provides AmalgamationCo with the rights to 353 MW of power generation capacity, energy and ancillary services from the coal fired Sundance B plant until December 31, 2020.

The ASTC Power Partnership

AmalgamationCo and TransCanada Energy form the ASTC Power Partnership. Each partner owns a 50% share and contributed 50% of the approximately $220.0 million Canadian required to purchase the Sundance B PPA from Enron Canada Power Corporation ("**ECPC**"). ECPC originally purchased the Sundance B PPA for $294.8 million Canadian at an auction arranged by the government of the Province of Alberta on August 24, 2000.

ASTC Power Partnership started dispatching power effective December 29, 2001. AmalgamationCo maintains the books and records of the partnership, including providing the accounting services. TransCanada, an experienced PPA owner and manager, having purchased the Sundance A PPA in August 2000, manages the Sundance B PPA daily operations including the dispatch of power into the Power Pool. Each of the partners is responsible for managing its own market risk associated with its acquired power generation capacity.

The Sundance B Plant

TransAlta Corporation owns the Sundance B plant which is located approximately 70 kms west of Edmonton, Alberta, and has been operating since 1976 (Unit 3) and 1977 (Unit 4). The Sundance complex consists of Units 1 through 6. An auction conducted on August 24, 2000 grouped the Units into three plants:

- Sundance A Plant - Units 1 and 2
- Sundance B Plant - Units 3 and 4
- Sundance C Plant - Units 5 and 6

A separate PPA was created and auctioned for each of the above plants. TransCanada owns the PPA for Sundance A, and EPCOR Utilities Inc., owned by the City of Edmonton, owns the Sundance C PPA. The Sundance complex is connected to the Alberta Interconnected Electric System, allowing access to markets in Alberta, B.C., Saskatchewan and the United States.

The Sundance B PPA is divided into two PPAs, Unit 3 and Unit 4, one for each of the two units, comprising the Sundance B plant. ASTC Power Partnership holds the Sundance B PPA as partnership property, with both partners having an equal interest in each PPA.

The Sundance B Plant – Power Sales

Revenue from the sale of power is largely driven by megawatt hours of production and by Alberta Power Pool prices ("**Pool prices**"). The relationship between production, Pool prices, and cost of sales is complex.

All of the power produced in Alberta is currently sold into the Power Pool of Alberta (the "**Pool**"). The Pool operates an open market for the exchange of electricity. The Pool establishes the power price based on power offers from Pool participants utilizing a uniform pricing model whereby the marginal unit establishes the price for all generators. Pool schedulers sort the offers, by price, into a stacked merit order beginning with the lowest cost producer thereby defining a supply curve for each hour. By matching energy supply with demand, the Pool establishes a uniform hourly market price, which is published on the Pool's website. In Alberta, coal fired electrical generation is generally produced at a lower cost than gas fired electrical generation.

Under the Sundance B PPA, ASTC Power Partnership holds the rights to the power capacity, energy and ancillary services from Units 3 and 4 of the Sundance B plant. Day to day operation of the Sundance B PPA requires ASTC Power Partnership to communicate the volume of power available and the price of the power to TransAlta and to sell that power as it becomes available. ASTC Power Partnership is obligated to pay TransAlta a price which covers TransAlta's capital and operating costs as determined by mechanisms in the Sundance B PPA and provides TransAlta with a reasonable profit. The majority of ASTC Power Partnership's cost of sales are the relatively fixed costs paid to TransAlta and the variable costs of transmission and Pool trading charges.

Each of Units 3 and 4 has a nameplate capacity of 353 MWs. The Sundance B PPA recognizes that the plant will not produce at 100% capacity all of the time. TransAlta is obligated to provide AmalgamationCo financial compensation to a stated target availability level regardless of actual generation of electricity from the Sundance B plant. This is accomplished by a financial payment based on the difference of the actual availability below the target availability level multiplied by the Rolling 30-Day Average Pool Price ("**RAPP**"). During these under-generation periods AmalgamationCo has financial exposure on the difference between the Alberta spot price and RAPP on its fixed for floating swap position. The exposure is minimized through the diversification offered by the two units at each of the Sundance B and Genesee plants, unit contingent hedges, basis swaps, and replacement power purchases.

TransAlta is an experienced operator of coal-fired electrical generation facilities and has financial incentives to operate the Sundance B plant efficiently and at high levels of electricity generation. The plant uses coal from the adjacent Highvale Mine which has sufficient reserves for the expected fuel requirements of the Sundance B plant beyond the life of the Sundance B PPA.

Power Services - Genesee Energy Contract

On March 18, 2003 AmalgamationCo announced it was a successful bidder for 100 MW of power capacity in the Alberta government's third phase of the Market Achievement Plan II auction. Accordingly, AmalgamationCo entered into the Genesee Energy Contract with the BPA for the right to 100 MW of power capacity at the EPCOR Generation Inc. operated Genesee plant located southwest of Edmonton, Alberta for a three year term commencing April 1, 2003. The 100 MW of power capacity is a portion of the capacity at the Genesee plant to which the BPA has rights pursuant to a PPA. The Genesee plant is a coal fired facility consisting of two independent units.

The Genesee Energy Contract required no capital outlay by AmalgamationCo, but instead requires AmalgamationCo to pay a competitively priced fixed monthly capacity charge for the power capacity. Other costs associated with the contract include a monthly energy payment and incentive payment, transmission and Pool trading charges. Power from the Genesee Energy Contract is sold in the same manner as the Sundance B PPA to provide stable and predictable earnings and cash flow.

Power Services - Risk Mitigation

The main risk faced by AmalgamationCo in the power business is the fluctuations in the margin between power revenues and the cost for power. This is generally created through changes in power prices, increases in operating costs, changes in transmission rates and reductions in power available for sale, mainly due to outage and force majeure events.

AmalgamationCo does not engage in speculative trading of power. AmalgamationCo manages its acquired power capacity to provide stable, predictable earnings and cash flow over time. AmalgamationCo reduces its exposure to floating electricity prices by supplying AmalgamationCo's internal electrical demand requirements and

by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk. AmalgamationCo's hedging strategy targets the optimal balance between operating margin certainty and operational flexibility.

During 2003, the average monthly Pool price ranged from a low of $43.63 per MWh in September to a high of $89.80 per MWh in March. The average all hours Pool price for 2003 was $62.98/MWh compared to $43.85 per MWh for 2002. The average sales price received by AmalgamationCo for 2003 was $47.03 per MWh compared to $41.27 per MW during 2002. AmalgamationCo has sold a substantial portion of its power forward for 2004. Pool prices are primarily driven by industrial and residential demand and a changing portfolio of supply.

The following chart provides a summary of power prices and volumes for the two years AmalgamationCo has been in the power business.

	Year ended December 31, 2003	**Year ended December 31, 2002**
Volume of power sold (thousands of MWh)	3,266	2,669
Average price received on the sale of power ($/MWh) [(1)]	47.03	41.27
Alberta Power Pool average spot price ($/MWh) [(1)]	62.98	43.85

(1) Average for the period.

Both the Sundance B and Genesee plants are made up of two units that are physically independent of each other. AmalgamationCo's supply portfolio is enhanced with its four independent supply sources as it is unusual that all units would experience reduction in production or would be shut down at the same time whether for planned maintenance or otherwise.

In the event of any force majeure related to the Sundance B PPA, AmalgamationCo is entitled to a termination payment from the BPA equal to its portion of the net present value of the amortized Sundance B PPA purchase price to that date. With respect to a force majeure event on the Genesee Energy Contract, AmalgamationCo may elect to terminate the contract upon paying three monthly capacity charges or alternatively can continue to suspend payment and revenues from the specific Genesee unit. AmalgamationCo has further minimized the risk of a force majeure event to a particular unit by diversifying its supply over four units, entering into unit contingent hedges, and executing independent backstopping arrangements to supply electricity in the event of a force majeure.

<u>Power Services - Competition</u>

AmalgamationCo does not sell retail power and targets customers with a minimum baseload requirement of two MWh. The Sundance B PPA and Genesee plants are two of the lowest-cost power producers in their market and lowest in the dispatch merit order. AmalgamationCo expects most new supply to come from natural gas-generated power, which is not expected to be less costly than power generated through its PPA based arrangements.

Gas Services

AmalgamationCo's focus is to efficiently manage and market natural gas processed through its field gathering and processing, transmission and extraction facilities. AmalgamationCo also markets gas for a supply pool of producers, and purchases gas for AltaGas Utilities and a select group of industrial users.

There is minimal capital required to operate AmalgamationCo's gas services business. AmalgamationCo generally does not take on commodity price risk in connection with its marketing business and has implemented rigorous risk management processes and systems to carefully monitor and manage its Gas Services business.

Gas Services - Natural Gas Marketing and Supply Management

AmalgamationCo markets natural gas from a supply from deliveries of natural gas processed at AmalgamationCo's facilities and from other clients with natural gas supply unassociated with AmalgamationCo's

facilities. AmalgamationCo markets natural gas under both short term and long term contracts, with the principal objective of providing a diversified portfolio of market contracts to both producers and end-users.

Natural gas marketing services are primarily fee or margin based, with revenue increases closely tracked by increases in costs to purchase the commodity. As a result, commodity price swings have minimal impact on AmalgamationCo's natural gas marketing operating cash flows. Marketing sales are generally made on a "netback" basis where AmalgamationCo earns a fee based on the gross sales less amounts paid by AmalgamationCo, including pipeline tariffs and fuel costs. AmalgamationCo does not speculate on the commodity price of natural gas on its own behalf or on behalf of its customers.

Inherent in normal marketing activities is the risk that a purchaser does not pay for the commodity delivered or a supplier does not deliver volumes contracted for purchase by AmalgamationCo. AmalgamationCo minimizes this risk by conducting credit reviews on clients and by structuring contracts to provide for either set-offs of monies owing against other payables or by putting in place other security arrangements when required in accordance with its risk management policies.

In 1999, AmalgamationCo assumed the gas management responsibilities for AltaGas Utilities. This contract, which provides for a monthly fee-for-service plus the reimbursement of all third party costs and extraordinary costs incurred by AmalgamationCo, establishes AmalgamationCo as the exclusive supply manager in respect of all matters relating to AltaGas Utilities' natural gas supply requirements. In 2002, AmalgamationCo took on gas management responsibilities for the Joffre ethane extraction plant.

AmalgamationCo also markets or exchanges all of the volumes that flow through its ASI Cold Lake and Summerdale pipeline systems. In a gas exchange transaction AmalgamationCo buys natural gas on the TransCanada system to "pay back" clients whose natural gas AmalgamationCo has physically delivered to customers on an AmalgamationCo system. By purchasing or exchanging gas on these pipeline systems and at other facilities, AmalgamationCo has been successful in achieving positive margins for AmalgamationCo while providing improved netbacks for its producers. Net revenues from such marketing and gas exchange opportunities are derived from low-risk opportunities based on transportation cost differentials between pipeline systems.

AmalgamationCo has also historically provided pipeline transportation capacity mitigation services whereby it saved customers money by conducting transactions that mitigate the cost associated with excess pipeline transportation commitments. While AmalgamationCo no longer derives a material amount of margin from transportation capacity mitigation, it does often manage the third party pipeline transportation requirements of its gas marketing customers under contractual arrangements whereby it is indemnified for all risks and obligations relating to the customer's transportation contracts. In addition, AmalgamationCo has contracted for a nominal amount of firm receipt capacity on TransCanada's Alberta system with terms varying between one and five years which it uses to offset producer client deliveries using higher-priced interruptible service. These differentials are retained by AmalgamationCo.

Gas Services - Customers

AmalgamationCo buys natural gas from approximately 90 customers and sells natural gas to approximately 45 customers, with no customer representing 10% or more of consolidated revenues during 2003 or 2002. In 2003, AmalgamationCo marketed 180 Mmcf/d on average of natural gas.

Gas Services - Competition

In the natural gas marketing business, AmalgamationCo's competitors range from single-person operations to large marketing and aggregation companies. Prior to 2002, many large energy marketers competed for very thin margins with success achieved by providing a wide range of "value-added" energy services and by trading large volumes. As a result of recent changes in the industry, the primary source of competition is now the marketing arms of large oil and gas producers as well as a few creditworthy energy utilities.

AmalgamationCo competes in this environment by focussing on marketing natural gas produced at its gathering and processing facilities, as well as the gas of smaller natural gas producers whose needs cannot be met by larger marketers who have difficulty providing personal service to smaller clients.

AmalgamationCo's gathering and processing and gas services operations are highly inter-related. Past experience indicates that AmalgamationCo's facilities assets and the areas in which they are located provide considerable opportunity to increase AmalgamationCo's gas services client base. AmalgamationCo also expects that additional opportunities to provide services will arise as AmalgamationCo completes new tie-ins and expands and acquires facilities.

Oil and Natural Gas Production

AmalgamationCo is not in the business of exploration and development of natural gas reserves as AmalgamationCo does not want to compete with producers flowing natural gas through AmalgamationCo's gathering and processing systems. However, in connection with larger acquisition transactions that included gathering and processing facilities, AmalgamationCo has accumulated a portfolio of oil and natural gas production and shares of small oil and gas production companies. AmalgamationCo continues to hold and produce some of the production to act as natural hedges to business activities such as shrinkage make-up at extraction plants, and natural gas marketing related risks including credit risk. At December 31, 2003 AmalgamationCo's capital investment in oil and natural gas production was $28.0 million. Oil and natural gas production represented less than 3% of AmalgationCo's total operating margin in 2003.

Natural Gas Distribution

AmalgamationCo operates a natural gas distribution business through its indirect wholly-owned subsidiary, AltaGas Utilities, its one-third interest in Inuvik Gas and its 24.9% interest in Heritage Gas. AmalgamationCo's Natural Gas Distribution business segment contributed net revenues of $30.5 million for the year ended December 31, 2003 which was approximately 13.9% of total net revenues.

Natural Gas Distribution - AltaGas Utilities Inc.

The AltaGas Utilities acquisition, effective June 30, 1998 included the purchase of AltaGas Utilities for $62.5 million plus $45.3 million of assumed AltaGas Utilities debt. At December 31, 2003 AltaGas Utilities served approximately 59,500 customers, representing approximately 6% of the Alberta natural gas distribution market.

AltaGas Utilities' head office is located in Leduc, Alberta. Operating since 1947, AltaGas Utilities delivers natural gas to residential, farm and small commercial customers in more than 90 communities and surrounding rural areas throughout Alberta including Athabasca, Barrhead, Bonnyville, Drumheller, Elk Point, Grande Cache, Hanna, High Level, Leduc, Morinville, Pincher Creek, St. Paul, Stettler, Three Hills and Westlock. During 2003, AltaGas Utilities delivered approximately 23.5 Bcf through its system.

AltaGas Utilities, like all Canadian natural gas distribution companies, is provincially regulated as to natural gas tariffs for sales and transportation. AltaGas Utilities is regulated by the AEUB which exercises statutory authority over matters such as rate base, rate of return on common equity, the common equity component of the rate base and natural gas cost recovery rates. Rate base generally consists of the aggregate of a utility's approved investment in plant, property and equipment in service less accumulated depreciation plus an allowance for working capital. Net rate base excludes "no-cost capital", which are unamortized contributions and grants from governments and certain customers. AltaGas Utilities' gross rate base was $140.4 million in 2003 compared to $137.1 million in 2002 and net rate base was $88.2 million for 2003 compared to $85.7 million in 2002. The increase in rate base is due to an increase in net plant in service offset, in part, by a decline in required working capital.

On June 27, 2003 AltaGas Utilities filed a 2003/2004 General Rate Application with the AEUB proposing a negotiated settlement process for Phase 1 of this proceeding. In Phase 1 proceedings the revenue requirements of the company are determined, while Phase 2 proceedings determine the rates that will be charged to each customer class. On July 29, 2003 the AEUB approved the commencement of negotiations with respect to all components of

revenue requirement except the 2004 capital structure and rate of return on common equity which will be determined through a Generic Cost of Capital Proceeding. The negotiated settlement process was concluded in early 2004 with an agreement with the customer representatives and, subject to AEUB approval, AltaGas Utilities will be allowed to recover a return on equity of 9.5% on an equity component of 41% for the year 2003. The public hearing portion of the Generic Cost of Capital Proceeding was completed on January 16, 2004, reply argument from all parties is scheduled to be filed by April 5, 2004 and a decision is expected by the end of June 2004.

On April 12, 2002 the AEUB issued a decision on AltaGas Utilities' general rate application for 2000/2002. The AEUB set AltaGas Utilities' allowed rate of return on common equity for 2002 at 9.7%. The proportion of the net rate base and the gross rate base deemed to be financed by common equity was left unchanged at 41% and 25% respectively. In the Generic Cost of Capital proceeding AltaGas Utilities has requested a rate of return on common equity of 11.5% and a capital structure comprised of 45% equity and 55% debt. In November 2002 AltaGas Utilities filed the Phase 2 of its 2000/2002 general rate application with the AEUB. In 2003 this proceeding was discontinued on the basis that all Phase 2 matters would be carried forward to the 2003/2004 proceedings.

The natural gas distribution business is highly seasonal with the majority of natural gas demand occurring during the winter heating season which extends from mid-October to mid-April. Natural gas sales during the winter typically account for approximately two-thirds of annual natural gas distribution revenue resulting in strong first and fourth quarter results and second and third quarter results that show either small profits or losses.

AltaGas Utilities Inc. - Transmission and Distribution System

AltaGas Utilities' distribution system consists of approximately 19,300 kms of pipe, operating at pressures from 200 kilopascals to 8,755 kilopascals. AltaGas Utilities uses steel and aluminium pipe to transport natural gas at higher pressures while natural gas at lower pressures is transported primarily by plastic pipe. There are approximately 740 small and mid-sized metering and pressure regulating stations throughout AltaGas Utilities' distribution network. AltaGas Utilities' distribution system does not require any compressors.

Substantially all of AltaGas Utilities' transmission pipelines and laterals are constructed on rights-of-way granted by the Government of Alberta or the owners of privately-held lands. The duration of these grants may be either in perpetuity, for as long as the rights-of-way are used for a pipeline or for fixed terms negotiated by AltaGas Utilities. Crossings under or over highways, railways and bridges have been constructed pursuant to orders or permits from the appropriate authorities or owners. Distribution pipelines are constructed, for the most part, under highways and streets pursuant to permits or orders from the appropriate authorities, franchise agreements entered into with municipalities and rights-of-way held directly. Major transmission and distribution related buildings of AltaGas Utilities, such as the administration, storage and maintenance buildings throughout its franchise areas, are located on freehold land owned by AltaGas Utilities.

AltaGas Utilities Inc. - Natural Gas Supply and Transportation Arrangements

AmalgamationCo assumed the management of AltaGas Utilities' natural gas supply arrangements on November 1, 1999. The majority of AltaGas Utilities' natural gas supply is purchased from natural gas producers and marketing companies. AltaGas Utilities currently buys the majority of its natural gas under monthly and peaking arrangements. AltaGas Utilities has a deferred natural gas accounting process in place whereby the customers pay the forecast cost of natural gas and differences between forecast and actual costs are either refunded to or collected from customers in a subsequent period.

AltaGas Utilities purchases the majority of its natural gas off TransCanada's Alberta system. Deliveries are made at various Alberta delivery points into the AltaGas Utilities system for delivery to its various customers. AltaGas Utilities' natural gas supply arrangements provide that TransCanada transportation charges are paid by natural gas suppliers.

AltaGas Utilities Inc. - Franchises

As of December 31, 2003 AltaGas Utilities held 72 franchises; 51 distribution franchise agreements under the *Municipal Government Act* (Alberta); one permit granted by Indian and Northern Affairs Canada ("**INAC**") and 21 rural franchise approvals under the *Gas Distribution Act* (Alberta). The distribution franchise agreements under the *Municipal Government Act* (Alberta) have terms of up to 20 years with, as at December 31, 2003, an average remaining term of 2.1 years. The majority of the distribution franchise agreements contain a provision to the effect that if the municipality chooses not to renew the franchise, the municipality must purchase AltaGas Utilities' distribution system within the municipality. The purchase price may be set by the AEUB should the parties fail to agree. Precedents based on Supreme Court decisions indicate that the price would be the full reproduction value less loss in value of the system. While such franchise or operating agreements are in effect, some municipalities receive fees based on a percentage of either the gross or net revenue from natural gas sales in the municipality. Franchise fees are collected directly from customers as a separate item similar to a sales tax and are not included in revenues. The permit granted by INAC and a related operating agreement are currently under renegotiation. The rural franchise approvals under the *Gas Distribution Act* (Alberta) continue in perpetuity or until revoked by the Government of Alberta. Four rural franchises, covering Métis Settlements, are also subject to the terms of operating agreements which contain provisions for the settlements to acquire the distribution systems. Two Métis Settlements are currently evaluating the feasibility of acquiring the distribution systems serving their areas. These systems serve approximately 350 customers representing 0.6% of the customer base. In 2003, AltaGas Utilities was involved in negotiations with the Alberta Urban Municipalities Association to establish a standard franchise agreement. It is expected that most municipalities in Alberta will use this standard agreement when renewing franchises with natural gas distributors. AltaGas Utilities filed an application to renew the franchise for the Town of Bonnyville using the new standard agreement. A public hearing before the AEUB that was held to review the application resulted in the AEUB approving the application. Several municipalities had not renewed their franchises pending the drafting and approval of the standard franchise agreement. With the approval of the standard franchise agreement AltaGas Utilities anticipates that renewals will be negotiated. At December 31, 2003 seven franchise renewal applications had been filed for approval with the AEUB. Each of these renewals is for a ten year period.

AltaGas Utilities Inc. - Customers

AltaGas Utilities' market consists primarily of residential and small commercial customers located in smaller population centres or rural areas. Within AltaGas Utilities' current franchise areas, AltaGas Utilities has nearly achieved market saturation. Growth opportunities in these areas are tied to the general strength and growth of the local economy. New customers are added primarily as new subdivisions are developed. AltaGas Utilities expects customer growth of approximately 1.5% annually in these existing areas. New customer installations totalled 1,119 in 2003, 1,511 in 2002, 886 in 2001, 889 in 2000 and 913 in 1999.

Percent of Revenue by Customer Type



Other
17%
Commercial
26%
Rural
18%
Residential
39%

AltaGas Utilities had 3 franchise areas as shown below that each accounted for 3.9% or more of AltaGas Utilities' revenues and distribution volumes at December 31, 2003.

Area	Percentage of AltaGas Utilities' Revenues	Percentage of AltaGas Utilities' Distribution Volumes
City of Leduc	9.9	9.6
Town of Drumheller	4.5	4.3
Town of Bonnyville	4.2	3.9

AltaGas Utilities Inc. - Capital Expenditures

Approximate capital expenditures, net of customer contributions, government grants and asset disposal proceeds by AltaGas Utilities during the past five years ended December 31 are set out below:

Year	Capital Expenditures
2003	$7.5 million
2002	$8.2 million
2001	$7.0 million
2000	$4.4 million
1999	$0.8 million

AltaGas Utilities Inc. - Competition

AltaGas Utilities is a regulated natural gas distribution monopoly within its current franchise areas, but competes with distributors of other forms of energy including electricity, heating oil and heavy fuel oil. Natural gas has proven to be an economical and environmentally preferred fuel choice in recent years. Natural gas is the predominant energy form in the residential heating market throughout AltaGas Utilities' franchise areas. In 2003, the majority of AltaGas Utilities' revenues resulted from natural gas sales to the residential and commercial heating market. The primary competition to natural gas in the heating market has historically been from domestic fuel oil, propane and electricity.

AmalgamationCo expects that natural gas will continue to hold a price and environmental advantage over alternative energy sources.

Natural Gas Distribution - Inuvik Gas

Inuvik Gas is the distribution arm of the Ikhil Gas Project. This project provides the Town of Inuvik with an economical alternative energy source for power generation and commercial and residential heating. Previously, diesel brought in from Edmonton was the primary energy source for Inuvik.

Inuvik Gas obtained an exclusive franchise agreement from the Town of Inuvik to distribute and sell natural gas within the Town of Inuvik. Several of the government buildings (including public housing, schools, hospital and college) were converted to natural gas service during the initial start-up of the distribution system in the fall of 1999. Other commercial and residential buildings have subsequently been converted bringing the total number of buildings using natural gas service at December 31, 2003 to 648 from 616 at December 31, 2002. The annual average volume of natural gas distributed in 2003 was 0.8 Mmcf/d. Any future volume growth is dependent on customer conversions to natural gas and new construction projects in the Inuvik area.

Inuvik Gas is regulated by the Northwest Territories Public Utilities Board ("**NWTPUB**") and is presently exempt from full regulation as a public utility, but is subject to light-handed regulation on a complaint basis and is required to file its rates and terms and conditions of service with the NWTPUB as and when revised from time-to-time.

Enbridge and AltaGas Utilities provide engineering and administrative support respectively for Inuvik Gas.

Natural Gas Distribution - Heritage Gas

AmalgamationCo is embarking on an opportunity to take advantage of its knowledge and experience in the natural gas distribution business and to diversify AmalgamationCo's geographic operating area. On August 16, 2002, Heritage Gas, a Nova Scotia company owned by AmalgamationCo (24.9%), SaskEnergy International Inc., a subsidiary of SaskEnergy Inc. (50.1%), and Scotia Investments Limited, a private investment holding company (25.0%) filed an application for the right to distribute natural gas to certain counties in Nova Scotia. A decision was rendered by the Nova Scotia Utility and Review Board ("**NSURB**") on February 7, 2003 which granted Heritage Gas a full regulation class franchise for a period of 25 years.

In its decision the NSURB granted Heritage Gas a regulated rate of return of 13% on a 45% equity component and an 8.75% cost of debt on a 55% debt component of its capital structure. Heritage Gas accepted the distribution franchise on June 3, 2003 and since has acquired and constructed gas distribution facilities and undertaken those activities necessary to establish an operational natural gas distribution utility. On December 19, 2003 the NSURB issued to Heritage Gas an interim approval of a schedule of rates, tolls and charges and a license to operate. A full general tariff application for test years 2004 to 2008 will be filed in 2004. Heritage Gas activated its natural gas distribution system on December 20, 2003.

Subject to NSURB approval, during the first five years of operation, the weather normalized under or over recovery of the annual revenue requirement will be accumulated and either recovered from or refunded to customers through adjustments to future rates. There was no material impact on AmalgamationCo's 2003 earnings from Heritage Gas.

Environmental Regulation

The natural gas gathering and processing industry and the power generation industry are subject to environmental regulation pursuant to local, provincial, territorial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. Due to the highly toxic and corrosive nature of sour gas, numerous extra regulatory precautions are applied to sour gas wells, processing facilities and pipelines. Environmental legislation can affect the operation of facilities and limit the extent to which facility expansion is permitted. In addition, provincial, territorial and federal legislation requires that facility sites and pipelines be abandoned and reclaimed to the satisfaction of provincial authorities and local landowners. A breach of such legislation may result in the imposition of fines, the issuance of cleanup orders or the shutting down of facilities and pipelines.

AmalgamationCo takes its responsibility to protect the environment in which it operates very seriously. Its mandate is to fully comply with all environmental laws and regulations and to immediately and efficiently deal with any environmental incidences. AmalgamationCo believes that the cost of complying with current environmental laws and regulations has not had and will not have a material effect on AmalgamationCo's financial position.

With respect to the Kyoto Protocol on Climate Change (the "**Kyoto Protocol**"), although federal and provincial implementing legislation and related regulations are not currently available, AmalgamationCo is embarking on a program to quantify its current level of greenhouse gas emissions. In that way, AmalgamationCo will be in a position to proactively develop a strategy to reduce greenhouse gas emissions consistent with federal and provincial legislation and regulations. At this point in time, AmalgamationCo cannot determine definitively whether the impacts of the Kyoto Protocol will have a material affect on its financial position.

Human Resources

At December 31, 2003 AmalgamationCo and its subsidiaries employed a total of 517 individuals. Approximately 269 individuals were directly employed in the Gathering and Processing segment, 19 were directly employed in the Energy Services segment and 159 were directly employed in Natural Gas Distribution segment with corporate support of 70 employees.

None of AmalgamationCo's employees, other than certain employees of AltaGas Utilities, is currently a member of a collective bargaining unit. Approximately 85 employees of AltaGas Utilities are members of a bargaining unit, the Communications, Energy and Paperworkers Union of Canada, Local 1947. A collective agreement was in place until December 31, 2003 and is under renegotiation. AltaGas Utilities' management expects that a mutually beneficial extension of the collective agreement will be reached with the bargaining unit in the first quarter of 2004. Over the 22-year history of its relationship with the bargaining unit, AltaGas Utilities has not experienced any labour disruption due to the collective bargaining process. AltaGas Utilities and members of the bargaining unit participate in a Labour Management Committee that meets quarterly to review and take action on important issues in a timely manner.

Directors and Officers

The name, municipality of residence and proposed position of each of the initial directors and officers of AmalgamationCo are as follows, as selected by the General Partner pursuant to the Unanimous Shareholder Agreement. It is anticipated that the principal occupation of each of the initial directors and officers of AmalgamationCo will be acting as an officer of AmalgamationCo.

Name and Municipality of Residence	Proposed Position with AmalgamationCo
David W. Cornhill Calgary, Alberta	Chairman of the Board of Directors and Chief Executive Officer
Dennis A. Dawson Calgary, Alberta	Vice President, General Counsel and Corporate Secretary and Director
Gary R. Holden Calgary, Alberta	President and Chief Operating Officer and Director
Kim R. Hubick Calgary, Alberta	Corporate Controller
Denise M. Kitagawa Calgary, Alberta	Divisional Vice President Extraction and Transmission
Gerry M. Malin Calgary, Alberta	Vice President Regulatory and Northern Development
Patricia M. Newson Calgary, Alberta	Senior Vice President Finance and Chief Financial Officer and Director
Marilyn A. Pfaefflin Calgary, Alberta	Treasurer
Kent E. Stout Airdrie, Alberta	Vice President Corporate Resources
Marshal L. Thompson Calgary, Alberta	Segment Vice President Gathering and Processing

The biographies for each of the initial directors and officers of AmalgamationCo are as set out below to the extent any such individual is not also a member of the Board of Directors of the General Partner, in which case please see above under "*Information Concerning the General Partner – Board of Directors*":

Dennis A. Dawson
Vice President, General Counsel and Corporate Secretary

Dennis Dawson joined AltaGas as Associate General Counsel on August 15, 1997 after consulting with AltaGas from July 1996. Effective July 1, 1998 he became AltaGas' General Counsel and Corporate Secretary and effective December 17, 1998 Mr. Dawson became Vice President, General Counsel and Corporate Secretary. Mr. Dawson has 20 years of oil and natural gas experience including nine years as General Counsel for Pan-Alberta Gas Ltd., a major Canadian natural gas marketing company.

Gary R. Holden
President and Chief Operating Officer

Gary Holden was appointed AltaGas' President and Chief Operating Officer on April 1, 2003. Mr. Holden brought to AltaGas extensive energy industry experience, both in the electrical and oil and gas markets. Prior to joining AltaGas, Mr. Holden held the position of Chairman, CEO and President of EnSource Energy Services Inc. Prior to that Mr. Holden spent 18 years with TransAlta Corporation where he held various positions including Executive Vice President of Generation and Chief Executive Officer and Managing Director of TransAlta New Zealand Ltd. He currently sits on several private and public boards.

Kim R. Hubick
Corporate Controller

Kim Hubick joined AltaGas as Corporate Controller on June 1, 2003. Prior to joining AltaGas, Mr. Hubick held the position of Vice President, Finance and Business Services with Central Alberta Midstream. Prior to that, Mr. Hubick held senior level finance related roles in the transportation and the exploration and production industries.

Denise M. Kitagawa
Divisional Vice President Extraction and Transmission

Denise Kitagawa was a Vice President with AltaGas since its inception on April 1, 1994. Her previous responsibilities at AltaGas included finance and administration, corporate development, business integration, business analysis, common stream operations, contracts analysis and business systems and processes. Prior to joining AltaGas, Mrs. Kitagawa was Treasurer of Alberta & Southern Gas Co. Ltd. Mrs. Kitagawa has over 18 years of financial, management and project experience related to the oil and natural gas sector.

Gerry M. Malin
Vice President Regulatory and Northern Development

Gerry Malin was appointed Vice President, Gas Services when AltaGas began operations on April 1, 1994. Effective September 1, 2000, Mr. Malin became Vice President Extraction, Transmission and Special Projects and on April 1, 2001 was appointed Vice President Regulatory and Northern Development of AltaGas. Prior to joining AltaGas, Mr. Malin was Vice President, Sales and Marketing of Alberta & Southern Gas Co. Ltd. During his 21 years with Alberta & Southern Gas Co. Ltd, Mr. Malin played an integral part in procuring and managing the natural gas supply pool serving Pacific Gas and Electric Corporation of San Francisco. He also played a significant role in the restructuring of those arrangements that culminated in the wind-up of Alberta & Southern Gas Co. Ltd.

Patricia M. Newson
Senior Vice President Finance and Chief Financial Officer

Patricia Newson joined AltaGas as Vice President Finance and Chief Financial Officer on June 24, 1996. Effective December 17, 1998 Ms. Newson became Senior Vice President Finance and Chief Financial Officer. From September 1995 until joining AltaGas, Ms. Newson acted as Manager Strategic Planning at B.C. Hydro and Power Authority. Prior to this position, she worked for five years as an independent consultant to several businesses including B.C. Hydro and B.C. Gas Ltd. Her 25 years of energy industry experience includes corporate reporting and regulatory filings during several restructurings with Gulf Canada, GW Utilities and Olympia and York Enterprises.

Marilyn A. Pfaefflin
Treasurer

Marilyn Pfaefflin joined AltaGas as Treasurer on August 1, 1998 after consulting to AltaGas from May 1996. In addition to performing all treasury functions, Ms. Pfaefflin provides expertise to AmalgamationCo's communication requirements including Investor Relations, advertising, marketing and communication regarding debt issues. Prior to joining AltaGas, Ms. Pfaefflin was Manager of Finance and Assistant Treasurer for Alberta Natural Gas Company Ltd. from 1992 to 1996. Ms. Pfaefflin has more than 30 years of natural gas industry experience primarily related to natural gas processing and transportation.

Kent E. Stout
Vice President Corporate Resources

Kent Stout was appointed AltaGas' Vice President Corporate Resources effective September 5, 2002. Mr. Stout joined AltaGas as Manager Human Resources on December 1, 1998 and became Director Human Resources effective December 1, 1999. He has approximately 15 years experience in human resource management and administration in the energy sector. Prior to joining AltaGas, Mr. Stout was employed for more than 10 years with Manalta Coal Ltd., then Canada's largest coal producer, where he held various positions, most recently as Manager Human Resources and Administration.

Marshal L. Thompson
Segment Vice President Gathering and Processing

Marshal Thompson was appointed AltaGas' Segment Vice President, Gathering and Processing in the fall of 2002. Since joining AltaGas on August 15, 2000, Mr. Thompson held the positions of Director Extraction and Transmission, Director Extraction and Natural Gas Liquids and most recently Director Marketing and Extraction. Mr. Thompson has been in the industry for over 20 years, including two years as Vice President Employee Relations with TransCanada Pipelines Ltd. and nine years with Alberta Natural Gas Company Ltd. in various senior positions, the last of which was Vice President Customer Services, Gathering and Processing.

Compensation of Directors

The board of directors of AmalgamationCo will not be entitled to compensation for services rendered to AmalgamationCo in their capacities as such. The members of the board of directors will instead receive compensation in their capacities as executives of AmalgamationCo. See "*Information Concerning the General Partner – Compensation of Directors and Officers*".

Mid-Term Incentive Plan

Following completion of the Arrangement, AmalgamationCo intends to adopt a mid-term incentive plan for directors, officers and employees. The purpose of the mid-term incentive plan is to link a portion of the at-risk compensation to the achievement of AmalgamationCo's and the Trust's performance targets and to thereby promote the attraction, motivation and retention of highly qualified individuals.

The incentive bonus compensation contemplated under the mid-term incentive plan will be granted in the form of both time-vested restricted units ("**RUs**") and performance-restricted units ("**PUs**"). Unless otherwise determined by the Human Resources and Compensation Committee, the RUs will vest as to one-third per year over a three year period commencing with the year of grant, contingent upon AmalgamationCo and the Trust achieving a threshold level of performance during each year of the vesting period. The PUs will vest at the end of a three-year period commencing with the year of grant, contingent upon AmalgamationCo and the Trust achieving a threshold level of performance during the three-year vesting period.

The Human Resources and Compensation Committee of the Board of Directors of the General Partner will determine in its sole discretion the appropriate performance vesting criteria for the purpose of the RU and PU aspects of the plan. Such authority has been delegated to the General Partner pursuant to the Unanimous Shareholder Agreement. See "*Information Concerning the General Partner – Unanimous Shareholder Agreement*".

The mid-term incentive plan will function as follows:

(a) the Board of Directors will approve individual grants under the mid-term incentive plan that are a function of the extent to which individual performance targets were achieved and the level of total compensation provided to similarly placed and qualified individuals in AmalgamationCo and comparable-sized companies;

(b) following the determination of an individual's grant, the cash value of the grant will be converted to phantom whole units (split evenly between RUs and PUs unless the Board of Directors determines otherwise) equal to the number of whole Trust Units that such individual's grant would have been able to acquire at the date of grant, based on the FMV of the Trust Units. For such purpose, the FMV of the Trust Units will be equal to the average of the closing prices of the Trust Units on the TSX (or if the Trust Units are not then listed on the TSX then such other exchange upon which the Trust Units are listed) for the immediately preceding 20 trading days prior to the date of grant;

(c) the RUs and PUs will be tracked during the applicable vesting period and Distributions on a Trust Unit during such period will also be deemed to be paid on the dates of Distribution on each PU and RU and reinvested to acquire more phantom whole units and will accrue to the benefit of such individual in the accounts maintained for such individual, to be paid to the individual if and to the extent vesting occurs; and

(d) upon the vesting of RUs or PUs, and contingent upon the applicable performance criteria being achieved, AmalgamationCo will have the option to pay out the RUs or PUs (including the additional units acquired on reinvestment of the accrued Distributions in respect thereof), as the case may be, in cash or in Trust Units equivalent in value acquired by the plan administrator in the open market.

Trust Unit Option Plan

Subject to the approval of Securityholders at the Meeting and to approval by the TSX, immediately prior to the Arrangement AltaGas intends to adopt a Trust Unit Option Plan as a continuing form of long-term variable compensation incentive for directors, officers, employees, consultants and other personnel of the Trust and any of its subsidiaries, including, following the completion of the Arrangement, AmalgamationCo. As part of the Arrangement, Optionholders will exchange existing vested and unexercised Options and existing unvested Options for Trust Options issued under the Trust Unit Option Plan. It is presently anticipated that the Board of Directors will accelerate the vesting of those Trust Units following the Arrangement to provide for immediate vesting. With the introduction of the mid-term incentive plan, it is not intended that the Trust Unit Option Plan be the primary form of long-term variable compensation for AmalgamationCo. Should any grants be made under the Trust Unit Option Plan, the quantum and granting of any additional Trust Options will be related to individual performance and used as incentives to attract, retain and motivate a highly qualified staff. Factors considered in granting new Trust Options and the terms of those Trust Options will include the extent to which individual performance targets were achieved

and the level of Trust Options granted to similarly placed and qualified individuals in AmalgamationCo and comparable corporations. See "*Other Matters To Be Brought Before the Meeting*".

Description of Share Capital

AmalgamationCo is authorized to issue an unlimited number of common shares. Upon completion of the Arrangement, AltaGas LP #2 will be the sole holder of all of the issued and outstanding common shares of AmalgamationCo.

Common Shares

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of AmalgamationCo and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of AmalgamationCo and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of preferred shares. The holders of common shares will be entitled to share equally in any distribution of the assets of AmalgamationCo upon the liquidation, dissolution, bankruptcy or winding-up of AmalgamationCo or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Dividend Record

Any decision to pay dividends on its shares will be made by the board of directors of AmalgamationCo on the basis of AmalgamationCo's earnings, financial requirements and other conditions existing at such future time.

Principal Shareholders

Following the implementation of the Arrangement, the Trust will indirectly own 100% of the outstanding common shares of AmalgamationCo.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of AmalgamationCo and its subsidiaries may be subject in connection with the operations of AmalgamationCo or its subsidiaries. Some of the directors and officers of AmalgamationCo are currently engaged and will continue to be engaged in the midstream industry, and situations may arise where directors and officers will be in direct conflict with AmalgamationCo or its subsidiaries. Conflicts, if any, will be subject to and dealt within in accordance with the procedures and remedies under the CBCA or the relevant corporate statute.

Indebtedness of Officers and Directors

There exists no indebtedness of the directors or executive officers of AmalgamationCo, or any of their associates, to AmalgamationCo, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AmalgamationCo.

Interest of Management and Others in Material Transactions

Except as disclosed elsewhere in this Information Circular, none of the directors, officers or principal shareholders of AmalgamationCo and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects AmalgamationCo or any of its affiliates.

Material Contracts

Set out below are agreements that may be considered material to AmalgamationCo:

(a) the Administration Agreement (see "Management of the Trust – Administration Agreement"); and

(b) the Unanimous Shareholder Agreement (see "Information Concerning the General Partner – Unanimous Shareholder Agreement").

Auditors

The auditors of AmalgamationCo are Ernst & Young LLP, Chartered Accountants, 1000, 440 – 2nd Avenue S.W., Calgary, Alberta T2P 5E9.

Legal Proceedings

AmalgamationCo is not involved in any legal proceeding known to management to be material, either individually or in the aggregate, to AmalgamationCo.

INFORMATION CONCERNING ALTAGAS

AltaGas is a corporation incorporated and subsisting pursuant to the provisions of the CBCA. AltaGas is an energy infrastructure based company that actively moves, processes and uses diversified energies to create value. AltaGas is a reporting issuer or the equivalent thereof in all of the provinces of Canada and its Common Shares are listed and posted for trading on the TSX.

AltaGas' registered office is at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, and its head and principal office is at 1700, 355 – 4th Avenue S.W., Calgary, Alberta T2P 0J1.

Information has been incorporated by reference in this information circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Treasurer of AltaGas, 1700, 355 – 4th Avenue S.W., Calgary, Alberta T2P 0J1, phone (403) 691-7575 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com. For the purpose of the Province of Québec, this information circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Treasurer of AltaGas at the above-mentioned address and telephone number.

The following documents of AltaGas, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this information circular:

(a) AltaGas' Annual Information Form dated March 18, 2004, which includes the management's discussion and analysis of the financial condition and operations of AltaGas for the year ended December 31, 2003; and

(b) AltaGas' material change report dated March 22, 2004 regarding the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by AltaGas with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the date of the Meeting shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Interest of Certain Persons and Companies in Matters to be Acted Upon

Other than as set forth herein, the management of AltaGas is not aware of any material interest, direct or indirect, of any director or officer of AltaGas at any time since the beginning of AltaGas' last completed financial year or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon other than the election of directors or the appointment of auditors.

Interest of Insiders in Material Transactions

Other than as set forth herein, the management of AltaGas is not aware of any material interest, direct or indirect, of any director or officer of AltaGas, any director or officer of a corporation that is an insider or subsidiary of AltaGas, any proposed nominee for election as a director of AltaGas or any other insider of AltaGas, or any associate or affiliate of any such person, in any transaction since the commencement of AltaGas' last completed financial year, or in any proposed transaction, that has materially affected or would materially affect AltaGas or any of its subsidiaries.

Indebtedness of Directors and Senior Officers

No director, senior officer or proposed nominee for election as a director, nor any of their respective associates or affiliates, is or has been at any time since the beginning of the last completed financial year of AltaGas, indebted to AltaGas or any of its subsidiaries.

Principal Shareholders

To the knowledge of the directors and senior officers of AltaGas, the only persons who beneficially own or control, directly or indirectly, Common Shares carrying more than 10 percent of the voting rights of the outstanding Common Shares of AltaGas are:

Name and Municipality of Residence	Designation of Class	Type of Ownership	Number of Common Shares	% of Class
Enbridge Inc. (1) Calgary, Alberta	Common	Direct	9,197,500	24.91%

Note:

(1) Enbridge holds 9,000,000 Participating Shares of AltaGas, being 100% of the issued and outstanding Participating Shares. For further information see "*Relationship Between Enbridge and the Trust*".

Prior Sales

In the twelve months prior to the date hereof, AltaGas has not issued any additional Common Shares except 588,951 Common Shares pursuant to the exercise of an aggregate of 588,951 Options. The strike price of those Options ranged from $5.00 to $10.00 per Option.

Price Range and Trading Volume of Common Shares

The Common Shares are listed and posted for trading on the TSX under the trading symbol "ALA". The following table sets forth the reported high and low sale prices and the trading volumes as reported by the TSX for the periods indicated.

	Price Range		
	High $	Low $	Trading Volume
2002			
First Quarter	7.95	6.40	1,746,550
Second Quarter	11.00	7.85	3,198,222
Third Quarter	10.94	7.92	1,560,528
Fourth Quarter	9.90	8.53	1,428,696
2003			
First Quarter	10.92	9.21	1,662,978
Second Quarter	11.39	9.37	2,668,774
Third Quarter	13.50	10.36	3,418,741
October	14.32	12.40	1,726,700
November	14.99	13.95	1,247,600
December	16.25	14.02	1,389,000
2004			
January	15.95	14.66	3,149,929
February	20.16	15.15	4,690,140
March 1 – 24	22.99	19.00	2,915,659

Corporate Governance

General

The AltaGas Directors believe that good corporate governance improves corporate performance and benefits all Securityholders, and is committed to the highest standards of corporate governance. Since the Common Shares are listed on the TSX, AltaGas is subject to the policies of the TSX's Company Manual, which includes guidelines for effective corporate governance (the "**TSX Guidelines**"). The TSX Guidelines deal with matters such as the constitution and independence of corporate boards, the functioning of corporate boards, and the effectiveness and education of board members. AltaGas is required under the TSX Guidelines to disclose its corporate governance system on an annual basis with reference to each of the TSX Guidelines. This disclosure is presented in "*Appendix J - Statement of Corporate Governance Practices*" to this Information Circular. The AltaGas Directors believe that AltaGas' corporate governance policies and practices fully comply with the recommendations set forth in the TSX Guidelines.

Board Activities

The AltaGas Directors discharge their responsibilities directly and through committees. At regularly scheduled meetings, the AltaGas Directors and management discuss the issues relevant to AltaGas' strategy and business.

There were 12 meetings of AltaGas Directors during the financial year ended December 31, 2003. Five (5) regularly scheduled meetings of the AltaGas Directors are generally held in each fiscal year, with additional meetings called as the need arises. The nature of the business discussed and conducted by the AltaGas Directors at any particular meeting is dependent upon the then-current state of AltaGas' business and the opportunities or risks which AltaGas faces at that time. However, every meeting of the AltaGas Directors includes a review of AltaGas' financial and operational status and performance and a report from any committees of the AltaGas Directors that have met since the last meeting of the AltaGas Directors.

Board Committees

Under the CBCA and the by-laws of AltaGas, the AltaGas Directors may appoint a committee of directors and delegate to such committee any of the powers of the directors, subject to the CBCA. The AltaGas Directors have four (4) standing committees: the audit committee; the governance committee; the human resources and compensation committee; and the environment and safety committee. The AltaGas Directors do not have an executive committee.

The AltaGas Directors have developed the mandate of each committee and reviews such mandates periodically. The AltaGas Directors review the recommendations of all committees, and decide on whether and how to implement such recommendations.

The TSX Guidelines recommend that all committees of the board of directors generally be composed of outside directors (being directors who are not members of management), a majority of whom are unrelated directors, and that the audit committee be composed entirely of unrelated directors. The CBCA, the corporate statute governing AltaGas, requires that the audit committee of AltaGas be composed of not less than three (3) directors, a majority of whom are not officers or employees of AltaGas or any of its affiliates. All of the committees of the AltaGas Directors comply with these guidelines or requirements. David Cornhill, AltaGas' Chairman and Chief Executive Officer, is a member of the environment and safety committee.

Audit Committee

In accordance with the TSX Guidelines, the AltaGas Directors have developed written terms of reference outlining the audit committee's roles and responsibilities and which provide appropriate guidance to audit committee members as to their duties. These terms of reference are reviewed annually by the AltaGas Directors. The audit committee reviews the annual and interim financial statements of AltaGas and makes recommendations to the AltaGas Directors with respect to such statements. The audit committee also reviews the nature and scope of the annual audit as proposed by the auditors and management, and the adequacy of the internal accounting control procedures and systems within AltaGas. In accordance with the TSX Guidelines, the audit committee is responsible to ensure that management has implemented an effective system of internal control and has oversight responsibility for management reporting on internal control.

The audit committee met five (5) times in 2003 to fulfill its mandate. In accordance with the TSX Guidelines, the audit committee meets with AltaGas' auditors regularly, independent of management, and has direct communication channels with AltaGas' external auditors to discuss and review specific issues as appropriate.

The audit committee is currently comprised of Stephen Letwin, John Breen and Daryl Gilbert, all of whom are Unrelated directors. Stephen Letwin is chair of the audit committee.

Governance Committee

The governance committee is responsible for the development of the overall governance of AltaGas; a continuing assessment of corporate governance matters; and to make recommendations to the AltaGas Directors regarding AltaGas' approach to corporate governance. Other elements of the mandate of this committee are described in "*Appendix J - Statement of Corporate Governance Practices*". The governance committee met four (4) times in 2003 to fulfill its mandate.

The governance committee is currently comprised of Bonnie DuPont, Denis Fonteyne, Myron Kanik and David Mackie, all of whom are Unrelated directors in accordance with the TSX Guidelines. Myron Kanik is chair of the committee.

Environment and Safety Committee

The environment and safety committee monitors and makes recommendations with respect to the environment, health and safety policies, practices and procedures of AltaGas. The committee has established an environmental risk management system and monitors its operation through regular reports. The environment and safety committee met three (3) times in 2003 to fulfill its mandate.

The environment and safety committee is currently comprised of David Cornhill, Denis Fonteyne and Myron Kanik, of whom Messrs. Fonteyne and Kanik are Unrelated directors. Denis Fonteyne is chair of the committee.

Human Resources and Compensation Committee

The mandate of the human resources and compensation committee includes developing appropriate compensation policies for the senior management of AltaGas, including AltaGas' Stock Option Plan, and evaluating senior management performance. These responsibilities include reporting and making recommendations to the AltaGas Directors for their consideration and approval. The human resources and compensation committee meets at least quarterly to fulfill its mandate, and met eight (8) times in 2003.

The human resources and compensation committee is currently comprised of Bonnie DuPont, Denis Fonteyne, Myron Kanik and David Mackie, all of whom are Unrelated directors. Bonnie DuPont is chair of the committee. None of the members of the committee was an officer or employee of AltaGas or any of its subsidiaries in the most recently completed financial year; was formerly an officer of AltaGas or any of its subsidiaries; or had or has any relationship that requires disclosure under the above headings "*Indebtedness of Directors and Senior Officers*" or "*Interest of Insiders in Material Transactions*" in this Information Circular.

Management Contracts

Management functions of AltaGas are performed by the directors and senior officers of AltaGas and are not to any substantial degree performed by any other person or corporation.

Executive Compensation

The following provides information on compensation paid to AltaGas' executive officers. As described below under "*Report on Executive Compensation*", compensation of AltaGas' executive officers includes short and long-term compensation with fixed and variable components designed to recognize and reward individual performance and provide an industry-competitive level of compensation.

For the purposes of this section, "**executive officer**" means the chair and any vice-chair of the Board of Directors of AltaGas, where that person performs the functions of that office on a full-time basis; the president; any vice president in charge of a principal business unit, division or function such as sales, finance or production; and any officer of AltaGas or of a subsidiary of AltaGas or any other person who performs a policy-making function for AltaGas, whether or not such person is also a director of AltaGas or any of its subsidiaries. A "**Named Executive Officer**" means, collectively:

(a) the Chief Executive Officer of AltaGas;

(b) the Chief Financial Officer of AltaGas;

(c) AltaGas' three (3) most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of AltaGas at the end of the most recently completed financial year.

The following table sets forth information concerning the compensation paid by AltaGas to its Named Executive Officers for the three (3) most recently completed financial years:

		Annual Compensation			Long Term Compensation			
Name and Principal Position	Year Ended Dec 31	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options/SARs Granted[2] (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation[3] ($)
David W. Cornhill Chairman of the Board and CEO	2003	392,500	180,000	-	-	N/A	N/A	38,465
	2002	305,000	194,878	-	50,000	N/A	N/A	29,890
	2001	275,600	60,287	-	99,500	N/A	N/A	27,009
Gary R. Holden, President and Chief Operating Officer[4]	2003	187,500	-	-	100,000	N/A	N/A	-
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2001	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Patricia M. Newson Senior VP Finance and CFO	2003	229,999	90,700	-	-	N/A	N/A	22,540
	2002	208,000	121,651	-	30,000	N/A	N/A	19,192
	2001	190,646	41,179	-	53,800	N/A	N/A	16,300
John W.A. McDonald VP	2003	173,000	42,000	-	-	N/A	N/A	16,954
	2002	173,000	31,092	-	-	N/A	N/A	16,954
	2001	145,462	19,325	-	38,800	N/A	N/A	12,437
Dennis A. Dawson VP, General Counsel and Corporate Secretary	2003	175,000	56,400	-	-	N/A	N/A	-
	2002	161,000	78,909	-	16,000	N/A	N/A	-
	2001	141,622	23,592	-	41,800	N/A	N/A	-
Marshal L. Thompson[5], Segment Vice President Gathering & Processing	2003	169,999	34,000	-	25,349	N/A	N/A	12,720
	2002	128,500	34,072	-	25,000	N/A	N/A	9,380
	2001	-	-	-	-	N/A	N/A	-

Notes:

(1) Other than as indicated above, the value of other annual compensation was no greater than the lesser of $50,000 and 10 percent of the total annual salary and bonus of each Named Executive Officer in each financial year.

(2) Common Shares under stock options; no Common Shares are reserved under SARs.

(3) AltaGas makes contributions under the Employee Share Purchase Savings Plan and the Group RRSP. These plans are described in more detail below under "*Executive Compensation - Employee Share Purchase Savings Plan*" and "*Executive Compensation - Pension Plan*", respectively.

(4) Mr. Gary Holden was appointed President and Chief Operating Officer effective April 1, 2003.

(5) Mr. Marshal Thompson was appointed Segment Vice President, Gathering and Processing effective December 5, 2002.

Employment Agreements

AltaGas is a party to an employment agreement with each of David W. Cornhill, AltaGas' Chairman and Chief Executive Officer; Gary R. Holden, AltaGas' President and Chief Operating Officer; Patricia M. Newson, AltaGas' Senior Vice-President, Finance and Chief Financial Officer; John W. A. McDonald, AltaGas' Vice-President; and Dennis A. Dawson, AltaGas' Vice-President, General Counsel and Corporate Secretary (collectively, the "**Employment Agreements**").

The Employment Agreement with Mr. Cornhill commenced on March 31, 2003 and supercedes and replaces an earlier Employment Agreement dated May 12, 1999. The Employment Agreement with Mr. Holden commenced on April 1, 2003. Mr. Cornhill's and Mr. Holden's Employment Agreements continue indefinitely unless terminated in accordance with the Employment Agreement. The Employment Agreement with each of Ms. Newson, Mr. McDonald and Mr. Dawson commenced on September 1, 1999 and continues indefinitely thereafter unless terminated in accordance with the respective Employment Agreement.

The Employment Agreements do not set a salary; rather, the salary for each of these executive officers is set by the Board after consideration of the recommendation of the human resources and compensation committee.

The Employment Agreements with Mr. Cornhill and Mr. Holden may be terminated by AltaGas for just cause or in the event of the permanent disability of the officer, and terminates automatically in the event of the death of the officer. The Employment Agreements may also be terminated by AltaGas upon the giving of notice and the payment by AltaGas of an amount (the "**Retirement Allowance**") equal to the sum of (i) 24 times the gross monthly base salary paid to the officer in the last full month of employment; (ii) two times the annual base salary multiplied by the annual target bonus percentage; and (iii) a cash amount equal to the value of the benefit entitlements for a two (2) year period.

If at any time during the term of the Employment Agreements with Mr. Cornhill and Mr. Holden there is a change of control (as defined below), the officer may, at any time after 6 months but before 12 months, in the case of Mr. Cornhill or 9 months in the case of Mr. Holden, after the effective date of such change of control, terminate his employment with AltaGas by the giving of 60 days notice to that effect. In this event, the officer shall be entitled to the Retirement Allowance, provided that the first element of Mr. Cornhill's Retirement Allowance will increase to 30 months of compensation calculated using the gross monthly base salary paid to Mr. Cornhill in the last full month of employment plus this amount multiplied by the annual target bonus percentage plus a cash amount equal to the value of benefit entitlements for a 30 month period. "Change of control" includes the acquisition of control by any means and "control" means the power to direct or cause the direction of the management and policies of AltaGas; provided that a reverse take-over of AltaGas shall not constitute a change of control so long as more than one-half of the members of the AltaGas Directors immediately prior to the reverse take-over constitute more than one-half of the board of directors of the other company involved in the reverse take-over of AltaGas following the reverse take-over.

Mr. Cornhill may terminate his employment with AltaGas by giving 6 months notice to that effect. In this event, Mr. Cornhill will be entitled to receive the Retirement Allowance.

The Employment Agreements with Ms. Newson, Mr. McDonald and Mr. Dawson may be terminated by AltaGas for just cause or in the event of the permanent disability of the executive officer, and terminates

automatically in the event of the death of the executive officer. The Employment Agreements may also be terminated by AltaGas upon the giving of one (1) day's notice and the payment by AltaGas of an amount (the "**Retirement Allowance**") equal to two times the sum of (i) 12 times the gross monthly base salary paid to the executive officer in the last full month of employment; (ii) the gross amount of any bonuses accrued in the last full year of employment; and (iii) a cash amount equal to the value of the benefit entitlements for a one (1) year period.

If at any time during the term of the Employment Agreements with Ms. Newson, Mr. McDonald and Mr. Dawson there is a change of control (as defined below), the executive officer may, at any time within 180 days after the effective date of such change of control, terminate his or her employment with AltaGas by the giving of 60 days notice to that effect. In this event, the executive officer shall be entitled to the Retirement Allowance. "Change of control" includes the acquisition of control by any means and "control" means the power to direct or cause the direction of the management and policies of AltaGas; provided that a reverse take-over of AltaGas shall not constitute a change of control so long as more than one-half of the members of the AltaGas Directors immediately prior to the reverse take-over constitute more than one-half of the board of directors of the other company involved in the reverse take-over of AltaGas following the reverse take-over.

Termination of Employment on Change of Control

The reorganization of AltaGas under the Plan constitutes a change of control under the Employment Agreements.

Other than pursuant to the Employment Agreements, there is no plan or arrangement in respect of compensation received or that may be received by executive officers in the most recently completed financial year with a view to compensating those officers in the event of termination of their employment or a change of responsibilities following a change in control.

AltaGas expects to enter into retention agreements with Mr. Cornhill, Mr. Holden, Ms. Newson and Mr. Dawson to confirm the waiver of any rights they may respectively have under their Employment Agreements on implementation of the Arrangement and to confirm their continued employment with AmalgamationCo.

AltaGas may also enter into negotiations to revise Ms. Newson's and Mr. Dawson's Employment Agreements.

Short Term Incentive Plan

All executive officers and employees of AltaGas participate in the Short Term Incentive Plan. Under the Short Term Incentive Plan, AltaGas pays bonuses annually following the fiscal year end. In order to reward individual performance, eligibility for compensation under the Short Term Incentive Plan is linked to individual, team and corporate performance. The more senior the position in the organization, the greater the weighting towards corporate measures.

Team and individual performance for each employee are assessed annually against objectives set at the beginning of each year. Team performance objectives include, for example, business segment results such as return on investment or operating income. Individual performance objectives include, for example, pre-determined individual targets.

Corporate performance is measured based on consolidated financial results weighted 50% on return on equity and 50% on earnings per share against a predetermined target for each set at the beginning of each year.

Mid-Term Incentive Plan

The AltaGas Directors have established the Mid-Term Incentive Plan for directors, officers and employees of the Corporation and its subsidiaries effective January 1, 2004. The Mid-Term Incentive Plan is intended to augment the existing stock option plan. See below under "*Report on Employee and Executive Compensation*".

The Mid-Term Incentive Plan will use whole units, including both time-vested restricted units ("**RUs**") and performance-restricted units ("**PUs**"). RUs will vest as to one-third per year over a three-year period, contingent upon achieving a threshold level of performance during the vesting period. PUs will vest at the end of a three-year period, contingent upon achieving a threshold level of corporate performance during the vesting period. The human resources and compensation committee will determine the performance vesting criteria for the RU and PU plan.

Unless specified by the AltaGas Board, each grant of units will be split equally between RUs and PUs. The grant will be a dollar amount converted into RUs and PUs which will have an initial value equal to the FMV of AltaGas' Common Shares at the date of grant. The FMV will be equal to the average of the closing price of AltaGas' Common Shares over the twenty trading days prior to the grant. The RUs and PUs will track the value of the Corporation's Common Shares during the vesting period and will earn dividends or other distributions during that period. Upon vesting of the RUs and PUs, AltaGas will have the option to pay out the RUs and PUs in cash or in an equivalent number of AltaGas' Common Shares, which AltaGas will acquire in the market.

Equity Compensation Plan Information

The AltaGas Directors have established the Stock Option Plan for directors, officers, employees, consultants and other personnel of AltaGas and its subsidiaries. The number of authorized but unissued Common Shares that may be subject to Options at any time, plus the number of Common Shares that have been issued on exercise after January 17, 2000 of Options granted under the Stock Option Plan, may not exceed 3,800,000. In addition, the Options granted under the Stock Option Plan together with all of AltaGas' other previously established or proposed share compensation arrangements, shall not result at any time in:

(a) the number of Common Shares reserved for issuance pursuant to Options granted to insiders exceeding 10 percent of the outstanding issue;

(b) the issuance to insiders within a one (1) year period, of a number of Common Shares exceeding 10 percent of the outstanding issue; or

(c) the issuance to any one (1) insider and such insider's associates, within a one (1) year period, of a number of Common Shares exceeding 5 percent of the outstanding issue.

The number of Common Shares reserved for issuance for Options granted to any one (1) individual may not exceed five percent (5%) of the issued and outstanding Common Shares of AltaGas. The Stock Option Plan provides that the terms of the Options granted and the option prices shall be fixed by the AltaGas Directors subject to the price and other restrictions imposed by the relevant regulatory authorities. The Stock Option Plan also provides that no Option shall be granted to any person except upon recommendation of the Board. Options granted under the Stock Option Plan may not be for a period longer than ten (10) years and the exercise price must be paid in full upon exercise of the Option. The administration and operation of the Stock Option Plan may be delegated by the AltaGas Directors to the Chairman and Chief Executive Officer or to the Human Resources and Compensation Committee of AltaGas.

The following table sets forth information related to AltaGas' Stock Option Plan for the financial year ended December 31, 2003:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,506,362	8.74	458,306
Equity Compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,506,362	8.74	458,306

The following table sets forth the stock Options granted to Named Executive Officers in the financial year ended December 31, 2003:

Name	Securities Under Options Granted (#)[1]	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)[2]	Expiration Date[3]
Gary Holden	100,000	24.90%	10.25	10.25	April 1, 2013
Marshal Thompson	25,349	6.31%	$15.05	$15.05	December 19, 2013

Notes:

(1) Common Shares.

(2) Closing price on the TSX on the last trading day prior to the grant, being the price at which options are granted under the Stock Option Plan.

(3) The Options vest as to one-quarter on each the first, second, third and fourth anniversaries of the date of grant.

The following table shows the aggregate number of Common Shares acquired on exercise of Options during the financial year ended December 31, 2003, the value realized upon exercise of the Options, the number of unexercised Options held at year-end and the year-end value of the unexercised Options, for Options held by Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at Fiscal Year-End Exercisable / Unexercisable (#/#)	Value of Unexercised in-the-Money Options at Fiscal Year-End[2] Exercisable / Unexercisable ($/$)
David Cornhill	45,000	141,250	88,250 / 87,250	662,805 / 680,905
Patricia Newson	21,000	69,350	84,400 / 49,400	631,532 / 384,332
John McDonald	30,706	117,217	6,250 / 19,400	53,875 / 175,232

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at Fiscal Year-End Exercisable / Unexercisable (#/#)	Value of Unexercised in-the-Money Options at Fiscal Year-End[2] Exercisable / Unexercisable ($/$)
Dennis Dawson	12,025	32,858	48,250 / 32,900	362,045 / 264,042
Gary Holden	–	–	– / 100,000	– / 562,000
Marshal Thompson	–	–	15,750 / 50,599	133,040 / 200,866

Notes:

(1) For the purpose of calculating the aggregate value realized, the exercise price of each stock Option exercised was subtracted from the closing trading price for AltaGas' Common Shares on the TSX on the day on which the stock Options were exercised, and the resulting value was multiplied by the number of Common Shares obtained on exercise of stock Options. Note that all Common Shares obtained on exercise of stock Options may not have been sold, so that these values may not have been actually realized by the optionees.

(2) For the purpose of calculating the in-the-money values of the Options, the exercise price of each stock Option was subtracted from the closing price of the Common Shares on the TSX on December 31, 2003, the last trading day in the AltaGas' financial year ended December 31, 2003, which was $15.87.

Employee Share Purchase Savings Plan

AltaGas implemented an Employee Share Purchase Savings Plan effective in 2000. All employees of AltaGas are eligible to participate. Employees can contribute up to ten percent (10%) of their base pay into the savings plan. AltaGas will match employee contributions up to a maximum of two and one-half percent (2.5%) of base pay for those employees with up to three (3) years of service; three and three-quarters percent (3.75%) of base salary for those employees with three (3) to six (6) years of service; and five percent (5%) of base pay for those employees with more than six (6) years of service. Employee contributions can be invested in Common Shares, a short-term investment fund or a combination of such investments. AltaGas' contributions are invested in AltaGas stock.

Pension Plan

AltaGas does not have a pension plan for executive officers or employees other than those at AltaGas Utilities described below. AltaGas coordinates a group (the "**Group RRSP**") registered retirement savings plan ("**RRSP**") whereby employee contributions into their self-directed RRSPs will be matched by AltaGas at a rate of 80% of the employee's contribution, to a maximum of 4.8% of base pay. Substantially all full-time employees at AltaGas Utilities are members of one of two defined benefit non-contributory pension plans.

Long Term Incentive Plans

Other than the Mid-Term Incentive Plan, the Stock Option Plan, the Short Term Incentive Plan, the Employee Share Purchase Savings Plan and the Group RRSP, AltaGas does not have any plans which provide compensation intended to serve as an incentive to Named Executive Officers for performance to occur over a period longer than one (1) financial year.

Other Compensation

Other than as herein set forth, AltaGas did not pay any additional compensation to its Executive Officers in the financial year ended December 31, 2003.

Share Ownership Guideline for Officers

In recognition of the importance of ensuring an alignment of financial interests of officers with those of shareholders, AltaGas has adopted share ownership guidelines for officers of AltaGas effective January 1, 2004.

Under the guidelines, incumbents in the following officer positions will be expected to make reasonable efforts to achieve targeted share ownership levels within a five-year period commencing on the later of January 1, 2004 or upon the date of formal appointment as an officer of AltaGas.

Officer	Targeted Ownership (# of Shares)	Actual Shares held as at Fiscal Year-End (held directly and indirectly)
David Cornhill, Chairman of the Board of Directors and Chief Executive Officer	120,000	978,858
Gary Holden, President and Chief Operating Officer	50,000	–
Patricia Newson, Senior Vice President Finance and Chief Financial Officer	50,000	172,080
Marshal Thompson, Segment Vice President Gathering and Processing	25,000	436
Dennis Dawson, Vice President General Counsel and Corporate Secretary	20,000	43,420
Kent Stout Vice President, Corporate Resources	20,000	2,912

Other officers of AltaGas have a targeted share ownership level of 15,000 Common Shares.

The human resources and compensation committee will periodically review share holding levels to monitor the progress individual officers are making towards their targeted ownership levels and to encourage officers to meet and maintain those levels.

Report on Employee and Executive Compensation

The Human Resources and Compensation Committee

The human resources and compensation committee (the "**HR Committee**") was established in 1994. The mandate of the HR Committee includes developing appropriate compensation policies for the senior management of AltaGas, including AltaGas' Mid-Term Incentive Plan and Stock Option Plan, and evaluating senior management performance. Following review of data and discussion by members of the HR Committee, recommendations are made by the HR Committee to the Board for their consideration and approval. In all cases, the Board of Directors has acted upon Committee recommendations without modification in any material way. The HR Committee meets at least quarterly to fulfill its mandate.

The HR Committee is currently comprised of Bonnie DuPont, Denis Fonteyne, Myron Kanik and David Mackie, all of whom are Unrelated directors. Bonnie DuPont is chair of the committee. None of the members of the committee was an officer or employee of AltaGas or any of its subsidiaries in the most recently completed financial year; was formerly an officer of AltaGas or any of its subsidiaries; or had or has any relationship that requires disclosure under the headings "*Indebtedness of Directors and Senior Officers*" or "*Interest of Insiders in Material Transactions*" in this Information Circular; was an executive officer of AltaGas and also served as a member of the compensation committee (or equivalent) of another issuer, one of whose executive officers served on the HR Committee; was an executive officer of AltaGas and also served as a director of another issuer, one of whose executive officers served on the HR Committee; or was an executive officer of AltaGas and also served as a member of the compensation committee (or equivalent) of another issuer, one of whose executive officers served as a director of AltaGas.

Compensation Policy

Overview

The philosophy of the AltaGas Directors is that if AltaGas does well, the employees will also do well and will be rewarded through cash bonuses, increases in long-term variable compensation, such as Option and mid-term incentive awards, additional long-term variable compensation awards or combinations of any or all of the foregoing. The goal of the HR Committee in making compensation recommendations is to recognize and reward individual performance as well as to provide a competitive industry level of compensation, taking into consideration the individual's experience and performance and the financial performance of AltaGas.

AltaGas' human resources department reviews industry compensation information provided by consultants and compares its level of overall compensation with those of comparably-sized companies. A summary of this information is provided to the HR Committee to assist in approving AltaGas' overall compensation policy and the compensation to be paid, especially to the senior officers. The HR Committee also periodically independently retains external consultants to review compensation matters. Comparable corporations are chosen based on their being in the oil and gas industry. Comparable positions are identified based on publicly available information on such corporations.

The HR Committee views total compensation as a linked strategy towards achieving overall performance targets and has designed a total compensation package of short-term and long-term compensation with fixed and variable compensation components. Currently the compensation program for employees of AltaGas is comprised of salary, benefits and the Short Term Incentive Plan by way of short-term compensation; and the Stock Option Plan, the Mid-Term Incentive Plan, the Employee Share Purchase Savings Plan and the Group RRSP by way of long-term compensation.

AltaGas emphasizes fair annual fixed and variable compensation to provide an immediate incentive for short-term performance. A lesser emphasis is placed on longer-term compensation, the focus of which is longer-term commitment by AltaGas' officers and employees.

Annual Salary

Annual salary is intended to provide a competitive rate of compensation and recognize the skills, competencies and level of responsibility of employees. Generally, the HR Committee targets base salaries at levels approximating those holding similar positions in comparably-sized companies in the industry (as outlined above) and hopes to achieve targeted total compensation levels through other fixed and variable compensation components.

Short Term Incentive Plan

AltaGas implemented a Short Term Incentive Plan for permanently employed executive officers and employees of AltaGas to provide annual cash bonuses based on individual, team and corporate performance. The operation of this plan is outlined under "*Executive Compensation - Short Term Incentive Plan*".

The corporate performance indicators under the Short Term Incentive Plan in the financial year ended December 31, 2003 were AltaGas' return on equity of 10.98 % and its earnings per share on a diluted basis of $0.83, which compared favourably with the 9.6% return on equity and earnings per share of $0.67 on a diluted basis in the financial year ended December 31, 2002. See also "*Report on Employee and Executive Compensation - Performance Graph*" for changes in the cumulative shareholder return of AltaGas over time and as compared with key industry indicators.

No awards were made to any Named Executive Officer under the Short Term Incentive Plan in cases where the Named Executive Officer did not meet any specific performance criteria.

Mid-Term Incentive Plan

AltaGas intends that the Mid-Term Incentive Plan, effective January 1, 2004, will be an additional form of long-term variable compensation incentive. The quantum and granting of units under the plan will be related to individual performance and will be used to attract and retain and motivate a highly qualified staff. Factors considered in granting units include the extent to which individual performance targets are achieved and the level of units granted to similarly placed and qualified individuals in AltaGas.

Options

AltaGas historically used Options as a form of long-term variable compensation incentive. The quantum and granting of Options were related to individual performance and were used as incentives to attract, retain and motivate a highly qualified staff. Factors considered in granting new Options and the terms of those Options included the extent to which individual performance targets were achieved and the level of Options granted to similarly placed and qualified individuals in AltaGas and the comparative corporations discussed above. Outstanding Options are not considered in granting new options.

Employee Share Purchase Savings Plan

The Employee Share Purchase Savings Plan was implemented by AltaGas in 2000 to encourage share ownership by employees, as a long-term incentive and to ensure AltaGas' compensation was competitive in the oil and gas industry. All employees of AltaGas are eligible to participate.

Group RRSP

The Group RRSP was implemented by AltaGas as the primary long-term retirement savings plan. All employees of AltaGas are eligible to participate.

Chief Executive Officer Compensation

The HR Committee has the responsibility for reviewing AltaGas' compensation policies. The HR Committee makes recommendations to the AltaGas Directors as to remuneration for the Chief Executive Officer.

The policy of the HR Committee with respect to compensation for the Chief Executive Officer is to set his base salary, total cash compensation (which includes short term-incentives) and total direct compensation (which includes long-term incentives) at approximately the median among public companies in the Canadian oil and gas industry of comparable size and complexity. A comparator group of peer companies was initially developed in 2001 based on those industry compensation survey participants whose revenues or assets were within 50% and 200% of those of AltaGas. The peer group composition is reviewed annually to ensure that it continues to provide a reasonable basis for comparison.

The HR Committee considers among other things, data from industry compensation surveys and the overall performance of AltaGas, including return on equity ("**ROE**"), earnings per share ("**EPS**"), successful acquisitions and the successful implementation of AltaGas' strategy.

The Chief Executive Officer's salary, short-term incentives and share option awards are determined based on AltaGas' overall success. The Chief Executive Officer's entitlement under AltaGas' Short Term Incentive Plan is based on a combination of corporate performance (70%) and team-individual performance (30%). Corporate performance is measured relative to preset targets for ROE and EPS.

Options are granted dependent on the number of Options available for grant, competitive conditions determined as outlined above and individual performance.

Mr. Cornhill, the Chief Executive Officer and a director of AltaGas, does not vote with respect to compensation matters affecting him.

Performance Graph

The Common Shares were listed on The Alberta Stock Exchange (the "**ASE**"), a predecessor to the Canadian Venture Exchange Inc. ("**CDNX**") on July 22, 1999. The Common Shares were subsequently listed on the TSX on January 17, 2000. On January 31, 2000, the Common Shares were automatically delisted from CDNX pursuant to CDNX's policy not to continue the inter-listing of issuers also listed on the TSX.

The following table and graph compare the yearly percentage change in the cumulative shareholder return over the last four (4) years on the Common Shares (assuming a $100 investment was made on January 1, 2000) with the cumulative total return of the S&P/TSX Composite Index. While the values assume the reinvestment of any declared dividends, no dividends were paid by AltaGas prior to 2002.

	Dec 31, 1999	**Dec 31, 2000**	**Dec 31, 2001**	**Dec 31, 2002**	**Dec 31, 2003**
AltaGas	100	85	125	165	271
S&P/TSX Composite	100	106	91	79	98


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250
200
150
100
50
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Index Valu
Dec 31, 1999
Dec 31, 2000
Dec 31, 2001
Dec 31, 2002
Dec 31, 2003
Year Ended
AltaGas
S&P/TSX Composite

Compensation of Directors

Directors Fees

For the financial year ended December 31, 2003, each director (other than Stephen Letwin and Bonnie DuPont) who was not an executive officer or employee of AltaGas was paid cash compensation of $2,000 per calendar quarter by AltaGas and (other than Stephen Letwin and Bonnie DuPont) received a payment of 500 Common Shares per calendar quarter for their services as directors of AltaGas, including committee participation and any special assignments. In addition, during the financial year ended December 31, 2003, the Lead Director, Myron Kanik, received cash compensation of $5,000 per month for the increased workload associated with the role of Lead Director.

Certain of the directors have also been granted Options to purchase Common Shares. See "*Compensation of Directors – Directors' Options*".

Information regarding the compensation received, including Options, from AltaGas by David Cornhill who was a director and also an executive officer of AltaGas during the financial year ended December 31, 2003, may be found under the heading "*Executive Compensation*".

Directors Options

No directors were granted options pursuant to the Stock Option Plan during the most recently completed financial year of AltaGas. See "*Executive Compensation – Equity Compensation Plan Information*" for details of the Stock Option Plan.

Other Compensation

Other than as herein set forth, AltaGas did not pay any additional compensation to its directors in the financial year ended December 31, 2003.

Directors and Officers Liability Insurance

Directors and officers insurance has been obtained for the directors and officers of AltaGas and its subsidiaries with a policy limit of $40,000,000 aggregate per policy year. Under this insurance coverage, AltaGas would be reimbursed for indemnity payments made on behalf of its directors and officers subject to a deductible of $100,000 per occurrence, which would be paid by AltaGas. The total premium paid by AltaGas for directors and officers' liability insurance during the financial year ended December 31, 2003 was $50,000.00.

Material Contracts

For the two year period ended December 31, 2003, AltaGas does not regard any individual contract as capable of being reasonably regarded as material to the business and affairs of AltaGas taken as a whole.

Auditors

The auditors of AltaGas are Ernst & Young LLP, Chartered Accountants, 1000, 440 – 2nd Avenue S.W., Calgary, Alberta T2P 5E9.

Legal Proceedings

AltaGas is not involved in any legal proceeding known to management to be material, either individually or in the aggregate, to AltaGas.

RISK FACTORS

The Trust

An investment in the Trust should be considered highly speculative due to the nature of the Trust's activities and the present stage of its development. The following is a summary of certain risk factors relating to the activities of the Trust and the ownership of Trust Units which Securityholders should carefully consider before making a decision relating to the Arrangement Resolution. A Securityholder should consider carefully all such risk factors.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the diversified energy services business and should not be viewed by Securityholders as shares in AmalgamationCo. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be the shares of the General Partner, the units of the Holding Trust, Holding Trust Notes and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of AmalgamationCo and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates,

electricity prices and natural gas and NGLs prices. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Potential Sales of Additional Trust Units

The Trust may issue additional Trust Units in the future to directly or indirectly fund capital expenditure requirements of AmalgamationCo and other entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Trust Units may be issued without the approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such additional issues. The Board of Directors has discretion in connection with the price and the other terms of the issue of such additional Trust Units.

Absence of Prior Public Market

Prior to the Effective Date of the Arrangement, there will have been no public market for the Trust Units. The market price of the Trust Units will be sensitive to a variety of market conditions. Changes in market conditions may adversely affect the trading price of the Trust Units.

Nature of Distributions

Unlike interest payments on an interest-bearing security, cash distributions by income trusts on trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable "returns of capital"). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to Trust Unitholders. Therefore, a Trust Unitholder's rate of return over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a Trust Unitholder may receive cash distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Trust Unitholder while returns of capital are generally non-taxable to a Trust Unitholder (but reduce a Trust Unitholder's cost base in the Trust Unit for tax purposes). Trust Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances.

Variability of Distributions

As the cash flow available for distribution to Trust Unitholders is a function of numerous factors, including AmalgamationCo's financial performance, the impact of interest rates, electricity prices, gas and NGLs prices, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of Trust Units and Exchangeable Securities outstanding, depending on the operations of AmalgamationCo and the performance of its assets, Distributions may be reduced or suspended entirely.

The market value of the Trust Units may deteriorate if the Trust is unable to meet its cash distribution targets in the future, and that deterioration may be material.

Changes in Legislation

There can be no assurance that income tax laws, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Trust Unitholders.

Environmental and applicable operating legislation may be changed in a manner which adversely affects Trust Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries.

Distribution of Trust Units or Holding Trust Notes on Redemption or Termination of the Trust

It is anticipated that the redemption right will not be the primary mechanism for Trust Unitholders to liquidate their investment. Securities which may be received as a result of a redemption of Trust Units will not be listed on any stock exchange and no market for such securities is expected to develop. The securities so distributed may not be qualified investments for Exempt Plans, depending upon the circumstances existing at that time. On termination of the Trust, the Trustee may distribute the securities directly to Trust Unitholders, subject to obtaining all of the necessary regulatory approvals. In addition, there may be resale restrictions imposed by applicable law upon the recipients of securities pursuant to the redemption right. The Holding Trust Notes will not be guaranteed by any other party, and the provisions of the Holding Trust Note Indenture governing events of default and the remedies available thereunder will not provide protection to the holders of Holding Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Debt Service

AmalgamationCo may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AmalgamationCo may impair AmalgamationCo's ability to satisfy its obligations under the LP Subco Debt. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AmalgamationCo of its obligations under the LP Subco Debt. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Dependence on AmalgamationCo

The Trust will be entirely dependent upon the success of the operations of AmalgamationCo through its indirect ownership of AmalgamationCo. Accordingly, the distributions to the Trust Unitholders will be dependent on the ability of AmalgamationCo to generate cash flow.

Taxation of AmalgamationCo

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of the Trust Units. For example, if the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "*Certain Canadian Federal Income Tax Considerations*" would be materially and adversely different in certain respects.

Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Board of Directors expects this to be the case in respect of AmalgamationCo and its interest expense on the LP Subco Debt. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against AmalgamationCo, it could have a materially adverse affect on the amount of distributable cash available.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including commodity prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Residual Liabilities of AltaGas

Pursuant to the Arrangement, AmalgamationCo will be the corporation resulting from the amalgamation of AltaGas, LP Subco, the Holdcos and the Amalgamating Subsidiaries. As a result, AmalgamationCo will own, directly or indirectly, all of the assets of AltaGas. As the successor entity to AltaGas, AmalgamationCo will retain all liabilities of AltaGas, including liabilities relating to corporate and income tax matters.

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon Unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

Deductibility of Expenses

Although the General Partner is of the view that all expenses to be claimed by the Trust, Holding Trust, AltaGas LP #1 and AltaGas LP #2 will be reasonable and deductible, there can be no assurance that CRA will agree. If CRA successfully challenges the deductibility of any such expenses, the return to Trust Unitholders may be adversely affected.

The Partnerships

As the Exchangeable Securities are intended to be the voting and economic equivalent of Trust Units, for a discussion of the risk factors associated with holding, and the ownership of, Exchangeable Securities, in addition to the risk factor disclosed under this heading, please refer to the discussion of the risk factors above under the heading "*Risk Factors – The Trust*". A prospective investor should consider carefully all such risk factors.

Risks Associated with Exchangeable Securities

Certain risks are associated with a Securityholder electing to receive Exchangeable Securities under the Arrangement, including: restrictions on the ability of a holder to transfer Exchangeable Securities; the fact that no opinion has been requested or obtained by AltaGas or the Trust as to the tax consequences of such election to a particular Securityholder and that neither AltaGas nor the Trust is providing any representation as to the tax consequences of any such election.

Indemnity of Limited Partners

While the General Partner has agreed pursuant to both the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement to indemnify the limited partners of AltaGas LP #1 and AltaGas LP #2, including without limitation holders of LP #1 A Units, LP #2 A Units and Exchangeable Securities, the General Partner may not have sufficient assets to honour such indemnification.

AmalgamationCo

The following are the primary risks associated with the business and affairs of AmalgamationCo and should be considered carefully in light of the fact that the Trust will depend entirely on the operations and assets of AmalgamationCo for its income, and thereby its ability to pay distributions to Trust Unitholders.

These risks are applicable to AltaGas' current operations and AmalgamationCo's future operations. The Arrangement itself does not create any of these risks but simply reallocates those risks to AmalgamationCo, as the successor to the business and affairs currently conducted by AltaGas.

Operating Risk

As AmalgamationCo continues to grow and diversify its midstream energy business the risk profile of AmalgamationCo may change. AmalgamationCo may enter into or expand business components where there is greater economic exposure and more "at risk" capital. AmalgamationCo's expectation of higher returns from these businesses justifies the level of risk. In addition, AmalgamationCo enters into these businesses on the basis that these risks can be actively managed.

AmalgamationCo's current operations are subject to the risks normally associated with the operation and development of natural gas and power facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of these events could increase AmalgamationCo's costs and reduce its ability to process or transport natural gas or deliver power.

AmalgamationCo believes that operational risk is best managed by maintaining control over the timing of capital expenditures, operational decisions and costs by becoming the operator of the facilities in which it invests. At the end of 2003, AmalgamationCo operated 65 of its 67 field gathering and processing facilities, all of its transmission facilities and all of AltaGas Utilities' distribution assets. AmalgamationCo does not operate its extraction plant interests or the assets underlying its PPA based arrangements. Failure by the operators of these facilities to operate at the cost or in the manner projected by AmalgamationCo could negatively affect AmalgamationCo's results.

Facility Throughput

The majority of AmalgamationCo's gathering and processing facilities process or transport natural gas from the Western Canadian Sedimentary Basin. Continuing use of these systems is dependent on a number of factors including the level of exploration and development within the basin, the longer term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AmalgamationCo's gathering and processing facilities is influenced by production of natural gas in the areas serviced by AmalgamationCo. At all of its field gathering and processing facilities, AmalgamationCo actively pursues opportunities to maintain or increase throughput and has been successful in offsetting production declines. AmalgamationCo's contract provisions mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AmalgamationCo's facilities are located and allow AmalgamationCo to recover its invested capital in a relatively short period of time. The majority of AmalgamationCo's field processing facilities are skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

Market Risk

AmalgamationCo is exposed to market risks resulting from movements in commodity prices and interest rates. AmalgamationCo manages its exposure to these risks through the use of various physical and financial instruments.

AmalgamationCo's Commodity Risk Management Policy details the parameters used to measure, monitor and report commodity price risks. It also includes risk management guidelines and objectives, risk tolerance and approved products. This policy prohibits the use of physical and financial instruments for speculative purposes.

Electricity Prices

AmalgamationCo's revenue from sales related to PPAs are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. AmalgamationCo reduces its exposure to floating electricity prices by supplying internal electrical demand requirements and locking in margins with financial instruments.

Natural Gas Liquids Fractionation Price

AmalgamationCo's extraction business depends in part on the level of demand for and pricing of NGLs. AmalgamationCo cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGLs prices and crude oil prices. As crude oil prices fall, NGLs prices will generally decrease subject to other factors that influence the supply and demand. All of AmalgamationCo's net share of the ethane production and approximately 50% of AmalgamationCo's share of NGLs bear no commodity price risk. The remaining NGLs are subject to the spread between the price received for the NGLs extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs.

Interest Rate

AmalgamationCo is exposed to interest rate fluctuations on variable rate debt. AmalgamationCo monitors its level of fixed to floating and variable rate debt instruments and from time to time interest rate swaps are used to help maintain balances of each commensurate with AmalgamationCo's target to have 70 to 75% of its debt at fixed interest rates. At December 31, 2003 AmalgamationCo had fixed interest rates on $180.0 million or 61% of its floating rate debt through interest rate swaps. At year end approximately $280.0 million or 71% of AmalgamationCo's total debt, including its Medium Term Notes and swaps, was at fixed interest rates.

Weather

The AEUB sets rates based upon a deemed capital structure, an allowed rate of return on common equity, an approved rate base and costs expected to be incurred by the utility assuming normal weather conditions. As customers are billed on an actual volume basis, the utility's ability to recover the allowed rate of return depends upon achieving the forecast distribution volumes under "normal weather" conditions. Degree days are used to measure coldness in a franchise area. Degree day deficiency is a measure of coldness. It is calculated by accumulating for each day in the fiscal period the total number of degrees by which the daily mean temperature falls below 18 degrees celcius.

Regulatory

AmalgamationCo's businesses are subject to regulation in the jurisdictions in which they carry on business. Pipeline and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulator intervention. In the natural gas distribution business under return on rate base regulation, rates are set which allow the regulated entity the opportunity to cover its costs and earn a reasonable return. However there is no guarantee that the entity will earn its fair return because rates are set to cover future estimated costs based on future estimated demand and "normal weather" conditions and the entity's actual revenues may be more or less than the actual costs. In addition, warmer than normal weather may result in lower than expected demand.

Credit Risk

AmalgamationCo is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future financial obligations to AmalgamationCo. AmalgamationCo minimizes counterparty risk by conducting credit reviews on clients prior to providing services, by participating in contract negotiations to include credit mitigation clauses and by obtaining financial or performance assurances from clients. AmalgamationCo provides an allowance for doubtful accounts in the normal course of its business.

OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING

Approval of Trust Unit Option Plan

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, approve the adoption by AltaGas of a Trust Unit Option Plan which will authorize AltaGas to grant Trust Options to purchase Trust Units to directors, officers, employees, consultants and other personnel of AltaGas and its affiliates (and following the Effective Date of the Arrangement, AmalgamationCo and its affiliates). The number of authorized but unissued Trust Units that may be subject to Trust Options at any time, plus the number of Trust Units that have been issued on exercise of Trust Options granted under the Trust Unit Option Plan (including Trust Options granted to holders of Options not otherwise exercised prior to the Effective Date), may not exceed 1,750,000. In addition, the Trust Options granted under the Trust Unit Option Plan, together with all of AltaGas' other previously established or proposed Trust Unit compensation arrangements, shall not result at any time in:

(a) the number of Trust Units reserved for issuance pursuant to Trust Options granted to insiders exceeding 10% of the outstanding issue;

(b) the issuance to insiders within a one (1) year period, of a number of Trust Units exceeding 10% of the outstanding issue; or

(c) the issuance to any one (1) insider and such insider's associates, within a one (1) year period, of a number of Trust Units exceeding 5% of the outstanding issue.

The number of Trust Units reserved for issuance pursuant to Trust Options granted to any one (1) individual may not exceed 5% of the issued and outstanding Trust Units. The Trust Unit Option Plan provides that the terms of the Trust Options granted and the Trust Option prices shall be fixed by the Board of Directors subject to the price and other restrictions imposed by the relevant regulatory authorities. The Trust Unit Option Plan also provides that no Trust Option shall be granted to any person except upon recommendation of the Board of Directors. Trust Options granted under the Trust Unit Option Plan may not be for a period longer than ten (10) years and the exercise price must be paid in full upon exercise of the Trust Option. The administration and operation of the Trust Unit Option Plan may be delegated by the Board of Directors to the Human Resources and Compensation Committee.

The AltaGas Directors have authorized the acquisition of all the issued and outstanding unexercised (whether vested or unvested) Options from the Optionholders as part of the Arrangement in exchange for Trust Options under the Trust Unit Option Plan on a one-for-one basis, subject to each such Optionholder entering into a trust option agreement, with the terms of each such Trust Option being the same as the terms of the Option exchanged therefore (including, without limitation, the exercise price) and the terms of the applicable trust option agreement being substantially the same as the terms of the applicable agreement relating to the Options being exchanged other than the substitution of a Trust Unit for each Common Share purchasable pursuant to the Option prior to the Effective Time.

The Trust Unit Option Plan is subject to the approval of the TSX and no Trust Options which are granted prior to the receipt of such approval may be exercised until such approval has been received.

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Trust Unit Option Plan for AltaGas:

"BE IT RESOLVED as an ordinary resolution of the unitholders of AltaGas Income Trust that the Trust Unit Option Plan, as more particularly described in AltaGas Services Inc.'s Information Circular and Proxy Statement dated March 26, 2004, be and the same is hereby approved and authorized."

Pursuant to the requirements of the TSX, the foregoing resolution must be approved by a simple majority of the votes cast at the Meeting by Securityholders voting in person or by proxy. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the Trust Unit Option Plan.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of AltaGas to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of AltaGas who will be specifically remunerated therefor. All costs of the solicitation will be borne by AltaGas. AltaGas has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Securityholders and to solicit proxies in favour of the Arrangement Resolution. AltaGas may however do so, and if it does, the costs in respect of such services would be paid by AltaGas.

Appointment and Revocation of Proxies

Accompanying this Information Circular are, in the case of holders of Common Shares, a form of proxy printed on GREEN paper, in the case of holders of Participating Shares, a form of proxy printed on BLUE paper and in the case of holders of Options, a form of proxy printed on WHITE paper for use at the Meeting.

The persons named in the enclosed forms of proxy are directors or officers of AltaGas. **A Securityholder desiring to appoint a person (who need not be a Securityholder) to represent such Securityholder at a Meeting other than the persons designated in the accompanying forms of proxy may do so either by inserting such person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department.** A form of proxy must be received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the last Business Day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The AltaGas Directors have fixed the record date for the Meeting as at the close of business on March 25, 2004. Securityholders of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, except to the extent a holder of Common Shares transfers any Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of holders of Common Shares entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Securityholder or his attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by

an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with AltaGas).

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. **In the absence of such direction, such Securities will be voted FOR the approval of the Arrangement Resolution.**

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of AltaGas knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at March 26, 2004 there were 36,927,793 Common Shares and 1,384,488 Options issued and outstanding. To the knowledge of the directors and officers of AltaGas, as at March 26, 2004 no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of the Common Shares other than:

Principal shareholders	Number of Common Shares	Percentage of class
Enbridge Inc.(1) Calgary, Alberta	9,197,500	24.91%

Note:

(1) This amount does not include the 9,000,000 Common Shares issuable upon the exchange of Participating Shares held by Enbridge. Assuming that such Participating Shares are converted into Common Shares and all issued and outstanding Options are exercised, Enbridge would hold 38.46% of the diluted Common Shares.

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each holder of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting. In addition, the Interim Order provides that each Holder of Securities issued by AltaGas after the Record Date and prior to the date of the Meeting will be entitled to receive notice of and to vote at the Meeting. Each such Securityholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Common Shareholder transfers the ownership of any Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Common Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Pursuant to the Interim Order:

(c) each Common Shareholder will be entitled to one vote for each Common Share held, each Participating Shareholder will be entitled to one vote for each Participating Share held and each

Optionholder will be entitled to one vote for each Common Share issuable upon the exercise of such Options;

(d) the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Meeting by the Securityholders, voting together as a class;

(e) the quorum at the Meeting of the Securityholders will be two persons present in person or by proxy and holding or representing not less than 10% of the Securities entitled to be voted at such Meeting; and

(f) if no quorum of Securityholders is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is a non-Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes.

Other Business

In order to comply with the rules of the TSX, matters under the heading "*Other Matters To Be Brought Before the Meeting*" must be approved by a simple majority of Securityholders voting in person or by proxy at the Meeting except where otherwise stated.

APPROVAL OF DIRECTORS

The AltaGas Directors have approved the contents of this Information Circular and the sending thereof to Securityholders.

By Order of the Board

"David W. Cornhill"
David W. Cornhill
Chairman of the Board

March 26, 2004.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 26th day of March, 2004.

"David W. Cornhill"	*"Patricia M. Newson"*
David W. Cornhill Chairman and Chief Executive Officer	Patricia M. Newson Senior Vice-President Finance and Chief Financial Officer

APPENDIX A

ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. the arrangement under section 192 of the *Canada Business Corporations Act* (the "**Arrangement**") substantially as set forth in the plan of arrangement (the "**Plan of Arrangement**") attached as Exhibit 1 to Appendix C to the Information Circular and Proxy Statement dated March 26, 2004 (the "**Information Circular**") accompanying the notice of this meeting is hereby authorized, approved, ratified and confirmed;

2. the Arrangement Agreement dated March 26, 2004 among AltaGas Services Inc. ("**AltaGas**"), AltaGas Income Trust, AltaGas Holding Trust, AltaGas General Partner Inc., AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2, AltaGas Subsidiary Corporation, AltaGas Suffield Pipeline Inc., AltaGas Liquids Inc., AltaGas (Sask.) Inc., Cedar Energy Inc., AltaGas Marketing Inc., Alberta Compression Rental Services Inc. and AltaGas Energy Solutions Inc. (the "**Arrangement Agreement**"), a copy of which is attached as Appendix C to the Information Circular accompanying the notice of this meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of AltaGas may, without further notice to or approval of the holders of Common shares, the holders of Participating shares or the holders of options of AltaGas, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of AltaGas is hereby authorized, for and on behalf of AltaGas, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX B

INTERIM ORDER

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c C-44

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALTAGAS SERVICES INC., ALTAGAS INCOME TRUST, ALTAGAS HOLDING TRUST, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, ALTAGAS SUBSIDIARY CORPORATION, ALTAGAS GENERAL PARTNER INC., CERTAIN DIRECT AND INDIRECT WHOLLY-OWNED SUBSIDIARIES OF ALTAGAS SERVICES INC., CERTAIN OTHER CORPORATIONS AND THE SECURITYHOLDERS OF ALTAGAS SERVICES INC.

BEFORE THE HONOURABLE	)	AT THE COURT HOUSE, AT CALGARY, ALBERTA,
MR. JUSTICE J.D. ROOKE	)	ON THE 23RD DAY OF MARCH, 2004.
IN CHAMBERS	)	

INTERIM ORDER

UPON the Petition of AltaGas Services Inc. ("**AltaGas**");

AND UPON reading the Petition and the Affidavit of Dennis A. Dawson, filed;

AND UPON hearing counsel for AltaGas; AND UPON noting the consent of counsel for AltaGas Income Trust, AltaGas Holding Trust, AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2, AltaGas Subsidiary Corporation ("**LP Subco**"), AltaGas General Partner Inc., certain direct and indirect wholly-owned subsidiaries of AltaGas and certain other corporations;

AND UPON noting that the Director appointed under Section 260 of the *Canada Business Corporations Act*, R.S.C. 1985, c.C-44 (the "**CBCA**") has been given notice of this application as required by Section 192(5) of the CBCA and has advised that he does not intend to appear in person or by counsel or make any representations;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular and Proxy Statement of AltaGas (the "**Information Circular**"), which is attached as Exhibit "A" to the Affidavit of Dennis A. Dawson sworn March 23, 2004 (the "**Affidavit**"); and

(b) all references to "Arrangement" used herein mean the arrangement as described in the Affidavit and in the plan attached as Schedule A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS ORDERED THAT:

The Meeting

1. The Meeting shall be a single meeting of holders of AltaGas' Common Shares ("**Common Shareholders**"), holders of its Participating Shares ("**Participating Shareholders**") and holders of Options to acquire its common shares ("**Optionholders**") (collectively the "**Securityholders**") who shall vote together as a single class.

2. AltaGas is authorized and directed to call, hold and conduct the Meeting in accordance with the Notice of Meeting, the CBCA and applicable securities laws, the articles and by-laws of AltaGas, this Order, and the rulings and directions of the Chairman of the Meeting, and in that connection to submit the Plan to the Meeting for the consideration of Securityholders.

Amendments

3. AltaGas is authorized to make such amendments, revisions and/or supplements to the Plan as it may determine, and the Plan as so amended, revised and/or supplemented shall be the Plan submitted to the Meeting and the subject of the Arrangement Resolution.

Adjournments and Postponements

4. AltaGas (acting through the Chairman of the Meeting), if it deems it advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of Securityholders respecting the adjournment or postponement.

Record Date for Notice

5. The record date for determination of Securityholders entitled to receive the Notice of Meeting, Notice of Petition, Information Circular, proxy and Letter of Transmittal and Election Form shall be March 25, 2004.

Notice of Meeting

6. AltaGas shall give notice of the Meeting in the form of the Notice of Meeting. The Notice of Meeting shall be given, by one of the methods set out in paragraph 9 of this Order, not later than 21 days prior to the date established for the Meeting in the Notice of Meeting. Accidental failure or omission to give notice as a result of events beyond the reasonable control of AltaGas (including, without limitation, inability to utilize postal services or transmission interruptions) shall not constitute a breach of this Order or a defect in the calling of the Meeting, but if any such failure or omission is brought to the attention of AltaGas it shall be rectified by AltaGas by the method and in the time most reasonably practicable in the circumstances. The Notice of Meeting shall be deemed to have been received in accordance with paragraph 11 of this Order.

The Information Circular

7. AltaGas is authorized and directed to send the Information Circular to Securityholders and is specifically authorized to incorporate by reference the documents listed therein. The Information Circular shall be distributed or made available in accordance with paragraph 9 of this Order and shall be deemed to have been received in accordance with paragraph 11 of this Order.

Solicitation of Proxies

8. AltaGas is authorized to use the proxies enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final forms of such proxies. AltaGas is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal and electronic communication as it may determine.

Method of Dissemination

9. The Notice of Meeting, Notice of Petition, Information Circular, proxy, Letter of Transmittal and Election Form and any other communication(s) and/or documents relating to the Meeting as determined by AltaGas (including a copy of this Order) shall be disseminated, distributed, sent, served upon and given to Securityholders in one or more of the following methods:

(a) by first class prepaid mail, addressed to each Securityholder at the address of the Securityholder recorded on the registers of AltaGas;

(b) by delivery, in person or by recognized courier service, to the addresses specified in paragraph (a) above; or

(c) by facsimile transmission to any Securityholder who identifies itself to the satisfaction of AltaGas and the scrutineers, who requests such transmission and if required by AltaGas is prepared to pay the charges for such transmission;

and shall be sent by first class prepaid mail to the directors and auditors of AltaGas and the Director, and shall be electronically filed with the Toronto Stock Exchange via the system for electronic document analysis and retrieval; and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10. Notice of any amendments, updates, or supplements to any of the information provided pursuant to paragraph 9 of this Order may be communicated to Securityholders by press release, newspaper advertisement or by notice to Securityholders by one of the methods specified in paragraph 9 of this Order, as determined to be the most appropriate method of communication by the board of directors of AltaGas.

Deemed Receipt of Notice

11. The Notice of Meeting, Notice of Petition, Information Circular, proxy, Letter of Transmittal and Election Form and a copy of this Order shall be deemed, for the purposes of this Order, to have been received by Securityholders:

(a) in the case of mailing, 3 days after delivery thereof to the Post Office;

(b) in the case of personal delivery, upon receipt thereof by the intended addressee or, in the case of delivery by courier, 1 Business Day after receipt by the courier; and

(c) in the case of facsimile transmission, upon the transmission thereof.

Chairman

12. The Chairman of the Meeting shall be the person designated in the by-laws of AltaGas, or if so determined by the AltaGas Directors, a member of the AltaGas Directors present at the Meeting and selected for that purpose by the AltaGas Directors present. The duties and authorities of the Chairman shall extend in every respect to the conduct of the Meeting.

Scrutineers

13. Subject to its agreement, the scrutineers for the meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose). The duties of the scrutineers shall be, *inter alia*, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Meeting. The duties of the scrutineers shall extend to:

(a) invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b) reporting to the Chairman on the quorum of the Meeting;

(c) reporting to the Chairman on any polls taken or ballots cast at the Meeting; and

(d) providing to AltaGas and to the Chairman and to the Secretary of the Meeting (described below) written reports on matters related to their duties.

Secretary

14. The Secretary of the Meeting shall be the Corporate Secretary of AltaGas, or in his absence, a person (who need not be an officer or employee of AltaGas) selected for that purpose by the Chairman of the Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of his duties. The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Meeting.

Deposit of Proxies

15. Proxies must be deposited with the scrutineers at the office of the scrutineers designated in the Notice of Meeting, or with persons appointed by the scrutineers for that purpose, not less than 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting, or any adjournment or postponement of the Meeting.

16. Proxies must be completed and executed in accordance with the instructions contained thereon. Proxies must be actually delivered to AltaGas or the scrutineers prior to or by the time prescribed in paragraph 15 above, provided that, in the discretion of the Chairman, proxies which are not physically deposited may be accepted by the Chairman if transmitted to AltaGas or the scrutineers or the Chairman in a form and/or by a person, prior to or by the above times, reasonably believed by the Chairman to be genuine.

17. The Chairman is authorized to, but need not, accept any form of proxy other than the form(s) prescribed herein which is reasonably believed by the Chairman to be in a lawful form, to be genuine, and to indicate the voting intention of the Securityholder or its proxy.

Revocation of Proxies

18. Proxies given by Securityholders for use at the Meeting may be revoked at any time prior to their use. A Securityholder giving a proxy may revoke the proxy: (a) by instrument in writing executed by the Securityholder or by his or her attorney authorized in writing, or, if the Securityholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and deposited either with the scrutineers at the office of the scrutineers designated in the Notice of Meeting and/or Information Circular not later than 5:00 p.m. (Calgary time), on the last Business Day preceding the day of the Meeting (or any adjournment or postponement thereof) or with the Chairman on the day of the Meeting (or adjournment or postponement thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; (c) by voting in person at the Meeting (although attendance at the Meeting will not in and of itself constitute a revocation of proxy); or (d) in any other manner permitted by law.

19. The Chairman shall have the authority to determine whether any proxy and/or revocation of any proxy and/or reasonable facsimile thereof:

(a) has been properly executed;

(b) has been properly delivered;

(c) is genuine; and/or

(d) indicates the intention of the Securityholder submitting the same.

20. Any ruling of the Chairman shall be final and determinative, provided that: (a) that the Chairman shall be required to report to AltaGas the ruling thereon, and (b) that any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this Court.

21. The right is reserved to the Chairman to waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that he instructs the scrutineers prior to the last time at which any proxy or revocation is to be used.

General Procedures

22. A poll and a ballot shall be taken on the Arrangement Resolution presented to the Meeting, and on any other matters properly coming before the Meeting as ruled upon by the Chairman. The result of any ballot taken shall be final and determinative of the question or resolution on which the ballot is taken (subject to any contest thereon brought in any proceedings before this Court).

Quorum and Voting

23. The quorum required at the Meeting will be two Securityholders present in person, or represented by proxy, at the opening of the Meeting, and holding or representing not less than 10% of the Securities entitled to be voted at such Meeting, provided that if a quorum is not so present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is a non-Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes.

24. The vote required to approve the Arrangement Resolution is 66⅔% of the votes actually cast (not counting for this purpose abstentions, spoiled votes, illegible votes and/or defective votes). For these purposes each of AltaGas' Common Shares and Participating Shares shall carry one vote and each Option of AltaGas shall carry one vote for each Common Share that would be issuable on the exercise of such Option.

Permitted Attendees

25. The persons entitled to be present at the Meeting are those entitled to be present pursuant to the CBCA or other applicable statute or the by-laws of AltaGas, including, or as well as, as the case may be, the following persons:

(a) the Chairman;

(b) the Securityholders or their proxies;

(c) the directors and officers of AltaGas;

(d) the scrutineers (and their representatives for that purpose);

(e) the Secretary (and his assistants);

(f) the auditors of AltaGas;

(g) the legal and financial advisors of AltaGas;

(h) the Director (and his representatives); and

(i) other persons with the permission of the Chairman.

26. Except for Securityholders or their proxies and the Director, who may address the Meeting as of right, the Chairman shall be entitled to determine which other persons may address the Meeting.

Dissent and Appraisal Rights

27. All Securityholders shall be entitled to exercise rights of dissent and appraisal, in accordance with and in compliance with Section 190 of the CBCA and the Plan, provided that: (a) notwithstanding subsection 190(5) of the CBCA, the objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Applicant not later than 5:00 p.m. (Calgary time) on the Business Day preceding the Meeting; and (b) notwithstanding Section 190 of the CBCA, Securityholders who are ultimately determined to be entitled to be paid fair value for their AltaGas securities shall be deemed to have transferred those securities to LP Subco for cancellation on the Effective Date in consideration of the payment of the fair value thereof from LP Subco.

Variance

28. AltaGas is entitled at any time to seek leave to vary this Order.

Service of Notice on Sanction Hearing

29. The persons entitled to be served with or given notice of any further proceedings herein, including any hearing to sanction and approve the Plan, and to appear and to be heard thereat, shall be only (a) the Director and (b) the persons who have delivered Notice of Intention to Appear in accordance with the notice provisions set out in paragraph 33 below.

30. Delivery of a copy of this Order and the Notice of Petition in the Information Circular in the manner prescribed above shall constitute good and sufficient service and notice of the hearing to approve the Plan.

31. Upon compliance with paragraphs 29 and 30 above no further or other notice of the hearing to approve the Plan shall be required.

Final Application

32. Subject to further Order of this Court and provided that Securityholders have approved the Arrangement and the directors of AltaGas have not revoked that approval, AltaGas may proceed with an application for approval of the Arrangement and the Final Order on April 30, 2004 at 9:00 a.m. (Calgary time) or so soon thereafter as counsel may be heard at the Court House, 611 – 4th Street S.W., Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Securityholders, all Holdco Shareholders, AltaGas, the Trust, AltaGas Holding Trust, AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2, AltaGas Subsidiary Corporation, AltaGas General Partner Inc., the Amalgamating Subsidiaries and the Holders will be bound by the Arrangement in accordance with its terms.

Interested Persons

33. Any Securityholder and any other interested person may appear on, and make submissions at, the application for the Final Order, provided that such securityholder or other interested person shall file with this Court and serve on AltaGas, by service on AltaGas' counsel, on or before 12:00 noon (Calgary time) on April 23, 2004, a Notice of Intention to Appear, together with any evidence or materials which are to be presented to the Court, setting out each Securityholder's or other interested person's address for service by ordinary mail and indicating whether such Securityholder or other interested person intends to support or oppose the application or make submissions thereat, such Notice of Intention to Appear to be effected by delivery to the counsel for AltaGas at the address set forth below:

Stikeman Elliott LLP
4300 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 4J7
Attention: Luigi A Cusano

34. If the application for the Final Order is adjourned, only those holders or persons who have filed a Notice of Intention to Appear in accordance with paragraph 33 above need be served with notice of the adjourned date.

Precedence

35. To the extent of any inconsistency or discrepancy with respect to the matters determined in the Order, between this Order and the terms of any instrument creating or governing or collateral to the securities of AltaGas or to which the securities of AltaGas are collateral, or to the articles and/or by-laws of AltaGas, this Order shall govern.

"*J.D. Rooke*"

J.C.Q.B.A.

ENTERED at Calgary, Alberta,
March 23rd, 2004.

"*Kevin Hoschka*"

Clerk of the Court of Queen's Bench

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

among

ALTAGAS SERVICES INC.

- and -

ALTAGAS INCOME TRUST

- and -

ALTAGAS HOLDING TRUST

- and -

ALTAGAS GENERAL PARTNER INC.

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2

- and –

ALTAGAS SUBSIDIARY CORPORATION

- and -

THE AMALGAMATING SUBSIDIARIES

Dated as of March 26, 2004

TABLE OF CONTENTS

ARTICLE 6
NOTICES

ARTICLE 7
AMENDMENT AND TERMINATION

ARTICLE 8
GENERAL

THIS ARRANGEMENT AGREEMENT is dated as of March 26, 2004.

AMONG:

ALTAGAS SERVICES INC., a corporation incorporated pursuant to the laws of Canada (the "**AltaGas**")

- and -

ALTAGAS INCOME TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (the "**Trust**")

- and -

ALTAGAS HOLDING TRUST, an unincorporated investment trust established under the laws of Alberta ("**Holding Trust**")

- and -

ALTAGAS GENERAL PARTNER INC., a corporation incorporated under the laws of Canada (the "**General Partner**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership established under the laws of Alberta ("**AltaGas LP #1**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, a limited partnership established under the laws of Alberta ("**AltaGas LP #2**")

- and -

ALTAGAS SUBSIDIARY CORPORATION, a corporation incorporated pursuant to the laws of Canada ("**LP Subco**")

- and -

Each of the **AMALGAMATING SUBSIDIARIES** (as hereinafter defined), each a corporation incorporated under or to be continued under the laws of Canada.

WHEREAS AltaGas wishes to pursue a reorganization of its affairs pursuant to a Plan (as hereinafter defined) under the CBCA (as hereinafter defined);

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Arrangement Agreement (including the Schedule hereto) as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof;

"**AltaGas LP #1 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**Acquisition Proposal**" means a proposal or offer by any third party, whether or not subject to conditions and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material part of the assets of AltaGas (taken as a whole) or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over all or substantially all of the outstanding voting shares of AltaGas, whether by means of an arrangement or amalgamation, a merger, consolidation or other business combination, a sale of shares or assets, a take-over bid, tender offer or exchange offer, reorganization into an income fund or any other transaction involving AltaGas, including, without limitation, any single or multi-step transaction or series of related transactions.

"**Amalgamating Subsidiaries**" means Alberta Compression Rental Services Inc., AltaGas Energy Processors Inc., AltaGas Liquids Inc., AltaGas Marketing Inc., AltaGas (Sask.) Inc., AltaGas Suffield Pipeline Inc., AltaGas Transmission Ltd. and Cedar Energy Inc.;

"**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

"**Arrangement**" means the arrangement, under section 192 of the CBCA, on the terms and conditions set forth in the Plan;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached to the Information Circular, which special resolution will be voted on by Securityholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Certificate**" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA, giving effect to the Arrangement;

"**Common Shareholders**" means the holders of Common Shares;

"**Common Shares**" means Common shares in the capital of AltaGas;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Declaration of Trust**" means the declaration of trust of the Trust dated as of March 26, 2004, between the settlor and the Trustee, as from time to time amended, supplemented or restated;

"**Depository**" means Computershare Trust Company of Canada, as depository under the Plan;

"**Director**" means the Director appointed under section 260 of the CBCA;

"**Dissent Rights**" means the right of a registered holder of Securities to dissent to the Arrangement Resolution and to be paid the fair value of the Securities in respect of which the Securityholder dissents, pursuant to and in accordance with section 190 of the CBCA and the Interim Order;

"**Dissenting Securityholders**" means registered holders of Securities who validly exercise Dissent Rights;

"**Effective Date**" means the date the Arrangement is effective under the CBCA;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Enbridge**" means Enbridge Inc., a corporation incorporated pursuant to the CBCA;

"**Exchangeable Securities**" means, collectively, the LP #1 B Units and the LP #2 B Units;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following approval of the Arrangement pursuant to the provisions of Section 193 of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

"**Holding Declaration of Trust**" means the declaration of trust of Holding Trust dated as of March 26, 2004, between the Holding Trust Trustee and the Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as initial trustee of the Holding Trust, or such other person as becomes the trustee of the Holding Trust in accordance with the Holding Declaration of Trust;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Information Circular**" means the information circular and proxy statement, together with all appendices thereto, to be distributed by AltaGas in connection with the Meeting;

"**Interim Order**" means the Interim Order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of AltaGas therefor;

"**Limited Partnership Agreements**" means, collectively, the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement;

"**LP #1 A Units**" means the Class A limited partnership units of AltaGas LP #1;

"**LP #1 B Units**" means the Class B limited partnership units of AltaGas LP #1, which are exchangeable into Trust Units on a one-for-one basis;

"**LP #2 A Units**" means the Class A limited partnership units of AltaGas LP #2;

"**LP #2 B Units**" means the Class B limited partnership units of AltaGas LP #2, which are exchangeable into Trust Units on a one-for-one basis;

"**Meeting**" means the special meeting of Common Shareholders, the Participating Shareholder and Optionholders, and any adjournment(s) thereof, to consider and to vote on the Arrangement Resolution and such other matters as are set forth in the Notice of Meeting;

"**Notice of Meeting**" means the Notice of Special Meeting to accompany the Information Circular;

"**Non-Amalgamating Subsidiaries**" means, collectively, the subsidiaries of AltaGas other than the Amalgamating Subsidiaries;

"**Option**" means an option, or "**Options**" means, collectively, all outstanding options, to purchase Common Shares pursuant to AltaGas' existing stock option plan;

"**Optionholders**" means the holders of Options;

"**Participating Shares**" means Participating shares in the capital of AltaGas, all of which are presently owned, beneficially and of record, by Enbridge;

"**Participating Shareholder**" means the holder of Participating Shares;

"**person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

"**Plan**" means the Plan of Arrangement attached as Schedule A to this Agreement, as from time to time amended, supplemented or restated;

"**Securities**" means, collectively, the Common Shares, Participating Shares and Options;

"**Securityholders**" means, collectively, the Common Shareholders, the Participating Shareholder and Optionholders;

"**Shareholder Agreement**" means the shareholder agreement dated May 12, 1999 between AltaGas and Enbridge setting forth certain rights and obligations of AltaGas and Enbridge with respect to Enbridge's holdings of Common Shares and Participating Shares, as from time to time amended, supplemented or restated;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee which entitles the holders of Exchangeable Securities to such number of votes at meetings of Unitholders as equals the number of Trust Units issuable from time to time on the redemption, retraction or exchange of those Exchangeable Securities;

"**subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date among the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and AltaGas substantially in the form to be attached to the Information Circular, as from time to time amended, supplemented or restated;

"**Trust Options**" means options to purchase Trust Units;

"**Trust Unit**" or "**Unit**" means a trust unit, other than a Special Voting Unit, of the Trust, each such unit representing an equal undivided beneficial interest therein;

"**Trustee**" means Computershare Trust Company of Canada, as the initial trustee of the Trust, or such other person as becomes the trustee of the Trust pursuant to the Declaration of Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Unitholders**" means the holders from time to time of Units;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date among the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee substantially in the form to be attached to the Information Circular, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to a "Schedule" followed by a letter refer to the specified schedule to this Agreement.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d) the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f) time is of the essence; and

(g) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

1.10Schedule

The following Schedule is annexed to this Agreement and is hereby incorporated by reference into this Agreement and forms an integral part hereof:

Schedule A – Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1 Implementation Steps by AltaGas

AltaGas covenants in favour of each of the other parties that AltaGas shall:

(a) as soon as reasonably practicable, apply to the Court in a manner acceptable to the Trust, acting reasonably, under Section 192 of the CBCA and diligently prosecute an application for the Interim Order;

(b) subject to Section 2.3, convene and hold the Meeting as promptly as practicable in accordance with the Interim Order or otherwise as required by applicable laws for the purpose of considering and, if deemed advisable, approving the Arrangement and the transactions contemplated thereby (and for any other proper purpose as may be set out in the Notice of Meeting);

(c) subject to obtaining the approval(s) as are required by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order; and

(d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement. Notwithstanding the foregoing, AltaGas shall be entitled, if it reasonably considers it appropriate to do so having regard, among other things, to the percentage of Common Shares, Participating Shares and Options that were voted in favour of the Arrangement and whether, and to what extent, Securityholders appear or are represented at the Court application in respect of the Interim Order or the Final Order expressing opposition to the Arrangement, to require that the filing of the Articles of Arrangement be delayed until the earlier of the termination date of this Agreement in accordance with Section 7.2 and the date three Business Days after all appeal periods applicable to the Interim Order and the Final Order have expired, and any such appeals, if any, made during such periods have been denied or withdrawn.

2.2 Interim Order

The application referred to in Section 2.1(a) shall include a request that the Interim Order provide for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement and for the grant of the Dissent Rights.

2.3 Information Circular

As promptly as practicable, the parties shall cooperate in the preparation of the Information Circular, together with any and all other documents required by the CBCA or other applicable laws in connection with the Arrangement. As promptly as practicable after the completion of the Information Circular, AltaGas shall cause the Information Circular and all other documentation required in connection with the Meeting to be sent to each Securityholder and each other person as required by the Interim Order and applicable laws.

2.4 Securities Compliance

The parties shall use all reasonable commercial efforts to obtain all orders required from the applicable Canadian securities authorities to permit the issuance of the Trust Units and Exchangeable Securities pursuant to the Arrangement and to permit the issuance and first resale of:

(a) the Units to be issued pursuant to the Arrangement;

(b) the Units to be issued upon exchange of the Exchangeable Securities from time to time; and

(c) the Units to be issued upon exercise of Trust Options issued pursuant to the Arrangement;

in each case without qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any regulatory authority under any applicable Canadian securities or other laws or pursuant to the rules and regulations of any regulatory authority administering such laws, or the fulfilment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" for the purposes of Canadian securities laws).

2.5 Preparation of Filings

(a) The parties shall cooperate in:

(i) the applications for the orders described in Section 2.4 and the preparation of such other documents reasonably deemed by the parties to be necessary to discharge, in the manner contemplated by Section 2.4, their respective obligations under applicable Canadian securities laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii) the taking of all such actions as may be required under any applicable Canadian securities laws in connection with the issuance of and transfer of Securities, including the Units, Exchangeable Securities and Trust Options, in connection with the Arrangement; and

(iii) the taking of all such actions as may be required under the CBCA in connection with the transactions contemplated by this Agreement and the Plan.

(b) Each of the parties shall, on a timely basis, furnish to the others all such information concerning it and its respective securityholders as may be required (and, in the case of its securityholders, available to it) to effect the foregoing actions and each covenants that no information furnished by it (to its knowledge in the case of information concerning its securityholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

(c) Each of the parties shall promptly notify the other if at any time before or after the Effective Time it becomes aware that the Information Circular or an application for an order described in Section 2.4 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Information Circular or such application or registration statement. In any such event, the parties shall cooperate in the preparation of a supplement or amendment to the Information Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to the Securityholders and/or filed with the relevant securities regulatory authorities.

(d) AltaGas shall ensure that the Information Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Information Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made and shall ensure that the Information Circular provides Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them and voted on at the Meeting.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of AltaGas

AltaGas represents and warrants to and in favour of each of the parties as follows, and acknowledges that such parties are relying upon such representations and warranties:

(a) AltaGas is a company duly incorporated and validly existing under the laws of Canada and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of AltaGas consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which 36,927,793 Common Shares (and no more) and 9,000,000 Participating Shares (and no more) are issued and outstanding as at the date of this Agreement and all of such issued and outstanding Common Shares and Participating Shares are fully paid and non-assessable;

(c) other than Options to purchase an aggregate of 1,384,480 Common Shares (and no more and the applicable provisions of the Shareholder Agreement), there are no options, warrants, conversion or

exchange privileges or other rights, agreements or commitments obligating AltaGas, whether or not on condition, to issue any securities of AltaGas;

(d) AltaGas, directly or indirectly, beneficially owns all of the issued and outstanding shares, units of ownership or beneficial interests, as the case may be, of each of the Amalgamating Subsidiaries and Non-Amalgamating Subsidiaries;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the constating documents of AltaGas;

(ii) (except as referred to in the Information Circular) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which AltaGas or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound and which is material to AltaGas and its subsidiaries (taken as a whole) or to which any material property of AltaGas or any of its subsidiaries (taken as a whole) is subject (except under the Heritage Gas Limited Unanimous Shareholder Agreement and certain employment contracts with change of control provisions) or result in the creation of any encumbrance upon any material assets of AltaGas or any of its subsidiaries under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) other than such approvals as may be required under the *Competition Act* (Canada), do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to AltaGas or any of its subsidiaries, the breach of which would have a material adverse effect on AltaGas and its subsidiaries (taken as a whole);

(f) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of AltaGas, contemplated or threatened against or affecting AltaGas or any of its subsidiaries in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of AltaGas, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of Dissent Rights) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of AltaGas and its subsidiaries (taken as a whole);

(g) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of AltaGas and this Agreement constitutes a valid and binding obligation of AltaGas enforceable against it in accordance with its terms, subject to the availability of equitable remedies and limitations on the enforcement of creditors' rights generally;

(h) the minute books of AltaGas are true and correct and contain the minutes of all meetings and all resolutions of the directors and Securityholders thereof;

(i) the books of account and other records of AltaGas and its subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

(j) AltaGas is a reporting issuer or equivalent in each of the provinces of Canada and, to the knowledge or AltaGas, is not in default of any requirement of securities and corporate laws, regulations, rules, orders, notices, instruments, and policies; and

(k) each of its subsidiaries is duly incorporated or organized, as the case may be, and validly existing under the laws of its jurisdiction of incorporation or organization and has the corporate power and capacity to own or lease its property and assets, and to carry on its business as now conducted by it.

3.2 Representations and Warranties of General Partner and LP Subco

Each of the General Partner and LP Subco represents and warrants to and in favour of the other parties as follows, and acknowledges that such parties are relying upon such representations and warranties:

(a) it is a body corporate incorporated and validly existing under the laws of Canada and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) in the case of the General Partner, the authorized capital of the General Partner consists of an unlimited number of common shares of which, as at the date hereof, one common share is issued and outstanding, which share is owned legally and beneficially by the Trust and is fully paid and non-assessable;

(c) in the case of LP Subco, the authorized capital of LP Subco consists of an unlimited number of common shares of which, as at the date hereof, one common share is issued and outstanding, which share is owned legally and beneficially by AltaGas LP #2 and is fully paid and non-assessable;

(d) except as contemplated by this Agreement, there are no options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating it, whether or not on conditions, to issue any securities;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, its constating documents;

(ii) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound and which is material to it or to wh ich any of its material property is subject, or result in the creation of any encumbrance upon any of its assets under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to it, the breach of which would have a material adverse effect on it;

(f) there are no actions, suits, proceedings, claims or investigations commenced or, to its knowledge, contemplated or threatened against or affecting it in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to its knowledge, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(g) it has no subsidiaries;

(h) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by its board of directors and this Agreement constitutes a valid and binding obligation of it enforceable in accordance with its terms, subject to the availability of equitable remedies and limitations on the enforcement of creditors' rights generally;

(i) its minute books are true and correct and contain the minutes of all meetings and all resolutions of the directors and securityholders thereof;

(j) its books of account and other records, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices; and

(k) it has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.3 Representations and Warranties of AltaGas LP #1 and AltaGas LP #2

Each of AltaGas LP #1 and AltaGas LP #2 represents and warrants to and in favour of the other parties and acknowledges that the other parties are relying upon such representations and warranties:

(a) it is limited partnership established under the laws of Alberta with the General Partner as the sole general partner and, in the case of AltaGas LP #1, Holding Trust and, in the case of AltaGas LP #2, AltaGas LP #1 as the sole initial limited partner and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;

(b) it presently has five outstanding Class A limited partnership units, which units are legally and beneficially owned by, in the case of AltaGas LP #1, Holding Trust and, in the case of AltaGas LP #2, AltaGas LP #1 as the initial limited partner;

(c) except as contemplated by this Agreement or the Information Circular, there are no options, warrants, conversion or exchange privileges or other rights agreements or commitments obligating it, whether or not on condition, to issue any limited partnership units or other securities;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

 (i) do not and will not result in the breach of, or violate any term or provision of, its governing documents;

 (ii) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound and which is material to it or to which any of its material property is subject, or result in the creation of any encumbrance upon any of its assets under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

 (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to it, the breach of which would have a material adverse effect on it;

(e) there are no actions, suits, proceedings, claims or investigations commenced or, to its knowledge, contemplated or threatened against or affecting it in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or

instrumentality of any kind, nor, to its knowledge, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the General Partner on its behalf and this Agreement constitutes a valid and binding obligation of it enforceable in accordance with its terms, subject to the availability of equitable remedies and limitations on the enforcement of creditors' rights generally;

(g) its books of account and other records, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices; and

(h) it has not carried on any business since it was established other than as provided for herein or as contemplated in the Information Circular.

3.4 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of the other parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a) the Trust is an unincorporated open-ended investment trust duly established, settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;

(b) the Trust presently has one outstanding Unit which is held by the initial unitholder of the Trust;

(c) except as contemplated by this Agreement or the Information Circular, there are no options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating it, whether or not on condition, to issue any Units or other securities;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

   (i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

   (ii) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject, or result in the creation of any encumbrance upon any of the assets of the Trust under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

   (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Trust, the breach of which would have a material adverse effect on the Trust;

(e) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(f) the Trust has no subsidiaries other than the General Partner and Holding Trust and Holding Trust's subsidiaries;

(g) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the Trustee and this Agreement constitutes a valid and binding obligation of the Trust enforceable in accordance with its terms, subject to the availability of equitable remedies and limitations on the enforcement of creditors' rights generally;

(h) the copy of the Declaration of Trust presented to the other parties is a true and complete copy of such trust indenture and remains in full force and effect;

(i) the books of account and other records of the Trust, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices; and

(j) the Trust has not carried on any business since it was settled other than as provided for herein or as contemplated in the Information Circular.

3.5 Representations and Warranties of Holding Trust

The Trust represents and warrants to and in favour of the other parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a) Holding Trust is an unincorporated investment trust duly established, settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;

(b) Holding Trust presently has one outstanding Unit which is held by the Trust;

(c) except as contemplated by this Agreement or the Information Circular, there are no options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating it, whether or not on condition, to issue any of its units or other securities;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

  (i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of Holding Trust;

  (ii) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Holding Trust is a party or by which it is bound and which is material to Holding Trust or to which any material property of Holding Trust is subject, or result in the creation of any encumbrance upon any of the assets of Holding Trust under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

  (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Holding Trust, the breach of which would have a material adverse effect on Holding Trust;

(e) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Holding Trust, contemplated or threatened against or affecting Holding Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to the knowledge of Holding Trust, are there

any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings, claims or investigations;

(f) Holding Trust has no subsidiaries other than AltaGas LP #1 and its subsidiaries;

(g) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the trustees of Holding Trust and this Agreement constitutes a valid and binding obligation of Holding Trust enforceable in accordance with its terms, subject to the availability of equitable remedies and limitations on the enforcement of creditors' rights generally;

(h) the copy of the Holding Declaration of Trust presented to the other parties is a true and complete copy of such trust indenture and remains in full force and effect;

(i) the books of account and other records of Holding Trust, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices; and

(j) Holding Trust has not carried on any business since it was settled other than as provided for herein or as contemplated in the Information Circular.

3.6 Representations and Warranties of the Amalgamating Subsidiaries

Each of the Amalgamating Subsidiaries represents and warrants to and in favour of the parties as follows, and acknowledges that they are relying upon such representations and warranties:

(a) it is a body corporate incorporated and validly existing under the laws of Alberta or Canada and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) all of its issued and outstanding capital is owned legally and beneficially by AltaGas or another Amalgamating Subsidiary and is fully paid and non-assessable;

(c) there are no options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating it, whether or not on condition, to issue any of its shares or other securities;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

    (i) do not and will not result in the breach of, or violate any term or provision of, the constating documents of the Amalgamating Subsidiary;

    (ii) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound and which is material to it or to which any of its material property is subject, or result in the creation of any encumbrance upon any of its assets under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

    (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to it, the breach of which would have a material adverse effect on it;

(e) it has no subsidiaries, other than other Amalgamating Subsidiaries and: (i) in the case of Cedar Energy Inc., AltaGas and AltaGas Liquids Inc.: Cedar Energy Partnership and AltaGas Power Partnership; (ii) in the case of AltaGas: Cedar Energy Inc., AltaGas (Sask.) Inc., ASTC Power Partnership and AltaGas Services (U.S.) Inc. (and its subsidiaries AltaGas Facilities (U.S.) Inc. and AltaGas Marketing (U.S.) Inc.); and (iii) in the case of AltaGas Energy Solutions Inc., AOT Services Partnership;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by its board of directors and this Agreement constitutes a valid and binding obligation of it enforceable in accordance with its terms, subject to the availability of equitable remedies and limitations on the enforcement of creditors' rights generally;

(g) its minute books are true and correct and contain the minutes of all meetings and all resolutions of the directors and securityholders thereof; and

(h) its books of account and other records, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices.

ARTICLE 4
COVENANTS

4.1 Covenants of AltaGas

AltaGas covenants and agrees that it will, and will ensure that each of its subsidiaries will, perform all obligations required or desirable to be performed by AltaGas and its subsidiaries under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a) apply for and use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfil its obligations hereunder and to carry out the transactions contemplated hereby;

(b) solicit, or cause to be solicited, proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, in consultation and cooperation with the other parties and in form and substance satisfactory to each of them, acting reasonably, proxy solicitation materials (including the Information Circular) and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute such proxy solicitation materials to the Securityholders in a timely and expeditious manner in all jurisdictions where they are required to be filed and distributed;

(c) until the Effective Date, allow each of the other parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, book, records, agreements and commitments of AltaGas and its subsidiaries and provide all such information concerning AltaGas and its subsidiaries as the other parties may reasonably request;

(d) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws except as contemplated herein;

(e) use all reasonable efforts to cause each of the conditions set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(f) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable commercial efforts to comply promptly with all requirements of applicable laws with respect to the transactions contemplated hereby (including the Arrangement);

(g) defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(h) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to AltaGas or any of its subsidiaries which may adversely affect the ability of the parties to consummate the transactions contemplated hereby (including the Arrangement);

(i) on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from AltaGas relating to the transactions contemplated hereby (including the Arrangement);

(j) until the Effective Date, (except pursuant to the exercise of outstanding Options in accordance with their respective terms, pursuant to the exercise of rights of conversion attaching to the Participating Shares or as otherwise contemplated herein) not issue any additional Common Shares, Participating Shares or any other securities (including any options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating AltaGas, whether or not on condition, to issue any securities of AltaGas);

(k) until the Effective Date and except in connection with the Plan, not allow any of its subsidiaries to issue any securities (including any options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating any subsidiary, whether or not on condition to issue any securities of any subsidiary);

(l) until the Effective Date and except in connection with the Plan, not enter into, or allow any of its subsidiaries to enter into, any agreement or agreements to sell, transfer, assign or lease any assets or properties except in the ordinary course of business, as disclosed in or contemplated by the Information Circular or as part of an internal reorganization;

(m) until the Effective Date, in all material respects, conduct itself so as to keep the other parties fully informed as to the business and affairs of AltaGas and its subsidiaries;

(n) until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(o) until the Effective Date, not declare or pay any dividends or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any Securities without the prior written consent of the other parties, not to be unreasonably withheld;

(p) until the Effective Date, except as specifically provided for hereunder, not alter or amend its constating documents or the constating documents of any of its subsidiaries as the same exist at the date of this Agreement;

(q) in connection with the consummation of the transactions contemplated hereby (including the Arrangement), use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by it or its subsidiaries from other persons;

(r) advise the other parties immediately after the Meeting of the number of Securities in respect of which AltaGas has received, pursuant to the Interim Order, written objection to the Arrangement Resolution and provide the other parties with copies of such written objections;

(s) prior to the Effective Date, make application to list the Units on the TSX; and

(t) on the Effective Date, take the steps prescribed for it under the Plan.

4.2 Covenants of General Partner and LP Subco

Each of the General Partner and LP Subco covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a) apply for and use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfil its obligations hereunder and to carry out the transactions contemplated hereby;

(b) apply to the Court, in conjunction with the other parties, for the Interim Order;

(c) until the Effective Date, allow the other parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of its assets, properties, books, records, agreements and commitments and provide all such information concerning it as AltaGas may reasonably request;

(d) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(f) submit the Arrangement to the Court; apply, in conjunction with the other parties, for the Final Order; and diligently prosecute such application and any appeal of the Final Order;

(g) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable laws may impose on it or its subsidiaries with respect to the transactions contemplated hereby (including the Arrangement);

(h) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(i) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it or its subsidiaries which may adversely affect the ability of the parties to consummate the transactions contemplated hereby (including the Arrangement);

(j) in connection with the consummation of the transactions contemplated hereby (including the Arrangement), use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by it or its subsidiaries from other persons;

(k) until the Effective Date, in all material respects, conduct itself so as to keep the other parties fully informed as to its business and affairs;

(l) until the Effective Date, not disclose to any person, other than its officers, directors and key employees and professional advisors any confidential information relating to AltaGas or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known; and

(m) on the Effective Date, take the steps prescribed for it under the Plan.

4.3 Covenants of AltaGas LP #1 and AltaGas LP #2

Each of AltaGas LP #1 and AltaGas LP #2 covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a) apply for and use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfil its obligations hereunder and to carry out the transactions contemplated hereby;

(b) apply to the Court, in conjunction with the other parties, for the Interim Order;

(c) until the Effective Date, allow the other parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of its assets, properties, books, records, agreements and commitments and provide all such information concerning it as the other parties may reasonably request;

(d) until the Effective Date, not carry on any business, enter into any transaction or effect any partnership act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(f) submit the Arrangement to the Court; apply, in conjunction with the other parties, for the Final Order; and diligently prosecute such application and any appeal of the Final Order;

(g) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(h) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it or its subsidiaries which may adversely affect the ability of the parties to consummate the transactions contemplated hereby (including the Arrangement);

(i) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable laws may impose on it or its subsidiaries with respect to the transactions contemplated hereby (including the Arrangement);

(j) in connection with the consummation of the transactions contemplated hereby (including the Arrangement), use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by it or its subsidiaries from other persons;

(k) until the Effective Date, in all material respects, conduct itself so as to keep the other parties fully informed as to its business and affairs;

(l) until the Effective Date, not disclose to any person, other than its officers, directors and key employees and professional advisors any confidential information relating to AltaGas or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(m) prior to the Effective Date, create the Exchangeable Securities;

(n) prior to the Effective Date, enter into the Support Agreement, the Voting and Exchange Trust Agreement and such other agreements as are necessary to give effect to the exchange rights to be attached to the Exchangeable Securities as described in the Information Circular on terms and conditions satisfactory to the Trust, acting reasonably; and

(o) on the Effective Date, take the steps prescribed for it under the Plan.

4.4 Covenants of the Trust

The Trust covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a) apply for and use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfil its obligations hereunder and to carry out the transactions contemplated hereby;

(b) apply to the Court, in conjunction with the other parties for the Interim Order;

(c) until the Effective Date, allow the other parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of the Trust and provide all such information concerning the Trust as the other parties may reasonably request;

(d) until the Effective Date, not carry on any business, enter into any transaction or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(f) submit the Arrangement to the Court; apply, in conjunction with the other parties, for the Final Order; and diligently prosecute such application and any appeal of the Final Order;

(g) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(h) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Trust or its subsidiaries which may adversely affect the ability of the parties to consummate the transactions contemplated hereby (including the Arrangement);

(i) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable laws may impose on the Trust or its subsidiaries with respect to the transactions contemplated hereby (including the Arrangement);

(j) in connection with the consummation of the transactions contemplated hereby (including the Arrangement), use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by the Trust or its subsidiaries from other persons;

(k) until the Effective Date, in all material respects, conduct itself so as to keep the other parties fully informed as to its business and affairs;

(l) until the Effective Date, not disclose to any person, other than the Trustee and professional advisors, any confidential information relating to AltaGas or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(m) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing trust documents as the same exist at the date of this Agreement without the prior consent of AltaGas, not to be unreasonably withheld;

(n) prior to the Effective Date, cooperate with AltaGas in making application to list the Units on the TSX;

(o) reserve a sufficient number of Units for issuance upon exercise, from time to time, of: (i) the exchange rights attached to the Exchangeable Securities and (ii) the Trust Units issued pursuant to the Arrangement;

(p) on the Effective Date, issue the Special Voting Unit in accordance with the Plan;

(q) prior to the Effective Date, enter into the Support Agreement, the Voting and Exchange Trust Agreement and such other agreements as are necessary to give effect to the exchange rights to be attached to the Exchangeable Securities as described in the Information Circular on terms and conditions satisfactory to the Trust, acting reasonably; and

(r) on the Effective Date, take the steps prescribed for the Trust under the Plan (including issuing the Units in accordance with the Plan).

4.5 Covenants of Holding Trust

Holding Trust covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a) apply for and use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfil its obligations hereunder and to carry out the transactions contemplated hereby;

(b) apply to the Court, in conjunction with the other parties, for the Interim Order;

(c) until the Effective Date, allow the other parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of Holding Trust and provide all such information concerning Holding Trust as AltaGas may reasonably request;

(d) until the Effective Date, not carry on any business, enter into any transaction or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(f) submit the Arrangement to the Court; apply, in conjunction with the other parties, for the Final Order; and diligently prosecute such application and any appeal of the Final Order;

(g) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(h) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Holding Trust or its subsidiaries which may adversely affect the ability of the parties to consummate the transactions contemplated hereby (including the Arrangement);

(i) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable laws may impose on the Holding Trust or its subsidiaries with respect to the transactions contemplated hereby (including the Arrangement);

(j) in connection with the consummation of the transactions contemplated hereby (including the Arrangement), use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by the Holding Trust or its subsidiaries from other persons;

(k) until the Effective Date, in all material respects, conduct itself so as to keep the other parties fully informed as to its business and affairs;

(l) until the Effective Date, not disclose to any person, other than its trustee and professional advisors any confidential information relating to AltaGas or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(m) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing trust documents as the same exist at the date of this Agreement without the prior consent of AltaGas, not to be unreasonably withheld; and

(n) on the Effective Date, take the steps prescribed for Holding Trust under the Plan.

4.6 Covenants of Amalgamating Subsidiaries

Each of the Amalgamating Subsidiaries covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will, if it is not governed by the CBCA, take all such steps as are necessary or desirable to continue such corporation under the CBCA prior to the Effective Date and it will, on the Effective Date, take the steps prescribed for it under the Plan.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Arrangement Resolution shall have been approved at the Meeting by not less than two-thirds of the votes by the Securityholders in accordance with the provisions of the Interim Order and any applicable laws;

(b) the Final Order shall have been obtained in form and substance satisfactory to each of the parties acting reasonably and shall not have been set aside or modified in a manner unacceptable to the parties acting reasonably, on appeal or otherwise;

(c) all necessary documents filed with the Director in accordance with the Plan shall be in form and substance satisfactory to each of the parties acting reasonably and shall have been accepted for filing by the Director together with the Articles of Arrangement in accordance with Section 192 of the CBCA;

(d) there shall have been no action taken under any Applicable Law and there shall not be in force any order or decree of any governmental authority that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii) results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; or

(iii) imposes or confirms material limitations on the ability of: the Trust effectively to exercise full rights of ownership of the securities of the General Partner or Holding Trust including, without limitation, the right to vote any such securities; the Holding Trust to exercise full rights of ownership of the securities of AltaGas LP #1, including, without limitation, the right to vote any such securities; AltaGas LP #1 to exercise full rights of ownership of securities of AltaGas LP #2, including, without limitation, the right to vote any such securities; or AltaGas LP #2 to exercise full rights of ownership of securities of LP Subco (and after giving effect to the Arrangement, AmalgamationCo), including, without limitation, the right to vote such securities;

(e) there shall have been no material change with respect to the income tax laws or policies of Canada or any province thereof which would have a material adverse effect on the reorganization of AltaGas as contemplated by the Plan, including the manner in which distributions that are made to holders of Trust Units or Exchangeable Securities are taxed;

(f) all necessary third party and other consents, approvals and authorizations with respect to the transactions contemplated hereby (including, without limitation, orders of applicable governmental authorities for the issuance of Exchangeable Securities and the exchange of Exchangeable Securities for Units) shall have been completed or obtained;

(g) the board of directors of AltaGas shall not have determined to terminate this Agreement in accordance with the Arrangement Resolution as a result of the number of Securityholders, if any, who exercise Dissent Rights or otherwise; and

(h) the approval of the TSX to the conditional listing of the Units shall have been obtained, subject only to the filing of required documents and fees.

5.2 Additional Conditions to Obligations of AltaGas

In addition to the conditions contained in Section 5.1, the obligation of AltaGas to complete the transactions contemplated by this Agreement is subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by AltaGas without prejudice to its right to rely on any other condition:

(a) each of the covenants, acts and undertakings of the other parties to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of each of the other parties contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date, and AltaGas shall have received a certificate of a senior officer of each of the Trustee of the Trust, the General Partner, LP Subco, AltaGas LP #1 and AltaGas LP #2, the trustee of Holding Trust and each of the Amalgamating Subsidiaries to that effect dated the Effective Date, and AltaGas shall have no knowledge to the contrary; and

(c) the board of directors of AltaGas shall have determined in its sole and absolute discretion that the Arrangement is in the best interests of AltaGas and not withdrawn such determination.

5.3 Additional Conditions to Obligations of the Other Parties

In addition to the conditions contained in Section 5.1, the obligations of the parties other than AltaGas to complete the transactions contemplated by this Agreement are subject to the fulfilment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by any other party without prejudice to such other party's right to rely on any other condition:

(a) each of the covenants, acts and undertakings of the other parties to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other parties contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date, and each of the other parties shall have received a certificate of a senior officer of AltaGas to that effect dated the Effective Date, and the other parties shall have no knowledge to the contrary;

(c) the board of directors of AltaGas shall have made, and shall not have modified or amended, in any respect, an affirmative recommendation that the Securityholders approve the Arrangement; and

(d) prior to the Effective Date, there shall have been no material adverse change in the business, operations, properties, assets or affairs, financial or otherwise, of AltaGas and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

As used in paragraphs (a) and (b) above, "other parties" means, in relation to any party, the parties (including AltaGas) other than that party.

5.4 Closing Matters

Each of the parties shall deliver, at the closing of the Arrangement and other transactions contemplated hereby, such customary certificates, resolutions, opinions and other closing documents as may be required by the other party, acting reasonably. The closing of the Arrangement and the transactions contemplated hereby will take place on the Business Day prior to the Effective Time at the offices of Stikeman Elliott LLP, Suite 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5.

ARTICLE 6
NOTICES

6.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) AltaGas or any of the Amalgamating Subsidiaries, addressed to:

AltaGas Services Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(b) the Trust, addressed to:

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

with a copy to:

Computershare Trust Company of Canada
710, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust
Facsimile: (403) 267-6598

(c) Holding Trust, addressed to:

AltaGas Holding Trust
c/o AltaGas Holding Trust Corp.
4300, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Managing Partner
Facsimile: (403) 266-9034

(d) General Partner, addressed to:

AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(e) AltaGas LP #1, addressed to:

AltaGas Holding Limited Partnership No. 1
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(f) AltaGas LP #2, addressed to:

AltaGas Holding Limited Partnership No. 2
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(g) LP Subco, addressed to:

AltaGas Subsidiary Corporation
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting but not later than the Effective Date, be amended by written agreement of the parties hereto without further notice to or authorization on the part of their respective security holders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants or conditions herein contained and waive or modify performance of any of the obligations of the parties hereto; and

(d) waive compliance with or modify any conditions precedent herein contained,

provided, however, that any such change, waiver or modification does not invalidate any required approval of the Securityholders to the Arrangement.

7.2 Termination

This Agreement shall be terminated at any time prior to the Effective Date:

(a) if the Interim Order has been refused or has been granted in a form or substance not satisfactory to the parties, acting reasonably, or has not been granted by May 15, 2004 or, if issued, has been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

(b) if the Arrangement has not been approved by the Securityholders in accordance with the Interim Order and all applicable corporate and securities law requirements on or before June 20, 2004;

(c) if the Final Order has not been granted in form and substance satisfactory to the parties, acting reasonably, on or before June 20, 2004 or if issued, has been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

(d) if the Effective Date has not occurred prior to June 30, 2004;

(e) if AltaGas has determined to accept or proceed with an Acquisition Proposal; or

(f) if a written agreement to terminate this Agreement is executed and delivered by all parties hereto.

7.3 Acquisition Proposal

Nothing contained in this Agreement shall prevent the board of directors of AltaGas from considering, negotiating, approving, recommending to its Securityholders or entering into an agreement in respect of an unsolicited, bona fide Acquisition Proposal in respect of which the board of directors of AltaGas determines in good faith that the board of directors is required to do so in order to properly discharge its fiduciary duties.

ARTICLE 8
GENERAL

8.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.2 Expenses

Each of the parties hereto shall pay its expenses in connection with the preparation and execution of this Agreement and the completion of the transactions contemplated hereby or incidental hereto.

8.3 No Assignment

No party may assign its rights or obligations under this Agreement.

8.4 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may not be ordered.

8.5 Survival of Representations and Warranties

The representations and warranties contained herein shall survive until the Effective Date and shall expire and be terminated and extinguished at and from the Effective Time and no party shall have any liability or further obligations to any party hereunder in respect of such representations or warranties thereafter.

8.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

8.7 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.8 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

8.9 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

8.10 Limitations on Liability

The parties hereto acknowledge that:

(a) the Trustee is entering into this Agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust;

(b) the Holding Trust Trustee is entering into this Agreement solely in its capacity as trustee on behalf of the Holding Trust and the obligations of the Holding Trust hereunder shall not be personally binding upon the Holding Trust Trustee or any of the unitholders of the Holding Trust and that any recourse against the Holding Trust, the Holding Trust Trustee, or any unitholder of the Holding Trust in any manner in respect of any indebtedness, obligation or liability of the Holding Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Holding Declaration of Trust;

(c) AltaGas Holding Limited Partnership No. 1 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that such limited partner has contributed or agreed to contribute to the limited partnership's capital and such limited partner's pro rata share of any undistributed income; and

(d) AltaGas Holding Limited Partnership No. 2 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that such limited partner has contributed or agreed to contribute to the limited partnership's capital and such limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ALTAGAS SERVICES INC.

Per: *"David Cornhill"*

Name:

Title:

ALTAGAS INCOME TRUST, by its trustee, Computershare Trust Company of Canada

Per: *"Anne DeWaele"*

Name: Anne DeWaele

Title: Manager, Corporate Trust

Per: *"Stacie Moore"*

Name: Stacie Moore

Title: General Manager, Corporate Trust

ALTAGAS HOLDING TRUST, by its trustee, ALTAGAS HOLDING TRUST CORP.

Per: *N. Glenn Cameron*

Name: N. Glenn Cameron

Title: President

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its general partner, AltaGas General Partner Inc.

Per: *"David Cornhill"*

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, by its general partner, AltaGas General Partner Inc.

Per: *"David Cornhill"*

ALTAGAS GENERAL PARTNER INC.

Per: *"David Cornhill"*

Per: *"Patricia Newson"*

ALTAGAS SUBSIDIARY CORPORATION

Per: *"David Cornhill"*

ALBERTA COMPRESSION RENTAL SERVICES INC.

Per: *"David Cornhill"*

ALTAGAS ENERGY PROCESSORS INC.

Per: *"David Cornhill"*

ALTAGAS LIQUIDS INC.

Per: *"David Cornhill"*

ALTAGAS MARKETING INC.

Per: *"David Cornhill"*

ALTAGAS (SASK.) INC.

Per: *"David Cornhill"*

ALTAGAS SUFFIELD PIPELINE INC.

Per: *"David Cornhill"*

ALTAGAS TRANSMISSION LTD.

Per: *"David Cornhill"*

CEDAR ENERGY INC.

Per: *"David Cornhill"*

SCHEDULE A

PLAN OF ARRANGEMENT PURSUANT TO SECTION 192

OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Plan and the Appendices hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"**Aggregate Permitted Debt Amount**" means the amount designated as such as of the Effective Date by AltaGas, expected to be approximately $650 million;

"**Aggregate Permitted Exchange Amount**" means the amount designated as such as of the Effective Date by AltaGas, expected to be approximately $450 million;

"**AltaGas**" means AltaGas Services Inc., a corporation incorporated pursuant to the CBCA;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership established under the laws of Alberta pursuant to the AltaGas LP #1 Limited Partnership Agreement;

"**AltaGas LP #1 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership established under the laws of Alberta pursuant to the AltaGas LP #2 Limited Partnership Agreement;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**Amalgamating Subsidiaries**" means Alberta Compression Rental Services Inc., AltaGas Energy Processors Inc., AltaGas Liquids Inc., AltaGas Marketing Inc., AltaGas (Sask.) Inc., AltaGas Suffield Pipeline Inc., AltaGas Transmission Ltd. and Cedar Energy Inc.;

"**Amalgamation**" means the amalgamation of AltaGas, each of the Holdcos, LP Subco and each of the Amalgamating Subsidiaries pursuant to the Arrangement;

"**AmalgamationCo**" means AltaGas Ltd., the corporation resulting from the Amalgamation;

"**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

"**Arrangement**", "**herein**", "**hereof**" "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 192 of the CBCA set forth in this Plan as from time to time supplemented, modified or amended, and not to any particular article, section or other portion hereof;

"**Arrangement Agreement**" means the arrangement agreement dated as of March 26, 2004, among AltaGas, the Trust, Holding Trust, the General Partner, AltaGas LP #1, AltaGas LP #2, LP Subco and the Amalgamating Subsidiaries providing for the implementation of the Arrangement, as from time to time amended, supplemented or restated;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached to the Information Circular, which special resolution will be voted on by Securityholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Certificate**" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA, giving effect to the Arrangement;

"**Common Share Fair Market Value**" means the weighted average trading price of a Common Share on the TSX for the five trading days preceding the Effective Date, provided that if the Common Shares are not then listed on the TSX or if in the opinion of the board of directors of AltaGas, acting reasonably and in good faith, the public distribution or trading activity of Common Shares for that period does not result in a weighted average trading price which reflects the fair market value of the Common Shares, then the Common Share Fair Market Value shall be determined by the board of directors of AltaGas, in good faith and in its sole discretion;

"**Common Shares**" means Common shares in the capital of AltaGas;

"**Common Shareholders**" means the holders of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Declaration of Trust**" means the declaration of trust of the Trust dated as of March 26, 2004, between the settlor and the Trustee, as from time to time amended, supplemented or restated;

"**Depository**" means Computershare Trust Company of Canada, as depository under this Plan;

"**Director**" means the Director appointed under section 260 of the CBCA;

"**Dissent Rights**" means the right of a registered holder of Securities to dissent in respect of the Arrangement Resolution and to be paid the fair value of the Securities in respect of which the Securityholder dissents, pursuant to and in accordance with section 190 of the CBCA and the Interim Order;

"**Effective Date**" means the date the Arrangement is effective under the CBCA;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Election Deadline**" means 4:30 p.m. (Calgary time) on April 26, 2004;

"**Eligible Securityholder**" means a Securityholder that is not a Non-Resident or a Tax-Exempt from and as of the Election Time to and including the Effective Time;

"**Enbridge**" means Enbridge Inc., a corporation incorporated pursuant to the CBCA;

"**Enbridge Common Shares**" means the Common Shares owned of record by Enbridge or an affiliate of Enbridge, including (after giving effect to Section 2.2(a)) the Common Shares into which the Participating Shares are exchanged;

"**Exchangeable Securities**" means, collectively, the LP #1 B Units and the LP #2 B Units;

"**Exchangeable Security Limit**" means that number of Exchangeable Securities equal to the result of dividing the Aggregate Permitted Exchange Amount by the Common Share Fair Market Value;

"**Filed Letter of Transmittal and Election Form**" means, with respect to any Eligible Securityholder or Holdco Shareholder, a duly completed Letter of Transmittal and Election Form deposited (with such Eligible Securityholder's certificate(s) representing the Eligible Securityholder's Common Shares and, if applicable, Participating Shares or such Holdco Shareholder's certificate(s) representing Holdco Shares, as the case may be, to which the form relates) with the Depository on or before the Election Deadline;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting pursuant to the provisions of Section 192(4) of the CBCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Gain Amount**" means:

(a) in respect of Common Shares of an Eligible Securityholder, other than a Holdco, deposited with a Filed Letter of Transmittal and Election Form, the difference between the product of the number of such Common Shares and the Common Share Fair Market Value and the adjusted cost base for the purposes of the Tax Act of such Common Shares (or the mean average of adjusted cost bases), in each case, after giving effect to Section 2.2(a); and

(b) in respect of a Holdco Shareholder, the difference between the product of the number of Common Shares held by such Holdco Shareholder's Holdco and the Common Share Fair Market Value and the adjusted cost base for the purposes of the Tax Act of such Holdco Shareholder's Holdco Shares (or the mean average of adjusted cost bases), in each case, after giving effect to Section 2.2(a);

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA;

"**governmental authority**" means any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

"**Holdco**" has the meaning ascribed in Section 2.3;

"**Holdco Shareholder**" means the holder at the relevant time of the Holdco Shares;

"**Holdco Shares**" means all issued and outstanding shares of any particular Holdco;

"**Holding Declaration of Trust**" means the declaration of trust of Holding Trust dated as of March 26, 2004, between the Holding Trust Trustee and the Trust, as from time to time amended, supplemented or restated;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the agreement entered into between Holding Trust and Computershare Trust Company of Canada, as Note trustee, pursuant to which, among others, Series 1 Notes may be issued by Holding Trust;

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as initial trustee of the Holding Trust, or such other person as becomes the trustee of the Holding Trust in accordance with the Holding Declaration of Trust;

"**Information Circular**" means the information circular and proxy statement, together with all appendices thereto to be distributed by AltaGas in connection with the Meeting;

"**Interim Order**" means the Interim Order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of AltaGas therefor;

"**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Form enclosed with the Information Circular pursuant to which a Securityholder is required to deliver such holder's certificate(s) representing Common Shares and, if applicable, Participating Shares and make certain elections, if desired and, in the case of a Holdco Shareholder, the agreement referred to in Section 2.3(l);

"**Limited Partnership Agreements**" means, collectively, the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement;

"**LP #1 A Units**" means the Class A limited partnership units of AltaGas LP #1;

"**LP #1 B Units**" means the Class B limited partnership units of AltaGas LP #1, which are exchangeable into Trust Units on a one-for-one basis;

"**LP #1 X Note**" means a non-interest bearing unsecured demand note of AltaGas LP #1 in principal amount equal to the Common Share Fair Market Value;

"**LP #2 A Units**" means the Class A limited partnership units of AltaGas LP #2;

"**LP #2 B Units**" means the Class B limited partnership units of AltaGas LP #2, which are exchangeable into Trust Units on a one-for-one basis;

"**LP #2 X Note**" means a non-interest bearing unsecured demand note of AltaGas LP #2 in principal amount equal to the Common Share Fair Market Value;

"**LP Subco**" means AltaGas Subsidiary Corporation, a corporation to be incorporated pursuant to the CBCA as a wholly-owned subsidiary of AltaGas LP #2;

"**LP Subco Debt**" means unsecured subordinated interest-bearing indebtedness of Subco;

"**Meeting**" means the special meeting of Common Shareholders, the Participating Shareholder and Optionholders at which the Arrangement Resolution is approved;

"**Non-Resident**" means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

"**Option**" means an option, or "**Options**" means, collectively, all outstanding options, to purchase Common Shares pursuant to AltaGas' existing stock option plan;

"**Optionholders**" means the holders of Options;

"**Participating Shares**" means Participating shares in the capital of AltaGas;

"**Participating Shareholder**" means the holder of Participating Shares;

"**person**" includes any individual, partnership, association, body corporate, trust, other organization or entity (whether or not a legal entity) or governmental authority;

"**Plan**" means this Plan of Arrangement, as from time to time amended, supplemented or restated in accordance with the terms hereof;

"**Series 1 Notes**" means the non-interest bearing Series 1 unsecured subordinated demand notes of Holding Trust issuable under the Holding Trust Note Indenture;

"**Securities**" means, collectively, the Common Shares, Participating Shares and Options;

"**Securityholders**" means, collectively, the Common Shareholders, Participating Shareholder and Optionholders;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee which entitles the holders of Exchangeable Securities to such number of votes at meetings of Unitholders as equals the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of those Exchangeable Securities;

"**Specified Gain Amount**" means:

(a) with respect to Common Shares or Participating Shares of an Eligible Securityholder, other than a Holdco, deposited with a Filed Letter of Transmittal and Election Form, the lesser of: (i) the amount specified by the Eligible Securityholder in the Eligible Securityholder's Filed Letter of Transmittal and Election Form intended to be exchanged for Exchangeable Securities; and (ii) the Gain Amount determined from the information provided by the Eligible Securityholder in the Eligible Securityholder's Filed Letter of Transmittal and Election Form with respect to the Common Shares or Participating Shares deposited therewith; and

(c) with respect to a Holdco Shareholder, the lesser of: (i) the amount specified by the Holdco Shareholder in the Holdco Shareholder's Filed Letter of Transmittal and Election Form intended to be exchanged for Exchangeable Securities; and (ii) the Gain Amount specified by the Holdco Shareholder in the Holdco Shareholder's Filed Letter of Transmittal and Election Form with respect to the Holdco Shares deposited therewith;

(in each case, as adjusted by AltaGas in good faith to correct any error apparent on the face of that form) rounded upward to the nearest whole multiple of the Common Share Fair Market Value; provided that, if the aggregate of all Eligible Securityholders' and Holdco Shareholders' Specified Gain Amounts calculated apart from this proviso is greater than the Aggregate Permitted Exchange Amount, the Specified Gain Amount shall be such lesser amount as is calculated through a pro-rationing methodology determined in good faith by the Board of Directors of AltaGas to be appropriate in the circumstances and in compliance with all applicable laws, rounded upward to the nearest whole multiple of the Common Share Fair Market Value;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the regulations, from time to time, promulgated thereunder;

"**Tax-Exempt**" means a holder of Securities that is exempt from tax under Part I of the Tax Act;

"**Trust**" means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

"**Trust Option**" means an option entitling the holder thereof to purchase one Trust Unit;

"**Trust Unit**" or "**Unit**" means a trust unit, other than a Special Voting Unit, of the Trust, each such unit representing an equal undivided beneficial interest therein;

"**Trustee**" means Computershare Trust Company of Canada, as the initial trustee of the Trust, or such other person as becomes the trustee of the Trust in accordance with the Declaration of Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Unitholders**" means the holders from time to time of Units;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date among the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

1.2 Sections and Headings

The division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan.

1.3 Number and Gender

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

1.4 Date for Any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations or rules promulgated thereunder from time to time in effect.

1.6 Currency

Unless otherwise stated all references in this Plan to sums of money are expressed in lawful money of Canada.

1.7 Appendices

The following appendix to this Plan is incorporated by reference herein and form part of this Plan:

Appendix A - Articles of Amalgamation of AmalgamationCo

1.8 Governing Law

This Plan shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT

2.1 Binding Effect

This Plan shall become effective at, and be binding from and after, the Effective Time upon AltaGas, the Securityholders, the Holdco Shareholders, the Holdcos, the Trust, Holding Trust, the General Partner, AltaGas LP #1, AltaGas LP #2, LP Subco and the Amalgamating Subsidiaries.

2.2 Arrangement

On the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) the issued and outstanding Participating Shares, if any, shall be converted into Common Shares on a one for one basis;

(b) the Trust shall issue to Holding Trust that number of Trust Units to be exchanged by Holding Trust pursuant to (e)(i) below in exchange for the issue to the Trust by Holding Trust of that principal amount of Series 1 Notes equal to the product of that number of Trust Units multiplied by the Common Share Fair Market Value;

(c) at the same time:

(i) Common Shares (other than Enbridge Common Shares, Common Shares held by Holdcos to which (c)(ii) or (c)(iv) applies and Common Shares held by a Securityholder who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of such Securityholder's Securities) held by each Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Common Shares shall be transferred to, and acquired by, AltaGas LP #1 free and clear of all liens, claims and encumbrances in exchange for the issue to the Eligible Securityholder by AltaGas LP #1 of:

(A) that number of LP #1 B Units equal to the result obtained by dividing the Eligible Securityholder's Specified Gain Amount with respect to such Common Shares by the Common Share Fair Market Value; and

(B) that number of LP #1 X Notes equal to the difference between the number of such Common Shares and the number of LP #1 B Units determined pursuant to (A) above;

and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and added to the registers of holders of LP #1 B Units and LP #1 X Notes and AltaGas LP #1 shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

(ii) Holdco Shares (other than Holdco Shares of Holdcos holding Enbridge Common Shares) held by each Holdco Shareholder that is an Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Holdco Shares shall be transferred to, and acquired by, AltaGas LP #1 free and clear of all liens, claims and encumbrances in exchange for the issue to the Holdco Shareholder by AltaGas LP #1 of:

(A) that number of LP #1 B Units equal to the result obtained by dividing the Holdco Shareholder's Specified Gain Amount with respect to such Holdco Shares by the Common Share Fair Market Value; and

(B) that number of LP #1 X Notes equal to the difference between the number of the Holdco's Common Shares and the number of LP #1 B Units determined pursuant to (A) above;

and the names of the holders of such Holdco Shares shall be removed from the registers of holders of such Holdco Shares and added to the registers of holders of LP #1 B Units and LP #1 X Notes and AltaGas LP #1 shall be recorded as the holder of such Holdco Shares on the registers of holders of such Holdco Shares;

(iii) Enbridge Common Shares (other than Common Shares held by Holdcos to which (c)(iv) applies) held by each Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Enbridge Common Shares shall be transferred to, and acquired by, AltaGas LP #2 free and clear of all liens, claims and encumbrances in exchange for the issue to the Eligible Securityholder by AltaGas LP #2 of:

(A) that number of LP #2 B Units equal to the result obtained by dividing the Eligible Securityholder's Specified Gain Amount with respect to such Enbridge Common Shares by the Common Share Fair Market Value; and

(B) that number of LP #2 X Notes equal to the difference between the number of such Enbridge Common Shares and the number of LP #2 B Units determined pursuant to (A) above;

and the names of the holders of such Enbridge Common Shares shall be removed from the register of holders of Common Shares and added to the registers of holders of LP #2 B Units and LP #2 X Notes and AltaGas LP #2 shall be recorded as the holder of such Enbridge Common Shares on the register of holders of Common Shares; and

(iv) Holdco Shares of Holdcos holding Enbridge Common Shares held by each Holdco Shareholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Holdco Shares shall be transferred to, and acquired by, AltaGas LP #2 free and clear of all liens, claims and encumbrances in exchange for the issue to the Holdco Shareholder by AltaGas LP #2 of:

(A) that number of LP #2 B Units equal to the result obtained by dividing the Holdco Shareholder's Specified Gain Amount with respect to such Holdco Shares by the Common Share Fair Market Value; and

(B) that number of LP #2 X Notes equal to the difference between the number of the Holdco's Enbridge Common Shares and the number of LP #2 B Units determined pursuant to (A) above;

and the names of the holders of such Holdco Shares shall be removed from the registers of holders of Holdco Shares and added to the registers of holders of LP #2 B Units and

LP #2 X Notes and AltaGas LP #2 shall be recorded as the holder of such Holdco Shares on the registers of holders of such Holdco Shares;

(d) at the same time:

(i) LP #1 X Notes acquired pursuant to (c)(i) or (c)(ii) above shall be transferred to, and acquired by, AltaGas LP #1 in exchange for the issue to the holders thereof by AltaGas LP #1 of LP #1 A Units on a one for one basis and the names of the holders of such LP #1 X Notes shall be removed from the register of holders of LP #1 X Notes and added to the register of holders of LP #1 A Units and the LP #1 X Notes so transferred to AltaGas LP #1 shall be cancelled; and

(ii) LP #2 X Notes acquired pursuant to (c)(iii) or (c)(iv) above shall be transferred to, and acquired by, AltaGas LP #2 in exchange for the issue to the holders thereof by AltaGas LP #2 of LP #2 A Units on a one for one basis and the names of the holders of such LP# 2 X Notes shall be removed from the register of holders of LP #2 X Notes and added to the register of holders of LP #2 A Units and the LP #2 X Notes so transferred to AltaGas LP #2 shall be cancelled;

(e) at the same time:

(i) LP #1 A Units and LP #2 A Units acquired pursuant to (d)(i) and (d)(ii) above, respectively, shall be transferred to, and acquired by, Holding Trust in exchange for Trust Units on a one for one basis and the names of the holders of such LP #1 A Units and LP #2 A Units shall be removed from the registers of holders thereof and added to the register of holders of Trust Units and Holding Trust shall be recorded as the holder of such LP #1 A Units and LP #2 A Units on the registers of holders thereof; and

(ii) Common Shares in respect of each Securityholder to which (c) above does not apply (other than Common Shares held by a Securityholder who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of such Securityholder's Common Shares) shall be transferred to, and acquired by, the Trust free and clear of all liens, claims and encumbrances on the basis that each such Common Share shall be exchanged with the Trust for Trust Units on a one for one basis and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and added to the register of holders of Trust Units and the Trust shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

(f) the issued and outstanding Options shall be transferred to, and acquired and cancelled by, AltaGas free and clear of all liens, claims and encumbrances on the basis that each such Option shall be exchanged with AltaGas for Trust Options on a one for one basis, with the terms of each such Trust Option being the same as the Option exchanged therefore other than the substitution of a Trust Unit for each Common Share purchasable pursuant to the Option prior to the Effective Time;

(g) all of the Common Shares acquired by the Trust pursuant to (e)(ii) above shall be transferred to, and acquired by, Holding Trust in exchange for the issue to the Trust by Holding Trust of that principal amount of Series 1 Notes equal to the number of such Common Shares multiplied by the Common Share Fair Market Value;

(h) all of the LP #2 A Units acquired by Holding Trust pursuant to (e)(i) above and all of the Common Shares acquired by Holding Trust pursuant to (g) above shall be transferred to, and acquired by, AltaGas LP #1 in exchange for the issue to Holding Trust by AltaGas LP #1 of LP #1 A Units on a one for one basis;

(i) all of the Common Shares and Holdco Shares acquired by AltaGas LP #1 pursuant to (c)(i), (c)(ii) and (h) above shall be transferred to, and acquired by, AltaGas LP #2 in exchange for the issue to AltaGas LP #1 by AltaGas LP #2 of LP #2 A Units on the basis of one LP #2 A Unit for each of such Common Shares and each of the Common Shares held by such Holdcos;

(j) all of the Common Shares and Holdco Shares acquired by AltaGas LP #2 pursuant to (c)(iii), (c)(iv) and (i) above shall be transferred to, and acquired by, LP Subco in exchange for the issue to AltaGas LP #2 by LP Subco of common shares of LP Subco (in respect of which there shall be added to the stated capital an amount equal to the maximum amount of "paid-up capital" under the Tax Act that may be added in respect of such issue) and that principal amount of LP Subco Debt equal to the lesser of: (A) the result obtained when the aggregate number of Trust Units issued pursuant to (e)(i) and (e)(ii) above is multiplied by the Common Share Fair Market Value; and (B) the Aggregate Permitted Debt Amount;

(k) the stated capital of each class of outstanding shares of each of AltaGas, the Holdcos and the Amalgamating Subsidiaries shall be reduced, without any distribution by the respective corporation, to one dollar;

(l) LP Subco, each of the Holdcos, AltaGas and each of the Amalgamating Subsidiaries shall amalgamate and continue as one corporation, AmalgamationCo, upon the following terms and conditions:

   (i) the name of AmalgamationCo shall be AltaGas Ltd.;

   (ii) the registered office of AmalgamationCo shall be located at the registered office of AltaGas at the Effective Date;

   (iii) there shall be no restrictions on the business AmalgamationCo may carry on or on the powers it may exercise;

   (iv) AmalgamationCo shall be authorized to issue an unlimited number of voting common shares ("**AmalgamationCo Common Shares**");

   (v) the minimum number of directors of AmalgamationCo shall be one and the maximum number of directors shall be 15, the number of directors from time to time being determined by resolution of the directors of AmalgamationCo;

   (vi) on the Effective Date, the number of directors of AmalgamationCo shall be two. The first directors of AmalgamationCo, who shall hold office until the first annual general meeting of the shareholders of AmalgamationCo or until their successors are duly appointed, shall be the persons whose names and addresses appear below:

Name	Address	Resident Canadian
David W. Cornhill	Calgary, Alberta	Yes
Patricia M. Newson	Calgary, Alberta	Yes

   (vii) the by-laws of AmalgamationCo shall be the by-laws of LP Subco until repealed, amended or altered;

   (viii) the Articles of Amalgamation of AmalgamationCo shall otherwise be as set out in Appendix A;

   (ix) the issued and outstanding shares in the capital of each of LP Subco, the Holdcos, AltaGas and the Amalgamating Subsidiaries shall be exchanged or cancelled as follows:

(A) each issued common share of LP Subco shall be exchanged for one AmalgamationCo Common Share; and

(B) each issued share of AltaGas, of a Holdco or of an Amalgamating Subsidiary shall be cancelled without any repayment of capital in respect thereof; and

(x) the amount added to the stated capital for the AmalgamationCo Common Shares shall be equal to the stated capital of the common shares of LP Subco immediately prior to the Amalgamation; and

(m) the Trust shall issue the Special Voting Unit;

provided that if any of the foregoing steps in (a) through (m) fails to occur or complete then all of such steps will be deemed not to have occurred.

2.3 Holdco Alternative

Each Common Shareholder or the Participating Shareholder shall be entitled to transfer its Common Shares or Participating Shares, as the case may be, to a newly-incorporated corporation and transfer the Holdco Shares to AltaGas LP #1 or, in the case of Holdcos holding Enbridge Common Shares or Participating Shares, AltaGas LP #2 as provided in Section 2.2(c)(ii) or (iv), respectively, provided that each of the following conditions are satisfied on or prior to and as of the Effective Time (each of the corporations as so described and in respect of which such conditions are so satisfied being a "**Holdco**"):

(a) the Common Shareholder or the Participating Shareholder is an Eligible Securityholder;

(b) Holdco is incorporated under the CBCA no earlier than March 1, 2004;

(c) the Common Shareholder or the Participating Shareholder transfers its Common Shares or Participating Shares, as the case may be, to Holdco solely in consideration for the Holdco Shares;

(d) Holdco has no indebtedness or liabilities and owns no assets other than the Common Shares or Participating Shares, as the case may be;

(e) the Common Shareholder or the Participating Shareholder, as the case may be indemnifies the Trust, Holding Trust, AltaGas, AltaGas LP #1 and, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 for any and all liabilities of Holdco (other than tax liabilities of Holdco that would arise if Holdco disposed of any of its property after the Effective Date or that arise solely as a result of the tax status of the Trust, Holding Trust, AltaGas, AltaGas LP #1 and, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 as a "financial institution" for purposes of the Tax Act) in a form satisfactory to the General Partner in its sole discretion, and such Common Shareholder or the Participating Shareholder either has net assets as reflected on its audited financial statements for its most recently ended fiscal year which are satisfactory to the General Partner or provides the General Partner with security satisfactory to the General Partner in respect of such Common Shareholder's or the Participating Shareholder's, as the case may be, indemnification obligations as set out above;

(f) prior to the Effective Time, Holdco: (i) declares one or more stock dividends which may be in the form of preferred shares of Holdco that are converted into common shares of Holdco prior to the Effective Time; (ii) increases the stated capital of the Holdco Shares; or (iii) declares one or more cash dividends, provided that such cash is used to subscribe, directly or indirectly, for shares of Holdco;

(g) at the Effective Time but prior to giving effect to this Plan, Holdco has no issued shares outstanding other than the Holdco Shares and all such Holdco Shares are owned by only the Common Shareholder or the Participating Shareholder, as the case may be;

(h) prior to the Effective Time, Holdco has never entered into any transaction (or conducted any business or operations or engaged in any activity) other than those described herein or such other transactions as are necessary to facilitate those transactions described herein with the General Partner's consent, acting reasonably;

(i) other than as provided in (f) above, Holdco will not declare or pay any dividends or other distributions;

(j) the Common Shareholder or the Participating Shareholder, as the case may be, shall prepare and file all income tax returns of its Holdco in respect of the taxation year-end of such Holdco ending immediately prior to the acquisition of such Holdco Shares by AltaGas LP #1 or, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 subject to the General Partner's right to approve all such tax returns as to form and substance;

(k) the Common Shareholder or the Participating Shareholder, as the case may be, provides AltaGas and the General Partner with copies of all documents necessary to effect the transactions contemplated in this Section 2.3 at least ten days prior to the Effective Date, which documents must be approved by both AltaGas and the General Partner in their sole discretion; and

(l) the Common Shareholder or the Participating Shareholder, as the case may be, and its Holdco execute a share purchase agreement in the form required by the General Partner, acting reasonably, providing for, among other things, the sale of the Holdco Shares to AltaGas LP #1 or, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 and containing the terms and conditions, among others, set out in this Section 2.3.

2.4 Elections

Eligible Securityholders and Holdco Shareholders who elect to receive Exchangeable Securities shall be entitled to make an income tax election pursuant to subsection 97(2) of the Tax Act (and the analogous provisions of applicable provincial income tax law) with respect to the transfer of their Common Shares or Holdco Shares, as the case may be, to AltaGas LP #1 or AltaGas LP #2, as applicable, by providing two signed copies of the necessary election forms to the Depository, within 90 days of the Effective Date, duly completed with the details of the number of shares transferred, the adjusted cost base (or adjusted cost bases) within the meaning of the Tax Act of such shares and the applicable agreed amounts for the purpose of such elections. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms shall be signed by AltaGas LP #1 or AltaGas LP #2, as applicable, and filed with Canada Revenue Agency (or the applicable provincial taxing authority) within 120 days of the Effective Date.

ARTICLE 3
DISSENTING SECURITYHOLDERS

3.1 Rights of Dissent

Registered holders of Securities may exercise Dissent Rights with respect to such Securities in the manner set forth in Section 190 of the CBCA and the Interim Order. Securityholders who duly exercise such rights of dissent and who:

(a) are ultimately determined to be entitled to be paid fair value for their Securities shall be deemed to have transferred such Securities to LP Subco at the same time as the transfer referred to in Section 2.2(e)(ii) without any further act or formality and free and clear of all liens, claims and encumbrances for a payment of cash from LP Subco equal to such fair value; or

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Securities shall be deemed to have participated in the Arrangement on the same basis as a Securityholder who did not make an election and shall, if a former Common Shareholder, receive Trust Units on the basis set forth in Section 2.2(e);

but in no case shall the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, LP Subco, AltaGas or any other person be required to recognize such holders as holders of Securities from and after the Effective Time and the names of the holders of such Securities shall be deleted from the register of members of AltaGas in respect of such Securities as of the Effective Time.

ARTICLE 4
CERTIFICATES

4.1 Securities Certificates

Subject to Section 3.1, after the Effective Time, certificates formerly representing Securities or Holdco Shares shall represent only the right to receive upon surrender as contemplated by Section 4.2: (a) the certificates representing Trust Units, LP #1 B Units or LP #2 B Units which the former holder of such Securities or Holdco Shares, as the case may be, is, subject to this Article 4, entitled to receive pursuant to Article 2; and (b) distributions with respect thereto pursuant to Section 4.3, subject to compliance with the requirements set forth in this Article 4.

4.2 Exchange of Certificates

Each of the Trust, AltaGas LP #1 and AltaGas LP #2 shall, as soon as practicable following the later of the Effective Date and the surrender to the Depository for cancellation of certificates formerly representing any person's Securities or Holdco Shares, together with such other documents and instruments as would have been required to effect the transfer of the Securities or Holdco Shares, as the case may be, formerly represented by such certificates under the CBCA and such additional documents and instruments as the Depository may reasonably require, cause the Depository to deliver to such person certificate(s) representing the number of Trust Units, LP #1 B Units or LP #2 B Units, as applicable, which such person has the right to receive (together with any distributions with respect thereto pursuant to Section 4.3) and the certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Securities which is not registered in the transfer records of AltaGas, certificate(s) representing the appropriate number of the Trust Units, LP #1 B Units or LP #2 B Units, as applicable, may be issued to the transferee if the certificate(s) representing such Securities is presented to the Depository, accompanied by all documents required to evidence and effect such transfer to the transferee.

4.3 Distributions

All distributions made with respect to any Trust Units, LP #1 B Units or LP #2 B Units with a record date after the Effective Time but for which a certificate has not been issued shall be paid or delivered to the Depository to be held by the Depository in trust for the registered holder of such Trust Units, LP #1 B Units or LP #2 B Units, as the case may be. All monies received by the Depository shall be invested by it in interest bearing trust accounts upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder such distributions and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Trust Units, LP #1 B Units or LP #2 B Units issued to such holder in accordance with Section 4.2.

4.4 No Fractional Units

No fractional Trust Units, LP #1 B Units or LP #2 B Units shall be issued pursuant to the Arrangement. In the event that any exchange ratio referred to herein would in any case result in a former holder of Securities or Holdco Shares being entitled to a fractional Trust Unit, LP #1 B Unit or LP #2 B Unit, such Trust Units, LP #1 B Units or LP #2 B Units, as the case may be, shall be rounded up to the next highest whole number, provided that each beneficial former holder of Securities or Holdco Shares, as the case may be, shall be entitled to the benefit of only one adjustment in respect of each of such holder's Trust Units, LP #1 B Units or LP #2 B Units.

4.5 Extinction of Rights

Any certificate formerly representing Securities or Holdco Shares that is not deposited with all other documents as provided in Section 4.2 on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of the certificate formerly representing such Securities or Holdco Shares, as the case may be, to receive Trust Units, LP #1 B Units or LP #2 B Units, as applicable, and any distributions with respect thereto pursuant to Section 4.3 shall be deemed to be surrendered to the Holding Trust, together with all dividends or distributions thereon held for such holder.

4.6 Withholding Rights

The Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, and the Depository shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any former holder of Securities or Holdco Shares or any holder of Trust Units, LP #1 B Units or LP #2 B Units such amounts as the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, and the Depository is required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, and the Depository are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, and the Depository, as the case may be, to enable it to comply with such deduction or withholding requirement and the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, and the Depository shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 5
AMENDMENTS

5.1 Right to Amend

AltaGas reserves the right to amend, modify and/or supplement this Plan from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a) agreed to by each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and LP Subco;

(b) filed with the Court and, if made following the Meeting, approved by the Court; and

(c) communicated to Securityholders in the manner required by the Court (if so required).

5.2 Amendment Before Meeting

Any amendment, modification or supplement to this Plan may be proposed by AltaGas at any time prior to or at the Meeting provided that the Trust, the General Partner, Holding Trust, AltaGas LP #1, AltaGas LP #2 and LP Subco, shall have consented thereto with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan for all purposes.

5.3 Amendment After Meeting

Any amendment, modification or supplement to this Plan which is approved by the Court following the Meeting shall be effective only:

(a) if it is consented to by AltaGas;

(b) if it is consented to by the General Partner, LP Subco, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the Trust; and

(c) if required by the Court or applicable law, it is consented to by the Securityholders.

APPENDIX A

ARTICLES OF AMALGAMATION OF AMALGAMATIONCO

2. Name of amalgamated corporation

   ALTAGAS LTD.

3. The place in Canada where the registered office is to be situated

   City of Calgary, in the Province of Alberta.

4. The classes and any maximum number of shares that the corporation is authorized to issue

   The annexed Schedule 1 is incorporated in this form.

5. Restrictions, if any, on share transfers

   None.

6. Number (or minimum and maximum number) of directors

   A minimum of 1 and a maximum of 15.

7. Restrictions, if any, on business the corporation may carry on

   There are no restrictions.

8. Other provisions, if any

   The actual number of directors within the minimum and maximum number set out in paragraph 6 may be determined from time to time by resolution of the directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

9. The amalgamation has been approved as if pursuant to subsection 184(1) of the Act:

10. Name of the amalgamating corporations

    Alberta Compression Rental Services Inc.
    AltaGas Energy Processors Inc.
    AltaGas Liquids Inc.
    AltaGas Marketing Inc.
    AltaGas (Sask.) Inc.
    AltaGas Services Inc.
    AltaGas Subsidiary Corporation
    AltaGas Suffield Pipeline Inc.
    AltaGas Transmission Ltd.
    Cedar Energy Inc.

    The names of Holdcos are to be added

SCHEDULE 1 TO APPENDIX A

The authorized capital of the Corporation shall consist of an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. The rights, privileges, restrictions and conditions attached to the Common Shares, the First Preferred Shares and the Second Preferred Shares of the Corporation shall be as follows:

A. COMMON SHARES

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such).

2. The holders of Common Shares shall be entitled to receive dividends as and when declared by Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends.

3. The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

B. FIRST PREFERRED SHARES

The unlimited number of First Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board of Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Director (as defined in the *Canada Business Corporations Act* or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

2. Notwithstanding paragraph 1, the Board of Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of First Preferred Shares.

3. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares, the Common Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Second Preferred Shares, the Common Shares and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution in writing executed by all holders of the First Preferred Shares entitled to vote on that resolution or passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least 20% per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 15 days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one vote in respect of each one dollar of stated value of First Preferred Shares held.

C. SECOND PREFERRED SHARES

The unlimited number of Second Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board of Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any

shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Director (as defined in the *Canada Business Corporations Act* or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

2. Notwithstanding paragraph 1, the Board of Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Second Preferred Shares.

3. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Common Shares and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution in writing executed by all holders of the Second Preferred Shares entitled to vote on that resolution or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least 20% per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 15 days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one vote in respect of each one dollar of stated value of Second Preferred Shares held.

APPENDIX D

EXCHANGEABLE SECURITIES PROVISIONS

The following are the Exchangeable Securities Provisions relating to the Class B Units of AltaGas LP #1. The Exchangeable Securities Provisions relating to the Class B Units of AltaGas LP #2 are substantially similar except for the minimum term of Class B Units of AltaGas LP #2 (5 years rather than 10 years) and the minimum number of Class B Units of AltaGas LP #2 that can be outstanding (1,000,000 rather than 750,000), in each case as provided in the opening paragraph of the definition of "Redemption Date".

PROVISIONS ATTACHING TO THE CLASS B UNITS

The Class B Units shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1 INTERPRETATION

For the purposes of these provisions:

"**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

"**AltaGas**" means AltaGas Services Inc., a corporation incorporated pursuant to the CBCA, its successor by amalgamation pursuant to the Plan and its successor's successors;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta pursuant to the AltaGas LP #2 Limited Partnership Agreement;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement to be dated as of March 26, 2004 among the General Partner, the Partnership and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**Arrangement**" means the proposed arrangement, under section 192 of the CBCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement to be dated as of March 26, 2004 among, inter alia, AltaGas, the Trust, Holding Trust, the Partnership and AltaGas LP #2, as from time to time amended, supplemented or restated;

"**Automatic Redemption**" has the meaning ascribed thereto in Section 8.1(b);

"**Automatic Redemption Price**" has the meaning ascribed thereto in Section 8.1(b);

"**Board of Directors**" means the board of directors of the General Partner;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**Canadian Dollar Equivalent**" means in respect of an amount expressed in a currency other than Canadian dollars (the "**Foreign Currency Amount**") at any date the product obtained by multiplying the Foreign Currency Amount by the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange

rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as from time to time amended, including the regulations from time to time promulgated thereunder;

"**Change of Law**" means any amendment to the Tax Act and other applicable provincial income tax laws that permits holders of Class B Units who are resident in Canada, hold the Class B Units as capital property and deal at arm's length with the Trust (all for the purposes of the Tax Act and other applicable provincial income tax laws) to exchange their Class B Units for Trust Units on a basis that will not require such holders to recognize any gain or loss in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

"**Change of Residency Date**" has the meaning ascribed thereto in Section 8.1(a);

"**Class A Units**" means the Class A limited partnership units in the Partnership having the rights, privileges, restrictions and conditions set forth in the Limited Partnership Agreement;

"**Class B Units**" means the Class B limited partnership units in the Partnership having the rights, privileges, restrictions and conditions set forth in the Limited Partnership Agreement and these provisions;

"**Class B Unit Consideration**" applicable on any date means, with respect to each Class B Unit, for any acquisition of, redemption of or distribution of assets of the Partnership in respect of, or purchase pursuant to, these provisions, the Support Agreement or the Voting and Exchange Trust Agreement, of such Class B Unit:

(a) one Trust Unit; plus

(b) a cheque or cheques payable at par at any branch of the payor's bankers in the amount of all cash distributions declared and paid or (where the record date for determining the holders of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding cash loan was not made in respect of the Class B Unit; plus

(c) all Trust Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holders of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding Subdivision of the Class B Unit was required to be but not made; plus

(d) such other property constituting distributions declared and paid or (where the record date for determining the holders of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding non-cash loan was not made in respect of the Class B Unit;

provided that: (i) the part of the consideration which represents (a) and (c) above shall be fully paid and satisfied by the delivery of the applicable number of Trust Units, such Trust Units to be duly issued, fully paid and non-assessable; (ii) the part of the consideration which represents (d) above shall be fully made and satisfied by delivery of such non-cash items; (iii) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (iv) any such consideration shall be made less any tax required to be deducted and withheld therefrom and without interest;

"**Class B Unit Price**" applicable on any date means, for each Class B Unit, an amount equal to the aggregate of:

(a) the Current Market Price on such date of one Trust Unit; plus

(b) an amount equal to all cash distributions declared and paid or (where the record date for determining the holders of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding cash loan was not made in respect of the Class B Unit; plus

(c) the Current Market Price on such date of all Trust Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holders of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding Subdivision of the Class B Unit was required to be but not made; plus

(d) the full value of such other property constituting distributions declared and paid or (where the record date for determining the holders of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding non-cash loan was not made in respect of the Class B Unit;

"**Class B Unit Voting Event**" means any matter in respect of which holders of Class B Units are entitled to vote as unitholders of the Partnership, other than an Exempt Class B Unit Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Class B Units are entitled to vote (or instruct the Voting and Exchange Trustee to vote) in their capacity as Beneficiaries under, and as that term is defined in, the Voting and Exchange Trust Agreement;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Current Market Price**" means, in respect of a Trust Unit on any date, the per Trust Unit average of the closing sale price of a board lot of Trust Units on each trading day on which there was a closing sale price (and, in the event that there was no closing sale price on a given trading day, the closing sale price for such trading day shall be deemed to be the simple average of the highest bid price and the lowest ask price on such trading day), during a period of 20 consecutive trading days ending not more than three trading days before such date on the TSX, or, if Trust Units are not then quoted on the TSX, on such other stock exchange or automated quotation system on which Trust Units are listed or quoted, as the case may be, as may be selected by General Partner, acting reasonably, for such purpose; provided, however, that if Trust Units are not quoted on any stock exchange or automated quotation system, then the Current Market Price of a Trust Unit shall be determined by General Partner, acting reasonably, in good faith and in its sole discretion, and provided further that any such selection or determination by General Partner shall be conclusive and binding;

"**Declaration of Trust**" means the declaration of trust of the Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated;

"**Distribution Payment Date**" has the meaning ascribed thereto in the Declaration of Trust;

"**Effective Date**" means the date the Arrangement is effective under the CBCA;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Exempt Class B Unit Voting Event**" means any matter in respect of which holders of Class B Units are entitled to vote as unitholders of the Partnership in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Class B Units, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Class B Units and the Trust Units;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA, and each other person who becomes an additional or substituted General Partner pursuant to the terms and conditions of the Limited Partnership Agreement;

"**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

"**holder**" means, when used with reference to the Class B Units, a holder of Class B Units shown from time to time in the register maintained by or on behalf of the Partnership in respect of the Class B Units;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta;

"**Insolvency Event**" means any admission in writing of the General Partner of the inability of the Partnership to pay its debts as they become due in the ordinary course of business;

"**Limited Partners**" means the persons who from time to time hold Class A Units or Class B Units;

"**Limited Partnership Agreement**" means the AltaGas Holding Limited Partnership No. 1 Limited Partnership Agreement dated as of March 26, 2004 among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, to which these provisions are attached as a Schedule, as from time to time amended, supplemented or restated;

"**Liquidation Amount**" has the meaning ascribed thereto in Section 5.1;

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 10.1;

"**Liquidation Date**" has the meaning ascribed thereto in Section 5.1;

"**Non-Resident**" means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

"**Partners**" means, collectively, the Limited Partners and the General Partner, and "**Partner**" means any one of the Partners;

"**Partnership**" means the limited partnership formed pursuant to the Limited Partnership Agreement;

"**person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

"**Plan**" means the plan of arrangement under Section 192 of the CBCA as set forth in the Arrangement Agreement, as from time to time amended, supplemented or restated in accordance with the terms thereof;

"**Redemption Date**" means the date, if any, established by the Board of Directors for the redemption by the Partnership of all but not less than all of the outstanding Class B Units (other than Class B Units held by the Trust or its affiliates) pursuant to Article 7, which date shall be no earlier than the 10th anniversary of the Effective Date, unless:

(a) there are less than 750,000 Class B Units outstanding (other than Class B Units held by the Trust or its affiliates), such number to be adjusted as determined by the Board of Directors, in good faith and in its sole discretion, to give effect to any subdivision, consolidation or distribution in specie of the Class B Units, any issue or distribution of rights, options or warrants to acquire Class B Units (or securities exchangeable for or convertible into or carrying rights to acquire Class B Units), any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Class B Units, in which case the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(b) a Trust Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Class B Units in connection with such a Trust Control Transaction and that the redemption of all but not less than all of the outstanding Class B Units is necessary to enable the completion of such Trust Control Transaction in accordance with its terms, the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and to the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(c) a Change of Law occurs, in which case the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(d) a Class B Unit Voting Event is proposed, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Class B Unit Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, the redemption date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Class B Units to consider the Class B Unit Voting Event and the Board of Directors shall give such number of days' prior written notice of such redemption to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances; or

(e) an Exempt Class B Unit Voting Event is proposed and the holders of the Class B Units fail to take the necessary action at a meeting or other vote of holders of Class B Units, to approve or disapprove, as applicable, the Exempt Class B Unit Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Class B Units fail to take such action,

provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b) or (c) above to any of such holders of Class B Units shall not affect the validity of any such redemption;

"**Redemption Price**" has the meaning ascribed thereto in Section 7.1;

"**Retracted Units**" has the meaning ascribed thereto in Section 6.1(a)(i);

"**Retraction Date**" has the meaning ascribed thereto in Section 6.1(a)(ii);

"**Retraction Price**" has the meaning ascribed thereto in Section 6.1;

"**Retraction Request**" has the meaning ascribed thereto in Section 6.1;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time;

"**Special Voting Unit** " means a special voting unit of the Trust to be issued by the Trust and deposited with the Voting and Exchange Trustee, which shall entitle, inter alia, the holders of Class B Units to such number of votes at meetings of holders of Trust Units as equals the number of Trust Units issuable from time to time on the redemption, retraction or exchange of those Class B Units;

"**Subdivision**" has the meaning ascribed thereto in Section 3.2;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date among the Trust, Holding Trust, the General Partner, AltaGas LP #2 and AltaGas, as from time to time amended, supplemented or restated;

"**Tax Act**" means the Tax Act, R.S.C. 1985, c. 1. (5th Supp), as from time to time amended, including the regulations promulgated from time to time thereunder;

"**Transfer Agent**" means Computershare Trust Company of Canada or such other person as may from time to time be appointed by the Partnership as the registrar and transfer agent for the Class B Units;

"**Trust**" means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

"**Trust Control Transaction**" means (i) any merger or similar transaction involving the Trust as a result of which all of the outstanding Trust Units are to be sold to or exchanged for securities and/or cash of another entity; (ii) any offer to acquire securities of the Trust to which are attached 50% or more of the voting rights attached to all outstanding securities of the Trust; (iii) any sale of all or substantially all of the assets and investments of the Trust or of all or substantially all of the business and undertaking of any of the Trust, Holding Trust, the Partnership, AltaGas LP #2 or AltaGas; or (iv) any publicly announced proposal to do any of the foregoing;

"**Trust Units**" means a unit, other than a Special Voting Unit, of the Trust, each such unit representing an equal undivided beneficial interest therein;

"**TSX**" means the Toronto Stock Exchange;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date among the Trust, the Partnership, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

ARTICLE 2
RANKING OF CLASS B UNITS

2.1 Subject to Article 5, on a distribution of assets in the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of the assets of the Partnership among its Partners for the purpose of winding-up its affairs:

(a) the holders of Class A Units shall be distributed an amount equal to the aggregate of all liabilities of the Trust and Holding Trust (other than those due among them); and

(b) the balance of the assets of the Partnership shall be distributed:

(i) as to that proportion of such assets equal to the result obtained by dividing the amount of such assets by the sum of the number of Class B Units and the number of Trust Units, in each case as outstanding on the date of such distribution, in respect of each Class B Unit outstanding; and

(ii) as to the remaining portion of such assets, to the holders of Class A Units rateably in accordance with the number of Class A Units held thereby.

ARTICLE 3
LOANS AND DISTRIBUTIONS

3.1 A holder of a Class B Unit shall be entitled to receive and the Partnership shall, subject to applicable law, on each Distribution Payment Date, make a loan in respect of each Class B Unit:

(a) in the case of a cash distribution declared on the Trust Units, in an amount in cash for each Class B Unit equal to the cash distribution (or Canadian Dollar Equivalent thereof in the case of a cash distribution declared in other than Canadian dollars) declared on each Trust Unit; or

(b) in the case of a distribution declared on the Trust Units in property other than cash or Trust Units, in such type and amount of property for each Class B Unit as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by Section 3.6) the type and amount of property declared as a distribution on each Trust Unit.

3.2 In the case of a distribution declared on the Trust Units to be paid in Trust Units, the Board of Directors shall subdivide, redivide or change (the "**Subdivision**") each issued and unissued Class B Unit on the basis that each Class B Unit before the subdivision becomes a number of Class B Units equal to the sum of (i) one Trust Unit and (ii) the number of Trust Units to be paid as a unit distribution on each Trust Unit. In making such Subdivision, the Board of Directors shall consider the effect thereof upon the then outstanding Class B Units and the general taxation consequences of the Subdivision to the holders of the Class B Units. In such instance, and notwithstanding any other provision hereof, such Subdivision shall become effective on the effective date specified in Section 3.4 without any further act or formality on the part of the Board of Directors, the Partnership or of the holders of Class B Units. For greater certainty, subject to applicable law, no approval of the holders to an amendment to the Limited Partnership Agreement shall be required to give effect to such Subdivision. Notwithstanding the foregoing, no such Subdivision shall be made if the distribution of Trust Units by the Trust is immediately followed by an automatic consolidation of the outstanding Trust Units in accordance with Section 3.6 of the Declaration of Trust and such consolidation is effective.

3.3 Cheques of the Partnership payable at par at any branch of the bankers of the Partnership shall be issued in respect of any cash loans contemplated by Section 3.1(a) and the sending of such a cheque to each holder of a Class B Unit shall satisfy the Partnership's obligation to make the cash loan represented thereby unless the cheque is not paid on presentation. Subject to applicable law, certificates registered in the name of the registered holder of Class B Units shall be issued or transferred in respect of any Subdivision contemplated by Section 3.2 and the sending of such certificates to each holder of a Class B Unit shall satisfy the unit distribution represented thereby. Such other type and amount of property in respect of the Partnership's obligation to make the loans contemplated by Section 3.1(b) shall be issued, distributed or transferred by the Partnership in such manner as it shall determine and the issuance, distribution or transfer thereof by the Partnership to each holder of a Class B Unit shall satisfy the Partnership's obligation to make the loan represented thereby.

No holder of a Class B Unit shall be entitled to recover by action or other legal process against the Partnership any loan advance that is represented by a cheque that has not been duly presented to the Partnership's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such loan advance was first payable.

3.4 The record date for the determination of the holders of Class B Units entitled to receive and the date for making any loan in respect of the Class B Units under Section 3.1 shall be the same dates as the record date and payment date, respectively, for the corresponding distribution declared on the Trust Units. The record date for the determination of the holders of Class B Units entitled to receive additional Class B Units in connection with any Subdivision of the Class B Units under Section 3.2 and the effective date of such Subdivision shall be the same dates as the record date and payment date, respectively, for the corresponding distribution declared on the Trust Units.

3.5 If on any date any loan on the Class B Units under Section 3.1 is required to be made, the loan is not made in full in respect of all of the Class B Units then outstanding, any such loan that remains unadvanced shall be made on the earliest subsequent date or dates determined by the Board of Directors on which the Partnership shall have sufficient moneys, assets or property properly applicable to the making of such loan.

3.6 The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of Sections 3.1 and 3.2 and Article 12, and each such determination shall be conclusive and binding on the Partnership and all Partners. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(a) in the case of the distribution of any rights, options or warrants to subscribe for or purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of the Trust Units and the term of any such instrument;

(b) in the case of the distribution of any other form of property (including any securities of the Trust of any class other than Trust Units, any rights, options or warrants other than those referred to in Section 3.6(a) above, any evidences of indebtedness of the Trust or any assets of the Trust) the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Trust Unit and the Current Market Price;

(c) in the case of any subdivision, redivision or change of the then outstanding Trust Units into a greater number of Trust Units or the reduction, combination, consolidation or change of the then outstanding Trust Units into a lesser number of Trust Units or any merger, reorganization or other transaction affecting Trust Units, the effect thereof upon the then outstanding Trust Units; and

(d) in all such cases, the general taxation consequences of the relevant event to holders of Class B Units to the extent that such consequences may differ from the taxation consequences to holders of Trust Units (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Class B Units).

3.7 Notwithstanding anything set forth in Sections 3.1 to 3.6, inclusive, any amount or property loaned in respect of Class B Units pursuant to Section 3.1:

(a) shall not constitute a distribution of profits or other compensation by way of income in respect of such Class B Units or a distribution of Partnership capital; and

(b) shall constitute a loan of the amount thereof or, in the case of property, the fair market value thereof as determined in good faith by the Board of Directors as of the date of such loan, to the holder of the Class B Units receiving the same, which loan shall be repayable, without interest, by such holder to the Partnership on the earlier of:

(i) January 1 of the calendar year next following the making thereof;

(ii) the 5th Business Day preceding any Insolvency Event;

(iii) the Business Day prior to the redemption pursuant to Article 6, 7 or 8 of the Class B Unit in respect of which the loan was made;

(iv) the Business Day prior to the purchase pursuant to Article 10 of the Class B Unit in respect of which the loan was made; and

(v) the Business Day prior to any other transfer of the Class B Unit in respect of which the loan was made.

3.8 The Partnership shall make (and be deemed to make) a distribution in respect of each Class B Unit equal to the amount of the loans outstanding in respect thereof as provided in Section 3.7 on the date such loans are repayable to the Partnership pursuant to Section 3.7.

3.9 The Partnership shall set off and apply the amount of any distribution made (or deemed to have been made) pursuant to Section 3.8 against the obligations of any holder of Class B Units under any loan outstanding in respect thereof as provided in Section 3.7. Each holder of Class B Units shall have the right to set off and apply any amount owed by such holder of Class B Units under any loan outstanding in respect thereof as provided in Section 3.7 against the amount of any distribution made pursuant to Section 3.8.

3.10 Except as provided in Article 2, this Article 3 and Article 5, the holders of Class B Units shall not be entitled to receive distributions in respect thereof.

ARTICLE 4
CERTAIN RESTRICTIONS

4.1 So long as any of the Class B Units are outstanding, the Partnership shall not at any time without, but may at any time with, the approval of the holders of the Class B Units given as specified in Section 12.2:

(a) pay any distributions on the Class A Units other than distributions payable in Class A Units;

(b) redeem or purchase or make any capital distribution in respect of Class A Units; or

(c) issue any Class B Units or any other units of the Partnership ranking superior to the Class B Units other than by way of distributions to the holders of Class B Units;

provided that such restrictions shall not apply if (i) all loans on the outstanding Class B Units corresponding to distributions declared and paid to date on the Trust Units shall have been made in respect of the Class B Units; or (ii) the amount or property to be loaned has been set aside for loan in respect of the Class B Units on a forthcoming Distribution Payment Date corresponding with the payment of a distribution on the Trust Units reflected by such loan.

ARTICLE 5
DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of the assets of the Partnership among its Partners for the purpose of winding up its affairs, a holder of Class B Units shall be entitled, subject to applicable law and to the exercise by Holding Trust of the Liquidation Call Right, to receive from the assets of the Partnership in respect of each Class B Unit held by such holder on the effective date (the "**Liquidation Date**") of such liquidation, dissolution, winding-up or distribution of assets an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Liquidation Date (the "**Liquidation Amount**") payable as provided in Section 5.2.

5.2 On or promptly after the Liquidation Date, and subject to the exercise by Holding Trust of the Liquidation Call Right, the Partnership shall cause to be delivered to the holders of the Class B Units the Liquidation Amount for each such Class B Unit upon presentation and surrender of the certificates representing such Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of the Class B Units. Payment of the total Liquidation Amount for such Class B Units shall be made by delivery to each holder, at the address of the holder recorded in the register of the Partnership for the Class B Units or by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Class B Units, on behalf of the Partnership of the Class B Unit Consideration representing the total Liquidation Amount (less any amount withheld pursuant to Article 14).

5.3 On and after the Liquidation Date, the holders of the Class B Units shall cease to be holders of such Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Amount (less any amount withheld pursuant to Article 14), unless upon presentation and surrender of certificates in accordance with the foregoing provisions payment of the total Liquidation Amount (less any amount withheld pursuant to Article 14) for such Class B Units shall not be made, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount (less any amount withheld pursuant to Article 14) to which such holders are entitled shall have been paid to such holders in the manner hereinbefore provided.

5.4 The Partnership shall have the right at any time on or before the Liquidation Date to deposit or cause to be deposited the Class B Unit Consideration representing the Liquidation Amount (less any amount withheld pursuant to Article 14) in respect of the Class B Units represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Class B Units, after such deposit, shall be limited to receiving their proportionate part of the total Liquidation Amount for such Class B Units so deposited (less any amount withheld pursuant to Article 14), against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Class B Unit Consideration, the holders of the Class B Units shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

5.5 After the Partnership has satisfied its obligations to pay the holders of the Class B Units the Liquidation Amount per Class B Unit pursuant to Section 5.1, such holders shall not be entitled to share in any further distribution of the assets of the Partnership.

ARTICLE 6
RETRACTION OF CLASS B UNITS BY HOLDER

6.1 A holder of Class B Units shall be entitled at any time, upon compliance with the provisions of this Article 6, to require the Partnership to redeem any or all of the Class B Units registered in the name of such holder for an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Retraction Date (the "**Retraction Price**"), which shall be satisfied in full by the Partnership causing to be delivered to such holder the Class B Unit Consideration representing the Retraction Price. To effect such redemption, the holder shall present and surrender at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Class B Units, the certificate or certificates representing the Class B Units which the holder desires to have the Partnership redeem, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require, and together with:

(a) a duly executed statement (the "**Retraction Request**") in the form of Schedule A hereto or in such other form as may be acceptable to the General Partner:

(i) specifying that the holder desires to have all or any number specified therein of the Class B Units represented by such certificate or certificates (the "**Retracted Units**") redeemed by the Partnership; and

(ii) stating the Business Day on which the holder desires to have the Partnership redeem the Retracted Units (the "**Retraction Date**"), provided that the Retraction Date shall be not less than 3 Business Days nor more than 5 Business Days after the date on which the Retraction Request is received by the General Partner and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 5th Business Day after the date on which the Retraction Request is received by the General Partner; and

(b) payment (or evidence satisfactory to the General Partner of payment) of the taxes (if any) payable as contemplated by Section 14.4.

6.2 Upon receipt by the General Partner or the Transfer Agent in the manner specified in Section 6.1 of a certificate or certificates representing the number of Retracted Units, together with a Retraction Request and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6, the Partnership shall redeem the Retracted Units effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such Class B Units in accordance with Section 6.3. If only a part of the Class B Units represented by any certificate is redeemed, a new certificate for the balance of such Class B Units shall be issued to the holder at the expense of the Partnership.

6.3 The Partnership shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of the Partnership for the Class B Units or at the address specified in the holder's Retraction Request or, if specified in such Retraction Request, by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by the Partnership by notice to such holder of Class B Units, the Class B Unit Consideration representing the total Retraction Price (less any amount withheld pursuant to Article 14) and such delivery to the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price to the extent that the same is represented by such Class B Unit Consideration.

6.4 On and after the close of business on the Retraction Date, the holder of the Retracted Units shall cease to be a holder of such Retracted Units and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total Retraction Price (less any amount withheld pursuant to Article 14) unless upon presentation and surrender of certificates in accordance with the

foregoing provisions, payment of the total Retraction Price (less any amount withheld pursuant to Article 14) shall not be made as provided in Section 6.3, in which case the rights of such holder shall remain unaffected until the total Retraction Price (less any amount withheld pursuant to Article 14) has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price (less any amount withheld pursuant to Article 14) has been made in accordance with the foregoing provisions, the holder of the Retracted Units so redeemed by the Partnership shall thereafter be considered and deemed for all purposes to be the holder of the Trust Units delivered to it.

6.5 Notwithstanding any other provision of this Article 6, the Partnership shall not be obligated to redeem Retracted Units specified by a holder in a Retraction Request to the extent that such redemption of Retracted Units would be contrary to provisions of applicable law. If the Partnership believes, acting reasonably, that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Units tendered for redemption on such date, the Partnership shall only be obligated to redeem Retracted Units specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of Class B Units) as would not be contrary to such provisions and shall notify the holder at least one Business Day prior to the Retraction Date as to the number of Retracted Units which will not be redeemed by the Partnership. In any case in which the redemption by the Partnership of Retracted Units would be contrary to applicable law, the Partnership shall redeem the maximum number of Class B Units which the Board of Directors determines the Partnership is permitted to redeem as of the Retraction Date on a pro rata basis and shall issue to each holder of Retracted Units a new certificate, at the expense of the Partnership, representing the Retracted Units not redeemed by the Partnership pursuant to Section 6.2. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6, the holder of any such Retracted Units not redeemed by the Partnership pursuant to Section 6.2 as a result of applicable law shall be deemed by giving the Retraction Request to have instructed the Voting and Exchange Trustee to require the Trust to purchase such Retracted Units from such holder on the Retraction Date or as soon as practicable thereafter on payment by the Trust to such holder of the Retraction Price for each such Retracted Unit, all as more specifically provided in Section 5.7 of the Voting and Exchange Trust Agreement.

6.6 A holder of Retracted Units may, by notice in writing given by the holder to the Partnership before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void.

ARTICLE 7
REDEMPTION OF CLASS B UNITS BY THE PARTNERSHIP

7.1 Subject to applicable law, the Partnership shall on the Redemption Date redeem all but not less than all of the then outstanding Class B Units for an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Redemption Date (the "**Redemption Price**"), which shall be satisfied in full by the Partnership causing to be delivered to such holder the Class B Unit Consideration representing the Redemption Price.

7.2 In any case of a redemption of Class B Units under this Article 7, the Partnership shall, at least 30 days before the Redemption Date (other than a Redemption Date established in connection with a Trust Control Transaction, a Change of Law, a Class B Unit Voting Event or an Exempt Class B Unit Voting Event), send or cause to be sent to each holder of Class B Units a notice in writing of the redemption by the Partnership of the Class B Units held by such holder. In the case of a Redemption Date established in connection with a Trust Control Transaction, a Change of Law, a Class B Unit Voting Event or an Exempt Class B Unit Voting Event, the written notice of redemption by the Partnership will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price and the Redemption Date. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

7.3 On or after the Redemption Date, the Partnership shall cause to be delivered to the holders of the Class B Units to be redeemed the Redemption Price (less any amount withheld pursuant to Article 14) for each such Class B Unit upon presentation and surrender at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by the Partnership in the notice described in Section 7.2 of the certificates representing such Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require. Payment of the total Redemption Price for such Class B Units shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Partnership or by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by the Partnership in such notice, on behalf of the Partnership of the Class B Unit Consideration representing the total Redemption Price (less any amount withheld pursuant to Article 14) for the holder's Class B Units.

7.4 On and after the Redemption Date, the holders of the Class B Units called for redemption shall cease to be holders of such Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price (less any amount withheld pursuant to Article 14), unless payment of the total Redemption Price for such Class B Units shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price (less any amount withheld pursuant to Article 14) has been paid in the manner hereinbefore provided.

7.5 The Partnership shall have the right at any time after the sending of notice of its intention to redeem the Class B Units as aforesaid to deposit or cause to be deposited the Class B Unit Consideration with respect to the Class B Units so called for redemption, or of such of the said Class B Units represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice. Upon the later of such deposit being made and the Redemption Date, the Class B Units in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price for such Class B Units so deposited (less any amount withheld pursuant to Article 14), against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Class B Unit Consideration, the holders of the Class B Units shall thereafter be considered and deemed for all purposes to be holders of Trust Units delivered to them or the custodian on their behalf.

ARTICLE 8
AUTOMATIC REDEMPTION

8.1 (a) Each holder of Class B Units shall notify the Partnership of any event or circumstance which would result in such holder becoming or being deemed to become a Non-Resident, as soon as practicable and, in any event, at least 30 days prior to the anticipated effective date of such change (the "**Change of Residency Date**").

(b) On and as of the fifth Business Day prior to the Change of Residency Date, all but not less than all of such holder's Class B Units shall be and be deemed to be transferred to the Partnership for the Class B Unit Price applicable on the last Business Day prior to the Change of Residency Date (the "**Automatic Redemption Price**") in accordance with Section 8.1(c) (the "**Automatic Redemption**").

(c) For the purposes of completing the purchase of the Class B Units pursuant to the Automatic Redemption, the Partnership shall deposit or cause to be deposited with the Transfer Agent, as soon as practicable after the Change of Residency Date, the Class B Unit Consideration representing the total Automatic Redemption Price. From and after the fifth Business Day

prior to the Change of Residency Date, the holder of the Class B Units referred to in Section 9.2(a) shall cease and be deemed to cease to be a holder of the Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive the total Automatic Redemption Price payable by the Partnership to such holder (less any amount withheld pursuant to Article 14), without interest, upon presentation and surrender by the holder of certificates representing the Class B Units held by such holder and the holder shall on and after the Change of Residency Date be considered and deemed for all purposes to be the holder of the Trust Units to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the Partnership shall deliver to such holder, the Class B Unit Consideration (less any amount withheld pursuant to Article 14) to which such holder is entitled.

ARTICLE 9
PURCHASE FOR CANCELLATION

9.1 Subject to applicable law and the Limited Partnership Agreement and notwithstanding Section 9.2, the Partnership may at any time and from time to time purchase for cancellation all or any part of the Class B Units by private agreement with any holder of Class B Units.

9.2 Subject to applicable law and the Limited Partnership Agreement, the Partnership may at any time and from time to time purchase for cancellation all or any part of the outstanding Class B Units by invitation to tender made to all the holders of record of Class B Units then outstanding at any price per Class B Unit. If in response to an invitation for tenders under the provisions of this Section 9.2, more Class B Units are tendered at a price or prices acceptable to the Partnership than the Partnership is prepared to purchase, the Class B Units to be purchased by the Partnership shall be purchased as nearly as may be pro rata according to the number of Class B Units tendered by each holder who submits a tender to the Partnership, provided that when Class B Units are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the Class B Units tendered at the price at which more Class B Units were tendered than the Partnership is prepared to purchase after the Partnership has purchased all the Class B Units tendered at lower prices. If only part of the Class B Units represented by any certificate shall be purchased, a new certificate for the balance of such Class B Units shall be issued at the expense of the Partnership.

ARTICLE 10
CERTAIN RIGHTS TO ACQUIRE CLASS B UNITS

10.1 (a) Holding Trust shall have the overriding right (the "**Liquidation Call Right**"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Partnership or any other distribution of the assets of the Partnership among its Partners for the purpose of winding-up its affairs, pursuant to Section 20.1 of the Limited Partnership Agreement, to purchase from all but not less than all of the holders (other than the Trust and its affiliates) of Class B Units on the Liquidation Date all but not less than all of the Class B Units held by each such holder upon payment by Holding Trust to each such holder of the Liquidation Amount for each of such holder's Class B Units in accordance with Section 10.1(c). In the event of the exercise of the Liquidation Call Right by Holding Trust, each holder shall be obligated to sell all the Class B Units held by such holder to Holding Trust on the Liquidation Date upon payment by Holding Trust to such holder of the Liquidation Amount for each such Class B Unit, whereupon the Partnership shall have no obligation to pay any Liquidation Amount to the holders of such Class B Units so purchased by Holding Trust.

(b) To exercise the Liquidation Call Right, Holding Trust must notify the Partnership and the Transfer Agent of Holding Trust's intention to exercise such right at least 15 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Partnership or any other voluntary distribution of the assets of the Partnership among its Partners for the purpose of winding-up its affairs, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Partnership or any other involuntary distribution of the assets of the Partnership among its Partners for the purpose of winding up its affairs. The Transfer Agent will notify the holders of Class B Units as to whether Holding Trust has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Holding Trust. If Holding Trust exercises the Liquidation Call Right, then on the Liquidation Date, Holding Trust will purchase and the holders of Class B Units will sell all of the Class B Units then outstanding for a price per Class B Unit equal to the Liquidation Amount.

(c) For the purposes of completing the purchase of the Class B Units pursuant to the Liquidation Call Right, Holding Trust shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the Class B Unit Consideration representing the total Liquidation Amount. Provided that such Class B Unit Consideration has been so deposited with the Transfer Agent, on and after the Liquidation Date, the holders of the Class B Units shall cease to be holders of the Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Amount payable by Holding Trust (less any amount withheld pursuant to Article 14), without interest, upon presentation and surrender by the holder of certificates representing the Class B Units held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Trust Units to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Holding Trust shall deliver to such holder, the Class B Unit Consideration (less any amount withheld pursuant to Article 14) to which such holder is entitled. If Holding Trust does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Class B Units will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Partnership in connection with the liquidation, dissolution or winding-up of the Partnership pursuant to Section 5.2.

ARTICLE 11
AMENDMENT AND APPROVAL

11.1 Any approval given by the holders of the Class B Units to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Units or any other matter requiring the approval or consent of the holders of Class B Units shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be given by resolution in writing executed by all holders of Class B Units entitled to vote on that resolution or passed by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders of Class B Units (other than the Trust and its affiliates) represented in person or by proxy at a meeting of holders of Class B Units duly called for such purpose and held upon at least 21 days' notice at which the holders of at least 25% of the outstanding Class B Units (other than Class B Units held by the Trust and its affiliates) at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 25% of the outstanding Class B Units at that time are not present or represented by proxy within half an hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chair of such meeting. At such adjourned meeting, the

holders of Class B Units (other than the Trust and its affiliates) present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders (other than the Trust and its affiliates) represented in person or by proxy at such meeting shall constitute the approval or consent of the holders of the Class B Units. For purposes of this section, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast. On every vote taken at every such meeting or adjoumed meeting each holder of Class B Units shall be entitled to one vote in respect of each Class B Unit held by such holder.

ARTICLE 12
RECIPROCAL CHANGES, ETC. IN RESPECT OF TRUST UNITS

12.1 Each holder of a Class B Unit acknowledges that the Support Agreement provides, in part, that the Trust will not, without the prior approval of the Partnership and the prior approval of the holders of the Class B Units given in accordance with Section 11.1:

(a) issue or distribute Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of a distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units (i) who exercise an option to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions, or (ii) pursuant to any distribution reinvestment plan;

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(i) securities of the Trust of any class other than Trust Units (other than securities exchangeable for or convertible into or carrying rights to acquire Trust Units);

(ii) rights, options or warrants other than those referred to in Section 12.1(b);

(iii) evidences of indebtedness of the Trust; or

(iv) assets of the Trust,

unless the economic equivalent on a per Class B Unit basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or loaned simultaneously to holders of the Class B Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by the Trust in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement or to give effect to a redemption by the Trust of Trust Units in accordance with the Declaration of Trust.

12.2 Each holder of a Class B Unit acknowledges that the Support Agreement further provides, in part, that the Trust will not without the prior approval of the Partnership and the prior approval of the holders of the Class B Units given in accordance with Section 11.1:

(a) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

(b) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(c) reclassify or otherwise change the Trust Units or effect a merger, reorganization or other transaction affecting the Trust Units;

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Class B Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by the Trust in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.

12.3 Notwithstanding the foregoing provisions of this Article 12, in the event of a Trust Control Transaction:

(a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of the definition of "Redemption Date"; and

(b) in which all or substantially all of the then outstanding Trust Units are converted into or exchanged for securities or rights to receive such securities (the "**Other Securities**") of another person (the "**Other Entity**") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, the Trust;

then all references herein to "the Trust" shall thereafter be and be deemed to be references to the "Other Entity" and all references herein to "Trust Units" shall thereafter be and be deemed to be references to "Other Securities" (with appropriate adjustments, if any, as are required to result in a holder of Class B Units on the exchange, redemption or retraction of such securities pursuant to these provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the Trust Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Class B Units would have received if the exchange, redemption or retraction of such securities pursuant to these provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the Trust Control Transaction and the Trust Control Transaction was completed) without any need to amend the terms and conditions of the Class B Units and without any further action required.

ARTICLE 13
ACTIONS BY THE PARTNERSHIP UNDER SUPPORT AGREEMENT

13.1 The Partnership shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Class B Units given in accordance with Section 11.1 other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of the Partnership or the holders of the Class B Units thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Class B Units; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to the Partnership, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with

counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Class B Units.

ARTICLE 14
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

14.1 The certificates evidencing the Class B Units shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions relating to the Liquidation Call Right, Automatic Redemption, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange right and automatic exchange thereunder).

14.2 Each holder of a Class B Unit, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge the Automatic Redemption in favour of the Partnership, and the Liquidation Call Right in favour of Holding Trust and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Partnership or any other distribution of the assets of the Partnership among its Partners for the purpose of winding-up its affairs, or a change of residency, as the case may be, and to be bound thereby as therein provided.

14.3 The Partnership, Holding Trust, the Trust and the Transfer Agent shall be entitled to deduct and withhold from any loan, distribution or consideration otherwise payable to any holder of Class B Units such amounts as the Partnership, Holding Trust, the Trust or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, territorial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Class B Units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Partnership, Holding Trust, the Trust and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Partnership, Holding Trust, the Trust or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Partnership, Holding Trust, the Trust or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

14.4 Upon any transfer or redemption of Class B Units, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the total Redemption Price, Liquidation Amount, Retraction Price or Automatic Redemption Price, as the case may be, therefore shall be made without charge to the holder of the Class B Units so transferred or redeemed subject to these provisions and provided, however that such holder:

(a) shall pay (and none of the Trust, Holding Trust or the Partnership shall be required to pay) on an after-tax basis any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer or redemption, including, without limitation, any sales or land transfer taxes payable in any jurisdiction as a result of such transfer or redemption; or

(b) shall have provided evidence to the satisfaction of the Partnership that such taxes, if any, have been paid in full.

SCHEDULE A

RETRACTION REQUEST

[TO BE PRINTED ON CLASS B UNIT CERTIFICATES]

To: AltaGas Holding Limited Partnership No. 1 (the "**Partnership**") and AltaGas Income Trust ("**Trust**")

This notice is given pursuant to Article 6 of the rights, privileges, restrictions and conditions (the "**Exchangeable Securities Provisions**") attaching to the Class B Units of the Partnership represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Exchangeable Securities Provisions have the meanings ascribed to such words and expressions in such Exchangeable Securities Provisions.

The undersigned hereby notifies the Partnership that the undersigned desires to have the Partnership redeem in accordance with Article 6 of the Exchangeable Securities Provisions:

[ ] all Class B Unit (s) represented by this certificate; or

[ ] ______________ Class B Unit (s) (only) represented by this certificate.

The undersigned hereby notifies the Partnership that the Retraction Date shall be ____________________________.

NOTE: The Retraction Date must be a Business Day and must not be less than [3] Business Days nor more than [5] Business Days after the date upon which this notice is received by the Partnership. If no such Business Day is specified above, the Retraction Date shall be deemed to be the [5] Business Day after the date on which this notice is received by the General Partner.

This Retraction Request may be revoked and withdrawn by the undersigned only by notice in writing given to the Partnership at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of applicable law, the Partnership is unable to redeem all Retracted Units, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require the Trust to purchase the unredeemed Retracted Units.

The undersigned hereby represents and warrants to the Partnership and the Trust that the undersigned has good title to, and owns, the Class B Unit(s) represented by this certificate to be acquired by the Partnership or the Trust, as the case may be, free and clear of all liens, claims and encumbrances.

________________	________________________________	________________________________
(Date)	(Signature of Class B Unitholder)	(Guarantee of Signature)

[ ] Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Units are to be held for pick-up by the Class B Unitholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the Class B Unitholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Units will be

issued and registered in, and made payable to, respectively, the name of the Class B Unitholder as it appears on the register of the Partnership and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such Class B Unitholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ________________________________

Name of person in Whose Name Securities or Cheque(s) Are to be Registered, Issued or Delivered (please print): ________________________________

Street Address or P.O. Box: ________________________________

Signature of Class B Unitholder: ________________________________

City, Province and Postal Code: ________________________________

Signature Guaranteed by: ________________________________

NOTE: If this Retraction Request is for less than all of the Class B Unit(s) represented by this certificate, a certificate representing the remaining Class B Unit(s) of the Partnership represented by this certificate will be issued and registered in the name of the Class B Unitholder as it appears on the register of the Partnership, unless the Class B Unit Transfer Power on the Class B Unit(s) certificate is duly completed in respect of such Class B Unit(s).

APPENDIX E

SUPPORT AGREEMENT

SUPPORT AGREEMENT

among

ALTAGAS INCOME TRUST

- and -

ALTAGAS HOLDING TRUST

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

- and –

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2

- and –

ALTAGAS SERVICES INC.

Dated as of ●, 2004

TABLE OF CONTENTS

Article 1
INTERPRETATION

Article 2
COVENANTS OF TRUST, ALTAGAS LP #1 and ALTAGAS LP #2

Article 3
TRUST SUCCESSORS

Article 4
GENERAL

THIS SUPPORT AGREEMENT dated as of ●, 2004.

AMONG:

ALTAGAS INCOME TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (the "**Trust**")

- and -

ALTAGAS HOLDING TRUST, an unincorporated investment trust established under the laws of Alberta ("**Holding Trust**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership established under the laws of Alberta (the "**AltaGas LP #1**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, a limited partnership established under the laws of Alberta (the "**AltaGas LP #2**")

- and -

ALTAGAS SERVICES INC., a corporation incorporated pursuant to the laws of Canada (the "**AltaGas**")

WHEREAS in connection with an arrangement agreement dated as of March 26, 2003 among, *inter alia*, AltaGas, the Trust, Holding Trust, AltaGas LP #1 and AltaGas LP #2, as from time to time amended, supplemented or restated (the "**Arrangement Agreement**") and pursuant to the Plan, (a) each of AltaGas LP #1 and AltaGas LP #2 may issue Exchangeable Securities to certain holders of Common Shares and/or Participating Shares in the capital of AltaGas or Holdco Shares and (b) AltaGas may issue Trust Options to certain holders of options to purchase Common Shares in the capital of AltaGas (all as defined in and contemplated by the Plan); and

AND WHEREAS pursuant to the Arrangement Agreement, each of the parties hereto has agreed to execute a support agreement substantially in the form of this Agreement on the Effective Date (as defined in the Arrangement Agreement);

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the "**Exchangeable Securities Provisions**") attaching to the Exchangeable Securities; "**Trust Options**" means options to purchase Trust Units issued by AltaGas from time to time (including without limitation those issued pursuant to the Plan); and "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Support Agreement, as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to a "Schedule" followed by a letter refer to the specified schedule to this Agreement.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of his Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) a reference to an “approval”, “authorization”, “consent”, “designation”, “notice” or “agreement” means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d) the phrase “ordinary course of business”, or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f) time is of the essence; and

(g) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
COVENANTS OF TRUST, ALTAGAS LP #1 AND ALTAGAS LP #2

2.1 Covenants Regarding Exchangeable Securities

So long as any Exchangeable Securities not owned by the Trust or its affiliates are outstanding, the Trust shall:

(a) not pay any distribution on the Trust Units unless (i) each of AltaGas LP #1 and AltaGas LP #2 shall (w) simultaneously make a loan equal or economically equivalent to each such distribution per Trust Unit (as provided for in the Exchangeable Securities Provisions) on each Exchangeable Security (an "**Equivalent Loan**") and (x) have sufficient money or other assets available to enable the due and punctual advance of such loan in accordance with applicable law and the terms of the Exchangeable Securities Provisions or, if the distribution is a distribution of Trust Units, (ii) each of AltaGas LP #1 and AltaGas LP #2 shall (y) effect a corresponding, contemporaneous and economically equivalent subdivision of the Exchangeable Securities (as provided for in the Exchangeable Securities Provisions) (an "**Equivalent Securities Subdivision**"), and (z) have sufficient authorized but unissued securities available to enable the Equivalent Securities Subdivision;

(b) advise each of AltaGas LP #1 and AltaGas LP #2 sufficiently in advance of the declaration by the Trust of any distribution on Trust Units and take all such other actions as are reasonably necessary, in cooperation with each of AltaGas LP #1 and AltaGas LP #2, to ensure that (i) the respective record date and loan advance date for an Equivalent Loan on the Exchangeable Securities shall be the same as the record date and payment date, for the corresponding distribution on the Trust Units, or (ii) the record date and effective date for an Equivalent Securities Subdivision shall be the same as the record date and payment date for the distribution of Trust Units;

(c) ensure that the record date for any distribution declared on Trust Units is not less than ten (10) Business Days after the declaration date of such distribution;

(d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit each of AltaGas LP #1 and AltaGas LP #2, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price, the Redemption Price or Automatic Redemption Price in respect of each of its issued and outstanding Exchangeable Securities (other than Exchangeable Securities owned by the Trust or its affiliates) upon its liquidation, dissolution or winding-up or any other distribution of its assets among its Partners for the purpose of winding-up its affairs, the delivery of a Retraction Request by a holder of Exchangeable Securities issued by it or a redemption of Exchangeable Securities by it, as the case may be, including all such actions and all such things as are necessary or desirable to enable and permit it to cause to be delivered to the holders of Exchangeable Securities the requisite Trust Units, cash and other property in accordance with the provisions of Article 5, 6, 7 or 8, as the case may be, of the Exchangeable Securities Provisions;

(e) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Holding Trust, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, including all such actions and all such things as are necessary or desirable to enable and permit Holding Trust to cause to be delivered to the holders of Exchangeable Securities the requisite Trust Units, cash and other property in accordance with the provisions of the Liquidation Call Right, as the case may be; and

(f) (unless all of the limited partnership interests therein are owned directly or indirectly by the Trust) not (and will ensure that each of Holding Trust and its affiliates does not) exercise its vote as a Partner to initiate the voluntary liquidation, dissolution or winding-up of AltaGas LP #1 or AltaGas LP #2 or any other distribution of the assets of AltaGas LP #1 or AltaGas LP #2 among its Partners for the purpose of winding up its affairs nor take any action or omit to take any action (and the Trust will not permit Holding Trust or any of its affiliates to take any action or omit to take any action) that is designed to result in the liquidation, dissolution or winding up of AltaGas LP #1 or AltaGas LP #2 or any other distribution of the assets of AltaGas LP #1 or AltaGas LP #2 among its respective Partners for the purpose of winding up its affairs;

and so long as any Trust Options are outstanding take all such actions and do all such things as are reasonably necessary or desirable to enable and permit AltaGas, in accordance with applicable law, to perform its obligations arising upon the exercise of any Trust Option by the holder thereof, including all such actions and all such things as are necessary or desirable to enable and permit AltaGas to cause to be delivered Trust Units upon the exercise of the rights to purchase Trust Units pursuant to the Trust Options in accordance with the provisions of the Trust Options to the holders thereof so exercising the Trust Options.

2.2 Segregation of Funds

(a) The Trust will cause each of AltaGas LP #1 and AltaGas LP #2 to deposit a sufficient amount of funds in a separate account of each of AltaGas LP #1 and AltaGas LP #2 and segregate a sufficient amount of such other assets and property as is necessary to enable each of AltaGas LP #1 and AltaGas LP #2 to make the loans when required and to pay or otherwise satisfy its respective obligations under Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions or, if required, to pay the purchase price for Trust Units as contemplated by Section 2.5, as applicable.

(b) The Trust will cause Holding Trust to deposit a sufficient amount of funds in a separate account of Holding Trust and segregate a sufficient amount of such other assets and property as is necessary to enable Holding Trust to pay the purchase price for Trust Units as contemplated by Section 2.5.

2.3 Reservation of Trust Units

The Trust hereby represents, warrants and covenants in favour of each of AltaGas LP #1, AltaGas LP #2, Holding Trust and AltaGas that the Trust has reserved for issuance and will, at all times while any Exchangeable Securities (other than Exchangeable Securities held by the Trust or its affiliates) or Trust Options are outstanding, keep available, free from preemptive and other rights, that number of Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7):

(a) as is equal to the sum of:

(i) the number of Exchangeable Securities issued and outstanding from time to time; and

(ii) the number of Exchangeable Securities issuable upon the exercise of all rights to acquire Exchangeable Securities outstanding from time to time;

(b) as are now or may hereafter be required to enable and permit the Trust to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment with respect to which the Trust may now or may hereafter be required to issue Trust Units, to enable and permit Holding Trust to meet its obligations arising upon exercise by it of the Liquidation Call Right and to enable and permit each of AltaGas LP #1 and AltaGas LP #2 to meet its obligations hereunder and under the Exchangeable Securities Provisions; and

(c) as are now or may hereafter be required to enable and permit AltaGas to meet its obligations under the Trust Options issued and outstanding from time to time.

2.4 Notification of Certain Events

In order to assist the Trust in compliance with its obligations hereunder each of AltaGas LP #1 and AltaGas LP #2 shall notify the Trust and Holding Trust of each of the following events at the times set forth below:

(a) in the event of any proposed liquidation, dissolution or winding-up of it or any other distribution of its assets for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b) promptly, upon the earlier of receipt by it of notice of or it otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceeding with respect to its involuntary liquidation, dissolution or winding-up or to effect any other distribution of its assets among its unitholders for the purpose of winding up its affairs;

(c) promptly, upon its receipt of a Retraction Request;

(d) promptly following the date on which notice of redemption is given to holders of its Exchangeable Securities, upon the determination of a Redemption Date in accordance with the Exchangeable Securities Provisions;

(e) promptly upon its issuance of any Exchangeable Securities or rights to acquire Exchangeable Securities (other than the issuance of Exchangeable Securities and rights to acquire Exchangeable Securities pursuant to the Plan); and

(f) promptly upon receipt of notification of any event which would result in any holder of Exchangeable Securities becoming a Non-Resident;

and AltaGas shall notify the Trust promptly of its receipt of any notice of exercise of a Trust Option.

2.5 Delivery of Trust Units

(a) In furtherance of its obligations under Sections 2.1(d) and (e), upon notice from AltaGas LP #1, AltaGas LP #2 or Holding Trust of any event that requires AltaGas LP #1, AltaGas LP #2 or Holding Trust to cause to be delivered Trust Units to any holder of Exchangeable Securities, the Trust shall forthwith issue and deliver the requisite number of Trust Units to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Securities, as AltaGas LP #1, AltaGas LP #2 or Holding Trust shall direct. All such Trust Units shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

(b) In furtherance of its obligations under Section 2.1, upon notice from AltaGas of any exercise of Trust Options in accordance with the terms thereof, the Trust shall forthwith issue and deliver the requisite number of Trust Units to be received by, and issued to or to the order of, the holder of the Trust Options so exercised, as AltaGas shall direct. All such Trust Units shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

2.6 Qualification of Trust Units

The Trust covenants that if any Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) to be issued and delivered hereunder (including for greater certainty, pursuant to the Exchangeable Securities Provisions, or pursuant to the Exchange Right or the Automatic Exchange Rights (each as defined in the Voting and Exchange Trust Agreement)) require registration or qualification with, or approval of, or the filing of any document, including any prospectus or similar document, the taking of any proceeding with, or the obtaining of any order, ruling or consent from, any governmental or regulatory authority under any Canadian federal, provincial or territorial securities or other law or regulation or pursuant to the rules and

regulations of any securities or other regulatory authority, or the fulfilment of any other Canadian legal requirement before such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) may be issued and delivered by the Trust at the direction of AltaGas LP #1, AltaGas LP #2, Holding Trust or AltaGas if applicable, to the holder of surrendered Exchangeable Securities or the holder of Trust Options exercising such Trust Options in accordance with the terms thereof or in order that such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian provincial securities law), the Trust will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are necessary or desirable and within its power to cause such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) to be and remain duly registered, qualified or approved under Canadian provincial securities laws, as the case may be. The Trust will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) are listed and are quoted or posted for trading at such time.

2.7 Economic Equivalence

So long as any Exchangeable Securities not owned by the Trust or its affiliates are outstanding:

(a) the Trust will not, without prior approval of AltaGas LP #1, AltaGas LP #2 and the holders of the Exchangeable Securities given in accordance with Section 11.1 of the Exchangeable Securities Provisions:

(i) issue or distribute Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units (A) who exercise an option to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions, or (B) pursuant to any distribution reinvestment plan; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(A) securities of the Trust of any class other than Trust Units (other than securities exchangeable for or convertible into or carrying rights to acquire Trust Units);

(B) rights, options or warrants other than those referred to in Section 2.7(a)(ii);

(C) evidences of indebtedness of the Trust; or

(D) assets of the Trust,

unless the economic equivalent on a per Exchangeable Security basis of such rights, options, warrants, securities, evidences of indebtedness or other assets is issued or loaned simultaneously to holders of the Exchangeable Securities; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by the Trust in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the

Arrangement Agreement or to give effect to a redemption by the Trust of Trust Units in accordance with the Declaration of Trust;

(b) The Trust will not without the prior approval of AltaGas LP #1 and AltaGas LP #2 and the prior approval of the holders of the Exchangeable Securities given in accordance with Section 11.1 of the Exchangeable Securities Provisions:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(ii) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(iii) reclassify or otherwise change Trust Units or effect a merger, reorganization or other transaction affecting the Trust Units,

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Securities; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by the Trust in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.

(c) The Trust will ensure that the record date for any event referred to in Section 2.7(a) or Section 2.7(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by the Trust (with contemporaneous notification thereof by the Trust to AltaGas LP #1 and AltaGas LP #2).

(d) The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of any event referred to in Section 2.7(a) or Section 2.7(b) and each such determination shall be conclusive and binding on the Trust and the holders of Exchangeable Securities. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(i) in the case of the distribution of any rights, options or warrants to subscribe for or purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of the Trust Units and the term of any such instrument;

(ii) in the case of the distribution of any other form of property (including any securities of the Trust of any class other than Trust Units, any rights, options or warrants other than those referred to in Section 2.7(d)(i), any evidences of indebtedness of the Trust or any assets of the Trust), the relationship between the fair market value (as determined by the board of directors of General Partner in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Trust Unit and the Current Market Price;

(iii) in the case of any subdivision, redivision or change of the then outstanding Trust Units into a greater number of Trust Units or the reduction, combination, consolidation or change of the then outstanding Trust Units into a lesser number of Trust Units or any merger, reorganization or other transaction affecting Trust Units, the effect thereof upon the then outstanding Trust Units; and

(iv) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Securities to the extent that such consequences may differ from the

taxation consequences to holders of Trust Units (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Class B Units); and

(e) each of AltaGas LP #1 and AltaGas LP #2 agrees that, to the extent required, upon due notice from the Trust, each will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate loans are made by it, or subdivisions, redivisions or changes are made to the Exchangeable Securities, in order to implement the required economic equivalent with respect to Trust Units and Exchangeable Securities as provided for in this Section 2.7.

2.8 Tender Offers

For so long as Exchangeable Securities remain outstanding (other than Exchangeable Securities held by the Trust or its affiliates), in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Trust Units (an "**Offer**") is proposed by the Trust or is proposed to the Trust or the Trust Unitholders and is recommended by the Trustee of the Trust, or the Board of Directors on its behalf, or is otherwise effected or to be effected with the consent or approval of the Trustee of the Trust, or the Board of Directors on its behalf, and the Exchangeable Securities are not redeemed by AltaGas LP #1 or AltaGas LP #2, as applicable, the Trust will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Securities (other than the Trust or its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Trust Units, without discrimination. Without limiting the generality of the foregoing, the Trust will use its reasonable best efforts expeditiously and in good faith to ensure that holders of Exchangeable Securities may participate in each such Offer without being required to retract Exchangeable Securities as against AltaGas LP #1 or AltaGas LP #2, as applicable, (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of AltaGas LP #1 or AltaGas LP #2, as applicable, to redeem Exchangeable Securities, as applicable, in the event of a Trust Control Transaction.

2.9 Ownership of Outstanding Interests

Without the prior approval of AltaGas LP #1 and AltaGas LP #2 and the prior approval of the holders of the Exchangeable Securities given in accordance with Section 11.1 of the Exchangeable Securities Provisions, the Trust covenants and agrees in favour of AltaGas LP #1 and AltaGas LP #2 that, as long as any outstanding Exchangeable Securities are owned by any person other than the Trust or any of its affiliates, the Trust will be and remain the direct or indirect beneficial owner of all issued and outstanding voting interests in the capital of AltaGas LP #1, AltaGas LP #2, the General Partner and Holding Trust. Notwithstanding the foregoing, the Trust shall not be in violation of this section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of the Trust or the Trust Units pursuant to any merger of the Trust pursuant to which the Trust is not the surviving entity.

2.10 The Trust and Affiliates Not to Vote Exchangeable Securities

Each of the Trust, Holding Trust and, in respect of Exchangeable Securities of AltaGas LP #2, AltaGas LP #1 covenants and agrees that it will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Securities from time to time pursuant to the Exchangeable Securities Provisions or the Limited Partnership Agreement with respect to AltaGas LP #1 or AltaGas LP #2, as applicable, with respect to any Exchangeable Security held by it or by its affiliates in respect of any matter considered at any meeting of holders of Exchangeable Securities.

2.11 Consideration For Trust Units

(a) In respect of each Trust Unit required to be delivered by Holding Trust pursuant to Article 10 of the Exchangeable Securities Provisions:

(i) Holding Trust agrees and shall be deemed to issue to the Trust, in exchange for such Trust Unit, that principal amount of Series 1 Notes of Holding Trust as is equal to the fair

market value of such Trust Unit on the date Holding Trust is required to deliver the Trust Unit pursuant to the Exchangeable Securities Provisions;

(ii) if the Exchangeable Security acquired by Holding Trust in respect of the delivery of such Trust Unit is a Class B Unit of AltaGas LP #1, Holding Trust agrees and shall be deemed to transfer such Class B Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1, whereupon the Class B Unit of AltaGas LP #1 shall be and be deemed to be cancelled; and

(iii) if the Exchangeable Security acquired by Holding Trust in respect of the delivery of such Trust Unit is a Class B Unit of AltaGas LP #2, Holding Trust agrees and shall be deemed to transfer such Class B Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1, and AltaGas LP #1 agrees and shall be deemed to transfer such Class B Unit to AltaGas LP #2 in exchange and as a subscription for, and AltaGas LP #2 agrees and shall be deemed to issue to AltaGas LP #1 in respect thereof, one Class A Unit of AltaGas LP #2, whereupon the Class B Unit of AltaGas LP #2 shall be and be deemed to be cancelled;

(b) In respect of each Trust Unit required to be delivered by AltaGas LP #1 pursuant to Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions relating to AltaGas LP #1:

(i) Holding Trust agrees and shall be deemed to issue to the Trust, in exchange for such Trust Unit, that principal amount of Series 1 Notes of Holding Trust as is equal to the fair market value of such Trust Unit on the date AltaGas LP #1 is required to deliver the Trust Unit pursuant to the Exchangeable Securities Provisions; and

(ii) Holding Trust agrees and shall be deemed to transfer such Trust Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1;

(c) In respect of each Trust Unit required to be delivered by AltaGas LP #2 pursuant to Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions relating to AltaGas LP #2:

(i) Holding Trust agrees and shall be deemed to issue to the Trust, in exchange for such Trust Unit, that principal amount of Series 1 Notes of Holding Trust as is equal to the fair market value of such Trust Unit on the date AltaGas LP #2 is required to deliver the Trust Unit pursuant to the Exchangeable Securities Provisions;

(ii) Holding Trust agrees and shall be deemed to transfer such Trust Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1; and

(iii) AltaGas LP #1 agrees and shall be deemed to transfer such Trust Unit to AltaGas LP #2 in exchange and as a subscription for, and AltaGas LP #2 agrees and shall be deemed to issue to AltaGas LP #1 in respect thereof, one Class A Unit of AltaGas LP #2.

(d) In respect of each Trust Unit required to be delivered by the Trust pursuant to the Voting and Exchange Trust Agreement:

(i) Holding Trust agrees and shall be deemed to issue to the Trust, in exchange for such Trust Unit, that principal amount of Series 1 Notes of Holding Trust as is equal to the fair market value of such Trust Unit on the date the Trust is required to deliver the Trust Unit pursuant to the Voting and Exchange Trust Agreement;

(ii) Holding Trust agrees and shall be deemed to transfer the Exchangeable Security acquired by Trust in respect of the delivery of such Trust Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1, whereupon, if the Exchangeable Security acquired by the Trust in respect of the delivery of such Trust Unit is a Class B Unit of AltaGas LP #1, the Class B Unit of AltaGas LP #1 shall be and be deemed to be cancelled; and

(iii) if the Exchangeable Security acquired by the Trust in respect of the delivery of such Trust Unit is a Class B Unit of AltaGas LP #2, AltaGas LP #1 agrees and shall be deemed to transfer such Class B Unit to AltaGas LP #2 in exchange and as a subscription for, and AltaGas LP #2 agrees and shall be deemed to issue to AltaGas LP #1 in respect thereof, one Class A Unit of AltaGas LP #2, whereupon the Class B Unit of AltaGas LP #2 shall be and be deemed to be cancelled.

(e) In respect of each Trust Unit required to be delivered by AltaGas pursuant to any Trust Option:

(i) Holding Trust agrees and shall be deemed to issue to the Trust, in exchange for such Trust Unit, that principal amount of Series 1 Notes of Holding Trust as is equal to the fair market value of such Trust Unit on the date AltaGas is required to deliver the Trust Unit pursuant to the Trust Option;

(ii) Holding Trust agrees and shall be deemed to transfer such Trust Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1;

(iii) AltaGas LP #1 agrees and shall be deemed to transfer such Trust Unit to AltaGas LP #2 in exchange and as a subscription for, and AltaGas LP #2 agrees and shall be deemed to issue to AltaGas LP #1 in respect thereof, one Class A Unit of AltaGas LP #2; and

(iv) AltaGas LP #2 agrees and shall be deemed to transfer such Trust Unit to AltaGas in exchange and as a subscription for, and AltaGas agrees and shall be deemed to issue to AltaGas LP #2 in respect thereof, that principal amount of LP Subco Debt as is equal to the fair market value of such Trust Unit on the date AltaGas is required to deliver the Trust Unit pursuant to the Trust Option.

ARTICLE 3
TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Neither the Trust nor Holding Trust shall consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person (the "**Trust Successor**") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Trust or Holding Trust, as the case may be, under this Agreement;

(b) in the event that the Trust Units are reclassified or otherwise changed as part of such transaction, the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Securities; and

(c) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of Exchangeable Securities.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon the Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust or Holding Trust, as the case may be, under this Agreement in the name of the Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Trustee of the Trust or any officers of the Trust or by the Board of Directors, on behalf of the Trust, may be done and performed with like force and effect by the directors or officers of such Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of the Trust (other than AltaGas LP #1, AltaGas LP #2 or Holding Trust) with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 3.

3.4 Successorship Transaction

Notwithstanding Article 2 and the foregoing provisions of Article 3, in the event of a Trust Control Transaction:

(a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of the definition of "Redemption Date"; and

(b) in which all or substantially all of the then outstanding Trust Units are converted into or exchanged for securities or rights to receive such securities (the "**Other Securities**") of another person (the "**Other Entity**") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, the Trust;

then all references herein to the "Trust" shall thereafter be and be deemed to be references to the "Other Entity" and all references herein to "Trust Units" shall thereafter be and be deemed to be references to the "Other Securities" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Securities on the exchange, redemption or retraction of such securities pursuant to the Exchangeable Securities Provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the Trust Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Exchangeable Securities would have received if the exchange, redemption or retraction of such securities pursuant to the Exchangeable Securities Provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the Trust Control Transaction and the Trust Control Transaction was completed) without any need to amend the terms and conditions of the Exchangeable Securities and without any further action required.

ARTICLE 4
GENERAL

4.1 Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Securities (or securities or rights convertible into or

exchangeable for or carrying rights to acquire Exchangeable Securities) or Trust Options are held by any person other than the Trust and any of its affiliates.

4.2 Changes in Capital of the Trust, AltaGas LP #1 and AltaGas LP #2

At all times after the occurrence of any event contemplated pursuant to Sections 2.7 and 2.8 or otherwise as a result of which either Trust Units or the Exchangeable Securities or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Securities or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Notices to Parties

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) the Trust, addressed to:

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(b) Holding Trust, addressed to:

AltaGas Holding Trust
c/o AltaGas Holding Trust Corp.
4300, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Managing Partner
Facsimile: (403) 266-9034

(c) AltaGas LP #1, addressed to:

AltaGas Holding Limited Partnership No. 1
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(d) AltaGas LP #2, addressed to:

AltaGas Holding Limited Partnership No. 2
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(e) AltaGas, addressed to:

AltaGas Services Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

4.4 Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) except that AltaGas LP #1 or AltaGas LP #2 may assign in its sole discretion, any or all of its rights, interests and obligations hereunder to any wholly-owned subsidiary of the Trust.

4.5 Binding Effect

Subject to Section 4.4, this Agreement and the Plan shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

4.6 Amendments, Modifications

Subject to Sections 4.2, 4.7 and 4.10, this Agreement may not be amended or modified except by an agreement in writing executed by AltaGas LP #1, AltaGas LP #2, AltaGas, Holding Trust and the Trust and approved by the holders of the Exchangeable Securities in accordance with Section 11.1 of the Exchangeable Securities Provisions.

4.7 Administrative Amendments

Notwithstanding the provisions of Section 4.6, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Securities, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties provided that the Board of Directors shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Securities;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that such board of directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Securities; or

(c) making such changes or corrections which, on the advice of counsel to General Partner are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board of Directors shall be of

the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Securities.

4.8 Meeting to Consider Amendments

Each of AltaGas LP #1 and AltaGas LP #2, at the request of the Trust, agrees to call a meeting or meetings of the holders of its Exchangeable Securities for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 4.6; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date to occur or transpire. Any such meeting or meetings shall be called and held in accordance with the Limited Partnership Agreement of AltaGas LP #1 or AltaGas LP #2, as applicable, the Exchangeable Securities Provisions and all applicable laws.

4.9 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.10 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

4.11 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

4.12 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

4.13 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

4.14 Limitations on Liability

The parties hereto acknowledge that:

(a) Computershare Trust Company of Canada is entering into this Agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust of AltaGas Income Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated;

(b) AltaGas Holding Trust Corp. is entering into this Agreement solely in its capacity as trustee on behalf of the Holding Trust and the obligations of the Holding Trust hereunder shall not be personally binding upon such trustee or any of the unitholders of the Holding Trust and that any recourse against the Holding Trust, such trustee or any unitholder of the Holding Trust in any manner in respect of any indebtedness, obligation or liability of the Holding Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust of AltaGas Holding Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated;

(c) AltaGas Holding Limited Partnership No. 1 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income; and

(d) AltaGas Holding Limited Partnership No. 2 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ALTAGAS INCOME TRUST, by its trustee, Computershare Trust Company of Canada

Per: ______________________________

Per: ______________________________

ALTAGAS HOLDING TRUST, by its trustee, ALTAGAS HOLDING TRUST CORP.

Per: ______________________________

Per: ______________________________

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its general partner, AltaGas General Partner Inc.

Per: ______________________________

Per: ______________________________

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, by its general partner, AltaGas General Partner Inc.

Per: ______________________________

Per: ______________________________

ALTAGAS SERVICES INC.

Per: ______________________________

Per: ______________________________

APPENDIX F

VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT

among

ALTAGAS INCOME TRUST

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated as of ●, 2004

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
PURPOSE OF AGREEMENT

ARTICLE 3
SPECIAL VOTING UNIT

ARTICLE 4
EXERCISE OF VOTING RIGHTS

ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

ARTICLE 6
CONCERNING THE TRUSTEE

ARTICLE 7
COMPENSATION

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

ARTICLE 9
CHANGE OF TRUSTEE

ARTICLE 10
ALTAGAS TRUST SUCCESSORS

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

ARTICLE 12
TERMINATION

ARTICLE 13
GENERAL

THIS VOTING AND EXCHANGE TRUST AGREEMENT dated as of ●, 2004.

AMONG:

ALTAGAS INCOME TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (the "**AltaGas Trust**")

\- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership established under the laws of Alberta (the "**AltaGas LP #1**")

\- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, a limited partnership established under the laws of Alberta (the "**AltaGas LP #2**")

\- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "**Trustee**")

WHEREAS in connection with the Arrangement Agreement, AltaGas LP #1 and AltaGas LP #2 may be required to issue Exchangeable Securities to certain holders of common shares of AltaGas pursuant to the Plan; and

AND WHEREAS pursuant to the Arrangement Agreement, the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 have agreed to execute a voting and exchange trust agreement substantially in the form of this Agreement;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

"**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Voting and Exchange Trust Agreement, as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof;

"**AltaGas**" means AltaGas Services Inc., a corporation incorporated pursuant to the CBCA, its successor by amalgamation pursuant to the Plan and its successor's successors;

"**AltaGas LP #1 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, Holding Trust and each person who from time to time is accepted and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

"**Arrangement**" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of March 26, 2004 among the AltaGas Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, AltaGas and others, as from time to time amended, supplemented or restated, providing for, among other things, the Arrangement;

"**Automatic Exchange Rights**" means the benefit of the obligation of the AltaGas Trust to effect the automatic exchange of Exchangeable Securities for Trust Units pursuant to Section 5.12;

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Securities, other than the AltaGas Trust and its affiliates;

"**Beneficiary Votes**" has the meaning ascribed thereto in Section 4.2;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Class B Unit Consideration**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

"**Class B Unit Price**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which holders of Trust Units are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Trust Unit is entitled with respect to such matter, proposition or question;

"**Exchange Right**" has the meaning ascribed thereto in Section 5.1;

"**Exchangeable Securities**" means, collectively, LP # 1 B Units and the LP #2 B Units;

"**Exchangeable Securities Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Securities;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the laws of Canada;

"**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta;

"**Indemnified Parties**" has the meaning ascribed thereto in Section 8.1;

"**Insolvency Event**" means, in respect of AltaGas LP #1 or AltaGas LP #2, as applicable, (i) the institution by it of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or its consent to the institution of bankruptcy, insolvency or winding-up proceedings against it, or (ii) the filing of a petition or other proceeding to adjudicate it a bankrupt or insolvent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, and its failure to contest in good faith any such proceedings commenced in respect of it within 30 days of becoming aware thereof, or its consent to the appointment of a receiver, or (iii) its making of a general assignment for the benefit of creditors, or its admission in writing of its inability to pay its debts generally as they become due, or (iv) it not being permitted, pursuant to [solvency requirements of applicable law], to redeem any Retracted Securities pursuant to Section 6.5 of the Exchangeable Securities Provisions;

"**Limited Partnership Agreements**" means, collectively, the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement;

"**Liquidation Call Right**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

"**Liquidation Event**" has the meaning ascribed thereto in Section 5.12(b);

"**Liquidation Event Effective Time**" has the meaning ascribed thereto in Section 5.12(c);

"**List**" has the meaning ascribed thereto in Section 4.6;

"**LP #1 B Units**" means the Class B limited partnership units of AltaGas LP #1, which are exchangeable into Trust Units on a one-for-one basis;

"**LP #2 B Units**" means the Class B limited partnership units of AltaGas LP #2, which are exchangeable into Trust Units on a one-for-one basis;

"**LP Subco**" means AltaGas Subsidiary Corporation, a corporation incorporated pursuant to the CBCA;

"**Officer's Certificate**" means, with respect to the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2, as the case may be, a certificate signed by any one of the authorized signatories of the trustee of the AltaGas Trust on behalf of the AltaGas Trust or the General Partner on behalf of AltaGas LP #1 or AltaGas LP #2, as the case may be;

"**Partnership Loan Indebtedness**" means, in respect of any Exchangeable Security, the amount of all loans made under Article 3 of the Exchangeable Securities Provisions in respect of such Exchangeable Security that are not repaid or satisfied by set off as of the effective date of exercise of the Exchange Right in respect of such Exchangeable Security.

"**person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

"**Plan**" means the Plan of Arrangement attached as Schedule A to the Arrangement Agreement, as from time to time amended, supplemented or restated in accordance with the terms thereof;

"**Redemption Date**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

"**Retracted Securities**" has the meaning ascribed thereto in Section 5.7;

"**Special Voting Unit**" means the special voting unit of the AltaGas Trust to which is attached that number of voting rights (each such voting right to be equal to the voting rights attached to one Trust Unit) equal to the number of outstanding Exchangeable Securities held by Beneficiaries;

"**Support Agreement**" means the support agreement dated as of the date hereof among the AltaGas Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and AltaGas, as from time to time amended, supplemented or restated;

"**Trust**" means the trust created by this Agreement;

"**Trust Consent**" has the meaning ascribed thereto in Section 4.2;

"**Trust Control Transaction**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

"**Trust Estate**" means the Special Voting Unit, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trust Meeting**" has the meaning ascribed thereto in Section 4.2;

"**Trust Successor**" has the meaning ascribed thereto in Section 10.1(a);

"**Trust Unit**" means a trust unit, other than a Special Voting Unit, of the AltaGas Trust, each such unit representing an equal undivided beneficial interest therein;

"**Trust Unitholders**" means the holders from time to time of Trust Units;

"**Unitholders**" means the holders from time to time of Units;

"**Units**" means the Trust Units and the Special Voting Unit; and

"**Voting Rights**" means the voting rights of the Special Voting Unit held by the Trustee.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d) the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f) time is of the essence; and

(g) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of the Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries and the AltaGas Trust, as herein provided. The Trustee shall hold the Special Voting Unit in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement. The Trustee shall hold the Special Voting Unit for and on behalf of the AltaGas Trust for all other rights associated with such Special Voting Unit other than the Voting Rights.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issue and Ownership of the Special Voting Unit

The AltaGas Trust, concurrently with its execution of this Agreement, issues to, and deposits with, the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. The AltaGas Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by the AltaGas Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of such Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to such Special Voting Unit provided that the Trustee shall:

(a) hold such Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with such Special Voting Unit and such Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

Each of AltaGas LP #1 and AltaGas LP #2 will cause each certificate representing Exchangeable Securities issued by it to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the portion of the Voting Rights in respect of the Exchangeable Securities held by the Beneficiaries.

3.3 Safe Keeping of Certificate

The physical certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its duly authorized agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit forming part of the Trust Estate, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the Special Voting Unit held by the Trustee on any matter, question, proposal or proposition whatsoever that may properly come before the Unitholders at a Trust Meeting or in connection with a Trust Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Trust Meeting is held or a Trust Consent is sought. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

4.2 Number of Votes

With respect to all meetings of Unitholders at which Unitholders are entitled to vote (each, a "**Trust Meeting**") and with respect to all written consents sought from the Unitholders (each, a "**Trust Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, a number of votes equal to the Equivalent Vote Amount for each Exchangeable Security owned of record by such Beneficiary on the record date established by the AltaGas Trust or by applicable law for such Trust Meeting or Trust Consent, as the case may be, (collectively, the "**Beneficiary Votes**") in respect of each matter, question, proposal or proposition to be voted on at such Trust Meeting or consented to in connection with such Trust Consent.

4.3 Mailings to Unitholders

With respect to each Trust Meeting and Trust Consent, the Trustee will use its reasonable efforts promptly to mail or cause to be mailed (or otherwise communicate in the same manner as the AltaGas Trust utilizes in communications to holders of Trust Units subject to applicable regulatory requirements and provided such manner of communication is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by the AltaGas Trust to its Trust Unitholders:

(a) a copy of such notice, together with any related materials, including any proxy or information statement, to be provided to Trust Unitholders of the AltaGas Trust;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trust Meeting or Trust Consent or, pursuant to Section 4.7, to attend such Trust Meeting and to exercise personally thereat the Beneficiary Votes of such Beneficiary;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

  (i) a proxy to such Beneficiary or its designee to exercise personally the Beneficiary Votes; or

  (ii) a proxy to a designated agent or other representative of the management of the AltaGas Trust to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trust Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Trust Meeting or Trust Consent, the number of Exchangeable Securities owned of record by the Beneficiary shall be determined at the close of business on the record date established by the AltaGas Trust or by applicable law for purposes of determining Unitholders entitled to vote at such Trust Meeting or to give written consent in connection with such Trust Consent. The AltaGas Trust shall notify the Trustee of any decision of the trustee of the AltaGas Trust with respect to the calling of any Trust Meeting or the seeking of any Trust Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

The materials referred to in this Section 4.3 are to be provided to the Trustee by the AltaGas Trust and the materials referred to in Sections 4.3(c), 4.3(e) and 4.3(f) shall be subject to reasonable comment by the Trustee in a timely manner. The AltaGas Trust shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of Trust Units. The AltaGas Trust agrees not to communicate with holders of Trust Units with respect to the materials referred to in this Section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Notwithstanding the foregoing, the AltaGas Trust may at its option exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.3 so long as in each case the AltaGas Trust

delivers a certificate to the Trustee stating that the AltaGas Trust has undertaken to perform the obligations set forth in this Section 4.3.

4.4 Copies of Unitholder Information

The AltaGas Trust will deliver to the Trustee copies of all proxy materials (including notices of Trust Meetings but excluding proxies to vote Trust Units), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary, to the extent possible, at the same time as such materials are first sent to Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of the AltaGas Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by the AltaGas Trust) received by the Trustee from the AltaGas Trust, to the extent possible, at the same time as such materials are sent to Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta. Notwithstanding the foregoing, the AltaGas Trust at its option may exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.4 so long as in each case the AltaGas Trust delivers a certificate to the Trustee stating that the AltaGas Trust has undertaken to perform the obligations set forth in this Section 4.4.

4.5 Other Materials

As soon as reasonably practicable after receipt by the AltaGas Trust or holders of Trust Units (if such receipt is known by the AltaGas Trust) of any materials sent or given by or on behalf of a third party to holders of Trust Units generally, including dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), the AltaGas Trust shall use its reasonable best efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such materials (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of the AltaGas Trust, copies of all such materials received by the Trustee from the AltaGas Trust. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta, copies of all such materials. Notwithstanding the foregoing, the AltaGas Trust at its option may exercise the duties of the Trustee to deliver copies of all such materials to each Beneficiary as required by this Section 4.5 so long as in each case the AltaGas Trust delivers a certificate to the Trustee stating that the AltaGas Trust has undertaken to perform the obligations set forth in this Section 4.5.

4.6 List of Persons Entitled to Vote

Each of AltaGas LP #1 and AltaGas LP #2 shall, (a) prior to each annual and special Trust Meeting or the seeking of any Trust Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Securities issued by it held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Trust Meeting or a Trust Consent, at the close of business on the record date established by the AltaGas Trust or pursuant to applicable law for determining the holders of Trust Units entitled to receive notice of and/or to vote at such Trust Meeting or to give consent in connection with such Trust Consent. Each such List shall be delivered to the Trustee promptly after receipt by AltaGas LP #1 or AltaGas LP #2, as the case may be, of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. The AltaGas Trust agrees to give each of AltaGas LP #1 and AltaGas LP #2 notice (with a copy to the Trustee) of the calling of any Trust Meeting or the seeking of any Trust Consent by the AltaGas Trust or its management, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable each of AltaGas LP #1 and AltaGas LP #2 to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Trust Meeting or Trust Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.2 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat

(or to personally exercise with respect to any Trust Consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by the Trustee and Attendance of Trustee Representative at Meeting

(a) In connection with each Trust Meeting and Trust Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.2, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b) Subject to receipt of instructions contemplated by 4.3(f), the Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Trust Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.2 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, upon receipt of a proxy from the Trustee's representative, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials distributed by or on behalf of the Trustee pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as the AltaGas Trust utilizes in communications to holders of Trust Units, subject to applicable regulatory requirements and provided such manner of communication is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of AltaGas LP #1 or AltaGas LP #2, as applicable. The AltaGas Trust agrees not to communicate with holders of Trust Units with respect to such written material otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Each of AltaGas LP #1 and AltaGas LP #2 shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a) a current List; and

(b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

Each of AltaGas LP #1's and AltaGas LP #2's obligations under this Section 4.9 shall be deemed satisfied to the extent the AltaGas Trust exercises its option to perform the duties of the Trustee to deliver copies of materials to each Beneficiary and AltaGas LP #1 or AltaGas LP #2, as the case may be, provides the required information and materials to the AltaGas Trust.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Exchangeable Securities Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Securities held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary and such Beneficiary Votes and the Voting Rights represented thereby shall cease and be terminated immediately, upon:

(a) the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Securities in connection with the exercise by the Beneficiary of the Exchange Right (unless the AltaGas Trust shall not have delivered the Class B Unit Consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries);

(b) the occurrence of the automatic exchange of Exchangeable Securities for Trust Units, as specified in Article 5 (unless the AltaGas Trust shall not have delivered the Class B Unit Consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiary);

(c) the redemption of Exchangeable Securities pursuant to Article 6 or Article 7 of the Exchangeable Securities Provisions, or upon the effective date of the liquidation, dissolution or winding-up of whichever of AltaGas LP #1 or AltaGas LP #2 issued the Exchangeable Securities held by such Beneficiary pursuant to Article 5 of the Exchangeable Securities Provisions;

(d) the automatic redemption of Exchangeable Securities pursuant to Article 8 of the Exchangeable Securities Provisions;

(e) the purchase of Exchangeable Securities from the holder thereof by whichever of AltaGas LP #1 or AltaGas LP #2 issued the Exchangeable Securities held by such holder; or

(f) the purchase of Exchangeable Securities from the holder thereof by Holding Trust pursuant to the Liquidation Call Right pursuant to Article 10 of the Exchangeable Securities Provisions.

ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Right

The AltaGas Trust hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the "**Exchange Right**"), upon the occurrence and during the continuance of an Insolvency Event, to require the AltaGas Trust to purchase from each or any Beneficiary all or any part of the Exchangeable Securities held by such Beneficiary and the Automatic Exchange Rights, all in accordance with the provisions of this Agreement. The AltaGas Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by the AltaGas Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

(a) hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

Each of AltaGas LP #1 and AltaGas LP #2 shall cause each certificate representing Exchangeable Securities to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Securities held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4 Purchase Price

The purchase price payable by the AltaGas Trust for each Exchangeable Security to be purchased by the AltaGas Trust under the Exchange Right shall be: an amount per Exchangeable Security equal to the Class B Unit Price on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Securities under the Exchange Right; and the assumption by AltaGas Trust of any Partnership Loan Indebtedness in respect of such Exchangeable Security. In connection with each exercise of the Exchange Right, the AltaGas Trust shall provide to the Trustee an Officer's Certificate setting forth the calculation of the Class B Unit Price for each Exchangeable Security. The Class B Unit Price for each such Exchangeable Security so purchased may be satisfied only by the AltaGas Trust delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, the Class B Unit Consideration representing the total Class B Unit Price. Upon payment by the AltaGas Trust of such purchase price to the Trustee for the benefit of the Beneficiary, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of declared and unpaid loans or distributions on each such Exchangeable Security by AltaGas LP #1 or AltaGas LP #2, as the case may be.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Securities registered in the name of such Beneficiary on the books of AltaGas LP #1 or AltaGas LP #2, as the case may be. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary, Alberta or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Securities which such Beneficiary desires the AltaGas Trust to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Securities under the Limited Partnership Agreement of AltaGas LP #1 or AltaGas LP #2, as the case may be, and such additional documents and instruments as the Trustee, AltaGas LP #1 or AltaGas LP #2, as the case may be, and the AltaGas Trust may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Securities certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require the AltaGas Trust to purchase from the Beneficiary the number of Exchangeable Securities specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Securities to be acquired by the AltaGas Trust free and clear of all liens, claims, security interests and encumbrances, (iii) the names in which the certificates representing Trust Units issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered, and (b) payment (or evidence satisfactory to the Trustee, AltaGas LP #1 or AltaGas LP #2, as the case may be, and the AltaGas Trust of payment) of the taxes (if any) payable as contemplated by Section 5.8. If only a part of the Exchangeable Securities represented by any certificate or certificates delivered to the Trustee are to be purchased by the AltaGas Trust under the Exchange Right, a new certificate for the balance of such Exchangeable Securities shall be issued to the holder at the expense of AltaGas LP #1 or AltaGas LP #2, as the case may be.

5.6 Delivery of Trust Units; Effect of Exercise

Promptly after the receipt by the Trustee of the certificates representing the Exchangeable Securities which the Beneficiary desires the AltaGas Trust to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to the AltaGas Trust, the Trustee shall notify the AltaGas Trust and AltaGas LP #1 or AltaGas LP #2, as applicable, of its receipt of

the same, which notice to the AltaGas Trust and AltaGas LP #1 or AltaGas LP #2, as applicable, shall constitute exercise of the Exchange Right by the Trustee on behalf of the Beneficiary in respect of such Exchangeable Securities, and the AltaGas Trust shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary in respect of such Exchangeable Securities (or to such other persons, if any, properly designated by such Beneficiary) the Class B Unit Consideration deliverable in connection with the exercise of the Exchange Right; provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, AltaGas LP #1 or AltaGas LP #2, as applicable, and the AltaGas Trust of the payment of) the taxes (if any) payable as contemplated by Section 5.8. Immediately upon the giving of notice by the Trustee to the AltaGas Trust and AltaGas LP #1 or AltaGas LP #2, as applicable, of the exercise of the Exchange Right, as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary of such Exchangeable Securities shall be deemed to have transferred to the AltaGas Trust all of such Beneficiary's right, title and interest in and to such Exchangeable Securities and in the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Securities and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless such Class B Unit Consideration is not delivered by the AltaGas Trust to the Trustee for delivery to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary) within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Class B Unit Consideration is delivered by the AltaGas Trust and any cheque included therein is paid. Upon delivery of such Class B Unit Consideration by the AltaGas Trust to the Trustee, the Trustee shall deliver such Class B Unit Consideration to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Securities, the Beneficiary (or such other person properly designated by such Beneficiary) shall be considered and deemed for all purposes to be the holder of the Trust Units delivered to it pursuant to the Exchange Right.

Notwithstanding anything contained in this Agreement or the Limited Partnership Agreements (including the Exchangeable Securities Provisions), upon the exercise of the Exchange Right by the Trustee on behalf of the Beneficiary, all obligations under or pertaining to Partnership Loan Indebtedness of the Beneficiary in respect of each Exchangeable Security in respect of which such Exchange Right is exercised shall be, and be deemed to be, assumed by AltaGas Trust, and AltaGas LP#1 or AltaGas LP#2, as the case may be, shall release, and be deemed to release, such Beneficiary from and in respect of all such obligations without further act or formality.

5.7 Exercise of Exchange Right Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 6 of the Exchangeable Securities Provisions to require AltaGas LP #1 or AltaGas LP #2, as applicable, to redeem any or all of the Exchangeable Securities held by the Beneficiary (the "**Retracted Securities**") and is notified by AltaGas LP #1 or AltaGas LP #2, as applicable, pursuant to Section 6.5 of the Exchangeable Securities Provisions that AltaGas LP #1 or AltaGas LP #2, as applicable, will not be permitted as a result of applicable law to redeem all such Retracted Securities, and provided that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AltaGas LP #1 or AltaGas LP #2, as applicable, pursuant to Section 6.6 of the Exchangeable Securities Provisions, and provided further that the Trustee has received written notice of same from AltaGas LP #1 or AltaGas LP #2, as applicable, or the AltaGas Trust, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Securities that AltaGas LP #1 or AltaGas LP #2, as applicable, is unable to redeem. In any such event, AltaGas LP #1 or AltaGas LP #2, as applicable, hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AltaGas LP #1 or AltaGas LP #2, as applicable, or to the transfer agent of the Exchangeable Securities (including a copy of the Retraction Request delivered pursuant to Section 6.1 of the Exchangeable Securities Provisions) in connection with such proposed redemption of the Retracted Securities and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Securities that AltaGas LP #1 or AltaGas LP #2, as applicable, is not permitted to redeem and will require the AltaGas Trust to purchase such Retracted Securities in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Securities to the AltaGas Trust pursuant to the Exchange Right or the Automatic Exchange Rights, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the purchase price therefor shall be issued in the name of the Beneficiary in respect of the Exchangeable Securities so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Securities so sold; provided, however, that such Beneficiary shall pay (and none of the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2, as applicable, or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or evidenced to the satisfaction of the AltaGas Trust and AltaGas LP #1 or AltaGas LP #2, as applicable, that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, AltaGas LP #1 or AltaGas LP #2, as applicable, and the AltaGas Trust shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from AltaGas LP #1 or AltaGas LP #2, as applicable, or the AltaGas Trust of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of the AltaGas Trust (such funds to be received in advance), a notice of such Insolvency Event in the form provided by the AltaGas Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10 Qualification of Trust Units

The AltaGas Trust covenants that if any Trust Units issuable pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any registration statement, prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental authority or the fulfilment of any other Canadian federal, provincial or territorial legal requirement before such Trust Units may be issued and delivered by the AltaGas Trust to the initial holder thereof or in order that such Trust Units may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of the AltaGas Trust for purposes of Canadian provincial securities law), the AltaGas Trust will in good faith use its reasonable best efforts to take all such actions and do all such things as are necessary or desirable to cause such Trust Units to be and remain duly registered, qualified or approved under Canadian law. The AltaGas Trust will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all the Trust Units to be delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Trust Units are listed, quoted or posted for trading at such time.

5.11 Trust Units

The AltaGas Trust hereby represents, warrants and covenants that the Trust Units issuable to Beneficiaries as described herein will be duly authorized and validly issued, fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of the AltaGas Trust

(a) The AltaGas Trust will give the Trustee written notice of each of the following events at the time set forth below:

   (i) in the event of any determination by the trustee of the AltaGas Trust to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the AltaGas Trust or to effect any other distribution of assets of the AltaGas Trust among its Trust Unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

   (ii) promptly following the earlier of (A) receipt by the AltaGas Trust of notice of, and (B) the AltaGas Trust otherwise becoming aware of, any threatened or instituted claim,

suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the AltaGas Trust or to effect any other distribution of assets of the AltaGas Trust among its Trust Unitholders for the purpose of winding up its affairs, in each case where the AltaGas Trust has failed to contest in good faith any such proceeding commenced in respect of the AltaGas Trust within 30 days of becoming aware thereof.

(b) Promptly following receipt by the Trustee from the AltaGas Trust of notice of any event (a "**Liquidation Event**") contemplated by Section 5.12(a) above, the Trustee will give notice thereof to the Beneficiaries. Such notice shall be provided to the Trustee by the AltaGas Trust and shall include a brief description of rights of the Beneficiaries with respect to the Automatic Exchange Rights provided for in Section 5.12(c).

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of the AltaGas Trust in connection with a Liquidation Event, immediately prior to the effective time (the "**Liquidation Event Effective Time**") of a Liquidation Event all of the then outstanding Exchangeable Securities shall be automatically exchanged for Trust Units. To effect such automatic exchange, the AltaGas Trust shall purchase each Exchangeable Security outstanding immediately prior to the Liquidation Event Effective Time and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Securities held by such Beneficiary at such time, for a purchase price per Exchangeable Security equal to the Class B Unit Price applicable at that time. The AltaGas Trust shall provide the Trustee with an Officer's Certificate in connection with any automatic exchange setting forth the calculation of the Class B Unit Price for each Exchangeable Security.

(d) The closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Securities for Trust Units shall be deemed to have occurred immediately prior to the Liquidation Event Effective Time, and each Beneficiary shall be deemed to have transferred to the AltaGas Trust all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Securities and the related interest in the Trust Estate. Any right of each such Beneficiary to receive loans from AltaGas LP #1 or AltaGas LP #2, as the case may be, shall be deemed to be satisfied and discharged and each such Beneficiary shall cease to be a holder of such Exchangeable Securities and the AltaGas Trust shall deliver to the Beneficiary the Class B Unit Consideration deliverable upon the automatic exchange of Exchangeable Securities. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Securities, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units issued pursuant to the automatic exchange of Exchangeable Securities for Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Securities exchanged by the Beneficiary with the AltaGas Trust pursuant to such automatic exchange shall thereafter be deemed to represent Trust Units issued to the Beneficiary by the AltaGas Trust pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Securities certificates deemed to represent Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as the AltaGas Trust may reasonably require, the AltaGas Trust shall deliver or cause to be delivered to the Beneficiary certificates representing Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Each of the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 and the Trustee shall be entitled (without duplication) to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Securities or Trust Units such amounts as the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of federal, provincial, state, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment

to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2, as the case may be, or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit from the AltaGas Trust as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) casting and exercising the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from the AltaGas Trust as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Securities and other requisite documents and distributing to such Beneficiaries Trust Units, cheques and other property, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of the AltaGas Trust and AltaGas LP #1 or AltaGas LP #2, as the case may be, under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities, the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof, nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 acknowledge that the Trustee also serves as registrar and transfer agent for the AltaGas Trust, as trustee for the AltaGas. Medium Term Notes pursuant to a Trust Indenture dated September 27, 2000, as trustee of the AltaGas Trust pursuant to the Declaration of Trust and as trustee for the Holding Trust Notes pursuant to a Trust Indenture dated as of ●, 2004 (collectively, the "**Related Appointments**"). The Trustee represents to the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments. The Trustee shall, within 90 days after it becomes aware that any material conflict of interest exists, including in connection with any Related Appointments, either (a) eliminate such material conflict of interest, (b) resign from any of the Related Appointments so that a material conflict of interest no longer exists, or (c) resign in the manner and with the effect specified in Article 10. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provision of this Section 6.2, any interested party may apply to the Court for an order that the Trustee be replaced as the trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Each of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Securities and Trust Units; and

(b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Trust Units, and any subsequent transfer agent of such shares, the share certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights.

Each of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 irrevocably authorize their respective registrars and transfer agents to comply with all such requests. The AltaGas Trust covenants that it will supply its transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 at the Trustee's principal office in Calgary, Alberta correct and complete books and records of account relating to the Trust created by this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. On or before January 15 in every year, so long as any Special Voting Units are on deposit with the Trustee, the Trustee shall transmit to the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 a brief report, dated as of the preceding December 31, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Securities received by the Trustee on behalf of Beneficiaries in consideration of the issuance by the AltaGas Trust of Trust Units in connection with the Exchange Right, during the calendar year ended on such December 31; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Securities are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee reasonably considers necessary or advisable (who may be experts or advisors to the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2). If requested by the Trustee, the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by the Trustee

Subject to Section 6.15, the Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Unit held by the Trustee pursuant to Article 4, with respect to the Exchange Right pursuant to Article 5, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security or indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity required by Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions, Lists, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions, Lists, reports or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to the Trustee

The AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, promptly if and when:

(a) such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of the AltaGas Trust and/or of the General Partner on behalf of AltaGas LP #1 or AltaGas LP #2, as the case may be, or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the trustee of AltaGas Trust and/or of the General Partner on behalf of AltaGas LP #1 or AltaGas LP #2, as the case may be, it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that such person has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

(e) declaring that such person has made such examination or investigation as such person believes is necessary to enable such person to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by the Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AltaGas LP #1 or AltaGas LP #2, as the case may be, in securities in which, under the laws of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AltaGas LP #1 or AltaGas LP #2, as the case may be. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of AltaGas LP #1 or AltaGas LP #2, as the case may be, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 10.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Securities, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Securities, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

(b) all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of the Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.17 Maintenance of Office or Agency

The AltaGas Trust will maintain in Calgary, Alberta an office or agency where certificates representing Exchangeable Securities may be presented or surrendered for exchange by Beneficiaries and where notices and demands to or upon the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 in respect of the Exchangeable Securities may be served. The AltaGas Trust will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the AltaGas Trust shall fail to maintain any such office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be served at the Corporate Trust Office of the Trustee, and the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 hereby appoint the Trustee as their agent to receive all such presentations, surrenders, notices and demands. Furthermore, copies of all the AltaGas Trust proxy materials will be made available for inspection by any Beneficiary at such office or agency.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

The AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted fraudulently or in bad faith or with negligence, recklessness or wilful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Each of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the '**Indemnified Parties**") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, gross negligence or wilful misconduct on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 pursuant hereto.

If any of the Indemnified Parties intends to seek indemnification under this indemnity from AltaGas Trust, AltaGas LP #1 or AltaGas LP #2, the Indemnified Party shall give AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 notice of such claim for indemnification promptly following the receipt of a written assertion of a claim, actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 (as set forth above) shall not relieve AltaGas Trust, AltaGas LP #1 or AltaGas LP #2, as the case may be, of its indemnification obligations hereunder to the Indemnified Party, however the liability which AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 have to the Indemnified Party pursuant to the terms of this indemnity (and for which AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 has under this indemnity. Subject to (ii) below, the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall be entitled to participate at their own expense in the defense and, if the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 so elect at any time after receipt of such notice, either of them may assume the defense of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2; or (ii) the named parties to any such suit include both the Trustee and the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 and the Trustee shall have been advised by counsel acceptable to the AltaGas Trust, AltaGas LP #1 or and AltaGas LP #2 that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 specifying the date on which it desires to resign, provided that such notice shall not be given less than 60 days before such desired resignation date unless the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada or any province thereof, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2.

ARTICLE 10
ALTAGAS TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

The AltaGas Trust shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom, but may do so if:

(a) such other person or continuing corporation (herein called the "**Trust Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder (including without limitation one or more voting securities of such Trust Successor to allow Beneficiaries to exercise voting rights in respect of the Trust Successor substantially similar to those provided for in this Agreement in respect of the AltaGas Trust) and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the AltaGas Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trust Successor, AltaGas LP #1 and AltaGas LP #2 shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the AltaGas Trust under this Agreement in the name of the AltaGas Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the trustee of the AltaGas Trust or any officers of the AltaGas Trust may be done and performed with like force and effect by the directors or officers of such Trust Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the merger of any wholly-owned direct or indirect subsidiary of the AltaGas Trust with or into the AltaGas Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the AltaGas Trust provided that all of the assets of such subsidiary are transferred to the AltaGas Trust or another wholly-owned direct or indirect subsidiary of the AltaGas Trust and any such transactions are expressly permitted by this Article 10.

10.4 Successorship Transaction

Notwithstanding the foregoing provisions of this Article 10, in the event of a Trust Control Transaction:

(a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of the definition of "Redemption Date"; and

(b) in which all or substantially all of the then outstanding Trust Units are converted into or exchanged for securities or rights to receive such securities (the "**Other Securities**") of another entity (the "**Other Entity**") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, the AltaGas Trust;

then (i) all references herein to the "**AltaGas Trust**" shall thereafter be and be deemed to be references to "**Other Entity**" and all references herein to "**Trust Units**" shall thereafter be and be deemed to be references to "**Other Securities**" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Securities on the exchange, redemption or retraction of such Exchangeable Securities pursuant to the Exchangeable Securities Provisions or exchange of such Exchangeable Securities pursuant to this Agreement immediately subsequent to the Trust Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Exchangeable Securities would have received if the exchange, redemption or retraction of such Exchangeable Securities pursuant to the Exchangeable Securities Provisions, or exchange of such Exchangeable Securities pursuant to this Agreement had occurred immediately prior to the Trust Control Transaction and the Trust Control Transaction was completed) without any need to amend the terms and conditions of this Agreement and without any further action required; and (ii) the AltaGas Trust shall cause the Other Entity to deposit one or more voting securities of such Other Entity to allow Beneficiaries to exercise voting rights in respect of the Other Entity substantially similar to those provided for in this Agreement.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 and the Trustee and approved by the Beneficiaries in accordance with Section 11.2 of the Exchangeable Securities Provisions.

11.2 Administrative Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the General Partner shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the General Partner and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that the General Partner and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to the General Partner and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the General Partner shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

Each of AltaGas LP #1 and AltaGas LP #2, at the request of the AltaGas Trust, agree to call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the limited partnership agreements of AltaGas LP #1 and AltaGas LP #2, the Exchangeable Securities Provisions and all applicable laws; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date (as defined in the Exchangeable Securities Provisions) to occur or transpire.

11.4 Changes in Capital of the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2

At all times after the occurrence of any event contemplated pursuant to Section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either Trust Units or the Exchangeable Securities or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Securities or both are so changed.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AltaGas LP #1, AltaGas LP #2, the AltaGas Trust and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Trust Successors and the covenants of and obligations assumed by each such Trust Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to the AltaGas Trust, AltaGas LP #1, AltaGas LP #2, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided

that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Securities are held by a Beneficiary;

(b) each of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 11.2 of the Exchangeable Securities Provisions; and

(c) March 24, 2024.

12.2 Survival of Agreement

This Agreement shall survive any termination of the AltaGas Trust and shall continue until there are no Exchangeable Securities outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise).

13.2 Binding Effect

Subject to Section 13.1, this Agreement and the Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) if to the AltaGas Trust, at:

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

with copy to:

Computershare Trust Company of Canada
Suite 710, 530 - 8th Avenue S.W.

Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust
Facsimile: (403) 267-6598

(b) if to AltaGas LP #1, at:

AltaGas Holding Limited Partnership No. 1
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(c) if to AltaGas LP #2, at:

AltaGas Holding Limited Partnership No. 2
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(d) if to the Trustee, at:

Computershare Trust Company of Canada
710, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Client Services
Facsimile: (403) 267-6529

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Securities in any manner permitted by the Limited Partnership Agreements, as applicable, from time to time in force in respect of notices to Limited Partners and shall be deemed to be received (if given or sent in such manner) at the time specified in such Limited Partnership Agreements, the provisions of which Limited Partnership Agreements shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

13.6 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

13.7 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

13.8 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

13.9 Limitations on Liability

(a) The parties hereto acknowledge that Computershare Trust Company of Canada, as trustee of the AltaGas Trust, is entering into this Agreement solely in its capacity as trustee on behalf of the AltaGas Trust and the obligations of the AltaGas Trust hereunder shall not be personally binding upon such trustee or any of the Unitholders and that any recourse against the AltaGas Trust, such trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the AltaGas Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust of the AltaGas Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated.

(b) AltaGas Holding Limited Partnership No. 1 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

(c) AltaGas Holding Limited Partnership No. 2 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ALTAGAS INCOME TRUST, by its trustee, Computershare Trust Company of Canada

Per: ______________________________

Per: ______________________________

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its general partner, AltaGas General Partner Inc.

Per: ______________________________

Per: ______________________________

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, by its general partner, AltaGas General Partner Inc.

Per: ______________________________

Per: ______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________

Per: ______________________________

APPENDIX G

FAIRNESS OPINION OF RBC DOMINION SECURITIES INC.

March 26, 2004

The Board of Directors
AltaGas Services Inc.
Suite 1700
355 – 4th Avenue, S.W.
Calgary, Alberta
T2P 0J1

To the Board of Directors:

RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that AltaGas Services Inc. (the "Company") has proposed a reorganization whereby the business of the Company will be converted into a newly formed open-ended mutual fund trust ("AltaGas Income Trust") through a plan of arrangement (the "Arrangement") under the *Canada Business Corporations Act.* The Arrangement will result, through a series of transactions, in holders ("Common Shareholders") of common shares of the Company ("Common Shares") receiving for their Common Shares either:

(i) units ("Units") of AltaGas Income Trust on a one for one basis; or

(ii) at the election of taxable Common Shareholders who are residents of Canada for the purposes of the *Income Tax Act* (Canada), a combination of Units and units ("Exchangeable Securities") in a limited partnership, with the Exchangeable Securities being exchangeable at any time for Units on a one for one basis, subject to a maximum aggregate number of Exchangeable Securities being available to all Securityholders under this election of Exchangeable Securities.

The transactions to implement the Arrangement include the conversion of the participating shares of the Company (the "Participating Shares") into Common Shares on a one for one basis. Accordingly the holders of Participating Shares ("Participating Shareholders") will receive the same consideration under the Arrangement for their Participating Shares as the Common Shareholders receive for their Common Shares. RBC understands that the Exchangeable Securities are intended to be the economic and voting equivalent of the Units, being entitled to the same monthly cash distributions as Units and being entitled to vote on AltaGas Income Trust matters with holders of Units through the use of a special voting unit. The terms of, and conditions necessary to complete, the Arrangement are more fully set forth and described in an information circular dated March 26, 2004 (collectively, together with the related documents included therein, the "Circular") to be mailed to all Common Shareholders, Participating Shareholders and holders of options to acquire Common Shares ("Optionholders") (the Common Shareholders, Participating Shareholders and Optionholders being the "Securityholders").

The Company has retained RBC to provide advice and assistance to the management and Board of Directors (the "Board") of the Company in evaluating the Arrangement, including the preparation and delivery to the Board of RBC's opinion as to the fairness of the consideration under the Arrangement from a financial point of view to the Common Shareholders (the "Fairness Opinion"). The Fairness Opinion has been prepared in accordance with the guidelines of the Investment Dealers Association of Canada. RBC has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Company initially contacted RBC regarding a potential advisory assignment in March 2003, and RBC was formally engaged through an agreement between the Company and RBC dated July 17, 2003. This agreement was replaced by a new agreement between the Company and RBC dated January 17, 2004 (the "Engagement Agreement"). The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, a portion of which is contingent on the successful completion of the Arrangement. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular to be mailed to Securityholders and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Arrangement.

Credentials of RBC Dominion Securities

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the Circular;
2. the Plan of Arrangement in Schedule A to the Arrangement Agreement attached as Appendix C to the Circular;
3. the Declaration of Trust for AltaGas Income Trust dated March 26, 2004;
4. the Limited Partnership Agreements for AltaGas Holding Limited Partnership #1 and AltaGas Holding Limited Partnership #2 dated March 26, 2004;
5. the most recent draft of the Securityholder Agreement between AltaGas Income Trust, AltaGas General Partner Inc. and Enbridge Inc. containing revisions contemplated by the Support Agreement referred to below;
6. the most recent draft of the Registration Rights Agreement between AltaGas Income Trust and Enbridge Inc. containing revisions contemplated by the Support Agreement referred to below;
7. the Support Agreement between Enbridge Inc. and the Company dated March 10, 2004;
8. audited financial statements of the Company for each of the five years ended December 31, 2003;
9. annual reports of the Company for the years ended December 31, 2002 and December 31, 2003;
10. the Notice of Annual and Special Meeting of Shareholders and Management Information Circulars of the Company for the years ended December 31, 2002 and December 31, 2003;
11. annual information forms of the Company for the years ended December 31, 2002 and December 31, 2003;

12. historical segmented financial statements of the Company by business segment for each of the five years ended December 31, 2003;
13. unaudited projected financial statements for the Company on a consolidated basis and segmented by business segment prepared by management of the Company for the five years ending December 31, 2008;
14. discussions with senior management of the Company;
15. discussions with the Company's legal counsel;
16. discussions with Enbridge Inc., the principal shareholder of the Company, and its financial advisor;
17. public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public entities considered by us to be relevant;
18. public information with respect to other transactions of a comparable nature considered by us to be relevant;
19. public information regarding the Canadian midstream oil and gas, electricity and utility industries;
20. the letter from Standard & Poor's regarding the Company's expected credit rating following the Arrangement dated March 8th, 2004;
21. representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and
22. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC.

Assumptions and Limitations

With the Board's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC relating to the Company, AltaGas Income Trust, their subsidiaries or the Arrangement for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, AltaGas Income Trust, their subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of the Company, AltaGas Income Trust, their subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was made or provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, AltaGas Income Trust or any of their subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met and that the disclosure provided or incorporated by reference in

the Circular with respect to the Company, its subsidiaries and affiliates, AltaGas Income Trust and the Arrangement is accurate in all material respects.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, AltaGas Income Trust and their subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Securityholder as to whether to vote in favour of the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration under the Arrangement, from a financial point of view, to Common Shareholders, RBC considered a number of factors including (i) the expected trading characteristics of the Units compared to the trading characteristics of the Common Shares prior to the February 18, 2004 announcement by the Company that a Special Committee of the Board was undertaking a review of whether to reorganize the business of the Company into an income trust, (ii) the financial attributes of AltaGas Income Trust compared to the Company, (iii) the potential short and long-term financial impact resulting from the Arrangement compared to the continuation of the status quo, and (iv) the financial attributes of the Units and the Exchangeable Securities.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Arrangement is fair from a financial point of view to the Common Shareholders.

Yours very truly,

(signed) RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.

APPENDIX H

FINANCIAL STATEMENTS

AUDITORS' CONSENT

We have read the Information Circular and Proxy Statement of AltaGas Services Inc. ("**AltaGas**") dated March 26, 2004 (the "**Information Circular**") relating to the proposed reorganization by way of plan of arrangement pursuant to Section 192 of the *Canada Business Corporations Act* of the business of AltaGas into AltaGas Income Trust (the "Trust"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Information Circular of our report to the directors of AltaGas on the consolidated balance sheets of AltaGas at December 31, 2003, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. Our report is dated February 13, 2004 (except as to note 18, which is as of March 26, 2004).

We also consent to the use in the above-mentioned Information Circular of our compilation report dated March 26, 2004 on the unaudited pro forma balance sheet of the Trust as at December 31, 2003 and the unaudited pro forma statement of income for the year ended December 31, 2003.

We also consent to the use in the above-mentioned Information Circular of our report to the trustee of AltaGas Income Trust (the "**Trust**") on the balance sheet of the Trust as at March 26, 2004. Our report is dated March 26, 2004.

(signed) Ernst & Young LLP
CHARTERED ACCOUNTANTS

Calgary, Alberta
March 26, 2004

CONSOLIDATED FINANCIAL STATEMENTS

OF

ALTAGAS SERVICES INC.

AUDITORS' REPORT

To the Directors of
AltaGas Services Inc.

We have audited the consolidated balance sheets of AltaGas Services Inc. as at December 31, 2003, 2002 and 2001 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) Ernst & Young LLP
CHARTERED ACCOUNTANTS

Calgary, Alberta
February 13, 2004 except as to Note 18 which is as of March 26, 2004

ALTAGAS SERVICES INC.
CONSOLIDATED BALANCE SHEETS
as at December 31

($ thousands)

	2003	2002 (Restated, note 2)	2001 (Restated, note 2)
ASSETS			
Current assets			
Accounts receivable	**$ 88,463**	$ 98,996	$ 64,145
Inventory	**1,879**	3,770	3,161
Other	**5,806**	5,180	11,884
	96,148	107,946	79,190
Capital assets (note 3)	**677,911**	663,369	520,865
Energy services arrangements and contracts (note 4)	**101,035**	107,030	112,268
Goodwill (note 5)	**18,860**	18,860	815
Future income taxes (note 12)	**208**	208	209
Investments and other assets (note 6 and 15)	**25,098**	7,450	7,655
	$ 919,260	$ 904,863	$ 721,002
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	**$ 74,726**	$ 77,165	$ 43,343
Short-term debt (note 7)	**4,493**	50,555	100,000
Other	**7,857**	7,397	2,114
	87,076	135,117	145,457
Long-term debt (note 8)	**392,358**	368,943	283,866
Asset retirement obligations (note 2)	**13,962**	12,925	9,855
Deferred revenue and other	**-**	-	1,618
Future income taxes (note 12)	**62,537**	49,332	18,375
	468,857	431,200	313,714
Shareholders' equity			
Share capital (note 10)	**268,040**	264,290	205,046
Retained earnings	**95,287**	74,256	56,785
	363,327	338,546	261,831
	$ 919,260	$ 904,863	$ 721,002

Commitments (notes 4, 7, 9 and 11)
See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors:

Director
"Stephen J.J. Letwin"

Director
"David W. Cornhill"

ALTAGAS SERVICES INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
for the years ended December 31

($ thousands except per share amounts)

	2003	2002 (Restated, note 2)	2001 (Restated, note 2)
REVENUE			
Operating	**$ 708,046**	$ 492,031	$ 488,839
Other	**838**	625	936
	708,884	492,656	489,775
EXPENSES			
Cost of sales	**489,027**	322,782	354,734
Operating and administrative	**97,991**	75,010	65,157
Amortization			
Capital assets	**32,317**	27,786	25,532
Energy services arrangements and contracts	**5,995**	6,026	145
	625,330	431,604	445,568
Operating income	**83,554**	61,052	44,207
Interest expense (notes 7, 8 and 9)			
Short-term debt	**1,406**	2,589	-
Long-term debt	**20,666**	15,559	15,828
Income before income taxes	**61,482**	42,904	28,379
Income taxes (note 12)	**23,159**	13,462	9,208
Net income	**38,323**	29,442	19,171
Retained earnings, beginning of year	**74,256**	56,687	44,994
Dividends	**(17,292)**	(11,873)	(6,898)
Common shares purchased for cancellation	**-**	-	(482)
Retained earnings, end of year	**$ 95,287**	$ 74,256	$ 56,785
Net income per share (note 10)			
Basic	**$ 0.84**	$ 0.70	$ 0.50
Diluted	**$ 0.84**	$ 0.69	$ 0.50

See accompanying notes to the consolidated financial statements

ALTAGAS SERVICES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31

($ thousands)

	2003	2002 (Restated, note 2)	2001 (Restated, note 2)
Cash from operations			
Net income	$ **38,323**	$ 29,442	$ 19,171
Items not involving cash:			
Amortization	**38,312**	33,812	25,677
Accretion of asset retirement obligations	**920**	831	734
Future income taxes	**12,572**	7,240	6,539
Gain on sale of assets and investments	**(371)**	(997)	(2,479)
Equity (income) loss	**(719)**	371	28
Other	**1,139**	111	549
Funds generated from operations	**90,176**	70,810	50,219
Decrease (increase) in deferred revenue and other	**-**	(1,618)	97
Net change in non-cash working capital (note 13)	**6,292**	6,089	(4,915)
	96,468	75,281	45,401
Investing activities (note 13)			
Acquisition of capital assets	**(44,245)**	(158,742)	(96,834)
Disposition of capital assets	**1,370**	1,750	4,571
Acquisition of energy services arrangements and contracts	**(25)**	(789)	(111,938)
Acquisition of investments and other assets	**(18,612)**	(2,145)	(2,273)
Disposition of investments and other assets	**1,331**	2,691	1,937
	(60,181)	(157,235)	(204,537)
Financing activities			
Increase (decrease) in operating loans and long-term debt	**(22,647)**	35,632	166,938
Dividends	**(17,292)**	(11,873)	(6,898)
Net proceeds from issuance of common shares (note 10)	**3,652**	58,195	1,359
Common shares purchased for cancellation	**-**	-	(2,263)
	(36,287)	81,954	159,136
Change in cash	**-**	-	-
Cash, beginning of year	**-**	-	-
Cash, end of year	$ **-**	$ -	$ -

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Significant accounting policies are summarized below:

Basis of Presentation

These consolidated financial statements include the accounts of AltaGas Services Inc. (AltaGas or the Company) and all of its wholly-owned subsidiaries, and its proportionate interests in the ASTC Power Partnership, Heritage Gas Limited and Inuvik Gas Ltd.

The Company's subsidiary, AltaGas Utilities Inc. is engaged in the distribution and sale of natural gas in various communities located within the Province of Alberta and is regulated by the Alberta Energy and Utilities Board (AEUB). These regulations cover such matters as tariffs, rates, construction, operations, financing and accounting. AltaGas Utilities Inc.'s accounting policies conform to generally accepted accounting principles in the utility industry and reflect the policies established from time to time by the AEUB.

The Company has entered into joint venture arrangements, and accordingly the accounts reflect only the Company's proportionate interest in these activities.

Inventory

Materials and supplies are valued at the lower of average cost and replacement cost. Natural gas inventories are valued at the lower of cost or market.

Capital Assets and Amortization

Capital assets are recorded at cost, except for regulated natural gas distribution assets which are recorded at cost plus an allowance, at rates authorized by the regulatory authorities in Alberta and Nova Scotia, for interest during construction. Contributions in aid of construction of natural gas distribution assets are deducted from the cost of acquiring property, plant, and equipment, with subsequent amortization calculated on the net cost. Interest incurred to finance long-term construction projects is capitalized during the construction period.

The Company has changed its accounting policy with respect to amortization in its non-regulated business retroactively with restatement of prior periods. Effective January 1, 2003, AltaGas adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to asset retirement obligations. The corporation now calculates amortization based on original cost, net of salvage value, except for regulated natural gas distribution assets, where amortization is calculated on a straight-line basis at rates approved by the AEUB:

Gathering and Processing	
Gathering and processing assets	15 - 40 years
Other assets	1 - 5 years
Natural Gas Distribution	
Natural gas distribution assets	2 - 3 percent
Other assets	7 percent

AltaGas follows the full cost method of accounting for oil and gas exploration and development activities. Capitalized costs are accumulated in a single cost centre and amortized to income over the production life of proved reserves.

Energy Services Arrangements and Contracts

Energy services arrangements and contracts are recorded at cost and amortized on a straight-line basis over their term. The Sundance B PPA has a twenty year term.

The Sundance B PPA is the right to the committed generating capacity of two regulated Alberta generating units and required a capital outlay. The Company is obligated to make payments to the owners of the underlying generating units over the remaining term of the PPA to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed electricity is recorded when delivered.

The Genesee PPA is the right to generating capacity at a regulated Alberta generating unit for a three year period which required no capital outlay but includes monthly capacity charges, which amounts are recorded as cost of sales. Revenue from the sale of the committed electricity is recorded when delivered.

Goodwill

Effective January 1, 2002 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to goodwill. The recommendation requires that goodwill no longer be amortized but be tested for impairment at least annually. Any permanent impairment in the value of goodwill is charged to earnings. The new method has been applied prospectively. Previously goodwill was amortized over 30 years. The effect of adopting this accounting recommendation was a reduction in amortization during 2002 of $28 thousand and an increase in net income for the year of $18 thousand.

Goodwill represents the purchase price of the Suffield natural gas pipeline system which is in excess of the fair value of the net assets acquired. Goodwill is tested at least annually for impairment by comparing the fair value of the associated reporting unit with its book value.

Short-term Debt

Effective January 1, 2002 AltaGas prospectively adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to the classification of callable debt on the balance sheet. As a result, the Company's demand operating credit facility has been reclassified as current.

Long-term Investments

Investments in companies in which AltaGas has the ability to exercise significant influence are accounted for by the equity method. Other long-term investments are recorded at cost. An other than temporary impairment in value of an investment is charged against income when determined.

Derivative Instruments

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates. These contracts are designated as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction. If financial derivative contracts cease to be effective as hedges, any cumulative gains or losses arising prior to such time continue to be deferred over the period of the original hedged transaction. Changes in the fair value of the derivative contracts arising subsequent to where they are no longer effective as hedges are recognized as adjustments to income.

AltaGas also enters into commodity derivative contracts which require the future delivery of commodities at fixed prices. These contracts are not recognized in the financial statements until they are settled.

Revenue Recognition

Revenue for gathering and processing services is recorded as the services are rendered. Energy marketing revenue is recognized at the time the product is delivered.

Stock Based Compensation Plan

The Company follows the intrinsic value method of accounting for stock based compensation plans whereby no compensation expense is recognized for stock options granted to employees or directors unless the market value of the stock exceeds the options exercise price at the date of grant. Consideration paid by employees or directors on the exercise of stock options is credited to share capital. Options are issued at current market value, consequently no compensation expense is recorded.

Effective January 1, 2002 the Company prospectively adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to stock based compensation. This new recommendation requires pro forma disclosure of the effect of fair value accounting for stock options where the fair value method is not applied.

Pension Plans and Retirement Benefits

The cost of defined benefit pension and other retirement benefits is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The net actuarial gain or loss in excess of 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the active employees. Transitional obligations are being amortized over the remaining service life of active employees.

Income Taxes

Except for rate-regulated natural gas distribution subsidiaries, income taxes are calculated using the liability method of tax accounting. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are anticipated to be in effect in the periods in which the differences are expected to be settled or realized.

Natural gas distribution income taxes are provided using the taxes payable method approved by the AEUB. In accordance with an AEUB decision, provision is made only for those income taxes currently payable and no future tax is recorded on the timing differences between accounting income and taxable income.

Per Share Information

Basic net income per share is calculated on the basis of the weighted average number of common and preferred participating shares outstanding during the year. Diluted net income per share is calculated as if the proceeds obtained upon exercise of options were used to purchase common shares at the average market price during the year.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

2. CHANGES IN ACCOUNTING POLICY

Effective January 1, 2003, AltaGas adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is increased due to the passage of time, with an offsetting charge to accretion expense in the income statement, over the estimated time period until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. Concurrently with the adoption of this standard, the Company adjusted its accumulated amortization accounts for the impact of including salvage values in the determination of its annual amortization expense. Historically, the Company excluded salvage values in the determination of an asset's amortizable value, effectively offsetting future estimated reclamation costs.

During 2003, AltaGas undertook to identify assets impacted by the new standard in each of its business segments.

In the Gathering and Processing and Energy Services segments, certain facilities must be dismantled and the sites reclaimed to meet provisions of the Alberta Environmental Protection and Enhancement Act and regulations. The asset retirement liabilities are recognized when the obligations are measurable.

In the Natural Gas Distribution segment, AltaGas identified that assets have an indeterminate life and thus a future retirement obligation is not determinable.

The effect of this change in accounting policy was recorded retroactively with restatement of all prior periods. The effect of the adoption is presented below as increases (decreases) in the affected categories of the Consolidated Balance Sheet, Consolidated Statement of Income and Retained Earnings.

Consolidated Balance Sheet	**2003**	2002	2001
Capital assets	**$ 9,680**	$ 9,553	$ 7,574
Accumulated amortization	**(8,245)**	(6,113)	(4,432)
Asset retirement obligations	**13,962**	12,925	9,855
Previously recognized future site restoration costs	**(797)**	(807)	(338)
Future income taxes	**1,681**	1,262	862
Opening retained earnings	**2,280**	1,530	1,061
Consolidated Statement of Income			
Operating and administrative	**$ 920**	$ 831	$ 734
Amortization	**(2,132)**	(1,987)	(1,564)
Income taxes	**419**	400	264

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

December 31, 2000	$	8,186
New obligations in the period		935
Accretion		734
Other		-
December 31, 2001	$	9,855
New obligations in the period		1,979
Accretion		831
Other		260
December 31, 2002	$	12,925
New obligations in the period		127
Accretion		920
Other		(10)
December 31, 2003	$	13,962

AltaGas estimates the undiscounted amount of cash required to settle the asset retirement obligations is $45.0 million (2002 - $44.8 million, 2001 - $34.1 million). The asset retirement obligations have been recorded in the financial statements at estimated values discounted at rates between 8 percent and 8.5 percent and are expected to be incurred between 2010 and 2040. The majority of the costs are expected to be incurred between 2025 and 2035. No assets have been legally restricted for settlement of the liability.

3. CAPITAL ASSETS

	2003			2002		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Gathering and Processing						
Gathering and processing assets	**$ 621,719**	**$ 88,609**	**$ 533,110**	$ 587,893	$ 64,686	$ 523,207
Other assets	**7,550**	**1,480**	**6,070**	8,061	2,053	6,008
Energy Services						
Energy services assets	**28,008**	**7,847**	**20,161**	25,950	5,824	20,126
Other assets	**2,515**	**1,101**	**1,414**	2,059	1,173	886
Natural Gas Distribution						
Natural gas distribution assets	**157,062**	**54,606**	**102,456**	141,448	42,823	98,625
Other assets	**25,515**	**10,815**	**14,700**	24,333	9,816	14,517
	$ 842,369	**$ 164,458**	**$ 677,911**	$ 789,744	$ 126,375	$ 663,369

	2001		
	Cost	Accumulated Amortization	Net Book Value
Gathering and Processing			
Gathering and processing assets	$ 424,571	$45,891	$378,680
Other assets	6,230	1,761	4,469
Energy Services			
Energy services assets	30,322	3,933	26,389
Other assets	1,500	550	950
Natural Gas Distribution			
Natural gas distribution assets	135,946	40,532	95,414
Other assets	26,185	11,222	14,963
	$ 624,754	$ 103,889	$ 520,865

Interest capitalized on long-term capital construction in projects for the year ended December 31, 2003 was $156 thousand (2002 - $746 thousand, 2001- $0).

At December 31, 2003, the Company had approximately $13.4 million (2002 - $24.2 million, 2001 - $7.7 million) related to projects under construction that were not subject to amortization.

4. ENERGY SERVICES ARRANGEMENTS AND CONTRACTS

	2003	2002	2001
Cost	$ **113,367**	$ 113,342	$ 112,615
Accumulated amortization	**12,332**	6,312	347
Net book value	$ **101,035**	$ 107,030	$ 112,268

AltaGas owns the Sundance B PPA through its 50 percent interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchase all of the power from the 706 megawatt capacity generating units. The investment in the PPA and its revenue and expenses thereunder are recorded on a proportionate basis.

5. GOODWILL

	2003	2002	2001
Carrying value	$ **18,860**	$ 18,860	$ 815

On December 19, 2002 AltaGas acquired all of the shares of EnCana Suffield Pipeline Inc., comprising of two natural gas transmission pipelines at Suffield, Alberta, and purchased eight natural gas gathering and processing systems in northeastern Alberta for a total of $118.1 million. This acquisition is accounted for as a business combination. The purchase price of the business was allocated to the individual assets and liabilities acquired based on their estimated fair value, with the exception of future income taxes which were recorded on an undiscounted basis. The excess of the recorded value of the future income tax liability over its fair value was offset through the recognition of goodwill. The results of operations were included in the consolidated statement of income and retained earnings from the date of acquisition.

Net Assets Acquired	2002
Capital assets	$ 122,690
Working capital	2,034
Goodwill	18,045
Future income taxes	(24,662)
	$ 118,107

Purchase Price	
Cash	$ 114,658
Transaction costs	3,449
	$ 118,107

6. INVESTMENTS AND OTHER ASSETS

	2003	2002	2001
Common shares of public companies	$ **825**	$ 1,877	$ 2,663
Common shares of private companies	**841**	436	435
Equity accounted investments in units of public partnerships	**17,925**	-	-
Equity accounted investments in common shares of private companies	**654**	298	666
Advances (note 15)	**2,335**	2,259	1,315
Other	**2,518**	2,580	2,576
	$ 25,098	$ 7,450	$ 7,655

At December 31, 2003 the quoted market value of the common shares and units of public entities was approximately $22.1 million (2002 - $1.5 million, 2001 - $3.1 million). The fair market value of investments in private companies is not reasonably determinable.

Advances at December 31, 2003 consist of a $2.3 million demand loan bearing interest at prime plus 3.5 percent. At December 31, 2003 the Company had no intention of demanding repayment of the loan.

On April 23, 2003, AltaGas acquired 19.2 percent of the outstanding units of Taylor NGL Limited Partnership ("Taylor") for $9.4 million. On October 17, 2003 AltaGas purchased an additional 1,592,250 limited partnership units of Taylor for $8.7 million, preserving AltaGas' 19.2 percent ownership of Taylor. The investment is accounted for by the equity method. The excess of AltaGas' interest in the underlying net book value of the assets over the purchase price of $4.7 million is being amortized over the economic life of the assets and is treated as an adjustment to AltaGas' equity income.

7. SHORT-TERM DEBT

At December 31, 2003 the Company had a $50.0 million demand operating credit facility with a Canadian chartered bank. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. At December 31, 2003 the Company had drawn debt of $4.4 million and letters of credit of $14.6 million (2002 - $0.6 million and $8.8 million respectively, 2001 – nil and $4.7 million respectively) were outstanding against the demand operating credit facility.

At December 31, 2003 the Company had a $75.0 million 364 day extendible revolving term letter of credit facility with a Canadian chartered bank which was established on June 30, 2003. The facility which has a maturity date of June 28, 2004 can be extended for a further 364 days from the current maturity date. AltaGas may borrow up to $25.0 million by way of prime borrowings or bankers' acceptances on the letter of credit facility. Borrowings

on the facility bear fees and interest at market rates. At December 31, 2003 the Company had drawn debt of $0.1 million and letters of credit of $11.9 million outstanding against the extendible revolving term letter of credit facility.

On June 30, 2003 the Company repaid and cancelled a $50.0 million non-revolving bridge credit facility with a syndicate of Canadian chartered banks. The facility was fully drawn on December 31, 2002.

On December 11, 2003 the Company's $10.1 million extendible letter of credit facility with a chartered bank expired and was not renewed. The facility was fully drawn on December 31, 2002 and December 31, 2001.

The prime lending rate at December 31, 2003 was 4.50 percent (2002 - 4.50 percent, 2001 - 4.00 percent). The average rate on the Company's outstanding bankers' acceptances at December 31, 2003 was 4.00 percent (2002 - 4.09 percent, 2001 - 3.31 percent).

8. LONG TERM DEBT

	2003	2002	2001
Operating loans	**$ 292,358**	$ 268,943	$ 183,866
Medium Term Notes	**100,000**	100,000	100,000
	$ 392,358	$ 368,943	$ 283,866

Operating Loans

At December 31, 2003, the Company had a $300.0 million (2002 - $270.0 million, 2001 – 220.0 million) extendible revolving term credit facility with a syndicate of Canadian chartered banks. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. On March 5, 2003 the facility was increased by $30.0 million and a Canadian financial institution was added to the syndicate. Effective October 12, 2003 the facility was extended for an additional 364 days. Effective October 13, 2002 the facility was increased by $50.0 million, extended for an additional 364 days and an Alberta financial institution was added to the syndicate. The facility can be extended for an additional year on October 10, 2004 or can be converted by the Company on that date to a two year term loan. The term loan is repayable over the two year period or at the end of the two year term, depending on the bond rating category of the long-term unsecured senior indebtedness of the Company.

Medium Term Notes

On January 10, 2003 the Company filed a short form shelf prospectus to renew its Medium Term Note program initiated on September 27, 2000. On October 4, 2000 the Company issued $100.0 million of 7.28 percent Medium Term Notes pursuant to the program. Interest is payable semi-annually and the principal is due on October 4, 2005. Medium Term Notes may be issued in an aggregate principal amount of up to $250.0 million at prices and terms determined at the time of issue.

9. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of its normal operations the Company issues short and long term debt, and purchases and sells natural gas and power commodities. These activities result in exposures to fluctuations in interest rates and commodity prices. The Company uses financial derivative instruments that result in cash settlements to manage the price or cash flow risk that results from these activities. The Company does not make use of derivative instruments for speculative purposes.

The fair values of financial derivatives have been estimated using year-end market rates. These fair values approximate the amount that the Company would receive or pay if the instruments were closed out at these dates.

Commodity Price Risk Management

a) *Natural Gas*

The Company used swap agreements to fix the price received on certain natural gas sales in 2002 and 2001. No such contracts were outstanding at December 31, 2003.

At December 31 the Company had the following contracts outstanding:

Swaps	Fixed Price (per Mcf)	Period (months)	Notional Volume (Mmcf/day)	Fair Value (thousands)
2002	$ 5.43	10	1.9	$ 7
2001	$ 4.12	10	1.3	$ 214

b) *Electricity prices*

Under Power Purchase Arrangements AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Company sells the power to the Power Pool of Alberta at spot prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. At December 31, 2003 the Company has no intention to terminate any contracts prior to maturity.

At December 31 the Company had the following contracts outstanding:

Derivative instruments	Fixed Price (per MWh)	Period (months)	Notional Volume (MWh) Sales	Purchases	Fair Value (thousands)
2003					
Swaps and collars	$ 41.50 to 52.00	12 to 15	2,531,176	-	$ (17,834)
Swap	$ 56.43	168	-	368,064	(3,394)
2002					
Swaps and collars	$ 40.32 to $64.00	12 to 27	3,556,563	-	$ (29,260)
Swap	$ 61.40	180	-	394,416	(1,908)
2001					
Swaps and collars	$ -	-	-	-	$ -
Swap	$ 63.80	192	-	420,696	(1,600)

Interest Rate Risk Management

To hedge against the effect of future interest movements, the Company enters into interest rate swap agreements to fix a portion of its bankers' acceptances issued under credit facilities. The Company has no intention of terminating any swap agreements prior to maturity.

At December 31 the Company had the following contracts outstanding:

Interest rate swaps	Period (months)	Principal (thousands)	Weighted Average Interest Rate	Fair Value (thousands)
2003	3 to 60	$ 180,000	4.21%	$ (1,576)
2002	15 to 28	$ 70,000	4.75%	$ (1,948)
2001	1 to 40	$ 102,000	4.46%	$ (2,300)

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Company has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with credit worthy counterparties in accordance with established credit policies and practices. At December 31, 2003 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial contracts.

10. SHARE CAPITAL

Authorized:

- an unlimited number of common shares without nominal or par value.
- an unlimited number of preferred shares without nominal or par value.

Common Shares Issued:

	Number of Shares	Amount
December 31, 2000	29,225,299	$ 116,449
Issued for cash on exercise of options	695,678	1,359
Issued for compensation	8,500	55
Repurchased under normal course bid and subsequently cancelled	(433,600)	(1,781)
December 31, 2001	29,495,877	$ 116,082
Issued for cash on exercise of options	407,715	1,868
Issued for cash pursuant to public placement	6,325,000	58,823
Issued for compensation	8,500	79
Less issue costs, net of tax	-	(1,526)
December 31, 2002	36,237,092	$ 175,326
Issued for cash on exercise of options	471,752	3,652
Issued for compensation	8,000	98
December 31, 2003	**36,716,844**	**$ 179,076**

Preferred Participating Shares Issued:

	Number of Shares	Amount
December 31, 2003, 2002 and 2001	**9,000,000**	**$ 88,964**
Total shares issued	**45,716,844**	**$ 268,040**

On September 30, 1999 the Company closed a private placement of 9,000,000 non-voting, preferred participating shares at $10.00 per share for gross proceeds of $90.0 million. These shares are convertible at the holder's option into common shares, one for one, any time prior to September 30, 2004. After that date, and no later than September 30, 2009, AltaGas may either redeem the participating shares or convert them to common shares.

These shares share rateably with common shares in any dividend declared on or before September 30, 2002 and to a maximum of $1.00 per share per year thereafter. On conversion or redemption, or in the event of a liquidation, dissolution or winding-up of the Company, the participating shareholders are entitled to $10.00 per share and their share of the cumulative retained net income of AltaGas since September 30, 1999 with the annual earnings included per participating share being limited to $1.00 following September 30, 2002.

During 2001, AltaGas purchased and cancelled 433,600 of its common shares at an average price of $5.22 per share under the first normal course issuer bid, under which the Company could acquire over a one year period up to five percent of its outstanding common shares through the facilities of the Toronto Stock Exchange.

AltaGas implemented a Normal Course Issuer Bid through the facilities of The Toronto Stock Exchange on December 1, 2000, and renewed the bid in December 2001 and again on December 2, 2002 for an additional 12 months. From April 25, 2001 through December 31, 2003 no shares were purchased. The Normal Course Issuer Bid was not renewed.

On June 7, 2002 AltaGas closed a public offering for 6,325,000 common shares at $9.30 per share. Proceeds net of share issue costs were $56.4 million.

The Company has an employee stock option plan under which both employees and directors are eligible to receive grants. At December 31, 2003 3,800,000 common shares are reserved for issuance under the plan. To December 31, 2003 options granted under the plan generally had a term of ten years to expiry and vested no longer than over a four year period. Currently, outstanding options are exercisable at various dates to the year 2013. Options outstanding under the plan have a weighted average exercise price of $8.74 and a weighted average remaining contractual life of 7.21 years.

Number of Options	Exercise Price	Expiry Date
196,849	$8.75 - $10.00	2004
73,250	$7.00 - $10.00	2009
99,375	$4.80 - $ 6.25	2010
523,000	$5.10 - $ 7.25	2011
233,750	$6.50 - $ 9.75	2012
380,138	$9.55 - $15.05	2013
1,506,362		

	2003		2002		2001	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Stock options outstanding, beginning of year	**1,670,676**	**$ 7.66**	1,896,916	$ 6.83	2,022,694	$ 5.17
Granted	**400,638**	**11.76**	262,000	8.76	663,000	6.97
Exercised	**(471,752)**	**7.74**	(407,715)	4.58	(695,678)	1.96
Cancelled	**(93,200)**	**7.47**	(80,525)	7.26	(93,100)	8.10
Stock options outstanding, end of year	**1,506,362**	**$ 8.74**	1,670,676	$ 7.66	1,896,916	$ 6.83
Exercisable at year end	**622,974**	**$ 7.75**	847,246	$ 7.85	1,017,417	$ 6.81

Based on the number and fair value of options granted during the 2003 and 2002, the effect on net income of following the fair value method instead of the intrinsic value method of accounting for stock options would not be significant and there would be no effect on net income per share.

The basic number of shares outstanding for the year ended December 31, 2003 was 45.5 million (2002 - 42.3 million, 2001 – 38.2 million) and the diluted number of shares outstanding for the year ended December 31, 2003 was 45.9 million (2002 - 42.6 million, 2001 – 38.3 million). During the years presented, outstanding stock options are the only dilutive instrument.

11. COMMITMENTS

Future minimum lease payments under operating leases for office space, office equipment, and automotive equipment are estimated as follows:

2004	$	2,357
2005		2,365
2006		2,410
2007		2,287
2008		-
	$	9,419

Under the terms of a 1997 long-term gas supply contract AltaGas is committed to supply natural gas for prices ranging from $1.93/Mcf in 2003 to $2.15/Mcf by contract expiry in 2009. AltaGas contracted with several producers to provide the volumes for the term of the ten year contract. One of those producers defaulted in 1999 on its obligation under its gas supply contract, resulting in the delivery commitment for 2,845 Mmcf/d reverting to the Company. AltaGas owns natural gas reserves as a hedge against the obligation under this reverted supply contract. The natural gas produced from these reserves is in excess of the commitment under the reverted contract.

In addition to the production from its own reserves, in 1999 the Company acquired a right to purchase natural gas from specific reserves for $0.05 per Mmcf for the life of the reserves. The production from these reserves was 1,512 Mmcf/d in 2003 (2002 - 1,857 Mmcf/d) and also serves as a hedge against the commitment under the reverted contract.

AltaGas was a successful bidder for 100 megawatts of power capacity in the Alberta government's third phase of the Market Achievement Plan auction. As a result, the Company entered into an energy contract ("Genesee Energy Contract") with the Balancing Pool Administrator for the right and obligation to purchase power from 100 megawatts of power capacity at the EPCOR Generation Inc. operated Genesee power plant for a three year term commencing April 1, 2003. The Company has an obligation to pay a competitively priced fixed monthly capacity charge for the power capacity under this power purchase arrangement.

12. INCOME TAXES

The income tax provision differs from the amounts which would be obtained by applying the combined Canadian base federal and provincial income tax rate to income before income taxes. These differences result from the following items:

	2003	2002	2001
Income before income taxes	$ 61,482	$ 42,904	$ 28,379
Statutory income tax rate (percent)	40.75	42.12	43.12
Computed income tax provision	$ 25,054	$ 18,071	$ 12,237
Increase (decrease) in income taxes resulting from:			
Resource allowance	(2,351)	(3,043)	(3,322)
Manufacturing and processing credit	(426)	(168)	(154)
Large corporations tax	1,179	973	815
Permanent differences between accounting and assets and liabilities	(358)	269	100
Rate reductions applied to future income tax liabilities	(628)	(1,246)	(86)
Other	689	(1,394)	(382)
Income tax provision			
Current	10,587	6,222	2,669
Future	12,572	7,240	6,539
	$ 23,159	$ 13,462	$ 9,208
Effective income tax rate (percent)	37.67	31.38	32.44

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities as at December 31, 2003 are as follows:

	2003		2002		2001	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Capital assets	$ -	$ 40,189	$ -	$ 36,170	$	$ 19,135
Net operating losses unused for tax purposes	208	(6,002)	208	-	209	-
Deferred debt charges	-	85	-	91	-	92
Share issue costs	-	(511)	-	(812)	-	(806)
Partnerships	-	28,426	-	16,377	-	-
Other	-	350	-	(2,494)	-	(46)
	$ 208	$ 62,537	$ 208	$ 49,332	$ 209	$ 18,375

Future income tax expense and future income tax assets and liabilities have not been recognized for the Company's rate-regulated natural gas distribution subsidiary. Unrecognized future income tax expense for the year ended December 31, 2003 was $156 thousand (2002 - $451 thousand, 2001 - $14 thousand). The unrecognized future income tax liability at December 31, 2003 was $6.5 million (2002 - $6.7 million, 2001 - $6.2 million).

13. CHANGE IN NON-CASH WORKING CAPITAL

	2003	2002	2001
Accounts receivable	$ **10,533**	$ (34,851)	$ 42,727
Inventory	**1,891**	(609)	761
Other current assets	**(626)**	6,704	(7,776)
Accounts payable and accrued liabilities	**(2,439)**	33,822	(44,230)
Other current liabilities	**460**	5,283	(2,829)
Other	**-**	(195)	(5)
	9,819	10,154	(11,352)
Less decrease (increase) in capital costs payable	**(3,527)**	(4,065)	6,437
Net change in non-cash working capital from operations	$ **6,292**	$ 6,089	$ (4,915)

The following cash payments have been included in the determination of earnings:

	2003	2002	2001
Interest paid	$ **22,065**	$ 18,856	$ 15,466
Income taxes paid	$ **9,113**	$ 1,837	$ 6,187

14. PENSION PLANS AND RETIREMENT BENEFITS

Substantially all full-time employees of the Company's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

	2003		2002		2001	
	Pension Plans	**Other Benefit Plans**	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Accrued benefit obligation						
Balance, beginning of year	$ **9,300**	$ **814**	$ 8,069	$ 759	$ 7,044	$ 665
Experience loss (gain)	**1,133**	**115**	(57)	(12)	14	34
Current service cost	**668**	**40**	734	33	611	30
Interest cost	**684**	**59**	653	53	540	48
Benefits paid	**(129)**	**(8)**	(99)	(19)	(140)	(18)
Balance, end of year	**11,656**	**1,020**	9,300	814	8,069	759
Plan assets						
Fair value, beginning of year	**8,241**	**-**	8,093	-	6,527	-
Experience gain	**-**	**-**	-	-	576	-
Actual return on plan assets	**871**	**-**	(880)	-	578	-
Employer contributions	**809**	**-**	1,163	-	696	-
Benefits and expenses paid	**(129)**	**-**	(135)	-	(284)	-
Fair value, end of year	**9,792**	**-**	8,241	-	8,093	-
Funding deficit	**(1,864)**	**(1,020)**	(1,059)	(814)	24	(759)
Unamortized transitional obligation	**467**	**361**	515	391	563	535
Unamortized past service costs	**171**	**-**	204	-	-	-
Unamortized experience loss (gain)	**1,491**	**247**	592	136	(538)	34
Accrued benefit asset (liability)	$ **265**	$ **(412)**	$ 252	$ (287)	$ 49	$ (190)

Included in the accrued benefit obligation and fair value of plan assets at year end are the following in respect of plans that are not fully funded:

	2003		2002		2001	
	Pension Plans	**Other Benefit Plans**	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Accrued benefit obligation	**$ 11,656**	**$ 1,020**	$ 9,300	$ 814	$ 2,949	$ 759
Fair value of plan assets	**9,792**	**-**	8,241	-	2,740	-
Funding deficit	**$ (1,864)**	**$ (1,020)**	$ (1,059)	$ (814)	$ (209)	$ (759)
Significant actuarial assumptions used as at December 31						
Discount rate (percent)	**6.25**	**6.25**	6.90	7.00	7.40	6.90
Expected long-term rate of return on plan assets (percent)	**6.75**	**n/a**	7.40	n/a	7.90	n/a
Rate of compensation increase (percent)	**5.00**	**5.00**	5.00	5.00	5.50	5.50
Average remaining service life of active employees (years)	**13 - 15**	**16**	13- 15	16	14 - 16	14 – 16
Net benefit plan expense for the year						
Current service cost and expenses	**$ 668**	**$ 40**	$ 770	$ 33	$ 755	$ 30
Interest cost	**684**	**59**	653	53	540	49
Expected return on plan assets	**(639)**	**-**	(571)	-	(578)	-
Amortization of transitional obligation	**81**	**30**	81	30	48	38
Amortization of experience losses	**2**	**3**	27	-	(25)	-
	$ 796	**$ 132**	$ 960	$ 116	$ 740	$ 117

15. RELATED PARTY TRANSACTIONS

During 2003 AltaGas purchased maintenance services totalling $137 thousand (2002 - $80 thousand, 2001 - $117 thousand) and capital equipment totalling $nil (2002 - $nil, 2001 - $603 thousand) from an equity accounted investee. These transactions have been recorded at their exchange amounts. At December 31, 2003 $2.3 million (2002 - $2.3 million, 2001 - $1.0 million) was owed to AltaGas by this investee.

AltaGas has contracted with a significant shareholder to purchase a fixed volume of electricity for a fixed price. During 2003 the Company purchased 26,280 MWh (2002 and 2001 - 26,280 MWh) of electricity for $1.8 million (2002 - $1.8 million, 2001 - $2.1 million).

AltaGas loaned $30.5 million to Taylor NGL Limited Partnership. This amount was fully repaid by October 17, 2003. Market rates were used to calculate interest related to this transaction.

16. JOINT VENTURES

The Company's proportionate interest in its partnership and joint venture arrangements is summarized as follows:

Proportionate share of operating income	**2003**	2002	2001
Revenue	**$ 162,649**	$ 123,438	$ 11,921
Expenses	**117,030**	89,028	10,077
	$ 45,619	$ 34,410	$ 1,844

Proportionate share of net assets			
Current assets	**$ 17,027**	$ 22,602	$ 9,595
Capital assets	**53,076**	47,686	24,147
Energy services arrangements and contracts	**98,666**	104,458	110,066
Investments and other assets	**114**	165	222
Current liabilities	**(18,156)**	(21,768)	(1,252)
	$ 150,727	$ 153,143	$ 142,778

Proportionate share of change in cash			
Operating activities	**$ 54,961**	$ 48,716	$ 9,761
Investing activities	**(5,140)**	(24,767)	(110,232)
Financing activities	**(49,821)**	(23,949)	100,471
	$ -	$ -	$ -

17. SEGMENTED INFORMATION

AltaGas is a midstream energy company with a portfolio of assets and services used to move energy from the source to the end-user. The Company has three reportable segments:

Gathering and Processing - natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services - power services, gas services and oil and natural gas production.

Natural Gas Distribution - natural gas distribution to end users and related services.

December 31, 2003	Gathering and Processing	Energy Services	Gathering and Processing and Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 156,711	$ 521,590	$ 678,301	$ 129,434	$ (98,851)	$ 708,884
Cost of sales	(16,504)	(472,075)	(488,579)	(98,866)	98,418	(489,027)
Operating and administrative expenses	(74,598)	(8,189)	(82,787)	(15,637)	433	(97,991)
Amortization	(23,555)	(8,513)	(32,068)	(6,244)	-	(38,312)
Operating income	$ 42,054	$ 32,813	$ 74,867	$ 8,687	$ -	$ 83,554
Net additions to capital assets	$ 33,316	$ 2,514	$ 35,830	$ 16,796		$ 52,626
Segment assets	$ 614,401	$ 165,759	$ 780,160	$ 139,100		$ 919,260

December 31, 2002	Gathering and Processing	Energy Services	Gathering and Processing and Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 106,031	$ 355,882	$ 461,913	$ 94,316	$ (63,573)	$ 492,656
Cost of sales	(6,460)	(311,664)	(318,124)	(65,463)	60,805	(322,782)
Operating and administrative expenses	(52,136)	(11,284)	(63,420)	(14,358)	2,768	(75,010)
Amortization	(19,187)	(8,914)	(28,101)	(5,711)	-	(33,812)
Operating income	$ 28,248	$ 24,020	$ 52,268	$ 8,784	$ -	$ 61,052
Net additions to capital assets	$ 159,785	$ 1,546	$ 161,331	$ 3,659		$ 164,990
Segment assets	$ 589,284	$ 181,990	$ 771,274	$ 133,589		$ 904,863

The segment information for the year ended December 31, 2001 has not been restated to conform with current financial statement presentation as, due to the sharing of certain costs it is not practical to separate gas services and oil and gas production. Prior to January 1, 2002, AltaGas had two reportable segments:

Gathering and Processing - natural gas gathering and processing, natural gas transmission, natural gas liquids extraction, oil and gas production, gas services and third party facility operation.

Natural Gas Distribution - natural gas distribution to end users and related services.

December 31, 2001		Gathering[1] and Processing and Energy Services		Natural Gas Distribution		Intersegment Elimination		Total
Revenue	$	448,056	$	120,623	$	(78,904)	$	489,775
Cost of sales		(339,955)		(93,683)		78,904		(354,734)
Operating and administrative expenses		(51,651)		(13,506)		-		(65,157)
Amortization		(20,428)		(5,249)		-		(25,677)
Operating income	$	36,022	$	8,185	$	-	$	44,207
Net additions to capital assets	$	87,189	$	5,403			$	92,592
Segment assets	$	481,013	$	128,099			$	609,112
Power purchase arrangement							$	111,890
							$	721,002

[1] Gathering and Processing and Energy Services segment have been combined for the years ended December 31, 2002 and 2003 to enable a comparison to the Gathering, Processing and Services segment for the year ended December 31, 2001

18. SUBSEQUENT EVENTS

On February 18, 2004 AltaGas announced that a special committee of independent directors was undertaking a review regarding the reorganization of the business of AltaGas into an income trust.

On March 18, 2004, AltaGas announced that it has entered into a purchase and sale agreement with BP Canada Energy Resources Company ("**BP**") to acquire BP's 48 2/3% interest in the Edmonton Ethane Extraction Plant ("**EEEP**") located at Edmonton, Alberta for approximately $46 million. EEEP has a licensed inlet capacity of 390 Mmcf/d of natural gas and gross NGLs production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. EEEP straddles the ATCO Pipelines Ltd. system which transports natural gas into the City of Edmonton and the Ft. Saskatchewan area. EEEP is directly connected to the Alberta Ethane Gathering System, and to BP's Co-Ed NGL pipeline, providing safe and reliable outlets for EEEP's products. AltaGas' share of plant products including ethane and propane-plus will be sold under long term contracts. A long term gas supply contract provides a secure feedstock supply to EEEP. The acquisition is expected to close in the second quarter of 2004, subject to license transfer, customary closing conditions, third party and regulatory approvals.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Prior periods have been restated for the impacts of the adoption of CICA Handbook Section on accounting for asset retirement obligations.

PRO FORMA FINANCIAL STATEMENTS

OF

ALTAGAS INCOME TRUST

COMPILATION REPORT

To the Trustee of
AltaGas Income Trust

We have read the accompanying unaudited pro forma balance sheet of AltaGas Income Trust (the "Trust") as at December 31, 2003 and the unaudited pro forma statement of income for the year then ended, and have performed the following procedures:

1. Compared the figures in the column captioned "AltaGas Income Trust" to the audited consolidated balance sheet of the Trust as at March 26, 2004 and found them to be in agreement.

2. Compared the figures in the columns captioned "AltaGas Services Inc." to the audited consolidated financial statements of AltaGas Services Inc. as at December 31, 2003 and for the year then ended, and found them to be in agreement.

3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

    (a) the basis for determination of the pro forma adjustments; and

    (b) whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the Securities Act of the province of Alberta (the "Act").

    The officials:

    (a) described to us the basis for determination of the pro forma adjustments, and

    (b) stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the Act.

4. Read the notes to the unaudited pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "AltaGas Income Trust" and "AltaGas Services Inc." as at December 31, 2003 and for the year then ended, as appropriate, and found the amounts in the columns captioned "Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) Ernst & Young LLP
CHARTERED ACCOUNTANTS

Calgary, Alberta
March 26, 2004

ALTAGAS INCOME TRUST
PRO FORMA BALANCE SHEET
As at December 31, 2003
(unaudited)

($ thousands)

	AltaGas Income Trust	AltaGas Services Inc.	Pro Forma Adjustments (Note 2)	Note	Pro Forma
ASSETS					
Current assets					
Accounts receivable	$ -	$ 88,463	$ -		$ 88,463
Inventory	-	1,879	-		1,879
Other	-	5,806	-		5,806
	-	96,148	-		96,148
Capital assets	-	677,911	-		677,911
Energy services arrangements and contracts	-	101,035	-		101,035
Goodwill	-	18,860	-		18,860
Future income taxes	-	208	-		208
Investments and other assets	-	25,098	(643)	2(a)	24,455
	$ -	**$ 919,260**	**$ (643)**		**$ 918,617**
LIABILITIES AND SHAREHOLDERS'/UNITHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ -	$ 74,726	$ 6,357	2(a)	$ 81,083
Short-term debt	-	4,493	-		4,493
Other	-	7,857	(568)	2(a)	7,289
	-	87,076	5,789		92,865
Long-term debt	-	392,358	-		392,358
Asset retirement obligations	-	13,962	-		13,962
Future income taxes	-	62,537	(1,869)	2(a)	60,668
	-	468,857	(1,869)		466,988
Shareholders'/Unitholders' equity					
Share capital	-	268,040	(268,040)	2(b)	-
Shareholders'/Unitholders' equity	0	-	(4,563)	2(a)	263,477
			268,040	2(b)	
Retained earnings	-	95,287			95,287
	0	363,327	(4,563)		358,764
	$ 0	**$ 919,260**	**$ (643)**		**$ 918,617**

See accompanying notes to unaudited pro forma consolidated balance sheet and statement of income.

ALTAGAS INCOME TRUST
PRO FORMA STATEMENT OF INCOME
For the year ended December 31, 2003
(unaudited)

($ thousands except per unit amounts)

		AltaGas Services Inc.		Pro Forma Adjustments (Note 2)	Note		Pro Forma
REVENUE							
Operating	$	708,046	$	-		$	708,046
Other		838		-			838
		708,884		-			708,884
EXPENSES							
Cost of sales	$	489,027		-			489,027
Operating and administrative		97,991		-			97,991
Amortization							
Capital assets		32,317		-			32,317
Energy services arrangements and contracts		5,995		-			5,995
		625,330		-			625,330
Operating income		83,554		-			83,554
Interest expense							-
Short-term debt		1,406		-			1,406
Long-term debt		20,666		-			20,666
Income before income taxes		61,482		-			61,482
Income taxes							
Current		10,587		(7,439)	2(c)		3,148
Future		12,572		(13,242)	2(d)		(670)
Net income	$	**38,323**	$	**20,681**		$	**59,004**

Weighted average number of Trust Units and Exchangeable Securities - Basic (Note 3)		45,717
Net income per Trust Unit and Exchangeable Security - Basic	$	1.29
Weighted average number of Trust Units and Exchangeable Securities - Diluted (Note 3)		47,223
Net income per Trust Unit and Exchangeable Security - Diluted	$	1.25

See accompanying notes to unaudited pro forma consolidated balance sheet and statement of income.

ALTAGAS INCOME TRUST
NOTES TO THE PRO FORMA BALANCE SHEET AND STATEMENT OF INCOME
As at and for the year ended December 31, 2003
(unaudited)
($ thousands, except as otherwise noted)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma balance sheet and unaudited pro forma statement of income (the "unaudited pro forma financial statements") of AltaGas Income Trust (the "Trust") have been prepared to reflect the proposed Plan of Arrangement (the "Arrangement") wherein the business of AltaGas Services Inc. ("AltaGas") would be reorganized into an income trust.

Pursuant to the Arrangement, AltaGas' Common Shareholders and Participating Shareholders (the "Shareholders") will effectively receive one Trust Unit for each Share held. The issued and outstanding Participating Shares shall be converted into Common Shares on a one-for-one basis. Taxable Canadian Shareholders will be able to elect to exchange part of their Common Shares for certain limited partnership units ("Exchangeable Securities") that will be exchangeable into Trust Units on a one-for-one basis to facilitate the tax free rollovers of those Common Shares. The Exchangeable Securities are intended to be, to the greatest extent practicable, the economic and voting equivalent of Trust Units, being entitled to the same monthly cash distributions as a Trust Unit and being entitled to vote on Trust matters with holders of Trust Units through a Special Voting Unit.

As the former AltaGas Shareholders will continue to own AltaGas' existing business through their Trust Unit and Exchangeable Security holdings, no adjustment to the carrying values of the assets and liabilities of AltaGas is reflected for these transactions.

The resolutions regarding the Arrangement must be approved by AltaGas Shareholders and the Arrangement is subject to regulatory and court approval. The completion of the Plan of Arrangement and all other transactions reflected in these unaudited pro forma financial statements is conditional upon the completion of all transactions reflected herein.

The unaudited pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma financial statements have been based upon the audited balance sheet of the Trust as at March 26, 2004, the audited consolidated financial statements of AltaGas as at and for the year ended December 31, 2003 and the adjustments and assumptions outlined in Note 2 below. Accounting policies used in the preparation of the unaudited pro forma financial statements are consistent with those used in the historical financial statements of AltaGas. The unaudited pro forma financial statements should be read in conjunction with the audited balance sheet and the notes thereto of the Trust as at March 26, 2004 and the historical financial statements of AltaGas as at and for the year ended December 31, 2003 (which are included elsewhere in this Information Circular). The Trust has had no operations to date and therefore the unaudited pro forma statement of income for the year ended December 31, 2003 does not reflect any operational results of the Trust. In the opinion of management, these unaudited pro forma financial statements include all adjustments necessary for fair presentation.

The unaudited pro forma financial statements may not be indicative of the financial position or results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

ALTAGAS INCOME TRUST
NOTES TO THE PRO FORMA BALANCE SHEET AND STATEMENT OF INCOME
As at and for the year then ended December 31, 2003
(unaudited)
($ thousands, except as otherwise noted)
(continued)

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma balance sheet gives effect to the following assumptions and adjustments as if they had occurred as at December 31, 2003 and the unaudited pro forma statement of income gives effect to these assumptions and adjustments as if they had occurred at January 1, 2003:

(a) Costs related to the Arrangement of $7,000, net of tax recoveries of $2,437, are estimated to be $4,563. Of the $7,000 in costs, $643 was incurred and deferred in 2003 and the balance of $6,357 is assumed to be funded through payables. Of the $2,437 of tax recoveries, $568 is assumed to reduce the current taxes payable at December 31, 2003 with $1,869 available to reduce taxes in future periods.

(b) The conversion of all issued and outstanding AltaGas Participating Shares into AltaGas Common Shares on a one-for-one basis and the subsequent exchange of all issued and outstanding AltaGas Common Shares into Trust Units and Exchangeable Securities on a one-for-one basis (see note 3).

As the Exchangeable Securities are intended to be the economic and voting equivalent of Trust Units, the Exchangeable Securities are accounted for in these unaudited pro forma financial statements as equity instruments of the Trust. However, these securities may ultimately be presented as a non-controlling interest separate and distinct from the unitholders' equity of the Trust, depending on the resolution of issues raised with respect to an outstanding Emerging Issues Committee abstract by The Canadian Institute of Chartered Accountants on this topic.

Concurrent with the Arrangement, all unexercised Options will be transferred to a Unit Option Plan in substantially the same form as the current Stock Option Plan. No exercise of outstanding options has been assumed in the pro forma financial statements and no new options are assumed to be issued during the period.

(c) Current income taxes of $7,439 have been eliminated as the Trust is able to, and intends to claim a deduction for all amounts paid to Unitholders and then intends to allocate the remaining taxable income, if any, directly to the Unitholders. The remaining current income taxes of $3,148 represent the extent to which certain entities of the Trust are subject to income taxes and large corporations tax.

(d) Future income tax expense has been decreased by $13,242 to reflect the tax effect of the pro forma adjustments.

($ thousands, except as otherwise noted)

3. PER TRUST UNIT AND EXCHANGEABLE SECURITY AMOUNTS

Pro forma number of Trust Units and Exchangeable Securities for the year ended December 31, 2003 has been calculated assuming the conversion of all issued and outstanding AltaGas Participating Shares as at December 31, 2003 into AltaGas Common Shares on a one-for-one basis and the subsequent exchange of all issued and outstanding AltaGas Common Shares as at December 31, 2003 into Trust Units and Exchangeable Securities on a one-for-one basis. The number of Participating Shares and Common Shares outstanding at December 31, 2003 are 9,000,000 and 36,716,844, respectively.

No options have been assumed to be either exercised or issued during the period. The number of options outstanding as at December 31, 2003 is 1,506,362 at a weighted average exercise price of $8.74 per share.

Assuming the transactions noted above occurred on January 1, 2003, the estimated weighted average number of Trust Units and Exchangeable Securities outstanding for the year ended December 31, 2003 is 45,716,844 and 47,223,206 on a diluted basis.

AUDITORS' REPORT

To the Trustee of
AltaGas Income Trust:

We have audited the balance sheet of AltaGas Income Trust (the "Trust") as at March 26, 2004. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall balance sheet presentation.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Trust as at March 26, 2004 in accordance with Canadian generally accepted accounting principles.

(signed) Ernst & Young LLP
CHARTERED ACCOUNTANTS

Calgary, Alberta
March 26, 2004

ALTAGAS INCOME TRUST
BALANCE SHEET
As at March 26, 2004
(audited)

ASSETS		
Current assets		
Cash	$	20
	$	20
UNITHOLDERS' EQUITY		
Unitholders' equity		
Unitholders' equity	$	20
	$	20

See accompanying notes

On behalf of the AltaGas Income Trust:

(signed) *"David W. Cornhill"*
David W. Cornhill
Director

ALTAGAS INCOME TRUST
NOTES TO THE BALANCE SHEET
As at March 26, 2004

1. FORMATION OF THE INCOME TRUST

AltaGas Income Trust (the "Trust") is an unincorporated open-ended investment trust governed by the laws of Alberta pursuant to the Declaration of Trust dated March 26, 2004. The Trust issued an initial Trust Unit on March 26, 2004 for cash proceeds of $20.

2. SUBSEQUENT EVENT

The Trust has entered into a plan of arrangement (the "Arrangement") whereby the Trust will effectively acquire the business of AltaGas Services Inc. through Holding Trust, AltaGas LP#1 and AltaGas LP #2 which, in turn, will own all of the issued and outstanding common shares of AmalgamationCo. AltaGas, LP Subco and the Amalgamating Subsidiaries shall amalgamate and continue as one corporation, AmalgamationCo.

APPENDIX I

SECTION 190 OF THE *CANADA BUSINESS CORPORATIONS ACT*

SECTION 190 OF THE *CANADA BUSINESS CORPORATIONS ACT*

Pursuant to the Interim Order, registered Securityholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in the Information Circular. The full text of Section 192 of the CBCA is set forth below. Note that certain provisions of such section have been modified by the Interim Order which is attached to the Information Circular as Appendix B and pursuant to the Plan of Arrangement which is attached to the Information Circular as Schedule 1 to Appendix C.

"**190.** (1) Subject to Section 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) Further right -- s. 190(2)

(2) A holder of shares of any class or series of shares entitled to vote under Section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares -- s. 190(2.1)

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares -- s. 190(3)

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent -- s. 190(4)

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection -- s. 190(5)

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution -- s. 190(6)

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment -- s. 190(7)

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) Share certificate -- s. 190(8)

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture -- s. 190(9)

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate -- s. 190(10)

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights -- s. 190(11)

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) Offer to pay -- s. 190(12)

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms -- s. 190(13)

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment -- s. 190(14)

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court -- s. 190(15)

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court -- s. 190(16)

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue -- s. 190(17)

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs -- s. 190(18)

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties -- s. 190(19)

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court -- s. 190(20)

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers -- s. 190(21)

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order -- s. 190(22)

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) Interest -- s. 190(23)

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies -- s. 190(24)

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies -- s. 190(25)

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation -- s. 190(26)

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities."

APPENDIX J

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table sets forth the TSX guidelines for effective corporate governance (the "**TSX Guidelines**") together with AltaGas' corporate governance approach. The AltaGas Directors believe that AltaGas' corporate governance policies and practices fully comply with the recommendations set forth in the TSX Guidelines.

Mandate of the Board	
Guideline 1	**The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation. The board should adopt a formal mandate that sets out its stewardship responsibilities.**
Does AltaGas Align?	Yes
Description of Approach	The mandate of the AltaGas Directors pursuant to the *Canada Business Corporations Act* (the "**CBCA**") is to manage or supervise the management of the business and affairs of AltaGas. The AltaGas Directors have adopted a formal mandate in accordance with the CBCA and have explicitly assumed the stewardship of AltaGas. Details regarding the AltaGas Directors' mandate are described below.
Guideline 1a	**As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for the adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, opportunities and risks of the business.**
Does AltaGas Align?	Yes
Description of Approach	The AltaGas Directors' responsibilities include developing and adopting AltaGas' strategic planning process and approving the strategic plan; AltaGas' major business development initiatives; and the general review of AltaGas' operating results, including the evaluation of the general and specific performance of management. The AltaGas Directors set one (1) meeting per year for a comprehensive review and approval of AltaGas' budget and plan for the following year. The AltaGas Directors have also established one (1) meeting per year for a comprehensive review and approval of the overall strategic plan of AltaGas. Management regularly provides the AltaGas Directors with operational reviews of AltaGas' activities. In conjunction with these reviews, the AltaGas Directors discuss various strategic planning matters and identify business and other risks associated with the activities of AltaGas, as it considers appropriate.
Guideline 1b	**As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks.**
Does AltaGas Align?	Yes
Description of Approach	The AltaGas Directors are responsible for understanding the principal risks associated with AltaGas' business on an ongoing basis and management is responsible to ensure that the AltaGas Directors and their committees are kept well informed of these changing risks on a timely basis. The audit committee of the AltaGas Directors reviews AltaGas' risk management policies and procedures and reports quarterly to the AltaGas Directors on these matters. The AltaGas Directors also receive and review reports from the environment and safety committee at least two (2) times per year.
Guideline 1c	**As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for succession planning, including appointing, training and monitoring senior management.**
Does AltaGas Align?	Yes

Description of Approach	The AltaGas Directors believe that succession planning and management development are important to the success of AltaGas. The Chairman and Chief Executive Officer provides a detailed report to the human resources and compensation committee and a summary presentation to the AltaGas Directors on these matters on an annual basis. The human resources and compensation committee annually reviews and reports to the AltaGas Directors on existing management resources and plans, including recruitment and training programs, for ensuring that qualified personnel will be available for succession to key officer positions in AltaGas. The human resources and compensation committee conducts an annual review and assessment of the performance of the Chairman and Chief Executive Officer and the officers of AltaGas. The governance committee's mandate includes monitoring the relationship between management and the AltaGas Directors.
Guideline 1d	**As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for a communication policy for the corporation.**
Does AltaGas Align?	Yes
Description of Approach	The AltaGas Directors have put processes in place to ensure effective, timely and non-selective communications between AltaGas, its stakeholders and the public. The AltaGas Directors, or the appropriate committee thereof, review the content of AltaGas' major communications to shareholders and the investing public, including the quarterly and annual reports, and approves the information circular, the annual information form and any prospectuses that may be issued. The disclosed information is released through mailings to shareholders, news wire services, the general media and AltaGas' home page on the internet, as required. The AltaGas Directors believe that it is the function of management to speak for AltaGas in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. AltaGas has executives responsible for investor relations, who respond to analyst, institutional and individual shareholder inquiries and who are responsible for inquiries from media, government and the public. Individual queries can be made at any time by calling or writing directly to AltaGas' head office in Calgary, Alberta.
Guideline 1e	**As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for the integrity of the corporation's internal control and management information systems.**
Does AltaGas Align?	Yes
Description of Approach	The AltaGas Directors have appointed four (4) committees, each of which is responsible for reviewing and advising the AltaGas Directors on controls related to their specific area. The audit committee regularly reviews AltaGas' internal controls through management and AltaGas' external auditors.

Composition of the Board	
Guideline 2	**The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.[1] If the corporation has a significant shareholder,[2] in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.**
Does AltaGas Align?	Yes
Description of Approach	The AltaGas Directors, the governance committee and each director have reviewed the relevant provisions of the TSX Guidelines and determined that seven (7) of AltaGas' eight (8) directors are unrelated directors for the purposes of the TSX Guidelines, being Stephen Letwin, John Breen, Bonnie DuPont, Denis Fonteyne, Daryl Gilbert, Myron Kanik and David Mackie. One (1) of the directors, David Cornhill, is not an unrelated director by virtue of also being an officer of AltaGas. The AltaGas Directors and the governance committee have reviewed the relevant provisions of the TSX Guidelines and determined that, to their knowledge, AltaGas does not have a significant shareholder for the purposes of the TSX Guidelines.
Guideline 3	**The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.**
Does AltaGas Align?	Yes
Description of Approach	Each of the directors individually, the governance committee and the AltaGas Directors as a whole, has reviewed the relevant provisions of the TSX Guidelines and considered such director's respective interests in and relationship with AltaGas. Only one (1) director, David Cornhill, is not independent of management. No director has an interest in AltaGas or the assets or business of AltaGas, other than as a result of shareholding in AltaGas. No director has a business or any other relationship, other than as a result of shareholding in AltaGas, that could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of AltaGas. Based on this review, the AltaGas Directors made the determination set out in Guideline 2 above in respect of the number of unrelated directors.

1 The TSX Guidelines define an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The TSX considers family relationships to be relationships that must be considered. In addition, the TSX considers "related" anyone who is or in the past three (3) years has been an officer or employee of or a material service provider to the Corporation or any of its subsidiaries or affiliates, and anyone who is a director, officer, employee or significant shareholder of an entity that has a material business relationship with the Corporation.

2 The TSX Guidelines define a "significant shareholder" to be a shareholder with the ability to exercise the majority of the votes for the election of the board of directors.

Evaluation and development of the Board	
Guideline 4	**The board of directors of every corporation should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.**
Does AltaGas Align?	Yes
Description of Approach	The governance committee's mandate includes recommending directors to the AltaGas Directors, to fill vacancies of the AltaGas Directors or to be proposed for election by the shareholders. The qualifications of the new nominees are reviewed by the governance committee based on criteria set by the AltaGas Directors from time to time. The governance committee's mandate also includes establishing appropriate practices for measuring the performance and for the review of the performance of the AltaGas Directors, committees of the AltaGas Directors and individual directors. The governance committee is composed entirely of outside and unrelated directors.
Guideline 5	**Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.**
Does AltaGas Align?	Yes
Description of Approach	The governance committee is responsible for conducting an annual assessment of the AltaGas Directors and committee activities and performance. As part of the assessment, directors are asked for input as to areas where and how the AltaGas Directors' effectiveness could be improved, and areas where additional training or education may be beneficial.
Guideline 6	**Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.**
Does AltaGas Align?	Yes
Description of Approach	The governance committee is responsible for establishing formal orientation, development and education programs and materials for new directors. Ongoing education of all directors is offered where a need is perceived or based on input obtained from individual directors as part of the assessment process.
Size of the Board	
Guideline 7	**Every board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.**
Does AltaGas Align?	Yes
Description of Approach	The governance committee's mandate includes reviewing and making recommendations as to the size of the AltaGas Directors and practices for measuring performance. Based on these recommendations, the AltaGas Directors considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the AltaGas Directors' duties effectively and to maintain a diversity of view and experience.

Compensation of Directors	
Guideline 8	**The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being a director.**
Does AltaGas Align?	Yes
Description of Approach	The governance committee's mandate includes reviewing and approving appropriate practices for determining and establishing compensation for the directors of AltaGas to ensure it reflects the responsibilities and risks of being a director of a public company.
Committees of the Board	
Guideline 9	**Subject to Guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.**
Does AltaGas Align?	Yes
Description of Approach	The audit committee, the governance committee and the human resources and compensation committee are composed entirely of unrelated directors. The environment and safety committee has a majority of unrelated directors.
Responsibility for Corporate Governance	
Guideline 10	**Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. The committee would, among other things, be responsible for the corporation's response to these governance guidelines.**
Does AltaGas Align?	Yes
Description of Approach	The governance committee is responsible for the development of the overall governance of AltaGas, a continuing assessment of corporate governance matters, and to make recommendations to the AltaGas Directors regarding AltaGas' approach to corporate governance.
Objectives for the Board and the CEO, and expectations of management	
Guideline 11	**The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.**
Does AltaGas Align?	Yes
Description of Approach	The AltaGas Directors, together with AltaGas' Chief Executive Officer, has developed and maintains position descriptions for the AltaGas Directors and the Chief Executive Officer (within the context of the requirements imposed by the CBCA and AltaGas' by-laws), which include the limits on management's responsibilities. The governance committee's mandate includes review of the description of the directors' duties and the division of duties between and among directors, the Chairman and Chief Executive Officer, the Lead Director, and management. The AltaGas Directors develop corporate objectives for which the Chief Executive Officer is responsible through its annual budget and strategic plan review, and otherwise as required. The human resources and compensation committee evaluates the Chief Executive Officer against those objectives and reports the results of the evaluation to the AltaGas Directors.

	The AltaGas Directors consider that certain decisions are sufficiently important that management should seek prior approval of the AltaGas Directors. Such decisions include: approval of the annual capital and operating budgets and any material changes to or deviations from these budgets; acquisition or sale of significant assets, including significant commitments with industry partners; significant debt or equity financing; changes in management; all matters as required under the CBCA; and significant changes in corporate policies, goals or objectives.
Independence of the Board	
Guideline 12	**Every board of directors should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to:** **(i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities; or** **(ii) assign this responsibility to an outside director, sometimes referred to as the "lead director".** **The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.**
Does AltaGas Align?	Yes
Description of Approach	David Cornhill is the Chairman of the AltaGas Directors and also AltaGas' Chief Executive Officer. To ensure that the AltaGas Directors can function independently of management, the AltaGas Directors have appointed Myron Kanik, an outside director, as Lead Director. The AltaGas Directors meet in-camera and independently of management often and whenever appropriate. Mr. Kanik determines when such a meeting is appropriate and acts as chair of the AltaGas Directors at these times. In addition, responsibility for administering the AltaGas Directors' relationship to management has been assigned to the governance committee.
Audit Committee	
Guideline 13	**The audit committee of every board of directors should be composed only of unrelated directors.** **All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial expertise".** **The board should adopt a charter for the audit committee which sets out the roles and responsibilities of the audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.**
Does AltaGas Align?	Yes

Description of Approach	The CBCA, the corporate statute governing AltaGas, requires that the audit committee of AltaGas be composed of not less than three (3) directors, a majority of whom are not officers or employees of AltaGas or any of its affiliates. The audit committee complies with these requirements and the TSX Guidelines. All members of the audit committee are "financially literate" and Stephen Letwin has "accounting or related financial expertise", based on criteria established by the Board in accordance with the TSX Guidelines. The AltaGas Directors have adopted the TSX definitions of "financially literate" and "accounting or related financial expertise".[3] The AltaGas Directors have developed written terms of reference outlining the audit committee's roles and responsibilities and which provide appropriate guidance to audit committee members as to their duties. These terms of reference are reviewed annually by the AltaGas Directors. The audit committee reviews the annual and interim financial statements of AltaGas and makes recommendations to the AltaGas Directors with respect to such statements. The audit committee also reviews the nature and scope of the annual audit as proposed by the auditors and management, and the adequacy of the internal accounting control procedures and systems within AltaGas. The audit committee is responsible to ensure that management has implemented an effective system of internal control and has oversight responsibility for management reporting on internal control. The audit committee meets with AltaGas' auditors regularly, independent of management, and has direct communication channels with AltaGas' external auditors to discuss and review specific issues as appropriate.
Outside Advisors to Board Members	
Guideline 14	**The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.**
Does AltaGas Align?	Yes
Description of Approach	In certain circumstances, it may be appropriate for a committee of the AltaGas Directors, an individual director or a group of directors to engage outside legal, financial or other services at the expense of AltaGas. The AltaGas Directors have implemented a system providing for this, pursuant to which the governance committee is responsible for establishing the circumstances in which such an outside advisor may be engaged, and approves the engagement of such an outside advisor.

[3] The TSX defines "financial literacy" as the ability to read and understand a balance sheet, an income statement and a cash flow statement, and "accounting or related financial expertise" as the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

APPENDIX K

TRUST UNIT OPTION PLAN

ALTAGAS SERVICES INC.

TRUST UNIT OPTION PLAN

May 1, 2004

1. **Purpose**

The purpose of the Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of AltaGas and its affiliates to achieve the longer term objectives of AltaGas and, after the Effective Time, the Trust, to give suitable recognition to the ability and industry of those individuals who contribute materially to the success of AltaGas and the Trust and to attract to and retain in the employ of AltaGas and its affiliates, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Trust.

2. **Definitions**

When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

"**affiliate**" means any Person that the Board of Directors or the Committee from time to time determines is an affiliate of AltaGas for the purposes of the Plan;

"**AltaGas**" means AltaGas Services Inc. and its successors and assigns; and any reference herein to action by AltaGas means action by or under the authority of the Board of Directors or the Committee;

"**Arrangement**" means the proposed arrangement of the business of AltaGas, under the provisions of section 192 of the CBCA;

"**Board of Directors**" means, until the Effective Time, the board of directors of AltaGas, and thereafter, the board of directors of the General Partner;

"**CBCA**" means the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Committee**" means a duly empowered committee appointed by the Board of Directors for the purposes of making decisions with respect to this Plan and grants of Trust Options hereunder, which committee initially shall be the Human Resources and Compensation Committee of AltaGas, and after the Effective Time, of the General Partner;

"**Common Share**" means a Common share in the capital of AltaGas;

"**Effective Date**" means the date that the Arrangement is effective under the CBCA;

"**Effective Time**" means 2:30 p.m. (Calgary time) on the Effective Date;

"**Exchangeable Securities**" means securities which are exchangeable for Trust Units;

"**General Partner**" means AltaGas General Partner Inc.;

"**Insider**" means a director or senior officer of AltaGas or an affiliate or a holder of 10% or more of the issued and outstanding Trust Units and associates of those persons;

"**Market Value**" means the per unit closing price for the Trust Units on the stock exchange on which the greatest volume of Trust Units is traded on the Trading Day immediately preceding the date of grant of a Trust Option;

"**Options**" means options to purchase Common Shares granted by AltaGas to employees, officers and directors of AltaGas;

"**Option Period**" means that period as may be determined by the Board of Directors or the Committee during which an Optionee may exercise a Trust Option (subject to applicable vesting limitations), commencing on the date that Trust Option is granted to that Optionee and ending no later than the date ten years thereafter;

"**Optionee**" means a director, officer, employee, consultant or other personnel of AltaGas or an affiliate thereof or a director of the General Partner who is granted a Trust Option pursuant to this Plan;

"**Optionholders**" means holders of Options;

"**Person**" shall mean any natural person, corporation, limited or unlimited liability company, general or limited partnership, firm, association, joint venture, trust, or other similar entity whether acting in an individual, fiduciary or other capacity;

"**Plan**" shall mean the AltaGas Trust Unit Option Plan as embodied herein as from time to time amended;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date among AltaGas, the Trust, AltaGas Holding Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2;

"**Trading Day**" means a day on which at least a board lot of Trust Units shall have been sold through the facilities of the relevant stock exchange;

"**Trust**" means AltaGas Income Trust;

"**Trust Option**" means an option granted by AltaGas to an Optionee entitling that Optionee to acquire a designated number of Trust Units from the Trust at a price to be determined by the Board of Directors or the Committee, pursuant to an Option Agreement and the Support Agreement;

"**Trust Option Agreement**" means the written agreement between AltaGas and an Optionee governing the grant of Trust Options to the Optionee, which agreement shall contain terms and conditions not inconsistent with the Plan and which shall incorporate the Plan by reference, as more particularly described in Section 7; and

"**Trust Units**" means trust units of the Trust and any securities of the Trust into which those Trust Units are changed, converted, subdivided, consolidated or reclassified.

3. Administration

The Plan shall be administered by the Board of Directors. The Board of Directors shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan, including without limitation rules as to vesting. All decisions and interpretations made by the Board of Directors shall be binding and conclusive on the Optionees and AltaGas, subject to shareholder approval if required by any relevant stock exchange. Notwithstanding the foregoing or any other provision contained herein, the

Board of Directors shall have the right to delegate the administration and operation of the Plan to the Committee.

4. Option Exchange

As authorized by the Board of Directors, all the issued and outstanding unexercised (whether vested or unvested) Options will be acquired from the Optionholders as part of the Arrangement solely in exchange for Trust Options under this Plan on a one for one basis, subject to each such Optionholder entering into a Trust Option Agreement, with the terms of each such Trust Option being the same as the terms of the Option exchanged therefor (including the exercise price) and the terms of the applicable Trust Option Agreement being substantially the same as the terms of the applicable agreement relating to the Options being exchanged other than the substitution of a Trust Unit for each Common Share purchasable pursuant to the Option prior to the Effective Time.

5. Eligibility

The Board of Directors may at any time and from time to time designate those individuals, in addition to the Optionholders referred to in Section 4, who are to be granted Trust Options pursuant to the Plan and grant Trust Options to those Optionees. The number of authorized but unissued Trust Units that may be issued on the exercise of Trust Options granted under the Plan at any time shall not exceed 1,750,000. The Trust Options granted under the Plan together with all of AltaGas' other proposed securities compensation arrangements for employees of AltaGas and the Board of Directors, shall not result at any time in:

(a) the number of Trust Units reserved for issuance pursuant to Trust Options granted to Insiders exceeding ten percent of the issued and outstanding Trust Units and Exchangeable Securities;

(b) the issuance to Insiders within a one year period, of a number of Trust Units exceeding ten percent of the outstanding Trust Units and Exchangeable Securities; or

(c) the issuance to any individual Insider and that Insider's associates, within a one year period, of a number of Trust Units exceeding five percent of the outstanding Trust Units and Exchangeable Securities.

Appropriate adjustments shall be made as set forth in Section 11 hereof, in both the number of Trust Units covered by individual grants and the total number of Trust Units authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Trust. Trust Units in respect of which Trust Options are not exercised will be available for subsequent Trust Options.

6. Participation

(a) Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee's relationship or employment with AltaGas or an affiliate.

(b) Notwithstanding any express or implied term of this Plan to the contrary, the granting of a Trust Option pursuant to the Plan shall in no way be construed as a guarantee to the Optionee of employment by or a contract for services with AltaGas or an affiliate.

(c) Trust Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer of AltaGas or any of its affiliates or a director of the General Partner, where the Optionee continues to be employed on a full-

time basis by, or continues to be a director or officer of, AltaGas or any of its affiliates or the General Partner.

(d) No Optionee shall have any of the rights of a holder of Trust Units in respect to Trust Units under a Trust Option until those Trust Units shall have been paid for in full and issued on exercise of a Trust Option, pursuant to this Plan and to the applicable Option Agreement.

7. **Option Agreement**

A written agreement will be entered into between AltaGas and each Optionee to whom a Trust Option is granted hereunder, which agreement will set out the number of Trust Units subject to option, the exercise price, vesting dates and conditions, Option Periods and any other terms and conditions approved by the Board of Directors, all in accordance with the provisions of this Plan. The Option Agreement will be in such form as the Board of Directors may from time to time approve, and may contain such terms as may be considered necessary in order that the Trust Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Optionee may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over AltaGas or the Trust.

8. **Exercise of Trust Options**

(a) An Optionee shall be entitled to exercise a Trust Option granted to him at any time prior to the expiry of the Option Period, subject to vesting limitations which may be imposed by the Board of Directors in the Option Agreement at the time that Trust Option is granted.

(b) Except for a Trust Option issued on an exchange for an Option as part of the Arrangement as referred to in Section 4, the exercise price of a Trust Option granted under the Plan shall be as determined by the Board of Directors when that Trust Option is granted subject to any limitations imposed by any relevant stock exchange or regulatory authority, and shall be an amount at least equal to the Market Value of the Trust Units.

9. **Optionee's Rights Not Transferable**

(a) No right or interest of any Optionee in or under the Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution or if so provided in the Option Agreement with the Optionee, subject to the requirements of any stock exchange on which the Trust Units are listed, or as otherwise allowed by any stock exchange on which the Trust Units are listed for trading. Any such right or interest shall be exercisable:

(i) during the lifetime of an Optionee only by that Optionee or his legal representatives; or

(ii) after the death of an Optionee or on the Optionee ceasing to be a director, officer, employee, consultant or other personnel of AltaGas or an affiliate or the General Partner, only as specified in the Option Agreement with the Optionee.

(b) Subject to the foregoing, the terms of the Plan shall bind AltaGas and each Optionee and his heirs, executors, administrators and personal representatives.

10. Takeover or Change of Control

AltaGas shall have the power, in the event of:

(a) any disposition of all or substantially all of the assets of AltaGas or the Trust, on the dissolution, merger, amalgamation or consolidation of AltaGas or the Trust, with or into any other Person, or the merger, amalgamation or consolidation of any other Person into AltaGas or the Trust; or

(b) any change in control of AltaGas or the Trust;

to amend the Option Agreement to permit the exercise of any or all of the remaining Trust Options prior to the completion of any such transaction. If AltaGas shall exercise that power, the Trust Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by AltaGas prior to the completion of such transaction.

11. Anti-Dilution of the Trust Option

In the event of:

(a) any subdivision, redivision or change of the Trust Units at any time during any Option Period into a greater number of Trust Units, AltaGas shall deliver, at the time of any exercise thereafter of the Trust Option, that number of Trust Units as would have resulted from that subdivision, redivision or change if the exercise of the Trust Option had been made prior to the date of that subdivision, redivision or change;

(b) any consolidation or change of the Trust Units at any time during the term of the Trust Option into a lesser number of Trust Units, the number of Trust Units deliverable by AltaGas on any exercise thereafter of the Trust Option shall be reduced to that number of Trust Units as would have resulted from that consolidation or change if the exercise of the Trust Option had been made prior to the date of that consolidation or change;

(c) any reclassification of the Trust Units at any time outstanding or change of the Trust Units into other securities, or in case of any transfer of the undertaking or assets of the Trust or any affiliate as an entirety or substantially as an entirety to another corporation, at any time during the term of the Trust Option, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Trust Units to which he or she was theretofore entitled on exercise of the Trust Option, the kind and amount of shares and other securities or property which that holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he or she had been the holder of the number of Trust Units to which he or she was entitled on exercise of the Trust Option.

Adjustments shall be made successively whenever any event referred to in this Section shall occur. For greater certainty, the Optionee shall pay for the number of shares, other securities or property as aforesaid, the amount the Optionee would have paid if the Optionee had exercised the Trust Option hereby granted prior to the effective date of that subdivision, redivision, consolidation or change of the Trust Units of or that reclassification, consolidation, amalgamation, merger or transfer, as the case may be.

12. **Termination and Amendment**

(a) The Board of Directors may amend or terminate this Plan or any outstanding Trust Option granted hereunder at any time without the approval of the Trust, the shareholders of AltaGas or any Optionee whose Trust Option is amended or terminated, in order to conform this Plan or such Trust Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the approval of that stock exchange or regulatory authority.

(b) The Board of Directors may amend or terminate this Plan or any outstanding Trust Option granted hereunder for any reason other than the reasons set forth in Section 12(a) hereof, subject to the approval of the relevant stock exchange or regulatory authority and the approval of the Trust and the shareholders of AltaGas if required by such authority. No such amendment or termination will, without the consent of an Optionee, alter or impair any rights which have accrued to him or her prior to the effective date thereof.

(c) The Plan, and any amendments thereto, shall be subject to acceptance and approval by any stock exchange on which the Trust Units may be listed. Any Trust Options granted prior to that approval and acceptance shall be conditional on that approval and acceptance being given and no such Trust Options may be exercised unless and until that approval and acceptance are given.

13. **Applicable Law**

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

14. **Gender**

Wherever the singular or masculine or neuter is used in this Plan, the same shall be construed as meaning the plural or feminine or body corporate and vice versa, where the context or the parties so require.

15. **Costs**

AltaGas shall pay all costs of administering the Plan.

16. **Effective Date**

This Plan shall become effective as of and from May 1, 2004 and on all necessary shareholder and regulatory approvals being provided.

SCHEDULE "A"

The following table lists all of the documents that AltaGas Income Trust ("**AltaGas**") (the successor issuer to AltaGas Services Inc. (TSX: ALA.UN)) (a) made public pursuant to the laws of the Province of Alberta or the federal laws of Canada, (b) filed with the Toronto Stock Exchange (the "**TSX**") and which was made public by such exchange, or (c) distributed to its security holders, during the last fiscal year ended December 31, 2004 and all interim periods thereafter (as required by subparagraph (1)(i) of Regulation 12g3-2(b) under the Exchange Act).

Table of Contents

[1] System for Electronic Document Analysis and Retrieval in Canada

Audited annual financial statements	March 17, 2004	SEDAR...	10
Management Discussion and Analysis	March 17, 2004	SEDAR...	11
Form 13-502 F1 - Annual participation fee for reporting issuers	March 17, 2004	SEDAR...	12
Press release	March 18, 2004	SEDAR...	13
Renewal annual information form	March 18, 2004	SEDAR...	14
Material change report	March 22, 2004	SEDAR...	15
Other	March 29, 2004	SEDAR...	16
Certificate re: dissemination to shareholders	April 1, 2004	SEDAR...	17
Form of proxy	April 1, 2004	SEDAR...	18
Form of proxy	April 1, 2004	SEDAR...	19
Form of proxy	April 1, 2004	SEDAR...	20
Management information circular	April 1, 2004	SEDAR...	21
Notice of meeting	April 1, 2004	SEDAR...	22
Other	April 1, 2004	SEDAR...	23
Other	April 1, 2004	SEDAR...	24

News release	September 1, 2004	SEDAR..	86
News release	September 1, 2004	SEDAR..	87
News release	September 8, 2004	SEDAR..	88
News release	September 15, 2004	SEDAR..	89
News release	October 6, 2004	SEDAR..	90
News release	October 13, 2004	SEDAR..	91
News release	November 5, 2004	SEDAR..	92
News release	November 10, 2004	SEDAR..	93
Form 52-109FT2 - Certification of interim filings - CEO	November 12, 2004	SEDAR..	94
Form 52-109FT2 - Certification of interim filings - CFO	November 12, 2004	SEDAR..	95
Interim Financial Statements	November 12, 2004	SEDAR..	96
Management Discussion and Analysis	November 12, 2004	SEDAR..	97
Other	November 15, 2004	SEDAR..	98
Material change report	November 22, 2004	SEDAR..	99
News release	December 14, 2004	SEDAR..	100

News release	January 13, 2005	SEDAR...	101
News release	February 15, 2005	SEDAR...	102
Notice of meeting and record date	February 17, 2005	SEDAR...	103
News release	February 28, 2005	SEDAR...	104
News release	March 2, 2005	SEDAR...	105
From 52-109 - Certificate of Interim Filings - CEO	March 8, 2005	SEDAR...	106
From 52-109 - Certificate of Interim Filings - CFO	March 8, 2005	SEDAR...	107
Interim Financial Statements	March 8, 2005	SEDAR...	108
Management Discussion and Analysis	March 8, 2005	SEDAR...	109
News release	March 16, 2005	SEDAR...	110
Annual report	March 22, 2005	SEDAR...	111
Audited annual financial statements	March 22, 2005	SEDAR...	112
Form Proxy	March 22, 2005	SEDAR...	113
Form Proxy	March 22, 2005	SEDAR...	114
Management information circular	March 22, 2005	SEDAR...	115

Management Discussion and Analysis	March 22, 2005	SEDAR...	116
Notice of meeting	March 22, 2005	SEDAR...	117
ON Form 13-502 - Annual participation fee for reporting issuers	March 22, 2005	SEDAR...	118
Annual information form	March 23, 2005	SEDAR...	119
Certificate re dissemination to shareholders	March 23, 2005	SEDAR...	120
Form 52-109FT1 - Certification of annual filings - CEO	March 23, 2005	SEDAR...	121
Form 52-109FT1 - Certification of annual filings - CFO	March 23, 2005	SEDAR...	122
Notice regarding AIF[2] (N 52-102 F2)	March 23, 2005	SEDAR...	123
Other	March 23, 2005	SEDAR...	124
Other	March 24, 2005	SEDAR...	125
Press release	April 13, 2005	SEDAR...	126
Press release	April 13, 2005	SEDAR...	127
Preliminary short form prospectus	April 22, 2005	SEDAR...	128
Preliminary receipt	April 25, 2005	SEDAR...	129

[2] Annual Information Form

(22)

ALTAGAS SERVICES INC.
NOTICE OF SPECIAL MEETING

to be held April 29, 2004

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated March 23, 2004, a special meeting (the "**Meeting**") of the holders of common shares ("**Common Shares**"), the holders of participating shares (the "**Participating Shares**") and the holders of options to purchase Common Shares ("**Options**") (collectively, the "**Securityholders**") of AltaGas Services Inc. ("**AltaGas**") will be held at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Thursday, April 29, 2004, at 3:00 p.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying Information Circular and Proxy Statement dated March 26, 2004 (the "**Information Circular**") to approve a plan of arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* (the "**CBCA**");

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a trust unit option plan, all as more particularly described in the Information Circular; and

(c) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular. A copy of the Arrangement Agreement in respect of the Arrangement is attached as Appendix C to the Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is March 25, 2004. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Common Shares, Participating Shares or Options (collectively "**Securities**") issued by AltaGas after the record date and prior to the Meeting, will be entitled to receive notice of and to vote at the Meeting.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Securities in accordance with the provisions of section 190 of the CBCA and the Interim Order. A Securityholder's right to dissent is more particularly described in the Information Circular. **Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order, may result in the loss of any right of dissent.**

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (GREEN for holders of Common Shares, BLUE for holders of Participating Shares and WHITE for holders of Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department not less than 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 26th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS SERVICES INC.

"Dennis A. Dawson"

Dennis A. Dawson
Vice-President, General Counsel
and Corporate Secretary

(23)

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING ALTAGAS SERVICES INC., ALTAGAS INCOME TRUST, ALTAGAS HOLDING TRUST, ALTAGAS HOLDING LIMITED PARTNERSHIP NO.1, ALTAGAS HOLDING LIMITED PARTNERSHIP NO.2, ALTAGAS SUBSIDIARY CORPORATION, ALTAGAS GENERAL PARTNER INC., CERTAIN DIRECT AND INDIRECT WHOLLY-OWNED SUBSIDIARIES OF ALTAGAS SERVICES INC., CERTAIN OTHER CORPORATIONS AND THE SECURITYHOLDERS OF ALTAGAS SERVICES INC.

LETTER OF TRANSMITTAL AND ELECTION FORM

FOR HOLDERS OF COMMON SHARES OR PARTICIPATING SHARES
of
ALTAGAS SERVICES INC.

Please read the Instructions set out below carefully before completing this Letter of Transmittal and Election Form.

TO: **ALTAGAS SERVICES INC.**

AND TO: **ALTAGAS INCOME TRUST**

AND TO: **ALTAGAS HOLDING LIMITED PARTNERSHIP NO.1**

AND TO: **ALTAGAS HOLDING LIMITED PARTNERSHIP NO.2**

AND TO: **COMPUTERSHARE TRUST COMPANY OF CANADA, AS DEPOSITORY**

This Letter of Transmittal and Election Form (the "**Letter of Transmittal and Election Form**") is for use by holders of common shares ("**Common Shares**") and holders of participating shares ("**Participating Shares**") of AltaGas Services Inc. ("**AltaGas**") (collectively referred to herein as "**Shareholders**") in connection with the proposed arrangement ("**Arrangement**") involving AltaGas, AltaGas Income Trust, AltaGas Holding Trust, AltaGas Holding Limited Partnership No.1 ("**AltaGas LP #1**"), AltaGas Holding Limited Partnership No.2 ("**AltaGas LP #2**"), AltaGas Subsidiary Corporation, AltaGas General Partner Inc. (the "**General Partner**"), certain direct and indirect wholly-owned subsidiaries of AltaGas, certain other corporations and the Securityholders of AltaGas pursuant to an Arrangement Agreement dated as of March 26, 2004, a copy of which is attached as Appendix C to the Information Circular and Proxy Statement ("**Information Circular**") of AltaGas dated March 26, 2004.

Capitalized terms used but not defined in this Letter of Transmittal and Election Form shall have the meanings given to them in the Information Circular.

The undersigned delivers to you the enclosed certificate(s) representing Common Shares and Participating Shares of AltaGas, as applicable, to be exchanged pursuant to the within election in accordance with the Plan described in the Information Circular.

DESCRIPTION OF CERTIFICATES DEPOSITED		
Certificate Number(s)	Name in which Common Shares and Participating Shares, as applicable, are Registered	Number of Common Shares and Participating Shares, as applicable
	TOTAL:	

(If space is not sufficient, please attach a list in the above form)

ELECTION

Pursuant to the Arrangement, the undersigned holder of Common Shares and Participating Shares, as applicable, hereby elects to receive on completion of the Arrangement **(please check one of the following options, and, if you check Option A, please also select the amount of Trust Units you are electing to receive and provide the information required in Box E)**:

☐ ***Option A – Mixed Consideration*** **(Shareholders other than Enbridge)**

Provide $_____________ in value of Trust Units (which amount must not be less than the ACB set forth in Box E) and the remainder in LP #1 B Units, OR

☐ ***Option A – Mixed Consideration*** **(Enbridge only)**

Provide $_____________ in value of Trust Units (which amount must not be less than the ACB set forth in Box E) and the remainder in LP #2 B Units,

in exchange for the Common Shares and Participating Shares, as applicable, deposited by the undersigned hereunder, such that the aggregate number of Trust Units and LP #1 B Units or LP #2 B Units, as applicable, issued to the undersigned is equivalent to the number of Trust Units that would otherwise have been issued if the Shareholder had selected Option B;

OR

☐ ***Option B – Trust Unit Consideration*** **(All Shareholders)** – one Trust Unit for every Common Share and one Trust Unit for every Participating Share, as applicable, deposited by the undersigned hereunder.

If you select Option A you MUST complete Boxes D and E of this Letter of Transmittal and Election Form.

NON-RESIDENT AND TAX-EXEMPT SHAREHOLDERS MUST SELECT OPTION B.

Where no election is made or where the election is not properly made, the depositing Shareholder will be deemed to have elected to receive on completion of the Arrangement Option B (Trust Unit Consideration) for all of the Common Shares and Participating Shares, as applicable, deposited by the undersigned hereunder.

The election may have material income tax consequences and, as a result, holders of Common Shares and Participating Shares, as applicable, are urged to consult their tax advisor as to their election.

Maximum Limits of Exchangeable Securities

The value of the LP #1 B Units or LP #2 B Units, as the case may be, that an Eligible Securityholder is entitled to receive pursuant to the Arrangement cannot in any event exceed the Securityholder's Gain Amount. In addition, the maximum number of Exchangeable Securities that may be issued will be that number which in the aggregate has a fair market value not to exceed a threshold to be specified by AltaGas which threshold is expected to be approximately $450 million (the "**Aggregate Permitted Exchange Amount**"). If Eligible Securityholders elect pursuant to Option A to receive such number of Exchangeable Securities as would result in the fair market value of Exchangeable Securities being issued being greater than the Aggregate Permitted Exchange Amount, a Securityholder's value of Exchangeable Securities issued to the Eligible Securityholder will be reduced to that lesser amount as is calculated through a pro-rationing methodology determined in good faith by the AltaGas Directors to be appropriate in the circumstances and in compliance with all applicable laws (as defined in the Information Circular), rounded upward to the nearest whole multiple of the Common Share Fair Market Value. Shareholders will receive Trust Units in lieu of LP #1 B Units or LP #2 B Units, as the case may be, to the extent their entitlement to LP #1 B Units or LP #2 B Units, as the case may be, has been reduced through such pro-rationing methodology.

Information for Shareholders who Elect to Receive Exchangeable Securities

By checking Box D under the heading "*Exchangeable Security Certification*" and completing Box E under the heading "*Adjusted Cost Base*", the undersigned: (i) represents that the undersigned is a Resident; (ii) represents that the undersigned is not Tax-Exempt; (iii) acknowledges that attached to this Letter of Transmittal and Election Form as Schedule "A" is the appropriate tax election under subsection 97(2) of the Tax Act; (iv) will send two (2) copies of the tax election attached as Schedule "A" to this Letter of Transmittal and Election Form, duly completed and executed in its capacity as the "transferor" thereunder, to the Depository so that they are received by the Depository no later than 90 days following the Effective Date; and (v) acknowledges that none of the addressees above (A) has made any representation as to the tax or other consequences of utilizing the Mixed Consideration Election, or (B) bears any responsibility for the completeness or accuracy of any form to be filed with any governmental authority in respect of this election or for the timely filing of such form (including any late filing penalties). With the exception of execution of the tax election by AltaGas LP #1 or AltaGas LP #2, as the case may be, and the filing of such tax election with the Canada Customs and Revenue Agency within 120 days of the Effective Date (provided that the undersigned otherwise complies with subparagraph (iv) above), compliance with the requirements for valid tax elections will be the sole responsibility of the Shareholder making the election. Accordingly, AltaGas LP #1 or AltaGas LP #2, as the case may be, AltaGas, the Trust and the Depository will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure of anyone to properly complete any election or properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

Shareholders are cautioned that the use of such an election may not be appropriate for all Shareholders and that such an election may have income tax or other consequences to such person, including restrictions on the ability of the holder to transfer the Exchangeable Securities. No opinion has been obtained by AltaGas or the Trust as to the tax consequences of such election to a particular Shareholder and neither AltaGas nor the Trust is providing any representation as to the tax consequences of such an election. Shareholders are urged to consult their own legal and tax advisors with respect to the consequences (tax and otherwise) associated with electing this alternative.

Unless otherwise indicated under Special Registration Instructions or Special Delivery Instructions on page 6 (in which case payment or delivery should be made in accordance with those instructions), the certificate(s) for Trust Units, or Trust Units and LP #1 B Units or LP #2 B Units, as the case may be, should be issued in the

name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on AltaGas' share register). If the Arrangement is not completed and the Arrangement Agreement is terminated or AltaGas terminates its obligations thereunder pursuant to its terms, the undersigned directs the Depository to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

Non-registered holders of Common Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) which holds their Common Share certificates on their behalf to arrange for their exchange.

No fractions of Trust Units, LP #1 B Units or LP #2 B Units will be issued in exchange for Common Shares and Participating Shares pursuant to the Arrangement. In lieu of any fractional Trust Units, LP #1 B Units or LP #2 B Units, each Shareholder otherwise entitled to a fraction of a Trust Unit, LP #1 B Unit or LP #2 B Unit will have such entitlement rounded upward to the nearest whole number. If more than one certificate formerly representing Common Shares or Participating Shares, as the case may be, is surrendered for the account of the same holder, the number of Trust Units, or Trust Units and LP #1 B Units or LP #2 B Units, as the case may be, for which such certificates have been surrendered shall be computed on the basis of the aggregate number of Common Shares and Participating Shares, as applicable, represented by the certificates surrendered.

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed Common Shares and Participating Shares, as applicable, has good title to the rights represented by the above mentioned certificates, free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits, and has full power and authority to deliver such certificates;

2. represents and warrants that the certificate(s) described below, together with any other certificates submitted with a separate Letter of Transmittal and Election Form as required by the attached instructions, represents all of the Common Shares and Participating Shares, as applicable, owned by the undersigned;

3. acknowledges receipt of the Information Circular dated March 26, 2004;

4. represents and warrants that the undersigned has full power and authority to make the elections herein and unless the undersigned shall have revoked this election by notice in writing given to the Depository not later than 4:30 p.m. (Calgary time) on the Election Deadline, as defined in Instruction 1, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Common Shares and Participating Shares, as applicable;

5. directs the Depository to issue or cause to be issued the Trust Units, or the Trust Units and LP #1 B Units or LP #2 B Units, as the case may be, to which the undersigned is entitled on completion of the Arrangement in the name indicated below, and to send the Trust Units, or the Trust Units and LP #1 B Units or LP #2 B Units, as the case may be, to the address, or hold the same for pickup, as indicated in this Letter of Transmittal and Election Form, unless otherwise indicated under Special Registration Instructions or Special Delivery Instructions on page 6;

6. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Common Shares and Participating Shares, as applicable, for certificate(s) representing Trust Units, or Trust Units and LP #1 B Units or LP #2 B Units, as the case may be;

7. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein

shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

8. if applicable, authorizes the General Partner, as general partner of AltaGas LP #1and AltaGas LP #2, as the case may be, to execute the appropriate tax election under subsection 97(2) of the Tax Act on behalf of each person who is a member of AltaGas LP #1 or AltaGas LP #2, as the case may be.

Signature guaranteed by (if required under item 6 of the Instructions):

Dated: ______________________, 2004

Authorized Signature	Signature of Shareholder or Authorized Representative (see items 5 and 7 of the Instructions)
Name of Guarantor (please print or type)	Address of Shareholder
Address of Guarantor (please print or type)	Telephone Number of Shareholder
	Facsimile Number of Shareholder
	Name of Shareholder (please print or type)
	Name of Authorized Representative, if applicable (please print or type)

BOX A
SPECIAL REGISTRATION INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificate(s) for the Trust Units, or the Trust Units and LP #1 B Units or LP #2 B Units, as the case may be, are NOT to be issued in the name of the Shareholder.

In the Name of:______________________________
(please print)

Address: ______________________________

____

____
(include postal or zip code)

____
Telephone Number (during business hours)

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificate(s) for the Trust *Units, or the Trust Units and LP #1 B Units or LP #2 B Units, as the case may be, are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the Shareholder.*

In the Name of:______________________________
(please print)

Address: ______________________________

____

____
(include postal or zip code)

BOX C
HOLD FOR PICKUP
(See Instruction 4)

☐ Check here if the certificate(s) for the Trust Units, or the Trust Units and LP #1 B Units or LP #2 B Units, as the case may be, are to be held for pick-up at the office of the Depository at which this Letter of Transmittal and Election Form is deposited.

BOX D
EXCHANGEABLE SECURITY CERTIFICATION

The Shareholder certifies that the Shareholder:

☐ is a Resident; and

☐ is not exempt from tax under Part I of the Tax Act.

Any Shareholder failing to check both of the above boxes will be deemed to have elected to receive Option B (Trust Unit Consideration) pursuant to the Arrangement.

BOX E
ADJUSTED COST BASE

The adjusted cost base (or the mean average of the adjusted cost bases, as the case may be) of the Common Shares and Participating Shares, if applicable, deposited by the Shareholder hereunder is/are $ ___________.

INSTRUCTIONS

1. Elections.

To receive the Mixed Consideration or the Trust Unit Consideration, holders of Common Shares and Participating Shares, as applicable, must deposit with the Depository (at the address specified on the last page hereof) on or before 4:30 p.m. (Calgary time) April 26, 2004 (the "**Election Deadline**"), a duly completed Letter of Transmittal and Election Form indicating the election to receive the Mixed Consideration or the Trust Unit Consideration for their Common Shares and Participating Shares, as applicable, together with the certificate(s) representing those Common Shares and Participating Shares.

Where no election is made or where the election is not properly made, the depositing holder of Common Shares and Participating Shares, as applicable, will be deemed to have elected to receive on completion of the Arrangement Option B (Trust Unit Consideration) for all of the Common Shares and Participating Shares, as applicable, deposited by the undersigned hereunder. The election may have material income tax consequences and, as a result, holders of Common Shares and Participating Shares, as applicable, are urged to consult their tax advisor as to their election.

The value of the LP #1 B Units or LP #2 B Units, as the case may be, that an Eligible Securityholder is entitled to receive pursuant to the Arrangement cannot in any event exceed the Securityholder's Gain Amount. In addition, the maximum number of Exchangeable Securities that may be issued will be that number which in the aggregate has a fair market value not to exceed the Aggregate Permitted Exchange Amount. If Eligible Securityholders elect pursuant to Option A to receive such number of Exchangeable Securities as would result in the fair market value of Exchangeable Securities being issued being greater than the Aggregate Permitted Exchange Amount, a Securityholder's value of Exchangeable Securities issued to the Eligible Securityholder will be reduced to that lesser amount as is calculated through a pro-rationing methodology determined in good faith by the AltaGas Directors to be appropriate in the circumstances and in compliance with all applicable laws (as defined in the Information Circular), rounded upward to the nearest whole multiple of the Common Share Fair Market Value. Shareholders will receive Trust Units in lieu of LP #1 B Units or LP #2 B Units, as the case may be, to the extent their entitlement to LP #1 B Units or LP #2 B Units, as the case may be, has been reduced through such pro-rationing methodology.

Holders of Common Shares or Participating Shares who do not deposit with the Depository a duly completed Letter of Transmittal and Election Form on or before the Election Deadline and otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and these instructions in respect of an election to receive the Mixed Consideration or the Trust Unit Consideration will be deemed to have elected to receive on completion of the Arrangement the Trust Unit Consideration for their Common Shares and Participating Shares, as applicable.

2. Non-Resident or Tax Exempt Shareholders

Holders of Common Shares who are not resident in Canada for purposes of the Tax Act or who are exempt from tax under Part I of the Tax Act cannot elect to receive the Mixed Consideration. Those Shareholders may only receive the Trust Unit Consideration. Holders of Common Shares who are not resident in Canada for purposes of the Tax Act or who are exempt from tax under Part I of the Tax Act must complete the Letter of Transmittal and Election Form and enclose the certificate(s) representing their Common Shares in order to receive the Trust Unit Consideration.

3. Use of Letter of Transmittal and Election Form.

(a) This Letter of Transmittal and Election Form (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Common Shares and Participating Shares, as applicable, and all other documents required by the terms of the Plan and this Letter of Transmittal and Election Form must be received by the Depository at the office specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificates representing Common Shares and Participating Shares, as applicable, and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depository at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. **Shareholders whose Common Shares and Participating Shares, as applicable, are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing those Common Shares and Participating Shares, as applicable.**

4. **Special Registration and Delivery Instructions.** The boxes entitled "*Special Registration Instructions*", "*Special Delivery Instructions*" and "*Hold for Pickup*", as applicable, should be completed if the certificate(s) for the Trust Units, or Trust Units and LP #1 B Units or LP #2 B Units, as the case may be, to be issued pursuant to the Arrangement is to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal and Election Form; (b) sent to someone other than the person signing the Letter of Transmittal and Election Form or sent to the person signing the Letter of Transmittal and Election Form at an address other than that appearing below that person's signature; or (c) held by the Depository for pick-up. See also Instruction 6 below.

5. **Signatures.** This Letter of Transmittal and Election Form must be completed and signed by the holder of Common Shares and Participating Shares, as applicable, or by such holder's duly authorized representative (in accordance with Instruction 7 below).

(a) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal and Election Form.

(b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Common Shares and Participating Shares, as applicable, or if Trust Units, or Trust Units and LP #1 B Units or LP #2 B Units, as the case may be, are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 6 below.

6. **Guarantee of Signatures.** If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Common Shares or Participating Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depository (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers

Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

7. **Fiduciaries, Representatives and Authorizations.** Where this Letter of Transmittal and Election Form or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. The Depository, at its discretion, may require additional evidence of authority or additional documentation.

8. **Miscellaneous.**

   (a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Common Shares and Participating Shares, as applicable, additional certificate numbers and number of Common Shares and Participating Shares, as applicable, may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

   (b) If Common Shares and Participating Shares, as applicable, are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal and Election Form should be signed for each different registration.

   (c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal and Election Form (or a copy thereof) waive any right to receive any notice by the Depository.

   (d) The holder of the Common Shares and Participating Shares, as applicable, covered by this Letter of Transmittal and Election Form hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

   (e) Additional copies of the Letter of Transmittal and Election Form may be obtained on request and without charge from the Depository at any of their offices at the addresses listed on the back page of this document.

9. **Lost Certificates.** If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depository. The Depository will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depository so that they may contact you.

Offices of the Depositary, Computershare Trust Company of Canada

By Mail
Computershare Trust Company of Canada
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-Mail: service@computershare.com

By Registered Mail, Hand or Courier

Calgary
Computershare Trust Company of Canada
600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

Toronto
Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

SCHEDULE "A"

[See Attached]

ELECTION ON DISPOSITION OF PROPERTY BY A TAXPAYER TO A CANADIAN PARTNERSHIP

- For use by a taxpayer and a Canadian partnership (where the taxpayer is a member of the partnership immediately after the transfer) to jointly elect under subsection 97(2).
- File one completed copy of the election and related schedules (if any) as follows:
  - by the taxpayer who is the sole transferor or, where the transferor is a partnership, by an authorized member of the partnership or, where the property being transferred is held in co-ownership, one copy by each co-owner;
  - a list containing the name, address, and social insurance number or Business Number of each transferor and of each transferee (including each member of a transferor partnership and each member of a partnership which is itself a member of either the transferor or the transferee partnership);
  - on or before the earlier date on which any party to the election has to file an income tax return for the taxation year in which the transaction occurred, taking into consideration any election under subsection 99(2) (due date);
  - at the tax centre where the transferor's income tax return is normally filed; and
  - separate from any tax returns. You may put it in the same envelope with a return, but do not insert it in or attach it to the return.
- Sections, subsections, and paragraphs on this form are from the *Income Tax Act*.

Do not use this area

Name of taxpayer (transferor) (print)								Social insurance number or Business Number
Address								Postal Code
Taxation year of taxpayer from	Year	Month	Day	to	Year	Month	Day	Tax services office

Name of partnership (transferee) (print)								Business Number or Social insurance Number
Address								Postal Code
Taxation year of partnership from	Year	Month	Day	to	Year	Month	Day	Tax services office
Name of person to contact for more information							Area code	Telephone number

Penalty for late-filed and amended elections

An election that is filed after its due date is subject to a late-filing penalty. Form T2059 can be filed within 3 years after its due date if an estimate of the penalty is paid at the time of filing. Form T2059 can be amended or filed after the 3-year period, but in these situations, attach both an estimate of the penalty and a written submission for consideration by the Minister, explaining the reason why the election is amended or late.

Calculation of late-filing penalty:

Fair market value of property transferred .... ________

Less: agreed amount .... ________

Difference .... ________ A

Amount A ________ x ¼ x 1% x N* .... = ________ B

$100 x N* = ... = ________ C

N* represents the sum of each month or each part of a month in the period from the due date to the actual filing date. Amount C cannot exceed $8,000.

Late-filing penalty is the lesser of B and C above .... ________

Make cheque or money order payable to the Receiver General. Specify "T2059" on the remittance, and indicate the name and social insurance number of the taxpayer or Business Number if a corporation, whose account will be created ....

Do not use this area

Amount enclosed ________

Unpaid amounts, including late-filing penalties are subject to daily compound interest at a prescribed rate.

Information required

On the opposite page, list, describe and state the fair market value of properties transferred. The description and fair market value of the consideration received has to be shown opposite the related property transferred. Where the transferred property is a partnership interest, attach a schedule of the calculation of the adjusted cost base. *If space on the form is insufficient, attach schedules giving similar details. You have to designate the order of disposition of each depreciable property. With this election, you* do not have to file the following materials: schedules supporting this designation, documentation relating to the responses to the questions below, and a brief summary of the method of evaluating the fair market value of each property transferred. However, you have to keep them as Canada Customs and Revenue Agency may ask to see them at a later date.

Is there a written agreement relating to this transfer? ☐ yes ☐ no

Does a price adjustment clause involved apply to any of the properties? (See Interpretation Bulletin IT-169 for details.) ☐ yes ☐ no

Is the taxpayer a non-residents of Canada? ☐ yes ☐ no

Are any of the transferred properties capital properties? ☐ yes ☐ no

If "yes",

- have they been owned continuously since Valuation Day (V-Day)? ☐ yes ☐ no
- have they been acquired after V-Day in a transaction considered not to be at arm's length? ☐ yes ☐ no
- since V-Day, has the taxpayer or any person from whom shares were acquired in a non-arm' length transaction received any subsection 83(1) dividends for the transferred shares? (If yes, provide details of amounts and dates received, and attach a schedule.) ☐ yes ☐ no

Is the agreed amount of any of the transferred properties based on an estimate of the fair market value on V-Day? ☐ yes ☐ no

If "yes", does a formal documented V-Day value report exist? ☐ yes ☐ no

Has an election under subsection 26(7) of the *Income Tax Application Rules* (Form T2076) been filed by or on behalf of the taxpayer? ☐ yes ☐ no

Where shares of the capital stock of a private corporation are included in the property disposed of, provide the following:

Name of corporation (print)	Business Number	Paid-up capital of shares transferred

Informative notes

- The rules for subsection 97(2) elections are complex. Essential information is contained in Interpretation Bulletins IT-169, IT-291 and IT-413.
- For this election to be considered valid, you have to complete all information areas and answer all questions. If incomplete, Canada Customs and Revenue Agency will consider the election invalid, and subsequent submissions will be subject to a late-filing penalty.

Particulars of property disposed of and consideration received

Date of sale or transfer of all properties listed below:	Year	Month	Day	Note: For properties sold or transferred on different dates use separate Form T2059.

Property disposed of		Elected amount limits *		Agreed amount B	Amount to be reported B-A (if greater than 0, see note 4)	Consideration received	
	Description	Fair market value	A			Description	Fair market value
Capital property excluding depreciable property	(Brief legal)		(see note 1)				
Depreciable property	(Description and prescribed class)		(see note 2)				
Eligible capital property	(Kind)		(see note 3)				
Inventory	(Kind)		(cost amount)				
Resource property	(Brief legal)		nil				
			nil				
			nil				

Notes

1. Adjusted cost base (subject to adjustment per section 53).

2. The lesser of undepreciated capital cost of all property of the class and the cost of the property.

3. The lesser of 4/3 x cumulative eligible capital and the cost of the property. Use "2" instead of "4/3" for disposition in taxation years starting before July 1, 1988, in the case of a corporation or for dispositions in fiscal periods starting before January 1, 1988, in any other case.

4. This amount is to be reported either as a capital gain or as income, whichever applies. Also, in the case of depreciable property and eligible capital property, a portion of the amount may have to be reported as a capital gain while another portion of the amount may have to be reported as income.

* See Interpretation Bulletin IT-291 for an explanation of the limits.

Election and certification

The taxpayer and all members of the partnership hereby jointly elect under subsection 97(2) in respect of the property specified above and certify that the information given in this election, and in any documents attached, is true, correct, and complete to the best of their knowledge.

Date ____________ Signature of transferor or authorized signing officer * ____________ and Signature of authorized officer of transferee * ____________

* Attach a copy of the authorized agreement.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for Common Shares
of
ALTAGAS SERVICES INC.

To be deposited pursuant to the Information Circular and Proxy Statement dated March 26, 2004

The terms and conditions of the arrangement agreement dated as of March 26, 2004, among AltaGas Services Inc. ("**AltaGas**"), AltaGas Income Trust, AltaGas Holding Trust, AltaGas General Partner Inc., AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2, AltaGas Subsidiary Corporation and each of AltaGas Suffield Pipeline Inc., AltaGas Liquids Inc., AltaGas (Sask.) Inc., Cedar Energy Inc., AltaGas Transmission Ltd., AltaGas Marketing Inc., Alberta Compression Rental Services Inc. and AltaGas Energy Processors Inc. pursuant to which the parties thereto have proposed to implement an arrangement under the provisions of Section 192 of the *Canada Business Corporations Act* (the "**Arrangement Agreement**"), a copy of which is attached as Appendix C to the Information Circular and Proxy Statement of AltaGas dated March 26, 2004 (the "**Information Circular**") are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used, but not defined in, this Notice of Guaranteed Delivery which are defined in the Arrangement Agreement, shall have the respective meanings set out in the Arrangement Agreement.

If a Common Shareholder wishes to elect to receive Trust Units and AltaGas LP #1 B Units in exchange for its Common Shares pursuant to the Arrangement and (i) the certificate(s) representing the Common Shares are not immediately available, or (ii) such Common Shareholder is not able to deliver such certificate(s) and all other required documents to the Depository at or prior to 4:30 p.m. (Calgary time) on April 26, 2004 (the "**Election Deadline**"), such Common Shares may nevertheless be deposited pursuant to the Arrangement by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

1. such deposit is made by or through an Eligible Institution;

2. a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received at the office in Calgary listed below, at or prior to the Election Deadline; and

3. the certificate(s) representing deposited Common Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal and Election Form, or a manually signed facsimile thereof, covering the Common Shares and all other documents required by the Letter of Transmittal and Election Form, are received at the office in Calgary listed below at or before 4:30 p.m. (Calgary time) on the fifth trading day on the TSX after the Election Deadline.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mail to the Calgary office listed below at or prior to the Election Deadline and must be guaranteed by an Eligible Institution in the form set forth below.

TO: ALTAGAS SERVICES INC.
AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA, AS DEPOSITORY

By Facsimile	*By Registered Mail, Hand or Courier*
(403) 267-6598	***Calgary*** Computershare Trust Company of Canada 600, 530 - 8th Avenue SW Calgary, Alberta T2P 3S8 Attention: Corporate Actions

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via facsimile other than as set forth above does not constitute a valid delivery.

The undersigned hereby deposits with the Depository, upon the terms and subject to the conditions set forth in the Letter of Transmittal and Election Form, receipt of which is hereby acknowledged, the Common Shares described below.

Number of Common Shares	Certificate No. (if available)	Name and Address of Common Shareholder of Record (please print)

TOTAL COMMON SHARES

[ ]

Area Code and Telephone Number during Business Hours

( ) ______________________

Dated: ______________________

____
Signature

GUARANTEE

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depository (at its office in Calgary listed above) of the certificate or certificates representing Common Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal and Election Form in proper form (or facsimile thereof) and all other documents required by such Letter of Transmittal and Election Form, on or no later than 4:30 p.m. (Calgary time) on the fifth trading day on the TSX after the Election Deadline.

Name of Firm: ______________________ Authorized Signature: ______________________

Address of Firm: ______________________ Name: ______________________

______________________ Title: ______________________

Telephone Number: ______________________ Dated: ______________________

(25)

AltaGas NEWS RELEASE

RECEIVED 2005 ... 10 P 3:13

ALTAGAS ANNOUNCES FIRST MONTHLY DISTRIBUTION

Calgary, Alberta (April 29, 2004) -- AltaGas Services Inc. announced today that AltaGas Income Trust will commence monthly distributions on June 15, 2004 to holders of Trust Units and partnership units that are exchangeable into Trust Units (Exchangeable Units) of record on May 25, 2004. The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

The commencement of distributions is subject to court approval expected to occur on April 30, 2004 to effect the reorganization of the business of AltaGas Services Inc. into AltaGas Income Trust. The reorganization is pursuant to a Plan of Arrangement expected to be effective May 1, 2004.

Subject to receipt of approvals from the Toronto Stock Exchange (TSX) and the fulfillment of certain requirements of that exchange, AltaGas Trust Units will trade on the TSX under the symbol of "ALA.UN". It is anticipated that trading under the new symbol will begin on or about May 5, 2004. Prior to the commencement of trading of the Trust Units, the Common Shares of AltaGas will continue to trade on the TSX under the symbol of "ALA." AltaGas Income Trust will have approximately 34.1 million Trust Units issued and outstanding. In addition, under the Plan of Arrangement there will be approximately 11.8 million Exchangeable Units that are exchangeable into Trust Units on a one-for-one basis. On April 29, 2004, AltaGas Services Inc.'s closing share price on the TSX was $21.00 per share.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has over $900 million of assets and a market capitalization of over $900 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

When used in this press release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin(403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

AltaGas **NEWS RELEASE**

26

AltaGas Services Inc. Announces Completion of Reorganization into an Income Trust

CALGARY, Alberta, (May 1, 2004) – AltaGas Services Inc. ("AltaGas") announced today the successful completion of the reorganization of its business into AltaGas Income Trust. AltaGas securityholders voted 99.9% in favour of the resolution approving the Plan of Arrangement to effect the reorganization at a special meeting of securityholders on April 29, 2004. The reorganization was approved by the Court of Queen's Bench of Alberta on April 30, 2004. The reorganization pursuant to the Plan of Arrangement was effected on May 1, 2004.

Pursuant to the Plan of Arrangement, AltaGas Income Trust currently has approximately 33.7 million Trust Units issued and outstanding. In addition, under the Plan of Arrangement eligible AltaGas securityholders also received a total of 12.2 million limited partnership units ("Exchangeable Securities") that are exchangeable into Trust Units on a one-for-one basis. Elections by eligible securityholders for Exchangeable Securities were for less than the maximum number that were available under the Plan of Arrangement. Accordingly no pro rating of Exchangeable Securities was required.

AltaGas Income Trust will commence monthly distributions on June 15, 2004 to holders of Trust Units of record on May 25, 2004. The amount of the distribution on that date will be $0.15 for each Trust Unit and each Exchangeable Security. Subject to receipt of approvals from the Toronto Stock Exchange and the fulfillment of certain requirements of that exchange, the Trust Units will trade on the Toronto Stock Exchange under the symbol of "ALA.UN". It is anticipated that trading under the new symbol will begin on or about May 5, 2004. Prior to the commencement of trading of the Trust Units, the Common Shares of AltaGas will continue to trade on the Toronto Stock Exchange under the symbol ALA.

AltaGas moves energy from its source to the end user, adding value through the process. AltaGas has over $900 million of assets and a market capitalization of over $900 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and is distributing natural gas in Nova Scotia through its interest in Heritage Gas Limited. AltaGas provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase arrangements.

When used in this press release, the words "anticipate", "estimate", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the disclosure documents filed by AltaGas with Canadian securities regulators available on the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

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27

AltaGas NEWS RELEASE

AltaGas Services Inc. Announces Completion of Reorganization into an Income Trust

CALGARY, Alberta, (May 1, 2004) – AltaGas Services Inc. ("AltaGas") announced today the successful completion of the reorganization of its business into AltaGas Income Trust. AltaGas securityholders voted 99.9% in favour of the resolution approving the Plan of Arrangement to effect the reorganization at a special meeting of securityholders on April 29, 2004. The reorganization was approved by the Court of Queen's Bench of Alberta on April 30, 2004. The reorganization pursuant to the Plan of Arrangement was effected on May 1, 2004.

Pursuant to the Plan of Arrangement, AltaGas Income Trust currently has approximately 33.7 million Trust Units issued and outstanding. In addition, under the Plan of Arrangement eligible AltaGas securityholders also received a total of 12.2 million limited partnership units ("Exchangeable Securities") that are exchangeable into Trust Units on a one-for-one basis. Elections by eligible securityholders for Exchangeable Securities were for less than the maximum number that were available under the Plan of Arrangement. Accordingly no pro rating of Exchangeable Securities was required.

AltaGas Income Trust will commence monthly distributions on June 15, 2004 to holders of Trust Units of record on May 25, 2004. The amount of the distribution on that date will be $0.15 for each Trust Unit and each Exchangeable Security. Subject to receipt of approvals from the Toronto Stock Exchange and the fulfillment of certain requirements of that exchange, the Trust Units will trade on the Toronto Stock Exchange under the symbol of "ALA.UN". It is anticipated that trading under the new symbol will begin on or about May 5, 2004. Prior to the commencement of trading of the Trust Units, the Common Shares of AltaGas will continue to trade on the Toronto Stock Exchange under the symbol ALA.

AltaGas moves energy from its source to the end user, adding value through the process. AltaGas has over $900 million of assets and a market capitalization of over $900 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and is distributing natural gas in Nova Scotia through its interest in Heritage Gas Limited. AltaGas provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase arrangements.

When used in this press release, the words "anticipate", "estimate", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the disclosure documents filed by AltaGas with Canadian securities regulators available on the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

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28

MATERIAL CHANGE REPORT

S. 75(2) OF THE SECURITIES ACT (ONTARIO)
S. 118(1) OF THE SECURITIES ACT (ALBERTA)
S. 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
S. 84(1) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
S. 73 OF THE SECURITIES ACT (MANITOBA)
S.73 OF THE SECURITIES ACT (QUEBEC)
S. 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
S. 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

1. Reporting Issuers

AltaGas Income Trust ("AltaGas Trust")
AltaGas Ltd. (formerly AltaGas Services Inc.) ("AltaGas")
1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

2. Date of Material Change

May 1, 2004

3. Press Release

A press release was issued by AltaGas on May 1, 2004. A copy of the press release is attached hereto as Schedule "A".

4. Summary of the Material Change

AltaGas announced the successful completion of the reorganization of its business into AltaGas Trust. The reorganization occurred pursuant to a Plan of Arrangement effected on May 1, 2004.

AltaGas Trust currently has approximately 33.7 million trust units issued and outstanding. Pursuant to the Plan of Arrangement eligible AltaGas securityholders also received a total of 12.2 million limited partnership units that are exchangeable into trust units on a one-for-one basis.

5. Full Description of Material Change

See press release attached hereto as Schedule "A".

6. **Reliance on Provisions Applying to Confidential Filing**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Contact Information**

For further information, please contact Dennis Dawson at (403) 691-7534.

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta, this 10th day of May, 2004.

ALTAGAS INCOME TRUST, by its administrator ALTAGAS LTD.

"Dennis A. Dawson"

Dennis A. Dawson
Vice President, General Counsel
and Corporate Secretary

SCHEDULE A

AltaGas - News Release

AltaGas Generates Record First Quarter Earnings of $11.0 million

CALGARY, Alberta – May 12, 2004 - TSX: ALA.UN

FIRST QUARTER 2004 HIGHLIGHTS

(All financial figures are in Canadian dollars unless otherwise stated.)

- AltaGas Services Inc. delivered record first quarter net income of $11.0 million or $0.24 per share, compared to $10.2 million or $0.23 per share for the same period of 2003. Net income growth for the first quarter of 2004 reflects increased throughput in the Gathering and Processing and Energy Services segments, partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

- Funds generated from operations for the first quarter of 2004 were $21.6 million compared to $21.9 million the first quarter of 2003. These cash flows were used to fund investment of $18.4 million, dividends of $5.1 million and reduce AltaGas Services Inc.'s total debt by $2.6 million during the quarter. As a result of the debt reduction, AltaGas Services Inc.'s debt to total capitalization ratio decreased to 51.5 percent from 52.2 percent at December 31, 2003.

- Commenting on the quarter, David Cornhill, Chairman and Chief Executive Officer, said "We had a very solid first quarter in all of our businesses. Producers have been extremely active in many of AltaGas' operating areas and we have seen the result of this activity in record tie-in rates for the quarter." Mr. Cornhill added, "We expect pricing and operations to improve in all of our segments and that, looking forward, every quarter this year will surpass last year."

- On April 29, 2004, the securityholders of AltaGas Services Inc. voted 99.9 percent in favour of a plan of arrangement to reorganize the business of AltaGas Services Inc. into an income trust called AltaGas Income Trust (Trust). The plan of arrangement was approved by the Court of Queen's Bench of Alberta on April 30, 2004, and was effected on May 1, 2004. The Plan of Arrangement allowed for securityholders to receive either Trust Units or limited partnership units (Exchangeable Units) that are exchangeable into Trust Units on a one-for-one basis. The Trust currently has approximately 33.7 million Trust Units and 12.2 million Exchangeable Units issued and outstanding. The income trust structure will allow the Trust to reduce future cash tax liability at the corporate level thereby increasing the amount of cash available for distribution to unitholders.

- The Trust will commence monthly distributions on June 15, 2004 to holders of Trust Units and Exchangeable Units of record on May 25, 2004. The amount of the distribution on that date will be $0.15 for each Trust Unit and each Exchangeable Unit. The Trust's Units began trading on May 5, 2004 on the Toronto Stock Exchange (TSX) under the trading symbol ALA.UN. The Exchangeable Units do not trade on the TSX.

- Commenting on the re-organization, David Cornhill, Chairman and Chief Executive Officer, said, "On April 1, 2004, AltaGas Services Inc. celebrated its tenth anniversary as an operating company. We are very proud of the value we have created over the past ten years and we are confident that our change in structure will enhance the value creation opportunities that AltaGas is pursuing. As AltaGas Income Trust, our discipline will continue and our fundamental business strategy will remain the same, based on the acquisition and expansion of infrastructure-based midstream assets. We expect to continue to be efficiently managed by the same qualified team of professionals that has grown AltaGas into a leader in the Canadian midstream industry. We will remain financially conservative, focused on operational excellence, and we will continue to grow our business."

- On March 18, 2004, AltaGas Services Inc. announced that it has entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) to acquire BP's 48 2/3 percent interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The acquisition, expected to close during the second quarter of 2004, will increase AltaGas' net extraction processing capacity to 539 Mmcf/d.

CONSOLIDATED FINANCIAL HIGHLIGHTS

	Three Months Ended March 31	
($ millions)	**2004**	2003[4]
Revenue	**193.5**	203.4
Net revenue [1]	**57.2**	54.4
EBITDA [2]	**31.2**	30.7
Net income	**11.0**	10.2
Funds generated from operations	**21.6**	21.9

	Three Months Ended March 31	
Results per share (dollars except number of shares)	**2004**	2003[4]
EBITDA [2]	**0.68**	0.68
Net income	**0.24**	0.23
Funds generated from operations	**0.47**	0.48
Dividends paid per share	**0.11**	0.08
Basic shares outstanding for the period (millions) [3]	**45.9**	45.3
Shares outstanding at period end (millions)	**45.9**	45.3

Certain comparative figures have been reclassified to conform to the current financial presentation.

(1) Net revenue is gross revenue less the costs of the purchase of natural gas for resale and the costs to purchase power under power purchase arrangements.

(2) Earnings before interest expense, income taxes, and amortization. EBITDA is provided to assist investors in determining the ability of AltaGas to generate cash from operations. This measure does not have any standardized meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures presented by other companies.

(3) Based on the weighted average number of shares outstanding for the period.

(4) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations

CONFERENCE CALL

AltaGas will hold a conference call on May 13, 2004 at 9:00 a.m. (ET) to comment on its 2004 first quarter results. The discussion will be followed by a question and answer period.

To participate in the conference call, you may dial 416-913-8746 or 1-800-814-4860 toll-free. Shortly after the conclusion of the live call, the replay will be available by dialing 416-640-1917 or 1-877-289-8525. The pass code is 21047496 followed by the pound key. The replay will expire at midnight (ET) on May 20, 2004.

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. AltaGas has over $900 million of assets and a market capitalization of approximately $950 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. AltaGas provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

When used in this press release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis dated May 12, 2004 should be read in conjunction with the accompanying unaudited consolidated financial statements of AltaGas Services Inc. (AltaGas or the Company) for the three months ended March 31, 2004 and the notes thereto and with the Management's Discussion and Analysis contained in the Company's annual report for the year ended December 31, 2003.

Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management viewpoint. Such disclosure is subject to the reasonable constraints of maintaining the confidentiality of certain information which, if published would probably have an adverse impact on the competitive position of the Corporation.

On April 29, 2004, AltaGas' shareholders voted in favor of reorganizing AltaGas' business into an income trust. The Plan of Arrangement received court approval on April 30, 2004 and was effective May 1, 2004. The AltaGas Income Trust (the Trust) began trading on the Toronto Stock Exchange on May 5, 2004 under the trading symbol ALA.UN.

CONSOLIDATED FINANCIAL RESULTS

CONSOLIDATED OPERATING RESULTS	**Three months ended March 31**	
($ millions)	**2004**	2003[1]
Revenue	**193.5**	203.4
Net revenue[2]	**57.2**	54.4
Net income	**11.0**	10.2
Funds generated from operations[2]	**21.6**	21.9
Net additions to capital assets	**14.3**	7.5

[1] Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations
[2] Non-GAAP financial measure. See discussion below

COMMON SHARE STATISTICS	**Three months ended March 31**	
(dollars except number of shares)	**2004**	2003
Net income per share[1]	**$ 0.24**	$ 0.23
Dividends per share[1]	**$ 0.11**	$ 0.08
Common and preferred shares outstanding (millions)		
Basic	**45.9**	45.3
End of period	**45.9**	45.3

[1] Per share amounts are based on the basic number of shares outstanding during the period.

AltaGas' first quarter 2004 net income is the highest the Company has earned in a first quarter of a year since formation and continues the growth trend achieved throughout the Corporation's 10 year history.

Revenue for the first quarter of 2004 is 5 percent lower than the same period last year due mainly to the lower average prices received for natural gas and power sold in the Natural Gas Distribution and Energy Services segments.

Net revenue, which is gross revenue less cost of sales, increased 5 percent for the first quarter 2004 compared to first quarter 2003. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of goods sold.

Volumes in the Gathering and Processing segment increased in all operating components. In the Energy Services segment, power component volumes were higher quarter over quarter, due to the addition on April 1, 2003 of volumes from the Genesee energy contract. Natural Gas Distribution volumes at AltaGas Utilities Inc. declined slightly year over year due to warmer average weather in 2004 versus 2003, offsetting an increase in the customer base. Heritage Gas activated its natural gas distribution system on December 20, 2003 and served its first customer on December 23, 2003. AltaGas' 24.9 percent share of Heritage Gas' net earnings did not have a material impact on the consolidated results in the first quarter of 2004.

AltaGas' earnings before, interest, taxes and amortization increased 2 percent for the quarter ended March 31, 2004 compared to the same quarter of 2003. Amortization expense was up 2 percent due mainly to Gathering and Processing segment acquisitions and expansions during 2003 and the first quarter of 2004.

Lower average debt levels and higher interest rates resulted in effectively flat interest expense when compared to the same period in 2003.

Income tax expense for the first quarter of 2004 is less than reported for the same period of 2003 even though income before tax was higher. The income of the company is subject to a variety of tax rates and rate reductions currently and in the future. The consolidated income tax rate varies from quarter to quarter depending on the mix and the anticipated timing of the income stream being subject to taxation. The lower first quarter 2004 income tax rate is a result of federal reductions mid-year 2003, a provincial rate reduction arising out of the March 19, 2004 Alberta Budget and a higher relative proportion of income arising from the Gathering and Processing segment, which attracts a lower current rate.

Financial results for the balance of 2004 are expected to continue to strengthen in the Gathering and Processing segment. Drilling activity in the majority of the company's operating areas is expected to remain strong given the favorable commodity pricing environment. In addition, the pursuit of exploitation opportunities in existing operating areas and improved processes are all expected to increase processed volumes. In the Energy Services segment, power prices are expected to be higher providing improved results on the unhedged portion of the company's power portfolio.

NON-GAAP FINANCIAL MEASURES

The company provides certain financial measures in this Management Discussion and Analysis that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other companies.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated in accordance with previous disclosures by the Company. All amounts are in millions of dollars unless otherwise noted.

	Three months ended March 31		
FUNDS GENERATED FROM OPERATIONS	**2004**	2003	% Change
Non-GAAP financial measure	**21.6**	21.9	(1)
Add (deduct): Net change in non-cash working capital	**2.6**	8.8	(70)
Cash from operations (GAAP financial measure)	**24.2**	30.7	(21)

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Corporation's working capital in the period.

NET REVENUE	**Three months ended March 31** **2004**	2003	% Change
Non-GAAP financial measure	**57.2**	54.4	5
Add: Cost of goods sold	**136.3**	149.0	(9)
Revenue (GAAP financial measure)	**193.5**	203.4	(5)

Net revenue is provided in the extraction component and the Natural Gas Distribution and Energy Services segments as net revenue better reflects organic growth in the business than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of goods sold. This reconciliation shows the difference between revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment.

RESULTS OF OPERATIONS BY SEGMENT

OPERATING INCOME ($ millions, unless otherwise noted)	**Three months ended March 31** **2004**	2003[(1)]	% Change
Gathering and Processing	**12.0**	9.7	24
Energy Services	**5.3**	6.0	(12)
Natural Gas Distribution	**3.9**	5.2	(25)
	21.2	20.9	1

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements on accounting for asset retirement obligations

Operating income in the Gathering and Processing segment in the first quarter 2004 showed significant improvement when compared to the same period in 2003, while operating income from the Energy Services and Natural Gas Distribution segments was lower than in the same quarter of the prior year. Key drivers for the business results of each segment are discussed at the component level in the information below.

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, and in the "other" component, AltaGas' investments in businesses ancillary to the gathering and processing business.

FINANCIAL RESULTS ($ millions, unless otherwise noted)	**Three months ended March 31** **2004**	2003[(1)]	% Change
Revenue	**44.7**	43.3	3
Net revenue	**37.8**	34.2	11
Operating and administrative	**19.5**	18.4	6
Amortization expense	**6.3**	6.1	3
Operating income	**12.0**	9.7	24

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements on accounting for asset retirement obligations

OPERATING STATISTICS	**Three months ended March 31**		
	2004	2003	% Change
Field gathering and processing			
Capacity (Mmcf/d)	**901**	847	6
Throughput (gross Mmcf/d)[2]	**560**	535	5
Capacity utilization (percent) [2]	**62**	63	(2)
Average working interest (percent) [1]	**87**	88	(1)
Extraction			
Inlet capacity (Mmcf/d)	**349**	349	-
Production (Bbls/d)	**9,047**	6,416	41
Transmission volumes (Mmcf/d) [2][3]	**396**	319	24

[1] As at March 31
[2] First quarter average
[3] Excludes condensate pipeline volumes

AltaGas' natural gas processing capacity ranks it as one of the top ten Canadian processors of natural gas and one of the top four largest Canadian midstream processors. The Gathering and Processing segment includes more than 6000 kilometers of gathering lines, 69 processing facilities, interests in four extraction facilities and six transmission pipelines. These long-life assets provide service to a diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are generally volume driven. Future opportunities derive from the requirement that all natural gas must be processed to meet downstream pipeline specifications en route to the end user. With its extensive gathering infrastructure and the ability to quickly redeploy assets due to the mobile nature of its field gathering and processing plant, the Company is well positioned to offer producers quick access to markets for their natural gas.

For the three months ended March 31, 2004 net revenue for AltaGas' Gathering and Processing segment was $37.8 million, compared to $34.2 million for the first quarter of 2003. Net revenue growth in this segment was the result of increased volumes in the field gathering and processing, extraction and transmission components.

Volumes processed in the field gathering and processing component in the first quarter of 2004 rose due to the December, 2003 acquisition of the Rainbow Lake facilities in northwestern Alberta and from the record number of well tie-ins experienced during the quarter. Gas drilling activity in the Western Canadian Sedimentary Basin continued to strengthen during the first quarter of 2004. A record 155 wells were tied in to AltaGas' field gathering and processing facilities compared with 85 during the same period in 2003. Previous strong tie-in activity, along with the new volumes from the Rainbow Lake facility acquisition more than offset normal natural production declines and increased AltaGas' gross average throughput to 560 Mmcf/d during the first quarter of 2004 compared to 535 Mmcf/d during the first quarter of 2003. These volume increases resulted in field gathering and processing net revenue of $26.5 million in the first quarter of 2004 compared to $24.3 million during the same period in 2003.

During the first quarter of 2004, AltaGas continued its program of internal expansion, completing three development projects in its field gathering and processing areas. At Martin Creek, booster compression was installed, which will increase throughput by 5 Mmcf/d. At the company's Doris facilities, construction of a pipeline was completed that will open up new access to processing areas and increase throughput by 4 Mmcf/d, with the potential to double by year-end. During the quarter, AltaGas also purchased the remaining 25 percent of its Namaka facility bringing its ownership to 100 percent. All three development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to throughput declines.

In the extraction component, processed volumes for the first quarter of 2004 increased to 9,047 Bbls/d of ethane and natural gas liquids (NGLs) compared to an average of 6,416 Bbls/d for the same period in 2003. The higher average production for the first three months of 2004 is a result of modifications to the Empress EnCana extraction facility that increased ethane production effective the fourth quarter of 2003 and the full quarter impact of the Joffre ethane extraction plant commissioning,which was commissioned during the first quarter of 2003. As a result of the higher volumes, net revenue for the extraction component grew 18 percent during the first quarter of 2004 compared to the first quarter of 2003, reaching $3.5 million.

Extraction continues to be a vital link in AltaGas' midstream energy value chain and AltaGas is committed to growing its extraction asset portfolio. Late in the first quarter of 2004, AltaGas entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) for BP's 48 2/3 percent interest in the Edmonton Ethane Extraction Plant (EEEP) located at Edmonton, Alberta. The plant has a licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The $46.0 million acquisition, expected to close during the second quarter of 2004, increases AltaGas' net extraction processing capacity to 539 Mmcf/d. AltaGas' share of plant products will be sold under long term contracts and a long term gas supply contract provides secure feedstock supply to EEEP.

During the first quarter of 2004, net revenue in AltaGas' transmission component grew 13 percent to $7.0 million from $6.2 million in the first quarter of 2003. AltaGas' total average transmission volumes increased to 396 Mmcf/d for the first quarter of 2004 from 319 Mmcf/d for the same period in 2003. This is primarily a result of increased drilling and completion activities in the Suffield area.

Net additions to capital assets in the Gathering and Processing segment were $10.9 million during the first quarter of 2004, up from $5.3 million in 2003. In 2004 $8.7 million was invested in acquisitions and expansions, including approximately $7.0 million for a deposit on BP Canada Energy Resources Company's 48 2/3 percent interest in EEEP. The balance of $2.2 million in 2004 was spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines.

ENERGY SERVICES

The Energy Services segment is comprised of the power services, gas services and oil and gas production components. The financial results of the power services component account for 94 percent of overall segment financial results and as such the commentary in this section will be restricted to the contributions from power services.

FINANCIAL RESULTS	Three months ended March 31		
($ millions, unless otherwise noted)	**2004**	2003	% Change
Revenue	**133.4**	148.8	(10)
Net revenue(1)	**9.8**	9.7	1
Operating income(2)	**5.3**	6.0	(12)

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

OPERATING STATISTICS	Three months ended March 31		
	2004	2003	% Change
Volume of power sold (thousands of MWh)	**863**	660	31
Average price received on the sale of power ($/MWh)(1)	**45.78**	46.07	(1)
Alberta Power Pool average spot price ($/MWh) (1)	**48.78**	83.85	(42)

(1) Average for the period

The Energy Services segment generated net revenue of $9.8 million for the first quarter of 2004 compared to $9.7 million for the same period in 2003. In the first quarter of 2004 AltaGas had 453 megawatts of power capacity which represents approximately 6 percent of Alberta's power capacity. Power supply was 100 megawatts higher than first quarter of 2003 as a result of the addition of the Genesee energy contract volumes on April 1, 2003.

Increases in revenues in this segment resulting from the additional volumes were partially offset by higher transmission and interconnection charges from Sundance B, outages at both the Sundance and Genesee plants during the first quarter of 2004 and to true ups on transmission charges by the Alberta Electric System Operator (AESO or the Operator - formerly the Transmission Authority). AESO is entitled to recover or refund variances between revenues collected through transmission charges and expenses incurred by the Operator through true up adjustments calculated quarterly. For first quarter of 2004, the adjustment resulted in a charge to income while in the first quarter of 2003 the adjustment was in AltaGas' favour.

AltaGas does not engage in speculative trading of power but reduces its exposure to power price volatility by using a balanced portfolio of contracts to lock in power margins. The average price AltaGas received from power sales in the first quarter of 2004 was $45.78 per MWh compared to $46.07 per MWh in the first quarter of 2003. Average Alberta Power Pool spot prices were $48.78 per MWh and $83.85 per MWh in the first quarters 2004 and 2003 respectively.

In this segment, the Corporation also reports the results of the oil and gas production component and the gas services component. AltaGas is not in the business of exploration and development of natural gas reserves. However, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AltaGas Utilities or AUI), AltaGas' one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

FINANCIAL RESULTS	**Three months ended March 31**		
($ millions, unless otherwise noted)	**2004**	2003	% Change
Revenue	**48.1**	58.3	(17)
Net revenue[1]	**9.7**	10.6	(8)
Operating income[2]	**3.9**	5.2	(25)

[1] Gross revenue less cost of sales
[2] Gross revenue less costs of sales less operating and general and administration expense and amortization

OPERATING STATISTICS [1]	**Three months ended March 31**		
	2004	2003	% Change
Volume of natural gas distributed			
Sales (Bcf)	**5.5**	5.9	(7)
Transportation (Bcf)	**3.0**	1.9	58
Degree day variance (percent)[2]	**2.0**	9.2	(78)
Number of customers[3]	**59,528**	58,700	1

[1] AUI only
[2] Variance from 20 year average. Positive variances are favorable
[3] At March 31

In the first quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $9.7 million compared to $10.6 million for the same period in 2003. This decrease is due partially to warmer weather in 2004 compared to the first quarter of 2003 and to the impact of completion of negotiations on AUI's general rate application filed with the Alberta utilities regulator. AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated cost of service and an

allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service, less accumulated deprecation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity. The recent negotiations resulted in final allowable rates for interest expense and return on equity lower than AUI anticipated and a charge to net income of $0.5 million in the first quarter of 2004 related to previously recorded 2003 results.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

Net additions to capital assets in the Natural Gas Distribution segment were $1.8 million during the quarter ended March 31, 2004 compared to $1.4 million for the same period in 2003. Of the additions in 2004, $1.0 million were related to costs associated with routine system betterment projects and new business development.

LIQUIDITY

Funds generated from operations were $21.6 million in the first quarter of 2004 compared to $21.9 million for the same period in 2003.

In the first quarter of 2004 $16.5 million of the funds generated from operations were used to acquire and expand facilities, up slightly from $9.1 million in the first quarter of 2003. AltaGas invested $2.2 million in the first quarter of 2004 to acquire additional Taylor NGL Limited Partnership units. Dividend payments in first quarter 2004 of $5.1 million were higher than the first quarter 2003 payments of $3.6 million due to the strength and sustainability of AltaGas earnings.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. The total amount of debt with variable interest rates that was fixed through interest rate swaps at March 31, 2004 was $230.0 million. At March 31, 2004 interest rates had been fixed on approximately 84 percent of the Corporation's total debt, including the swaps and AltaGas' $100.0 million of medium term notes.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to Management's Discussion and Analysis in AltaGas' 2003 Annual Report.

CAPITAL RESOURCES

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities and cash generated from operations will provide it with sufficient capital resources and liquidity to fund existing operations, future AltaGas Income Trust distributions, and certain acquisition and expansion opportunities in 2004. A description of the AltaGas' credit facilities can be found in Notes 7 and 8 to the consolidated financial statements included in AltaGas' 2003 Annual Report.

The use of debt or equity funding is determined on the basis of capital structure. AltaGas' capital structure is determined by considering the norms and risks associated with each of its business components and segments. AltaGas funds all subsidiary borrowings.

At March 31, 2004, AltaGas had total debt outstanding of $394.3 million, compared to $396.9 million at December 31, 2003. This $2.6 million debt reduction, after investing activities of $18.4 million and dividends of $5.1 million demonstrates the cash flow generation capability of AltaGas' assets. AltaGas' debt to total capitalization ratio decreased to 51.5 percent at March 31, 2004 from 52.2 percent at December 31, 2003. As an income trust, AltaGas will continue to decrease debt as a proportion of its capital structure and will target a debt to total capitalization ratio between 45 percent and 50 percent.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Corporation has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

RELATED PARTIES

On March 19, 2004 AltaGas purchased 320,000 units of Taylor NGL Limited Partnership (Taylor) at a cost of $2.2 million. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including a fifty percent interest in the Joffre ethane extraction plant. AltaGas owns the other 50 percent interest in that plant. AltaGas' interest in Taylor after this purchase is 18.5 percent.

PROPOSED TRANSACTIONS

On April 29, 2004, AltaGas' shareholders voted in favour of reorganizing AltaGas' business into an income trust. The Plan of Arrangement received court approval on April 30, 2004 and was effective May 1, 2004. The AltaGas Income Trust began trading on the Toronto Stock Exchange on May 5, 2004 under the trading symbol ALA.UN. As a mutual fund trust, AltaGas Income Trust owns AltaGas' business and will make regular monthly cash distributions to unitholders.

On March 18, 2004, AltaGas announced that it had entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) to acquire BP's 48 2/3 percent interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The transaction is expected to close during the second quarter of 2004 after the receipt of provincial government approval of the transfer of operator licenses to AltaGas.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2004, the Company prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. The Company has determined the effectiveness of the hedges are well above thresholds required in the provisions and therefore there has been no impact on the consolidated financial statements.

Also effective January 1, 2004, AltaGas retroactively adopted the provisions of the CICA Handbook Section 3870 regarding stock based compensation and other stock based payments, which results in expensing of stock options granted to employees. Implementation of this Section resulted in a decrease to the first quarter 2004 net income of $0.1 million and an adjustment to shareholders' equity accounts of $0.5 million.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Company's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For further information on these critical accounting estimates, refer to Management's Discussion and Analysis in AltaGas' 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices, particularly in the power component and interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power component. Power Pool monthly average spot prices ranged in the first quarter of 2004 from $45.46 per MWh to $56.51 per MWh. Through the use of financial hedges on the portion of its portfolio deemed optimal by management, AltaGas moderated the impact of this volatility.

OUTSTANDING SHARE DATA

AltaGas common and preferred shares outstanding at March 31, 2004 were 45,927,793, up from 45,716,844 at December 31, 2003. The most significant change during the period related to the issue of shares for cash on the exercise of options. At March 31, 2003 45,331,342 common and preferred shares were outstanding.

Under the terms of the restructuring of AltaGas into an Income Trust effective May 1, 2004, AltaGas securityholders exchanged their shares in the company for mutual fund trust units and eligible securityholders also received exchangeable units that are exchangeable into mutual fund trust units on a one for one basis. At May 1, 2004 a total of 45,928,293 units were outstanding comprising 3,394,216 Limited Partnership #1 exchangeable units, 8,866,009 Limited Partnership #2 exchangeable units and 33,668,068 mutual fund trust units. The mutual fund trust units trade on the TSX under the symbol ALA.UN. The exchangeable units do not trade on the TSX.

Holders of limited partnership units issued under the reorganization are reminded that in order to obtain tax-deferred treatment (in full or in part) with respect to the transfer of your common shares of AltaGas Services Inc., there is a requirement to complete the applicable income tax election form(s) and submit that form (or those forms) to Computershare Trust Company of Canada within 90 days of May 1, 2004, as more particularly set forth in Section 2.4 of the Plan of Arrangement attached as Schedule A to Appendix C to the Information Circular and Proxy Statement of AltaGas Services Inc. dated March 26, 2004.

ALTAGAS SERVICES INC.
CONSOLIDATED BALANCE SHEETS

($ thousands)

	March 31 2004 (unaudited)	December 31 2003
ASSETS		
Current assets		
Accounts receivable	**$ 86,046**	$ 88,463
Inventory	**321**	1,879
Other	**1,569**	5,806
	87,936	96,148
Capital assets	**683,741**	677,911
Energy services arrangements and contracts	**99,541**	101,035
Goodwill	**18,860**	18,860
Future income taxes	**207**	208
Investments and other assets	**26,991**	25,098
	$ 917,276	$ 919,260
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 65,946**	$ 74,726
Short-term debt	**10,582**	4,493
Other	**8,491**	7,857
	85,019	87,076
Long-term debt	**383,732**	392,358
Asset retirement obligations	**14,230**	13,962
Future income taxes	**63,058**	62,537
	461,020	468,857
Shareholders' equity		
Share capital (note 3)	**269,826**	268,040
Contributed surplus (note 2)	**468**	-
Retained earnings	**100,943**	95,287
	371,237	363,327
	$ 917,276	$ 919,260

See accompanying notes to the consolidated financial statements

ALTAGAS SERVICES INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(unaudited)

($ thousands except per share amounts)	Three months ended March 31	
	2004	2003 (restated, note 6)
REVENUE		
Operating	**$ 193,129**	$ 203,456
Other	**390**	22
	193,519	203,478
EXPENSES		
Cost of sales	**136,329**	149,112
Operating and administrative	**26,048**	23,727
Amortization	**9,990**	9,762
	172,367	182,601
Operating income	**21,152**	20,877
Interest expense		
Short-term debt	**107**	697
Long-term debt	**5,428**	4,853
Income before income taxes	**15,617**	15,327
Income taxes	**4,578**	5,087
Net income	**11,039**	10,240
Retained earnings, beginning of period	**95,287**	74,256
Change in accounting policy (note 2)	**(332)**	
Dividends	**(5,051)**	(3,627)
Retained earnings, end of period	**$ 100,943**	$ 80,869
Net income per share (note 3)		
Basic	**$ 0.24**	$ 0.23
Diluted	**$ 0.24**	$ 0.22

See accompanying notes to the consolidated financial statements

ALTAGAS SERVICES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

($ thousands)	Three months ended March 31	
	2004	2003 (restated, note 6)
Cash from operations		
Net income	$ **11,039**	$ 10,240
Items not involving cash:		
Amortization	**9,990**	9,762
Accretion of asset retirement obligations	**183**	219
Stock option compensation (note 2)	**136**	-
Future income taxes	**521**	1,603
Loss on sale of assets and investments	**77**	2
Equity income	**(453)**	(24)
Other	**65**	136
Funds generated from operations	**21,558**	21,938
Decrease in deferred revenue and other	**-**	7
Net change in non-cash working capital	**2,613**	8,792
	24,171	30,737
Investing activities		
Acquisition of capital assets	**(16,483)**	(9,074)
Disposition of capital assets	**-**	196
Acquisition of energy services arrangements and contracts	**(12)**	(14)
Acquisition of investments and other assets	**(2,173)**	(425)
Disposition of investments and other assets	**300**	1,480
	(18,368)	(7,837)
Financing activities		
Decrease in operating loans	**(2,538)**	(19,945)
Dividends	**(5,051)**	(3,627)
Net proceeds from issuance of common shares (note 3)	**1,786**	672
	(5,803)	(22,900)
Change in cash	**-**	-
Cash, beginning of period	**-**	-
Cash, end of period	$ **-**	$ -

See accompanying notes to the consolidated financial statements

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
($ thousands except per share amounts or where otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of AltaGas Services Inc. (the Company) have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Company's annual consolidated financial statements for the fiscal year ended December 31, 2003, except as noted below in note 2. These interim consolidated financial statements for the quarter ending March 31, 2004 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in AltaGas' 2003 Annual Report.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants standard for accounting for stock-based compensation ("Section 3870"), which requires the use of the fair value method to account for stock options. Based on the Black-Scholes option valuation model, stock options are valued at the date of the grant and recognized as compensation expense over their expected life.

This change in accounting policy has been adopted retroactively without prior period restatement. In accordance with Section 3870, only stock options issued on, or after, the initial adoption date of the section are recognized in the financial statements. No compensation expense is recorded for stock options issued and outstanding prior to January 1, 2002. This change in accounting policy resulted in a reduction of opening retained earnings for 2004 and a charge to income in the first quarter of 2004 as presented below as increases (decreases) in the affected categories of the Consolidated Balance Sheets and Consolidated Statements of Income and Retained Earnings.

		March 31 2004
Consolidated Balance Sheet		
Contributed surplus	$	468
Opening retained earnings		(332)
Consolidated Income Statement		
Operating and administrative	$	136

3. SHARE CAPITAL

Authorized:

- an unlimited number of common shares without nominal or par value.
- an unlimited number of preferred shares without nominal or par value.

Common Shares Issued:	Number of Shares	Amount
December 31, 2003	36,716,844	$ 179,076
Issued for cash on exercise of options	208,949	1,747
Issued for compensation	2,000	39
March 31, 2004	**36,927,793**	**$ 180,862**

Preferred Shares Issued:	Number of Shares	Amount
December 31, 2003 and March 31, 2004	**9,000,000**	**$ 88,964**
Total shares issued	**45,927,793**	**$ 269,826**

The Company has an employee stock option plan under which both employees and directors are eligible to receive grants. At March 31, 2004 3,800,000 common shares were reserved for issuance under the plan. To March 31, 2004 options granted under the plan generally had a term of ten years to expiry and vested no longer than over a four year period. Options outstanding under the plan have a weighted average exercise price of $9.31 and a weighted average remaining contractual life of 8.29 years.

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, December 31, 2003	1,506,362	$ 8.74
Granted	107,000	15.07
Exercised	(208,949)	8.37
Cancelled	(19,925)	7.24
Stock options outstanding, March 31, 2004	**1,384,488**	**$ 9.31**
Exercisable at March 31, 2004	**451,025**	**$ 7.53**

The basic number of shares outstanding for the three months ended March 31, 2004 was 45.9 million (March 31, 2003 - 45.3 million) and the diluted number of shares outstanding for the three months ended March 31, 2004 was 46.6 million (March 31, 2003 - 45.7 million).

4. RELATED PARTY TRANSACTIONS

During 2003, AltaGas acquired a 19.2 percent interest in the outstanding limited partnership units of Taylor NGL Limited Partnership ("Taylor") for total consideration of $18.1 million.

On March 18, 2004, AltaGas purchased an additional 320,000 limited partnership units of Taylor for $2.2 million. The purchase resulted in a dilution of AltaGas' ownership in Taylor to 18.5 percent and an unrealized dilutive gain of $192 thousand.

5.

5. SEGMENTED INFORMATION

AltaGas is a midstream energy company with a portfolio of assets and services used to move energy from the source to the end-user. The Company has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end users and related services.

For the three months ended March 31, 2004	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Intersegment Elimination**	**Total**
Revenue	**$ 44,692**	**$ 133,409**	**$ 48,129**	**$ (32,711)**	**$ 193,519**
Cost of sales	**(6,900)**	**(123,649)**	**(38,387)**	**32,607**	**(136,329)**
Operating and administrative expenses	**(19,545)**	**(2,332)**	**(4,275)**	**104**	**(26,048)**
Amortization	**(6,276)**	**(2,132)**	**(1,582)**	**-**	**(9,990)**
Operating income	**$ 11,971**	**$ 5,296**	**$ 3,885**	**$ -**	**$ 21,152**
Net additions to capital assets	**$ 12,107**	**$ 302**	**$ 1,845**		**$ 14,254**
Segment assets	**$ 629,007**	**$ 154,126**	**$ 134,143**		**$ 917,276**

For the three months ended March 31, 2003 (restated, note 6)	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Intersegment Elimination**	**Total**
Revenue	$ 43,367	$ 148,803	$ 58,274	$ (46,966)	$ 203,478
Cost of sales	(9,133)	(139,121)	(47,710)	46,852	(149,112)
Operating and administrative expenses	(18,515)	(1,551)	(3,775)	114	(23,727)
Amortization	(6,052)	(2,168)	(1,542)	-	(9,762)
Operating income	$ 9,667	$ 5,963	$ 5,247	$ -	$ 20,877
Net additions to capital assets	$ 5,270	$ 859	$ 1,395		$ 7,524
Segment assets	$ 596,220	$ 176,680	$ 145,754		$ 918,654

6. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Prior periods have been restated for the impacts of the December 31, 2003 adoption of CICA Handbook Section on accounting for asset retirement obligations.

7. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

8. SUBSEQUENT EVENTS

On April 29, 2004, AltaGas' shareholders voted in favour of reorganizing AltaGas' business into an income trust. The Plan of Arrangement received regulatory and court approvals on April 30, 2004 and the Trust began trading on the Toronto Stock Exchange on May 5, 2004 under the trading symbol ALA.UN. As a new open-ended investment trust, AltaGas Income Trust owns AltaGas' existing business and will make regular monthly cash distributions to unitholders.

On March 18, 2004, AltaGas announced that it entered into a purchase and sale agreement with BP Canada Energy Resources Company ("BP") to acquire BP's 48 2/3 percent interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The transaction is expected to close during the second quarter of 2004 after the receipt of provincial government approval of the transfer of operator licenses to AltaGas.

OTHER INFORMATION

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q1/04	Q4/03	Q3/03	Q2/03	Q1/03
Revenue					
Gathering and Processing					
Field gathering and processing	**27.8**	29.0	26.5	24.8	25.1
Extraction	**10.4**	10.3	8.8	8.6	12.1
Transmission	**7.0**	6.7	6.7	6.4	6.2
Intercomponent elimination	**(0.5)**	(0.5)	(0.9)	(0.5)	(0.1)
Energy Services	**133.4**	125.1	114.1	121.1	148.8
Natural Gas Distribution(1)	**48.1**	34.7	12.9	23.5	58.3
Intersegment elimination	**(32.7)**	(26.3)	(10.2)	(15.3)	(47.0)
	193.5	179.0	157.9	168.6	203.4
Net revenue					
Gathering and Processing					
Field gathering and processing	**27.8**	29.0	26.5	24.8	25.1
Extraction	**3.5**	3.6	2.2	2.3	3.0
Transmission	**7.0**	6.7	6.7	6.4	6.2
Intercomponent elimination	**(0.5)**	(0.5)	(0.9)	(0.5)	(0.1)
Energy Services	**9.8**	13.1	14.0	12.5	9.7
Natural Gas Distribution(1)	**9.7**	9.2	4.9	5.8	10.6
Intersegment elimination	**(0.1)**	(0.1)	(0.1)	(0.1)	(0.1)
	57.2	61.0	53.3	51.2	54.4
Operating income					
Gathering and Processing	**12.0**	13.5	10.2	9.0	9.7
Energy Services	**5.3**	8.7	9.5	8.3	6.0
Natural Gas Distribution(1)	**3.9**	3.7	(0.5)	0.3	5.2
	21.2	25.9	19.2	17.6	20.9

(1) Q2 and Q3 2003 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.
Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q1/04	Q4/03	Q3/03	Q2/03	Q1/03
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) (1)	**901**	861	835	838	847
Processed throughput (gross Mmcf/d) (2)	**560**	523	514	510	535
Capacity utilization (percent) (1)	**62**	61	62	61	63
Average working interest (percent) (1)	**87**	90	88	88	88
Extraction					
Inlet capacity (Mmcf/d) (1)	**349**	349	349	349	349
Production (Bbls/d) (2)	**9,047**	8,182	5,440	6,195	6,416
Transmission volumes (Mmcf/d) (2)(4)	**396**	403	347	321	319
Energy Services					
Volume of power sold (thousands of MWh)	**863**	873	872	861	660
Price received on the sale of power ($/MWh) (2)	**45.78**	46.97	48.28	46.55	46.07
Average Alberta Power Pool prices ($/MWh) (2)	**48.78**	54.78	62.39	50.88	83.85
Natural Gas Distribution(5)					
Customers	**59,528**	59,543	58,941	58,671	58,700
Volume of natural gas distributed					
Sales (Bcf) (6)	**5.5**	4.5	1.3	2.1	5.9
Transportation (Bcf)	**3.0**	3.0	2.6	2.2	1.9
Degree day variance (percent) (3)	**2.0**	3.4	(5.9)	15.4	9.2

(1) At period end.
(2) Quarter average.
(3) Variance from 20-year average. Positive variances are favourable.
(4) Excludes condensate transmission volumes.
(5) Excludes Inuvik Gas Ltd. and Heritage Gas Limited operating statistics.
(6) Q2 and Q3 2003 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.

DIVIDENDS

On January 11, 2001 the Corporation declared its first quarterly cash dividend per fully paid common share and participating share in the capital stock of the Company, which was paid on March 31, 2001. No dividends were paid on any shares of AltaGas from the date of its incorporation to the end of December 2000. The following table summarizes AltaGas' dividend history.

(dollars)	**2004**	2003	2002	2001
First quarter	**$ 0.11**	$ 0.08	$ 0.06	$ 0.03
Second quarter	not applicable	0.08	0.06	0.03
Third quarter	not applicable	0.11	0.08	0.06
Fourth quarter	not applicable	0.11	0.08	0.06
	$ 0.11	$ 0.38	$ 0.28	$ 0.18

On April 29, 2004, AltaGas announced that AltaGas Income Trust will commence monthly distributions on June 15, 2004 to holders of Trust Units and holders of Exchangeable Units of record on May 25, 2004. The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

Distribution levels will be reviewed periodically by the Board of Directors giving consideration to AltaGas' growth-related initiatives, financial position, financing requirements, cash flow and other relevant factors.

EARNINGS COVERAGE RATIO

The following table sets forth AltaGas Services Inc.'s earnings coverage ratio which is provided in connection with its continuous offering of medium term notes. The financial ratio has been calculated based on Canadian generally accepted accounting principles.

	March 31 2004	December 31 2003
Earnings coverage on short and long term debt	**3.8 x**	3.8x

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour
Net revenue	gross revenue less the costs of the purchase of natural gas for resale and the costs to purchase power under power purchase arrangements

When used in this report, the words "outlook", "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as result of new information or future events.

Certification of Interim Filings during Transition Period

I, DAVID W. CORNHILL, Chairman and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Services Inc. (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2004

(signed) "David W. Cornhill"

David W. Cornhill

Chairman and Chief Executive Officer

(31)

Certification of Interim Filings during Transition Period

I, PATRICIA M. NEWSON, Senior Vice President and Chief Financial Officer of AltaGas Services Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Services Inc. (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2004

(signed) "Patricia M. Newson"
Patricia M. Newson
Senior Vice President and Chief Financial Officer



Q1
2004

ALTAGAS GENERATES RECORD FIRST QUARTER EARNINGS OF $11.0 MILLION

CALGARY, Alberta - May 12, 2004 - TSX: ALA.UN

FIRST QUARTER 2004 HIGHLIGHTS

(All financial figures are in Canadian dollars unless otherwise stated.)

- AltaGas Services Inc. delivered record first quarter net income of $11.0 million or $0.24 per share, compared to $10.2 million or $0.23 per share for the same period of 2003. Net income growth for the first quarter of 2004 reflects increased throughput in the Gathering and Processing and Energy Services segments, partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

- Funds generated from operations for the first quarter of 2004 were $21.6 million compared to $21.9 million the first quarter of 2003. These cash flows were used to fund investment of $18.4 million, dividends of $5.1 million and reduce AltaGas Services Inc.'s total debt by $2.6 million during the quarter. As a result of the debt reduction, AltaGas Services Inc.'s debt to total capitalization ratio decreased to 51.5 percent from 52.2 percent at December 31, 2003.

- Commenting on the quarter, David Cornhill, Chairman and Chief Executive Officer, said "We had a very solid first quarter in all of our businesses. Producers have been extremely active in many of AltaGas' operating areas and we have seen the result of this activity in record tie-in rates for the quarter." Mr. Cornhill added, "We expect pricing and operations to improve in all of our segments and that, looking forward, every quarter this year will surpass last year."

- On April 29, 2004, the securityholders of AltaGas Services Inc. voted 99.9 percent in favour of a plan of arrangement to reorganize the business of AltaGas Services Inc. into an income trust called AltaGas Income Trust (Trust). The plan of arrangement was approved by the Court of Queen's Bench of Alberta on April 30, 2004, and was effected on May 1, 2004. The Plan of Arrangement allowed for securityholders to receive either Trust Units or limited partnership units (Exchangeable Units) that are exchangeable into Trust Units on a one-for-one basis. The Trust currently has approximately 33.7 million Trust Units and 12.2 million Exchangeable Units issued and outstanding. The income trust structure will allow the Trust to reduce future cash tax liability at the corporate level thereby increasing the amount of cash available for distribution to unitholders.

- The Trust will commence monthly distributions on June 15, 2004 to holders of Trust Units and Exchangeable Units of record on May 25, 2004. The amount of the distribution on that date will be $0.15 for each Trust Unit and each Exchangeable Unit. The Trust's Units began trading on May 5, 2004 on the Toronto Stock Exchange (TSX) under the trading symbol ALA.UN. The Exchangeable Units do not trade on the TSX.

- Commenting on the re-organization, David Cornhill, Chairman and Chief Executive Officer, said, "On April 1, 2004, AltaGas Services Inc. celebrated its tenth anniversary as an operating company. We are very proud of the value we have created over the past ten years and we are confident that our change in structure will enhance the value creation opportunities that AltaGas is pursuing. As AltaGas Income Trust, our discipline will continue and our fundamental business strategy will remain the same, based on the acquisition and expansion of infrastructure-based midstream assets. We expect to continue to be efficiently managed by the same qualified team of professionals that has grown AltaGas into a leader in the Canadian midstream industry. We will remain financially conservative, focused on operational excellence, and we will continue to grow our business."

- On March 18, 2004, AltaGas Services Inc. announced that it has entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) to acquire BP's 48 2/3 percent interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The acquisition, expected to close during the second quarter of 2004, will increase AltaGas' net extraction processing capacity to 539 Mmcf/d.

CONSOLIDATED FINANCIAL HIGHLIGHTS

($ millions)	Three months ended March 31 2004	2003 (4)
Revenue	193.5	203.4
Net revenue (1)	57.2	54.4
EBITDA (2)	31.2	30.7
Net income	11.0	10.2
Funds generated from operations	21.6	21.9

Results per share (dollars except number of shares)	2004	2003 (4)
EBITDA (2)	0.68	0.68
Net income	0.24	0.23
Funds generated from operations	0.47	0.48
Dividends paid per share	0.11	0.08
Basic shares outstanding for the period (millions) (3)	45.9	45.3
Shares outstanding at period end (millions)	45.9	45.3

Certain comparative figures have been reclassified to conform to the current financial presentation.

(1) Net revenue is gross revenue less the costs of the purchase of natural gas for resale and the costs to purchase power under power purchase arrangements.
(2) Earnings before interest expense, income taxes, and amortization. EBITDA is provided to assist investors in determining the ability of AltaGas to generate cash from operations. This measure does not have any standardized meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
(3) Based on the weighted average number of shares outstanding for the period.
(4) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. AltaGas has over $900 million of assets and a market capitalization of approximately $950 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. AltaGas provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

FOR FURTHER INFORMATION CONTACT:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

When used in this press release, the words "anticipate," "estimate," and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis dated May 12, 2004 should be read in conjunction with the accompanying unaudited consolidated financial statements of AltaGas Services Inc. (AltaGas or the Company) for the three months ended March 31, 2004 and the notes thereto and with the Management's Discussion and Analysis contained in the Company's annual report for the year ended December 31, 2003.

Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management viewpoint. Such disclosure is subject to the reasonable constraints of maintaining the confidentiality of certain information which, if published would probably have an adverse impact on the competitive position of the Corporation.

On April 29, 2004, AltaGas' shareholders voted in favour of reorganizing AltaGas' business into an income trust. The Plan of Arrangement received court approval on April 30, 2004 and was effective May 1, 2004. The AltaGas Income Trust (the Trust) began trading on the Toronto Stock Exchange on May 5, 2004 under the trading symbol ALA.UN.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Operating Results	Three months ended March 31	
($ millions)	2004	2003[1]
Revenue	193.5	203.4
Net revenue[2]	57.2	54.4
Net income	11.0	10.2
Funds generated from operations[2]	21.6	21.9
Net additions to capital assets	14.3	7.5

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations
(2) Non-GAAP financial measure. See discussion below

Common Share Statistics	Three months ended March 31	
(dollars except number of shares)	2004	2003
Net income per share[1]	$ 0.24	$ 0.23
Dividends per share[1]	$ 0.11	$ 0.08
Common and preferred shares outstanding (millions)		
Basic	45.9	45.3
End of period	45.9	45.3

(1) Per share amounts are based on the basic number of shares outstanding during the period.

AltaGas' first quarter 2004 net income is the highest the Company has earned in a first quarter of a year since formation and continues the growth trend achieved throughout the Corporation's 10 year history.

Revenue for the first quarter of 2004 is 5 percent lower than the same period last year due mainly to the lower average prices received for natural gas and power sold in the Natural Gas Distribution and Energy Services segments.

Net revenue, which is gross revenue less cost of sales, increased 5 percent for the first quarter 2004 compared to first quarter 2003. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of goods sold.

Volumes in the Gathering and Processing segment increased in all operating components. In the Energy Services segment, power component volumes were higher quarter over quarter, due to the addition on April 1, 2003 of volumes from the Genesee energy contract. Natural Gas Distribution volumes at AltaGas Utilities Inc. declined slightly year over year due to warmer average weather in 2004

versus 2003, offsetting an increase in the customer base. Heritage Gas activated its natural gas distribution system on December 20, 2003 and served its first customer on December 23, 2003. AltaGas' 24.9 percent share of Heritage Gas' net earnings did not have a material impact on the consolidated results in the first quarter of 2004.

AltaGas' earnings before interest, taxes and amortization increased 2 percent for the quarter ended March 31, 2004 compared to the same quarter of 2003. Amortization expense was up 2 percent, due mainly to Gathering and Processing segment acquisitions and expansions during 2003 and the first quarter of 2004.

Lower average debt levels and higher interest rates resulted in effectively flat interest expense when compared to the same period in 2003.

Income tax expense for the first quarter of 2004 is less than reported for the same period of 2003 even though income before tax was higher. The income of the company is subject to a variety of tax rates and rate reductions currently and in the future. The consolidated income tax rate varies from quarter to quarter depending on the mix and the anticipated timing of the income stream being subject to taxation. The lower first quarter 2004 income tax rate is a result of federal reductions mid year 2003, a provincial rate reduction arising out of the March 19, 2004 Alberta Budget and a higher relative proportion of income arising from the Gathering and Processing segment which attracts a lower current rate.

Financial results for the balance of 2004 are expected to continue to strengthen in the Gathering and Processing segment. Drilling activity in the majority of the company's operating areas is expected to remain strong given the favorable commodity pricing environment. In addition, the pursuit of exploitation opportunities in existing operating areas and improved processes are all expected to increase processed volumes. In the Energy Services segment, power prices are expected to be higher providing improved results on the unhedged portion of the company's power portfolio.

Non-GAAP Financial Measures

The company provides certain financial measures in this Management Discussion and Analysis that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other companies.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated in accordance with previous disclosures by the Company. All amounts are in millions of dollars unless otherwise noted.

	Three months ended March 31		
Funds Generated From Operations	2004	2003	% Change
Non-GAAP financial measure	21.6	21.9	(1)
Add (deduct): Net change in non-cash working capital	2.6	8.8	(70)
Cash from operations (GAAP financial measure)	24.2	30.7	(21)

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Corporation's working capital in the period.

	Three months ended March 31		
Net Revenue	2004	2003	% Change
Non-GAAP financial measure	57.2	54.4	5
Add: Cost of goods sold	136.3	149.0	(9)
Revenue (GAAP financial measure)	193.5	203.4	(5)

Net revenue is provided in the extraction component and the Natural Gas Distribution and Energy Services segments as net revenue better reflects organic growth in the business than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of goods sold. This reconciliation shows the difference between revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three months ended March 31		
($ millions, unless otherwise noted)	2004	2003[1]	% Change
Gathering and Processing	12.0	9.7	24
Energy Services	5.3	6.0	(12)
Natural Gas Distribution	3.9	5.2	(25)
	21.2	20.9	1

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements on accounting for asset retirement obligations

Operating income in the Gathering and Processing segment in the first quarter 2004 showed significant improvement when compared to the same period in 2003, while operating income from the Energy Services and Natural Gas Distribution segments was lower than in the same quarter of the prior year. Key drivers for the business results of each segment are discussed at the component level in the information below.

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, and in the "other" component AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three months ended March 31		
($ millions, unless otherwise noted)	2004	2003[1]	% Change
Revenue	44.7	43.3	3
Net revenue	37.8	34.2	11
Operating and administrative	19.5	18.4	6
Amortization expense	6.3	6.1	3
Operating income	12.0	9.7	24

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements on accounting for asset retirement obligations

Operating Statistics	Three months ended March 31		
	2004	2003	% Change
Field gathering and processing			
Capacity (Mmcf/d)	901	847	6
Throughput (gross Mmcf/d)[2]	560	535	5
Capacity utilization (percent)[2]	62	63	(2)
Average working interest (percent)[1]	87	88	(1)
Extraction			
Inlet capacity (Mmcf/d)	349	349	-
Production (Bbls/d)	9,047	6,416	41
Transmission volumes (Mmcf/d) [2][3]	396	319	24

(1) As at March 31

(2) First quarter average

(3) Excludes condensate pipeline volumes

AltaGas' natural gas processing capacity ranks it as one of the top ten Canadian processors of natural gas and one of the top four largest Canadian midstream processors. The Gathering and Processing segment includes more than 6000 kilometers of gathering lines, 69 processing facilities, interests in four extraction facilities and six transmission pipelines. These long-life assets provide service to a diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are generally volume driven. Future opportunities derive from the requirement that all natural gas must be processed to meet downstream pipeline specifications en route to the end user. With its extensive gathering infrastructure and the ability to quickly redeploy assets due to the mobile nature of its field gathering and processing plant, the Company is well positioned to offer producers quick access to markets for their natural gas.

For the three months ended March 31, 2004 net revenue for AltaGas' Gathering and Processing segment was $37.8 million, compared to $34.2 million for the first quarter of 2003. Net revenue growth in this segment was the result of increased volumes in the field gathering and processing, extraction and transmission components.

Volumes processed in the field gathering and processing component in the first quarter of 2004 rose due to the December, 2003 acquisition of the Rainbow Lake facilities in northwestern Alberta and from the record number of well tie-ins experienced during the quarter. Gas drilling activity in the Western Canadian Sedimentary Basin continued to strengthen during the first quarter of 2004. A record 155 wells were tied in to AltaGas' field gathering and processing facilities compared with 85 during the same period in 2003. Previous strong tie-in activity, along with the new volumes from the Rainbow Lake facility acquisition more than offset normal natural production declines and increased AltaGas' gross average throughput to 560 Mmcf/d during the first quarter of 2004 compared to 535 Mmcf/d during the first quarter of 2003. These volume increases resulted in field gathering and processing net revenue of $26.5 million in the first quarter of 2004 compared to $24.3 million during the same period in 2003.

During the first quarter of 2004, AltaGas continued its program of internal expansion, completing three development projects in its field gathering and processing areas. At Martin Creek, booster compression was installed, which will increase throughput by 5 Mmcf/d. At the company's Doris facilities, construction of a pipeline was completed that will open up new access to processing areas and increase throughput by 4 Mmcf/d, with the potential to double by year-end. During the quarter, AltaGas also purchased the remaining 25 percent of its Namaka facility, bringing ownership to 100 percent. All three development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to potential fluctuating throughput declines.

In the extraction component, processed volumes for the first quarter of 2004 increased to 9,047 Bbls/d of ethane and natural gas liquids (NGLs) compared to an average of 6,416 Bbls/d for the same period in 2003. The higher average production for the first three months of 2004 is a result of modifications to the Empress EnCana extraction facility that increased ethane production effective the fourth quarter of 2003 and the full quarter impact of the Joffre ethane extraction plant commissioning,which was commissioned during the first quarter of 2003. As a result of the higher volumes, net revenue for the extraction component grew 18 percent during the first quarter of 2004 compared to the first quarter of 2003, reaching $3.5 million.

Extraction continues to be a vital link in AltaGas' midstream energy value chain and AltaGas is committed to growing its extraction asset portfolio. Late in the first quarter of 2004, AltaGas entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) for BP's 48 2/3 percent interest in the Edmonton Ethane Extraction Plant (EEEP) located at Edmonton, Alberta. The plant has a licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The $46.0 million acquisition, expected to close during the second quarter of 2004, increases AltaGas' net extraction processing capacity to 539 Mmcf/d. AltaGas' share of plant products will be sold under long term contracts and a long term gas supply contract provides secure feedstock supply to EEEP.

During the first quarter of 2004, net revenue in AltaGas' transmission component grew 13 percent to $7.0 million from $6.2 million in the first quarter of 2003. AltaGas' total average transmission volumes increased to 396 Mmcf/d for the first quarter of 2004 from 319 Mmcf/d for the same period in 2003. This is primarily a result of increased drilling and completion activities in the Suffield area.

Net additions to capital assets in the Gathering and Processing segment were $10.9 million during the first quarter of 2004, up from $5.3 million in 2003. In 2004, $8.7 million was invested in acquisitions and expansions, including approximately $7.0 million for a deposit on BP Canada Energy Resources Company's 48 2/3 percent interest in EEEP. The balance of $2.2 million in 2004 was spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines.

ENERGY SERVICES

The Energy Services segment is comprised of the power services, gas services and oil and gas production components. The financial results of the power services component account for 94 percent of overall segment financial results and as such the commentary in this section will be restricted to the contributions from power services.

Financial Results	Three months ended March 31		
($ millions, unless otherwise noted)	2004	2003	% Change
Revenue	133.4	148.8	(10)
Net revenue(1)	9.8	9.7	1
Operating income(2)	5.3	6.0	(12)

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics	Three months ended March 31		
	2004	2003	% Change
Volume of power sold (thousands of MWh)	863	660	31
Average price received on the sale of power ($/MWh)(1)	45.78	46.07	(1)
Alberta Power Pool average spot price ($/MWh)(1)	48.78	83.85	(42)

(1) Average for the period

The Energy Services segment generated net revenue of $9.8 million for the first quarter of 2004 compared to $9.7 million for the same period in 2003. In the first quarter of 2004 AltaGas had 453 megawatts of power capacity which represents approximately 6 percent of Alberta's power capacity. Power supply was 100 megawatts higher than first quarter of 2003 as a result of the addition of the Genesee energy contract volumes on April 1, 2003.

Increases in revenues in this segment resulting from the additional volumes were partially offset by higher transmission and interconnection charges from Sundance B, outages at both the Sundance and Genesee plants during the first quarter of 2004 and to true ups on transmission charges by the Alberta Electric System Operator (AESO or the Operator - formerly the Transmission Authority). AESO is entitled to recover or refund variances between revenues collected through transmission charges and expenses incurred by the Operator through true up adjustments calculated quarterly. For first quarter of 2004, the adjustment resulted in a charge to income while in the first quarter of 2003 the adjustment was in AltaGas' favour.

AltaGas does not engage in speculative trading of power but reduces its exposure to power price volatility by using a balanced portfolio of contracts to lock in power margins. The average price AltaGas received from power sales in the first quarter of 2004 was $45.78 per MWh compared to $46.07 per MWh in the first quarter of 2003. Average Alberta Power Pool spot prices were $48.78 per MWh and $83.85 per MWh in the first quarters 2004 and 2003 respectively.

In this segment, the Corporation also reports the results of the oil and gas production component and the gas services component. AltaGas is not in the business of exploration and development of natural gas reserves. However, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AltaGas Utilities or AUI), AltaGas' one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

Financial Results

($ millions, unless otherwise noted)	Three months ended March 31 2004	2003	% Change
Revenue	48.1	58.3	(17)
Net revenue[1]	9.7	10.6	(8)
Operating income[2]	3.9	5.2	(25)

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics[1]

	Three months ended March 31 2004	2003	% Change
Volume of natural gas distributed			
Sales (Bcf)	5.5	5.9	(7)
Transportation (Bcf)	3.0	1.9	58
Degree day variance (percent)[2]	2.0	9.2	(78)
Number of customers[3]	59,528	58,700	1

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At March 31

In the first quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $9.7 million compared to $10.6 million for the same period in 2003. This decrease is due partially to warmer weather in 2004 compared to the first quarter of 2003 and to the impact of completion of negotiations on AUI's general rate application filed with the Alberta utilities regulator. AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated cost of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service, less accumulated deprecation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity. The recent negotiations resulted in final allowable rates for interest expense and return on equity lower than AUI anticipated and a charge to net income of $0.5 million in the first quarter of 2004 related to previously recorded 2003 results.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

Net additions to capital assets in the Natural Gas Distribution segment were $1.8 million during the quarter ended March 31, 2004 compared to $1.4 million for the same period in 2003. Of the additions in 2004, $1.0 million were related to costs associated with routine system betterment projects and new business development.

LIQUIDITY

Funds generated from operations were $21.6 million in the first quarter of 2004 compared to $21.9 million for the same period in 2003.

In the first quarter of 2004 $16.5 million of the funds generated from operations were used to acquire and expand facilities, up slightly from $9.1 million in the first quarter of 2003. AltaGas invested $2.2 million in the first quarter of 2004 to acquire additional Taylor NGL Limited Partnership units. Dividend payments in first quarter 2004 of $5.1 million were higher than the first quarter 2003 payments of $3.6 million due to the strength and sustainability of AltaGas earnings.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. The total amount of debt with variable interest rates that was fixed through interest rate swaps at March 31, 2004 was $230.0 million. At March 31, 2004 interest rates had been fixed on approximately 84 percent of the Corporation's total debt, including the swaps and AltaGas' $100.0 million of medium term notes.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to Management's Discussion and Analysis in AltaGas' 2003 Annual Report.

CAPITAL RESOURCES

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities and cash generated from operations will provide it with sufficient capital resources and liquidity to fund existing operations, future AltaGas Income Trust distributions, and certain acquisition and expansion opportunities in 2004. A description of the AltaGas' credit facilities can be found in Notes 7 and 8 to the consolidated financial statements included in AltaGas' 2003 Annual Report.

The use of debt or equity funding is determined on the basis of capital structure. AltaGas' capital structure is determined by considering the norms and risks associated with each of its business components and segments. AltaGas funds all subsidiary borrowings.

At March 31, 2004, AltaGas had total debt outstanding of $394.3 million, compared to $396.9 million at December 31, 2003. This $2.6 million debt reduction, after investing activities of $18.4 million and dividends of $5.1 million demonstrates the cash flow generation capability of AltaGas' assets. AltaGas' debt to total capitalization ratio decreased to 51.5 percent at March 31, 2004 from 52.2 percent at December 31, 2003. As an income trust, AltaGas will continue to decrease debt as a proportion of its capital structure and will target a debt to total capitalization ratio between 45 percent and 50 percent.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Corporation has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

RELATED PARTIES

On March 19, 2004 AltaGas purchased 320,000 units of Taylor NGL Limited Partnership (Taylor) at a cost of $2.2 million. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including a fifty percent interest in the Joffre ethane extraction plant. AltaGas owns the other 50 percent interest in that plant. AltaGas' interest in Taylor after this purchase is 18.5 percent.

PROPOSED TRANSACTIONS

On April 29, 2004, AltaGas' shareholders voted in favour of reorganizing AltaGas' business into an income trust. The Plan of Arrangement received court approval on April 30, 2004 and was effective May 1, 2004. The AltaGas Income Trust began trading on the Toronto Stock Exchange on May 5, 2004 under the trading symbol ALA.UN. As a mutual fund trust, AltaGas Income Trust owns AltaGas' business and will make regular monthly cash distributions to unitholders.

On March 18, 2004, AltaGas announced that it had entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) to acquire BP's 48 2/3 percent interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The transaction is expected to close during the second quarter of 2004 after receipt of the provincial government approval of the transfer of operator licenses to AltaGas.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2004, the Company prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. The Company has determined the effectiveness of the hedges are well above thresholds required in the provisions and therefore there has been no impact on the consolidated financial statements.

Also effective January 1, 2004, AltaGas retroactively adopted the provisions of the CICA Handbook Section 3870 regarding stock based compensation and other stock based payments, which results in expensing of stock options granted to employees. Implementation of this Section resulted in a decrease to the first quarter 2004 net income of $0.1 million and an adjustment to shareholders' equity accounts of $0.5 million.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Company's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For further information on these critical accounting estimates, refer to Management's Discussion and Analysis in AltaGas' 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices particularly in the power component and interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power component. Power Pool monthly average spot prices ranged in the first quarter of 2004 from $45.46 per MWh to $56.51 per MWh. Through the use of financial hedges on the portion of its portfolio deemed optimal by management, AltaGas moderated the impact of this volatility.

OUTSTANDING SHARE DATA

AltaGas common and preferred shares outstanding at March 31, 2004 were 45,927,793, up from 45,716,844 at December 31, 2003. The most significant change during the period related to the issue of shares for cash on the exercise of options. At March 31, 2003 45,331,342 common and preferred shares were outstanding.

Under the terms of the restructuring of AltaGas into an Income Trust effective May 1, 2004, AltaGas securityholders exchanged their shares in the company for mutual fund trust units and eligible securityholders also received exchangeable units that are exchangeable into mutual fund trust units on a one for one basis. At May 1, 2004 a total of 45,928,293 units were outstanding comprising 3,394,216 Limited Partnership #1 exchangeable units, 8,866,009 Limited Partnership #2 exchangeable units and 33,668,068 mutual fund trust units. The mutual fund trust units trade on the TSX under the symbol ALA.UN. The exchangeable units do not trade on the TSX.

Holders of limited partnership units issued under the reorganization are reminded that in order to obtain tax-deferred treatment (in full or in part) with respect to the transfer of your common shares of AltaGas Services Inc., there is a requirement to complete the applicable income tax election form(s) and submit that form (or those forms) to Computershare Trust Company of Canada within 90 days of May 1, 2004, as more particularly set forth in Section 2.4 of the Plan of Arrangement attached as Schedule A to Appendix C to the Information Circular and Proxy Statement of AltaGas Services Inc. dated March 26, 2004.

($ thousands)	March 31 2004 (unaudited)	December 31 2003
ASSETS		
Current assets		
Accounts receivable	$ 86,046	$ 88,463
Inventory	321	1,879
Other	1,569	5,806
	87,936	96,148
Capital assets	683,741	677,911
Energy services arrangements and contracts	99,541	101,035
Goodwill	18,860	18,860
Future income taxes	207	208
Investments and other assets	26,991	25,098
	$ 917,276	$ 919,260
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 65,946	$ 74,726
Short-term debt	10,582	4,493
Other	8,491	7,857
	85,019	87,076
Long-term debt	383,732	392,358
Asset retirement obligations	14,230	13,962
Future income taxes	63,058	62,537
	461,020	468,857
Shareholders' equity		
Share capital (note 3)	269,826	268,040
Contributed surplus (note 2)	468	-
Retained earnings	100,943	95,287
	371,237	363,327
	$ 917,276	$ 919,260

See accompanying notes to the consolidated financial statements

Unaudited ($ thousands except per share amounts)	Three months ended March 31 2004	2003 (restated, note 6)
REVENUE		
Operating	$ 193,129	$ 203,456
Other	390	22
	193,519	203,478
EXPENSES		
Cost of sales	136,329	149,112
Operating and administrative	26,048	23,727
Amortization	9,990	9,762
	172,367	182,601
Operating income	21,152	20,877
Interest expense		
Short-term debt	107	697
Long-term debt	5,428	4,853
Income before income taxes	15,617	15,327
Income taxes	4,578	5,087
Net income	11,039	10,240
Retained earnings, beginning of period	95,287	74,256
Change in accounting policy (note 2)	(332)	
Dividends	(5,051)	(3,627)
Retained earnings, end of period	$ 100,943	$ 80,869
Net income per share (note 3)		
Basic	$ 0.24	$ 0.23
Diluted	$ 0.24	$ 0.22

See accompanying notes to the consolidated financial statements

Unaudited ($ thousands)	Three months ended March 31 2004	2003 (restated, note 6)
Cash from operations		
Net income	$ 11,039	$ 10,240
Items not involving cash:		
Amortization	9,990	9,762
Accretion of asset retirement obligations	183	219
Stock option compensation (note 2)	136	-
Future income taxes	521	1,603
Loss on sale of assets and investments	77	2
Equity income	(453)	(24)
Other	65	136
Funds generated from operations	21,558	21,938
Decrease in deferred revenue and other	-	7
Net change in non-cash working capital	2,613	8,792
	24,171	30,737
Investing Activities		
Acquisition of capital assets	(16,483)	(9,074)
Disposition of capital assets	-	196
Acquisition of energy services arrangements and contracts	(12)	(14)
Acquisition of investments and other assets	(2,173)	(425)
Disposition of investments and other assets	300	1,480
	(18,368)	(7,837)
Financing Activities		
Decrease in operating loans	(2,538)	(19,945)
Dividends	(5,051)	(3,627)
Net proceeds from issuance of common shares (note 3)	1,786	672
	(5,803)	(22,900)
Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -

See accompanying notes to the consolidated financial statements

($ thousands except per share amounts or where otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of AltaGas Services Inc. (the Company) have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Company's annual consolidated financial statements for the fiscal year ended December 31, 2003, except as noted below in note 2. These interim consolidated financial statements for the quarter ending March 31, 2004 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in AltaGas' 2003 Annual Report.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants standard for accounting for stock-based compensation ("Section 3870"), which requires the use of the fair value method to account for stock options. Based on the Black-Scholes option valuation model, stock options are valued at the date of the grant and recognized as compensation expense over their expected life.

This change in accounting policy has been adopted retroactively without prior period restatement. In accordance with Section 3870, only stock options issued on, or after, the initial adoption date of the section are recognized in the financial statements. No compensation expense is recorded for stock options issued and outstanding prior to January 1, 2002. This change in accounting policy resulted in a reduction of opening retained earnings for 2004 and a charge to income in the first quarter of 2004 as presented below as increases (decreases) in the affected categories of the Consolidated Balance Sheets and Consolidated Statements of Income and Retained Earnings.

		March 31 2004
Consolidated Balance Sheet		
Contributed surplus	$	468
Opening retained earnings		(332)
Consolidated Income Statement		
Operating and administrative	$	136

3. SHARE CAPITAL

Authorized:

- an unlimited number of common shares without nominal or par value.
- an unlimited number of preferred shares without nominal or par value.

Common Shares Issued:

	Number of Shares		Amount
December 31, 2003	36,716,844	$	179,076
Issued for cash on exercise of options	208,949		1,747
Issued for compensation	2,000		39
March 31, 2004	36,927,793	$	180,862

Preferred Shares Issued:

	Number of Shares		Amount
December 31, 2003 and March 31, 2004	9,000,000	$	88,964
Total shares issued	45,927,793	$	269,826

The Company has an employee stock option plan under which both employees and directors are eligible to receive grants. At March 31, 2004 3,800,000 common shares were reserved for issuance under the plan. To March 31, 2004 options granted under the plan generally had a term of ten years to expiry and vested no longer than over a four year period. Options outstanding under the plan have a weighted average exercise price of $9.31 and a weighted average remaining contractual life of 8.29 years.

	Number of Options		Weighted Average Exercise Price
Stock options outstanding, December 31, 2003	1,506,362	$	8.74
Granted	107,000		15.07
Exercised	(208,949)		8.37
Cancelled	(19,925)		7.24
Stock options outstanding, March 31, 2004	1,384,488	$	9.31
Exercisable March 31, 2004	451,025	$	7.53

The basic number of shares outstanding for the three months ended March 31, 2004 was 45.9 million (March 31, 2003 - 45.3 million) and the diluted number of shares outstanding for the three months ended March 31, 2004 was 46.6 million (March 31, 2003 - 45.7 million).

4. RELATED PARTY TRANSACTIONS

During 2003, AltaGas acquired a 19.2 percent interest in the outstanding limited partnership units of Taylor NGL Limited Partnership ("Taylor") for total consideration of $18.1 million.

On March 18, 2004, AltaGas purchased an additional 320,000 limited partnership units of Taylor for $2.2 million. The purchase resulted in a dilution of AltaGas' ownership in Taylor to 18.5 percent and an unrealized dilutive gain of $192 thousand.

5. SEGMENTED INFORMATION

AltaGas is a midstream energy company with a portfolio of assets and services used to move energy from the source to the end-user. The Company has three reportable segments:

Gathering and Processing - natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services - power services, gas services and oil and natural gas production.

Natural Gas Distribution - natural gas distribution to end users and related services.

SEGMENTED INFORMATION *continued*

For the three months ended March 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 44,692	$ 133,409	$ 48,129	$ (32,711)	$ 193,519
Cost of sales	(6,900)	(123,649)	(38,387)	32,607	(136,329)
Operating and administrative expenses	(19,545)	(2,332)	(4,275)	104	(26,048)
Amortization	(6,276)	(2,132)	(1,582)	–	(9,990)
Operating income	$ 11,971	$ 5,296	$ 3,885	$ –	$ 21,152
Net additions to capital assets	$ 12,107	$ 302	$ 1,845		$ 14,254
Segment assets	$ 629,007	$ 154,126	$ 134,143		$ 917,276

For the three months ended March 31, 2003 (restated, note 6)	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 43,367	$ 148,803	$ 58,274	$ (46,966)	$ 203,478
Cost of sales	(9,133)	(139,121)	(47,710)	46,852	(149,112)
Operating and administrative expenses	(18,515)	(1,551)	(3,775)	114	(23,727)
Amortization	(6,052)	(2,168)	(1,542)	–	(9,762)
Operating income	$ 9,667	$ 5,963	$ 5,247	$ –	$ 20,877
Net additions to capital assets	$ 5,270	$ 859	$ 1,395		$ 7,524
Segment assets	$ 596,220	$ 176,680	$ 145,754		$ 918,654

6. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Prior periods have been restated for the impacts of the December 31, 2003 adoption of CICA Handbook Section on accounting for asset retirement obligations.

7. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

8. SUBSEQUENT EVENTS

On April 29, 2004, AltaGas' shareholders voted in favour of reorganizing AltaGas' business into an income trust. The Plan of Arrangement received regulatory and court approvals on April 30, 2004 and the Trust began trading on the Toronto Stock Exchange on May 5, 2004 under the trading symbol ALA.UN. As a new open-ended investment trust, AltaGas Income Trust owns AltaGas' existing business and will make regular monthly cash distributions to unitholders.

On March 18, 2004, AltaGas announced that it entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) to acquire BP's 48 2/3 percent interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The transaction is expected to close during the second quarter of 2004 after the receipt of provincial government approval of the transfer of operator licenses to AltaGas.

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q1/04	Q4/03	Q3/03	Q2/03	Q1/03
Revenue					
Gathering and Processing					
Field gathering and processing	27.8	29.0	26.5	24.8	25.1
Extraction	10.4	10.3	8.8	8.6	12.1
Transmission	7.0	6.7	6.7	6.4	6.2
Intercomponent elimination	(0.5)	(0.5)	(0.9)	(0.5)	(0.1)
Energy Services	133.4	125.1	114.1	121.1	148.8
Natural Gas Distribution[1]	48.1	34.7	12.9	23.5	58.3
Intersegment elimination	(32.7)	(26.3)	(10.2)	(15.3)	(47.0)
	193.5	179.0	157.9	168.6	203.4
Net revenue					
Gathering and Processing					
Field gathering and processing	27.8	29.0	26.5	24.8	25.1
Extraction	3.5	3.6	2.2	2.3	3.0
Transmission	7.0	6.7	6.7	6.4	6.2
Intercomponent elimination	(0.5)	(0.5)	(0.9)	(0.5)	(0.1)
Energy Services	9.8	13.1	14.0	12.5	9.7
Natural Gas Distribution[1]	9.7	9.2	4.9	5.8	10.6
Intersegment elimination	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
	57.2	61.0	53.3	51.2	54.4
Operating income					
Gathering and Processing	12.0	13.5	10.2	9.0	9.7
Energy Services	5.3	8.7	9.5	8.3	6.0
Natural Gas Distribution[1]	3.9	3.7	(0.5)	0.3	5.2
	21.2	25.9	19.2	17.6	20.9

(1) Q2 and Q3 2003 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.

Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q1/04	Q4/03	Q3/03	Q2/03	Q1/03
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) [1]	901	861	835	838	847
Processed throughput (gross Mmcf/d) [2]	560	523	514	510	535
Capacity utilization (percent) [1]	62	61	62	61	63
Average working interest (percent) [1]	87	90	88	88	88
Extraction					
Inlet capacity (Mmcf/d) [1]	349	349	349	349	349
Production (Bbls/d) [2]	9,047	8,182	5,440	6,195	6,416
Transmission volumes (Mmcf/d) [2][4]	396	403	347	321	319
Energy Services					
Volume of power sold (thousands of MWh)	863	873	872	861	660
Price received on the sale of power ($/MWh) [2]	45.78	46.97	48.28	46.55	46.07
Average Alberta Power Pool prices ($/MWh) [2]	48.78	54.78	62.39	50.88	83.85
Natural Gas Distribution[5]					
Customers	59,528	59,543	58,941	58,671	58,700
Volume of natural gas distributed					
Sales (Bcf) [6]	5.5	4.5	1.3	2.1	5.9
Transportation (Bcf)	3.0	3.0	2.6	2.2	1.9
Degree day variance (percent) [3]	2.0	3.4	(5.9)	15.4	9.2

(1) At period end.
(2) Quarter average.
(3) Variance from 20-year average. Positive variances are favourable.
(4) Excludes condensate transmission volumes.
(5) Excludes Inuvik Gas Ltd. and Heritage Gas Limited operating statistics.
(6) Q2 and Q3 2003 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.

DIVIDENDS

On January 11, 2001 the Corporation declared its first quarterly cash dividend per fully paid common share and participating share in the capital stock of the Company, which was paid on March 31, 2001. No dividends were paid on any shares of AltaGas from the date of its incorporation to the end of December 2000. The following table summarizes AltaGas' dividend history.

(dollars)	2004	2003	2002	2001
First quarter	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	not applicable	0.08	0.06	0.03
Third quarter	not applicable	0.11	0.08	0.06
Fourth quarter	not applicable	0.11	0.08	0.06
	$ 0.11	$ 0.38	$ 0.28	$ 0.18

On April 29, 2004, AltaGas announced that AltaGas Income Trust will commence monthly distributions on June 15, 2004 to holders of Trust Units and holders of Exchangeable Units of record on May 25, 2004. The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

Distribution levels will be reviewed periodically by the Board of Directors giving consideration to AltaGas' growth-related initiatives, financial position, financing requirements, cash flow and other relevant factors.

EARNINGS COVERAGE RATIO

The following table sets forth AltaGas Services Inc.'s earnings coverage ratio which is provided in connection with its continuous offering of medium term notes. The financial ratio has been calculated based on Canadian generally accepted accounting principles.

	March 31 2004	December 31 2003
Earnings coverage on short and long term debt	3.8 x	3.8x

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour
Net revenue	gross revenue less the costs of the purchase of natural gas for resale and the costs to purchase power under power purchase arrangements

When used in this report, the words "outlook", "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as result of new information or future events.

AltaGas
#1700, 355 - 4th Ave S.W.
Calgary, Alberta, Canada
T2P 0J1

Ph: (403) 691-7575
Fax: (403) 691-7576
www.altagas.ca

REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis dated May 12, 2004 should be read in conjunction with the accompanying unaudited consolidated financial statements of AltaGas Services Inc. (AltaGas or the Company) for the three months ended March 31, 2004 and the notes thereto and with the Management's Discussion and Analysis contained in the Company's annual report for the year ended December 31, 2003.

Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management viewpoint. Such disclosure is subject to the reasonable constraints of maintaining the confidentiality of certain information which, if published would probably have an adverse impact on the competitive position of the Corporation.

On April 29, 2004, AltaGas' shareholders voted in favour of reorganizing AltaGas' business into an income trust. The Plan of Arrangement received court approval on April 30, 2004 and was effective May 1, 2004. The AltaGas Income Trust (the Trust) began trading on the Toronto Stock Exchange on May 5, 2004 under the trading symbol ALA.UN.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Operating Results	Three months ended March 31	
($ millions)	2004	2003[1]
Revenue	193.5	203.4
Net revenue[2]	57.2	54.4
Net income	11.0	10.2
Funds generated from operations[2]	21.6	21.9
Net additions to capital assets	14.3	7.5

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations
(2) Non-GAAP financial measure. See discussion below

Common Share Statistics	Three months ended March 31	
(dollars except number of shares)	2004	2003
Net income per share[1]	$ 0.24	$ 0.23
Dividends per share[1]	$ 0.11	$ 0.08
Common and preferred shares outstanding (millions)		
Basic	45.9	45.3
End of period	45.9	45.3

(1) Per share amounts are based on the basic number of shares outstanding during the period.

AltaGas' first quarter 2004 net income is the highest the Company has earned in a first quarter of a year since formation and continues the growth trend achieved throughout the Corporation's 10 year history.

Revenue for the first quarter of 2004 is 5 percent lower than the same period last year due mainly to the lower average prices received for natural gas and power sold in the Natural Gas Distribution and Energy Services segments.

Net revenue, which is gross revenue less cost of sales, increased 5 percent for the first quarter 2004 compared to first quarter 2003. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of goods sold.

Volumes in the Gathering and Processing segment increased in all operating components. In the Energy Services segment, power component volumes were higher quarter over quarter, due to the addition on April 1, 2003 of volumes from the Genesee energy contract. Natural Gas Distribution volumes at AltaGas Utilities Inc. declined slightly year over year due to warmer average weather in 2004

versus 2003, offsetting an increase in the customer base. Heritage Gas activated its natural gas distribution system on December 20, 2003 and served its first customer on December 23, 2003. AltaGas' 24.9 percent share of Heritage Gas' net earnings did not have a material impact on the consolidated results in the first quarter of 2004.

AltaGas' earnings before interest, taxes and amortization increased 2 percent for the quarter ended March 31, 2004 compared to the same quarter of 2003. Amortization expense was up 2 percent, due mainly to Gathering and Processing segment acquisitions and expansions during 2003 and the first quarter of 2004.

Lower average debt levels and higher interest rates resulted in effectively flat interest expense when compared to the same period in 2003.

Income tax expense for the first quarter of 2004 is less than reported for the same period of 2003 even though income before tax was higher. The income of the company is subject to a variety of tax rates and rate reductions currently and in the future. The consolidated income tax rate varies from quarter to quarter depending on the mix and the anticipated timing of the income stream being subject to taxation. The lower first quarter 2004 income tax rate is a result of federal reductions mid year 2003, a provincial rate reduction arising out of the March 19, 2004 Alberta Budget and a higher relative proportion of income arising from the Gathering and Processing segment which attracts a lower current rate.

Financial results for the balance of 2004 are expected to continue to strengthen in the Gathering and Processing segment. Drilling activity in the majority of the company's operating areas is expected to remain strong given the favorable commodity pricing environment. In addition, the pursuit of exploitation opportunities in existing operating areas and improved processes are all expected to increase processed volumes. In the Energy Services segment, power prices are expected to be higher providing improved results on the unhedged portion of the company's power portfolio.

Non-GAAP Financial Measures

The company provides certain financial measures in this Management Discussion and Analysis that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other companies.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated in accordance with previous disclosures by the Company. All amounts are in millions of dollars unless otherwise noted.

	Three months ended March 31		
Funds Generated From Operations	2004	2003	% Change
Non-GAAP financial measure	21.6	21.9	(1)
Add (deduct): Net change in non-cash working capital	2.6	8.8	(70)
Cash from operations (GAAP financial measure)	24.2	30.7	(21)

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Corporation's working capital in the period.

	Three months ended March 31		
Net Revenue	2004	2003	% Change
Non-GAAP financial measure	57.2	54.4	5
Add: Cost of goods sold	136.3	149.0	(9)
Revenue (GAAP financial measure)	193.5	203.4	(5)

Net revenue is provided in the extraction component and the Natural Gas Distribution and Energy Services segments as net revenue better reflects organic growth in the business than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of goods sold. This reconciliation shows the difference between revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three months ended March 31		
($ millions, unless otherwise noted)	2004	2003[1]	% Change
Gathering and Processing	12.0	9.7	24
Energy Services	5.3	6.0	(12)
Natural Gas Distribution	3.9	5.2	(25)
	21.2	20.9	1

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements on accounting for asset retirement obligations

Operating income in the Gathering and Processing segment in the first quarter 2004 showed significant improvement when compared to the same period in 2003, while operating income from the Energy Services and Natural Gas Distribution segments was lower than in the same quarter of the prior year. Key drivers for the business results of each segment are discussed at the component level in the information below.

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, and in the "other" component AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three months ended March 31		
($ millions, unless otherwise noted)	2004	2003[1]	% Change
Revenue	44.7	43.3	3
Net revenue	37.8	34.2	11
Operating and administrative	19.5	18.4	6
Amortization expense	6.3	6.1	3
Operating income	12.0	9.7	24

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements on accounting for asset retirement obligations

Operating Statistics	Three months ended March 31		
	2004	2003	% Change
Field gathering and processing			
Capacity (Mmcf/d)	901	847	6
Throughput (gross Mmcf/d)[2]	560	535	5
Capacity utilization (percent)[2]	62	63	(2)
Average working interest (percent)[1]	87	88	(1)
Extraction			
Inlet capacity (Mmcf/d)	349	349	-
Production (Bbls/d)	9,047	6,416	41
Transmission volumes (Mmcf/d) [2][3]	396	319	24

(1) As at March 31

(2) First quarter average

(3) Excludes condensate pipeline volumes

AltaGas' natural gas processing capacity ranks it as one of the top ten Canadian processors of natural gas and one of the top four largest Canadian midstream processors. The Gathering and Processing segment includes more than 6000 kilometers of gathering lines, 69 processing facilities, interests in four extraction facilities and six transmission pipelines. These long-life assets provide service to a diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are generally volume driven. Future opportunities derive from the requirement that all natural gas must be processed to meet downstream pipeline specifications en route to the end user. With its extensive gathering infrastructure and the ability to quickly redeploy assets due to the mobile nature of its field gathering and processing plant, the Company is well positioned to offer producers quick access to markets for their natural gas.

For the three months ended March 31, 2004 net revenue for AltaGas' Gathering and Processing segment was $37.8 million, compared to $34.2 million for the first quarter of 2003. Net revenue growth in this segment was the result of increased volumes in the field gathering and processing, extraction and transmission components.

Volumes processed in the field gathering and processing component in the first quarter of 2004 rose due to the December, 2003 acquisition of the Rainbow Lake facilities in northwestern Alberta and from the record number of well tie-ins experienced during the quarter. Gas drilling activity in the Western Canadian Sedimentary Basin continued to strengthen during the first quarter of 2004. A record 155 wells were tied in to AltaGas' field gathering and processing facilities compared with 85 during the same period in 2003. Previous strong tie-in activity, along with the new volumes from the Rainbow Lake facility acquisition more than offset normal natural production declines and increased AltaGas' gross average throughput to 560 Mmcf/d during the first quarter of 2004 compared to 535 Mmcf/d during the first quarter of 2003. These volume increases resulted in field gathering and processing net revenue of $26.5 million in the first quarter of 2004 compared to $24.3 million during the same period in 2003.

During the first quarter of 2004, AltaGas continued its program of internal expansion, completing three development projects in its field gathering and processing areas. At Martin Creek, booster compression was installed, which will increase throughput by 5 Mmcf/d. At the company's Doris facilities, construction of a pipeline was completed that will open up new access to processing areas and increase throughput by 4 Mmcf/d, with the potential to double by year-end. During the quarter, AltaGas also purchased the remaining 25 percent of its Namaka facility, bringing ownership to 100 percent. All three development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to potential fluctuating throughput declines.

In the extraction component, processed volumes for the first quarter of 2004 increased to 9,047 Bbls/d of ethane and natural gas liquids (NGLs) compared to an average of 6,416 Bbls/d for the same period in 2003. The higher average production for the first three months of 2004 is a result of modifications to the Empress EnCana extraction facility that increased ethane production effective the fourth quarter of 2003 and the full quarter impact of the Joffre ethane extraction plant commissioning,which was commissioned during the first quarter of 2003. As a result of the higher volumes, net revenue for the extraction component grew 18 percent during the first quarter of 2004 compared to the first quarter of 2003, reaching $3.5 million.

Extraction continues to be a vital link in AltaGas' midstream energy value chain and AltaGas is committed to growing its extraction asset portfolio. Late in the first quarter of 2004, AltaGas entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) for BP's 48 2/3 percent interest in the Edmonton Ethane Extraction Plant (EEEP) located at Edmonton, Alberta. The plant has a licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The $46.0 million acquisition, expected to close during the second quarter of 2004, increases AltaGas' net extraction processing capacity to 539 Mmcf/d. AltaGas' share of plant products will be sold under long term contracts and a long term gas supply contract provides secure feedstock supply to EEEP.

During the first quarter of 2004, net revenue in AltaGas' transmission component grew 13 percent to $7.0 million from $6.2 million in the first quarter of 2003. AltaGas' total average transmission volumes increased to 396 Mmcf/d for the first quarter of 2004 from 319 Mmcf/d for the same period in 2003. This is primarily a result of increased drilling and completion activities in the Suffield area.

Net additions to capital assets in the Gathering and Processing segment were $10.9 million during the first quarter of 2004, up from $5.3 million in 2003. In 2004, $8.7 million was invested in acquisitions and expansions, including approximately $7.0 million for a deposit on BP Canada Energy Resources Company's 48 2/3 percent interest in EEEP. The balance of $2.2 million in 2004 was spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines.

ENERGY SERVICES

The Energy Services segment is comprised of the power services, gas services and oil and gas production components. The financial results of the power services component account for 94 percent of overall segment financial results and as such the commentary in this section will be restricted to the contributions from power services.

Financial Results

($ millions, unless otherwise noted)	Three months ended March 31 2004	2003	% Change
Revenue	133.4	148.8	(10)
Net revenue[1]	9.8	9.7	1
Operating income[2]	5.3	6.0	(12)

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics

	Three months ended March 31 2004	2003	% Change
Volume of power sold (thousands of MWh)	863	660	31
Average price received on the sale of power ($/MWh)[1]	45.78	46.07	(1)
Alberta Power Pool average spot price ($/MWh)[1]	48.78	83.85	(42)

(1) Average for the period

The Energy Services segment generated net revenue of $9.8 million for the first quarter of 2004 compared to $9.7 million for the same period in 2003. In the first quarter of 2004 AltaGas had 453 megawatts of power capacity which represents approximately 6 percent of Alberta's power capacity. Power supply was 100 megawatts higher than first quarter of 2003 as a result of the addition of the Genesee energy contract volumes on April 1, 2003.

Increases in revenues in this segment resulting from the additional volumes were partially offset by higher transmission and interconnection charges from Sundance B, outages at both the Sundance and Genesee plants during the first quarter of 2004 and to true ups on transmission charges by the Alberta Electric System Operator (AESO or the Operator - formerly the Transmission Authority). AESO is entitled to recover or refund variances between revenues collected through transmission charges and expenses incurred by the Operator through true up adjustments calculated quarterly. For first quarter of 2004, the adjustment resulted in a charge to income while in the first quarter of 2003 the adjustment was in AltaGas' favour.

AltaGas does not engage in speculative trading of power but reduces its exposure to power price volatility by using a balanced portfolio of contracts to lock in power margins. The average price AltaGas received from power sales in the first quarter of 2004 was $45.78 per MWh compared to $46.07 per MWh in the first quarter of 2003. Average Alberta Power Pool spot prices were $48.78 per MWh and $83.85 per MWh in the first quarters 2004 and 2003 respectively.

In this segment, the Corporation also reports the results of the oil and gas production component and the gas services component. AltaGas is not in the business of exploration and development of natural gas reserves. However, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AltaGas Utilities or AUI), AltaGas' one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

Financial Results	Three months ended March 31		
($ millions, unless otherwise noted)	2004	2003	% Change
Revenue	48.1	58.3	(17)
Net revenue[1]	9.7	10.6	(8)
Operating income[2]	3.9	5.2	(25)

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics[1]	Three months ended March 31		
	2004	2003	% Change
Volume of natural gas distributed			
Sales (Bcf)	5.5	5.9	(7)
Transportation (Bcf)	3.0	1.9	58
Degree day variance (percent)[2]	2.0	9.2	(78)
Number of customers[3]	59,528	58,700	1

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At March 31

In the first quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $9.7 million compared to $10.6 million for the same period in 2003. This decrease is due partially to warmer weather in 2004 compared to the first quarter of 2003 and to the impact of completion of negotiations on AUI's general rate application filed with the Alberta utilities regulator. AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated cost of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service, less accumulated deprecation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity. The recent negotiations resulted in final allowable rates for interest expense and return on equity lower than AUI anticipated and a charge to net income of $0.5 million in the first quarter of 2004 related to previously recorded 2003 results.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

Net additions to capital assets in the Natural Gas Distribution segment were $1.8 million during the quarter ended March 31, 2004 compared to $1.4 million for the same period in 2003. Of the additions in 2004, $1.0 million were related to costs associated with routine system betterment projects and new business development.

LIQUIDITY

Funds generated from operations were $21.6 million in the first quarter of 2004 compared to $21.9 million for the same period in 2003.

In the first quarter of 2004 $16.5 million of the funds generated from operations were used to acquire and expand facilities, up slightly from $9.1 million in the first quarter of 2003. AltaGas invested $2.2 million in the first quarter of 2004 to acquire additional Taylor NGL Limited Partnership units. Dividend payments in first quarter 2004 of $5.1 million were higher than the first quarter 2003 payments of $3.6 million due to the strength and sustainability of AltaGas earnings.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. The total amount of debt with variable interest rates that was fixed through interest rate swaps at March 31, 2004 was $230.0 million. At March 31, 2004 interest rates had been fixed on approximately 84 percent of the Corporation's total debt, including the swaps and AltaGas' $100.0 million of medium term notes.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to Management's Discussion and Analysis in AltaGas' 2003 Annual Report.

CAPITAL RESOURCES

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities and cash generated from operations will provide it with sufficient capital resources and liquidity to fund existing operations, future AltaGas Income Trust distributions, and certain acquisition and expansion opportunities in 2004. A description of the AltaGas' credit facilities can be found in Notes 7 and 8 to the consolidated financial statements included in AltaGas' 2003 Annual Report.

The use of debt or equity funding is determined on the basis of capital structure. AltaGas' capital structure is determined by considering the norms and risks associated with each of its business components and segments. AltaGas funds all subsidiary borrowings.

At March 31, 2004, AltaGas had total debt outstanding of $394.3 million, compared to $396.9 million at December 31, 2003. This $2.6 million debt reduction, after investing activities of $18.4 million and dividends of $5.1 million demonstrates the cash flow generation capability of AltaGas' assets. AltaGas' debt to total capitalization ratio decreased to 51.5 percent at March 31, 2004 from 52.2 percent at December 31, 2003. As an income trust, AltaGas will continue to decrease debt as a proportion of its capital structure and will target a debt to total capitalization ratio between 45 percent and 50 percent.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Corporation has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

RELATED PARTIES

On March 19, 2004 AltaGas purchased 320,000 units of Taylor NGL Limited Partnership (Taylor) at a cost of $2.2 million. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including a fifty percent interest in the Joffre ethane extraction plant. AltaGas owns the other 50 percent interest in that plant. AltaGas' interest in Taylor after this purchase is 18.5 percent.

PROPOSED TRANSACTIONS

On April 29, 2004, AltaGas' shareholders voted in favour of reorganizing AltaGas' business into an income trust. The Plan of Arrangement received court approval on April 30, 2004 and was effective May 1, 2004. The AltaGas Income Trust began trading on the Toronto Stock Exchange on May 5, 2004 under the trading symbol ALA.UN. As a mutual fund trust, AltaGas Income Trust owns AltaGas' business and will make regular monthly cash distributions to unitholders.

On March 18, 2004, AltaGas announced that it had entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) to acquire BP's 48 2/3 percent interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The transaction is expected to close during the second quarter of 2004 after receipt of the provincial government approval of the transfer of operator licenses to AltaGas.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2004, the Company prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. The Company has determined the effectiveness of the hedges are well above thresholds required in the provisions and therefore there has been no impact on the consolidated financial statements.

Also effective January 1, 2004, AltaGas retroactively adopted the provisions of the CICA Handbook Section 3870 regarding stock based compensation and other stock based payments, which results in expensing of stock options granted to employees. Implementation of this Section resulted in a decrease to the first quarter 2004 net income of $0.1 million and an adjustment to shareholders' equity accounts of $0.5 million.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Company's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For further information on these critical accounting estimates, refer to Management's Discussion and Analysis in AltaGas' 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices particularly in the power component and interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power component. Power Pool monthly average spot prices ranged in the first quarter of 2004 from $45.46 per MWh to $56.51 per MWh. Through the use of financial hedges on the portion of its portfolio deemed optimal by management, AltaGas moderated the impact of this volatility.

OUTSTANDING SHARE DATA

AltaGas common and preferred shares outstanding at March 31, 2004 were 45,927,793, up from 45,716,844 at December 31, 2003. The most significant change during the period related to the issue of shares for cash on the exercise of options. At March 31, 2003 45,331,342 common and preferred shares were outstanding.

Under the terms of the restructuring of AltaGas into an Income Trust effective May 1, 2004, AltaGas securityholders exchanged their shares in the company for mutual fund trust units and eligible securityholders also received exchangeable units that are exchangeable into mutual fund trust units on a one for one basis. At May 1, 2004 a total of 45,928,293 units were outstanding comprising 3,394,216 Limited Partnership #1 exchangeable units, 8,866,009 Limited Partnership #2 exchangeable units and 33,668,068 mutual fund trust units. The mutual fund trust units trade on the TSX under the symbol ALA.UN. The exchangeable units do not trade on the TSX.

Holders of limited partnership units issued under the reorganization are reminded that in order to obtain tax-deferred treatment (in full or in part) with respect to the transfer of your common shares of AltaGas Services Inc., there is a requirement to complete the applicable income tax election form(s) and submit that form (or those forms) to Computershare Trust Company of Canada within 90 days of May 1, 2004, as more particularly set forth in Section 2.4 of the Plan of Arrangement attached as Schedule A to Appendix C to the Information Circular and Proxy Statement of AltaGas Services Inc. dated March 26, 2004.

Computershare

RECEIVED
2004 MAY 10 P 3:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

34

May 14, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs:

Subject: **AltaGas Income Trust**

We confirm that the following material was sent by prepaid mail on May 14, 2004 to those registered holders of Trust Units, AltaGas Holding Limited Partnership No. 1 Class B Units and AltaGas Holding Limited Partnership No. 2 Class B Units of the subject Corporation.

1. First Quarter Report for the period ending March 31, 2004.
2. Letter to Unit holders.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Edward Spence
Assistant Trust Officer
Corporate Trust Department

cc: AltaGas Income Trust
Marilyn Pfaeflin

AltaGas

BY SEDAR May 6, 2004

35

To: **The Securities Commissions or Other Securities Regulatory Authorities in each of the Provinces of Canada**

Re: **AltaGas Services Inc. ("AltaGas") - Results of Special Meeting held on April 29, 2004**

Pursuant to Section 11.3 of National Instrument 51-102 - *Continuous Disclosure Obligations*, please be advised that in connection with the special meeting of AltaGas securityholders held on April 29, 2004, the following matters were considered and approved in the manner set forth below at that meeting:

1. A special resolution approving a plan of arrangement pursuant to Section 192 of the *Canada Business Corporations Act* involving AltaGas, its securityholders and certain other entities whereby AltaGas Income Trust (the "**Trust**") would acquire AltaGas' existing business.

	Total
Votes for	32,579,328
Votes against	46,300
Total Votes Cast	32,625,528
Percentage of Votes in Favour of Resolution	99.86%
Percentage of Votes Against Resolution	0.14%

2. An ordinary resolution approving a trust unit option plan for the Trust.

	Total
Votes for	25,607,609
Votes against	7,239,536
Total Votes Cast	32,847,145
Percentage of Votes in Favour of Resolution	77.96%
Percentage of Votes Against Resolution	22.04%

We trust that you will find the foregoing to be of assistance.

Yours truly,

"David W. Cornhill"

David W. Cornhill
Chairman and Chief Executive
Officer of AltaGas General
Partner Inc., as agent for AltaGas
Income Trust

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST ANNOUNCES PREMIUM DISTRIBUTION™, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLANS

Calgary, Alberta, May 20, 2004 – AltaGas Income Trust ("AltaGas" or the "Trust") is pleased to announce that it has adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan ("trust unitholder plan") for holders ("trust unitholders") of the trust units ("trust units") of AltaGas Income Trust and a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan ("limited partnership unitholder plan") for holders ("limited partnership unitholders") of Class B limited partnership units ("exchangeable units") of either AltaGas Holding Limited Partnership No. 1 or AltaGas Holding Limited Partnership No. 2 (collectively, the "AltaGas LPs").

Trust unitholders and limited partnership unitholders (collectively, the "unitholders") of record on May 25, 2004 may now elect to participate in the trust unitholder plan or the limited partnership unitholder plan (collectively, the "Plans"), as applicable, commencing with the monthly cash distribution or cash payment payable on June 15, 2004. To participate in the applicable Plan, eligible registered unitholders must deliver the appropriate properly completed and signed authorization forms provided by the Trust for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary Time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan.

Beneficial owners of trust units or exchangeable units (i.e. owners of trust units or exchangeable units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their trust units or exchangeable units to provide instructions regarding their participation in the applicable Plan.

Participation in the Plans is subject to proration in certain events.

Premium Distribution™ Component of the Plans

The Plans provide an opportunity for eligible unitholders to elect, under the Premium Distribution™ component, to direct that cash distributions paid by AltaGas in respect of their existing trust units be reinvested or cash payments made by the AltaGas LPs in respect of their exchangeable units be invested in new trust units at 95% of the average market price (as defined in the applicable Plan) of a trust unit on the applicable distribution date and to exchange such new trust units for a premium cash distribution equal to 102% of the cash distribution or cash payment that such unitholders would have otherwise been entitled to receive on such distribution payment date. Canaccord Capital Corporation will act as plan broker under the Premium Distribution™ component of both Plans. Currently, unitholders who are "control persons" under securities legislation are not eligible to participate in the Premium Distribution™ component of either Plan.

Distribution Reinvestment Component of the Plans

The Plans will also enable eligible unitholders to direct cash distributions paid by AltaGas in respect of their existing trust units be reinvested or cash payments made by the AltaGas LPs in respect of their exchangeable units be invested in additional trust units at 95% of the average market price of a trust unit on the applicable distribution date. Additional trust units purchased under either Plan will be credited to an account for the unitholder in accordance with the Plans.

Optional Cash Payment Component of the Plans

The Plans also allow unitholders who participate in either the Premium Distribution™ component or the distribution reinvestment component of the applicable Plan to purchase new trust units from the treasury of AtlaGas at the average market price in minimum amounts of $1,000 per remittance and maximum aggregate amounts of $100,000 per month, all subject to an overall annual limit of trust units that may be purchased in this manner under both Plans of 2% of the outstanding trust units.

Generally, no commissions, service charges or brokerage fees will be payable by unitholders who participate in the Plans, but unitholders should make enquiries with their broker, investment dealer or financial institution through which their trust units or exchangeable units are held as to any policies of such party that would result in any charges, fees or commissions being payable under the applicable Plan.

AltaGas reserves the right to determine how much new equity is available under the Plans on any particular distribution date. Accordingly, participation may be pro-rated in certain circumstances.

Please note that registered and beneficial owners of trust units and registered and beneficial owners of exchangeable units who are not resident in Canada are not eligible to participate in the applicable Plan.

Participation in the applicable Plan does not relieve unitholders of any liability for taxes that may be payable on cash distributions or cash payments. Unitholders should consult their tax advisors concerning the tax implications of their participation in the applicable Plan having regard to their particular circumstances.

Unitholders are encouraged to carefully read the complete text of the applicable Plan before making any decisions regarding their participation in such Plan.

The full text of the Plans, an accompanying series of questions and answers, authorization forms and cash payment forms will be mailed to registered trust unitholders of AltaGas and registered limited partnership unitholders of the AltaGas LPs. Copies of these materials will also be made available on AltaGas' website at www.altagas.ca under the heading "DRIP".

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has over $900 million of assets and a market capitalization of approximately $850 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' trust units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this press release, the words "anticipate", "estimate", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

-30-

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

AltaGas NEWS RELEASE

(37)

ALTAGAS INCOME TRUST ANNOUNCES PREMIUM DISTRIBUTION™, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLANS

Calgary, Alberta, May 20, 2004 – AltaGas Income Trust ("AltaGas" or the "Trust") is pleased to announce that it has adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan ("trust unitholder plan") for holders ("trust unitholders") of the trust units ("trust units") of AltaGas Income Trust and a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan ("limited partnership unitholder plan") for holders ("limited partnership unitholders") of Class B limited partnership units ("exchangeable units") of either AltaGas Holding Limited Partnership No. 1 or AltaGas Holding Limited Partnership No. 2 (collectively, the "AltaGas LPs").

Trust unitholders and limited partnership unitholders (collectively, the "unitholders") of record on May 25, 2004 may now elect to participate in the trust unitholder plan or the limited partnership unitholder plan (collectively, the "Plans"), as applicable, commencing with the monthly cash distribution or cash payment payable on June 15, 2004. To participate in the applicable Plan, eligible registered unitholders must deliver the appropriate properly completed and signed authorization forms provided by the Trust for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary Time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan.

Beneficial owners of trust units or exchangeable units (i.e. owners of trust units or exchangeable units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their trust units or exchangeable units to provide instructions regarding their participation in the applicable Plan.

Participation in the Plans is subject to proration in certain events.

Premium Distribution™ Component of the Plans

The Plans provide an opportunity for eligible unitholders to elect, under the Premium Distribution™ component, to direct that cash distributions paid by AltaGas in respect of their existing trust units be reinvested or cash payments made by the AltaGas LPs in respect of their exchangeable units be invested in new trust units at 95% of the average market price (as defined in the applicable Plan) of a trust unit on the applicable distribution date and to exchange such new trust units for a premium cash distribution equal to 102% of the cash distribution or cash payment that such unitholders would have otherwise been entitled to receive on such distribution payment date. Canaccord Capital Corporation will act as plan broker under the Premium Distribution™ component of both Plans. Currently, unitholders who are "control persons" under securities legislation are not eligible to participate in the Premium Distribution™ component of either Plan.

Distribution Reinvestment Component of the Plans

The Plans will also enable eligible unitholders to direct cash distributions paid by AltaGas in respect of their existing trust units be reinvested or cash payments made by the AltaGas LPs in respect of their exchangeable units be invested in additional trust units at 95% of the average market price of a trust unit on the applicable distribution date. Additional trust units purchased under either Plan will be credited to an account for the unitholder in accordance with the Plans.

Optional Cash Payment Component of the Plans

The Plans also allow unitholders who participate in either the Premium Distribution™ component or the distribution reinvestment component of the applicable Plan to purchase new trust units from the treasury of AtlaGas at the average market price in minimum amounts of $1,000 per remittance and maximum aggregate amounts of $100,000 per month, all subject to an overall annual limit of trust units that may be purchased in this manner under both Plans of 2% of the outstanding trust units.

Generally, no commissions, service charges or brokerage fees will be payable by unitholders who participate in the Plans, but unitholders should make enquiries with their broker, investment dealer or financial institution through which their trust units or exchangeable units are held as to any policies of such party that would result in any charges, fees or commissions being payable under the applicable Plan.

AltaGas reserves the right to determine how much new equity is available under the Plans on any particular distribution date. Accordingly, participation may be pro-rated in certain circumstances.

Please note that registered and beneficial owners of trust units and registered and beneficial owners of exchangeable units who are not resident in Canada are not eligible to participate in the applicable Plan.

Participation in the applicable Plan does not relieve unitholders of any liability for taxes that may be payable on cash distributions or cash payments. Unitholders should consult their tax advisors concerning the tax implications of their participation in the applicable Plan having regard to their particular circumstances.

Unitholders are encouraged to carefully read the complete text of the applicable Plan before making any decisions regarding their participation in such Plan.

The full text of the Plans, an accompanying series of questions and answers, authorization forms and cash payment forms will be mailed to registered trust unitholders of AltaGas and registered limited partnership unitholders of the AltaGas LPs. Copies of these materials will also be made available on AltaGas' website at www.altagas.ca under the heading "DRIP".

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has over $900 million of assets and a market capitalization of approximately $850 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' trust units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this press release, the words "anticipate", "estimate", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

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NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES TRUST UNIT OFFERING

Calgary, Alberta (May 27, 2004) -- AltaGas Income Trust ("AltaGas") (TSE:ALA.UN) announced today that it has filed a preliminary short form prospectus with the securities commissions in each of the provinces of Canada with respect to the issue of Trust Units. AltaGas intends to raise approximately $75 million from the offering which is anticipated to close during the week of June 7, 2004. The syndicate of Underwriters is lead by RBC Capital Markets and Clarus Securities Inc., and includes BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Canaccord Capital Corporation and Peters & Co. Limited. AltaGas has also granted the Underwriters an over-allotment option to purchase up to an additional 10 percent of the issue, exercisable, in whole or in part, within 30 days following the date of closing.

The net proceeds attributable to the sale of Trust Units will be used to reduce bank indebtedness, which may be redrawn and used for general corporate purposes including AltaGas' ongoing capital program, the funding of the Edmonton Ethane Extraction Plant acquisition announced on March 18, 2004 and future acquisitions.

Commenting on the offering, David W. Cornhill, Chairman and Chief Executive Officer of AltaGas Ltd., administrator of AltaGas, said, "This unit offering, our first since our conversion into an income trust on May 1, 2004, will reduce our debt to total capitalization ratio to within our new target range of 45 to 50 percent. With a considerably stronger balance sheet and predictable, long term cash flows generated by our diversified asset base we will continue to be positioned to take advantage of attractive investment opportunities as they arise."

AltaGas Income Trust will commence monthly distributions on June 15, 2004 to holders of Trust Units and Exchangeable Securities of record on May 25, 2004. The amount of the distribution on that date will be $0.15 for each Trust Unit and each Exchangeable Security. It is expected that purchasers of Trust Units under this offering will be eligible to receive the anticipated July 15, 2004 distribution.

Enbridge Inc. (Enbridge) is not participating in this offering of Trust Units. Upon completion of the offering Enbridge is expected to hold a fully diluted ownership interest of approximately 36 percent.

AltaGas announced yesterday that it has executed a letter of intent to purchase the business of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for approximately $22.0 million payable by way of 993,789 Trust Units issued from AltaGas Income Trust treasury plus approximately $1.2 million cash. The transaction is conditional on the execution of a purchase and sale agreement, which is expected to occur prior to July 1, 2004.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has assets totaling almost $950 million and a market capitalization of approximately $900 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this press release, the words "anticipate", "estimate", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

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NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER U.S. WIRE SERVICES.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "1933 Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

Preliminary Short Form Prospectus

New Issue **May 27, 2004**

AltaGas

39

ALTAGAS INCOME TRUST

$●
● Trust Units

This short form prospectus qualifies the distribution of ● trust units ("Units") of AltaGas Income Trust (the "Trust"). The outstanding Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "ALA.UN". On May 26, 2004, the last trading day prior to the announcement of the offering, the closing price of the Units on the TSX was $19.08. The Trust has applied to list the Units offered hereby on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. The price of the Units was determined by negotiation between AltaGas General Partner Inc., on behalf of the Trust, and RBC Dominion Securities Inc., Clarus Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Canaccord Capital Corporation and Peters & Co. Limited (collectively, the "Underwriters").

Price: $● per Unit

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust[(1)]
Per Unit	$●	$●	$●
Total[(2)]	$●	$●	$●

(1) Before deducting expenses of the offering, estimated to be $●, which will be paid from general funds of the Trust.

(2) The Trust has also granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional ● Units at a price of $● per Unit, exercisable in whole or in part, at any time prior to 30 days after the closing of the offering, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the Price to Public, Underwriters' Fee and Net Proceeds to the Trust will be $●, $● and $●, respectively. This short form prospectus qualifies the distribution of the Units issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution."

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about July 15, 2004, provided closing of the offering occurs by June 25, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on June 15, 2004, the record date for which was May 25, 2004.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued and sold by the Trust and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Underwriters may over-allot or effect transactions which stabilize or maintain the market price for the Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution". Definitive Unit certificates will be available for delivery at closing, which is expected to occur on or about June ●, 2004 but in any event not later than ●, 2004.

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. are subsidiaries of Canadian banks that are lenders to AltaGas Ltd. ("AltaGas"), an indirect subsidiary of the Trust, and to which AltaGas is currently indebted. Accordingly, under applicable securities laws, the Trust may be considered a "connected issuer" to RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. See "Relationships Among the Trust, AltaGas and Certain Underwriters."

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. When used in this short form prospectus and the documents incorporated by reference herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this short form prospectus under the heading "Risk Factors". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this short form prospectus and the documents incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this short form prospectus and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this short form prospectus or the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference herein, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this short form prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to the following: the amount and timing of distributions in respect of the Units; treatment under applicable tax legislation; expectations regarding the ability to maintain its competitive position; expectations regarding the ability to raise capital; treatment under governmental regulatory regimes; and commodity prices.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus: general economic conditions in Canada and the United States; industry conditions; governmental regulations; volatility of commodity prices; currency fluctuations; environmental risks; competition; lack of availability of qualified personnel or management; the ability to integrate technological advances and match advances of competition; the availability of capital; and the other factors considered under "Risk Factors".

These factors should not be construed as exhaustive.

GLOSSARY

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the CBCA and an indirect subsidiary of the Trust;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas Services**" means AltaGas Services Inc., a predecessor of AltaGas;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the CBCA, involving, among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"**Budget**" means the Canadian Federal Budget presented in the House of Commons on March 23, 2004;

"**Cash Flow of the Trust**" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less the sum of (iii) all amounts which relate to the redemption of Units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**Exchangeable Securities**" means, collectively, Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the agreement dated as of March 26, 2004 between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which Holding Trust Notes have been, and may in the future be, issued by Holding Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Notes**" means the unsecured subordinated notes issued pursuant to the Holding Trust Note Indenture;

"**NGLs**" means natural gas liquids:

"**Resident**" means a person who is resident in Canada for purposes of the Tax Act;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights

attached to one Unit) equal to the number of outstanding Exchangeable Securities held by registered holders, other than the Trust and its affiliates;

"**Tax Act**" means the *Income Tax Act* (Canada), including the regulations thereunder, as amended from time to time;

"**Trustee**" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"**Unitholders**" means the holders from time to time of Units;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this short form prospectus and the documents incorporated by reference herein, the Trust uses the terms "Cash Flow of the Trust" to refer to the amount of cash that is to be available for distributions to Unitholders. "Cash Flow of the Trust" is not a measure recognized by Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Cash Flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that Cash Flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

ELIGIBILITY FOR INVESTMENT

Based in part upon representations made by AltaGas as to certain factual matters, in the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP, the Units offered hereby will, on the date of closing, be qualified investments under the Tax Act for Exempt Plans and will not, on the date of closing, be foreign property for purposes of the Tax Act.

It is not certain whether the Trust would be a "business income trust" or whether the Units would constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) in the Budget. Under that Budget proposal, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in the Budget proposal. On May 18, 2004, the Minister of Finance (Canada) announced that this Budget proposal will be suspended pending further consultation and review. See "Certain Canadian Federal Income Tax Considerations" and "Risk Factors."

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President, General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Telephone: (403) 691-7540. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust or AltaGas, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of AltaGas Services dated March 18, 2004 (the "**AIF**"), including management's discussion and analysis of the financial condition and operations of AltaGas Services for the year ended December 31, 2003 incorporated by reference therein;

(b) the audited consolidated financial statements of AltaGas Services as at and for the years ended December 31, 2003 and 2002, together with the auditors' report thereon;

(c) the unaudited consolidated financial statements of AltaGas Services as at and for the three months ended March 31, 2004 and 2003;

(d) management's discussion and analysis of the financial condition and operations of AltaGas Services for the three months ended March 31, 2004 and 2003;

(e) the Information Circular and Proxy Statement dated March 26, 2004 relating to the Special Meeting of Securityholders of AltaGas Services held on April 29, 2004 (the "**Information Circular**"), excluding the sections entitled "Report on Employee and Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices";

(f) the material change report of AltaGas Services dated March 22, 2004 with respect to the reorganization of the business of AltaGas Services into an income trust;

(g) the material change report of the Trust dated May 10, 2004 with respect to the completion of reorganization of the business of AltaGas Services into an income trust; and

(h) the material change report of the Trust dated ●, 2004 with respect to the offering.

Any material change reports (except confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding the disclosure in an information circular relating to the downward repricing of options or stock appreciation rights, the composition of the Trust's compensation committee and its report on executive compensation, the performance graph and corporate governance practices) filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ALTAGAS INCOME TRUST

General

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust was established for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses and such other investments as the Trust may determine.

Holders of Units are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the initial trustee of the Trust.

General Partner

The Trust is administered by the General Partner, which is also the general partner of AltaGas LP #1 and AltaGas LP #2. The board of directors of the General Partner also has the power to manage, or supervise the management of, the business and affairs of AltaGas pursuant to a unanimous shareholder agreement.

Business of AltaGas

AltaGas is an energy infrastructure based company and an indirect subsidiary of the Trust. AltaGas, directly and indirectly:

- Physically gathers, processes, extracts and transports natural gas;
- Contractually markets and transports natural gas and electrical power;
- Converts energy across and along the energy value chain to create higher-value added products; and
- Consumes natural gas and electrical power to operate its facilities.

AltaGas expects to continue to develop its asset base by seeking opportunities for expansion and acquisition in the natural gas, NGLs and power business in Canada and the northern United States.

Organizational Structure of the Trust

The following diagram shows the inter-entity relationships among the Trust and its material subsidiaries.



Public Securityholders
Enbridge Inc.
Trust Units
Trust Units
AltaGas Income Trust
Units (100%) and Holding Trust Notes
Common Shares (100%)
Class B Units(1) (100%)
Class B Units(1) (100%)
Holding Trust
Class A Units (100%)
AltaGas LP #1
General Partner
Class A Units (100%)
AltaGas LP #2
Common shares (100%) and debt
AltaGas Ltd.
Common shares (100%)
99.9%
AltaGas Holdings Inc.
0.1%
AltaGas Operating Partnership(2)
0.1%
99.9%
Common shares (100%)
AltaGas Power Holdings Partnership
AltaGas Utility Holdings Inc.
50%
Common shares (100%)
ASTC Power Partnership
AltaGas Utilities Inc.

Notes:

(1) Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2 are exchangeable for Trust Units at the option of the holder on a one-for-one basis, are entitled to vote with Unitholders pursuant to the Special Voting Unit and are entitled to the same cash payments per unit as the cash distributions made on a Unit.

(2) Subsequent to the Arrangement, substantially all of the operating assets formerly owned by AltaGas were contributed to, and certain obligations of AltaGas were assumed by, the AltaGas Operating Partnership.

RECENT DEVELOPMENTS

Trust Conversion

Effective May 1, 2004, the business of AltaGas Services was reorganized pursuant to the Arrangement and holders of common shares of AltaGas Services received Units and/or Exchangeable Securities in exchange for their common shares. AltaGas Services became an indirect subsidiary of the Trust and was amalgamated to form AltaGas. Additional information relating to the Arrangement is contained in the Information Circular, which is incorporated by reference herein.

Edmonton Ethane Extraction Plant Acquisition

On March 18, 2004, AltaGas Services announced that it had entered into a purchase and sale agreement with BP Canada Energy Resources Company ("**BP**") to acquire BP's 48 2/3 % interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The acquisition, expected to close during the second quarter of 2004, will increase AltaGas' net extraction processing capacity to 539 million cubic feet of gas per day.

Adoption of Distribution Reinvestment Plans

On May 20, 2004, the Trust adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for Unitholders and each of AltaGas LP #1 and AltaGas LP #2 adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for holders of Exchangeable Securities (collectively, the "**DRIP Plans**"), available in respect of monthly cash distributions or cash payments payable on or after June 15, 2004.

Under the DRIP Plans, eligible Unitholders and eligible holders of Exchangeable Securities may elect to receive a cash distribution up to 102% of the cash distribution from the Trust, in the case of Units, or up to 102% of the cash payment from AltaGas LP #1 or AltaGas LP #2, as applicable, in the case of Exchangeable Securities, that such Unitholder or holder of Exchangeable Securities would have otherwise been entitled to receive. Alternatively, Unitholders or holders of Exchangeable Securities can direct cash distributions or cash payments, as applicable, to be reinvested in additional Units at 95% of the "average market price" as defined in the DRIP Plans.

PremStar Energy Canada Ltd.

On May 26, 2004, the Trust announced that a subsidiary of the trust has executed a letter of intent to purchase the business of PremStar Energy Canada Ltd. and its subsidiaries, ECNG Inc. and Energistics Group Inc., for approximately $22.0 million payable by way of 993,789 Trust Units issued from treasury plus approximately $1.2 million cash. The transaction is conditional on the execution of a purchase and sale agreement, which is expected to occur prior to July 1, 2004.

The PremStar group specializes in the procurement and supply of energy to end use customers. The PremStar acquisition will build on AltaGas' low risk, fee for service business through the provision of physical energy supply from the gas field directly to end use customers located primarily in Ontario. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated ●, 2004 (the "**Underwriting Agreement**") between the Trust, AltaGas, AltaGas Operating Partnership and the Underwriters, the Trust has agreed to issue and sell ● Units and the Underwriters have severally agreed to purchase all of such Units on June ●, 2004 or on such other date as may be agreed among the parties to the Underwriting Agreement (such date not to be later than ●, 2004) at a price of $● per Unit. The Underwriting Agreement provides that the Underwriters will be paid a fee of $● per Unit purchased by the Underwriters from the Trust in consideration for their services in connection with the offering. The offering price of the Units was determined by negotiation between General Partner, on behalf of the Trust, and the Underwriters.

The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to an additional ● Units at a price of $● per Unit, exercisable in whole or in part, at any time prior to 30 days after the closing of the offering, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total

offering, Underwriters' fee and net proceeds to the Trust will be $●, $● and $●, respectively. This short form prospectus qualifies the distribution of the Units issuable upon exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Units which it has agreed to purchase, the remaining Underwriter or Underwriters may terminate their obligation to purchase their allotment of Units, or may, but are not obligated to, purchase the Units not purchased by the Underwriter or Underwriters which fail to purchase. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Trust, AltaGas and AltaGas Operating Partnership have agreed to indemnify the Underwriters and their respective agents, shareholders, directors, officers and employees against certain liabilities.

The Trust has applied to list the Units offered hereby on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

The Trust has agreed with the Underwriters that it will not, during the period ending 90 days following the closing of the offering, issue or sell any Units or any securities convertible into or exchangeable for Units, without the prior written consent of RBC Dominion Securities Inc., such consent not to be unreasonably withheld, other than any issue of options pursuant to the Trust's Trust Unit Option Plan, and any issue of Units pursuant to options under such Plan, upon the exchange of Exchangeable Securities or pursuant to the Trust's DRIP Plans. Enbridge has agreed with the Underwriters that it will not, during the period ending 90 days following the closing of the offering, sell any Units or any securities convertible into or exchangeable for Units without the prior written consent of RBC Dominion Securities Inc., such consent not to be unreasonably withheld.

Pursuant to applicable securities laws, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Units. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Units. In connection with the offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Units offered hereby have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and resell the Units acquired pursuant to the Underwriting Agreement to qualified institutional buyers (as defined in Rule 144A under the 1933 Act) in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Units outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the commencement of this offering, any offer or sale of Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

USE OF PROCEEDS

The net proceeds of the offering to the Trust, after payment of the Underwriters' fee of $● and expenses of the offering estimated to be $●, will be approximately $●. If the Over-Allotment Option is exercised in full, the net proceeds of the offering to the Trust, after payment of the Underwriters' fee of $● and expenses of the offering estimated to be $●, will be approximately $●. See "Plan of Distribution." The net proceeds of the offering will be used by the Trust to indirectly subscribe for securities of AltaGas or will be indirectly loaned to AltaGas. AltaGas will use the net proceeds of the offering to reduce bank indebtedness, which may be redrawn and used for general corporate purposes including AltaGas' ongoing capital program, funding the acquisition of the Edmonton Ethane Extraction Plant referred to under "Recent Developments" and funding future acquisitions. See "Capitalization of the Trust" and "Relationship Among the Trust, AltaGas and Certain Underwriters."

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP ("**Counsel**"), the following summary fairly describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a subscriber who acquires Units pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, holds the Units as capital property and deals at arm's length with, and is not affiliated with, the Trust and the Underwriters. Generally, Units will be considered to be capital property to a holder provided the holder does not hold the Units in the course of carrying on a business of buying or selling securities and does not acquire them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who are Residents and who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have them, and any other "Canadian securities" (as defined in the Tax Act), deemed to be capital property. Holders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to a Unitholder that is a "specified financial institution" as defined in the Tax Act or a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules, nor is it applicable to a Unitholder an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("**CRA**"). This summary is not exhaustive of all possible Canadian federal income tax considerations, and except for the Proposed Amendments, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

A Budget proposal to impose a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, *inter alia*, real property was suspended by the Minister of Finance (Canada) on May 18, 2004 pending further consultation and review. Further, the Budget proposes to introduce changes to the Tax Act that will subject persons who are not Residents to tax in respect of certain distributions made by mutual fund trusts that currently are not subject to taxation in Canada. It is not clear whether these proposals, if enacted, will result in tax consequences to Unitholders that are materially different from those disclosed herein. Prospective Unitholders that are registered pension plans or who are not Residents should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

Based in part upon representations made by AltaGas as to certain factual matters, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will continue to so qualify at all times. In the event the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and that is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable in a taxation year to a Unitholder if the Unitholder is entitled in the year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

All or substantially all of the income of the Trust will consist of the income of Holding Trust (including net realized taxable capital gains) that is paid or becomes payable in the year by Holding Trust to the Trust and that is deducted by Holding Trust in computing its income for purposes of the Tax Act.

In computing its income, the Trust may deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it) and may amortize, over a five year period (subject to prorating for short taxation years) the underwriting fees and other expenses of the offering.

Under the Declaration of Trust, an amount equal to all of the income of the Trust for each year, including net realized capital gains, but excluding income which is designated by the Trust to a redeeming Unitholder and capital gains the tax on

which may be offset by capital losses carried forward from prior years or is recoverable by the Trust, generally will be payable in the year to Unitholders by way of cash distributions, subject to the following exceptions. Income of the Trust which is applied to finance cash redemptions of Units or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional Un its.

Capital gains of the Trust realized in connection with an *in specie* redemption of Units and certain income of the Trust may be designated to the redeeming Unitholder, with the result that the taxable portion of such gains and such income generally should be taxable to the redeeming Unitholder and not to the Trust.

Counsel has been advised that the Trust intends to make sufficient distributions in each year (in cash or by way of additional Units) of its income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable for income tax under the Tax Act. The Trust generally is expected to designate to the Unitholders any taxable dividends or net taxable capital gains received or realized by it or designated to it by Holding Trust so that such amounts retain their character when received by Unitholders.

Taxation of Holding Trust

Holding Trust is subject to tax in each taxation year on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to the Trust and that is deducted by Holding Trust in computing its income for purposes of the Tax Act. The taxation year of Holding Trust is the calendar year.

All or substantially all of the income of Holding Trust will consist of the portion of the income of AltaGas LP #1 that is allocated to Holding Trust. Amounts received or realized by AltaGas LP #1 as taxable dividends or net taxable capital gains will retain their character and be treated as such in the hands of Holding Trust to the extent allocated to Holding Trust. The amount of income allocated to Holding Trust from AltaGas LP #1 may exceed or be less than the amount of cash distributed by AltaGas LP #1 to Holding Trust.

In computing its income for tax purposes, Holding Trust may deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it).

Under the Holding Trust declaration of trust, an amount equal to all of the income of Holding Trust, including net realized capital gains, generally will be payable to the Trust and, therefore, deductible in computing Holding Trust's income for tax purposes. Accordingly, Holding Trust generally will not be liable for income tax. Holding Trust generally is expected to designate to the Trust any taxable dividends and net taxable capital gains received under the Tax Act so that such amounts retain their character as such when received by the Trust.

Taxation of AltaGas LP #1 and AltaGas LP #2

Neither AltaGas LP #1 nor AltaGas LP #2 is subject to tax under the Tax Act. AltaGas LP #1, as a partner of AltaGas LP #2, is required to include in computing its income for a particular fiscal year its share of the income or loss of AltaGas LP #2 for the fiscal year of AltaGas LP #2 ending in that fiscal year of AltaGas LP #1, whether or not any such income is distributed to AltaGas LP #1 in the year. Similarly, Holding Trust, as a partner of AltaGas LP #1, is required to include in computing its income for a particular taxation year its share of the income or loss of AltaGas LP #1 for the fiscal year of AltaGas LP #1 ending in that taxation year of Holding Trust, whether or not any such income is distributed to Holding Trust in the year.

For these purposes, the income or loss of AltaGas LP #2 and AltaGas LP #1 will be computed for each of their respective fiscal years as if each of them was a separate person resident in Canada, and in making those computations, each of AltaGas LP #1 and AltaGas LP #2 will be entitled to deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it). All or substantially all of the income of AltaGas LP #2 for a fiscal year will consist of interest on the indebtedness of AltaGas that accrues to AltaGas LP #2 to the end of the year, or is received or becomes receivable by it before the end of the year, to the extent that such interest was not included in computing its income for a preceding year. Also, AltaGas LP #2 will include in its income for a fiscal year any dividends received by it on shares of AltaGas in that year. Such amounts will then be included in the income of AltaGas LP #1 to the extent they are allocated to AltaGas LP #1.

Residents

The following portion of this summary is applicable to a Unitholder who at all relevant times is, or is deemed to be, a Resident. The taxation of Unitholders who are not Residents is described below under "Persons other than Residents".

This summary does not address the tax considerations of participating in the DRIP Plans. Additional information with respect to the DRIP Plans is available on the Trust's website at www.altagas.ca.

Trust Distributions

A Unitholder generally will be required to include in computing income for a particular taxation year of the Unitholder such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains, as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash, additional Units or otherwise. Provided that appropriate designations are made by the Trust and Holding Trust, such portion of any taxable dividends received from taxable Canadian corporations and net taxable capital gains as is paid or payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. All other income of the Trust that is paid or becomes payable to a Unitholder generally will be considered income from property, irrespective of its source. Any loss of the Trust or Holding Trust for the purposes of the Tax Act cannot be allocated to, and cannot be treated as a loss of, a Unitholder.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base ("**ACB**") of the Units held by the Unitholder. Any other amount in excess of the income of the Trust that is paid or payable to a Unitholder in a taxation year (otherwise than as proceeds of disposition on a redemption of Units) generally will not be included in the Unitholder's income for the year but will reduce the ACB of the Units held by the Unitholder. To the extent that the ACB of a Unit to a Unitholder would otherwise be a negative amount, that negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises, and the ACB of the Unit to the Unitholder will be reset to nil.

The cost to a Unitholder of a Unit will include all amounts paid or payable by the Unitholder for the Unit with certain adjustments. The cost to a Unitholder of additional Units received in lieu of a cash distribution of income (including net capital gains) will be the amount of such income paid in additional Units. The cost to a Unitholder of all Units held as capital property will be averaged to determine the ACB of each such Unit.

Acquisition of Units

Since the income of the Trust will be distributed on a monthly basis, a purchaser of a Unit may become taxable on a portion of the income of the Trust accrued or realized by the Trust in a month before the time the Unit was purchased but which was not paid or made payable to Unitholders until the end of the month and after the time the Unit was purchased. A similar result may apply on an annual basis in respect of a portion of net taxable capital gains accrued or realized by the Trust in a year before the time the Unit was purchased but which is paid or made payable to Unitholders at year end and after the time the Unit was purchased.

Disposition of Units

The disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, generally will result in the Unitholder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Unitholder's ACB of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder's income. The treatment of capital gains and losses is described below under "Residents – Taxation of Capital Gains and Capital Losses".

Where a Unitholder receives Holding Trust Notes on a redemption of Units, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value ("**FMV**") of the Holding Trust Notes so distributed less any amount designated by the Trust to be an income distribution from the Trust. The Declaration of Trust provides that the Trustees have the discretion to designate certain income and any capital gain realized by the Trust as a result of the redemption of Units to the Unitholder redeeming Units, as is reasonable in the circumstances. The Unitholder will be required to include in income any such income so designated.

The cost of any Holding Trust Notes distributed by the Trust to a Unitholder upon a redemption of Units will be equal to the FMV of the Holding Trust Notes at the time of the distribution. For this purpose, the Unitholder will be required to determine the FMV of the Holding Trust Notes on a reasonable basis. A Unitholder who is a Resident will thereafter be required to include in income, in accordance with the provisions of the Tax Act, interest received, receivable or accruing on such Holding Trust Notes.

Taxation of Capital Gains and Capital Losses

Under the Tax Act, one-half of any capital gain realized by a Unitholder, and the amount of any net taxable capital gains designated by the Trust in respect of a Unitholder, will be included in such holder's income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss (an "allowable capital loss") realized by a Unitholder must be deducted from taxable capital gains realized by, or designated to, the Unitholder in the year of disposition, and allowable capital losses in excess of taxable capital gains in the year of disposition may be deducted against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of $6^2/_3$% on certain investment income, including taxable capital gains.

A capital loss realized on the disposition of a Unit by a Unitholder that is a corporation or trust (other than a mutual fund trust), whether directly or as a member of a partnership, may be reduced in respect of certain distributions to the Unitholder out of dividends received by the Trust directly or through Holding Trust, AltaGas LP #1 or AltaGas LP #2 and designated by the Trust in respect of the Unitholder, to the extent and under the circumstances described in the Tax Act.

Minimum Tax

Net income of the Trust that is paid or payable to a Unitholder that is designated as taxable dividends or as net taxable capital gains, and capital gains realized on the disposition of Units may increase the Unitholder's liability for minimum tax if the Unitholder is an individual.

Qualified Investment Status

Units will be qualified investments for Exempt Plans (subject to the specific provisions of any particular Exempt Plan) provided that the Trust qualifies as a mutual fund trust or a registered investment for purposes of the Tax Act. Counsel has been advised that the Trust intends to apply to be a registered investment under the Tax Act effective from the date of its formation. If the Trust does not become a registered investment, the Units would immediately cease to be qualified investments for Exempt Plans if the Trust ceased to be a mutual fund trust. If the Trust becomes a registered investment and subsequently ceased to qualify as a mutual fund trust, and consequently (or for any other reason) loses its status as a registered investment, the Units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment.

Holding Trust Notes received as a result of an *in specie* redemption of Units by the Trust will not be qualified investments for Exempt Plans, which could give rise to adverse consequences to the Exempt Plan or the annuitant thereunder. Accordingly, Exempt Plans that own Units should consult their own tax advisors before deciding to exercise the redemption right attached to the Units.

Registered Pension Plans

It is not certain whether the Trust would be a "business income trust" or whether the Units would constitute "restricted investment property" as described in certain Proposed Amendments announced by the Minister of Finance (Canada) in the Budget. Under those Proposed Amendments, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in those Proposed Amendments. On May 18, 2004, the Minister of Finance (Canada) announced that those Proposed Amendments will be suspended pending further consultation and review.

Foreign Property

Based in part on representations of the Trust, Holding Trust, AltaGas and the General Partner as to certain factual matters, the Units will not constitute foreign property for purposes of the Tax Act.

The Units may become foreign property at any time if the Trust either (i) ceases to qualify as a mutual fund trust and either does not become, or ceases to be, a registered investment, or (ii) does not restrict its holdings of foreign property within the limits provided under the Tax Act at any time that it is not a registered investment.

Persons other than Residents

The following portion of this summary generally is applicable to a Unitholder who at all relevant times is not, and is not deemed to be, a Resident ("**Non-Resident**") and who does not use or hold, and is not deemed to use or hold Units in connection with carrying on a business in Canada. Special rules, which are not discussed herein, may apply to a Unitholder that is a Non-Resident and that is an insurer carrying on business in Canada and elsewhere.

Trust Distributions

Generally, amounts in respect of income of the Trust that are paid or credited or deemed to be paid or credited, to a Non-Resident Unitholder, other than amounts designated by the Trust to be net taxable capital gains, will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under an applicable income tax convention. The rate of withholding tax is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Unitholders who are Non-Residents and who are residents of the United States for purposes of the *Canada-United States Tax Convention.*

Pursuant to certain Proposed Amendments included in the Budget, the Trust will be required to maintain a separate account (the "**TCP Gains Distribution Account**") to which it will add its net capital gains from dispositions after March 22, 2004 of "taxable Canadian property" and from which it will deduct losses from dispositions of such property and distributions designated by the Trust to be capital gains. Amounts paid by the Trust to a Non-Resident Unitholder, which the Trust designates as capital gains, will be subject to Canadian withholding tax at the same rate as distributions in respect of Trust income to the extent the Trust has a positive balance in its TCP Gains Distribution Account.

Also under the Proposed Amendments, effective for distributions after 2004, if the value of the Units is considered to be primarily attributable to real property in Canada, all distributions by the Trust that would otherwise not be subject to withholding tax as described above may be subject to a special Canadian withholding tax of 15% of the amount of the distribution. This withholding tax, if applicable, may be refunded in certain circumstances where the holder disposes of Units at a loss, subject to detailed provisions contained in the Proposed Amendments. It is not certain whether this special withholding tax will apply to distributions by the Trust.

Disposition of Units

A Non-Resident Unitholder generally will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Unit (whether the disposition of such Unit is on sale, redemption, by virtue of capital distributions in excess of the Unitholder's ACB or otherwise) unless the Unit constitutes "taxable Canadian property" for purposes of the Tax Act of the Non-Resident Unitholder and no relief is available to the Non-Resident Unitholder under an applicable income tax convention.

A Unit generally will not be considered to be taxable Canadian property of a Unitholder unless either: (i) at any time during the 60 month period that ends at the time of the disposition of the Unit, 25% or more of the issued Units were owned by the Unitholder, by persons with whom the Unitholder did not deal at arm's length or by any combination thereof; or (ii) at the time of disposition, the Trust is not a "mutual fund trust" as defined in the Tax Act.

If a Non-Resident's Units are considered to be taxable Canadian property, on the disposition or deemed disposition thereof, the capital gain (or capital loss) generally will be treated in the manner described above under "Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses". However, an applicable income tax convention may provide relief from Canadian tax on any such capital gain realized by the Unitholder.

Interest paid or credited on any Holding Trust Notes received by a Non-Resident Unitholder on an in specie redemption of Units will be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under the terms of an applicable income tax treaty. Such rate of withholding tax generally will be reduced to 10% in the case of a non-resident who is a resident of the United States for purposes of the *Canada-United States Tax Convention*.

RELATIONSHIP AMONG THE TRUST, ALTAGAS AND CERTAIN UNDERWRITERS

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. are subsidiaries of Canadian banks that are lenders to AltaGas. Accordingly, pursuant to applicable securities legislation, the Trust may be considered a "connected issuer" to RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. As at May 1, 2004, AltaGas was indebted to such banks in the amount of approximately $290.7 million. In addition, such banks have issued letters of credit to AltaGas in the aggregate amount of $28.7 million as at May 1, 2004. AltaGas is not in default of its obligations to such banks and none of such banks has waived any breach by AltaGas of such agreements since their execution. The financial position of AltaGas has not changed substantially since the indebtedness under the credit facilities was incurred. The indebtedness is unsecured. The net proceeds of the offering to the Trust will be used to indirectly subscribe for securities of AltaGas or indirectly loaned to AltaGas. AltaGas will use the net proceeds of the offering to reduce bank indebtedness which may be redrawn and used for general corporate purposes including expanding AltaGas' ongoing capital program and funding future acquisitions. The decision to issue the Units offered hereby and the determination of the terms of the distribution were made through negotiation among the Trust and the Underwriters. The Canadian banks of which RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. are subsidiaries did not have any involvement in such decision or determination. As a consequence of the offering, each of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. will receive its proportionate share of the Underwriters' fee.

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at May 1, 2004, both before and after giving effect to the offering.

Designation	As at May 1, 2004 before giving effect to the offering	As at May 1, 2004 after giving effect to the offering
	(unaudited)	(unaudited)
Debt:		
Operating loans (1)(3)	$290,704 000	$●
Medium Term Notes (2)	$100,000,000	$100,000,000
Unit Capital:		
Units (3)(4)	$200,474,000	$●
	(33,668,068 Units)	(● Units)
Exchangeable Securities (5)(6)	$73,002,000	$73,002,000
	(12,260,225 units)	(12,260,225 units)

(1) At May 1, 2004, AltaGas had: i) a $50.0 million demand operating credit facility with a Canadian chartered bank (the "**Operating Facility**"); ii) a $300.0 million extendible revolving term credit facility with a syndicate of Canadian chartered banks (the "**Extendible Facility**"); and iii) a $75.0 million 364 day extendible revolving letter of credit facility with a Canadian chartered bank (the "**LC Facility**") (collectively, the "**Operating Loans**"). The Operating Facility bears interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility bears interest at the lenders' prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility matures on October 10, 2004 and may be extended for an additional 364 days or can be converted by AltaGas on that date to a two year term loan. The term loan is repayable over the two year period or at the end of the two year period, depending on the bond rating category of the long term senior unsecured indebtedness of AltaGas. The LC Facility bears fees and interest at market rates. It matures on July 31, 2004 but can be extended at AltaGas' request and acceptance by the bank. See "Risk Factors."

(2) On October 4, 2000, AltaGas Services issued $100 million of 7.28% medium term notes (the "**Medium Term Notes**"). Interest is payable semi-annually and the principal is due on October 4, 2005. Following the Arrangement, AltaGas Operating Partnership became the obligor for the Medium Term Notes and is in compliance with all covenants and requirements contained in the indenture pursuant to which such notes were issued. See "Risk Factors."

(3) In the event the Over-Allotment Option is exercised in full, the number of outstanding Units will be ● ($●) and the outstanding indebtedness under the Operating Loans will be reduced to $●.

(4) As at May 1, 2004, the Trust had outstanding, to officers, directors and employees, options to purchase an aggregate of 1,382,988 Units at prices ranging from $4.80 to $15.87 per Unit.

(5) There is one Special Voting Unit outstanding, representing, in aggregate, a maximum of 12,260,225 votes at meetings of Unitholders, subject to proportionate reduction upon exchange of Exchangeable Securities. See "Description of Units – Special Voting Units".

(6) Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2 are exchangeable for Units at the option of the holder on a one-for-one basis, are entitled to vote with Unitholders pursuant to the Special Voting Unit and are entitled to the same cash payments per unit as the cash distributions made on a Unit.

(7) As at March 31, 2004, AltaGas Services' retained earnings were $100,943,000.

DESCRIPTION OF UNITS

Units

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. Each Unit entitles the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder for cash or, in certain circumstances, Holding Trust Notes.

Issuance of Units

The Declaration of Trust provides that Units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

Special Voting Units

The Declaration of Trust allows for the creation of special voting units that will enable the Trust to provide voting rights to holders of Exchangeable Securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable Securities issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of Unitholders.

The holder of a special voting unit, including the Voting and Exchange Trustee in respect of the Special Voting Unit, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of Unitholders as is equal to the number of Units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable Securities pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Securities. However, if no instructions are provided by the holders of Exchangeable Securities, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that, upon the exchange of Exchangeable Securities for Units, the entitlement to vote pursuant to the special voting unit will be eliminated in respect of those Exchangeable Securities.

Cash Distributions

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to Unitholders each month equal to the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about July 15, 2004, provided closing of the offering occurs by June 25, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on June 15, 2004, the record date for which was May 25, 2004. The General Partner expects that substantially all of the cash distributions to Unitholders will be taxed as ordinary income or as dividends.

For additional information in respect of the Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Declaration of Trust, see "Declaration of Trust and Description of Units" on pages 79 through 85, inclusive, of the Information Circular.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Units offered hereby will be passed upon on behalf of the Trust by Stikeman Elliott LLP, Calgary, Alberta, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

The partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each own, directly or indirectly, less than 1% of the outstanding Units and Exchangeable Securities. As of the date hereof, the partners and professional staff of Ernst & Young LLP, as a group, do not beneficially

own, directly or indirectly, any of the Units or Exchangeable Securities. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associate or affiliate of the Trust.

RISK FACTORS

A prospective investor should consider carefully the risk factors set out below and in the AIF incorporated by reference herein. In addition, prospective investors should carefully review and consider all other information contained in this short form prospectus before making an investment decision and consult their own experts where necessary.

Risks Inherent in an Investment in Units

Nature of Units

The Units do not represent a traditional investment in the diversified energy services business and should not be viewed by Unitholders as shares in AltaGas. The Units represent a fractional interest in the Trust. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets are the shares of the General Partner, the units of the Holding Trust, Holding Trust Notes and other investments in securities.

Cash distributions of the Trust are not guaranteed and the price per Unit is a function of anticipated distributions, the underlying assets of the Trust and management's ability to effect long-term growth in the value of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, electricity prices and natural gas and natural gas liquids prices. Changes in market conditions may adversely affect the trading price of the Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Potential Sales of Additional Units

The Trust may issue additional Units or securities convertible into or exchangeable for Units in the future to directly or indirectly fund capital expenditure requirements of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Units may be issued without the approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such additional issues. The Board of Directors of the General Partner has discretion in connection with the price and the other terms of the issue of such additional Units.

Nature of Distributions

Unlike interest payments on an interest-bearing security, cash distributions by income trusts on trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable "returns of capital"). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to Unitholders. Therefore, a Unitholder's rate of return over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a Unitholder may receive cash distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder while returns of capital are generally non-taxable to a Unitholder (but reduce a Unitholder's cost base in the Unit for tax purposes). The General Partner expects that substantially all of the cash distributions to Unitholders will be taxed as ordinary income or as dividends. See "Description of Units – Cash Distributions". Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances.

Variability of Distributions

As the Cash Flow of the Trust available for distribution to Unitholders is a function of numerous factors, including AltaGas' financial performance, the impact of interest rates, electricity prices, natural gas and natural gas liquids prices, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of Units and Exchangeable Securities outstanding, depending on the operations of AltaGas and the performance of its assets, distributions may be reduced or suspended entirely.

The market value of the Units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

Changes in Legislation

Income tax laws relating to the Trust, such as the status of mutual fund trusts, may be changed in a manner which adversely affects Unitholders. If the Trust ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for Exempt Plans. If the Trust ceases to qualify as a "mutual fund trust" and either did not become or ceased to be a registered investment under the Tax Act, the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

The Budget contained a proposal to subject distributions of capital after 2004 to non-residents by certain income trusts (which distributions currently are not subject to Canadian income tax) to a new 15% withholding tax. This tax will apply to Unitholders only if the value of the Units is "primarily attributable to real property in Canada or a Canadian resource property". It is not clear whether the Trust would meet this test and thereby be subject to the application of this proposal. If this proposal applies with respect to the Trust, it may adversely affect non-resident Unitholders who are not entitled to a deduction or credit for such withholding tax against income taxes otherwise payable by them in another jurisdiction.

The Budget also contained several proposals relating specifically to the tax treatment of certain tax exempt holders of units of certain income trusts. After 2004, a penalty tax is proposed for certain Canadian tax exempt entities, such as registered pension funds, which hold excess amounts of units or debt of "business income trusts". Generally, the restrictions limit the aggregate amount of such holdings to 1% of the cost of all of the entity's property and limit the holdings of such entities (together with entities with which they do not deal at arm's length) to 5% of the total fair market value of any class of units of a particular trust. These proposals do not apply to Exempt Plans. Due to the nature of the assets held indirectly by the Trust, it is not clear for the purposes of these rules whether the Trust will be considered to be a "business income trust" to which these restrictions will apply. The Minister of Finance (Canada) announced on May 18, 2004 that this proposal would be suspended pending further consultation and review. There can be no assurance as to whether such suspension will be permanent or, alternatively, such restrictions on "business income trusts" applied as previously announced or in some modified form.

Environmental and applicable operating legislation may be changed in a manner which adversely affects AltaGas through the imposition of restrictions on its business activities or by the introduction of regulations that increase AltaGas' operating costs thereby indirectly affecting the Trust and potentially reducing distributions to Unitholders.

Loss of Mutual Fund Trust Status

The General Partner intends that the Trust will continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. See "– Changes in Legislation" above. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are listed below.

(a) If at the time the Trust ceased to be a mutual fund trust it had not become a registered investment, the Units would immediately cease to be qualified investments for Exempt Plans. If the Trust were a registered investment, it may, as a consequence of ceasing to be a mutual fund trust, also cease to be a registered investment. In that event, Units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment. If, at the end of any month, an Exempt Plan holds Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Units at the time the Units were acquired by the Exempt Plan. A registered retirement savings plan or registered retirement

income fund holding Units that are not qualified investments would be subject to taxation on income attributable to the Units, including the full amount of any capital gain from a disposition of such Units. If a registered education savings plan holds Units that are not qualified investments, it may have its registration revoked by the CRA.

(b) Units held by Non-Resident Unitholders would become taxable Canadian property. Non-Resident Unitholders would be subject to Canadian income tax and reporting requirements on any gains realized on a disposition of Units held by them.

(c) The Trust would be taxed on certain types of income distributed to Unitholders. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

(d) The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

(e) The Trust would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

(f) If the Trust either does not become a registered investment, or having become a registered investment also ceased to be a registered investment, the Units would constitute "foreign property" for the purposes of the Tax Act.

In addition, the Trust may take certain measures in the future to the extent it believes necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain Unitholders, particularly Non-Residents. See "- Risks Associated With the Level of Foreign Ownership" below.

Risks Associated With the Level of Foreign Ownership

The Declaration of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, *inter alia*, requires that a mutual fund trust cannot be established or maintained primarily for the benefit of Non-Residents. There is no indication that the mutual fund trust status of the Trust currently is in jeopardy. If, in the future, the General Partner determines that any such risk exists, it is entitled to take a number of actions under the Declaration of Trust, including to require Unitholders that it believes are Non-Residents to sell their Units, which action may have an adverse effect on the market price of the Units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Distribution of Holding Trust Notes or Other Securities on Redemption or Termination of the Trust

It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Holding Trust Notes which may be received as a result of a redemption of Units will not be listed on any stock exchange and no market for Holding Trust Notes is expected to develop. The Holding Trust Notes will not be qualified investments for Exempt Plans. On termination of the Trust, the Trustee may distribute securities directly to Unitholders, subject to obtaining all of the necessary regulatory approvals. In addition, there may be resale restrictions imposed by applicable law upon the recipients of Holding Trust Notes pursuant to the redemption right. The Holding Trust Notes will not be guaranteed by any other party, and the provisions of the Holding Trust Note Indenture governing events of default and the remedies available thereunder will not provide protection to the holders of Holding Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Debt Service

AltaGas may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AltaGas may impair AltaGas' ability to satisfy its obligations under indebtedness held indirectly by the Trust. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AltaGas of its obligations under its indirect indebtedness to the Trust. Ultimately, this may result in lower levels of Cash Flow of the Trust.

The Operating Loans are unsecured and subject to customary covenants and financial tests which may in certain circumstances restrict AltaGas' ability to make distributions to AltaGas LP #2 and ultimately to Unitholders. The Medium Term Notes are subject to customary covenants and financial tests, including a restriction on total funded obligations as a ratio of total capitalization, and may in certain circumstances restrict AltaGas Operating Partnership's ability to make distributions to AltaGas and ultimately to Unitholders.

Structural and Contractual Subordination

In the event of a bankruptcy, liquidation or reorganization of AltaGas or AltaGas Operating Partnership, holders of their respective indebtedness and trade payables will generally be entitled to payment of their claims from the assets of AltaGas or AltaGas Operating Partnership, as applicable, before any assets are made available for distribution to the Trust. The Units are therefore effectively junior to indebtedness under the Operating Loans and the Medium Term Notes and most other liabilities (including trade payables) of AltaGas and AltaGas Operating Partnership. Neither AltaGas nor AltaGas Operating Partnership is limited in its ability (except pursuant to restrictive covenants under the Operating Loans and the Medium Term Notes) to incur secured or unsecured indebtedness.

AltaGas distributes a substantial portion of its cash flow to AltaGas LP #2 pursuant to an interest bearing loan agreement. Payments by AltaGas under this loan agreement are expressly subordinated to the prior payment in full of all indebtedness of AltaGas to third parties, including all indebtedness and obligations under the Operating Loans. Upon a default under the Operating Loans or the Medium Term Notes, AltaGas may be prevented from distributing cash to AltaGas LP #2 thereby ultimately reducing cash available for distribution to Unitholders.

Dependence on AltaGas

The Trust will be entirely dependent upon the success of the operations of AltaGas through its indirect ownership of AltaGas. Accordingly, the distributions to the Unitholders will be dependent on the ability of AltaGas to generate cash flow.

Taxation of AltaGas

Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Board of Directors of the General Partner expects this to be the case in respect of AltaGas and its interest expense on its indirect indebtedness to the Trust. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against AltaGas, it could have a materially adverse effect on the Cash Flow of the Trust available for distribution to Unitholders.

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability. There is no assurance that at the relevant time the Trust will have sufficient assets to be able to satisfy such indemnity.

The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon Unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel to the Trust, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

Legislation has been assented to but is as yet unproclaimed in the Province of Alberta that, upon becoming effective, will provide that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

Deductibility of Expenses

Although the General Partner is of the view that all expenses to be claimed by the Trust, Holding Trust, AltaGas LP #1 and AltaGas LP #2 will be reasonable and deductible, there can be no assurance that the CRA will agree. If the CRA successfully challenges the deductibility of any such expenses, the return to Unitholders may be adversely affected.

Potential Conflicts of Interest

Circumstances may arise where directors and officers of AltaGas and the General Partner are directors or officers of other entities which are in competition to the interests of AltaGas and the Trust. Pursuant to an agreement with the Trust dated May 1, 2004, Enbridge Inc. is presently entitled to and has appointed two directors to the board of the General Partner. These directors are not elected by Unitholders. There may be situations in which the interests of Enbridge Inc. will conflict with those of the Trust and its subsidiaries, including AltaGas.

The General Partner owes a fiduciary duty to AltaGas and the Trust. While the General Partner has agreed to indemnify the Trust in certain circumstances, the General Partner may not have sufficient assets to honour such indemnification.

Risks Inherent in the Ongoing Business of AltaGas

The following are the primary risks associated with the business and affairs of AltaGas and should be considered carefully in light of the fact that the Trust depends entirely on the operations and assets of AltaGas for its cash flow, and thereby its ability to pay distributions to Unitholders. These risks are applicable to AltaGas' current operations and AltaGas' expected future operations.

Operating Risk

As AltaGas continues to grow and diversify its midstream energy business the risk profile of AltaGas may change. AltaGas may enter into or expand business components where there is greater economic exposure and more "at risk" capital. AltaGas' expectation of higher returns from these businesses justifies the level of risk. In addition, AltaGas enters into these businesses on the basis that these risks can be actively managed.

AltaGas' current operations are subject to the risks normally associated with the operation and development of natural gas and power facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of these events could increase AltaGas' costs and reduce its ability to process or transport natural gas or deliver power.

AltaGas believes that operational risk is best managed by maintaining control over the timing of capital expenditures, operational decisions and costs by becoming the operator of the facilities in which it invests. At the end of 2003, AltaGas operated 65 of its 67 field gathering and processing facilities, all of its transmission facilities and all of AltaGas Utilities' distribution assets.

AltaGas does not operate its extraction plant interests or the assets related to its power purchase agreement ("**PPA**") based arrangements. Failure by the operators of these facilities to operate at the cost or in the manner projected by AltaGas could negatively affect AltaGas' results.

Facility Throughput

The majority of AltaGas' gathering and processing facilities process or transport natural gas from the Western Canadian Sedimentary Basin. Continuing use of these systems is dependent on a number of factors including the level of exploration and development within the basin, remaining reserves and the ability of producers to discover or develop new reserves within the areas serviced by AltaGas' facilities, the longer term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' gathering and processing facilities is influenced by production of natural gas in the areas serviced by AltaGas. At all of its field gathering and processing facilities, AltaGas actively pursues opportunities to maintain or increase throughput and has been successful in offsetting production declines. AltaGas' contract provisions mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover its invested capital in a relatively short period of time. The majority of AltaGas' field processing facilities are skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

Market Risk

AltaGas is exposed to market risks resulting from movements in commodity prices and interest rates. AltaGas manages its exposure to these risks through the use of various physical and financial instruments.

AltaGas' Commodity Risk Management Policy details the parameters used to measure, monitor and report commodity price risks. It also includes risk management guidelines and objectives, risk tolerance and approved products. This policy prohibits the use of physical and financial instruments for speculative purposes.

Electricity Prices

AltaGas' revenue from electricity sales related to PPAs are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. AltaGas reduces its exposure to floating electricity prices by supplying internal electrical demand requirements and locking in margins with financial instruments.

Natural Gas Liquids Fractionation Price

AltaGas' extraction business depends in part on the level of demand for and pricing of NGLs. AltaGas cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGLs prices and crude oil prices. As crude oil prices fall, NGLs prices will generally decrease subject to other factors that influence the supply and demand. All of AltaGas' net share of the ethane production and approximately 50% of AltaGas' share of NGLs bear no commodity price risk. The remaining NGLs are subject to the spread between the price received for the NGLs extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs.

Interest Rate

AltaGas is exposed to interest rate fluctuations on variable rate debt. AltaGas monitors its level of fixed to floating and variable rate debt instruments and from time to time interest rate swaps are used to help maintain balances of each commensurate with AltaGas' target to have 70% to 75% of its debt at fixed interest rates. At May 1, 2004, AltaGas had fixed interest rates on $205.0 million, or approximately 71%, of its floating rate debt through interest rate swaps. At May 1, 2004, approximately $305.0 million, or approximately 78%, of AltaGas' total debt, including its Medium Term Notes and swaps, was at fixed interest rates.

Weather

The Alberta Energy Utilities Board sets rates based upon a deemed capital structure, an allowed rate of return on common equity, an approved rate base and costs expected to be incurred by the utility assuming normal weather conditions. As customers are billed on an actual volume basis, the utility's ability to recover the allowed rate of return depends upon achieving the forecast distribution volumes under "normal weather" conditions. In addition, warmer than normal weather may result in lower than expected demand and a lower rate of return than allowed.

Regulatory

AltaGas' businesses are subject to regulation in the jurisdictions in which they carry on business. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing

fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulatory intervention. In the natural gas distribution business under return on rate base regulation, rates are set which allow the regulated entity the opportunity to cover its costs and earn a reasonable return. However there is no guarantee that the entity will earn its fair return because rates are set to cover future estimated costs based on future estimated demand and "normal weather" conditions and the entity's actual revenues may be more or less than the actual costs.

Credit Risk

AltaGas is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future financial obligations to AltaGas. AltaGas minimizes counterparty risk by conducting credit reviews on clients prior to providing services, by participating in contract negotiations to include credit mitigation clauses and by obtaining financial or performance assurances from clients. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of AltaGas Income Trust (the "Trust") dated ●, 2004 relating to the issue and sale of ● trust units of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of AltaGas Services Inc. on the consolidated balance sheets of AltaGas Services Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. Our report is dated February 13, 2004.

Calgary, Alberta
●, 2004 Chartered Accountants

CERTIFICATE OF THE TRUST

Date: May 27, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ALTAGAS INCOME TRUST
BY: ALTAGAS GENERAL PARTNER INC.

(signed) DAVID W. CORNHILL
Chief Executive Officer

(signed) PATRICIA M. NEWSON
Chief Financial Officer

On behalf of the Board of Directors:

(signed) MYRON F. KANIK
Director

(signed) DARYL H. GILBERT
Director

CERTIFICATE OF THE UNDERWRITERS

Date: May 27, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (signed) TIMOTHY W. WATSON

CLARUS SECURITIES INC.

By: (signed) JAMES E. LORIMER

BMO NESBITT BURNS INC.

By: (signed) PHILIP D. LUNN

SCOTIA CAPITAL INC.

By: (signed) MARK HERMAN

CIBC WORLD MARKETS INC.

By: (signed) T. TIMOTHY KITCHEN

NATIONAL BANK FINANCIAL INC.

By: (signed) ROBERT B. WONNACOTT

CANACCORD CAPITAL CORPORATION

By: (signed) KARL B. STADDON

PETERS & CO. LIMITED

By: (signed) IAN D. BRUCE

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

(40)

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ALTAGAS INCOME TRUST

Receipt for a Preliminary Short Form Prospectus dated **May 27, 2004** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this 27th day of **May, 2004**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #652329

AUTORITÉ DES MARCHÉS FINANCIERS
Direction du marché des capitaux

RECEIVED

(41)

DÉCISION N° : 2004-MC-1726

NUMÉRO DE PROJET SÉDAR: 652329

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

AltaGas Income Trust

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 27 mai 2004.

L'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »),

Le 27 mai 2004

Date du visa

(s) Marie-Christine Barrette

Marie-Christine Barrette
Chef du Service du financement des sociétés

/ale

June 3, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers, Québec
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Office,O ffice of the Attorney General, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: AltaGas Income Trust (the "Trust")

We refer to the short form prospectus of the Trust dated June 3, 2004, relating to the issue and sale of 4,300,000 Trust Units of the Trust (the "prospectus").

We consent to the use,t hrough incorporation by reference in the above-mentioned prospectus, of our report dated Februaryl 3, 2004, to thes hareholders of AltaGas Services Inc. (the "Company") on the following consolidated financial statements of the Company:

> Consolidated balance sheets as at December 31,2 003 and 2003;
>
> Consolidated statements of income and retained earnings and cash flows for the years ended December 31, 2003 and 2002.

We report that we have read the prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

We also consent to the incorporation by reference in the prospectus of our compilation report dated March 26, 2004 to the Trustee of the Trust on the unaudited pro forma balance sheet of the Trust as at December 31, 2003 and the unaudited proforma statement of income for the year then ended.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging theirr esponsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst + Young LLP

Chartered Accountants

43

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

June 3, 2004

Reference: 31905/1407

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Justice Securities Administration, New Brunswick
Securities Division, Department of Justice - Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Dear Sirs:

Re: Final Prospectus of AltaGas Income Trust

We refer to the final prospectus dated June 3, 2004 (the "Prospectus") of AltaGas Income Trust ("**AltaGas**") relating to the offering of trust units of AltaGas.

We hereby consent to the references to our firm name on the cover page and under the headings "Legal Matters" and "Interests of Experts" in the Prospectus and to the use of our opinions under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30579519.1

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

44

June 3, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Administration
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: AltaGas Income Trust - Final Short Form Prospectus

We refer to the (final) short form prospectus dated June 3, 2004 (the "Prospectus") of AltaGas Income Trust (the "Trust") relating to the qualification for distribution of 4,300,000 trust units of the Trust.

We hereby consent to the references to this firm on the cover page and under the heading "Legal Matters" and "Interests of Experts" in the Prospectus and to the reference to our opinions under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of services we have performed to render such opinions.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part, in the Prospectus or any other document or to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Stikeman Elliott LLP"

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "**1933 Act**") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".*

Short Form Prospectus

New Issue 49 **June 3, 2004**

AltaGas

ALTAGAS INCOME TRUST

$80,410,000
4,300,000 Trust Units

This short form prospectus qualifies the distribution of 4,300,000 trust units ("**Units**") of AltaGas Income Trust (the "**Trust**"). The outstanding Units are listed on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "ALA.UN". On May 26, 2004, the last trading day prior to the announcement of the offering, the closing price of the Units on the TSX was $19.08 and on June 2, 2004, the closing price of the Units on the TSX was $18.80. The TSX has conditionally approved the listing of the Units offered hereby subject to the Trust fulfilling all of the listing requirements of the TSX on or before August 25, 2004. The price of the Units was determined by negotiation between AltaGas General Partner Inc., on behalf of the Trust, and RBC Dominion Securities Inc., Clarus Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Canaccord Capital Corporation and Peters & Co. Limited (collectively, the "**Underwriters**").

Price: $18.70 per Unit

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust[1]
Per Unit	$18.70	$0.935	$17.765
Total[2]	$80,410,000	$4,020,500	$76,389,500

(1) Before deducting expenses of the offering, estimated to be $200,000, which will be paid from general funds of the Trust.

(2) The Trust has also granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 430,000 Units at a price of $18.70 per Unit, exercisable in whole or in part, at any time prior to 30 days after the closing of the offering, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the Price to Public, Underwriters' Fee and Net Proceeds to the Trust will be $88,451,000, $4,422,550 and $84,028,450, respectively. This short form prospectus qualifies the distribution of the Units issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution."

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about July 15, 2004, provided closing of the offering occurs by June 25, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on June 15, 2004, the record date for which was May 25, 2004.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued and sold by the Trust and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Underwriters may over-allot or effect transactions which stabilize or maintain the market price for the Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution". Definitive Unit certificates will be available for delivery at closing, which is expected to occur on or about June 10, 2004 but in any event not later than June 24, 2004.

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. are subsidiaries of Canadian banks that are lenders to AltaGas Ltd. ("AltaGas"), an indirect subsidiary of the

Trust, and to which AltaGas is currently indebted. Accordingly, under applicable securities laws, the Trust may be considered a "connected issuer" to RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. See "Relationships Among the Trust, AltaGas and Certain Underwriters."

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. When used in this short form prospectus and the documents incorporated by reference herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this short form prospectus under the heading "Risk Factors". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this short form prospectus and the documents incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this short form prospectus and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this short form prospectus or the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference herein, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this short form prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to the following: the amount and timing of distributions in respect of the Units; treatment under applicable tax legislation; expectations regarding the ability to maintain its competitive position; expectations regarding the ability to raise capital; treatment under governmental regulatory regimes; and commodity prices.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus: general economic conditions in Canada and the United States; industry conditions; governmental regulations; volatility of commodity prices; currency fluctuations; environmental risks; competition; lack of availability of qualified personnel or management; the ability to integrate technological advances and match advances of competition; the availability of capital; and the other factors considered under "Risk Factors".

These factors should not be construed as exhaustive.

GLOSSARY

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the CBCA and an indirect subsidiary of the Trust;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas Services**" means AltaGas Services Inc., a predecessor of AltaGas;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the CBCA, involving, among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"**Budget**" means the Canadian Federal Budget presented in the House of Commons on March 23, 2004;

"**Cash Flow of the Trust**" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less the sum of (iii) all amounts which relate to the redemption of Units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**Exchangeable Securities**" means, collectively, Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the agreement dated as of March 26, 2004 between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which Holding Trust Notes have been, and may in the future be, issued by Holding Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Notes**" means the unsecured subordinated notes issued pursuant to the Holding Trust Note Indenture;

"**NGLs**" means natural gas liquids:

"**Resident**" means a person who is resident in Canada for purposes of the Tax Act;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights

attached to one Unit) equal to the number of outstanding Exchangeable Securities held by registered holders, other than the Trust and its affiliates;

"**Tax Act**" means the *Income Tax Act* (Canada), including the regulations thereunder, as amended from time to time;

"**Trustee**" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"**Unitholders**" means the holders from time to time of Units;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this short form prospectus and the documents incorporated by reference herein, the Trust uses the term "Cash Flow of the Trust" to refer to the amount of cash that is to be available for distributions to Unitholders. "Cash Flow of the Trust" is not a measure recognized by Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Cash Flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that Cash Flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

ELIGIBILITY FOR INVESTMENT

Based in part upon representations made by AltaGas as to certain factual matters, in the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP, the Units offered hereby will, on the date of closing, be qualified investments under the Tax Act for Exempt Plans and will not, on the date of closing, be foreign property for purposes of the Tax Act.

It is not certain whether the Trust would be a "business income trust" or whether the Units would constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) in the Budget. Under that Budget proposal, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in the Budget proposal. On May 18, 2004, the Minister of Finance (Canada) announced that this Budget proposal will be suspended pending further consultation and review. See "Certain Canadian Federal Income Tax Considerations" and "Risk Factors."

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President, General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Telephone: (403) 691-7540. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust or AltaGas, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of AltaGas Services dated March 18, 2004 (the "**AIF**"), including management's discussion and analysis of the financial condition and operations of AltaGas Services for the year ended December 31, 2003 incorporated by reference therein;

(b) the audited consolidated financial statements of AltaGas Services as at and for the years ended December 31, 2003 and 2002, together with the auditors' report thereon;

(c) the unaudited consolidated financial statements of AltaGas Services as at and for the three months ended March 31, 2004 and 2003;

(d) management's discussion and analysis of the financial condition and operations of AltaGas Services for the three months ended March 31, 2004 and 2003;

(e) the Information Circular and Proxy Statement dated March 26, 2004 relating to the Special Meeting of Securityholders of AltaGas Services held on April 29, 2004 (the "**Information Circular**"), excluding the sections entitled "Report on Employee and Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices";

(f) the material change report of AltaGas Services dated March 22, 2004 with respect to the reorganization of the business of AltaGas Services into an income trust; and

(g) the material change report of the Trust dated May 10, 2004 with respect to the completion of reorganization of the business of AltaGas Services into an income trust.

Any material change reports (except confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding the disclosure in an information circular relating to the downward repricing of options or stock appreciation rights, the composition of the Trust's compensation committee and its report on executive compensation, the performance graph and corporate governance practices) filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ALTAGAS INCOME TRUST

General

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust was established for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses and such other investments as the Trust may determine.

Holders of Units are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the initial trustee of the Trust.

General Partner

The Trust is administered by the General Partner, which is also the general partner of AltaGas LP #1 and AltaGas LP #2. The board of directors of the General Partner also has the power to manage, or supervise the management of, the business and affairs of AltaGas pursuant to a unanimous shareholder agreement.

Business of AltaGas

AltaGas is an energy infrastructure based company and an indirect subsidiary of the Trust. AltaGas, directly and indirectly:

- Physically gathers, processes, extracts and transports natural gas;
- Contractually markets and transports natural gas and electrical power;
- Converts energy across and along the energy value chain to create higher-value added products; and
- Consumes natural gas and electrical power to operate its facilities.

AltaGas expects to continue to develop its asset base by seeking opportunities for expansion and acquisition in the natural gas, NGLs and power business in Canada and the northern United States.

Organizational Structure of the Trust

The following diagram shows the inter-entity relationships among the Trust and its material subsidiaries.


Public Securityholders
Enbridge Inc.
Trust Units
Trust Units
AltaGas Income Trust
Common Shares (100%)
Units (100%) and Holding Trust Notes
Class B Units(1) (100%)
Class B Units(1) (100%)
Holding Trust
Class A Units (100%)
AltaGas LP #1
General Partner
Class A Units (100%)
AltaGas LP #2
Common shares (100%) and debt
AltaGas Ltd.
Common shares (100%)
99.9%
AltaGas Holdings Inc.
0.1%
AltaGas Operating Partnership(2)
0.1%
99.9%
Common shares (100%)
AltaGas Power Holdings Partnership
AltaGas Utility Holdings Inc.
50%
Common shares (100%)
ASTC Power Partnership
AltaGas Utilities Inc.

Notes:

(1) Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2 are exchangeable for Trust Units at the option of the holder on a one-for-one basis, are entitled to vote with Unitholders pursuant to the Special Voting Unit and are entitled to the same cash payments per unit as the cash distributions made on a Unit.

(2) Subsequent to the Arrangement, substantially all of the operating assets formerly owned by AltaGas were contributed to, and certain obligations of AltaGas were assumed by, the AltaGas Operating Partnership.

RECENT DEVELOPMENTS

Trust Conversion

Effective May 1, 2004, the business of AltaGas Services was reorganized pursuant to the Arrangement and holders of common shares of AltaGas Services received Units and/or Exchangeable Securities in exchange for their common shares. AltaGas Services became an indirect subsidiary of the Trust and was amalgamated to form AltaGas. Additional information relating to the Arrangement is contained in the Information Circular, which is incorporated by reference herein.

Edmonton Ethane Extraction Plant Acquisition

On March 18, 2004, AltaGas Services announced that it had entered into a purchase and sale agreement with BP Canada Energy Resources Company ("**BP**") to acquire BP's 48 2/3% interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The acquisition, expected to close during the second quarter of 2004, will increase AltaGas' net extraction processing capacity to 539 million cubic feet of gas per day.

Adoption of Distribution Reinvestment Plans

On May 20, 2004, the Trust adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for Unitholders and each of AltaGas LP #1 and AltaGas LP #2 adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for holders of Exchangeable Securities (collectively, the "**DRIP Plans**"), available in respect of monthly cash distributions or cash payments payable on or after June 15, 2004.

Under the DRIP Plans, eligible Unitholders and eligible holders of Exchangeable Securities may elect to receive a cash distribution of up to 102% of the cash distribution from the Trust, in the case of Units, or up to 102% of the cash payment from AltaGas LP #1 or AltaGas LP #2, as applicable, in the case of Exchangeable Securities, that such Unitholder or holder of Exchangeable Securities would have otherwise been entitled to receive. Alternatively, Unitholders or holders of Exchangeable Securities can direct cash distributions or cash payments, as applicable, to be reinvested in additional Units at 95% of the "average market price" as defined in the DRIP Plans.

PremStar Energy Canada Ltd.

On May 26, 2004, the Trust announced that a subsidiary of the trust has executed a letter of intent to purchase the business of PremStar Energy Canada Ltd. and its subsidiaries, ECNG Inc. and Energistics Group Inc. (collectively, "**PremStar**"), for approximately $22.0 million, payable by way of 993,789 Trust Units issued from treasury plus approximately $1.2 million cash. The transaction is conditional on the execution of a purchase and sale agreement, which is expected to occur prior to July 1, 2004.

The PremStar group specializes in the procurement and supply of energy to end use customers. The PremStar acquisition will build on AltaGas' low risk, fee for service business through the provision of physical energy supply from the gas field directly to end use customers located primarily in Ontario. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated June 3, 2004 (the "**Underwriting Agreement**") between the Trust, AltaGas, AltaGas Operating Partnership and the Underwriters, the Trust has agreed to issue and sell 4,300,000 Units and the Underwriters have severally agreed to purchase all of such Units on June 10, 2004 or on such other date as may be agreed among the parties to the Underwriting Agreement (such date not to be later than June 24, 2004) at a price of $18.70 per Unit. The Underwriting Agreement provides that the Underwriters will be paid a fee of $0.935 per Unit purchased by the Underwriters from the Trust in consideration for their services in connection with the offering. The offering price of the Units was determined by negotiation between General Partner, on behalf of the Trust, and the Underwriters.

The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 430,000 Units at a price of $18.70 per Unit, exercisable in whole or in part, at any time prior to 30 days after the closing of the offering, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total offering, Underwriters' fee and net proceeds to the Trust will be $88,451,000, $4,422,550 and $84,028,450,

respectively. This short form prospectus qualifies the distribution of the Units issuable upon exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Units which it has agreed to purchase, the remaining Underwriter or Underwriters may terminate their obligation to purchase their allotment of Units, or may, but are not obligated to, purchase the Units not purchased by the Underwriter or Underwriters which fail to purchase. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Trust, AltaGas and AltaGas Operating Partnership have agreed to indemnify the Underwriters and their respective agents, shareholders, directors, officers and employees against certain liabilities.

The Trust has applied to list the Units offered hereby on the TSX. The TSX has conditionally approved the listing of the Units offered hereby subject to the Trust fulfilling all of the listing requirements of the TSX on or before August 25, 2004.

The Trust has agreed with the Underwriters that it will not, during the period ending 90 days following the closing of the offering, issue or sell any Units or any securities convertible into or exchangeable for Units, without the prior written consent of RBC Dominion Securities Inc., such consent not to be unreasonably withheld, other than any issue of options pursuant to the Trust's Trust Unit Option Plan, and any issue of Units pursuant to options under such Plan, upon the exchange of Exchangeable Securities, pursuant to the Trust's DRIP Plans or in connection with the PremStar acquisition described under "Recent Developments." Enbridge has agreed with the Underwriters that it will not, during the period ending 90 days following the closing of the offering, sell any Units or any securities convertible into or exchangeable for Units without the prior written consent of RBC Dominion Securities Inc., such consent not to be unreasonably withheld.

Pursuant to applicable securities laws, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Units. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Units. In connection with the offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Units offered hereby have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and resell the Units acquired pursuant to the Underwriting Agreement to qualified institutional buyers (as defined in Rule 144A under the 1933 Act) in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Units outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the commencement of this offering, any offer or sale of Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

USE OF PROCEEDS

The net proceeds of the offering to the Trust, after payment of the Underwriters' fee of $4,020,500 and expenses of the offering estimated to be $200,000, will be approximately $76,189,500. If the Over-Allotment Option is exercised in full, the net proceeds of the offering to the Trust, after payment of the Underwriters' fee of $4,422,550 and expenses of the offering estimated to be $200,000, will be approximately $83,828,450. See "Plan of Distribution." The net proceeds of the offering will be used by the Trust to indirectly subscribe for securities of AltaGas or will be indirectly loaned to AltaGas. AltaGas will use the net proceeds of the offering to reduce bank indebtedness, which may be redrawn and used for general corporate purposes including AltaGas' ongoing capital program, funding the acquisition of the Edmonton Ethane Extraction Plant referred to under "Recent Developments" and funding future acquisitions. See "Capitalization of the Trust" and "Relationship Among the Trust, AltaGas and Certain Underwriters."

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP (collectively, "**Counsel**"), the following summary fairly describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a subscriber who acquires Units pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, holds the Units as capital property and deals at arm's length with, and is not affiliated with, the Trust and the Underwriters. Generally, Units will be considered to be capital property to a holder provided the holder does not hold the Units in the course of carrying on a business of buying or selling securities and does not acquire them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who are Residents and who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have them, and any other "Canadian securities" (as defined in the Tax Act), deemed to be capital property. Holders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to a Unitholder that is a "specified financial institution" as defined in the Tax Act or a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules, nor is it applicable to a Unitholder an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("**CRA**"). This summary is not exhaustive of all possible Canadian federal income tax considerations, and except for the Proposed Amendments, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

A Budget proposal to impose a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, *inter alia*, real property was suspended by the Minister of Finance (Canada) on May 18, 2004 pending further consultation and review. Further, the Budget proposes to introduce changes to the Tax Act that will subject persons who are not Residents to tax in respect of certain distributions made by mutual fund trusts that currently are not subject to taxation in Canada. It is not clear whether these proposals, if enacted, will result in tax consequences to Unitholders that are materially different from those disclosed herein. Prospective Unitholders that are registered pension plans or who are not Residents should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

Based in part upon representations made by AltaGas as to certain factual matters, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will continue to so qualify at all times. In the event the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and that is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable in a taxation year to a Unitholder if the Unitholder is entitled in the year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

All or substantially all of the income of the Trust will consist of the income of Holding Trust (including net realized taxable capital gains) that is paid or becomes payable in the year by Holding Trust to the Trust and that is deducted by Holding Trust in computing its income for purposes of the Tax Act.

In computing its income, the Trust may deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it) and may amortize, over a five year period (subject to prorating for short taxation years) the underwriting fees and other expenses of the offering.

Under the Declaration of Trust, an amount equal to all of the income of the Trust for each year, including net realized capital gains, but excluding income which is designated by the Trust to a redeeming Unitholder and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Trust, generally will be payable in the year to Unitholders by way of cash distributions, subject to the following exceptions. Income of the Trust which is applied to finance cash redemptions of Units or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional Units.

Capital gains of the Trust realized in connection with an *in specie* redemption of Units and certain income of the Trust may be designated to the redeeming Unitholder, with the result that the taxable portion of such gains and such income generally should be taxable to the redeeming Unitholder and not to the Trust.

Counsel has been advised that the Trust intends to make sufficient distributions in each year (in cash or by way of additional Units) of its income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable for income tax under the Tax Act. The Trust generally is expected to designate to the Unitholders any taxable dividends or net taxable capital gains received or realized by it or designated to it by Holding Trust so that such amounts retain their character when received by Unitholders.

Taxation of Holding Trust

Holding Trust is subject to tax in each taxation year on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to the Trust and that is deducted by Holding Trust in computing its income for purposes of the Tax Act. The taxation year of Holding Trust is the calendar year.

All or substantially all of the income of Holding Trust will consist of the portion of the income of AltaGas LP #1 that is allocated to Holding Trust. Amounts received or realized by AltaGas LP #1 as taxable dividends or net taxable capital gains will retain their character and be treated as such in the hands of Holding Trust to the extent allocated to Holding Trust. The amount of income allocated to Holding Trust from AltaGas LP #1 may exceed or be less than the amount of cash distributed by AltaGas LP #1 to Holding Trust.

In computing its income for tax purposes, Holding Trust may deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it).

Under the Holding Trust declaration of trust, an amount equal to all of the income of Holding Trust, including net realized capital gains, generally will be payable to the Trust and, therefore, deductible in computing Holding Trust's income for tax purposes. Accordingly, Holding Trust generally will not be liable for income tax. Holding Trust generally is expected to designate to the Trust any taxable dividends and net taxable capital gains received under the Tax Act so that such amounts retain their character as such when received by the Trust.

Taxation of AltaGas LP #1 and AltaGas LP #2

Neither AltaGas LP #1 nor AltaGas LP #2 is subject to tax under the Tax Act. AltaGas LP #1, as a partner of AltaGas LP #2, is required to include in computing its income for a particular fiscal year its share of the income or loss of AltaGas LP #2 for the fiscal year of AltaGas LP #2 ending in that fiscal year of AltaGas LP #1, whether or not any such income is distributed to AltaGas LP #1 in the year. Similarly, Holding Trust, as a partner of AltaGas LP #1, is required to include in computing its income for a particular taxation year its share of the income or loss of AltaGas LP #1 for the fiscal year of AltaGas LP #1 ending in that taxation year of Holding Trust, whether or not any such income is distributed to Holding Trust in the year.

For these purposes, the income or loss of AltaGas LP #2 and AltaGas LP #1 will be computed for each of their respective fiscal years as if each of them was a separate person resident in Canada, and in making those computations, each of AltaGas LP #1 and AltaGas LP #2 will be entitled to deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it). All or substantially all of the income of AltaGas LP #2 for a fiscal year will consist of interest on the indebtedness of AltaGas that accrues to AltaGas LP #2 to the end of the year, or is received or becomes receivable by it before the end of the year, to the extent that such interest was not included in computing its income for a preceding year. Also, AltaGas LP #2 will include in its income for a fiscal year any dividends received by it on shares of AltaGas in that year. Such amounts will then be included in the income of AltaGas LP #1 to the extent they are allocated to AltaGas LP #1.

Residents

The following portion of this summary is applicable to a Unitholder who at all relevant times is, or is deemed to be, a Resident. The taxation of Unitholders who are not Residents is described below under "Persons other than Residents".

This summary does not address the tax considerations of participating in the DRIP Plans.

Trust Distributions

A Unitholder generally will be required to include in computing income for a particular taxation year of the Unitholder such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains, as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash, additional Units or otherwise. Provided that appropriate designations are made by the Trust and Holding Trust, such portion of any taxable dividends received from taxable Canadian corporations and net taxable capital gains as is paid or payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. All other income of the Trust that is paid or becomes payable to a Unitholder generally will be considered income from property, irrespective of its source. Any loss of the Trust or Holding Trust for the purposes of the Tax Act cannot be allocated to, and cannot be treated as a loss of, a Unitholder.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base ("**ACB**") of the Units held by the Unitholder. Any other amount in excess of the income of the Trust that is paid or payable to a Unitholder in a taxation year (otherwise than as proceeds of disposition on a redemption of Units) generally will not be included in the Unitholder's income for the year but will reduce the ACB of the Units held by the Unitholder. To the extent that the ACB of a Unit to a Unitholder would otherwise be a negative amount, that negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises, and the ACB of the Unit to the Unitholder will be reset to nil.

The cost to a Unitholder of a Unit will include all amounts paid or payable by the Unitholder for the Unit with certain adjustments. The cost to a Unitholder of additional Units received in lieu of a cash distribution of income (including net capital gains) will be the amount of such income paid in additional Units. The cost to a Unitholder of all Units held as capital property will be averaged to determine the ACB of each such Unit.

Acquisition of Units

Since the income of the Trust will be distributed on a monthly basis, a purchaser of a Unit may become taxable on a portion of the income of the Trust accrued or realized by the Trust in a month before the time the Unit was purchased but which was not paid or made payable to Unitholders until the end of the month and after the time the Unit was purchased. A similar result may apply on an annual basis in respect of a portion of net taxable capital gains accrued or realized by the Trust in a year before the time the Unit was purchased but which is paid or made payable to Unitholders at year end and after the time the Unit was purchased.

Disposition of Units

The disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, generally will result in the Unitholder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Unitholder's ACB of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder's income. The treatment of capital gains and losses is described below under "Residents – Taxation of Capital Gains and Capital Losses".

Where a Unitholder receives Holding Trust Notes on a redemption of Units, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value ("**FMV**") of the Holding Trust Notes so distributed less any amount designated by the Trust to be an income distribution from the Trust. The Declaration of Trust provides that the Trustee has the discretion to designate certain income and any capital gain realized by the Trust as a result of the redemption of Units to the Unitholder redeeming Units, as is reasonable in the circumstances. The Unitholder will be required to include in income any such income so designated.

The cost of any Holding Trust Notes distributed by the Trust to a Unitholder upon a redemption of Units will be equal to the FMV of the Holding Trust Notes at the time of the distribution. For this purpose, the Unitholder will be required to determine the FMV of the Holding Trust Notes on a reasonable basis. A Unitholder who is a Resident will thereafter be required to include in income, in accordance with the provisions of the Tax Act, interest received, receivable or accruing on such Holding Trust Notes.

Taxation of Capital Gains and Capital Losses

Under the Tax Act, one-half of any capital gain realized by a Unitholder, and the amount of any net taxable capital gains designated by the Trust in respect of a Unitholder, will be included in such holder's income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss (an "allowable capital loss") realized by a Unitholder must be deducted from taxable capital gains realized by, or designated to, the Unitholder in the year of disposition, and allowable capital losses in excess of taxable capital gains in the year of disposition may be deducted against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of $6^2/_3$% on certain investment income, including taxable capital gains.

A capital loss realized on the disposition of a Unit by a Unitholder that is a corporation or trust (other than a mutual fund trust), whether directly or as a member of a partnership, may be reduced in respect of certain distributions to the Unitholder out of dividends received by the Trust directly or through Holding Trust, AltaGas LP #1 or AltaGas LP #2 and designated by the Trust in respect of the Unitholder, to the extent and under the circumstances described in the Tax Act.

Minimum Tax

Net income of the Trust that is paid or payable to a Unitholder that is designated as taxable dividends or as net taxable capital gains, and capital gains realized on the disposition of Units may increase the Unitholder's liability for minimum tax if the Unitholder is an individual.

Qualified Investment Status

Units will be qualified investments for Exempt Plans (subject to the specific provisions of any particular Exempt Plan) provided that the Trust qualifies as a mutual fund trust or a registered investment for purposes of the Tax Act. Counsel has been advised that the Trust intends to apply to be a registered investment under the Tax Act effective from the date of its formation. If the Trust does not become a registered investment, the Units would immediately cease to be qualified investments for Exempt Plans if the Trust ceased to be a mutual fund trust. If the Trust becomes a registered investment and subsequently ceases to qualify as a mutual fund trust, and consequently (or for any other reason) loses its status as a registered investment, the Units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment.

Holding Trust Notes received as a result of an *in specie* redemption of Units by the Trust will not be qualified investments for Exempt Plans, which could give rise to adverse consequences to the Exempt Plan or the annuitant thereunder. Accordingly, Exempt Plans that own Units should consult their own tax advisors before deciding to exercise the redemption right attached to the Units.

Registered Pension Plans

It is not certain whether the Trust would be a "business income trust" or whether the Units would constitute "restricted investment property" as described in certain Proposed Amendments announced by the Minister of Finance (Canada) in the Budget. Under those Proposed Amendments, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in those Proposed Amendments. On May 18, 2004, the Minister of Finance (Canada) announced that those Proposed Amendments will be suspended pending further consultation and review.

Foreign Property

Based in part on representations of the Trust, Holding Trust, AltaGas and the General Partner as to certain factual matters, the Units will not constitute foreign property for purposes of the Tax Act.

The Units may become foreign property at any time (unless the Trust is a registered investment) if the Trust either (i) ceases to qualify as a mutual fund trust, or (ii) does not restrict its holdings of foreign property within the limits provided under the Tax Act.

Persons other than Residents

The following portion of this summary generally is applicable to a Unitholder who at all relevant times is not, and is not deemed to be, a Resident ("**Non-Resident**") and who does not use or hold, and is not deemed to use or hold Units in connection with carrying on a business in Canada. Special rules, which are not discussed herein, may apply to a Unitholder that is a Non-Resident and that is an insurer carrying on business in Canada and elsewhere.

Trust Distributions

Generally, amounts in respect of income of the Trust that are paid or credited or deemed to be paid or credited, to a Non-Resident Unitholder, other than amounts designated by the Trust to be net taxable capital gains, will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under an applicable income tax convention. The rate of withholding tax is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Unitholders who are Non-Residents and who are residents of the United States for purposes of the *Canada-United States Tax Convention.*

Pursuant to certain Proposed Amendments included in the Budget, the Trust will be required to maintain a separate account (the "**TCP Gains Distribution Account**") to which it will add its net capital gains from dispositions after March 22, 2004 of "taxable Canadian property" and from which it will deduct losses from dispositions of such property and distributions designated by the Trust to be capital gains. Amounts paid by the Trust to a Non-Resident Unitholder, which the Trust designates as capital gains, will be subject to Canadian withholding tax at the same rate as distributions in respect of Trust income to the extent the Trust has a positive balance in its TCP Gains Distribution Account.

Also under the Proposed Amendments, effective for distributions after 2004, if the value of the Units is considered to be primarily attributable to real property in Canada, all distributions by the Trust that would otherwise not be subject to withholding tax as described above may be subject to a special Canadian withholding tax of 15% of the amount of the distribution. This withholding tax, if applicable, may be refunded in certain circumstances where the holder disposes of Units at a loss, subject to detailed provisions contained in the Proposed Amendments. It is not certain whether this special withholding tax will apply to distributions by the Trust.

Disposition of Units

A Non-Resident Unitholder generally will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Unit (whether the disposition of such Unit is on sale, redemption, by virtue of capital distributions in excess of the Unitholder's ACB or otherwise) unless the Unit constitutes "taxable Canadian property" for purposes of the Tax Act of the Non-Resident Unitholder and no relief is available to the Non-Resident Unitholder under an applicable income tax convention.

A Unit generally will not be considered to be taxable Canadian property of a Unitholder unless either: (i) at any time during the 60 month period that ends at the time of the disposition of the Unit, 25% or more of the issued Units were owned by the Unitholder, by persons with whom the Unitholder did not deal at arm's length or by any combination thereof; or (ii) at the time of disposition, the Trust is not a "mutual fund trust" as defined in the Tax Act.

If a Non-Resident's Units are considered to be taxable Canadian property, on the disposition or deemed disposition thereof, the capital gain (or capital loss) generally will be treated in the manner described above under "Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses". However, an applicable income tax convention may provide relief from Canadian tax on any such capital gain realized by the Unitholder.

Interest paid or credited on any Holding Trust Notes received by a Non-Resident Unitholder on an in specie redemption of Units will be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under the terms of an applicable income tax treaty. Such rate of withholding tax generally will be reduced to 10% in the case of a non-resident who is a resident of the United States for purposes of the *Canada-United States Tax Convention*.

RELATIONSHIP AMONG THE TRUST, ALTAGAS AND CERTAIN UNDERWRITERS

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. are subsidiaries of Canadian banks that are lenders to AltaGas. Accordingly, pursuant to applicable securities legislation, the Trust may be considered a "connected issuer" to RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. As at May 1, 2004, AltaGas was indebted to such banks in the amount of approximately $290.7 million. In addition, such banks have issued letters of credit to AltaGas in the aggregate amount of $28.7 million as at May 1, 2004. AltaGas is not in default of its obligations to such banks and none of such banks has waived any breach by AltaGas of the agreements relating to such obligations since their execution. The financial position of AltaGas has not changed substantially since the indebtedness under the credit facilities was incurred. The indebtedness is unsecured. The net proceeds of the offering to the Trust will be used to indirectly subscribe for securities of AltaGas or indirectly loaned to AltaGas. AltaGas will use the net proceeds of the offering to reduce bank indebtedness which may be redrawn and used for general corporate purposes including expanding AltaGas' ongoing capital program and funding future acquisitions. The decision to issue the Units offered hereby and the determination of the terms of the distribution were made through negotiation among the General Partner, on behalf of the Trust, and the Underwriters. The Canadian banks of which RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. are subsidiaries did not have any involvement in such decision or determination. As a consequence of the offering, each of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc. and National Bank Financial Inc. will receive its proportionate share of the Underwriters' fee.

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at May 1, 2004, both before and after giving effect to the offering.

Designation	As at May 1, 2004 before giving effect to the offering	As at May 1, 2004 after giving effect to the offering
	(unaudited)	(unaudited)
Debt:		
Operating loans [1][3]	$290,704,000	$214,514,500
Medium Term Notes [2]	$100,000,000	$100,000,000
Unit Capital:		
Units [3][4]	$200,474,000	$276,663,500
	(33,668,068 Units)	(37,968,068 Units)
Exchangeable Securities [5][6]	$73,002,000	$73,002,000
	(12,260,225 units)	(12,260,225 units)

(1) At May 1, 2004, AltaGas had: i) a $50.0 million demand operating credit facility with a Canadian chartered bank (the "**Operating Facility**"); ii) a $300.0 million extendible revolving term credit facility with a syndicate of Canadian chartered banks (the "**Extendible Facility**"); and iii) a $75.0 million 364 day extendible revolving letter of credit facility with a Canadian chartered bank (the "**LC Facility**") (collectively, the "**Operating Loans**"). See "Relationship among the Trust, AltaGas and Certain Underwriters." The Operating Facility bears interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility bears interest at the lenders' prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility matures on October 10, 2004 and may be extended for an additional 364 days or can be converted by AltaGas on that date to a two year term loan. The term loan is repayable over the two year period or at the end of the two year period, depending on the bond rating category of the long term senior unsecured indebtedness of AltaGas. The LC Facility bears fees and interest at market rates. It matures on July 31, 2004 but can be extended at AltaGas' request and acceptance by the bank. AltaGas has issued letters of credit under the Operating Loans in the aggregate amount of $28.7 million. See "Risk Factors – Debt Service".

(2) On October 4, 2000, AltaGas Services issued $100 million of 7.28% medium term notes (the "**Medium Term Notes**"). Interest is payable semi-annually and the principal is due on October 4, 2005. Following the Arrangement, AltaGas Operating Partnership became the obligor for the Medium Term Notes and is in compliance with all covenants and requirements contained in the indenture pursuant to which such notes were issued. See "Risk Factors."

(3) In the event the Over-Allotment Option is exercised in full, the number of outstanding Units will be 38,398,068 ($284,302,450) and the outstanding indebtedness under the Operating Loans will be reduced to $206,875,550.

(4) As at May 1, 2004, the Trust had outstanding, to officers, directors and employees, options to purchase an aggregate of 1,382,988 Units at prices ranging from $4.80 to $15.87 per Unit.

(5) There is one Special Voting Unit outstanding, representing, in aggregate, a maximum of 12,260,225 votes at meetings of Unitholders, subject to proportionate reduction upon exchange of Exchangeable Securities. See "Description of Units – Special Voting Units".

(6) Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2 are exchangeable for Units at the option of the holder on a one-for-one basis, are entitled to vote with Unitholders pursuant to the Special Voting Unit and are entitled to the same cash payments per unit as the cash distributions made on a Unit.

(7) As at March 31, 2004, AltaGas Services' retained earnings were $100,943,000.

DESCRIPTION OF UNITS

Units

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. Each Unit entitles the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder for cash or, in certain circumstances, Holding Trust Notes.

Issuance of Units

The Declaration of Trust provides that Units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

Special Voting Units

The Declaration of Trust allows for the creation of special voting units that will enable the Trust to provide voting rights to holders of Exchangeable Securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable Securities issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of Unitholders.

The holder of a special voting unit, including the Voting and Exchange Trustee in respect of the Special Voting Unit, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of Unitholders as is equal to the number of Units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable Securities pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Securities. However, if no instructions are provided by the holders of Exchangeable Securities, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that, upon the exchange of Exchangeable Securities for Units, the entitlement to vote pursuant to the special voting unit will be eliminated in respect of those Exchangeable Securities.

Cash Distributions

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to Unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about July 15, 2004, provided closing of the offering occurs by June 25, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on June 15, 2004, the record date for which was May 25, 2004. The General Partner expects that substantially all of the cash distributions to Unitholders will be taxed as ordinary income or as dividends.

For additional information in respect of the Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Declaration of Trust, see "Declaration of Trust and Description of Units" on pages 79 through 85, inclusive, of the Information Circular.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Units offered hereby will be passed upon on behalf of the Trust by Stikeman Elliott LLP, Calgary, Alberta, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

The partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each own, directly or indirectly, less than 1% of the outstanding Units and Exchangeable

Securities. As of the date hereof, the partners and professional staff of Ernst & Young LLP, as a group, do not beneficially own, directly or indirectly, any of the Units or Exchangeable Securities. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associate or affiliate of the Trust.

RISK FACTORS

A prospective investor should consider carefully the risk factors set out below and in the AIF incorporated by reference herein. In addition, prospective investors should carefully review and consider all other information contained in this short form prospectus before making an investment decision and consult their own experts where necessary.

Risks Inherent in an Investment in Units

Nature of Units

The Units do not represent a traditional investment in the diversified energy services business and should not be viewed by Unitholders as shares in AltaGas. The Units represent a fractional interest in the Trust. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets are the shares of the General Partner, the units of the Holding Trust, Holding Trust Notes and may include other investments in securities.

Cash distributions of the Trust are not guaranteed and the price per Unit is a function of anticipated distributions, the underlying assets of the Trust and management's ability to effect long-term growth in the value of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, electricity prices and natural gas and natural gas liquids prices. Changes in market conditions may adversely affect the trading price of the Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Potential Sales of Additional Units

The Trust may issue additional Units or securities convertible into or exchangeable for Units in the future to directly or indirectly fund capital expenditure requirements of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Units may be issued without the approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such additional issues. The Board of Directors of the General Partner has discretion in connection with the price and the other terms of the issue of such additional Units.

Nature of Distributions

Unlike interest payments on an interest-bearing security, cash distributions by income trusts on trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable "returns of capital"). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to Unitholders. Therefore, a Unitholder's rate of return over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a Unitholder may receive cash distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder while returns of capital are generally non-taxable to a Unitholder (but reduce a Unitholder's cost base in the Unit for tax purposes). The General Partner expects that substantially all of the cash distributions to Unitholders will be taxed as ordinary income or as dividends. See "Description of Units – Cash Distributions". Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances.

Variability of Distributions

As the Cash Flow of the Trust available for distribution to Unitholders is a function of numerous factors, including AltaGas' financial performance, the impact of interest rates, electricity prices, natural gas and natural gas liquids prices, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of Units and Exchangeable Securities outstanding, depending on the operations of AltaGas and the performance of its assets, distributions may be reduced or suspended entirely.

The market value of the Units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

Changes in Legislation

Income tax laws relating to the Trust, such as the status of mutual fund trusts, may be changed in a manner which adversely affects Unitholders. If the Trust ceases to qualify as a mutual fund trust, and is not a registered investment, the Units will cease to be qualified investments for Exempt Plans. If the Trust ceases to qualify as a "mutual fund trust", the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

The Budget contained a proposal to subject distributions of capital after 2004 to non-residents by certain income trusts (which distributions currently are not subject to Canadian income tax) to a new 15% withholding tax. This tax will apply to Unitholders only if the value of the Units is "primarily attributable to real property in Canada or a Canadian resource property". It is not clear whether the Trust would meet this test and thereby be subject to the application of this proposal. If this proposal applies with respect to the Trust, it may adversely affect non-resident Unitholders who are not entitled to a deduction or credit for such withholding tax against income taxes otherwise payable by them in another jurisdiction.

The Budget also contained several proposals relating specifically to the tax treatment of certain tax exempt holders of units of certain income trusts. After 2004, a penalty tax is proposed for certain Canadian tax exempt entities, such as registered pension funds, which hold excess amounts of units or debt of "business income trusts". Generally, the restrictions limit the aggregate amount of such holdings to 1% of the cost of all of the entity's property and limit the holdings of such entities (together with entities with which they do not deal at arm's length) to 5% of the total fair market value of any class of units of a particular trust. These proposals do not apply to Exempt Plans. Due to the nature of the assets held indirectly by the Trust, it is not clear for the purposes of these rules whether the Trust will be considered to be a "business income trust" to which these restrictions will apply. The Minister of Finance (Canada) announced on May 18, 2004 that this proposal would be suspended pending further consultation and review. There can be no assurance as to whether such suspension will be permanent or, alternatively, such restrictions on "business income trusts" will be applied as previously announced or in some modified form.

Environmental and applicable operating legislation may be changed in a manner which adversely affects AltaGas through the imposition of restrictions on its business activities or by the introduction of regulations that increase AltaGas' operating costs thereby indirectly affecting the Trust and potentially reducing distributions to Unitholders.

Loss of Mutual Fund Trust Status

The General Partner intends that the Trust will continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. See "– Changes in Legislation" above. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are listed below.

(a) If at the time the Trust ceased to be a mutual fund trust it had not become a registered investment, the Units would immediately cease to be qualified investments for Exempt Plans. If the Trust were a registered investment, it may, as a consequence of ceasing to be a mutual fund trust, also cease to be a registered investment. In that event, Units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment. If, at the end of any month, an Exempt Plan holds Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Units at the time the Units were acquired by the Exempt Plan. A registered retirement savings plan or registered retirement

income fund holding Units that are not qualified investments would be subject to taxation on income attributable to the Units, including the full amount of any capital gain from a disposition of such Units. If a registered education savings plan holds Units that are not qualified investments, it may have its registration revoked by the CRA.

(b) Units held by Non-Resident Unitholders would become taxable Canadian property. Non-Resident Unitholders would be subject to Canadian income tax and reporting requirements on any gains realized on a disposition of Units held by them.

(c) The Trust would be taxed on certain types of income distributed to Unitholders. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

(d) The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

(e) The Trust would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

(f) If the Trust either does not become a registered investment, or having become a registered investment also ceased to be a registered investment, the Units would constitute "foreign property" for the purposes of the Tax Act.

In addition, the Trust may take certain measures in the future to the extent it believes necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain Unitholders, particularly Non-Residents. See "- Risks Associated With the Level of Foreign Ownership" below.

Risks Associated With the Level of Foreign Ownership

The Declaration of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, *inter alia*, requires that a mutual fund trust cannot be established or maintained primarily for the benefit of Non-Residents. There is no indication that the mutual fund trust status of the Trust currently is in jeopardy. If, in the future, the General Partner determines that any such risk exists, it is entitled to take a number of actions under the Declaration of Trust, including to require Unitholders that it believes are Non-Residents to sell their Units, which action may have an adverse effect on the market price of the Units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Distribution of Holding Trust Notes or Other Securities on Redemption or Termination of the Trust

It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Holding Trust Notes which may be received as a result of a redemption of Units will not be listed on any stock exchange and no market for Holding Trust Notes is expected to develop. The Holding Trust Notes will not be qualified investments for Exempt Plans. On termination of the Trust, the Trustee may distribute securities directly to Unitholders, subject to obtaining all of the necessary regulatory approvals. In addition, there may be resale restrictions imposed by applicable law upon the recipients of Holding Trust Notes pursuant to the redemption right. The Holding Trust Notes will not be guaranteed by any other party, and the provisions of the Holding Trust Note Indenture governing events of default and the remedies available thereunder will not provide protection to the holders of Holding Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Debt Service

AltaGas may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AltaGas may impair AltaGas' ability to satisfy its obligations under indebtedness held indirectly by the Trust. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AltaGas of its obligations under its indirect indebtedness to the Trust. Ultimately, this may result in lower levels of Cash Flow of the Trust and could reduce distributions to Unitholders.

The Operating Loans are unsecured and subject to customary covenants and financial tests which may in certain circumstances restrict AltaGas' ability to make distributions to AltaGas LP #2 and ultimately to Unitholders. The Medium Term Notes are subject to customary covenants and financial tests, including a restriction on total funded obligations as a ratio of total capitalization, and may in certain circumstances restrict AltaGas Operating Partnership's ability to make distributions to AltaGas and ultimately to Unitholders.

Structural and Contractual Subordination

In the event of a bankruptcy, liquidation or reorganization of AltaGas or AltaGas Operating Partnership, holders of their respective indebtedness and trade payables will generally be entitled to payment of their claims from the assets of AltaGas or AltaGas Operating Partnership, as applicable, before any assets are made available for distribution to the Trust. The Units are therefore effectively junior to indebtedness under the Operating Loans and the Medium Term Notes and most other liabilities (including trade payables) of AltaGas and AltaGas Operating Partnership. Neither AltaGas nor AltaGas Operating Partnership is limited in its ability (except pursuant to restrictive covenants under the Operating Loans and the Medium Term Notes) to incur secured or unsecured indebtedness.

AltaGas distributes a substantial portion of its cash flow to AltaGas LP #2 pursuant to an interest bearing loan agreement. Payments by AltaGas under this loan agreement are expressly subordinated to the prior payment in full of all indebtedness of AltaGas to third parties, including all indebtedness and obligations under the Operating Loans. Upon a default under the Operating Loans or the Medium Term Notes, AltaGas may be prevented from distributing cash to AltaGas LP #2 thereby ultimately reducing cash available for distribution to Unitholders.

Dependence on AltaGas

The Trust will be entirely dependent upon the success of the operations of AltaGas through its indirect ownership of AltaGas. Accordingly, the distributions to the Unitholders will be dependent on the ability of AltaGas to generate cash flow.

Taxation of AltaGas

Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Board of Directors of the General Partner expects this to be the case in respect of AltaGas and its interest expense on its indirect indebtedness to the Trust. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against AltaGas, it could have a materially adverse effect on the Cash Flow of the Trust available for distribution to Unitholders.

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability. There is no assurance that at the relevant time the Trust will have sufficient assets to be able to satisfy such indemnity.

The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon Unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel to the Trust, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

Legislation has been assented to but is as yet unproclaimed in the Province of Alberta that, upon becoming effective, will provide that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

Deductibility of Expenses

Although the General Partner is of the view that all expenses to be claimed by the Trust, Holding Trust, AltaGas LP #1 and AltaGas LP #2 will be reasonable and deductible, there can be no assurance that the CRA will agree. If the CRA successfully challenges the deductibility of any such expenses, the return to Unitholders may be adversely affected.

Potential Conflicts of Interest

Circumstances may arise where directors and officers of AltaGas and the General Partner are directors or officers of other entities which are in competition to the interests of AltaGas and the Trust. Pursuant to an agreement with the Trust dated May 1, 2004, Enbridge Inc. is presently entitled to and has appointed two directors to the board of the General Partner. These directors are not elected by Unitholders. There may be situations in which the interests of Enbridge Inc. will conflict with those of the Trust and its subsidiaries, including AltaGas.

The General Partner owes a fiduciary duty to AltaGas and the Trust. While the General Partner has agreed to indemnify the Trust in certain circumstances, the General Partner may not have sufficient assets to honour such indemnification.

Risks Inherent in the Ongoing Business of AltaGas

The following are the primary risks associated with the business and affairs of AltaGas and should be considered carefully in light of the fact that the Trust depends entirely on the operations and assets of AltaGas for its cash flow, and thereby its ability to pay distributions to Unitholders. These risks are applicable to AltaGas' current operations and AltaGas' expected future operations.

Operating Risk

As AltaGas continues to grow and diversify its midstream energy business the risk profile of AltaGas may change. AltaGas may enter into or expand business components where there is greater economic exposure and more "at risk" capital. AltaGas' expectation of higher returns from these businesses justifies the level of risk. In addition, AltaGas enters into these businesses on the basis that these risks can be actively managed.

AltaGas' current operations are subject to the risks normally associated with the operation and development of natural gas and power facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of these events could increase AltaGas' costs and reduce its ability to process or transport natural gas or deliver power.

AltaGas believes that operational risk is best managed by maintaining control over the timing of capital expenditures, operational decisions and costs by becoming the operator of the facilities in which it invests. At the end of 2003, AltaGas operated 65 of its 67 field gathering and processing facilities, all of its transmission facilities and all of AltaGas Utilities' distribution assets.

AltaGas does not operate its extraction plant interests or the assets related to its power purchase agreement ("**PPA**") based arrangements. Failure by the operators of these facilities to operate at the cost or in the manner projected by AltaGas could negatively affect AltaGas' results.

Facility Throughput

The majority of AltaGas' gathering and processing facilities process or transport natural gas from the Western Canadian Sedimentary Basin. Continuing use of these systems is dependent on a number of factors including the level of exploration and development within the basin, remaining reserves and the ability of producers to discover or develop new reserves within the areas serviced by AltaGas' facilities, the longer term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' gathering and processing facilities is influenced by production of natural gas in the areas serviced by AltaGas. At all of its field gathering and processing facilities, AltaGas actively pursues opportunities to maintain or increase throughput and has been successful in offsetting production declines. AltaGas' contract provisions mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover its invested capital in a relatively short period of time. The majority of AltaGas' field processing facilities are skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

Market Risk

AltaGas is exposed to market risks resulting from movements in commodity prices and interest rates. AltaGas manages its exposure to these risks through the use of various physical and financial instruments.

AltaGas' Commodity Risk Management Policy details the parameters used to measure, monitor and report commodity price risks. It also includes risk management guidelines and objectives, risk tolerance and approved products. This policy prohibits the use of physical and financial instruments for speculative purposes.

Electricity Prices

AltaGas' revenue from electricity sales related to PPAs are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. AltaGas reduces its exposure to floating electricity prices by supplying internal electrical demand requirements and locking in margins with financial instruments.

Natural Gas Liquids Fractionation Price

AltaGas' extraction business depends in part on the level of demand for and pricing of NGLs. AltaGas cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGLs prices and crude oil prices. As crude oil prices fall, NGLs prices will generally decrease subject to other factors that influence the supply and demand. All of AltaGas' ethane production is sold under cost of service type contracts under which AltaGas bears no commodity price risk. AltaGas' NGL production is sold under market based contracts, where AltaGas bears the market or commodity price risk, and under long term fixed fee revenue plus reimbursement of operating costs contracts, where AltaGas bears no commodity price risk. Approximately 50% of AltaGas' NGL production is sold under the latter type of contract where AltaGas bears no commodity price risk. The remaining NGLs are subject to the spread between the price received for the NGLs extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs.

Interest Rate

AltaGas is exposed to interest rate fluctuations on variable rate debt. AltaGas monitors its level of fixed to floating and variable rate debt instruments and from time to time interest rate swaps are used to help maintain balances of each commensurate with AltaGas' target to have 70% to 75% of its debt at fixed interest rates. At May 1, 2004, AltaGas had fixed interest rates on $205.0 million, or approximately 71%, of its floating rate debt through interest rate swaps. At May 1, 2004, approximately $305.0 million, or approximately 78%, of AltaGas' total debt, including its Medium Term Notes and swaps, was at fixed interest rates.

Weather

The Alberta Energy Utilities Board sets rates based upon a deemed capital structure, an allowed rate of return on common equity, an approved rate base and costs expected to be incurred by the utility assuming normal weather conditions. As customers are billed on an actual volume basis, the utility's ability to recover the allowed rate of return depends upon achieving the forecast distribution volumes under "normal weather" conditions. In addition, warmer than normal weather may result in lower than expected demand and a lower rate of return than allowed.

Regulatory

AltaGas' businesses are subject to regulation in the jurisdictions in which they carry on business. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulatory intervention. In the natural gas distribution business under return on rate base regulation, rates are set which allow the regulated entity the opportunity to cover its costs and earn a reasonable return. However there is no guarantee that the entity will earn its fair return because rates are set to cover future estimated costs based on future estimated demand and "normal weather" conditions and the entity's actual revenues may be more or less than the actual costs.

Credit Risk

AltaGas is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future financial obligations to AltaGas. AltaGas minimizes counterparty risk by conducting credit reviews on clients prior to providing services, by participating in contract negotiations to include credit mitigation clauses and by obtaining financial or performance assurances from clients. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of AltaGas Income Trust (the "Trust") dated June 3, 2004 relating to the issue and sale of 4,300,000 trust units of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of AltaGas Services Inc. on the consolidated balance sheets of AltaGas Services Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. Our report is dated February 13, 2004.

Calgary, Alberta
June 3, 2004

Ernst & Young LLP
Chartered Accountants

CERTIFICATE OF THE TRUST

Date: June 3, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ALTAGAS INCOME TRUST
BY: ALTAGAS GENERAL PARTNER INC.

(signed) DAVID W. CORNHILL Chief Executive Officer	(signed) PATRICIA M. NEWSON Chief Financial Officer

On behalf of the Board of Directors:

(signed) MYRON F. KANIK Director	(signed) DARYL H. GILBERT Director

CERTIFICATE OF THE UNDERWRITERS

Date: June 3, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.	CLARUS SECURITIES INC.
By: (signed) TIMOTHY W. WATSON	By: (signed) JAMES E. LORIMER

BMO NESBITT BURNS INC.	SCOTIA CAPITAL INC.	CIBC WORLD MARKETS INC.	NATIONAL BANK FINANCIAL INC.
By: (signed) PHILIP D. LUNN	By: (signed) MARK HERMAN	By: (signed) T. TIMOTHY KITCHEN	By: (signed) ROBERT B. WONNACOTT

CANACCORD CAPITAL CORPORATION	PETERS & CO. LIMITED
By: (signed) KARL B. STADDON	By: (signed) IAN D. BRUCE

46

ADMINISTRATION AGREEMENT

among

ALTAGAS LTD.

- and -

ALTAGAS INCOME TRUST

- and -

ALTAGAS HOLDING TRUST

- and -

ALTAGAS GENERAL PARTNER INC.

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2

Dated as of May 1, 2004

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

THIS ADMINISTRATION AGREEMENT is dated as of May 1, 2004.

AMONG:

ALTAGAS LTD., a corporation incorporated pursuant to the laws of Canada (the "**Administrator**")

- and -

ALTAGAS INCOME TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (the "**Trust**")

- and -

ALTAGAS HOLDING TRUST, an unincorporated investment trust established under the laws of Alberta ("**Holding Trust**")

- and –

ALTAGAS GENERAL PARTNER INC., a corporation incorporated pursuant to the laws of Canada ("**General Partner**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership established under the laws of Alberta (the "**AltaGas LP #1**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, a limited partnership established under the laws of Alberta (the "**AltaGas LP #2**")

WHEREAS on the date hereof, Trust Units, LP #1 B Units and LP #2 B Units have been issued pursuant to the Arrangement;

AND WHEREAS the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 wish to retain the Administrator to provide certain administrative and support services;

AND WHEREAS the Administrator is willing to render such administrative and support services on the terms and conditions hereinafter set forth;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the sufficiency of which is hereby acknowledged by each of the parties to this Agreement, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**Administrator Event of Termination**" means any of the events described in Section 7.5;

"**affiliate**" or "**associate**" when used to indicate a relationship with a person or company has the same meaning as set forth in the *Securities Act* (Alberta);

"**AltaGas LP #1 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004, among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law, binding on the parties;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**Declaration of Trust**" means the declaration of trust of the Trust dated as of March 26, 2004, between the settlor and the Trustee, as from time to time amended, supplemented or restated;

"**Delegation Agreement**" means the delegation agreement dated as of May 1, 2004 among the Trust, the General Partner and the Trustee, as from time to time amended, restated or supplemented;

"**Exchangeable Securities**" means, collectively, the LP #1 B Units and the LP #2 B Units;

"**Expenses**" means all reasonable out-of-pocket expenses incurred by the Administrator in connection with carrying out its duties and obligations hereunder, including, without limitation, salary, wages, and other forms of compensation paid to employees engaged in rendering the services to be provided hereunder and/or management fees paid to management entities which might be engaged to provide such services;

"**Force Majeure**" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the party claiming Force Majeure and which, by the exercise of due diligence the party claiming Force Majeure is unable to prevent or overcome, including acts of god, fire, explosion, civil disturbance, war, riot, insurrection, military or guerrilla action, terrorist activity, economic sanction, blockade or embargo, sabotage, flooding, earthquake, drought and action or restraint by the order of any governmental authority (so long as the party claiming Force Majeure has not applied for or assisted in the application for, and has opposed where and to the extent commercially reasonable, such action or restraint by such governmental authority); provided, however, that a party's own lack of funds shall not constitute "Force Majeure" in respect of such party;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"**Governing Instruments**" means, collectively, the Declaration of Trust, the Holding Declaration of Trust, the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement;

"**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

"**Holding Declaration of Trust**" means the declaration of trust of Holding Trust dated as of March 26, 2004 between the Holding Trust Trustee and the Trust, as settlor, as from time to time amended, supplemented or restated;

"**Holding Trust Units**" means trust units issued by Holding Trust;

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as initial trustee of Holding Trust, or such other person as becomes the trustee of Holding Trust in accordance with the Holding Declaration of Trust;

"**Insolvent**" means, in relation to any person, being insolvent, bankrupt, making a proposal under the *Bankruptcy and Insolvency Act* (Canada) or having a trustee or receiver or manager appointed in respect of its assets;

"**person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust which entitles the holders of Exchangeable Securities to such number of votes at meetings of Unitholders as equals the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of those Exchangeable Securities;

"**Term**" has the meaning ascribed thereto in Section 7.1;

"**Trust Event of Termination**" means any of the events described in Section 7.3;

"**Trust Units**" means trust units issued by the Trust;

"**Trust Unitholders**" means holders from time to time of the Trust Units;

"**Trustee**" means Computershare Trust Company of Canada, as the initial trustee of the Trust, or such other person as becomes the trustee of the Trust in accordance with the Declaration of Trust; and

"**Units**" means the Trust Units and the special voting units of the Trust (including the Special Voting Unit); and

"**Unitholders**" means holders from time to time of Units;

and each of the capitalized terms used in this Agreement not otherwise defined herein, have the same meaning herein as ascribed thereto in the Declaration of Trust.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions, the provisions of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or a "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement. Unless otherwise indicated, the terms "this Agreement", "hereof", "herein", "hereunder" and "hereby" and similar expressions refer to this Administration Agreement, as from time to time amended, supplemented or restated, and not to any particular article, section, schedule or other portion hereof.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be a reference to consistently applied accounting principles generally accepted in Canada, including those set forth in the CICA Handbook as published from time to time by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such accounting principles are to be applied.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(d) time is of the essence; and

(e) references to a "party" or "parties" are references to a party or parties to this Agreement.

ARTICLE 2
SERVICES

2.1 Administrative and Support Services for the Trust

Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Trust hereby delegates to the Administrator, and the Administrator hereby agrees to be responsible for, the management and general administration of the affairs of the Trust, including, without limitation, the following:

(a) undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustee, which are not otherwise delegated therein, pursuant to the Delegation Agreement or herein and generally provide all other services as may be necessary or as requested by the Trustee for the administration of the Trust;

(b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under the Declaration of Trust;

(c) the retention and monitoring, on behalf of the Trustee, of the transfer agent and other organizations serving the Trust;

(d) the authorization and payment on behalf of the Trust of operation expenses incurred on behalf of the Trust and the negotiation of contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(e) the provision of office space, telephone, office equipment, facilities, supplies and executive, secretarial and clerical services;

(f) subject to the direction and approval of the General Partner: (i) dealing with banks and other institutional lenders, including, without limitation, in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities; (ii) any and all other arrangements for the borrowing of funds in any manner whatsoever; and (iii) the grant or issue of covenants, guarantees and/or

security of any nature whatsoever to ensure or secure any such facilities or other arrangements, in respect of the Trust or any entity in which the Trust holds any direct or indirect interest and any amendment, deletion or supplement thereto or termination thereof, including without limitation the execution and delivery of all agreements, indentures and other documents giving effect thereto;

(g) subject to the approval of the General Partner, prepare and provide to the Unitholders annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(h) submit all income tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, execute them and return them to the Administrator, and arrange for their filing within the time required by applicable tax law;

(i) subject to the approval of the General Partner, compute, determine and make on the Trust's behalf distributions to Trust Unitholders of distributions properly payable by the Trust and administer on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

(j) ensure compliance by the Trust with, and enforcing all rights of the Trust under, all agreements entered into by the Trust, including the Support Agreement and the Voting and Exchange Trust Agreement;

(k) ensure compliance by the Trust with all applicable securities legislation including, without limitation, continuous disclosure obligations;

(l) subject to the approval of the General Partner, prepare on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

(m) provide investor relations services to the Trust;

(n) call and hold all annual and/or special meetings of Unitholders pursuant to the Declaration of Trust and subject to the approval of the General Partner, prepare and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(o) subject to the approval of the General Partner, prepare and provide or cause to be provided to Unitholders on a timely basis all information to

which Unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(p) take all steps necessary to complete the issuance of securities of the Trust as directed by the General Partner;

(q) attend to all administrative and other matters arising in connection with any redemptions of Trust Units;

(r) obtain and maintain appropriate liability insurance for the benefit of the directors and officers of the Holding Trust Trustee, the General Partner and the Administrator and its subsidiaries;

(s) ensure that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of that act since inception, and assuming the requirements for such election are met, monitor on behalf of the General Partner, the Trust's status as such a mutual fund trust and provide the Trustee and the General Partner with written notice when the Trust ceases or is at risk of ceasing to be such a mutual fund trust;

(t) monitor the investments of the Trust to ensure that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act, the result of which would be to expose the Trust to Part XI tax under such Act;

(u) under the direction of the General Partner, undertake, manage and prosecute any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

(v) subject to the approval of the General Partner, prepare any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time; and

(w) promptly notify the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust;

provided that if and to the extent the Trust delegates responsibility for any matter set forth above to the General Partner, the Administrator agrees to be responsible therefor on behalf of and subject to the direction and authority of the General Partner.

2.2 Administrative and Support Services for Holding Trust

Subject to and in accordance with the terms, conditions and limitations of the Holding Declaration of Trust, the Holding Trust Trustee hereby delegates to the Administrator, and the Administrator hereby agrees to be responsible for, the management and general administration of the affairs of Holding Trust including, without limitation, matters of the nature referred to in subsections 2.1(a) to (l) inclusive, (n), (p) - (r), (u) and (w), *mutatis mutandis.*

2.3 Administrative and Support Services for General Partner

General Partner hereby engages the Administrator, and the Administrator hereby agrees, to be responsible for the management and general administration of the affairs of General Partner including, without limitation, matters of the nature referred to in subsections 2.1(a) to (h) inclusive, (n), (r) and (w), *mutatis mutandis.*

2.4 Administrative and Support Services for AltaGas LP #1

Subject to and in accordance with the terms, conditions and limitations of the AltaGas LP #1 Limited Partnership Agreement, General Partner hereby engages the Administrator, and the Administrator hereby agrees, to be responsible for the management and general administration of the affairs of AltaGas LP #1 including, without limitation, matters of the nature referred to in subsections 2.1(a) to (l) inclusive, (n), (p), (r), (u) and (w), *mutatis mutandis.*

2.5 Administrative and Support Services for AltaGas LP #2

Subject to and in accordance with the terms, conditions and limitations of the AltaGas LP #2 Limited Partnership Agreement, General Partner hereby engages the Administrator, and the Administrator hereby agrees, to be responsible for the management and general administration of the affairs of AltaGas LP #2 including, without limitation, matters of the nature referred to in subsections 2.1(a) to (l) inclusive, (n), (p), (r), (u) and (w), *mutatis mutandis.*

2.6 Termination or Suspension of Service

Any of the Trust, Holding Trust, the General Partner, AltaGas LP #1 or AltaGas LP #2 may at any time terminate or suspend the provision of any particular service to be provided under this Agreement by the Administrator.

2.7 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of its services under this Agreement it shall:

(a) perform all such services at all times in compliance with applicable laws;

(b) comply with all instructions of the Trustee, the Holding Trust Trustee and the General Partner, as applicable, in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of each of the Trust, the Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 in every material respect the provisions of (i) the agreements from time to time entered into in connection with the activities of the Trust, the Holding Trust, the General Partner, AltaGas LP #1 or AltaGas LP #2 (as the case may be) and, (ii) all applicable laws.

2.8 Administrator's Acknowledgement

The Administrator acknowledges that it has received a copy of each of the Governing Instruments and is familiar with and understands the duties of the respective parties thereto, including those duties of the Trustee and the Holding Trust Trustee which are being delegated to the Administrator under this Agreement.

2.9 Non-Resident Unitholders

The Administrator shall use reasonable efforts to monitor the residence status of holders of Trust Units and, as reasonably required, any issued and outstanding Special Voting Unit. If, at any time, the Administrator is of the opinion that the Trustee should require declarations as to the residence status of holders of Trust Units under Section 12.5 of the Declaration of Trust, it shall so advise the Trustee and the General Partner and provide the form of the declaration therefor to the Trustee. In addition and, as requested by the General Partner from time to time, the Administrator shall provide the Trustee and the General Partner the form of notice(s) for non-resident holders of Trust Units, requiring them to sell their Units or a specified portion thereof within a specified period of time of not less than 60 days, in accordance with the Declaration of Trust. The Trustee shall provide the Administrator with such information regarding the residence status of holders of the Trust Units or Special Voting Unit(s) and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, and the Trustee may have in its possession in order to assist the Administrator in fulfilling its obligations under this Section 2.9.

2.10 Authority of Administrator

Subject to Section 2.12 and the terms of any of the Governing Instruments (as the case may be), the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licenses, and other documents and agreements to make applications and filings with governmental authorities and to take such other actions as the Administrator considers appropriate in connection with:

(a) the business of the Trust in the name of and on behalf of the Trust and no person shall be required to determine the authority of the Administrator

to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Declaration of Trust, and provided further that the Administrator shall exercise all voting rights attached to the Holding Trust Units in accordance with the terms of the Declaration of Trust and the Holding Declaration of Trust;

(b) the business of Holding Trust in the name of and on behalf of Holding Trust and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of Holding Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the holders of Holding Trust Units in accordance with the Holding Declaration of Trust and provided further that the Administrator shall exercise all voting rights attached to Holding Trust's interests in AltaGas LP #1 in accordance with the Holding Declaration of Trust;

(c) the business of the General Partner in the name of and on behalf of the General Partner and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the General Partner, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Board of Directors in accordance with the Delegation Agreement or any other agreement to which the General Partner is subject;

(d) the business of AltaGas LP #1 in the name of and on behalf of AltaGas LP #1 and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of AltaGas LP #1, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the holders of limited partnership units of AltaGas LP #1 in accordance with the AltaGas LP #1 Limited Partnership Agreement; and

(e) the business of AltaGas LP #2 in the name of and on behalf of AltaGas LP #2 and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of AltaGas LP #2, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the holders of limited partnership units of AltaGas LP #2 in accordance with the AltaGas LP #2 Limited Partnership Agreement.

2.11 Powers and Authorities of the Administrator

The Administrator shall have, subject to the provisions of this Agreement and the Governing Instruments, all requisite powers and authorities, during the Term, to provide the services to be provided under this Agreement to the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2.

2.12 Execution of Documents

(a) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of the Trust in the following forms or such variations thereof as the Administrator shall from time to time determine:

ALTAGAS INCOME TRUST by its Administrator, **ALTAGAS LTD.**

Per: ______________________________
Authorized Signatory

or

ALTAGAS LTD. as agent for and on behalf of **ALTAGAS INCOME TRUST**

Per: ______________________________
Authorized Signatory

(b) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of the Holding Trust in the following forms or such variations thereof as the Administrator shall from time to time determine:

or

ALTAGAS HOLDING TRUST by its Administrator, **ALTAGAS LTD.**

Per: ______________________________
Authorized Signatory

or

ALTAGAS LTD. as agent for and on behalf of **ALTAGAS HOLDING TRUST**

Per: ____
Authorized Signatory

(c) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of AltaGas LP #1 in the following forms or such variations thereof as the Administrator shall from time to time determine:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 by its Administrator, **ALTAGAS LTD.**

Per: ____
Authorized Signatory

or

ALTAGAS LTD. as agent for and on behalf of **ALTAGAS HOLDING TRUST**

Per: ____
Authorized Signatory

(d) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of AltaGas LP #2 in the following forms or such variations thereof as the Administrator shall from time to time determine:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2 by its Administrator, **ALTAGAS LTD.**

Per: ____
Authorized Signatory

or

ALTAGAS LTD. as agent for and on behalf of **ALTAGAS HOLDING TRUST**

Per: ____

Authorized Signatory

(e) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of the General Partner in the following forms or such variations thereof as the Administrator shall from time to time determine:

ALTAGAS GENERAL PARTNER INC. by its Administrator, **ALTAGAS LTD.**

Per: ____

Authorized Signatory

or

ALTAGAS LTD. as agent for and on behalf of **ALTAGAS GENERAL PARTNER INC.**

Per: ____

Authorized Signatory

2.13 Limitation of Liability

(a) All commercially reasonable efforts shall be made to ensure that every contract entered into on behalf of the Trust by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

> The parties hereto acknowledge that the Administrator is entering into this agreement solely in its capacity as agent on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon any of the Trustee, the Administrator or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee, the Administrator or any Unitholder of the Trust in any

> manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust of the Trust dated as of March 26, 2004 as from time to time amended, supplemented or restated.

This provision shall be enforced by the Administrator for the benefit of the holders of Trust Units and Special Voting Unit of the Trust, as the case may be. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustee, the Administrator or any holder of Trust Units and Special Voting Unit of the Trust.

(b) All commercially reasonable efforts shall be made to ensure that every contract entered into on behalf of the Holding Trust by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

> The parties hereto acknowledge that the Administrator is entering into this agreement solely in its capacity as agent on behalf of the Holding Trust and the obligations of the Holding Trust hereunder shall not be personally binding upon any of the Holding Trust Trustee, the Administrator or any of the holders of Holding Trust Units and that any recourse against the Holding Trust, the Holding Trust Trustee, the Administrator or any holder of Holding Trust Units in any manner in respect of any indebtedness, obligation or liability of the Holding Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust of the Holding Trust dated as of March 26, 2004 as from time to time amended, supplemented or restated.

This provision shall be enforced by the Administrator for the benefit of the holders of Holding Trust Units. The omission of such a provision from any such written agreement shall not operate to impose personal liability

on the Holding Trust Trustee, the Administrator or any holder of a Holding Trust Unit.

(c) All commercially reasonable efforts shall be made to ensure that every contract entered into on behalf of AltaGas LP #1 by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

> The parties hereto acknowledge that the Administrator is entering into this agreement solely in its capacity as agent on behalf of AltaGas LP #1 and the obligations of AltaGas LP #1 and, further AltaGas LP #1 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

This provision shall be enforced by the Administrator for the benefit of the limited partners of AltaGas LP #1. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Administrator or any limited partner of AltaGas LP #1.

(d) All commercially reasonable efforts shall be made to ensure that every contract entered into on behalf of AltaGas LP #2 by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

> The parties hereto acknowledge that the Administrator is entering into this agreement solely in its capacity as agent on behalf of AltaGas LP #2 and the obligations of AltaGas LP #2 and, further AltaGas LP #2 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

This provision shall be enforced by the Administrator for the benefit of the limited partners of AltaGas LP #2. The omission of such a provision from

any such written agreement shall not operate to impose personal liability on the Administrator or any limited partner of AltaGas LP #2.

2.14 Ratification of Prior Acts

Each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner acknowledge, authorize, ratify and confirm all acts undertaken and completed by the Administrator on its behalf prior to the date hereof, which if undertaken or completed during the term of this Agreement would have been within the scope of the authority provided to the Administrator herein.

ARTICLE 3
MATTERS PERTAINING TO PERFORMANCE OF SERVICES

3.1 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall exercise the powers and discharge the duties conferred hereunder honestly, in good faith and in the best interests of the Trust, Holding Trust, the General Partner, AltaGas LP #1, and AltaGas LP #2 and in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent administrator in Canada having responsibilities of a similar nature would exercise in comparable circumstances.

(b) Subject to the prior approval of the Trustee, the Holding Trust Trustee or the General Partner (as applicable) of the delegation of any material obligations, which approval will not be unreasonably withheld, the Administrator may delegate specific aspects of its obligations hereunder to any other person, provided that such delegation shall not relieve the Administrator of any of its obligations under this Agreement.

(c) Notwithstanding subsection 3.1(b), the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any person to which any such obligations may have been delegated, provided that in making such specific delegation, the Administrator acted in accordance with this Section 3.1. Where possible, the Administrator will structure any delegation in a manner that will permit the Trustee on behalf of the Trust, the Holding Trust Trustee on behalf of Holding Trust or General Partner on its own behalf and on behalf of AltaGas LP #1 and/or AltaGas LP #2 (as the case may be), to bring an action directly against the delegatee.

3.2 Reliance

In carrying out its duties hereunder, the Administrator and its delegates shall be entitled to rely on:

(a) statements of fact of other persons (any of which may be persons with whom the Administrator is affiliated or associated) who are considered by the Administrator, acting reasonably, to be knowledgeable of such facts; and

(b) statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert selected by the Administrator, provided that the Administrator exercised reasonable care and diligence in selecting such person to provide such statements, opinion, advice or information; and may employ such experts as may be necessary to the proper discharge of its duties.

The Administrator may rely, and shall be protected in acting, upon any instrument or other documents believed by it to be genuine and in force.

3.3 No Liability for Advice

The Administrator shall not be liable, answerable or accountable to any of the Trust, the Trustee, the Unitholders, Holding Trust, the Holding Trust Trustee, any holder of Holding Trust Units, AltaGas LP #1, AltaGas LP #2, the General Partner or any holder of limited partnership units of AltaGas LP #1 or AltaGas LP #2 for any loss or damage resulting from, incidental to or relating to the provision of services hereunder by the Administrator, including any exercise or refusal to exercise a discretion or its refusal to exercise a discretion, any mistake or error of judgement or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, wilful default or gross negligence of the Administrator in performing its obligations hereunder or from the failure of the Administrator to satisfy the standard of care set forth in Section 3.1.

3.4 Additional Information

The Trustees, the Holding Trust Trustee and the General Partner acknowledge that conducting the activities contemplated herein may have the incidental effect of providing additional information with respect to or augmenting the value of properties in which the Administrator or its affiliates or associates have an interest and the Trustees, the Holding Trust Trustee and the General Partner agree that neither the Administrator nor its affiliates or associates shall be liable to account to any of the Trust, the Trustee, the Unitholders, Holding Trust, the Holding Trust Trustee, any holder of Holding Trust Units, AltaGas LP #1, AltaGas LP #2, the General Partner or any holder of limited partnership units of AltaGas LP #1 or AltaGas LP #2, with respect to such

activities or results; provided, however, that the Administrator shall not, in making any use of any such information, do so in any manner that the Administrator knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which any of the Trustee, the Trust, the Holding Trust Trustee, Holding Trust, the General Partner, AltaGas LP #1 or AltaGas LP #2 is a party or is bound.

ARTICLE 4
INDEMNIFICATION

4.1 Indemnification of the Administrator

The Administrator and any person who is serving or shall have served as a director, officer or employee of the Administrator (the "**Administrator Indemnitees**") shall be indemnified and saved harmless by the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner (in each case in relation to services provided in respect of or for the benefit of such party) from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement or the provision of services hereunder, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 4.1 may be entitled as a matter of law or equity or which may be lawfully granted to such person.

4.2 Indemnification of the Other Parties

The Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, the Trustee, the Holding Trust Trustee, the General Partner and any person who is serving or shall have served as a director, officer or employee of the Trustee, the Holding Trust Trustee and/or the General Partner (the "**Trust Indemnitees**") shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, wilful default or gross negligence of the Administrator in the performance of its obligations hereunder, except to the extent that such losses, claims, damages, liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement and counsel and accountants' fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any other rights to which the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, the Trustee, the Holding

Trust Trustee, the General Partner or any person referred to in this Section 4.2 may be entitled as a matter of law or equity or which may be lawfully granted to such person.

4.3 Method of Asserting Claims

If a party entitled to indemnification pursuant to the terms hereof (the "**Indemnified Party**") intends to seek indemnification under this Section 4.3 from the other party (the "**Indemnifying Party**"), the Indemnified Party shall give the Indemnifying Party notice of such claim for indemnification promptly following the receipt or determination by the Indemnified Party of actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify the Indemnifying Party (as set forth above) shall not relieve the Indemnifying Party of its indemnification obligations hereunder to the Indemnified Party, however the liability which the Indemnifying Party has to the Indemnified Party pursuant to the terms of this Section 4.3 (and for which the Indemnifying Party will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which the Indemnifying Party has under its indemnity provided for herein.

The Indemnifying Party, at its sole cost and expense, shall have the right to assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party with counsel designated by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party will not, without the Indemnified Party's prior written consent (such consent not to be unreasonably withheld), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of the Indemnified Party from all liabilities arising out of such action, suit, proceeding, investigation or claim. The Indemnified Party will give to the Indemnifying Party and its counsel reasonable access to all business records and other documents relevant to such defence or settlement, and shall permit them to consult with the employees and counsel (if any) of the Indemnified Party.

Notwithstanding the foregoing:

(a) if the defendants in any such action, suit, proceeding or investigation include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party is advised by counsel that there are legal defences available to the Indemnified Party that are additional to those available to

the Indemnifying Party and that in such circumstances representation by the same counsel would be inappropriate; or

(b) if the Indemnified Party shall have reasonably concluded that the Indemnifying Party is not taking or has not taken, all necessary steps to diligently defend such claim, action, suit, proceeding or investigation, the Indemnified Party has provided written notice of same to the Indemnifying Party, and the Indemnifying Party has not rectified the situation within a reasonable time;

then the Indemnified Party shall have the right to retain separate counsel, the reasonable costs of which shall be at the Indemnifying Party's expense, to represent the Indemnified Party and to otherwise participate in the defence of such claim, action, suit, proceeding or investigation on behalf of such Indemnified Party. For further certainty, only one legal firm may be engaged at the expense of the Indemnifying Party.

Notwithstanding anything herein contained, an Indemnified Party shall have the right, at its sole cost and expense, to retain counsel to separately represent it in connection with the negotiation, settlement or defence of any claim, action, suit, proceeding or investigation brought by a third party provided, for further certainty, that such counsel shall not, unless agreed by the Indemnifying Party, assume control of the negotiation, settlement or defence.

Except to the extent expressly provided herein, no Indemnified Party shall settle any claim or action with respect to which it has sought or intends to seek indemnification pursuant to this Section 4.3 without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

If the Indemnifying Party does not assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party, then the Indemnified Party shall have the right to do so on its own behalf and all such expense in so doing shall be added to the amount of the claim for indemnification hereunder by such Indemnified Party as against the Indemnifying Party.

4.4 Net Amount

In the event that an Indemnifying Party is obligated to indemnify and hold any Indemnified Party harmless under this Section 4.4, the amount owing to the Indemnified Party shall be the amount of such Indemnified Party's out-of-pocket losses (whether paid or payable), net of any such out-of-pocket losses recovered by the Indemnified Party from any other person; provided that the foregoing shall not be construed so as to obligate an Indemnified Party to pursue or seek recovery of any of its out-of-pocket losses from any other person whomsoever, including insurers.

4.5 Third Party Beneficiaries

Each of the parties hereby acknowledges and agrees that the rights of indemnification provided for in this Article 4 shall not only be enforceable by the parties hereto but shall be enforceable directly by each of the Administrator Indemnitees and each of the Trust Indemnitees, and in this respect:

(a) each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner appoints the Administrator to act as agent and trustee for the Administrator Indemnitees as regards the covenants of indemnification by the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner given in favour of the Administrator Indemnitees pursuant to Section 4.1, and the Administrator accepts such appointment; and

(b) the Administrator appoints the Trust to act as agent and trustee for the Trust Indemnitees as regards the covenants by the Administrator given in favour of the Trust Indemnitees pursuant to Section 4.2, and the Trust accepts such appointment.

4.6 Subrogation Rights

If an Indemnified Party has a right against a person (other than as against one of the other parties to be indemnified by the Indemnifying Party) with respect to any damages or other amounts paid by the Indemnifying Party, then the Indemnifying Party shall, to the extent of such payment and to the extent permitted by Applicable law, be subrogated to the rights of such Indemnified Party as against such person. Notwithstanding the foregoing, no Indemnifying Party shall be subrogated to any insurance rights of any Indemnified Party.

ARTICLE 5
EXPENSES

5.1 Expense Reimbursement

The Administrator shall be reimbursed by each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, for such of the Expenses incurred by the Administrator in carrying out its obligations or duties under this Agreement as are, in the opinion of the Administrator acting reasonably, reasonably allocable respectively thereto. The Administrator shall calculate the Expenses and allocation thereof for each month and by the 15th day of the month following the end of such month (or on such other basis as the parties determine, provided that reimbursement shall be not less frequent than annually) shall invoice each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, in respect thereof by setting out the details of the services provided by the Administrator and the Expenses and GST incurred by the

Administrator in connection therewith. Such amounts shall be payable by each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, not later than 30 days after such month. Notwithstanding the foregoing, each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, shall have the right from time to time on written notice to the Administrator to assign the obligation to reimburse the Administrator, whereupon the assignee shall be responsible for such reimbursements until further notice and shall be invoiced for such.

5.2 Non-Fully-Deductible Expenses

Notwithstanding Section 5.1, in respect of any Expenses allocable to the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 or the General Partner that are not, in accordance with the Tax Act, properly deductible against the respective income in the fiscal year thereof in which the Expense is incurred, the Administrator agrees to waive reimbursement in such year of such portion of the Expense which is not so deductible in such year. The Administrator shall provide AltaGas LP #2 (or, if AltaGas LP #2 has been wound-up or otherwise no longer exists, AltaGas LP #1) with the funds necessary to pay the non-deductible portion of Expenses of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 or the General Partner by repayment of loan, return of capital or otherwise. AltaGas LP #2 (or, if AltaGas LP #2 has been wound-up or otherwise no longer exists, AltaGas LP #1) shall lend the amount not deductible to such party. Any amount so loaned shall be non-interest bearing and repayable at the end of the first calendar quarter of each subsequent fiscal year of such party as to the amount then deductible in accordance with the Tax Act by such party in such fiscal year, until fully repaid.

5.3 Payment of GST

Unless otherwise provided in this Agreement, all amounts payable to the Administrator pursuant to this Agreement shall be exclusive of any goods and services tax required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "**GST**") and the Administrator shall be paid, in addition to such amounts, all amounts of GST collectible by the Administrator with respect thereto and such amounts shall be included by the Administrator in the invoice described in Section 5.1 hereto.

5.4 Failure to Pay When Due

Any amount payable to the Administrator hereunder and which is not remitted to the Administrator when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgement), at a rate per annum equal to the prime rate charged by the Trust's principal banker plus one percent per annum from the date payment is due until the date payment is made.

5.5 Restrictions on the Administrator's Powers and Authorities

In the exercise of its powers and authority and in the performance of its obligations, covenants and responsibilities hereunder, the Administrator shall not, without first obtaining the written approval of the Trustee, the Holding Trust Trustee or the General Partner (as the case may be), charge or receive fees from any of the parties other than the reimbursement of expenses pursuant to Section 5.1 hereunder.

ARTICLE 6
FINANCIAL STATEMENTS AND RECORDS

6.1 Books and Records

The Administrator shall keep proper books, records and accounts in which full, true and correct entries in conformity with generally accepted accounting principles and all requirements of applicable laws will be made of all dealings and transactions in relation to the activities of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner and the performance by the Administrator of the services under this Agreement at the Administrator's head office in Alberta.

6.2 Examination of Records

The Administrator shall make available to the Trustee, the Holding Trust Trustee and the General Partner and their respective authorized representatives at any time during normal business hours on a Business Day all records, documents or information related to the activities of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 or the General Partner (as the case may be), wherever maintained. The Administrator shall permit the Trustee, the Holding Trust Trustee and the General Partner (as the case may be) and their respective authorized representatives at any time during normal business hours on a Business Day to examine the books, records, drawings, computer-stored data, correspondence, accounting procedures and practices, cost analyses and any other supporting financial data, including invoices, payments or claims and receipts pertaining to the activities of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner (as the case may be) maintained by the Administrator at its head office. Any examination at the Administrator's head office shall be conducted in a manner which will not unduly interfere with the conduct of the Administrator's business in the ordinary course. The Administrator shall furnish to the Trustee, the Holding Trust Trustee or the General Partner or their respective authorized representatives such financial and operating data and other information with respect to the activities of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner and as they shall from time to time reasonably request.

6.3 Compliance

The Administrator shall deliver to the Trustee within 90 days after the end of each fiscal year a certificate signed on behalf of the Administrator by the chief executive

officer and the chief financial officer of the Administrator stating that a review of the activities of the Administrator and the Trust during the preceding fiscal year has been made under the supervision of such officers and that, based on that review and their best knowledge, the Administrator has fulfilled all of its obligations, and complied with all of the terms of, this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such fiscal year. The Administrator shall contemporaneously deliver an analogous certificate to the Holding Trust Trustee and the General Partner in respect of the activities of Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner (as the case may be) during each such period.

6.4 Provision of Information

Each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner shall:

(a) grant access or cause access to be granted to the Administrator to the information necessary in order for the Administrator to perform its obligations, covenants and responsibilities pursuant to the terms hereof; and

(b) provide, or cause to be provided, all information as may be reasonably requested by the Administrator, and promptly notify the Administrator of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Administrator pursuant to this Agreement, including any known material facts or material changes in the business, operations or capital of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner (as the case may be), or any known pending or threatened suits, actions, claims, proceedings or orders by or against the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner or any of their affiliates before any court or administrative tribunal.

ARTICLE 7
TERM AND TERMINATION

7.1 Term

Subject to Section 2.14, this Agreement shall become effective as of the date hereof and shall continue in full force and effect until the earlier of termination of the Trust and termination in the circumstances described in Article 7, provided that any one or more of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner may terminate this Agreement in respect of such person or persons on 30 days' notice to the Administrator.

7.2 Survival

Any obligation of the parties pursuant to the terms hereof which accrued prior to the termination of the Agreement and was intended to continue after the termination of the Agreement shall survive the termination of the Agreement.

7.3 Events of Default

Any party shall be in default ("**Default**") under this Agreement on:

(a) such party breaching or failing to observe or perform any of its material obligations under this Agreement and, within 30 days after its receipt of a notice from any of the other parties specifying the nature of such breach or failure, such party failing to cure such breach or failure or provide satisfactory evidence that such breach or failure will be cured or remedied within a reasonable period of time or after providing such satisfactory evidence thereafter failing to diligently pursue such cure or remedy; and

(b) (i) becoming Insolvent; (ii) being subject to any proceeding, voluntary or involuntary, with a view to postponing or rescheduling its debts generally or of distributing its assets among its creditors under the provisions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies Creditors' Arrangement Act* (Canada), or any other applicable laws for the benefit of creditors; (iii) being liquidated; (iv) being wound up either voluntarily or under an order of a court of competent jurisdiction; (v) making a general assignment for the benefit of its creditors; or (vi) otherwise taking any action that acknowledges its being Insolvent.

7.4 Remedies of the Administrator

Upon the occurrence of an event of Default by any of the Trust, Holding Trust or AltaGas LP #1, AltaGas LP #2 or the General Partner that has not been remedied, the Administrator may, without recourse to legal process and without limiting any other rights or remedies which it may have at law or otherwise, immediately terminate this Agreement with respect to such party in Default by delivery of a written notice of termination to the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 or the General Partner, as applicable.

7.5 Remedies of the Other Parties

Upon the occurrence of an event of Default by the Administrator that has not been remedied, any of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 or the General Partner may, without recourse to legal process and without limiting any other rights or remedies it may have at law or otherwise, immediately terminate this Agreement with respect to itself by delivery of a written notice of termination to the Administrator and the other parties.

7.6 Post Termination Arrangements

In the event of a termination of this Agreement with respect to the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 or the General Partner:

(a) the Administrator shall deliver to such party all books, records, accounts, documents, systems and manuals which the Administrator has developed and maintained relating to such party pursuant to this Agreement; and

(b) such party and the Administrator shall take all steps as may be reasonably required to complete any final accounting as between them and to provide, if applicable, for the completion of any other matter contemplated by this Agreement.

ARTICLE 8
FORCE MAJEURE

8.1 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the party affected by such event of Force Majeure, to the extent and for the period that such obligations are not performed as a result of such event of Force Majeure, shall be suspended, and such party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that the occurrence of an event of Force Majeure (i) affecting the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and/or the General Partner but not affecting the performance of the Administrator's obligations hereunder, shall not relieve any of the parties hereto of its obligation to make payments of the expenses of the Administrator or (ii) affecting the Administrator but not affecting the performance of the obligations of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner hereunder, shall not relieve any of the parties hereto of its obligation to make payments of the expenses of the Administrator incurred before the event of Force Majeure in respect of services performed by the Administrator prior to such event of Force Majeure. The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either party that arose prior to the event of Force Majeure causing the suspension of performance shall be excused as a result of the event of Force Majeure.

8.2 Notice

A party whose obligations under this Agreement are affected by an event of Force Majeure: (i) shall give the other parties prompt written notice of the particulars of the event of Force Majeure and its expected duration, and (ii) shall use its best efforts to remedy its inability to perform such obligations.

ARTICLE 9
MISCELLANEOUS

9.1 No Partnership, Joint Venture, Agency or Trust

The parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The parties agree that the Administrator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any person, whether or not a party, in connection with the discharge by the Administrator of such obligations.

9.2 Amendments

Except as otherwise provided herein, this Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

9.3 Assignment

This Agreement may be assigned by any party hereto only with the prior written consent of the other parties.

9.4 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) the Administrator, addressed to:

AltaGas Ltd.
1700, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Fax No.: (403) 508-7258

(b) the Trust, addressed to:

AltaGas Income Trust
1700, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Fax No.: (403) 508-7258

with a copy to:

Computershare Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust
Fax No.: (403) 267-6598

(c) the Holding Trust, addressed to:

AltaGas Holding Trust
c/o AltaGas Holding Trust Corp.
4300, 888 - 3rd Avenue S.W.
Calgary, Alberta T2P 5C5

Attention: Managing Partner
Fax No.: (403) 266-9034

(d) the General Partner, addressed to:

AltaGas General Partner Inc.
1700, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Fax No.: (403) 508-7258

(e) AltaGas LP #1, addressed to:

AltaGas Holding Limited Partnership No. 1
c/o AltaGas General Partner Inc.
1700, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Fax No.: (403) 508-7258

(f) AltaGas LP #2, addressed to:

AltaGas Holding Limited Partnership No. 2
c/o AltaGas General Partner Inc.
1700, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Fax No.: (403) 508-7258

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

9.5 Successors and Assigns

The provisions of this Agreement shall entire to the benefit of, and be binding upon, the parties and their respective successors and permitted assigns.

9.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

9.7 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further

acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.8 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

9.9 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.10 Liability of Administrator

The Administrator shall be liable to the Trust, Holding Trust, AltaGas LP #1 or AltaGas LP #2, as applicable, for any loss occasioned by any breach by it of the standard of care and duty prescribed by Section 3.1

9.11 Limitations on Liability

The parties hereto acknowledge that:

(a) Computershare Trust Company of Canada, as trustee of the Trust, is entering into this Agreement solely in its capacity as trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust;

(b) AltaGas Holding Trust Corp. is entering into this Agreement solely in its capacity as Holding Trust Trustee on behalf of the Holding Trust and the obligations of the Holding Trust hereunder shall not be personally binding upon the Holding Trust Trustee or any of the holders of Holding Trust Units and that any recourse against the Holding Trust, the Holding Trust Trustee or any holder of Holding Trust Units in any manner in respect of any indebtedness, obligation or liability of the Holding Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims

based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Holding Declaration of Trust;

(c) AltaGas Holding Limited Partnership No. 1 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income; and

(d) AltaGas Holding Limited Partnership No. 2 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties have executed this Agreement at Calgary, Alberta as of the date first written above.

ALTAGAS LTD.

Per: *"David W. Cornhill"*

Name: David W. Cornhill

Title: Chairman and Chief Executive Officer

Per: *"Patricia M. Newson"*

Name: Patricia M. Newson

Title: Chief Financial Officer

ALTAGAS INCOME TRUST, by its trustee, **COMPUTERSHARE TRUST COMPANY OF CANADA**

Per: *"Stacie Moore"*

Name: Stacie Moore

Title: General Manager, Corporate Trust

Per: *"W. Anne DeWaele"*

Name: W. Anne DeWaele

Title: Manager, Corporate Trust

ALTAGAS HOLDING TRUST, by its trustee, **ALTAGAS HOLDING TRUST CORP.**

Per: *"N. Glenn Cameron"*

Name: N. Glenn Cameron

Title: President

Per: *"Christopher W. Nixon"*

Name: Christopher W. Nixon

Title: Vice President

ALTAGAS GENERAL PARTNER INC.

Per: *"David W. Cornhill"*

Name: David W. Cornhill

Title: Chief Executive Officer

Per: *"Patricia M. Newson"*

Name: Patricia M. Newson

Title: Chief Financial Officer

ALTAGAS HOLDING PARTNERSHIP NO. 1, by its general partner, **ALTAGAS GENERAL PARTNER INC.**

Per: *"David W. Cornhill"*

Name: David W. Cornhill

Title: Chief Executive Officer

Per: *"Patricia M. Newson"*

Name: Patricia M. Newson

Title: Chief Financial Officer

ALTAGAS HOLDING PARTNERSHIP NO. 2, by its general partner, **ALTAGAS GENERAL PARTNER INC.**

Per: *"David W. Cornhill"*

Name: David W. Cornhill

Title: Chief Executive Officer

Per: *"Patricia M. Newson"*

Name: Patricia M. Newson

Title: Chief Financial Officer

42

VOTING AND EXCHANGE TRUST AGREEMENT

among

ALTAGAS INCOME TRUST

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated as of May 1, 2004

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
PURPOSE OF AGREEMENT

ARTICLE 3
SPECIAL VOTING UNIT

ARTICLE 4
EXERCISE OF VOTING RIGHTS

ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

ARTICLE 10
ALTAGAS TRUST SUCCESSORS

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

ARTICLE 12
TERMINATION

ARTICLE 13
GENERAL

THIS VOTING AND EXCHANGE TRUST AGREEMENT dated as of May 1, 2004.

AMONG:

ALTAGAS INCOME TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (the "**AltaGas Trust**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership established under the laws of Alberta (the "**AltaGas LP #1**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, a limited partnership established under the laws of Alberta (the "**AltaGas LP #2**")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "**Trustee**")

WHEREAS in connection with the Arrangement Agreement, AltaGas LP #1 and AltaGas LP #2 may be required to issue Exchangeable Securities to certain holders of common shares of AltaGas pursuant to the Plan; and

AND WHEREAS pursuant to the Arrangement Agreement, the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 have agreed to execute a voting and exchange trust agreement substantially in the form of this Agreement;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

"**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Voting and Exchange Trust Agreement, as from time to time amended,

supplemented or restated and not to any particular article, section, schedule or other portion hereof;

"**AltaGas**" means AltaGas Services Inc., a corporation incorporated pursuant to the CBCA, its successor by amalgamation pursuant to the Plan and its successor's successors;

"**AltaGas LP #1 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, Holding Trust and each person who from time to time is accepted and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

"**Arrangement**" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of March 26, 2004 among the AltaGas Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, AltaGas and others, as from time to time amended, supplemented or restated, providing for, among other things, the Arrangement;

"**Automatic Exchange Rights**" means the benefit of the obligation of the AltaGas Trust to effect the automatic exchange of Exchangeable Securities for Trust Units pursuant to Section 5.12;

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Securities, other than the AltaGas Trust and its affiliates;

"**Beneficiary Votes**" has the meaning ascribed thereto in Section 4.2;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Class B Unit Consideration**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

"**Class B Unit Price**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which holders of Trust Units are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Trust Unit is entitled with respect to such matter, proposition or question;

"**Exchange Right**" has the meaning ascribed thereto in Section 5.1;

"**Exchangeable Securities**" means, collectively, LP # 1 B Units and the LP #2 B Units;

"**Exchangeable Securities Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Securities;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the laws of Canada;

"**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta;

"**Indemnified Parties**" has the meaning ascribed thereto in Section 8.1;

"**Insolvency Event**" means, in respect of AltaGas LP #1 or AltaGas LP #2, as applicable, (i) the institution by it of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or its consent to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or (ii) the filing of a petition or other proceeding to adjudicate it a bankrupt or insolvent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, and its failure to contest in good faith any such proceedings commenced in respect of it within 30 days of becoming aware thereof, or its consent to the appointment of a receiver, or (iii) its making of a general assignment for the benefit of creditors, or its admission in writing of its inability to pay its debts generally as they become due, or (iv) it not being permitted, pursuant to applicable law, to redeem any Retracted Securities pursuant to Section 6.5 of the Exchangeable Securities Provisions;

"**Limited Partnership Agreements**" means, collectively, the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement;

"**Liquidation Call Right**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

"**Liquidation Event**" has the meaning ascribed thereto in Section 5.12(b);

"**Liquidation Event Effective Time**" has the meaning ascribed thereto in Section 5.12(c);

"**List**" has the meaning ascribed thereto in Section 4.6;

"**LP #1 B Units**" means the Class B limited partnership units of AltaGas LP #1, which are exchangeable into Trust Units on a one-for-one basis;

"**LP #2 B Units**" means the Class B limited partnership units of AltaGas LP #2, which are exchangeable into Trust Units on a one-for-one basis;

"**LP Subco**" means AltaGas Subsidiary Corporation, a corporation incorporated pursuant to the CBCA;

"**Officer's Certificate**" means, with respect to the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2, as the case may be, a certificate signed by any one of the authorized signatories of the trustee of the AltaGas Trust on behalf of the AltaGas Trust or the General Partner on behalf of AltaGas LP #1 or AltaGas LP #2, as the case may be;

"**Partnership Loan Indebtedness**" means, in respect of any Exchangeable Security, the amount of all loans made under Article 3 of the Exchangeable Securities Provisions in respect of such Exchangeable Security that are not repaid or satisfied by set off as of the effective date of exercise of the Exchange Right in respect of such Exchangeable Security.

"**person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

"**Plan**" means the Plan of Arrangement attached as Schedule A to the Arrangement Agreement, as from time to time amended, supplemented or restated in accordance with the terms thereof;

"**Redemption Date**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

"**Retracted Securities**" has the meaning ascribed thereto in Section 5.7;

"**Special Voting Unit**" means the special voting unit of the AltaGas Trust to which is attached that number of voting rights (each such voting right to be equal to the voting rights attached to one Trust Unit) equal to the number of outstanding Exchangeable Securities held by Beneficiaries;

"**Support Agreement**" means the support agreement dated as of the date hereof among the AltaGas Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and AltaGas, as from time to time amended, supplemented or restated;

"**Trust**" means the trust created by this Agreement;

"**Trust Consent**" has the meaning ascribed thereto in Section 4.2;

"**Trust Control Transaction**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

"**Trust Estate**" means the Special Voting Unit, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trust Meeting**" has the meaning ascribed thereto in Section 4.2;

"**Trust Successor**" has the meaning ascribed thereto in Section 10.1(a);

"**Trust Unit**" means a trust unit, other than a Special Voting Unit, of the AltaGas Trust, each such unit representing an equal undivided beneficial interest therein;

"**Trust Unitholders**" means the holders from time to time of Trust Units;

"**Unitholders**" means the holders from time to time of Units;

"**Units**" means the Trust Units and the Special Voting Unit; and

"**Voting Rights**" means the voting rights of the Special Voting Unit held by the Trustee.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d) the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f) time is of the essence; and

(g) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of the Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries and the AltaGas Trust, as herein provided. The Trustee shall hold the Special Voting Unit in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement. The Trustee shall hold the Special Voting Unit for and on behalf of the AltaGas Trust for all other rights associated with such Special Voting Unit other than the Voting Rights.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issue and Ownership of the Special Voting Unit

The AltaGas Trust, concurrently with its execution of this Agreement, issues to, and deposits with, the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. The AltaGas Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by the AltaGas Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of such Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to such Special Voting Unit provided that the Trustee shall:

(a) hold such Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with such Special Voting Unit and such Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

Each of AltaGas LP #1 and AltaGas LP #2 will cause each certificate representing Exchangeable Securities issued by it to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the portion of the Voting Rights in respect of the Exchangeable Securities held by the Beneficiaries.

3.3 Safe Keeping of Certificate

The physical certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its duly authorized agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit forming part of the Trust Estate, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the Special Voting Unit held by the Trustee on any matter, question, proposal or proposition whatsoever that may properly come before the Unitholders at a Trust Meeting or in connection with a Trust Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Trust Meeting is held or a Trust Consent is sought. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

4.2 Number of Votes

With respect to all meetings of Unitholders at which Unitholders are entitled to vote (each, a "**Trust Meeting**") and with respect to all written consents sought from the Unitholders (each, a "**Trust Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, a number of votes equal to the Equivalent Vote Amount for each Exchangeable Security owned of record by such Beneficiary on the record date established by the AltaGas Trust or by applicable law for such Trust Meeting or Trust Consent, as the case may be, (collectively, the "**Beneficiary Votes**") in respect of each matter, question, proposal or proposition to be voted on at such Trust Meeting or consented to in connection with such Trust Consent.

4.3 Mailings to Unitholders

With respect to each Trust Meeting and Trust Consent, the Trustee will use its reasonable efforts promptly to mail or cause to be mailed (or otherwise communicate in the same manner as the AltaGas Trust utilizes in communications to holders of Trust Units subject to applicable regulatory requirements and provided such manner of communication is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by the AltaGas Trust to its Trust Unitholders:

(a) a copy of such notice, together with any related materials, including any proxy or information statement, to be provided to Trust Unitholders of the AltaGas Trust;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trust Meeting or Trust Consent or, pursuant to Section 4.7, to attend such Trust Meeting and to exercise personally thereat the Beneficiary Votes of such Beneficiary;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i) a proxy to such Beneficiary or its designee to exercise personally the Beneficiary Votes; or

(ii) a proxy to a designated agent or other representative of the management of the AltaGas Trust to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trust Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Trust Meeting or Trust Consent, the number of Exchangeable Securities owned of record by the Beneficiary shall be determined at the close of business on the record date established by the AltaGas Trust or by applicable law for purposes of determining Unitholders entitled to vote at such Trust Meeting or to give written consent in connection with such Trust Consent. The AltaGas Trust shall notify the Trustee of any decision of the trustee of the AltaGas Trust with respect to the calling of any Trust Meeting or the seeking of any Trust Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

The materials referred to in this Section 4.3 are to be provided to the Trustee by the AltaGas Trust and the materials referred to in Sections 4.3(c), 4.3(e) and 4.3(f) shall be subject to reasonable comment by the Trustee in a timely manner. The AltaGas Trust shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of Trust Units. The AltaGas Trust agrees not to communicate with holders of Trust Units with respect to the materials referred to in this Section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Notwithstanding the foregoing, the AltaGas Trust may at its option exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.3 so long as in each case the AltaGas Trust delivers a certificate to the Trustee stating that the AltaGas Trust has undertaken to perform the obligations set forth in this Section 4.3.

4.4 Copies of Unitholder Information

The AltaGas Trust will deliver to the Trustee copies of all proxy materials (including notices of Trust Meetings but excluding proxies to vote Trust Units), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to Unitholders in sufficient quantities

and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary, to the extent possible, at the same time as such materials are first sent to Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of the AltaGas Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by the AltaGas Trust) received by the Trustee from the AltaGas Trust, to the extent possible, at the same time as such materials are sent to Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta. Notwithstanding the foregoing, the AltaGas Trust at its option may exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.4 so long as in each case the AltaGas Trust delivers a certificate to the Trustee stating that the AltaGas Trust has undertaken to perform the obligations set forth in this Section 4.4.

4.5 Other Materials

As soon as reasonably practicable after receipt by the AltaGas Trust or holders of Trust Units (if such receipt is known by the AltaGas Trust) of any materials sent or given by or on behalf of a third party to holders of Trust Units generally, including dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), the AltaGas Trust shall use its reasonable best efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such materials (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of the AltaGas Trust, copies of all such materials received by the Trustee from the AltaGas Trust. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta, copies of all such materials. Notwithstanding the foregoing, the AltaGas Trust at its option may exercise the duties of the Trustee to deliver copies of all such materials to each Beneficiary as required by this Section 4.5 so long as in each case the AltaGas Trust delivers a certificate to the Trustee stating that the AltaGas Trust has undertaken to perform the obligations set forth in this Section 4.5.

4.6 List of Persons Entitled to Vote

Each of AltaGas LP #1 and AltaGas LP #2 shall, (a) prior to each annual and special Trust Meeting or the seeking of any Trust Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Securities issued by it held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Trust Meeting or a Trust Consent, at the close of business on the record date established by the AltaGas Trust or pursuant to applicable law for determining the holders of Trust Units entitled to receive notice of and/or to vote at such Trust Meeting or to give consent in connection with such Trust Consent. Each such List shall be delivered to the Trustee promptly after receipt by AltaGas LP #1 or AltaGas LP #2, as the case may be, of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. The AltaGas Trust agrees to give each of AltaGas LP #1 and AltaGas LP #2 notice (with a copy

to the Trustee) of the calling of any Trust Meeting or the seeking of any Trust Consent by the AltaGas Trust or its management, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable each of AltaGas LP #1 and AltaGas LP #2 to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Trust Meeting or Trust Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.2 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat (or to personally exercise with respect to any Trust Consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by the Trustee and Attendance of Trustee Representative at Meeting

(a) In connection with each Trust Meeting and Trust Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.2, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b) Subject to receipt of instructions contemplated by 4.3(f), the Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Trust Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.2 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, upon receipt of a proxy from the Trustee's representative, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials distributed by or on behalf of the Trustee pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as the AltaGas Trust utilizes in communications to holders of Trust Units, subject to applicable regulatory requirements and provided such manner of communication is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of AltaGas LP #1 or AltaGas

LP #2, as applicable. The AltaGas Trust agrees not to communicate with holders of Trust Units with respect to such written material otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Each of AltaGas LP #1 and AltaGas LP #2 shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a) a current List; and

(b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

Each of AltaGas LP #1's and AltaGas LP #2's obligations under this Section 4.9 shall be deemed satisfied to the extent the AltaGas Trust exercises its option to perform the duties of the Trustee to deliver copies of materials to each Beneficiary and AltaGas LP #1 or AltaGas LP #2, as the case may be, provides the required information and materials to the AltaGas Trust.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Exchangeable Securities Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Securities held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary and such Beneficiary Votes and the Voting Rights represented thereby shall cease and be terminated immediately, upon:

(a) the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Securities in connection with the exercise by the Beneficiary of the Exchange Right (unless the AltaGas Trust shall not have delivered the Class B Unit Consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiary);

(b) the occurrence of the automatic exchange of Exchangeable Securities for Trust Units, as specified in Article 5 (unless the AltaGas Trust shall not have delivered the Class B Unit Consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiary);

(c) the redemption of Exchangeable Securities pursuant to Article 6 or Article 7 of the Exchangeable Securities Provisions, or upon the effective date of the liquidation, dissolution or winding-up of whichever of AltaGas LP #1 or AltaGas LP #2 issued the Exchangeable Securities held by such Beneficiary pursuant to Article 5 of the Exchangeable Securities Provisions;

(d) the automatic redemption of Exchangeable Securities pursuant to Article 8 of the Exchangeable Securities Provisions;

(e) the purchase of Exchangeable Securities from the holder thereof by whichever of AltaGas LP #1 or AltaGas LP #2 issued the Exchangeable Securities held by such holder; or

(f) the purchase of Exchangeable Securities from the holder thereof by Holding Trust pursuant to the Liquidation Call Right pursuant to Article 10 of the Exchangeable Securities Provisions.

ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Right

The AltaGas Trust hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the "**Exchange Right**"), upon the occurrence and during the continuance of an Insolvency Event, to require the AltaGas Trust to purchase from each or any Beneficiary all or any part of the Exchangeable Securities held by such Beneficiary and the Automatic Exchange Rights, all in accordance with the provisions of this Agreement. The AltaGas Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by the AltaGas Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

(a) hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

Each of AltaGas LP #1 and AltaGas LP #2 shall cause each certificate representing Exchangeable Securities to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Securities held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4 Purchase Price

The purchase price payable by the AltaGas Trust for each Exchangeable Security to be purchased by the AltaGas Trust under the Exchange Right shall be: an amount per Exchangeable Security equal to the Class B Unit Price on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Securities under the Exchange Right; and the assumption by AltaGas Trust of any Partnership Loan Indebtedness in respect of such Exchangeable Security. In connection with each exercise of the Exchange Right, the AltaGas Trust shall provide to the Trustee an Officer's Certificate setting forth the calculation of the Class B Unit Price for each Exchangeable Security. The Class B Unit Price for each such Exchangeable Security so purchased may be satisfied only by the AltaGas Trust delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, the Class B Unit Consideration representing the total Class B Unit Price. Upon payment by the AltaGas Trust of such purchase price to the Trustee for the benefit of the Beneficiary, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of declared and unpaid loans or distributions on each such Exchangeable Security by AltaGas LP #1 or AltaGas LP #2, as the case may be.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Securities registered in the name of such Beneficiary on the books of AltaGas LP #1 or AltaGas LP #2, as the case may be. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary, Alberta or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Securities which such Beneficiary desires the AltaGas Trust to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Securities under the Limited Partnership Agreement of AltaGas LP #1 or AltaGas LP #2, as the case may be, and such additional documents and instruments as the Trustee, AltaGas LP #1 or AltaGas LP #2, as the case may be, and the AltaGas Trust may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Securities certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require the AltaGas Trust to purchase from the Beneficiary the number of Exchangeable Securities specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Securities to be acquired by the AltaGas Trust free and clear of all liens, claims, security interests and encumbrances, (iii) the names in which the certificates representing Trust

Units issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered, and (b) payment (or evidence satisfactory to the Trustee, AltaGas LP #1 or AltaGas LP #2, as the case may be, and the AltaGas Trust of payment) of the taxes (if any) payable as contemplated by Section 5.8. If only a part of the Exchangeable Securities represented by any certificate or certificates delivered to the Trustee are to be purchased by the AltaGas Trust under the Exchange Right, a new certificate for the balance of such Exchangeable Securities shall be issued to the holder at the expense of AltaGas LP #1 or AltaGas LP #2, as the case may be.

5.6 Delivery of Trust Units; Effect of Exercise

Promptly after the receipt by the Trustee of the certificates representing the Exchangeable Securities which the Beneficiary desires the AltaGas Trust to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to the AltaGas Trust, the Trustee shall notify the AltaGas Trust and AltaGas LP #1 or AltaGas LP #2, as applicable, of its receipt of the same, which notice to the AltaGas Trust and AltaGas LP #1 or AltaGas LP #2, as applicable, shall constitute exercise of the Exchange Right by the Trustee on behalf of the Beneficiary in respect of such Exchangeable Securities, and the AltaGas Trust shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary in respect of such Exchangeable Securities (or to such other persons, if any, properly designated by such Beneficiary) the Class B Unit Consideration deliverable in connection with the exercise of the Exchange Right; provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, AltaGas LP #1 or AltaGas LP #2, as applicable, and the AltaGas Trust of the payment of) the taxes (if any) payable as contemplated by Section 5.8. Immediately upon the giving of notice by the Trustee to the AltaGas Trust and AltaGas LP #1 or AltaGas LP #2, as applicable, of the exercise of the Exchange Right, as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary of such Exchangeable Securities shall be deemed to have transferred to the AltaGas Trust all of such Beneficiary's right, title and interest in and to such Exchangeable Securities and in the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Securities and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless such Class B Unit Consideration is not delivered by the AltaGas Trust to the Trustee for delivery to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary) within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Class B Unit Consideration is delivered by the AltaGas Trust and any cheque included therein is paid. Upon delivery of such Class B Unit Consideration by the AltaGas Trust to the Trustee, the Trustee shall deliver such Class B Unit Consideration to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Securities, the Beneficiary (or such other person properly designated by such Beneficiary) shall be considered and deemed for all purposes to be the holder of the Trust Units delivered to it pursuant to the Exchange Right.

Notwithstanding anything contained in this Agreement or the Limited Partnership Agreements (including the Exchangeable Securities Provisions), upon the exercise of the Exchange Right by the Trustee on behalf of the Beneficiary, all obligations under or pertaining to Partnership Loan Indebtedness of the Beneficiary in respect of each Exchangeable Security in respect of which such Exchange Right is exercised shall be, and be deemed to be, assumed by AltaGas Trust, and AltaGas LP #1 or AltaGas LP #2, as the case may be, shall release, and be deemed to release, such Beneficiary from and in respect of all such obligations without further act or formality.

5.7 Exercise of Exchange Right Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 6 of the Exchangeable Securities Provisions to require AltaGas LP #1 or AltaGas LP #2, as applicable, to redeem any or all of the Exchangeable Securities held by the Beneficiary (the "**Retracted Securities**") and is notified by AltaGas LP #1 or AltaGas LP #2, as applicable, pursuant to Section 6.5 of the Exchangeable Securities Provisions that AltaGas LP #1 or AltaGas LP #2, as applicable, will not be permitted as a result of applicable law to redeem all such Retracted Securities, and provided that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AltaGas LP #1 or AltaGas LP #2, as applicable, pursuant to Section 6.6 of the Exchangeable Securities Provisions, and provided further that the Trustee has received written notice of same from AltaGas LP #1 or AltaGas LP #2, as applicable, or the AltaGas Trust, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Securities that AltaGas LP #1 or AltaGas LP #2, as applicable, is unable to redeem. In any such event, AltaGas LP #1 or AltaGas LP #2, as applicable, hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AltaGas LP #1 or AltaGas LP #2, as applicable, or to the transfer agent of the Exchangeable Securities (including a copy of the Retraction Request delivered pursuant to Section 6.1 of the Exchangeable Securities Provisions) in connection with such proposed redemption of the Retracted Securities and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Securities that AltaGas LP #1 or AltaGas LP #2, as applicable, is not permitted to redeem and will require the AltaGas Trust to purchase such Retracted Securities in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Securities to the AltaGas Trust pursuant to the Exchange Right or the Automatic Exchange Rights, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the purchase price therefor shall be issued in the name of the Beneficiary in respect of the Exchangeable Securities so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Securities so sold; provided, however, that such Beneficiary shall pay (and none of the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2, as applicable, or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or evidenced to the satisfaction of the AltaGas Trust and AltaGas LP #1 or AltaGas LP #2, as applicable, that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, AltaGas LP #1 or AltaGas LP #2, as applicable, and the AltaGas Trust shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from AltaGas LP #1 or AltaGas LP #2, as applicable, or the AltaGas Trust of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of the AltaGas Trust (such funds to be received in advance), a notice of such Insolvency Event in the form provided by the AltaGas Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10 Qualification of Trust Units

The AltaGas Trust covenants that if any Trust Units issuable pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any registration statement, prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental authority or the fulfilment of any other Canadian federal, provincial or territorial legal requirement before such Trust Units may be issued and delivered by the AltaGas Trust to the initial holder thereof or in order that such Trust Units may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of the AltaGas Trust for purposes of Canadian provincial securities law), the AltaGas Trust will in good faith use its reasonable best efforts to take all such actions and do all such things as are necessary or desirable to cause such Trust Units to be and remain duly registered, qualified or approved under Canadian law. The AltaGas Trust will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all the Trust Units to be delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Trust Units are listed, quoted or posted for trading at such time.

5.11 Trust Units

The AltaGas Trust hereby represents, warrants and covenants that the Trust Units issuable to Beneficiaries as described herein will be duly authorized and validly issued, fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of the AltaGas Trust

(a) The AltaGas Trust will give the Trustee written notice of each of the following events at the time set forth below:

   (i) in the event of any determination by the trustee of the AltaGas Trust to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the AltaGas Trust or to effect any other distribution of assets of the AltaGas Trust among its Trust Unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) promptly following the earlier of (A) receipt by the AltaGas Trust of notice of, and (B) the AltaGas Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the AltaGas Trust or to effect any other distribution of assets of the AltaGas Trust among its Trust Unitholders for the purpose of winding up its affairs, in each case where the AltaGas Trust has failed to contest in good faith any such proceeding commenced in respect of the AltaGas Trust within 30 days of becoming aware thereof.

(b) Promptly following receipt by the Trustee from the AltaGas Trust of notice of any event (a "**Liquidation Event**") contemplated by Section 5.12(a) above, the Trustee will give notice thereof to the Beneficiaries. Such notice shall be provided to the Trustee by the AltaGas Trust and shall include a brief description of rights of the Beneficiaries with respect to the Automatic Exchange Rights provided for in Section 5.12(c).

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of the AltaGas Trust in connection with a Liquidation Event, immediately prior to the effective time (the "**Liquidation Event Effective Time**") of a Liquidation Event all of the then outstanding Exchangeable Securities shall be automatically exchanged for Trust Units. To effect such automatic exchange, the AltaGas Trust shall purchase each Exchangeable Security outstanding immediately prior to the Liquidation Event Effective Time and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Securities held by such Beneficiary at such time, for a purchase price per Exchangeable Security equal to the Class B Unit Price applicable at that time. The AltaGas Trust shall provide the Trustee with an Officer's Certificate in connection with any automatic exchange setting forth the calculation of the Class B Unit Price for each Exchangeable Security.

(d) The closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Securities for Trust Units shall be deemed to have occurred immediately prior to the Liquidation Event Effective Time, and each Beneficiary shall be deemed to have transferred to the AltaGas Trust all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Securities and the related interest in the Trust Estate. Any right of each such Beneficiary to receive loans from AltaGas LP #1 or AltaGas LP #2, as the case may be, shall be deemed to be satisfied and discharged and each such Beneficiary shall cease to be a holder of such Exchangeable Securities and the AltaGas Trust shall deliver to the Beneficiary the Class B Unit Consideration deliverable upon the automatic exchange of Exchangeable Securities. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Securities, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units issued pursuant to the automatic exchange of Exchangeable Securities for Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Securities exchanged by the Beneficiary with the AltaGas Trust

pursuant to such automatic exchange shall thereafter be deemed to represent Trust Units issued to the Beneficiary by the AltaGas Trust pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Securities certificates deemed to represent Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as the AltaGas Trust may reasonably require, the AltaGas Trust shall deliver or cause to be delivered to the Beneficiary certificates representing Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Each of the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 and the Trustee shall be entitled (without duplication) to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Securities or Trust Units such amounts as the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of federal, provincial, state, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2, as the case may be, or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit from the AltaGas Trust as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) casting and exercising the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from the AltaGas Trust as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Securities and other requisite documents and distributing to such Beneficiaries Trust Units, cheques and other property, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of the AltaGas Trust and AltaGas LP #1 or AltaGas LP #2, as the case may be, under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities, the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof, nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 acknowledge that the Trustee also serves as registrar and transfer agent for the AltaGas Trust, as trustee for the AltaGas Medium Term Notes pursuant to a Trust Indenture dated September 27, 2000, as trustee of the AltaGas Trust pursuant to the Declaration of Trust and as trustee for the Holding Trust Notes pursuant to a Trust Indenture dated as of March 26, 2004 and is expected to become the distribution agent in respect of AltaGas Trust and the registrar, transfer agent and distribution agent in respect of AltaGas LP #1 and AltaGas LP #2 (collectively, the "**Related Appointments**"). The Trustee represents to the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments. The Trustee shall, within 90 days after it becomes aware that any material conflict of interest exists, including in connection with any Related Appointments, either (a) eliminate such material conflict of interest, (b) resign from any of the Related Appointments so that a material conflict of interest no longer exists, or (c) resign in the manner and with the effect specified in Article 10. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provision of this Section 6.2, any interested party may apply to the Court for an order that the Trustee be replaced as the trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Each of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Securities and Trust Units; and

(b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Trust Units, and any subsequent transfer agent of such shares, the share certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights.

Each of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 irrevocably authorize their respective registrars and transfer agents to comply with all such requests. The AltaGas Trust covenants that it will supply its transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 at the Trustee's principal office in Calgary, Alberta correct and complete books and records of account relating to the Trust created by this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. On or before January 15 in every year, so long as any Special Voting Units are on deposit with the Trustee, the Trustee shall transmit to the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 a brief report, dated as of the preceding December 31, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Securities received by the Trustee on behalf of Beneficiaries in consideration of the issuance by the AltaGas Trust of Trust Units in connection with the Exchange Right, during the calendar year ended on such December 31; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Securities are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee reasonably considers necessary or advisable (who may be experts or advisors to the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2). If requested by the Trustee, the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by the Trustee

Subject to Section 6.15, the Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Unit held by the Trustee pursuant to Article 4, with respect to the Exchange Right pursuant to Article 5, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security or indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity required by Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions, Lists, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions, Lists, reports or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to the Trustee

The AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, promptly if and when:

(a) such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of the AltaGas Trust and/or of the General Partner on behalf of AltaGas LP #1 or AltaGas LP #2, as the case may be, or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the trustee of AltaGas Trust and/or of the General Partner on behalf of AltaGas LP #1 or AltaGas LP #2, as the case may be, it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that such person has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

(e) declaring that such person has made such examination or investigation as such person believes is necessary to enable such person to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and

expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by the Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AltaGas LP #1 or AltaGas LP #2, as the case may be, in securities in which, under the laws of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AltaGas LP #1 or AltaGas LP #2, as the case may be. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of AltaGas LP #1 or AltaGas LP #2, as the case may be, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the AltaGas Trust and/or AltaGas LP #1 or AltaGas LP #2, as the case may be, or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 10.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Securities, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any

Beneficiary in any Exchangeable Securities, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

(b) all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of the Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.17 Maintenance of Office or Agency

The AltaGas Trust will maintain in Calgary, Alberta an office or agency where certificates representing Exchangeable Securities may be presented or surrendered for exchange by Beneficiaries and where notices and demands to or upon the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 in respect of the Exchangeable Securities may be served. The AltaGas Trust will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the AltaGas Trust shall fail to maintain any such office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be served at the Corporate Trust Office of the Trustee, and the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 hereby appoint the Trustee as their agent to receive all such presentations, surrenders, notices and demands. Furthermore, copies of all the AltaGas Trust proxy materials will be made available for inspection by any Beneficiary at such office or agency.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

The AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted fraudulently or in bad faith or with negligence, recklessness or wilful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Each of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, gross negligence or wilful misconduct on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 pursuant hereto.

If any of the Indemnified Parties intends to seek indemnification under this indemnity from AltaGas Trust, AltaGas LP #1 or AltaGas LP #2, the Indemnified Party shall give AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 notice of such claim for indemnification promptly following the receipt of a written assertion of a claim, actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 (as set forth above) shall not relieve AltaGas Trust, AltaGas LP #1 or AltaGas LP #2, as the case may be, of its indemnification obligations hereunder to the Indemnified Party, however the liability which AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 have to the Indemnified Party pursuant to the terms of this indemnity (and for which AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 has under this indemnity. Subject to

(ii) below, the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall be entitled to participate at their own expense in the defense and, if the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 so elect at any time after receipt of such notice, either of them may assume the defense of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2; or (ii) the named parties to any such suit include both the Trustee and the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 and the Trustee shall have been advised by counsel acceptable to the AltaGas Trust, AltaGas LP #1 or and AltaGas LP #2 that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 specifying the date on which it desires to resign, provided that such notice shall not be given less than 60 days before such desired resignation date unless the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada or any province thereof, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2 shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2.

ARTICLE 10
ALTAGAS TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

The AltaGas Trust shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom, but may do so if:

(a) such other person or continuing corporation (herein called the "**Trust Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are

reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder (including without limitation one or more voting securities of such Trust Successor to allow Beneficiaries to exercise voting rights in respect of the Trust Successor substantially similar to those provided for in this Agreement in respect of the AltaGas Trust) and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the AltaGas Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trust Successor, AltaGas LP #1 and AltaGas LP #2 shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the AltaGas Trust under this Agreement in the name of the AltaGas Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the trustee of the AltaGas Trust or any officers of the AltaGas Trust may be done and performed with like force and effect by the directors or officers of such Trust Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the merger of any wholly-owned direct or indirect subsidiary of the AltaGas Trust with or into the AltaGas Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the AltaGas Trust provided that all of the assets of such subsidiary are transferred to the AltaGas Trust or another wholly-owned direct or indirect subsidiary of the AltaGas Trust and any such transactions are expressly permitted by this Article 10.

10.4 Successorship Transaction

Notwithstanding the foregoing provisions of this Article 10, in the event of a Trust Control Transaction:

(a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of the definition of "Redemption Date"; and

(b) in which all or substantially all of the then outstanding Trust Units are converted into or exchanged for securities or rights to receive such securities (the "**Other Securities**") of another entity (the "**Other Entity**") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, the AltaGas Trust;

then (i) all references herein to the "**AltaGas Trust**" shall thereafter be and be deemed to be references to "**Other Entity**" and all references herein to "**Trust Units**" shall thereafter be and be deemed to be references to "**Other Securities**" (with appropriate

adjustments, if any, as are required to result in a holder of Exchangeable Securities on the exchange, redemption or retraction of such Exchangeable Securities pursuant to the Exchangeable Securities Provisions or exchange of such Exchangeable Securities pursuant to this Agreement immediately subsequent to the Trust Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Exchangeable Securities would have received if the exchange, redemption or retraction of such Exchangeable Securities pursuant to the Exchangeable Securities Provisions, or exchange of such Exchangeable Securities pursuant to this Agreement had occurred immediately prior to the Trust Control Transaction and the Trust Control Transaction was completed) without any need to amend the terms and conditions of this Agreement and without any further action required; and (ii) the AltaGas Trust shall cause the Other Entity to deposit one or more voting securities of such Other Entity to allow Beneficiaries to exercise voting rights in respect of the Other Entity substantially similar to those provided for in this Agreement.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by the AltaGas Trust, AltaGas LP #1, AltaGas LP #2 and the Trustee and approved by the Beneficiaries in accordance with Section 11.2 of the Exchangeable Securities Provisions.

11.2 Administrative Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the General Partner shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the General Partner and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that the General Partner and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to the General Partner and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the General Partner shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

Each of AltaGas LP #1 and AltaGas LP #2, at the request of the AltaGas Trust, agree to call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the limited partnership agreements of AltaGas LP #1 and AltaGas LP #2, the Exchangeable Securities Provisions and all applicable laws; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date (as defined in the Exchangeable Securities Provisions) to occur or transpire.

11.4 Changes in Capital of the AltaGas Trust, AltaGas LP #1 or AltaGas LP #2

At all times after the occurrence of any event contemplated pursuant to Section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either Trust Units or the Exchangeable Securities or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Securities or both are so changed.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AltaGas LP #1, AltaGas LP #2, the AltaGas Trust and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Trust Successors and the covenants of and obligations assumed by each such Trust Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to the AltaGas Trust, AltaGas LP #1, AltaGas LP #2, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Securities are held by a Beneficiary;

(b) each of the AltaGas Trust, AltaGas LP #1 and AltaGas LP #2 elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 11.2 of the Exchangeable Securities Provisions; and

(c) March 24, 2024.

12.2 Survival of Agreement

This Agreement shall survive any termination of the AltaGas Trust and shall continue until there are no Exchangeable Securities outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise).

13.2 Binding Effect

Subject to Section 13.1, this Agreement and the Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) if to the AltaGas Trust, at:

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

with copy to:

Computershare Trust Company of Canada
Suite 710, 530 - 8th Avenue S.W.

Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust
Facsimile: (403) 267-6598

(b) if to AltaGas LP #1, at:

AltaGas Holding Limited Partnership No. 1
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(c) if to AltaGas LP #2, at:

AltaGas Holding Limited Partnership No. 2
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(d) if to the Trustee, at:

Computershare Trust Company of Canada
710, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Client Services
Facsimile: (403) 267-6529

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Securities in any manner permitted by the Limited Partnership Agreements, as applicable, from time to time in force in respect of notices to Limited Partners and shall be deemed to be received (if given or sent in such manner) at the time specified in such Limited Partnership Agreements, the provisions of which Limited Partnership Agreements shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

13.6 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

13.7 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

13.8 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

13.9 Limitations on Liability

(a) The parties hereto acknowledge that Computershare Trust Company of Canada, as trustee of the AltaGas Trust, is entering into this Agreement solely in its capacity as trustee on behalf of the AltaGas Trust and the obligations of the AltaGas Trust hereunder shall not be personally binding upon such trustee or any of the Unitholders and that any recourse against the AltaGas Trust, such trustee or

any Unitholder in any manner in respect of any indebtedness, obligation or liability of the AltaGas Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust of the AltaGas Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated.

(b) AltaGas Holding Limited Partnership No. 1 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

(c) AltaGas Holding Limited Partnership No. 2 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ALTAGAS INCOME TRUST, by its trustee, Computershare Trust Company of Canada

Per: *"Stacie Moore"*

Per: *"W. Anne DeWaele"*

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its general partner, AltaGas General Partner Inc.

Per: *"David W. Cornhill"*

Per: *"Patricia M. Newson"*

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, by its general partner, AltaGas General Partner Inc.

Per: *"David W. Cornhill"*

Per: *"Patricia M. Newson"*

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: *"Stacie Moore"*

Per: *"W. Anne DeWaele"*

RESOLUTIONS
of the
BOARD OF DIRECTORS
of
OFI GP Inc. (the "Corporation"),
acting as attorney of
OFI INCOME FUND

WHEREAS OFI Income Fund (the "**Fund**") is an unincorporated open-ended trust created by the Fund Declaration of Trust made as of July 11, 2005 between the trustees and the Initial Unitholder thereof;

WHEREAS the preliminary prospectus has been filed on July 14, 2005;

WHEREAS the Fund will propose to make a public offering of trust units (the "**Units**") in all provinces of Canada (the "**Offering**");

AND WHEREAS pursuant to a power of attorney, the Corporation can act as the attorney of the Fund;

BE IT THEREFORE RESOLVED THAT:

Pursuant to the Fund's power of attorney, constituting the Corporation with full power of substitution, as their true and lawful attorney to act on behalf of the Fund with full power and authority in their name, place and stead and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Fund in connection with the Offering, including, without limitation, to execute on the Fund's behalf the amended and restated preliminary prospectus of the Fund dated ● 2005, relating to the Offering (the "**Amended and Restated Preliminary Prospectus**"), the Corporation, on behalf of the Fund, resolves as follows:

1. The English and French language versions of the Amended and Restated Preliminary Prospectus, copies of which have been submitted to the directors of the Corporation, be and are hereby authorized and approved, and Joseph Skarzenski acting as Chief Executive Officer of the Corporation and Catherine Skarzenski acting as Chief Financial Officer of the Corporation, be and they are hereby authorized to sign the certificate contained in the Amended and Restated Preliminary Prospectus and the acting Chief Executive Officer and the acting Chief Financial Officer of the Corporation be and the same are authorized to make such additions or amendments to the Amended and Restated Preliminary Prospectus or deletions therefrom, including, without limiting the

generality of the foregoing, any amendments thereto under the provisions of any securities regulations in Canada, as they, on the advice of counsel, may consider necessary or advisable, such approval by such officers of any such additions, amendments or deletions to be conclusively proved by their execution of the certificate contained in the Amended and Restated Preliminary Prospectus, if necessary.

2. The Corporation be and is hereby authorized to file the executed Amended and Restated Preliminary Prospectus, as the same may be amended from time to time in accordance with paragraph 1, with the Ontario Securities Commission, selected as principal regulator, and with the securities administrators in each of the other provinces of Canada.

3. The Corporation hereby approves and authorizes the inclusion of the following financial statements in the Amended and Restated Preliminary Prospectus:

   (i) the Audited Balance Sheet of the Fund as at ____________, 2005 and the related notes;

   (ii) the Audited Consolidated Financial Statements of OFI Holdings Ltd. as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 and Unaudited Interim Consolidated Financial Statements of OFI Holdings Ltd. for the six-month periods ended June 30, 2005 and June 30, 2004 and the related notes;

   (iii) the Unaudited Pro Forma Consolidated Financial Statements of the Fund as at June 30, 2005 and the twelve months ended June 30, 2005 and the related notes;

   all as contained in the Amended and Restated Preliminary Prospectus and subject to such revisions as any officer or director of the Corporation may approve.

4. Any two directors of the Corporation be and they are hereby authorized to sign the approval by the Board of Directors of the Corporation of the above financial statements and to signify such approval in the manner prescribed by regulations.

5. Application will be made to the Toronto Stock Exchange for the listing of the Units on such exchange.

6. Stikeman Elliott LLP, counsel to the Fund and to the Corporation, or any director or officer of the Corporation, be and they are authorized to take all necessary or useful actions in connection with such application.

7. Any one director or officer of the Corporation be and he is hereby authorized to do, or cause to be done, all such acts and things and to make, execute and deliver, or cause to be made, executed and delivered, all such agreements, documents, instruments, orders and certificates, in the name and on behalf of the Corporation or otherwise as he may deem necessary, advisable or appropriate to carry out the purpose and intent of the foregoing resolutions.

The foregoing resolutions are hereby consented to by the signature of all the directors of **OFI GP INC.**, pursuant to subsection 117(1) of the *Canada Business Corporations Act*, effective as of the _____th day of __________, 2005.

______________________________ ______________________________

UNANIMOUS SHAREHOLDER AGREEMENT

among

ALTAGAS LTD.

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2

- and -

ALTAGAS GENERAL PARTNER INC.

Dated as of May 1, 2004

TABLE OF CONTENTS

ARTICLE 8
NOTICES

ARTICLE 9
GENERAL

THIS UNANIMOUS SHAREHOLDER AGREEMENT is dated as of May 1, 2004.

AMONG:

ALTAGAS LTD., a corporation formed by amalgamation under the laws of Canada (the "**Corporation**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership created pursuant to the laws of Alberta (the "**AltaGas LP #1**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, a limited partnership created pursuant to the laws of Alberta (the "**AltaGas LP #2**")

- and -

ALTAGAS GENERAL PARTNER INC., a corporation incorporated under the laws of Canada (the "**General Partner**")

WHEREAS the authorized and issued capital of the Corporation consists of an unlimited number of common shares of which all of the issued and outstanding, common shares are legally and beneficially owned by AltaGas LP #2;

AND WHEREAS AltaGas LP #1 is the legal and beneficial owner of the Class A limited partnership units of AltaGas LP #2;

AND WHEREAS the General Partner is the general partner of each of the Limited Partnerships;

AND WHEREAS the parties wish to provide for the restriction of the powers of the directors to manage, or supervise the management of, the business and affairs of the Corporation and election of directors of the Corporation as hereinafter set forth;

AND WHEREAS the parties intend that this Agreement shall operate and be construed as a unanimous shareholder agreement under the *Canada Business Corporations Act*; and

AND WHEREAS the parties have agreed to do all such things as may be necessary in order to give effect to this Agreement;

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**Agreement**", "**herein**", "**hereof**', "**hereto**", "**hereunder**" and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership established under the laws of Alberta pursuant to the AltaGas LP #1 Limited Partnership Agreement;

"**AltaGas LP #1 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 between the General Partner and AltaGas Holding Trust, as from time to time amended, supplemented or restated;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership established under the laws of Alberta pursuant to the AltaGas LP #2 Limited Partnership Agreement;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of May 26, 2004 between the General Partner and AltaGas LP #1, as from time to time amended, supplemented or restated;

"**appoint**" includes "**elect**" and vice versa;

"**Articles**" means the articles of incorporation of the Corporation, as the same may be amended or amended and restated from time to time;

"**Board of Directors**" means the board of directors of the Corporation;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**By-Laws**" means the by-laws of the Corporation from time to time in force and effect;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Limited Partnerships**" means, collectively, AltaGas LP #1 and AltaGas LP #2;

"**Limited Partnership Nominees**" means initially, David W. Cornhill, Patricia M. Newson, Gary M. Holden and Dennis A. Dawson and thereafter means those members of the Board of Directors who from time to time are nominated by the General Partner;

"**person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

"**Shareholders**" means the holders from time to time of the Shares; provided that at the date hereof the sole Shareholder is AltaGas LP #2; and

"**Shares**" means the shares of the Corporation of any class from time to time outstanding.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to a "Schedule" followed by a letter refer to the specified schedule to this Agreement.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d) the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f) time is of the essence; and

(g) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
EFFECT AND IMPLEMENTATION OF AGREEMENT

2.1 Unanimous Shareholder Agreement

This Agreement constitutes a unanimous shareholder agreement within the meaning of the CBCA.

2.2 Conflicts

In the event of any conflict between the provisions of this Agreement on the one hand, and the Articles or By-laws on the other, the provision of this Agreement shall govern. The Shareholders agree to vote or to cause to be voted the Shares owned by them so as to cause the Articles or By-laws, or both, as the case may be, to be amended to resolve any such conflict in favour of the provisions of this Agreement.

2.3 Notice to the Corporation

The Corporation by its execution hereof acknowledges that it has actual notice of the terms of this Agreement, consents hereto and hereby covenants with the Shareholders that it will at all times during the term of this Agreement be governed by the terms and provisions hereof in carrying out its business and affairs and, accordingly, shall give or cause to be given such notices, execute or cause to be executed such documents and do or cause to be done all such acts, matters and things as may from time to time be necessary or required to carry out the terms and intent hereof.

ARTICLE 3
DIRECTORS

3.1 Board of Directors

The Board of Directors shall be comprised of a minimum of one and a maximum of fifteen members and shall, at the date hereof and so long as the Limited Partnerships hold, directly or indirectly, more than 50% of the issued and outstanding voting securities (as defined in the *Securities Act* (Alberta)) of the Corporation, be comprised of the persons nominated by the General Partner from time to time.

3.2 Vacancies

Where a vacancy in the Board of Directors occurs between meetings of Shareholders, the Limited Partnership Nominees shall be entitled to appoint a replacement director to fill the vacancy until the next meeting of Shareholders.

3.3 Powers of Directors

All of the powers of the directors of the Corporation to manage, or supervise the management of, the business and affairs of the Corporation are hereby wholly restricted and are given to the General Partner and the General Partner shall have all of the rights, powers, duties and liabilities of the directors of the Corporation, including any defences available to the directors and the directors of the Corporation are relieved of their rights, powers, duties and liabilities, including their liabilities under section 119 of the CBCA.

ARTICLE 4
VOTING

4.1 Voting of Shares

The Shareholders shall, except as otherwise permitted herein, vote their Shares at any and all meetings of the Shareholders in the manner to comply with, and give effect to, the terms and conditions of this Agreement.

ARTICLE 5
WAIVER

5.1 Waiver

To the extent permitted by law, each of the Corporation and AltaGas LP #2 waives each and every provision contained in the Articles or By-laws insofar as they may conflict with the provisions of this Agreement.

ARTICLE 6
SUBSEQUENT PARTIES TO THIS AGREEMENT

6.1 Subsequent Parties

Any person who shall hereafter become the registered owner of one or more Shares shall, prior to becoming such registered holder, execute one or more counterparts of this Agreement (whether or not the same has previously been executed by any other person(s)) and shall thereafter be, entitled to all of the benefits of and be bound by the terms and conditions of this Agreement in the same manner as if it had been an original party hereto.

ARTICLE 7
TERM OF AGREEMENT

7.1 Term

This Agreement shall be in effect until terminated, cancelled or amended in writing by the mutual agreement of the parties.

ARTICLE 8
NOTICES

8.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) the Corporation, addressed to:

AltaGas Ltd.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

with a copy to:

AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(b) AltaGas LP #1, addressed to:

AltaGas Holding Limited Partnership No. 1
c/o AltaGas General Partner Inc.
1700, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(c) AltaGas LP #2, addressed to:

AltaGas Holding Limited Partnership No. 2
c/o AltaGas General Partner Inc.
1700, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(d) General Partner, addressed to:

AltaGas General Partner Inc.
1700, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

ARTICLE 9
GENERAL

9.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.2 Expenses

Each of the parties hereto shall pay its expenses in connection with the preparation and execution of this Agreement and the completion of the transactions contemplated hereby or incidental hereto.

9.3 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

9.4 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.5 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

9.6 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.7 Benefits

Without restricting the generality of the foregoing, the holder of any Shares now owned or hereinafter acquired by any person shall have the benefits granted to such holder under this Agreement and shall be subject to the obligations imposed by this Agreement on such holders.

9.8 Legend

Any and all certificates representing Shares now or hereafter owned by the Limited Partnership or any other person during the currency of this Agreement (whether such certificates are issued initially or with respect to a transfer or otherwise) shall have endorsed thereon in bold type the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A UNANIMOUS SHAREHOLDER AGREEMENT DATED AS OF MAY 1, 2004, WHICH AGREEMENT CONTAINS RESTRICTIONS RELATING TO THE VOTING OF SUCH SHARES AND NOTICE OF THE TERMS AND CONDITIONS OF SUCH AGREEMENT IS HEREBY GIVEN."

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement as of the day of the year first written above.

ALTAGAS GENERAL PARTNER INC.

By: *"David W. Cornhill"*

Name: David W. Cornhill

Title: Chief Executive Officer

ALTAGAS LTD.

By: *"David W. Cornhill"*

Name: David W. Cornhill

Title: Chairman and Chief Executive Officer

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its general partner, ALTAGAS GENERAL PARTNER INC.

By: *"David W. Cornhill"*

Name: David W. Cornhill

Title: Chief Executive Officer

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, by its general partner, ALTAGAS GENERAL PARTNER INC.

By: *"David W. Cornhill"*

Name: David W. Cornhill

Title: Chief Executive Officer

49

SUPPORT AGREEMENT

among

ALTAGAS INCOME TRUST

- and -

ALTAGAS HOLDING TRUST

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

- and –

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2

- and –

ALTAGAS SERVICES INC.

Dated as of May 1, 2004

TABLE OF CONTENTS

Article 1
INTERPRETATION

Article 2
COVENANTS OF TRUST, ALTAGAS LP #1 and ALTAGAS LP #2

Article 3
TRUST SUCCESSORS

Article 4
GENERAL

THIS SUPPORT AGREEMENT dated as of May 1, 2004.

AMONG:

ALTAGAS INCOME TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (the "**Trust**")

- and -

ALTAGAS HOLDING TRUST, an unincorporated investment trust established under the laws of Alberta ("**Holding Trust**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership established under the laws of Alberta (the "**AltaGas LP #1**")

- and -

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, a limited partnership established under the laws of Alberta (the "**AltaGas LP #2**")

- and -

ALTAGAS SERVICES INC., a corporation incorporated pursuant to the laws of Canada (the "**AltaGas**")

WHEREAS in connection with an arrangement agreement dated as of March 26, 2003 among, *inter alia*, AltaGas, the Trust, Holding Trust, AltaGas LP #1 and AltaGas LP #2, as from time to time amended, supplemented or restated (the "**Arrangement Agreement**") and pursuant to the Plan, (a) each of AltaGas LP #1 and AltaGas LP #2 may issue Exchangeable Securities to certain holders of Common Shares and/or Participating Shares in the capital of AltaGas or Holdco Shares and (b) AltaGas may issue Trust Options to certain holders of options to purchase Common Shares in the capital of AltaGas (all as defined in and contemplated by the Plan); and

AND WHEREAS pursuant to the Arrangement Agreement, each of the parties hereto has agreed to execute a support agreement substantially in the form of this Agreement on the Effective Date (as defined in the Arrangement Agreement);

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions

(collectively, the "**Exchangeable Securities Provisions**") attaching to the Exchangeable Securities; "**Trust Options**" means options to purchase Trust Units issued by AltaGas from time to time (including without limitation those issued pursuant to the Plan); and "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Support Agreement, as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to a "Schedule" followed by a letter refer to the specified schedule to this Agreement.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters

that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d) the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f) time is of the essence; and

(g) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
COVENANTS OF TRUST, ALTAGAS LP #1 AND ALTAGAS LP #2

2.1 Covenants Regarding Exchangeable Securities

So long as any Exchangeable Securities not owned by the Trust or its affiliates are outstanding, the Trust shall:

(a) not pay any distribution on the Trust Units unless (i) each of AltaGas LP #1 and AltaGas LP #2 shall (w) simultaneously make a loan equal or economically equivalent to each such distribution per Trust Unit (as provided for in the Exchangeable Securities Provisions) on each Exchangeable Security (an "**Equivalent Loan**") and (x) have sufficient money or other assets available to enable the due and punctual advance of such loan in accordance with applicable law and the terms of the Exchangeable Securities Provisions or, if the distribution is a distribution of Trust Units, (ii) each of AltaGas LP #1 and AltaGas LP #2 shall (y) effect a corresponding, contemporaneous and economically equivalent subdivision of the Exchangeable Securities (as provided for in the Exchangeable Securities Provisions) (an "**Equivalent Securities Subdivision**"), and (z) have

sufficient authorized but unissued securities available to enable the Equivalent Securities Subdivision;

(b) advise each of AltaGas LP #1 and AltaGas LP #2 sufficiently in advance of the declaration by the Trust of any distribution on Trust Units and take all such other actions as are reasonably necessary, in cooperation with each of AltaGas LP #1 and AltaGas LP #2, to ensure that (i) the respective record date and loan advance date for an Equivalent Loan on the Exchangeable Securities shall be the same as the record date and payment date, for the corresponding distribution on the Trust Units, or (ii) the record date and effective date for an Equivalent Securities Subdivision shall be the same as the record date and payment date for the distribution of Trust Units;

(c) ensure that the record date for any distribution declared on Trust Units is not less than ten (10) Business Days after the declaration date of such distribution;

(d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit each of AltaGas LP #1 and AltaGas LP #2, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price, the Redemption Price or Automatic Redemption Price in respect of each of its issued and outstanding Exchangeable Securities (other than Exchangeable Securities owned by the Trust or its affiliates) upon its liquidation, dissolution or winding-up or any other distribution of its assets among its Partners for the purpose of winding-up its affairs, the delivery of a Retraction Request by a holder of Exchangeable Securities issued by it or a redemption of Exchangeable Securities by it, as the case may be, including all such actions and all such things as are necessary or desirable to enable and permit it to cause to be delivered to the holders of Exchangeable Securities the requisite Trust Units, cash and other property in accordance with the provisions of Article 5, 6, 7 or 8, as the case may be, of the Exchangeable Securities Provisions;

(e) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Holding Trust, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, including all such actions and all such things as are necessary or desirable to enable and permit Holding Trust to cause to be delivered to the holders of Exchangeable Securities the requisite Trust Units, cash and other property in accordance with the provisions of the Liquidation Call Right, as the case may be; and

(f) (unless all of the limited partnership interests therein are owned directly or indirectly by the Trust) not (and will ensure that each of Holding Trust and its affiliates does not) exercise its vote as a Partner to initiate the voluntary liquidation, dissolution or winding-up of AltaGas LP #1 or AltaGas LP #2 or any other distribution of the assets of AltaGas LP #1 or AltaGas LP #2 among its Partners for the purpose of winding up its affairs nor take any action or omit to take any action (and the Trust will not permit Holding Trust or any of its affiliates

to take any action or omit to take any action) that is designed to result in the liquidation, dissolution or winding up of AltaGas LP #1 or AltaGas LP #2 or any other distribution of the assets of AltaGas LP #1 or AltaGas LP #2 among its respective Partners for the purpose of winding up its affairs;

and so long as any Trust Options are outstanding take all such actions and do all such things as are reasonably necessary or desirable to enable and permit AltaGas, in accordance with applicable law, to perform its obligations arising upon the exercise of any Trust Option by the holder thereof, including all such actions and all such things as are necessary or desirable to enable and permit AltaGas to cause to be delivered Trust Units upon the exercise of the rights to purchase Trust Units pursuant to the Trust Options in accordance with the provisions of the Trust Options to the holders thereof so exercising the Trust Options.

2.2 Segregation of Funds

(a) The Trust will cause each of AltaGas LP #1 and AltaGas LP #2 to deposit a sufficient amount of funds in a separate account of each of AltaGas LP #1 and AltaGas LP #2 and segregate a sufficient amount of such other assets and property as is necessary to enable each of AltaGas LP #1 and AltaGas LP #2 to make the loans when required and to pay or otherwise satisfy its respective obligations under Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions or, if required, to pay the purchase price for Trust Units as contemplated by Section 2.5, as applicable.

(b) The Trust will cause Holding Trust to deposit a sufficient amount of funds in a separate account of Holding Trust and segregate a sufficient amount of such other assets and property as is necessary to enable Holding Trust to pay the purchase price for Trust Units as contemplated by Section 2.5.

2.3 Reservation of Trust Units

The Trust hereby represents, warrants and covenants in favour of each of AltaGas LP #1, AltaGas LP #2, Holding Trust and AltaGas that the Trust has reserved for issuance and will, at all times while any Exchangeable Securities (other than Exchangeable Securities held by the Trust or its affiliates) or Trust Options are outstanding, keep available, free from preemptive and other rights, that number of Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7):

(a) as is equal to the sum of:

(i) the number of Exchangeable Securities issued and outstanding from time to time; and

(ii) the number of Exchangeable Securities issuable upon the exercise of all rights to acquire Exchangeable Securities outstanding from time to time;

(b) as are now or may hereafter be required to enable and permit the Trust to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment with respect to which the Trust may now or may hereafter be required to issue Trust Units, to enable and permit Holding Trust to

meet its obligations arising upon exercise by it of the Liquidation Call Right and to enable and permit each of AltaGas LP #1 and AltaGas LP #2 to meet its obligations hereunder and under the Exchangeable Securities Provisions; and

(c) as are now or may hereafter be required to enable and permit AltaGas to meet its obligations under the Trust Options issued and outstanding from time to time.

2.4 Notification of Certain Events

In order to assist the Trust in compliance with its obligations hereunder each of AltaGas LP #1 and AltaGas LP #2 shall notify the Trust and Holding Trust of each of the following events at the times set forth below:

(a) in the event of any proposed liquidation, dissolution or winding-up of it or any other distribution of its assets for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b) promptly, upon the earlier of receipt by it of notice of or it otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceeding with respect to its involuntary liquidation, dissolution or winding-up or to effect any other distribution of its assets among its unitholders for the purpose of winding up its affairs;

(c) promptly, upon its receipt of a Retraction Request;

(d) promptly following the date on which notice of redemption is given to holders of its Exchangeable Securities, upon the determination of a Redemption Date in accordance with the Exchangeable Securities Provisions;

(e) promptly upon its issuance of any Exchangeable Securities or rights to acquire Exchangeable Securities (other than the issuance of Exchangeable Securities and rights to acquire Exchangeable Securities pursuant to the Plan); and

(f) promptly upon receipt of notification of any event which would result in any holder of Exchangeable Securities becoming a Non-Resident;

and AltaGas shall notify the Trust promptly of its receipt of any notice of exercise of a Trust Option.

2.5 Delivery of Trust Units

(a) In furtherance of its obligations under Sections 2.1(d) and (e), upon notice from AltaGas LP #1, AltaGas LP #2 or Holding Trust of any event that requires AltaGas LP #1, AltaGas LP #2 or Holding Trust to cause to be delivered Trust Units to any holder of Exchangeable Securities, the Trust shall forthwith issue and deliver the requisite number of Trust Units to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Securities, as AltaGas LP #1, AltaGas LP #2 or Holding Trust shall direct. All such Trust

Units shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

(b) In furtherance of its obligations under Section 2.1, upon notice from AltaGas of any exercise of Trust Options in accordance with the terms thereof, the Trust shall forthwith issue and deliver the requisite number of Trust Units to be received by, and issued to or to the order of, the holder of the Trust Options so exercised, as AltaGas shall direct. All such Trust Units shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

2.6 Qualification of Trust Units

The Trust covenants that if any Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) to be issued and delivered hereunder (including for greater certainty, pursuant to the Exchangeable Securities Provisions, or pursuant to the Exchange Right or the Automatic Exchange Rights (each as defined in the Voting and Exchange Trust Agreement)) require registration or qualification with, or approval of, or the filing of any document, including any prospectus or similar document, the taking of any proceeding with, or the obtaining of any order, ruling or consent from, any governmental or regulatory authority under any Canadian federal, provincial or territorial securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority, or the fulfilment of any other Canadian legal requirement before such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) may be issued and delivered by the Trust at the direction of AltaGas LP #1, AltaGas LP #2, Holding Trust or AltaGas if applicable, to the holder of surrendered Exchangeable Securities or the holder of Trust Options exercising such Trust Options in accordance with the terms thereof or in order that such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian provincial securities law), the Trust will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are necessary or desirable and within its power to cause such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) to be and remain duly registered, qualified or approved under Canadian provincial securities laws, as the case may be. The Trust will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7) are listed and are quoted or posted for trading at such time.

2.7 Economic Equivalence

So long as any Exchangeable Securities not owned by the Trust or its affiliates are outstanding:

(a) the Trust will not, without prior approval of AltaGas LP #1, AltaGas LP #2 and the holders of the Exchangeable Securities given in accordance with Section 11.1 of the Exchangeable Securities Provisions:

(i) issue or distribute Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units (A) who exercise an option to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions, or (B) pursuant to any distribution reinvestment plan; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(A) securities of the Trust of any class other than Trust Units (other than securities exchangeable for or convertible into or carrying rights to acquire Trust Units);

(B) rights, options or warrants other than those referred to in Section 2.7(a)(ii);

(C) evidences of indebtedness of the Trust; or

(D) assets of the Trust,

unless the economic equivalent on a per Exchangeable Security basis of such rights, options, warrants, securities, evidences of indebtedness or other assets is issued or loaned simultaneously to holders of the Exchangeable Securities; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by the Trust in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement or to give effect to a redemption by the Trust of Trust Units in accordance with the Declaration of Trust;

(b) The Trust will not without the prior approval of AltaGas LP #1 and AltaGas LP #2 and the prior approval of the holders of the Exchangeable Securities given in accordance with Section 11.1 of the Exchangeable Securities Provisions:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(ii) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(iii) reclassify or otherwise change Trust Units or effect a merger, reorganization or other transaction affecting the Trust Units,

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Securities; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by the Trust in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.

(c) The Trust will ensure that the record date for any event referred to in Section 2.7(a) or Section 2.7(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by the Trust (with contemporaneous notification thereof by the Trust to AltaGas LP #1 and AltaGas LP #2).

(d) The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of any event referred to in Section 2.7(a) or Section 2.7(b) and each such determination shall be conclusive and binding on the Trust and the holders of Exchangeable Securities. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(i) in the case of the distribution of any rights, options or warrants to subscribe for or purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of the Trust Units and the term of any such instrument;

(ii) in the case of the distribution of any other form of property (including any securities of the Trust of any class other than Trust Units, any rights, options or warrants other than those referred to in Section 2.7(d)(i), any evidences of indebtedness of the Trust or any assets of the Trust), the relationship between the fair market value (as determined by the board of directors of General Partner in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Trust Unit and the Current Market Price;

(iii) in the case of any subdivision, redivision or change of the then outstanding Trust Units into a greater number of Trust Units or the reduction, combination, consolidation or change of the then outstanding Trust Units into a lesser number of Trust Units or any merger, reorganization or other

transaction affecting Trust Units, the effect thereof upon the then outstanding Trust Units; and

(iv) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Securities to the extent that such consequences may differ from the taxation consequences to holders of Trust Units (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Class B Units); and

(e) each of AltaGas LP #1 and AltaGas LP #2 agrees that, to the extent required, upon due notice from the Trust, each will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate loans are made by it, or subdivisions, redivisions or changes are made to the Exchangeable Securities, in order to implement the required economic equivalent with respect to Trust Units and Exchangeable Securities as provided for in this Section 2.7.

2.8 Tender Offers

For so long as Exchangeable Securities remain outstanding (other than Exchangeable Securities held by the Trust or its affiliates), in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Trust Units (an "**Offer**") is proposed by the Trust or is proposed to the Trust or the Trust Unitholders and is recommended by the Trustee of the Trust, or the Board of Directors on its behalf, or is otherwise effected or to be effected with the consent or approval of the Trustee of the Trust, or the Board of Directors on its behalf, and the Exchangeable Securities are not redeemed by AltaGas LP #1 or AltaGas LP #2, as applicable, the Trust will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Securities (other than the Trust or its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Trust Units, without discrimination. Without limiting the generality of the foregoing, the Trust will use its reasonable best efforts expeditiously and in good faith to ensure that holders of Exchangeable Securities may participate in each such Offer without being required to retract Exchangeable Securities as against AltaGas LP #1 or AltaGas LP #2, as applicable, (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of AltaGas LP #1 or AltaGas LP #2, as applicable, to redeem Exchangeable Securities, as applicable, in the event of a Trust Control Transaction.

2.9 Ownership of Outstanding Interests

Without the prior approval of AltaGas LP #1 and AltaGas LP #2 and the prior approval of the holders of the Exchangeable Securities given in accordance with Section 11.1 of the Exchangeable Securities Provisions, the Trust covenants and agrees in favour of AltaGas LP #1 and AltaGas LP #2 that, as long as any outstanding Exchangeable Securities are owned by any person other than the Trust or any of its affiliates, the Trust will be and remain the direct or indirect beneficial owner of all issued and outstanding voting interests in the capital of AltaGas LP #1, AltaGas LP #2, the General Partner and Holding Trust. Notwithstanding the foregoing,

the Trust shall not be in violation of this section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of the Trust or the Trust Units pursuant to any merger of the Trust pursuant to which the Trust is not the surviving entity.

2.10 The Trust and Affiliates Not to Vote Exchangeable Securities

Each of the Trust, Holding Trust and, in respect of Exchangeable Securities of AltaGas LP #2, AltaGas LP #1 covenants and agrees that it will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Securities from time to time pursuant to the Exchangeable Securities Provisions or the Limited Partnership Agreement with respect to AltaGas LP #1 or AltaGas LP #2, as applicable, with respect to any Exchangeable Security held by it or by its affiliates in respect of any matter considered at any meeting of holders of Exchangeable Securities.

2.11 Consideration For Trust Units

(a) In respect of each Trust Unit required to be delivered by Holding Trust pursuant to Article 10 of the Exchangeable Securities Provisions:

(i) Holding Trust agrees and shall be deemed to issue to the Trust, in exchange for such Trust Unit, that principal amount of Series 1 Notes of Holding Trust as is equal to the fair market value of such Trust Unit on the date Holding Trust is required to deliver the Trust Unit pursuant to the Exchangeable Securities Provisions;

(ii) if the Exchangeable Security acquired by Holding Trust in respect of the delivery of such Trust Unit is a Class B Unit of AltaGas LP #1, Holding Trust agrees and shall be deemed to transfer such Class B Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1, whereupon the Class B Unit of AltaGas LP #1 shall be and be deemed to be cancelled; and

(iii) if the Exchangeable Security acquired by Holding Trust in respect of the delivery of such Trust Unit is a Class B Unit of AltaGas LP #2, Holding Trust agrees and shall be deemed to transfer such Class B Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1, and AltaGas LP #1 agrees and shall be deemed to transfer such Class B Unit to AltaGas LP #2 in exchange and as a subscription for, and AltaGas LP #2 agrees and shall be deemed to issue to AltaGas LP #1 in respect thereof, one Class A Unit of AltaGas LP #2, whereupon the Class B Unit of AltaGas LP #2 shall be and be deemed to be cancelled;

(b) In respect of each Trust Unit required to be delivered by AltaGas LP #1 pursuant to Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions relating to AltaGas LP #1:

(i) Holding Trust agrees and shall be deemed to issue to the Trust, in exchange for such Trust Unit, that principal amount of Series 1 Notes of Holding Trust as is equal to the fair market value of such Trust Unit on the date AltaGas LP #1 is required to deliver the Trust Unit pursuant to the Exchangeable Securities Provisions; and

(ii) Holding Trust agrees and shall be deemed to transfer such Trust Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1;

(c) In respect of each Trust Unit required to be delivered by AltaGas LP #2 pursuant to Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions relating to AltaGas LP #2:

(i) Holding Trust agrees and shall be deemed to issue to the Trust, in exchange for such Trust Unit, that principal amount of Series 1 Notes of Holding Trust as is equal to the fair market value of such Trust Unit on the date AltaGas LP #2 is required to deliver the Trust Unit pursuant to the Exchangeable Securities Provisions;

(ii) Holding Trust agrees and shall be deemed to transfer such Trust Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1; and

(iii) AltaGas LP #1 agrees and shall be deemed to transfer such Trust Unit to AltaGas LP #2 in exchange and as a subscription for, and AltaGas LP #2 agrees and shall be deemed to issue to AltaGas LP #1 in respect thereof, one Class A Unit of AltaGas LP #2.

(d) In respect of each Trust Unit required to be delivered by the Trust pursuant to the Voting and Exchange Trust Agreement:

(i) Holding Trust agrees and shall be deemed to issue to the Trust, in exchange for such Trust Unit, that principal amount of Series 1 Notes of Holding Trust as is equal to the fair market value of such Trust Unit on the date the Trust is required to deliver the Trust Unit pursuant to the Voting and Exchange Trust Agreement;

(ii) Holding Trust agrees and shall be deemed to transfer the Exchangeable Security acquired by Trust in respect of the delivery of such Trust Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1, whereupon, if the Exchangeable Security acquired by the Trust in respect of the delivery of such Trust Unit is a Class B Unit of AltaGas LP #1, the Class B Unit of AltaGas LP #1 shall be and be deemed to be cancelled; and

(iii) if the Exchangeable Security acquired by the Trust in respect of the delivery of such Trust Unit is a Class B Unit of AltaGas LP #2, AltaGas LP #1 agrees and shall be deemed to transfer such Class B Unit to AltaGas LP #2 in exchange and as a subscription for, and AltaGas LP #2 agrees and shall be deemed to issue to AltaGas LP #1 in respect thereof, one Class A Unit of AltaGas LP #2, whereupon the Class B Unit of AltaGas LP #2 shall be and be deemed to be cancelled.

(e) In respect of each Trust Unit required to be delivered by AltaGas pursuant to any Trust Option:

(i) Holding Trust agrees and shall be deemed to issue to the Trust, in exchange for such Trust Unit, that principal amount of Series 1 Notes of Holding Trust as is equal to the fair market value of such Trust Unit on the date AltaGas is required to deliver the Trust Unit pursuant to the Trust Option;

(ii) Holding Trust agrees and shall be deemed to transfer such Trust Unit to AltaGas LP #1 in exchange and as a subscription for, and AltaGas LP #1 agrees and shall be deemed to issue to Holding Trust in respect thereof, one Class A Unit of AltaGas LP #1;

(iii) AltaGas LP #1 agrees and shall be deemed to transfer such Trust Unit to AltaGas LP #2 in exchange and as a subscription for, and AltaGas LP #2 agrees and shall be deemed to issue to AltaGas LP #1 in respect thereof, one Class A Unit of AltaGas LP #2; and

(iv) AltaGas LP #2 agrees and shall be deemed to transfer such Trust Unit to AltaGas in exchange and as a subscription for, and AltaGas agrees and shall be deemed to issue to AltaGas LP #2 in respect thereof, that principal amount of LP Subco Debt as is equal to the fair market value of such Trust Unit on the date AltaGas is required to deliver the Trust Unit pursuant to the Trust Option.

ARTICLE 3
TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Neither the Trust nor Holding Trust shall consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person (the "**Trust Successor**") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any)

as are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Trust or Holding Trust, as the case may be, under this Agreement;

(b) in the event that the Trust Units are reclassified or otherwise changed as part of such transaction, the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Securities; and

(c) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of Exchangeable Securities.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon the Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust or Holding Trust, as the case may be, under this Agreement in the name of the Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Trustee of the Trust or any officers of the Trust or by the Board of Directors, on behalf of the Trust, may be done and performed with like force and effect by the directors or officers of such Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of the Trust (other than AltaGas LP #1, AltaGas LP #2 or Holding Trust) with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 3.

3.4 Successorship Transaction

Notwithstanding Article 2 and the foregoing provisions of Article 3, in the event of a Trust Control Transaction:

(a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of the definition of "Redemption Date"; and

(b) in which all or substantially all of the then outstanding Trust Units are converted into or exchanged for securities or rights to receive such securities (the "**Other Securities**") of another person (the "**Other Entity**") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, the Trust;

then all references herein to the "Trust" shall thereafter be and be deemed to be references to the "Other Entity" and all references herein to "Trust Units" shall thereafter be and be deemed to be references to the "Other Securities" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Securities on the exchange, redemption or retraction of such securities pursuant to the Exchangeable Securities Provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the Trust Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Exchangeable Securities would have received if the exchange, redemption or retraction of such securities pursuant to the Exchangeable Securities Provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the Trust Control Transaction and the Trust Control Transaction was completed) without any need to amend the terms and conditions of the Exchangeable Securities and without any further action required.

ARTICLE 4
GENERAL

4.1 Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Securities (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Securities) or Trust Options are held by any person other than the Trust and any of its affiliates.

4.2 Changes in Capital of the Trust, AltaGas LP #1 and AltaGas LP #2

At all times after the occurrence of any event contemplated pursuant to Sections 2.7 and 2.8 or otherwise as a result of which either Trust Units or the Exchangeable Securities or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Securities or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Notices to Parties

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) the Trust, addressed to:

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(b) Holding Trust, addressed to:

AltaGas Holding Trust
c/o AltaGas Holding Trust Corp.
4300, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Managing Partner
Facsimile: (403) 266-9034

(c) AltaGas LP #1, addressed to:

AltaGas Holding Limited Partnership No. 1
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(d) AltaGas LP #2, addressed to:

AltaGas Holding Limited Partnership No. 2
c/o AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

(e) AltaGas, addressed to:

AltaGas Services Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Facsimile: (403) 508-7258

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

4.4 Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) except that AltaGas LP #1 or AltaGas LP #2 may assign in its sole discretion, any or all of its rights, interests and obligations hereunder to any wholly-owned subsidiary of the Trust.

4.5 Binding Effect

Subject to Section 4.4, this Agreement and the Plan shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

4.6 Amendments, Modifications

Subject to Sections 4.2, 4.7 and 4.10, this Agreement may not be amended or modified except by an agreement in writing executed by AltaGas LP #1, AltaGas LP #2, AltaGas, Holding Trust and the Trust and approved by the holders of the Exchangeable Securities in accordance with Section 11.1 of the Exchangeable Securities Provisions.

4.7 Administrative Amendments

Notwithstanding the provisions of Section 4.6, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Securities, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties provided that the Board of Directors shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Securities;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that such board of directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Securities; or

(c) making such changes or corrections which, on the advice of counsel to General Partner are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board of Directors shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Securities.

4.8 Meeting to Consider Amendments

Each of AltaGas LP #1 and AltaGas LP #2, at the request of the Trust, agrees to call a meeting or meetings of the holders of its Exchangeable Securities for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 4.6; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date to occur or transpire. Any such meeting or meetings shall be called and held in accordance with the Limited Partnership Agreement of

AltaGas LP #1 or AltaGas LP #2, as applicable, the Exchangeable Securities Provisions and all applicable laws.

4.9 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.10 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

4.11 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

4.12 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

4.13 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

4.14 Limitations on Liability

The parties hereto acknowledge that:

(a) Computershare Trust Company of Canada is entering into this Agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust

arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust of AltaGas Income Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated;

(b) AltaGas Holding Trust Corp. is entering into this Agreement solely in its capacity as trustee on behalf of the Holding Trust and the obligations of the Holding Trust hereunder shall not be personally binding upon such trustee or any of the unitholders of the Holding Trust and that any recourse against the Holding Trust, such trustee or any unitholder of the Holding Trust in any manner in respect of any indebtedness, obligation or liability of the Holding Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust of AltaGas Holding Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated;

(c) AltaGas Holding Limited Partnership No. 1 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income; and

(d) AltaGas Holding Limited Partnership No. 2 is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ALTAGAS INCOME TRUST, by its trustee, Computershare Trust Company of Canada

Per: *"Stacie Moore"*

Per: *"W. Anne DeWaele"*

ALTAGAS HOLDING TRUST, by its trustee, AltaGas Holding Trust Corp.

Per: *"N. Glenn Cameron"*

Per: ______________________

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its general partner, AltaGas General Partner Inc.

Per: *"David W. Cornhill"*

Per: *"Patricia M. Newson"*

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 2, by its general partner, AltaGas General Partner Inc.

Per: *"David W. Cornhill"*

Per: *"Patricia M. Newson"*

ALTAGAS SERVICES INC.

Per: *"David W. Cornhill"*

Per: *"Patricia M. Newson"*

"David W. Cornhill"

ALTAGAS HOLDING TRUST

NOTE INDENTURE
providing for the Issue of
Series 1 Notes, Series 2 Notes And Series 3 Notes

Dated as of March 26, 2004

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS

ARTICLE 2
THE NOTES

ARTICLE 3
REDEMPTION, PURCHASE AND CANCELLATION

ARTICLE 4
SUBORDINATION TO SENIOR INDEBTEDNESS

ARTICLE 5
COVENANTS OF HOLDING TRUST

ARTICLE 6
DEFAULT AND ENFORCEMENT

ARTICLE 7
SATISFACTION AND DISCHARGE

ARTICLE 8
CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

ARTICLE 9
MEETINGS OF NOTEHOLDERS

ARTICLE 10
SUPPLEMENTAL INDENTURES

ARTICLE 11
CONCERNING THE TRUSTEE

ARTICLE 12
MISCELLANEOUS

THIS NOTE INDENTURE is dated as of March 26, 2004,

BETWEEN:

ALTAGAS HOLDING TRUST, an unincorporated investment trust established under the laws of Alberta (**"Holding Trust"**);

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust corporation incorporated under the laws of Canada, having an office in the City of Calgary in the Province of Alberta (the "**Trustee**").

WITNESSETH THAT:

WHEREAS Holding Trust is authorized to create and issue the Notes as herein provided;

AND WHEREAS the Holding Trust Trustee has duly authorized the execution of this Indenture and the creation and issue of the Notes proposed to be issued hereunder;

AND WHEREAS, while it is currently anticipated that the Notes of all series authorized hereunder will only be issued to the current sole holder of Holding Trust Units, some or all of the Notes may be issued or transferred to other persons;

AND WHEREAS the Trustee has full power and authority to execute this Indenture and to accept and execute the rights, powers, duties, obligations and responsibilities and any trusts herein imposed upon it;

NOW THEREFOR THIS NOTE INDENTURE WITNESSETH THAT the parties hereto hereby agree and declare as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Indenture, including the recitals hereto, unless the context otherwise requires:

"**Administrator**" means AltaGas, a corporation amalgamated under the laws of Canada, in its capacity as administrator of Holding Trust;

"**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**AltaGas**" means AltaGas Services Inc., a corporation incorporated pursuant to the *Canada Business Corporations Act* and its successors;

"**Bankruptcy Act**" means the *Bankruptcy and Insolvency Act* (Canada), as amended;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**Counsel**" means the firm of legal counsel retained by the Trustee or retained by Holding Trust and acceptable to the Trustee;

"**Declaration of Trust**" means the declaration of trust of the Trust made as of March 26, 2004 between the Trust Trustee, and the settlor thereof, as from time to time amended, supplemented or restated;

"**Dollar**" and "**$**" mean lawful money of Canada;

"**Event of Default**" has the meaning ascribed thereto in Section 6.1;

"**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

"**Indebtedness**" means any liability;

"**Interest Payment Date**" means, with respect to any series of Notes, the 15th day of each calendar month that such Notes are outstanding, beginning with the 15th day of the first full calendar month following the issuance of such Notes;

"**Holding Declaration of Trust**" means the declaration of trust of Holding Trust dated as of March 26, 2004 between the Holding Trust Trustee and the Trust, as from time to time amended, supplemented or restated;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta pursuant to the Holding Declaration of Trust;

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as initial trustee of the Holding Trust, or such other person as becomes the trustee of Holding Trust in accordance with the Holding Declaration of Trust;

"**Holding Trust Units**" means the units of interest in Holding Trust issued pursuant to the Holding Declaration of Trust;

"**Lien**" shall mean any hypothec, mortgage, charge, pledge, lien (statutory or otherwise), security interest or other encumbrance of any nature however arising, or any other security agreement or arrangement creating in favour of any creditor a right in respect of a particular asset that is prior to the right of any other creditor in respect of such asset;

"**Maturity Date**" means: (a) with respect to each Series 1 Note issued hereunder, the date on which such Series 1 Notes will mature as specified in Subsection 2.2(d); (b) with respect to each Series 2 Note issued hereunder, the date on which such Series 2 Note will mature as specified in Subsection 2.3(e); and (c) with respect to each Series 3 Note issued hereunder, the date on which such Series 3 Note will mature as specified in Subsection 2.4(e);

"**Noteholder(s)**" or "**Holder(s)**" means, at any given time, the registered holder(s) of Notes at such time;

"**Noteholders' Request**" means an instrument, signed in one or more counterparts by the Holders of at least 50% in the aggregate principal amount of Notes of all series then outstanding (including the Trust if it then owns not less than 25% of such aggregate principal amount), requesting the Trustee to take some action or proceeding specified therein;

"**Notes**" means collectively, the Series 1 Notes, the Series 2 Notes and the Series 3 Notes or, if the context specifically admits of no other interpretation, the Notes of only one or two series;

"**Officer's Certificate**" means a certificate signed in the name of Holding Trust by the Holding Trust Trustee, or by any officer of Holding Trust or by any duly authorized officer of the Administrator;

"**person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

"**Redemption Amount**" has the meaning ascribed thereto in Section 3.1;

"**Redemption Date**" means, with respect to any Note to be redeemed hereunder, the date specified for the redemption of such Note in the Redemption Notice as set forth in Section 3.3;

"**Redemption Notice**" has the meaning ascribed thereto in Section 3.3;

"**Senior Indebtedness**" means all Indebtedness, liabilities and obligations of Holding Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or *pari passu* with the Indebtedness evidenced hereby;

"**Series 1 Notes**" means the Notes of Holding Trust of the first series authorized to be issued under this Indenture issued hereunder and for the time being outstanding;

"**Series 2 Notes**" means the Notes of Holding Trust of the second series authorized to be issued under this Indenture issued hereunder and for the time being outstanding;

"**Series 3 Notes**" means the Notes of Holding Trust of the third series authorized to be issued under this Indenture issued hereunder and for the time being outstanding;

"**Special Resolution**" has the meaning ascribed thereto in Section 9.14;

"**Successor**" has the meaning ascribed thereto in Section 8.1;

"**this Indenture**", "**herein**", "**hereby**", "**hereof**" and similar expressions mean or refer to this Note Indenture (including the Schedules hereto) and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "**Article**", "**section**", "**subsection**", "**paragraph**" and "**clause**" followed by numbers or letters mean and refer to the specified Article, section, subsection, paragraph or clause of this Indenture;

"**Trust**" means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

"**Trust Trustee**" means Computershare Trust Company of Canada, as the initial trustee of the Trust, or such other person as becomes the trustee of the Trust pursuant to the Declaration of Trust;;

"**Trustee**" means Computershare Trust Company of Canada, as Trustee under this Note Indenture or such other person as becomes the Trustee pursuant to this Indenture;

"**Trust Units**" means the units of interest in the Trust issued pursuant to the Declaration of Trust; and

"**Written Order**" or "**Written Request**" means a written order or request, respectively, signed in the name of Holding Trust by the Holding Trust Trustee or any officer of Holding Trust or by any duly authorized officer of the Administrator.

1.2 Meaning of "outstanding" for Certain Purposes

Every Note shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation, or until moneys for the payment thereof shall be set aside under Article 7, or until it shall have become void pursuant to Section 2.7. Where a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for all purposes, including, without limitation, the purpose of determining the aggregate principal amount of Notes outstanding.

1.3 Trust Provisions

The Trustee hereby accepts any and all trusts created or constituted for the purposes of such sections, agrees to perform the same upon the terms and conditions herein set forth and, to the extent any such terms and conditions conflict with any provisions of applicable law, such terms and conditions shall prevail to the extent that such provisions do not constitute provisions of public order.

1.4 Number and Gender

In this Indenture, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; and words importing a gender shall include the feminine, masculine and neuter genders.

1.5 Headings for Reference Only

The division of this Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture. Unless otherwise indicated, all references in this Indenture to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Indenture.

ARTICLE 2
THE NOTES

2.1 Notes Issuable in Series

The Notes may be issued in one or more of the series, as provided in Sections 2.2, 2.3 and 2.4. No additional series of Notes are authorized to be created or issued hereunder.

2.2 Designation, Terms and Form of Series 1 Notes

The first series of Notes authorized to be issued under this Indenture shall:

(a) consist of an unlimited aggregate principal amount thereof;

(b) be designated as "Series 1 Notes";

(c) with respect to each Series 1 Note, bear the date such Series 1 Note is issued;

(d) with respect to each Series 1 Note, be payable on demand and, in any event, mature on the 25th anniversary of the date of issuance of such Series 1 Note with the effect that, for greater certainty, Series 1 Notes issued on different dates will have correspondingly different Maturity Dates;

(e) be non-interest bearing until the Maturity Date thereof and thereafter bear interest from and including the date of demand in respect of each such Note at the rate of 6% per annum (with interest on overdue interest at the same rate), payable in monthly instalments in arrears on each Interest Payment Date;

(f) be unsecured debt obligations of Holding Trust;

(g) be issuable in denominations of at least $10 and integral multiples of $10 thereafter or in such other denominations as is authorized by the Holding Trust Trustee or the Administrator;

(h) be substantially in the form set out in Schedule "A" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the Holding Trust Trustee or officers of Holding Trust executing any Series 1 Notes may deem necessary or desirable, in their sole discretion;

(i) bear such distinguishing letters and numbers as the Trustee may approve; and

(j) be redeemable as provided in Article 3.

2.3 Designation, Terms and Form of Series 2 Notes

The second series of Notes authorized to be issued under this Indenture shall:

(a) consist of an unlimited aggregate principal amount thereof;

(b) be issuable at any time and from time to time exclusively to holders of Holding Trust Units in full or in partial payment of the redemption price of such Holding Trust Units for an aggregate principal amount on each such issuance equal to the aggregate redemption price so paid;

(c) be designated as "Series 2 Notes";

(d) with respect to each such Series 2 Note, bear the date such Series 2 Note is issued;

(e) with respect to each such Series 2 Note, mature on a date determined at the time of issuance by the Holding Trust Trustee, but not to exceed the fifth anniversary of the date of issuance of such Series 2 Note with the effect that for greater certainty, Series 2 Notes issued on different dates will have correspondingly different Maturity Dates;

(f) bear interest from and including the date of issuance of each such Note at a market rate of interest determined at the time of issuance by the Holding Trust Trustee (after as well as before maturity, default and judgement, with interest on overdue interest at such rate), payable in monthly instalments in arrears on each Interest Payment Date;

(g) be unsecured debt obligations of Holding Trust;

(h) be issuable in denominations of at least $10 and integral multiples of $10 thereafter or such other denominations as is authorized by the Holding Trust Trustee or the Administrator;

(i) be substantially in the form set out in Schedule "B" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the Holding Trust Trustee or officers of Holding Trust executing any

Series 2 Notes may deem necessary or desirable, in their sole discretion;

(j) bear such distinguishing letters and numbers as the Trustee may approve; and

(k) be redeemable as provided in Article 3.

2.4 Designation, Terms and Form of Series 3 Notes

The third series of Notes authorized to be issued under this Indenture shall:

(a) consist of an unlimited aggregate principal amount thereof;

(b) be issuable at any time and from time to time exclusively to holders of Series 1 Notes in full or in partial payment of the redemption price of such Series 1 Notes for an aggregate principal amount on each such issuance equal to the aggregate redemption price so paid;

(c) be designated as "Series 3 Notes";

(d) with respect to each such Series 3 Note, bear the date such Series 3 Note is issued;

(e) with respect to each such Series 3 Note, mature on the 25th anniversary of the date of issuance thereof, with the effect that, for greater certainty, Series 3 Notes issued on different dates will have correspondingly different Maturity Dates;

(f) bear interest from and including the date of issuance of each such Note at the market rate of interest determined at the time of issuance by the Holding Trust Trustee (after as well as before maturity, default and judgment, with interest on overdue interest at such rate), payable in monthly instalments in arrears on each Interest Payment Date;

(g) be unsecured debt obligations of Holding Trust;

(h) be issuable in denominations of at least $10 and integral multiples of $10 thereafter or in such other denominations as is authorized by the Holding Trust Trustee or the Administrator;

(i) be substantially in the form set out in Schedule "C" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as

the Holding Trust Trustee or officers of Holding Trust executing any Series 3 Notes may deem necessary or desirable, in their sole discretion;

(j) bear such distinguishing letters and numbers as the Trustee may approve; and

(k) be redeemable as provided in Article 3.

2.5 Payment of Principal

The principal of each Note will be payable on the Maturity Date of such Note in lawful money of Canada against the surrender of such Note by the registered Holder thereof at any of the places at which a register (including any branch register) is maintained pursuant to Section 2.14.

2.6 Interest

Each Note issued hereunder shall bear interest from and including the date of issuance thereof (except in the case of Series 1 Notes which shall bear interest from and including the Maturity Date) and from and including the last Interest Payment Date on which interest shall have been paid or made available for payment on such outstanding series of Notes, whichever shall be the later, to the earlier of:

(a) if called for redemption, the Redemption Date; and

(b) the Maturity Date thereof,

unless such payment is improperly withheld or refused upon due presentation and surrender thereof for payment on or after the appropriate date and prior to the setting aside of the appropriate amount pursuant to Article 7.

Wherever in this Indenture the payment of interest is referred to, such reference shall be deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable, and express mention of interest on amounts in default in any provisions hereof shall not be construed as excluding such interest in those provisions hereof where such express mention is not made

2.7 Prescription

The right of a Noteholder to exercise such Noteholder's rights under this Indenture with respect to a Note shall become void unless the Note is presented for payment within a period of six (6) years from the Maturity Date thereof, after which payment with respect to such Note shall be governed by the provisions of Article 7. Holding Trust shall have satisfied its obligations under each Note upon remittance to the Trustee for the account of the Holder of such Note upon redemption or at the

Maturity Date thereof of any and all consideration due hereunder in cash with respect to such Note, subject to and in accordance with the provisions of this Indenture. Such remittance shall for all purposes be deemed a payment to the Noteholder, and to such extent such Note shall thereafter not be considered as outstanding and the Noteholder shall have no right with respect to such Note, except to receive payment out of the moneys so paid and deposited upon surrender of the Note.

2.8 Issue of Series 1 Notes

Series 1 Notes, as issued from time to time, shall be executed by Holding Trust and, immediately after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered by the Trustee to or to the order of Holding Trust upon receipt by the Trustee of the following:

(a) a Written Order for the certification and delivery of such Series 1 Notes;

(b) an Officer's Certificate that, so far as is known to the persons signing the same, Holding Trust is not in default in the performance of any of its covenants herein contained and that Holding Trust has complied with the requirements of this Indenture in connection with the issue of the Series 1 Notes; and

(c) such Officer's Certificate, if any, as may be required by any provision of applicable indenture legislation in connection with the issue, certification and delivery of the Series 1 Notes.

2.9 Reservation and Issuance of Series 2 Notes

Series 2 Notes will be reserved by Holding Trust to be issued exclusively to holders of Holding Trust Units as full or part payment of the redemption price of Holding Trust Units at the times and in accordance with the terms of Article 6 of the Holding Declaration of Trust.

Upon the decision of the Holding Trust Trustee to pay all or part of the redemption price for Holding Trust Units in Series 2 Notes, Holding Trust shall forthwith execute the aggregate principal amount of Series 2 Notes required to satisfy all or such part of the redemption price for such Holding Trust Units in accordance with the terms hereof. Immediately after such execution, such Series 2 Notes shall be delivered to the Trustee and shall be certified by the Trustee and delivered by the Trustee to or to the order of Holding Trust upon receipt by the Trustee of the following:

(a) a Written Order for the certification and delivery of such Series 2 Notes;

(b) an Officer's Certificate that, so far as is known to the persons signing the same, Holding Trust is not in default in the performance of any of its covenants herein contained and that Holding Trust has complied with the requirements of this Indenture in connection with the issue of the Series 2 Notes; and

(c) such Officer's Certificate, if any, as may be required by any provision of applicable indenture legislation in connection with the issue, certification and delivery of Series 2 Notes.

For greater certainty, such execution, certification and delivery of Series 2 Notes may occur at any time and from time to time upon the redemption of Holding Trust Units pursuant to which the Holding Trust Trustee has decided to pay all or part of the redemption price thereof in Series 2 Notes.

2.10 Reservation and Issuance of Series 3 Notes

Series 3 Notes will be reserved by Holding Trust to be issued exclusively to holders of Series 1 Notes as full or part payment of the redemption price thereof at the times and in accordance with the terms of Article 3.

Upon the decision of the Holding Trust Trustee to pay all or part of the redemption price for Series 1 Notes in Series 3 Notes, Holding Trust shall forthwith execute the aggregate principal amount of Series 3 Notes required to satisfy all or such part of the redemption price for such Series 1 Notes in accordance with the terms hereof. Immediately after such execution, such Series 3 Notes shall be delivered to the Trustee and shall be certified by the Trustee and delivered by the Trustee to or to the order of Holding Trust upon receipt by the Trustee of the following:

(a) a Written Order for the certification and delivery of such Series 3 Notes;

(b) an Officer's Certificate that, so far as is known to the persons signing the same, Holding Trust is not in default in the performance of any of its covenants herein contained and that Holding Trust has complied with the requirements of this Indenture in connection with the issue of the Series 3 Notes; and

(c) such Officer's Certificate, if any, as may be required by any provision of applicable indenture legislation in connection with the issue, certification and delivery of Series 3 Notes.

For greater certainty, such execution, certification and delivery of Series 3 Notes may occur at any time and from time to time upon the redemption of Series 1

Notes pursuant to which the Holding Trust Trustee has decided to pay all or part of the redemption price thereof in Series 3 Notes.

2.11 Trustee's Reliance

The Trustee, prior to the certification of the Notes, shall not be bound to make any enquiry or investigation as to the correctness of the matters set forth in any of the opinions, certificates or other documents required by the provisions hereof. The Trustee may rely and shall be protected in acting upon any such opinions, certificates or other documents, but may in its discretion require additional evidence before acting or relying thereon. The Trustee shall have no duty or responsibility with respect to the use or application of any of the Notes so certified and delivered or of the proceeds thereof.

2.12 Execution of Notes

Notes shall be signed by the Holding Trust Trustee or an officer of Holding Trust holding office at the time of signing. The signatures of the Holding Trust Trustee or an officer of Holding Trust required on Notes may be printed or otherwise mechanically reproduced thereon and Notes so signed are as valid as if they had been signed manually. If a Note contains a printed or mechanically reproduced signature of a person, then Holding Trust may issue the Note even though the person has ceased to be the Holding Trust Trustee or an officer of Holding Trust and such Note is as valid as if the person were a Holding Trust Trustee or an officer of Holding Trust at the date of its issue.

2.13 Certification by the Trustee

No Note shall be issued or, if issued, shall be obligatory or entitle the Holder to the benefit hereof, until it has been certified by or on behalf of the Trustee substantially in the form of, in the case of Series 1 Notes, the certificate set out in Schedule "A" hereto, in the case of Series 2 Notes, the certificate set out in Schedule "B" hereto and, in the case of Series 3 Notes, the certificate set out in Schedule "C" hereto, or in some other form approved by the Trustee. Such certification by the Trustee upon any Note shall be conclusive evidence that the Note has been duly issued hereunder, is a valid obligation of Holding Trust and that the Holder is entitled to the benefit hereof.

The certificate of the Trustee on Notes issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Notes (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or of the proceeds thereof (other than disbursement of amounts received from Holding Trust in respect of the payment of interest or principal pursuant to the terms hereof).

2.14 Registration of Notes

Holding Trust shall cause to be kept by and at the principal corporate trust office of the Trustee in Calgary, Alberta, a central Notes register (or by such other registrar or registrars, if any, as Holding Trust with the approval of the Trustee may designate) and in such other place or places as Holding Trust with the approval of the Trustee may designate, branch registers, in which shall be entered the names and latest known addresses of the Noteholders of each series and the other particulars, prescribed by law, of the Notes held by them respectively and of all transfers of Notes. Such name registration shall be noted on the Notes by the Trustee or other registrar. No transfer of a Note shall be effective as against Holding Trust unless made on one of the appropriate registers and made by the registered Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee or other registrar may prescribe, and unless such transfer shall have been duly noted on such Note by the Trustee or other registrar.

The registers referred to in this Section shall at all reasonable times be open for inspection by Holding Trust, by the Trustee and by any Noteholder.

The Noteholder may at any time and from time to time have such Note transferred at any of the places at which a register is kept pursuant to the provisions of this Section and in accordance with such reasonable regulations as the Trustee may prescribe.

The Noteholder may at any time and from time to time have the registration of such Note transferred from the register in which the registration thereof appears to another register maintained in another place authorized for that purpose under the provisions of this Indenture upon payment of a reasonable fee to be fixed by the Trustee.

Neither Holding Trust nor the Trustee nor any registrar shall be required to transfer or exchange any Notes of a series on any Interest Payment Date with respect to such series of Notes and for a period of 10 days next preceding any such Interest Payment Date.

None of the Trustee or any registrar for any of the Notes or Holding Trust shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Note and may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

Except in the case of the central register required to be kept at Calgary, Holding Trust shall have the power at any time to close, with the prior approval of

the Trustee, any branch register upon which the registration of any Notes appears and in that event it shall transfer the records thereof to another existing register or to a new register and thereafter such Notes shall be deemed to be registered on such existing or new register, as the case may be. In the event that the register in any place is closed and the records transferred to a register kept in another place, notice of such change shall be given, in the manner provided in Section 12.1, to the Holders of the Notes registered in the register so closed and in addition the particulars of such change shall be recorded in the central register required to be kept in Calgary.

Every registrar shall, when requested to do so by Holding Trust or the Trustee, furnish Holding Trust or the Trustee, as the case may be, with a list of the names and addresses of the Noteholders showing the principal amounts and serial numbers of such Notes held by each Holder.

2.15 Person Entitled to Payment

The person in whose name any Notes shall be registered shall be deemed the owner thereof for all purposes of this Indenture and payment of or on account of the principal and accrued interest on such Notes shall be made only to or upon the order in writing of such Holder thereof and such payment shall be a good and sufficient discharge to the Trustee and any registrar and to Holding Trust and any paying agent for the amount so paid.

Unless waived by a Holder, as the pre-maturity interest on the Notes becomes payable (including interest payable at maturity or on redemption), Holding Trust, at least three Business Days prior to each Interest Payment Date, shall forward or cause to be forwarded by prepaid post (or in the event of mail service interruption by such other means as the Trustee and Holding Trust shall determine to be appropriate), to the Holder for the time being of each such Note, at such Holder's address appearing on the appropriate register hereinbefore mentioned, or in the case of joint Holders, to the one whose name appears first on such register, a cheque for such interest (less any tax required by law to be deducted) payable to the order of such Holder or Holders and negotiable at par at each of the places at which interest upon such Notes is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest on the Notes to the extent of the sums represented thereby (plus the amount of any tax deducted as aforesaid), unless such cheque be not paid on presentation; provided that, in the event of the non-receipt of such cheque by the Holder, or the loss or destruction thereof, Holding Trust, on being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it shall issue to such Holder a replacement cheque for the amount of such cheque.

The registered Holder for the time being of any Note shall be entitled to the principal and interest, if any, evidenced by such Note, free from all equities or rights

of set-off, compensation or counterclaim between Holding Trust and the original or any intermediate Holder thereof and all persons may act accordingly, and a transferee of a Note shall, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in such respect required by this Indenture or by any conditions contained in such Note or by law, be entitled to be entered on the appropriate register or on any one of the appropriate registers as the owner of such Note, free from all equities or rights of set-off, compensation or counterclaim between Holding Trust and such Holder's transferor or any previous Holder thereof, save in respect of equities of which Holding Trust is required to take notice by statute or by order of a court of competent jurisdiction.

Where Notes are registered in more than one name, the principal and interest, if any, from time to time payable in respect thereof in accordance with this Section 2.15 may be paid by cheque payable to the order of all such Holders, failing written instructions from them to the contrary, and such payment shall be a valid discharge to the Trustee and any registrar and to Holding Trust and any paying agent for the amount so paid.

2.16 Replacement of Notes

If any of the Notes shall become mutilated or defaced, or be lost, stolen or destroyed and in the absence of notice that such Notes have been acquired by a bona fide purchaser for value, Holding Trust shall issue and thereupon the Trustee shall certify and deliver a new Note of like date and tenor as the one mutilated, defaced, lost, stolen or destroyed in exchange for, in place of and upon cancellation of such mutilated or defaced Note or in lieu of and in substitution for such lost, stolen or destroyed Note and the new Note shall be in a form approved by the Trustee. The new Note shall be entitled to the benefit hereof and shall rank equally in accordance with its terms with all other Notes issued hereunder.

The applicant for the issue of a new Note shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to Holding Trust and the Trustee such evidence of ownership and of the loss, destruction or theft of the Note so lost, destroyed or stolen as shall be satisfactory to Holding Trust and the Trustee in their discretion and such applicant may also be required to furnish indemnity in amount and form satisfactory to Holding Trust and the Trustee in their discretion, and shall pay the reasonable charges of Holding Trust and the Trustee in connection therewith.

2.17 Exchange of Notes

Notes in any denomination may be exchanged at any time for Notes of the same aggregate principal amount in any other authorized denomination. Notes may be so exchanged at any of the places at which a register (including any branch

register) is maintained pursuant to Section 2.14 or other convenient place of delivery by Holding Trust and acceptable to the Trustee.

Holding Trust shall execute and the Trustee shall certify all Notes necessary to carry out exchanges pursuant to this Section 2.17. All Notes surrendered for exchange shall be cancelled.

The party requesting any exchange pursuant to this Section 2.17 shall, as a condition precedent to such exchange, reimburse the Trustee for any stamp or other security transfer tax or governmental charge required to be paid in respect of such exchange or the related issue of Notes and in addition a reasonable charge for its services for each Note exchanged or transferred and a reasonable charge for every Note issued upon such exchange or transfer, and payment of the said charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.18 Payment of Interest and Principal

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or otherwise, on account of any Note or any interest thereon, if any, shall be payable at the option of the Holder at any of the places at which the principal and interest, if any, of such Note are payable.

Whenever any payment of principal or interest to be made hereunder shall be stated to be due on a day which is not a Business Day in the place in which a Note is presented for payment, then the Noteholder shall not be entitled to payment of the amount due in such place until the next succeeding Business Day in that place and will not be entitled to interest or other payment in respect of such delay.

2.19 Rank and Subordination

The Notes certified and issued under this Indenture rank *pari passu* with one another. The Notes within each series certified and issued under this Indenture rank *pari passu* with one another in accordance to their tenor without discrimination, preference or priority, provided, however, that principal and interest, if any, may, prior to any accelerated payment thereof pursuant to Section 6.2 upon the occurrence of an Event of Default, be payable at different times for each series of Notes and, in the case of Series 2 Notes and Series 3 Notes, Series 2 Notes and Series 3 Notes issued at different times in accordance with the tenor of all series of Notes and of Series 2 Notes and Series 3 Notes issued at different times. The payment of the principal and interest, if any, on the Notes is expressly subordinated to the prior payment in full of Senior Indebtedness, as provided in Article 4.

ARTICLE 3
REDEMPTION, PURCHASE AND CANCELLATION

3.1 Redemption of Notes; Notice to Trustee

Holding Trust shall have the right, at its option, to redeem either in whole at any time or in part from time to time Notes outstanding hereunder on such date as the Holding Trust Trustee determines, in its sole discretion, before the Maturity Date(s) thereof upon payment in lawful money of Canada of an amount equal to the principal amount of Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date, if any, (the "**Redemption Amount**"), provided however, that in the case of Series 1 Notes called for redemption by Holding Trust, the Holding Trust Trustee has the right, in its sole discretion, to elect to issue Series 3 Notes in whole or in part payment of the Redemption Amount payable for such Series 1 Notes called for redemption.

The election of Holding Trust to redeem any Notes shall be evidenced by a resolution of the Holding Trust Trustee adopted no more than 60 days prior to the Redemption Date. In case of any redemption at the election of Holding Trust of less than all of the Notes, Holding Trust shall, at least 30 days prior to the Redemption Date (unless a shorter notice shall be satisfactory to the Trustee) notify the Trustee of such Redemption Date and of the principal amount of Notes to be redeemed, the Redemption Amount, and in the case of the redemption of Series 1 Notes, the amount (if any) of the Redemption Amount which is to be satisfied by the issuance and delivery of Series 3 Notes.

3.2 Places of Payment

The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at any of the places where a register (including any branch register) is maintained pursuant to Section 2.14 and at any other places specified in the notice of redemption.

3.3 Notice of Redemption

Notice of redemption of Notes of any series shall be given to Holders of the series of Notes called for redemption at least 10 days prior to the Redemption Date (the "**Redemption Notice**") substantially in the form set forth in Schedule "D" hereof and in the manner provided in Section 12.1. Such Redemption Notice shall be irrevocable and shall specify:

(a) the aggregate principal amount of Notes called for redemption;

(b) the Redemption Date;

(c) the Redemption Amount;

(d) the places of payment;

(e) in the case of redemption of Series I Notes, the amount (if any) of the Redemption Amount which is to be satisfied by the issuance and delivery of Series 3 Notes;

(f) if less than all outstanding Notes are to be redeemed, the identification (and in the case of partial redemption, the respective principal amounts) of the Notes to be redeemed; and

(g) a statement that, subject to Section 3.4, interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date.

3.4 Notes Due on Redemption Date

Upon a Redemption Notice being given in accordance with Section 3.3, the Redemption Amount with respect to the Notes so to be redeemed shall be and become due and payable on the Redemption Date specified in such notice and with the same effect as if it were the Maturity Date of such Notes, the provisions hereof or of any such Notes notwithstanding, and, from and after such Redemption Date, interest shall cease in respect of those Notes being redeemed, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the places specified in Section 3.2 on or after the Redemption Date and prior to the setting aside of the Redemption Amount pursuant to Article 7.

3.5 Deposit of Redemption Monies

Upon Notes being called for redemption as provided for in Section 3.3 hereof, Holding Trust shall deposit with the Trustee or any paying agent to the order of the Trustee or for the account of the Trustee, on or prior to the Redemption Date specified in the Redemption Notice, such sums (and/or, if applicable, certificates representing Series 3 Notes) as are sufficient to pay the Redemption Amount of the Notes which are to be redeemed on such Redemption Date (less any tax required to be deducted, if any). The Trustee shall pay or cause to be paid to the Holders, upon surrender of the Notes, the Redemption Amount thereof from the sums (and/or Series 3 Note certificates, if applicable) so deposited.

3.6 Failure to Surrender Notes Called for Redemption

If the Holder of any Notes called for redemption in accordance with Section 3.3 should, within 30 days from the Redemption Date, fail to surrender any of such Notes or fail within such time to (a) accept payment of the Redemption Amount payable in respect thereof or (b) give such receipt therefor, if any, as the Trustee may require, such Redemption Amount shall be set aside in trust for such Holder, in accordance with Article 7 and Section 11.5, and such setting aside shall

for all purposes be deemed a payment to the Noteholder of the sum and, if applicable, the Series 3 Notes so set aside, and, to that extent, such Notes shall thereafter not be considered as outstanding hereunder and the Noteholder shall have no right, as of the Redemption Date, except to receive payment out of the moneys (and/or Series 3 Note certificates, if applicable) so paid and, upon surrender of its Notes, without interest thereon.

3.7 Less than all Notes Redeemed

If less than all of the Notes outstanding of a particular series are to be redeemed, each Holder of Notes of such series shall have a proportion of the Notes of such series held by such Holder redeemed equal to the proportion which the aggregate principal amount of Notes of such series to be redeemed is to the aggregate principal amount of all Notes of such series outstanding at such time, rounded up to the next whole multiple of $10 of principal amount of Notes of such series held by such Noteholder.

3.8 Purchase of Notes

Holding Trust may purchase all or any of the Notes in the open market or by tender or by private contract at a price determined by the Holding Trust Trustee in compliance with applicable laws.

If, upon an invitation for tenders, more Notes than Holding Trust is prepared to accept are tendered at the same lowest price, the Notes to be purchased by Holding Trust will be selected by the Holding Trust Trustee in such manner as the Holding Trust Trustee may deem equitable, from the Notes tendered by each tendering Noteholders who tendered at such lowest price. For this purpose, the Holding Trust Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders and notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only. The Holder of any Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, a new Note for the unpurchased part so surrendered and the Trustee shall certify and deliver such new Note upon receipt of the Note so surrendered.

3.9 Cancellation of Purchased Notes

All Notes redeemed or purchased in whole or in part pursuant to this Article 3 shall be forthwith delivered to and cancelled by the Trustee and may not be reissued or resold and no Notes shall be issued in substitution therefor.

ARTICLE 4
SUBORDINATION TO SENIOR INDEBTEDNESS

4.1 Agreement to Subordinate

Holding Trust covenants and agrees, and each Noteholder, by its acceptance thereof, likewise agrees, (i) that the payment of the principal and of any interest on the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment of the prior payment in full of all Senior Indebtedness, and (ii) that any and all Liens now or hereinafter held by the Trustee or the Noteholders (or on their behalf) in connection with the indebtedness of Holding Trust under the Notes or any part thereof, as well as all of the rights, remedies and recourses which now are or may hereafter be granted to the Trustee or the Noteholders in connection therewith are hereby and shall hereafter be completely subordinated to any and all Liens now or hereafter held by the holders of all Senior Indebtedness (or on their behalf) securing the Senior Indebtedness or any part thereof, notwithstanding any ranking that might otherwise be established by law resulting from the nature of the Lien which now is or may be created in connection with the indebtedness of Holding Trust under the Notes or the Senior Indebtedness or the date or time of execution, issue, delivery registration, filing, notification, publication or perfection of any deed, document, application for registration, notice, or otherwise howsoever.

Without prejudice to the rights of any other holder of Senior Indebtedness not having done so, the benefit of this Article 4 and of any other provision hereof and of the Notes relating to the subordination and postponement thereof may be accepted at any time by or on behalf of any other holder of Senior Indebtedness by written notice to the Trustee.

4.2 Distribution on Insolvency or Liquidation

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Holding Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation or termination or other winding-up of Holding Trust:

(a) the holders of all Senior Indebtedness will first be entitled to receive payment in full of the principal thereof, premium or penalty (or any other amount payable under such Senior Indebtedness), if any, and interest due thereon, before the Noteholders are entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in respect of any of the Notes;

(b) any payment by, or distribution of assets of, Holding Trust of any kind or character, whether in cash, property or securities (other than securities of Holding Trust or any other person provided for by a plan

of reorganization or readjustment the payment of which is subordinate at least to the extent provided in this Article 4 with respect to the Notes, to the payment of all Senior Indebtedness, provided that (i) the Senior Indebtedness is assumed by the new person, if any, resulting from such reorganization or readjustment and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of Senior Indebtedness are not altered adversely by such reorganization or readjustment) to which the Noteholders or the Trustee would be entitled, except for the provisions of this Article 4, will be paid or delivered by the person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a receiver manager, a liquidator or otherwise, directly to the holders of Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, rateably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness; and

(c) subject to Section 4.4, if, notwithstanding the foregoing, any payment by, or distribution of assets of, Holding Trust of any kind or character, whether in cash, property or securities (other than securities of Holding Trust as reorganized or readjusted or securities of Holding Trust or any other person provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this Article 4 with respect to the Notes, to the payment of all Senior Indebtedness, provided that (i) the Senior Indebtedness is assumed by the new person, if any, resulting from such organization or readjustment and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of Senior Indebtedness are not altered adversely by such reorganization or readjustment), is received by the Trustee or the Noteholders before all Senior Indebtedness is paid in full, such payment or distribution will be held in trust for the benefit of, and will be paid over to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued,

rateably as aforesaid, for application to the payment of all Senior Indebtedness remaining unpaid until such Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness.

4.3 Subrogation of Notes

Subject to the payment in full of all Senior Indebtedness, the Noteholders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions of assets of Holding Trust in respect of and on account of Senior Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Noteholders, but for the provisions of this Article 4, until the principal of and interest on, if any, the Notes shall be paid in full. No payment or distribution of assets of Holding Trust to the Noteholders which would be payable or distributable to the holders of Senior Indebtedness pursuant to this Article 4 shall, as among Holding Trust, its creditors (other than the holders of Senior Indebtedness) and the Noteholders, be deemed to be a payment by Holding Trust to or on account of the Noteholders, it being understood that the provisions of this Article 4 are, and are intended, solely for the purpose of defining the relative rights of the Noteholders, on the one hand, and the holders of the Senior Indebtedness, on the other hand. Nothing contained in this Article 4 or elsewhere in this Indenture or in the Notes is intended to or shall impair, as between Holding Trust and its creditors (other than the holders of Senior Indebtedness and the Noteholders), the obligation of Holding Trust, which is unconditional and absolute, to pay to the Noteholders the principal of and interest on, if any, the Notes, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Noteholders and the creditors of Holding Trust, other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Notes from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 4, of the holders of Senior Indebtedness upon the exercise of any such remedy.

4.4 No Set-Off

Each of Holding Trust and the Trustee agree, and each Holder of a Note, by his acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and the interest on the Notes at any time when any payment of, or in respect of, such amounts to the Trustee or the Holders is prohibited by this Article 4 or is otherwise required to be paid to the holders of Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear.

4.5 No Payment to Noteholders if Maturity of or Event of Default under the Senior Indebtedness

(a) Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter otherwise provided in Subsection 4.5(c), all principal of and premium or penalty (or any other amounts payable under such Senior Indebtedness), if any, and interest on all such matured Senior Indebtedness shall first be paid in full or shall first have been duly provided for, before any payment on account of principal of and interest on, if any, the Notes is made.

(b) Except as hereinafter otherwise provided in Subsection 4.5(c), Holding Trust shall not make any payment, and the Noteholders shall not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by compensation, set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of the indebtedness represented by the Notes (i) in a manner inconsistent with the terms (as they exist on the date hereof) of this Indenture or of the Notes, or (ii) at any time when a default or an event of default, as defined or described in any Senior Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof, has occurred under Senior Indebtedness having an outstanding principal amount of $10 million or more and is continuing and notice of such default or event of default has been given by or on behalf of the holders of Senior Indebtedness to Holding Trust and the Trustee, in each case, unless and until such Senior Indebtedness shall have been paid and satisfied in full, or unless and until such default or event of default shall have been cured or waived or shall have ceased to exist in accordance with the provisions of such Senior Indebtedness.

(c) For greater certainty but without limiting the generality of the foregoing, this Section 4.4 shall not be construed so as to prevent the Trustee from receiving and retaining any payments on account of Notes which are made (i) in a manner that is consistent with the terms of this Indenture or of the Notes and (ii) at any time when no default or event of default, as defined or described in any Senior Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof, has occurred and is continuing and in respect of which notice has not been given by or on behalf of the holders of Senior Indebtedness to Holding Trust.

(d) The fact that any payment which is required to be made pursuant to this Indenture or the Notes is prohibited by this Section 4.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

4.6 Authorization of Noteholders to Trustee to Effect Subordination

Each Holder of Notes, by his acceptance thereof, authorizes and directs the Trustee, on his behalf, to take such action as may be necessary or appropriate to effect the subordination provided for in this Article 4 and appoints the Trustee his attorney-in-fact for any and all such purposes.

4.7 Knowledge of Trustee

Notwithstanding the provisions of this Article 4, the Trustee will not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from Holding Trust, any Noteholder or any holder or representative of any class of Senior Indebtedness or on its behalf.

4.8 Trustee May Hold Senior Indebtedness

The Trustee is entitled to all the rights set forth in this Article 4 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Trustee of any of its rights as such holder.

4.9 Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of Holding Trust or by any non-compliance by Holding Trust with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

4.10 Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with Holding Trust, all without notice to or consent of the Noteholders or the Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Noteholders or the Trustee.

4.11 Additional Indebtedness

This Indenture does not restrict Holding Trust from incurring additional Indebtedness or granting Liens on its properties to secure any Indebtedness.

4.12 Amendments to Article 4

Each of Holding Trust and the Trustee agrees, and each Holder of a Note, by his acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Notes, including this Article and the definition of Senior Indebtedness, which materially prejudice the rights of the holders of Senior Indebtedness under this Article 4 without the consent of each holder of Senior Indebtedness (other than trade creditors), or their representative or the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued.

ARTICLE 5
COVENANTS OF HOLDING TRUST

5.1 General Covenants

Holding Trust covenants with the Trustee that so long as any of the Notes remain outstanding:

(a) subject to Article 4, it will well, duly and punctually pay or cause to be paid to every Noteholder, or to the Trustee on behalf of every Noteholder, all principal thereof and accrued interest, if any, on the Notes, at the dates and places, in the currency and in the manner mentioned herein and in the Notes;

(b) it will carry on and conduct, and will cause to be carried on and conducted, its business in a proper and efficient manner and do or cause to be done all things necessary to preserve and keep in full force and effect its existence as a trust, provided that Holding Trust may cease to operate any business, premises, property or operations or dispose of or allow to lapse any of its rights or franchises if, in the opinion of Holding Trust, it would be advisable and in the best interests of Holding Trust to do so; but Holding Trust may not cease to operate or dispose of all or substantially all of its undertaking or assets, except in accordance with Article 8, and it will keep or cause to be kept proper books of account, and will if and whenever required in writing by the Trustee, forthwith file with the Trustee copies of all annual and periodic reports of Holding Trust furnished to its unitholders after the date hereof, and at all reasonable times it will furnish or cause to be furnished to the Trustee or its duly authorized agent or attorney such

information relating to its business as the Trustee may reasonably require;

(c) it will annually, within 90 days of the end of each fiscal year of Holding Trust, deliver to the Trustee (i) an Officer's Certificate confirming that it has complied with all requirements contained in this Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default, or, if there has been any failure to comply, giving particulars thereof and (ii) audited consolidated financial statements for the previous fiscal year;

(d) provide to the Trustee unaudited quarterly financial statements within 60 days of each fiscal quarter end;

(e) subject to Article 4, in order to prevent any accumulation after maturity of unpaid interest, it will not, except with the approval of the Noteholders expressed by Special Resolution, directly or indirectly extend or assent to the extension of time for payment of any interest payable hereunder or be a party to or approve any such arrangement by funding any of such interest or in any other manner. In case the time for payment of any such interest shall be so extended, whether for a definite period or otherwise, such interest shall not be entitled in case of default hereunder to the benefit of this Indenture, except subject to the prior payment in full of the principal of all Notes then outstanding and of all interest on such Notes, the payment of which has not been so extended;

(f) it will, forthwith upon becoming aware of, or being notified by the holders of Senior Indebtedness as contemplated in Subsection 4.5(b) of any default or event of default, notify the Trustee of such default or event of default; and

(g) generally, it will well, duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture.

5.2 Trustee's Remuneration and Expenses

Holding Trust will cause to be paid to the Trustee from time to time such reasonable remuneration for its services hereunder as shall be negotiated by the Holding Trust Trustee and the Trustee, and Holding Trust will cause reimbursement to be provided to the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the execution of its rights, powers, duties and obligations hereunder and in the administration or execution of the trusts hereby created (including the reasonable compensation and

the disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise from the negligence or wilful misconduct of the Trustee. Any amount due under this Section and unpaid 30 days after a request for such payment shall bear interest at the then current rate charged by the Trustee. After default all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Trustee in priority to the principal of and interest on, if any, the Notes.

5.3 Trustee to Give Notice of Default

The Trustee shall give to Holding Trust and the Noteholders in the manner provided in Section 12.1 promptly after the Trustee becomes aware of any default in writing (as provided in Section 11.1) on the part of Holding Trust in the performance of any covenant or condition herein or of the occurrence of any Event of Default, notice of every such default or Event of Default, as the case may be.

5.4 Performance of Covenants by Trustee

If Holding Trust shall fail to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but shall be under no obligation to do so. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 5.2. No such performance or advance by the Trustee shall be deemed to relieve Holding Trust of a default hereunder.

ARTICLE 6
DEFAULT AND ENFORCEMENT

6.1 Events of Default

Each of the following events is herein referred to as an "**Event of Default**":

(a) if default is made in the payment of any principal due on any of the Notes of any series when the same becomes due under any provision hereof or of the Notes as required hereunder and such default shall have continued for a period of 10 Business Days; or

(b) if default is made in the payment of any interest due on any of the Notes and such default shall have continued for a period of 15 Business Days; or

(c) if default is made in the performance or breach by Holding Trust of any other covenant or agreement under the provisions of the Notes or this Indenture which shall continue for 30 days after written notice

specifying such default and requiring such default to be remedied shall have been given to Holding Trust by the Trustee; or

(d) if there occurs with respect to any issue or issues of Indebtedness of Holding Trust having an outstanding principal amount of $10 million or more an event of default that has caused the holder thereof to dec`lare such Indebtedness to be due and payable prior to its maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; or

(e) if a proceeding or action shall be commenced against Holding Trust, except in the course of carrying out, or pursuant to, a transaction which is permitted by Article 8, in any court of competent jurisdiction, seeking (i) its reorganization, liquidation, termination or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a receiver, custodian, liquidator or the like of Holding Trust or all or any substantial part of its property, or (iii) similar relief in respect of Holding Trust under any law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, and such proceeding or action shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days, or an order for relief against Holding Trust shall be entered in an involuntary case under the Bankruptcy Act; or

(f) if Holding Trust shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, examiner, liquidator or the like of itself or of all or any substantial part of its property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the Bankruptcy Act or any other similar foreign statute, (iv) institute any proceeding or file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, termination, winding-up or composition or readjustment of debts, (v) fail to contest in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Act or any other similar foreign statute, or (vi) take any action for the purpose of effecting any of the foregoing; or

(g) if a creditor shall have taken possession of all or substantially all of the assets of Holding Trust.

6.2 Acceleration on Default

In case of any Event of Default that has occurred and is continuing, the Trustee may in its discretion and shall, if so directed by a Special Resolution, subject to the provisions of 6.3, declare the principal of and interest on, if any, all Notes then outstanding and all other moneys payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee on written demand, anything therein or herein to the contrary notwithstanding. Subject to Article 4, Holding Trust shall in either case forthwith pay to the Trustee for the benefit of the Noteholders the principal of and accrued and unpaid interest on, if any, such Notes and all other moneys payable hereunder, together with subsequent interest thereon at the rate borne by the Notes from the date of such declaration until the date payment is received by the Trustee, such subsequent interest to be payable at the times and places and according to the tenor of the Notes. Such payment when made shall be deemed to have been made in discharge of Holding Trust's obligations hereunder and any moneys so received by the Trustee shall be applied in the manner provided in Section 6.6.

6.3 Waiver of Default or Breach

In case any Event of Default hereunder has occurred:

(a) the Holders of not less than 66 2/3% in principal amount of the Notes then outstanding shall have the power (in addition to and subject to the powers exercisable by Special Resolution) to instruct the Trustee to waive the default and/or to annul any declaration and/or demand made by the Trustee pursuant to Section 6.2 and the Trustee shall thereupon waive the default and/or annul such declaration and/or demand upon such terms and conditions as such Noteholders may prescribe; and

(b) the Trustee, so long as it has not become bound to institute any proceedings hereunder, shall have power to waive the default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to annul any such declaration and/or demand therefor, made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable,

provided, however, that no act or omission of the Trustee or the Noteholders shall extend to or be taken in any manner whatsoever to affect any subsequent default or the rights resulting therefrom. The Trustee may waive or authorize any breach or proposed breach of any of the terms, conditions or provisions of this Indenture or the Notes if, in the opinion of the Trustee, such

breach or proposed breach is not materially prejudicial to the interests of the Noteholders.

6.4 Proceedings by the Trustee

Whenever any Event of Default hereunder has occurred and is continuing, but subject to the provisions of Article 4 and Section 6.3 and to the provisions of any Special Resolution:

(a) the Trustee, in the exercise of its discretion and without further notice, may proceed to enforce the rights of the Trustee and the Noteholders by any action, suit, remedy or proceeding authorized or permitted by law or by equity and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Holders lodged in any bankruptcy, termination or other proceedings relative to Holding Trust; and

(b) if so directed by a Special Resolution and, upon being indemnified to its satisfaction as provided in Section 11.2, the Trustee shall exercise or take such one or more of such remedies as the Special Resolution may direct or, if such Special Resolution contains no direction, as the Trustee may deem expedient.

No delay or omission of the Trustee or of the Noteholders to exercise any remedy referred to in this paragraph shall impair any such remedy or shall be construed to be a waiver of any default hereunder or acquiescence therein.

Holding Trust shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Indenture.

No such remedy for the enforcement of the rights of the Trustee or of the Noteholders shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

Upon the exercise or taking by the Trustee of any such remedies, whether or not a declaration and demand have been made pursuant to Section 6.2, the principal and interest on, if any, all Notes and other moneys payable under Section 6.2 shall forthwith become due and payable to the Trustee as though such a declaration and a demand therefor had actually been made.

All rights of action hereunder may be enforced by the Trustee, without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto.

6.5 Suits by Noteholders

No Holder of any Note shall have the right to institute any action or proceedings or to exercise any other remedy authorized by this Indenture for the purpose of enforcing any right hereunder or under any Note or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under any bankruptcy legislation or to have Holding Trust terminated or to file or prove a claim in any liquidation or bankruptcy proceedings, unless a Special Resolution and indemnity referred to in Section 11.2 have been tendered to the Trustee and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, any Noteholder acting on behalf of himself and all other Noteholders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under Section 6.4. No one or more Noteholders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action, or to enforce any right hereunder or under any Note, except subject to the conditions and in the manner herein provided, and all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Noteholders.

6.6 Application of Moneys Received by Trustee

Except as otherwise herein provided, the moneys arising from any enforcement hereof shall be held in trust by the Trustee and applied, together with any other moneys then or thereafter in the hands of the Trustee available for the purpose, as follows:

(a) first, in payment or reimbursement to the Trustee of the reasonable remuneration, expenses, disbursements and advances of the Trustee earned, incurred or made in the execution of its obligations and responsibilities hereunder and in the administration or execution of any trusts hereunder or otherwise in relation to this Indenture with interest thereon as herein provided;

(b) thereafter in or towards payment rateably and proportionately firstly of the principal of the Notes, secondly of the accrued and unpaid interest on the Notes and thirdly of the other moneys payable hereunder, unless the order or priority of payment shall be otherwise directed by Special Resolution and, in that case, in such order or priority as between such principal and interest as may be directed by such Special Resolution; and

(c) lastly, the surplus (if any) of such moneys shall be paid to Holding Trust or its assigns, unless otherwise required by law.

6.7 Distribution of Proceeds

Payments to Holders pursuant to Section 6.6 shall be made as follows:

(a) at least 10 days' notice of every such payment shall be given in the manner provided in Section 12.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal, interest and any other moneys payable hereunder;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice, any such Note thereby paid in full shall be surrendered and otherwise such payment shall be recorded by endorsement thereon; but the Trustee may in its discretion dispense with presentation and surrender in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice, unless such Note be duly presented on or after the date so specified and payment of such amount be not made; and

(d) the Trustee shall not be required to make any interim payment to Noteholders, unless the moneys in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in Subsection 6.6(a), exceed 5% of the principal amount of the Notes.

6.8 Immunity of Holding Trust Trustee, etc.

The Noteholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future settlor, the Holding Trust Trustee (in its personal capacity and not as trustee), holder of Holding Trust Units or officer, employee or agent of Holding Trust for the payment of the principal or interest on any of the Notes or on any covenant, agreement, representation or warranty by Holding Trust herein or in the Notes contained; provided, however, that nothing in this Section 6.8 shall prevent recourse to and the enforcement of liability of any such settlor, Holding Trust Trustee, holder of Holding Trust Units, officer, employee or agent of Holding Trust based upon the wilful misconduct or fraud of such settlor, Holding Trust Trustee, holder of Holding Trust Units, officer, employee or agent.

6.9 Remedies Cumulative

Each and every remedy herein conferred upon or reserved to the Trustee, or upon or to the Noteholders, shall, to the extent permitted by law, be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

6.10 Judgment Against Holding Trust

Holding Trust covenants and agrees with the Trustee that, in case of any proceedings to obtain judgment for the principal of or interest on, if any, the Notes, judgment may be rendered against it in favour of the Noteholders hereunder, or in favour of the Trustee, as trustee for all the Noteholders, for any amount which may remain due in respect of the Notes and interest thereon and any other moneys payable hereunder by Holding Trust.

ARTICLE 7
SATISFACTION AND DISCHARGE

7.1 Payment of Principal Amount

The principal amount and any interest due upon maturity of any Note outstanding shall be paid by Holding Trust to the Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at any principal office of the Trustee in Calgary.

7.2 Cancellation and Destruction

All Notes shall forthwith after full payment thereof be delivered to the Trustee or to a person appointed by it or by Holding Trust with the approval of the Trustee and cancelled. All Notes cancelled or required to be cancelled under this or any other provision of this Indenture may be destroyed by or under the direction of the Trustee (in the presence of a representative of Holding Trust, if Holding Trust shall so require) and the Trustee shall prepare and retain a certificate of such destruction and deliver a duplicate thereof to Holding Trust.

7.3 Non-Presentation of Notes

In case the Holder of any Note should fail to present the same for payment on the date on which the principal thereon or represented thereby becomes payable at maturity or otherwise or should fail to accept payment on account thereof or give such receipt therefor, as may be required by the Trustee:

(a) Holding Trust shall be entitled to pay to the Trustee and direct it to set aside; or

(b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment of the Notes, Holding Trust shall be entitled to direct the Trustee to set aside,

the principal and interest in trust to be paid without interest to the Holder of such Note, upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal and interest payable on or represented by each Note in respect whereof such moneys have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof, except that of receiving payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 7.4.

7.4 Repayment of Unclaimed Moneys to Holding Trust

Any moneys in the hands of the Trustee and set aside under Section 7.3 and not claimed by and paid or delivered as provided in Section 7.3 to Holders of Notes within six (6) years after the date of such setting aside shall be repaid to Holding Trust by the Trustee on demand or otherwise as required by the provisions of applicable laws of public order, and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the Holders of the Notes in respect of which such moneys were so repaid or delivered to Holding Trust shall have no rights in respect thereof, except to obtain payment of the moneys due thereon from Holding Trust.

7.5 Release from Covenants

Upon Written Request and proof being given to the reasonable satisfaction of the Trustee that the principal of all the Notes and interest thereon, if any, and other moneys payable hereunder have been paid or satisfied, or that all the outstanding Notes having matured, such payments have been duly and effectually provided for by payment to the Trustee or otherwise and upon payment of all costs, charges and expenses properly incurred by the Trustee in relation to these presents and all interest thereon and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the request and at the expense of Holding Trust, execute and deliver to Holding Trust such deeds or other instruments as shall be requisite to release Holding Trust from the terms of the Indenture and the Notes, except those terms of the Indenture relating to the indemnification of the Trustee.

ARTICLE 8
CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

8.1 Certain Requirements in Respect of Merger, etc.

Holding Trust shall not enter into any transaction (whether by way of merger, consolidation, reorganization, lease, sale, conveyance, transfer, or otherwise) whereby all or substantially all of its undertaking or assets would become the property of any other person as long as any Notes are outstanding or may be issued pursuant to the Holding Trust Declaration of Trust (other than pursuant to arrangements for the giving of collateral in respect of a debt made in good faith), unless:

(a) such other person (herein called the "Successor") is a trust, partnership or corporation constituted under the laws of a province of Canada or the laws of Canada;

(b) the Successor executes, prior to the consummation of such transaction, such indenture supplemental hereto and other instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel necessary or advisable to evidence the assumption by the Successor of the liability for the due and punctual payment of all the Notes and the interest thereon, if any, and all other moneys payable hereunder and the covenant of such Successor to pay the same and its agreement to observe and perform all the covenants and obligations of Holding Trust under this Indenture, the Notes;

(c) such transaction is to the satisfaction of the Trustee and in the opinion of Counsel upon such terms as substantially to preserve and not to impair any of the rights and powers of the Trustee and of the Noteholders hereunder; and

(d) at the time of or immediately after the consummation of such transaction, no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an Event of Default hereunder.

8.2 Vesting of Powers in Successor

Upon satisfaction of the conditions of Section 8.1, the Successor shall succeed to and be substituted for Holding Trust with the same effect as if the Successor had been named herein and the Successor shall possess and from time to time may exercise each and every right and power of Holding Trust under this Indenture in the name of Holding Trust or otherwise and any act or proceeding by any provisions of this Indenture required to be done or performed by any trustees or

officers of Holding Trust may be done and performed with like force and effect by the like trustees (if any), directors (if any) or officers of such Successor.

8.3 Execution of Supplemental Indenture

Upon being satisfied that the conditions of Section 8.1 have been duly observed and performed, the Trustee shall execute any supplemental indenture required, as provided in Article 10.

ARTICLE 9
MEETINGS OF NOTEHOLDERS

9.1 Right to Convene Meeting

The Trustee shall have power at any time to call meetings of the Noteholders at such time and place as the Trustee may determine. Noteholders or the Holding Trust Trustee may, by Noteholders' Request or Written Request, respectively, requisition the Trustee to call a meeting of the Noteholders for the purposes stated in the requisition. The requisition shall state in reasonable detail the business to be transacted at the meeting and shall be sent to the Trustee at the head office of Holding Trust. Upon receiving the requisition, the Trustee shall call a meeting of Noteholders to transact the business referred to in the requisition, unless:

(a) a record date for a meeting of the Noteholders has been fixed;

(b) the Trustee has called a meeting of the Noteholders and has given notice thereof pursuant to Section 9.2; or

(c) in connection with the business as stated in the requisition:

(i) the requisition is not submitted to the Trustee at least 90 days before the date of the next scheduled meeting, if any, of the Noteholders;

(ii) it clearly appears that the matter covered by the requisition is submitted by the Noteholders primarily for the purpose of enforcing a personal claim or redressing a personal grievance against Holding Trust, the Trustee, the Holding Trust Trustee, the officers of Holding Trust or the holders of Holding Trust Units, or primarily for the purpose of promoting general economic, political, religious, social or similar causes;

(iii) the Trustee, at one or more Noteholders' request, included a matter covered by a requisition on an order of business relating to a meeting of Noteholders held within two years preceding

the receipt of such request and such Noteholders failed to present the matter, in person or by proxy, at the meeting;

(iv) substantially the same matter covered by the requisition was submitted to Noteholders at a meeting of Noteholders held within two years preceding the receipt of the Noteholders' request and the matter covered by the requisition was defeated; or

(v) the rights conferred by this Section 9.1 are being abused to secure publicity.

If the Trustee does not within 21 days after receiving the requisition call a meeting, any Noteholders who signed the requisition or the Holding Trust Trustee may call the meeting in accordance with the provisions of Sections 9.2 and 9.9, *mutatis mutandis*. If there shall be no Trustee, Holding Trust shall promptly appoint a successor Trustee in the manner provided in Section 11.9.

9.2 Notice of Meeting of Noteholders

Notice of all meetings of the Noteholders shall be mailed or delivered by the Trustee to each Noteholder and the Holding Trust Trustee in the manner provided in Section 12.1 and to the auditors of the Holding Trust not less than 21 nor more than 50 days (or within such other delays as required by law) before the meeting but may be waived in writing by any Noteholders either before or after such meeting. The attendance of a Noteholder at a meeting shall constitute a waiver of notice of such meeting except where a Noteholder attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Notice of any meeting of the Noteholders shall state the purposes of the meeting.

9.3 Quorum

A quorum for any meeting of Noteholders shall be individuals present not being less than one in number and being Noteholders or representing by proxy Noteholders who hold in the aggregate not less than 25% in principal amount of the Notes then outstanding of all series.

If a quorum of the Noteholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Noteholders on a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a business day in the place where the meeting is to be held, in which case it shall be adjourned to the next following business day in such place) at the same time and place. At the adjourned meeting the Noteholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally

convened, notwithstanding that they may not represent 25% of the principal amount of the Notes then outstanding.

9.4 Chairman

An individual, who need not be a Noteholder, nominated in writing by the Trustee shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Noteholders present in person or by proxy shall choose an individual present to be chairman.

9.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Noteholders is present may with the consent of the Holders of a majority in principal amount of Notes represented thereat and voting thereon adjourn any such meeting and no notice of such adjournment need be given, except such notice (if any) as the meeting may prescribe.

9.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands, except that a vote on any Special Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is required or duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7 Poll

On every Special Resolution, and on any other question submitted to a meeting when demanded, after a vote by a show of hands, by the chairman or by one or more of the Noteholders acting in person or by proxy and holding at least 5% of the principal amount of the Notes then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than Special Resolutions shall be decided by the votes of the Holders of a majority of the principal amount of the Notes represented at the meeting who voted on the poll.

9.8 Voting

Holders of Notes may attend and vote at all meetings of the Noteholders either in person or by proxy. On a show of hands every individual who is present and entitled to vote, whether as a Noteholder or as proxy for one or more absent Noteholders, or both, shall have one vote. On a poll, each Noteholder present in person or represented by proxy shall be entitled to one vote in respect of each $100 principal amount of Notes of which he shall be a Holder. The chairman of any such meeting shall not have a second or casting vote.

9.9 Record Dates

For the purpose of determining the Noteholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or for the purpose of any other action, the Trustee may from time to time, without notice to Noteholders, close the transfer books for such period, not exceeding 30 days, as the Trustee may determine; or with or without closing the transfer books the Trustee may fix a date not more than 60 days prior to the date of any meeting of the Noteholders or other action as a record date for the determination of Noteholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to be treated as Noteholders of record for purposes of such other action, as the case may be, and any Noteholder who was a Noteholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof, even though he has since that date disposed of his Notes, and no person who becomes a Noteholder after that date shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to be treated as a Noteholder of record for purposes of such other action.

9.10 Proxies

Whenever the vote or consent of Noteholders is required or permitted under this Indenture, such vote or consent may be given either directly by the Noteholder or by a proxy in such form as is acceptable to the Trustee acting reasonably. A Noteholder may appoint a maximum of five proxyholders to act singly, jointly, unanimously, in succession or in the alternative. A proxyholder need not be a Noteholder. The Trustee may solicit such proxies from the Noteholders or any of them in any matter requiring or permitting the Noteholders' vote, approval or consent in such manner as may be required by applicable law.

The Trustee may adopt, amend or repeal such rules relating to the appointment of proxyholders and the solicitation, execution, validity, revocation and deposit of proxies, as it in its discretion from time to time determines.

9.11 Resolution in Lieu of Meeting

A resolution signed in writing by Noteholders holding a proportion of the principal amount of the aggregate principal amount of all outstanding Notes equal to the proportion of the principal amount of Notes required to vote in favour thereof at a meeting of Noteholders to approve that resolution is as valid as if it had been passed at a duly called meeting of Noteholders, provided that such resolution is signed by the Fund if at the relevant time the Fund owns in excess of 25% of the said aggregate principal amount.

9.12 Holding Trust and Trustee may be Represented

The officers of Holding Trust, the Holding Trust Trustee and the Trustee, by their respective representatives, and with their respective advisers, may attend any meeting of the Noteholders but shall have no vote as such.

9.13 Powers Exercisable by Special Resolution

In addition to all other powers stated in this Indenture to be exercisable by Special Resolution and all other powers conferred by law, a meeting of the Noteholders shall have the following powers exercisable from time to time by Special Resolution:

(a) power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Noteholders or the Trustee (subject to the approval of the Trustee) against Holding Trust whether such rights arise under this Indenture, the Notes or otherwise and to authorize the Trustee to concur in and to execute any deed or instrument supplemental hereto or thereto embodying any such modification, abrogation, alteration, compromise or arrangement, provided that any such modification, abrogation, alteration, compromise or arrangement shall have been agreed to by Holding Trust;

(b) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture or the Notes in any manner specified in such Special Resolution or to refrain from exercising any such power, right, remedy or authority;

(c) power to waive and direct the Trustee to waive any default on the part of Holding Trust in complying with any provision of this Indenture or the Notes, or to annul and to direct the Trustee to annul any declaration in respect of such default made by the Trustee pursuant to Section 6.2 either unconditionally or upon any conditions specified in such Special Resolution;

(d) power, with the approval of Holding Trust, to sanction the exchange of Notes for any other securities or obligations' of Holding Trust or any other person;

(e) power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment by Holding Trust of principal or interest or for the execution of any trust or power under this Indenture or the Notes or for the appointment of a liquidator or a receiver or a trustee in bankruptcy or for any other remedy hereunder or thereunder;

(i) power to direct any Noteholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 6.5, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(f) power to sanction any scheme for the reconstruction or reorganization of Holding Trust or for the consolidation or merger of Holding Trust with any other person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of Holding Trust or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 8.1 shall have been complied with;

(g) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Holding Trust Units or other securities of Holding Trust;

(h) power to amend, alter or repeal any Special Resolution previously passed or sanctioned by the Noteholders or Noteholders' Request previously provided by Noteholders;

(i) power to appoint and remove a committee to consult with the Trustee and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such Special Resolution) all or any of the powers which the Noteholders could exercise by Special Resolution under this Section 9.13. The Special Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the Special Resolution appointing it, and the members need not be themselves Noteholders. Subject to the Special Resolution appointing it, every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither such committee nor any member thereof shall be liable for any

loss arising from or in connection with any action taken or omitted to be taken in good faith;

(j) power to remove the Trustee and appoint a new Trustee; and

(k) power to authorize the Trustee to grant extensions of time for payment of any principal or interest on the Notes, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue.

Notwithstanding paragraphs (a) to (k) above, no resolution shall modify, abrogate, alter, compromise, arrange or otherwise affect the rights of the Trustee hereunder without the Trustee's written consent, such consent not to be unreasonably withheld.

9.14 Meaning of "Special Resolution"

The expression "**Special Resolution**" when used in this Indenture means, subject to Section 9.11 provided, a resolution proposed at a meeting of Noteholders duly convened for the purpose of passing a Special Resolution and held in accordance with the provisions in this Article 9 at which, subject as hereinafter provided, the Holders of at least 51% of the principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the favourable votes of the Holders of not less than 66 2/3% of the principal amount of Notes represented at the meeting and voted on a poll upon such resolution, provided, in each case, that if at the relevant time the Fund owns in excess of 25% of the said aggregate principal amount of the Notes then outstanding the Fund shall have voted in favour of the said Special Resolution.

If, at any such meeting called for the purpose of passing a Special Resolution, the Holders of at least 51% of the principal amount of the Notes are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting if convened by Noteholders on a Noteholders' Request, shall be dissolved, but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 21 days later, and to such place and time as may be appointed by the chairman. Not less than 7 days' notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.1. Such notice shall state that at the adjourned meeting the Noteholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Noteholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in the preceding paragraph shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the

Holders of at least 51% of the principal amount of the Notes then outstanding are not present in person or represented by proxy at such adjourned meeting.

9.15 Series Approval

(a) If any business to be transacted at any meeting is to affect only the rights of the Holders of Notes of a series, which rights are specifically limited herein to such Holders, the provisions of this Article 9 shall apply as if only the Notes of such series were outstanding and notice of any such meeting need not be given to the Holders of Notes of any other series.

(b) If any business to be transacted at a meeting of Noteholders could affect the rights of the Holders of Notes of a series in an adverse manner materially different from the Holders of Notes of another series (as to which an opinion of Trustee's Counsel shall be binding on all Noteholders, the Trustee and Holding Trust for all purposes hereof), then:

(i) reference to such fact, indicating the series so affected, will be made in the notice of such meeting; and

(ii) the Noteholders of the series so affected will not be bound by any action taken at such meeting unless in addition to compliance with the other provisions of this Article at such meeting:

(A) there are present in person or by proxy Holders of at least 51% of the principal amount of the outstanding Notes of such series, subject to the provisions of this Article as to quorum at adjourned meetings called for the purpose of passing a Special Resolution; and

(B) the resolution is passed by the affirmative vote of the holders of at least 66 2/3% of the principal amount of Notes of such series represented at the meeting, provided that if the Fund then owns in excess of 25% of the aggregate principal amount of the Notes outstanding in such class, the Fund shall have approved the said resolution.

9.16 Minutes

Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of Holding Trust, and any such minutes as

aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made and signed as aforesaid, shall be deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to have been duly passed and had.

9.17 Effect of Resolutions

Every resolution and every Special Resolution passed in accordance with the provisions of this Article 9 at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument in writing signed by the Noteholders in accordance with Section 9.11 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Trustee (subject to any provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Special Resolution and instrument in writing. Unless the Trustee agrees otherwise, notice of the passing of every resolution and every Special Resolution shall be given to the Noteholders in the manner provided in Section 12.1.

ARTICLE 10
SUPPLEMENTAL INDENTURES

10.1 Provision for Supplemental Indentures for Certain Purposes

From time to time Holding Trust and the Trustee may, without any further approval or consent of the Noteholders (subject to the provisions of this Indenture), and they shall, when so directed by the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) evidencing the succession of Successors and the covenants of and obligations assumed by such Successors in accordance with the provisions of Article 8;

(b) giving effect to any Special Resolution passed as provided in Article 9;

(c) adding to the provisions hereof such additional covenants, enforcement provisions, release provisions and other provisions as, in the opinion of Counsel, are necessary or advisable, provided that, in the opinion of the Trustee, the same are not prejudicial to the legal rights of the Noteholders;

(d) making any modification of any of the provisions of this Indenture or the Notes which is of a formal, minor or technical nature;

(e) making any additions to, deletions from or alterations of the provisions of this Indenture (including any of the terms and conditions of the Notes) which in the opinion of the Trustee, upon the advice of counsel, are not prejudicial to the interests of the Noteholders and which are necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to this Indenture;

(f) adding to or altering the provisions hereof in respect of the transfer of Notes, including provision for the exchange of Notes of different denominations and making any modification in the form of the Notes which does not affect the substance thereof and which, in the opinion of the Trustee, upon the advice of counsel, is not prejudicial to the interests of the Noteholders;

(g) correcting or rectifying any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Trustee, upon the advice of counsel, the rights of the Trustee and the Noteholders are not materially prejudiced thereby; and

(h) any other purpose not inconsistent with the terms of this Indenture provided that, in the opinion of the Trustee, upon the advice of counsel, the rights of the Trustee and of the Noteholders are not materially prejudiced thereby.

10.2 Binding Effect of Modifications

Every modification, addition, deletion, alteration, correction or rectification to, from or of the provisions hereof shall bind the Noteholders and notice thereof shall be given as soon as practicable in accordance with Section 12.1, unless the Trustee agrees otherwise.

ARTICLE 11
CONCERNING THE TRUSTEE

11.1 Conditions Precedent to Trustee's Obligation to Act

The Trustee shall not be bound to give any notice or do or take any act, action or proceeding in virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof. Nor, subject to any default which may come to the attention of the Trustee by virtue of Holding Trust's compliance with Subsection 5.1(c), shall the Trustee be required to take notice of any default hereunder, other than in payment of any moneys required by any provision hereof to be paid to it, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the

Trustee, and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that Holding Trust is not in default hereunder and that no default has been made with respect to the payment of principal or interest on the Notes or in the observance or performance of any of the covenants, agreements or conditions contained herein. Any such notice or requisition shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default or take action without any such requisition.

11.2 Requirement for Funds and Indemnity

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Trustee or the Noteholders hereunder shall be conditional upon the Noteholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee and its officers directors and employees against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, unless indemnified as aforesaid.

The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Noteholders at whose instance it is acting to deposit with the Trustee the Notes held by them, for which Notes the Trustee shall issue receipts.

11.3 Evidence

Whenever it is provided in this Indenture, with reference to any application to the Trustee for the certification and delivery of Notes or other action hereunder, that Holding Trust shall deposit with the Trustee resolutions, certificates, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith at the time of the granting of such application (or on the effective date of any such certificate or report, as the case may be) of the facts and opinions stated in all documents so deposited shall, in each and every such case, be conditions precedent to the right of Holding Trust to have such application granted. The Trustee may rely and shall be protected in acting upon any such documents deposited with it in purported compliance with any such provision or of any other purpose hereof, but may in its discretion require further evidence before acting or relying thereon.

The Trustee may rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order,

letter, or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

11.4 Experts and Advisers

The Trustee may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, and shall not be responsible for any misconduct on the part of any of them provided that the Trustee has satisfied its standard of care set forth in Section 11.12.

The Trustee may act and shall be protected in acting in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser or other expert or adviser, whether retained or employed by Holding Trust or by the Trustee, in relation to any matter arising in the administration of the trusts hereunder and the fulfilment of its obligations and the exercise of its rights hereunder.

11.5 Documents, Moneys, etc. Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or deposited for safe-keeping in Alberta or Ontario with any such bank. Unless herein otherwise expressly provided, any moneys so held, pending the application or withdrawal thereof under any provisions of this Indenture, may be deposited in the name of the Trustee in any Canadian chartered bank at the rate of interest (if any) then current on similar deposits or, with the consent of Holding Trust, may be (a) deposited in the deposit department of the Trustee or any other loan or trust corporation authorized to accept deposits under the laws of Canada or a province thereof, or (b) invested in securities issued or guaranteed by the government of Canada or of any province thereof, maturing not more than 90 days from the date of investment. All interest or other income received by the Trustee in respect of such deposits and investments shall belong to Holding Trust and be remitted to Holding Trust or in accordance with the provisions of applicable laws of public order, three (3) years from Maturity Date of the Notes in respect of which such moneys were held by the Trustee, unless an Event of Default shall have occurred and be continuing, in which case all such interest and income shall be held by the Trustee and applied in accordance with Section 6.6.

11.6 Action by Trustee to Protect Interests

The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect and enforce its interests and the interests of the Noteholders.

11.7 Trustee not Required to give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

11.8 Protection of Trustee

By way of supplement to the provisions of any law for the time being relating to trustees:

(a) the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Notes (except the representation contained in Section 11.10 and in the certificate of the Trustee on the Notes) or required to verify the same, but any such statements or recitals are and shall be deemed to be made by Holding Trust;

(b) nothing herein contained shall impose any obligation on the Trustee to see to or require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto or thereto;

(c) the Trustee shall not be bound to give to any person notice of the execution hereof;

(d) the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of Holding Trust of any of the covenants contained in this Indenture or of any acts of the agents or servants of Holding Trust; and

(e) Holding Trust hereby indemnifies and saves harmless the Trustee and its officers, directors and employees from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Trustee or which it may suffer or incur as a result or arising out of the performance of its duties and obligations hereunder (including without limitation the fees and disbursements of any advisers and legal counsel it may retain), save only in the event of gross negligence, wilful misconduct or fraud of the Trustee or any of its officers, directors or employees. This indemnification shall survive the termination of this Indenture.

11.9 Replacement of Trustee

The Trustee may resign and be discharged from all further duties and liabilities hereunder by giving to Holding Trust not less than 90 days' notice in writing or such shorter notice as Holding Trust may accept as sufficient. The Noteholders, by Special Resolution, shall have power at any time to remove the

Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, Holding Trust shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Noteholders; failing such appointment by Holding Trust, the retiring Trustee or any Noteholder may apply to the Court of Queen's Bench of Alberta, on such notice as the Court may direct, for the appointment of a new trustee; but any new trustee so appointed by Holding Trust or by the Court shall be subject to removal as aforesaid by the Noteholders. Any new trustee appointed under these provisions must be a corporation authorized to carry on the business of a trust company in the Province of Alberta. On any new appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of Holding Trust, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new trustee. At the request of Holding Trust or the new trustee, the retiring Trustee, upon payment of the amounts, if any, due to it pursuant to Section 5.2, shall duly assign, transfer and deliver to the new trustee all property and money held and all records kept by the retiring Trustee hereunder or in connection herewith.

Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act.

11.10 Conflict of Interest

Holding Trust acknowledges that the Trustee also serves as registrar and transfer agent for the Trust, as trustee for the AltaGas Medium Term Notes pursuant to a Trust Indenture dated September 27, 2000 and as trustee of the Trust pursuant to the Declaration of Trust, is expected to become the distribution agent in respect of the Trust and the registrar, transfer agent and distribution agent in respect of AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership 2 and is expected to become the trustee under a Voting and Exchange Trust Agreement to be entered into among the Trust, AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2 and the Trustee (collectively, the "**Related Appointments**"). The Trustee represents to the Holding Trust that at the date of execution and delivery of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments. The Trustee shall, within 90 days after it becomes aware that any material conflict of interest

exists, including in connection with any Related Appointments, either (a) eliminate such material conflict of interest, (b) resign from any of the Related Appointments so that a material conflict of interest no longer exists, or (c) resign its trust hereunder. If, notwithstanding the foregoing provisions of this Section 11.10, the Trustee has such a material conflict of interest, the validity and enforceability of this Indenture shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provision of this Section 11.10, any interested party may apply to the Court for an order that the Trustee be replaced as the trustee hereunder.

Subject to the preceding paragraph, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of Holding Trust and generally may contract and enter into business transactions with Holding Trust or any of its affiliates without being liable to account for any profit made thereby.

11.11 Delegation of Powers

The Trustee may delegate to any person the performance of any of the trusts and powers vested in it by this Indenture and any such delegation may be made upon such terms and conditions and subject to such regulations as the Trustee may think to be in the interests of the Noteholders.

11.12 Acceptance of Trust and Standard of Care

Computershare Trust Company of Canada hereby accepts any and all trusts created or constituted for the purposes of this Indenture and agrees to perform same in accordance with the terms and conditions herein set forth.

The standard of care required of the Trustee in exercising its powers and carrying out its duties and obligations under this Indenture shall be that it exercise its powers and carry out its duties and obligations hereunder honestly and in good faith with a view to the best interests of Holding Trust and the Noteholders, and that in connection therewith it exercise that degree of care, diligence and skill that a prudent trustee would exercise in comparable circumstances.

11.13 Other

Notwithstanding any other provision hereof and except as may be otherwise set forth in a Special Resolution, Noteholders' Request or other resolution, written instrument, request or direction of any of the Noteholders pursuant to this Indenture, relating thereto, no Noteholder shall be liable to third parties for acts performed by the Trustee (or any other person appointed by the Trustee to perform all or any of its rights, powers, duties, trusts, obligations or responsibilities hereunder) during the exercise of its rights, powers and trusts and the performance of its duties, obligations and responsibilities under this Indenture or for injury caused to such parties by the fault of the Trustee (or any such person), or for

contracts entered into in favour of such parties, during such performance and the Trustee (or any such person) alone shall be so liable, subject to any rights or recourses which the Trustee (or any such person) may have hereunder or under any applicable law against Holding Trust or any other person (other than a Noteholder) in connection with any such liability.

Except as otherwise expressly provided herein or in a Special Resolution, Noteholders' Request or other resolution, written instrument, request or direction of any of the Noteholders pursuant to this Indenture, the Trustee shall not be entitled to receive from the Noteholders any remuneration or compensation for any services rendered by the Trustee hereunder or reimbursement of any costs, expenses, liabilities, disbursements or advances incurred or made by the Trustee in accordance with any provision of this Indenture or interest thereon.

Notwithstanding any other provision hereof and except as may be otherwise set forth in a Special Resolution, Noteholders' Request or other resolution, written instrument, request or direction of any of the Noteholders pursuant to this Indenture, relating thereto, no Noteholder shall be liable to compensate the Trustee for any injury suffered by it by reason of the performance of its rights, powers, duties, trusts, obligations or responsibilities hereunder, subject to any rights or recourses which the Trustee may have hereunder or under any applicable law against Holding Trust or any other person (other than a Noteholder) in connection with such injury.

The bankruptcy of the Trustee shall not terminate its rights, powers, duties, trusts, obligations or responsibilities hereunder, provided that such rights, powers, duties, trusts, obligations and responsibilities are assumed by a successor trustee appointed in accordance with the provisions of Section 11.9;

So long as any Notes remain outstanding, (i) each Noteholder hereby renounces to its right to revoke any mandate relationship created between such Holder and the Trustee hereunder and (ii) the Trustee hereby agrees that it will not revoke any such mandate relationship, except through a resignation pursuant to and in compliance with the provisions of Section 11.9.

Except as otherwise expressly provided herein or in a Special Resolution, Noteholders' Request or other resolutions, written instrument, request or direction of any of the Noteholders pursuant to this Indenture, the Trustee shall not be obliged to render any account to the Noteholders, nor return to the Noteholders any amounts which it has received in the performance of its rights, powers, duties, trusts, obligations and responsibilities hereunder, nor pay any interest to the Noteholders on such amounts.

ARTICLE 12
MISCELLANEOUS

12.1 Manner of Giving Notice

Any notice required or permitted by the provisions of this Indenture to be given to a Noteholder, the Trustee, Holding Trust or the Holding Trust Trustee shall be deemed conclusively to have been made if given either by hand delivery or by prepaid first class mail addressed:

(a) in the case of the Noteholders, at their addresses shown on the register kept by the Trustee pursuant to Section 2.14;

(b) in the case of the Trustee, as follows:

Computershare Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust
Telecopier: (403) 267-6598

(c) in the case of Holding Trust or the Holding Trust Trustee, as follows:

AltaGas Holding Trust Corp.
4300, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Managing Partner
Telecopier: (403) 266-9034

provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business Section of the National Edition of The Globe and Mail or a similar Section of any other newspaper having national circulation in Canada; provided further that if there is no such newspaper having national circulation, then by publishing twice in the business Section or a newspaper in the city where the registers referred to in Section 2.14 are maintained. Any notice so given shall be deemed to have been given on the day of hand delivery or the day following that on which the notice was mailed or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was mailed, it shall be sufficient to prove that such notice was properly addressed, stamped and mailed. Notice to any one of several joint Holders of Notes shall be deemed effective notice to the other joint Holders. Any notice sent by mail to or left at the address of a Noteholder pursuant to this Section shall, notwithstanding the death or bankruptcy of such Noteholder, and whether or not the Trustee has notice

of such death or bankruptcy, be deemed to have been fully given and shall be deemed sufficient notice to all persons having an interest in the Notes concerned.

12.2 Day not a Business Day

In the event that any day on which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

12.3 Execution and Effect of Restated Indenture

Subject to Article 10, a restated Indenture, setting forth the terms of this Indenture, as amended to the time of execution, may be executed at any time or from time to time by the Trustee and such restated Indenture as so executed shall thereafter be effective and may thereafter be referred to in lieu of the original Indenture as so amended; provided, however, that no such execution of a restated Indenture shall be deemed to constitute a termination of this Indenture or the trusts constituted hereunder.

12.4 Consolidations

The Trustee may prepare consolidated copies of this Indenture as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of this Indenture, as amended or amended and restated.

12.5 Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart and notwithstanding their date of execution shall be deemed to be dated the date of this Indenture.

12.6 Severability

The provisions of this Indenture are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of this Indenture and shall not affect or impair any of the remaining provisions thereof. If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

12.7 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of, and be binding upon, the parties and their respective successors and assigns.

12.8 Time of the Essence

Time shall be of the essence of this Indenture.

12.9 Governing Law

This Indenture and the Notes shall be interpreted and governed by, take effect and be construed exclusively in accordance with the laws of Alberta and the laws of Canada applicable therein. Any and all disputes arising under this Indenture, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and the parties hereto hereby irrevocably attorn, and each Noteholder shall be deemed to hereby irrevocably attorn, to the exclusive jurisdiction of the courts of such province.

12.10 Limitation on Liability

The parties hereto acknowledge that the Holding Trust Trustee is entering into this Indenture solely in its capacity as trustee on behalf of the Holding Trust and the obligations of the Holding Trust hereunder shall not be personally binding upon the Holding Trust Trustee or any of the unitholders of the Holding Trust and that any recourse against the Holding Trust, the Holding Trust Trustee, or any unitholder of the Holding Trust in any manner in respect of any indebtedness, obligation or liability of the Holding Trust arising hereunder or arising in connection herewith or from the matters to which this Indenture relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Holding Declaration of Trust.

12.11 Language

The parties acknowledge that they have requested this Indenture and all documents, notices, correspondence and legal proceedings arising from this agreement or relating hereto be drawn up in English, but without prejudice to any documents, notices, correspondence and legal proceedings which may from time to time be drawn up in French. *Les parties reconnaissent qu'elles ont exige que cette convention soient rediges en anglais, mais sans prejudice a tout document, tout avis, toute correspondance et toute procedure legale qui, de temps a autre, peuvent itre rediges enfrancais.*

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the date indicated on the first page of this Indenture.

ALTAGAS HOLDING TRUST, by its trustee, **ALTAGAS HOLDING TRUST CORP.**

By: *"Glenn Cameron"*

Name: Glenn Cameron

Title: Director

COMPUTERSHARE TRUST COMPANY OF CANADA

By: *"Stacie Moore"*

Name: Stacey Moore

Title: General Manager, Corporate Trust

By: *"W. Anne DeWaele"*

Name: W. Anne DeWaele

Title: Manager, Corporate Trust

SCHEDULE "A"

To the Note Indenture between AltaGas Holding Trust and Computershare Trust Company of Canada providing for the issue of Series 1 Notes, Series 2 Notes and Series 3 Notes of AltaGas Holding Trust.

FORM OF SERIES 1 NOTES

NO. ● ALTAGAS HOLDING TRUST $●
(A trust constituted under the laws of Alberta)
SERIES 1 NOTE
DUE ON DEMAND

AltaGas Holding Trust ("**Holding Trust**") for value received hereby promises to pay to the order of ____________________ ON DEMAND or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned and, in any event, on ●, the sum of

● DOLLARS ($●)

in lawful money of Canada, on presentation and surrender of this Series 1 Note at the principal office of the Trustee in Calgary and such other cities as the Trustee may keep branch registers for these Series 1 Notes from time to time, and to pay interest on the principal amount hereof at the rate of 6% per annum from the date of demand hereof or from the last interest payment date to which interest has been paid or made available for payment on the outstanding Series 1 Notes, whichever is later.

This Note is one of the Series 1 Notes which may be issued from time to time in an indeterminate aggregate amount under a Note Indenture (the "**Indenture**") dated as of March 26, 2004, and made between Holding Trust and Computershare Trust Company of Canada, as trustee (the "**Trustee**"), as the same may be amended, supplemented or restated. Reference is hereby made to the Indenture for a complete description of the rights of the holders of the said Series 1 Notes, Holding Trust and the Trustee and of the terms and conditions upon which the Series 1 Notes are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of this Series 1 Note, by acceptance hereof, assents. All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

The Series 1 Notes are issuable as fully registered Series 1 Notes in denominations of $10 and integral multiples of $10 and in other authorized denominations. The Series 1 Notes of any authorized denomination may be exchanged, as provided in the Indenture, for Series 1 Notes in an equal aggregate principal amount in any other authorized denomination or denominations.

This Series 1 Note ranks *pari passu* with all other Series 1 Notes. The payment of the principal and interest on the Series 1 Notes is subordinated to the prior payment in full of Senior Indebtedness. The Indenture does not restrict Holding Trust from incurring additional Indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any Indebtedness.

At any time, upon at least 10 days' prior notice, Holding Trust has the right to redeem all or less than all of the Series 1 Notes upon payment in lawful money of Canada of an amount equal to the principal amount of Series 1 Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date. If less than all of the Series 1 Notes are to be redeemed, each Holder of Series 1 Notes shall have a proportion of the Series 1 Notes held by such Holder redeemed equal to the proportion which the aggregate dollar amount of Series 1 Notes to be redeemed is to the aggregate dollar amount of all Series 1 Notes outstanding, rounded to the next closest $10 of principal amount of Series 1 Notes held by such Noteholder. Notwithstanding the foregoing, the redemption price may, as the Holding Trust Trustee in its discretion decides, be satisfied in whole or in part by the issuance of Series 3 Notes to the holder(s) of the Series 1 Notes being so redeemed.

In all cases, if taxes are required to be deducted from a payment in cash payable to a Holder, such Holder shall receive such payment less all such applicable taxes.

The Indenture contains provisions for the holding of meetings of Noteholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of 66 2/3% of the Notes of all series outstanding binding upon all Noteholders, subject to the provisions of the Indenture.

This Series 1 Note may only be transferred upon compliance with the conditions precedent in the Indenture on one of the registers kept at the above-mentioned principal offices of the Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as Holding Trust with the approval of the Trustee may designate, and may be exchanged at any such place, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar. No transfer or exchange of any Series 1

Notes shall be registered during the 15 days immediately preceding any Interest Payment Date.

This Series 1 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Indenture.

The holder of this Series 1 Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Series 1 Note and of the Indenture and confirms and ratifies the appointment of the Indenture Trustee as trustee for the holder of this Series 1 Note to the extent necessary for the purposes hereof and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF Holding Trust has caused this Series I Note to be signed by its administrator, AltaGas Ltd.

DATED as of the ● day of ●, ●.

ALTAGAS HOLDING TRUST by its administrator, AltaGas Ltd.

By: ______________________________

Name: ●

Title: ●

TRUSTEE'S CERTIFICATE

This Note is one of the Series 1 Notes referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________

Name: ●

Title: ●

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto whose address and social insurance number, if applicable, are set forth below, this Series 1 Note (or $________________ principal amount hereof*) of AltaGas Holding Trust standing in the name(s) of the undersigned in the register maintained by or on behalf of AltaGas Holding Trust with respect to such Series 1 Note and does hereby irrevocably authorize and direct the Trustee to transfer such Series 1 Note in such register, with full power of substitution in the premises. The transferee of all or part of the Series 1 Notes referred to in this form of assignment acknowledges, by his acceptance of such Notes, that the Series 1 Notes are governed by the Trust Indenture and that the Trustee thereunder is irrevocably the attorney of the holder for such purposes.

Dated:

____

Address of Transferee:

____

(Street Address)

____

(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ________________________

NOTES:

*1. If less than the full principal amount of the within Series 1 Note is to be transferred, indicate in the space provided the principal amount (which must be $10 or an integral multiple thereof).

2. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series 1 Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of a recognized Signature Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

3. The registered holder of this Series 1 Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series 1 Note.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder
Name of Institution	

SCHEDULE "B"

To the Note Indenture between AltaGas Holding Trust and Computershare Trust Company of Canada providing for the issue of Series 1 Notes, Series 2 Notes and Series 3 Notes of AltaGas Holding Trust.

FORM OF SERIES 2 NOTES

NO.● **ALTAGAS HOLDING TRUST** **$●**

(A trust constituted under the laws of Alberta)

SERIES 2 NOTE

DUE ●

AltaGas Holding Trust ("**Holding Trust**") for value received hereby promises to pay to the order of __________________on ● or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the sum of

● DOLLARS ($●)

in lawful money of Canada, on presentation and surrender of this Series 2 Note at the principal office of the Trustee in Calgary and such other cities as the Trustee may keep branch registers for these Series 2 Notes from time to time, and to pay interest on the principal amount hereof at the rate of ●% per annum from the date of issuance hereof or from the last interest payment date to which interest has been paid or made available for payment, on the outstanding Series 2 Notes, whichever is later.

This Note is one of the Series 2 Notes which may be issued from time to time in an indeterminate aggregate amount under a Note Indenture (the "**Indenture**") dated as of March 26, 2004, and made between Holding Trust and Computershare Trust Company of Canada, as trustee (the "**Trustee**"), as the same may be amended, supplemented or restated. Reference is hereby made to the Indenture for a complete description of the rights of the holders of the said Series 2 Notes, Holding Trust and the Trustee and of the terms and conditions upon which the Series 2 Notes are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of this Series 2 Note, by

acceptance hereof, assents. All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

The Series 2 Notes are issuable as fully registered Series 2 Notes in denominations of $10 and integral multiples of $10 thereafter and in other authorized denominations. The Series 2 Notes of any authorized denomination may be exchanged, as provided in the Indenture, for Series 2 Notes in an equal aggregate principal amount in any other authorized denomination or denominations.

This Series 2 Note ranks pari passu with all other Series 2 Notes. The payment of the principal and interest on the Series 2 Notes is subordinated to the prior payment in full of Senior Indebtedness. The Indenture does not restrict Holding Trust from incurring additional Indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any Indebtedness.

At any time, upon at least 10 days' prior notice, Holding Trust has the right to redeem all or less than all of the Series 2 Notes upon payment in lawful money of Canada of an amount equal to the principal amount of Series 2 Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date. If less than all of the Series 2 Notes are to be redeemed, each holder of Series 2 Notes shall have a proportion of the Series 2 Notes held by such holder redeemed equal to the proportion which the aggregate dollar amount of Series 2 Notes to be redeemed is to the aggregate dollar amount of all Series 2 Notes outstanding, rounded to the next closest $10 of principal amount of Series 2 Notes held by such Noteholder.

Subject to regulatory requirements, the Series 2 Notes may be purchased by Holding Trust in the open market or by tender or private contract at any price. Series 2 Notes purchased by Holding Trust shall be cancelled and shall not be reissued.

In all cases, if taxes are required to be deducted from a payment in cash payable to a Holder, such Holder shall receive such payment less all such applicable taxes.

The Indenture contains provisions for the holding of meetings of Noteholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of 66 2/3% of the Notes of all series outstanding binding upon all Noteholders, subject to the provisions of the Indenture.

This Series 2 Note may only be transferred upon compliance with the conditions precedent in the Indenture on one of the registers kept at the above-mentioned principal offices of the Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as Holding Trust with the approval of the Trustee may designate, and may be exchanged at any such place, by the registered holder hereof or his executors or administrators or other legal representatives or his

or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar. No transfer or exchange of any Series 2 Notes shall be registered during the 15 days immediately preceding any Interest Payment Date.

This Series 2 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Indenture.

The holder of this Series 2 Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Series 2 Note and of the Indenture and confirms and ratifies the appointment of the Indenture Trustee as trustee of the holder of this Series 2 Note to the extent necessary for the purposes hereof and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF Holding Trust has caused this Series 2 Note to be signed by its administrator, AltaGas Ltd.

DATED as of the ● day of ●, ●.

ALTAGAS HOLDING TRUST by its administrator, AltaGas Ltd.

By: ______________________________

Name: ●

Title: ●

TRUSTEE'S CERTIFICATE

This Note is one of the Series 2 Notes referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________

Name: ●

Title: ●

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________, whose address and social insurance number, if applicable, are set forth below, this Series 2 Note (or $ ____________ principal amount hereof*) of AltaGas Holding Trust standing in the name(s) of the undersigned in the register maintained by or on behalf of AltaGas Holding Trust with respect to such Series 2 Note and does hereby irrevocably authorize and direct the Indenture Trustee to transfer such Series 2 Note in such register, with full power of substitution in the premises. The transferee of all or part of the Series 2 Notes referred to in this form of assignment acknowledges, by his acceptance of such Notes, that the Series 2 Notes are governed by the Indenture and that the Trustee thereunder is irrevocably the attorney of the holder for such purposes.

Dated:

____

Address of Transferee:

____
(Street Address)

____
(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ______________________

NOTES:

*1. If less than the full principal amount of the within Series 2 Note is to be transferred, indicate in the space provided the principal amount (which must be $10 or an integral multiple thereof).

2. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series 2 Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of a recognized Signature Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

3. The registered holder of this Series 2 Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series 2 Note.

Signature of Guarantor:

____________________ Authorized Officer	____________________ Signature of transferring registered holder
____________________ Name of Institution	____________________

SCHEDULE "C"

To the Note Indenture between AltaGas Holding Trust and Computershare Trust Company of Canada providing for the issue of Series 1 Notes, Series 2 Notes and Series 3 Notes of AltaGas Holding Trust.

FORM OF SERIES 3 NOTES

NO. ● ALTAGAS HOLDING TRUST $●
(A trust constituted under the laws of Alberta)
SERIES 3 NOTE
DUE ●

AltaGas Holding Trust ("**Holding Trust**") for value received hereby promises to pay to the order of ____________________ on ● or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the sum of

● DOLLARS ($●)

in lawful money of Canada, on presentation and surrender of this Series 3 Note at the principal office of the Trustee in Calgary and such other cities as the Trustee may keep branch registers for these Series 3 Notes from time to time, and to pay interest on the principal amount hereof at the rate of per annum from the date of issuance hereof or from the last interest payment date to which interest has been paid or made available for payment, on the outstanding Series 3 Notes, whichever is later.

This Note is one of the Series 3 Notes which may be issued from time to time in an indeterminate aggregate amount under a Note Indenture (the "**Indenture**") dated as of March 26, 2004, and made between Holding Trust and Computershare Trust Company of Canada, as trustee (the "**Trustee**"), as the same may be amended, supplemented or restated. Reference is hereby made to the Indenture for a complete description of the rights of the holders of the said Series 3 Notes, Holding Trust and the Trustee and of the terms and conditions upon which the Series 3 Notes are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of this Series 3 Note, by acceptance hereof, assents. All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

The Series 3 Notes are issuable as fully registered Series 3 Notes in denominations of $10 and integral multiples of $10 thereafter and in other authorized denominations. The Series 3 Notes of any authorized denomination may be exchanged, as provided in the Indenture, for Series 3 Notes in an equal aggregate principal amount in any other authorized denomination or denominations.

This Series 3 Note ranks pari passu with all other Series 3 Notes. The payment of the principal and interest on the Series 3 Notes is subordinated to the prior payment in full of Senior Indebtedness. The Indenture does not restrict Holding Trust from incurring additional Indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any Indebtedness.

At any time, upon at least 10 days' prior notice, Holding Trust has the right to redeem all or less than all of the Series 3 Notes upon payment in lawful money of Canada of an amount equal to the principal amount of Series 3 Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date. If less than all of the Series 3 Notes are to be redeemed, each holder of Series 3 Notes shall have a proportion of the Series 3 Notes held by such holder redeemed equal to the proportion which the aggregate dollar amount of Series 3 Notes to be redeemed is to the aggregate dollar amount of all Series 3 Notes outstanding, rounded to the next closest $10 of principal amount of Series 3 Notes held by such Noteholder.

In all cases, if taxes are required to be deducted from a payment in cash payable to a Holder, such Holder shall receive such payment less all such applicable taxes.

The Indenture contains provisions for the holding of meetings of Noteholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of 66 2/3% of the Notes of all series outstanding binding upon all Noteholders, subject to the provisions of the Indenture.

This Series 3 Note may only be transferred upon compliance with the conditions precedent in the Indenture on one of the registers kept at the above-mentioned principal offices of the Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as Holding Trust with the approval of the Trustee may designate, and may be exchanged at any such place, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar. No transfer or exchange of any Series 3 Notes shall be registered during the 15 days preceding any Interest Payment Date.

This Series 3 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Indenture.

The holder of this Series 3 Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Series 3 Note and of the Indenture and confirms and ratifies the appointment of the Trustee as trustee of the holder of this Series 3 Note to the extent necessary for the purposes

hereof and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF Holding Trust has caused this Series 3 Note to be signed by its administrator, AltaGas Ltd.

DATED as of the ● day of ●, ●.

ALTAGAS HOLDING TRUST by its administrator, AltaGas Ltd.

By: ______________________________

Name: ●

Title: ●

TRUSTEE'S CERTIFICATE

This Note is one of the Series 3 Notes referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________

Name: ●

Title: ●

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________whose address and social insurance number, if applicable, are set forth below, this Series 3 Note (or $__________ principal amount hereof*) of AltaGas Holding Trust standing in the name(s) of the undersigned in the register maintained by or on behalf of AltaGas Holding Trust with respect to such Series 3 Note and does hereby irrevocably authorize and direct the Trustee to transfer such Series 3 Note in such register, with full power of substitution in the premises.

The transferee of all or part of the Series 3 Notes referred to in this form of assignment acknowledges, by his acceptance of such Notes, that the Series 3 Notes are governed by the Indenture and that the Trustee thereunder is irrevocably the attorney of the holder for such purposes.

Dated:

____

Address of Transferee:

____
(Street Address)

____
(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ________________________

NOTES:

*1 If less than the full principal amount of the within Series 3 Note is to be transferred, indicate in the space provided the principal amount (which must be $10 or an integral multiple thereof).

2. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series 3 Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chattered bank or trust company or by a member of a recognized Signature Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

3. The registered holder of this Series 3 Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series 3 Note.

Signature of Guarantor:

______________________________	______________________________
Authorized Officer	Signature of transferring registered holder
______________________________	______________________________
Name of Institution	

SCHEDULE "D"

To the Note Indenture between AltaGas Holding Trust and Computershare Trust Company of Canada providing for the issue of Series 1 Notes, Series 2 Notes and Series 3 Notes of AltaGas Holding Trust.

FORM OF REDEMPTION NOTICE

ALTAGAS HOLDING TRUST

SERIES ● NOTE

REDEMPTION NOTICE

To: Holders of Series ● Notes (the "Notes")

AltaGas Holding Trust ("Holding Trust")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

1. Notice is hereby given pursuant to Section 3.1 of the Note Indenture (the "**Indenture**") dated as of March 26, 2004, between Holding Trust and Computershare Trust Company of Canada (the "**Trustee**"), as the same may be amended, supplemented or restated, that $ ● principal amount of Notes will be redeemed as of ● (the "**Redemption Date**"), upon payment of a redemption amount equal to such $ ● principal amount of Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date (the "**Redemption Amount**").

2. **[THE FOLLOWING IS TO BE ADDED, IF APPLICABLE, IN THE CASE OF A REDEMPTION OF SERIES 1 NOTES]** Notice is hereby further given that $● of the Redemption Amount will be satisfied by the issuance of $● principal amount of Series 3 Notes.

3. The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at any of the following corporate trust offices: **[SET OUT ADDRESSES OF CORPORATE TRUST OFFICES IN CALGARY AND EACH CITY WHERE A BRANCH REGISTER IS MAINTAINED.]**

4. The interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the above-mentioned corporate trust offices on or after the Redemption Date or prior to the setting aside of the Redemption Amount pursuant to the Indenture.

5. If less than all of the Notes of such series are to be redeemed, each Holder of Notes of such series shall have a proportion of the Notes of such series held by such Holder redeemed equal to the proportion which the aggregate dollar amount of Notes of such series to be redeemed is to the aggregate dollar amount of all Notes of such series outstanding, rounded to the next closest $10 of principal amount of Notes held by such Noteholder.

DATED this ● day of ●, ●.

ALTAGAS HOLDING TRUST by its administrator, AltaGas Ltd.

By: ______________________________

Name: ●

Title: ●

(51)

ALTAGAS INCOME TRUST

DECLARATION OF TRUST

Dated as of March 26, 2004

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
DECLARATION OF TRUST

ARTICLE 3
ISSUE AND SALE OF UNITS

ARTICLE 4
INVESTMENTS OF TRUST

ARTICLE 5
DISTRIBUTIONS

ARTICLE 6
REDEMPTION OF TRUST UNITS

ARTICLE 7
THE TRUSTEE

ARTICLE 8
CONCERNING THE TRUSTEE

ARTICLE 9
MANAGEMENT OF THE TRUST

ARTICLE 10
AMENDMENT

ARTICLE 11
MEETINGS OF UNITHOLDERS

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

ARTICLE 13
TERMINATION

ARTICLE 14
SUPPLEMENTAL INDENTURES

ARTICLE 15
GENERAL

ALTAGAS INCOME TRUST

THIS DECLARATION OF TRUST is dated as of March 26, 2004.

BETWEEN:

> **COMPUTERSHARE TRUST COMPANY OF CANADA**, a corporation incorporated pursuant to the laws of Canada, being the first trustee (the "**Initial Trustee**") of the trust (the "**Trust**") constituted by this Declaration of Trust, and each person who after the date hereof becomes a trustee of the Trust as herein provided (each person, while a trustee of the Trust as herein provided, hereinafter called a "**Trustee**"),

OF THE FIRST PART

\- and -

> **CHRISTOPHER W. NIXON** (hereinafter called the "**Initial Unitholder**") and all persons who after the date hereof become holders of units of the Trust as herein provided.

OF THE SECOND PART

WHEREAS for the purpose of settling the Trust, the Initial Unitholder is concurrent with the execution hereof paying to the Trustee an amount of $20.00 in lawful money of Canada;

AND WHEREAS the Trust has been created for investment purposes, including investing in securities of AltaGas Holding Trust and the General Partner;

AND WHEREAS the Trustee has agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of the assets of the Trust in accordance with the provisions hereinafter set forth;

AND WHEREAS the Initial Unitholder and the Trustee desire that the beneficiaries of the Trust, including the Initial Unitholder, shall be the holders of Trust Units;

AND WHEREAS the Initial Unitholder and the Trustee desire that the Trust shall qualify as a "mutual fund trust" pursuant to Subsection 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust;

NOW THEREFORE THIS DECLARATION OF TRUST WITNESSETH THAT in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, covenants and agrees with the Unitholders, and the Unitholders covenant and agree with the Trustee, as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Declaration of Trust including the recitals hereto, unless the context otherwise requires:

"**Administration Agreement**" means the agreement to be entered into on the Effective Date among the Administrator, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to which the Administrator will provide certain administrative and support services to the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, as from time to time amended, supplemented or restated;

"**Administrator**" means AltaGas and its successors and assigns as Administrator hereunder and under the Administration Agreement;

"**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**AltaGas**" means AltaGas Services Inc., a corporation incorporated pursuant to the CBCA, its successor by amalgamation pursuant to the Plan and its successor's successors;

"**AltaGas Entities**" means Holding Trust, the General Partner, AltaGas LP #1, AltaGas LP #2, AltaGas or any other affiliate, from time to time of the Trust;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership to be established under the laws of Alberta;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership to be established under the laws of Alberta;

"**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order,

judgment, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

"**Arrangement**" means the proposed arrangement, under section 192 of the CBCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement to be dated as of March 26, 2004, among, *inter alia*, AltaGas, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, as from time to time amended, supplemented or restated;

"**Auditors**" means the firm of chartered accountants appointed as the auditor of the Trust from time to time in accordance with the provisions hereof and, initially, means Ernst & Young LLP;

"**Board of Directors**" means the board of directors of the General Partner;

"**Book-Entry System**" means the record-entry securities transfer and pledge system known, as of the date hereof, by such name, which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS in force from time to time, or any successor system which CDS may offer from time to time;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**Cash Flow of the Trust**" shall be calculated in accordance with Section 5.1 and shall mean the amount so calculated;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as from time to time amended, including the regulations from time to time promulgated thereunder;

"**CDS Participant**" means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

"**CDS**" means The Canadian Depository for Securities Limited and its successors;

"**closing market price**" has the meaning ascribed thereto in Section 6.3;

"**Counsel**" means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Trust;

"**Delegation Agreement**" means the delegation agreement to be entered into on the Effective Date among the Trust, the Trustee and the General Partner, as from time to time amended, supplemented or restated, pursuant to which the Trustee will delegate certain of its powers and duties to the General Partner;

"**Depository**" has the meaning specified in Section 12.1(a);

"**Distribution Payment Date**" in respect of a Distribution Period means on or about the date that is 15 days immediately following the end of the Distribution Period or such other date determined from time to time by the General Partner on behalf of the Trustee;

"**Distribution Period**" means each calendar month, or such other periods as may be hereafter determined from time to time by the Trustee from and including the first day thereof and to and including the last day thereof;

"**Distribution Record Date**" means on or about the 25th day of each Distribution Period, or, if that day is not a Business Day, the next following Business Day, or such other date determined from time to time by the General Partner on behalf of the Trustee;

"**Effective Date**" means the date the Arrangement is effective under the CBCA;

"**Exchangeable Security**" or "**Exchangeable Securities**" means a unit or units, a share or shares or other security or securities which are convertible into or exchangeable for Trust Unit(s) (directly or indirectly) without the payment by the holder of additional consideration therefor, whether or not issued by the Trust, including, without limitation, the LP #1 B Units and the LP#2 B Units;

"**General Partner**" means AltaGas General Partner Inc., a corporation to be incorporated pursuant to the CBCA as a wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"**Global Trust Unit Certificate**" has the meaning specified in Section 12.1(a);

"**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

"**Holding Declaration of Trust**" means the declaration of trust of Holding Trust to be entered into between Holding Trust Trustee and the settlor of the Holding Trust, as amended, supplemented or restated from time to time;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust to be established under the laws of Alberta;

"**Holding Trust Note Indenture**" means the agreement to be entered into between Holding Trust and Computershare Trust Company of Canada pursuant to which the Holding Trust Notes will be issued, as from time to time amended, supplemented or restated and any subsequent agreement which may be entered into between a person and a trust company pursuant to which Holding Trust Notes are issued;

"**Holding Trust Notes**" means the notes of Holding Trust issued pursuant to the Holding Trust Note Indenture to be designated as Series 1 Notes, Series 2 Notes and Series 3 Notes; and "**Holding Trust Notes**" also means any unsecured subordinated notes of Holding Trust which may be subsequently issued by Holding Trust pursuant to the Holding Trust Note Indenture or otherwise;

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as initial trustee of the Holding Trust, or such other person as becomes the trustee of the Holding Trust in accordance with the Holding Declaration of Trust;

"**Holding Trust Units**" means units of Holding Trust;

"**Income of the Trust**" has the meaning ascribed thereto in Section 5.2(a) and shall mean the amount so calculated;

"**Information Circular**" means the information circular and proxy statement, together with all appendices hereto, to be distributed by AltaGas in connection with the Meeting;

"**Initial Contribution**" means the amount of $20.00 paid by the Initial Unitholder to the Initial Trustee on the date hereof for the purpose of settling the trust constituted by this Declaration of Trust;

"**Initial Trustee**" means that person named as the first trustee of the Trust in the Party of the First Part to this Declaration of Trust;

"**Initial Unitholder**" means Christopher W. Nixon, the settlor of the trust constituted hereby;

"**LP #1 B Units**" means the Class B limited partnership units of AltaGas LP #1;

"**LP #2 B Units**" means the Class B limited partnership units of AltaGas LP #2;

"**market price**" has the meaning ascribed thereto in Section 6.3;

"**Meeting**" means the special meeting of securityholders of AltaGas, and any adjournment(s) thereof, to, *inter alia*, consider and to vote on the resolution in respect of the Arrangement;

"**Net Realized Capital Gains**" has the meaning ascribed thereto in Section 5.2(b);

"**Non-Resident**" means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

"**non-tendering offeree**" means, where a take-over bid is made for all of the Trust Units (including Trust Units issuable upon conversion, exercise or exchange of Exchangeable Securities) other than those held by or issuable to the offeror, a holder of Trust Units or Exchangeable Securities who does not accept the take-over bid; and includes a subsequent holder of that Trust Unit or Exchangeable Security who acquires it from the first mentioned holder;

"**Offering Document**" means any one or more of a prospectus, information memorandum, private placement memorandum and similar public or private offering document or any understanding, commitment or agreement relating to an Offering;

"**Offering**" means any issuance or offering of Trust Units or any rights, warrants or other securities to purchase, to convert into or exchange into Trust Units on a public or private basis in Canada or elsewhere;

"**offeror**" means a person other than an agent, who makes a take-over bid and includes two or more persons who, directly or indirectly;

(i) make a take-over bid jointly or in concert; or

(ii) intend to exercise jointly or in concert voting rights attached to the securities for which a take-over bid is made;

"**Ordinary Resolution**" has the meaning ascribed thereto in Section 11.6;

"**person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

"**Plan**" means the plan of arrangement under Section 192 of the CBCA as set forth in the Arrangement Agreement, as from time to time amended, supplemented or restated in accordance with the terms thereof;

"**Redemption Price**" has the meaning ascribed thereto in Section 6.3(a);

"**Shareholder Agreement**" means the shareholder agreement dated May 12, 1999 between AltaGas and Enbridge setting forth certain rights and obligations of AltaGas and Enbridge with respect to Enbridge's holdings of Common Shares and Participating Shares (as each is defined in the Plan), as from time to time amended, supplemented or restated;

"**Special Resolution**" has the meaning ascribed thereto in Section 11.6;

"**Special Voting Units**" means the units of the Trust, other than Trust Units, referred to in Section 3.1(a) authorized and issued hereunder;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date among the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and AltaGas, as from time to time amended, supplemented or restated;

"**take-over bid**" has the meaning ascribed to such term in the *Securities Act* (Alberta), as amended from time to time;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the regulations from time to time promulgated thereunder;

"**this Declaration of Trust**", "**this Declaration**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this instrument and not to any particular article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

"**Transfer Agent**" means such company as may from time to time be appointed by the Trust to act as registrar and transfer agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent;

"**Trust**" means the trust constituted by this Declaration of Trust, as from time to time amended, supplemented or restated;

"**Trust Assets**", at any time, means such of the following monies, properties and other assets as are at such time held by the Trust or by the Trustee on behalf of the Trust:

(i) the Initial Contribution;

(ii) all funds, securities or property derived from the issuance or sale of Units or other cash received by the Trust;

(iii) the Holding Trust Units and the Holding Trust Notes;

(iv) the shares of the General Partner;

(v) any proceeds of disposition of any of the foregoing property;

(vi) any securities issued by Holding Trust to the Trust on the maturity or redemption of any Holding Trust Notes; and

(vii) all income, interest, dividends, distributions, profit, return of capital, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

"**Trust Liabilities**" has the meaning ascribed thereto in Section 2.8(a);

"**Trust Unit Certificate**" means a certificate, in form approved by the Trustee, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

"**Trust Units**" means the units of the Trust, other than Special Voting Units, referred to in Section 3.1(a) authorized and issued hereunder;

"**Trustee**", at any time, means a person who is, in accordance with the provisions hereof, a trustee of the Trust at that time including, without limitation so long as such person remains as trustee, the Initial Trustee;

"**Underwriting Agreement**" means any underwriting, agency or similar agreement entered into by or on behalf of the Trust and investment dealers and such other persons relating to an Offering;

"**Unit Certificate**" means a certificate, in the form approved by the Trustee, evidencing one or more Units, issued and certified in accordance with the provisions hereof;

"**Unitholders**" means at any time the holders at that time of one or more Units, as shown on the register of such holders maintained by the Transfer Agent on behalf of the Trust;

"**Units**" means the Trust Units and the Special Voting Units;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement to be entered into on the Effective Date among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated;

"Voting and Exchange Trustee" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement; and

"Voting Exchangeable Securities" means, collectively, each of those Exchangeable Securities which, in accordance with the rights and attributes attaching or attributable thereto, provide (among other things) the holder of such particular Exchangeable Security the right to vote at meetings of Unitholders.

1.2 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof and where reference is made in this Declaration of Trust to actions, rights or obligations of the Trustee, such reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustee in its capacity as Trustee of the Trust, and not in its other capacities, unless the context otherwise requires.

1.3 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Number and Gender

In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; and words importing a gender shall include the feminine, masculine and neuter genders.

1.5 Headings for Reference Only

The division of this Declaration of Trust into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust. Unless otherwise indicated, all references in this Declaration of Trust to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Declaration of Trust.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This Section is not applicable to Sections 5.1, 5.2, 5.3 and 5.4.

ARTICLE 2
DECLARATION OF TRUST

2.1 Establishment of Trust

The Trustee hereby acknowledges and declares that it holds the Trust Assets in trust for, and agrees to administer the Trust Assets for, the use and benefit of holders of Trust Units, their successors, permitted assigns and personal representatives, and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.2 Initial Contribution

It is acknowledged that the Initial Unitholder has paid, concurrently with the execution of this Declaration of Trust, the Initial Contribution to the Trustee for the purpose of settling the Trust, and the Initial Unitholder is issued one Trust Unit in the Trust.

2.3 Name of Trust

The Trust shall be known and designated as the "**AltaGas Income Trust**" and, whenever practicable, lawful and convenient, the property of the Trust shall be held and the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustee deems appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name. Without limiting the foregoing, the Trustee may enter into agreements and other documents for and on behalf of the Trust under the name "AltaGas Income Trust" and the Trustee hereby acknowledges and confirms that any such agreement or document so entered into shall for all be and be

deemed to have been entered into by, and binding on, the Trustee, as trustee for and on behalf of the Trust.

2.4 Head Office

The head office of the Trust hereby created shall be located at 1700, 335 - 4th Avenue S.W., Calgary, Alberta T2P 0J1 or such other place or places in Canada as the Trustee may from time to time designate.

2.5 Nature of the Trust

The Trust is an unincorporated open-ended investment trust, established for the purposes specified in Section 4.1. The Trust is not, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as, or liable or responsible hereunder as, partners or joint venturers. The Trustee is not and shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Declaration of Trust.

2.6 Rights of Unitholders

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein. Except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustee. The legal ownership of the assets of the Trust and the right to conduct the activities of the Trust are vested exclusively in the Trustee, or such other persons as the Trustee may determine, and no Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustee with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee under this Declaration of Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust. No Unitholder has or is deemed to have any right of ownership of any assets of the Trust.

2.7 Unitholders Bound

This Declaration of Trust shall be binding upon all persons who become Unitholders from time to time, including holders of Special Voting Units. By acceptance of a Unit Certificate representing any Units or, during use of the Book-Entry System for

the Units, upon completion of a purchase or other acquisition of a Unit, including pursuant to the Plan, the Unitholder thereof shall be deemed to have agreed to be bound, and shall be so bound, by this Declaration of Trust.

2.8 Liability of Unitholders

(a) No Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person, and no resort shall be had to, nor shall recourse or satisfaction be sought from the private property of any Unitholder for any liability whatsoever in connection with:

(i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom;

(ii) the obligations or the activities or affairs of the Trust;

(iii) any actual or alleged act or omission of the Trustee or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust);

(iv) any act or omission of the Trustee or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust);

(v) any transaction entered into by the Trustee or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or

(vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the activities or affairs of the Trust,

(collectively, "**Trust Liabilities**").

(b) No Unitholder, in its capacity as such, shall be liable to indemnify the Trustee or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.8, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the Trust Assets represented by its Trust Units.

2.9 Contractual Obligations of Trust

In respect of any obligations or liabilities being incurred by the Trust, or the Trustee, the Administrator or the General Partner on behalf of the Trust, the Trustee, the Administrator, the General Partner and the Trust shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision substantially to the following effect:

> The parties hereto acknowledge that **[the Trustee] [the Administrator] [the General Partner]** is entering into this agreement solely **[in its capacity as Trustee] [on behalf]** of the Trust and the obligations of the Trust hereunder shall not be personally binding upon **[the Trustee] [the Administrator] [the General Partner]** or any of the Unitholders of the Trust and that any recourse against the Trust **[, the Trustee] [, the Administrator] [, the General Partner]** or any Unitholder in any manner in respect of any indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this agreement relates, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated.

The omission of such statement from any such document or instrument shall not render the Trustee, the Administrator, the General Partner or the Unitholders liable to any person, nor shall the Trustee, the Administrator, the General Partner or the Unitholders be liable for such omission. If, notwithstanding this provision, the Trustee, the Administrator, the General Partner or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee, the Administrator, the General Partner or Unitholder shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability.

2.10 Conduct of Operations

The activities of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available.

ARTICLE 3
ISSUE AND SALE OF UNITS

3.1 Nature of Units

(a) The beneficial interests in the Trust shall be divided into interests of two classes, described and designated as "**Trust Units**" and "**Special Voting Units**", respectively, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Trust Units and/or Special Voting Units registered in the name of the Unitholder.

(b) Subject to Section 6.5, each Trust Unit represents an equal undivided beneficial interest in any distribution from the Trust (whether of Income of the Trust, Net Realized Capital Gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Trust Unit shall entitle the holder of record thereof to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.

(c) No Special Voting Unit shall be entitled to any interest or share in the distributions or net assets of the Trust. Special Voting Units may be issued in series and shall only be issued in connection with or in relation to Exchangeable Securities on such terms and conditions as may be determined by the Trustee. A Special Voting Unit shall be issued in conjunction with Exchangeable Securities issued. Each Special Voting Unit shall entitle the holder(s) of record thereof to a number of votes at all meetings of Unitholders or in respect of any written resolution of Unitholders equal to the number of Trust Units into which the Exchangeable Securities to which such Special Voting Unit relates are, directly or indirectly, exchangeable or convertible (other than in respect of Exchangeable Securities which have been so exchanged or converted and are held by the Trust or an affiliate thereof). For greater certainty, holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interests in any assets of the Trust on termination or winding-up of the Trust.

(d) Concurrently with the issuance of any Exchangeable Securities and associated Special Voting Units, the Trust shall enter into such agreements, including voting and exchange trust agreements and exchangeable security support agreements, as may be necessary or desirable to properly provide for the terms of the Exchangeable Securities, including to provide for voting of such Special Voting Units.

3.2 Authorized Number of Units

The aggregate number of Trust Units and Special Voting Units which is authorized and may be issued hereunder is unlimited.

3.3 Issue of Units

(a) Units shall be issued pursuant to and in accordance with the Plan.

(b) In addition, Units may be issued by the Trust at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines including pursuant to any unitholder rights plan, distribution reinvestment plan or any incentive option or other compensation plan established by the Trust, and, without limiting the generality of the foregoing, the Trustee may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Units from the Trust or from any other person or procuring or agreeing to procure purchasers for Units. Without limitation of the foregoing, the Trustee may create and issue rights, warrants (including so-called "special warrants" or "subscription receipts" which may be exercisable for no additional consideration) or options to subscribe for Units which rights, warrants or options or other convertible securities may be exercisable at such subscription price or prices and at such time or times as the Trustee may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustee may determine. A right, warrant or option shall not be a Unit and the holder thereof shall not be Unitholder.

(c) Units shall only be issued as and when fully paid in money, property, including indebtedness, or past services, and are not to be subject to future calls or assessments, except that Units to be issued under an offering may be issued for a consideration payable in instalments and the Trust may take a security interest over such Units for unpaid instalments.

3.4 No Fractional Units

Fractions of Units shall not be issued, except pursuant to distributions of additional Units to all Unitholders pursuant to Section 5.7. Fractions of Units will not be entitled to vote at meetings of Unitholders.

3.5 Re-Purchase of Initial Trust Unit by Trust

Immediately after the Effective Date, the Trust shall purchase the initial Trust Unit from the Initial Unitholder, and the Initial Unitholder shall sell the initial Trust Unit to the Trust, for a purchase price of $20.00 and, upon the completion of such purchase and sale, the initial Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Declaration of Trust.

3.6 Consolidation of Trust Units

Immediately after any *pro rata* distribution of additional Trust Units to all holders of Trust Units pursuant to Section 5.7, the number of the outstanding Trust Units will automatically be consolidated such that each such holder will hold after the consolidation the same number of Trust Units as such holder held before the distribution of additional Trust Units and each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution, the Trust shall withhold from the cash portion of such distribution, if any, or the Unitholder shall make a cash payment to the Trust, of an amount equal to the amount of tax required to be remitted to the appropriate taxation authority by the Trust, or, if such withholding cannot be made by the Trust or such payment is not made by the Unitholder: (a) the consolidation of the Trust Units held by such Unitholder will result in such Unitholder holding that number of Trust Units equal to the number of Trust Units held by such Unitholder prior to the distribution minus the number of Trust Units withheld by the Trust on account of withholding taxes payable by the Unitholder in respect of the distribution; and (b) the consolidation shall not apply to any Trust Units so withheld. Any Trust Units so withheld shall either be delivered to the appropriate taxation authority or sold, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Trust Unit Certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Trust Unit Certificate representing such Unitholder's post-consolidation Trust Units other than the withheld Trust Units.

3.7 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Unit.

ARTICLE 4
INVESTMENTS OF TRUST

4.1 Purpose of the Trust

The Trust is an investment trust and its operations and activities shall be restricted to:

(a) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, Holding Trust, the General Partner, AltaGas, or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, electricity or other forms of energy and related businesses and such other investments as the Trustee may determine;

(b) acquiring, holding, maintaining, improving, leasing or managing any real property (or interest in real property) that is capital property of the Trust for purposes of the Tax Act;

(c) borrowing funds and issuing debt securities for the purposes, directly or indirectly, set forth in Sections 4.1(a) and 4.1(b) and entering into hedging arrangements in relation thereto;

(d) temporarily holding cash and other short term investments in connection with and for the purposes of the Trust's activities, including paying administration and trust expenses, paying any amounts required in connection with the redemption of Trust Units and making distributions to holders of Trust Units;

(e) issuing Units and other securities of the Trust (including Exchangeable Securities, or warrants, options, subscription receipts or other rights to acquire Units or other securities of the Trust), for the purposes of:

(i) obtaining funds to conduct the activities described above, including raising funds for further acquisitions;

(ii) repaying any indebtedness or borrowings of the Trust;

(iii) establishing and implementing unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, incentive option

plans or other compensation plans, if any, established by the Trust; and

(iv) making non-cash distributions to holders of Trust Units as contemplated by this Declaration of Trust including in specie redemptions and distributions pursuant to distribution reinvestment plans, if any, established by the Trust;

(f) guaranteeing the obligations of its affiliates pursuant to any good faith debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Trust as security for any obligations of the Trust, including obligations under any such guarantee;

(g) granting security in any form, over any or all of the Trust Assets to secure any or all of the obligations of the Trust;

(h) repurchasing or redeeming securities of the Trust, including Units, subject to the provisions of this Declaration of Trust and applicable law;

(i) carrying out any of the transactions, and entering into and performing any of the obligations of the Trust under any agreements contemplated by this Declaration of Trust;

(j) engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs (a) through (i) above; and

(k) undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustee from time to time,

provided that the Trust shall not, in any event, undertake any activity, take any action, or make any investment which would result in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act or the Units being considered "foreign property" for the purposes of the Tax Act or the Trust itself being liable for any tax under Part XI of the Tax Act.

4.2 Other Investments

To the extent that any monies or other property received by the Trust or the Trustee are not to be immediately used by the Trustee for the purpose of making distributions under Article 5, the Trustee is hereby authorized and, where prudent to do so, shall invest such monies in:

(a) obligations issued or guaranteed by the Government of Canada or a province of Canada or any agency or instrumentality thereof;

(b) short term commercial paper obligations of a corporation whose short term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard & Poor's, division of The McGraw-Hill Companies, Inc.; or

(c) term deposits, interest-bearing accounts, certificates of deposit or banker's acceptances of or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks.

For the purpose hereof, "short term" shall mean having a date of maturity or call for payment not more than 60 days from the date on which the investment is made.

The Trustee shall not purchase or authorize the purchase of any investment which is "foreign property" under Subsection 206(1) of the Tax Act if such purchase would result in the Trust exceeding the foreign property limitations contained in the Tax Act.

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Cash Flow of the Trust

The Cash Flow of the Trust, for, or in respect of, any Distribution Period, shall be equal to the sum of:

(a) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; and

(b) the proceeds of any issuance of Units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purpose;

less the sum of:

(c) all amounts which relate to the redemption of Trust Units and which have become payable in cash by the Trust in such Distribution Period and any expenses of the Trust in such Distribution Period; and

(d) any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period.

5.2 Computation of Income and Net Realized Capital Gains

(a) The Income of the Trust for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act (other than Subsection 104(6) and paragraph 82(1)(b)) having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustee in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the Trust to holders of Trust Units and such other amounts as may be determined in the discretion of the Trustee; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The "**Net Realized Capital Gains**" of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust for the year exceeds (i) the aggregate of the capital losses of the Trust for the year, (ii) any capital gains which are realized by the Trust as a result of a redemption of Trust Units pursuant to Article 6, and (iii) the amount determined by the Trustee in respect of any net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year.

5.3 Distributions of Cash Flow of the Trust

The Trustee shall, subject to any limitations contained in any Offering Document, on or before each Distribution Record Date on or after May 1, 2004, declare payable to the holders of Trust Units on such Distribution Record Date all or any part of the Cash Flow of the Trust for the Distribution Period which includes such Distribution Record Date. The proportionate share for each Trust Unit of the amount of such Cash Flow of the Trust (or portion thereof declared payable) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. The share of such Cash Flow of the Trust (or portion thereof declared payable) attributable to each holder of Trust Units shall be an amount equal to the proportionate share for each Trust Unit of the amount of such Cash Flow of the Trust (or portion thereof declared payable) multiplied by the number of Trust Units owned of record by each such holder of Trust Units on such Distribution Record Date. Subject to Sections 5.7 and 5.8, Cash Flow of the Trust which has been declared to be payable to holders of Trust Units in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions which are made payable to holders of Trust Units pursuant to Section 5.3, the Trustee may declare to be payable and make distributions to holders of Trust Units, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee may determine.

(b) Having regard to the present intention of the Trustee to allocate, distribute and make payable to holders of Trust Units all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustee, be due and payable to holders of Trust Units of record on December 31 in each such year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Trust Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each holder of Trust Units' share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such holder of Trust Units on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which are payable to holders of Trust Units pursuant to either Section 5.4(a) or (b)

shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 5.4(a) or December 31 in the applicable year in respect of a distribution pursuant to Section 5.4(b).

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to holders of Trust Units for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations (or designated in respect of the Trust where the Trust is a beneficiary of another trust), net capital gains realized by the Trust in the year (or designated in respect of the Trust where the Trust is a beneficiary of another trust) and foreign source income of the Trust for the year, as well as elect under Subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to such Unitholders. Distributions payable to holders of Trust Units pursuant to this Article 5 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution. Without limiting the generality of the foregoing and in addition to the distributions which are made payable to holders of Trust Units, the Trustee may designate any capital gain realized by the Trust as a result of the redemption of Units pursuant to Section 6.5, and any income attributable to interest accrued on Holding Trust Notes distributed, to the redeeming Unitholders in accordance with that Section 6.5.

5.6 Enforceability of Right to Receive Distributions

For greater certainty, it is hereby declared that each holder of Trust Units shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution, which are payable to such Unitholder pursuant to this Article 5.

5.7 Method of Payment of Distributions

(a) Where the Trustee determines that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article 5 on the due date for such payment, the payment may, at the option of the Trustee, include the issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of

cash which has been determined by the Trustee to be available for the payment of such distribution.

(b) The value of each Trust Unit which is issued pursuant to Section 5.7(a) shall be the closing market price (as defined in Section 6.3) of the Trust Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, on the applicable Distribution Record Date in respect of a distribution under Section 5.4(a) or December 31 in respect of a distribution under Section 5.4(b), provided that if the particular date is not a Business Day then the closing market price shall be determined on the last Business Day which precedes such particular date.

5.8 Withholding Taxes

The Trustee may deduct or withhold from distributions payable to any holder of Trust Units all amounts required by law to be withheld from such distribution. In addition, Non-Resident holders of Trust Units will be required to pay all withholding taxes payable in respect of any distributions in the form of additional Trust Units under Section 5.7.

5.9 Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article 5 which is defined in the Tax Act shall have for the purposes of this Article 5 the meaning that it has in the Tax Act.

5.10 Distribution Reinvestment and Unit Purchase Plan

Subject to any required regulatory approvals (and any Unitholder approval imposed by regulatory requirements), the Trustee may, as directed by the General Partner, establish one or more Unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, Trust Unit option plans, incentive option plans or other compensation plans at any time and from time to time.

ARTICLE 6
REDEMPTION OF TRUST UNITS

6.1 Right of Redemption

Each holder of Trust Units shall be entitled to require the Trust to redeem at any time or from time to time at the demand of such holder of Trust Units all or any part of the Trust Units registered in the name of such holder of Trust Units at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2 Exercise of Redemption Right

(a) To exercise a right to require redemption of Trust Units under this Article 6, a duly completed and properly executed notice requesting the Trust to redeem Trust Units, in a form reasonably acceptable to the Trustee, specifying the number of Trust Units to be so redeemed, shall be sent by a holder of Trust Units to the Trust at the head office of the Trust and to CDS. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and CDS and is accompanied by any further evidence that the Trustee or CDS may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Trust Units, the holder of Trust Units shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions thereon which are declared payable to the holders of Trust Units of record on a date which is subsequent to the day of receipt by the Trust of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Trust and CDS have, to their satisfaction, received the notice and other required documents or evidence as aforesaid.

6.3 Cash Redemption

(a) Subject to Section 6.4, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 6.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "**Redemption Price**") equal to the lesser of:

(i) 90% of the "market price" per Trust Unit on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) during the period of the last 10 trading days immediately prior to the date on which the Trust Units were tendered for redemption; and

(ii) 100% of the "closing market price" on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) on the date that the Trust Units were tendered for redemption.

For the purposes of Section 6.3(a)(i), the "**market price**" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the ten trading days, the market price shall be the simple average of the following prices established for each of the ten trading days: the average of the bid and ask prices for each day on which there was no trading; the weighted average trading price of the Trust Units for each day that there was trading if the exchange or market provides a weighted average trading price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of Section 6.3(a)(ii), the "**closing market price**" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date on which the Trust Units were tendered for redemption and the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of Trust Units on the date on which the Trust Units were tendered for redemption if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; or the average of the last bid and ask prices on the date if there was no trading on the date.

(b) Subject to Sections 6.4 and 6.5, the Redemption Price payable in respect of the Trust Units surrendered for redemption during any calendar month shall be satisfied by way of cash payment within five Business Days after the end of the calendar month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former holder of Trust Units unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former holders of Trust Units in respect of the Trust Units so redeemed.

6.4 No Cash Redemption in Certain Circumstances

Section 6.3(b) shall not be applicable to Trust Units tendered for redemption by a holder of Trust Units, if:

(a) the total amount payable by the Trust pursuant to Section 6.3 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000 (the "**Monthly Limit**"); provided that the Trustee may, in its sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust pursuant to Section 6.3(b) exceeds the Monthly Limit will be redeemed for cash pursuant to Section 6.3(b) and, unless any applicable regulatory approvals are required, by a distribution *in specie* under Section 6.5, on a *pro rata* basis;

(b) at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on the Toronto Stock Exchange or traded or quoted on any stock exchange or market which the Trustee considers, in its sole opinion, provides representative fair market value prices for the Trust Units;

(c) the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10-day trading period prior to the date on which such Trust Units were tendered for redemption; or

(d) the redemption of Trust Units will result in the delisting of the Trust Units on the principal stock exchange on which the Trust Units are listed.

6.5 In Specie Redemption

If, pursuant to Section 6.4, Section 6.3(b) is not applicable to Trust Units tendered for redemption by a holder of Trust Units, then such holder of Trust Units shall, instead of the Redemption Price per Trust Unit specified in Section 6.3, be entitled to receive a price per Trust Unit (the "**in specie Redemption Price**") equal to the fair market value of a Trust Unit as determined by the Trustee in its sole discretion, and the in specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution *in specie* of Trust Assets which may include Series 3 Holding Trust Notes or other assets held by the Trust (other than Holding Trust Units), as determined in the sole discretion of the Trustee. In the event of distributions of Holding Trust Notes, each Holding Trust Note so distributed to the redeeming holder of Trust Units shall be in the principal amount of $10. No fractional Holding Trust Notes shall be distributed and where the number of Holding Trust Notes to be received upon redemption by a holder of Trust Units would otherwise include a fraction, that number shall be rounded down to the next lowest whole number.

The in specie Redemption Price payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the holder of Trust Units who exercised the right of redemption, within five Business Days after the end of the calendar month in which the Trust Units were tendered for redemption, of Trust Assets determined as aforesaid. In respect of any Trust Assets being transferred in payment of the in specie Redemption Price, the Trust shall be entitled to all interest paid or accrued and unpaid in respect of such Trust Assets (including Holding Trust Notes and any other instruments on which interest is accruing), to and including the date of transfer thereof. Payments by the Trust of the in specie Redemption Price are conclusively deemed to have been made upon the mailing of the documents evidencing ownership of the property so distributed by registered mail in a postage prepaid envelope addressed to the former holder of Trust Units. Upon such payment, the Trust shall be discharged from all liability to the former holder of Trust Units in respect of Trust Units so redeemed.

6.6 Purchase for Cancellation

The Trust may from time to time purchase for cancellation some or all of the Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market, by private agreement or upon any recognized stock exchange on which such Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust.

6.7 Cancellation of all Redeemed Trust Units

All Trust Units which are redeemed or purchased for cancellation under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

6.8 Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 all amounts required by applicable law to be so withheld.

6.9 Retraction of Special Voting Units

At such time as no Exchangeable Securities (other than Exchangeable Securities owned by the Trust and its affiliates) relating to a Special Voting Unit are outstanding, and no shares of stock, debt, options or other securities or agreements which could give rise to the issuance of any such Exchangeable Securities to any person (other than the Trust and its affiliates) exist, the applicable Special Voting Unit shall automatically be redeemed by the Trust and cancelled. Upon any such redemption or other purchase or acquisition of a Special Voting Unit by the Trust, such Special Voting Unit shall be deemed retired and cancelled and may not be reissued.

ARTICLE 7
THE TRUSTEE

7.1 Trustee's Term of Office

Subject to Sections 7.2 and 7.4, the Initial Trustee is hereby appointed as the Trustee of the Trust for an initial term of office which shall expire at the conclusion of the 3rd annual meeting of Unitholders. A decision to reappoint, or to appoint a successor to, the Trustee shall be made at the 3rd annual meeting of Unitholders and thereafter at each 3rd annual meeting of Unitholders following the meeting at which any reappointment or appointment is made. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or in the manner set out in Section 7.5. Notwithstanding the foregoing, if the Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of the Trustee expires and if no successor to the Trustee is appointed at that meeting, the Trustee shall continue to hold the office of trustee under this Declaration of Trust until a successor has been appointed under Section 7.5.

7.2 Qualifications of Trustee

The Trustee and any successor to the Trustee or any new trustee appointed under this Article 7 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the *Tax Act*. Such corporation must at all times when it is the Trustee be registered under the laws of Alberta to carry on the business of a trust corporation and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Declaration of Trust.

7.3 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder by giving to the Administrator not less than 60 days' written notice, but no such resignation shall be effective until:

(a) a new trustee has been appointed in the place of the Trustee in the manner set out in Section 7.5; and

(b) the new trustee has accepted such appointment and has legally and validly assumed all obligations of the Trustee related hereto.

7.4 Removal of Trustee

The Trustee may be removed at any time with or without cause by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose. The Trustee may also be removed at any time by the Administrator or the General Partner by notice in writing to the Trustee if, at any time:

(a) the Trustee no longer satisfies all the requirements of Section 7.2;

(b) the Trustee shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, to wind-up its affairs;

(c) the assets of the Trustee, or a substantial part thereof, shall otherwise become subject to seizure or confiscation;

(d) the Trustee shall otherwise become incapable of performing its responsibilities under this Declaration of Trust; or

(e) as a result of a material increase in the fees charged by the Trustee.

No notice to remove the Trustee under this Section 7.4 shall become effective until:

(a) the removal of the Trustee has been approved by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose;

(b) a new trustee has been appointed in the place of the Trustee in the manner set out in Section 7.5; and

(c) the new trustee has accepted such appointment and has legally and validly assumed all obligations of the Trustee related hereto.

7.5 Appointment of Successor to Trustee

A successor to a Trustee which has been removed under Section 7.4 or which has given notice of resignation under Section 7.3 shall be appointed by an Ordinary Resolution passed at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 7.2.

Subject to Section 7.2, the General Partner may appoint a successor to any Trustee which has been removed under Section 7.4, which has given a notice of resignation under Section 7.3, or which has not been reappointed under Section 7.1, if the Unitholders fail to do so at the relevant meeting.

No appointment of any successor trustee shall be effective until such successor trustee has accepted such appointment and has legally and validly assumed all of the obligations of the Trustee related hereto.

7.6 Failure to Appoint Successor

In the event that no successor to a Trustee which has delivered a notice of resignation in accordance with Section 7.3 or which has received notice of removal in accordance with Section 7.4 has accepted an appointment within 60 days after the

receipt by the General Partner of the notice of resignation or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the General Partner or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders.

7.7 Consequences of Resignation or Removal

Upon the resignation or removal of the Trustee, or the Trustee otherwise ceasing to be the Trustee, it shall:

(a) cease to have rights, privileges, powers and authorities of the Trustee hereunder;

(a) execute and deliver such documents as the Administrator shall reasonably require for the conveyance of any Trust Assets held in the Trustee's name; and

(b) account to the Administrator, as the Administrator may require, for all property which the Trustee holds as Trustee.

Upon the Trustee ceasing to hold office as such hereunder, the Trustee shall cease to be a party (as Trustee) to this Declaration of Trust; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 8.8 which accrued prior to its vacation of the office of Trustee.

7.8 Vacancies

No vacancy of the office of the Trustee shall operate to annul this Declaration of Trust or affect the continuity of the Trust.

7.9 Successor and Additional Trustee

The rights of the Trustee to control and exclusively administer the Trust and to have the title to the Trust Assets and all other rights of the Trustee at law shall vest automatically in any person who may hereafter become the Trustee upon its due appointment and qualification without any further act and it shall thereupon have all the rights, privileges, powers, obligations and immunities of the Trustee hereunder. Such rights shall vest in the Trustee whether or not conveyancing or transfer documents have been executed and delivered pursuant to Section 7.7 or otherwise.

7.10 Compensation and Other Remuneration

The Trustee shall be paid by the Trust such fees as may be agreed upon in writing from time to time by the General Partner and the Trustee, and if any such fees

are not paid by the Trust within 30 days of the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Assets. As part of the expenses of the Trust, the Trustee may pay or cause to be paid all reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust or in connection with the discharge of any of the duties herein, including, without limitation, fees, costs and expenses of the Administrator, Auditors, accountants, lawyers, appraisers and other agents, consultants, and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders, including remuneration of the Trustee for services rendered to the Trust in any other capacity (including as Transfer Agent or Depository). All costs, charges and expenses properly incurred by the Trustee on behalf of the Trust shall be payable out of the Trust Assets. All costs, charges and expenses (including any amounts payable to the Trustee under Sections 8.8) properly incurred by the Trustee on behalf of the Trust shall be payable by the Trust, and if any such costs, charges and expenses are not paid by the Trust within 30 days of the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Assets. The Trustee shall have a lien on the Trust Assets (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.11 Validity of Acts

Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

ARTICLE 8
CONCERNING THE TRUSTEE

8.1 Powers of the Trustee

(a) The Trustee, subject to the specific limitations contained in this Declaration of Trust, shall have, without further or other action or consent, and free from any power or control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the Trust Assets and over the affairs of the Trust to the same extent as if the Trustee was the sole and absolute beneficial owner of the Trust Assets in its own right, to do all such acts and things as in its sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created hereunder. In construing the provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustee. The enumeration of any specific power or authority herein (including in Section 8.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustee. To the maximum extent permitted by applicable

law, the Trustee shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees.

(b) Without limiting the foregoing, the Trustee is authorized to, and may, enter into the Delegation Agreement and thereby delegate to the General Partner: (i) the power, authority and responsibility to make all decisions required to be made by the Trustee from time to time in relation to the Trust including, without limitation, the power, authority and responsibility for any and all matters referred to in the Delegation Agreement; and (ii) the powers and authorities of the Trust that are necessary or desirable to enable the General Partner to fully implement each decision made by the General Partner within the scope of the power, authority and responsibility delegated to it under the Delegation Agreement including, without limitation, the power to further delegate from time to time, such powers and authorities, or any of them, to such person or persons the General Partner determines appropriate and qualified to exercise such power and authorities; provided that in accepting the delegation, the General Partner agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The General Partner may, and if directed by the General Partner in writing, the Trustee shall, execute any agreements on behalf of the Trust as the General Partner shall have authorized within the scope of any authority delegated to it under the Delegation Agreement.

8.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust or contracts or obligations of the Trustee or the Trust and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by the Trustee in such manner and upon such terms and conditions as they may from time to time determine proper including the powers and authorities to do the following or to cause the same to be done:

(a) supervise the activities and manage the investments and conduct the affairs of the Trust;

(b) maintain records and provide reports to Unitholders;

(c) collect, sue for and receive all sums of money due to the Trust;

(d) effect payment of distributions to the holders of Trust Units as provided in Article 5;

(e) invest funds of the Trust as provided in Article 4;

(f) arrange for the procedures regarding the limitations on Non-Resident ownership as provided in Section 12.5 to be implemented as therein set forth;

(g) possess and exercise all the rights, powers and privileges pertaining to the ownership of the Holding Trust Units and the Holding Trust Notes subject to the Holding Trust Note Indenture and all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(h) where reasonably required, engage or employ on behalf of the Trust any persons as agents, representatives, administrators, employees or independent contractors (including, without limitation, investment advisors, registrars, transfer agents, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(i) except as prohibited by applicable law, delegate any of the powers and duties of the Trustee in relation to the Trust as provided hereunder or otherwise to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons (including but not limited to the General Partner or the Administrator) without liability to the Trustee, except as provided in this Declaration of Trust, and may, from time to time, with the consent of the General Partner, change the Administrator;

(j) engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(k) arrange for insurance contracts and policies insuring the Trust, the Trust Assets, the business of the AltaGas Entities and/or any or all of the Trustee or the Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(l) cause legal title to any of the Trust Assets to be held by and/or in the name of a Trustee, or except as prohibited by law, by and/or in the name of the Trust or any other custodian or person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein; provided, however, that should legal title to any of the Trust Assets be held by and/or in the name of any person or persons other than a Trustee or the Trust, the Trustee shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(m) as directed by the Board of Directors, issue Units, Exchangeable Securities or other rights, warrants, options or other securities convertible into or exchangeable for Units, in accordance with Offering Documents, such issuance to be subject to the terms and conditions of the Declaration of Trust;

(n) enter into or perform the obligations of the Trust under any Underwriting Agreement approved by the General Partner;

(o) enter into or perform the obligations of the Trust under and in respect of any and all agreements to which the Trust becomes a party including, but not limited to, the Arrangement Agreement, the Delegation Agreement, the Administration Agreement, the Support Agreement and the Voting and Exchange Trust Agreement;

(p) in addition to the mandatory indemnification provided for in Section 8.7, to the extent permitted by law, indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Trust has dealings including, without limitation, the Trustee, the Depository, the Transfer Agent, any other registrar and transfer agent or escrow agent, to such extent as the Trustee shall determine;

(q) with the approval or confirmation of Unitholders, enact and from time to time adopt, amend or repeal by-laws consistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust;

(r) without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and enter into hedging arrangements with respect thereto and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Trust or in Trust Assets or engage in any other means of financing the Trust;

(s) pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the Trust Assets, or undertaking or income of the Trust, or imposed upon or against the Trust Assets, or undertaking or income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to holders of Trust Units in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustee will seek the advice of the Trust's counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient;

(t) guarantee the obligations of any of the AltaGas Entities and any subsidiary of any of them and any other subsidiary of the Trust pursuant to any debt for borrowed money or other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Trust as security for such guarantee as directed by the General Partner;

(u) grant security, in any form, over any or all of the Trust Assets to secure any or all of the obligations of the Trust including its obligations under any guarantee as directed by the General Partner; and

(v) do all such other acts and things as are incidental to or related to the foregoing, and exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

The Trustee shall, except as may be prohibited by applicable law, have the right to delegate authority for the above-referenced matters to a manager or administrator (including to the Administrator under the Administration Agreement) where the Trustee determine in its sole discretion that such delegation is desirable to effect the administration of the duties of the Trustee under the Declaration of Trust.

8.3 Securities Held by the Trust

Subject to the provisions hereof:

(a) the Holding Trust Units and the Holding Trust Notes held from time to time by the Trustee as part of the Trust Assets may be voted by the Trustee at any and all meetings of unitholders or noteholders of Holding Trust at which the holders of such Holding Trust Units or the Holding Trust Notes are entitled to vote; and

(b) the shares of the General Partner held from time to time by the Trustee as part of the Trust Assets may be voted by the Trustee at any and all meetings of shareholders of the General Partner and shall be voted so as to elect to the Board of Directors such persons as the Unitholders, by Ordinary Resolution, direct subject, as applicable, to the provisions of the Shareholder Agreement.

8.4 Restrictions on Trustee's Powers

(a) Notwithstanding Section 8.3, the Trustee may not under any circumstances whatsoever: vote the Holding Trust Units, the Trust's securities of the General Partner or, where applicable, the Holding Trust Notes; or vote the Trust's securities of, or permit Holding Trust or the General Partner to vote their interests in, AltaGas LP #1 or AltaGas LP #2; or AltaGas LP #1 to vote its interests in AltaGas LP #2; or AltaGas LP #2 to vote its securities of AltaGas, to authorize:

(i) any sale, lease or other disposition of all or substantially all of the assets of the General Partner, Holding Trust, AltaGas LP #1, AltaGas LP #2 or AltaGas, except in conjunction with an internal reorganization or a pledge in accordance with Section 8.2(r);

(ii) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Holding Trust, AltaGas LP #1, AltaGas LP #2 or AltaGas, except in conjunction with an internal reorganization;

(iii) any material amendment to the Holding Trust Note Indenture, other than an amendment which is not prejudicial to the Trust;

(iv) the winding-up, liquidation or dissolution of the General Partner, Holding Trust, AltaGas or (unless all of such limited partnership interests therein are owned directly or indirectly by the Trust) AltaGas LP #1 or AltaGas LP #2 prior to the end of the term of the Trust; or

(v) any material amendment to the declaration of trust by which Holding Trust will be created, the limited partnership agreement to govern AltaGas LP #1, the limited partnership agreement to govern AltaGas LP #2 or the constating documents of Holding Trust Trustee, the General Partner or AltaGas, in a manner prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders duly called for that purpose.

(b) Except as part of an internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Trustee shall have no power to:

(i) sell or otherwise dispose of any securities of the General Partner, Holding Trust Units or Holding Trust Notes, except pursuant to a pledge in accordance with Section 8.2(r) or an in specie redemption under Section 6.5; or

(ii) sell all or substantially all of the Trust Assets or cause Holding Trust to sell all or substantially all of its assets, or cause Holding Trust to cause any subsidiary thereof to sell all or substantially all of the direct or indirect assets of the Trust, in each case in a single transaction or a series of related transactions, except with the approval of the Unitholders by Special Resolution.

8.5 Banking

The banking activities of the Trust, or any part thereof, including, without limitation, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities, shall be transacted with

such bank, trust company, or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or authorize from time to time and shall be transacted on the Trust's behalf by the Trustee or officers of the Trust, the General Partner or the Administrator as the Trustee may designate, appoint or authorize from time to time.

8.6 Standard of Care and Duties

The Trustee shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give bond surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee shall not be required to devote their entire time to the investments or business or affairs of the Trust.

8.7 Limitations on Liability of Trustee

(a) Except in the event of a breach of the standard of care, diligence and skill set forth in Section 8.6, the Trustee shall not be liable to any Unitholder for any action taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by Holding Trust to perform obligations or pay monies owed to the Trust. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under this Declaration of Trust, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 8.6, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

(b) Subject to the standard of care set forth in Section 8.6, none of the Trustee nor any officer, director, employee or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with Trust Assets or the affairs of the Trust, including, without limitation, in respect of any loss or diminution in value of any Trust Assets to the Trust or to the Unitholders or to any other person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments,

costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect of the affairs of the Trust. No property or assets of the Trustee, owned in its personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof.

8.8 Indemnification of Trustee

The Trustee and each former Trustee and each of their respective directors, officers, agents and employees (the "**Indemnified Parties**") shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon such person in consequence of its performance of its duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a Trustee or, at the request of the Trust, a trustee, director or officer of any AltaGas Entity unless any of the foregoing arises out of the gross negligence, wilful misconduct or fraud of the applicable Indemnified Party. An Indemnified Party shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under applicable law, except out of the Trust Assets, and no Unitholder or other Trustee or former Trustee shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

8.9 Apparent Authority

No person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purported to be made by the Trustee or by such officer, employee or agent or to make any inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such of officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Assets and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

8.10 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Trustee becomes aware that the Units have ceased to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Trustee shall give notice to Unitholders that Units have ceased to be qualified investments for such plans. The Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Unit not being a qualified investment for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee has complied with Section 8.6.

8.11 Declaration as to Beneficial Owner

The Trustee may require any Unitholder as shown on the register of Unitholders to provide a declaration, in form prescribed by the Trustee, as to the beneficial owner of Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owner is resident.

8.12 Conditions Precedent

The obligation of the Trustee to call any meeting pursuant to Article 11 or to commence to wind up the affairs of the Trust pursuant to Article 13 shall be conditional upon the General Partner, the Administrator, Unitholders or any other person furnishing sufficient funds to commence or continue such act, action or proceeding and furnishing an indemnity (to the extent sufficient funds for such purpose are not available in the Trust Assets) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof, and the obligation of the Trustee to commence or continue any other act, action or proceeding for the purpose of performing its duties under this Declaration of Trust or enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Declaration of Trust shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is indemnified as aforesaid.

8.13 Survival of Indemnities

The indemnities provided in Section 8.8 shall survive the termination of this Declaration of Trust under Article 13 and the removal or resignation of the Trustee under Article 7.

8.14 Trustee May Have Other Interests

Subject to applicable laws and the qualifications of Trustee provided in Section 7.2, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Declaration of Trust, the Trustee is hereby expressly permitted to:

(a) be an associate or an affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an associate or an affiliate of, a person with whom the Trust or AltaGas contracts or deals or which supplies services to the Trust or AltaGas;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Assets, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 8.14 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

8.15 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 9
MANAGEMENT OF THE TRUST

9.1 The Administrator

Except as otherwise provided herein or as expressly prohibited by applicable law, the Trustee may grant or delegate to the Administrator such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Administrator to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make decisions which conform to general policies and general principles set forth herein or established by the Trustee. The Administrator shall have the powers and duties expressly provided for herein and in the Administration Agreement, including the power to further delegate administration of the Trust, provided that no further delegation shall be effective until the Administrator shall have notified the Trustee of the name of the person or persons to whom such further delegation is made and the terms and conditions thereof. The Trustee may enter into a contract with the Administrator relating to the Administrator's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee. The Trustee is authorized to, and may, enter into the Administration Agreement.

9.2 Power of Attorney

Without limiting any of the other provisions of this Article 9, the Trustee shall irrevocably delegate to the General Partner from time to time the full power and authority, and irrevocably constitute the General Partner its true and lawful attorney in fact, to sign on behalf of the Trust all prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto or to complete the transactions contemplated thereby that are required to be signed by the Trust from time to time.

9.3 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the General Partner or the Administrator pursuant to the Delegation Agreement or the Administration Agreement, respectively, or hereunder, and the Trustee shall have no duty to supervise the General Partner or the Administrator and, in relying upon the General Partner or the Administrator, shall be deemed to have complied with its obligations under Section 8.6 and shall be entitled to the benefit of the indemnity provided in Section 8.8.

9.4 Performance of Obligations

In the event that the Administrator is unable or unwilling to perform its obligations under the Administration Agreement, or there is no Administrator, the Trustee shall either perform all obligations of the Administrator thereunder or shall be entitled to engage another person that is duly qualified to perform such obligations.

ARTICLE 10
AMENDMENT

10.1 Amendment

The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by Special Resolution; provided that the provisions of this Declaration of Trust may be amended by the Trustee without the consent, approval or ratification of the Unitholders or any other person at any time:

(a) for the purpose of ensuring continuing compliance with applicable laws;

(b) in a manner which, in the opinion of the Trustee, provides additional protection for the Unitholders;

(c) to remove any conflicts or inconsistencies in this Declaration of Trust or to make minor corrections which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

(d) in a manner which, in the opinion of the Trustee, are necessary or desirable as a result of changes in Canadian taxation laws; or

(e) to change the *situs* of, or the laws governing, the Trust which, in the opinion of the Trustee is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability,

but notwithstanding the foregoing, no such amendment shall modify the voting rights of any Unit or reduce the fractional undivided interest in the Trust Assets represented by any Trust Unit without the consent of the holder of such Unit, and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 10.1 without the consent of the holders of all of the Units then outstanding.

10.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to Section 10.1 and in any event not later than the date the Trust is required to provide the financial disclosure in Section 15.7, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

10.3 Amendments Prior to the Effective Date

Notwithstanding Sections 11.5 and 14.1, on or before the Effective Date, the Trustee shall execute and deliver such indentures or instruments supplemental hereto or in restatement hereof, which may add to, delete, amend, vary or change any of the provisions hereof, as the General Partner may direct in writing and as may be necessary to give proper effect to the intent and purpose of the Arrangement.

ARTICLE 11
MEETINGS OF UNITHOLDERS

11.1 Annual and Special Meetings of Unitholders

(a) Annual meetings of the Unitholders shall be called, commencing in 2005, on a day on or before June 30 in each year, at a time and at a place in Canada set by the Trustee. The business transacted at such meetings shall include the presentation of the audited financial statements of the Trust for the immediately preceding fiscal year, the direction of the Trustee as to the persons to be elected to the Board of Directors for the ensuing year subject, as applicable, to the provisions of the Shareholder Agreement, the appointment of Auditors for the ensuing year, and the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11 or as the Trustee may determine or as may be properly brought before the meeting.

(b) Special meetings of the Unitholders may be called at any time and for any purpose by the Trustee.

(c) Unitholders holding in the aggregate not less than 5% of all votes entitled to be voted at a meeting of Unitholders may requisition the Trustee to call a special meeting of Unitholders for the purposes stated in the requisition. The requisition shall:

(i) be in writing;

(ii) set forth the name and address of, and number of Trust Units and Exchangeable Securities (and votes attached thereto which, in the aggregate, must not be less than 5% of all votes entitled to be voted at a meeting of Unitholders) held by, each person who is supporting the requisition; and

(iii) shall state in reasonable detail the business to be transacted at the meeting and shall be sent to the Trustee. Upon receiving a requisition complying with the foregoing, the Trustee shall call a

meeting of Unitholders to transact the business referred to in the requisition, unless:

(A) a record date for a meeting of Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Trust Units are listed for trading;

(B) the Trustee has called a meeting of Unitholders and has given notice thereof pursuant to Section 11.3; or

(C) in connection with the business as stated in the requisition:

1. it clearly appears that a matter covered by the requisition is submitted by the Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustee, the Administrator (or any associate or affiliate of the Administrator), the Unitholders or one or more of the AltaGas Entities, or primarily for the purpose of promoting general economic, political, religious, social or similar causes or primarily for a purpose that does not relate in a significant way to the business or affairs of the Trust;

2. the Trust, at the Unitholder's request, had previously included a matter substantially the same as a matter covered by the requisition in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

3. substantially the same matter covered by the requisition was submitted to Unitholders in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the matter covered by the requisition was defeated; or

4. the rights conferred by this Section 11.2 are being abused to secure publicity.

(d) If the Trustee does not, within 21 days after receiving the requisition, call a meeting (except where the grounds for not calling the meeting are one or

more of those set forth in subsection 11.1(c) above), any Unitholder who signed the requisition may call the meeting in accordance with the provisions of Article 11, *mutatis mutandis.*

(e) Meetings of Unitholders (other than annual meetings) shall be held in Calgary, Alberta, or at such other place as the Trustee shall designate.

(f) The chair of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as chair by a majority of the votes cast by Unitholders represented at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

(g) The Trustee, officers of the Administrator, officers of the General Partner, members of the Board of Directors, the Auditors and any other person approved by the Trustee, the chair of the meeting or by resolution passed by a majority of the votes cast by Unitholders represented at the meeting may attend meetings of the Unitholders.

(h) Any person entitled to attend a meeting of Unitholders may participate in the meeting, subject to and in accordance with applicable securities laws, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Trust makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of this Declaration of Trust to be present at the meeting.

(i) If the Trustee or the Unitholders call a meeting of Unitholders pursuant to this Declaration of Trust, the Trustee or Unitholders, as the case may be, may determine that the meeting shall be held, subject to and in accordance with applicable securities laws, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

11.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Unitholder at the Unitholder's last address on the books of the Trust, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any Special Resolution, at the time of mailing of the notice,

proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of a quorum under Section 11.3, may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this Section 11.2, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

11.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the votes attached to all outstanding Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 7 days later and to such place and time as may be appointed by the chair of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders then present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.4 Voting Rights of Unitholders

Subject to the Voting and Exchange Trust Agreement, only Unitholders of record shall be entitled to vote and each Unit shall entitle the holder or holders of that Unit on a poll vote at any meeting of Unitholders to the voting rights set out herein. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Units entitled to vote thereat may vote by proxy and a proxyholder need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent for verification at least 24 hours prior to the commencement of such meeting. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless

11.6 Meaning of "Special Resolution" and "Ordinary Resolution"

(a) "**Special Resolution**" when used in this Declaration of Trust means, subject to this Article 11, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article 11 and passed by more than 66 2/3% of the votes cast on such resolution by Unitholders represented at the meeting.

(b) "**Ordinary Resolution**" when used in this Declaration of Trust means, subject to this Article 11, a resolution passed at a meeting of Unitholders (including an adjourned meeting) duly convened and held in accordance with the provisions of this Article 11 and passed by more than 50% of the votes cast on such resolution by Unitholders represented at the meeting.

(c) Votes on any resolution shall be by show of hands unless the Chair of the meeting or a Unitholder requests a poll.

11.7 Meaning of "Outstanding"

Every Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee or Transfer Agent for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Unit Certificate which has been lost, stolen, mutilated or destroyed, only the new certificates shall be counted for the purposes of determining the number of Units outstanding;

(b) for the purpose of any provision of this Declaration of Trust entitling Unitholders to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Units owned directly or indirectly, legally or equitably, by the Trust or any AltaGas Entity shall be disregarded, except that:

    (i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Units which the Trustee knows are so owned shall be so disregarded; and

    (ii) Units so owned which have been pledged in good faith other than to the Trust or any AltaGas Entity shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Units in his or her discretion free from the control of the Trust or any AltaGas Entity; and

challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

11.5 Resolutions Binding the Trust

Unitholders shall be entitled to pass resolutions that will bind the Trust only with respect to the following matters:

(a) the election or removal of a Trustee as provided in Article 7;

(b) the appointment or removal of Auditors as provided in Article 16;

(c) the appointment of an inspector as provided in Section 11.10;

(d) amendments of this Declaration of Trust as provided in Section 10.1;

(e) the termination of the Trust as provided in Section 13.2;

(f) the sale of all or substantially all of the Trust Assets;

(g) the exercise of voting rights attached to the voting securities of the General Partner and Holding Trust held by the Trust as provided in Section 8.3, including voting for the Trust's nominees to act as members of the Board of Directors;

(h) the dissolution of the Trust prior to the end of its term;

(i) the ratification of any Unitholder rights plan, distribution reinvestment plan, Trust Unit purchase plan, Trust Unit option plan, incentive option plan or other compensation plan contemplated by Section 5.10 requiring Unitholder approval; and

(j) the appointment or removal of the trustee to serve as trustee of Holding Trust.

Except with respect to the above matters set out in this Section 11.5, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter on which Unitholder approval is required under this Declaration of Trust shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust and except for the matters set out in Sections 11.5(a), 11.5(b) and 11.5(g) above which matters may be dealt with by Ordinary Resolution.

(c) for the purposes of Section 11.7(b), the Transfer Agent shall provide a certificate which will state the number of Units and the certificate numbers of certificates, if certificates are issued, held by the Trust or any AltaGas Entity. The Trustee shall be entitled to rely on such certificate in order to disregard the votes of any of such parties.

11.8 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though the Unitholder has since that time disposed of his or her Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately proceeding the date upon which notice of the meeting is given as provided under Section 11.2.

11.9 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Declaration of Trust at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from such meeting, and each Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.10 Appointment of Inspector

The Trustee shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 25% of the votes attached to Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustee of its responsibilities and duties in respect of the Trust. An inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes, cast by Unitholders represented at the meeting. Any such inspector shall on reasonable notice have reasonable access during normal business hours to (i) all books, records and accounts of the Trust and the AltaGas Entities, (ii) the Trustee, directors, officers and senior management of the Trust and the AltaGas Entities, and (iii) such financial and operating data and other information with respect to the Trust and the AltaGas Entities as the inspector may reasonably request.

11.11 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, to the extent possible, with all provisions of the CBCA and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

11.12 Resolutions in Writing

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Unitholders holding more than 66 2/3% votes attached to outstanding Units at any time shall be as valid and binding for all purposes of this Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 11.5 or Section 11.6 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

11.13 No Breach

Notwithstanding any provision of this Declaration of Trust, Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

12.1 Nature of Units

(a) The provisions of this Article 12 shall not in any way alter the nature of Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Units if desirable to issue them to Unitholders and the recording of all transactions in respect of Units and Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons. The Trust Units shall be evidenced by certificates in the form of a Trust Unit Certificate. One or more Global Trust Unit Certificates (a "**Global Trust Unit Certificate**") may be issued in the name of, or the name of the nominee of, and deposited by the Transfer Agent with, or on behalf of, CDS or a successor (collectively, the "**Depository**"), as custodian of such Global Trust Unit Certificate and registered by the Transfer Agent in the name of the Depository or its nominee. No purchaser of Trust Units represented by a Global Trust Unit Certificate will be entitled to a certificate or other instrument from the Trust or the Depository evidencing that purchaser's

ownership thereof except in the circumstances described in Section 12.1(d). Beneficial interests in a Global Trust Unit Certificate will be represented only through the Book-Entry System. Transfers of Trust Units between CDS Participants shall occur in accordance with the Depository's rules and procedures.

(b) All references herein to actions by, notices given or payments made to holders of Trust Units shall, where such Trust Units are held through the Depository, refer to actions taken by, or notices given or payments made to, the Depository upon instruction from the CDS Participants in accordance with the Depository's rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Unitholders evidencing a specified percentage of the aggregate Units outstanding, such direction or consent may be given, subject to the voting rights of the holders of Special Voting Units, by holders of Trust Units acting through the Depository and the CDS Participants. The rights of a holder of Trust Units whose Trust Units are held through the Depository shall be exercised only through the Depository and the CDS Participants and shall be limited to those established by law and agreements between such holders of Trust Units and the Depository and/or the CDS Participants or upon instruction from the CDS Participants. Each of the Transfer Agent and the Trustee may deal with the Depository for all purposes (including the making of payments) as the authorized representative of the respective holders of Trust Units and such dealing with the Depository shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

(c) For so long as Trust Units are held through the Depository, if any notice or other communication is required to be given to holders of such Trust Units, the Trustee and the Transfer Agent will give all such notices and communications to the Depository.

(d) If (i) the Trust determines that the Depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Units and the Trust is unable to locate a qualified successor, (ii) the Trust at its option elects, or is required by law, to terminate the Book-Entry System with respect to the Trust Units, or (iii) Unitholders determine by Special Resolution that the continuation of the Book-Entry System with respect to the Trust Units is no longer in the best interests of the Unitholders, then the Depository shall surrender the Global Trust Unit Certificate to the Transfer Agent with instructions from the Depository for registration of Trust Units in the name and in the amounts specified by the

Depository and the Trust shall issue and the Trustee and Transfer Agent shall execute and deliver the aggregate number of Trust Units then outstanding in the form of definitive Trust Unit Certificates representing such Trust Units.

12.2 Unit Certificates

(a) Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustee.

(b) If issued, Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Unit Certificates shall:

(i) be in the English language;

(ii) be dated as of the date of issue thereof;

(iii) contain the CUSIP number (if any) for the Units; and

(iv) contain such distinguishing letters and numbers as the Trustee shall prescribe.

(d) In the event that any Unit Certificate is translated into the French language and any provision of any Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Unit Certificate shall be signed on behalf of the Trustee and the Transfer Agent of such Units. The signature of the Trustee required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. If a Unit Certificate contains a printed or mechanically produced signature of any person, then the Trust may issue the Unit Certificate even though the person has ceased to be a Trustee and such Unit Certificate is as valid as if the person continued to be a Trustee at the date of its issue.

12.3 Contents of Unit Certificates

(a) Until otherwise determined by the Trustee, each Unit Certificate shall legibly set forth on the face thereof, *inter alia*, the following:

(i) the name of the Trust and the words "A trust created under the laws of Alberta by a Declaration of Trust dated as of March 26, 2004" or words of like effect;

(ii) the name of the person to whom the Unit Certificate is issued as Unitholder;

(iii) the number and class of Units represented thereby and whether or not the Units represented thereby are fully paid;

(iv) that the Units represented thereby are, subject to the provisions of this Declaration of Trust, transferable;

(v) "The Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and

(vi) "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

(b) Until otherwise determined by the Trustee, each such certificate shall legibly set forth on the face or the reverse side thereof, *inter alia*, the following:

(i) "The Declaration of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

(ii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units.

The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

12.4 Register of Unitholders

If the Book-Entry System is discontinued in accordance with Section 12.1(d), or if not all Trust Units are represented by a Global Trust Unit Certificate(s), a register may be kept at the principal stock transfer offices in Calgary, Alberta of the Transfer Agent, which register, if maintained, shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of certificates representing such Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustee may from time to time designate. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

12.5 Limitation of Non-Resident Ownership

It is in the best interest of Unitholders that the Trust always qualify as a "mutual fund trust" under the Tax Act and in order to ensure the maintenance of such status:

(a) The General Partner shall: (i) prior to the consummation of any transaction involving the acquisition by the Trust of any properties or assets other than securities of the General Partner or Holding Trust; (ii) prior to any material modification to the Trust other than as contemplated by (i); (iii) promptly following any proposed amendment to paragraph 132(7)(a) of the Tax Act or the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such section; or (iv) otherwise at any time when requested by the Trustee, obtain an opinion of Counsel confirming whether the Trust is, at the date thereof and following such transaction or event (which in the case of (iii) shall mean the coming into effect of the amendment or change of interpretation), entitled to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" under the Tax Act.

(b) If at any time the Board of Directors determines, in its sole discretion, or becomes aware, pursuant to Section 12.5(a) or otherwise, that the Trust's ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" thereunder is in jeopardy, then forthwith after such determination:

(i) the Trust shall not be maintained primarily for the benefit of Non-Residents and it shall be the sole responsibility of the General Partner to monitor the holdings by Non-Residents; and

(ii) the General Partner shall take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

(c) The General Partner may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Trust Units, perform residency searches of holders of Units and Exchangeable Securities and beneficial holders of Units and Exchangeable Securities mailing address lists and take such other steps specified by the General Partner, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust Units.

(d) If at any time the Board of Directors, in its sole discretion, determines that it is in the best interest of the Trust, the General Partner, notwithstanding the ability of the Trust to continue to rely on subsection 132(7)(a) of the Tax Act for the purpose of qualifying as a "mutual fund trust" under the Tax Act or otherwise, may:

(i) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to the Trust that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident;

(ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or in such other manner as the General Partner may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the General Partner with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents within such period, the General Partner may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and

distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so deposited of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the Trust Certificates representing such Trust Units;

(iii) delist the Trust Units from non-Canadian stock exchanges; and/or

(iv) take such other actions as the Board of Directors determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by Non-Resident Unitholders to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

(e) The Trustee shall have no liability for amounts received pursuant to sales of Trust Units made pursuant to Section 12.5(d)(ii). Except as specifically set out herein, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 12.5 by virtue of the powers conferred on it under this Declaration of Trust. The Trustee shall not be deemed to have notice of any violation of this Section 12.5 unless and until it has been given written notice of such violation and shall be required to act only as required by this Declaration of Trust and upon an indemnity satisfactory to the Trustee being provided by the Trust. The Trustee shall not be required to actively monitor the Non-Resident holdings of the Trust. It is acknowledged that the Trustee cannot monitor the Non-Resident holders of the Trust Units given that the Trust Units are registered in the name of depositories and other non-beneficial holders. The Trustee shall not be liable for any violation of the Non-Resident ownership restriction in this Section 12.5 which may occur during the term of the Trust.

(f) Notwithstanding any other provision of this Declaration of Trust, Non-Residents, whether registered holders or beneficial holders of Trust Units, shall not be entitled to vote in respect of any Special Resolution to amend this Section 12.5.

12.6 Transfer of Units

(a) For so long as the Book-Entry System is in effect, transfers of ownership of Units represented by a Global Trust Unit Certificate(s) may be effected only through the records maintained by the Depository with respect to interests of CDS Participants, and on the records of CDS Participants with respect to interests of persons other than CDS Participants.

(b) Subject to the provisions of this Article 12, the Units shall be fully transferable as between persons.

(c) If the Book-Entry System is discontinued in accordance with Subsection 12.1(d) then, subject to the provisions of this Article 12, or if not all Trust Units are represented by a Global Trust Unit Certificate(s) Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee or the Transfer Agent, and no transfer of Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee, the Trust or the Transfer Agent. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Units shall be issued to the transferee and a new certificate for the balance of Units not transferred shall be issued to the transferor.

(d) Any person becoming entitled to any Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units (and, if the Book-Entry System has been duly discontinued, shall receive a new certificate therefor upon submission of the existing certificate for cancellation) only upon production of satisfactory evidence, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not notice of such death or other event has been given.

(e) If the Book-Entry System has been duly discontinued, or if not all Trust Units are represented by a Global Trust Unit Certificate(s), Unit

Certificates representing any number or class of Units may be exchanged without charge for Unit Certificates representing an equivalent number and class of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Trust or the Transfer Agent where registers are maintained for Unit Certificates pursuant to the provisions of this Article 12. Any Unit Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and then shall be cancelled.

12.7 Units Held Jointly or in a Fiduciary Capacity

Except as herein provided, the Trustee may treat two or more persons holding any Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

12.8 Performance of Trust

The Trustee and the Transfer Agent shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

12.9 Lost Certificates

In the event that any Unit Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new certificate for the same number and class of Units in lieu thereof. The Trustee may in their sole discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or the Transfer Agent may direct indemnifying the Trust for so doing.

12.10 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, if any, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

12.11 Unclaimed Distribution

In the event that the Trustee shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held, including interest earned thereon, if any, to the appropriate government official or agency whose receipt shall be a good discharge and release of the Trustee.

12.12 Take-Over Bids

(a) In the event of a take-over bid for Trust Units, any holder of Exchangeable Securities may, unless prohibited by the terms and conditions of the Exchangeable Security, convert, exercise or exchange such Exchangeable Security, as applicable, for the purpose of tendering Trust Units to such take-over bid on the condition that such Trust Units are taken up under such bid, unless an identical offer (in terms of price per Trust Unit issuable upon the conversion, exercise or exchange of the Exchangeable Security and percentage of outstanding securities to be taken up exclusive of securities owned immediately prior to the offer by the offeror, or associates or affiliates of the offeror and in all other material respects) is made concurrently by the offeror to purchase the Exchangeable Securities, which identical offer has no condition attached other than the right not to take up and pay for securities tendered if no securities are purchased pursuant to the offer for Trust Units. In the event that a holder of Exchangeable Securities elects to conditionally convert, exercise or exchange such Exchangeable Securities for the purpose of tendering Trust Units to such take-over bid, the tendering of a certificate issued by the Trust indicating that the Trust Unit is issuable upon and subject to completion of the take-over bid shall be good delivery under such bid and after payment of the consideration therefor to the former holder of the

Exchangeable Security such holder shall cease to have any rights as a holder of Exchangeable Securities or Trust Units to the extent that the Trust Units issuable upon the conversion, exercise or exchange of such Exchangeable Securities have been taken up.

(b) If, within 120 days after the date of a take-over bid for all of the outstanding Trust Units (including Trust Units issuable upon conversion, exercise or exchange of Exchangeable Securities), the bid is accepted by the holders of not less than 90% of the aggregate of outstanding Trust Units and the Trust Units issuable upon the conversion, exercise or exchange of the Exchangeable Securities, other than outstanding Trust Units and Exchangeable Securities held by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror on the date of the take-over bid, the offeror is entitled, on complying with this Section 12.12, to acquire the Trust Units and Exchangeable Securities held by the non-tendering offerees.

(c) An offeror may acquire Trust Units and Exchangeable Securities held by a non-tendering offeree by sending by registered mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror's notice to each non-tendering offeree stating that:

(i) offerees holding not less than 90% of the outstanding Trust Units and the Trust Units issuable upon the conversion, exercise or exchange of the Exchangeable Securities which the bid relates accepted the take-over bid;

(ii) the offeror has taken up and paid for the Trust Units and Exchangeable Securities of the offerees who accepted the take-over bid;

(iii) a non-tendering offeree is required to transfer its Trust Units and/or Exchangeable Securities to the offeror on the terms on which the offeror acquired the Trust Units and Exchangeable Securities of the offerees who accepted the take-over bid; and

(iv) a non-tendering offeree which does not transfer its Trust Units and/or Exchangeable Securities in accordance with Section 12.2(b) within 20 days after it receives the offeror's notice is deemed to have elected to transfer, and to have transferred, its Trust Units on the same terms that the offeror acquired the Trust Units and/or Exchangeable Securities from the offerees who accepted the take-over bid.

(d) Concurrently with sending the offeror's notice under Section 12.12(c), the Offeror shall send to the Trust a notice of adverse claim disclosing the name and address of the offeror and the name of the non-tendering offeree with respect to each Trust Unit and/or Exchangeable Security held by a non-tendering offeree.

(e) A non-tendering offeree to whom an offeror's notice is sent under Section 12.12(c) shall, within 20 days after it receives that notice, instruct its CDS Participant to cause its Trust Units and/or Exchangeable Securities to be sent to the Trust, or, if Unit Certificates have been issued to the non-tendering offeree, send the certificates representing such securities, duly endorsed for transfer, to the Trust.

(f) Within 20 days after the offeror sends an offeror's notice under Section 12.12(c), the offeror shall pay or transfer to the Trust the amount of money or other consideration that the offeror would have had to pay or transfer to a non-tendering offeree if the non-tendering offeree had tendered under the take-over bid.

(g) The Trust is deemed to hold on behalf of the non-tendering offeree the money or other consideration it receives under Section 12.12(f), and the Trust shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation (or any successor thereof), and shall place the other consideration in the custody of a bank or such other body corporate for safekeeping. No such monies or other consideration shall form any part of the Trust Assets.

(h) Within 30 days after the date of the sending of an offeror's notice under Section 12.12(c), the Trustee, if the offeror has complied with Section 12.12(f), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee' opinion may be necessary or desirable to cause the transfer of the Trust Units and/or Exchangeable Securities of the non-tendering offerees to the offeror;

(ii) send to each non-tendering offeree who has complied with Section 12.12(e) the consideration to which such non-tendering offeree is entitled under this Section 12.12; and

(iii) send to each non-tendering offeree who has not complied with Section 12.12(e) a notice stating that:

(A) his or her Trust Units and/or Exchangeable Securities have been transferred to the offeror;

(B) the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units and/or Exchangeable Securities; and

(C) the Trustee, or such other person, will send the consideration to such non-tendering offeree as soon as practicable after receiving such non-tendering offeree's Trust Unit Certificate(s) or certificate(s) representing Exchangeable Securities (subject to the use of a Global Unit Certificate as contemplated in Article 12) or such other documents as the Trustee or such other person may require in lieu thereof;

and the Trustee are hereby appointed the agent and attorney of the non-tendering offerees for the purposes of giving effect to the foregoing provisions.

The Trust shall cause the terms, conditions, restrictions, rights and obligations of Exchangeable Securities to contain corresponding provisions as may be reasonably necessary or desirable to give effect to this Section 12.12, including, without limitation, provisions to effect the automatic conversion, exercise or exchange of Exchangeable Securities by a non-tendering offeree holder thereof.

12.13 Power of Attorney

Each Unitholder hereby grants to the Trustee, its successors and assigns, a power of attorney constituting the Trustee, with full power of substitution, as such Unitholder's true and lawful attorney to act on the Unitholder's behalf, with full power and authority in the Unitholder's name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) this Declaration of Trust, any amendment, supplement or restatement of this Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a mutual fund trust;

(b) any instrument, deed, agreement or document in connection with carrying on the affairs of the Trust as authorized in this Declaration of Trust including all conveyances, transfers and other documents required in connection with any disposition of Trust Units required under Section 12.5;

(c) all conveyances, transfers and other documents required in connection with the dissolution, liquidation or termination of the Trust in accordance with the terms of this Declaration of Trust;

(d) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder's interest in the Trust;

(e) any amendment to this Declaration of Trust which is authorized from time to time as contemplated by Article 9; and

(f) all transfers, conveyances and other documents required to facilitate the acquisition of Trust Units and/or Exchangeable Securities of non-tendering offerees pursuant to Section 12.12.

The Power of Attorney granted herein is, to the extent permitted by applicable law, irrevocable and will survive the assignment by the Unitholder of all or part of the Unitholder's interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE 13
TERMINATION

13.1 Term of Trust

Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending on the earlier of March 24, 2104 and the date which is one day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. For the purpose of terminating the Trust by such date, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust.

13.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for such purpose, following which the Trustee shall commence to wind-up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustee as the Unitholders determine, including a direction to distribute the Holding Trust Units and the Holding Trust Notes, *in specie* to holders of Trust Units.

13.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the registers of Units of the Trust shall be closed.

13.4 Powers of the Trustee Upon Termination

After the date on which the Trustee is required to commence to wind-up, the affairs of the Trust, the Trustee shall undertake no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Declaration of Trust.

13.5 Sale of Investments

After the date referred to in Section 13.3, the Trustee shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 13.2, sell and convert into money the Holding Trust Units and the Holding Trust Notes and all other assets comprising the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 13.2). If the Trustee is unable to sell all or any of the Holding Trust Units or the Holding Trust Notes or other assets which comprise part of the Trust by the date set for termination, the Trustee may, subject to obtaining all necessary regulatory approvals, distribute the remaining shares or other assets directly to the holders of Trust Units in accordance with their *pro rata* interests. The Trustee shall have no liability for any amounts received provided that they shall have acted in good faith.

13.6 Distribution of Proceeds or Assets

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the Holding Trust Units and the Holding Trust Notes and other assets together with any cash forming part of the Trust Assets among the holders of Trust Units in accordance with their *pro rata* interests.

13.7 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in

Section 13.3, the Trustee shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of Trust Units comprising such Units to receive their *pro rata* share of the remaining Trust Assets, and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee or the Administrator, may pay such amounts into court.

13.8 Responsibility of the Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 13.3 and, after such sale, the sole obligation of the Trustee under this Declaration of Trust shall be to hold such proceeds or assets in trust for distribution under Section 13.6.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Provision for Supplemental Indentures for Certain Purposes

The Trustee may, without approval of the Unitholders and subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 10.1 where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Units;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

ARTICLE 15
GENERAL

15.1 Notices

(a) Any notice, communication or other document required to be given or sent to Unitholders under this Declaration of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register or in any other manner from time to time permitted by applicable law (including Canadian securities legislation), including without limitation, Internet-based or other electronic communication; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by personal service or by internet-based or other electronic communications (provided it is done in accordance with applicable law) or by publication twice in the Report on Business section of the National Edition of The Globe and Mail or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given and delivered (i) on the day following that on which the letter or circular was mailed or, (ii) in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers, or (iii) in the case of notice given by Internet-based or other electronic communication, on the later of (A) the Business Day following the day on which such notice is sent or made available, and (B) the earliest time and date as is permissible under applicable law governing the Internet-based or other electronic communication. In proving notice was mailed, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and mailed.

(b) Any written notice or written communication given to the Trustee shall be addressed to the Trustee at Computershare Trust Company of Canada, 530 - 8th Avenue S.W., Suite 710, Calgary, Alberta T2P 3S8, Attention: Manager, Corporate Trust (or such other address as the Trustee gives written notice of to the Unitholders), and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be

given by personal delivery or by cable, telegram, telex, facsimile or other means of prepaid, transmitted or recorded communication.

15.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3 Joint Holders

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

15.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee have notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Units concerned.

15.5 Information Available to Unitholders

Each Unitholder shall have the right to obtain, on demand and without fee, from the head office of the Trust a copy of this Declaration of Trust and any amendments thereto relating to Units held by that Unitholder.

15.6 Fiscal Year and Taxation Year

Each fiscal year and taxation year of the Trust shall end on December 31 of such year.

15.7 Financial Disclosure

The Trust will furnish, in accordance with and subject to applicable securities law to Unitholders such consolidated financial statements of the Trust and other reports as are from time to time required by applicable securities laws, including prescribed forms needed for the completion of Unitholders' tax returns. Without limiting the generality of the foregoing, the Trust will send to Unitholders:

(a) within 140 days after the end of each Fiscal Year, or such shorter time period as is required under applicable securities laws, and at least 21 days prior to the date of each annual meeting of Unitholders (or within such shorter time as may be required by applicable securities laws), the annual financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative financial

statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 16.4; and

(b) within 60 days after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year) (or within such shorter time as may be required by applicable securities laws), unaudited quarterly financial statements of the Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with Canadian generally accepted accounting principles as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements and the obligations to deliver such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

15.8 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustee will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by either applicable securities laws or by this Declaration of Trust.

15.9 Taxation Information

On or before March 15 in each year, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year, such information regarding the Trust required by Canadian law to be submitted to Unitholders for income tax purposes to enable Unitholders to complete their tax returns in respect of the prior calendar year.

15.10 Unitholder List

(a) Any person, on payment of a reasonable fee and on sending to the Trust or its agent the statutory declaration referred to in Section 15.10(e) may on application require the Trust or its agent to furnish within 10 days from the receipt of the statutory declaration a list, referred to in this section as the "**basic list**", made up to a date not more than 10 days before the date of receipt of the statutory declaration setting out:

(i) the names of the Unitholders;

(ii) the number of Units owned by each Unitholder;

(iii) the address of each Unitholder;

as shown on the records of the Trust.

(b) A person requiring the Trust to supply a basic list may, if the person states in the statutory declaration referred to in Section 15.10(a) that the person requires supplemental lists, require the Trust or its agent on payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the information provided in it for each business day following the date the basic list is made up to.

(c) The Trust or its agent shall furnish a supplemental list required under Section 15.10(b):

(i) on the date the basic list is furnished, if the information relates to changes that took place prior to that date; and

(ii) on the Business Day following the day to which the supplemental list relates, if the information relates to changes that take place on or after the date the basic list is furnished.

(d) A person requiring the Trust to supply a basic list or supplemental list may also require the Trust to include in that list the name and address of any known holder of an option or right to acquire Units of the Trust.

(e) The statutory declaration required under Section 15.10(a) shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists obtained pursuant to Section 15.10(b) will not be used except as permitted under Section 15.10(g).

(f) If the applicant is a body corporate, the statutory declaration shall be made by a director or officer of the body corporate.

(g) A list of Unitholders obtained under this Section 15.6 must not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Units of the Trust; or

(iii) any other matter relating to the affairs of the Trust.

ARTICLE 16
AUDITORS

16.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Calgary, Alberta.

16.2 Appointment of Auditors

Ernst & Young LLP, Chartered Accountants are appointed as the auditor of the Trust, to hold such office until the first annual meeting of the Unitholders. The Auditors will be selected at each succeeding annual meeting of Unitholders. The Auditors will receive such remuneration as may be approved by the Trustee from time to time.

16.3 Change of Auditors

The Auditors may at any time voluntarily resign or be removed by the Trustee with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, a new auditor may be appointed by a majority of votes cast by Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustee.

16.4 Report of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder with the annual financial statements referred to in Section 15.7(a).

ARTICLE 17
MISCELLANEOUS

17.1 Counterparts

This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

17.2 Severability

If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

17.3 Time of the Essence

Time shall be of the essence in this Declaration of Trust.

17.4 Governing Law

This Declaration of Trust and the Unit Certificates shall be construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of Alberta.

17.5 Language

Les parties aux présentes ont exigés que la présente convention ainsi que tons les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en la langue anglaise . The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.

IN WITNESS WHEREOF each of the parties has caused this Declaration of Trust to be executed as of the date set out above.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: *"W. Anne DeWaele"*

Name: W. Anne DeWaele

By: *"Stacie Moore"*

Name: Stacie Moore

"Christopher W. Nixon"

Christopher W. Nixon

52

DELEGATION AGREEMENT

among

ALTAGAS INCOME TRUST

- and -

ALTAGAS GENERAL PARTNER INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated as of May 1, 2004

TABLE OF CONTENTS

ARTICLE 5
EXPENSES

ARTICLE 6
FINANCIAL STATEMENTS AND RECORDS

ARTICLE 7
TERM AND TERMINATION

ARTICLE 8
FORCE MAJEURE

ARTICLE 9
MISCELLANEOUS

THIS DELEGATION AGREEMENT is dated as of May 1, 2004.

AMONG:

ALTAGAS INCOME TRUST, an unincorporated open-ended investment purpose trust established under the laws of Alberta (the "**Trust**")

- and -

ALTAGAS GENERAL PARTNER INC., a corporation incorporated pursuant to the laws of Canada (the "**General Partner**")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a corporation incorporated pursuant to the laws of Canada (the "**Trustee**")

WHEREAS the Trust desires to retain the General Partner to provide certain services to the Trust and the Trustee desires, pursuant to the powers of delegation accorded to the Trustee in the Declaration of Trust, to delegate certain of its duties and responsibilities in connection with the Trust to the General Partner;

AND WHEREAS the General Partner is willing to render such services and accept such delegation on the terms and conditions hereinafter set forth;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the sufficiency of which is hereby acknowledged by each of the parties to this Agreement, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**Administration Agreement**" means the agreement to be entered into as of the Effective Date among the Administrator, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to which the Administrator will provide certain administrative and support services to the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, as from time to time amended, supplemented or restated;

"**Administrator**" means AltaGas and its successors and assigns as Administrator under the Administration Agreement;

"**affiliate**" or "**associate**" when used to indicate a relationship with a person or company has the same meaning as set forth in the *Securities Act* (Alberta);

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation under the CBCA;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership established under the laws of Alberta pursuant to the AltaGas LP #1 Limited Partnership Agreement;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership established under the laws of Alberta pursuant to the AltaGas LP #2 Limited Partnership Agreement;

"**AltaGas LP #1 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law, binding on the parties;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the CBCA, on the terms and conditions set forth in the Plan;

"**Board of Directors**" means the board of directors of the General Partner;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**Claims**" has the meaning ascribed thereto in Section 4.1;

"**Declaration of Trust**" means the declaration of trust of the Trust dated as of March 26, 2004, between the settlor and the Trustee, as from time to time amended, supplemented or restated;

"**Expenses**" has the meaning ascribed thereto in Section 5.1;

"**Experts**" has the meaning ascribed thereto in Section 3.3;

"**Force Majeure**" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the party claiming Force Majeure and which, by the exercise of due diligence the party claiming Force Majeure is unable to prevent or overcome, including acts of god, fire, explosion, civil disturbance, war, riot, insurrection, military or guerrilla action, terrorist activity, economic sanction, blockade or embargo, sabotage, flooding, earthquake, drought and action or restraint by the order of any governmental authority (so long as the party claiming Force Majeure has not applied for or assisted in the application for, and has opposed where and to the extent commercially reasonable, such action or restraint by such governmental authority); provided, however, that a party's own lack of funds shall not constitute "Force Majeure" in respect of such party;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA;

"**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

"**person**" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

"**Services**" has the meaning ascribed thereto in Section 2.1;

"**Service Providers**" has the meaning ascribed thereto in Subsection 3.5(b) hereof;

"**Series 1 Notes**" means the non-interest bearing Series 1 unsecured subordinated demand notes of Holding Trust issuable under the Holding Trust Note Indenture;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust which entitles the holders of Exchangeable Securities to such number of

votes at meetings of Unitholders as equals the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of those Exchangeable Securities;

"**Transaction**" and "**Transactions**" have the meanings respectively ascribed thereto in Subsection 2.1(p);

"**Trust Claims**" has the meaning ascribed thereto in Section 4.2;

"**Trust Indemnitees**" has the meaning ascribed thereto in Section 4.2;

"**Trust Assets**" has the meaning ascribed thereto in the Declaration of Trust;

"**Trust Units**" means trust units issued by the Trust;

"**Trust Unitholders**" means holders from time to time of Trust Units;

"**Trustee**" means Computershare Trust Company of Canada, as the initial trustee of the Trust, or such other person as becomes the trustee of the Trust in accordance with the Declaration of Trust; and

"**Units**" means the Trust Units and special voting units of the Trust (including the Special Voting Unit); and

"**Unitholders**" means holders from time to time of the Units.

and each of the capitalized terms used in this Agreement not otherwise defined herein, have the same meaning herein as ascribed thereto in the Declaration of Trust.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions, the provisions of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or a "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement. Unless otherwise indicated, the terms "this Agreement", "hereof", "herein", "hereunder" and "hereby" and similar expressions refer to this Delegation Agreement, as from time to time amended, supplemented or restated, and not to any particular article, section, schedule or other portion hereof.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be a reference to consistently applied accounting principles generally accepted in Canada, including those set forth in the CICA Handbook as published from time to time by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such accounting principles are to be applied.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(d) time is of the essence; and

(e) references to a "party" or "parties" are references to a party or parties to this Agreement.

ARTICLE 2
DELEGATION OF AUTHORITY

2.1 Delegation

Subject to and in accordance with the terms, conditions and limitations herein contained, the Trustee hereby delegates to the General Partner, and the General Partner hereby accepts delegation of, all of the Trustee's rights, power, authority and duties to act on behalf of the Trust and be responsible for each of the following (hereinafter the "**Services**"):

(a) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the determination of distributions (including the designation of any capital gain) to Trust Unitholders and, without limitation, the determination from time to time of the record dates for and payment dates of such distributions;

(b) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the redemption of Trust Units;

(c) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters relating to Section 12.5 of the Declaration of Trust;

(d) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to the direct or indirect acquisition of Trust Assets by the Trust and the negotiation of agreements in respect thereof;

(e) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to any Offering including:

(i) the listing and maintaining of the listing on the Toronto Stock Exchange of the Trust Units;

(ii) the filing of documents or obtaining of permission from any governmental authority or the taking of any other step under federal or provincial law to enable securities which a Trust Unitholder is entitled to receive to be properly and legally delivered and thereafter traded;

(iii) ensuring compliance with all applicable laws;

(iv) the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; and

(v) all matters concerning the terms of the sale or issuance of Trust Units or rights to Trust Units including without limitation all matters concerning any Underwriting Agreement;

(f) undertaking responsibility to make all directions and approve: (i) the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities; (ii) any and all other arrangements for the borrowing of funds in any manner whatsoever; and (iii) the grant or issue of covenants, guarantees and/or security of any nature whatsoever to ensure or secure any such facilities or other arrangements, in respect of the Trust or any entity in which the Trust holds any direct or indirect interest and any amendment, deletion or supplement thereto or any termination thereof;

(g) approve on behalf of the Trust the annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(h) approve on behalf of the Trust all information to which Unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(i) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

(j) approve on behalf of the Trust, any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time;

(k) undertaking and performing, by and through the audit committee of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf or in relation to the Trust, as is required by applicable law or desirable of an audit committee of the Trust;

(l) undertaking and performing, by and through committees of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf of or in relation to the Trust, as is required by applicable law or desirable of the applicable committee of the governing body of the Trust;

(m) undertaking responsibility to make all decisions and take, or cause to be taken, all such actions relating to all matters pertaining to the Trust in respect of which the Administrator has a conflict of interest;

(n) determining the timing and terms of any offer by the Trust for, and repurchase by the Trust of, previously issued Trust Units;

(o) determining whether to make any amendments to the Declaration of Trust, as in the opinion of the Board of Directors may be necessary or appropriate, in order to provide Unitholders with the benefit of any legislation limiting their liability (including, if appropriate, amendments to effect a change in the *situs* of the Trust or the laws governing the Trust); and

(p) undertaking all matters in connection with any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase or repurchase of any securities or assets of any person, any business combination, or any other similar transaction involving the Trust (the foregoing individually referred to as a "**Transaction**" and collectively as the "**Transactions**"), including, without limiting the generality of the foregoing, the right, power and authority to:

   (i) establish, implement and amend (when and as required, once established) any Unitholder rights plan as the General Partner may determine to be desirable for the Trust to establish;

   (ii) issue news releases and ensure compliance by the Trust with its continuous disclosure obligations under all applicable securities legislation;

   (iii) provide, or arrange for the provision of, investor relations services to the Trust;

   (iv) approve, prepare or cause to be prepared, and send or cause to be sent to Unitholders, any circular or other disclosure documents (and all amendments thereto) required under applicable securities legislation in response to any offer for the Trust Units; and

   (v) call and hold, as well as prepare or cause to be prepared all materials (including notices of meetings and information circulars) in respect of, all special meetings of Unitholders required in connection with any Transaction; and

(q) make all determinations, enter all agreements, prepare all documents and take all other actions with respect to any Transaction which the General

Partner may determine to be necessary, expedient, desirable or advisable for the best interests of the Trust and its Unitholders, and so as to comply with all applicable laws; and

(r) doing all such other acts and things whatsoever as may be incidental to or required in connection with the foregoing.

For further certainly, the General Partner is under no obligation to consult with, seek advice from or otherwise communicate with any person whomsoever (including the Trustee) pertaining to the performance and discharge of the Services, or otherwise.

2.2 Covenants of General Partner

The General Partner covenants and agrees that in the performance of the Services under this Agreement it shall:

(a) perform all such Services at all times in compliance with applicable laws;

(b) comply with all instructions of the Trustee in relation to the performance of Services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of the Trust in every material respect the provisions of (i) the agreements from time to time entered into in connection with the activities of the Trust, and, (ii) all applicable laws.

2.3 General Partner's Acknowledgement

The General Partner acknowledges that it has received a copy of the Declaration of Trust and is familiar with and understands the duties of the respective parties thereto, including those duties of the Trustee and the Holding Trust Trustee which are being delegated to the General Partner under this Agreement.

2.4 Power and Authority

In accordance with Sections 8.1 and 8.2 of the Declaration of Trust, the General Partner is hereby delegated by the Trustee and, to the extent applicable or required, granted by the Trust, full and absolute right, power and authority during the continuance of this Agreement to provide, for and on behalf of the Trust, all of the Services and to take and do, for and on behalf of the Trust, in connection with the provision of all such Services, all such actions and all such things which the General Partner deems appropriate, in its sole discretion, in connection with the provision of such Services, including the right, power and authority to execute and deliver all contracts, leases, licenses, and other documents, instruments and agreements, and to make all applications and filings with any governmental authorities.

In the exercise of its powers and authority and in the performance of its obligations, covenants and responsibilities hereunder, the General Partner shall not have the authority to enter into or commit to any Transaction or other matter which in accordance with the terms of the Declaration of Trust requires the approval of the Unitholders, without first obtaining such approval.

2.5 Execution of Documents

In carrying out the Services to be provided by the General Partner hereunder, the General Partner may execute, for and on behalf of the Trust, any instrument or document which the General Partner considers appropriate, in its sole discretion. Any such instrument or document shall be executed in accordance with, or substantially in accordance with, the following:

ALTAGAS INCOME TRUST
By its agent, ALTAGAS GENERAL PARTNER INC.

By: ______________________________
Authorized Trustee

The General Partner may execute any document required to be executed on behalf of the Trust in connection with a prospectus as follows:

ALTAGAS INCOME TRUST

By: AltaGas General Partner Inc.

and provide for such signatures as may be required by applicable laws.

All commercially reasonable efforts shall be made to ensure that every contract entered into on behalf of the Trust by the General Partner shall (except as the General Partner may otherwise expressly agree in writing with respect to the liability of the General Partner) include a provision substantially to the following effect:

> The parties hereto acknowledge that **[the General Partner]** is entering into this agreement solely in its capacity as agent on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the **[Trustee]**, **[the General Partner]**, **[the Administrator]**, or any of the unitholders of the Trust ("**Unitholder**") and that any recourse against the Trust, the **[Trustee]**, **[the General Partner]**, **[the Administrator]** or any Unitholder in any manner in respect of any indebtedness, obligation or liability

of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust of the Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated.

The rights conferred by any such provision shall be enforced by the General Partner for its benefit and the benefit of the Trust and shall be held in trust and enforced by the General Partner for the benefit of the Trustee, the Administrator and the Unitholders. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustee, the General Partner, the Administrator or any Unitholder.

2.6 Ratification of Prior Acts

Each of the Trust and the Trustee acknowledge, authorize, ratify and confirm all acts undertaken and completed by the General Partner on its behalf prior to the date hereof, which if undertaken or completed during the term of this Agreement would have been within the scope of the authority provided to the General Partner herein.

ARTICLE 3
MATTERS PERTAINING TO PERFORMANCE OF SERVICES

3.1 Standard of Care

The General Partner shall exercise the powers and discharge the duties conferred upon it hereunder honestly, in good faith and in the best interests of the Trust and in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent person, in Canada having responsibilities of a similar nature would exercise in comparable circumstances.

3.2 No Additional Duty

The General Partner shall only be responsible for the Services and the other duties and obligations expressly provided for in this Agreement and no other obligation or duty (fiduciary or otherwise) in respect to the General Partner shall be implied. No other standard of care, other than as set forth in Section 3.1, shall apply or be implied in relation to the performance of the Services or the other duties and obligations hereunder.

3.3 Reliance

In carrying out the duties delegated hereunder, the General Partner shall be entitled to rely on:

(a) statements of fact of persons who are considered by the General Partner to be knowledgeable of such facts, provided that the General Partner has satisfied its standard of care set out in Section 3.1 in making the assessment as to whether such persons are knowledgeable of such facts; and

(b) statements from, the opinion or advice of, or information from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert (whose profession gives authority to a statement made by them on the subject matter in question), as selected by the General Partner (herein "**Experts**"), provided the General Partner has satisfied its standard of care set out in Section 3.1 in selecting such Experts to provide such statements, opinion, advice or information. The General Partner may, from time to time, employ such Experts as may be necessary for the proper discharge of the duties delegated to the General Partner hereunder.

The General Partner and the Board of Directors may rely, and shall be protected in acting, upon any instrument or other documents believed by it, acting reasonably, to be genuine and in force.

3.4 Delegation and Sub-Delegation

Subject to and in accordance with the terms and conditions herein contained (including Section 3.1), the General Partner may delegate (by subcontract or otherwise) the performance of the Services to any person without the prior written consent of the Trustee, provided that such delegation shall not relieve the General Partner of the responsibility for performance of the Services.

In particular, it is agreed that the General Partner may, in its discretion, delegate responsibility to the Administrator for carrying out some or all of the requisite actions or matters necessary to execute the decisions made by the General Partner in connection with those matters for which the General Partner has been given responsibility hereunder, as set forth in Section 2.1. Where the General Partner expressly or impliedly delegates such responsibility to the Administrator, then such activities and matters for which the Administrator is delegated responsibility shall be considered and deemed to be part of the duties and services being provided by the Administrator to the Trust pursuant to the Administration Agreement, the performance of which shall be subject to the terms, conditions and limitations set forth therein.

3.5 Liability of General Partner and Others

(a) The parties hereto acknowledge that any recourse against the General Partner or the Board of Directors in any manner arising in connection herewith or from the matters to which this Agreement relates including, without limitation, claims for indemnification and claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets(as defined in the Declaration of Trust).

(b) Notwithstanding anything contained herein, neither the General Partner, nor the Board of Directors (or any one of them) (collectively, the "**Service Providers**") shall, either directly or indirectly, be liable to the Trust, the Trustee, any Unitholder or a Trust Annuitant, for:

(i) any loss or damage resulting from, incidental to or relating to the performance or non-performance of the Services by any of the Service Providers, including any exercise or refusal to exercise a discretion, any mistake or error of judgement or any act or omission believed by a Service Provider to be within the scope of authority conferred thereon by this Agreement, unless such loss or damage resulted from the fraud, wilful default or gross negligence of a Service Provider in performing the Services in which case the benefit of this subsection 3.5(b)(i) shall not apply to that Service Provider;

(ii) any loss or damage resulting from, incidental to or relating to the performance or non-performance of the Services by any of the Service Providers where such loss or damage is attributable to acting in accordance with the instructions of the Trustee, provided that the Service Providers will bear, on a several basis, their proportionate share of liability in the event of joint or contributory liability with the Trustee;

(iii) any loss or damage resulting from, incidental to, or relating to the acts or omissions of any person to whom the General Partner has delegated performance of any of the Services, provided that in making such delegation the General Partner has acted in accordance with Section 3.1;

(iv) any loss or damage resulting from, incidental to, or relating to any act or omission by any of the Service Providers provided that such act or omissions is based upon the Service Provider's reliance on (i) statements of fact of persons who are considered by the General Partner to be knowledgeable of such facts; or (ii) the opinion or

advice of or information obtained from any Expert, provided the General Partner has satisfied its standard of care set out in Section 3.1 in selecting such Expert;

(v) any damage, injury or loss of an indirect or consequential nature, including loss of profits, suffered by the Trust, the Trustee (or their respective employees, agents, servants, or those for whom each is in law responsible), or any Unitholder or Trust Annuitant, or any of their respective affiliates, which is in any way connected with the performance or non-performance of the Services or any other aspect of this Agreement, howsoever and whensoever caused, and whether arising in contract, tort or otherwise; and

(vi) any loss or damage of any nature resulting from, incidental to or relating to the disclosure to anyone whomsoever, by the Trustee, of information of a confidential nature (which includes all information, regardless of format, in connection with any Transaction), whether or not such information was obtained from the General Partner, the Board of Directors or any of their respective financial advisors or legal advisors, or otherwise.

(c) Each of the parties hereby acknowledges and agrees that the limits of liability provided for in this Section shall not only be enforceable by the General Partner but shall also be enforceable directly by each of the Board of Directors and, in this respect, it is agreed that the General Partner is acting as agent and trustee for the Board of Directors as regards the limitations of liability conferred by this Section 3.5 (and shall hold and enforce same, to the extent necessary, for the benefit of the Board of Directors).

ARTICLE 4
INDEMNIFICATION

4.1 Indemnification of General Partner

The General Partner and each of the members of the Board of Directors and any respective heirs, legal representatives and successors of any of the foregoing (the "**General Partner Indemnitees**"), shall be indemnified and saved harmless by the Trust (to the extent of the assets of the Trust) from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement, and legal fees on a solicitor-client basis, including reasonable disbursements) of whatsoever kind or nature (collectively "**Claims**") incurred by, borne by or asserted against any of the General Partner Indemnitees in any way arising from or related in any manner to a Transaction or the performance or non-performance of the Services, unless such Claims arise from the fraud, wilful default

or gross negligence of any of the General Partner Indemnitees. The foregoing right of indemnification shall not be exclusive of any other rights to which the General Partner or the Board of Directors may be entitled as a matter of law or equity.

4.2 Indemnification of the Trust and the Trustee

Subject to limitations on liability of the General Partner contained in this Agreement, the Trust, the Trustee and any person who is serving or shall have served as a director, officer or employee of the Trustee, and any respective heirs, legal representatives and successors of any of the foregoing (the "**Trust Indemnitees**"), shall be indemnified and saved harmless by the General Partner from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement, and legal fees on a solicitor-client basis, including reasonable disbursements) of whatsoever kind or nature (collectively "**Trust Claims**") incurred by, borne by or asserted against any of the Trust Indemnitees which arise from the fraud, wilful default or gross negligence of the General Partner in the performance of the Services, unless such Trust Claims arise from the fraud, wilful default or gross negligence on the part of any Trust Indemnitees, or are attributable to actions undertaken on the instructions of the Trust or the Trustee. The foregoing right of indemnification shall not be exclusive of any other rights to which the Trust Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such person.

4.3 Method of Asserting Claims

(a) If a party entitled to indemnification pursuant to the terms hereof (the "**Indemnified Party**") intends to seek indemnification under this Article 4 from the other party (the "**Indemnifying Party**"), the Indemnified Party shall give the Indemnifying Party notice of such claim for indemnification promptly following the receipt or determination by the Indemnified Party of actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify the Indemnifying Party (as set forth above) shall not relieve the Indemnifying Party of its indemnification obligations hereunder to the Indemnified Party, however the liability which the Indemnifying Party has to the Indemnified Party pursuant to the terms of this Article 4 (and for which the Indemnifying Party will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which the Indemnifying Party has under its indemnity provided for herein.

(b) The Indemnifying Party, at its sole cost and expense, shall have the right to assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party with counsel designated by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party will not, without the Indemnified Party's prior written consent (such consent not to be unreasonably withheld), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of the Indemnified Party from all liabilities arising out of such action, suit, proceeding, investigation or claim. The Indemnified Party will give to the Indemnifying Party and its counsel reasonable access to all business records and other documents relevant to such defence or settlement, and shall permit them to consult with the employees and counsel (if any) of the Indemnified Party.

(c) Notwithstanding the foregoing:

(i) if the defendants in any such action, suit, proceeding or investigation include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party is advised by counsel that there are legal defences available to the Indemnified Party that are additional to those available to the Indemnifying Party and that in such circumstances representation by the same counsel would be inappropriate; or

(ii) if the Indemnified Party shall have reasonably concluded that the Indemnifying Party is not taking or has not taken, all necessary steps to diligently defend such claim, action, suit, proceeding or investigation, the Indemnified Party has provided written notice of same to the Indemnifying Party, and the Indemnifying Party has not rectified the situation within a reasonable time;

then the Indemnified Party shall have the right to retain separate counsel, the reasonable costs of which shall be at the Indemnifying Party's expense, to represent the Indemnified Party and to otherwise participate in the defence of such claim, action, suit, proceeding or investigation on behalf of such Indemnified Party. For further certainty, only one legal firm may be engaged at the expense of the Indemnifying Party.

(d) Notwithstanding anything herein contained, an Indemnified Party shall have the right, at its sole cost and expense, to retain counsel to separately

represent it in connection with the negotiation, settlement or defence of any claim, action, suit, proceeding or investigation brought by a third party provided, for further certainty, that such counsel shall not, unless agreed by the Indemnifying Party, assume control of the negotiation, settlement or defence.

(e) Except to the extent expressly provided herein, no Indemnified Party shall settle any claim or action with respect to which it has sought or intends to seek indemnification pursuant to this Article 4 without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(f) If the Indemnifying Party does not assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party, then the Indemnified Party shall have the right to do so on its own behalf and all such expense in so doing shall be added to the amount of the claim for indemnification hereunder by such Indemnified Party as against the Indemnifying Party.

4.4 Net Amount

In the event that an Indemnifying Party is obligated to indemnify and hold any Indemnified Party harmless under this Article 4, the amount owing to the Indemnified Party shall be the amount of such Indemnified Party's out-of-pocket losses (whether paid or payable), net of any such out-of-pocket losses recovered by the Indemnified Party from any other person; provided that the foregoing shall not be construed so as to obligate an Indemnified Party to pursue or seek recovery of any of its out-of-pocket losses from any other person whomsoever, including insurers.

4.5 Third Party Beneficiaries

Each of the parties hereby acknowledges and agrees that the rights of indemnification provided for in this Article 4 shall not only be enforceable by the parties hereto but shall be enforceable directly by each of the Board of Directors and each of the Trust Indemnitees, and in this respect:

(a) the Trust appoints the General Partner to act as agent and trustee for the Board of Directors as regards the covenants of indemnification by the Trust given in favour of the Board of Directors pursuant to Section 4.1, and the General Partner accepts such appointment; and

(b) the General Partner appoints the Trust to act as agent and trustee for the Trust Indemnitees as regards the covenants by the General Partner given in favour of the Trust Indemnitees pursuant to Section 4.2, and the Trust accepts such appointment.

4.6 Subrogation Rights

If an Indemnified Party has a right against a person (other than as against one of the other parties to be indemnified by the Indemnifying Party) with respect to any damages or other amounts paid by the Indemnifying Party, then the Indemnifying Party shall, to the extent of such payment and to the extent permitted by Applicable law, be subrogated to the rights of such Indemnified Party as against such person. Notwithstanding the foregoing, no Indemnifying Party shall be subrogated to any insurance rights of any Indemnified Party.

ARTICLE 5
EXPENSES

5.1 Expense Reimbursement

All costs, charges and expenses reasonably incurred by the General Partner and the Board of Directors in carrying out the General Partner's obligations and duties hereunder in connection with the provision and performance of the Services (including, without limitation, salary, wages, and other forms of compensation paid to employees engaged in rendering the services to be provided hereunder and/or management fees paid to management entities which might be engaged to provide such services) (the "**Expenses**") shall be payable by the Trust out of the Trust Assets. From time to time the General Partner shall invoice the Trust setting out the Expenses payable and the related GST (if any). Each invoice shall provide reasonably sufficient detail pertaining to the composition of the aggregate Expenses set forth therein. The General Partner shall provide such additional detail pertaining to the Expenses as is requested by the Trust, acting reasonably, and within the possession of the General Partner. Any invoice rendered shall be paid by the Trust within 15 days of invoicing.

5.2 Non-Fully-Deductible Expenses

Notwithstanding Section 5.1, in respect of any Expenses that are not, in accordance with the Tax Act, properly deductible against the respective income in the fiscal year thereof in which the Expense is incurred, the General Partner agrees to waive reimbursement in such year of such portion of the Expense which is not so expensable in such fiscal year. The General Partner shall require the Administrator to provide AltaGas LP #2 (or, if AltaGas LP #2 has been wound-up or otherwise no longer exists, AltaGas LP #1) with the funds necessary to pay the non-deductible portion of Expenses by repayment of loan, return of capital or otherwise. AltaGas LP #2 (or, if AltaGas LP #2 has been wound-up or otherwise no longer exists, AltaGas LP #1) shall lend the amount not deductible to the Trust. Any amount so loaned shall be non-interest bearing and repayable at the end of the first calendar quarter of each subsequent fiscal year of the Trust as to the amount then deductible in accordance with the Tax Act by the Trust in such fiscal year, until fully repaid.

5.3 Payment of GST

Unless otherwise provided in this Agreement, all amounts payable to the General Partner pursuant to this Agreement shall be exclusive of any goods and services tax required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "**GST**") and the General Partner shall be paid, in addition to such amounts, all amounts of GST collectible by the General Partner with respect thereto and such amounts shall be included by the General Partner in the invoice described in Section 5.1.

5.4 Failure to Pay When Due

Any amount payable to the General Partner hereunder and which is not remitted to the General Partner when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgement), at a rate per annum equal to the prime rate charged by the Trust's principal banker plus one percent per annum from the date payment is due until the date payment is made.

5.5 Restrictions on General Partner's Powers and Authorities

In the exercise of its powers and authority and in the performance of its obligations, covenants and responsibilities hereunder, the General Partner shall not, without first obtaining the written approval of the Trustee, charge or receive fees from any of the parties other than the reimbursement of expenses pursuant to Section 5.1 hereunder.

ARTICLE 6
FINANCIAL STATEMENTS AND RECORDS

6.1 Books and Records

The General Partner shall keep proper books, records and accounts in which full, true and correct entries in conformity with generally accepted accounting principles and all requirements of applicable laws will be made of all dealings and transactions in relation to the activities of the Trust and the General Partner and the performance by the General Partner of the Services under this Agreement at the General Partner's head office in Alberta.

6.2 Examination of Records

The General Partner shall make available to the Trustee and its respective authorized representatives at any time during normal business hours on a Business Day all records, documents or information related to the activities of the Trust or the General Partner (as the case may be), wherever maintained. The General Partner shall permit the Trustee and its respective authorized representatives at any time during normal business hours on a Business Day to examine the books, records, drawings, computer-

stored data, correspondence, accounting procedures and practices, cost analyses and any other supporting financial data, including invoices, payments or claims and receipts pertaining to the activities of the Trust and the General Partner (as the case may be) maintained by the General Partner at its head office. Any examination at the General Partner's head office shall be conducted in a manner which will not unduly interfere with the conduct of the General Partner's business in the ordinary course. The General Partner shall furnish to the Trustee or its respective authorized representatives such financial and operating data and other information with respect to the activities of the Trust and the General Partner and as it shall from time to time reasonably request.

6.3 Compliance

The General Partner shall deliver to the Trustee within 90 days after the end of each fiscal year a certificate signed on behalf of the General Partner by the chief executive officer and the chief financial officer of the General Partner stating that a review of the activities of the General Partner and the Trust during the preceding fiscal year has been made under the supervision of such officers and that, based on that review and their best knowledge, the General Partner has fulfilled all of its obligations, and complied with all of the terms of, this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such fiscal year.

6.4 Provision of Information

The Trust shall:

(a) grant access or cause access to be granted, to the General Partner to the information necessary in order for the General Partner to perform its obligations, covenants and responsibilities pursuant to the terms hereof; and

(b) provide, or cause to be provided, all information as may be reasonably requested by the General Partner, and promptly notify the General Partner of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the General Partner pursuant to this Agreement, including any known material facts or material changes in the business, operations or capital of the Trust or any of its affiliates, or any known pending or threatened suits, actions, claims, proceedings or orders by or against the Trust or any of its affiliates before any court or administrative tribunal.

ARTICLE 7
TERM AND TERMINATION

7.1 Term

Subject to Section 2.6, this Agreement shall be effective as of the date hereof and shall continue in full force and effect until such time as the first of the following occurs:

(a) the Trust or the General Partner decides, in its discretion, to terminate this Agreement in which case the Trust or the General Partner (as the case may be) shall provide the other parties with a notice specifying that such Party has elected to terminate this Agreement, and such termination shall thereafter become effective 30 days after receipt of such notice by the last of the parties to receive same;

(b) the parties mutually agree, as evidenced in writing, to terminate this Agreement, in which case the effective date of termination shall be such date as is specified by the parties, failing which, it shall be the date of the aforesaid mutual agreement; or

(c) termination of the Trust in accordance with the terms of the Declaration of Trust, in which case this Agreement shall be deemed to be terminated effective the same date as the termination of the Trust.

7.2 Survival

Notwithstanding any expiration or termination of this Agreement, any obligation or liability of the parties which arises pursuant to the terms hereof and which occurred or is attributable to the period prior to the expiration or termination of this Agreement shall survive such expiration or termination, including, for further certainty, (a) any payment obligations under Section 5.1, and (b) all indemnification obligations under Article 4 pertaining to any Claims or Trust Claims (as the case may be) provided that the subject matter of such claims relate to or arise out of events, conditions or circumstances which occurred or are attributable to the period prior to the expiration or termination (as the case may be) of this Agreement.

7.3 Post Termination Arrangements

In the event of a termination of this Agreement:

(a) the General Partner shall deliver to such party all books, records, accounts, documents, systems and manuals which the General Partner has developed and maintained relating to such party pursuant to this Agreement; and

(b) such party and the General Partner shall take all steps as may be reasonably required to complete any final accounting as between them

and to provide, if applicable, for the completion of any other matter contemplated by this Agreement.

ARTICLE 8
FORCE MAJEURE

8.1 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the party affected by such event of Force Majeure, to the extent and for the period that such obligations are not performed as a result of such event of Force Majeure, shall be suspended, and such party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that the occurrence of an event of Force Majeure: (i) affecting the Trust, or any of its affiliates and/or but not affecting the performance of the General Partner's obligations hereunder, shall not relieve any of the parties hereto of its obligation to make payments of the expenses of the General Partner; or (ii) affecting the General Partner but not affecting the performance of the obligations of the Trust hereunder shall not relieve any of the parties hereto of its obligation to make payments of the expenses of the General Partner incurred before the event of Force Majeure in respect of Services performed by the General Partner prior to such event of Force Majeure. The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either party that arose prior to the event of Force Majeure causing the suspension of performance shall be excused as a result of the event of Force Majeure.

8.2 Notice

A party whose obligations under this Agreement are affected by an event of Force Majeure: (i) shall give the other parties prompt written notice of the particulars of the event of Force Majeure and its expected duration, and (ii) shall use its best efforts to remedy its inability to perform such obligations.

ARTICLE 9
MISCELLANEOUS

9.1 No Partnership, Joint Venture, Agency or Trust

The parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The parties agree that the General Partner shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any person, whether or not a party, in connection with the discharge by the General Partner of such obligations.

9.2 Amendments

Except as otherwise provided herein, this Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

9.3 Assignment

This Agreement may be assigned by any party hereto only with the prior written consent of the other parties.

9.4 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) the Trust, addressed to:

AltaGas Income Trust
1700, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Fax No.: (403) 508-7258

(b) the Trustee, addressed to:

Computershare Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust
Fax No.: (403) 267-6598

(c) the General Partner, addressed to:

AltaGas General Partner Inc.
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President
Fax No.: (403) 508-7258

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

9.5 Successors and Assigns

The provisions of this Agreement shall entire to the benefit of, and be binding upon, the parties and their respective successors and permitted assigns.

9.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

9.7 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.8 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

9.9 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.10 Liability of General Partner

The General Partner shall be liable to the Trust or the Trustee, as applicable, for any loss occasioned by any breach by it of the standard of care and duty prescribed by Section 5.1.

9.11 Limitation on Liability

The parties hereto acknowledge that Computershare Trust Company of Canada, as trustee of the Trust, is entering into this Agreement solely in its capacity as trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

ALTAGAS INCOME TRUST, by its trustee,
Computershare Trust Company of Canada

Per: *"Stacie Moore"*

Name: Stacie Moore
Title: General Manager, Corporate Trust

Per: *"W. Anne DeWaele"*

Name: W. Anne DeWaele
Title: Manager, Corporate Trust

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: *"Stacie Moore"*

Name: Stacie Moore

Title: General Manager, Corporate Trust

Per: *"W. Anne DeWaele"*

Name: W. Anne DeWaele

Title: Manager, Corporate Trust

ALTAGAS GENERAL PARTNER INC.

Per: *"David W. Cornhill"*

Name: David W. Cornhill

Title: Chief Executive Officer

Per: *"Patricia M. Newson"*

Name: Patricia M. Newson

Title: Chief Financial Officer

UNDERWRITING AGREEMENT

2005 ... 10 ...

OFFICE OF ... CORPORATE ...

June 3, 2004

AltaGas Income Trust
AltaGas Ltd.
AltaGas Operating Partnership
1700, 355 - 4th Avenue SW
Calgary, AB T2P 0J1
Canada

53

Attention: David W. Cornhill – Chairman and Chief Executive Officer

Dear Sirs:

Re: Offering of Trust Units

RBC Dominion Securities Inc. (the "**Bookrunner**") and Clarus Securities Inc., as co-lead underwriters, and each of the other underwriters listed in Schedule A to this Agreement (each an "**Underwriter**" and collectively, the "**Underwriters**") understand that AltaGas Income Trust (the "**Trust**") proposes to sell 4,300,000 Trust Units (as herein defined) (the "**Firm Units**") of the Trust at a price per Trust Unit of $18.70 for an aggregate purchase price of $80,410,000 (the "**Purchase Price**") and will prepare and file all documents necessary in order to qualify the Offered Units (as herein defined) for Distribution in each of the Provinces of Canada (the "**Qualifying Jurisdictions**").

Upon and subject to the terms and conditions contained herein, the Underwriters hereby severally and not jointly, in the respective percentages set forth in Schedule A attached hereto, agree to purchase from the Trust and, by its acceptance hereof, the Trust agrees to sell to the Underwriters, at the Closing Time (as herein defined), all but not less than all of the Firm Units. The Trust also proposes to issue and sell, at the election of the Underwriters, up to an additional 430,000 Trust Units (the "**Option Units**") pursuant to the Over-Allotment Option (as defined below) at a price per Option Unit of $18.70.

The Trust agrees to sell to the Underwriters, and the Underwriters will have the option to purchase from the Trust, for the purpose of covering over-allotments, if any, up to the full number of the Option Units (the "**Over-Allotment Option**"). The Over-Allotment Option may be exercised by written notice to the Trust given by the Bookrunner, on behalf of the Underwriters, at any time until 5:00 p.m. (Calgary time) on the date that is 30 days after the Closing Date (as herein defined). The notice shall specify the number of Option Units to be purchased pursuant to the Over-Allotment Option. If and to the extent the Over-Allotment Option is exercised by the Underwriters, upon and subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust in the respective percentages set forth in Schedule A attached hereto, and the Trust shall issue and sell as directed by the Underwriters, in accordance with and subject to the provisions of this Agreement, that number of Option Units as indicated in the notice.

In consideration of the Underwriters' agreement to purchase the Offered Units and in consideration of the services to be rendered by the Underwriters in connection therewith, including but not limited to acting as financial advisors to the Trust in respect of the sale of the Offered Units, assisting in preparing documentation relating to the Offered Units, distributing the Offered Units directly and through other investment dealers and brokers and performing administrative work in connection with the Distribution (as herein defined) of the Offered Units, the Trust agrees to pay to the Underwriters: (i) at the Closing Time an underwriting fee of $0.935 per Offered Unit, for an aggregate underwriting fee of $4,020,500; and, if applicable, (ii) at the Additional Closing Time (as herein defined) an underwriting fee of $0.935 per Option Unit (being an aggregate amount of $402,050 in respect of the Option Units, if the Over-Allotment Option is exercised in full) (collectively, the "**Underwriting Fee**"). For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

In this Agreement, capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular unless the context otherwise requires:

"**Agreement**" means the agreement resulting from the acceptance by the Trust, AltaGas and Operating Partnership of the offer made by the Underwriters by this letter;

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the *Canada Business Corporations Act*;

"**AltaGas Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta by declaration of trust dated March 26, 2004, all of the beneficial interests of which are owned by the Trust;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership established under the laws of Alberta;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership established under the laws of Alberta;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the *Canada Business Corporations Act*, involving, among others, AltaGas Services Inc. and the Trust pursuant to which the business of AltaGas Services Inc. was reorganized into an income trust effective May 1, 2004;

"**ASC**" means the Alberta Securities Commission;

"**ASTC**" means the ASTC Power Partnership, a general partnership formed pursuant to the provisions of the *Partnership Act* (Alberta);

"**Business Day**" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Calgary;

"**Declaration of Trust**" means the declaration of trust of the Trust dated March 26, 2004 as amended by the First Supplemental Indenture dated April 30, 2004;

"**Distribution**" means "distribution" or "distribution to the public", as those terms are defined by Securities Laws;

"**DRIP Plans**" means, collectively, the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for Unitholders and the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for holders of Class B limited partnership units of either AltaGas LP #1 or AltaGas LP #2, in each case established on May 20, 2004;

"**Environmental Laws**" means any applicable domestic, federal, provincial, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminates;

"**Final Prospectus**" means the (final) short form prospectus of the Trust relating to the offering of Offered Units in the Qualifying Jurisdictions, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the *Canada Business Corporations Act*;

"**Holding Trust Note Indenture**" means the note indenture dated March 26, 2004 between AltaGas Holding Trust and Computershare Trust Company of Canada;

"**Information Circular**" means the information circular and proxy statement dated March 26, 2004 with respect to the Arrangement and certain other matters;

"**Loan Agreement**" means the Loan Agreement dated as of May 1, 2004 between AltaGas LP #2 and AltaGas;

"**LOI**" means the letter of intent dated May 26, 2004 between AltaGas LP #2 and PremStar Energy Canada Ltd. relating to the purchase by AltaGas LP #2 or an affiliate of the business of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. (collectively "**PremStar**") for approximately $22.0 million payable by way of 993,789 Trust Units (the "**PremStar Trust Units**") plus approximately $1.2 million cash;

"**material**" or "**materially**", when used in relation to the Trust, means material in relation to the Trust and its Subsidiaries taken as a whole;

"**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under Securities Laws;

"**Material Agreements**" means, collectively, this Agreement, the Declaration of Trust, the Loan Agreement, the Holding Trust Note Indenture, the Administration Agreement, the

AltaGas LP #1 Limited Partnership Agreement, the AltaGas LP #2 Limited Partnership Agreement, the Delegation Agreement, the Holding Declaration of Trust, the Series 1 Notes, the Support Agreement, the Unanimous Shareholder Agreement, the Voting and Exchange Trust Agreement and the Operating Partnership Agreement;

"**MRRS**" means the mutual reliance review system provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" among the Securities Commissions;

"**Offered Units**" means, collectively, the Firm Units and the Option Units;

"**Operating Partnership**" means AltaGas Operating Partnership, a partnership formed pursuant to the *Partnership Act* (Alberta) pursuant to the Operating Partnership Agreement;

"**Operating Partnership Agreement**" means the partnership agreement entered into as of the 30th day of April, 2004 between AltaGas Marketing Inc. and AltaGas Holdings Inc. and pursuant to which AltaGas was subsequently admitted as a partner of the Operating Partnership;

"**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust dated May 27, 2004, relating to the offering of the Offered Units in the Qualifying Jurisdictions, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

"**Prospectus**" means the Preliminary Prospectus and the Final Prospectus;

"**Public Record**" means all information and documents filed by the Trust, its predecessor AltaGas Services Inc., or AltaGas with the applicable Canadian securities regulators in compliance or purported compliance with Securities Laws;

"**Registration Rights Agreement**" means the Registration Rights Agreement dated May 1, 2004 between the Trust and Enbridge;

"**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

"**Securities Laws**" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules thereunder together with all applicable published orders and rulings of the Securities Commissions;

"**Securityholder Agreement**" means the Securityholder Agreement dated May 1, 2004 among the Trust, the General Partner and Enbridge;

"**Special Voting Units**" means the units of the Trust, other than Trust Units, that may be authorized and issued from time to time pursuant to the Declaration of Trust;

"**Subsidiaries**" means, collectively, AltaGas LP #1, AltaGas LP #2, AltaGas Pipeline Partnership, AltaGas Power Holdings Partnership, AltaGas Utilities Inc., AltaGas Ltd., Cedar

Energy Partnership, the General Partner, AltaGas Holding Trust, AltaGas Holdings Inc., AltaGas Operating Partnership, AltaGas Pipeline Partnership, AltaGas Services (U.S.) Inc., AltaGas Marketing (U.S.) Inc., AltaGas Marketing Inc., AltaGas Holdings Inc., AltaGas Facilities (U.S.) Inc., AltaGas Energy Solutions Inc. and AltaGas Utility Holdings Inc.;

"**Trust Corp.**" means AltaGas Holding Trust Corp. a corporation incorporated under the laws of the province of Alberta;

"**Trustee**" means Computershare Trust Company of Canada, as trustee of the Trust;

"**Trust Assets**" has the meaning ascribed thereto in the Declaration of Trust;

"**Trust Units**" has the meaning ascribed thereto in the Declaration of Trust;

"**Unitholders**" means the holders from time to time of Trust Units; and

"**U.S. Securities Laws**" means all of the applicable federal securities laws and regulations of the United States, including, without limitation, the *Securities Act of 1933*, as amended, and the *Securities Exchange Act of 1934*, as amended.

Any reference in this Agreement to a Section number shall refer to a section of this Agreement.

TERMS AND CONDITIONS

1. Qualification of Offered Units

The Trust shall fulfil all legal requirements to be fulfilled by it to enable the Offered Units to be offered for sale by the Trust and sold to the public in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with the Securities Laws. All legal requirements to enable the Distribution of the Offered Units shall be fulfilled as soon as practicable. Without limiting the generality of the foregoing, the Trust shall as soon as possible, and in any event, not later than 5:00 p.m. (Calgary time) on June 3, 2004 (or such other time and/or date as the Trust and the Underwriters may agree) prepare and file the Final Prospectus in each of the Qualifying Jurisdictions, and will use its reasonable best efforts to obtain a receipt for the Final Prospectus, issued by the ASC in its capacity as the principal regulator in accordance with the MRRS, as soon as possible after the filing and the Trust will promptly take all other steps and proceedings that may be necessary in order to qualify the Offered Units for Distribution in the Qualifying Jurisdictions and shall provide the Final Prospectus in compliance with Section 3(e).

2. Distribution of Offered Units

The Underwriters will offer the Offered Units for sale to the public in Canada, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, the "**Selling Firms**" or each a "**Selling Firm**") only

as permitted by Securities Laws and upon the terms and conditions set forth in the Final Prospectus and this Agreement. The Underwriters agree to sell the Offered Units only in accordance with, and in a manner permitted by, the laws of each of the Qualifying Jurisdictions and to require each Selling Firm to agree with the Underwriters to so sell the Offered Units. For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Units are qualified for Distribution in any Province of Canada where a receipt or similar document (including an MRRS decision document) for the Final Prospectus shall have been obtained from the applicable Securities Commission following the filing of the Final Prospectus unless notice to the contrary from the Trust or the applicable Securities Commission is provided to the Underwriters. Notwithstanding the foregoing provisions of this Section 2, an Underwriter will not be liable under this Section 2 with respect to a default under this Section 2 by another Underwriter.

The Underwriters shall use their reasonable best efforts to complete and cause the Selling Firms to complete Distribution of the Offered Units as promptly as possible, and shall give prompt notice to the Trust when, in the opinion of the Underwriters, such Distribution has been completed and shall give notice to the Trust of the proceeds realized in each Qualifying Jurisdiction from the Distribution of the Offered Units. The Underwriters may solicit offers to purchase or sell the Offered Units outside of Canada in accordance with applicable law (including, if applicable, U.S. Securities Laws and state securities laws), but will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or the filing of a prospectus or registration statement with respect to the Distribution of the Offered Units under the laws of such jurisdiction (and will require each Selling Firm to agree with the Underwriters not to solicit or sell).

The Trust shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Final Prospectus and any Amendment thereto and shall allow the Underwriters and their counsel to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to execute any certificate required to be executed by the Underwriters in such documentation.

3. **Documents to be Delivered**

The Trust shall deliver to the Underwriters:

(a) on the date of filing of the Final Prospectus, a copy of the Final Prospectus signed as required by the laws of the Qualifying Jurisdictions;

(b) on or prior to the date of filing of any Amendment, copies of the Amendment signed as required by the laws of the Qualifying Jurisdictions;

(c) at the time of the delivery to the Underwriters pursuant to this Section 3 of copies of the Final Prospectus and any Amendment, in each case in the French language,

(i) opinions of Quebec counsel to the Trust dated the date of such document and stating that, except for any financial charts, financial statements, notes to financial statements or auditors' reports (collectively, the "**Financial Information**") contained or incorporated by reference in such document, the document in the French language is in all material respects a complete and accurate translation of the document in the English language and that such versions are not susceptible to any materially different interpretations with respect to any material matter contained therein; and

(ii) opinions of the auditors of the Trust dated the date of such document and stating that the Financial Information contained in such document in the French language is in all material respects a complete and proper translation of the Financial Information contained or incorporated by reference therein in the English language;

(d) at the time of the delivery to the Underwriters of the Final Prospectus pursuant to Section 3(a), a comfort letter dated the date of the Final Prospectus from the auditors of the Trust and AltaGas and acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information contained in the Final Prospectus based on a review by the auditors having a cut-off date not more than two Business Days prior to the date of the comfort letter;

(e) forthwith when available, but in any case:

(i) in Toronto by 12:00 noon (local time) on the Business Day after the MRRS decision document for the Final Prospectus or the Amendment has been issued by the ASC; and

(ii) in such cities (other than Toronto) as the Underwriters may reasonably request by 5:00 p.m. (local time) on the Business Day after the MRRS decision document for the Final Prospectus or the Amendment has been issued by the ASC;

without charge, such numbers of commercial copies of the Final Prospectus and any Amendment together with any documents incorporated by reference in such Final Prospectus or Amendment as the Underwriters may reasonably require. The commercial copies of the Final Prospectus and any Amendment shall be identical in content to the electronically transmitted versions thereof filed with Canadian securities regulatory authorities pursuant to the System for Electronic Document Analysis and Retrieval.

(f) During the period of Distribution of the Offered Units, the Trust will promptly provide to the Underwriters, for review and comment by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or AltaGas;

(ii) any proposed document, including without limitation any amendment to or new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust.

4. <u>Amendment</u>

The Trust shall deliver to the Underwriters duly signed copies of all amendments or supplements or any other supplemental documents to the Prospectus, as the case may be, required to be prepared by the Trust under Securities Laws or to the documents incorporated therein by reference (collectively, the "**Amendment**") or other documents required to be filed under Section 5. The Amendment shall be in form and substance satisfactory to the Underwriters, acting reasonably. Prior to the filing of any Amendment, the Trust shall deliver to the Underwriters with respect to such Amendment letters and opinions similar to those referred to in Sections 3(c) and 3(d).

5. <u>Material Changes</u>

Commencing on the date hereof and until the completion of the Distribution, the Trust and AltaGas shall promptly notify the Underwriters in writing of:

(a) any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital or ownership of the Trust taken as a whole;

(b) any material fact that has arisen or has been discovered which would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

(c) any change in any material fact in the Prospectus or any Amendment, or the existence of any new material fact,

which change or new material fact is, or may be, of such a nature as:

(d) to render the Prospectus or Amendment, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any material respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or new material fact, containing a misrepresentation;

(e) would result in the Prospectus or any Amendment, as they exist taken together in their entirety immediately prior to such change or new material fact, not complying with laws of the Qualifying Jurisdictions; or

(f) would reasonably be expected to have a significant effect on the market price or value of the Offered Units.

The Trust shall promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under Securities Laws arising as a result of such fact or change provided that the Trust shall not file any Amendment or other document without first consulting with the Underwriters as to the form and content thereof. The Trust and AltaGas shall, in good faith, discuss with the Underwriters any fact or change (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is any doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 5 and, in any event, prior to making any filing referred to in this Section 5.

In addition, if, prior to the completion of the Distribution of the Offered Units, there is any change in any Securities Laws which results in the requirement to file an Amendment, the Trust shall, to the reasonable satisfaction of the Underwriters' counsel in the applicable jurisdictions, make any such filing required as soon as possible.

If a material change or a change in a material fact occurs prior to the Closing Date, then, subject to Section 13, the Closing Date shall be, unless the Trust and the Underwriters otherwise agree in writing, the sixth Business Day following the later of:

(i) the date on which all applicable filings or other requirements of Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Provinces and any appropriate MRRS decision documents obtained for such filings and notice of such filings have been received by the Underwriters; and

(ii) the date upon which the commercial copies of any Amendment have been delivered in accordance with Section 3(e),

provided, however, without the consent of the Underwriters, in no event shall the Closing Date be later than June 24, 2004.

6. <u>Representations and Warranties of the Trust, AltaGas and Operating Partnership</u>

The delivery to the Underwriters of the documents referred to in Sections 3(a), (b) and (c) shall constitute the consent of the Trust, AltaGas and Operating Partnership to the use by the Underwriters and the Selling Firms of such documents in connection with the Distribution of the Offered Units in compliance with the provisions of this Agreement and shall constitute the joint representation and warranty to the Underwriters by each of the Trust, AltaGas and Operating Partnership that:

(a) such documents at the time of their signing or filing fully complied with the requirements of the Securities Laws pursuant to which they were filed and all the information and statements relating to the Trust and the Subsidiaries contained

therein (except for information or statements provided by and relating solely to the Underwriters and information or statements which are modified or superseded by information or statements contained in an Amendment) were, at the respective dates of delivery thereof, true and correct in all material respects, contained no misrepresentation and constituted full, true and plain disclosure of all material facts relating to the Offered Units as required by the Securities Laws;

(b) no material fact or information (except facts or information relating solely to the Underwriters) has been omitted from such documents and no other fact or information (except facts or information relating solely to the Underwriters) has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made;

(c) the financial statements included in such documents or incorporated by reference therein present fairly in all material respects the financial position of the Trust or AltaGas, as applicable, as at the date indicated and, except as otherwise stated in such documents, such financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis;

(d) the pro forma financial statements, including the notes thereto, of the Trust incorporated by reference in the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust and AltaGas Services Inc., and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(e) the Arrangement was completed on the terms set forth in the Information Circular and all transactions included in the Arrangement have been consummated and all required filings in connection with the Arrangement have been made except for such filings which, if not completed, will not have a material adverse effect on the Trust and its Subsidiaries, taken as a whole; since the Effective Date (as defined in the Information Circular) there have been no amendments to any Material Agreements all of which agreements remain in full force and effect, unamended;

(f) the Registration Rights Agreement and the Securityholder Agreement constitute the entire agreement among the parties thereto with respect to the subject matter thereof and supersede all prior agreements and undertakings, both written and oral, among the parties thereto and their subsidiaries or affiliates, or any of them, with respect to the subject matter thereof, and each of the Registration Rights Agreement and the Securityholder Agreement remain in full force and effect unamended since the respective dates thereof, except for the waiver given in respect of the offering of Offered Units as described in Section 6(g);

(g) Enbridge Inc. ("**Enbridge**") will not purchase any Offered Units and further, Enbridge has, on behalf of itself and its affiliates, irrevocably waived and covenanted not to exercise any right under section 2.2 of the Registration Rights Agreement in respect of the offering of Offered Units;

(h) the Trust has been properly created, settled and organized and is a valid and subsisting trust under the laws of Alberta with all necessary power and authority to own and lease its properties and to conduct its business as described in the Final Prospectus including, without limitation to perform its obligations under the Material Agreements to which it is a party;

(i) the Subsidiaries include the only subsidiaries of the Trust (as the term "subsidiary" is defined in the *Canada Business Corporations Act*) the total assets of which constitute more than 10% of the consolidated assets of the Trust or the total revenues of which constitute more than 10% of the consolidated revenues of the Trust in each case as of the date of the most recent audited financial statements of AltaGas incorporated by reference in the Prospectus;

(j) each Subsidiary and Trust Corp has been duly incorporated, or in the case of the non-corporate Subsidiaries, formed and organized and is validly existing as a subsisting corporation, partnership or trust under the laws of its jurisdiction of incorporation or formation, as the case may be, with all necessary power and authority to own and lease its properties and to conduct its business as described in the Final Prospectus including, without limitation to perform its obligations under the Material Agreements to which it is a party;

(k) each of the Subsidiaries and Trust Corp is qualified to carry on business under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the assets of the Trust in each jurisdiction where it carries on such activities;

(l) the Trust is the direct or indirect registered and beneficial owner of all of the issued and outstanding trust units, partnership units or interests, or common shares, as applicable, of the Subsidiaries (with the exception of Class B limited partnership units of each of AltaGas LP #1 and AltaGas LP #2 as described in Sections 6(z) and 6(aa)) and of a 50% interest in ASTC, with good and marketable title to all of such units, shares and interests, free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever, except as disclosed in the Final Prospectus;

(m) subject to applicable laws, none of the Trust or any Subsidiary is currently prohibited, directly or indirectly, from paying dividends, from making distributions on its capital stock, units or other interests or securities, or from paying any interest or repaying any loans, advances or other indebtedness of the Trust or such Subsidiary;

(n) the Trust is a "unit trust" and a "mutual fund trust" under the *Income Tax Act* (Canada) (the "**Tax Act**") and the Trust has conducted and at all times will conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust" under the Tax Act, including by limiting its activities to investing the property of the Trust in accordance with the Declaration of Trust and in any event in property in which a "mutual fund trust" is permitted by the Tax Act to invest, and the Trust will not carry on any other business;

(o) to the best of the Trust's and AltaGas' knowledge, as at June 3rd, 2004 not less than 5.93% of the issued and outstanding Trust Units (4.36% on a diluted basis) were beneficially owned by "non-residents" (as defined in the Tax Act);

(p) the attributes and characteristics of the Offered Units to be issued at the Closing Time and, if applicable, the Additional Closing Time, will conform in all material respects to the attributes and characteristics thereof described in the Final Prospectus or any Amendment;

(q) except pursuant to this Agreement and as disclosed in the Final Prospectus and any Amendment, no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase, subscription or issuance of any of the unissued securities of the Trust or of any Subsidiary;

(r) the General Partner has the authority to enter into this Agreement on behalf of the Trust and AltaGas and to execute and deliver, on behalf of the Trust or a Subsidiary, as applicable, all other necessary documents in connection with the offering of the Offered Units, including the Prospectus and all necessary action has been taken by the General Partner to cause the execution and delivery of the Prospectus and the filing of such documents with the Securities Commissions;

(s) all authorizations, approvals and consents to be obtained by the Trust or any Subsidiary or Trust Corp under applicable laws, or under any agreements or documents by which the Trust or such Subsidiary or Trust Corp is bound, for the execution and delivery of this Agreement, and the failure of which to obtain would have a material adverse impact on the Trust, have been obtained and are in full force, and this Agreement will be a legal, valid and binding agreement of the Trust and each of the Subsidiaries that is a party hereto enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity;

(t) the Trust has full power and authority to issue the Firm Units and the Option Units and to grant the Over-Allotment Option and, at the Closing Date, the Firm Units and, at the Additional Closing Date, the Option Units will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the

purchase price therefore, will be duly and validly issued as fully paid and non-assessable;

(u) the presently outstanding Trust Units are, and at the Closing Time the Offered Units will be, listed and posted for trading on the Toronto Stock Exchange;

(v) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Offered Units by the Trust in any Qualifying Jurisdictions except such as may be required under Securities Laws;

(w) the Trust is eligible in accordance with the provisions of National Instrument 44-101 of the Canadian securities regulatory authorities to file a short form prospectus in each of the Qualifying Jurisdictions;

(x) the Trust and each Subsidiary is current with all filings required to be made under the laws of all jurisdictions in which it exists or carries on any material business, is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction which it carries on business and has all necessary certificates, licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business, except where the absence of such power and authority or failure to make any filing or obtain any certificate, licence, lease, permit, authorization or other approval would not result in an adverse material change to the Trust and the Subsidiaries taken as a whole, and all such certificates, licenses, leases, permits, authorizations or other approvals are in full force and effect in accordance with their terms except where the failure to so maintain such certificates, licenses, leases, permits, authorizations or other approvals would not result in adverse material change;

(y) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units; as at the date hereof 33,950,595 Trust Units and 1 Special Voting Unit (representing, in aggregate, 46,210,820 votes) are issued and outstanding as fully paid and non-assessable units in the capital of the Trust; and, as at June 3rd, 2004 3,800,000 Trust Units are reserved for issuance on exercise of options granted pursuant to the Trust Unit Option Plan of the Trust, 3,394,216 Trust Units are reserved for issuance on exchange of Class B limited partnership units of AltaGas LP #1, 8,866,009 Trust Units are reserved for issuance on exchange of Class B limited partnership units of AltaGas LP #2, 4,000,000 Trust Units are reserved for issuance pursuant to the DRIP Plans and no other Trust Units or Special Voting Units of the Trust are reserved for issuance;

(z) the authorized capital of AltaGas LP #1 consists of the interest of the General Partner in such partnership and an unlimited number of Class A limited partnership units and an unlimited number of Class B limited partnership units; as at the date hereof 33,668,068 Class A limited partnership units are issued and

outstanding and legally and beneficially held by AltaGas Holding Trust and 3,394,216 Class B limited partnership units are issued and outstanding and no other units of AltaGas LP #1 are reserved for issuance;

(aa) the authorized capital of AltaGas LP #2 consists of the interest of the General Partner in such partnership and an unlimited number of Class A limited partnership units and an unlimited number of Class B limited partnership units; as at the date hereof 37,062,284 Class A limited partnership units are issued and outstanding and legally and beneficially held by AltaGas LP #1 and 8,866,009 Class B limited partnership units are issued and outstanding and legally and beneficially held by Enbridge and/or its affiliates and no other units of AltaGas LP #2 are reserved for issuance;

(bb) the Trust, each Subsidiary and Trust Corp is not (i) in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries taken as a whole, or (ii) in violation of the provisions of the Declaration of Trust, articles or resolutions or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust;

(cc) as at the date hereof, the principal amount outstanding under the Loan Agreement is $540,000,000 which amount is payable to AltaGas LP #2 by AltaGas, and the aggregate principal amount of the Series 1 Notes is $701,757,108, all of which notes are legally and beneficially held by the Trust and there are no other notes of any series outstanding pursuant to the Holding Trust Note Indenture;

(dd) except as disclosed in the Final Prospectus and any Amendment, the execution and delivery of this Agreement and the issue, sale and delivery of the Offered Units pursuant to this Agreement and the performance or the consummation of the transactions contemplated in this Agreement do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Trust, any Subsidiary or Trust Corp is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries, taken as a whole, or the ability of the Trust or any Subsidiary to perform their obligations contemplated by this

Agreement, nor will such action conflict with or result in any violation of provisions of the resolutions, articles, by-laws or constating documents of the Trust, AltaGas or any other Subsidiaries or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries, taken as a whole or the ability of the Trust or any Subsidiary to perform their obligations contemplated by this Agreement;

(ee) except as disclosed in the Final Prospectus and any Amendment, there are no legal or governmental actions, suits, proceedings, investigations or inquiries pending or (to the knowledge of the Trust and AltaGas) contemplated or threatened against or affecting the Trust or any Subsidiary at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, foreign or domestic, which materially adversely affect, or are reasonably likely to materially adversely affect, the business, affairs, business prospects, operations, assets or condition (financial or otherwise) of the Trust and the Subsidiaries, taken as a whole, or which affect or are reasonably likely to affect the Distribution of the Offered Units or the validity of any action taken or to be taken by the Trust or any Subsidiary pursuant to or in connection with this Agreement;

(ff) except as disclosed in the Final Prospectus and any Amendment, since December 31, 2003, the Trust or any Subsidiary has not incurred, assumed or suffered any liability or any tax liability (in either case, absolute, accrued, contingent or otherwise) or entered into any transaction which is or is reasonably expected to be material to the Trust and the Subsidiaries, taken as whole, and is not in the ordinary course of business;

(gg) except as disclosed in the Final Prospectus and any Amendment, since December 31, 2003, there has not been any material change or a change in material fact (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, affairs, business prospects, operation, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) or capital or ownership of the Trust and the Subsidiaries, taken as whole;

(hh) the Trust is a "reporting issuer" or has equivalent status in each of the Qualifying Jurisdictions within the meaning of Securities Laws;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Trust Units or any other securities of the Trust or any Subsidiary has been issued or made by any Securities Commission or other applicable regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or to the best of the knowledge of the General Partner, are contemplated or threatened by any such authority;

(jj) Computershare Trust Company of Canada at its principal offices in Calgary and Toronto has been duly appointed as the registrar and transfer agent for the Trust Units;

(kk) each of the agreements which are material agreements to the Trust and the Subsidiaries, taken as whole, including the Material Agreements, have been duly and validly executed and delivered by the Trust or the Subsidiary, constitutes a valid or binding obligation of the Trust or the Subsidiary enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever enforceable terms, may be limited by applicable law, is in good standing and, except as disclosed in the Final Prospectus and any Amendment, there has not been any default by or dispute with any party thereunder which might reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Trust and the Subsidiaries, taken as a whole;

(ll) the information and statements set forth in the Public Record were (or will be, as applicable) true, correct, and complete and did not (or will not, as applicable) contain any misrepresentation, as of the date of such information or statements and the Trust is not in default of any material requirement of Securities Laws;

(mm) the records and minute books of the Trust and its Subsidiaries which have been made available to the Underwriters and counsel to the Underwriters for review contain, in all material respects, complete and accurate minutes of all relevant meetings held since organization and original signed copies of all resolutions duly passed or confirmed;

(nn) except as disclosed in the Final Prospectus and any Amendment, there are no outstanding claims, actions, suits, litigation, arbitration, investigations, proceedings or inquiries, whether or not purportedly on behalf of the Trust or any Subsidiary or, to the knowledge of the Trust or any Subsidiary, proposed or threatened in writing against the Trust or any Subsidiary which, if determined adversely to the Trust or any Subsidiary could have an adverse material affect on the Trust and the Subsidiaries, taken as a whole, their respective businesses, affairs, business prospects, operations, properties, liabilities or obligations (absolute, accrued, contingent or otherwise), capital or ownership, taken as a whole, or which may restrict or prohibit the ability of the Trust to perform its obligations hereunder;

(oo) the Trust and each Subsidiary have good and marketable title to all material property and assets free and clear of all liens and encumbrances and defects that would materially affect the value of such property and assets or materially

interfere with the use made or to be made of such property and assets by them and, except as disclosed in the Prospectus and any Amendment, the Trust and each Subsidiary hold all of their material leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or to be made of such property by them and the Trust and each Subsidiary have not received notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Trust or any Subsidiary to the continued possession of the leased or subleased properties; and except as set forth in the Final Prospectus and any Amendment, the Trust and each Subsidiary own or lease all such properties as are necessary to their business as currently conducted; except in each case where such event might reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Trust and the Subsidiaries, taken as a whole;

(pp) except as disclosed in the Final Prospectus and any Amendment, the Trust and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Trust and each Subsidiary or their business, assets, employees, officers and directors are in full force and effect; the Trust and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Trust or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Trust and each Subsidiary have no reason to believe that they will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole;

(qq) except as disclosed in the Final Prospectus and any Amendment, the Trust and the Subsidiaries (i) are in compliance with Environmental Laws, (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(rr) in the ordinary course of the business of the Trust and the Subsidiaries, such entities periodically review the effect of Environmental Laws on the business, operations and properties of the Trust and the Subsidiaries, in the course of which they identify and evaluate associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); the Trust and the Subsidiaries also conduct pre-acquisition investigations of new properties to identify potential violations of Environmental Laws, train management personnel in the recognition of and proper response to incidents of non-compliance with Environmental Laws and establish procedures for communicating such incidents to its senior management. On the basis of such review, except as set forth in or contemplated in the Final Prospectus and any Amendment, neither the Trust nor any Subsidiary has concluded that such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(ss) other than pursuant to this Agreement, neither the Trust nor any Subsidiary is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against it or the Underwriters for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Offered Units; and

(tt) the Trust, in making its decision to sell the Offered Units, did not rely on any material information concerning the Trust and the Subsidiaries, taken as a whole, that, to its knowledge, is not publicly disclosed or is not disclosed in the Final Prospectus.

7. <u>Covenants of the Trust, AltaGas and Operating Partnership</u>

Each of the Trust, AltaGas and Operating Partnership covenants to the Underwriters that:

(a) the Trust and AltaGas will advise the Underwriters, promptly after receiving notice thereof, of the time when the Final Prospectus and any Amendment has been filed and MRRS decision documents therefore have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such MRRS decision documents;

(b) the Trust and AltaGas will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any securities regulatory authority of any order suspending or preventing the use of the Final Prospectus or any Amendment; (ii) the suspension of the qualification of the Offered Units in any of the Qualifying Jurisdictions; (iii) the institution,

threatening or contemplation of any proceeding for any purposes listed in (i) or (ii) above; or (iii) any requests made by any securities regulatory authority for amending or supplementing the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order or suspension referred to in (i) and (ii) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c) the Trust and AltaGas shall, prior to the completion of the Distribution of the Offered Units in the Qualifying Jurisdictions, take or use their reasonable best efforts to cause to be taken all steps and proceedings that may be required under Securities Laws to qualify the Offered Units for sale to the public in the Qualifying Jurisdictions through registrants registered under applicable laws who have complied with the relevant provisions of Securities Laws;

(d) prior to the completion of the Distribution of the Offered Units in the Qualifying Jurisdictions, the Final Prospectus and any Amendment will comply with the requirements of Securities Laws, will provide full, true and plain disclosure of all material facts relating to the Trust, its Subsidiaries and to the Offered Units to the extent required by Securities Laws and will not contain any misrepresentation (provided that the foregoing covenant of the Trust, AltaGas and Operating Partnership shall not apply to facts or information relating solely to the Underwriters or which are modified by or superseded by facts or information contained in the Final Prospectus or any Amendment); and

(e) they shall not authorize or permit section 9 of the LOI (including by the terms of any purchase and sale agreement (the "**PremStar P&S**") negotiated in accordance with the LOI) to be amended so as to reduce or modify the escrow arrangements contemplated by section 9 of the LOI without the prior consent of the Bookrunner.

8. <u>Closing</u>

The purchase by the Underwriters of the Offered Units under this Agreement shall take place at the offices of Stikeman Elliott LLP, Calgary, Alberta at 6:30 a.m. (Calgary time) (the "**Closing Time**") on June 10, 2004 or at such other date and time as may be agreed upon in writing and as such date may be extended pursuant to Sections 5 or 14 (the "**Closing Date**"), but in any event no later than June 24, 2004.

The purchase and sale of any Option Units will occur at the place and time (the "**Additional Closing Time**") and on the date (the "**Additional Closing Date**") specified in the written notice to the Trust given by the Bookrunner, on behalf of the Underwriters, in connection with the exercise of the Over-Allotment Option, which date will not be earlier than the Closing Date or the second Business day after the giving of the notice or later than the fifth Business Day after the giving of the notice (and which closing, for greater certainty, may occur on a date that is more than 30 days after the Closing Date).

9. **Closing Conditions**

The Underwriters' obligations under this Agreement are conditional upon and subject to the following conditions being fulfilled at or prior to the Closing Time, which conditions may be waived in writing in whole or in part by the Underwriters:

(a) the Underwriters shall have received at the Closing Time one or more definitive certificates representing in aggregate the Firm Units registered in the name of the Bookrunner, or in such other name or names as the Bookrunner shall notify the Trust in writing not more than 24 hours prior to the Closing Time against delivery of the Purchase Price, net of the Underwriting Fee, by bank draft or wire transfer payable to or to the order of the Trust;

(b) the Underwriters shall have received at the Closing Time a certificate dated as of the Closing Date and signed on behalf of the Trust by the Chairman and Chief Executive Officer and Senior Vice-President Finance and Chief Financial Officer, of the General Partner, on behalf of the Trust, and of AltaGas, or such other persons as may be agreed upon by the Underwriters, acting reasonably, certifying (in their capacity as officers of the Trust, or AltaGas, as the case may be, and not in their personal capacity) that to the knowledge, information and belief of such persons, after having made or caused to be made reasonable inquiries and having carefully examined the Final Prospectus and any Amendment and except as may be disclosed in the Final Prospectus or any Amendment:

(i) no order ceasing or suspending trading in the Trust Units has been issued and, to the knowledge of such persons, no proceedings for such purposes are pending or threatened;

(ii) since the date of the Final Prospectus, there has been no material change, occurrence or development as contemplated by Section 5 (other than a change, occurrence or development related to the Underwriters);

(iii) the representations and warranties of the Trust, AltaGas and Operating Partnership herein are true and correct in all material respects at the Closing Time as if made as at such time;

(iv) each of the Trust, AltaGas and Operating Partnership has complied in all material respects with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by it except to the extent that the same have been waived by the Underwriters in writing pursuant hereto; and

(v) as to such other matters as the Underwriters may reasonably request;

(c) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date and addressed to the Underwriters and their counsel, from counsel to the Trust and AltaGas with respect to:

(i) the Trust, each Subsidiary and Trust Corp being duly incorporated or formed and validly existing and the Trustee being duly appointed as the Trustee of the Trust and Trust Corp being duly appointed as the trustee of AltaGas Holding Trust;

(ii) all necessary actions having been taken by the Trust to authorize the signing and delivery by the Trust of the Final Prospectus and any Amendment;

(iii) all necessary action having been taken by the Trust to validly allot and issue to the Underwriters the Firm Units and the Option Units and to grant the Over-Allotment Option;

(iv) the Firm Units having been validly authorized and issued and outstanding as fully paid Trust Units;

(v) in reliance on the conditional listing letter of the TSX, the conditional approval of the TSX of the listing of the Firm Units and the Option Units, subject to standard listing conditions being completed on or before the date specified for such in such letter;

(vi) no consent, approval, authorization or order of or filing with any Canadian federal or provincial court or public, governmental or regulatory agency or body being required to be made or obtained by the Trust or any Subsidiary for the execution, delivery and performance by the Trust and the relevant Subsidiaries of this Agreement or for the consummation of the transactions contemplated hereby, except for such as have been made or obtained under Securities Laws;

(vii) each of the Trust and the Subsidiaries having all requisite corporate or equivalent power and authority to own, lease and operate its property and assets and to carry on its business as described in the Prospectus and to execute, deliver and perform its obligations under the Material Agreements to which it is a party;

(viii) the conformity of the Trust Units and the Exchangeable Securities to the description thereof in the Final Prospectus;

(ix) the due execution and delivery by the Trust and of each Subsidiary a party thereto of each of the Material Agreements and the legality, validity and enforceability of the Material Agreements against the Trust and each Subsidiary a party thereto (subject to usual qualifications);

(x) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and the Prospectus and the sale of the Offered Units at the Closing Time not resulting in a breach of, and not creating a state of facts which, after notice or lapse of time, or both, results in a breach of, or a conflict with or a default under (a) any of the terms, conditions or provisions of the Declaration of Trust, the articles, by-laws or resolutions of the Unitholders, partners or shareholders of the Trust and the Subsidiaries, as applicable, (b) any laws of Canada or the Province of Alberta, or (c) to the knowledge of such counsel, any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Trust or any Subsidiary is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries taken as a whole;

(xi) the qualification under Securities Laws of the Offered Units for Distribution in each of the Qualifying Jurisdictions;

(xii) the form and terms of the certificate for the Trust Units having been approved and adopted by the Trustee on behalf of the Trust, and the compliance of such form with all legal requirements and the Declaration of Trust;

(xiii) the appointment as transfer agent and registrar for the Trust Units of the Trustee at its principal offices in the Cities of Calgary and Toronto;

(xiv) the confirmation of the accuracy and completeness of the sections in the Final Prospectus entitled "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment"; and

(xv) as to such other matters as the Underwriters or counsel to the Underwriters may reasonably request;

(d) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date of counsel to the Underwriters as to such matters relating to the offering of the Offered Units as the Underwriters may reasonably require, it being understood that counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the provinces of Alberta or Canada and counsel to the Underwriters may rely on the opinions of counsel to the Trust and AltaGas as to matters which relate specifically to the Trust and the Subsidiaries;

(e) each of the Trust, AltaGas and Operating Partnership shall have complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time;

(f) AltaGas, or its predecessor (if applicable), shall not be or be deemed to be a reporting issuer or the equivalent thereof not in good standing and shall not be in default of any Securities Laws in the Qualifying Jurisdictions at the Closing Time if in the opinion of the Underwriters, acting reasonably, such failure to be in good standing or such default could have a material adverse effect on the Trust or the offering of Offered Units;

(g) the Underwriters shall have received at the Closing Time a comfort letter from the auditors of the Trust dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in any comfort letter referred to in Section 3(d) forward to the Closing Time, provided that such comfort letter shall be based on a review by the auditors having a cut-off date not more than two Business Days prior to the Closing Time;

(h) the Underwriters shall have received at the Closing Time an opinion of the Trust's counsel dated the Closing Date and acceptable in form and substance to the Underwriters' counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language; and

(i) evidence satisfactory to the Underwriters that the distribution expected to be payable to Unitholders of record on or about June 25, 2004 will be paid on the Firm Units and, if the Additional Closing Time occurs on or prior to June 25, 2004, on the Option Units.

If and when the Over-Allotment Option is exercised from time to time and as to all or any portion of the Option Units, a definitive certificate or certificates for such Option Units, and payment therefore, shall be delivered at the Additional Closing Time in the manner set forth in Section 12(a) above and upon the terms and conditions set forth above in Section 12(b) to (g) inclusive, except that references in Section 12 to the Closing Date and the Closing Time shall be deemed, for the purposes of this paragraph, to refer to the Additional Closing Date and the Additional Closing Time, respectively, and references in such Section to the Firm Units shall be deemed, for the purposes of this paragraph, to refer to the Option Units being purchased by the Underwriters at such time.

Whether or not specifically contemplated in this Agreement, all provisions of this Agreement shall apply in the same manner and on the terms and conditions in respect of the purchase of any Option Units as would apply to the purchase of the Firm Units, and any steps to be taken or conditions to be satisfied in order to complete the sale of the Firm Units shall apply equally in order to complete the sale of any Option Units.

10. Indemnity

(a) Indemnity. Each of the Trust, AltaGas and Operating Partnership (collectively, the "**Indemnifying Parties**") covenants and agrees that it shall (subject to Sections 10(e) and 11) protect and indemnify the Underwriters and their respective shareholders, directors, officers, partners, employees and agents (the "**Indemnified Parties**") from and against all losses (other than loss of profit and consequential damages in connection with the Distribution of the Offered Units), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

(i) any breach of or default under any representation, warranty, covenant or agreement made by the Trust, AltaGas or Operating Partnership in this Agreement or any other document to be delivered pursuant hereto;

(ii) any information or statement (except any information or statement furnished by or relating solely to the Underwriters or any of them) contained in the Prospectus, or any Amendment or any document incorporated by reference in such Prospectus or Amendment being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state therein any fact or information (except facts or information relating to the Underwriters or any of them) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

(iii) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them) in the Prospectus or any Amendment or any document incorporated by reference in such Prospectus or Amendment (except any document or material delivered or filed by the Underwriters or any of them) preventing or restricting the trading in, the sale or Distribution of the Offered Units in any of the Qualifying Jurisdictions.

(b) Notification of Claims. If any claim contemplated by this Section 10 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 10 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall give notice to the Indemnifying Parties as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall not affect the Indemnifying Parties' liability and provided further that any failure to so notify in respect of any actual claim shall affect the Indemnifying Parties' liability under

this Section 10 only to the extent that they are materially prejudiced by such failure).

(c) Retaining Counsel. The Indemnifying Parties shall, subject as hereinafter provided, be entitled (but not required) to assume conduct of any negotiations, defence or settlement on behalf of the Indemnified Party of any such claim or any suit brought to enforce such claim; provided that the conduct of any negotiations, defence or settlement shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Indemnifying Parties without the prior written consent of all parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to retain separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i) the Indemnifying Parties fail to assume the defence of such suit on behalf of the Indemnified Party within seven Business Days of receiving notice of such suit;

(ii) the employment of such counsel has been authorized by the Indemnifying Parties; or

(iii) the named parties to any such suit (including any added or third parties) include both the Indemnified Party and one or more of the Indemnifying Parties and the Indemnified Party shall have been advised by counsel that the representation of both parties by the same counsel would be inappropriate due to the actual differing interests between them or there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Parties;

(in the case of each of (c)(i), (ii) and (iii) the Indemnifying Parties shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of one firm of separate counsel acceptable to the Indemnifying Parties, acting reasonably, for all Indemnified Parties and, in addition, one firm of local counsel acceptable to the Indemnifying Parties, acting reasonably, in each applicable jurisdiction).

(d) Right of Indemnity in Favour of Others. It is the intention of the Indemnifying Parties to constitute each Underwriter as the trustee for the respective Underwriters' directors, shareholders, officers, employees and agents of the covenants of the Indemnifying Parties under this Section 10 with respect to such Underwriter's directors, shareholders, officers, employees and agents and each Underwriter agrees to accept such trust and hold and enforce such covenants on behalf of such persons.

(e) Indemnity not Available. Notwithstanding the provisions of Section 10, the foregoing rights of indemnity shall not enure to an Indemnified Party if the Indemnifying Parties have complied with the provisions of Section 5 and the claim for indemnification relates to a person asserting a claim in respect of an alleged untrue statement in or alleged omission from the Final Prospectus, or any Amendment thereto, and such person was not provided with a copy of the document which corrects such alleged untrue statement or alleged omission and which is required, under applicable law, to be sent or delivered to such person by such Indemnified Party.

11. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 10 would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Indemnifying Parties shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits and consequential damages) of the nature contemplated in Section 10 (including legal fees and disbursements) and suffered or incurred by the Indemnified Parties in such proportions so that the Indemnified Parties are responsible for that portion thereof as is represented by the percentage that the total Underwriting Fee payable by the Trust bears to the total gross proceeds to the Trust of the sale of the Offered Units (including the Underwriting Fee), both as determined pursuant to the provisions hereof, and the Indemnifying Parties shall be responsible for the balance whether or not they have been sued or sued separately; provided that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of such total Underwriting Fee or any portion thereof actually received.

The rights to contribution provided in this Section 11 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law. If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Indemnifying Parties notice thereof in writing, but failure to so notify shall not relieve the Indemnifying Parties of any obligation which they may have to the Indemnified Party under this Section 11, except to the extent that they are materially prejudiced by such failure, and the right of the applicable Indemnifying Parties to assume the defence of such Indemnified Party shall apply as set out in Section 10, with necessary changes in detail.

The Indemnifying Parties further agree not to claim contribution from the Indemnified Parties in the event of any action brought against the Indemnifying Parties as a result of any information, statement or omission referred to in Section 10(a)(ii) (except any information or statement or omission relating to the Underwriters or any of them).

12. Expenses of the Offering

Whether or not the transactions herein contemplated shall be completed and except as provided below, all expenses of or incidental to the sale of the Offered Units shall be borne by the Trust, including, without limitation, expenses payable in connection with the qualification of the Offered Units, the fees and expenses of counsel and auditors to the Trust, all marketing expenses including printing of marketing materials (including the confidential information memorandum) and road show expenses, and all costs incurred in connection with the preparation, translation, printing and delivery of the Prospectus and any Amendment (including commercial copies thereof). The fees and expenses of counsel for the Underwriters and the out-of-pocket expenses of the Underwriters shall be borne by the Underwriters; provided that in the event that the sale of the Offered Units is not completed as contemplated hereby by reason of a breach of this Agreement by the Trust, the Trust shall assume and pay the reasonable fees and expenses of counsel to the Underwriters and the reasonable out-of-pocket expenses of the Underwriters.

13. Termination

In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel the Underwriter's obligations under this Agreement:

(a) if any inquiry, action, suit, investigation or other proceeding whether formal or informal is announced, threatened or commenced or any order is issued under or pursuant to any statute, or otherwise (except for any inquiry, investigation or other proceeding, or any order, based upon the activities or alleged activities of the Underwriters or the Selling Firms); or any law or regulation is promulgated, changed or announced; or any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof occurs or is announced or threatened which, in the opinion of the Underwriter, acting reasonably, operates to prevent or restrict the trading in the Offered Units or the completion of the offering of Offered Units or would be expected to have a material adverse effect on the market price or value of the Trust Units, by giving the Trust written notice to that effect at any time prior to the Closing Time;

(b) if, prior to the Closing Time, there shall occur any change, occurrence or development as is contemplated in Section 5 (other than a change, occurrence or development related to the Underwriter), which in the Underwriter's opinion could be reasonably expected to have a material adverse effect on the market price or value of the Offered Units, by giving the Trust written notice to that effect prior to Closing Time;

(c) if, prior to the Closing Time, there should develop, occur or come into effect any occurrence of national or international consequence or any action, government law or regulation or inquiry which in the Underwriter's opinion seriously adversely affects, or may seriously adversely affect, the financial markets or the

business of the Trust in each case taken as a whole, by giving the Trust written notice to that effect prior to the Closing Time; or

(d) the Trust, AltaGas or Operating Partnership shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this Agreement, in any material respect.

If any Underwriter terminates its obligations hereunder pursuant to this Section 13, the liability of the Trust, AltaGas and Operating Partnership hereunder to the Underwriter, if any, and the liability of the Underwriter hereunder to the Trust, AltaGas and Operating Partnership, if any, shall be limited to the respective obligations of such parties under Sections 10, 11 and 12.

14. Underwriting Percentages

(a) The Underwriters' obligation to purchase the Firm Units at the Closing Time (and the Option Units, if any, at the Additional Closing Time) shall be several and not joint, and the Underwriters' respective obligations in this respect shall be as to the percentages set forth in Schedule A of the aggregate amount of Firm Units to be purchased at the Closing Time (or the Option Units, if any, at the Additional Closing Time).

(b) If one or more of the Underwriters shall fail or refuse to purchase its or their applicable percentages set forth in Schedule A of the aggregate amount of the Firm Units at the Closing Time, the other Underwriter or Underwriters shall have the right, but shall not be obligated, to purchase on a *pro rata* basis, or such other basis as such other Underwriters may agree, all, but not less than all, of the principal amount of Firm Units which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase. If such right is exercised, either the non-defaulting Underwriters or the Trust shall have the right to postpone the Closing Date for such period, not exceeding five Business Days in order that the required changes, if any, in the Final Prospectus or in any other documents or arrangements may be effected. If such right is not exercised, the other Underwriters not in default shall be relieved of all obligations to the Trust under this Agreement upon submission to the Trust of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time. Nothing in this Section 14 shall oblige the Trust to sell to any or all of the Underwriters less than all of the aggregate amount of the Firm Units or shall relieve any of the Underwriters in default hereunder from liability to the Trust.

15. Black-out Period

The Trust hereby agrees that without the prior consent of the Bookrunner, which consent shall not be unreasonably withheld, it will not, during the period ending 90 days after the Closing Date, (i) offer, issue, secure, pledge, sell, contract to sell, sell any option or

contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Trust Units or Special Voting Units of the Trust or any securities convertible into or exercisable or exchangeable for such units (and will not permit any Subsidiary, including AltaGas LP #1 or AltaGas LP #2 to undertake any of the aforementioned transactions) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such units, or such other securities, in cash or otherwise, provided that this Section 15(a) shall not restrict the grant of options, or the issue of Trust Units on exercise of options granted, pursuant to the Trust Unit Option Plan of AltaGas, Trust Units issued on exchange of Class B limited partnership units of AltaGas LP #1, Trust Units issued on exchange of Class B limited partnership units of AltaGas LP #2, Trust Units issued pursuant to the mid-term incentive plan of AltaGas and Trust Units issued pursuant to the DRIP Plans and the issuance of the PremStar Trust Units pursuant to the LOI or the PremStar P&S, subject to and in accordance with Section 7(e) of this Agreement and the consent of the Bookrunner dated May 27, 2004.

16. Termination/Waiver

All material terms and conditions of this offer shall be construed as conditions, and any breach or failure to comply with any material terms or conditions shall entitle the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriters' obligations to purchase the Offered Units by giving written notice to that effect to the Trust prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriters' rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on such Underwriters any such waiver or extension must be in writing.

17. Contracts of the Trust

The parties hereto acknowledge that the General Partner is entering into this Agreement solely on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the General Partner or any of the Unitholders of the Trust and that any recourse against the Trust, the General Partner or any Unitholder in any manner in respect of indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated.

18. Distributions

The Trust agrees that, provided the Closing Date occurs on or prior to June 25, 2004, it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders of the Trust prior to the Closing Date, other than the regular monthly distribution of $0.15 per Trust Unit which is payable on June 15, 2004 to Unitholders of record on May 25, 2004. The Trust agrees that it is a material term of this Agreement and the determination of the purchase price of the Offered Units that the distribution expected to be paid to Unitholders of record on June 25, 2004 be paid on Firm Units and, if the Additional Closing Date occurs on or prior to June 25, 2004, the Option Units. Accordingly, the Trust agrees that if for any reason the conditions referred to in Section 9 are not satisfied (other than as a result of the Closing Date or the Additional Closing Date (if it was otherwise scheduled to occur on or prior to June 25, 2004), as the case may be, not occurring before June 25, 2004 as a result of a default by the Underwriters hereunder), the Trust shall, at the Underwriters' election, reduce the purchase price for the Firm Units and, if the Additional Closing Date was scheduled to occur on or prior to June 25, 2004, the Option Units by the amount of the distribution referred to above (and the amount of any other distribution declared after the date hereof and before the Closing Time) and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding ten Business Days, in order that the required changes in the Prospectus and in any other document or arrangements may be effected.

19. Survival

The representations, warranties, obligations and agreements of the Trust, AltaGas and Operating Partnership contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect for a period of three years from the Closing Date notwithstanding any subsequent disposition by the Underwriters of the Offered Units, but where expressly limited to a particular date shall continue to speak only as of such date, and the Underwriters shall be entitled to rely on the representations and warranties of the Trust, AltaGas and Operating Partnership contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

20. Notices

Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Trust, AltaGas or Operating Partnership, 1700, 355 - 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Attention: Dennis Dawson, Vice-President, General Counsel and Corporate Secretary, facsimile (403) 691-7576; in the case of the Underwriters to: 1100 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Timothy W. Watson, facsimile (403) 299-6901 and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties. The parties and each of them may change their respective addresses for notices by notice given in the manner

aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (if such day is a Business Day and, if not, on the next Business Day following the sending thereof) and, if given by courier service, on the next Business Day following the sending thereof.

21. Time

Time shall be of the essence in this Agreement.

22. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable therein, and the courts of the Province of Alberta shall have exclusive jurisdiction over any dispute hereunder.

23. Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the courts of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the address of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

24. Over-Allotment/Stabilization

In connection with the Distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Units at levels other then those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

25. Severability

If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to impair or affect the validity of any other provision of this Agreement, and such void or unenforceable provision shall be severable from this Agreement.

26. Entire Agreement

This Agreement constitutes the entire agreement among the Trust, AltaGas, Operating Partnership and the Underwriters in connection with the offering of the Offered Units and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.

27. Counterparts/Facsimile Signatures

This Agreement may be executed in one or more counterparts together constituting one original document which shall be effective as of the date hereof. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

28. Authority of Bookrunner

The Bookrunner is hereby authorized by each of the other Underwriters to act on its behalf and the Trust, AltaGas and Operating Partnership shall be entitled to and shall act on any notice given in accordance with Section 20 or any agreement entered into by or on behalf of the Underwriters by the Bookrunner, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 10 which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 13, which notice may be given by any of the Underwriters, any exercise of the rights of the Underwriters, under Section 14, which shall be exercised by all the non-defaulting Underwriters, or any waiver pursuant to Section 16, which waiver must be signed by all of the Underwriters.

29. United States Selling Restrictions

The Trust, AltaGas, Operating Partnership and the Underwriters acknowledge that the attached Schedule B is incorporated into and forms part of this Agreement. The Underwriters agree that any offer or sale of the Offered Units in the United States or to U.S. persons will be made in accordance with Schedule B. The Trust, AltaGas and Operating Partnership and the Underwriters make the representations, warranties and covenants attributable to them as set forth in Schedule B.

If the foregoing accurately reflects our agreement, please confirm this by signing the enclosed copies of this letter at the place indicated and returning the same to the Bookrunner, on behalf of the Underwriters.

Yours very truly,

RBC DOMINION SECURITIES INC.

By: "Timothy W. Watson"

CLARUS SECURITIES INC.

By: "James E. Lorimer"

BMO NESBITT BURNS INC.

By: "Philip D. Lunn"

SCOTIA CAPITAL INC.

By: "Mark Herman"

CIBC WORLD MARKETS INC.

By: "T. Timothy Kitchen"

NATIONAL BANK FINANCIAL INC.

By: "Robert B. Wonnacott"

CANACCORD CAPITAL CORPORATION

By: "Karl B. Staddon"

PETERS & CO. LIMITED

By: "Ian D. Bruce"

The foregoing agreement is hereby accepted and agreed to as of the date first above written.

ALTAGAS INCOME TRUST
by its agent, AltaGas General Partner Inc.

Per: "David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

Per: "Patricia M. Newson"
Patricia M. Newson
Senior Vice-President Finance and Chief Financial Officer

ALTAGAS LTD.
by AltaGas General Partner Inc.

Per: "David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

Per: "Patricia M. Newson"
Patricia M. Newson
Senior Vice-President Finance and Chief Financial Officer

ALTAGAS OPERATING PARTNERSHIP
by AltaGas General Partner Inc.

Per: "David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

Per: "Patricia M. Newson"
Patricia M. Newson
Senior Vice-President Finance and Chief Financial Officer

Schedule A

RBC Dominion Securities Inc.	25%
Clarus Securities Inc.	25%
BMO Nesbitt Burns Inc.	10%
Scotia Capital Inc.	10%
CIBC World Markets Inc.	10%
National Bank Financial Inc.	10%
Canaccord Capital Corporation	5%
Peters & Co. Limited	5%
	100%

Schedule B

UNITED STATES SELLING RESTRICTIONS, REPRESENTATIONS AND COVENANTS

1. **For the purpose of this Schedule, the following terms shall have the meanings indicated:**

   (a) "Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S. Without limiting the foregoing, but for greater clarity, it means subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Units and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

   (b) "Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A;

   (c) "Regulation S" means Regulation S adopted by the SEC under the *U.S. Securities Act*;

   (d) "Rule 144A" means Rule 144A adopted by the SEC under the *U.S. Securities Act*;

   (e) "SEC" means the United States Securities and Exchange Commission;

   (f) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as defined in Regulation S;

   (g) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

   (h) "*U.S. Exchange Act*" means the United States *Securities Exchange Act* of 1934, as amended; and

   (i) "*U.S. Securities Act*" means the United States *Securities Act* of 1933, as amended.

   Unless otherwise defined herein, all additional initially capitalized terms used herein shall have the meaning ascribed thereto in the attached underwriting agreement (the "Agreement").

2. **The Underwriters and the Trust understand and agree that the Offered Units have not been and will not be registered under the U.S. Securities Act and the Offered Units may be offered and sold only:**

(a) outside the United States (i)(A) pursuant to a short-form prospectus under Canadian securities laws or (B) pursuant to the laws of another jurisdiction, and (ii) in reliance upon the exemption from registration under the U.S. Securities Act provided by Rule 903 of Regulation S; or

(b) in the United States by the Underwriters and their United States affiliates, as principals, in compliance with Rule 144A, in the manner contemplated in this Schedule and in compliance with all applicable United States federal and state laws relating to the registration and conduct of securities brokers and dealers and all applicable state securities ("blue sky") laws, to persons who are or who they have reasonable grounds to believe, and do believe, are Qualified Institutional Buyers who, in connection with each purchase of Offered Units, execute and deliver a U.S. subscription agreement in form satisfactory to the Trust and the Underwriters.

3. **The Trust represents, warrants, covenants and agrees to and with the Underwriters as of the date hereof and as of the Closing Date that:**

(a) the Trust is a Foreign Issuer as defined in Regulation S which has and at the commencement of the offering of the Offered Units had no Substantial U.S. Market Interest in the Offered Units;

(b) the Trust is not an open-end investment company or unit investment trust registered or required to be registered under the United States *Investment Company Act* of 1940;

(c) the Offered Units are not part of a class listed on a national securities exchange registered under section 6 of the *U.S. Exchange Act*, quoted in an automated interdealer system in the United States, or convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the *U.S. Securities Act*) of less than ten percent for securities so listed or quoted;

(d) for so long as any of the Offered Units which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the *U.S. Securities Act*, if the Trust is not or ceases to be exempt, pursuant to Rule 12g3-2(b) under the *U.S. Exchange Act*, from the reporting requirements of the *U.S. Exchange Act*, and is not otherwise subject to such requirements pursuant to Section 13 or 15(d) of the *U.S. Exchange Act*, the Trust will provide to any holder of Offered Units and any prospective purchaser of Offered Units designated by such holder, upon the request of such holder or prospective purchaser, the information required to be provided to such holder or prospective purchaser by paragraph (d)(4) of Rule 144A;

(e) none of the Trust, its affiliates or any person acting on its or their behalf (except for the Underwriters, their respective affiliates and any person acting on their

behalf, as to whom no representations are made) (i) has engaged or will engage in any Directed Selling Efforts with respect to the Offered Units, (ii) has taken or will take any action which would constitute a violation of Regulation M of the SEC under the *U.S. Exchange Act* or that would cause the exemption afforded by Rule 903 of Regulation S or Rule 144A to be unavailable for offers and sales of the Offered Units, or (iii) has solicited or will solicit offers for, or have made or will make offers to sell, the Offered Units by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) or in any manner involving a public offering within the meaning of the U.S. Securities Act; and

(f) the Trust has not, within six months before the commencement of the offer and sale of the Offered Units, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Offered Units and would cause the exemption from registration set forth in Rule 903 of Regulation S or Rule 144A to become unavailable with respect to the offer and sale of the Offered Units.

4. **Each of the Underwriters severally but not jointly represents, warrants, covenants and agrees to and with the Trust as of the date hereof and as of the Closing Date that:**

(a) neither it, nor any of its United States affiliates nor any person acting on its or their behalf (i) has engaged or will engage in any Directed Selling Efforts with respect to the Offered Units, (ii) except to the extent permitted by paragraph 2(b) of this Schedule, has made or will make (A) any offer to sell or solicitation of an offer to buy any of the Offered Units to any person or (B) any sale of the Offered Units to any person unless (1) the offer is not made to any person in the United States, (2) the seller of such Offered Units and any person acting on its behalf reasonably believes that at the time such person placed the order to purchase Offered Units such person was outside the United States and (3) such sale is otherwise in compliance with the applicable requirements of Regulation S, (iii) has taken or will take any action which would constitute a violation of Regulation M of the SEC under the *U.S. Exchange Act* or that would cause the exemption afforded by Rule 903 of Regulation S or Rule 144A to be unavailable for offers and sales of the Offered Units, or (iv) has solicited or will solicit offers for, or have made or will make offers to sell, the Offered Units by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the *U.S. Securities Act*) or in any manner involving a public offering within the meaning of the *U.S. Securities Act*;

(b) offers and sales of the Offered Units within the United States have been and will be made only (i) in compliance with Rule 144A, by the Underwriter or its United States affiliates, acting as principal, (ii) to persons who the seller (A) has informed or will prior to any sale inform that the Offered Units have not been and will not be registered under the *U.S. Securities Act* and are being sold to them

without registration under the *U.S. Securities Act* in reliance upon Rule 144A thereunder, (B) has delivered or will prior to any sale deliver a U.S. private placement memorandum in form satisfactory to the Trust and the Underwriters, which will include a copy of the Final Prospectus, and (C) immediately prior to transmitting such materials and information and prior to any offer and at the time of any sale, has reasonable ground to believe and did believe was a Qualified Institutional Buyer, and (iii) in compliance with all applicable United States federal and state laws relating to the registration and conduct of securities brokers and dealers and all applicable blue sky laws;

(c) it has not entered, and will not enter, into any contractual arrangement without the prior written consent of the Trust with respect to the distribution of the Offered Units, except (i) with its affiliates or (ii) with one or more Underwriters in accordance with the Agreement and this Schedule;

(d) it has caused or will promptly cause its United States affiliates to acknowledge in writing their awareness of and agreement to be bound by and shall ensure that each of its affiliates complies with the provisions of the Agreement and this Schedule in connection with all offers and sales of the Offered Units;

(e) either (i) no offers or sales of Offered Units in the United States have been or will be made by it, its affiliates or any person acting on its or their behalf, or (ii)(A) at least one business day prior to the Closing Date, it shall provide the Trust with a list of all purchasers of Offered Units in the United States, and (B) on the Closing Date and prior to the Closing Time, it will deliver a certificate, substantially in the form of Exhibit I to this Schedule, relating to the manner of the offer and sale in the United States of the Offered Units.

Exhibit I

UNDERWRITERS' CERTIFICATE

In connection with the offering in the United States of Trust Units (the "Offered Units") of AltaGas Income Trust (the "Trust") pursuant to that certain Underwriting Agreement dated June 3, 2004 between the Trust and the Underwriters and the other parties named therein (the "Underwriting Agreement"), the undersigned, on its behalf and on behalf of its U.S. affiliates does hereby certify as follows:

(a) the Offered Units have been offered and sold in the United States only by our U.S. affiliates, each of which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

(b) each offeree of the Offered Units in the United States was provided through such U.S. affiliates with a copy of the U.S. private placement memorandum, including a copy of the Canadian prospectus relating to the offering of the Offered Units;

(c) immediately prior to our transmitting through such U.S. affiliates such U.S. private placement memorandum, we had reasonable ground to believe and did believe that such offeree was a Qualified Institutional Buyer (as defined in Rule 144A) and, on the date hereof, we continue to believe that each person purchasing Offered Units from us in the United States through such U.S. affiliate is a Qualified Institutional Buyer;

(d) no form of general solicitation or general advertising was used by us or any of our U.S. affiliates, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Units in the United States; and

(e) we conducted the offering in the United States of the Offered Units in accordance with the Underwriting Agreement, including Schedule B thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement.

DATED ____________________, 2004.

[UNDERWRITER]

____
Name:
Title:

SCHEDULE "A"

The following table lists all of the documents that AltaGas Income Trust ("**AltaGas**") (the successor issuer to AltaGas Services Inc. (TSX: ALA.UN)) (a) made public pursuant to the laws of the Province of Alberta or the federal laws of Canada, (b) filed with the Toronto Stock Exchange (the "**TSX**") and which was made public by such exchange, or (c) distributed to its security holders, during the last fiscal year ended December 31, 2004 and all interim periods thereafter (as required by subparagraph (1)(i) of Regulation 12g3-2(b) under the Exchange Act).

Table of Contents

[1] System for Electronic Document Analysis and Retrieval in Canada

Management Discussion and Analysis	March 22, 2005	SEDAR	116
Notice of meeting	March 22, 2005	SEDAR	117
ON Form 13-502 - Annual participation fee for reporting issuers	March 22, 2005	SEDAR	118
Annual information form	March 23, 2005	SEDAR	119
Certificate re dissemination to shareholders	March 23, 2005	SEDAR	120
Form 52-109FT1 - Certification of annual filings - CEO	March 23, 2005	SEDAR	121
Form 52-109FT1 - Certification of annual filings - CFO	March 23, 2005	SEDAR	122
Notice regarding AIF[2] (N 52-102 F2)	March 23, 2005	SEDAR	123
Other	March 23, 2005	SEDAR	124
Other	March 24, 2005	SEDAR	125
Press release	April 13, 2005	SEDAR	126
Press release	April 13, 2005	SEDAR	127
Preliminary short form prospectus	April 22, 2005	SEDAR	128
Preliminary receipt	April 25, 2005	SEDAR	129

[2] Annual Information Form

AUTORITÉ DES MARCHÉS FINANCIERS
Direction du marché des capitaux

54

RECEIVED
2005 ... 10 P 3: ...

DÉCISION N°: 2004-MC-1839

NUMÉRO DE PROJET SÉDAR: 652329

DOSSIER N°: 22696

Objet : AltaGas Income Trust
<u>Demande de visa</u>

Vu la demande présentée le 27 mai 2004;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier,* L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») octroie le :

> visa pour le prospectus simplifié du 3 juin 2004 de AltaGas Income Trust concernant le placement de 4 730 000 parts de fiducie à 18,70 $ la part.

Le visa prend effet le 4 juin 2004.

(s) Stéphanie Lachance
Stéphanie Lachance
Chef du Service du financement des sociétés

SR/lb

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

(55)

RECEIVED
2004 JUN 10 P 3:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST PRICES TRUST UNIT OFFERING

Calgary, Alberta (June 3, 2004) -- AltaGas Income Trust ("AltaGas") (TSE:ALA.UN) announced today that it has filed a final short form prospectus with the securities commissions in each of the provinces of Canada with respect to the issue of 4,300,000 Trust Units at a price of $18.70 per Trust Unit to raise gross proceeds of $80,410,000. The syndicate of Underwriters is lead by RBC Capital Markets and Clarus Securities Inc., and includes BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Canaccord Capital Corporation and Peters & Co. Limited. AltaGas has granted the Underwriters an over-allotment option to purchase up to an additional 430,000 trust units (10 percent of the issue), exercisable on the same terms, in whole or in part, within 30 days following the date of closing. The offering is anticipated to close on June 10, 2004.

The net proceeds attributable to the sale of Trust Units will be used to reduce bank indebtedness, which may be redrawn and used for general corporate purposes including AltaGas' ongoing capital program, the funding of the Edmonton Ethane Extraction Plant acquisition announced on March 18, 2004 and future acquisitions. As a result of this issue and the predictable free cash flow generated by AltaGas' diversified asset base, AltaGas will be well positioned to continue to pursue attractive investment opportunities as they arise.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has assets totaling almost $950 million and a market capitalization of approximately $900 million. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. All sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution. The Trust Units offered are not, and will not be, registered under the securities laws of the United States of America, nor any State thereof and may not be sold in the United States of America absent registration in the United States or the availability of an exemption from such registration.

When used in this press release, the words "anticipate", "estimate", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

-30-

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER U.S. WIRE SERVICES.

New Nouveau **Brunswick**

Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

(56)

CERTIFICATE OF REGISTRATION

No. 2004-30257

Final prospectus dated:2004/06/03

This is to certify that **AltaGas Income Trust** has/have made application to the Administrator under the *Security Frauds Prevention Act* for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the *Security Frauds Prevention Act*, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2004/06/04

This Certificate expires 2005/06/04

By Order of the Administrator under the *Security Frauds Prevention Act*

"Andrew Nicholson"

Deputy Administrator, Capital Markets

SEDAR PROJECT#652329

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST RAISES $88.5 MILLION THROUGH TRUST UNIT OFFERING

Calgary, Alberta (June 10, 2004) -- AltaGas Income Trust ("AltaGas") (TSE:ALA.UN) today closed the previously announced offering of 4,730,000 Trust Units, at a price of $18.70 per Trust Unit for gross proceeds of $88,451,000. The offering includes the concurrent exercise in whole by the Underwriters of an over-allotment option granted by AltaGas to purchase an additional 10 percent of the issue or 430,000 Trust Units on the same terms within 30 days following the date of closing. The syndicate of Underwriters was lead by RBC Capital Markets and Clarus Securities Inc., and included BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Canaccord Capital Corporation and Peters & Co. Limited.

The net proceeds attributable to the sale of Trust Units will be used to reduce bank indebtedness, which may be redrawn and used for general corporate purposes including AltaGas' ongoing capital program, the funding of the Edmonton Ethane Extraction Plant acquisition announced on March 18, 2004 and future acquisitions.

AltaGas Income Trust will commence monthly distributions on June 15, 2004 to holders of Trust and Exchangeable Units of record on May 25, 2004. The amount of the distribution on June 15 will be $0.15 per Unit. The purchasers of Trust Units under this offering will be eligible to receive the anticipated July 15, 2004 distribution.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has assets totaling almost $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. All sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution. The Trust Units offered are not, and will not be, registered under the securities laws of the United States of America, nor any State thereof and may not be sold in the United States of America absent registration in the United States or the availability of an exemption from such registration.

When used in this press release, the words "anticipate", "estimate", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community
Dennis Dawson (403) 691-7534	Marilyn Pfaefflin (403) 691-7540
dennis_dawson@altagas.ca	marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

-30-

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER U.S. WIRE SERVICES.

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (July 14, 2004) – AltaGas Income Trust (AltaGas or the Trust) (TSE:ALA.UN) announced today that a monthly distribution will be paid on August 16, 2004 to holders of record on July 26, 2004, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling almost $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (June 15, 2004) – AltaGas Income Trust (AltaGas) (TSE:ALA.UN) announced today that a monthly distribution will be paid on July 15, 2004 to holders of record on June 25, 2004, of Trust Units and partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2.

To participate in the applicable Plan, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has assets totalling almost $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

- 30 -

AltaGas

ENBRIDGE

Not for distribution to U.S. newswire services or for dissemination in the U.S.

60

NEWS RELEASE

Enbridge to Monetize Investment in AltaGas Income Trust

CALGARY, Alberta, July 20, 2004 – Enbridge Inc. ("Enbridge") and AltaGas Income Trust ("AltaGas") announced today that AltaGas has filed a preliminary prospectus with the securities regulatory authorities throughout Canada in connection with a secondary offering of Trust Units of AltaGas by Enbridge. The offering is being underwritten by a syndicate led by Scotia Capital Inc., CIBC World Markets Inc. and RBC Capital Markets. The offering will be approximately $225 million and is expected to close on or about August 10, 2004. AltaGas will not receive any of the proceeds from the offering.

"The AltaGas investment has been a good investment for Enbridge," said Patrick D. Daniel, President & Chief Executive Officer of Enbridge. "However, the timing is right to sell part of our AltaGas investment and prudently reinvest the gain, together with our original capital, in other North American energy infrastructure that is more closely aligned with our core businesses."

David Cornhill, Chairman and Chief Executive Officer of AltaGas said "Since Enbridge made its initial investment in AltaGas five years ago we have tripled our asset base and grown our market capitalization by six times to over one billion dollars. Enbridge has been a good financial investor and received very good returns on their investment. We are supportive of their disposition and are pleased with the opportunity to realize our full growth potential and deliver substantial unitholder value to an expanded unitholder base."

Enbridge Inc. is a leader in energy delivery in North America. Enbridge owns and operates, in Canada and the U.S., the world's longest crude oil and liquids pipeline system, and Canada's largest natural gas distribution company, providing gas to 1.7 million customers in Ontario, Quebec, New Brunswick and New York State. The Company also is involved in international energy projects, and the natural gas transmission and midstream businesses. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol "ENB".

AltaGas moves energy from its source to the end user, adding value through the process. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements. AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Trust Units in any jurisdiction. The Trust Units offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

Enbridge contacts:

Investment community
Colin Gruending
(403) 231-5919
E-mail: colin.gruending@enbridge.com

Media
Jim Rennie
(403) 231-3931
E-mail: jim.rennie@enbridge.com

AltaGas contacts:

Investment Community
Marilyn Pfaefflin
(403) 691-7540
marilyn_pfaefflin@altagas.ca

Media
Dennis Dawson
(403) 691-7534
dennis_dawson@altagas.ca

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

61

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ALTAGAS INCOME TRUST

Receipt for a Preliminary Short Form Prospectus dated **July 20th, 2004** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **20th** day of **July, 2004**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, Staff Accountant

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project **#668623**

62

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "**1933 Act**") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".*

Preliminary Short Form Prospectus

Secondary Offering **July 20, 2004**

AltaGas

ALTAGAS INCOME TRUST

$●

● Trust Units

This short form prospectus qualifies the distribution by Enbridge Inc. (the "**Selling Unitholder**") of ● trust units ("**Units**") of AltaGas Income Trust (the "**Trust**"). See "Selling Unitholder". **The Trust will not receive any of the proceeds from the sale of Units by the Selling Unitholder.** The outstanding Units, including those offered hereunder, are listed on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "ALA.UN". On July 19, 2004, the last trading day prior to the announcement of the offering, the closing price of the Units on the TSX was $●. The price of the Units was determined by negotiation between the Selling Unitholder and Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and ● (collectively, the "**Underwriters**").

Price: $● per Unit

	Price to Public	Underwriters' Fee	Net Proceeds to the Selling Unitholder[(1)]
Per Unit	$●	$●	$●
Total[(2)]	$●	$●	$●

(1) Before deducting expenses of the offering, estimated to be $●, which, together with the Underwriters' Fee, will be paid by the Selling Unitholder.

(2) The Selling Unitholder has also granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional ● Units at a price of $● per Unit, exercisable in whole or in part at any time prior to 30 days after the closing of the offering, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the Price to Public, Underwriters' Fee and Net Proceeds to the Selling Unitholder will be $●, $● and $●, respectively. This short form prospectus qualifies the distribution of the Units to be sold by the Selling Unitholder upon exercise of the Over-Allotment Option. See "Plan of Distribution."

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about September 15, 2004, provided closing of the offering occurs by August 25, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on August 15, 2004, the record date for which will be July 26, 2004.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when sold by the Selling Unitholder and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Stikeman Elliott LLP, on behalf of the Selling Unitholder by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Underwriters may over-allot or effect transactions which stabilize or maintain the market price for the Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution". Definitive Unit certificates will be available for delivery at closing, which is expected to occur on or about August 10, 2004 but in any event not later than August 25, 2004.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. When used in this short form prospectus and the documents incorporated by reference herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this short form prospectus under the heading "Risk Factors". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this short form prospectus and the documents incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this short form prospectus and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this short form prospectus or the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference herein, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this short form prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to the following: the amount and timing of distributions in respect of the Units; treatment under applicable tax legislation; expectations regarding the ability to maintain its competitive position; expectations regarding the ability to raise capital; treatment under governmental regulatory regimes; and commodity prices.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus: general economic conditions in Canada and the United States; industry conditions; governmental regulations; volatility of commodity prices; currency fluctuations; environmental risks; competition; lack of availability of qualified personnel or management; the ability to integrate technological advances and match advances of competition; the availability of capital; and the other factors considered under "Risk Factors".

These factors should not be construed as exhaustive.

GLOSSARY

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the CBCA, an indirect subsidiary of the Trust and a successor by amalgamation to AltaGas Services;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas Services**" means AltaGas Services Inc., a predecessor by amalgamation to AltaGas;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the CBCA, involving, among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"**Budget**" means the Canadian Federal Budget presented in the House of Commons on March 23, 2004;

"**Cash Flow of the Trust**" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less the sum of (iii) all amounts which relate to the redemption of Units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**Exchangeable Securities**" means, collectively, Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the agreement dated as of March 26, 2004 between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which Holding Trust Notes have been, and may in the future be, issued by Holding Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Notes**" means the unsecured subordinated notes issued pursuant to the Holding Trust Note Indenture;

"**NGLs**" means natural gas liquids;

"**Resident**" means a person who is resident in Canada for purposes of the Tax Act;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights

attached to one Unit) equal to the number of outstanding Exchangeable Securities held by registered holders, other than the Trust and its affiliates;

"**Tax Act**" means the *Income Tax Act* (Canada), including the regulations thereunder, as amended from time to time;

"**Trustee**" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"**Unitholders**" means the holders from time to time of Units;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this short form prospectus and the documents incorporated by reference herein, the Trust uses the term "Cash Flow of the Trust" to refer to the amount of cash that is to be available for distributions to Unitholders. "Cash Flow of the Trust" is not a measure recognized by Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Cash Flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that Cash Flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

ELIGIBILITY FOR INVESTMENT

Based in part upon representations made by AltaGas as to certain factual matters, in the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP, the Units offered hereby will, on the date of closing, be qualified investments under the Tax Act for Exempt Plans and will not, on the date of closing, be foreign property for purposes of the Tax Act.

It is not certain whether the Trust would be a "business income trust" or whether the Units would constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) in the Budget. Under that Budget proposal, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in the Budget proposal. On May 18, 2004, the Minister of Finance (Canada) announced that this Budget proposal will be suspended pending further consultation and review. See "Certain Canadian Federal Income Tax Considerations" and "Risk Factors."

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President, General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Telephone: (403) 691-7575. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust or AltaGas, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of AltaGas Services dated March 18, 2004 (the "**AIF**"), including management's discussion and analysis of the financial condition and operations of AltaGas Services for the year ended December 31, 2003 incorporated by reference therein;

(b) the audited consolidated financial statements of AltaGas Services as at and for the years ended December 31, 2003 and 2002, together with the auditors' report thereon;

(c) the unaudited consolidated financial statements of AltaGas Services as at and for the three months ended March 31, 2004 and 2003;

(d) management's discussion and analysis of the financial condition and operations of AltaGas Services for the three months ended March 31, 2004 and 2003;

(e) the Information Circular and Proxy Statement dated March 26, 2004 relating to the Special Meeting of Securityholders of AltaGas Services held on April 29, 2004 (the "**Information Circular**"), excluding the sections entitled "Report on Employee and Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices";

(f) the material change report of AltaGas Services dated March 22, 2004 with respect to the reorganization of the business of AltaGas Services into an income trust; and

(g) the material change report of the Trust dated May 10, 2004 with respect to the completion of reorganization of the business of AltaGas Services into an income trust.

Any material change reports (except confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding the disclosure in an information circular relating to the downward repricing of options or stock appreciation rights, the composition of the Trust's compensation committee and its report on executive compensation, the performance graph and corporate governance practices) filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ALTAGAS INCOME TRUST

General

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust was established for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses and such other investments as the Trust may determine.

Holders of Units are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the initial trustee of the Trust.

General Partner

The Trust is administered by the General Partner, which is also the general partner of AltaGas LP #1 and AltaGas LP #2. The board of directors of the General Partner also has the power to manage, or supervise the management of, the business and affairs of AltaGas pursuant to a unanimous shareholder agreement.

Business of AltaGas

AltaGas is an energy infrastructure based company and an indirect subsidiary of the Trust. AltaGas, directly and indirectly:

- Physically gathers, processes, extracts and transports natural gas;
- Contractually markets and transports natural gas and electrical power;
- Converts energy across and along the energy value chain to create higher-value added products; and
- Consumes natural gas and electrical power to operate its facilities.

AltaGas expects to continue to develop its asset base by seeking opportunities for expansion and acquisition in the natural gas, NGLs and power business in Canada and the northern United States.

Organizational Structure of the Trust

The following diagram shows the inter-entity relationships among the Trust and its material subsidiaries prior to the completion of the offering.


Public Securityholders
Enbridge Inc.
Trust Units
Trust Units
AltaGas Income Trust
Units (100%) and Holding Trust Notes
Common Shares (100%)
Class B Units(1) (100%)
Class B Units(1) (100%)
Holding Trust
Class A Units (100%)
AltaGas LP #1
General Partner
Class A Units (100%)
AltaGas LP #2
Common shares (100%) and debt
AltaGas Ltd.
Common shares (100%)
99.9%
AltaGas Holdings Inc.
0.1%
AltaGas Operating Partnership(2)
0.1%
99.9%
Common shares (100%)
AltaGas Power Holdings Partnership
AltaGas Utility Holdings Inc.
50%
Common shares (100%)
ASTC Power Partnership
AltaGas Utilities Inc.

Notes:

(1) Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2 are exchangeable for Trust Units at the option of the holder on a one-for-one basis, are entitled to vote with Unitholders pursuant to the Special Voting Unit and are entitled to the same cash payments per unit as the cash distributions made on a Unit.

(2) Subsequent to the Arrangement, substantially all of the operating assets formerly owned by AltaGas were contributed to, and certain obligations of AltaGas were assumed by, the AltaGas Operating Partnership.

RECENT DEVELOPMENTS

Trust Conversion

Effective May 1, 2004, the business of AltaGas Services was reorganized pursuant to the Arrangement and holders of common shares of AltaGas Services received Units and/or Exchangeable Securities in exchange for their common shares. AltaGas Services became an indirect subsidiary of the Trust and was amalgamated to form AltaGas. Additional information relating to the Arrangement is contained in the Information Circular, which is incorporated by reference herein.

Edmonton Ethane Extraction Plant Acquisition

On March 18, 2004, AltaGas Services announced that it had entered into a purchase and sale agreement with BP Canada Energy Resources Company ("**BP**") to acquire BP's 48 2/3% interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The acquisition, expected to close during the third quarter of 2004, will increase AltaGas' net extraction processing capacity to 539 million cubic feet of gas per day.

Adoption of Distribution Reinvestment Plans

On May 20, 2004, the Trust adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for Unitholders and each of AltaGas LP #1 and AltaGas LP #2 adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for holders of Exchangeable Securities (collectively, the "**DRIP Plans**"), available in respect of monthly cash distributions or cash payments.

Under the DRIP Plans, eligible Unitholders and eligible holders of Exchangeable Securities may elect to receive a cash distribution of up to 102% of the cash distribution from the Trust, in the case of Units, or up to 102% of the cash payment from AltaGas LP #1 or AltaGas LP #2, as applicable, in the case of Exchangeable Securities, that such Unitholder or holder of Exchangeable Securities would have otherwise been entitled to receive. Alternatively, Unitholders or holders of Exchangeable Securities can direct cash distributions or cash payments, as applicable, to be reinvested in additional Units at 95% of the "average market price" as defined in the DRIP Plans.

PremStar Energy Canada Ltd.

On May 26, 2004, the Trust announced that a subsidiary of the trust has executed a letter of intent to purchase the business of PremStar Energy Canada Ltd. and its subsidiaries, ECNG Inc. and Energistics Group Inc. (collectively, "**PremStar**"), for approximately $22.0 million, payable by way of 993,789 Units issued from treasury plus approximately $1.2 million cash. The transaction is conditional on the execution of a purchase and sale agreement.

The PremStar group specializes in the procurement and supply of energy to end use customers. The PremStar acquisition will build on AltaGas' low risk, fee for service business through the provision of physical energy supply from the gas field directly to end use customers located primarily in Ontario. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information.

Recent Treasury Offering

On June 10, 2004, the Trust completed the offering and sale of 4,730,000 Units at $18.70 per Unit for gross proceeds of $88,451,000.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated July ●, 2004 (the "**Underwriting Agreement**") between the Selling Unitholder, the Trust, AltaGas, AltaGas Operating Partnership and the Underwriters, the Selling Unitholder has agreed to sell ● Units and the Underwriters have severally agreed to purchase all of such Units on August 10, 2004 or on such other date as may be agreed among the parties to the Underwriting Agreement (such date not to be later than August 25, 2004) at a price of $● per Unit. The Underwriting Agreement provides that the Selling Unitholder will pay the Underwriters a fee of $● per Unit purchased by the Underwriters from the Selling Unitholder in consideration for their services in connection with the offering. The offering price of the Units was determined by negotiation between the Selling Unitholder and the Underwriters.

The Selling Unitholder has granted to the Underwriters the Over-Allotment Option to purchase up to an additional ● Units at a price of $● per Unit, exercisable in whole or in part at any time prior to 30 days after the closing of the offering, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total offering, Underwriters' fee and net proceeds to the Selling Unitholder will be $●, $● and $●, respectively. This short form prospectus qualifies the distribution of the Units to be sold by the Selling Unitholder upon exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Units which it has agreed to purchase, the remaining Underwriter or Underwriters may terminate their obligation to purchase their allotment of Units, or may, but are not obligated to, purchase the Units not purchased by the Underwriter or Underwriters which fail to purchase. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Selling Unitholder, the Trust, AltaGas and AltaGas Operating Partnership have agreed to indemnify the Underwriters and their respective agents, shareholders, directors, officers and employees against certain liabilities.

The Selling Unitholder has agreed with the Underwriters that it will not, during the period ending 90 days following the closing of the offering, sell any Units or any securities convertible into or exchangeable for Units without the prior written consent of Scotia Capital Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc., such consent not to be unreasonably withheld. The Trust has agreed with the Underwriters that it will not, during the period ending 60 days following July ●, 2004, sell any Units without the prior written consent of Scotia Capital Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc., such consent not to be unreasonably withheld, other than any issue of options pursuant to the Trust's Trust Unit Option Plan, and any issue of Units pursuant to options under such Plan, upon the exchange of Exchangeable Securities, pursuant to the Trust's DRIP Plans or in connection with the PremStar acquisition described under "Recent Developments."

Pursuant to applicable securities laws, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Units. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Units. In connection with the offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Units offered hereby have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and resell the Units acquired pursuant to the Underwriting Agreement to qualified institutional buyers (as defined in Rule 144A under the 1933 Act) in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Units outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the commencement of this offering, any offer or sale of Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

USE OF PROCEEDS

The Trust will not receive any of the proceeds from the sale of Units. The net proceeds of the offering to the Selling Unitholder, after payment of the Underwriters' fee of $● and expenses of the offering estimated to be $●, will be approximately $●. If the Over-Allotment Option is exercised in full, the net proceeds of the offering to the Selling Unitholder, after payment of the Underwriters' fee of $● and expenses of the offering estimated to be $●, will be approximately $●. The Underwriters' fee and the expenses of the offering will be paid by the Selling Shareholder. See "Plan of Distribution."

SELLING UNITHOLDER

The following table sets out information concerning the Selling Unitholder's ownership of Units and Exchangeable Securities as at July 20, 2004, and as adjusted as of that date to give effect to the offering. The Selling Unitholder owns its Units and Exchangeable Securities beneficially and of record and acquired such securities in exchange for common shares of AltaGas Services in connection with the conversion of AltaGas Services into an income trust on May 1, 2004. The Selling Unitholder has covenanted in the Underwriting Agreement to exchange, prior to closing of the offering, that number of Exchangeable Securities held beneficially and of record by the Selling Unitholder that, taken together with the Units it presently holds beneficially and of record, will comprise the Units to be sold in the offering.

	Securities Owned Before Offering	Percentage	Securities to be Sold in Offering	Securities Owned After Offering	Percentage[(1)]
Trust Units	9,331,491	23.9%	●	●	●%
Exchangeable Securities[(2)]	8,866,009	72.4%	●	●	●%
Total[(3)]	18,197,500	35.5%	●	●	●%

(1) If the Over-Allotment Option is exercised in full, the Selling Unitholder will, after giving effect to the offering, own ● Units (●% of the outstanding Units) and ● Exchangeable Securities (●% of the outstanding Exchangeable Securities).
(2) Class B limited partnership units of AltaGas LP #2.
(3) Giving effect to the exchange of Exchangeable Securities for Units in accordance with the terms of the Exchangeable Securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP (collectively, "**Counsel**"), the following summary fairly describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a subscriber who acquires Units pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, holds the Units as capital property and deals at arm's length with, and is not affiliated with, the Trust, the Selling Unitholder and the Underwriters. Generally, Units will be considered to be capital property to a holder provided the holder does not hold the Units in the course of carrying on a business of buying or selling securities and does not acquire them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who are Residents and who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have them, and any other "Canadian securities" (as defined in the Tax Act), deemed to be capital property. Holders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to a Unitholder that is a "specified financial institution" as defined in the Tax Act or a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules, nor is it applicable to a Unitholder an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("**CRA**"). This summary is not exhaustive of all possible Canadian federal income tax considerations, and except for the Proposed Amendments, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

A Budget proposal to impose a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, *inter alia*, real property was suspended by the Minister of Finance (Canada) on May 18, 2004 pending further consultation and review. Further, the Budget proposes to introduce changes to the Tax Act that will subject persons who are not Residents to tax in respect of certain distributions made by mutual fund trusts that currently are not subject to taxation in Canada. It is not clear whether these proposals, if enacted, will result in tax consequences to Unitholders that are materially different from those disclosed herein. Prospective Unitholders that are registered pension plans or who are not Residents should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

Based in part upon representations made by AltaGas as to certain factual matters, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will continue to so qualify at all times. In the event the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and that is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable in a taxation year to a Unitholder if the Unitholder is entitled in the year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

All or substantially all of the income of the Trust will consist of the income of Holding Trust (including net realized taxable capital gains) that is paid or becomes payable in the year by Holding Trust to the Trust and that is deducted by Holding Trust in computing its income for purposes of the Tax Act.

In computing its income, the Trust may deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it).

Under the Declaration of Trust, an amount equal to all of the income of the Trust for each year, including net realized capital gains, but excluding income which is designated by the Trust to a redeeming Unitholder and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Trust, generally will be payable in the year to Unitholders by way of cash distributions, subject to the following exceptions. Income of the Trust which is applied to finance cash redemptions of Units or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional Units.

Capital gains of the Trust realized in connection with an *in specie* redemption of Units and certain income of the Trust may be designated to the redeeming Unitholder, with the result that the taxable portion of such gains and such income generally should be taxable to the redeeming Unitholder and not to the Trust.

Counsel has been advised that the Trust intends to make sufficient distributions in each year (in cash or by way of additional Units) of its income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable for income tax under the Tax Act. The Trust generally is expected to designate to the Unitholders any taxable dividends or net taxable capital gains received or realized by it or designated to it by Holding Trust so that such amounts retain their character when received by Unitholders.

Taxation of Holding Trust

Holding Trust is subject to tax in each taxation year on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to the Trust and that is deducted by Holding Trust in computing its income for purposes of the Tax Act. The taxation year of Holding Trust is the calendar year.

All or substantially all of the income of Holding Trust will consist of the portion of the income of AltaGas LP #1 that is allocated to Holding Trust. Amounts received or realized by AltaGas LP #1 as taxable dividends or net taxable capital gains will retain their character and be treated as such in the hands of Holding Trust to the extent allocated to Holding Trust. The amount of income allocated to Holding Trust from AltaGas LP #1 may exceed or be less than the amount of cash distributed by AltaGas LP #1 to Holding Trust.

In computing its income for tax purposes, Holding Trust may deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it).

Under the Holding Trust declaration of trust, an amount equal to all of the income of Holding Trust, including net realized capital gains, generally will be payable to the Trust and, therefore, deductible in computing Holding Trust's income for tax purposes. Accordingly, Holding Trust generally will not be liable for income tax. Holding Trust generally is expected to designate to the Trust any taxable dividends and net taxable capital gains received under the Tax Act so that such amounts retain their character as such when received by the Trust.

Taxation of AltaGas LP #1 and AltaGas LP #2

Neither AltaGas LP #1 nor AltaGas LP #2 is subject to tax under the Tax Act. AltaGas LP #1, as a partner of AltaGas LP #2, is required to include in computing its income for a particular fiscal year its share of the income or loss of AltaGas LP #2 for the fiscal year of AltaGas LP #2 ending in that fiscal year of AltaGas LP #1, whether or not any such income is distributed to AltaGas LP #1 in the year. Similarly, Holding Trust, as a partner of AltaGas LP #1, is required to include in computing its income for a particular taxation year its share of the income or loss of AltaGas LP #1 for the fiscal year of AltaGas LP #1 ending in that taxation year of Holding Trust, whether or not any such income is distributed to Holding Trust in the year.

For these purposes, the income or loss of AltaGas LP #2 and AltaGas LP #1 will be computed for each of their respective fiscal years as if each of them was a separate person resident in Canada, and in making those computations, each of AltaGas LP #1 and AltaGas LP #2 will be entitled to deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it). All or substantially all of the income of AltaGas LP #2 for a fiscal year will consist of interest on the indebtedness of AltaGas that accrues to AltaGas LP #2 to the end of the year, or is received or becomes receivable by it before the end of the year, to the extent that such interest was not included in computing its income for a preceding year. Also, AltaGas LP #2 will include in its income for a fiscal year any dividends received by it on shares of AltaGas in that year. Such amounts will then be included in the income of AltaGas LP #1 to the extent they are allocated to AltaGas LP #1.

Residents

The following portion of this summary is applicable to a Unitholder who at all relevant times is, or is deemed to be, a Resident. The taxation of Unitholders who are not Residents is described below under "Persons other than Residents".

This summary does not address the tax considerations of participating in the DRIP Plans.

Trust Distributions

A Unitholder generally will be required to include in computing income for a particular taxation year of the Unitholder such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains, as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash, additional Units or otherwise. Provided that appropriate designations are made by the Trust and Holding Trust, such portion of any taxable dividends received from taxable Canadian corporations and net taxable capital gains as is paid or payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. All other income of the Trust that is paid or becomes payable to a Unitholder generally will be considered income from property, irrespective of its source. Any loss of the Trust or Holding Trust for the purposes of the Tax Act cannot be allocated to, and cannot be treated as a loss of, a Unitholder.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base ("**ACB**") of the Units held by the Unitholder. Any other amount in excess of the income of the Trust that is paid or payable to a Unitholder in a taxation year (otherwise than as proceeds of disposition on a redemption of Units) generally will not be included in the Unitholder's income for the year but will reduce the ACB of the Units held by the Unitholder. To the extent that the ACB of a Unit to a Unitholder would otherwise be a negative amount, that negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises, and the ACB of the Unit to the Unitholder will be reset to nil.

The cost to a Unitholder of a Unit will include all amounts paid or payable by the Unitholder for the Unit with certain adjustments. The cost to a Unitholder of additional Units received in lieu of a cash distribution of income (including net capital gains) will be the amount of such income paid in additional Units. The cost to a Unitholder of all Units held as capital property will be averaged to determine the ACB of each such Unit.

Acquisition of Units

Since the income of the Trust will be distributed on a monthly basis, a purchaser of a Unit may become taxable on a portion of the income of the Trust accrued or realized by the Trust in a month before the time the Unit was purchased but which was not paid or made payable to Unitholders until the end of the month and after the time the Unit was purchased. A

similar result may apply on an annual basis in respect of a portion of net taxable capital gains accrued or realized by the Trust in a year before the time the Unit was purchased but which is paid or made payable to Unitholders at year end and after the time the Unit was purchased.

Disposition of Units

The disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, generally will result in the Unitholder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Unitholder's ACB of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder's income. The treatment of capital gains and losses is described below under "Residents – Taxation of Capital Gains and Capital Losses".

Where a Unitholder receives Holding Trust Notes on a redemption of Units, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value ("**FMV**") of the Holding Trust Notes so distributed less any amount designated by the Trust to be an income distribution from the Trust. The Declaration of Trust provides that the Trustee has the discretion to designate certain income and any capital gain realized by the Trust as a result of the redemption of Units to the Unitholder redeeming Units, as is reasonable in the circumstances. The Unitholder will be required to include in income any such income so designated.

The cost of any Holding Trust Notes distributed by the Trust to a Unitholder upon a redemption of Units will be equal to the FMV of the Holding Trust Notes at the time of the distribution. For this purpose, the Unitholder will be required to determine the FMV of the Holding Trust Notes on a reasonable basis. A Unitholder who is a Resident will thereafter be required to include in income, in accordance with the provisions of the Tax Act, interest received, receivable or accruing on such Holding Trust Notes.

Taxation of Capital Gains and Capital Losses

Under the Tax Act, one-half of any capital gain realized by a Unitholder, and the amount of any net taxable capital gains designated by the Trust in respect of a Unitholder, will be included in such holder's income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss (an "allowable capital loss") realized by a Unitholder must be deducted from taxable capital gains realized by, or designated to, the Unitholder in the year of disposition, and allowable capital losses in excess of taxable capital gains in the year of disposition may be deducted against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of $6^2/_3$% on certain investment income, including taxable capital gains.

A capital loss realized on the disposition of a Unit by a Unitholder that is a corporation or trust (other than a mutual fund trust), whether directly or as a member of a partnership, may be reduced in respect of certain distributions to the Unitholder out of dividends received by the Trust directly or through Holding Trust, AltaGas LP #1 or AltaGas LP #2 and designated by the Trust in respect of the Unitholder, to the extent and under the circumstances described in the Tax Act.

Minimum Tax

Net income of the Trust that is paid or payable to a Unitholder that is designated as taxable dividends or as net taxable capital gains, and capital gains realized on the disposition of Units may increase the Unitholder's liability for minimum tax if the Unitholder is an individual.

Qualified Investment Status

Units will be qualified investments for Exempt Plans (subject to the specific provisions of any particular Exempt Plan) provided that the Trust qualifies as a mutual fund trust or a registered investment for purposes of the Tax Act. Counsel has been advised that the Trust intends to apply to be a registered investment under the Tax Act effective from the date of its formation. If the Trust does not become a registered investment, the Units would immediately cease to be qualified investments for Exempt Plans if the Trust ceased to be a mutual fund trust. If the Trust becomes a registered investment and subsequently ceases to qualify as a mutual fund trust, and consequently (or for any other reason) loses its status as a

registered investment, the Units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment.

Holding Trust Notes received as a result of an *in specie* redemption of Units by the Trust will not be qualified investments for Exempt Plans, which could give rise to adverse consequences to the Exempt Plan or the annuitant thereunder. Accordingly, Exempt Plans that own Units should consult their own tax advisors before deciding to exercise the redemption right attached to the Units.

Registered Pension Plans

It is not certain whether the Trust would be a "business income trust" or whether the Units would constitute "restricted investment property" as described in certain Proposed Amendments announced by the Minister of Finance (Canada) in the Budget. Under those Proposed Amendments, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in those Proposed Amendments. On May 18, 2004, the Minister of Finance (Canada) announced that those Proposed Amendments will be suspended pending further consultation and review.

Foreign Property

Based in part on representations of the Trust, Holding Trust, AltaGas and the General Partner as to certain factual matters, the Units will not constitute foreign property for purposes of the Tax Act.

The Units may become foreign property at any time (unless the Trust is a registered investment) if the Trust either (i) ceases to qualify as a mutual fund trust, or (ii) does not restrict its holdings of foreign property within the limits provided under the Tax Act.

Persons other than Residents

The following portion of this summary generally is applicable to a Unitholder who at all relevant times is not, and is not deemed to be, a Resident ("**Non-Resident**") and who does not use or hold, and is not deemed to use or hold Units in connection with carrying on a business in Canada. Special rules, which are not discussed herein, may apply to a Unitholder that is a Non-Resident and that is an insurer carrying on business in Canada and elsewhere.

Trust Distributions

Generally, amounts in respect of income of the Trust that are paid or credited or deemed to be paid or credited, to a Non-Resident Unitholder, other than amounts designated by the Trust to be net taxable capital gains, will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under an applicable income tax convention. The rate of withholding tax is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Unitholders who are Non-Residents and who are residents of the United States for purposes of the *Canada-United States Tax Convention.*

Pursuant to certain Proposed Amendments included in the Budget, the Trust will be required to maintain a separate account (the "**TCP Gains Distribution Account**") to which it will add its net capital gains from dispositions after March 22, 2004 of "taxable Canadian property" and from which it will deduct losses from dispositions of such property and distributions designated by the Trust to be capital gains. Amounts paid by the Trust to a Non-Resident Unitholder, which the Trust designates as capital gains, will be subject to Canadian withholding tax at the same rate as distributions in respect of Trust income to the extent the Trust has a positive balance in its TCP Gains Distribution Account.

Also under the Proposed Amendments, effective for distributions after 2004, if the value of the Units is considered to be primarily attributable to real property in Canada, all distributions by the Trust that would otherwise not be subject to withholding tax as described above may be subject to a special Canadian withholding tax of 15% of the amount of the distribution. This withholding tax, if applicable, may be refunded in certain circumstances where the holder disposes of Units at a loss, subject to detailed provisions contained in the Proposed Amendments. It is not certain whether this special withholding tax will apply to distributions by the Trust.

Disposition of Units

A Non-Resident Unitholder generally will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Unit (whether the disposition of such Unit is on sale, redemption, by virtue of capital distributions in excess of the Unitholder's ACB or otherwise) unless the Unit constitutes "taxable Canadian property" for purposes of the Tax Act of the Non-Resident Unitholder and no relief is available to the Non-Resident Unitholder under an applicable income tax convention.

A Unit generally will not be considered to be taxable Canadian property of a Unitholder unless either: (i) at any time during the 60 month period that ends at the time of the disposition of the Unit, 25% or more of the issued Units were owned by the Unitholder, by persons with whom the Unitholder did not deal at arm's length or by any combination thereof; or (ii) at the time of disposition, the Trust is not a "mutual fund trust" as defined in the Tax Act.

If a Non-Resident's Units are considered to be taxable Canadian property, on the disposition or deemed disposition thereof, the capital gain (or capital loss) generally will be treated in the manner described above under "Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses". However, an applicable income tax convention may provide relief from Canadian tax on any such capital gain realized by the Unitholder.

Interest paid or credited on any Holding Trust Notes received by a Non-Resident Unitholder on an in specie redemption of Units will be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under the terms of an applicable income tax treaty. Such rate of withholding tax generally will be reduced to 10% in the case of a non-resident who is a resident of the United States for purposes of the *Canada-United States Tax Convention.*

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at July 1, 2004, both before and after giving effect to the offering.

Designation	**As at July 1, 2004 before giving effect to the offering**	**As at July 1, 2004 after giving effect to the offering**
	(unaudited)	(unaudited)
Debt:		
Operating loans[1]	$241,002,000	$241,002,000
Medium Term Notes[2]	$100,000,000	$100,000,000
Unit Capital:		
Units[3][4]	$202,233,192 (38,937,619 Units)	$● (● Units)
Exchangeable Securities[4][5][6]....	$72,915,780 (12,245,745 units)	$● (● units)

(1) At July 1, 2004, AltaGas had: i) a $50.0 million demand operating credit facility with a Canadian chartered bank (the "**Operating Facility**"); ii) a $300.0 million extendible revolving term credit facility with a syndicate of Canadian chartered banks (the "**Extendible Facility**"); and iii) a $75.0 million 364 day extendible revolving letter of credit facility with a Canadian chartered bank (the "**LC Facility**") (collectively, the "**Operating Loans**"). The Operating Facility bears interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility bears interest at the lenders' prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility matures on October 10, 2004 and may be extended for an additional 364 days or can be converted by AltaGas on that date to a two year term loan. The term loan is repayable over the two year period or at the end of the two year period, depending on the bond rating category of the long term senior unsecured indebtedness of AltaGas. The LC Facility bears fees and interest at market rates. It matures on July 31, 2004 but can be extended at AltaGas' request and acceptance by the bank. At July 1, 2004 AltaGas has issued letters of credit under the Operating Loans in the aggregate amount of $29,701,304. See "Risk Factors – Debt Service".

(2) On October 4, 2000, AltaGas Services issued $100 million of 7.28% medium term notes (the "**Medium Term Notes**"). Interest is payable semi-annually and the principal is due on October 4, 2005. Following the Arrangement, AltaGas Operating Partnership became the obligor for the Medium Term Notes and is in compliance with all covenants and requirements contained in the indenture pursuant to which such notes were issued. See "Risk Factors."

(3) As at July 1, 2004, the Trust had outstanding, to officers, directors and employees, options to purchase an aggregate of 866,811 Units at prices ranging from $5.20 to $15.87 per Unit.

(4) If the Over-Allotment Option is exercised in full, as at July 1, 2004, after giving effect to the offering, the number of outstanding Units will be ● ($●) and the number of outstanding Exchangeable Securities will be ● ($●).

(5) There is one Special Voting Unit outstanding, representing as of July 1, 2004, in aggregate, a maximum of 12,245,745 votes at meetings of Unitholders, subject to proportionate reduction upon exchange of Exchangeable Securities. See "Description of Units – Special Voting Units".

(6) Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2 are exchangeable for Units at the option of the holder on a one-for-one basis, are entitled to vote with Unitholders pursuant to the Special Voting Unit and are entitled to the same cash payments per unit as the cash distributions made on a Unit. The Selling Unitholder will exchange ● (● if the Over-Allotment Option is exercised in full) Exchangeable Securities into Units to be sold in the offering.

(7) As at March 31, 2004, AltaGas Services' retained earnings were $100,943,000.

DESCRIPTION OF UNITS

Units

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. Each Unit entitles the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder for cash or, in certain circumstances, Holding Trust Notes.

Issuance of Units

The Declaration of Trust provides that Units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

Special Voting Units

The Declaration of Trust allows for the creation of special voting units that will enable the Trust to provide voting rights to holders of Exchangeable Securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable Securities issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of Unitholders.

The holder of a special voting unit, including the Voting and Exchange Trustee in respect of the Special Voting Unit, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of Unitholders as is equal to the number of Units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable Securities pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Securities. However, if no instructions are provided by the holders of Exchangeable Securities, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that, upon the exchange of Exchangeable Securities for Units, the entitlement to vote pursuant to the special voting unit will be eliminated in respect of those Exchangeable Securities.

Cash Distributions

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to Unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about September 15, 2004, provided closing of the offering occurs by August 25, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on August 15, 2004, the record date for which will be July 26, 2004. The General Partner expects that substantially all of the cash distributions to Unitholders will be taxed as ordinary income or as dividends.

For additional information in respect of the Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Declaration of Trust, see "Declaration of Trust and Description of Units" on pages 79 through 85, inclusive, of the Information Circular.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Units offered hereby will be passed upon on behalf of the Trust by Stikeman Elliott LLP, Calgary, Alberta, on behalf of the Selling Unitholder by McCarthy Tétrault LLP, Calgary, Alberta, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

The partners and associates of Stikeman Elliott LLP, as a group, the partners and associates of McCarthy Tétrault LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each own, directly or indirectly, less than 1% of the outstanding Units and Exchangeable Securities. As of the date hereof, the partners and professional staff of Ernst & Young LLP, as a group, do not beneficially own, directly or indirectly, any of the Units or Exchangeable Securities. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associate or affiliate of the Trust.

RISK FACTORS

A prospective investor should consider carefully the risk factors set out below and in the AIF incorporated by reference herein. In addition, prospective investors should carefully review and consider all other information contained in this short form prospectus before making an investment decision and consult their own experts where necessary.

Risks Inherent in an Investment in Units

Nature of Units

The Units do not represent a traditional investment in the diversified energy services business and should not be viewed by Unitholders as shares in AltaGas. The Units represent a fractional interest in the Trust. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets are the shares of the General Partner, the units of the Holding Trust, Holding Trust Notes and may include other investments in securities.

Cash distributions of the Trust are not guaranteed and the price per Unit is a function of anticipated distributions, the underlying assets of the Trust and management's ability to effect long-term growth in the value of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, electricity prices and natural gas and natural gas liquids prices. Changes in market conditions may adversely affect the trading price of the Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and,

accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Potential Sales of Additional Units

The Trust may issue additional Units or securities convertible into or exchangeable for Units in the future to directly or indirectly fund capital expenditure requirements of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Units may be issued without the approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such additional issues. The Board of Directors of the General Partner has discretion in connection with the price and the other terms of the issue of such additional Units.

Nature of Distributions

Unlike interest payments on an interest-bearing security, cash distributions by income trusts on trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable "returns of capital"). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to Unitholders. Therefore, a Unitholder's rate of return over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a Unitholder may receive cash distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder while returns of capital are generally non-taxable to a Unitholder (but reduce a Unitholder's cost base in the Unit for tax purposes). The General Partner expects that substantially all of the cash distributions to Unitholders will be taxed as ordinary income or as dividends. See "Description of Units – Cash Distributions". Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances.

Variability of Distributions

As the Cash Flow of the Trust available for distribution to Unitholders is a function of numerous factors, including AltaGas' financial performance, the impact of interest rates, electricity prices, natural gas and natural gas liquids prices, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of Units and Exchangeable Securities outstanding, depending on the operations of AltaGas and the performance of its assets, distributions may be reduced or suspended entirely.

The market value of the Units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

Changes in Legislation

Income tax laws relating to the Trust, such as the status of mutual fund trusts, may be changed in a manner which adversely affects Unitholders. If the Trust ceases to qualify as a mutual fund trust, and is not a registered investment, the Units will cease to be qualified investments for Exempt Plans. If the Trust ceases to qualify as a mutual fund trust, the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

The Budget contained a proposal to subject distributions of capital after 2004 to non-residents by certain income trusts (which distributions currently are not subject to Canadian income tax) to a new 15% withholding tax. This tax will apply to Unitholders only if the value of the Units is "primarily attributable to real property in Canada or a Canadian resource property". It is not clear whether the Trust would meet this test and thereby be subject to the application of this proposal. If this proposal applies with respect to the Trust, it may adversely affect non-resident Unitholders who are not entitled to a deduction or credit for such withholding tax against income taxes otherwise payable by them in another jurisdiction.

The Budget also contained several proposals relating specifically to the tax treatment of certain tax exempt holders of units of certain income trusts. After 2004, a penalty tax is proposed for certain Canadian tax exempt entities, such as registered pension funds, which hold excess amounts of units or debt of "business income trusts". Generally, the restrictions limit the aggregate amount of such holdings to 1% of the cost of all of the entity's property and limit the holdings of such entities (together with entities with which they do not deal at arm's length) to 5% of the total fair market value of any class of units

of a particular trust. These proposals do not apply to Exempt Plans. Due to the nature of the assets held indirectly by the Trust, it is not clear for the purposes of these rules whether the Trust will be considered to be a "business income trust" to which these restrictions will apply. The Minister of Finance (Canada) announced on May 18, 2004 that this proposal would be suspended pending further consultation and review. There can be no assurance as to whether such suspension will be permanent or, alternatively, such restrictions on "business income trusts" will be applied as previously announced or in some modified form.

Environmental and applicable operating legislation may be changed in a manner which adversely affects AltaGas through the imposition of restrictions on its business activities or by the introduction of regulations that increase AltaGas' operating costs thereby indirectly affecting the Trust and potentially reducing distributions to Unitholders.

Loss of Mutual Fund Trust Status

The General Partner intends that the Trust will continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. See "– Changes in Legislation" above. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are listed below.

(a) If at the time the Trust ceased to be a mutual fund trust it had not become a registered investment, the Units would immediately cease to be qualified investments for Exempt Plans. If the Trust were a registered investment, it may, as a consequence of ceasing to be a mutual fund trust, also cease to be a registered investment. In that event, Units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment. If, at the end of any month, an Exempt Plan holds Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Units at the time the Units were acquired by the Exempt Plan. A registered retirement savings plan or registered retirement income fund holding Units that are not qualified investments would be subject to taxation on income attributable to the Units, including the full amount of any capital gain from a disposition of such Units. If a registered education savings plan holds Units that are not qualified investments, it may have its registration revoked by the CRA.

(b) Units held by Non-Resident Unitholders would become taxable Canadian property. Non-Resident Unitholders would be subject to Canadian income tax and reporting requirements on any gains realized on a disposition of Units held by them.

(c) The Trust would be taxed on certain types of income distributed to Unitholders. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

(d) The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

(e) The Trust would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

(f) If the Trust either does not become a registered investment, or having become a registered investment also ceased to be a registered investment, the Units would constitute "foreign property" for the purposes of the Tax Act.

In addition, the Trust may take certain measures in the future to the extent it believes necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain Unitholders, particularly Non-Residents. See "- Risks Associated With the Level of Foreign Ownership" below.

Risks Associated With the Level of Foreign Ownership

The Declaration of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, *inter alia*, requires that a mutual fund trust cannot be established or maintained primarily for the

benefit of Non-Residents. There is no indication that the mutual fund trust status of the Trust currently is in jeopardy. If, in the future, the General Partner determines that any such risk exists, it is entitled to take a number of actions under the Declaration of Trust, including to require Unitholders that it believes are Non-Residents to sell their Units, which action may have an adverse effect on the market price of the Units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Distribution of Holding Trust Notes or Other Securities on Redemption or Termination of the Trust

It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Holding Trust Notes which may be received as a result of a redemption of Units will not be listed on any stock exchange and no market for Holding Trust Notes is expected to develop. The Holding Trust Notes will not be qualified investments for Exempt Plans. On termination of the Trust, the Trustee may distribute securities directly to Unitholders, subject to obtaining all of the necessary regulatory approvals. In addition, there may be resale restrictions imposed by applicable law upon the recipients of Holding Trust Notes pursuant to the redemption right. The Holding Trust Notes will not be guaranteed by any other party, and the provisions of the Holding Trust Note Indenture governing events of default and the remedies available thereunder will not provide protection to the holders of Holding Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Debt Service

AltaGas may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AltaGas may impair AltaGas' ability to satisfy its obligations under indebtedness held indirectly by the Trust. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AltaGas of its obligations under its indirect indebtedness to the Trust. Ultimately, this may result in lower levels of Cash Flow of the Trust and could reduce distributions to Unitholders.

The Operating Loans are unsecured and subject to customary covenants and financial tests which may in certain circumstances restrict AltaGas' ability to make distributions to AltaGas LP #2 and ultimately to Unitholders. The Medium Term Notes are subject to customary covenants and financial tests, including a restriction on total funded obligations as a ratio of total capitalization, and may in certain circumstances restrict AltaGas Operating Partnership's ability to make distributions to AltaGas and ultimately to Unitholders.

Structural and Contractual Subordination

In the event of a bankruptcy, liquidation or reorganization of AltaGas or AltaGas Operating Partnership, holders of their respective indebtedness and trade payables will generally be entitled to payment of their claims from the assets of AltaGas or AltaGas Operating Partnership, as applicable, before any assets are made available for distribution to the Trust. The Units are therefore effectively junior to indebtedness under the Operating Loans and the Medium Term Notes and most other liabilities (including trade payables) of AltaGas and AltaGas Operating Partnership. Neither AltaGas nor AltaGas Operating Partnership is limited in its ability (except pursuant to restrictive covenants under the Operating Loans and the Medium Term Notes) to incur secured or unsecured indebtedness.

AltaGas distributes a substantial portion of its cash flow to AltaGas LP #2 pursuant to an interest bearing loan agreement. Payments by AltaGas under this loan agreement are expressly subordinated to the prior payment in full of all indebtedness of AltaGas to third parties, including all indebtedness and obligations under the Operating Loans. Upon a default under the Operating Loans or the Medium Term Notes, AltaGas may be prevented from distributing cash to AltaGas LP #2 thereby ultimately reducing cash available for distribution to Unitholders.

Dependence on AltaGas

The Trust will be entirely dependent upon the success of the operations of AltaGas through its indirect ownership of AltaGas. Accordingly, the distributions to the Unitholders will be dependent on the ability of AltaGas to generate cash flow.

Taxation of AltaGas

Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Board of Directors of the General Partner expects this to be the case in respect of AltaGas and its interest expense on its indirect indebtedness to the Trust. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against AltaGas, it could have a materially adverse effect on the Cash Flow of the Trust available for distribution to Unitholders.

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability. There is no assurance that at the relevant time the Trust will have sufficient assets to be able to satisfy such indemnity.

The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon Unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel to the Trust, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) came into force, which provides that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

Deductibility of Expenses

Although the General Partner is of the view that all expenses to be claimed by the Trust, Holding Trust, AltaGas LP #1 and AltaGas LP #2 will be reasonable and deductible, there can be no assurance that the CRA will agree. If the CRA successfully challenges the deductibility of any such expenses, the return to Unitholders may be adversely affected.

Potential Conflicts of Interest

Circumstances may arise where directors and officers of AltaGas and the General Partner are directors or officers of other entities which are in competition to the interests of AltaGas and the Trust. Pursuant to an agreement with the Trust dated May 1, 2004, the Selling Unitholder is presently entitled to and has appointed two directors to the board of the General Partner. These directors are not elected by Unitholders. There may be situations in which the interests of Enbridge Inc. will conflict with those of the Trust and its subsidiaries, including AltaGas.

The General Partner owes a fiduciary duty to AltaGas and the Trust. While the General Partner has agreed to indemnify the Trust in certain circumstances, the General Partner may not have sufficient assets to honour such indemnification.

Risks Inherent in the Ongoing Business of AltaGas

The following are the primary risks associated with the business and affairs of AltaGas and should be considered carefully in light of the fact that the Trust depends entirely on the operations and assets of AltaGas for its cash flow, and thereby its ability to pay distributions to Unitholders. These risks are applicable to AltaGas' current operations and AltaGas' expected future operations.

Operating Risk

As AltaGas continues to grow and diversify its midstream energy business the risk profile of AltaGas may change. AltaGas may enter into or expand business components where there is greater economic exposure and more "at risk" capital. AltaGas' expectation of higher returns from these businesses justifies the level of risk. In addition, AltaGas enters into these businesses on the basis that these risks can be actively managed.

AltaGas' current operations are subject to the risks normally associated with the operation and development of natural gas and power facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of these events could increase AltaGas' costs and reduce its ability to process or transport natural gas or deliver power.

AltaGas believes that operational risk is best managed by maintaining control over the timing of capital expenditures, operational decisions and costs by becoming the operator of the facilities in which it invests. At the end of 2003, AltaGas operated 65 of its 67 field gathering and processing facilities, all of its transmission facilities and all of AltaGas Utilities' distribution assets.

AltaGas does not operate its extraction plant interests or the assets related to its power purchase agreement ("**PPA**") based arrangements. Failure by the operators of these facilities to operate at the cost or in the manner projected by AltaGas could negatively affect AltaGas' results.

Facility Throughput

The majority of AltaGas' gathering and processing facilities process or transport natural gas from the Western Canadian Sedimentary Basin. Continuing use of these systems is dependent on a number of factors including the level of exploration and development within the basin, remaining reserves and the ability of producers to discover or develop new reserves within the areas serviced by AltaGas' facilities, the longer term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' gathering and processing facilities is influenced by production of natural gas in the areas serviced by AltaGas. At all of its field gathering and processing facilities, AltaGas actively pursues opportunities to maintain or increase throughput and has been successful in offsetting production declines. AltaGas' contract provisions mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover its invested capital in a relatively short period of time. The majority of AltaGas' field processing facilities are skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

Market Risk

AltaGas is exposed to market risks resulting from movements in commodity prices and interest rates. AltaGas manages its exposure to these risks through the use of various physical and financial instruments.

AltaGas' Commodity Risk Management Policy details the parameters used to measure, monitor and report commodity price risks. It also includes risk management guidelines and objectives, risk tolerance and approved products. This policy prohibits the use of physical and financial instruments for speculative purposes.

Electricity Prices

AltaGas' revenue from electricity sales related to PPAs are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. AltaGas reduces its exposure to floating electricity prices by supplying internal electrical demand requirements and locking in margins with financial instruments.

Natural Gas Liquids Fractionation Price

AltaGas' extraction business depends in part on the level of demand for and pricing of NGLs. AltaGas cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation

or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGLs prices and crude oil prices. As crude oil prices fall, NGLs prices will generally decrease subject to other factors that influence the supply and demand. All of AltaGas' ethane production is sold under cost of service type contracts under which AltaGas bears no commodity price risk. AltaGas' NGL production is sold under market based contracts, where AltaGas bears the market or commodity price risk, and under long term fixed fee revenue plus reimbursement of operating costs contracts, where AltaGas bears no commodity price risk. Approximately 50% of AltaGas' NGL production is sold under the latter type of contract where AltaGas bears no commodity price risk. The remaining NGLs are subject to the spread between the price received for the NGLs extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs.

Interest Rate

AltaGas is exposed to interest rate fluctuations on variable rate debt. AltaGas monitors its level of fixed to floating and variable rate debt instruments and from time to time interest rate swaps are used to help maintain balances of each commensurate with AltaGas' target to have 70% to 75% of its debt at fixed interest rates. At July 1, 2004, AltaGas had fixed interest rates on $200.0 million, or approximately 83%, of its floating rate debt through interest rate swaps. At July 1, 2004, approximately $300.0 million, or approximately 88%, of AltaGas' total debt, including its Medium Term Notes and swaps, was at fixed interest rates.

Weather

The Alberta Energy Utilities Board sets rates based upon a deemed capital structure, an allowed rate of return on common equity, an approved rate base and costs expected to be incurred by the utility assuming normal weather conditions. As customers are billed on an actual volume basis, the utility's ability to recover the allowed rate of return depends upon achieving the forecast distribution volumes under "normal weather" conditions. In addition, warmer than normal weather may result in lower than expected demand and a lower rate of return than allowed.

Regulatory

AltaGas' businesses are subject to regulation in the jurisdictions in which they carry on business. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulatory intervention. In the natural gas distribution business under return on rate base regulation, rates are set which allow the regulated entity the opportunity to cover its costs and earn a reasonable return. However there is no guarantee that the entity will earn its fair return because rates are set to cover future estimated costs based on future estimated demand and "normal weather" conditions and the entity's actual revenues may be more or less than the actual costs.

Credit Risk

AltaGas is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future financial obligations to AltaGas. AltaGas minimizes counterparty risk by conducting credit reviews on clients prior to providing services, by participating in contract negotiations to include credit mitigation clauses and by obtaining financial or performance assurances from clients. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a

prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of AltaGas Income Trust (the "Trust") dated July ●, 2004 relating to the sale of ● trust units of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of AltaGas Services Inc. on the consolidated balance sheets of AltaGas Services Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. Our report is dated February 13, 2004.

Calgary, Alberta
July ●, 2004

Chartered Accountants

CERTIFICATE OF THE TRUST

Date: July 20, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ALTAGAS INCOME TRUST
BY: ALTAGAS GENERAL PARTNER INC.

(signed) DAVID W. CORNHILL
Chief Executive Officer

(signed) PATRICIA M. NEWSON
Chief Financial Officer

On behalf of the Board of Directors:

(signed) MYRON F. KANIK
Director

(signed) DARYL H. GILBERT
Director

CERTIFICATE OF THE UNDERWRITERS

Date: July 20, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.	CIBC WORLD MARKETS INC.	RBC DOMINION SECURITIES INC.
BY: (SIGNED) MARK HERMAN	BY: (SIGNED) BRETT M. GELLNER	BY: (SIGNED) TIMOTHY W. WATSON

(63)

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "**1933 Act**") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".*

Amended and Restated Preliminary Short Form Prospectus

Secondary Offering **July 21, 2004**

AltaGas

ALTAGAS INCOME TRUST

$230,087,500
11,650,000 Trust Units

This short form prospectus qualifies the distribution by Enbridge Inc. (the "**Selling Unitholder**") of 11,650,000 trust units ("**Units**") of AltaGas Income Trust (the "**Trust**"). See "Selling Unitholder". **The Trust will not receive any of the proceeds from the sale of Units by the Selling Unitholder.** The outstanding Units, including those offered hereunder, are listed on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "ALA.UN". On July 19, 2004, the last trading day prior to the announcement of the offering, the closing price of the Units on the TSX was $20.70. The price of the Units was determined by negotiation between the Selling Unitholder and Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited (collectively, the "**Underwriters**").

Price: $19.75 per Unit

	Price to Public	Underwriters' Fee	Net Proceeds to the Selling Unitholder(1)
Per Unit	$19.75	$0.9875	$18.7625
Total(2)	$230,087,500	$11,504,375	$218,583,125

(1) Before deducting expenses of the offering, estimated to be $350,000, which, together with the Underwriters' Fee, will be paid by the Selling Unitholder.

(2) The Selling Unitholder has also granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 1,747,500 Units at a price of $19.75 per Unit, exercisable in whole or in part at any time prior to 30 days after the closing of the offering, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the Price to Public, Underwriters' Fee and Net Proceeds to the Selling Unitholder will be $264,600,625, $13,230,031 and $251,370,594, respectively. This short form prospectus qualifies the distribution of the Units to be sold by the Selling Unitholder upon exercise of the Over-Allotment Option. See "Plan of Distribution."

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about September 15, 2004, provided closing of the offering occurs by August 25, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on August 15, 2004, the record date for which will be July 26, 2004.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when sold by the Selling Unitholder and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Stikeman Elliott LLP, on behalf of the Selling Unitholder by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Underwriters may over-allot or effect transactions which stabilize or maintain the market price for the Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution". Definitive Unit certificates

will be available for delivery at closing, which is expected to occur on or about August 10, 2004 but in any event not later than August 25, 2004.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. When used in this short form prospectus and the documents incorporated by reference herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this short form prospectus under the heading "Risk Factors". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this short form prospectus and the documents incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this short form prospectus and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this short form prospectus or the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference herein, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this short form prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to the following: the amount and timing of distributions in respect of the Units; treatment under applicable tax legislation; expectations regarding the ability to maintain its competitive position; expectations regarding the ability to raise capital; treatment under governmental regulatory regimes; and commodity prices.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus: general economic conditions in Canada and the United States; industry conditions; governmental regulations; volatility of commodity prices; currency fluctuations; environmental risks; competition; lack of availability of qualified personnel or management; the ability to integrate technological advances and match advances of competition; the availability of capital; and the other factors considered under "Risk Factors".

These factors should not be construed as exhaustive.

GLOSSARY

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the CBCA, an indirect subsidiary of the Trust and a successor by amalgamation to AltaGas Services;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas Services**" means AltaGas Services Inc., a predecessor by amalgamation to AltaGas;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the CBCA, involving, among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"**Budget**" means the Canadian Federal Budget presented in the House of Commons on March 23, 2004;

"**Cash Flow of the Trust**" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less the sum of (iii) all amounts which relate to the redemption of Units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**Exchangeable Securities**" means, collectively, Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the agreement dated as of March 26, 2004 between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which Holding Trust Notes have been, and may in the future be, issued by Holding Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Notes**" means the unsecured subordinated notes issued pursuant to the Holding Trust Note Indenture;

"**NGLs**" means natural gas liquids;

"**Resident**" means a person who is resident in Canada for purposes of the Tax Act;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights

attached to one Unit) equal to the number of outstanding Exchangeable Securities held by registered holders, other than the Trust and its affiliates;

"**Tax Act**" means the *Income Tax Act* (Canada), including the regulations thereunder, as amended from time to time;

"**Trustee**" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"**Unitholders**" means the holders from time to time of Units;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this short form prospectus and the documents incorporated by reference herein, the Trust uses the term "Cash Flow of the Trust" to refer to the amount of cash that is to be available for distributions to Unitholders. "Cash Flow of the Trust" is not a measure recognized by Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Cash Flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that Cash Flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

ELIGIBILITY FOR INVESTMENT

Based in part upon representations made by AltaGas as to certain factual matters, in the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP, the Units offered hereby will, on the date of closing, be qualified investments under the Tax Act for Exempt Plans and will not, on the date of closing, be foreign property for purposes of the Tax Act.

It is not certain whether the Trust would be a "business income trust" or whether the Units would constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) in the Budget. Under that Budget proposal, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in the Budget proposal. On May 18, 2004, the Minister of Finance (Canada) announced that this Budget proposal will be suspended pending further consultation and review. See "Certain Canadian Federal Income Tax Considerations" and "Risk Factors."

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President, General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Telephone: (403) 691-7575. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust or AltaGas, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of AltaGas Services dated March 18, 2004 (the "**AIF**"), including management's discussion and analysis of the financial condition and operations of AltaGas Services for the year ended December 31, 2003 incorporated by reference therein;

(b) the audited consolidated financial statements of AltaGas Services as at and for the years ended December 31, 2003 and 2002, together with the auditors' report thereon;

(c) the unaudited consolidated financial statements of AltaGas Services as at and for the three months ended March 31, 2004 and 2003;

(d) management's discussion and analysis of the financial condition and operations of AltaGas Services for the three months ended March 31, 2004 and 2003;

(e) the Information Circular and Proxy Statement dated March 26, 2004 relating to the Special Meeting of Securityholders of AltaGas Services held on April 29, 2004 (the "**Information Circular**"), excluding the sections entitled "Report on Employee and Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices";

(f) the material change report of AltaGas Services dated March 22, 2004 with respect to the reorganization of the business of AltaGas Services into an income trust; and

(g) the material change report of the Trust dated May 10, 2004 with respect to the completion of reorganization of the business of AltaGas Services into an income trust.

Any material change reports (except confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding the disclosure in an information circular relating to the downward repricing of options or stock appreciation rights, the composition of the Trust's compensation committee and its report on executive compensation, the performance graph and corporate governance practices) filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ALTAGAS INCOME TRUST

General

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust was established for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses and such other investments as the Trust may determine.

Holders of Units are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the initial trustee of the Trust.

General Partner

The Trust is administered by the General Partner, which is also the general partner of AltaGas LP #1 and AltaGas LP #2. The board of directors of the General Partner also has the power to manage, or supervise the management of, the business and affairs of AltaGas pursuant to a unanimous shareholder agreement.

Business of AltaGas

AltaGas is an energy infrastructure based company and an indirect subsidiary of the Trust. AltaGas, directly and indirectly:

- Physically gathers, processes, extracts and transports natural gas;
- Contractually markets and transports natural gas and electrical power;
- Converts energy across and along the energy value chain to create higher-value added products; and
- Consumes natural gas and electrical power to operate its facilities.

AltaGas expects to continue to develop its asset base by seeking opportunities for expansion and acquisition in the natural gas, NGLs and power business in Canada and the northern United States.

Organizational Structure of the Trust

The following diagram shows the inter-entity relationships among the Trust and its material subsidiaries prior to the completion of the offering.



Public Securityholders
Enbridge Inc.
Trust Units
Trust Units
AltaGas Income Trust
Units (100%) and Holding Trust Notes
Common Shares (100%)
Class B Units(1) (100%)
Holding Trust
Class B Units(1) (100%)
Class A Units (100%)
AltaGas LP #1
General Partner
Class A Units (100%)
AltaGas LP #2
Common shares (100%) and debt
AltaGas Ltd.
Common shares (100%)
99.9%
AltaGas Holdings Inc.
0.1%
AltaGas Operating Partnership(2)
0.1%
99.9%
Common shares (100%)
AltaGas Power Holdings Partnership
AltaGas Utility Holdings Inc.
50%
Common shares (100%)
ASTC Power Partnership
AltaGas Utilities Inc.

Notes:

(1) Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2 are exchangeable for Trust Units at the option of the holder on a one-for-one basis, are entitled to vote with Unitholders pursuant to the Special Voting Unit and are entitled to the same cash payments per unit as the cash distributions made on a Unit.

(2) Subsequent to the Arrangement, substantially all of the operating assets formerly owned by AltaGas were contributed to, and certain obligations of AltaGas were assumed by, the AltaGas Operating Partnership.

RECENT DEVELOPMENTS

Trust Conversion

Effective May 1, 2004, the business of AltaGas Services was reorganized pursuant to the Arrangement and holders of common shares of AltaGas Services received Units and/or Exchangeable Securities in exchange for their common shares. AltaGas Services became an indirect subsidiary of the Trust and was amalgamated to form AltaGas. Additional information relating to the Arrangement is contained in the Information Circular, which is incorporated by reference herein.

Edmonton Ethane Extraction Plant Acquisition

On March 18, 2004, AltaGas Services announced that it had entered into a purchase and sale agreement with BP Canada Energy Resources Company ("**BP**") to acquire BP's 48 2/3% interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The acquisition, expected to close during the third quarter of 2004, will increase AltaGas' net extraction processing capacity to 539 million cubic feet of gas per day.

Adoption of Distribution Reinvestment Plans

On May 20, 2004, the Trust adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for Unitholders and each of AltaGas LP #1 and AltaGas LP #2 adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for holders of Exchangeable Securities (collectively, the "**DRIP Plans**"), available in respect of monthly cash distributions or cash payments.

Under the DRIP Plans, eligible Unitholders and eligible holders of Exchangeable Securities may elect to receive a cash distribution of up to 102% of the cash distribution from the Trust, in the case of Units, or up to 102% of the cash payment from AltaGas LP #1 or AltaGas LP #2, as applicable, in the case of Exchangeable Securities, that such Unitholder or holder of Exchangeable Securities would have otherwise been entitled to receive. Alternatively, Unitholders or holders of Exchangeable Securities can direct cash distributions or cash payments, as applicable, to be reinvested in additional Units at 95% of the "average market price" as defined in the DRIP Plans.

PremStar Energy Canada Ltd.

On May 26, 2004, the Trust announced that a subsidiary of the trust has executed a letter of intent to purchase the business of PremStar Energy Canada Ltd. and its subsidiaries, ECNG Inc. and Energistics Group Inc. (collectively, "**PremStar**"), for approximately $22.0 million, payable by way of 993,789 Units issued from treasury plus approximately $1.2 million cash. The transaction is conditional on the execution of a purchase and sale agreement.

The PremStar group specializes in the procurement and supply of energy to end use customers. The PremStar acquisition will build on AltaGas' low risk, fee for service business through the provision of physical energy supply from the gas field directly to end use customers located primarily in Ontario. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information.

Recent Treasury Offering

On June 10, 2004, the Trust completed the offering and sale of 4,730,000 Units at $18.70 per Unit for gross proceeds of $88,451,000.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated July 21, 2004 (the "**Underwriting Agreement**") between the Selling Unitholder, the Trust, AltaGas, AltaGas Operating Partnership and the Underwriters, the Selling Unitholder has agreed to sell 11,650,000 Units and the Underwriters have severally agreed to purchase all of such Units on August 10, 2004 or on such other date as may be agreed among the parties to the Underwriting Agreement (such date not to be later than August 25, 2004) at a price of $19.75 per Unit. The Underwriting Agreement provides that the Selling Unitholder will pay the Underwriters a fee of $0.9875 per Unit purchased by the Underwriters from the Selling Unitholder in consideration for their services in connection with the offering. The offering price of the Units was determined by negotiation between the Selling Unitholder and the Underwriters.

The Selling Unitholder has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 1,747,500 Units at a price of $19.75 per Unit, exercisable in whole or in part at any time prior to 30 days after the closing of the offering, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total offering, Underwriters' fee and net proceeds to the Selling Unitholder will be $264,600,625, $13,230,031 and $251,370,594, respectively. This short form prospectus qualifies the distribution of the Units to be sold by the Selling Unitholder upon exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated upon the occurrence of certain stated events. If one or more Underwriters fail to purchase the Units which it or they have agreed to purchase and such Units are less than 7% of the aggregate Units offered, the remaining Underwriter or Underwriters are obligated to purchase the Units not purchased by the Underwriter or Underwriters that fail to purchase. The Selling Unitholder is not obligated to sell less than all of the Units offered. If one or more Underwriters fail to purchase the Units which it or they have agreed to purchase and such Units are 7% or more of the aggregate Units offered, the remaining Underwriter or Underwriters may terminate their obligation to purchase their allotment of Units, or may, but are not obligated to, purchase the Units not purchased by the Underwriter or Underwriters which fail to purchase. Pursuant to the Underwriting Agreement, the Selling Unitholder, the Trust, AltaGas and AltaGas Operating Partnership have agreed to indemnify the Underwriters and their respective agents, shareholders, directors, officers and employees against certain liabilities.

The Selling Unitholder has agreed with the Underwriters that it will not, during the period ending 90 days following the closing of the offering, sell any Units or any securities convertible into or exchangeable for Units without the prior written consent of Scotia Capital Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc., such consent not to be unreasonably withheld. The Trust has agreed with the Underwriters that it will not, during the period ending 60 days following July 21, 2004, sell any Units without the prior written consent of Scotia Capital Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc., such consent not to be unreasonably withheld, other than any issue of options pursuant to the Trust's Trust Unit Option Plan, and any issue of Units pursuant to options under such Plan, upon the exchange of Exchangeable Securities, pursuant to the Trust's DRIP Plans or in connection with the PremStar acquisition described under "Recent Developments."

Pursuant to applicable securities laws, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Units. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Units. In connection with the offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Units offered hereby have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and resell the Units acquired pursuant to the Underwriting Agreement to qualified institutional buyers (as defined in Rule 144A under the 1933 Act) in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Units outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the commencement of this offering, any offer or sale of Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

USE OF PROCEEDS

The Trust will not receive any of the proceeds from the sale of Units. The net proceeds of the offering to the Selling Unitholder, after payment of the Underwriters' fee of $11,504,375 and expenses of the offering estimated to be $350,000, will be approximately $218,233,125. If the Over-Allotment Option is exercised in full, the net proceeds of the offering to the Selling Unitholder, after payment of the Underwriters' fee of $13,230,031 and expenses of the offering estimated to be $350,000, will be approximately $251,020,594. The Underwriters' fee and the expenses of the offering will be paid by the Selling Shareholder. See "Plan of Distribution."

SELLING UNITHOLDER

The following table sets out information concerning the Selling Unitholder's ownership of Units and Exchangeable Securities as at July 20, 2004, and as adjusted as of that date to give effect to the offering. The Selling Unitholder owns its Units and Exchangeable Securities beneficially and of record and acquired such securities in exchange for common shares of AltaGas Services in connection with the conversion of AltaGas Services into an income trust on May 1, 2004. The Selling Unitholder has covenanted in the Underwriting Agreement to exchange, prior to closing of the offering, that number of Exchangeable Securities held beneficially and of record by the Selling Unitholder that, taken together with the Units it presently holds beneficially and of record, will comprise the Units to be sold in the offering.

	Securities Owned Before Offering	Percentage	Securities to be Sold in Offering	Securities Owned After Offering(1)	Percentage(1)
Trust Units	9,331,491	23.9%	9,331,491	Nil	Nil
Exchangeable Securities(2)	8,866,009	72.4%	2,318,509	6,547,500	66.0%
Total(3)	18,197,500	35.5%	11,650,000	6,547,500	12.8%

(1) If the Over-Allotment Option is exercised in full, the Selling Unitholder will, after giving effect to the offering, own nil Units and 4,800,000 Exchangeable Securities (58.7% of the outstanding Exchangeable Securities or 9.4% of the Units after giving effect to the exchange of the Exchangeable Securities for Units in accordance with the terms of the Exchangeable Securities).

(2) The Selling Unitholder's Exchangeable Securities are all Class B limited partnership units of AltaGas LP #2. Percentage calculations are based upon all of the Exchangeable Securities outstanding.

(3) Giving effect to the exchange of Exchangeable Securities for Units in accordance with the terms of the Exchangeable Securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP (collectively, "**Counsel**"), the following summary fairly describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a subscriber who acquires Units pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, holds the Units as capital property and deals at arm's length with, and is not affiliated with, the Trust, the Selling Unitholder and the Underwriters. Generally, Units will be considered to be capital property to a holder provided the holder does not hold the Units in the course of carrying on a business of buying or selling securities and does not acquire them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who are Residents and who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have them, and any other "Canadian securities" (as defined in the Tax Act), deemed to be capital property. Holders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to a Unitholder that is a "specified financial institution" as defined in the Tax Act or a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules, nor is it applicable to a Unitholder an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("**CRA**"). This summary is not exhaustive of all possible Canadian federal income tax considerations, and except for the Proposed Amendments, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

A Budget proposal to impose a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, *inter alia*, real property was suspended by the Minister of Finance (Canada) on May 18, 2004 pending further consultation and review. Further, the Budget proposes to introduce changes to the Tax Act that will subject persons who are not Residents to tax in respect of certain distributions made by mutual fund trusts that currently are not subject to taxation in Canada. It is not clear whether these proposals, if enacted, will result in tax consequences to Unitholders that are materially different from those disclosed

herein. Prospective Unitholders that are registered pension plans or who are not Residents should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

Based in part upon representations made by AltaGas as to certain factual matters, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will continue to so qualify at all times. In the event the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and that is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable in a taxation year to a Unitholder if the Unitholder is entitled in the year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

All or substantially all of the income of the Trust will consist of the income of Holding Trust (including net realized taxable capital gains) that is paid or becomes payable in the year by Holding Trust to the Trust and that is deducted by Holding Trust in computing its income for purposes of the Tax Act.

In computing its income, the Trust may deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it).

Under the Declaration of Trust, an amount equal to all of the income of the Trust for each year, including net realized capital gains, but excluding income which is designated by the Trust to a redeeming Unitholder and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Trust, generally will be payable in the year to Unitholders by way of cash distributions, subject to the following exceptions. Income of the Trust which is applied to finance cash redemptions of Units or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional Units.

Capital gains of the Trust realized in connection with an *in specie* redemption of Units and certain income of the Trust may be designated to the redeeming Unitholder, with the result that the taxable portion of such gains and such income generally should be taxable to the redeeming Unitholder and not to the Trust.

Counsel has been advised that the Trust intends to make sufficient distributions in each year (in cash or by way of additional Units) of its income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable for income tax under the Tax Act. The Trust generally is expected to designate to the Unitholders any taxable dividends or net taxable capital gains received or realized by it or designated to it by Holding Trust so that such amounts retain their character when received by Unitholders.

Taxation of Holding Trust

Holding Trust is subject to tax in each taxation year on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to the Trust and that is deducted by Holding Trust in computing its income for purposes of the Tax Act. The taxation year of Holding Trust is the calendar year.

All or substantially all of the income of Holding Trust will consist of the portion of the income of AltaGas LP #1 that is allocated to Holding Trust. Amounts received or realized by AltaGas LP #1 as taxable dividends or net taxable capital gains will retain their character and be treated as such in the hands of Holding Trust to the extent allocated to Holding Trust. The amount of income allocated to Holding Trust from AltaGas LP #1 may exceed or be less than the amount of cash distributed by AltaGas LP #1 to Holding Trust.

In computing its income for tax purposes, Holding Trust may deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it).

Under the Holding Trust declaration of trust, an amount equal to all of the income of Holding Trust, including net realized capital gains, generally will be payable to the Trust and, therefore, deductible in computing Holding Trust's income for tax purposes. Accordingly, Holding Trust generally will not be liable for income tax. Holding Trust generally is expected to

designate to the Trust any taxable dividends and net taxable capital gains received under the Tax Act so that such amounts retain their character as such when received by the Trust.

Taxation of AltaGas LP #1 and AltaGas LP #2

Neither AltaGas LP #1 nor AltaGas LP #2 is subject to tax under the Tax Act. AltaGas LP #1, as a partner of AltaGas LP #2, is required to include in computing its income for a particular fiscal year its share of the income or loss of AltaGas LP #2 for the fiscal year of AltaGas LP #2 ending in that fiscal year of AltaGas LP #1, whether or not any such income is distributed to AltaGas LP #1 in the year. Similarly, Holding Trust, as a partner of AltaGas LP #1, is required to include in computing its income for a particular taxation year its share of the income or loss of AltaGas LP #1 for the fiscal year of AltaGas LP #1 ending in that taxation year of Holding Trust, whether or not any such income is distributed to Holding Trust in the year.

For these purposes, the income or loss of AltaGas LP #2 and AltaGas LP #1 will be computed for each of their respective fiscal years as if each of them was a separate person resident in Canada, and in making those computations, each of AltaGas LP #1 and AltaGas LP #2 will be entitled to deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it). All or substantially all of the income of AltaGas LP #2 for a fiscal year will consist of interest on the indebtedness of AltaGas that accrues to AltaGas LP #2 to the end of the year, or is received or becomes receivable by it before the end of the year, to the extent that such interest was not included in computing its income for a preceding year. Also, AltaGas LP #2 will include in its income for a fiscal year any dividends received by it on shares of AltaGas in that year. Such amounts will then be included in the income of AltaGas LP #1 to the extent they are allocated to AltaGas LP #1.

Residents

The following portion of this summary is applicable to a Unitholder who at all relevant times is, or is deemed to be, a Resident. The taxation of Unitholders who are not Residents is described below under "Persons other than Residents".

This summary does not address the tax considerations of participating in the DRIP Plans.

Trust Distributions

A Unitholder generally will be required to include in computing income for a particular taxation year of the Unitholder such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains, as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash, additional Units or otherwise. Provided that appropriate designations are made by the Trust and Holding Trust, such portion of any taxable dividends received from taxable Canadian corporations and net taxable capital gains as is paid or payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. All other income of the Trust that is paid or becomes payable to a Unitholder generally will be considered income from property, irrespective of its source. Any loss of the Trust or Holding Trust for the purposes of the Tax Act cannot be allocated to, and cannot be treated as a loss of, a Unitholder.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base ("**ACB**") of the Units held by the Unitholder. Any other amount in excess of the income of the Trust that is paid or payable to a Unitholder in a taxation year (otherwise than as proceeds of disposition on a redemption of Units) generally will not be included in the Unitholder's income for the year but will reduce the ACB of the Units held by the Unitholder. To the extent that the ACB of a Unit to a Unitholder would otherwise be a negative amount, that negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises, and the ACB of the Unit to the Unitholder will be reset to nil.

The cost to a Unitholder of a Unit will include all amounts paid or payable by the Unitholder for the Unit with certain adjustments. The cost to a Unitholder of additional Units received in lieu of a cash distribution of income (including net capital gains) will be the amount of such income paid in additional Units. The cost to a Unitholder of all Units held as capital property will be averaged to determine the ACB of each such Unit.

Acquisition of Units

Since the income of the Trust will be distributed on a monthly basis, a purchaser of a Unit may become taxable on a portion of the income of the Trust accrued or realized by the Trust in a month before the time the Unit was purchased but which was not paid or made payable to Unitholders until the end of the month and after the time the Unit was purchased. A similar result may apply on an annual basis in respect of a portion of net taxable capital gains accrued or realized by the Trust in a year before the time the Unit was purchased but which is paid or made payable to Unitholders at year end and after the time the Unit was purchased.

Disposition of Units

The disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, generally will result in the Unitholder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Unitholder's ACB of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder's income. The treatment of capital gains and losses is described below under "Residents – Taxation of Capital Gains and Capital Losses".

Where a Unitholder receives Holding Trust Notes on a redemption of Units, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value ("**FMV**") of the Holding Trust Notes so distributed less any amount designated by the Trust to be an income distribution from the Trust. The Declaration of Trust provides that the Trustee has the discretion to designate certain income and any capital gain realized by the Trust as a result of the redemption of Units to the Unitholder redeeming Units, as is reasonable in the circumstances. The Unitholder will be required to include in income any such income so designated.

The cost of any Holding Trust Notes distributed by the Trust to a Unitholder upon a redemption of Units will be equal to the FMV of the Holding Trust Notes at the time of the distribution. For this purpose, the Unitholder will be required to determine the FMV of the Holding Trust Notes on a reasonable basis. A Unitholder who is a Resident will thereafter be required to include in income, in accordance with the provisions of the Tax Act, interest received, receivable or accruing on such Holding Trust Notes.

Taxation of Capital Gains and Capital Losses

Under the Tax Act, one-half of any capital gain realized by a Unitholder, and the amount of any net taxable capital gains designated by the Trust in respect of a Unitholder, will be included in such holder's income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss (an "allowable capital loss") realized by a Unitholder must be deducted from taxable capital gains realized by, or designated to, the Unitholder in the year of disposition, and allowable capital losses in excess of taxable capital gains in the year of disposition may be deducted against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of $6^2/_3$% on certain investment income, including taxable capital gains.

A capital loss realized on the disposition of a Unit by a Unitholder that is a corporation or trust (other than a mutual fund trust), whether directly or as a member of a partnership, may be reduced in respect of certain distributions to the Unitholder out of dividends received by the Trust directly or through Holding Trust, AltaGas LP #1 or AltaGas LP #2 and designated by the Trust in respect of the Unitholder, to the extent and under the circumstances described in the Tax Act.

Minimum Tax

Net income of the Trust that is paid or payable to a Unitholder that is designated as taxable dividends or as net taxable capital gains, and capital gains realized on the disposition of Units may increase the Unitholder's liability for minimum tax if the Unitholder is an individual.

Qualified Investment Status

Units will be qualified investments for Exempt Plans (subject to the specific provisions of any particular Exempt Plan) provided that the Trust qualifies as a mutual fund trust or a registered investment for purposes of the Tax Act. Counsel has been advised that the Trust intends to apply to be a registered investment under the Tax Act effective from the date of its formation. If the Trust does not become a registered investment, the Units would immediately cease to be qualified investments for Exempt Plans if the Trust ceased to be a mutual fund trust. If the Trust becomes a registered investment and subsequently ceases to qualify as a mutual fund trust, and consequently (or for any other reason) loses its status as a registered investment, the Units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment.

Holding Trust Notes received as a result of an *in specie* redemption of Units by the Trust will not be qualified investments for Exempt Plans, which could give rise to adverse consequences to the Exempt Plan or the annuitant thereunder. Accordingly, Exempt Plans that own Units should consult their own tax advisors before deciding to exercise the redemption right attached to the Units.

Registered Pension Plans

It is not certain whether the Trust would be a "business income trust" or whether the Units would constitute "restricted investment property" as described in certain Proposed Amendments announced by the Minister of Finance (Canada) in the Budget. Under those Proposed Amendments, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in those Proposed Amendments. On May 18, 2004, the Minister of Finance (Canada) announced that those Proposed Amendments will be suspended pending further consultation and review.

Foreign Property

Based in part on representations of the Trust, Holding Trust, AltaGas and the General Partner as to certain factual matters, the Units will not constitute foreign property for purposes of the Tax Act.

The Units may become foreign property at any time (unless the Trust is a registered investment) if the Trust either (i) ceases to qualify as a mutual fund trust, or (ii) does not restrict its holdings of foreign property within the limits provided under the Tax Act.

Persons other than Residents

The following portion of this summary generally is applicable to a Unitholder who at all relevant times is not, and is not deemed to be, a Resident ("**Non-Resident**") and who does not use or hold, and is not deemed to use or hold Units in connection with carrying on a business in Canada. Special rules, which are not discussed herein, may apply to a Unitholder that is a Non-Resident and that is an insurer carrying on business in Canada and elsewhere.

Trust Distributions

Generally, amounts in respect of income of the Trust that are paid or credited or deemed to be paid or credited, to a Non-Resident Unitholder, other than amounts designated by the Trust to be net taxable capital gains, will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under an applicable income tax convention. The rate of withholding tax is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Unitholders who are Non-Residents and who are residents of the United States for purposes of the *Canada-United States Tax Convention*.

Pursuant to certain Proposed Amendments included in the Budget, the Trust will be required to maintain a separate account (the "**TCP Gains Distribution Account**") to which it will add its net capital gains from dispositions after March 22, 2004 of "taxable Canadian property" and from which it will deduct losses from dispositions of such property and distributions designated by the Trust to be capital gains. Amounts paid by the Trust to a Non-Resident Unitholder, which the Trust designates as capital gains, will be subject to Canadian withholding tax at the same rate as distributions in respect of Trust income to the extent the Trust has a positive balance in its TCP Gains Distribution Account.

Also under the Proposed Amendments, effective for distributions after 2004, if the value of the Units is considered to be primarily attributable to real property in Canada, all distributions by the Trust that would otherwise not be subject to withholding tax as described above may be subject to a special Canadian withholding tax of 15% of the amount of the distribution. This withholding tax, if applicable, may be refunded in certain circumstances where the holder disposes of Units at a loss, subject to detailed provisions contained in the Proposed Amendments. It is not certain whether this special withholding tax will apply to distributions by the Trust.

Disposition of Units

A Non-Resident Unitholder generally will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Unit (whether the disposition of such Unit is on sale, redemption, by virtue of capital distributions in excess of the Unitholder's ACB or otherwise) unless the Unit constitutes "taxable Canadian property" for purposes of the Tax Act of the Non-Resident Unitholder and no relief is available to the Non-Resident Unitholder under an applicable income tax convention.

A Unit generally will not be considered to be taxable Canadian property of a Unitholder unless either: (i) at any time during the 60 month period that ends at the time of the disposition of the Unit, 25% or more of the issued Units were owned by the Unitholder, by persons with whom the Unitholder did not deal at arm's length or by any combination thereof; or (ii) at the time of disposition, the Trust is not a "mutual fund trust" as defined in the Tax Act.

If a Non-Resident's Units are considered to be taxable Canadian property, on the disposition or deemed disposition thereof, the capital gain (or capital loss) generally will be treated in the manner described above under "Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses". However, an applicable income tax convention may provide relief from Canadian tax on any such capital gain realized by the Unitholder.

Interest paid or credited on any Holding Trust Notes received by a Non-Resident Unitholder on an in specie redemption of Units will be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under the terms of an applicable income tax treaty. Such rate of withholding tax generally will be reduced to 10% in the case of a non-resident who is a resident of the United States for purposes of the *Canada-United States Tax Convention.*

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at July 1, 2004, both before and after giving effect to the offering.

Designation	**As at July 1, 2004 before giving effect to the offering**	**As at July 1, 2004 after giving effect to the offering**
	(unaudited)	(unaudited)
Debt:		
Operating loans(1)	$200,745,230	$200,745,230
Medium Term Notes(2)	$100,000,000	$100,000,000
Unit Capital:		
Units(3)(4)	$285,801,642 (38,937,619 Units)	$299,606,918 (41,256,128 Units)
Exchangeable Securities(4)(5)(6)....	$72,915,780 (12,245,745 units)	$59,110,504 (9,927,236 units)

(1) At July 1, 2004, AltaGas had: i) a $50.0 million demand operating credit facility with a Canadian chartered bank (the "**Operating Facility**"); ii) a $300.0 million extendible revolving term credit facility with a syndicate of Canadian chartered banks (the "**Extendible Facility**"); and iii) a $75.0 million 364 day extendible revolving letter of credit facility with a Canadian chartered bank (the "**LC Facility**") (collectively, the "**Operating Loans**"). The Operating Facility bears interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility bears interest at the lenders' prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility matures on October 10, 2004 and may be extended for an additional 364 days or can be converted by AltaGas on that date to a two year term loan. The term loan is repayable over the two year period or at the end of the two year period, depending on the bond rating category of the long term senior unsecured indebtedness of AltaGas. The LC Facility bears fees and interest at market rates. It matures on July 31, 2004 but can be extended at AltaGas' request and acceptance by the bank. At July 1, 2004 AltaGas has issued letters of credit under the Operating Loans in the aggregate amount of $29,701,304. See "Risk Factors – Debt Service".

(2) On October 4, 2000, AltaGas Services issued $100 million of 7.28% medium term notes (the "**Medium Term Notes**"). Interest is payable semi-annually and the principal is due on October 4, 2005. Following the Arrangement, AltaGas Operating Partnership became the obligor for the

Medium Term Notes and is in compliance with all covenants and requirements contained in the indenture pursuant to which such notes were issued. See "Risk Factors."

(3) As at July 1, 2004, the Trust had outstanding, to officers, directors and employees, options to purchase an aggregate of 866,811 Units at prices ranging from $5.20 to $15.87 per Unit.

(4) If the Over-Allotment Option is exercised in full, as at July 1, 2004, after giving effect to the offering, the number of outstanding Units will be 43,003,628 ($310,012,192) and the number of outstanding Exchangeable Securities will be 8,179,736 ($48,705,230).

(5) There is one Special Voting Unit outstanding, representing as of July 1, 2004, in aggregate, a maximum of 12,245,745 votes at meetings of Unitholders, subject to proportionate reduction upon exchange of Exchangeable Securities. See "Description of Units – Special Voting Units".

(6) Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2 are exchangeable for Units at the option of the holder on a one-for-one basis, are entitled to vote with Unitholders pursuant to the Special Voting Unit and are entitled to the same cash payments per unit as the cash distributions made on a Unit. The Selling Unitholder will exchange 2,318,509 (4,066,009 if the Over-Allotment Option is exercised in full) Exchangeable Securities into Units to be sold in the offering.

(7) As at March 31, 2004, AltaGas Services' retained earnings were $100,943,000.

DESCRIPTION OF UNITS

Units

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. Each Unit entitles the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder for cash or, in certain circumstances, Holding Trust Notes.

Issuance of Units

The Declaration of Trust provides that Units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

Special Voting Units

The Declaration of Trust allows for the creation of special voting units that will enable the Trust to provide voting rights to holders of Exchangeable Securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable Securities issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of Unitholders.

The holder of a special voting unit, including the Voting and Exchange Trustee in respect of the Special Voting Unit, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of Unitholders as is equal to the number of Units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable Securities pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Securities. However, if no instructions are provided by the holders of Exchangeable Securities, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that, upon the exchange of Exchangeable Securities for Units, the entitlement to vote pursuant to the special voting unit will be eliminated in respect of those Exchangeable Securities.

Cash Distributions

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to Unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by

the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about September 15, 2004, provided closing of the offering occurs by August 25, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on August 15, 2004, the record date for which will be July 26, 2004. The General Partner expects that substantially all of the cash distributions to Unitholders will be taxed as ordinary income or as dividends.

For additional information in respect of the Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Declaration of Trust, see "Declaration of Trust and Description of Units" on pages 79 through 85, inclusive, of the Information Circular.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Units offered hereby will be passed upon on behalf of the Trust by Stikeman Elliott LLP, Calgary, Alberta, on behalf of the Selling Unitholder by McCarthy Tétrault LLP, Calgary, Alberta, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

The partners and associates of Stikeman Elliott LLP, as a group, the partners and associates of McCarthy Tétrault LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each own, directly or indirectly, less than 1% of the outstanding Units and Exchangeable Securities. As of the date hereof, the partners and professional staff of Ernst & Young LLP, as a group, do not beneficially own, directly or indirectly, any of the Units or Exchangeable Securities. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associate or affiliate of the Trust.

RISK FACTORS

A prospective investor should consider carefully the risk factors set out below and in the AIF incorporated by reference herein. In addition, prospective investors should carefully review and consider all other information contained in this short form prospectus before making an investment decision and consult their own experts where necessary.

Risks Inherent in an Investment in Units

Nature of Units

The Units do not represent a traditional investment in the diversified energy services business and should not be viewed by Unitholders as shares in AltaGas. The Units represent a fractional interest in the Trust. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets are the shares of the General Partner, the units of the Holding Trust, Holding Trust Notes and may include other investments in securities.

Cash distributions of the Trust are not guaranteed and the price per Unit is a function of anticipated distributions, the underlying assets of the Trust and management's ability to effect long-term growth in the value of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Units will be sensitive to a

variety of market conditions including, but not limited to, interest rates, electricity prices and natural gas and natural gas liquids prices. Changes in market conditions may adversely affect the trading price of the Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Potential Sales of Additional Units

The Trust may issue additional Units or securities convertible into or exchangeable for Units in the future to directly or indirectly fund capital expenditure requirements of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Units may be issued without the approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such additional issues. The Board of Directors of the General Partner has discretion in connection with the price and the other terms of the issue of such additional Units.

Nature of Distributions

Unlike interest payments on an interest-bearing security, cash distributions by income trusts on trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable "returns of capital"). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to Unitholders. Therefore, a Unitholder's rate of return over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a Unitholder may receive cash distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder while returns of capital are generally non-taxable to a Unitholder (but reduce a Unitholder's cost base in the Unit for tax purposes). The General Partner expects that substantially all of the cash distributions to Unitholders will be taxed as ordinary income or as dividends. See "Description of Units – Cash Distributions". Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances.

Variability of Distributions

As the Cash Flow of the Trust available for distribution to Unitholders is a function of numerous factors, including AltaGas' financial performance, the impact of interest rates, electricity prices, natural gas and natural gas liquids prices, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of Units and Exchangeable Securities outstanding, depending on the operations of AltaGas and the performance of its assets, distributions may be reduced or suspended entirely.

The market value of the Units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

Changes in Legislation

Income tax laws relating to the Trust, such as the status of mutual fund trusts, may be changed in a manner which adversely affects Unitholders. If the Trust ceases to qualify as a mutual fund trust, and is not a registered investment, the Units will cease to be qualified investments for Exempt Plans. If the Trust ceases to qualify as a mutual fund trust, the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

The Budget contained a proposal to subject distributions of capital after 2004 to non-residents by certain income trusts (which distributions currently are not subject to Canadian income tax) to a new 15% withholding tax. This tax will apply to Unitholders only if the value of the Units is "primarily attributable to real property in Canada or a Canadian resource property". It is not clear whether the Trust would meet this test and thereby be subject to the application of this proposal. If this proposal applies with respect to the Trust, it may adversely affect non-resident Unitholders who are not entitled to a deduction or credit for such withholding tax against income taxes otherwise payable by them in another jurisdiction.

The Budget also contained several proposals relating specifically to the tax treatment of certain tax exempt holders of units of certain income trusts. After 2004, a penalty tax is proposed for certain Canadian tax exempt entities, such as registered pension funds, which hold excess amounts of units or debt of "business income trusts". Generally, the restrictions limit the aggregate amount of such holdings to 1% of the cost of all of the entity's property and limit the holdings of such entities (together with entities with which they do not deal at arm's length) to 5% of the total fair market value of any class of units of a particular trust. These proposals do not apply to Exempt Plans. Due to the nature of the assets held indirectly by the Trust, it is not clear for the purposes of these rules whether the Trust will be considered to be a "business income trust" to which these restrictions will apply. The Minister of Finance (Canada) announced on May 18, 2004 that this proposal would be suspended pending further consultation and review. There can be no assurance as to whether such suspension will be permanent or, alternatively, such restrictions on "business income trusts" will be applied as previously announced or in some modified form.

Environmental and applicable operating legislation may be changed in a manner which adversely affects AltaGas through the imposition of restrictions on its business activities or by the introduction of regulations that increase AltaGas' operating costs thereby indirectly affecting the Trust and potentially reducing distributions to Unitholders.

Loss of Mutual Fund Trust Status

The General Partner intends that the Trust will continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. See "– Changes in Legislation" above. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are listed below.

(a) If at the time the Trust ceased to be a mutual fund trust it had not become a registered investment, the Units would immediately cease to be qualified investments for Exempt Plans. If the Trust were a registered investment, it may, as a consequence of ceasing to be a mutual fund trust, also cease to be a registered investment. In that event, Units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment. If, at the end of any month, an Exempt Plan holds Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Units at the time the Units were acquired by the Exempt Plan. A registered retirement savings plan or registered retirement income fund holding Units that are not qualified investments would be subject to taxation on income attributable to the Units, including the full amount of any capital gain from a disposition of such Units. If a registered education savings plan holds Units that are not qualified investments, it may have its registration revoked by the CRA.

(b) Units held by Non-Resident Unitholders would become taxable Canadian property. Non-Resident Unitholders would be subject to Canadian income tax and reporting requirements on any gains realized on a disposition of Units held by them.

(c) The Trust would be taxed on certain types of income distributed to Unitholders. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

(d) The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

(e) The Trust would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

(f) If the Trust either does not become a registered investment, or having become a registered investment also ceased to be a registered investment, the Units would constitute "foreign property" for the purposes of the Tax Act.

In addition, the Trust may take certain measures in the future to the extent it believes necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain Unitholders, particularly Non-Residents. See "- Risks Associated With the Level of Foreign Ownership" below.

Risks Associated With the Level of Foreign Ownership

The Declaration of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, *inter alia*, requires that a mutual fund trust cannot be established or maintained primarily for the benefit of Non-Residents. There is no indication that the mutual fund trust status of the Trust currently is in jeopardy. If, in the future, the General Partner determines that any such risk exists, it is entitled to take a number of actions under the Declaration of Trust, including to require Unitholders that it believes are Non-Residents to sell their Units, which action may have an adverse effect on the market price of the Units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Distribution of Holding Trust Notes or Other Securities on Redemption or Termination of the Trust

It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Holding Trust Notes which may be received as a result of a redemption of Units will not be listed on any stock exchange and no market for Holding Trust Notes is expected to develop. The Holding Trust Notes will not be qualified investments for Exempt Plans. On termination of the Trust, the Trustee may distribute securities directly to Unitholders, subject to obtaining all of the necessary regulatory approvals. In addition, there may be resale restrictions imposed by applicable law upon the recipients of Holding Trust Notes pursuant to the redemption right. The Holding Trust Notes will not be guaranteed by any other party, and the provisions of the Holding Trust Note Indenture governing events of default and the remedies available thereunder will not provide protection to the holders of Holding Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Debt Service

AltaGas may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AltaGas may impair AltaGas' ability to satisfy its obligations under indebtedness held indirectly by the Trust. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AltaGas of its obligations under its indirect indebtedness to the Trust. Ultimately, this may result in lower levels of Cash Flow of the Trust and could reduce distributions to Unitholders.

The Operating Loans are unsecured and subject to customary covenants and financial tests which may in certain circumstances restrict AltaGas' ability to make distributions to AltaGas LP #2 and ultimately to Unitholders. The Medium Term Notes are subject to customary covenants and financial tests, including a restriction on total funded obligations as a ratio of total capitalization, and may in certain circumstances restrict AltaGas Operating Partnership's ability to make distributions to AltaGas and ultimately to Unitholders.

Structural and Contractual Subordination

In the event of a bankruptcy, liquidation or reorganization of AltaGas or AltaGas Operating Partnership, holders of their respective indebtedness and trade payables will generally be entitled to payment of their claims from the assets of AltaGas or AltaGas Operating Partnership, as applicable, before any assets are made available for distribution to the Trust. The Units are therefore effectively junior to indebtedness under the Operating Loans and the Medium Term Notes and most other liabilities (including trade payables) of AltaGas and AltaGas Operating Partnership. Neither AltaGas nor AltaGas Operating Partnership is limited in its ability (except pursuant to restrictive covenants under the Operating Loans and the Medium Term Notes) to incur secured or unsecured indebtedness.

AltaGas distributes a substantial portion of its cash flow to AltaGas LP #2 pursuant to an interest bearing loan agreement. Payments by AltaGas under this loan agreement are expressly subordinated to the prior payment in full of all indebtedness of AltaGas to third parties, including all indebtedness and obligations under the Operating Loans. Upon a default under the Operating Loans or the Medium Term Notes, AltaGas may be prevented from distributing cash to AltaGas LP #2 thereby ultimately reducing cash available for distribution to Unitholders.

Dependence on AltaGas

The Trust will be entirely dependent upon the success of the operations of AltaGas through its indirect ownership of AltaGas. Accordingly, the distributions to the Unitholders will be dependent on the ability of AltaGas to generate cash flow.

Taxation of AltaGas

Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Board of Directors of the General Partner expects this to be the case in respect of AltaGas and its interest expense on its indirect indebtedness to the Trust. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against AltaGas, it could have a materially adverse effect on the Cash Flow of the Trust available for distribution to Unitholders.

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability. There is no assurance that at the relevant time the Trust will have sufficient assets to be able to satisfy such indemnity.

The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon Unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel to the Trust, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) came into force, which provides that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

Deductibility of Expenses

Although the General Partner is of the view that all expenses to be claimed by the Trust, Holding Trust, AltaGas LP #1 and AltaGas LP #2 will be reasonable and deductible, there can be no assurance that the CRA will agree. If the CRA successfully challenges the deductibility of any such expenses, the return to Unitholders may be adversely affected.

Potential Conflicts of Interest

Circumstances may arise where directors and officers of AltaGas and the General Partner are directors or officers of other entities which are in competition to the interests of AltaGas and the Trust. Pursuant to an agreement with the Trust dated May 1, 2004, the Selling Unitholder is presently entitled to and has appointed two directors to the board of the General Partner. These directors are not elected by Unitholders. There may be situations in which the interests of Enbridge Inc. will conflict with those of the Trust and its subsidiaries, including AltaGas.

The General Partner owes a fiduciary duty to AltaGas and the Trust. While the General Partner has agreed to indemnify the Trust in certain circumstances, the General Partner may not have sufficient assets to honour such indemnification.

Risks Inherent in the Ongoing Business of AltaGas

The following are the primary risks associated with the business and affairs of AltaGas and should be considered carefully in light of the fact that the Trust depends entirely on the operations and assets of AltaGas for its cash flow, and thereby its ability to pay distributions to Unitholders. These risks are applicable to AltaGas' current operations and AltaGas' expected future operations.

Operating Risk

As AltaGas continues to grow and diversify its midstream energy business the risk profile of AltaGas may change. AltaGas may enter into or expand business components where there is greater economic exposure and more "at risk" capital. AltaGas' expectation of higher returns from these businesses justifies the level of risk. In addition, AltaGas enters into these businesses on the basis that these risks can be actively managed.

AltaGas' current operations are subject to the risks normally associated with the operation and development of natural gas and power facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of these events could increase AltaGas' costs and reduce its ability to process or transport natural gas or deliver power.

AltaGas believes that operational risk is best managed by maintaining control over the timing of capital expenditures, operational decisions and costs by becoming the operator of the facilities in which it invests. At the end of 2003, AltaGas operated 65 of its 67 field gathering and processing facilities, all of its transmission facilities and all of AltaGas Utilities' distribution assets.

AltaGas does not operate its extraction plant interests or the assets related to its power purchase agreement ("**PPA**") based arrangements. Failure by the operators of these facilities to operate at the cost or in the manner projected by AltaGas could negatively affect AltaGas' results.

Facility Throughput

The majority of AltaGas' gathering and processing facilities process or transport natural gas from the Western Canadian Sedimentary Basin. Continuing use of these systems is dependent on a number of factors including the level of exploration and development within the basin, remaining reserves and the ability of producers to discover or develop new reserves within the areas serviced by AltaGas' facilities, the longer term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' gathering and processing facilities is influenced by production of natural gas in the areas serviced by AltaGas. At all of its field gathering and processing facilities, AltaGas actively pursues opportunities to maintain or increase throughput and has been successful in offsetting production declines. AltaGas' contract provisions mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover its invested capital in a relatively short period of time. The majority of AltaGas' field processing facilities are skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

Market Risk

AltaGas is exposed to market risks resulting from movements in commodity prices and interest rates. AltaGas manages its exposure to these risks through the use of various physical and financial instruments.

AltaGas' Commodity Risk Management Policy details the parameters used to measure, monitor and report commodity price risks. It also includes risk management guidelines and objectives, risk tolerance and approved products. This policy prohibits the use of physical and financial instruments for speculative purposes.

Electricity Prices

AltaGas' revenue from electricity sales related to PPAs are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. AltaGas reduces its

exposure to floating electricity prices by supplying internal electrical demand requirements and locking in margins with financial instruments.

Natural Gas Liquids Fractionation Price

AltaGas' extraction business depends in part on the level of demand for and pricing of NGLs. AltaGas cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGLs prices and crude oil prices. As crude oil prices fall, NGLs prices will generally decrease subject to other factors that influence the supply and demand. All of AltaGas' ethane production is sold under cost of service type contracts under which AltaGas bears no commodity price risk. AltaGas' NGL production is sold under market based contracts, where AltaGas bears the market or commodity price risk, and under long term fixed fee revenue plus reimbursement of operating costs contracts, where AltaGas bears no commodity price risk. Approximately 50% of AltaGas' NGL production is sold under the latter type of contract where AltaGas bears no commodity price risk. The remaining NGLs are subject to the spread between the price received for the NGLs extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs.

Interest Rate

AltaGas is exposed to interest rate fluctuations on variable rate debt. AltaGas monitors its level of fixed to floating and variable rate debt instruments and from time to time interest rate swaps are used to help maintain balances of each commensurate with AltaGas' target to have 70% to 75% of its debt at fixed interest rates. At July 1, 2004, AltaGas had fixed interest rates on $200.0 million, or approximately 99.6%, of its floating rate debt through interest rate swaps. At July 1, 2004, approximately $300.0 million, or approximately 99.6%, of AltaGas' total debt, including its Medium Term Notes and swaps, was at fixed interest rates.

Weather

The Alberta Energy Utilities Board sets rates based upon a deemed capital structure, an allowed rate of return on common equity, an approved rate base and costs expected to be incurred by the utility assuming normal weather conditions. As customers are billed on an actual volume basis, the utility's ability to recover the allowed rate of return depends upon achieving the forecast distribution volumes under "normal weather" conditions. In addition, warmer than normal weather may result in lower than expected demand and a lower rate of return than allowed.

Regulatory

AltaGas' businesses are subject to regulation in the jurisdictions in which they carry on business. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulatory intervention. In the natural gas distribution business under return on rate base regulation, rates are set which allow the regulated entity the opportunity to cover its costs and earn a reasonable return. However there is no guarantee that the entity will earn its fair return because rates are set to cover future estimated costs based on future estimated demand and "normal weather" conditions and the entity's actual revenues may be more or less than the actual costs.

Credit Risk

AltaGas is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future financial obligations to AltaGas. AltaGas minimizes counterparty risk by conducting credit reviews on clients prior to providing services, by participating in contract negotiations to include credit mitigation clauses and by obtaining financial or performance assurances from clients. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of AltaGas Income Trust (the "Trust") dated July ●, 2004 relating to the sale of 11,650,000 trust units of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of AltaGas Services Inc. on the consolidated balance sheets of AltaGas Services Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. Our report is dated February 13, 2004.

Calgary, Alberta
July ●, 2004

Chartered Accountants

CERTIFICATE OF THE TRUST

Date: July 21, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ALTAGAS INCOME TRUST
BY: ALTAGAS GENERAL PARTNER INC.

(signed) DAVID W. CORNHILL
Chief Executive Officer

(signed) PATRICIA M. NEWSON
Chief Financial Officer

On behalf of the Board of Directors:

(signed) MYRON F. KANIK
Director

(signed) DARYL H. GILBERT
Director

CERTIFICATE OF THE UNDERWRITERS

Date: July 21, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.	CIBC WORLD MARKETS INC.	RBC DOMINION SECURITIES INC.
BY: (signed) MARK HERMAN	BY: (signed) BRETT M. GELLNER	BY: (signed) TIMOTHY W. WATSON

BMO NESBITT BURNS INC.	NATIONAL BANK FINANCIAL INC.	TD SECURITIES INC.
BY: (signed) PHILIP D. LUNN	BY: (signed) ROBERT B. WONNACOTT	BY: (signed) DAVID I. HOLM

CLARUS SECURITIES INC.

BY: (signed) J. ALEXANDER WYLIE

HSBC SECURITIES (CANADA) INC.

BY: (signed) DEBORAH J. SIMKINS

CANACCORD CAPITAL CORPORATION	FIRSTENERGY CAPITAL CORP.	PETERS & CO. LIMITED
BY: (signed) KARL B. STADDON	BY: (signed) HUGH R. SANDERSON	BY: (signed) CAMERON E. PLEWES

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AltaGas NEWS RELEASE

ENBRIDGE REALIZES GAIN ON SALE OF ALTAGAS INVESTMENT

CALGARY, Alberta, July 21, 2004 – AltaGas Income Trust ("AltaGas") announced that Enbridge Inc. has sold 11,650,000 Trust Units of AltaGas to a group of Canadian underwriters at a price of $19.75. This sale reduces Enbridge's interest in AltaGas from approximately 36% to 13%. The sale, excluding the over-allotment, will realize net proceeds to Enbridge of approximately $217 million and will close on or about August 10.

In addition, the underwriters have been granted an over-allotment option to purchase an additional 1,747,500 Trust Units at the issue price of $19.75 per unit at any time up to 30 days after closing of the offering. Should the over-allotment option be taken up Enbridge's interest in AltaGas would be reduced to under 10%.

"We are very pleased with the strong market response and successful sale of our units by Enbridge," said David Cornhill, Chairman and Chief Executive Officer of AltaGas. "Since Enbridge made its initial investment in AltaGas five years ago we have tripled our asset base and grown our market capitalization by six times to over one billion dollars. Enbridge has been a good investor and received very good returns on their investment. We are supportive of their disposition and are pleased with the opportunity to realize our full growth potential and deliver substantial unitholder value to an expanded unitholder base."

The underwriting syndicate was led by Scotia Capital Inc., CIBC World Markets Inc. and RBC Capital Markets, and included BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., and Peters & Co. Limited.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling almost $950 million and a market capitalization of approximately $1 billion. Our steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements. AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Trust Units in any jurisdiction. The Trust Units offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin(403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

Not for distribution to U.S. newswire services or for dissemination in the U.S.

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UNDERWRITING AGREEMENT

July 21, 2004

AltaGas Income Trust
AltaGas Ltd.
AltaGas Operating Partnership
1700, 355 – 4th Avenue S.W.
Calgary, AB T2P 0J1
Canada

Attention: David W. Cornhill – Chairman and Chief Executive Officer

- and -

Enbridge Inc.
3000, 425-1st Street S.W.
Calgary, AB T2P 3L8
Canada

Attention: Steve Wuori – Group Vice President and Chief Financial Officer

Dear Sirs:

Re: Secondary Offering of Trust Units

Scotia Capital Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. as co-lead underwriters (the "**Co-Lead Underwriters**"), and each of the other underwriters listed in Schedule A to this Agreement (each an "**Underwriter**" and collectively, the "**Underwriters**") understand that Enbridge Inc. (the "**Selling Unitholder**") is the registered and beneficial owner of 9,331,491 Trust Units (as herein defined) of AltaGas Income Trust (the "**Trust**") and 8,866,009 Class B limited partnership units of AltaGas LP #2 ("**Exchangeable Securities**"). The Underwriters further understand that the Exchangeable Securities are exchangeable into Trust Units on a one for one basis.

The Underwriters further understand that the Selling Unitholder agrees to sell to the Underwriters 11,650,000 Trust Units (the "**Firm Units**") of the Trust at a price per Trust Unit of $19.75 for an aggregate purchase price of $230,087,500 (the "**Purchase Price**") and the Trust will prepare and file all documents necessary in order to qualify the Offered Units (as herein defined) for Distribution (as herein defined) in each of the Provinces of Canada (the "**Qualifying Jurisdictions**"). The Underwriters further understand that the Selling Unitholder will, prior to the Closing Time (as herein defined), exercise the retraction right provided under the AltaGas LP #2 Limited Partnership Agreement in respect of a sufficient number of Exchangeable Securities as will, taken together with the Trust Units held by the Selling Unitholder, result in the Selling Unitholder holding beneficially and of record at the Closing Time, a number of Trust Units equal to the number of Firm Units.

Upon and subject to the terms and conditions contained herein, the Underwriters hereby severally and not jointly, in the respective percentages set forth in Schedule A attached hereto, agree to purchase from the Selling Unitholder and, by its acceptance hereof, the Selling Unitholder agrees to sell to the Underwriters, at the Closing Time, all but not less than all of the Firm Units.

The Selling Unitholder also agrees to sell to the Underwriters and the Underwriters will have the option to purchase from the Selling Unitholder up to an additional 1,747,500 Trust Units (the "**Over-Allotment Option Units**") at a price per Over-Allotment Option Unit of $19.75, for the purpose of covering over-allotments, if any (the "**Over-Allotment Option**"). The Over-Allotment Option may be exercised by written notice to the Selling Unitholder given by the Co-Lead Underwriters, on behalf of the Underwriters, at any time until 5:00 p.m. (Calgary time) on the date that is 30 days after the Closing Date (as herein defined). The notice shall specify the number of Over-Allotment Option Units to be purchased pursuant to the Over-Allotment Option.

The Underwriters understand that, if the Over-Allotment Option is exercised, the Selling Unitholder will, prior to the Additional Closing Date (as herein defined), exercise the retraction right provided under the AltaGas LP #2 Limited Partnership Agreement in respect of a sufficient number of Exchangeable Securities as will, taken together with the Trust Units then held by the Selling Unitholder, if any, result in the Selling Unitholder holding beneficially and of record at the Additional Closing Time (as herein defined), a number of Trust Units equal to the number of Over-Allotment Option Units issuable pursuant to the exercise of the Over-Allotment Option.

If and to the extent the Over-Allotment Option is exercised by the Underwriters, upon and subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Selling Unitholder in the respective percentages set forth in Schedule A attached hereto, and the Selling Unitholder shall sell as directed by the Underwriters, in accordance with and subject to the provisions of this Agreement, that number of Over-Allotment Option Units as indicated in the relevant notice.

In consideration of the Underwriters' agreement to purchase the Offered Units and in consideration of the services to be rendered by the Underwriters in connection therewith, including but not limited to acting as financial advisors to the Selling Unitholder in respect of the sale of the Offered Units, assisting in preparing documentation relating to the Offered Units, distributing the Offered Units directly and through other investment dealers and brokers and performing administrative work in connection with the Distribution of the Offered Units, the Selling Unitholder agrees to pay to the Underwriters (i) at the Closing Time an underwriting fee of $0.9875 per Firm Unit, for an aggregate underwriting fee of $11,504,375 and, if applicable, (ii) at the Additional Closing Time an underwriting fee of $0.9875 per Over-Allotment Option Unit (being an aggregate amount of $1,725,656.25 in respect of the Over-Allotment Option Units, if the Over-Allotment Option is exercised in full) (collectively, the "**Underwriting Fee**"). For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

In this Agreement, capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular unless the context otherwise requires:

"**Agreement**" means the agreement resulting from the acceptance by the Selling Unitholder of the offer made by the Underwriters by this letter and the agreement of the Trust, AltaGas and Operating Partnership to be bound hereby;

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the *Canada Business Corporations Act*;

"**AltaGas Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta by declaration of trust dated March 26, 2004, all of the beneficial interests of which are owned by the Trust;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership established under the laws of Alberta;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership established under the laws of Alberta;

"**Amended and Restated Preliminary Prospectus**" means the amended and restated preliminary short form prospectus of the Trust to be dated July 21, 2004, relating to the offering of the Offered Units in the Qualifying Jurisdictions, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

"**Arrangement**" means the arrangement, under the provisions of section 192 of the *Canada Business Corporations Act*, involving, among others, AltaGas Services Inc. and the Trust pursuant to which the business of AltaGas Services Inc. was reorganized into an income trust effective May 1, 2004;

"**ASC**" means the Alberta Securities Commission;

"**ASTC**" means the ASTC Power Partnership, a general partnership formed pursuant to the provisions of the *Partnership Act* (Alberta);

"**Business Day**" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Calgary;

"**Declaration of Trust**" means the declaration of trust of the Trust dated March 26, 2004 as amended by the First Supplemental Indenture dated April 30, 2004;

"**Distribution**" means "distribution" or "distribution to the public", as those terms are defined by Securities Laws;

"**DRIP Plans**" means, collectively, the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for Unitholders and the Premium Distribution™,

Distribution Reinvestment and Optional Unit Purchase Plan for holders of Class B limited partnership units of either AltaGas LP #1 or AltaGas LP #2, in each case established on May 20, 2004;

"**Environmental Laws**" means any applicable domestic, federal, provincial, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminates;

"**Final Prospectus**" means the (final) short form prospectus of the Trust relating to the offering of Offered Units in the Qualifying Jurisdictions, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the *Canada Business Corporations Act*;

"**Holding Trust Note Indenture**" means the note indenture dated March 26, 2004 between AltaGas Holding Trust and Computershare Trust Company of Canada;

"**Information Circular**" means the information circular and proxy statement dated March 26, 2004 with respect to the Arrangement and certain other matters;

"**Loan Agreement**" means the Loan Agreement dated as of May 1, 2004 between AltaGas LP #2 and AltaGas;

"**LOI**" means the letter of intent dated May 26, 2004 between AltaGas LP #2 and PremStar Energy Canada Ltd. relating to the purchase by AltaGas LP #2 or an affiliate of the business of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. (collectively "**PremStar**") for approximately $22.0 million payable by way of 993,789 Trust Units (the "**PremStar Trust Units**") plus approximately $1.2 million cash;

"**material**" or "**materially**", when used in relation to the Trust, means material in relation to the Trust and its Subsidiaries taken as a whole;

"**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under Securities Laws;

"**Material Agreements**" means, collectively, this Agreement, the Declaration of Trust, the Loan Agreement, the Holding Trust Note Indenture, the Administration Agreement, the AltaGas LP #1 Limited Partnership Agreement, the AltaGas LP #2 Limited Partnership Agreement, the Delegation Agreement, the Holding Declaration of Trust, the Series 1 Notes, the Support Agreement, the Unanimous Shareholder Agreement, the Voting and Exchange Trust Agreement and the Operating Partnership Agreement;

"**MRRS**" means the mutual reliance review system provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" among the Securities Commissions;

"**Offered Units**" means, collectively, the Firm Units and the Over-Allotment Option Units;

"**Operating Partnership**" means AltaGas Operating Partnership, a partnership formed pursuant to the *Partnership Act* (Alberta) pursuant to the Operating Partnership Agreement;

"**Operating Partnership Agreement**" means the partnership agreement entered into as of the 30th day of April, 2004 between AltaGas Marketing Inc. and AltaGas Holdings Inc. and pursuant to which AltaGas succeeded by amalgamation AltaGas Marketing Inc. as a partner of the Operating Partnership;

"**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust dated July 20, 2004, relating to the offering of the Offered Units in the Qualifying Jurisdictions, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

"**Prospectus**" means the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus and the Final Prospectus;

"**Public Record**" means all information and documents filed by the Trust, its predecessor AltaGas Services Inc., or AltaGas with the applicable Canadian securities regulators in compliance or purported compliance with Securities Laws;

"**Registration Rights Agreement**" means the Registration Rights Agreement dated May 1, 2004 between the Trust and the Selling Unitholder;

"**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Jurisdictions;

"**Securities Laws**" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules thereunder together with all applicable published orders and rulings of the Securities Commissions;

"**Securityholder Agreement**" means the Securityholder Agreement dated May 1, 2004 among the Trust, the General Partner and the Selling Unitholder;

"**Selling Unitholder's Information**" means the disclosure respecting the Selling Unitholder and its ownership of securities of the Trust or AltaGas LP #2 contained in the Prospectus or any Amendment and expressly provided by the Selling Unitholder for such purpose, as identified in the letter to be delivered to the Trust and the Underwriters pursuant to Section 9(c);

"**Special Voting Units**" means the units of the Trust, other than Trust Units, that may be authorized and issued from time to time pursuant to the Declaration of Trust;

"**Subsidiaries**" means, collectively, AltaGas LP #1, AltaGas LP #2, AltaGas Pipeline Partnership, AltaGas Power Holdings Partnership, AltaGas Utilities Inc., AltaGas, Cedar Energy

Partnership, the General Partner, AltaGas Holding Trust, Operating Partnership, AltaGas Services (U.S.) Inc., AltaGas Marketing (U.S.) Inc., AltaGas Holdings Inc., AltaGas Facilities (U.S.) Inc., AltaGas Energy Solutions Inc., AltaGas Utility Holdings Inc. and AltaGas Utility Holdings (Nova Scotia) Inc.;

"**Trust Corp.**" means AltaGas Holding Trust Corp. a corporation incorporated under the laws of the province of Alberta;

"**Trustee**" means Computershare Trust Company of Canada, as trustee of the Trust;

"**Trust Assets**" has the meaning ascribed thereto in the Declaration of Trust;

"**Trust Units**" has the meaning ascribed thereto in the Declaration of Trust;

"**Underwriters' Information**" means, in respect of the Prospectus or any Amendment, any facts, information or statements contained therein relating solely to and furnished by the Underwriters or any Underwriter for inclusion therein;

"**Unitholders**" means the holders from time to time of Trust Units; and

"**U.S. Securities Laws**" means all of the applicable federal securities laws and regulations of the United States, including, without limitation, the *Securities Act of 1933*, as amended, and the *Securities Exchange Act of 1934*, as amended.

Any reference in this Agreement to a Section number shall refer to a section of this Agreement.

TERMS AND CONDITIONS

1. Qualification of Offered Units

Each of the Trust and the Selling Unitholder shall fulfil all legal requirements to be fulfilled by it to enable the Offered Units to be offered for sale by the Selling Unitholder and sold to the public in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with the Securities Laws. All legal requirements to enable the Distribution of the Offered Units shall be fulfilled as soon as practicable. Without limiting the generality of the foregoing, the Trust shall as soon as possible, and in any event, not later than 5:00 p.m. (Calgary time) on July 21, 2004 (or such other time and/or date as the Trust, the Selling Unitholder and the Underwriters may agree) prepare and file the Amended and Restated Preliminary Prospectus in each of the Qualifying Jurisdictions, and will use its reasonable best efforts to obtain a receipt for the Amended and Restated Preliminary Prospectus, issued by the ASC in its capacity as the principal regulator in accordance with the MRRS, as soon as possible after filing. The Trust will prepare and file the Final Prospectus, as soon as possible following the resolution to the satisfaction of the Trust, the Selling Unitholder (to the extent the comments relate to the Selling Unitholder's Information only) and the Underwriters of the comments of the Securities Commissions, and shall use its

commercially reasonable efforts to so prepare and file the Final Prospectus by not later than 5:00 p.m. (Calgary time) on August 3, 2004 (or such other time and/or date as the Trust, the Selling Unitholder and the Underwriters may agree), such Final Prospectus to be in form and substance satisfactory to the Underwriters, acting reasonably, in each of the Qualifying Jurisdictions with the Securities Commissions under the Securities Laws, and will use its reasonable efforts to obtain a receipt for the Final Prospectus, issued by the ASC in its capacity as the principal regulator in accordance with the MRRS as soon as possible after the filing and the Trust will promptly take all other steps and proceedings that may be necessary in order to qualify the Offered Units for Distribution in the Qualifying Jurisdictions and shall provide the Final Prospectus in compliance with Section 3(f).

2. Distribution of Offered Units

The Underwriters will offer the Offered Units for sale to the public in Canada, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, the "**Selling Firms**" or each a "**Selling Firm**"), in each case registered under the appropriate category of registration under Securities Laws in each Qualifying Jurisdiction where such Selling Firm offers the Offered Units for sale, and only as permitted by Securities Laws and upon the terms and conditions set forth in the Final Prospectus and this Agreement. The Underwriters agree to sell the Offered Units only in accordance with, and in a manner permitted by, the laws of each of the Qualifying Jurisdictions and to require each Selling Firm to agree with the Underwriters to so sell the Offered Units. For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Units are qualified for Distribution in any Province of Canada where a receipt or similar document (including an MRRS decision document) for the Amended and Restated Preliminary Prospectus or the Final Prospectus shall have been obtained from the applicable Securities Commission following the filing of the Amended and Restated Preliminary Prospectus or the Final Prospectus unless notice to the contrary from the Trust or the applicable Securities Commission is provided to the Underwriters. Notwithstanding the foregoing provisions of this Section 2, an Underwriter will not be liable under this Section 2 with respect to a default under this Section 2 by another Underwriter.

The Underwriters shall use their reasonable best efforts to complete, and cause the Selling Firms to complete, Distribution of the Offered Units as promptly as possible, and shall give prompt notice to the Trust and the Selling Unitholder when, in the opinion of the Underwriters, such Distribution has been completed and shall give notice to the Trust and the Selling Unitholder of the proceeds realized in each Qualifying Jurisdiction from the Distribution of the Offered Units. The Underwriters may solicit offers to purchase or sell the Offered Units outside of Canada in accordance with applicable law (including, if applicable, U.S. Securities Laws and state securities laws), but will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or the filing of a prospectus or registration statement with respect to the Distribution of the

Offered Units under the laws of such jurisdiction (and will require each Selling Firm to agree with the Underwriters not to solicit or sell).

The Trust and the Selling Unitholder shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Final Prospectus and any Amendment thereto and shall allow the Underwriters and their counsel to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to execute any certificate required to be executed by the Underwriters in such documentation which may include investigations conducted up to the Closing Time, including without limitation the holding of a "due diligence" meeting at or prior to the Closing Time with officials of the Trust and the Selling Unitholder, their outside counsel and Ernst & Young LLP, as auditors of the Trust.

3. Documents to be Delivered

The Trust shall deliver to the Underwriters and the Selling Unitholder:

(a) on the date of filing of the Amended and Restated Preliminary Prospectus, a copy of the Amended and Restated Preliminary Prospectus signed as required by the laws of the Qualifying Jurisdictions;

(b) on the date of filing of the Final Prospectus, a copy of the Final Prospectus signed as required by the laws of the Qualifying Jurisdictions;

(c) on or prior to the date of filing of any Amendment, copies of the Amendment signed as required by the laws of the Qualifying Jurisdictions;

(d) at the time of the delivery to the Underwriters pursuant to this Section 3 of copies of the Amended and Restated Preliminary Prospectus, the Final Prospectus and any Amendment, in each case in the French language,

(i) opinions of Quebec counsel to the Trust dated the date of such document and stating that, except for any financial charts, financial statements, notes to financial statements or auditors' reports (collectively, the "**Financial Information**") contained or incorporated by reference in such document, the document in the French language is in all material respects a complete and accurate translation of the document in the English language and that such versions are not susceptible to any materially different interpretations with respect to any material matter contained therein; and

(ii) opinions of the auditors of the Trust dated the date of such document and stating that the Financial Information contained in such document in the French language is in all material respects a complete and proper translation of the Financial Information contained or incorporated by reference therein in the English language;

(e) at the time of the delivery to the Underwriters and the Selling Unitholder of the Final Prospectus pursuant to Section 3(b), a comfort letter dated the date of the Final Prospectus from the auditors of the Trust and AltaGas and acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information contained in the Final Prospectus based on a review by the auditors having a cut-off date not more than two Business Days prior to the date of the comfort letter; and

(f) forthwith when available, but in any case:

(i) in Toronto by 12:00 noon (local time) on the Business Day after the MRRS decision document for the Amended and Restated Preliminary Prospectus, the Final Prospectus or the Amendment has been issued by the ASC; and

(ii) in such cities (other than Toronto) as the Underwriters may reasonably request by 5:00 p.m. (local time) on the Business Day after the MRRS decision document for the Amended and Restated Preliminary Prospectus, the Final Prospectus or the Amendment has been issued by the ASC;

without charge, such numbers of commercial copies of the Amended and Restated Preliminary Prospectus, the Final Prospectus and any Amendment together with any documents incorporated by reference in such Final Prospectus or Amendment as the Underwriters and the Selling Unitholder may reasonably require. The commercial copies of the Amended and Restated Preliminary Prospectus, the Final Prospectus and any Amendment shall be identical in content to the electronically transmitted versions thereof filed with Canadian securities regulatory authorities pursuant to the System for Electronic Document Analysis and Retrieval.

During the period of Distribution of the Offered Units, the Trust and, in respect of item (iv) only, the Selling Unitholder, will promptly provide to the Underwriters, for review and comment by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or AltaGas;

(ii) any proposed document, including without limitation any amendment to or new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus;

(iii) any press release of the Trust; and

(iv) any press release of the Selling Unitholder relating to the Trust, the Trust Units or Exchangeable Securities beneficially owned by the Selling Unitholder or the transactions contemplated hereby.

4. **Amendment**

The Trust shall deliver to the Underwriters and the Selling Unitholder duly signed copies of all amendments or supplements or any other supplemental documents to the Prospectus, as the case may be, required to be prepared by the Trust under Securities Laws or to the documents incorporated therein by reference (collectively, the "**Amendment**") or other documents required to be filed under Section 5. The Amendment shall be in form and substance satisfactory to the Underwriters and the Selling Unitholder, acting reasonably. Prior to the filing of any Amendment, the Trust shall deliver to the Underwriters and the Selling Unitholder with respect to such Amendment letters and opinions similar to those referred to in Sections 3(d) and 3(e).

5. **Material Changes**

Commencing on the date hereof and until the completion of the Distribution, the Trust, AltaGas and the Selling Unitholder (in the case of the Selling Unitholder only to the extent of and as regards any Selling Unitholder's Information) shall promptly notify the Underwriters in writing of:

(a) any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital or ownership of the Trust taken as a whole;

(b) any material fact that has arisen or has been discovered which would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

(c) any change in any material fact in the Prospectus or any Amendment, or the existence of any new material fact,

which change or new material fact is, or may be, of such a nature as:

(d) to render the Prospectus or Amendment, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any material respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or new material fact, containing a misrepresentation;

(e) would result in the Prospectus or any Amendment, as they exist taken together in their entirety immediately prior to such change or new material fact, not complying with laws of the Qualifying Jurisdictions; or

(f) would reasonably be expected to have a significant effect on the market price or value of the Offered Units.

The Trust shall promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under Securities Laws arising as a result of such fact or change provided that the Trust shall not file any Amendment or other document without such being in form and substance satisfactory to the Underwriters and the Selling Unitholder, acting reasonably. The Trust, AltaGas and the Selling Unitholder (to the extent relating to any Selling Unitholder's Information) shall, in good faith, discuss with the Underwriters and the Selling Unitholder, as applicable, any fact or change (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is any doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 5 and, in any event, prior to making any filing referred to in this Section 5.

In addition, if, prior to the completion of the Distribution of the Offered Units, there is any change in any Securities Laws which results in the requirement to file an Amendment, the Trust shall, to the reasonable satisfaction of the Underwriters' counsel and the Selling Unitholder's counsel in the applicable jurisdictions, make any such filing required as soon as possible.

If a material change or a change in a material fact occurs prior to the Closing Date, then, subject to Section 18, the Closing Date shall be, unless the Selling Unitholder and the Underwriters otherwise agree in writing, the sixth Business Day following the later of:

(i) the date on which all applicable filings or other requirements of Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate MRRS decision documents obtained for such filings and notice of such filings have been received by the Underwriters; and

(ii) the date upon which the commercial copies of any Amendment have been delivered in accordance with Section 3(f),

provided, however, without the consent of the Underwriters, in no event shall the Closing Date be later than August 25, 2004.

6. <u>Representations and Warranties of the Trust, AltaGas and Operating Partnership</u>

The delivery to the Underwriters of the documents referred to in Sections 3(a), (b), (c), and (d) shall constitute the consent of the Trust, AltaGas and Operating Partnership to the use by the Underwriters and the Selling Firms of such documents in connection with the Distribution of the Offered Units in compliance with the provisions of this Agreement and shall constitute the joint representation and warranty to the Underwriters and the Selling Unitholder by each of the Trust, AltaGas and Operating Partnership that:

(a) such documents at the time of their signing or filing fully complied with the requirements of the Securities Laws pursuant to which they were filed and all the information and statements relating to the Trust and the Subsidiaries contained therein (except for Underwriters' Information and the Selling Unitholder's Information, and information or statements which are modified or superseded by information or statements contained in an Amendment) were, at the respective dates of delivery thereof, true and correct in all material respects, contained no misrepresentation and constituted full, true and plain disclosure of all material facts relating to the Offered Units as required by the Securities Laws;

(b) no material fact or information (except Underwriters' Information or Selling Unitholder's Information) has been omitted from such documents and no other fact or information (except Underwriters' Information or the Selling Unitholder's Information) has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made;

(c) the financial statements included in such documents or incorporated by reference therein present fairly in all material respects the financial position of the Trust or AltaGas, as applicable, as at the date indicated and, except as otherwise stated in such documents, such financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis;

(d) the pro forma financial statements, including the notes thereto, of the Trust incorporated by reference in the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust and AltaGas Services Inc., and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(e) the Arrangement was completed on the terms set forth in the Information Circular and all transactions included in the Arrangement have been consummated and all required filings in connection with the Arrangement have been made except for such filings which, if not completed, will not have a material adverse effect on the Trust and its Subsidiaries, taken as a whole; since the Effective Date (as defined in the Information Circular) there have been no amendments to any Material Agreements all of which agreements remain in full force and effect, unamended;

(f) the Trust has been properly created, settled and organized and is a validly existing trust under the laws of Alberta with all necessary power and authority to own and lease its properties and to conduct its business as described in the Final Prospectus

including, without limitation to perform its obligations under the Material Agreements to which it is a party;

(g) the Subsidiaries include the only subsidiaries of the Trust (as the term "subsidiary" is defined in the *Canada Business Corporations Act*) the total assets of which constitute more than 10% of the consolidated assets of the Trust or the total revenues of which constitute more than 10% of the consolidated revenues of the Trust in each case as of the date of the most recent audited financial statements of AltaGas incorporated by reference in the Prospectus;

(h) each Subsidiary and Trust Corp has been duly incorporated, or in the case of the non-corporate Subsidiaries, formed and organized and is validly existing as a subsisting corporation, partnership or trust under the laws of its jurisdiction of incorporation or formation, as the case may be, with all necessary power and authority to own and lease its properties and to conduct its business as described in the Final Prospectus including, without limitation to perform its obligations under the Material Agreements to which it is a party;

(i) each of the Subsidiaries and Trust Corp is qualified to carry on business under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the assets of the Trust in each jurisdiction where it carries on such activities;

(j) the Trust is the direct or indirect registered and beneficial owner of all of the issued and outstanding trust units, partnership units or interests, or common shares, as applicable, of the Subsidiaries (with the exception of the Class B limited partnership units of each of AltaGas LP #1 and AltaGas LP #2 as described in Sections 6(x) and 6(y)) and of a 50% interest in ASTC, with good and marketable title to all of such units, shares and interests, free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever, except as disclosed in the Final Prospectus;

(k) subject to applicable laws, none of the Trust or any Subsidiary is currently prohibited, directly or indirectly, from paying dividends, from making distributions on its capital stock, units or other interests or securities, or from paying any interest or repaying any loans, advances or other indebtedness of the Trust or such Subsidiary;

(l) the Trust is a "unit trust" and a "mutual fund trust" under the *Income Tax Act* (Canada) (the "**Tax Act**") and the Trust has conducted and at all times will conduct its affairs so as to qualify as a "unit trust" and a "mutual fund trust" under the Tax Act, including by limiting its activities to investing the property of the Trust in accordance with the Declaration of Trust and in any event in property in which a "mutual fund trust" is permitted by the Tax Act to invest, and the Trust will not carry on any other business;

(m) to the best of the Trust's and AltaGas' knowledge, as at July 21, 2004 less than 5.1% of the issued and outstanding Trust Units (3.8% on a diluted basis) were beneficially owned by "non-residents" (as defined in the Tax Act);

(n) the attributes and characteristics of the Offered Units to be sold at the Closing Time and, if applicable, the Additional Closing Time, will conform in all material respects to the attributes and characteristics thereof described in the Final Prospectus or any Amendment;

(o) except pursuant to this Agreement and as disclosed in the Final Prospectus or any Amendment, no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase, subscription or issuance of any of the unissued securities of the Trust or of any Subsidiary;

(p) the General Partner has the authority to enter into this Agreement on behalf of the Trust and AltaGas and to execute and deliver, on behalf of the Trust or a Subsidiary, as applicable, all other necessary documents in connection with the offering of the Offered Units, including the Prospectus and all necessary action has been taken by the General Partner to cause the execution and delivery of the Prospectus and the filing of such documents with the Securities Commissions;

(q) all authorizations, approvals and consents to be obtained by the Trust or any Subsidiary or Trust Corp. under applicable laws, or under any agreements or documents by which the Trust or such Subsidiary or Trust Corp is bound, for the execution and delivery of this Agreement, and the failure of which to obtain would have a material adverse impact on the Trust, have been obtained and are in full force, and this Agreement will be a legal, valid and binding agreement of the Trust and each of the Subsidiaries that is a party hereto enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity;

(r) assuming compliance by the Selling Unitholder with Sections 9(d) and (e), at the Closing Date, the Firm Units and, at the Additional Closing Date, the Over-Allotment Option Units will be duly and validly issued as fully paid and non-assessable;

(s) the presently outstanding Trust Units (and the Offered Units to be issued on retraction of the Exchangeable Securities as contemplated by Sections 9(d) and (e)) are listed and posted for trading on the Toronto Stock Exchange;

(t) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Offered Units by the Selling Unitholder in any Qualifying Jurisdictions except such as may be required under Securities Laws;

(u) the Trust is eligible in accordance with the provisions of National Instrument 44-101 of the Canadian securities regulatory authorities to file a short form prospectus in each of the Qualifying Jurisdictions;

(v) the Trust and each Subsidiary is current with all filings required to be made under the laws of all jurisdictions in which it exists or carries on any material business, is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction which it carries on business and has all necessary certificates, licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business, except where the absence of such power and authority or failure to make any filing or obtain any certificate, licence, lease, permit, authorization or other approval would not result in an adverse material change to the Trust and the Subsidiaries taken as a whole, and all such certificates, licenses, leases, permits, authorizations or other approvals are in full force and effect in accordance with their terms except where the failure to so maintain such certificates, licenses, leases, permits, authorizations or other approvals would not result in adverse material change;

(w) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units; as at the date hereof 39,059,324 Trust Units and 1 Special Voting Unit (representing, in aggregate, 12,242,117 votes) are issued and outstanding as fully paid and non-assessable units in the capital of the Trust; and, as at July 21, 2004 1,176,367 Trust Units are reserved for issuance on exercise of options granted pursuant to the Trust Unit Option Plan of the Trust, 3,376,108 Trust Units are reserved for issuance on exchange of Class B limited partnership units of AltaGas LP #1, 8,866,009 Trust Units are reserved for issuance on exchange of Class B limited partnership units of AltaGas LP #2, 3,921,954 Trust Units are reserved for issuance pursuant to the DRIP Plans and no other Trust Units or Special Voting Units of the Trust are reserved for issuance;

(x) the authorized capital of AltaGas LP #1 consists of the interest of the General Partner in such partnership and an unlimited number of Class A limited partnership units and an unlimited number of Class B limited partnership units; as at the date hereof 33,668,068 Class A limited partnership units are issued and outstanding and legally and beneficially held by AltaGas Holding Trust and 3,376,108 Class B limited partnership units are issued and outstanding and no other units of AltaGas LP #1 are reserved for issuance;

(y) the authorized capital of AltaGas LP #2 consists of the interest of the General Partner in such partnership and an unlimited number of Class A limited partnership units and an unlimited number of Class B limited partnership units; as at the date hereof 37,062,284 Class A limited partnership units are issued and outstanding and legally and beneficially held by AltaGas LP #1 and 8,866,009 Class B limited partnership units are issued and outstanding and no other units of AltaGas LP #2 are reserved for issuance;

(z) the Trust, each Subsidiary and Trust Corp is not (i) in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries taken as a whole, or (ii) in violation of the provisions of the Declaration of Trust, articles or resolutions or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust;

(aa) as at June 30, 2004, the principal amount outstanding under the Loan Agreement was $540 million which amount has not materially changed since that date and is payable to AltaGas LP #2 by AltaGas, and the aggregate principal amount of the Series 1 Notes is not less than $775 million which note is legally and beneficially held by the Trust and there are no other notes of any series outstanding pursuant to the Holding Trust Note Indenture;

(bb) except as disclosed in the Final Prospectus and any Amendment, the execution and delivery of this Agreement and the issue of Trust Units on retraction of the Exchangeable Securities as contemplated by Sections 9(d) and (e) (assuming compliance by the Selling Unitholder therewith), the sale and delivery of the Offered Units pursuant to this Agreement and the performance or the consummation of the transactions contemplated in this Agreement do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Trust, any Subsidiary or Trust Corp is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries, taken as a whole, or the ability of the Trust or any Subsidiary to perform their obligations contemplated by this Agreement, nor will such action conflict with or result in any violation of provisions of the resolutions, articles, by-laws or constating documents of the Trust, AltaGas or any other Subsidiaries or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries, taken as a whole or the ability of the Trust or any Subsidiary to perform their obligations contemplated by this Agreement;

(cc) except as disclosed in the Final Prospectus and any Amendment, there are no legal or governmental actions, suits, proceedings, investigations or inquiries or (to the knowledge of the Trust and AltaGas) pending, contemplated or threatened against or affecting the Trust or any Subsidiary at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, foreign or domestic, which materially adversely affect, or are reasonably likely to materially adversely affect, the business, affairs, business prospects, operations, assets or condition (financial or otherwise) of the Trust and the Subsidiaries, taken as a whole, or which adversely affect or are reasonably likely to adversely affect the Distribution of the Offered Units or the validity of any action taken or to be taken by the Trust or any Subsidiary pursuant to or in connection with this Agreement;

(dd) except as disclosed in the Final Prospectus and any Amendment, since December 31, 2003, the Trust or any Subsidiary has not incurred, assumed or suffered any liability or any tax liability (in either case, absolute, accrued, contingent or otherwise) or entered into any transaction which is or is reasonably expected to be material to the Trust and the Subsidiaries, taken as whole, and is not in the ordinary course of business;

(ee) except as disclosed in the Final Prospectus and any Amendment, since December 31, 2003, there has not been any material change or a change in material fact (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, affairs, business prospects, operation, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) or capital or ownership of the Trust and the Subsidiaries, taken as whole;

(ff) the Trust is a "reporting issuer" or has equivalent status in each of the Qualifying Jurisdictions within the meaning of Securities Laws;

(gg) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Trust Units or any other securities of the Trust or any Subsidiary has been issued or made by any Securities Commission or other applicable regulatory authority and is continuing in effect and no proceedings for that purpose to the best of the knowledge of the General Partner, have been instituted or are pending, contemplated or threatened by any such authority;

(hh) Computershare Trust Company of Canada at its principal offices in Calgary and Toronto has been duly appointed as the registrar and transfer agent for the Trust Units;

(ii) each of the agreements which are material agreements to the Trust and the Subsidiaries, taken as whole, including the Material Agreements, have been duly and validly executed and delivered by the Trust or the Subsidiary, constitutes a valid or binding obligation of the Trust or the Subsidiary enforceable against it in accordance with its terms, except as enforcement thereof may be limited by

bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever enforceable terms, may be limited by applicable law, is in good standing and, except as disclosed in the Final Prospectus and any Amendment, there has not been any default by or dispute with any party thereunder which might reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Trust and the Subsidiaries, taken as a whole;

(jj) the information and statements set forth in the Public Record were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements and the Trust is not in default of any material requirement of Securities Laws;

(kk) the records and minute books of the Trust and its Subsidiaries which have been made available to the Underwriters and counsel to the Underwriters for review contain, in all material respects, complete and accurate minutes of all relevant meetings held since organization and original signed copies of all resolutions duly passed or confirmed;

(ll) except as disclosed in the Final Prospectus and any Amendment, there are no outstanding claims, actions, suits, litigation, arbitration, investigations, proceedings or inquiries, whether or not purportedly on behalf of the Trust or any Subsidiary or, to the knowledge of the Trust or any Subsidiary, proposed or threatened in writing against the Trust or any Subsidiary which, if determined adversely to the Trust or any Subsidiary could have an adverse material affect on the Trust and the Subsidiaries, taken as a whole, their respective businesses, affairs, business prospects, operations, properties, liabilities or obligations (absolute, accrued, contingent or otherwise), capital or ownership, taken as a whole, or which may restrict or prohibit the ability of the Trust to perform its obligations hereunder;

(mm) the Trust and each Subsidiary have good and marketable title to all material property and assets free and clear of all liens and encumbrances and defects that would materially affect the value of such property and assets or materially interfere with the use made or to be made of such property and assets by them and, except as disclosed in the Prospectus and any Amendment, each Subsidiary holds all of their material leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or to be made of such property by them and each Subsidiary has not received notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Subsidiary to the continued possession of the leased or subleased properties; and except as set forth in the Final Prospectus and any Amendment, each Subsidiary owns or leases all such properties as are necessary

to its business as currently conducted; except in each case where such event might reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Trust and the Subsidiaries, taken as a whole;

(nn) except as disclosed in the Final Prospectus and any Amendment, the Trust and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Trust and each Subsidiary or their business, assets, employees, officers and directors are in full force and effect; the Trust and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Trust or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Trust and each Subsidiary have no reason to believe that they will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole;

(oo) except as disclosed in the Final Prospectus and any Amendment, (i) the Trust and the Subsidiaries are in compliance with Environmental Laws, (ii) the Subsidiaries have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) the Trust and the Subsidiaries have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(pp) in the ordinary course of the business of the Subsidiaries, such entities periodically review the effect of Environmental Laws on the business, operations and properties of the Subsidiaries, in the course of which they identify and evaluate associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); the Subsidiaries also conduct pre-acquisition investigations of new properties to identify potential violations of Environmental Laws, train

management personnel in the recognition of and proper response to incidents of non-compliance with Environmental Laws and establish procedures for communicating such incidents to its senior management. On the basis of such review, except as set forth in or contemplated in the Final Prospectus and any Amendment, neither the Trust nor any Subsidiary has concluded that such associated costs and liabilities would singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business; and

(qq) other than pursuant to this Agreement, neither the Trust nor any Subsidiary is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against it or the Underwriters for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Offered Units.

7. **Representations and Warranties of the Selling Unitholder**

The delivery to the Underwriters of the documents referred to in Sections 3(a), (b), (c) and (d) shall constitute the Selling Unitholder's consent to the use by the Underwriters and the Selling Firms of such documents in connection with the Distribution of the Offered Units in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and shall constitute the Selling Unitholder's representation and warranty to the Underwriters and the Trust that:

(a) the Selling Unitholder's Information was, at the respective dates of delivery thereof, true and correct in all material respects, contained no misrepresentation and constituted full, true and plain disclosure of all material facts relating to the Selling Unitholder as required by the Securities Laws in the Qualifying Jurisdictions;

(b) no material fact or information related to the Selling Unitholder's Information which is required to be disclosed pursuant to the Securities Laws of the Qualifying Jurisdictions has been omitted therefrom and no other fact or information related to the Selling Unitholder's Information has been omitted therefrom which is necessary to make the statements contained therein related to the Selling Unitholder's Information not misleading in light of the circumstances in which they were made;

(c) the Selling Unitholder has been duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all necessary corporate power, authority and qualifications to:

(i) execute and deliver this Agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby and by the Prospectus; and

(ii) own the Exchangeable Securities and Offered Units;

(d) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Selling Unitholder in connection with the exercise of the retraction right provided under the AltaGas LP #2 Limited Partnership Agreement in respect of such number of Exchangeable Securities as will, taken together with the Trust Units held by the Selling Unitholder, result in the Selling Unitholder holding beneficially and of record:

(i) at the Closing Time, a number of Trust Units equal to the number of Offered Units; and

(ii) at the Additional Closing Time, if any, a number of Trust Units equal to the number of Over-Allotment Option Units;

(e) the sale and delivery of the Offered Units has been duly authorized by the Selling Unitholder and the Selling Unitholder has fully complied with the terms and conditions of the Registration Rights Agreement and the Securityholder Agreement in connection with the Distribution of the Offered Units and the transactions contemplated by this Agreement;

(f) as at the date hereof, the Selling Unitholder owns, beneficially and as of record, 8,866,009 Exchangeable Securities of AltaGas LP #2 and 9,331,491 Trust Units;

(g) at the Closing Time, the Selling Unitholder will have good and marketable title to the Firm Units, free and clear of any pledge, lien, security interest, encumbrance, claim or equity and, at the Additional Closing Time, the Selling Unitholder will have good and marketable title to the Over-Allotment Option Units, free and clear of any pledge, lien, security interest, encumbrance, claim or equity and, upon delivery of the Offered Units against payment of the proceeds as contemplated herein, the Underwriters will receive from the Selling Unitholder good and marketable title to the Offered Units free and clear of any pledge, lien, security interest, encumbrances, claim or equity;

(h) the Selling Unitholder, in making its decision to sell the Offered Units, did not rely on any material information concerning the Trust and its Subsidiaries that, to its knowledge, is not publicly disclosed or will not be disclosed in the Prospectus;

(i) the transactions contemplated by this Agreement do not and will not result in a breach of, any of the provisions of:

(i) the Selling Unitholder's constating documents or by-laws or any applicable resolutions;

(ii) any agreement or instrument to which the Selling Unitholder is a party or by which it is bound; or

(iii) any laws or regulations applicable to the Selling Unitholder, its business, operations or assets,

except to the extent that such violation or such breach would not prevent it from completing the sale and delivery of the Offered Units, if applicable, to be sold and delivered by it as contemplated by this Agreement;

(j) all authorizations, approvals and consents to be obtained by the Selling Unitholder under applicable laws, or any agreements or documents by which it is bound, for the execution and delivery of this Agreement have been obtained and are in full force, and this Agreement is a legal, valid and binding agreement of the Selling Unitholder enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights, to general principles of equity and that rights to indemnity, contribution and waiver may be limited by applicable law;

(k) there are no actions, suits or proceedings before any court or governmental agency or body now pending, or to the knowledge of the Selling Unitholder, threatened, against or affecting the Selling Unitholder which adversely affect, or are reasonably likely to adversely affect the ability of the Selling Unitholder to consummate the transactions contemplated hereby;

(l) other than as disclosed in the Prospectus, no person, firm or corporation (except the Underwriters) has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase of any of the Exchangeable Securities or Offered Units owned by such Selling Unitholder; and

(m) none of the Selling Unitholder or any of its affiliates or any person acting on their behalf has sold, nor will offer or sell, any Offered Units except through the Underwriters pursuant to this Agreement.

8. <u>Covenants of the Trust, AltaGas and the Operating Partnership</u>

Each of the Trust, AltaGas and the Operating Partnership covenants to the Underwriters and the Selling Unitholder (except, in the case of the Selling Unitholder, as to Section 8(f)) that:

(a) the Trust and AltaGas will advise the Underwriters and the Selling Unitholder, promptly after receiving notice thereof, of the time when the Amended and Restated Preliminary Prospectus, the Final Prospectus and any Amendment has been filed and MRRS decision documents therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters and the Selling Unitholder of each such filing and copies of such MRRS decision documents;

(b) the Trust and AltaGas will advise the Underwriters and the Selling Unitholder, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any securities regulatory authority of any order suspending or preventing the use of the Amended and Restated Preliminary Prospectus, the Final Prospectus or any Amendment; (ii) the suspension of the qualification of the Offered Units in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any purposes listed in (i) or (ii) above; or (iv) any requests made by any securities regulatory authority for amending or supplementing the Amended and Restated Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order or suspension referred to in (i) and (ii) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c) the Trust and AltaGas shall, prior to the completion of the Distribution of the Offered Units in the Qualifying Jurisdictions, take or use their reasonable commercial efforts to cause to be taken all steps and proceedings that may be required under Securities Laws to qualify the Offered Units for sale to the public in the Qualifying Jurisdictions provided that such sale is conducted through registrants registered under the appropriate category of registration under Securities Laws and who have complied with the relevant provisions of Securities Laws;

(d) prior to the completion of the Distribution of the Offered Units in the Qualifying Jurisdictions, the Amended and Restated Preliminary Prospectus, the Final Prospectus and any Amendment will comply with the requirements of Securities Laws, will provide full, true and plain disclosure of all material facts relating to the Trust, its Subsidiaries and to the Offered Units to the extent required by Securities Laws and will not contain any misrepresentation (provided that the foregoing covenant of the Trust, AltaGas and Operating Partnership shall not apply to the Underwriters' Information, the Selling Unitholder's Information or facts or information which are modified by or superseded by facts or information contained in the Amended and Restated Preliminary Prospectus, the Final Prospectus or any Amendment);

(e) it shall take all necessary steps and complete all necessary actions required to be taken or completed by it in a timely fashion to facilitate the timely satisfaction of the obligations of the Selling Unitholder as set forth in Sections 9(d) and (e)); and

(f) the Trust and AltaGas shall not authorize or permit section 9 of the LOI (including by the terms of any purchase and sale agreement (the "**PremStar P&S**") negotiated in accordance with the LOI) to be amended so as to reduce or modify the escrow arrangements contemplated by section 9 of the LOI without the prior consent of the Co-Lead Underwriters.

9. Covenants of the Selling Unitholder

The Selling Unitholder covenants to the Underwriters and the Trust that:

(a) the Selling Unitholder will advise the Underwriters, promptly after obtaining knowledge thereof, of: (i) the issuance by any securities regulatory authority of any order suspending or preventing the use of the Amended and Restated Preliminary Prospectus, the Final Prospectus or any Amendment; (ii) the suspension of the qualification of the Offered Units in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any purposes listed in (i) or (ii) above; or (iv) any requests made by any securities regulatory authority for amending or supplementing the Amended and Restated Preliminary Prospectus or the Final Prospectus or for additional information;

(b) prior to the completion of the Distribution of the Offered Units in the Qualifying Jurisdictions the Selling Unitholder's Information will provide full, true and plain disclosure of all material facts relating to the Selling Unitholder to the extent required by Securities Laws and will not contain any misrepresentation;

(c) it shall deliver to the Underwriters and the Trust prior to the time of the filing by the Trust of the Amended and Restated Preliminary Prospectus, prior to the time of filing by the Trust of the Final Prospectus and prior to the time of filing by the Trust of any Amendment pursuant to Sections 3(a), (b) and (c), respectively, a letter acceptable in form and substance to the Underwriters and the Trust, acting reasonably, identifying and acknowledging the disclosure comprising the Selling Unitholder's Information for the purposes of the Amended and Restated Preliminary Prospectus, the Final Prospectus and any Amendment, respectively;

(d) it shall take all necessary steps and complete all necessary actions required to be taken or completed by it in the AltaGas LP #2 Limited Partnership Agreement or otherwise in a timely fashion such that not later than one Business Day prior to the Closing Date it shall become the legal and beneficial owner of the Firm Units pursuant to the due and timely retraction of a sufficient number of Exchangeable Securities as will, taken together with the Trust Units held by the Selling Unitholder, result in the Selling Unitholder holding beneficially and of record at the Closing Time a number of Trust Units equal to the number of Firm Units; and

(e) it shall take all necessary steps and complete all necessary actions required to be taken or completed by it in the AltaGas LP #2 Limited Partnership Agreement or otherwise in a timely fashion such that not later than one Business Day prior to the Additional Closing Date, it shall become the legal and beneficial owner of the Over-Allotment Option Units, if any, pursuant to the due and timely retraction of a sufficient number of Exchangeable Securities as will, taken together with the Trust Units held by the Selling Unitholder, result in the Selling Unitholder

holding beneficially and of record at the Additional Closing Time a number of Trust Units equal to the number of Over-Allotment Option Units.

10. Covenant of the Underwriters

Each of the Underwriters covenants to the Trust that it and each Selling Firm which it utilizes or engages in connection with the Distribution of the Offered Units will not knowingly sell to any person and its affiliates and persons acting jointly and in concert with such person and its affiliates, greater than 5,247,780 Offered Units.

11. Closing

The purchase by the Underwriters of the Firm Units under this Agreement shall take place at the offices of Stikeman Elliott LLP, Calgary, Alberta at 6:30 a.m. (Calgary time) (the "**Closing Time**") on August 10, 2004 or at such other date and time as may be agreed upon in writing and as such date may be extended pursuant to Sections 5 or 19 (the "**Closing Date**"), but in any event no later than August 25, 2004.

The purchase and sale of any Over-Allotment Option Units will occur at the place and time (the "**Additional Closing Time**") and on the date (the "**Additional Closing Date**") specified in the written notice to the Trust and the Selling Unitholder given by the Co-Lead Underwriters, on behalf of the Underwriters, in connection with the exercise of the Over-Allotment Option, which date will not be earlier than the Closing Date or the second Business day after the giving of the notice or later than the fifth Business Day after the giving of the notice (and which closing, for greater certainty, may occur on a date that is more than 30 days after the Closing Date).

12. Closing Conditions

The obligations of the Underwriters and of the Selling Unitholder under this Agreement are conditional upon and subject to the following conditions being fulfilled at or prior to the Closing Time, which conditions may be waived in writing in whole or in part by: i) the Underwriters as regards and solely to the extent of any conditions for the benefit of the Underwriters, and ii) the Selling Unitholder as regards and solely to the extent of any conditions for the benefit of the Selling Unitholder:

(a) the Underwriters shall have received from the Selling Unitholder at the Closing Time one or more definitive certificates representing in aggregate the Firm Units registered in such name or names as the Co-Lead Underwriters shall notify the Trust and the Selling Unitholder in writing not less than 24 hours prior to the Closing Time against delivery of the Purchase Price, net of the Underwriting Fee, by bank draft or wire transfer payable to or to the order of the Selling Unitholder;

(b) the Underwriters and the Selling Unitholder shall have received at the Closing Time a certificate dated as of the Closing Date and signed on behalf of the Trust by the Chairman and Chief Executive Officer and Chief Financial Officer of the

General Partner, on behalf of the Trust, and of AltaGas, or such other persons as may be agreed upon by the Underwriters and the Selling Unitholder, acting reasonably, certifying (in their capacity as officers of the General Partner, or AltaGas, as the case may be, and not in their personal capacity) that to the knowledge, information and belief of such persons, after having made or caused to be made reasonable inquiries and having carefully examined the Final Prospectus and any Amendment and except as may be disclosed in the Final Prospectus or any Amendment:

(i) no order, ruling or determination having the effect of ceasing or suspending trading in the Trust Units has been issued and, to the knowledge of such persons, no proceedings for such purposes are pending or threatened;

(ii) since the date of the Final Prospectus, there has been no material change, occurrence or development as contemplated by Section 5 (other than a change, occurrence or development related to the Underwriters) and the Trust has complied fully with the provision of Section 5;

(iii) the representations and warranties of the Trust, AltaGas and Operating Partnership herein are true and correct in all material respects at the Closing Time as if made as at such time (and, with respect to the representations and warranties contemplated by Section 6(a) and (b), as if the Prospectus was delivered to the Underwriters at the Closing Time);

(iv) each of the Trust, AltaGas and Operating Partnership has complied in all material respects with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by it except to the extent that the same have been waived by the Underwriters in writing pursuant hereto; and

(v) as to such other matters as the Underwriters and the Selling Unitholder may reasonably request;

(c) the Underwriters and the Trust shall have received at the Closing Time a certificate dated as of the Closing Date and signed on behalf of the Selling Unitholder by any two of its officers satisfactory to the Underwriters and the Trust, acting reasonably, certifying (in their capacity as officers of the Selling Unitholder and not in their personal capacity) that to the knowledge, information and belief of such persons, after having made or caused to be made reasonable inquiries:

(i) no order, ruling or determination having the effect of ceasing or suspending trading in the Offered Units or prohibiting the purchase and sale of the Offered Units has been issued and, to the knowledge of such person, no proceedings for such purposes are pending or threatened;

(ii) the Selling Unitholder's representations and warranties herein are true and correct in all material respects at the Closing Time as if made as at such time (and, with respect to the representations and warranties contemplated by Section 7(a) and (b), as if the Prospectus was delivered to the Underwriters at the Closing Time);

(iii) the Selling Unitholder has complied in all material respects with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by it on or before the Closing Time except to the extent that the same have been waived by the Underwriters in writing pursuant hereto; and

(iv) as to such other matters as the Underwriters and the Trust may reasonably request;

(d) the representations and warranties of the Trust, AltaGas, Operating Partnership and the Selling Unitholder contained in this Agreement will be true at and as of the Closing Time as if such representations and warranties were made at and as of such time and all agreements, covenants and conditions required by this Agreement to be performed or complied with by the Trust, AltaGas, Operating Partnership and the Selling Unitholder will have been complied with prior to that time;

(e) the Underwriters and the Selling Unitholder shall have received at the Closing Time a favourable legal opinion dated the Closing Date and addressed to the Underwriters and the Selling Unitholder and their respective counsel, from counsel to the Trust and AltaGas with respect to:

(i) the Trust, each Subsidiary and Trust Corp. being duly incorporated or formed and validly existing and the Trustee being duly appointed as the Trustee of the Trust and Trust Corp. being duly appointed as the trustee of AltaGas Holding Trust;

(ii) each of the Subsidiaries is qualified to carry on business under the laws of each jurisdiction in which it carries on business, except to the extent that the failure to be so qualified does not have a material adverse impact on the business and affairs of the Trust and its Subsidiaries taken as a whole;

(iii) the due registration of ASTC Power Partnership under the *Partnership Act* (Alberta);

(iv) in reliance in part on a certificate of Computershare Trust Company of Canada, as transfer agent for the Trust Units and the Exchangeable Securities and in part on an officer's certificate, as to the authorized capital of the Trust, the number of Trust Units issued and outstanding, the number of Special Voting Units issued and outstanding and the number of units of

AltaGas LP #1 and AltaGas LP #2 issued and outstanding at the close of business on the day prior to the Closing Date;

(v) all necessary actions having been taken by the Trust to authorize the signing and delivery by the Trust of the Final Prospectus and any Amendment;

(vi) the Firm Units having been validly authorized and issued and outstanding as fully paid Trust Units;

(vii) in reliance on the conditional listing letter of the TSX dated March 12, 2004 and such other letter of the TSX confirming satisfaction of all listing conditions, the approval of the TSX of the listing of the Firm Units and the Over-Allotment Option Units;

(viii) no consent, approval, authorization or order of or filing with any Canadian federal or provincial court or public, governmental or regulatory agency or body being required to be made or obtained by the Trust or any Subsidiary for the execution, delivery and performance by the Trust and the relevant Subsidiaries of this Agreement or for the consummation of the transactions contemplated hereby, except for such as have been made or obtained under Securities Laws;

(ix) each of the Trust and the Subsidiaries having all requisite corporate or equivalent power and authority to own, lease and operate its property and assets and to carry on its business as described in the Prospectus and to execute, deliver and perform its obligations under the Material Agreements to which it is a party;

(x) the conformity of the Trust Units and the Exchangeable Securities to the descriptions thereof in the Final Prospectus;

(xi) the due execution and delivery by the Trust and of each Subsidiary a party thereto of each of the Material Agreements and the legality, validity and enforceability of the Material Agreements against the Trust and each Subsidiary a party thereto (subject to usual qualifications);

(xii) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and the Prospectus and the sale of the Offered Units at the Closing Time not resulting in a breach of, and not creating a state of facts which, after notice or lapse of time, or both, results in a breach of, or a conflict with or a default under (a) any of the terms, conditions or provisions of the Declaration of Trust, the articles, by-laws or resolutions of the Unitholders, partners or shareholders of the Trust and the Subsidiaries, as applicable, (b) any laws of Canada or the Province of Alberta, or (c) to the

knowledge of such counsel, any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Trust or any Subsidiary is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries taken as a whole;

(xiii) the issuance to the Selling Unitholder of any Offered Units on exercise of the retraction right provided under the AltaGas LP #2 Limited Partnership Agreement is exempt from the prospectus and registration requirements of Securities Laws and no document is required to be filed, proceeding taken or approval, permit, consent, order or authorization obtained from the Securities Commissions in the Selling Jurisdictions to permit such issuance of the Offered Units;

(xiv) the form and terms of the certificate for the Trust Units having been approved and adopted by the Trustee on behalf of the Trust, and the compliance of such form with all legal requirements and the Declaration of Trust;

(xv) the appointment as transfer agent and registrar for the Trust Units of the Trustee at its principal offices in the Cities of Calgary and Toronto;

(xvi) the confirmation of the accuracy and completeness of the sections in the Final Prospectus entitled "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment";

(xvii) the status of the Trust as a reporting issuer in good standing under the Securities Laws; and

(xviii) as to such other matters as the Underwriters or counsel to the Underwriters may reasonably request;

(f) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date and addressed to the Underwriters and their counsel, from counsel to the Selling Unitholder with respect to:

(i) the Selling Unitholder being duly incorporated and validly existing;

(ii) no consent, approval, authorization or order of or filing with any Canadian federal or provincial court or public, governmental or regulatory agency or body being required to be made or obtained by the Selling Unitholder for the execution, delivery and performance by the Selling Unitholder of this Agreement or for the consummation of the transactions contemplated

hereby, except for such as have been made or obtained under applicable Canadian securities laws;

(iii) the power and capacity of such Selling Unitholder to enter into and perform this Agreement and the authorization, execution, delivery and enforceability of this Agreement by and against such Selling Unitholder, except as rights to indemnity and waiver of contribution thereunder may be limited by applicable law, and subject to bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors rights and to the award of specific performance being in the discretion of a court of competent jurisdiction and other typical qualifications;

(iv) the execution and delivery of this Agreement and the fulfilment of the terms of this Agreement by the Selling Unitholder do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles, by-laws, or other constating documents or resolutions of the securityholders, or directors, of the Selling Unitholder or any laws of Canada or the Province of Alberta;

(v) as to such other matters as the Underwriters or as counsel to the Underwriters may reasonably request;

(g) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date of counsel to the Underwriters as to such matters relating to the offering of the Offered Units as the Underwriters may reasonably require, it being understood that counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the provinces of Alberta or Canada and counsel to the Underwriters may rely on the opinions of counsel to the Trust and AltaGas as to matters which relate specifically to the Trust and the Subsidiaries and may rely on the opinions of counsel to the Selling Unitholder as to matters which relate specifically to the Selling Unitholder;

(h) each of the Trust, AltaGas, Operating Partnership and the Selling Unitholder shall have complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time;

(i) AltaGas, or its predecessor (if applicable), shall not be or be deemed not to be a reporting issuer or the equivalent thereof not in good standing and shall not be in default of any Securities Laws in the Qualifying Jurisdictions at the Closing Time if in the opinion of the Underwriters, acting reasonably, such failure to be in good

standing or such default could have a material adverse effect on the Trust or the offering of Offered Units;

(j) the Underwriters shall have received at the Closing Time a comfort letter from the auditors of the Trust dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in any comfort letter referred to in Section 3(e) forward to the Closing Time, provided that such comfort letter shall be based on a review by the auditors having a cut-off date not more than two Business Days prior to the Closing Time;

(k) the Underwriters shall have received at the Closing Time an opinion of the Trust's counsel dated the Closing Date and acceptable in form and substance to the Underwriters' counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language;

(l) a receipt dated August 3, 2004 for the Final Prospectus shall have been issued by the ASC in its capacity as the principal regulator in accordance with the MRRS; and

(m) evidence satisfactory to the Underwriters that the distribution expected to be payable to Unitholders of record on or about August 25, 2004 will be paid on the Firm Units and, if the Additional Closing Time occurs on or prior to August 25, 2004, on the Over-Allotment Option Units.

If and when the Over-Allotment Option is exercised from time to time and as to all or any portion of the Over-Allotment Option Units, a definitive certificate or certificates for such Over-Allotment Option Units, and payment therefor, shall be delivered at the Additional Closing Time in the manner set forth in Section 12(a) above and upon the terms and conditions set forth above in Section 12(a) to (l) inclusive, except that references in Section 12 to the Closing Date and the Closing Time shall be deemed, for the purposes of this paragraph, to refer to the Additional Closing Date and the Additional Closing Time, respectively, and references in such Section to the Firm Units shall be deemed, for the purposes of this paragraph, to refer to the Over-Allotment Option Units being purchased by the Underwriters at such time.

Whether or not specifically contemplated in this Agreement, all provisions of this Agreement shall apply in the same manner and on the terms and conditions in respect of the purchase of any Over-Allotment Option Units as would apply to the purchase of the Firm Units, and any steps to be taken or conditions to be satisfied in order to complete the sale of the Firm Units shall apply equally in order to complete the sale of any Over-Allotment Option Units.

13. Indemnity

(a) Each of the Trust, AltaGas and Operating Partnership covenants and agrees that it shall (subject to Sections 13(f) and 16) protect and indemnify the Underwriters

and their respective shareholders, directors, officers, partners, employees and agents (the "**Indemnified Parties**") from and against all losses (other than loss of profit and consequential damages in connection with the Distribution of the Offered Units), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

(i) any breach of or default under any representation, warranty, covenant or agreement made by the Trust, AltaGas or Operating Partnership in this Agreement or any other document to be delivered pursuant hereto;

(ii) any information or statement (except any Underwriters' Information or Selling Unitholder's Information) contained in the Prospectus, or any Amendment or any document incorporated by reference in such Prospectus or Amendment being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state therein any fact or information (except Underwriters' Information or Selling Unitholder's Information) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(iii) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters' Information or the Selling Unitholder's Information) in the Prospectus or any Amendment or any document incorporated by reference in such Prospectus or Amendment (except any document or material delivered or filed by the Underwriters or any of them or the Selling Unitholder) preventing or restricting the trading in, the sale or Distribution of the Offered Units in any of the Qualifying Jurisdictions: or

(iv) the Trust or AltaGas not complying with any requirement of any Securities Laws or the U.S. Securities Laws in connection with the transactions contemplated hereby.

(b) The Selling Unitholder covenants and agrees that it shall (subject to Sections 13(f) and 16) protect and indemnify the Indemnified Parties from and against all losses (other than loss of profit and consequential damages in connection with the Distribution of the Offered Units), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

(i) any breach of or default under any representation, warranty, covenant or agreement made by the Selling Unitholder in this Agreement or any other document to be delivered pursuant hereto;

(ii) the Selling Unitholder's Information contained in the Prospectus or any Amendment being or being alleged to be a misrepresentation (as defined by applicable securities laws) or untrue or any omission or alleged omission to state therein any fact or information required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(iii) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as defined by applicable securities laws) or alleged untrue statement, omission or misrepresentation in the Selling Unitholder's Information contained in the Prospectus or any Amendment preventing or restricting the trading in, the sale or Distribution of the Offered Units in any of the Qualifying Jurisdictions; or

(iv) the Selling Unitholder not complying with any requirement of any Securities Laws or the U.S. Securities Laws in connection with the transactions contemplated hereby.

In this Agreement, "**Indemnifying Parties**" means, for the purposes of Section 13(a) the Trust, AltaGas and Operating Partnership and, for the purposes of Section 13(b) the Selling Unitholder, as may be applicable.

(c) Notification of Claims. If any claim contemplated by this Section 13 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 13 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall give notice to the Indemnifying Parties as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall not affect the Indemnifying Parties' liability and provided further that any failure to so notify in respect of any actual claim shall affect the Indemnifying Parties' liability under this Section 13 only to the extent that they are materially prejudiced by such failure).

(d) Retaining Counsel. The applicable Indemnifying Parties shall, subject as hereinafter provided, be entitled (but not required) to assume conduct of any negotiations, defence or settlement on behalf of the Indemnified Party of any such claim or any suit brought to enforce such claim; provided that the conduct of any negotiations, defence or settlement shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by any of the Indemnifying Parties without the prior written consent of all parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to retain separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i) the applicable Indemnifying Parties fail to assume the defence of such suit on behalf of the Indemnified Party within seven Business Days of receiving notice of such suit;

(ii) the employment of such counsel has been authorized by the applicable Indemnifying Parties; or

(iii) the named parties to any such suit (including any added or third parties) include both the Indemnified Party and the applicable Indemnifying Parties and the Indemnified Party shall have been advised by counsel that the representation of both parties by the same counsel would be inappropriate due to the actual differing interests between them or there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the applicable Indemnifying Parties;

(in the case of each of (d)(i), (ii) and (iii) the applicable Indemnifying Parties shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of one firm of separate counsel acceptable to the applicable Indemnifying Parties, acting reasonably, for all Indemnified Parties and, in addition, one firm of local counsel acceptable to the applicable Indemnifying Parties, acting reasonably, in each applicable jurisdiction).

(e) Right of Indemnity in Favour of Others. It is the intention of the Indemnifying Parties to constitute each Underwriter as the trustee for the respective Underwriters' directors, shareholders, officers, employees and agents of the covenants of the Indemnifying Parties under this Section 13 with respect to such Underwriter's directors, shareholders, officers, employees and agents and each Underwriter agrees to accept such trust and hold and enforce such covenants on behalf of such persons.

(f) Indemnity not Available. Notwithstanding the provisions of this Section 13, the foregoing rights of indemnity shall not enure to an Indemnified Party if the Indemnifying Parties have complied with the provisions of Section 5 and the claim for indemnification relates to a person asserting a claim in respect of an alleged untrue statement in or alleged omission from the Final Prospectus, or any Amendment thereto, and such person was not provided with a copy of the document which corrects such alleged untrue statement or alleged omission and which is required, under applicable law, to be sent or delivered to such person by such Indemnified Party.

(g) Effect of other Indemnities. The terms of Section 14 and Section 15 shall not modify or affect in any way the rights of the Indemnified Parties as set forth in this Section 13 or as set forth in Section 16, and Sections 14 and Section 15 are

solely binding upon and affect the Trust, AltaGas, the Operating Partnership and the Selling Unitholder hereunder.

14. Indemnification by the Trust

The Trust covenants and agrees that it shall indemnify and hold harmless the Selling Unitholder against any losses, claims, damages or liabilities, joint or several, to which the Selling Unitholder may become subject under the Securities Laws and the U.S. Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a misrepresentation or an alleged misrepresentation contained in the Prospectus (except in respect of misrepresentations based on Underwriters' Information or Selling Unitholder's Information) and will reimburse the Selling Unitholder for any legal or other expenses reasonably incurred by the Selling Unitholder in connection with investigating or defending any such action or claim as such expenses are incurred.

15. Indemnification by the Selling Unitholder

The Selling Unitholder covenants and agrees that it shall: (i) indemnify and hold harmless the Trust against any losses, claims, damages or liabilities to which the Trust may become subject under the Securities Laws and the U.S. Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a misrepresentation or an alleged misrepresentation contained in the Prospectus, but only to the extent that such misrepresentation or alleged misrepresentation was made in reliance upon and in conformity with the Selling Unitholder's Information; and (ii) reimburse the Trust for any legal or other expenses reasonably incurred by the Trust in connection with investigating or defending any such action or claim as such expenses are incurred, provided that the Selling Unitholder shall not be liable to the Trust under this Section 15 for any amounts in excess of the amount of the proceeds to be received by the Selling Unitholder from the sale of the Offered Units, as reduced by any damages, penalties or other amounts that the Selling Unitholder is or was otherwise required to pay by reason of such misrepresentation or alleged misrepresentation.

16. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 13 would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Indemnifying Parties shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits and consequential damages) of the nature contemplated in Section 13 (including legal fees and disbursements) and suffered or incurred by the Indemnified Parties in such proportions so that the Indemnified Parties are responsible for that portion thereof as is represented by the percentage that the total Underwriting Fee payable by the Selling

Unitholder bears to the total gross proceeds to the Selling Unitholder of the sale of the Offered Units (including the Underwriting Fee), both as determined pursuant to the provisions hereof, and the Indemnifying Parties shall be responsible for the balance whether or not they have been sued or sued separately; provided that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of such total Underwriting Fee or any portion thereof actually received; and provided further that the Trust shall not be liable to contribute unless the claim is in relation to a matter referred to in Section 13(a); and provided further that the Selling Unitholder shall not be liable to contribute unless the claim is in relation to a matter referred to in Section 13(b).

The rights to contribution provided in this Section 16 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law. If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Indemnifying Parties notice thereof in writing, but failure to so notify shall not relieve the Indemnifying Parties of any obligation which they may have to the Indemnified Party under this Section 16, except to the extent that they are materially prejudiced by such failure, and the right of the applicable Indemnifying Parties to assume the defence of such Indemnified Party shall apply as set out in Section 13, with necessary changes in detail.

The Indemnifying Parties further agree not to claim contribution from the Indemnified Parties in the event of any action brought against the Indemnifying Parties as a result of any information, statement or omission referred to in Section 13(a)(ii) (except any information or statement or omission relating to the Underwriters or any of them).

17. <u>Expenses of the Offering</u>

Whether or not the transactions herein contemplated shall be completed and except as provided below, all expenses of or incidental to the sale of the Offered Units shall be borne by the Selling Unitholder, including, without limitation, expenses payable in connection with the qualification of the Offered Units, the reasonable fees and expenses of counsel and auditors to the Trust, all marketing expenses including printing of marketing materials (including the confidential information memorandum) and road show expenses, and all costs incurred in connection with the preparation, translation, printing and delivery of the Prospectus and any Amendment (including commercial copies thereof). The fees and expenses of counsel for the Selling Unitholder shall be borne by the Selling Unitholder. The fees and expenses of counsel for the Underwriters and the out-of-pocket expenses of the Underwriters shall be borne by the Selling Unitholder. Notwithstanding the foregoing, in the event that a receipt for the Final Prospectus is not obtained in the manner as contemplated hereby directly as a result of any act or omission of the Trust inconsistent with its obligations hereunder, or a cease trading or stop order is issued (except as a result of any inquiry, investigation or other proceeding, or any order, based upon the activities or alleged activities of the Selling Unitholder, the Underwriters or the Selling Firms), the Trust shall assume and pay all of the expenses of, or incidental to, the sale of the Offered Units set forth herein.

18. Termination

In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel the Underwriter's obligations under this Agreement:

(a) if any inquiry, action, suit, investigation or other proceeding whether formal or informal is announced, threatened or commenced or any order is issued under or pursuant to any statute, or otherwise (except for any inquiry, investigation or other proceeding, or any order, based upon the activities or alleged activities of the Underwriters or the Selling Firms); or any law or regulation is promulgated, changed or announced; or any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof occurs or is announced or threatened which, in the opinion of the Underwriter, acting reasonably, operates to prevent or restrict the trading in the Offered Units or the completion of the offering of Offered Units or would be expected to have a material adverse effect on the market price or value of the Trust Units, by giving the Trust and the Selling Unitholder written notice to that effect at any time prior to the Closing Time;

(b) if, prior to the Closing Time, there shall occur any change, occurrence or development as is contemplated in Section 5 (other than a change, occurrence or development related to the Underwriter), which in the Underwriter's opinion could be reasonably expected to have a material adverse effect on the market price or value of the Offered Units, by giving the Trust and the Selling Unitholder written notice to that effect prior to Closing Time;

(c) if, prior to the Closing Time, there should develop, occur or come into effect any occurrence of national or international consequence or any action, government law or regulation or inquiry which in the Underwriter's opinion seriously adversely affects, or may seriously adversely affect, the financial markets or the business of the Trust in each case taken as a whole, by giving the Trust and the Selling Unitholder written notice to that effect prior to the Closing Time; or

(d) the Trust, AltaGas, Operating Partnership or the Selling Unitholder shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this Agreement, in any material respect.

If any Underwriter terminates its obligations hereunder pursuant to this Section 18, the liability of the Trust, AltaGas, Operating Partnership and the Selling Unitholder hereunder to the Underwriter, if any, and the liability of the Underwriter hereunder to the Trust, AltaGas, Operating Partnership and Selling Unitholder, if any, shall be limited to the respective obligations of such parties under Sections 13, 16 and 17.

19. Underwriting Percentages

(a) The Underwriters' obligation to purchase the Firm Units at the Closing Time (and the Over-Allotment Option Units, if any, at the Additional Closing Time) shall be several and not joint, and the Underwriters' respective obligations in this respect shall be as to the percentages set forth in Schedule A of the aggregate amount of Firm Units to be purchased at the Closing Time (or the Over-Allotment Option Units, if any, at the Additional Closing Time).

(b) If one or more of the Underwriters shall fail or refuse to purchase its or their applicable percentages set forth in Schedule A of the aggregate amount of the Firm Units at the Closing Time and the number of such Firm Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 7% of the aggregate number of Firm Units to be purchased at the Closing Time, the non-defaulting Underwriters shall be obligated severally, in the proportions that the respective percentage set forth in Schedule A opposite their name bears to the aggregate of the percentages set forth opposite the names of all such non-defaulting Underwriters, to purchase the Firm Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase at such time.

(c) If any one or more of the Underwriters shall not purchase its applicable percentage of the Firm Units at the Closing Time and the number of such Firm Units which such defaulting Underwriters or Underwriters agreed but failed or refused to purchase is more than 7% of the aggregate number Firm Units to be purchased at such time, then the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Firm Units which would otherwise have been purchased by such defaulting Underwriters; the non-defaulting Underwriters exercising such right shall purchase such Firm Units pro rata to their respective percentages as set forth in Section 19(b) or in such other proportions as they may otherwise agree. If such right is exercised, either the non-defaulting Underwriters or the Selling Unitholder shall have the right to postpone the Closing Date for such period, not exceeding five Business Days in order that the required changes, if any, in the Final Prospectus or in any other documents or arrangements may be effected. If such right is not exercised, the other Underwriters not in default shall be relieved of all obligations to the Selling Unitholder under this Agreement upon submission to the Selling Unitholder of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time. Nothing in this Section 19 shall oblige the Selling Unitholder to sell to any or all of the Underwriters less than all of the aggregate amount of the Firm Units or shall relieve any of the Underwriters in default hereunder from liability to the Trust and the Selling Unitholder.

20. Black-out Period

Each of the Trust and the Selling Unitholder (on behalf of itself and its affiliates) hereby agrees that without the prior consent of the Co-Lead Underwriters, which consent shall not be unreasonably withheld, it will not, in the case of the Trust during the period ending 60 days after the date of this Agreement and, in the case of the Selling Unitholder during the period ending 90 days after the Closing Date, (i) offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Trust Units or Special Voting Units of the Trust or any securities convertible into or exercisable or exchangeable for such units (and will not permit any Subsidiary, including AltaGas LP #1 or AltaGas LP #2 to undertake any of the aforementioned transactions) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such units, or such other securities, in cash or otherwise, provided that this Section 20 shall not restrict the grant of options, or the issue of Trust Units on exercise of options granted, pursuant to the Trust Unit Option Plan of AltaGas, Trust Units issued on exchange of Class B limited partnership units of AltaGas LP #1, Trust Units issued on exchange of Class B limited partnership units of AltaGas LP #2, Trust Units issued pursuant to the mid-term incentive plan of AltaGas and Trust Units issued pursuant to the DRIP Plans and the issuance of the PremStar Trust Units pursuant to the LOI or the PremStar P&S, subject to and in accordance with Section 8(f) of this Agreement.

21. Termination/Waiver

All material terms and conditions of this offer shall be construed as conditions, and any breach or failure to comply with any material terms or conditions shall entitle the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriters' obligations to purchase the Offered Units by giving written notice to that effect to the Trust and the Selling Unitholder prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriters' rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on such Underwriters any such waiver or extension must be in writing.

22. Contracts of the Trust

The parties hereto acknowledge that the General Partner is entering into this Agreement solely on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the General Partner or any of the Unitholders of the Trust and that any recourse against the Trust, the General Partner or any Unitholder in any manner in respect of indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, including

without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated.

23. Distributions

The Selling Unitholder agrees that it is a material term of this Agreement and the determination of the purchase price of the Offered Units that the distribution of $0.15 per Trust Unit expected to be paid to Unitholders of record on August 25, 2004 be paid on Firm Units and, if the Additional Closing Date occurs on or prior to August 25, 2004, the Over-Allotment Option Units. Accordingly, the Selling Unitholder agrees that if for any reason the conditions referred to in Section 12 are not satisfied (other than as a result of the Closing Date or the Additional Closing Date (if it was otherwise scheduled to occur on or prior to August 25, 2004), as the case may be, not occurring before August 25, 2004 as a result of a default by the Underwriters hereunder), the Selling Unitholder shall, at the Underwriters' election, reduce the purchase price for the Firm Units and, if the Additional Closing Date was scheduled to occur on or prior to August 25, 2004, the Over-Allotment Option Units, by $0.15 per Offered Unit (and the amount of any other distribution declared after the date hereof and before the Closing Time) and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding ten Business Days, in order that the required changes in the Prospectus and in any other document or arrangements may be effected.

24. Survival

The representations, warranties, obligations and agreements of the Trust, AltaGas, Operating Partnership and the Selling Unitholder contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect for a period of three years from the Closing Date notwithstanding any subsequent disposition by the Underwriters of the Offered Units, but where expressly limited to a particular date shall continue to speak only as of such date, and the Underwriters shall be entitled to rely on the representations and warranties of the Trust, AltaGas and Operating Partnership contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

25. Notices

Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Trust, AltaGas or Operating Partnership, 1700, 355 - 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Attention: Dennis Dawson, Vice-President, General Counsel and Corporate Secretary, facsimile (403) 691-7576; in the case of the Selling Unitholder to: 3000, 425-1st Street S.W., Calgary, Alberta, T2P 3L8, Attention: Blaine Melnyk, Corporate Secretary and Associate General Counsel, facsimile (403) 231-5929; in the case of the Underwriters to: Scotia Capital Inc., 700-2nd Street S.W.,

Calgary, Alberta, T2P 2N7, Attention: Mark Herman, Managing Director, facsimile: (403) 298-4099, and to CIBC World Markets Inc., 9th Floor, 855-2nd Street S.W., Calgary, Alberta, T2P 4J7, Attention: Brett Gellner, Executive Director, facsimile (403) 260-0524, and to RBC Dominion Securities Inc., 1100, Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Timothy W. Watson, facsimile (403) 299-6901, and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties. The parties and each of them may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (if such day is a Business Day and, if not, on the next Business Day following the sending thereof) and, if given by courier service, on the next Business Day following the sending thereof.

26. Time

Time shall be of the essence in this Agreement.

27. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable therein, and the courts of the Province of Alberta shall have exclusive jurisdiction over any dispute hereunder.

28. Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the courts of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the address of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

29. Over-Allotment/Stabilization

In connection with the Distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Units at levels other then those which might otherwise prevail in the open market, but in each case

only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

30. **Severability**

If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to impair or affect the validity of any other provision of this Agreement, and such void or unenforceable provision shall be severable from this Agreement.

31. **Entire Agreement**

This Agreement, and as between the Trust and the Selling Unitholder only, the Registration Rights Agreement, constitutes the entire agreement among the Trust, AltaGas, Operating Partnership, Selling Unitholder and the Underwriters in connection with the offering of the Offered Units and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.

32. **Counterparts/Facsimile Signatures**

This Agreement may be executed in one or more counterparts together constituting one original document which shall be effective as of the date hereof. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

33. **Authority of Co-Lead Underwriters**

The Co-Lead Underwriters are hereby authorized by each of the other Underwriters to act on its behalf and the Trust, AltaGas, Operating Partnership and the Selling Unitholder shall be entitled to and shall act on any notice given in accordance with Section 25 or any agreement entered into by or on behalf of the Underwriters by the Co-Lead Underwriters, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 13 which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 18, which notice may be given by any of the Underwriters, any exercise of the rights of the Underwriters, under Section 19, which shall be exercised by all the non-defaulting Underwriters, or any waiver pursuant to Section 21, which waiver must be signed by all of the Underwriters.

34. **United States Selling Restrictions**

The Trust, AltaGas, the Operating Partnership and the Underwriters acknowledge that the attached Schedule B is incorporated into and forms part of this Agreement. The

Underwriters agree that any offer or sale of the Offered Units in the United States or to U.S. persons will be made in accordance with Schedule B. The Trust, AltaGas, the Operating Partnership and the Underwriters make the representations, warranties and covenants attributable to them as set forth in Schedule B.

If the foregoing accurately reflects our agreement, please confirm this by signing the enclosed copies of this letter at the place indicated and returning the same to the Co-Lead Underwriters, on behalf of the Underwriters.

Yours very truly,

SCOTIA CAPITAL INC.

By: "Mark Herman"

CIBC WORLD MARKETS INC.

By: "Brett M. Gellner"

RBC DOMINION SECURITIES INC.

By: "Timothy W. Watson"

BMO NESBITT BURNS INC.

By: "Philip D. Lunn"

NATIONAL BANK FINANCIAL INC.

By: "Robert B. Wonnacott"

TD SECURITIES INC.

By: "David I. Holm"

CLARUS SECURITIES INC.

By: "J. Alexander Wylie"

HSBC SECURITIES (CANADA) INC.

By: "Deborah J. Simkins"

CANACCORD CAPITAL CORPORATION

By: "Karl B. Staddon"

FIRSTENERGY CAPITAL CORP.

By: "Hugh R. Sanderson"

PETERS & CO. LIMITED

By: "Cameron E. Plewes"

The foregoing agreement is hereby accepted and agreed to as of the date first above written.

ALTAGAS INCOME TRUST
by its agent, AltaGas General Partner Inc.

Per: "David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

Per: "Patricia M. Newson
Patricia M. Newson
Chief Financial Officer

ALTAGAS LTD.
By AltaGas General Partner Inc.

Per: "David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

Per: "Patricia M. Newson
Patricia M. Newson
Chief Financial Officer

ALTAGAS OPERATING PARTNERSHIP
by AltaGas General Partner Inc.

Per: "David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

Per: "Patricia M. Newson
Patricia M. Newson
Chief Financial Officer

ENBRIDGE INC.

Per: "John. K. Whelen"

Per: "Scott R. Wilson"

Schedule A

Scotia Capital Inc.	25%
CIBC World Markets Inc.	25%
RBC Dominion Securities Inc.	15%
BMO Nesbitt Burns Inc.	8%
National Bank Financial Inc.	8%
TD Securities Inc.	8%
Clarus Securities Inc.	5%
HSBC Securities (Canada) Inc.	3%
Canaccord Capital Corporation	1%
FirstEnergy Capital Corp.	1%
Peters & Co. Limited	1%
	100%

Schedule B

UNITED STATES SELLING RESTRICTIONS, REPRESENTATIONS AND COVENANTS

1. **For the purpose of this Schedule, the following terms shall have the meanings indicated:**

   (a) "Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S. Without limiting the foregoing, but for greater clarity, it means subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Units and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

   (b) "Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A;

   (c) "Regulation S" means Regulation S adopted by the SEC under the *U.S. Securities Act*;

   (d) "Rule 144A" means Rule 144A adopted by the SEC under the *U.S. Securities Act*;

   (e) "SEC" means the United States Securities and Exchange Commission;

   (f) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as defined in Regulation S;

   (g) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

   (h) "*U.S. Exchange Act*" means the United States *Securities Exchange Act* of 1934, as amended; and

   (i) "*U.S. Securities Act*" means the United States *Securities Act* of 1933, as amended.

   Unless otherwise defined herein, all additional initially capitalized terms used herein shall have the meaning ascribed thereto in the attached underwriting agreement (the "Agreement").

2. **The Underwriters and the Trust understand and agree that the Offered Units have not been and will not be registered under the U.S. Securities Act and the Offered Units may be offered and sold only:**

(a) outside the United States (i)(A) pursuant to a short-form prospectus under Canadian securities laws or (B) pursuant to the laws of another jurisdiction, and (ii) in reliance upon the exemption from registration under the U.S. Securities Act provided by Rule 903 of Regulation S; or

(b) in the United States by the Underwriters and their United States affiliates, as principals, in compliance with Rule 144A, in the manner contemplated in this Schedule and in compliance with all applicable United States federal and state laws relating to the registration and conduct of securities brokers and dealers and all applicable state securities ("blue sky") laws, to persons who are or who they have reasonable grounds to believe, and do believe, are Qualified Institutional Buyers who, in connection with each purchase of Offered Units, execute and deliver a U.S. subscription agreement in form satisfactory to the Trust and the Underwriters.

3. **The Trust represents, warrants, covenants and agrees to and with the Underwriters as of the date hereof and as of the Closing Date that:**

(a) the Trust is a Foreign Issuer as defined in Regulation S which has and at the commencement of the offering of the Offered Units had no Substantial U.S. Market Interest in the Offered Units;

(b) the Trust is not an open-end investment company or unit investment trust registered or required to be registered under the United States *Investment Company Act* of 1940;

(c) the Offered Units are not part of a class listed on a national securities exchange registered under section 6 of the *U.S. Exchange Act*, quoted in an automated interdealer system in the United States, or convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the *U.S. Securities Act*) of less than ten percent for securities so listed or quoted;

(d) for so long as any of the Offered Units which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the *U.S. Securities Act*, if the Trust is not or ceases to be exempt, pursuant to Rule 12g3-2(b) under the *U.S. Exchange Act*, from the reporting requirements of the *U.S. Exchange Act*, and is not otherwise subject to such requirements pursuant to section 13 or 15(d) of the *U.S. Exchange Act*, the Trust will provide to any holder of Offered Units and any prospective purchaser of Offered Units designated by such holder, upon the request of such holder or prospective purchaser, the information required to be provided to such holder or prospective purchaser by paragraph (d)(4) of Rule 144A;

(e) none of the Trust, its affiliates or any person acting on its or their behalf (except for the Underwriters, their respective affiliates and any person acting on their

behalf, as to whom no representations are made) (i) has engaged or will engage in any Directed Selling Efforts with respect to the Offered Units, (ii) has taken or will take any action which would constitute a violation of Regulation M of the SEC under the *U.S. Exchange Act* or that would cause the exemption afforded by Rule 903 of Regulation S or Rule 144A to be unavailable for offers and sales of the Offered Units, or (iii) has solicited or will solicit offers for, or have made or will make offers to sell, the Offered Units by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) or in any manner involving a public offering within the meaning of the U.S. Securities Act; and

(f) the Trust has not, within six months before the commencement of the offer and sale of the Offered Units, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Offered Units and would cause the exemption from registration set forth in Rule 903 of Regulation S or Rule 144A to become unavailable with respect to the offer and sale of the Offered Units.

4. **Each of the Underwriters severally but not jointly represents, warrants, covenants and agrees to and with the Trust as of the date hereof and as of the Closing Date that:**

(a) neither it, nor any of its United States affiliates nor any person acting on its or their behalf (i) has engaged or will engage in any Directed Selling Efforts with respect to the Offered Units, (ii) except to the extent permitted by paragraph 2(b) of this Schedule, has made or will make (A) any offer to sell or solicitation of an offer to buy any of the Offered Units to any person or (B) any sale of the Offered Units to any person unless (1) the offer is not made to any person in the United States, (2) the seller of such Offered Units and any person acting on its behalf reasonably believes that at the time such person placed the order to purchase Offered Units such person was outside the United States and (3) such sale is otherwise in compliance with the applicable requirements of Regulation S, (iii) has taken or will take any action which would constitute a violation of Regulation M of the SEC under the *U.S. Exchange Act* or that would cause the exemption afforded by Rule 903 of Regulation S or Rule 144A to be unavailable for offers and sales of the Offered Units, or (iv) has solicited or will solicit offers for, or have made or will make offers to sell, the Offered Units by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the *U.S. Securities Act*) or in any manner involving a public offering within the meaning of the *U.S. Securities Act*;

(b) offers and sales of the Offered Units within the United States have been and will be made only (i) in compliance with Rule 144A, by the Underwriter or its United States affiliates, acting as principal, (ii) to persons who the seller (A) has informed or will prior to any sale inform that the Offered Units have not been and will not be registered under the *U.S. Securities Act* and are being sold to them

without registration under the *U.S. Securities Act* in reliance upon Rule 144A thereunder, (B) has delivered or will prior to any sale deliver a U.S. private placement memorandum in form satisfactory to the Trust and the Underwriters, which will include a copy of the Final Prospectus, and (C) immediately prior to transmitting such materials and information and prior to any offer and at the time of any sale, has reasonable ground to believe and did believe was a Qualified Institutional Buyer, and (iii) in compliance with all applicable United States federal and state laws relating to the registration and conduct of securities brokers and dealers and all applicable blue sky laws;

(c) it has not entered, and will not enter, into any contractual arrangement without the prior written consent of the Trust with respect to the distribution of the Offered Units, except (i) with its affiliates or (ii) with one or more Underwriters in accordance with the Agreement and this Schedule;

(d) it has caused or will promptly cause its United States affiliates to acknowledge in writing their awareness of and agreement to be bound by and shall ensure that each of its affiliates complies with the provisions of the Agreement and this Schedule in connection with all offers and sales of the Offered Units;

(e) either (i) no offers or sales of Offered Units in the United States have been or will be made by it, its affiliates or any person acting on its or their behalf, or (ii)(A) at least one business day prior to the Closing Date, it shall provide the Trust with a list of all purchasers of Offered Units in the United States, and (B) on the Closing Date and prior to the Closing Time, it will deliver a certificate, substantially in the form of Exhibit I to this Schedule, relating to the manner of the offer and sale in the United States of the Offered Units.

Exhibit I

UNDERWRITERS' CERTIFICATE

In connection with the offering in the United States of Trust Units (the "Offered Units") of AltaGas Income Trust (the "Trust") pursuant to that certain Underwriting Agreement dated July 21, 2004 between the Trust and the Underwriters and the other parties named therein (the "Underwriting Agreement"), the undersigned, on its behalf and on behalf of its U.S. affiliates does hereby certify as follows:

(a) the Offered Units have been offered and sold in the United States only by our U.S. affiliates, each of which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker-dealer pursuant to section 15(b) of the *Securities Exchange Act* of 1934 and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

(b) each offeree of the Offered Units in the United States was provided through such U.S. affiliates with a copy of the U.S. private placement memorandum, including a copy of the Canadian prospectus relating to the offering of the Offered Units;

(c) immediately prior to our transmitting through such U.S. affiliates such U.S. private placement memorandum, we had reasonable ground to believe and did believe that such offeree was a Qualified Institutional Buyer (as defined in Rule 144A) and, on the date hereof, we continue to believe that each person purchasing Offered Units from us in the United States through such U.S. affiliate is a Qualified Institutional Buyer;

(d) no form of general solicitation or general advertising was used by us or any of our U.S. affiliates, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Units in the United States; and

(e) we conducted the offering in the United States of the Offered Units in accordance with the Underwriting Agreement, including Schedule B thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement.

DATED ______________________, 2004.

[UNDERWRITER]

____

Name:

Title:

(66)

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2004-MC-2454

NUMÉRO DE PROJET SÉDAR: 668623

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

AltaGas Income Trust

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 20 juillet 2004.

L'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »),

Le 20 juillet 2004	*(s) Marie-Christine Barrette*
Date du visa	Marie-Christine Barrette Chef du Service du financement des sociétés

/ale

(67)

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2004-MC-2482

NUMÉRO DE PROJET SÉDAR: 668623

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE MODIFIÉ

AltaGas Income Trust

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1 le visa est octroyé à votre prospectus simplifié provisoire modifié du 21 juillet 2004.

L'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »),

Le 21 juillet 2004
Date du visa

(s) Marie-Christine Barrette
Marie-Christine Barrette
Chef du Service du financement des sociétés

/ale

68

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
1000 Ernst & Young Tower
440 2 Avenue SW
Calgary, Alberta, Canada T2P 5E9

Phone: 403 290-4100
Fax: 403 290-4265

July 29, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des Marchés Financiers, Québec
The Office of the Administrator, Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: AltaGas Income Trust (the "Trust")

We refer to the short form prospectus dated July 29, 2004 relating to the distribution by Enbridge Inc. of 11,650,000 trust units of the Trust (the "Prospectus").

We consent to the use, through incorporation by reference in the Prospectus, of our report dated February 13, 2004, to the shareholders of AltaGas Services Inc. (the "Company") on the following consolidated financial statements of the Company:

> Consolidated balance sheets as at December 31, 2003 and 2003;
>
> Consolidated statements of income and retained earnings and cash flows for the years ended December 31, 2003 and 2002.

We also consent to the incorporation by reference in the Prospectus of our report dated March 26, 2004 to the Trustee of the Trust on the balance sheet of the Trust as at March 26, 2004.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

We also consent to the incorporation by reference in the Prospectus of our compilation report dated March 26, 2004 to the Trustee of the Trust on the unaudited pro forma balance sheet of the Trust as at December 31, 2003 and the unaudited pro forma statement of income for the year then ended.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst + Young LLP

Chartered Accountants

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

RECEIVED 05 10 P 3:17

69

DELIVERED BY SEDAR July 29, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: AltaGas Income Trust (the "Trust")

We refer to a final short form prospectus dated July 29, 2004 of the Trust (the "Prospectus"), referring to the qualification for distribution of securities of the Trust.

We hereby consent to the references to our firm name, and to the reference to our opinions, on the cover page of the Prospectus and under the headings "Certain Canadian Federal Income Tax Considerations", "Eligibility for Investment", "Legal Matters" and "Interests of Experts".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we provided in connection with such opinion.

This letter is solely for the information of the addressee set forth above in connection with the Prospectus and is not to be relied upon by any other party or for any other purpose.

Yours truly,

"Stikeman Elliott LLP"

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

268438\v1

(70)

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

Reference: 80517/91

July 29, 2004

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Division, Department of Justice - Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Dear Sirs:

Re: Final Prospectus of AltaGas Income Trust

We refer to the final prospectus dated July 29, 2004 (the "**Prospectus**") of AltaGas Income Trust ("**AltaGas**") relating to the secondary offering of trust units of AltaGas by Enbridge Inc.

We hereby consent to the references to our firm name on the cover page and under the headings "Legal Matters" and "Interests of Experts" in the Prospectus and to the use of our opinions under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30591834.1

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "**1933 Act**") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".*

Short Form Prospectus

Secondary Offering **July 29, 2004**

AltaGas

ALTAGAS INCOME TRUST

$230,087,500
11,650,000 Trust Units

This short form prospectus qualifies the distribution by Enbridge Inc. (the "**Selling Unitholder**") of 11,650,000 trust units ("**Units**") of AltaGas Income Trust (the "**Trust**"). See "Selling Unitholder". **The Trust will not receive any of the proceeds from the sale of Units by the Selling Unitholder.** The outstanding Units, including those offered hereunder, are listed on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "ALA.UN". On July 19, 2004, the last trading day prior to the announcement of the offering, the closing price of the Units on the TSX was $20.70. The price of the Units was determined by negotiation between the Selling Unitholder and Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited (collectively, the "**Underwriters**").

Price: $19.75 per Unit

	Price to Public	**Underwriters' Fee**	**Net Proceeds to the Selling Unitholder**(1)
Per Unit	$19.75	$0.9875	$18.7625
Total(2)	$230,087,500	$11,504,375	$218,583,125

(1) Before deducting expenses of the offering, estimated to be $350,000, which, together with the Underwriters' Fee, will be paid by the Selling Unitholder.

(2) The Selling Unitholder has also granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 1,747,500 Units at a price of $19.75 per Unit, exercisable in whole or in part at any time prior to 30 days after the closing of the offering, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the Price to Public, Underwriters' Fee and Net Proceeds to the Selling Unitholder will be $264,600,625, $13,230,031 and $251,370,594, respectively. This short form prospectus qualifies the distribution of the Units to be sold by the Selling Unitholder upon exercise of the Over-Allotment Option. See "Plan of Distribution."

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about September 15, 2004, provided closing of the offering occurs by August 25, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on August 15, 2004, the record date for which will be July 26, 2004.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when sold by the Selling Unitholder and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Stikeman Elliott LLP, on behalf of the Selling Unitholder by McCarthy Tétrault LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Underwriters may over-allot or effect transactions which stabilize or maintain the market price for the Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution". Definitive Unit certificates will be available for delivery at closing, which is expected to occur on or about August 10, 2004 but in any event not later than August 25, 2004.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. When used in this short form prospectus and the documents incorporated by reference herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this short form prospectus under the heading "Risk Factors". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this short form prospectus and the documents incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this short form prospectus and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this short form prospectus or the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference herein, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this short form prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to the following: the amount and timing of distributions in respect of the Units; treatment under applicable tax legislation; expectations regarding the ability to maintain its competitive position; expectations regarding the ability to raise capital; treatment under governmental regulatory regimes; and commodity prices.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus: general economic conditions in Canada and the United States; industry conditions; governmental regulations; volatility of commodity prices; currency fluctuations; environmental risks; competition; lack of availability of qualified personnel or management; the ability to integrate technological advances and match advances of competition; the availability of capital; and the other factors considered under "Risk Factors".

These factors should not be construed as exhaustive.

GLOSSARY

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the CBCA, an indirect subsidiary of the Trust and a successor by amalgamation to AltaGas Services;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas Services**" means AltaGas Services Inc., a predecessor by amalgamation to AltaGas;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the CBCA, involving, among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"**Budget**" means the Canadian Federal Budget presented in the House of Commons on March 23, 2004;

"**Cash Flow of the Trust**" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less the sum of (iii) all amounts which relate to the redemption of Units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**Exchangeable Securities**" means, collectively, Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the agreement dated as of March 26, 2004 between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which Holding Trust Notes have been, and may in the future be, issued by Holding Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Notes**" means the unsecured subordinated notes issued pursuant to the Holding Trust Note Indenture;

"**NGLs**" means natural gas liquids;

"**Resident**" means a person who is resident in Canada for purposes of the Tax Act;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights

attached to one Unit) equal to the number of outstanding Exchangeable Securities held by registered holders, other than the Trust and its affiliates;

"**Tax Act**" means the *Income Tax Act* (Canada), including the regulations thereunder, as amended from time to time;

"**Trustee**" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"**Unitholders**" means the holders from time to time of Units;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this short form prospectus and the documents incorporated by reference herein, the Trust uses the term "Cash Flow of the Trust" to refer to the amount of cash that is to be available for distributions to Unitholders. "Cash Flow of the Trust" is not a measure recognized by Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Cash Flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that Cash Flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

ELIGIBILITY FOR INVESTMENT

Based in part upon representations made by AltaGas as to certain factual matters, in the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP, the Units offered hereby will, on the date of closing, be qualified investments under the Tax Act for Exempt Plans and will not, on the date of closing, be foreign property for purposes of the Tax Act.

It is not certain whether the Trust would be a "business income trust" or whether the Units would constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) in the Budget. Under that Budget proposal, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in the Budget proposal. On May 18, 2004, the Minister of Finance (Canada) announced that this Budget proposal will be suspended pending further consultation and review. See "Certain Canadian Federal Income Tax Considerations" and "Risk Factors."

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President, General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Telephone: (403) 691-7575. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust or AltaGas, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of AltaGas Services dated March 18, 2004 (the "**AIF**"), including management's discussion and analysis of the financial condition and operations of AltaGas Services for the year ended December 31, 2003 incorporated by reference therein;

(b) the audited consolidated financial statements of AltaGas Services as at and for the years ended December 31, 2003 and 2002, together with the auditors' report thereon;

(c) the unaudited consolidated financial statements of AltaGas Services as at and for the three months ended March 31, 2004 and 2003;

(d) management's discussion and analysis of the financial condition and operations of AltaGas Services for the three months ended March 31, 2004 and 2003;

(e) the Information Circular and Proxy Statement dated March 26, 2004 relating to the Special Meeting of Securityholders of AltaGas Services held on April 29, 2004 (the "**Information Circular**"), excluding the sections entitled "Report on Employee and Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices";

(f) the material change report of AltaGas Services dated March 22, 2004 with respect to the reorganization of the business of AltaGas Services into an income trust; and

(g) the material change report of the Trust dated May 10, 2004 with respect to the completion of reorganization of the business of AltaGas Services into an income trust.

Any material change reports (except confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding the disclosure in an information circular relating to the downward repricing of options or stock appreciation rights, the composition of the Trust's compensation committee and its report on executive compensation, the performance graph and corporate governance practices) filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ALTAGAS INCOME TRUST

General

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust was established for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses and such other investments as the Trust may determine.

Holders of Units are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the initial trustee of the Trust.

General Partner

The Trust is administered by the General Partner, which is also the general partner of AltaGas LP #1 and AltaGas LP #2. The board of directors of the General Partner also has the power to manage, or supervise the management of, the business and affairs of AltaGas pursuant to a unanimous shareholder agreement.

Business of AltaGas

AltaGas is an energy infrastructure based company and an indirect subsidiary of the Trust. AltaGas, directly and indirectly:

- Physically gathers, processes, extracts and transports natural gas;
- Contractually markets and transports natural gas and electrical power;
- Converts energy across and along the energy value chain to create higher-value added products; and
- Consumes natural gas and electrical power to operate its facilities.

AltaGas expects to continue to develop its asset base by seeking opportunities for expansion and acquisition in the natural gas, NGLs and power business in Canada and the northern United States.

Organizational Structure of the Trust

The following diagram shows the inter-entity relationships among the Trust and its material subsidiaries prior to the completion of the offering.


Public Securityholders
Enbridge Inc.
Trust Units
Trust Units
AltaGas Income Trust
Units (100%) and Holding Trust Notes
Common Shares (100%)
Class B Units(1) (100%)
Class B Units(1) (100%)
Holding Trust
Class A Units (100%)
AltaGas LP #1
General Partner
Class A Units (100%)
AltaGas LP #2
Common shares (100%) and debt
AltaGas Ltd.
Common shares (100%)
99.9%
AltaGas Holdings Inc.
0.1%
AltaGas Operating Partnership(2)
0.1%
99.9%
Common shares (100%)
AltaGas Power Holdings Partnership
AltaGas Utility Holdings Inc.
50%
Common shares (100%)
ASTC Power Partnership
AltaGas Utilities Inc.

Notes:

(1) Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2 are exchangeable for Trust Units at the option of the holder on a one-for-one basis, are entitled to vote with Unitholders pursuant to the Special Voting Unit and are entitled to the same cash payments per unit as the cash distributions made on a Unit.

(2) Subsequent to the Arrangement, substantially all of the operating assets formerly owned by AltaGas were contributed to, and certain obligations of AltaGas were assumed by, the AltaGas Operating Partnership.

RECENT DEVELOPMENTS

Trust Conversion

Effective May 1, 2004, the business of AltaGas Services was reorganized pursuant to the Arrangement and holders of common shares of AltaGas Services received Units and/or Exchangeable Securities in exchange for their common shares. AltaGas Services became an indirect subsidiary of the Trust and was amalgamated to form AltaGas. Additional information relating to the Arrangement is contained in the Information Circular, which is incorporated by reference herein.

Edmonton Ethane Extraction Plant Acquisition

On March 18, 2004, AltaGas Services announced that it had entered into a purchase and sale agreement with BP Canada Energy Resources Company ("**BP**") to acquire BP's 48 2/3% interest in the Edmonton Ethane Extraction Plant located at Edmonton, Alberta for approximately $46 million. The acquisition, expected to close during the third quarter of 2004, will increase AltaGas' net extraction processing capacity to 539 million cubic feet of gas per day.

Adoption of Distribution Reinvestment Plans

On May 20, 2004, the Trust adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for Unitholders and each of AltaGas LP #1 and AltaGas LP #2 adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for holders of Exchangeable Securities (collectively, the "**DRIP Plans**"), available in respect of monthly cash distributions or cash payments.

Under the DRIP Plans, eligible Unitholders and eligible holders of Exchangeable Securities may elect to receive a cash distribution of up to 102% of the cash distribution from the Trust, in the case of Units, or up to 102% of the cash payment from AltaGas LP #1 or AltaGas LP #2, as applicable, in the case of Exchangeable Securities, that such Unitholder or holder of Exchangeable Securities would have otherwise been entitled to receive. Alternatively, Unitholders or holders of Exchangeable Securities can direct cash distributions or cash payments, as applicable, to be reinvested in additional Units at 95% of the "average market price" as defined in the DRIP Plans.

PremStar Energy Canada Ltd.

On May 26, 2004, the Trust announced that a subsidiary of the trust has executed a letter of intent to purchase the business of PremStar Energy Canada Ltd. and its subsidiaries, ECNG Inc. and Energistics Group Inc. (collectively, "**PremStar**"), for approximately $22.0 million, payable by way of 993,789 Units issued from treasury plus approximately $1.2 million cash. The transaction is conditional on the execution of a purchase and sale agreement.

The PremStar group specializes in the procurement and supply of energy to end use customers. The PremStar acquisition will build on AltaGas' low risk, fee for service business through the provision of physical energy supply from the gas field directly to end use customers located primarily in Ontario. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information.

Recent Treasury Offering

On June 10, 2004, the Trust completed the offering and sale of 4,730,000 Units at $18.70 per Unit for gross proceeds of $88,451,000.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated July 21, 2004 (the "**Underwriting Agreement**") between the Selling Unitholder, the Trust, AltaGas, AltaGas Operating Partnership and the Underwriters, the Selling Unitholder has agreed to sell 11,650,000 Units and the Underwriters have severally agreed to purchase all of such Units on August 10, 2004 or on such other date as may be agreed among the parties to the Underwriting Agreement (such date not to be later than August 25, 2004) at a price of $19.75 per Unit. The Underwriting Agreement provides that the Selling Unitholder will pay the Underwriters a fee of $0.9875 per Unit purchased by the Underwriters from the Selling Unitholder in consideration for their services in connection with the offering. The offering price of the Units was determined by negotiation between the Selling Unitholder and the Underwriters.

The Selling Unitholder has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 1,747,500 Units at a price of $19.75 per Unit, exercisable in whole or in part at any time prior to 30 days after the closing of the offering, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total offering, Underwriters' fee and net proceeds to the Selling Unitholder will be $264,600,625, $13,230,031 and $251,370,594, respectively. This short form prospectus qualifies the distribution of the Units to be sold by the Selling Unitholder upon exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated upon the occurrence of certain stated events. If one or more Underwriters fail to purchase the Units which it or they have agreed to purchase and such Units are less than 7% of the aggregate Units offered, the remaining Underwriter or Underwriters are obligated to purchase the Units not purchased by the Underwriter or Underwriters that fail to purchase. The Selling Unitholder is not obligated to sell less than all of the Units offered. If one or more Underwriters fail to purchase the Units which it or they have agreed to purchase and such Units are 7% or more of the aggregate Units offered, the remaining Underwriter or Underwriters may terminate their obligation to purchase their allotment of Units, or may, but are not obligated to, purchase the Units not purchased by the Underwriter or Underwriters which fail to purchase. Pursuant to the Underwriting Agreement, the Selling Unitholder, the Trust, AltaGas and AltaGas Operating Partnership have agreed to indemnify the Underwriters and their respective agents, shareholders, directors, officers and employees against certain liabilities.

The Selling Unitholder has agreed with the Underwriters that it will not, during the period ending 90 days following the closing of the offering, sell any Units or any securities convertible into or exchangeable for Units without the prior written consent of Scotia Capital Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc., such consent not to be unreasonably withheld. The Trust has agreed with the Underwriters that it will not, during the period ending 60 days following July 21, 2004, sell any Units without the prior written consent of Scotia Capital Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc., such consent not to be unreasonably withheld, other than any issue of options pursuant to the Trust's Trust Unit Option Plan, and any issue of Units pursuant to options under such Plan, upon the exchange of Exchangeable Securities, pursuant to the Trust's DRIP Plans or in connection with the PremStar acquisition described under "Recent Developments."

Pursuant to applicable securities laws, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Units. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Units. In connection with the offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Units offered hereby have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and resell the Units acquired pursuant to the Underwriting Agreement to qualified institutional buyers (as defined in Rule 144A under the 1933 Act) in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Units outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the commencement of this offering, any offer or sale of Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

USE OF PROCEEDS

The Trust will not receive any of the proceeds from the sale of Units. The net proceeds of the offering to the Selling Unitholder, after payment of the Underwriters' fee of $11,504,375 and expenses of the offering estimated to be $350,000, will be approximately $218,233,125. If the Over-Allotment Option is exercised in full, the net proceeds of the offering to the Selling Unitholder, after payment of the Underwriters' fee of $13,230,031 and expenses of the offering estimated to be $350,000, will be approximately $251,020,594. The Underwriters' fee and the expenses of the offering will be paid by the Selling Shareholder. See "Plan of Distribution."

SELLING UNITHOLDER

The following table sets out information concerning the Selling Unitholder's ownership of Units and Exchangeable Securities as at July 20, 2004, and as adjusted as of that date to give effect to the offering. The Selling Unitholder owns its Units and Exchangeable Securities beneficially and of record and acquired such securities in exchange for securities of AltaGas Services in connection with the conversion of AltaGas Services into an income trust on May 1, 2004. The securities of AltaGas Services exchanged by the Selling Unitholder were purchased by the Selling Unitholder more than one year prior to the date hereof. The Selling Unitholder has covenanted in the Underwriting Agreement to exchange, prior to closing of the offering, that number of Exchangeable Securities held beneficially and of record by the Selling Unitholder that, taken together with the Units it presently holds beneficially and of record, will comprise the Units to be sold in the offering.

	Securities Owned Before Offering	Percentage	Securities to be Sold in Offering	Securities Owned After Offering(1)	Percentage(1)
Trust Units	9,331,491	23.9%	9,331,491	Nil	Nil
Exchangeable Securities(2)	8,866,009	72.4%	2,318,509	6,547,500	66.0%
Total(3)	18,197,500	35.5%	11,650,000	6,547,500	12.8%

(1) If the Over-Allotment Option is exercised in full, the Selling Unitholder will, after giving effect to the offering, own nil Units and 4,800,000 Exchangeable Securities (58.7% of the outstanding Exchangeable Securities or 9.4% of the Units after giving effect to the exchange of the Exchangeable Securities for Units in accordance with the terms of the Exchangeable Securities).

(2) The Selling Unitholder's Exchangeable Securities are all Class B limited partnership units of AltaGas LP #2. Percentage calculations are based upon all of the Exchangeable Securities outstanding.

(3) Giving effect to the exchange of Exchangeable Securities for Units in accordance with the terms of the Exchangeable Securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP (collectively, "**Counsel**"), the following summary fairly describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a subscriber who acquires Units pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, holds the Units as capital property and deals at arm's length with, and is not affiliated with, the Trust, the Selling Unitholder and the Underwriters. Generally, Units will be considered to be capital property to a holder provided the holder does not hold the Units in the course of carrying on a business of buying or selling securities and does not acquire them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who are Residents and who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have them, and any other "Canadian securities" (as defined in the Tax Act), deemed to be capital property. Holders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to a Unitholder that is a "specified financial institution" as defined in the Tax Act or a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules, nor is it applicable to a Unitholder an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("**CRA**"). This summary is not exhaustive of all possible Canadian federal income tax considerations, and except for the Proposed Amendments, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

A Budget proposal to impose a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, *inter alia*, real property was suspended by the Minister of Finance (Canada) on May 18, 2004 pending further consultation and review. Further, the Budget proposes to introduce changes to the Tax Act that will subject persons who are not Residents to tax in respect of certain distributions made by mutual fund trusts that currently are not subject to taxation in Canada. It is not clear whether these

proposals, if enacted, will result in tax consequences to Unitholders that are materially different from those disclosed herein. Prospective Unitholders that are registered pension plans or who are not Residents should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

Based in part upon representations made by AltaGas as to certain factual matters, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will continue to so qualify at all times. In the event the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and that is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable in a taxation year to a Unitholder if the Unitholder is entitled in the year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

All or substantially all of the income of the Trust will consist of the income of Holding Trust (including net realized taxable capital gains) that is paid or becomes payable in the year by Holding Trust to the Trust and that is deducted by Holding Trust in computing its income for purposes of the Tax Act.

In computing its income, the Trust may deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it).

Under the Declaration of Trust, an amount equal to all of the income of the Trust for each year, including net realized capital gains, but excluding income which is designated by the Trust to a redeeming Unitholder and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Trust, generally will be payable in the year to Unitholders by way of cash distributions, subject to the following exceptions. Income of the Trust which is applied to finance cash redemptions of Units or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional Units.

Capital gains of the Trust realized in connection with an *in specie* redemption of Units and certain income of the Trust may be designated to the redeeming Unitholder, with the result that the taxable portion of such gains and such income generally should be taxable to the redeeming Unitholder and not to the Trust.

Counsel has been advised that the Trust intends to make sufficient distributions in each year (in cash or by way of additional Units) of its income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable for income tax under the Tax Act. The Trust generally is expected to designate to the Unitholders any taxable dividends or net taxable capital gains received or realized by it or designated to it by Holding Trust so that such amounts retain their character when received by Unitholders.

Taxation of Holding Trust

Holding Trust is subject to tax in each taxation year on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to the Trust and that is deducted by Holding Trust in computing its income for purposes of the Tax Act. The taxation year of Holding Trust is the calendar year.

All or substantially all of the income of Holding Trust will consist of the portion of the income of AltaGas LP #1 that is allocated to Holding Trust. Amounts received or realized by AltaGas LP #1 as taxable dividends or net taxable capital gains will retain their character and be treated as such in the hands of Holding Trust to the extent allocated to Holding Trust. The amount of income allocated to Holding Trust from AltaGas LP #1 may exceed or be less than the amount of cash distributed by AltaGas LP #1 to Holding Trust.

In computing its income for tax purposes, Holding Trust may deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it).

Under the Holding Trust declaration of trust, an amount equal to all of the income of Holding Trust, including net realized capital gains, generally will be payable to the Trust and, therefore, deductible in computing Holding Trust's income for tax

purposes. Accordingly, Holding Trust generally will not be liable for income tax. Holding Trust generally is expected to designate to the Trust any taxable dividends and net taxable capital gains received under the Tax Act so that such amounts retain their character as such when received by the Trust.

Taxation of AltaGas LP #1 and AltaGas LP #2

Neither AltaGas LP #1 nor AltaGas LP #2 is subject to tax under the Tax Act. AltaGas LP #1, as a partner of AltaGas LP #2, is required to include in computing its income for a particular fiscal year its share of the income or loss of AltaGas LP #2 for the fiscal year of AltaGas LP #2 ending in that fiscal year of AltaGas LP #1, whether or not any such income is distributed to AltaGas LP #1 in the year. Similarly, Holding Trust, as a partner of AltaGas LP #1, is required to include in computing its income for a particular taxation year its share of the income or loss of AltaGas LP #1 for the fiscal year of AltaGas LP #1 ending in that taxation year of Holding Trust, whether or not any such income is distributed to Holding Trust in the year.

For these purposes, the income or loss of AltaGas LP #2 and AltaGas LP #1 will be computed for each of their respective fiscal years as if each of them was a separate person resident in Canada, and in making those computations, each of AltaGas LP #1 and AltaGas LP #2 will be entitled to deduct reasonable administrative, interest and other expenses incurred to earn income (provided such amounts are not reimbursed to it). All or substantially all of the income of AltaGas LP #2 for a fiscal year will consist of interest on the indebtedness of AltaGas that accrues to AltaGas LP #2 to the end of the year, or is received or becomes receivable by it before the end of the year, to the extent that such interest was not included in computing its income for a preceding year. Also, AltaGas LP #2 will include in its income for a fiscal year any dividends received by it on shares of AltaGas in that year. Such amounts will then be included in the income of AltaGas LP #1 to the extent they are allocated to AltaGas LP #1.

Residents

The following portion of this summary is applicable to a Unitholder who at all relevant times is, or is deemed to be, a Resident. The taxation of Unitholders who are not Residents is described below under "Persons other than Residents".

This summary does not address the tax considerations of participating in the DRIP Plans.

Trust Distributions

A Unitholder generally will be required to include in computing income for a particular taxation year of the Unitholder such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains, as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash, additional Units or otherwise. Provided that appropriate designations are made by the Trust and Holding Trust, such portion of any taxable dividends received from taxable Canadian corporations and net taxable capital gains as is paid or payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. All other income of the Trust that is paid or becomes payable to a Unitholder generally will be considered income from property, irrespective of its source. Any loss of the Trust or Holding Trust for the purposes of the Tax Act cannot be allocated to, and cannot be treated as a loss of, a Unitholder.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base ("**ACB**") of the Units held by the Unitholder. Any other amount in excess of the income of the Trust that is paid or payable to a Unitholder in a taxation year (otherwise than as proceeds of disposition on a redemption of Units) generally will not be included in the Unitholder's income for the year but will reduce the ACB of the Units held by the Unitholder. To the extent that the ACB of a Unit to a Unitholder would otherwise be a negative amount, that negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises, and the ACB of the Unit to the Unitholder will be reset to nil.

The cost to a Unitholder of a Unit will include all amounts paid or payable by the Unitholder for the Unit with certain adjustments. The cost to a Unitholder of additional Units received in lieu of a cash distribution of income (including net capital gains) will be the amount of such income paid in additional Units. The cost to a Unitholder of all Units held as capital property will be averaged to determine the ACB of each such Unit.

Acquisition of Units

Since the income of the Trust will be distributed on a monthly basis, a purchaser of a Unit may become taxable on a portion of the income of the Trust accrued or realized by the Trust in a month before the time the Unit was purchased but which was not paid or made payable to Unitholders until the end of the month and after the time the Unit was purchased. A similar result may apply on an annual basis in respect of a portion of net taxable capital gains accrued or realized by the Trust in a year before the time the Unit was purchased but which is paid or made payable to Unitholders at year end and after the time the Unit was purchased.

Disposition of Units

The disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, generally will result in the Unitholder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Unitholder's ACB of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder's income. The treatment of capital gains and losses is described below under "Residents – Taxation of Capital Gains and Capital Losses".

Where a Unitholder receives Holding Trust Notes on a redemption of Units, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value ("**FMV**") of the Holding Trust Notes so distributed less any amount designated by the Trust to be an income distribution from the Trust. The Declaration of Trust provides that the Trustee has the discretion to designate certain income and any capital gain realized by the Trust as a result of the redemption of Units to the Unitholder redeeming Units, as is reasonable in the circumstances. The Unitholder will be required to include in income any such income so designated.

The cost of any Holding Trust Notes distributed by the Trust to a Unitholder upon a redemption of Units will be equal to the FMV of the Holding Trust Notes at the time of the distribution. For this purpose, the Unitholder will be required to determine the FMV of the Holding Trust Notes on a reasonable basis. A Unitholder who is a Resident will thereafter be required to include in income, in accordance with the provisions of the Tax Act, interest received, receivable or accruing on such Holding Trust Notes.

Taxation of Capital Gains and Capital Losses

Under the Tax Act, one-half of any capital gain realized by a Unitholder, and the amount of any net taxable capital gains designated by the Trust in respect of a Unitholder, will be included in such holder's income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss (an "allowable capital loss") realized by a Unitholder must be deducted from taxable capital gains realized by, or designated to, the Unitholder in the year of disposition, and allowable capital losses in excess of taxable capital gains in the year of disposition may be deducted against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of $6^2/_3$% on certain investment income, including taxable capital gains.

A capital loss realized on the disposition of a Unit by a Unitholder that is a corporation or trust (other than a mutual fund trust), whether directly or as a member of a partnership, may be reduced in respect of certain distributions to the Unitholder out of dividends received by the Trust directly or through Holding Trust, AltaGas LP #1 or AltaGas LP #2 and designated by the Trust in respect of the Unitholder, to the extent and under the circumstances described in the Tax Act.

Minimum Tax

Net income of the Trust that is paid or payable to a Unitholder that is designated as taxable dividends or as net taxable capital gains, and capital gains realized on the disposition of Units may increase the Unitholder's liability for minimum tax if the Unitholder is an individual.

Qualified Investment Status

Units will be qualified investments for Exempt Plans (subject to the specific provisions of any particular Exempt Plan) provided that the Trust qualifies as a mutual fund trust or a registered investment for purposes of the Tax Act. Counsel has been advised that the Trust intends to apply to be a registered investment under the Tax Act effective from the date of its formation. If the Trust does not become a registered investment, the Units would immediately cease to be qualified investments for Exempt Plans if the Trust ceased to be a mutual fund trust. If the Trust becomes a registered investment and subsequently ceases to qualify as a mutual fund trust, and consequently (or for any other reason) loses its status as a registered investment, the Units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment.

Holding Trust Notes received as a result of an *in specie* redemption of Units by the Trust will not be qualified investments for Exempt Plans, which could give rise to adverse consequences to the Exempt Plan or the annuitant thereunder. Accordingly, Exempt Plans that own Units should consult their own tax advisors before deciding to exercise the redemption right attached to the Units.

Registered Pension Plans

It is not certain whether the Trust would be a "business income trust" or whether the Units would constitute "restricted investment property" as described in certain Proposed Amendments announced by the Minister of Finance (Canada) in the Budget. Under those Proposed Amendments, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in those Proposed Amendments. On May 18, 2004, the Minister of Finance (Canada) announced that those Proposed Amendments will be suspended pending further consultation and review.

Foreign Property

Based in part on representations of the Trust, Holding Trust, AltaGas and the General Partner as to certain factual matters, the Units will not constitute foreign property for purposes of the Tax Act.

The Units may become foreign property at any time (unless the Trust is a registered investment) if the Trust either (i) ceases to qualify as a mutual fund trust, or (ii) does not restrict its holdings of foreign property within the limits provided under the Tax Act.

Persons other than Residents

The following portion of this summary generally is applicable to a Unitholder who at all relevant times is not, and is not deemed to be, a Resident ("**Non-Resident**") and who does not use or hold, and is not deemed to use or hold Units in connection with carrying on a business in Canada. Special rules, which are not discussed herein, may apply to a Unitholder that is a Non-Resident and that is an insurer carrying on business in Canada and elsewhere.

Trust Distributions

Generally, amounts in respect of income of the Trust that are paid or credited or deemed to be paid or credited, to a Non-Resident Unitholder, other than amounts designated by the Trust to be net taxable capital gains, will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under an applicable income tax convention. The rate of withholding tax is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Unitholders who are Non-Residents and who are residents of the United States for purposes of the *Canada-United States Tax Convention*.

Pursuant to certain Proposed Amendments included in the Budget, the Trust will be required to maintain a separate account (the "**TCP Gains Distribution Account**") to which it will add its net capital gains from dispositions after March 22, 2004 of "taxable Canadian property" and from which it will deduct losses from dispositions of such property and distributions designated by the Trust to be capital gains. Amounts paid by the Trust to a Non-Resident Unitholder, which the Trust designates as capital gains, will be subject to Canadian withholding tax at the same rate as distributions in respect of Trust income to the extent the Trust has a positive balance in its TCP Gains Distribution Account.

Also under the Proposed Amendments, effective for distributions after 2004, if the value of the Units is considered to be primarily attributable to real property in Canada, all distributions by the Trust that would otherwise not be subject to withholding tax as described above may be subject to a special Canadian withholding tax of 15% of the amount of the distribution. This withholding tax, if applicable, may be refunded in certain circumstances where the holder disposes of Units at a loss, subject to detailed provisions contained in the Proposed Amendments. It is not certain whether this special withholding tax will apply to distributions by the Trust.

Disposition of Units

A Non-Resident Unitholder generally will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Unit (whether the disposition of such Unit is on sale, redemption, by virtue of capital distributions in excess of the Unitholder's ACB or otherwise) unless the Unit constitutes "taxable Canadian property" for purposes of the Tax Act of the Non-Resident Unitholder and no relief is available to the Non-Resident Unitholder under an applicable income tax convention.

A Unit generally will not be considered to be taxable Canadian property of a Unitholder unless either: (i) at any time during the 60 month period that ends at the time of the disposition of the Unit, 25% or more of the issued Units were owned by the Unitholder, by persons with whom the Unitholder did not deal at arm's length or by any combination thereof; or (ii) at the time of disposition, the Trust is not a "mutual fund trust" as defined in the Tax Act.

If a Non-Resident's Units are considered to be taxable Canadian property, on the disposition or deemed disposition thereof, the capital gain (or capital loss) generally will be treated in the manner described above under "Certain Canadian Federal Income Tax Considerations – Residents – Taxation of Capital Gains and Capital Losses". However, an applicable income tax convention may provide relief from Canadian tax on any such capital gain realized by the Unitholder.

Interest paid or credited on any Holding Trust Notes received by a Non-Resident Unitholder on an in specie redemption of Units will be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under the terms of an applicable income tax treaty. Such rate of withholding tax generally will be reduced to 10% in the case of a non-resident who is a resident of the United States for purposes of the *Canada-United States Tax Convention.*

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at July 1, 2004, both before and after giving effect to the offering.

Designation	As at July 1, 2004 before giving effect to the offering	As at July 1, 2004 after giving effect to the offering
	(unaudited)	(unaudited)
Debt:		
Operating loans[1]	$200,745,230	$200,745,230
Medium Term Notes[2]	$100,000,000	$100,000,000
Unit Capital:		
Units[3][4]	$280,853,020 (38,937,619 Units)	$294,305,979 (41,256,128 Units)
Exchangeable Securities[4][5][6]	$71,054,936 (12,245,745 units)	$57,601,977 (9,927,236 units)

(1) At July 1, 2004, AltaGas had: i) a $50.0 million demand operating credit facility with a Canadian chartered bank (the "**Operating Facility**"); ii) a $300.0 million extendible revolving term credit facility with a syndicate of Canadian chartered banks (the "**Extendible Facility**"); and iii) a $75.0 million 364 day extendible revolving letter of credit facility with a Canadian chartered bank (the "**LC Facility**") (collectively, the "**Operating Loans**"). The Operating Facility bears interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility bears interest at the lenders' prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility matures on October 10, 2004 and may be extended for an additional 364 days or can be converted by AltaGas on that date to a two year term loan. The term loan is repayable over the two year period or at the end of the two year period, depending on the bond rating category of the long term senior unsecured indebtedness of AltaGas. The LC Facility bears fees and interest at market rates. It matures on July 31, 2004 but can be extended at AltaGas' request and acceptance by the bank. At July 1, 2004 AltaGas has issued letters of credit under the Operating Loans in the aggregate amount of $29,701,304. See "Risk Factors – Debt Service".

(2) On October 4, 2000, AltaGas Services issued $100 million of 7.28% medium term notes (the "**Medium Term Notes**"). Interest is payable semi-annually and the principal is due on October 4, 2005. Following the Arrangement, AltaGas Operating Partnership became the obligor for the

Medium Term Notes and is in compliance with all covenants and requirements contained in the indenture pursuant to which such notes were issued. See "Risk Factors."

(3) As at July 1, 2004, the Trust had outstanding, to officers, directors and employees, options to purchase an aggregate of 866,811 Units at prices ranging from $5.20 to $15.87 per Unit.

(4) If the Over-Allotment Option is exercised in full, as at July 1, 2004, after giving effect to the offering, the number of outstanding Units will be 43,003,628 ($304,445,706) and the number of outstanding Exchangeable Securities will be 8,179,736 ($47,462,251).

(5) There is one Special Voting Unit outstanding, representing as of July 1, 2004, in aggregate, a maximum of 12,245,745 votes at meetings of Unitholders, subject to proportionate reduction upon exchange of Exchangeable Securities. See "Description of Units – Special Voting Units".

(6) Class B limited partnership units of AltaGas LP #1 and AltaGas LP #2 are exchangeable for Units at the option of the holder on a one-for-one basis, are entitled to vote with Unitholders pursuant to the Special Voting Unit and are entitled to the same cash payments per unit as the cash distributions made on a Unit. The Selling Unitholder will exchange 2,318,509 (4,066,009 if the Over-Allotment Option is exercised in full) Exchangeable Securities into Units to be sold in the offering.

(7) As at March 31, 2004, AltaGas Services' retained earnings were $100,943,000.

DESCRIPTION OF UNITS

Units

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. Each Unit entitles the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder for cash or, in certain circumstances, Holding Trust Notes.

Issuance of Units

The Declaration of Trust provides that Units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

Special Voting Units

The Declaration of Trust allows for the creation of special voting units that will enable the Trust to provide voting rights to holders of Exchangeable Securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable Securities issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of Unitholders.

The holder of a special voting unit, including the Voting and Exchange Trustee in respect of the Special Voting Unit, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of Unitholders as is equal to the number of Units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable Securities pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Securities. However, if no instructions are provided by the holders of Exchangeable Securities, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that, upon the exchange of Exchangeable Securities for Units, the entitlement to vote pursuant to the special voting unit will be eliminated in respect of those Exchangeable Securities.

Cash Distributions

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to Unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by

the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about September 15, 2004, provided closing of the offering occurs by August 25, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on August 15, 2004, the record date for which will be July 26, 2004. The General Partner expects that substantially all of the cash distributions to Unitholders will be taxed as ordinary income or as dividends.

For additional information in respect of the Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Declaration of Trust, see "Declaration of Trust and Description of Units" on pages 79 through 85, inclusive, of the Information Circular.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Units offered hereby will be passed upon on behalf of the Trust by Stikeman Elliott LLP, Calgary, Alberta, on behalf of the Selling Unitholder by McCarthy Tétrault LLP, Calgary, Alberta, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

The partners and associates of Stikeman Elliott LLP, as a group, the partners and associates of McCarthy Tétrault LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each own, directly or indirectly, less than 1% of the outstanding Units and Exchangeable Securities. As of the date hereof, the partners and professional staff of Ernst & Young LLP, as a group, do not beneficially own, directly or indirectly, any of the Units or Exchangeable Securities. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associate or affiliate of the Trust.

RISK FACTORS

A prospective investor should consider carefully the risk factors set out below and in the AIF incorporated by reference herein. In addition, prospective investors should carefully review and consider all other information contained in this short form prospectus before making an investment decision and consult their own experts where necessary.

Risks Inherent in an Investment in Units

Nature of Units

The Units do not represent a traditional investment in the diversified energy services business and should not be viewed by Unitholders as shares in AltaGas. The Units represent a fractional interest in the Trust. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets are the shares of the General Partner, the units of the Holding Trust, Holding Trust Notes and may include other investments in securities.

Cash distributions of the Trust are not guaranteed and the price per Unit is a function of anticipated distributions, the underlying assets of the Trust and management's ability to effect long-term growth in the value of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Units will be sensitive to a

variety of market conditions including, but not limited to, interest rates, electricity prices and natural gas and natural gas liquids prices. Changes in market conditions may adversely affect the trading price of the Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Potential Sales of Additional Units

The Trust may issue additional Units or securities convertible into or exchangeable for Units in the future to directly or indirectly fund capital expenditure requirements of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Units may be issued without the approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such additional issues. The Board of Directors of the General Partner has discretion in connection with the price and the other terms of the issue of such additional Units.

Nature of Distributions

Unlike interest payments on an interest-bearing security, cash distributions by income trusts on trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable "returns of capital"). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to Unitholders. Therefore, a Unitholder's rate of return over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a Unitholder may receive cash distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder while returns of capital are generally non-taxable to a Unitholder (but reduce a Unitholder's cost base in the Unit for tax purposes). The General Partner expects that substantially all of the cash distributions to Unitholders will be taxed as ordinary income or as dividends. See "Description of Units – Cash Distributions". Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances.

Variability of Distributions

As the Cash Flow of the Trust available for distribution to Unitholders is a function of numerous factors, including AltaGas' financial performance, the impact of interest rates, electricity prices, natural gas and natural gas liquids prices, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of Units and Exchangeable Securities outstanding, depending on the operations of AltaGas and the performance of its assets, distributions may be reduced or suspended entirely.

The market value of the Units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

Changes in Legislation

Income tax laws relating to the Trust, such as the status of mutual fund trusts, may be changed in a manner which adversely affects Unitholders. If the Trust ceases to qualify as a mutual fund trust, and is not a registered investment, the Units will cease to be qualified investments for Exempt Plans. If the Trust ceases to qualify as a mutual fund trust, the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

The Budget contained a proposal to subject distributions of capital after 2004 to non-residents by certain income trusts (which distributions currently are not subject to Canadian income tax) to a new 15% withholding tax. This tax will apply to Unitholders only if the value of the Units is "primarily attributable to real property in Canada or a Canadian resource property". It is not clear whether the Trust would meet this test and thereby be subject to the application of this proposal. If this proposal applies with respect to the Trust, it may adversely affect non-resident Unitholders who are not entitled to a deduction or credit for such withholding tax against income taxes otherwise payable by them in another jurisdiction.

The Budget also contained several proposals relating specifically to the tax treatment of certain tax exempt holders of units of certain income trusts. After 2004, a penalty tax is proposed for certain Canadian tax exempt entities, such as registered pension funds, which hold excess amounts of units or debt of "business income trusts". Generally, the restrictions limit the aggregate amount of such holdings to 1% of the cost of all of the entity's property and limit the holdings of such entities (together with entities with which they do not deal at arm's length) to 5% of the total fair market value of any class of units of a particular trust. These proposals do not apply to Exempt Plans. Due to the nature of the assets held indirectly by the Trust, it is not clear for the purposes of these rules whether the Trust will be considered to be a "business income trust" to which these restrictions will apply. The Minister of Finance (Canada) announced on May 18, 2004 that this proposal would be suspended pending further consultation and review. There can be no assurance as to whether such suspension will be permanent or, alternatively, such restrictions on "business income trusts" will be applied as previously announced or in some modified form.

Environmental and applicable operating legislation may be changed in a manner which adversely affects AltaGas through the imposition of restrictions on its business activities or by the introduction of regulations that increase AltaGas' operating costs thereby indirectly affecting the Trust and potentially reducing distributions to Unitholders.

Loss of Mutual Fund Trust Status

The General Partner intends that the Trust will continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. See "– Changes in Legislation" above. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are listed below.

(a) If at the time the Trust ceased to be a mutual fund trust it had not become a registered investment, the Units would immediately cease to be qualified investments for Exempt Plans. If the Trust were a registered investment, it may, as a consequence of ceasing to be a mutual fund trust, also cease to be a registered investment. In that event, Units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment. If, at the end of any month, an Exempt Plan holds Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Units at the time the Units were acquired by the Exempt Plan. A registered retirement savings plan or registered retirement income fund holding Units that are not qualified investments would be subject to taxation on income attributable to the Units, including the full amount of any capital gain from a disposition of such Units. If a registered education savings plan holds Units that are not qualified investments, it may have its registration revoked by the CRA.

(b) Units held by Non-Resident Unitholders would become taxable Canadian property. Non-Resident Unitholders would be subject to Canadian income tax and reporting requirements on any gains realized on a disposition of Units held by them.

(c) The Trust would be taxed on certain types of income distributed to Unitholders. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

(d) The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

(e) The Trust would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

(f) If the Trust either does not become a registered investment, or having become a registered investment also ceased to be a registered investment, the Units would constitute "foreign property" for the purposes of the Tax Act.

In addition, the Trust may take certain measures in the future to the extent it believes necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain Unitholders, particularly Non-Residents. See "- Risks Associated With the Level of Foreign Ownership" below.

Risks Associated With the Level of Foreign Ownership

The Declaration of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, *inter alia*, requires that a mutual fund trust cannot be established or maintained primarily for the benefit of Non-Residents. There is no indication that the mutual fund trust status of the Trust currently is in jeopardy. If, in the future, the General Partner determines that any such risk exists, it is entitled to take a number of actions under the Declaration of Trust, including to require Unitholders that it believes are Non-Residents to sell their Units, which action may have an adverse effect on the market price of the Units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Distribution of Holding Trust Notes or Other Securities on Redemption or Termination of the Trust

It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Holding Trust Notes which may be received as a result of a redemption of Units will not be listed on any stock exchange and no market for Holding Trust Notes is expected to develop. The Holding Trust Notes will not be qualified investments for Exempt Plans. On termination of the Trust, the Trustee may distribute securities directly to Unitholders, subject to obtaining all of the necessary regulatory approvals. In addition, there may be resale restrictions imposed by applicable law upon the recipients of Holding Trust Notes pursuant to the redemption right. The Holding Trust Notes will not be guaranteed by any other party, and the provisions of the Holding Trust Note Indenture governing events of default and the remedies available thereunder will not provide protection to the holders of Holding Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Debt Service

AltaGas may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AltaGas may impair AltaGas' ability to satisfy its obligations under indebtedness held indirectly by the Trust. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AltaGas of its obligations under its indirect indebtedness to the Trust. Ultimately, this may result in lower levels of Cash Flow of the Trust and could reduce distributions to Unitholders.

The Operating Loans are unsecured and subject to customary covenants and financial tests which may in certain circumstances restrict AltaGas' ability to make distributions to AltaGas LP #2 and ultimately to Unitholders. The Medium Term Notes are subject to customary covenants and financial tests, including a restriction on total funded obligations as a ratio of total capitalization, and may in certain circumstances restrict AltaGas Operating Partnership's ability to make distributions to AltaGas and ultimately to Unitholders.

Structural and Contractual Subordination

In the event of a bankruptcy, liquidation or reorganization of AltaGas or AltaGas Operating Partnership, holders of their respective indebtedness and trade payables will generally be entitled to payment of their claims from the assets of AltaGas or AltaGas Operating Partnership, as applicable, before any assets are made available for distribution to the Trust. The Units are therefore effectively junior to indebtedness under the Operating Loans and the Medium Term Notes and most other liabilities (including trade payables) of AltaGas and AltaGas Operating Partnership. Neither AltaGas nor AltaGas Operating Partnership is limited in its ability (except pursuant to restrictive covenants under the Operating Loans and the Medium Term Notes) to incur secured or unsecured indebtedness.

AltaGas distributes a substantial portion of its cash flow to AltaGas LP #2 pursuant to an interest bearing loan agreement. Payments by AltaGas under this loan agreement are expressly subordinated to the prior payment in full of all indebtedness of AltaGas to third parties, including all indebtedness and obligations under the Operating Loans. Upon a default under the Operating Loans or the Medium Term Notes, AltaGas may be prevented from distributing cash to AltaGas LP #2 thereby ultimately reducing cash available for distribution to Unitholders.

Dependence on AltaGas

The Trust will be entirely dependent upon the success of the operations of AltaGas through its indirect ownership of AltaGas. Accordingly, the distributions to the Unitholders will be dependent on the ability of AltaGas to generate cash flow.

Taxation of AltaGas

Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Board of Directors of the General Partner expects this to be the case in respect of AltaGas and its interest expense on its indirect indebtedness to the Trust. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against AltaGas, it could have a materially adverse effect on the Cash Flow of the Trust available for distribution to Unitholders.

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability. There is no assurance that at the relevant time the Trust will have sufficient assets to be able to satisfy such indemnity.

The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon Unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel to the Trust, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) came into force, which provides that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

Deductibility of Expenses

Although the General Partner is of the view that all expenses to be claimed by the Trust, Holding Trust, AltaGas LP #1 and AltaGas LP #2 will be reasonable and deductible, there can be no assurance that the CRA will agree. If the CRA successfully challenges the deductibility of any such expenses, the return to Unitholders may be adversely affected.

Potential Conflicts of Interest

Circumstances may arise where directors and officers of AltaGas and the General Partner are directors or officers of other entities which are in competition to the interests of AltaGas and the Trust. Pursuant to an agreement with the Trust dated May 1, 2004, the Selling Unitholder is presently entitled to and has appointed two directors to the board of the General Partner. These directors are not elected by Unitholders. There may be situations in which the interests of Enbridge Inc. will conflict with those of the Trust and its subsidiaries, including AltaGas.

The General Partner owes a fiduciary duty to AltaGas and the Trust. While the General Partner has agreed to indemnify the Trust in certain circumstances, the General Partner may not have sufficient assets to honour such indemnification.

Risks Inherent in the Ongoing Business of AltaGas

The following are the primary risks associated with the business and affairs of AltaGas and should be considered carefully in light of the fact that the Trust depends entirely on the operations and assets of AltaGas for its cash flow, and thereby its ability to pay distributions to Unitholders. These risks are applicable to AltaGas' current operations and AltaGas' expected future operations.

Operating Risk

As AltaGas continues to grow and diversify its midstream energy business the risk profile of AltaGas may change. AltaGas may enter into or expand business components where there is greater economic exposure and more "at risk" capital. AltaGas' expectation of higher returns from these businesses justifies the level of risk. In addition, AltaGas enters into these businesses on the basis that these risks can be actively managed.

AltaGas' current operations are subject to the risks normally associated with the operation and development of natural gas and power facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of these events could increase AltaGas' costs and reduce its ability to process or transport natural gas or deliver power.

AltaGas believes that operational risk is best managed by maintaining control over the timing of capital expenditures, operational decisions and costs by becoming the operator of the facilities in which it invests. At the end of 2003, AltaGas operated 65 of its 67 field gathering and processing facilities, all of its transmission facilities and all of AltaGas Utilities' distribution assets.

AltaGas does not operate its extraction plant interests or the assets related to its power purchase agreement ("**PPA**") based arrangements. Failure by the operators of these facilities to operate at the cost or in the manner projected by AltaGas could negatively affect AltaGas' results.

Facility Throughput

The majority of AltaGas' gathering and processing facilities process or transport natural gas from the Western Canadian Sedimentary Basin. Continuing use of these systems is dependent on a number of factors including the level of exploration and development within the basin, remaining reserves and the ability of producers to discover or develop new reserves within the areas serviced by AltaGas' facilities, the longer term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' gathering and processing facilities is influenced by production of natural gas in the areas serviced by AltaGas. At all of its field gathering and processing facilities, AltaGas actively pursues opportunities to maintain or increase throughput and has been successful in offsetting production declines. AltaGas' contract provisions mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover its invested capital in a relatively short period of time. The majority of AltaGas' field processing facilities are skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

Market Risk

AltaGas is exposed to market risks resulting from movements in commodity prices and interest rates. AltaGas manages its exposure to these risks through the use of various physical and financial instruments.

AltaGas' Commodity Risk Management Policy details the parameters used to measure, monitor and report commodity price risks. It also includes risk management guidelines and objectives, risk tolerance and approved products. This policy prohibits the use of physical and financial instruments for speculative purposes.

Electricity Prices

AltaGas' revenue from electricity sales related to PPAs are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. AltaGas reduces its

exposure to floating electricity prices by supplying internal electrical demand requirements and locking in margins with financial instruments.

Natural Gas Liquids Fractionation Price

AltaGas' extraction business depends in part on the level of demand for and pricing of NGLs. AltaGas cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGLs prices and crude oil prices. As crude oil prices fall, NGLs prices will generally decrease subject to other factors that influence the supply and demand. All of AltaGas' ethane production is sold under cost of service type contracts under which AltaGas bears no commodity price risk. AltaGas' NGL production is sold under market based contracts, where AltaGas bears the market or commodity price risk, and under long term fixed fee revenue plus reimbursement of operating costs contracts, where AltaGas bears no commodity price risk. Approximately 50% of AltaGas' NGL production is sold under the latter type of contract where AltaGas bears no commodity price risk. The remaining NGLs are subject to the spread between the price received for the NGLs extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs.

Interest Rate

AltaGas is exposed to interest rate fluctuations on variable rate debt. AltaGas monitors its level of fixed to floating and variable rate debt instruments and from time to time interest rate swaps are used to help maintain balances of each commensurate with AltaGas' target to have 70% to 75% of its debt at fixed interest rates. At July 1, 2004, AltaGas had fixed interest rates on $200.0 million, or approximately 99.6%, of its floating rate debt through interest rate swaps. At July 1, 2004, approximately $300.0 million, or approximately 99.8%, of AltaGas' total debt, including its Medium Term Notes and swaps, was at fixed interest rates.

Weather

The Alberta Energy Utilities Board sets rates based upon a deemed capital structure, an allowed rate of return on common equity, an approved rate base and costs expected to be incurred by the utility assuming normal weather conditions. As customers are billed on an actual volume basis, the utility's ability to recover the allowed rate of return depends upon achieving the forecast distribution volumes under "normal weather" conditions. In addition, warmer than normal weather may result in lower than expected demand and a lower rate of return than allowed.

Regulatory

AltaGas' businesses are subject to regulation in the jurisdictions in which they carry on business. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulatory intervention. In the natural gas distribution business under return on rate base regulation, rates are set which allow the regulated entity the opportunity to cover its costs and earn a reasonable return. However there is no guarantee that the entity will earn its fair return because rates are set to cover future estimated costs based on future estimated demand and "normal weather" conditions and the entity's actual revenues may be more or less than the actual costs.

Credit Risk

AltaGas is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future financial obligations to AltaGas. AltaGas minimizes counterparty risk by conducting credit reviews on clients prior to providing services, by participating in contract negotiations to include credit mitigation clauses and by obtaining financial or performance assurances from clients. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short-form prospectus of AltaGas Income Trust (the Trust) dated July 29, 2004 relating to the distribution by Enbridge Inc. of 11,650,000 trust units of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short-form prospectus of our report to the shareholders of AltaGas Services Inc. on the consolidated balance sheets of AltaGas Services Inc. as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. Our report is dated February 13, 2004.

We also consent to the incorporation by reference in the above-mentioned short-form prospectus of our report to the Trustee of the Trust on the balance sheet of the Trust as at March 26, 2004. Our report is dated March 26, 2004.

We also consent to the incorporation by reference in the above-mentioned short-form prospectus of our report to the Trustee of the Trust on the unaudited pro forma balance sheet of the Trust as at December 31, 2003 and the unaudited pro forma statement of income for the year ended December 31, 2003. Our report is dated March 26, 2004.

Calgary, Alberta
July 29, 2004

Ernst & Young LLP
Chartered Accountants

CERTIFICATE OF THE TRUST

Date: July 29, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ALTAGAS INCOME TRUST
BY: ALTAGAS GENERAL PARTNER INC.

(signed) DAVID W. CORNHILL Chief Executive Officer	(signed) PATRICIA M. NEWSON Chief Financial Officer

On behalf of the Board of Directors:

(signed) MYRON F. KANIK Director	(signed) DARYL H. GILBERT Director

CERTIFICATE OF THE UNDERWRITERS

Date: July 29, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.	**CIBC WORLD MARKETS INC.**	**RBC DOMINION SECURITIES INC.**
BY: (signed) MARK HERMAN	BY: (signed) BRETT M. GELLNER	BY: (signed) TIMOTHY W. WATSON
BMO NESBITT BURNS INC.	**NATIONAL BANK FINANCIAL INC.**	**TD SECURITIES INC.**
BY: (signed) PHILIP D. LUNN	BY: (signed) ROBERT B. WONNACOTT	BY: (signed) DAVID I. HOLM

CLARUS SECURITIES INC.

BY: (signed) J. ALEXANDER WYLIE

HSBC SECURITIES (CANADA) INC.

BY: (signed) DEBORAH J. SIMKINS

CANACCORD CAPITAL CORPORATION	**FIRSTENERGY CAPITAL CORP.**	**PETERS & CO. LIMITED**
BY: (signed) KARL B. STADDON	BY: (signed) HUGH R. SANDERSON	BY: (signed) CAMERON E. PLEWES

NOVA SCOTIA

ALTAGAS INCOME TRUST

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

(72)

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ALTAGAS INCOME TRUST

Receipt for (Final) Short Form Prospectus dated **July 29th, 2004** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **29th** day of July, 2004.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project **#668623**

(43)

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2004-MC-2585

NUMÉRO DE PROJET SÉDAR: 668623

DOSSIER N° : 22696

Objet : AltaGas Income Trust
Demande de visa

Vu la demande présentée le 20 juillet 2004;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier*, L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») octroie le :

> visa pour le prospectus simplifié du 29 juillet 2004 de AltaGas Income Trust concernant le placement de 13 397 500 parts de fiducie à 19,75 $ chacune.
>
> Le visa prend effet le 29 juillet 2004.

(s) Marie-Christine Barrette
Marie-Christine Barrette
Chef du Service du financement des sociétés

SR/lb

(74)

AltaGas - News Release

RECEIVED

Strong Operational Performance Leads to Record Results for AltaGas Income Trust

CALGARY, Alberta, August 10, 2004: AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today released its financial results for the second quarter and six months ended June 30, 2004. AltaGas declared a distribution of $0.15 per Trust unit and limited partnership unit (Exchangeable unit) (collectively Units) payable on September 15, 2004 to holders of record on August 25, 2004.

"Our operational performance was exceptional during the second quarter of 2004, our first quarter as an income trust, and we have posted the strongest second quarter and six month financial results in our history," said David Cornhill, AltaGas' Chairman and Chief Executive Officer. "That operational performance was so strong that we achieved record operating income, even after absorbing in the second quarter $3.5 million in costs associated with our conversion to an income trust and $1.7 million in one time turnaround costs at our Bantry field processing facility." Mr. Cornhill added, "The outlook for the remainder of the year looks very positive. With the successful completion of our $88.5 million June equity offering our balance sheet is strong. We are working on several internal growth opportunities and expect to soon close our previously announced acquisitions of the Edmonton ethane extraction plant and PremStar Energy Canada Ltd."

HIGHLIGHTS

- Generated record funds from operations for the second quarter and the first six months of 2004. Funds from operations were $23.9 million for the second quarter of 2004 compared to $20.8 million for the second quarter of 2003 and $45.5 million for the first six months of 2004 compared to $42.7 million for the first six months of 2003.

- Increased second quarter net income to $11.9 million from $6.8 million for the same period of 2003. On a per Unit basis net income was $0.25 compared to $0.15 for the second quarter of 2003.

- Converted from a corporate structure to AltaGas Income Trust on May 1, 2004. The income trust structure will allow the Trust to reduce the cash tax liability of its corporate subsidiaries thereby increasing the amount of cash available for distribution to unitholders.

- Commenced monthly distributions of $0.15 per Unit on June 15, 2004 to holders of Units.

- Successfully closed on June 10, 2004, a public offering of 4,730,000 Trust units, raising gross proceeds of $88.5 million. Net proceeds of $83.8 million were applied to debt, reducing debt to total capitalization at June 30, 2004 to 39.9 percent from 52.2 percent at December 31, 2003.

- Implemented Premium Distribution™, Distribution Reinvestment, and Optional Unit Purchase Plans (DRIP) for eligible holders of Units. DRIP provides unitholders with the option to reinvest their distribution towards the purchase of new Trust units at a 5 percent discount to the average market price of AltaGas Trust units trading on the Toronto Stock Exchange or for eligible investors to elect to exchange such Trust units for a cash payment equal to 102 percent of such distribution. Complete details are available from investor relations or the Trust's website at www.altagas.ca.

- Finalized commercial arrangements regarding several strategic growth initiatives:

  On May 26, 2004 AltaGas announced it had entered into an agreement to acquire PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for approximately $22.0 million payable by way of 993,789 AltaGas Trust Units plus approximately $1.2 million cash. The PremStar group is one of Canada's leading energy agency businesses, specialized in the procurement and supply of energy to end use customers.

Continued to grow through internal expansion projects in the field gathering and processing component. AltaGas has spent approximately $6.0 million on various projects including the purchase of the remaining 25 percent of the Namaka field processing facility, the installation of booster compression at Marten Creek and construction of a pipeline at the Doris facility.

- On July 21, 2004 Enbridge Inc. sold 11,650,000 Trust units of AltaGas to a group of Canadian underwriters at a price of $19.75. This sale reduced Enbridge's interest in AltaGas from approximately 36 percent to 13 percent. Commenting on the transaction Mr.Cornhill said "We are very pleased with the strong market response and successful sale of our Units by Enbridge. Since Enbridge made its initial investment in AltaGas five years ago we have tripled our asset base and grown our market capitalization by six times to over one billion dollars. Enbridge has been a good investor and received very good returns on their investment. We are supportive of their disposition and are pleased with the opportunity to realize our full growth potential and deliver substantial unitholder value to an expanded unitholder base."

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis dated August 10, 2004 is a review of the results of operations and the liquidity and capital resources the AltaGas Income Trust (AltaGas or the Trust). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust, formerly AltaGas Services Inc. (ASI), for the three and six month periods ended June 30, 2004 and the notes thereto and with the financial statements and Management's Discussion and Analysis contained in ASI's annual report for the year ended December 31, 2003. The discussion and analysis of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust as the successor to AltaGas Services Inc.

Prospective data, comments and analysis are also provided wherever appropriate to assist investors to see the business from a management viewpoint. Such disclosure is subject to the reasonable constraints of maintaining the confidentiality of certain information which, if published could have an adverse impact on the competitive position of the Trust.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual Management's Discussion and Analysis and audited financial statements, 2003 Annual Report, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. voted in favour of a plan of arrangement to reorganize the business of AltaGas Services Inc. into an open-ended investment trust effective May 1, 2004. For each common share of AltaGas Services Inc., shareholders received either one AltaGas Income Trust unit or one Exchangeable unit of AltaGas Income Trust. As a result of implementing the reorganization, AltaGas Income Trust now indirectly holds through its partnerships and subsidiaries all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Holding Limited Partnership No.1, AltaGas Ltd., AltaGas Operating Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flow of AltaGas Income Trust is solely dependent on the results of the operating subsidiaries and is derived from dividends or returns of capital from common shares held and from interest earned on loans made by AltaGas Income Trust to the operating subsidiaries.

The Trust has incurred costs and charges to implement the conversion, which are anticipated to total approximately $14.4 million. In the second quarter of 2004 approximately $7.0 million has been charged to unitholders' capital, and $3.5 million has been charged to earnings. The balance is expected to be charged to earnings in the future.

DISTRIBUTIONS

AltaGas targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders. The distributions are determined giving consideration to the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of AltaGas.

On April 29, 2004, AltaGas announced that AltaGas Income Trust would commence monthly distributions of $0.15 for each Trust unit and Exchangeable unit on June 15, 2004 to holders of Trust units and holders of Exchangeable units. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month, or the following business day if it falls on a weekend or holiday. AltaGas paid its first distribution of $0.15 per unit on June 15, 2004 to unitholders of record on May 25, 2004 and paid $0.15 per unit on July 15, 2004 to unitholders of record on June 25, 2004. During the second quarter and first six months of 2004 the Trust paid distributions to unitholders of $6.9 million. At June 30, 2004, the Trust has accrued $7.7 million of distributions payable to unitholders related to the July 15, 2004 distribution. Distribution levels will be reviewed periodically giving consideration to AltaGas' growth-related initiatives, financial position, financing requirements, cash flow and other relevant factors. The following table summarizes AltaGas' dividend and distribution history [1]

(dollars)	2004	2003	2002	2001
First quarter	**$ 0.11**	$ 0.08	$ 0.06	$ 0.03
Second quarter	**0.30**	0.08	0.06	0.03
Third quarter	not applicable [1]	0.11	0.08	0.06
Fourth quarter	not applicable	0.11	0.08	0.06
	$ 0.41	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid from first quarter 2001 through first quarter 2004. Prior to December 2000 no dividends were paid. Monthly distributions began in second quarter of 2004.

(2) Monthly distributions of $0.15 per Unit have been declared for payment on both August 16, 2004 and September 15, 2004.

For income tax purposes the Trust expects that approximately 70 percent of the distributions declared in 2004 will be taxed as interest with the remaining 30 percent to be classified as a combination of dividends and return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their Units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of Units.

CONSOLIDATED RESULTS

Consolidated Financial Results ($ millions)	**Three months ended June 30** **2004**	2003[1]	**Six months ended June 30** **2004**	2003[1]
Revenue	**175.4**	168.4	**368.9**	372.7
Net revenue[2]	**59.5**	51.2	**116.7**	105.6
EBITDA[2]	**27.8**	27.4	**59.0**	58.1
Net income	**11.9**	6.8	**22.9**	17.0
Cash flows				
Funds generated from operations[2]	**23.9**	20.8	**45.5**	42.7
Net additions to capital assets	**6.2**	4.9	**20.5**	12.5
Distributable cash[2]	**22.4**	19.6	**42.2**	39.7
Distributions [3]	**14.6**	n/a	**19.7**	n/a
($ per unit)[4]				
EBITDA[4]	**0.59**	0.60	**1.27**	1.28
Net income[4]	**0.25**	0.15	**0.49**	0.38
Cash flows				
Funds generated from operations	**0.51**	0.45	**0.98**	0.94
Distributable cash	**0.48**	n/a	**0.91**	n/a
Distribution[3]	**0.30**	n/a	**0.41**	n/a
Units outstanding (millions)				
Basic	**46.9**	45.4	**46.4**	45.3
End of period	**51.2**	45.4	**51.2**	45.4

[1] Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations
[2] Non-GAAP financial measure. See discussion on page 5 and 6
[3] Dividends of $0.11 per share for Q1 2004, and distributions of $0.15 per unit paid in May, 2004 and accrued for in June, 2004
[4] Per Unit amounts are based on the Units outstanding during the period

AltaGas' net income for the second quarter and first half of 2004 is the highest net income AltaGas has generated in comparable periods since its formation and continues the growth trend achieved throughout its 10 year history. The driver for this performance is the exceptional operating performance from AltaGas' business components. The strong operational performance and the favorable impact of two months operation as a Trust and the associated reduced income tax expense more than offset one time costs related to AltaGas' Bantry facility turnaround in May, 2004 and the conversion to an income trust.

Revenue of $368.9 million for the first six months of 2004 is one percent lower than the same period last year due mainly to the lower average prices received for natural gas in the Natural Gas Distribution and Energy Services segments. For the three months ended June 30, 2004 revenue is up four percent to $175.4 million compared to the same period in 2003 on the strength of volume increases in all segments, and higher power prices in the power services component only partially offset by lower prices in the Natural Gas Distribution segment.

Net revenue (gross revenue less cost of sales) increased eleven percent for the first six months and sixteen percent for the second quarter 2004 compared to the same periods in 2003 due to volume increases. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales.

Volume increases in the Gathering and Processing segment were driven by well tie-ins, expansions, modifications at existing facilities and the Rainbow Lake and Mica Pouce Coupe field gathering and processing acquisitions in late 2003. In the Energy Services segment, power volumes sold were higher in the first half of 2004 over the same period of 2003, due to the addition on April 1, 2003 of volumes associated with the Genesee energy contract. Natural Gas Distribution sales volumes at AltaGas Utilities Inc. were up in 2004, for both the second quarter and six months, when compared to the same periods in 2003 based on an increased customer base.

Operating costs and general and administrative expense were both higher in the second quarter and first six months of 2004 compared to 2003. Operating costs increased due to the late 2003 field gathering and processing facilities acquisitions and due to a major turnaround required at the Bantry facility for $1.7 million. General and administrative expense increased due to $1.1 million cash costs related to the conversion to an income trust, an additional $2.4 million in non-cash compensation expense recorded as a result of all outstanding unvested employee trust unit options vesting effective May 1, 2004, and due to increased staffing required to support the Trust's growth. Amortization expense was up four percent for the six months of 2004 compared to the same period in the prior year and four percent for the second quarter of 2004 compared to 2003. The increases are due mainly to Gathering and Processing segment acquisitions and expansions during 2003 and the first half of 2004.

Interest expense was lower in the first six months of 2004 compared to the first six months of 2003 due to lower average debt outstanding combined with lower interest rates. Average debt outstanding is lower due to the strong cash generation experienced by AltaGas and due to the net proceeds of the June 2004 Trust unit offering being applied to debt.

AltaGas' income is subject to a variety of tax rates and rate reductions currently and in the future. Consequently there are several items which impact income tax expense and the effective tax rate from period to period. Income tax expense for the first half of 2004 was $5.3 million less than reported for the same period of 2003 even though income before tax was higher. As a result of AltaGas' conversion into an income trust, amortization expense exceeds capital cost allowance claimed, resulting in a reversal over time of the future income tax liability. AltaGas' first two months as a Trust resulted in a credit to income tax expense of $4.2 million. Also contributing to the variance from 2003 to 2004 in the effective income tax rate was a $0.7 million charge in the second quarter 2003 to future income tax liability to record the impact of federal rate and resource allowance adjustments. Income tax expense for the six months of 2004 was reduced by $0.7 million as a result of the application of a provincial rate reduction arising out of the March 19, 2004 Alberta Government's budget. The impact of recording a charge to income for compensation expense related to stock options, which has no current or future income tax implication, partially offset these rate reductions by $0.8 million.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this Management's Discussion and Analysis that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other Trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas. All amounts are in millions of Canadian dollars unless otherwise noted.

Funds generated from operations	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2004**	2003	**2004**	2003
Non-GAAP financial measure	**23.9**	20.8	**45.5**	42.7
Add (deduct): Net change in non-cash working capital	**1.0**	(2.2)	**3.6**	6.7
Cash from operations (GAAP financial measure)	**24.9**	18.6	**49.1**	49.4

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Trust's working capital in the period.

EBITDA	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2004**	2003	**2004**	2003
Non-GAAP financial measure	**27.8**	27.4	**59.0**	58.1
Deduct: Amortization	**(10.2)**	(9.8)	**(20.3)**	(19.60)
Operating Income (GAAP financial measure)	**17.6**	17.6	**38.7**	38.5

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in understanding the ability of the organization to generate cash and its ability to cover interest payments.

Distributable cash flow	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2004**	2003	**2004**	2003
Funds generated from operations	**23.9**	$20.8	**45.5**	42.7
Deduct: Maintenance capital expenditures	**(1.5)**	(1.2)	**(3.3)**	(3.0)
Distributable cash flow	**22.4**	19.6	**42.2**	39.7
Distributable cash flow per unit, basic	**0.48**	n/a	**0.91**	n/a

The distributable cash flow of AltaGas is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash flow can not be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

Net revenue	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2004**	2003	**2004**	2003
Non-GAAP financial measure	**59.5**	51.2	**116.7**	105.6
Add: Cost of sales	**115.9**	117.2	**252.2**	267.1
Revenue (GAAP financial measure)	**175.4**	168.4	**368.9**	372.7

In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects organic growth in the business than does revenue. This table reconciles the revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment to illustrate the relationship between these non-GAAP and GAAP measures where used throughout this Management's Discussion and Analysis.

RESULTS OF OPERATIONS BY SEGMENT

Operating income [1] ($ millions)	**Three months ended June 30** 2004	2003	**Six months ended June 30** 2004	2003
Gathering and Processing	**7.2**	9.0	**19.1**	18.7
Energy Services	**10.0**	8.3	**15.3**	14.3
Natural Gas Distribution	**0.4**	0.3	**4.3**	5.5
	17.6	17.6	**38.7**	38.5

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, and in the "other" component, AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial results ($ millions)	**Three months ended June 30** 2004	2003[1]	**Six months ended June 30** 2004	2003[1]
Revenue	**45.9**	39.3	**90.6**	82.7
Net revenue	**38.8**	33.0	**76.6**	67.2
Operating and administrative	**25.1**	17.8	**44.6**	36.2
Amortization expense	**6.5**	6.2	**12.9**	12.3
Operating income	**7.2**	9.0	**19.1**	18.7

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements for accounting for asset retirement obligations

Operating statistics	**Three months ended June 30** 2004	2003	**Six months ended June 30** 2004	2003
Field gathering and processing				
Capacity (Mmcf/d)	**906**	838	**906**	838
Throughput (gross Mmcf/d)[1]	**563**	510	**562**	522
Capacity utilization (percent)[1]	**62**	61		
Average working interest (percent)[2]	**89**	88	**89**	88
Extraction				
Inlet capacity (Mmcf/d)	**349**	349	**349**	349
Production (Bbls/d)	**9,337**	7,140	**9,678**	7,352
Transmission volumes (Mmcf/d) [1][3]	**415**	321	**405**	320

(1) Average for the period
(2) As at June 30
(3) Excludes condensate pipeline volumes

AltaGas natural gas processing capacity ranks the Trust in the top ten Canadian processors of natural gas and one of the top four largest Canadian midstream processors. The Gathering and Processing segment includes more than 6,000 kilometers of gathering lines, 69 natural gas processing plants, interests in four ethane and natural gas liquids (NGLs) extraction facilities and six transmission pipelines. These long-life assets provide service to a diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are generally volume driven. Future opportunities derive from the requirement that all natural gas must be processed to meet downstream pipeline specifications prior to

delivery to the end user. With its extensive gathering infrastructure and the mobile nature of its field gathering and processing plants, AltaGas can quickly redeploy assets in response to producer drilling activity, size facilities to meet demand while reducing operating costs and minimize the time required to bring new production on line, accelerating producer and AltaGas' cash flow.

Net revenue for AltaGas' Gathering and Processing segment was $76.6 million for the six months ended June 30, 2004, compared to $67.2 million for 2003 and $38.8 million for the second quarter of 2004 compared to $33.0 million for same period in 2003. Net revenue growth in this segment was the result of increased volumes processed in the field gathering and processing, extraction and transmission components.

In the field gathering and processing component volumes processed rose due to the December, 2003 acquisition of the Rainbow Lake facilities in northwestern Alberta and due to the record 253 well tie-ins experienced in AltaGas' operating areas during the first half of 2004. Gas drilling activity in the Western Canadian Sedimentary Basin continued to strengthen during the second quarter of 2004, resulting in 98 wells tied-in to AltaGas' field gathering and processing facilities in the second quarter compared with 62 well tie-ins during the same period in 2003. The strong tie-in activity, along with new volumes from the Rainbow Lake acquisition more than offset normal natural gas production declines and increased AltaGas' gross average throughput to 563 Mmcf/d during the second quarter of 2004 compared to 510 Mmcf/d during the second quarter of 2003. These volume increases resulted in field gathering and processing net revenue of $28.4 million in the second quarter of 2004 compared to $24.0 million during the same period in 2003 and $55.0 million and $48.3 million for the first six months of 2004 and 2003 respectively.

AltaGas continues to grow through its program of internal expansion. In the field gathering and processing component, the remaining 25 percent of the Namaka facility was purchased, booster compression was installed at the Marten Creek facility and at the Doris facility construction of a pipeline was completed that will open up access to new processing areas with the potential to double throughput by year-end. Both development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to throughput declines. During the first half of 2004, AltaGas invested approximately $6.0 million in these projects for throughput increases of approximately 11 Mmcf/d, and an additional $1.0 million in maintenance capital.

In the extraction component, processed volumes for the second quarter of 2004 increased substantially reaching 9,337 Bbls/d of NGLs compared to an average of 7,140 Bbls/d for the same period in 2003. Contributing to the increase were modifications made to the Empress EnCana extraction facility that increased ethane production effective the fourth quarter of 2003 as well as increased production at the Joffre ethane extraction plant compared to last year due to NGLs that were reinjected in the second quarter of 2003 as a result of lower gas to liquids price differential. As a result of the higher volumes processed and a favourable NGL pricing environment, net revenue for the extraction component grew 59 percent during the second quarter of 2004 compared to the second quarter of 2003, reaching $3.6 million.

Late in the first quarter of 2004, AltaGas entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) for BP's 48 2/3 percent interest in the Edmonton ethane extraction plant (EEEP) located at Edmonton, Alberta. AltaGas has invested $7.1 million as a deposit on this plant in the first half of 2004. The plant has a licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The acquisition will increase AltaGas' total net inlet extraction capacity to 539 Mmcf/d. AltaGas' share of plant products will be sold under long-term contracts and a long-term gas supply contract provides secure feedstock supply to EEEP. AltaGas will operate the facility and expects to close the acquisition in the third quarter of 2004 after the provincial government approval of the transfer of operator licenses to AltaGas. The $46.0 million purchase price was effective January 1, 2004 and will be reduced by EEEP's operating margin to that date to closing.

Net revenue in AltaGas' transmission component was flat for the second quarter of 2004 when compared to the same quarter of 2003 but up six percent on a year over year basis due to increased EnCana volume commitments on the Suffield transmission system.

ENERGY SERVICES

The Energy Services segment is comprised of the power services, gas services and oil and gas production components. The financial results of the power services component account for a significant portion of overall segment financial results and as such the commentary in this section will be restricted to the power services component.

Financial results ($ millions)	Three months ended June 30 2004	2003	Six months ended June 30 2004	2003
Revenue	**124.1**	120.9	**257.5**	270.5
Net revenue[(1)]	**14.6**	12.5	**24.4**	22.2
Operating income[(2)]	**10.0**	8.3	**15.3**	14.3

[(1)] Gross revenue less cost of sales
[(2)] Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating statistics	Three months ended June 30 2004	2003	Six months ended June 30 2004	2003
Volume of power sold (thousands of MWh)	**862**	861	**1,725**	1,521
Average price received on the sale of power ($/MWh)[(1)]	**49.88**	45.78	**47.83**	46.76
Alberta Power Pool average spot price ($/MWh)[(1)]	**60.07**	50.88	**54.43**	67.37

[(1)] Average for the period

In the second quarter of 2004 AltaGas had 453 megawatts of power capacity which represents approximately six percent of Alberta's total power capacity. AltaGas entered into the Genesee energy contract on April 1, 2003 and as a result volumes sold in the six month period ended June 30, 2004 are higher than volumes sold in the prior year's six month period. The power services component generated net revenue of $20.7 million for the first half of 2004 compared to $18.1 million for the same period in 2003 and $13.0 million for second quarter 2004 compared to $10.8 million in 2003. The result of the higher volumes sold and higher realized prices ($47.83 per MWh in 2004 compared to $46.76 per MWh in 2003) drove the increase in net revenues. The Alberta Electric System Operator (AESO) is entitled to recover or refund variances between revenues collected through transmission charges and expenses incurred by AESO through true up adjustments calculated quarterly. For 2004, the cumulative adjustment has resulted in a net charge to AltaGas' income of $0.6 million while for 2003 the amount was a credit to income of $1.6 million.

AltaGas does not engage in speculative trading of power but reduces its exposure to power price volatility by using a balanced portfolio of contracts to lock in power margins. The average price AltaGas received from power sales in the second quarter of 2004 was $49.88 per MWh compared to $45.78 per MWh in the second quarter of 2003. Average Alberta Power Pool spot prices were $60.07 per MWh and $50.88 per MWh in the second quarters of 2004 and 2003 respectively.

During the quarter AltaGas advanced an opportunity to build its low risk, fee for service, gas services component. On May 26, 2004, AltaGas announced that a subsidiary of the Trust executed a letter of intent to purchase the business of PremStar Energy Canada Ltd. for approximately $22.0 million payable by way of 993,789 Trust units issued from the Trust's treasury plus approximately $1.2 million cash. The PremStar group is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers located primarily in Ontario. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information. The transaction is expected to close in the third quarter of 2004.

In this segment, the Trust also reports the results of the oil and gas production component and the gas services component. AltaGas is not in the business of exploration and development of natural gas reserves. However, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AltaGas Utilities or AUI), AltaGas' one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

Financial Results ($ millions,)	**Three months ended June 30**		**Six months ended June 30**	
	2004	2003	**2004**	2003
Revenue	**20.6**	23.5	**68.7**	81.8
Net revenue[1]	**6.2**	5.8	**15.9**	16.4
Operating income[2]	**0.4**	0.3	**4.3**	5.5

[1] Gross revenue less cost of sales
[2] Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics[1]	**Three months ended June 30**		**Six months ended June 30**	
	2004	2003	**2004**	2003
Volume of natural gas distributed				
Sales (Bcf)	**2.2**	2.1	**7.8**	8.0
Transportation (Bcf)	**2.6**	2.2	**5.6**	4.1
Degree day variance (percent)[2]	**11.5**	15.4	**4.3**	10.7
Number of customers[3]	**59,266**	58,671	**59,266**	58,671

[1] AUI only
[2] Variance from 20 year average. Positive variances are favorable
[3] At June 30

In the first half of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $15.9 million compared to $16.4 million for the same period in 2003. This decrease is due partially to warmer weather in 2004 compared to the first half of 2003 and to the impact of completion of negotiations on AUI's general rate application filed with the Alberta Energy and Utilities Board (AEUB). Heritage Gas, 24.9 percent owned by AltaGas, activated its natural gas distribution system in late December 2003. Heritage Gas is in the initial stages of its planned growth and consequently has not had a material impact on AltaGas' consolidated results in the first half of 2004.

In the second quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $6.2 million compared to $5.8 million for the same period in 2003. This increase is due to higher sales and transportation volumes in 2004 compared to the second quarter of 2003. AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated cost of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service, less accumulated depreciation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity. Lower than anticipated cost rates for debt and common equity as negotiated and approved for 2003 resulted in a charge to net income of $0.5 million in the first quarter of 2004 related to previously recorded 2003 results. On July 2, 2004 the AEUB issued its Generic Cost of Capital decision. The decision established for AUI the 2004 rate of return on common equity at 9.6 percent and 2004 capital structure at 41 percent equity and 59 percent debt resulting in final allowable rates for interest expense and return on common equity.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

Summary of Eight Most Recently Completed Consolidated Quarterly Results[1]

($ millions)	Q2 04	Q1 04	Q4 03	Q3 03	Q2 03	Q1 03	Q4 02[2]	Q3 02
Net revenue	**59.5**	57.2	61.0	53.3	51.2	54.4	48.8	41.4
Net income	**11.9**	11.0	12.0	9.3	6.8	10.2	11.2	5.7
($ per unit)								
Earnings								
Basic	**0.25**	0.24	0.26	0.20	0.15	0.23	0.25	0.13
Diluted	**0.25**	0.24	0.26	0.20	0.15	0.22	0.25	0.13
Dividends/distributions[3]	**0.30**	0.11	0.11	0.11	0.08	0.08	0.08	0.0

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) Includes a pre-tax loss of $1.4 million

(3) The Trust pays a stable monthly distribution of $0.15 per Unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment, and seasonality in the business. The first and last quarters each year are AltaGas' most profitable on the basis of the contribution from the Natural Gas Distribution segment which, as a distributor of natural gas for heating purposes, reports higher earnings in colder periods than in warmer periods.

Excellent consolidated results for the third quarter of 2002 of $5.7 million in net income were the combined result of strong performance in the power services component with higher power prices, seasonally higher results in the Natural Gas Distribution segment and solid performance from all components in the Gathering and Processing segment. AltaGas' approach to managing fluctuations in the price of power by locking in margins through forward sales contributed to the gains in the power services component. Increased extraction production driven by stronger business fundamentals allowing AltaGas to utilize more of its available extraction capacity also had a positive impact on results. The Gathering and Processing segment continued to maintain throughput essentially at levels processed in prior periods even though producer activity slowed generally due to continued uncertainty over the strength of near term gas prices. The Board of Directors increased AltaGas' quarterly dividend to $0.08 per share from the $0.06 paid for the previous four quarters based on the strength of the business' ability to generate cash flows.

The fourth quarter of 2002 was the strongest quarter to that date for the Corporation at $11.2 million in net income on the basis of an increased customer base in the Natural Gas Distribution segment and from power sales which AltaGas commenced at the beginning of 2002. Fourth quarter 2002 net income was also higher than in the previous quarter of the year due to the higher seasonal contribution from the Natural Gas Distribution segment. The Suffield pipeline and Wabasca field gathering and processing facilities were acquired and construction of the Joffre ethane extraction plant was commissioned late in the quarter.

Net income of $10.2 million in the first quarter of 2003 set a new high for ASI for that period in a year. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of this performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity with a record 85 wells tied-in during the first quarter. Final commissioning of the Joffre ethane extraction plant provided volume increases in the extraction component and volumes in the transmission component were higher due to the Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs due to changes in process at the Transmission Authority, partially offset the gains made in the other segments. AltaGas commenced selling power on April 1, 2003 from the Genesee energy contract it entered into which arrangement provides for 100 megawatts of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received and by the increased volumes sold resulting from the Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the second quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were again the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002, the business drivers for which are those same ones responsible for the increases in each of the previous two quarters of 2003 when compared to the appropriate prior periods.

Operating results were very strong on the basis of contributions from the transmission, power services and extraction components. Late in the quarter modifications were completed to the EnCana-operated Empress extraction facility, increasing AltaGas' net production capability by an estimated 1,400 Bbls/d. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to announced changes in federal large corporations tax legislation, was still the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions and incremental power volumes sold from the Genesee energy contract and to the completion of modifications to increase ethane production at the EnCana-operated Empress extraction plant late in the third quarter of 2003.

First quarter 2004 produced another record net income of $11.0 million for that period in a year based on increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

Second quarter 2004 results are discussed in detail in an earlier section of this Management's Discussion and Analysis.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, AltaGas prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. AltaGas has determined that its hedging documentation meets the requirements of the Guideline and therefore there has been no impact on the consolidated financial statements.

Effective the first quarter of 2004, AltaGas' changed its accounting policy for stock-based compensation, now recognizing the compensation expense related to stock options in the financial statements according to the fair-value method. Prior to the change in policy, the Trust disclosed the impact of the accounting for stock options under the fair-value method on a pro-forma basis. Under the provisions set out by the CICA, AltaGas has adopted the change retroactively. The impact was to reduce retained earnings at January 1, 2004 by $332 thousand, and to reduce first quarter 2004 earnings by $136 thousand which amounts were based on the vesting status and exercise assumptions in existence at the end of the first quarter 2004. Subsequent to the conversion of AltaGas Services Inc. to an income trust all unvested options became fully vested. The charge to income in second quarter 2004 to reflect this early vesting was $2.4 million.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For further information on these critical accounting estimates, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power services component. Alberta Power Pool daily average spot prices ranged from $38.86 per MWh to $70.43 per MWh in the second quarter of 2004. Through the use of financial hedges on a portion of its power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At June 30, 2004 AltaGas had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $241.0 million drawn debt. Including AltaGas' medium term notes, the rate has been fixed on 88 percent of AltaGas' total debt. The amount of fixed rate debt was higher than AltaGas' target of 70 to 75 percent of total debt due to the proceeds of the equity offering being applied to debt.

CAPITAL EXPENDITURES

Capital expenditures by the Trust for the second quarter and first half of 2004 were $6.2 million and $20.5 million compared to $4.9 million and $12.5 million for the same respective periods of 2003 and are summarized as follows:

For the three months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.7	$ -	$ 0.8	$ 1.5
Growth	2.8	-	1.1	3.9
Administration	0.8	-	-	0.8
	$ 4.3	$ -	$ 1.9	$ 6.2

For the three months ended June 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.2	$ -	$ 1.0	$ 1.2
Growth	2.5	-	0.4	2.9
Administration	0.8	-	-	0.8
	$ 3.5	$ -	$ 1.4	$ 4.9

For the six months ended June 30, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Capital								
Maintenance	$	1.2	$	-	$	2.1	$	3.3
Growth		14.1		-		1.6		15.7
Administration		1.2		0.3		-		1.5
	$	16.5	$	0.3	$	3.7	$	20.5

For the six months ended June 30, 2003		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Capital								
Maintenance	$	0.6	$	0.5	$	1.9	$	3.0
Growth		6.6		-		0.9		7.5
Administration		1.6		0.3		-		1.9
	$	8.8	$	0.8	$	2.8	$	12.4

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations were $45.5 million in the first six months of 2004 compared to $42.7 million for the same period in 2003.

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2004. A description of the AltaGas' credit facilities can be found in Notes 6 and 7 to the consolidated financial statements included in ASI's 2003 Annual Report further updated in the Trust unit offering Final Short-Form Prospectus dated July 29, 2004.

The use of debt or equity funding is determined on the basis of AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. AltaGas Operating Partnership has $100 million in medium term notes outstanding and AltaGas Ltd. has access to prime loans, banker's acceptances and letters of credit though bank lines of approximately $425 million. At June 30, 2004 AltaGas Ltd had drawn debt of $241.0 million and letters of credit outstanding of $29.7 million. These two entities fund all operating subsidiaries. Consolidated cash and short term investments at June 30, 2004 of $40.3 million arising largely from proceeds of the June 10, 2004 equity offering were held to repay debt instruments at their due dates. If the cash and short term investments had been applied to the debt balance at June 30, 2004, net debt for the Trust would have been $300.7 million on which basis AltaGas' net debt to total capitalization ratio decreased to 39.9 percent at June 30, 2004 from 53.3 percent at June 30, 2003 and 52.2 percent at December 31, 2003. As an income trust, AltaGas targets a debt to total capitalization ratio between 45 percent and 50 percent.

On June 10, 2004 AltaGas Income Trust closed a public offering of 4,730,000 Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The offering included the concurrent exercise by the Underwriters of an over-

allotment option granted by AltaGas to purchase an additional 10 percent of the issue or 430,000 Trust units on the same terms. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million was approximately $83.8 million. The net proceeds were used to reduce bank indebtedness, which may be redrawn and used for general corporate purposes including AltaGas' ongoing capital program, funding the acquisition of the Edmonton ethane extraction plant and funding future acquisitions.

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (DRIP) for eligible holders of Trust units and Exchangeable units of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2. DRIP participation in the second quarter of 2004 averaged approximately 10 percent and generated $0.4 million in new equity through the issuance of 20,344 Trust units. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

Following AltaGas' announcement in March of its then proposed conversion to a trust Standard & Poor's (S&P) confirmed the rating on AltaGas' long term corporate credit at BBB- with a negative outlook and the rating on the senior unsecured debt at BBB-. The Dominion Bond Rating Service (DBRS) confirmed the rating of AltaGas Income Trust at BBB (low) with a stable trend and applied the same rating to AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership. AltaGas is currently seeking a trust stability rating from S&P and DBRS.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for Trust units and eligible securityholders also received Exchangeable units that are exchangeable into Trust units on a one for one basis. The Exchangeable units do not trade on the TSX.

As of July 31, 2004 the Trust has 39.1 million Trust units and 12.2 million Exchangeable units outstanding and a market capitalization of $1.0 billion based on a closing trading price on July 31, 2004 of $19.70 per Trust unit. There are 0.8 million Options exercisable under the terms of the Unit option agreement brought forward in the reorganization. All options under this plan have vested effective May 1, 2004.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

RELATED PARTIES

On March 19, 2004 AltaGas purchased 320,000 units of Taylor NGL Limited Partnership (Taylor) at a cost of $2.2 million. AltaGas' interest in Taylor after this purchase is 18.5 percent. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including the Joffre ethane extraction plant in which AltaGas has a 50 percent ownership interest.

On July 21, 2004 AltaGas announced that Enbridge Inc. sold 11,650,000 Trust units of AltaGas to a group of Canadian underwriters at a price of $19.75. This sale reduced Enbridge's interest in AltaGas from approximately 36 percent to 13 percent. In addition, the underwriters have been granted an over-allotment option to purchase an additional 1,747,500

Trust units at the issue price of $19.75 per unit at any time up to 30 days after closing of the offering anticipated on or about August 10, 2004. Should the over-allotment option be taken up Enbridge's interest in AltaGas would be reduced to under 10 percent.

OUTLOOK

The outlook for the balance of 2004 is expected to be very positive particularly due to the increased drilling activity in the Gathering and Processing segment. Drilling activity in the majority of AltaGas' operating areas is expected to remain strong given the favorable commodity pricing environment. In addition, exploitation of opportunities in existing businesses and processes are expected to increase processed volumes. In the Energy Services segment, power prices are expected to be higher providing improved earnings on the unhedged portion of the AltaGas' power portfolio.

UNITHOLDER LIMITED LIABILITY LEGISLATION

Legislation came into effect in Alberta on July 1, 2004 to provide limited liability for holders of trust units, similar to protection afforded to investors of corporations. The legislation covers events that occur on or after July 1, 2004 and extends to all unitholders of AltaGas Income Trust, which is registered in Alberta, including non-residents. The legislation does not remove the issue of unlimited liability for any acts or omissions that occurred prior to July 1, 2004.

Prior to the July 1 amendments, the legislation governing the creation of trusts did not contain explicit language which limited the liability of unitholders of the Trust to their equity investment in the Trust. As a result, there has existed a possibility that unitholders of the Trust may not be protected from liabilities of the Trust to the same extent as a shareholder of a publicly traded corporation and that potentially, unitholders could be liable for tort claims such as environmental claims. The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

ALTAGAS INCOME TRUST
(Formerly AltaGas Services Inc.)
CONSOLIDATED BALANCE SHEETS

($ thousands)	June 30, 2004 (unaudited)	December 31 2003
ASSETS		
Current assets		
Cash and short term investments	$ 40,261	$ -
Accounts receivable	86,652	88,463
Inventory	387	1,879
Other	2,430	5,806
	129,730	96,148
Capital assets	681,468	677,911
Energy services arrangements and contracts	98,029	101,035
Goodwill	18,860	18,860
Future income taxes	207	208
Investments and other assets	24,350	25,098
	$ 952,644	$ 919,260
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 67,711	$ 74,726
Distributions payable to unitholders	7,672	-
Short-term debt	2	4,493
Other	6,451	7,857
	81,836	87,076
Long-term debt	341,006	392,358
Asset retirement obligations	14,489	13,962
Future income taxes	62,622	62,537
	418,117	468,857
Unitholders' equity (note 3)	452,691	363,327
	$ 952,644	$ 919,260

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
(Formerly AltaGas Services Inc.)
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)

($ thousands except per unit amounts)	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
REVENUE				
Operating	**$ 175,069**	$ 168,076	**$ 368,198**	$ 372,359
Other	**332**	296	**722**	318
	175,401	168,372	**368,920**	372,677
EXPENSES				
Cost of sales	**115,924**	117,161	**252,253**	267,100
Operating and administrative	**31,668**	23,790	**57,716**	47,517
Amortization	**10,219**	9,835	**20,209**	19,597
	157,811	150,786	**330,178**	334,214
Operating income	**17,590**	17,586	**38,742**	38,463
Interest expense				
Short-term debt	**140**	679	**247**	1,376
Long-term debt	**5,195**	4,970	**10,623**	9,823
Income before income taxes	**12,255**	11,937	**27,872**	27,264
Income taxes	**366**	5,129	**4,944**	10,216
Net income	**11,889**	6,808	**22,928**	17,048
Unitholders' equity, beginning of period	**371,237**	345,833	**363,327**	338,546
Change in accounting policy (note 2)	**-**	-	**(332)**	-
Dividends	**-**	(3,626)	**(5,051)**	(7,253)
Distributions	**(14,604)**	-	**(14,604)**	-
Net issuance of shares and trust units	**81,814**	483	**83,600**	1,157
Addition to contributed surplus	**2,355**	-	**2,823**	-
Unitholders' equity, end of period	**$ 452,691**	$ 349,498	**$ 452,691**	$ 349,498
Net income per Unit (note 3)				
Basic	**$ 0.25**	$ 0.15	**$ 0.49**	$ 0.38
Diluted	**$ 0.25**	$ 0.15	**$ 0.48**	$ 0.38

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
(Formerly AltaGas Services Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

(Canadian $ thousands)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Cash from operations				
Net income	**$ 11,889**	$ 6,808	**$ 220,928**	$ 17,048
Items not involving cash:				
Amortization	**10,219**	9,835	**20,209**	19,597
Accretion of asset retirement obligations	**378**	364	**561**	583
Stock option compensation (note 2)	**2,355**	-	**2,491**	-
Future income taxes	**(438)**	3,708	**84**	5,311
(Gain) loss on sale of assets and investments	**(37)**	(48)	**40**	(46)
Equity income	**(502)**	(268)	**(955)**	(292)
Other	**110**	335	**174**	471
Funds generated from operations	**23,974**	20,734	**45,532**	42,672
Decrease in deferred revenue and other	**-**	(44)	**-**	(37)
Net change in non-cash working capital	**972**	(2,074)	**3,587**	6,718
	24,946	18,616	**49,119**	49,353
Investing activities				
Acquisition of capital assets	**(9,341)**	(5,642)	**(25,824)**	(14,716)
Disposition of capital assets	**-**	83	**-**	279
Acquisition of investments and other assets	**(64)**	(9,886)	**(2,249)**	(10,325)
Disposition of investments and other assets	**3,140**	-	**3,440**	1,480
	(6,265)	(15,445)	**(24,633)**	(23,282)
Financing activities				
Decrease in operating loans	**(53,303)**	(28)	**(55,843)**	(19,973)
Dividends	**-**	(3,626)	**(5,051)**	(7,253)
Distributions to unitholders	**(6,931)**	-	**(6,931)**	-
Net proceeds from issuance of shares and units (note 3)	**81,814**	483	**83,600**	1,155
	21,580	(3,171)	**15,775**	(26,071)
Change in cash and short term investments	**40,261**	-	**40,261**	-
Cash and short term investments, beginning of period	**-**	-	**-**	-
Cash and short term investments, end of period	**$ 40,261**	$ -	**$ 40,261**	$ -

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
(Formerly AltaGas Services Inc.)

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
($ thousands except per share amounts or where otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AltaGas Income Trust (the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of Trust units or Exchangeable units on a one for one basis. As a result, these unaudited interim consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. As a result, the comparative figures are those of ASI while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to June 30, 2004.

The Trust makes monthly cash distributions to unitholders of Trust units and Exchangeable units (Unitholders) based on the Trust's distribution policy.

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in ASI's annual consolidated financial statements for the fiscal year ended December 31, 2003, except as noted below in note 2. These interim consolidated financial statements for the quarter ending June 30, 2004 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in ASI's 2003 Annual Report.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Trust adopted the new Canadian Institute of Chartered Accountants standard for accounting for stock-based compensation (Section 3870), which requires the use of the fair value method to account for stock options. Based on the Black-Scholes option valuation model, stock options are valued at the date of the grant and recognized as compensation expense over their expected life.

This change in accounting policy has been adopted retroactively without restatement of individual prior periods. In accordance with Section 3870, only stock options issued on, or after, the initial adoption date of the section are recognized in the financial statements. No compensation expense is recorded for stock options issued and outstanding prior to January 1, 2002. This change in accounting policy resulted in a reduction of opening retained earnings for 2004 of $332 thousand with an offset to contributed surplus within unitholders' equity. Stock option compensation expense for the three months ended June 30, 2004 was $2.4 million (six months ended June 30, 2004 - $2.5 million) with corresponding offsets to contributed surplus.

3. Unitholders' Equity

Authorized:

- an unlimited number of Trust units
- 12,260,225 Exchangeable units

Unitholders' equity	**June 30 2004**	December 31 2003
Unitholders', shareholders' capital	**351,640**	268,040
Contributed surplus (note 2)	**2,823**	-
Accumulated earnings	**112,832**	95,287
Accumulated unitholders' distributions	**(14,604)**	-
Unitholders' equity	**452,691**	363,327

Trust units issued:	**Number of Units / Shares**	**Amount**
Common shares December 31, 2003	**36,716,844**	**$179,076**
Common shares issued for cash on exercise of options	**209,449**	**1,752**
Common shares issued for compensation	**2,000**	**39**
Common shares issued on conversion of preferred shares	**9,000,000**	**88,964**
Common shares repurchased and cancelled on trust conversion	**(45,928,293)**	**(269,831)**
Units issued on conversion (net of conversion costs)	**33,668,068**	**192,690**
Units issued on public unit offering (net of issuance costs)	**4,730,000**	**83,760**
Units issued for cash on exercise of options	**504,727**	**4,652**
Units issued under distribution reinvestment program	**20,344**	**370**
Units issued for exchangeable units	**14,480**	**83**
June 30, 2004	38,937,619	$ 281,555

Exchangeable units issued:	**Number of Units**	**Amount**
December 31, 2003	**-**	**-**
Issued (net of conversion costs)	**12,260,225**	**70,168**
Exchanged for Trust units	**(14,480)**	**(83)**
June 30, 2004	12,245,745	$70,085

Preferred shares issued:	**Number of Shares**	**Amount**
December 31, 2003	**9,000,000**	**$ 88,964**
Converted to common shares	**(9,000,000)**	**(88,964)**
June 30, 2004	**-**	**-**

Issued and outstanding, June 30, 2004	51,183,364	$351,640

Accumulated unitholders' distributions:	June 30 2004	June 30 2003
Accumulated unitholders' distributions December 31, 2003	-	-
Unitholders' distributions	(14,604)	-
June 30, 2004	**(14,604)**	**-**

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At June 30, 2004 3,800,000 units were reserved for issuance under the plan. To June 30, 2004 options granted under the plan generally had a term of ten years to expiry and vested no longer than over a four year period. Options outstanding under the plan have a weighted average exercise price of $9.61 and a weighted average remaining contractual life of 7.73 years.

As at May 1, 2004 all unvested options of ASI vested and all options were converted to options of the Trust. This accelerated vesting resulted in a stock option compensation expense of $2.4 million in the three month period ended June 30, 2004.

	Number of Options		Weighted Average Exercise Price
Stock options outstanding, December 31, 2003	1,506,362	$	8.74
Granted	107,000		15.07
Exercised	(714,176)		8.97
Cancelled	(32,375)		7.24
Unit options outstanding, June 30, 2004	**866,811**	**$**	**9.61**
Exercisable at June 30, 2004	**866,811**	**$**	**9.61**

The basic number of Units outstanding for the six months ended June 30, 2004 was 46.6 million (June 30, 2003 – 45.3 million ASI shares) and the diluted number of Units outstanding for the six months ended June 30, 2004 was 47.4 million (June 30, 2003 – 45.7 million ASI shares).

4. RELATED PARTY TRANSACTIONS

On March 18, 2004, the Trust purchased an additional 320,000 limited partnership units of Taylor NGL Limited Partnership (Taylor) for $2.2 million. The purchase resulted in a dilution of the Trust's ownership in Taylor from 19.2 to 18.5 percent and an unrealized dilution gain of $192 thousand.

5. SEGMENTED INFORMATION

AltaGas is a midstream energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The Trust has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end users and related services.

For the three months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 45,952	$ 124,092	$ 20,519	$ (15,162)	$ 175,401
Cost of sales	(7,185)	(109,432)	(14,339)	15,032	(115,924)
Operating and administrative expenses	(25,063)	(2,581)	(4,154)	130	(31,668)
Amortization	(6,506)	(2,105)	(1,608)	-	(10,219)
Operating income	$ 7,198	$ 9,974	$ 418	$ -	$ 17,590
Net additions to capital assets	$ 4,347	$ (40)	$ 1,904		$ 6,211
Segment assets	$ 655,842	$ 166,801	$ 130,001		$ 952,644

For the three months ended June 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 39,298	$ 120,867	$ 23,557	$ (15,350)	$ 168,372
Cost of sales	(6,340)	(108,372)	(17,688)	15,239	(117,161)
Operating and administrative expenses	(17,718)	(2,072)	(4,111)	111	(23,790)
Amortization	(6,197)	(2,097)	(1,541)	-	(9,835)
Operating income	$ 9,043	$ 8,326	$ 217	$ -	$ 17,586
Net additions to capital assets	$ 3,588	$ (42)	$ 1,421		$ 4,967
Segment assets	$ 584,748	$ 171,664	$ 125,189		$ 881,601

For the six months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 90,644	$ 257,501	$ 68,648	$ (47,873)	$ 368,920
Cost of sales	(14,085)	(233,081)	(52,726)	47,639	(252,253)
Operating and administrative expenses	(44,608)	(4,913)	(8,429)	234	(57,716)
Amortization	(12,782)	(4,237)	(3,190)	-	(20,209)
Operating income	$ 19,169	$ 15,270	$ 4,303	$ -	$ 38,742
Net additions to capital assets	$ 16,453	$ 262	$ 3,749		$ 20,464
Segment assets	$ 655,842	$ 166,801	$ 130,001		$ 952,644

For the six months ended June 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 82,665	$ 270,497	$ 81,831	$ (62,316)	$ 372,677
Cost of sales	(15,473)	(248,320)	(65,398)	62,091	(267,100)
Operating and administrative expenses	(36,233)	(3,623)	(7,886)	225	(47,517)
Amortization	(12,249)	(4,265)	(3,083)	-	(19,597)
Operating income	$ 18,710	$ 14,289	$ 5,464	$ -	$ 38,463
Net additions to capital assets	$ 8,858	$ 817	$ 2,816		$ 12,491
Segment assets	$ 584,788	$ 171,664	$ 125,189		$ 881,601

6. EMPLOYEE FUTURE BENEFITS

Substantially all full-time employees of the Company's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

The total benefit cost expensed for the three and six months ended June 30, 2004 is $0.3 million (2003 - $0.2 million) and $0.6 million (2003 - $0.5 million).

7. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Prior periods have been restated for the impacts of the December 31, 2003 adoption of CICA Handbook Section on accounting for asset retirement obligations.

8. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

9. SUBSEQUENT EVENTS

Consolidated cash and short term investments at June 30, 2004 of $40.3 million arising largely from proceeds of the June 10, 2004 equity offering were held to repay debt instruments at their due dates. The debt of $341.0 million at June 30, 2004 would have been $300.7 million had the cash and short term investments been used to pay down debt on June 30, 2004. However, the application of the short term investments to debt balances occurred as debt instruments matured during July 2004, with the amount fully applied to debt by July 27, 2004.

On March 18, 2004, the Trust announced that it entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) to acquire BP's 48 2/3 percent interest in the Edmonton ethane extraction plant located at Edmonton, Alberta for approximately $46 million. The transaction is expected to close in third quarter 2004 after receipt of the provincial government approval of the transfer of operator licenses to AltaGas.

On May 26, 2004, the Trust announced that it executed a letter of intent to purchase the business of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for approximately $22.0 million payable by way of 993,789 Trust units issued from the Trust's treasury plus $1.2 million cash. The transaction is conditional on the execution of a purchase and sale agreement, which is expected to occur in the third quarter of 2004.

On August 4, 2004 AltaGas Income Trust committed to purchase 20 percent of a public offering of 8,025,000 Taylor NGL Limited Partnership units at a price of $6.60 per unit or $10.6 million. As a result, AltaGas' ownership in Taylor will increase from 18.5 percent to approximately 18.9 percent of the outstanding limited partnership units of Taylor on closing of the offering anticipated to occur on or about August 19, 2004. This purchase is for investment purposes only and not for the purpose of influencing the control or direction of Taylor.

OTHER INFORMATION

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q2/04	Q1/04	Q4/03	Q3/03	Q2/03
Revenue					
Gathering and Processing					
Field gathering and processing	**29.2**	27.8	29.0	26.5	24.8
Extraction	**10.8**	10.4	10.3	8.8	8.6
Transmission	**6.4**	7.0	6.7	6.7	6.4
Intercomponent elimination	**(0.5)**	(0.5)	(0.5)	(0.9)	(0.5)
Energy Services	**124.1**	133.4	125.2	115.1	120.9
Natural Gas Distribution[(1)]	**20.6**	48.1	34.7	12.9	23.5
Intersegment elimination	**(15.2)**	(32.7)	(26.3)	(10.2)	(15.3)
	175.4	193.5	179.1	158.9	168.4
Net revenue					
Gathering and Processing					
Field gathering and processing	**29.3**	27.8	29.0	26.5	24.8
Extraction	**3.6**	3.5	3.6	2.2	2.3
Transmission	**6.4**	7.0	6.7	6.7	6.4
Intercomponent elimination	**(0.5)**	(0.5)	(0.5)	(0.9)	(0.5)
Energy Services	**14.6**	9.8	13.1	14.0	12.5
Natural Gas Distribution[(1)]	**6.2**	9.7	9.2	4.9	5.8
Intersegment elimination	**(0.1)**	(0.1)	(0.1)	(0.1)	(0.1)
	59.5	57.2	61.0	53.3	51.2
Operating income					
Gathering and Processing	**7.2**	12.0	13.5	10.2	9.0
Energy Services	**10.0**	5.3	8.7	9.5	8.3
Natural Gas Distribution[(1)]	**0.4**	3.9	3.7	(0.5)	0.3
	17.6	21.2	25.9	19.2	17.6

(1) Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.
Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q2/04	Q1/04	Q4/03	Q3/03	Q2/03
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) [(1)]	**906**	901	861	835	838
Processed throughput (gross Mmcf/d) [(2)]	**563**	560	523	514	510
Capacity utilization (percent) [(1)]	**62**	62	61	62	61
Average working interest (percent) [(1)]	**89**	87	90	88	88
Extraction					
Inlet capacity (Mmcf/d) [(1)]	**349**	349	349	349	349
Production (Bbls/d) [(2)]	**9,337**	10,020	9,159	6,428	7,140
Transmission volumes (Mmcf/d) [(2)(4)]	**415**	396	403	347	321
Energy Services					
Volume of power sold (thousands of MWh)	**862**	863	873	872	861
Price received on the sale of power ($/MWh) [(2)]	**49.88**	45.78	47.10	49.41	46.33
Average Alberta Power Pool prices ($/MWh) [(2)]	**60.07**	48.78	54.78	62.39	50.88
Natural Gas Distribution[(5)]					
Customers	**59,266**	59,528	59,543	58,941	58,671
Volume of natural gas distributed					
Sales (Bcf) [(6)]	**2.2**	5.5	4.5	1.3	2.1
Transportation (Bcf)	**2.6**	3.0	3.0	2.6	2.2
Degree day variance (percent) [(3)]	**11.5**	2.0	3.4	(5.9)	15.4

(1) At period end
(2) Quarter average
(3) Variance from 20-year average. Positive variances are favourable
(4) Excludes condensate transmission volumes
(5) Excludes Inuvik Gas Ltd. and Heritage Gas Limited operating statistics
(6) Q2 and Q3 natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

CONFERENCE CALL

AltaGas will hold a conference call on August 10, 2004 at 3:30 p.m. (ET) to comment on its 2004 second quarter results. The discussion will be followed by a question and answer period.

To participate in the conference call, you may dial 416-640-4127 or 1-800-814-4853 toll-free. Shortly after the conclusion of the live call, the replay will be available by dialing 416-640-1917 or 1-877-289-8525. The pass code is 21057238 followed by the pound key. The replay will expire at midnight (ET) on August 17, 2004.

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $900 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis_dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn_pfaefflin@altagas.ca

Website: www.altagas.ca

When used in this press release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

75

AltaGas NEWS RELEASE

RECEIVED 2005 ... 10 P 3:17 ... CORPORATE FINANCE

ENBRIDGE CLOSES SALE OF ALTAGAS INVESTMENT

CALGARY, Alberta, August 10, 2004 – AltaGas Income Trust ("AltaGas") announced today that Enbridge Inc. (Enbridge) has completed the previously announced sale of 11,650,000 Trust units of AltaGas to a group of Canadian underwriters at a price of $19.75. This sale reduces Enbridge's interest in AltaGas from approximately 36 percent to 13 percent.

Enbridge has granted the underwriters an over-allotment option to purchase an additional 1,747,500 AltaGas Trust units at the issue price of $19.75 per unit at any time up to 30 days after closing of the offering. Should the over-allotment option be taken up Enbridge's interest in AltaGas would be reduced to under 10 percent.

The sale, excluding the over-allotment, realized net proceeds to Enbridge of approximately $217 million.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totaling almost $950 million and a market capitalization of approximately $1 billion. Our steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements. AltaGas' Trust units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Trust Units in any jurisdiction. The Trust Units offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson (403) 691-7534	Marilyn Pfaefflin (403) 691-7540	
dennis.dawson@altagas.ca	marilyn.pfaefflin@altagas.ca	

Not for distribution to U.S. newswire services or for dissemination in the U.S.

76

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, David W. Cornhill, Chairman and Chief Executive Officer of AltaGas Income Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2004

(signed) "David W. Cornhill"

David W. Cornhill
Chairman and Chief Executive Officer

77

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Patricia M. Newson, Senior Vice President and Chief Financial Officer of AltaGas Income Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2004

(signed) "Patricia M. Newson"

Patricia M. Newson
Senior Vice President and Chief Financial Officer


AltaGas
Q2
2004

STRONG OPERATIONAL PERFORMANCE LEADS TO RECORD RESULTS FOR ALTAGAS INCOME TRUST

CALGARY, Alberta, August 10, 2004 - AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today released its financial results for th second quarter and six months ended June 30, 2004. AltaGas declared a distribution of $0.15 per Trust unit and limited partnership uni (Exchangeable unit) (collectively Units) payable on September 15, 2004 to holders of record on August 25, 2004.

"Our operational performance was exceptional during the second quarter of 2004, our first quarter as an income trust, and we have posted the stronges second quarter and six month financial results in our history," said David Cornhill, AltaGas' Chairman and Chief Executive Officer. "That operationa performance was so strong that we achieved record operating income, even after absorbing in the second quarter $3.5 million in costs associated with ou conversion to an income trust and $1.7 million in one time turnaround costs at our Bantry field processing facility." Mr. Cornhill added "The outlool for the remainder of the year looks very positive. With the successful completion of our $88.5 million June equity offering our balance sheet is strong. We are working on several internal growth opportunities and expect to soon close our previously announced acquisitions of the Edmonton ethane extractio plant and PremStar Energy Canada Ltd."

HIGHLIGHTS

- Generated record funds from operations for the second quarter and the first six months of 2004. Funds from operations were $23.9 million fo the second quarter of 2004 compared to $20.8 million for the second quarter of 2003 and $45.5 million for the first six months of 200 compared to $42.7 million for the first six months of 2003.

- Increased second quarter net income to $11.9 million from $6.8 million for the same period of 2003. On a per Unit basis net income was $0.2 compared to $0.15 for the second quarter of 2003.

- Converted from a corporate structure to AltaGas Income Trust on May 1, 2004. The income trust structure will allow the Trust to reduce th cash tax liability of its corporate subsidiaries thereby increasing the amount of cash available for distribution to unitholders.

- Commenced monthly distributions of $0.15 per Unit on June 15, 2004 to holders of Units.

- Successfully closed on June 10, 2004, a public offering of 4,730,000 Trust units, raising gross proceeds of $88.5 million. Net proceeds o $83.8 million were applied to debt, reducing debt to total capitalization at June 30, 2004 to 39.9 percent from 52.2 percent at December 31, 2003

- Implemented Premium Distribution™, Distribution Reinvestment, and Optional Unit Purchase Plans (DRIP) for eligible holders of Units. DRI provides unitholders with the option to reinvest their distribution towards the purchase of new Trust units at a 5 percent discount to the averag market price of AltaGas Trust units trading on the Toronto Stock Exchange or for eligible investors to elect to exchange such Trust units for cash payment equal to 102 percent of such distribution. Complete details are available from investor relations or the Trust's website a www.altagas.ca.

- Finalized commercial arrangements regarding several strategic growth initiatives:

  - On May 26, 2004 AltaGas announced it had entered into an agreement to acquire PremStar Energy Canada Ltd. and its subsidiaries ECNC Inc. and Energistics Group Inc. for approximately $22.0 million payable by way of 993,789 AltaGas Trust Units plus approximately $1. million cash. The PremStar group is one of Canada's leading energy agency businesses, specialized in the procurement and supply of energ to end use customers.

  - Continued to grow through internal expansion projects in the field gathering and processing component. AltaGas has spent approximatel $6.0 million on various projects including the purchase of the remaining 25 percent of the Namaka field processing facility, the installatio of booster compression at Marten Creek and construction of a pipeline at the Doris facility.

- On July 21, 2004 Enbridge Inc. sold 11,650,000 Trust units of AltaGas to a group of Canadian underwriters at a price of $19.75. This sale reduced Enbridge's interest in AltaGas from approximately 36 percent to 13 percent. Commenting on the transaction Mr.Cornhill said "We are very pleased with the strong market response and successful sale of our Units by Enbridge. Since Enbridge made its initial investment in AltaGas five years ago we have tripled our asset base and grown our market capitalization by six times to over one billion dollars. Enbridge has been a good investor and received very good returns on their investment. We are supportive of their disposition and are pleased with the opportunity to realize our full growth potential and deliver substantial unitholder value to an expanded unitholder base."

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis dated August 10, 2004 is a review of the results of operations and the liquidity and capital resources the AltaGas Income Trust (AltaGas or the Trust). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust, formerly AltaGas Services Inc. (ASI), for the three and six month periods ended June 30, 2004 and the notes thereto and with the financial statements and Management's Discussion and Analysis contained in ASI's annual report for the year ended December 31, 2003. The discussion and analysis of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust as the successor to AltaGas Services Inc.

Prospective data, comments and analysis are also provided wherever appropriate to assist investors to see the business from a management viewpoint. Such disclosure is subject to the reasonable constraints of maintaining the confidentiality of certain information which, if published could have an adverse impact on the competitive position of the Trust.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual Management's Discussion and Analysis and audited financial statements, 2003 Annual Report, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. voted in favour of a plan of arrangement to reorganize the business of AltaGas Services Inc. into an open-ended investment trust effective May 1, 2004. For each common share of AltaGas Services Inc., shareholders received either one AltaGas Income Trust unit or one Exchangeable unit of AltaGas Income Trust. As a result of implementing the reorganization, AltaGas Income Trust now indirectly holds through its partnerships and subsidiaries all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Holding Limited Partnership No.1, AltaGas Ltd., AltaGas Operating Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flow of AltaGas Income Trust is solely dependent on the results of the operating subsidiaries and is derived from dividends or returns of capital from common shares held and from interest earned on loans made by AltaGas Income Trust to the operating subsidiaries.

The Trust has incurred costs and charges to implement the conversion, which are anticipated to total approximately $14.4 million. In the second quarter of 2004 approximately $7.0 million has been charged to unitholders' capital, and $3.5 million has been charged to earnings. The balance is expected to be charged to earnings in the future.

DISTRIBUTIONS

AltaGas targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders. The distributions are determined giving consideration to the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of AltaGas.

On April 29, 2004, AltaGas announced that AltaGas Income Trust would commence monthly distributions of $0.15 for each Trust unit and Exchangeable unit on June 15, 2004 to holders of Trust units and holders of Exchangeable units. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month, or the following business day if it falls on a weekend or holiday. AltaGas paid its first distribution of $0.15 per unit on June 15, 2004 to unitholders of record on May 25, 2004 and paid $0.15 per unit on July 15, 2004 to unitholders of record on June 25, 2004. During the second quarter and first six months of 2004 the Trust paid distributions to unitholders of $6.9 million. At June 30, 2004, the Trust has accrued $7.7 million of distributions payable to unitholders related to the July 15, 2004 distribution. Distribution levels will be reviewed periodically giving consideration to AltaGas' growth-related initiatives, financial position, financing requirements, cash flow and other relevant factors. The following table summarizes AltaGas' dividend and distribution history.[1]

(dollars)	2004	2003	2002	2001
First quarter	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	0.30	0.08	0.06	0.03
Third quarter	not applicable[2]	0.11	0.08	0.06
Fourth quarter	not applicable	0.11	0.08	0.06
	$ 0.41	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid from first quarter 2001 through first quarter 2004. Prior to December 2000 no dividends were paid. Monthly distributions begin in second quarter of 2004.
(2) Monthly distributions of $0.15 per Unit have been declared for payment on both August 16, 2004 and September 15, 2004.

For income tax purposes the Trust expects that approximately 70 percent of the distributions declared in 2004 will be taxed as interest with the remaining 30 percent to be classified as a combination of dividends and return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their Units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of Units.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003[1]	2004	2003[1]
Revenue	175.4	168.4	368.9	372.7
Net revenue [2]	59.5	51.2	116.7	105.6
EBITDA [2]	27.8	27.4	59.0	58.1
Net income	11.9	6.8	22.9	17.0
Cash flows				
Funds generated from operations [2]	23.9	20.8	45.5	42.7
Net additions to capital assets	6.2	4.9	20.5	12.5
Distributable cash [2]	22.4	19.6	42.2	39.7
Distributions [3]	14.6	n/a	19.7	n/a
($ per unit) [4]				
EBITDA [4]	0.59	0.60	1.27	1.28
Net income [4]	0.25	0.15	0.49	0.38
Cash flows				
Funds generated from operations	0.51	0.45	0.98	0.94
Distributable cash	0.48	n/a	0.91	n/a
Distribution [3]	0.30	n/a	0.41	n/a
Units outstanding (millions)				
Basic	46.9	45.4	46.4	45.3
End of period	51.2	45.4	51.2	45.4

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations
(2) Non-GAAP financial measure. See discussion on page 5 and 6
(3) Dividends of $0.11 per share for Q1 2004, and distributions of $0.15 per unit paid in May, 2004 and accrued for in June, 2004
(4) Per Unit amounts are based on the Units outstanding during the period

AltaGas' net income for the second quarter and first half of 2004 is the highest net income AltaGas has generated in comparable periods since its formation and continues the growth trend achieved throughout its 10 year history. The driver for this performance is the exceptional operating performance from AltaGas' business components. The strong operational performance and the favorable impact of two months operation as a Trust and the associated reduced income tax expense more than offset one time costs related to AltaGas' Bantry facility turnaround in May, 2004 and the conversion to an income trust.

Revenue of $368.9 million for the first six months of 2004 is one percent lower than the same period last year due mainly to the lower average prices received for natural gas in the Natural Gas Distribution and Energy Services segments. For the three months ended June 30, 2004 revenue is up four percent to $175.4 million compared to the same period in 2003 on the strength of volume increases in all segments, and higher power prices in the power services component only partially offset by lower prices in the Natural Gas Distribution segment.

Net revenue (gross revenue less cost of sales) increased eleven percent for the first six months and sixteen percent for the second quarter 2004 compared to the same periods in 2003 due to volume increases. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales.

Volume increases in the Gathering and Processing segment were driven by well tie-ins, expansions, modifications at existing facilities and the Rainbow Lake and Mica Pouce Coupe field gathering and processing acquisitions in late 2003. In the Energy Services segment, power volumes sold were higher in the first half of 2004 over the same period of 2003, due to the addition on April 1, 2003 of volumes associated with the Genesee energy contract. Natural Gas Distribution sales volumes at AltaGas Utilities Inc. were up in 2004, for both the second quarter and six months, when compared to the same periods in 2003 based on an increased customer base.

Operating costs and general and administrative expense were both higher in the second quarter and first six months of 2004 compared to 2003. Operating costs increased due to the late 2003 field gathering and processing facilities acquisitions and due to a major turnaround required at the Bantry facility for $1.7 million. General and administrative expense increased due to $1.1 million cash costs related to the conversion to an income trust, an additional $2.4 million in non-cash compensation expense recorded as a result of all outstanding unvested employee trust unit options vesting effective May 1, 2004, and due to increased staffing required to support the Trust's growth. Amortization expense was up four percent for the six months of 2004 compared to the same period in the prior year and four percent for the second quarter of 2004 compared to 2003. The increases are due mainly to Gathering and Processing segment acquisitions and expansions during 2003 and the first half of 2004.

Interest expense was lower in the first six months of 2004 compared to the first six months of 2003 due to lower average debt outstanding combined with lower interest rates. Average debt outstanding is lower due to the strong cash generation experienced by AltaGas and due to the net proceeds of the June 2004 Trust unit offering being applied to debt.

AltaGas' income is subject to a variety of tax rates and rate reductions currently and in the future. Consequently there are several items which impact income tax expense and the effective tax rate from period to period. Income tax expense for the first half of 2004 was $5.3 million less than reported for the same period of 2003 even though income before tax was higher. As a result of AltaGas' conversion into an income trust, amortization expense exceeds capital cost allowance claimed, resulting in a reversal over time of the future income tax liability. AltaGas' first two months as a Trust resulted in a credit to income tax expense of $4.2 million. Also contributing to the variance from 2003 to 2004 in the effective income tax rate was a $0.7 million charge in the second quarter 2003 to future income tax liability to record the impact of federal rate and resource allowance adjustments. Income tax expense for the six months of 2004 was reduced by $0.7 million as a result of the application of a provincial rate reduction arising out of the March 19, 2004 Alberta Government's budget. The impact of recording a charge to income for compensation expense related to stock options, which has no current or future income tax implication, partially offset these rate reductions by $0.8 million.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this Management's Discussion and Analysis that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other Trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas. All amounts are in millions of Canadian dollars unless otherwise noted.

Funds Generated From Operations	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Non-GAAP financial measure	23.9	20.8	45.5	42.7
Add (deduct): Net change in non-cash working capital	1.0	(2.2)	3.6	6.7
Cash from operations (GAAP financial measure)	24.9	18.6	49.1	49.4

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Trust's working capital in the period.

EBITDA	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Non-GAAP financial measure	27.8	27.4	59.0	58.1
Deduct: Amortization	(10.2)	(9.8)	(20.3)	(19.6)
Operating Income (GAAP financial measure)	17.6	17.6	38.7	38.5

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in understanding the ability of the organization to generate cash and its ability to cover interest payments.

Distributable Cash Flow	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Funds generated from operations	23.9	20.8	45.5	42.7
Deduct: Maintenance capital expenditures	(1.5)	(1.2)	(3.3)	(3.0)
Distributable cash flow	22.4	19.6	42.2	39.7
Distributable cash flow per trust unit, basic	0.48	n/a	0.91	n/a

The distributable cash flow of AltaGas is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash flow can not be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

Net revenue	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Non-GAAP financial measure	59.5	51.2	116.7	105.6
Add: Cost of goods sold	115.9	117.2	252.2	267.1
Revenue (GAAP financial measure)	175.4	168.4	368.9	372.7

In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects organic growth in the business than does revenue. This table reconciles the revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment to illustrate the relationship between these non-GAAP and GAAP measures where used throughout this Management's Discussion and Analysis.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income [1]	Three months ended June 30		Six months ended June 30	
($ millions, unless otherwise noted)	2004	2003	2004	2003
Gathering and Processing	7.2	9.0	19.1	18.7
Energy Services	10.0	8.3	15.3	14.3
Natural Gas Distribution	0.4	0.3	4.3	5.5
	17.6	17.6	38.7	38.5

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, and in the "other" component, AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003 [1]	2004	2003 [1]
Revenue	45.9	39.3	90.6	82.7
Net revenue	38.8	33.0	76.6	67.2
Operating and administrative	25.1	17.8	44.6	36.2
Amortization expense	6.5	6.2	12.9	12.3
Operating income	7.2	9.0	19.1	18.7

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements on accounting for asset retirement obligations

Operating Statistics	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Field gathering and processing				
Capacity (Mmcf/d)	906	838	906	838
Throughput (gross Mmcf/d) [1]	563	510	562	522
Capacity utilization (percent) [1]	62	61		
Average working interest (percent) [2]	89	88	89	88
Extraction				
Inlet capacity (Mmcf/d)	349	349	349	349
Production (Bbls/d)	9,337	7,140	9,678	7,352
Transmission volumes (Mmcf/d) [1][3]	415	321	405	320

(1) Average for the period
(2) As at June 30
(3) Excludes condensate pipeline volumes

AltaGas natural gas processing capacity ranks the Trust in the top ten Canadian processors of natural gas and one of the top four largest Canadian midstream processors. The Gathering and Processing segment includes more than 6,000 kilometers of gathering lines,

69 natural gas processing plants, interests in four ethane and natural gas liquids (NGLs) extraction facilities and six transmission pipelines. These long-life assets provide service to a diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are generally volume driven. Future opportunities derive from the requirement that all natural gas must be processed to meet downstream pipeline specifications prior to delivery to the end user. With its extensive gathering infrastructure and the mobile nature of its field gathering and processing plants, AltaGas can quickly redeploy assets in response to producer drilling activity, size facilities to meet demand while reducing operating costs and minimize the time required to bring new production on line, accelerating producer and AltaGas' cash flow.

Net revenue for AltaGas' Gathering and Processing segment was $76.6 million for the six months ended June 30, 2004, compared to $67.2 million for 2003 and $38.8 million for the second quarter of 2004 compared to $33.0 million for same period in 2003. Net revenue growth in this segment was the result of increased volumes processed in the field gathering and processing, extraction and transmission components.

In the field gathering and processing component volumes processed rose due to the December, 2003 acquisition of the Rainbow Lake facilities in northwestern Alberta and due to the record 253 well tie-ins experienced in AltaGas' operating areas during the first half of 2004. Gas drilling activity in the Western Canadian Sedimentary Basin continued to strengthen during the second quarter of 2004, resulting in 98 wells tied-in to AltaGas' field gathering and processing facilities in the second quarter compared with 62 well tie-ins during the same period in 2003. The strong tie-in activity, along with new volumes from the Rainbow Lake acquisition more than offset normal natural gas production declines and increased AltaGas' gross average throughput to 563 Mmcf/d during the second quarter of 2004 compared to 510 Mmcf/d during the second quarter of 2003. These volume increases resulted in field gathering and processing net revenue of $28.4 million in the second quarter of 2004 compared to $24.0 million during the same period in 2003 and $55.0 million and $48.3 million for the first six months of 2004 and 2003 respectively.

AltaGas continues to grow through its program of internal expansion. In the field gathering and processing component, the remaining 25 percent of the Namaka facility was purchased, booster compression was installed at the Marten Creek facility and at the Doris facility construction of a pipeline was completed that will open up access to new processing areas with the potential to double throughput by year-end. Both development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to throughput declines. During the first half of 2004, AltaGas invested approximately $6.0 million in these projects for throughput increases of approximately 11 Mmcf/d, and an additional $1.0 million in maintenance capital.

In the extraction component, processed volumes for the second quarter of 2004 increased substantially reaching 9,337 Bbls/d of NGLs compared to an average of 7,140 Bbls/d for the same period in 2003. Contributing to the increase were modifications made to the Empress EnCana extraction facility that increased ethane production effective the fourth quarter of 2003 as well as increased production at the Joffre ethane extraction plant compared to last year due to NGLs that were reinjected in the second quarter of 2003 as a result of lower gas to liquids price differential. As a result of the higher volumes processed and a favourable NGL pricing environment, net revenue for the extraction component grew 59 percent during the second quarter of 2004 compared to the second quarter of 2003, reaching $3.6 million.

Late in the first quarter of 2004, AltaGas entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) for BP's 48 2/3 percent interest in the Edmonton ethane extraction plant (EEEP) located at Edmonton, Alberta. AltaGas has invested $7.1 million as a deposit on this plant in the first half of 2004. The plant has a licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The acquisition will increase AltaGas' total net inlet extraction capacity to 539 Mmcf/d. AltaGas' share of plant products will be sold under long-term contracts and a long-term gas supply contract provides secure feedstock supply to EEEP. AltaGas will operate the facility and expects to close the acquisition in the third quarter of 2004 after the provincial government approval of the transfer of operator licenses to AltaGas. The $46.0 million purchase price was effective January 1, 2004 and will be reduced by EEEP's operating margin to that date to closing.

Net revenue in AltaGas' transmission component was flat for the second quarter of 2004 when compared to the same quarter of 2003 but up six percent on a year over year basis due to increased EnCana volume commitments on the Suffield transmission system.

ENERGY SERVICES

The Energy Services segment is comprised of the power services, gas services and oil and gas production components. The financial results of the power services component account for a significant portion of overall segment financial results and as such the commentary in this section will be restricted to the power services component.

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Revenue	124.1	120.9	257.5	270.5
Net revenue(1)	14.6	12.5	24.4	22.2
Operating income(2)	10.0	8.3	15.3	14.3

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Volume of power sold (thousands of MWh)	862	861	1,725	1,521
Average price received on the sale of power ($/MWh)(1)	49.88	45.78	47.83	46.76
Alberta Power Pool average spot price ($/MWh)(1)	60.07	50.88	54.43	67.37

(1) Average for the period

In the second quarter of 2004 AltaGas had 453 megawatts of power capacity which represents approximately six percent of Alberta's total power capacity. AltaGas entered into the Genesee energy contract on April 1, 2003 and as a result volumes sold in the six month period ended June 30, 2004 are higher than volumes sold in the prior year's six month period. The power services component generated net revenue of $20.7 million for the first half of 2004 compared to $18.1 million for the same period in 2003 and $13.0 million for second quarter 2004 compared to $10.8 million in 2003. The result of the higher volumes sold and higher realized prices ($47.83 per MWh in 2004 compared to $46.76 per MWh in 2003) drove the increase in net revenues. The Alberta Electric System Operator (AESO) is entitled to recover or refund variances between revenues collected through transmission charges and expenses incurred by AESO through true up adjustments calculated quarterly. For 2004, the cumulative adjustment has resulted in a net charge to AltaGas' income of $0.6 million while for 2003 the amount was a credit to income of $1.6 million.

AltaGas does not engage in speculative trading of power but reduces its exposure to power price volatility by using a balanced portfolio of contracts to lock in power margins. The average price AltaGas received from power sales in the second quarter of 2004 was $49.88 per MWh compared to $45.78 per MWh in the second quarter of 2003. Average Alberta Power Pool spot prices were $60.07 per MWh and $50.88 per MWh in the second quarters of 2004 and 2003 respectively.

During the quarter AltaGas advanced an opportunity to build its low risk, fee for service, gas services component. On May 26, 2004, AltaGas announced that a subsidiary of the Trust executed a letter of intent to purchase the business of PremStar Energy Canada Ltd. for approximately $22.0 million payable by way of 993,789 Trust units issued from the Trust's treasury plus approximately $1.2 million cash. The PremStar group is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers located primarily in Ontario. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information. The transaction is expected to close in the third quarter of 2004.

In this segment, the Trust also reports the results of the oil and gas production component and the gas services component. AltaGas is not in the business of exploration and development of natural gas reserves. However, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AltaGas Utilities or AUI), AltaGas' one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Revenue	20.6	23.5	68.7	81.8
Net revenue[1]	6.2	5.8	15.9	16.4
Operating income[2]	0.4	0.3	4.3	5.5

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics[1]	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Volume of natural gas distributed				
Sales (Bcf)	2.2	2.1	7.8	8.0
Transportation (Bcf)	2.6	2.2	5.6	4.1
Degree day variance (percent)[2]	11.5	15.4	4.3	10.7
Number of customers[3]	59,266	58,671	59,266	58,671

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At June 30

In the first half of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $15.9 million compared to $16.4 million for the same period in 2003. This decrease is due partially to warmer weather in 2004 compared to the first half of 2003 and to the impact of completion of negotiations on AUI's general rate application filed with the Alberta Energy and Utilities Board (AEUB). Heritage Gas, 24.9 percent owned by AltaGas, activated its natural gas distribution system in late December 2003. Heritage Gas is in the initial stages of its planned growth and consequently has not had a material impact on AltaGas' consolidated results in the first half of 2004.

In the second quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $6.2 million compared to $5.8 million for the same period in 2003. This increase is due to higher sales and transportation volumes in 2004 compared to the second quarter of 2003. AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated cost of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service, less accumulated depreciation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity. Lower than anticipated cost rates for debt and common equity as negotiated and approved for 2003 resulted in a charge to net income of $0.5 million in the first quarter of 2004 related to previously recorded 2003 results. On July 2, 2004 the AEUB issued its Generic Cost of Capital decision. The decision established for AUI the 2004 rate of return on common equity at 9.6 percent and 2004 capital structure at 41 percent equity and 59 percent debt resulting in final allowable rates for interest expense and return on common equity.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

SUMMARY OF EIGHT MOST RECENT COMPLETED CONSOLIDATED QUARTERLY RESULTS[1]

($ millions)	Q2/04	Q1/04	Q4/03	Q3/03	Q2/03	Q1/03	Q4/02[2]	Q3/02
Net revenue	59.5	57.2	61.0	53.3	51.2	54.4	48.8	41.4
Net income	11.9	11.0	12.0	9.3	6.8	10.2	11.2	5.7
Earnings per unit								
Basic	0.25	0.24	0.26	0.20	0.15	0.23	0.25	0.13
Diluted	0.25	0.24	0.26	0.20	0.15	0.22	0.25	0.13
Dividends/distributions [3]	0.30	0.11	0.11	0.11	0.08	0.08	0.08	0.08

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) Includes a pre-tax loss of $1.4 million

(3) The Trust pays a stable monthly distribution of $0.15 per Unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment, and seasonality in the business. The first and last quarters each year are AltaGas' most profitable on the basis of the contribution from the Natural Gas Distribution segment which, as a distributor of natural gas for heating purposes, reports higher earnings in colder periods than in warmer periods.

Excellent consolidated results for the third quarter of 2002 of $5.7 million in net income were the combined result of strong performance in the power services component with higher power prices, seasonally higher results in the Natural Gas Distribution segment and solid performance from all components in the Gathering and Processing segment. AltaGas' approach to managing fluctuations in the price of power by locking in margins through forward sales contributed to the gains in the power services component. Increased extraction production driven by stronger business fundamentals allowing AltaGas to utilize more of its available extraction capacity also had a positive impact on results. The Gathering and Processing segment continued to maintain throughput essentially at levels processed in prior periods even though producer activity slowed generally due to continued uncertainty over the strength of near term gas prices. The Board of Directors increased AltaGas' quarterly dividend to $0.08 per share from the $0.06 paid for the previous four quarters based on the strength of the business' ability to generate cash flows.

The fourth quarter of 2002 was the strongest quarter to that date for the Corporation at $11.2 million in net income on the basis of an increased customer base in the Natural Gas Distribution segment and from power sales which AltaGas commenced at the beginning of 2002. Fourth quarter 2002 net income was also higher than in the previous quarter of the year due to the higher seasonal contribution from the Natural Gas Distribution segment. The Suffield pipeline and Wabasca field gathering and processing facilities were acquired and construction of the Joffre ethane extraction plant was commissioned late in the quarter.

Net income of $10.2 million in the first quarter of 2003 set a new high for ASI for that period in a year. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of this performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity with a record 85 wells tied-in during the first quarter. Final commissioning of the Joffre ethane extraction plant provided volume increases in the extraction component and volumes in the transmission component were higher due to the Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs due to changes in process at the Transmission Authority, partially offset the gains made in the other segments. AltaGas commenced selling power on April 1, 2003 from the Genesee energy contract it entered into which arrangement provides for 100 megawatts of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received and by the increased volumes sold resulting from the Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the second quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were again the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002, the business drivers for which are those same ones responsible for the increases in each of the previous two quarters of 2003 when compared to the appropriate prior periods.

Operating results were very strong on the basis of contributions from the transmission, power services and extraction components. Late in the quarter modifications were completed to the EnCana-operated Empress extraction facility, increasing AltaGas' net production capability by an estimated 1,400 Bbls/d. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to announced changes in federal large corporations tax legislation, was still the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions and incremental power volumes sold from the Genesee energy contract and to the completion of modifications to increase ethane production at the EnCana-operated Empress extraction plant late in the third quarter of 2003.

First quarter 2004 produced another record net income of $11.0 million for that period in a year based on increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

Second quarter 2004 results are discussed in detail in an earlier section of this Management's Discussion and Analysis.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, AltaGas prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. AltaGas has determined that its hedging documentation meets the requirements of the Guideline and therefore there has been no impact on the consolidated financial statements.

Effective the first quarter of 2004, AltaGas' changed its accounting policy for stock-based compensation, now recognizing the compensation expense related to stock options in the financial statements according to the fair-value method. Prior to the change in policy, the Trust disclosed the impact of the accounting for stock options under the fair-value method on a pro-forma basis. Under the provisions set out by the CICA, AltaGas has adopted the change retroactively. The impact was to reduce retained earnings at January 1, 2004 by $332 thousand, and to reduce first quarter 2004 earnings by $136 thousand which amounts were based on the vesting status and exercise assumptions in existence at the end of the first quarter 2004. Subsequent to the conversion of AltaGas Services Inc. to an income trust all unvested options became fully vested. The charge to income in second quarter 2004 to reflect this early vesting was $2.4 million.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For further information on these critical accounting estimates, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power services component. Alberta Power Pool daily average spot prices ranged from $38.86 per MWh to $70.43 per MWh in the second quarter of 2004. Through the use of financial hedges on a portion of its power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At June 30, 2004 AltaGas had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $241.0 million drawn debt. Including AltaGas' medium term notes, the rate has been fixed on 88 percent of AltaGas' total debt. The amount of fixed rate debt was higher than AltaGas' target of 70 to 75 percent of total debt due to the proceeds of the equity offering being applied to debt.

CAPITAL EXPENDITURES

Capital expenditures by the Trust for the second quarter and first half of 2004 were $6.2 million and $20.5 million compared to $4.9 million and $12.5 million for the same respective periods of 2003 and are summarized as follows:

For the three months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.7	$ -	$ 0.8	$ 1.5
Growth	2.8	-	1.1	3.9
Administration	0.8	-	-	0.8
	$ 4.3	-	$ 1.9	$ 6.2

For the three months ended June 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.2	$ -	$ 1.0	$ 1.2
Growth	2.5	-	0.4	2.9
Administration	0.8	-	-	0.8
	$ 3.5	$ -	$ 1.4	$ 4.9

For the six months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.2	$ -	$ 2.1	$ 3.3
Growth	14.1	-	1.6	15.7
Administration	1.2	0.3	-	1.5
	$ 16.5	$ 0.3	$ 3.7	20.5

For the six months ended June 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.6	$ 0.5	$ 1.9	$ 3.0
Growth	6.6	-	0.9	7.5
Administration	1.6	0.3	-	1.9
	$ 8.8	$ 0.8	$ 2.8	$ 12.4

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations were $45.5 million in the first six months of 2004 compared to $42.7 million for the same period in 2003.

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2004. A description of the AltaGas' credit facilities can be found in Notes 6 and 7 to the consolidated financial statements included in ASI's 2003 Annual Report further updated in the Trust unit offering Final Short-Form Prospectus dated July 29, 2004.

The use of debt or equity funding is determined on the basis of AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. AltaGas Operating Partnership has $100 million in medium term notes outstanding and AltaGas Ltd. has access to prime loans, banker's acceptances and letters of credit though bank lines of approximately $425 million. These two entities fund all operating subsidiaries. At June 30, 2004 AltaGas Ltd had drawn debt of $241.0 million and letters of credit outstanding of $29.7 million. Consolidated cash and short term investments at June 30, 2004 of $40.3 million arising largely from proceeds of the June 10, 2004 equity offering were held to repay debt instruments at their due dates. If the cash and short term investments had been applied to the debt balance at June 30, 2004, net debt for the Trust would have been $300.7 million on which basis AltaGas' net debt to total capitalization ratio decreased to 39.9 percent at June 30, 2004 from 53.3 percent at June 30, 2003 and 52.2 percent at December 31, 2003. As an income trust, AltaGas targets a debt to total capitalization ratio between 45 percent and 50 percent.

On June 10, 2004 AltaGas Income Trust closed a public offering of 4,730,000 Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The offering included the concurrent exercise by the Underwriters of an over-allotment option granted by AltaGas to purchase an additional 10 percent of the issue or 430,000 Trust units on the same terms. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million was approximately $83.8 million. The net proceeds were used to reduce bank indebtedness, which may be redrawn and used for general corporate purposes including AltaGas' ongoing capital program, funding the acquisition of the Edmonton ethane extraction plant and funding future acquisitions.

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (DRIP) for eligible holders of Trust units and Exchangeable units of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2. DRIP participation in the second quarter of 2004 averaged approximately 10 percent and generated $0.4 million in new equity through the issuance of 20,344 Trust units. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

Following AltaGas' announcement in March of its then proposed conversion to a trust Standard & Poor's (S&P) confirmed the rating on AltaGas' long term corporate credit at BBB- with a negative outlook and the rating on the senior unsecured debt at BBB-. The Dominion Bond Rating Service (DBRS) confirmed the rating of AltaGas Income Trust at BBB (low) with a stable trend and applied the same rating to AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership. AltaGas is currently seeking a trust stability rating from S&P and DBRS.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for Trust units and eligible securityholders also received Exchangeable units that are exchangeable into Trust units on a one for one basis. The Exchangeable units do not trade on the TSX.

As of July 31, 2004 the Trust has 39.1 million Trust units and 12.2 million Exchangeable units outstanding and a market capitalization of $1.0 billion based on a closing trading price on July 31, 2004 of $19.70 per Trust unit. There are 0.8 million Options exercisable under the terms of the Unit option agreement brought forward in the reorganization. All options under this plan have vested effective May 1, 2004.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

RELATED PARTIES

On March 19, 2004 AltaGas purchased 320,000 units of Taylor NGL Limited Partnership (Taylor) at a cost of $2.2 million. AltaGas' interest in Taylor after this purchase is 18.5 percent. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including the Joffre ethane extraction plant in which AltaGas has a 50 percent ownership interest.

On July 21, 2004 AltaGas announced that Enbridge Inc. sold 11,650,000 Trust units of AltaGas to a group of Canadian underwriters at a price of $19.75. This sale reduced Enbridge's interest in AltaGas from approximately 36 percent to 13 percent. In addition, the underwriters have been granted an over-allotment option to purchase an additional 1,747,500 Trust units at the issue price of $19.75 per unit at any time up to 30 days after closing of the offering anticipated on or about August 10, 2004. Should the over-allotment option be taken up Enbridge's interest in AltaGas would be reduced to under 10 percent.

OUTLOOK

The outlook for the balance of 2004 is expected to be very positive particularly due to the increased drilling activity in the Gathering and Processing segment. Drilling activity in the majority of AltaGas' operating areas is expected to remain strong given the favorable commodity pricing environment. In addition, exploitation of opportunities in existing businesses and processes are expected to increase processed volumes. In the Energy Services segment, power prices are expected to be higher providing improved earnings on the unhedged portion of the AltaGas' power portfolio.

UNITHOLDER LIMITED LIABILITY LEGISLATION

Legislation came into effect in Alberta on July 1, 2004 to provide limited liability for holders of trust units, similar to protection afforded to investors of corporations. The legislation covers events that occur on or after July 1, 2004 and extends to all unitholders of AltaGas Income Trust, which is registered in Alberta, including non-residents. The legislation does not remove the issue of unlimited liability for any acts or omissions that occurred prior to July 1, 2004.

Prior to the July 1 amendments, the legislation governing the creation of trusts did not contain explicit language which limited the liability of unitholders of the Trust to their equity investment in the Trust. As a result, there has existed a possibility that unitholders of the Trust may not be protected from liabilities of the Trust to the same extent as a shareholder of a publicly traded corporation and that potentially, unitholders could be liable for tort claims such as environmental claims. The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

($ thousands)	June 30 2004 (unaudited)	December 31 2003
ASSETS		
Current assets		
Cash and short term investments	$ 40,261	$ -
Accounts receivable	86,652	88,463
Inventory	387	1,879
Other	2,430	5,806
	129,730	96,148
Capital assets	681,468	677,911
Energy services arrangements and contracts	98,029	101,035
Goodwill	18,860	18,860
Future income taxes	207	208
Investments and other assets	24,350	25,098
	$ 952,644	$ 919,260
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 67,711	$ 74,726
Distributions payable to unitholders	7,672	-
Short-term debt	2	4,493
Other	6,451	7,857
	81,836	87,076
Long-term debt	341,006	392,358
Asset retirement obligations	14,489	13,962
Future income taxes	62,622	62,537
	418,117	468,857
Unitholders' equity (note 3)	452,691	363,327
	$ 952,644	$ 919,260

See accompanying notes to the consolidated financial statements

Unaudited ($ thousands except per Unit amounts)	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
REVENUE				
Operating	$ 175,069	$ 168,076	$ 368,198	$ 372,359
Other	332	296	722	318
	175,401	168,372	368,920	372,677
EXPENSES				
Cost of sales	115,924	117,161	252,253	267,100
Operating and administrative	31,668	23,790	57,716	47,517
Amortization	10,219	9,835	20,209	19,597
	157,811	150,786	330,178	334,214
Operating income	17,590	17,586	38,742	38,463
Interest expense				
Short-term debt	140	679	247	1,376
Long-term debt	5,195	4,970	10,623	9,823
Income before income taxes	12,255	11,937	27,872	27,264
Income taxes	366	5,129	4,944	10,216
Net income	11,889	6,808	22,928	17,048
Unitholders' equity, beginning of period	371,237	345,833	363,327	338,546
Change in accounting policy (note 2)	-	-	(332)	-
Dividends	-	(3,626)	(5,051)	(7,253)
Distributions	(14,604)		(14,604)	-
Net issuance of shares and trust units	81,814	483	83,600	1,157
Addition to contributed surplus	2,355	-	2,823	-
Unitholders' equity, end of period	$ 452,691	$ 349,498	$ 452,691	$ 349,498
Net income per Unit (note 3)				
Basic	$ 0.25	$ 0.15	$ 0.49	$ 0.38
Diluted	$ 0.25	$ 0.15	$ 0.48	$ 0.38

See accompanying notes to the consolidated financial statements

Unaudited ($ thousands)	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
Cash from operations				
Net income	$ 11,889	$ 6,808	$ 22,928	$ 17,048
Items not involving cash:				
Amortization	10,219	9,835	20,209	19,597
Accretion of asset retirement obligations	378	364	561	583
Stock option compensation (note 2)	2,355		2,491	-
Future income taxes	(438)	3,708	84	5,311
(Gain) loss on sale of assets and investments	(37)	(48)	40	(46)
Equity income	(502)	(268)	(955)	(292)
Other	110	335	174	471
Funds generated from operations	23,974	20,734	45,532	42,672
Decrease in deferred revenue and other	-	(44)	-	(37)
Net change in non-cash working capital	972	(2,074)	3,587	6,718
	24,946	18,616	49,119	49,353
Investing Activities				
Acquisition of capital assets	(9,341)	(5,642)	(25,824)	(14,716)
Disposition of capital assets	-	83	-	279
Acquisition of investments and other assets	(64)	(9,886)	(2,249)	(10,325)
Disposition of investments and other assets	3,140		3,440	1,480
	(6,265)	(15,445)	(24,633)	(23,282)
Financing Activities				
Decrease in operating loans	(53,303)	(28)	(55,843)	(19,973)
Dividends	-	(3,626)	(5,051)	(7,253)
Distributions to unitholders	(6,931)	-	(6,931)	-
Net proceeds from issuance of shares and units (note 3)	81,814	483	83,600	1,155
	21,580	(3,171)	(15,775)	(26,071)
Change in cash and short term investments	40,261	-	40,261	-
Cash and short term investments, beginning of period	-	-	-	-
Cash and short term investments, end of period	$ 40,261	$ -	$ 40,261	$ -

See accompanying notes to the consolidated financial statements

($ thousands except per share amounts or where otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AltaGas Income Trust (the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of Trust units or Exchangeable units on a one for one basis. As a result, these unaudited interim consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. As a result, the comparative figures are those of ASI while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to June 30, 2004.

The Trust makes monthly cash distributions to unitholders of Trust units and Exchangeable units (Unitholders) based on the Trust's distribution policy.

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in ASI's annual consolidated financial statements for the fiscal year ended December 31, 2003, except as noted below in note 2. These interim consolidated financial statements for the quarter ending June 30, 2004 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in ASI's 2003 Annual Report.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Trust adopted the new Canadian Institute of Chartered Accountants standard for accounting for stock-based compensation (Section 3870), which requires the use of the fair value method to account for stock options. Based on the Black-Scholes option valuation model, stock options are valued at the date of the grant and recognized as compensation expense over their expected life.

This change in accounting policy has been adopted retroactively without restatement of individual prior periods. In accordance with Section 3870, only stock options issued on, or after, the initial adoption date of the section are recognized in the financial statements. No compensation expense is recorded for stock options issued and outstanding prior to January 1, 2002. This change in accounting policy resulted in a reduction of opening retained earnings for 2004 of $332 thousand with an offset to contributed surplus within unitholders' equity. Stock option compensation expense for the three months ended June 30, 2004 was $2.4 million (six months ended June 30, 2004 was $2.5 million) with corresponding offsets to contributed surplus.

3. UNITHOLDERS' EQUITY

Authorized:

- an unlimited number of Trust units
- 12,260,225 Exchangeable units

Unitholder's Equity	June 30 2004	December 31 2003
Unitholders' / shareholders' capital	351,640	268,040
Contributed surplus (note 2)	2,823	-
Accumulated earnings	112,832	95,287
Accumulated unitholders' distributions	(14,604)	-
Unitholders' equity	452,691	363,327

Trust units issued:	Number of Units / Shares		Amount
Common shares December 31, 2003	36,716,844	$	179,076
Common shares issued for cash on exercise of options	209,449		1,752
Common shares issued for compensation	2,000		39
Common shares issued on conversion of preferred shares	9,000,000		88,964
Common shares repurchased and cancelled on trust conversion	(45,928,293)		(269,831)
Units issued on conversion (net of conversion costs)	33,668,068		192,690
Units issued on public unit offering (net of issuance costs)	4,730,000		83,760
Units issued for cash on exercise of options	504,727		4,652
Units issued under distribution reinvestment program	20,344		370
Units issued for exchangeable units	14,480		83
June 30, 2004	**38,937,619**	**$**	**281,555**

Exchangeable units issued:	Number of Units		Amount
December 31, 2003	-	$	-
Issued (net of conversion costs)	12,260,225		70,168
Exchanged for Trust units	(14,480)		(83)
June 30, 2004	**12,245,745**	**$**	**70,085**

Preferred shares issued:	Number of Shares		Amount
December 31, 2003	9,000,000	$	88,964
Converted to common shares	(9,000,000)		(88,964)
June 30, 2004	-		-
Issued and outstanding - June 30, 2004	**51,183,364**	**$**	**351,640**

Accumulated unitholders' distributions:	June 30 2004	June 30 2003
Accumulated unitholders' distributions December 31, 2003	-	-
Unitholders' distributions	(14,604)	-
June 30, 2004	**(14,604)**	-

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At June 30, 2004 3,800,000 units were reserved for issuance under the plan. To June 30, 2004 options granted under the plan generally had a term of ten years to expiry and vested no longer than over a four year period. Options outstanding under the plan have a weighted average exercise price of $9.61 and a weighted average remaining contractual life of 7.73 years.

As at May 1, 2004 all unvested options of ASI vested and all options were converted to options of the Trust. This accelerated vesting resulted in a stock option compensation expense of $2.4 million in the three month period ended June 30, 2004.

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, December 31, 2003	1,506,362	$ 8.74
Granted	107,000	15.07
Exercised	(714,176)	8.97
Cancelled	(32,375)	7.24
Unit options outstanding June 30, 2004	866,811	$ 9.61
Exercisable at June 30, 2004	866,811	$ 9.61

The basic number of Units outstanding for the six months ended June 30, 2004 was 46.6 million (June 30, 2003 - 45.3 million ASI shares) and the diluted number of Units outstanding for the six months ended June 30, 2004 was 47.4 million (June 30, 2003 - 45.7 million ASI shares).

4. RELATED PARTY TRANSACTIONS

On March 18, 2004, the Trust purchased an additional 320,000 limited partnership units of Taylor NGL Limited Partnership (Taylor) for $2.2 million. The purchase resulted in a dilution of the Trust's ownership in Taylor from 19.2 to 18.5 percent and an unrealized dilution gain of $192 thousand.

5. SEGMENTED INFORMATION

AltaGas is a midstream energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The Trust has three reportable segments:

Gathering and Processing - natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services - power services, gas services and oil and natural gas production.

Natural Gas Distribution - natural gas distribution to end users and related services.

SEGMENTED INFORMATION *continued*

For the three months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 45,952	$ 124,092	$ 20,519	$ (15,162)	$ 175,401
Cost of sales	(7,185)	(109,432)	(14,339)	15,032	(115,924)
Operating and administrative expenses	(25,063)	(2,581)	(4,154)	130	(31,668)
Amortization	(6,506)	(2,105)	(1,608)	–	(10,219)
Operating income	$ 7,198	$ 9,974	$ 418	$ –	$ 17,590
Net additions to capital assets	$ 4,347	$ (40)	$ 1,904		$ 6,211
Segment assets	$ 655,842	$ 166,801	$ 130,001		$ 952,644

For the three months ended June 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 39,298	$ 120,867	$ 23,557	$ (15,350)	$ 168,372
Cost of sales	(6,340)	(108,372)	(17,688)	15,239	(117,161)
Operating and administrative expenses	(17,718)	(2,072)	(4,111)	111	(23,790)
Amortization	(6,197)	(2,097)	(1,541)	–	(9,835)
Operating income	$ 9,013	$ 8,326	$ 217	$ –	$ 17,586
Net additions to capital assets	$ 3,588	$ (42)	$ 1,421		$ 4,967
Segment assets	$ 584,748	$ 171,664	$ 125,189		$ 881,601

For the six months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 90,644	$ 257,501	$ 68,648	$ (47,873)	$ 368,920
Cost of sales	(14,085)	(233,081)	(52,726)	47,639	(252,253)
Operating and administrative expenses	(44,608)	(4,913)	(8,429)	234	(57,716)
Amortization	(12,782)	(4,237)	(3,190)	–	(20,209)
Operating income	$ 19,169	$ 15,270	$ 4,303	$ –	$ 38,742
Net additions to capital assets	$ 16,453	$ 262	$ 3,749		$ 20,464
Segment assets	$ 655,842	$ 166,801	$ 130,001		$ 952,644

For the six months ended June 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 82,665	$ 270,497	$ 81,831	$ (62,316)	$ 372,677
Cost of sales	(15,473)	(248,320)	(65,398)	62,091	(267,100)
Operating and administrative expenses	(36,233)	(3,623)	(7,886)	225	(47,517)
Amortization	(12,249)	(4,265)	(3,083)	–	(19,597)
Operating income	$ 18,710	$ 14,289	$ 5,464	$	$ 38,463
Net additions to capital assets	$ 8,858	$ 817	$ 2,816		$ 12,491
Segment assets	$ 584,748	$ 171,664	$ 125,189		$ 881,601

6. EMPLOYEE FUTURE BENEFITS

Substantially all full-time employees of the Company's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

The total benefit cost expensed for the three and six months ended June 30, 2004 is $0.3 million (2003 - $0.2 million) and $0.6 million (2003 - $0.5 million).

7. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Prior periods have been restated for the impacts of the December 31, 2003 adoption of CICA Handbook Section on accounting for asset retirement obligations.

8. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

9. SUBSEQUENT EVENTS

Consolidated cash and short term investments at June 30, 2004 of $40.3 million arising largely from proceeds of the June 10, 2004 equity offering were held to repay debt instruments at their due dates. The debt of $341.0 million at June 30, 2004 would have been $300.7 million had the cash and short term investments been used to pay down debt on June 30, 2004. However, the application of the short term investments to debt balances occurred as debt instruments matured during July 2004, with the amount fully applied to debt by July 27, 2004.

On March 18, 2004, the Trust announced that it entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) to acquire BP's 48 2/3 percent interest in the Edmonton ethane extraction plant located at Edmonton, Alberta for approximately $46 million. The transaction is expected to close in third quarter 2004 after the provincial government approval of the transfer of operator licenses to AltaGas.

On May 26, 2004, the Trust announced that it executed a letter of intent to purchase the business of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for approximately $22 million payable by way of 993,789 Trust units issued from the Trust's treasury plus $1.2 million cash. The transaction is conditional on the execution of a purchase and sale agreement, which is expected to occur in the third quarter of 2004.

On August 4, 2004 AltaGas Income Trust committed to purchase 20 percent of a public offering of 8,025,000 Taylor NGL Limited Partnership units at a price of $6.60 per unit or $10.6 million. As a result, AltaGas' ownership in Taylor will increase from 18.5 percent to approximately 18.9 percent of the outstanding limited partnership units of Taylor on closing of the offering anticipated to occur on or about August 19, 2004. This purchase is for investment purposes only and not for the purpose of influencing the control or direction of Taylor.

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q2/04	Q1/04	Q4/03	Q3/03	Q2/03
Revenue					
Gathering and Processing					
Field gathering and processing	29.2	27.8	29.0	26.5	24.8
Extraction	10.8	10.4	10.3	8.8	8.6
Transmission	6.4	7.0	6.7	6.7	6.4
Intercomponent elimination	(0.5)	(0.5)	(0.5)	(0.9)	(0.5)
Energy Services	124.1	133.4	125.2	115.1	120.9
Natural Gas Distribution[1]	20.6	48.1	34.7	12.9	23.5
Intersegment elimination	(15.2)	(32.7)	(26.3)	(10.2)	(15.3)
	175.4	193.5	179.1	158.9	168.4
Net revenue					
Gathering and Processing					
Field gathering and processing	29.3	27.8	29.0	26.5	24.8
Extraction	3.6	3.5	3.6	2.2	2.3
Transmission	6.4	7.0	6.7	6.7	6.4
Intercomponent elimination	(0.5)	(0.5)	(0.5)	(0.9)	(0.5)
Energy Services	14.6	9.8	13.1	14.0	12.5
Natural Gas Distribution[1]	6.2	9.7	9.2	4.9	5.8
Intersegment elimination	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
	59.5	57.2	61.0	53.3	51.2
Operating income					
Gathering and Processing	7.2	12.0	13.5	10.2	9.0
Energy Services	10.0	5.3	8.7	9.5	8.3
Natural Gas Distribution[1]	0.4	3.9	3.7	(0.5)	0.3
	17.6	21.2	25.9	19.2	17.6

(1) Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q2/04	Q1/04	Q4/03	Q3/03	Q2/03
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) [1]	906	901	861	835	838
Processed throughput (gross Mmcf/d) [2]	563	560	523	514	510
Capacity utilization (percent) [1]	62	62	61	62	61
Average working interest (percent) [1]	89	87	90	88	88
Extraction					
Inlet capacity (Mmcf/d) [1]	349	349	349	349	349
Production (Bbls/d) [2]	9,337	10,020	9,159	6,428	7,140
Transmission volumes (Mmcf/d) [2] [4]	415	396	403	347	321
Energy Services					
Volume of power sold (thousands of MWh)	862	863	873	872	861
Price received on the sale of power ($/MWh) [2]	49.88	45.78	47.10	49.41	46.33
Average Alberta Power Pool prices ($/MWh) [2]	60.07	48.78	54.78	62.39	50.88
Natural Gas Distribution[5]					
Customers	59,266	59,528	59,543	58,941	58,671
Volume of natural gas distributed					
Sales (Bcf) [6]	2.2	5.5	4.5	1.3	2.1
Transportation (Bcf)	2.6	3.0	3.0	2.6	2.2
Degree day variance (percent) [3]	11.5	2.0	3.4	(5.0)	15.4

(1) At period end
(2) Quarter average
(3) Variance from 20-year average. Positive variances are favourable
(4) Excludes condensate transmission volumes
(5) Excludes Inuvik Gas Ltd. and Heritage Gas Limited operating statistics
(6) Q2 and Q3 2003 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour
Net revenue	gross revenue less the costs of the purchase of natural gas for resale and the costs to purchase power under power purchase arrangements

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $900 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

When used in this report, the words "anticipate," "estimate," and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis dated August 10, 2004 is a review of the results of operations and the liquidity and capital resources the AltaGas Income Trust (AltaGas or the Trust). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust, formerly AltaGas Services Inc. (ASI), for the three and six month periods ended June 30, 2004 and the notes thereto and with the financial statements and Management's Discussion and Analysis contained in ASI's annual report for the year ended December 31, 2003. The discussion and analysis of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust as the successor to AltaGas Services Inc.

Prospective data, comments and analysis are also provided wherever appropriate to assist investors to see the business from a management viewpoint. Such disclosure is subject to the reasonable constraints of maintaining the confidentiality of certain information which, if published could have an adverse impact on the competitive position of the Trust.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual Management's Discussion and Analysis and audited financial statements, 2003 Annual Report, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. voted in favour of a plan of arrangement to reorganize the business of AltaGas Services Inc. into an open-ended investment trust effective May 1, 2004. For each common share of AltaGas Services Inc., shareholders received either one AltaGas Income Trust unit or one Exchangeable unit of AltaGas Income Trust. As a result of implementing the reorganization, AltaGas Income Trust now indirectly holds through its partnerships and subsidiaries all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Holding Limited Partnership No.1, AltaGas Ltd., AltaGas Operating Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flow of AltaGas Income Trust is solely dependent on the results of the operating subsidiaries and is derived from dividends or returns of capital from common shares held and from interest earned on loans made by AltaGas Income Trust to the operating subsidiaries.

The Trust has incurred costs and charges to implement the conversion, which are anticipated to total approximately $14.4 million. In the second quarter of 2004 approximately $7.0 million has been charged to unitholders' capital, and $3.5 million has been charged to earnings. The balance is expected to be charged to earnings in the future.

DISTRIBUTIONS

AltaGas targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders. The distributions are determined giving consideration to the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of AltaGas.

On April 29, 2004, AltaGas announced that AltaGas Income Trust would commence monthly distributions of $0.15 for each Trust unit and Exchangeable unit on June 15, 2004 to holders of Trust units and holders of Exchangeable units. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month, or the following business day if it falls on a weekend or holiday. AltaGas paid its first distribution of $0.15 per unit on June 15, 2004 to unitholders of record on May 25, 2004 and paid $0.15 per unit on July 15, 2004 to unitholders of record on June 25, 2004. During the second quarter and first six months of 2004 the Trust paid distributions to unitholders of $6.9 million. At June 30, 2004, the Trust has accrued $7.7 million of distributions payable to unitholders related to the July 15, 2004 distribution. Distribution levels will be reviewed periodically giving consideration to AltaGas' growth-related initiatives, financial position, financing requirements, cash flow and other relevant factors. The following table summarizes AltaGas' dividend and distribution history.(1)

(dollars)	2004	2003	2002	2001
First quarter	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	0.30	0.08	0.06	0.03
Third quarter	not applicable(2)	0.11	0.08	0.06
Fourth quarter	not applicable	0.11	0.08	0.06
	$ 0.41	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid from first quarter 2001 through first quarter 2004. Prior to December 2000 no dividends were paid. Monthly distributions begin in second quarter of 2004.
(2) Monthly distributions of $0.15 per Unit have been declared for payment on both August 16, 2004 and September 15, 2004.

For income tax purposes the Trust expects that approximately 70 percent of the distributions declared in 2004 will be taxed as interest with the remaining 30 percent to be classified as a combination of dividends and return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their Units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of Units.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003(1)	2004	2003(1)
Revenue	175.4	168.4	368.9	372.7
Net revenue (2)	59.5	51.2	116.7	105.6
EBITDA (2)	27.8	27.4	59.0	58.1
Net income	11.9	6.8	22.9	17.0
Cash flows				
Funds generated from operations (2)	23.9	20.8	45.5	42.7
Net additions to capital assets	6.2	4.9	20.5	12.5
Distributable cash (2)	22.4	19.6	42.2	39.7
Distributions (3)	14.6	n/a	19.7	n/a
($ per unit) (4)				
EBITDA (4)	0.59	0.60	1.27	1.28
Net income (4)	0.25	0.15	0.49	0.38
Cash flows				
Funds generated from operations	0.51	0.45	0.98	0.94
Distributable cash	0.48	n/a	0.91	n/a
Distribution (3)	0.30	n/a	0.41	n/a
Units outstanding (millions)				
Basic	46.9	45.4	46.4	45.3
End of period	51.2	45.4	51.2	45.4

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations
(2) Non-GAAP financial measure. See discussion on page 5 and 6
(3) Dividends of $0.11 per share for Q1 2004, and distributions of $0.15 per unit paid in May, 2004 and accrued for in June, 2004
(4) Per Unit amounts are based on the Units outstanding during the period

AltaGas' net income for the second quarter and first half of 2004 is the highest net income AltaGas has generated in comparable periods since its formation and continues the growth trend achieved throughout its 10 year history. The driver for this performance is the exceptional operating performance from AltaGas' business components. The strong operational performance and the favorable impact of two months operation as a Trust and the associated reduced income tax expense more than offset one time costs related to AltaGas' Bantry facility turnaround in May, 2004 and the conversion to an income trust.

Revenue of $368.9 million for the first six months of 2004 is one percent lower than the same period last year due mainly to the lower average prices received for natural gas in the Natural Gas Distribution and Energy Services segments. For the three months ended June 30, 2004 revenue is up four percent to $175.4 million compared to the same period in 2003 on the strength of volume increases in all segments, and higher power prices in the power services component only partially offset by lower prices in the Natural Gas Distribution segment.

Net revenue (gross revenue less cost of sales) increased eleven percent for the first six months and sixteen percent for the second quarter 2004 compared to the same periods in 2003 due to volume increases. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales.

Volume increases in the Gathering and Processing segment were driven by well tie-ins, expansions, modifications at existing facilities and the Rainbow Lake and Mica Pouce Coupe field gathering and processing acquisitions in late 2003. In the Energy Services segment, power volumes sold were higher in the first half of 2004 over the same period of 2003, due to the addition on April 1, 2003 of volumes associated with the Genesee energy contract. Natural Gas Distribution sales volumes at AltaGas Utilities Inc. were up in 2004, for both the second quarter and six months, when compared to the same periods in 2003 based on an increased customer base.

Operating costs and general and administrative expense were both higher in the second quarter and first six months of 2004 compared to 2003. Operating costs increased due to the late 2003 field gathering and processing facilities acquisitions and due to a major turnaround required at the Bantry facility for $1.7 million. General and administrative expense increased due to $1.1 million cash costs related to the conversion to an income trust, an additional $2.4 million in non-cash compensation expense recorded as a result of all outstanding unvested employee trust unit options vesting effective May 1, 2004, and due to increased staffing required to support the Trust's growth. Amortization expense was up four percent for the six months of 2004 compared to the same period in the prior year and four percent for the second quarter of 2004 compared to 2003. The increases are due mainly to Gathering and Processing segment acquisitions and expansions during 2003 and the first half of 2004.

Interest expense was lower in the first six months of 2004 compared to the first six months of 2003 due to lower average debt outstanding combined with lower interest rates. Average debt outstanding is lower due to the strong cash generation experienced by AltaGas and due to the net proceeds of the June 2004 Trust unit offering being applied to debt.

AltaGas' income is subject to a variety of tax rates and rate reductions currently and in the future. Consequently there are several items which impact income tax expense and the effective tax rate from period to period. Income tax expense for the first half of 2004 was $5.3 million less than reported for the same period of 2003 even though income before tax was higher. As a result of AltaGas' conversion into an income trust, amortization expense exceeds capital cost allowance claimed, resulting in a reversal over time of the future income tax liability. AltaGas' first two months as a Trust resulted in a credit to income tax expense of $4.2 million. Also contributing to the variance from 2003 to 2004 in the effective income tax rate was a $0.7 million charge in the second quarter 2003 to future income tax liability to record the impact of federal rate and resource allowance adjustments. Income tax expense for the six months of 2004 was reduced by $0.7 million as a result of the application of a provincial rate reduction arising out of the March 19, 2004 Alberta Government's budget. The impact of recording a charge to income for compensation expense related to stock options, which has no current or future income tax implication, partially offset these rate reductions by $0.8 million.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this Management's Discussion and Analysis that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other Trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas. All amounts are in millions of Canadian dollars unless otherwise noted.

Funds Generated From Operations	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Non-GAAP financial measure	23.9	20.8	45.5	42.7
Add (deduct): Net change in non-cash working capital	1.0	(2.2)	3.6	6.7
Cash from operations (GAAP financial measure)	24.9	18.6	49.1	49.4

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Trust's working capital in the period.

EBITDA	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Non-GAAP financial measure	27.8	27.4	59.0	58.1
Deduct: Amortization	(10.2)	(9.8)	(20.3)	(19.6)
Operating Income (GAAP financial measure)	17.6	17.6	38.7	38.5

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in understanding the ability of the organization to generate cash and its ability to cover interest payments.

Distributable Cash Flow	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Funds generated from operations	23.9	20.8	45.5	42.7
Deduct: Maintenance capital expenditures	(1.5)	(1.2)	(3.3)	(3.0)
Distributable cash flow	22.4	19.6	42.2	39.7
Distributable cash flow per trust unit, basic	0.48	n/a	0.91	n/a

The distributable cash flow of AltaGas is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash flow can not be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

Net revenue	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Non-GAAP financial measure	59.5	51.2	116.7	105.6
Add: Cost of goods sold	115.9	117.2	252.2	267.1
Revenue (GAAP financial measure)	175.4	168.4	368.9	372.7

In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects organic growth in the business than does revenue. This table reconciles the revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment to illustrate the relationship between these non-GAAP and GAAP measures where used throughout this Management's Discussion and Analysis.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income (1)	Three months ended June 30		Six months ended June 30	
($ millions, unless otherwise noted)	2004	2003	2004	2003
Gathering and Processing	7.2	9.0	19.1	18.7
Energy Services	10.0	8.3	15.3	14.3
Natural Gas Distribution	0.4	0.3	4.3	5.5
	17.6	17.6	38.7	38.5

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, and in the "other" component, AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003 (1)	2004	2003 (1)
Revenue	45.9	39.3	90.6	82.7
Net revenue	38.8	33.0	76.6	67.2
Operating and administrative	25.1	17.8	44.6	36.2
Amortization expense	6.5	6.2	12.9	12.3
Operating income	7.2	9.0	19.1	18.7

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements on accounting for asset retirement obligations

Operating Statistics	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Field gathering and processing				
Capacity (Mmcf/d)	906	838	906	838
Throughput (gross Mmcf/d)(1)	563	510	562	522
Capacity utilization (percent)(1)	62	61		
Average working interest (percent)(2)	89	88	89	88
Extraction				
Inlet capacity (Mmcf/d)	349	349	349	349
Production (Bbls/d)	9,337	7,140	9,678	7,352
Transmission volumes (Mmcf/d) (1)(3)	415	321	405	320

(1) Average for the period

(2) As at June 30

(3) Excludes condensate pipeline volumes

AltaGas natural gas processing capacity ranks the Trust in the top ten Canadian processors of natural gas and one of the top four largest Canadian midstream processors. The Gathering and Processing segment includes more than 6,000 kilometers of gathering lines,

69 natural gas processing plants, interests in four ethane and natural gas liquids (NGLs) extraction facilities and six transmission pipelines. These long-life assets provide service to a diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are generally volume driven. Future opportunities derive from the requirement that all natural gas must be processed to meet downstream pipeline specifications prior to delivery to the end user. With its extensive gathering infrastructure and the mobile nature of its field gathering and processing plants, AltaGas can quickly redeploy assets in response to producer drilling activity, size facilities to meet demand while reducing operating costs and minimize the time required to bring new production on line, accelerating producer and AltaGas' cash flow.

Net revenue for AltaGas' Gathering and Processing segment was $76.6 million for the six months ended June 30, 2004, compared to $67.2 million for 2003 and $38.8 million for the second quarter of 2004 compared to $33.0 million for same period in 2003. Net revenue growth in this segment was the result of increased volumes processed in the field gathering and processing, extraction and transmission components.

In the field gathering and processing component volumes processed rose due to the December, 2003 acquisition of the Rainbow Lake facilities in northwestern Alberta and due to the record 253 well tie-ins experienced in AltaGas' operating areas during the first half of 2004. Gas drilling activity in the Western Canadian Sedimentary Basin continued to strengthen during the second quarter of 2004, resulting in 98 wells tied-in to AltaGas' field gathering and processing facilities in the second quarter compared with 62 well tie-ins during the same period in 2003. The strong tie-in activity, along with new volumes from the Rainbow Lake acquisition more than offset normal natural gas production declines and increased AltaGas' gross average throughput to 563 Mmcf/d during the second quarter of 2004 compared to 510 Mmcf/d during the second quarter of 2003. These volume increases resulted in field gathering and processing net revenue of $28.4 million in the second quarter of 2004 compared to $24.0 million during the same period in 2003 and $55.0 million and $48.3 million for the first six months of 2004 and 2003 respectively.

AltaGas continues to grow through its program of internal expansion. In the field gathering and processing component, the remaining 25 percent of the Namaka facility was purchased, booster compression was installed at the Marten Creek facility and at the Doris facility construction of a pipeline was completed that will open up access to new processing areas with the potential to double throughput by year-end. Both development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to throughput declines. During the first half of 2004, AltaGas invested approximately $6.0 million in these projects for throughput increases of approximately 11 Mmcf/d, and an additional $1.0 million in maintenance capital.

In the extraction component, processed volumes for the second quarter of 2004 increased substantially reaching 9,337 Bbls/d of NGLs compared to an average of 7,140 Bbls/d for the same period in 2003. Contributing to the increase were modifications made to the Empress EnCana extraction facility that increased ethane production effective the fourth quarter of 2003 as well as increased production at the Joffre ethane extraction plant compared to last year due to NGLs that were reinjected in the second quarter of 2003 as a result of lower gas to liquids price differential. As a result of the higher volumes processed and a favourable NGL pricing environment, net revenue for the extraction component grew 59 percent during the second quarter of 2004 compared to the second quarter of 2003, reaching $3.6 million.

Late in the first quarter of 2004, AltaGas entered into a purchase and sale agreement with BP Canada Energy Resources Company (BP) for BP's 48 2/3 percent interest in the Edmonton ethane extraction plant (EEEP) located at Edmonton, Alberta. AltaGas has invested $7.1 million as a deposit on this plant in the first half of 2004. The plant has a licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The acquisition will increase AltaGas' total net inlet extraction capacity to 539 Mmcf/d. AltaGas' share of plant products will be sold under long-term contracts and a long-term gas supply contract provides secure feedstock supply to EEEP. AltaGas will operate the facility and expects to close the acquisition in the third quarter of 2004 after the provincial government approval of the transfer of operator licenses to AltaGas. The $46.0 million purchase price was effective January 1, 2004 and will be reduced by EEEP's operating margin to that date to closing.

Net revenue in AltaGas' transmission component was flat for the second quarter of 2004 when compared to the same quarter of 2003 but up six percent on a year over year basis due to increased EnCana volume commitments on the Suffield transmission system.

ENERGY SERVICES

The Energy Services segment is comprised of the power services, gas services and oil and gas production components. The financial results of the power services component account for a significant portion of overall segment financial results and as such the commentary in this section will be restricted to the power services component.

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Revenue	124.1	120.9	257.5	270.5
Net revenue[1]	14.6	12.5	24.4	22.2
Operating income[2]	10.0	8.3	15.3	14.3

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Volume of power sold (thousands of MWh)	862	861	1,725	1,521
Average price received on the sale of power ($/MWh)[1]	49.88	45.78	47.83	46.76
Alberta Power Pool average spot price ($/MWh)[1]	60.07	50.88	54.43	67.37

(1) Average for the period

In the second quarter of 2004 AltaGas had 453 megawatts of power capacity which represents approximately six percent of Alberta's total power capacity. AltaGas entered into the Genesee energy contract on April 1, 2003 and as a result volumes sold in the six month period ended June 30, 2004 are higher than volumes sold in the prior year's six month period. The power services component generated net revenue of $20.7 million for the first half of 2004 compared to $18.1 million for the same period in 2003 and $13.0 million for second quarter 2004 compared to $10.8 million in 2003. The result of the higher volumes sold and higher realized prices ($47.83 per MWh in 2004 compared to $46.76 per MWh in 2003) drove the increase in net revenues. The Alberta Electric System Operator (AESO) is entitled to recover or refund variances between revenues collected through transmission charges and expenses incurred by AESO through true up adjustments calculated quarterly. For 2004, the cumulative adjustment has resulted in a net charge to AltaGas' income of $0.6 million while for 2003 the amount was a credit to income of $1.6 million.

AltaGas does not engage in speculative trading of power but reduces its exposure to power price volatility by using a balanced portfolio of contracts to lock in power margins. The average price AltaGas received from power sales in the second quarter of 2004 was $49.88 per MWh compared to $45.78 per MWh in the second quarter of 2003. Average Alberta Power Pool spot prices were $60.07 per MWh and $50.88 per MWh in the second quarters of 2004 and 2003 respectively.

During the quarter AltaGas advanced an opportunity to build its low risk, fee for service, gas services component. On May 26, 2004, AltaGas announced that a subsidiary of the Trust executed a letter of intent to purchase the business of PremStar Energy Canada Ltd. for approximately $22.0 million payable by way of 993,789 Trust units issued from the Trust's treasury plus approximately $1.2 million cash. The PremStar group is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers located primarily in Ontario. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information. The transaction is expected to close in the third quarter of 2004.

In this segment, the Trust also reports the results of the oil and gas production component and the gas services component. AltaGas is not in the business of exploration and development of natural gas reserves. However, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AltaGas Utilities or AUI), AltaGas' one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	2004	2003	2004	2003
Revenue	20.6	23.5	68.7	81.8
Net revenue[1]	6.2	5.8	15.9	16.4
Operating income[2]	0.4	0.3	4.3	5.5

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics[1]	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Volume of natural gas distributed				
Sales (Bcf)	2.2	2.1	7.8	8.0
Transportation (Bcf)	2.6	2.2	5.6	4.1
Degree day variance (percent)[2]	11.5	15.4	4.3	10.7
Number of customers[3]	59,266	58,671	59,266	58,671

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At June 30

In the first half of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $15.9 million compared to $16.4 million for the same period in 2003. This decrease is due partially to warmer weather in 2004 compared to the first half of 2003 and to the impact of completion of negotiations on AUI's general rate application filed with the Alberta Energy and Utilities Board (AEUB). Heritage Gas, 24.9 percent owned by AltaGas, activated its natural gas distribution system in late December 2003. Heritage Gas is in the initial stages of its planned growth and consequently has not had a material impact on AltaGas' consolidated results in the first half of 2004.

In the second quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $6.2 million compared to $5.8 million for the same period in 2003. This increase is due to higher sales and transportation volumes in 2004 compared to the second quarter of 2003. AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated cost of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service, less accumulated depreciation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity. Lower than anticipated cost rates for debt and common equity as negotiated and approved for 2003 resulted in a charge to net income of $0.5 million in the first quarter of 2004 related to previously recorded 2003 results. On July 2, 2004 the AEUB issued its Generic Cost of Capital decision. The decision established for AUI the 2004 rate of return on common equity at 9.6 percent and 2004 capital structure at 41 percent equity and 59 percent debt resulting in final allowable rates for interest expense and return on common equity.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

SUMMARY OF EIGHT MOST RECENT COMPLETED CONSOLIDATED QUARTERLY RESULTS[1]

($ millions)	Q2/04	Q1/04	Q4/03	Q3/03	Q2/03	Q1/03	Q4/02[2]	Q3/02
Net revenue	59.5	57.2	61.0	53.3	51.2	54.4	48.8	41.4
Net income	11.9	11.0	12.0	9.3	6.8	10.2	11.2	5.7
Earnings per unit								
Basic	0.25	0.24	0.26	0.20	0.15	0.23	0.25	0.13
Diluted	0.25	0.24	0.26	0.20	0.15	0.22	0.25	0.13
Dividends/distributions [3]	0.30	0.11	0.11	0.11	0.08	0.08	0.08	0.08

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations
(2) Includes a pre-tax loss of $1.4 million
(3) The Trust pays a stable monthly distribution of $0.15 per Unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment, and seasonality in the business. The first and last quarters each year are AltaGas' most profitable on the basis of the contribution from the Natural Gas Distribution segment which, as a distributor of natural gas for heating purposes, reports higher earnings in colder periods than in warmer periods.

Excellent consolidated results for the third quarter of 2002 of $5.7 million in net income were the combined result of strong performance in the power services component with higher power prices, seasonally higher results in the Natural Gas Distribution segment and solid performance from all components in the Gathering and Processing segment. AltaGas' approach to managing fluctuations in the price of power by locking in margins through forward sales contributed to the gains in the power services component. Increased extraction production driven by stronger business fundamentals allowing AltaGas to utilize more of its available extraction capacity also had a positive impact on results. The Gathering and Processing segment continued to maintain throughput essentially at levels processed in prior periods even though producer activity slowed generally due to continued uncertainty over the strength of near term gas prices. The Board of Directors increased AltaGas' quarterly dividend to $0.08 per share from the $0.06 paid for the previous four quarters based on the strength of the business' ability to generate cash flows.

The fourth quarter of 2002 was the strongest quarter to that date for the Corporation at $11.2 million in net income on the basis of an increased customer base in the Natural Gas Distribution segment and from power sales which AltaGas commenced at the beginning of 2002. Fourth quarter 2002 net income was also higher than in the previous quarter of the year due to the higher seasonal contribution from the Natural Gas Distribution segment. The Suffield pipeline and Wabasca field gathering and processing facilities were acquired and construction of the Joffre ethane extraction plant was commissioned late in the quarter.

Net income of $10.2 million in the first quarter of 2003 set a new high for ASI for that period in a year. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of this performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity with a record 85 wells tied-in during the first quarter. Final commissioning of the Joffre ethane extraction plant provided volume increases in the extraction component and volumes in the transmission component were higher due to the Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs due to changes in process at the Transmission Authority, partially offset the gains made in the other segments. AltaGas commenced selling power on April 1, 2003 from the Genesee energy contract it entered into which arrangement provides for 100 megawatts of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received and by the increased volumes sold resulting from the Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the second quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were again the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002, the business drivers for which are those same ones responsible for the increases in each of the previous two quarters of 2003 when compared to the appropriate prior periods.

Operating results were very strong on the basis of contributions from the transmission, power services and extraction components. Late in the quarter modifications were completed to the EnCana-operated Empress extraction facility, increasing AltaGas' net production capability by an estimated 1,400 Bbls/d. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to announced changes in federal large corporations tax legislation, was still the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions and incremental power volumes sold from the Genesee energy contract and to the completion of modifications to increase ethane production at the EnCana-operated Empress extraction plant late in the third quarter of 2003.

First quarter 2004 produced another record net income of $11.0 million for that period in a year based on increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

Second quarter 2004 results are discussed in detail in an earlier section of this Management's Discussion and Analysis.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, AltaGas prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. AltaGas has determined that its hedging documentation meets the requirements of the Guideline and therefore there has been no impact on the consolidated financial statements.

Effective the first quarter of 2004, AltaGas' changed its accounting policy for stock-based compensation, now recognizing the compensation expense related to stock options in the financial statements according to the fair-value method. Prior to the change in policy, the Trust disclosed the impact of the accounting for stock options under the fair-value method on a pro-forma basis. Under the provisions set out by the CICA, AltaGas has adopted the change retroactively. The impact was to reduce retained earnings at January 1, 2004 by $332 thousand, and to reduce first quarter 2004 earnings by $136 thousand which amounts were based on the vesting status and exercise assumptions in existence at the end of the first quarter 2004. Subsequent to the conversion of AltaGas Services Inc. to an income trust all unvested options became fully vested. The charge to income in second quarter 2004 to reflect this early vesting was $2.4 million.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For further information on these critical accounting estimates, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power services component. Alberta Power Pool daily average spot prices ranged from $38.86 per MWh to $70.43 per MWh in the second quarter of 2004. Through the use of financial hedges on a portion of its power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At June 30, 2004 AltaGas had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $241.0 million drawn debt. Including AltaGas' medium term notes, the rate has been fixed on 88 percent of AltaGas' total debt. The amount of fixed rate debt was higher than AltaGas' target of 70 to 75 percent of total debt due to the proceeds of the equity offering being applied to debt.

CAPITAL EXPENDITURES

Capital expenditures by the Trust for the second quarter and first half of 2004 were $6.2 million and $20.5 million compared to $4.9 million and $12.5 million for the same respective periods of 2003 and are summarized as follows:

For the three months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.7	$ -	$ 0.8	$ 1.5
Growth	2.8	-	1.1	3.9
Administration	0.8	-	-	0.8
	$ 4.3	-	$ 1.9	$ 6.2

For the three months ended June 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.2	$ -	$ 1.0	$ 1.2
Growth	2.5	-	0.4	2.9
Administration	0.8	-	-	0.8
	$ 3.5	$ -	$ 1.4	$ 4.9

For the six months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.2	$ -	$ 2.1	$ 3.3
Growth	14.1	-	1.6	15.7
Administration	1.2	0.3	-	1.5
	$ 16.5	$ 0.3	$ 3.7	20.5

For the six months ended June 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.6	$ 0.5	$ 1.9	$ 3.0
Growth	6.6	-	0.9	7.5
Administration	1.6	0.3	-	1.9
	$ 8.8	$ 0.8	$ 2.8	$ 12.4

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations were $45.5 million in the first six months of 2004 compared to $42.7 million for the same period in 2003.

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2004. A description of the AltaGas' credit facilities can be found in Notes 6 and 7 to the consolidated financial statements included in ASI's 2003 Annual Report further updated in the Trust unit offering Final Short-Form Prospectus dated July 29, 2004.

The use of debt or equity funding is determined on the basis of AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. AltaGas Operating Partnership has $100 million in medium term notes outstanding and AltaGas Ltd. has access to prime loans, banker's acceptances and letters of credit though bank lines of approximately $425 million. These two entities fund all operating subsidiaries. At June 30, 2004 AltaGas Ltd had drawn debt of $241.0 million and letters of credit outstanding of $29.7 million. Consolidated cash and short term investments at June 30, 2004 of $40.3 million arising largely from proceeds of the June 10, 2004 equity offering were held to repay debt instruments at their due dates. If the cash and short term investments had been applied to the debt balance at June 30, 2004, net debt for the Trust would have been $300.7 million on which basis AltaGas' net debt to total capitalization ratio decreased to 39.9 percent at June 30, 2004 from 53.3 percent at June 30, 2003 and 52.2 percent at December 31, 2003. As an income trust, AltaGas targets a debt to total capitalization ratio between 45 percent and 50 percent.

On June 10, 2004 AltaGas Income Trust closed a public offering of 4,730,000 Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The offering included the concurrent exercise by the Underwriters of an over-allotment option granted by AltaGas to purchase an additional 10 percent of the issue or 430,000 Trust units on the same terms. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million was approximately $83.8 million. The net proceeds were used to reduce bank indebtedness, which may be redrawn and used for general corporate purposes including AltaGas' ongoing capital program, funding the acquisition of the Edmonton ethane extraction plant and funding future acquisitions.

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (DRIP) for eligible holders of Trust units and Exchangeable units of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2. DRIP participation in the second quarter of 2004 averaged approximately 10 percent and generated $0.4 million in new equity through the issuance of 20,344 Trust units. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

Following AltaGas' announcement in March of its then proposed conversion to a trust Standard & Poor's (S&P) confirmed the rating on AltaGas' long term corporate credit at BBB- with a negative outlook and the rating on the senior unsecured debt at BBB-. The Dominion Bond Rating Service (DBRS) confirmed the rating of AltaGas Income Trust at BBB (low) with a stable trend and applied the same rating to AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership. AltaGas is currently seeking a trust stability rating from S&P and DBRS.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for Trust units and eligible securityholders also received Exchangeable units that are exchangeable into Trust units on a one for one basis. The Exchangeable units do not trade on the TSX.

As of July 31, 2004 the Trust has 39.1 million Trust units and 12.2 million Exchangeable units outstanding and a market capitalization of $1.0 billion based on a closing trading price on July 31, 2004 of $19.70 per Trust unit. There are 0.8 million Options exercisable under the terms of the Unit option agreement brought forward in the reorganization. All options under this plan have vested effective May 1, 2004.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

RELATED PARTIES

On March 19, 2004 AltaGas purchased 320,000 units of Taylor NGL Limited Partnership (Taylor) at a cost of $2.2 million. AltaGas' interest in Taylor after this purchase is 18.5 percent. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including the Joffre ethane extraction plant in which AltaGas has a 50 percent ownership interest.

On July 21, 2004 AltaGas announced that Enbridge Inc. sold 11,650,000 Trust units of AltaGas to a group of Canadian underwriters at a price of $19.75. This sale reduced Enbridge's interest in AltaGas from approximately 36 percent to 13 percent. In addition, the underwriters have been granted an over-allotment option to purchase an additional 1,747,500 Trust units at the issue price of $19.75 per unit at any time up to 30 days after closing of the offering anticipated on or about August 10, 2004. Should the over-allotment option be taken up Enbridge's interest in AltaGas would be reduced to under 10 percent.

OUTLOOK

The outlook for the balance of 2004 is expected to be very positive particularly due to the increased drilling activity in the Gathering and Processing segment. Drilling activity in the majority of AltaGas' operating areas is expected to remain strong given the favorable commodity pricing environment. In addition, exploitation of opportunities in existing businesses and processes are expected to increase processed volumes. In the Energy Services segment, power prices are expected to be higher providing improved earnings on the unhedged portion of the AltaGas' power portfolio.

UNITHOLDER LIMITED LIABILITY LEGISLATION

Legislation came into effect in Alberta on July 1, 2004 to provide limited liability for holders of trust units, similar to protection afforded to investors of corporations. The legislation covers events that occur on or after July 1, 2004 and extends to all unitholders of AltaGas Income Trust, which is registered in Alberta, including non-residents. The legislation does not remove the issue of unlimited liability for any acts or omissions that occurred prior to July 1, 2004.

Prior to the July 1 amendments, the legislation governing the creation of trusts did not contain explicit language which limited the liability of unitholders of the Trust to their equity investment in the Trust. As a result, there has existed a possibility that unitholders of the Trust may not be protected from liabilities of the Trust to the same extent as a shareholder of a publicly traded corporation and that potentially, unitholders could be liable for tort claims such as environmental claims. The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

(80)

RECEIVED
2005 ... 10 P 3:19
... CORPORATE FINANCE

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

August 12, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs:

Subject: **AltaGas Income Trust**

We confirm that the following material was sent by prepaid mail on August 12, 2004 to those registered holders of Trust Units, AltaGas Holding Limited Partnership No. 1 Class B Units and AltaGas Holding Limited Partnership No. 2 Class B Units of the subject Corporation.

1. Second Quarter Report for the period ending June 30, 2004.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Edward Spence
Assistant Trust Officer
Corporate Trust Department

cc: AltaGas Income Trust
Marilyn Pfaeflin

AltaGas NEWS RELEASE

(21)

ENBRIDGE CLOSES SALE OF ADDITIONAL ALTAGAS TRUST UNITS

CALGARY, Alberta, August 17, 2004 – AltaGas Income Trust ("AltaGas") today announced that Enbridge has completed the sale of an additional 1,747,500 Trust units of AltaGas Income Trust ("AltaGas") at a price of $19.75 per unit pursuant to the exercise of the over-allotment option granted to a group of Canadian underwriters. Including Enbridge's sale of 11,650,000 Trust units of AltaGas that closed on August 10, 2004 Enbridge's interest in AltaGas has been reduced from approximately 36 percent to approximately 9 percent.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totaling almost $950 million and a market capitalization of approximately $1 billion. *Our steadily expanding asset base today includes natural gas gathering and processing facilities*, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements. AltaGas' Trust units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Trust Units in any jurisdiction. The Trust Units offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

Not for distribution to U.S. newswire services or for dissemination in the U.S.

(82)

AltaGas

NEWS RELEASE

RECEIVED

ALTAGAS MAKES ADDITIONAL INVESTMENT IN TAYLOR

Calgary, Alberta (August 19, 2004) – AltaGas Income Trust (TSE:ALA.UN) today announced it has acquired an additional 1,605,000 limited partnership units ("Units") of Taylor NGL Limited Partnership ("Taylor") from Taylor's equity offering of 8,025,000 units at a price of $6.60 per unit.

With this $10.6 million investment, AltaGas holds 3,477,735 units of Taylor increasing its ownership interest to 18.9 percent from approximately 18.5 percent of the total Taylor units outstanding. This acquisition fits AltaGas' strategy of making infrastructure-based investments that provide stable and predictable earnings.

David Cornhill, Chairman and Chief Executive Officer of AltaGas, said "We made our initial investment in Taylor in 2003. We are very pleased with this investment and the opportunity to maintain our ownership interest and strengthen our existing business relationship."

AltaGas and Taylor each own a 50 per cent interest in the Joffre Ethane Extraction Plant, a facility capable of processing 250 Mmcf/d of natural gas and producing 10,400 bbls/d of ethane and natural gas liquids.

AltaGas is financing the purchase through existing bank facilities. This purchase was executed for investment purposes only and not with the purpose of influencing the control or direction of Taylor. AltaGas has no present intention of purchasing any additional securities of Taylor, but AltaGas reserves the right to do so depending on the price and availability of such securities, future developments in the business of Taylor and economic and market conditions.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling almost $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

-30-

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin(403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

83

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 14.1 ARTICLES OF ARRANGEMENT (SECTION 192)

FORMULAIRE 14.1 CLAUSES D'ARRANGEMENT (ARTICLE 192)

1 -- Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s) AltaGas Services Inc	2 -- Corporation No (s) - N°(s) de la(des) société(s) 2950341
3 -- Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la(des) société(s) dont les statuts sont modifiés, le cas échéant N/A	4 -- Corporation No (s) - N°(s) de la(des) société(s)
5 -- Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant AltaGas Ltd.	6 -- Corporation No (s) - N°(s) de la(des) société(s)
7 -- Name of the dissolved corporation(s), if applicable Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant N/A	8 -- Corporation No (s) - N°(s) de la(des) société(s)
9 -- Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant See Attached	10 -- Corporation No (s) or Jurisdiction of Incorporation N°(s) de la(des) société(s)/ou loi sous le régime de laquelle elle est constituée

11 -- In accordance with the order approving the arrangement - Conformément aux termes de l'ordonnance approuvant l'arrangement

a ☐ *The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement*
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d'arrangement ci-joint

The name of ______ is changed to ______

La dénomination sociale de ______ est modifiée pour ______

b ☑ The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d'arrangement ci-joint

c ☐ The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d'arrangement ci-joint

d ☑ The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

b. See Attached

Signature	Printed Name - Nom en lettres moulées	12 -- Capacity of - En qualité de	13 -- Tel No - N° de tél
[signature]	Dennis A. Dawson	Vice-President, General Counsel and Corporate Secretary	

FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTERE SEULEMENT

IC 3189 (2003/06)

RESET

Canada

9 b. Name of other corporations involved, if applicable:

Corporation Name	Corporation # or Jurisdiction
AltaGas Income Trust	Alberta
AltaGas Holding Trust	Alberta
AltaGas Holding Limited Partnership No. 1	Alberta
AltaGas Holding Limited Partnership No. 2	Alberta
AltaGas General Partner Inc.	6212841
AltaGas Compression Rental Services Inc.	6223931
AltaGas Energy Processors Inc.	6224024
AltaGas Liquids Inc.	3780970
AltaGas Marketing Inc.	2910063
AltaGas (Sask) Inc.	2696614
AltaGas Services Inc.	2950341
AltaGas Subsidiary Corporation	6212832
AltaGas Suffield Pipeline Inc.	3378624
AltaGas Transmission Ltd.	3802299
Cedar Energy Inc.	6223982
6225462 Canada Inc.	6225462

11 b. The following bodies corporate are amalgamated in accordance with the attached plan of arrangement:

Corporation Name	Corporation #
AltaGas Compression Rental Services Inc.	6223931
AltaGas Energy Processors Inc.	6224024
AltaGas Liquids Inc.	3780970
AltaGas Marketing Inc.	2910063
AltaGas (Sask) Inc.	2696614
AltaGas Services Inc.	2950341
AltaGas Subsidiary Corporation	6212832
AltaGas Suffield Pipeline Inc.	3378624
AltaGas Transmission Ltd.	3802299
Cedar Energy Inc.	6223982
6225462 Canada Inc.	6225462

PLAN OF ARRANGEMENT PURSUANT TO SECTION 192

OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Plan and the Appendices hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"**Aggregate Permitted Debt Amount**" means the amount designated as such as of the Effective Date by AltaGas, expected to be approximately $650 million;

"**Aggregate Permitted Exchange Amount**" means the amount designated as such as of the Effective Date by AltaGas, expected to be approximately $450 million;

"**AltaGas**" means AltaGas Services Inc., a corporation incorporated pursuant to the CBCA;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership established under the laws of Alberta pursuant to the AltaGas LP #1 Limited Partnership Agreement;

"**AltaGas LP #1 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership established under the laws of Alberta pursuant to the AltaGas LP #2 Limited Partnership Agreement;

"**AltaGas LP #2 Limited Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**Amalgamating Subsidiaries**" means Alberta Compression Rental Services Inc., AltaGas Energy Processors Inc., AltaGas Liquids Inc., AltaGas Marketing Inc., AltaGas (Sask.) Inc., AltaGas Suffield Pipeline Inc., AltaGas Transmission Ltd. and Cedar Energy Inc.;

"**Amalgamation**" means the amalgamation of AltaGas, each of the Holdcos, LP Subco and each of the Amalgamating Subsidiaries pursuant to the Arrangement;

"**AmalgamationCo**" means AltaGas Ltd., the corporation resulting from the Amalgamation;

"**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

"**Arrangement**", "**herein**", "**hereof**" "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 192 of the CBCA set forth in this Plan as from time to time supplemented, modified or amended, and not to any particular article, section or other portion hereof;

"**Arrangement Agreement**" means the arrangement agreement dated as of March 26, 2004, among AltaGas, the Trust, Holding Trust, the General Partner, AltaGas LP #1, AltaGas LP #2, LP Subco and the Amalgamating Subsidiaries providing for the implementation of the Arrangement, as from time to time amended, supplemented or restated;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached to the Information Circular, which special resolution will be voted on by Securityholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Certificate**" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA, giving effect to the Arrangement;

"**Common Share Fair Market Value**" means the weighted average trading price of a Common Share on the TSX for the five trading days preceding the Effective Date, provided that if the Common Shares are not then listed on the TSX or if in the opinion of the board of directors of AltaGas, acting reasonably and in good faith, the public distribution or trading activity of Common Shares for that period does not result in a weighted average trading price which reflects the fair market value of the Common Shares, then the Common Share Fair Market Value shall be determined by the board of directors of AltaGas, in good faith and in its sole discretion;

"**Common Shares**" means Common shares in the capital of AltaGas;

"**Common Shareholders**" means the holders of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Declaration of Trust**" means the declaration of trust of the Trust dated as of March 26, 2004, between the settlor and the Trustee, as from time to time amended, supplemented or restated;

"**Depository**" means Computershare Trust Company of Canada, as depository under this Plan;

"**Director**" means the Director appointed under section 260 of the CBCA;

"**Dissent Rights**" means the right of a registered holder of Securities to dissent in respect of the Arrangement Resolution and to be paid the fair value of the Securities in respect of which the Securityholder dissents, pursuant to and in accordance with section 190 of the CBCA and the Interim Order;

"**Effective Date**" means the date the Arrangement is effective under the CBCA;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Election Deadline**" means 4:30 p.m. (Calgary time) on April 26, 2004;

"Eligible Securityholder" means a Securityholder that is not a Non-Resident or a Tax-Exempt from and as of the Election Time to and including the Effective Time;

"Enbridge" means Enbridge Inc., a corporation incorporated pursuant to the CBCA;

"Enbridge Common Shares" means the Common Shares owned of record by Enbridge or an affiliate of Enbridge, including (after giving effect to Section 2.2(a)) the Common Shares into which the Participating Shares are exchanged;

"Exchangeable Securities" means, collectively, the LP #1 B Units and the LP #2 B Units;

"Exchangeable Security Limit" means that number of Exchangeable Securities equal to the result of dividing the Aggregate Permitted Exchange Amount by the Common Share Fair Market Value;

"Filed Letter of Transmittal and Election Form" means, with respect to any Eligible Securityholder or Holdco Shareholder, a duly completed Letter of Transmittal and Election Form deposited (with such Eligible Securityholder's certificate(s) representing the Eligible Securityholder's Common Shares and, if applicable, Participating Shares or such Holdco Shareholder's certificate(s) representing Holdco Shares, as the case may be, to which the form relates) with the Depository on or before the Election Deadline;

"Final Order" means the order of the Court approving the Arrangement to be applied for following the Meeting pursuant to the provisions of Section 192(4) of the CBCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Gain Amount" means:

(a) in respect of Common Shares of an Eligible Securityholder, other than a Holdco, deposited with a Filed Letter of Transmittal and Election Form, the difference between the product of the number of such Common Shares and the Common Share Fair Market Value and the adjusted cost base for the purposes of the Tax Act of such Common Shares (or the mean average of adjusted cost bases), in each case, after giving effect to Section 2.2(a); and

(b) in respect of a Holdco Shareholder, the difference between the product of the number of Common Shares held by such Holdco Shareholder's Holdco and the Common Share Fair Market Value and the adjusted cost base for the purposes of the Tax Act of such Holdco Shareholder's Holdco Shares (or the mean average of adjusted cost bases), in each case, after giving effect to Section 2.2(a);

"General Partner" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA;

"governmental authority" means any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

"Holdco" has the meaning ascribed in Section 2.3;

"Holdco Shareholder" means the holder at the relevant time of the Holdco Shares;

"Holdco Shares" means all issued and outstanding shares of any particular Holdco;

"Holding Declaration of Trust" means the declaration of trust of Holding Trust dated as of March 26, 2004, between the Holding Trust Trustee and the Trust, as from time to time amended, supplemented or restated;

"Holding Trust" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"Holding Trust Note Indenture" means the agreement entered into between Holding Trust and Computershare Trust Company of Canada, as Note trustee, pursuant to which, among others, Series 1 Notes may be issued by Holding Trust;

"Holding Trust Trustee" means AltaGas Holding Trust Corp., as initial trustee of Holding Trust, or such other person as becomes the trustee of Holding Trust in accordance with the Holding Declaration of Trust;

"Information Circular" means the information circular and proxy statement, together with all appendices thereto to be distributed by AltaGas in connection with the Meeting;

"Interim Order" means the Interim Order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of AltaGas therefor;

"Letter of Transmittal and Election Form" means the Letter of Transmittal and Election Form enclosed with the Information Circular pursuant to which a Securityholder is required to deliver such holder's certificate(s) representing Common Shares and, if applicable, Participating Shares and make certain elections, if desired and, in the case of a Holdco Shareholder, the agreement referred to in Section 2.3(l);

"Limited Partnership Agreements" means, collectively, the AltaGas LP #1 Limited Partnership Agreement and the AltaGas LP #2 Limited Partnership Agreement;

"LP #1 A Units" means the Class A limited partnership units of AltaGas LP #1;

"LP #1 B Units" means the Class B limited partnership units of AltaGas LP #1, which are exchangeable into Trust Units on a one-for-one basis;

"LP #1 X Note" means a non-interest bearing unsecured demand note of AltaGas LP #1 in principal amount equal to the Common Share Fair Market Value;

"LP #2 A Units" means the Class A limited partnership units of AltaGas LP #2;

"LP #2 B Units" means the Class B limited partnership units of AltaGas LP #2, which are exchangeable into Trust Units on a one-for-one basis;

"LP #2 X Note" means a non-interest bearing unsecured demand note of AltaGas LP #2 in principal amount equal to the Common Share Fair Market Value;

"LP Subco" means AltaGas Subsidiary Corporation, a corporation to be incorporated pursuant to the CBCA as a wholly-owned subsidiary of AltaGas LP #2;

"LP Subco Debt" means unsecured subordinated interest-bearing indebtedness of Subco;

"Meeting" means the special meeting of Common Shareholders, the Participating Shareholder and Optionholders at which the Arrangement Resolution is approved;

"Non-Resident" means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

"Option" means an option, or "Options" means, collectively, all outstanding options, to purchase Common Shares pursuant to AltaGas' existing stock option plan;

"Optionholders" means the holders of Options;

"Participating Shares" means Participating shares in the capital of AltaGas;

"Participating Shareholder" means the holder of Participating Shares;

"person" includes any individual, partnership, association, body corporate, trust, other organization or entity (whether or not a legal entity) or governmental authority;

"Plan" means this Plan of Arrangement, as from time to time amended, supplemented or restated in accordance with the terms hereof;

"Series 1 Notes" means the non-interest bearing Series 1 unsecured subordinated demand notes of Holding Trust issuable under the Holding Trust Note Indenture;

"Securities" means, collectively, the Common Shares, Participating Shares and Options;

"Securityholders" means, collectively, the Common Shareholders, Participating Shareholder and Optionholders;

"Special Voting Unit" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee which entitles the holders of Exchangeable Securities to such number of votes at meetings of Unitholders as equals the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of those Exchangeable Securities;

"Specified Gain Amount" means:

(a) with respect to Common Shares or Participating Shares of an Eligible Securityholder, other than a Holdco, deposited with a Filed Letter of Transmittal and Election Form, the lesser of: (i) the amount specified by the Eligible Securityholder in the Eligible Securityholder's Filed Letter of Transmittal and Election Form intended to be exchanged for Exchangeable Securities; and (ii) the Gain Amount determined from the information provided by the Eligible Securityholder in the Eligible Securityholder's Filed Letter of Transmittal and Election Form with respect to the Common Shares or Participating Shares deposited therewith; and

(c) with respect to a Holdco Shareholder, the lesser of: (i) the amount specified by the Holdco Shareholder in the Holdco Shareholder's Filed Letter of Transmittal and Election Form intended to be exchanged for Exchangeable Securities; and (ii) the Gain Amount specified by the Holdco Shareholder in the Holdco Shareholder's Filed Letter of Transmittal and Election Form with respect to the Holdco Shares deposited therewith;

(in each case, as adjusted by AltaGas in good faith to correct any error apparent on the face of that form) rounded upward to the nearest whole multiple of the Common Share Fair Market Value; provided that, if the aggregate of all Eligible Securityholders' and Holdco Shareholders' Specified Gain Amounts calculated apart from this proviso is greater than the Aggregate Permitted Exchange Amount, the Specified Gain Amount shall be such lesser amount as is calculated through a pro-rationing methodology determined in good faith by the Board of Directors of AltaGas to be appropriate in the circumstances and in compliance with all applicable laws, rounded upward to the nearest whole multiple of the Common Share Fair Market Value;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the regulations, from time to time, promulgated thereunder;

"Tax-Exempt" means a holder of Securities that is exempt from tax under Part I of the Tax Act;

"Trust" means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

"Trust Option" means an option entitling the holder thereof to purchase one Trust Unit;

"Trust Unit" or "Unit" means a trust unit, other than a Special Voting Unit, of the Trust, each such unit representing an equal undivided beneficial interest therein;

"Trustee" means Computershare Trust Company of Canada, as the initial trustee of the Trust, or such other person as becomes the trustee of the Trust in accordance with the Declaration of Trust;

"TSX" means the Toronto Stock Exchange;

"Unitholders" means the holders from time to time of Units;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement to be entered into on the Effective Date among the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"Voting and Exchange Trustee" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

1.2 Sections and Headings

The division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan.

1.3 Number and Gender

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

1.4 Date for Any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations or rules promulgated thereunder from time to time in effect.

1.6 Currency

Unless otherwise stated all references in this Plan to sums of money are expressed in lawful money of Canada.

1.7 Appendices

The following appendix to this Plan is incorporated by reference herein and form part of this Plan:

Appendix A - Articles of Amalgamation of AmalgamationCo

1.8 Governing Law

This Plan shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT

2.1 Binding Effect

This Plan shall become effective at, and be binding from and after, the Effective Time upon AltaGas, the Securityholders, the Holdco Shareholders, the Holdcos, the Trust, Holding Trust, the General Partner, AltaGas LP #1, AltaGas LP #2, LP Subco and the Amalgamating Subsidiaries

2.2 Arrangement

On the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) the issued and outstanding Participating Shares, if any, shall be converted into Common Shares on a one for one basis;

(b) the Trust shall issue to Holding Trust that number of Trust Units to be exchanged by Holding Trust pursuant to (e) below in exchange for the issue to the Trust by Holding Trust of that principal amount of Series 1 Notes equal to the product of that number of Trust Units multiplied by the Common Share Fair Market Value;

(c) at the same time:

(i) Common Shares (other than Enbridge Common Shares, Common Shares held by Holdcos to which (c)(ii) or (c)(iv) applies and Common Shares held by a Securityholder who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of such Securityholder's Securities) held by each Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Common Shares shall be transferred to, and acquired by, AltaGas LP #1 free and clear of all liens, claims and encumbrances in exchange for the issue to the Eligible Securityholder by AltaGas LP #1 of:

(A) that number of LP #1 B Units equal to the result obtained by dividing the Eligible Securityholder's Specified Gain Amount with respect to such Common Shares by the Common Share Fair Market Value; and

(B) that number of LP #1 X Notes equal to the difference between the number of such Common Shares and the number of LP #1 B Units determined pursuant to (A) above;

and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and added to the registers of holders of LP #1 B Units and

LP #1 X Notes and AltaGas LP #1 shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

(ii) Holdco Shares (other than Holdco Shares of Holdcos holding Enbridge Common Shares) held by each Holdco Shareholder that is an Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Holdco Shares shall be transferred to, and acquired by, AltaGas LP #1 free and clear of all liens, claims and encumbrances in exchange for the issue to the Holdco Shareholder by AltaGas LP #1 of:

(C) that number of LP #1 B Units equal to the result obtained by dividing the Holdco Shareholder's Specified Gain Amount with respect to such Holdco Shares by the Common Share Fair Market Value; and

(D) that number of LP #1 X Notes equal to the difference between the number of the Holdco's Common Shares and the number of LP #1 B Units determined pursuant to (C) above;

and the names of the holders of such Holdco Shares shall be removed from the registers of holders of such Holdco Shares and added to the registers of holders of LP #1 B Units and LP #1 X Notes and AltaGas LP #1 shall be recorded as the holder of such Holdco Shares on the registers of holders of such Holdco Shares;

(iii) Enbridge Common Shares (other than Common Shares held by Holdcos to which (c)(iv) applies) held by each Eligible Securityholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Enbridge Common Shares shall be transferred to, and acquired by, AltaGas LP #2 free and clear of all liens, claims and encumbrances in exchange for the issue to the Eligible Securityholder by AltaGas LP #2 of:

(E) that number of LP #2 B Units equal to the result obtained by dividing the Eligible Securityholder's Specified Gain Amount with respect to such Enbridge Common Shares by the Common Share Fair Market Value; and

(F) that number of LP #2 X Notes equal to the difference between the number of such Enbridge Common Shares and the number of LP #2 B Units determined pursuant to (E) above;

and the names of the holders of such Enbridge Common Shares shall be removed from the register of holders of Common Shares and added to the registers of holders of LP #2 B Units and LP #2 X Notes and AltaGas LP #2 shall be recorded as the holder of such Enbridge Common Shares on the register of holders of Common Shares; and

(iv) Holdco Shares of Holdcos holding Enbridge Common Shares held by each Holdco Shareholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Holdco Shares shall be transferred to, and acquired by, AltaGas LP #2 free and clear of all liens, claims and encumbrances in exchange for the issue to the Holdco Shareholder by AltaGas LP #2 of:

(G) that number of LP #2 B Units equal to the result obtained by dividing the Holdco Shareholder's Specified Gain Amount with respect to such Holdco Shares by the Common Share Fair Market Value; and

(H) that number of LP #2 X Notes equal to the difference between the number of the Holdco's Enbridge Common Shares and the number of LP #2 B Units determined pursuant to (G) above;

and the names of the holders of such Holdco Shares shall be removed from the registers of holders of Holdco Shares and added to the registers of holders of LP #2 B Units and LP #2 X Notes and AltaGas LP #2 shall be recorded as the holder of such Holdco Shares on the registers of holders of such Holdco Shares;

(d) at the same time:

(i) LP #1 X Notes acquired pursuant to (c)(i) or (c)(ii) above shall be transferred to, and acquired by, AltaGas LP #1 in exchange for the issue to the holders thereof by AltaGas LP #1 of LP #1 A Units on a one for one basis and the names of the holders of such LP #1 X Notes shall be removed from the register of holders of LP #1 X Notes and added to the register of holders of LP #1 A Units and the LP #1 X Notes so transferred to AltaGas LP #1 shall be cancelled; and

(ii) LP #2 X Notes acquired pursuant to (c)(iii) or (c)(iv) above shall be transferred to, and acquired by, AltaGas LP #2 in exchange for the issue to the holders thereof by AltaGas LP #2 of LP #2 A Units on a one for one basis and the names of the holders of such LP# 2 X Notes shall be removed from the register of holders of LP #2 X Notes and added to the register of holders of LP #2 A Units and the LP #2 X Notes so transferred to AltaGas LP #2 shall be cancelled;

(e) at the same time:

(i) LP #1 A Units and LP #2 A Units acquired pursuant to (d)(i) and (d)(ii) above, respectively, shall be transferred to, and acquired by, Holding Trust in exchange for Trust Units on a one for one basis and the names of the holders of such LP #1 A Units and LP #2 A Units shall be removed from the registers of holders thereof and added to the register of holders of Trust Units and Holding Trust shall be recorded as the holder of such LP #1 A Units and LP #2 A Units on the registers of holders thereof; and

(ii) Common Shares in respect of each Securityholder to which (c) above does not apply (other than Common Shares held by a Securityholder who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of such Securityholder's Common Shares) shall be transferred to, and acquired by, Holding Trust free and clear of all liens, claims and encumbrances on the basis that each such Common Share shall be exchanged with Holding Trust for Trust Units on a one for one basis and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and added to the register of holders of Trust Units and Holding Trust shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

(f) the issued and outstanding Options shall be transferred to, and acquired and cancelled by, AltaGas free and clear of all liens, claims and encumbrances on the basis that each such Option shall be exchanged with AltaGas for Trust Options on a one for one basis, with the terms of each such Trust Option being the same as the Option exchanged therefore other than the substitution of a Trust Unit for each Common Share purchasable pursuant to the Option prior to the Effective Time;

(g) all of the LP #2 A Units acquired by Holding Trust pursuant to (e)(i) above and all of the Common Shares acquired by Holding Trust pursuant to (e)(ii) above shall be transferred to, and acquired by, AltaGas LP #1 in exchange for the issue to Holding Trust by AltaGas LP #1 of LP #1 A Units on a one for one basis;

(h) all of the Common Shares and Holdco Shares acquired by AltaGas LP #1 pursuant to (c)(i), (c)(ii) and (g) above shall be transferred to, and acquired by, AltaGas LP #2 in exchange for the issue to AltaGas LP #1 by AltaGas LP #2 of LP #2 A Units on the basis of one LP #2 A Unit for each of such Common Shares and each of the Common Shares held by such Holdcos;

(i) all of the Common Shares and Holdco Shares acquired by AltaGas LP #2 pursuant to (c)(iii), (c)(iv), and (h) above shall be transferred to, and acquired by, LP Subco in exchange for the issue to AltaGas LP #2 by LP Subco of common shares of LP Subco (in respect of which there shall be added to the stated capital an amount equal to the maximum amount of "paid-up capital" under the Tax Act that may be added in respect of such issue) and that principal amount of LP Subco Debt equal to the lesser of: (A) the result obtained when the aggregate number of Trust Units issued pursuant to (e)(i) and (e)(ii) above is multiplied by the Common Share Fair Market Value; and (B) the Aggregate Permitted Debt Amount;

(j) the stated capital of each class of outstanding shares of each of AltaGas, the Holdcos and the Amalgamating Subsidiaries shall be reduced, without any distribution by the respective corporation, to one dollar;

(k) LP Subco, each of the Holdcos, AltaGas and each of the Amalgamating Subsidiaries shall amalgamate and continue as one corporation, AmalgamationCo, upon the following terms and conditions:

(i) the name of AmalgamationCo shall be AltaGas Ltd.;

(ii) the registered office of AmalgamationCo shall be located at the registered office of AltaGas at the Effective Date;

(iii) there shall be no restrictions on the business AmalgamationCo may carry on or on the powers it may exercise;

(iv) AmalgamationCo shall be authorized to issue an unlimited number of voting common shares ("**AmalgamationCo Common Shares**");

(v) the minimum number of directors of AmalgamationCo shall be one and the maximum number of directors shall be 15, the number of directors from time to time being determined by resolution of the directors of AmalgamationCo;

(vi) on the Effective Date, the number of directors of AmalgamationCo shall be two. The first directors of AmalgamationCo, who shall hold office until the first annual general meeting of the shareholders of AmalgamationCo or until their successors are duly appointed, shall be the persons whose names and addresses appear below:

Name	Address	Resident Canadian
David W. Cornhill	Calgary, Alberta	Yes
Patricia M. Newson	Calgary, Alberta	Yes

(vii) the by-laws of AmalgamationCo shall be the by-laws of LP Subco until repealed, amended or altered;

(viii) the Articles of Amalgamation of AmalgamationCo shall otherwise be as set out in Appendix A;

(ix) the issued and outstanding shares in the capital of each of LP Subco, the Holdcos, AltaGas and the Amalgamating Subsidiaries shall be exchanged or cancelled as follows:

(I) each issued common share of LP Subco shall be exchanged for one AmalgamationCo Common Share; and

(J) each issued share of AltaGas, of a Holdco or of an Amalgamating Subsidiary shall be cancelled without any repayment of capital in respect thereof; and

(x) the amount added to the stated capital for the AmalgamationCo Common Shares shall be equal to the stated capital of the common shares of LP Subco immediately prior to the Amalgamation; and

(l) the Trust shall issue the Special Voting Unit;

provided that if any of the foregoing steps in (a) through (l) fails to occur or complete then all of such steps will be deemed not to have occurred

2.3 Holdco Alternative

Each Common Shareholder or the Participating Shareholder shall be entitled to transfer its Common Shares or Participating Shares, as the case may be, to a newly-incorporated corporation and transfer the Holdco Shares to AltaGas LP #1 or, in the case of Holdcos holding Enbridge Common Shares or Participating Shares, AltaGas LP #2 as provided in Section 2.2(c)(ii) or (iv), respectively, provided that each of the following conditions are satisfied on or prior to and as of the Effective Time (each of the corporations as so described and in respect of which such conditions are so satisfied being a "**Holdco**"):

(a) the Common Shareholder or the Participating Shareholder is an Eligible Securityholder;

(b) Holdco is incorporated under the CBCA no earlier than March 1, 2004;

(c) the Common Shareholder or the Participating Shareholder transfers its Common Shares or Participating Shares, as the case may be, to Holdco solely in consideration for the Holdco Shares;

(d) Holdco has no indebtedness or liabilities and owns no assets other than the Common Shares or Participating Shares, as the case may be;

(e) the Common Shareholder or the Participating Shareholder, as the case may be indemnifies the Trust, Holding Trust, AltaGas, AltaGas LP #1 and, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 for any and all liabilities of Holdco (other than tax liabilities of Holdco that would arise if Holdco disposed of any of its property after the Effective Date or that arise solely as a result of the tax status of the Trust, Holding Trust, AltaGas, AltaGas LP #1 and, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 as a "financial institution" for purposes of the Tax Act) in a form satisfactory to the General Partner in its sole discretion, and such Common Shareholder or the Participating Shareholder either has net assets as reflected on its audited financial statements for its most recently ended fiscal year which are satisfactory to the General Partner or provides the General Partner with security satisfactory to the General Partner in respect of such Common Shareholder's or the Participating Shareholder's, as the case may be, indemnification obligations as set out above;

(f) prior to the Effective Time, Holdco: (1) declares one or more stock dividends which may be in the form of preferred shares of Holdco that are converted into common shares of Holdco prior to the Effective Time; (2) increases the stated capital of the Holdco Shares; or (3) declares one or more cash dividends, provided that such cash is used to subscribe, directly or indirectly, for shares of Holdco;

(g) at the Effective Time but prior to giving effect to this Plan, Holdco has no issued shares outstanding other than the Holdco Shares and all such Holdco Shares are owned by only the Common Shareholder or the Participating Shareholder, as the case may be;

(h) prior to the Effective Time, Holdco has never entered into any transaction (or conducted any business or operations or engaged in any activity) other than those described herein or such other transactions as are necessary to facilitate those transactions described herein with the General Partner's consent, acting reasonably;

(i) other than as provided in (f) above, Holdco will not declare or pay any dividends or other distributions;

(j) the Common Shareholder or the Participating Shareholder, as the case may be, shall prepare and file all income tax returns of its Holdco in respect of the taxation year-end of such Holdco ending immediately prior to the acquisition of such Holdco Shares by AltaGas LP #1 or, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 subject to the General Partner's right to approve all such tax returns as to form and substance;

(k) the Common Shareholder or the Participating Shareholder, as the case may be, provides AltaGas and the General Partner with copies of all documents necessary to effect the transactions contemplated in this Section 2.3 at least ten days prior to the Effective Date, which documents must be approved by both AltaGas and the General Partner in their sole discretion; and

(l) the Common Shareholder or the Participating Shareholder, as the case may be, and its Holdco execute a share purchase agreement in the form required by the General Partner, acting reasonably, providing for, among other things, the sale of the Holdco Shares to AltaGas LP #1 or, in the case of Enbridge Common Shares or Participating Shares, AltaGas LP #2 and containing the terms and conditions, among others, set out in this Section 2.3.

2.4 Elections

Eligible Securityholders and Holdco Shareholders who elect to receive Exchangeable Securities shall be entitled to make an income tax election pursuant to subsection 97(2) of the Tax Act (and the analogous provisions of applicable provincial income tax law) with respect to the transfer of their Common Shares or Holdco Shares, as the case may be, to AltaGas LP #1 or AltaGas LP #2, as applicable, by providing two signed copies of the necessary election forms to the Depository, within 90 days of the Effective Date, duly completed with the details of the number of shares transferred, the adjusted cost base (or adjusted cost bases) within the meaning of the Tax Act of such shares and the applicable agreed amounts for the purpose of such elections. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms shall be signed by AltaGas LP #1 or AltaGas LP #2, as applicable, and filed with Canada Revenue Agency (or the applicable provincial taxing authority) within 120 days of the Effective Date.

ARTICLE 3
DISSENTING SECURITYHOLDERS

3.1 Rights of Dissent

Registered holders of Securities may exercise Dissent Rights with respect to such Securities in the manner set forth in Section 190 of the CBCA and the Interim Order. Securityholders who duly exercise such rights of dissent and who:

(a) are ultimately determined to be entitled to be paid fair value for their Securities shall be deemed to have transferred such Securities to LP Subco at the same time as the transfer referred to in Section 2.2(e)(ii) without any further act or formality and free and clear of all liens, claims and encumbrances for a payment of cash from LP Subco equal to such fair value; or

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Securities shall be deemed to have participated in the Arrangement on the same basis as a Securityholder who

did not make an election and shall, if a former Common Shareholder, receive Trust Units on the basis set forth in Section 2.2(e);

but in no case shall the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, LP Subco, AltaGas or any other person be required to recognize such holders as holders of Securities from and after the Effective Time and the names of the holders of such Securities shall be deleted from the register of members of AltaGas in respect of such Securities as of the Effective Time.

ARTICLE 4
CERTIFICATES

4.1 Securities Certificates

Subject to Section 3.1, after the Effective Time, certificates formerly representing Securities or Holdco Shares shall represent only the right to receive upon surrender as contemplated by Section 4.2: (a) the certificates representing Trust Units, LP #1 B Units or LP #2 B Units which the former holder of such Securities or Holdco Shares, as the case may be, is, subject to this Article 4, entitled to receive pursuant to Article 2; and (b) distributions with respect thereto pursuant to Section 4.3, subject to compliance with the requirements set forth in this Article 4.

4.2 Exchange of Certificates

Each of the Trust, AltaGas LP #1 and AltaGas LP #2 shall, as soon as practicable following the later of the Effective Date and the surrender to the Depository for cancellation of certificates formerly representing any person's Securities or Holdco Shares, together with such other documents and instruments as would have been required to effect the transfer of the Securities or Holdco Shares, as the case may be, formerly represented by such certificates under the CBCA and such additional documents and instruments as the Depository may reasonably require, cause the Depository to deliver to such person certificate(s) representing the number of Trust Units, LP #1 B Units or LP #2 B Units, as applicable, which such person has the right to receive (together with any distributions with respect thereto pursuant to Section 4.3) and the certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Securities which is not registered in the transfer records of AltaGas, certificate(s) representing the appropriate number of the Trust Units, LP #1 B Units or LP #2 B Units, as applicable, may be issued to the transferee if the certificate(s) representing such Securities is presented to the Depository, accompanied by all documents required to evidence and effect such transfer to the transferee.

4.3 Distributions

All distributions made with respect to any Trust Units, LP #1 B Units or LP #2 B Units with a record date after the Effective Time but for which a certificate has not been issued shall be paid or delivered to the Depository to be held by the Depository in trust for the registered holder of such Trust Units, LP #1 B Units or LP #2 B Units, as the case may be. All monies received by the Depository shall be invested by it in interest bearing trust accounts upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder such distributions and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Trust Units, LP #1 B Units or LP #2 B Units issued to such holder in accordance with Section 4.2.

4.4 No Fractional Units

No fractional Trust Units, LP #1 B Units or LP #2 B Units shall be issued pursuant to the Arrangement. In the event that any exchange ratio referred to herein would in any case result in a former holder of Securities or Holdco Shares being entitled to a fractional Trust Unit, LP #1 B Unit or LP #2 B Unit, such Trust Units, LP #1 B Units or LP #2 B Units, as the case may be, shall be rounded up to the next highest whole number, provided that each beneficial former holder of Securities or Holdco Shares, as the case may be, shall be entitled to the benefit of only one adjustment in respect of each of such holder's Trust Units, LP #1 B Units or LP #2 B Units.

4.5 Extinction of Rights

Any certificate formerly representing Securities or Holdco Shares that is not deposited with all other documents as provided in Section 4.2 on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of the certificate formerly representing such Securities or Holdco Shares, as the case may be, to receive Trust Units, LP #1 B Units or LP #2 B Units, as applicable, and any distributions with respect thereto pursuant to Section 4.3 shall be deemed to be surrendered to Holding Trust, together with all dividends or distributions thereon held for such holder.

4.6 Withholding Rights

The Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, and the Depository shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any former holder of Securities or Holdco Shares or any holder of Trust Units, LP #1 B Units or LP #2 B Units such amounts as the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, and the Depository is required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, and the Depository are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, and the Depository, as the case may be, to enable it to comply with such deduction or withholding requirement and the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2, and the Depository shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 5
AMENDMENTS

5.1 Right to Amend

AltaGas reserves the right to amend, modify and/or supplement this Plan from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a) agreed to by each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and LP Subco;

(b) filed with the Court and, if made following the Meeting, approved by the Court; and

(c) communicated to Securityholders in the manner required by the Court (if so required).

5.2 Amendment Before Meeting

Any amendment, modification or supplement to this Plan may be proposed by AltaGas at any time prior to or at the Meeting provided that the Trust, the General Partner, Holding Trust, AltaGas LP #1, AltaGas LP #2 and LP Subco, shall have consented thereto with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan for all purposes.

5.3 Amendment After Meeting

Any amendment, modification or supplement to this Plan which is approved by the Court following the Meeting shall be effective only:

(a) if it is consented to by AltaGas;

(b) if it is consented to by the General Partner, LP Subco, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the Trust; and

(c) if required by the Court or applicable law, it is consented to by the Securityholders.

APPENDIX A

ARTICLES OF AMALGAMATION OF AMALGAMATIONCO

1.1	Name of amalgamated corporation ALTAGAS LTD.	
1.2	The place in Canada where the registered office is to be situated City of Calgary, in the Province of Alberta.	
1.3	The classes and any maximum number of shares that the corporation is authorized to issue The annexed Schedule 1 is incorporated in this form.	
1.4	Restrictions, if any, on share transfers None.	
1.5	Number (or minimum and maximum number) of directors A minimum of 1 and a maximum of 15.	
1.6	Restrictions, if any, on business the corporation may carry on There are no restrictions.	
1.7	Other provisions, if any The actual number of directors within the minimum and maximum number set out in paragraph 1.5 may be determined from time to time by resolution of the directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.	
1.8	The amalgamation has been approved as if pursuant to subsection 184(1) of the Act:	
1.9	Name of the amalgamating corporations Alberta Compression Rental Services Inc. AltaGas Energy Processors Inc. AltaGas Liquids Inc. AltaGas Marketing Inc. AltaGas (Sask.) Inc. AltaGas Services Inc. AltaGas Subsidiary Corporation AltaGas Suffield Pipeline Inc. AltaGas Transmission Ltd. Cedar Energy Inc. 6225462 Canada Inc.	

SCHEDULE 1 TO APPENDIX A

The authorized capital of the Corporation shall consist of an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. The rights, privileges, restrictions and conditions attached to the Common Shares, the First Preferred Shares and the Second Preferred Shares of the Corporation shall be as follows:

A. COMMON SHARES

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.10 The holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such)

1.11 The holders of Common Shares shall be entitled to receive dividends as and when declared by Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends.

1.12 The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

B. FIRST PREFERRED SHARES

The unlimited number of First Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.13 The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board of Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Director (as defined in the *Canada Business Corporations Act* or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.14 Notwithstanding paragraph 1.13, the Board of Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of First Preferred Shares.

1.15 The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares, the Common Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1.13 through 1.17 hereof over the Second Preferred Shares, the Common Shares and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

1.16 The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

1.17 The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution in writing executed by all holders of the First Preferred Shares entitled to vote on that resolution or passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least 20% per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 15 days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one vote in respect of each one dollar of stated value of First Preferred Shares held.

C. SECOND PREFERRED SHARES

The unlimited number of Second Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.18 The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board of Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any

shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Director (as defined in the *Canada Business Corporations Act* or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.19 Notwithstanding paragraph 1.18, the Board of Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Second Preferred Shares.

1.20 The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1.18 through 1.22 hereof over the Common Shares and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

1.21 The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

1.22 The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution in writing executed by all holders of the Second Preferred Shares entitled to vote on that resolution or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least 20% per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 15 days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one vote in respect of each one dollar of stated value of Second Preferred Shares held.

Industry Canada Industrie Canada

Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

AltaGas Services Inc.

Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) L.C.S.A. concernée(s)

295034-1

Corporation number - Numéro de la société

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the *Canada Business Corporations Act*.

Je certifie que l'arrangement mentionné dans les clauses d'arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Director - Directeur

May 1, 2004 / le 1 mai 2004

Date of Arrangement - Date de l'arrangement

Canada

(84)

RECEIVED 2005 ... 10 P 3: ...

Industry Canada Industrie Canada

Certificate of Arrangement **Certificat d'arrangement**

Canada Business Corporations Act **Loi canadienne sur les sociétés par actions**

AltaGas Services Inc.

295034-1

Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) L C S A concernée(s)

Corporation number - Numéro de la société

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the *Canada Business Corporations Act*.

Je certifie que l'arrangement mentionné dans les clauses d'arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Director - Directeur

May 1, 2004 / le 1 mai 2004

Date of Arrangement - Date de l'arrangement

Canada

AltaGas NEWS RELEASE

85

ALTAGAS CLOSES $46 MILLION EDMONTON ETHANE EXTRACTION PLANT ACQUISITION AND BECOMES OPERATOR

Calgary, Alberta (August 25, 2004) - AltaGas Income Trust (AltaGas or the Trust) (TSX:ALA.UN) announced today that it has closed the acquisition of a 48 2/3 percent interest in the Edmonton Ethane Extraction Plant (EEEP) from BP Canada Energy Resources Company ("BP"). The effective date of the acquisition is January 1, 2004. After adjusting for the economic benefit from the effective date to closing, the purchase price paid by AltaGas for the facility was approximately $42.5 million. In connection with the acquisition AltaGas has employed BP's employees at EEEP and will immediately assume operatorship of the plant.

EEEP straddles the ATCO Gas and Pipelines Ltd. system which transports natural gas into the City of Edmonton and the Ft. Saskatchewan area. A long term gas supply contract provides a secure feedstock supply to EEEP. EEEP is directly connected to the Alberta Ethane Gathering System, and to BP's Co-Ed NGL pipeline, providing safe and reliable outlets for the plant's products.

The plant has a licensed gross inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids (NGLs) production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. AltaGas' share of the plant's products will be sold under long term contracts. The addition of EEEP will increase AltaGas' total net inlet extraction capacity to 539 Mmcf/d and total ethane and NGLs production to approximately 19,500 Bbls/d.

David Cornhill, Chairman and Chief Executive Officer said, "We now have ownership interests in four of the nine deep cut extraction plants in Alberta. With the addition of EEEP, we expect our extraction business annual operating margin will grow to be in the range of our natural gas distribution and transmission businesses." Mr Cornhill added, "We are excited by the opportunities presented as operator of the EEEP facility and by the addition of the EEEP employees. The expertise of the EEEP employees combined with the expertise of our existing 500 plus employees strengthens our position as a full midstream service provider and better positions us to capture opportunities."

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this press release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson (403) 691-7534	Marilyn Pfaefflin (403) 691-7540	
dennis_dawson@altagas.ca	marilyn_pfaefflin@altagas.ca	

(86)

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES BOARD RESIGNATIONS

Calgary, Alberta (August 31, 2004) – AltaGas Income Trust (TSE:ALA.UN) (AltaGas) today announced the resignations of Stephen Letwin and Bonnie DuPont from the Board of Directors of AltaGas General Partner Inc., the delegate of the trustee of AltaGas Income Trust. Mr. Letwin and Ms. DuPont were Enbridge Inc.'s (Enbridge) Board nominees pursuant to a securityholder agreement between AltaGas, AltaGas General Partner Inc. and Enbridge.

Enbridge acquired an ownership interest in AltaGas Services Inc. in 1999. Under the securityholder agreement, which terminated upon Enbridge beneficially owning less than or equal to 9.9 percent of the outstanding AltaGas trust units, Enbridge had the right to nominate two individuals for election to the Board of Directors. Enbridge's recent sale of AltaGas trust units reduced Enbridge's ownership interest in AltaGas from 36 percent to approximately 9 percent. While under no obligation to resign from the Board at this time, Mr. Letwin and Ms. DuPont have elected to resign due to other business commitments with Enbridge and due to the less significant nature of Enbridge's investment in AltaGas.

David Cornhill, Chairman and Chief Executive Officer of AltaGas, said, "Mr. Letwin and Ms. DuPont have been valuable members of the Board of Directors, providing strong support throughout a period of exceptional growth and change at AltaGas. On behalf of the Board and management, I thank them for their many contributions to the Board and their commitment to AltaGas." Mr. Cornhill added, "We are currently identifying qualified individuals to fill the two vacancies on the Board of Directors."

Stephen Letwin is the Group Vice President, Gas Strategy and Corporate Development at Enbridge. He was appointed a Director of AltaGas Services Inc. on July 1, 2003 and was appointed as a Director of AltaGas General Partner Inc. on April 29, 2004. Mr. Letwin was a member of the Audit Committee.

Bonnie DuPont is the Group Vice President, Corporate Resources of Enbridge. Ms. DuPont was appointed a Director of AltaGas Services Inc. on July 16, 1999 and was appointed as a Director of AltaGas General Partner Inc. on April 29, 2004. Ms. DuPont was a member of the Human Resources and Compensation Committee and the Governance Committee.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

(87)

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST INCREASES POWER CAPACITY BY 25 MEGAWATTS

Calgary, Alberta (August 31, 2004) – AltaGas Income Trust (AltaGas or the Trust) (TSE:ALA.UN) announced today it has entered into a contract with Maxim Energy Group Ltd. for the right to 25 megawatts of gas fired power peaking capacity. The contract requires no capital outlay by AltaGas but instead requires AltaGas to pay Maxim monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains 100 percent of the ancillary service and peaking sales revenues. The contract has a 10 year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or purchase the assets.

The 25 megawatts of power is generated by four gas fired peaking plants located in southern Alberta. AltaGas' total power portfolio now consists of 478 megawatts of power generation representing approximately 6 percent of the Alberta power market as of June, 2004.

The addition of the 25 megawatts of natural gas generation capacity provides fuel diversity to AltaGas' coal fired generation. It adds a fifth independent supply source, reducing any potential risk on the Trust's overall power supply portfolio. Operationally, given the speed at which the power assets can be ramped up, the peaking supply easily provides backstopping to AltaGas' Sundance B Power Purchase Arrangement and Genesee energy contract. The peaking gas requirement will be managed by the gas services component of AltaGas.

AltaGas does not engage in speculative trading of power. The Trust manages its acquired power capacity to provide stable, predictable earnings and cash flow over time. AltaGas reduces its exposure to floating electricity prices by supplying internal electrical demand requirements and by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson (403) 691-7534	Marilyn Pfaefflin(403) 691-7540	
dennis.dawson@altagas.ca	marilyn.pfaefflin@altagas.ca	

- 30 -

AltaGas NEWS RELEASE

ALTAGAS EXPANDS OPERATIONS IN SASKATCHEWAN WITH CONSTRUCTION OF A $5.5 MILLION NATURAL GAS PROCESSING PLANT

Calgary, Alberta (September 8, 2004) –AltaGas Income Trust (TSE:ALA.UN) today announced that it will construct a $5.5 million sour gas processing plant and approximately 37 kilometres of pipeline near the town of Shaunavon, Saskatchewan. The Trust will utilize new and redeployable equipment to construct the facilities which include amine and liquids recovery equipment and booster and plant compression.

The plant, targeted to be operational by mid-November, 2004, is expected to initially process approximately 1.0 Mmcf/d per day of solution gas from two oil batteries. In exchange for processing the gas the Trust will share in the proceeds from the sale of the gas and associated liquids.

The Shaunavon area represents a new operating area for AltaGas. The Trust will continue to pursue additional volumes at Shaunavon and similar infrastructure development opportunities in Saskatchewan as producers focus on the undeveloped lands in the region.

Gary Holden, President and Chief Operating Officer of AltaGas said, "Shaunavon is a solid demonstration of the internal growth opportunities that continue to drive our success. The Shaunavon plant construction allows AltaGas to grow its gas and NGL marketing business and benefit from higher return on capital through redeployment of equipment to increase the utilization of the Trust's asset pool."

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson (403) 691-7534	Marilyn Pfaefflin(403) 691-7540	
dennis.dawson@altagas.ca	marilyn.pfaefflin@altagas.ca	

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(89)

RECEIVED

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (September 15, 2004) – AltaGas Income Trust (AltaGas or the Trust) (TSE:ALA.UN) announced today that a monthly distribution will be paid on October 15, 2004 to holders of record on September 27, 2004, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin(403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

AltaGas NEWS RELEASE

(90)

ALTAGAS CLOSES $22.0 MILLION ACQUISITION OF PREMSTAR ENERGY CANADA LTD.

Calgary, Alberta (October 6, 2004) -- AltaGas Income Trust (AltaGas or the Trust) (TSX:ALA.UN) announced today that it has closed the acquisition of substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for a net price after closing adjustments of approximately $22.0 million. The assets purchased include approximately $3.5 million in working capital related to operations from April 1, 2004 to closing. Pursuant to an agreement signed May 26, 2004, the price was paid primarily by way of 993,789 Trust units issued from the Trust's treasury. Clarus Securities Inc. acted as AltaGas' financial advisor on this transaction.

AltaGas has provided gas services since 1994 and the addition of Premstar builds on this low risk, fee for service business. PremStar is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers across Canada. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media	Investment Community	PremStar Energy Canada Ltd.
Dennis Dawson (403) 691-7534	Marilyn Pfaefflin (403) 691-7540	Greg Aarssen (519) 436-1420
dennis.dawson@altagas.ca	marilyn.pfaefflin@altagas.ca	gaarssen@premstar.com

Website: www.altagas.ca

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(91)

RECEIVED
2005 ... 10 P 3:

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (October 13, 2004) – AltaGas Income Trust (AltaGas or the Trust) (TSE:ALA.UN) announced today that a monthly distribution will be paid on November 15, 2004 to holders of record on October 25, 2004, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin(403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

- 30 -

(92)

AltaGas

NEWS RELEASE

ALTAGAS' THIRD QUARTER CONFERENCE CALL TO BE HELD ON NOVEMBER 10, 2004

Calgary, Alberta (November 5, 2004) -- AltaGas Income Trust (AltaGas or the Trust) will announce its third quarter earnings results on Wednesday, November 10, 2004. The announcement will be followed by the Trust's third quarter conference call at 3:30 p.m. ET when David Cornhill, Chairman and Chief Executive Officer will discuss the Trust's financial and operating results.

Conference Call details:

Date: Wednesday, November 10, 2004
Time: 1:30 p.m. Mountain Time (3:30 p.m. Eastern Time)
Dial-in: 416-640-4127 or 800-814-4857 toll-free

Shortly after the conclusion of the live call, a replay will be available by dialing 416-640-1917 or 877-289-8525. The pass code is 21099350 followed by the pound key. The replay will expire at midnight (ET) on November 17, 2004.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin
(403) 691-7540
marilyn.pfaefflin@altagas.ca

Website:
www.altagas.ca

AltaGas News Release

AltaGas Delivers Record Net Income and Funds From Operations for the First Nine Months of 2004; Third Quarter 2004 Funds From Operations Increased by 36 Percent Over Prior Year

CALGARY, Alberta, November 10, 2004: AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today released its financial results for the third quarter and nine months ended September 30, 2004. AltaGas declared a distribution of $0.15 per Trust unit and limited partnership unit payable on December 15, 2004 to holders of record on November 25, 2004.

- "Operationally and financially the third quarter and nine month results were very solid. Our strategic positioning of assets throughout the energy value chain continues to pay off," said David Cornhill, AltaGas' Chairman and Chief Executive Officer. Mr. Cornhill added, "AltaGas' ability to generate consistent and sustained growth starts with our existing low risk infrastructure asset base. High impact but prudent acquisitions then enhance our growth and our success. Since the end of June, we have successfully closed the acquisitions of the Edmonton ethane extraction plant and PremStar Energy Canada, added 25 megawatts of power peaking capacity and acquired additional units in the Taylor NGL Limited Partnership. The full impact of these investments will be seen in the fourth quarter of 2004 contributing to what I expect will be an exceptional year for AltaGas. I would also like to welcome all of our new employees. Through the PremStar and EEEP acquisitions we have added 77 individuals in Edmonton, Chatham, Oakville and Burnaby. We now have 585 outstanding, dedicated professionals driving AltaGas' success."

HIGHLIGHTS

- Generated record funds from operations in the third quarter and the first nine months of 2004. Funds from operations were $28.5 million for the third quarter of 2004 compared to $20.9 million for the same period of 2003 and $74.7 million for the first nine months of 2004 compared to $63.6 million for the first nine months of 2003. Funds from operations for the first nine months of 2004 included $12.7 million in one time costs in the second and third quarters of 2004 associated with the conversion to an income trust and turnaround costs at our Bantry field processing facility.

- Increased third quarter net income to $17.1 million from $9.2 million for the same period of 2003. On a per unit basis net income was $0.33 compared to $0.20 for the third quarter of 2003.

- Achieved a number of key initiatives:

  Closed the acquisition of a 48 2/3 percent interest in the Edmonton ethane extraction plant (EEEP) from BP Canada Energy Resources Company. After adjusting for the economic benefit from the January 1, 2004 effective date to closing, the purchase price paid by AltaGas for the facility was approximately $42.1 million subject to a final statement of adjustments. AltaGas assumed operatorship of the plant and the staff at EEEP have become AltaGas employees.

  Entered into a capital lease for the right to 25 megawatts of gas fired power peaking capacity generated by four gas fired peaking plants located in southern Alberta from Maxim Energy Group Ltd.

  Announced the construction of a $5.5 million sour gas processing plant and approximately 37 kilometres of pipeline near the town of Shaunavon, Saskatchewan. The plant, targeted to be operational by the end of 2004, is expected to initially process approximately 1.0 Mmcf/d per day of solution gas.

Continued to grow through internal expansion projects in the field gathering and processing component with investment of approximately $7.9 million during the first nine months of 2004.

AltaGas acquired an additional 1,605,000 limited partnership units of Taylor NGL Limited Partnership (Taylor) from Taylor's equity offering of 8,025,000 units at a price of $6.60 per unit on August 19, 2004. With this $10.6 million investment, AltaGas holds 18.9 percent of Taylor.

On October 6, 2004 AltaGas closed the acquisition of substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for approximately $22.0 million paid primarily by way of 993,789 AltaGas Trust units issued from treasury. The PremStar group is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers.

- Enbridge Inc. (Enbridge) sold its approximate 36 percent interest in AltaGas Income Trust through Trust unit sales in August and September. Subsequent to Enbridge's sale of its AltaGas units, Stephen Letwin and Bonnie DuPont resigned from the Board of Directors of AltaGas General Partner Inc., the delegate of the trustee of AltaGas Income Trust. Mr. Letwin and Ms. DuPont were Enbridge's Board nominees pursuant to a securityholder agreement between AltaGas, AltaGas General Partner Inc. and Enbridge. David Cornhill, Chairman and Chief Executive Officer of AltaGas, said, "Mr. Letwin and Ms. DuPont have been valuable members of the Board of Directors, providing strong support throughout a period of exceptional growth and change at AltaGas. On behalf of the Board and management, I thank them for their many contributions to the Board and their commitment to AltaGas. We are currently identifying individuals to fill the two vacancies on the Board of Directors."

- As part of AltaGas' continuing corporate governance and succession planning process, David Cornhill, Chairman and Chief Executive Officer, has informed the Board of Directors that he intends to remain as both Chairman and Chief Executive Officer until sometime in 2006, after which he will relinquish the role of Chief Executive Officer but will continue in his capacity as Chairman of the Board of Directors. Mr. Cornhill has held both roles since AltaGas was founded in 1994. "We have built AltaGas Income Trust into one of Canada's leading energy infrastructure trusts with predictable and consistent cash flows. We have in place the people and the assets to build upon the foundation put in place over the past decade," said David Cornhill. Mr. Cornhill added, "In my continuing role as Chairman of the Board of Directors, I expect to continue to hold a significant personal investment in AltaGas and I look forward to being a part of AltaGas' exciting future." The Board of Directors and Mr. Cornhill will be working together in due course to identify internal and external candidates for the role of Chief Executive Officer.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis dated November 10, 2004 is a review of the results of operations and the liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust, formerly AltaGas Services Inc. (ASI), for the three and nine month periods ended September 30, 2004 and the notes thereto and with the financial statements and Management's Discussion and Analysis contained in ASI's annual report for the year ended December 31, 2003. The discussion and analysis of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust as the successor to AltaGas Services Inc.

To provide Trust unitholders and prospective investors with information regarding the Trust, this MD&A contains forward looking statements in accordance with securities legislation. These forward looking statements are management's best prediction, and the actual results may vary due to the nature of estimates. These statements are provided wherever appropriate to assist investors to see the business from a management viewpoint. Such disclosure is subject to the reasonable constraints of maintaining the confidentiality of certain information which, if published could have an adverse impact on the competitive position of the Trust.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual Management's Discussion and Analysis and audited financial statements, 2003 Annual Report, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. voted in favour of a plan of arrangement to reorganize the business of AltaGas Services Inc. into an open-ended investment trust effective May 1, 2004. For each common share of AltaGas Services Inc., shareholders received either one AltaGas Income Trust unit or one limited partnership unit of AltaGas Income Trust. As a result of implementing the reorganization, AltaGas Income Trust now indirectly holds through its partnerships and subsidiaries all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Holding Limited Partnership No.1, AltaGas Ltd., AltaGas Operating Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flow of AltaGas Income Trust is solely dependent on the results of the operating subsidiaries and is derived from dividends or returns of capital from common shares held and from interest earned on loans made by AltaGas Income Trust to the operating subsidiaries.

The Trust has incurred costs and charges to implement the conversion, which are anticipated to total approximately $14.4 million. In the second quarter of 2004 approximately $7.0 million had been charged to unitholders' capital, and $3.5 million had been charged to income. In the third quarter, AltaGas incurred $0.9 million in charges to income and an additional $1.3 million that was charged to unitholders capital related to the conversion. The balance is expected to be charged to income in the future.

DISTRIBUTIONS

AltaGas targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders. The distributions are determined giving consideration to the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of AltaGas.

On April 29, 2004 AltaGas announced that AltaGas Income Trust would commence monthly distributions of $0.15 for each Trust unit and limited partnership unit on June 15, 2004 to holders of Trust units and holders of limited partnership units. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month, or the following business day if it falls on a weekend or holiday.

Third quarter distributions declared were $0.45 per unit or $23.2 million. From the date of conversion to an income trust on May 1, 2004, through to September 30, 2004, AltaGas had declared cash distributions of $37.8 million or $0.75 per unit. The following table summarizes AltaGas' dividend and distribution declaration history.[1]

(dollars per unit)		2004		2003		2002		2001
First quarter	$	**0.11**	$	0.08	$	0.06	$	0.03
Second quarter		**0.30**		0.08		0.06		0.03
Third quarter		**0.45**		0.11		0.08		0.06
Fourth quarter[2]				0.11		0.08		0.06
	$	**0.86**	$	0.38	$	0.28	$	0.18

[1] Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. Prior to December 2000 no dividends were paid. Monthly distributions to unitholders began in second quarter of 2004

[2] Monthly distributions of $0.15 per unit have been declared for payment on both November 15, 2004 and December 15, 2004

For income tax purposes the Trust expects that approximately 70 percent of the distributions declared in 2004 will be taxed as interest with the remaining 30 percent to be classified as a combination of dividends and return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

CONSOLIDATED RESULTS

Consolidated Financial Results ($ millions)	**Three months ended September 30** **2004**	2003[1]	**Nine months ended September 30** **2004**	2003[1]
Revenue	**178.5**	158.9	**547.4**	531.5
Net revenue[2]	**61.5**	53.3	**178.2**	158.9
EBITDA[2]	**33.8**	28.9	**92.8**	87.0
Net income	**17.1**	9.2	**40.0**	26.3
Net additions to capital assets	**55.3**	6.4	**75.8**	18.8
Cash flows				
Funds generated from operations[2]	**28.5**	20.9	**74.7**	63.6
Distributable cash[2]	**26.5**	18.0	**70.4**	58.6
Distributions [3]	**23.1**		**30.0**	
($ per unit, basic)				
EBITDA	**0.66**	0.64	**1.93**	1.92
Net income	**0.33**	0.20	**0.83**	0.58
Cash flows				
Funds generated from operations	**0.55**	0.46	**1.55**	1.41
Distributable cash	**0.51**		**1.43**	
Distributions[3]	**0.45**		**0.60**	
Units outstanding (millions)				
Basic	**51.4**	45.5	**48.2**	45.4
End of period	**51.7**	45.6	**51.7**	45.6

[1] Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations
[2] Non-GAAP financial measure. See discussion in the following section of the MD&A
[3] Distributions of $0.15 per unit paid commencing May, 2004

AltaGas' net income for the third quarter and first nine months of 2004 again surpassed the comparable periods of 2003, setting a new record since AltaGas' formation in 1994. The driver for these results is the exceptional operating performance of AltaGas' business components and the favourable impact on income tax associated with converting to an income trust. These results were partially offset by one time costs related to the conversion to an income trust and costs associated with a major turnaround at AltaGas' Bantry facility in May, 2004.

Revenue of $547.4 million for the first nine months of 2004 is 3 percent higher than the same period last year due mainly to increased volumes sold and higher average prices received for power in the Energy Services segment and to increases in volumes processed in the Gathering and Processing segment, offset by lower gas delivery prices in the Natural Gas Distribution segment. For the three months ended September 30, 2004 revenue is up 12 percent to $178.5 million compared to the same period in 2003 on the strength of volume increases in the field gathering and processing and extraction components along with the Energy Services and Natural Gas Distribution segment.

Net revenue, which is gross revenue less cost of commodities purchased for re-sale, increased 12 percent for the first nine months and 15 percent for the third quarter of 2004 compared to the same periods in 2003 due to volume increases. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales.

Volume increases in the Gathering and Processing segment were driven by well tie-ins, expansions and modifications at existing facilities, the Rainbow Lake and Mica Pouce Coupe field gathering and processing acquisitions in late 2003, as well as the Edmonton ethane extraction plant acquisition in the third quarter of 2004. In the Energy Services segment, power volumes sold were higher in the first nine months of 2004 over the same period of 2003, due to the addition of volumes associated with the Genesee energy contract from April 1, 2003 and from the addition on September 1, 2004 of 25 megawatts of gas fired power peaking capacity to AltaGas' power portfolio. Natural Gas Distribution sales volumes at AltaGas Utilities Inc. rose in the third quarter of 2004 compared to the same period in 2003, driven by an increased customer base and colder weather, while sales volumes were down in the first nine months of 2004, compared to the same period of 2003 due to warmer weather.

Operating and administrative expense was higher in the third quarter and first nine months of 2004 compared to 2003. Operating costs increased due to the late 2003 field gathering and processing facilities acquisitions and due to a major turnaround required at AltaGas' Bantry facility costing $1.7 million. Administrative expense increased due to $2.1 million cash costs related to the conversion to an income trust, an additional $2.4 million in non-cash compensation expense recorded as a result of all outstanding unvested employee trust unit options vesting effective May 1, 2004, and due to increased staffing required to support the Trust's growth. Amortization expense was up 4 percent for the nine months of 2004 compared to the same period in 2003 and up 6 percent for the third quarter of 2004 compared to 2003. The increases are due mainly to Gathering and Processing segment acquisitions and expansions in late 2003 and the first nine months of 2004.

Interest expense of $15.8 million for the first nine months of 2004 was 5 percent lower than $16.7 million for the same period in 2003 and for the third quarter of 2004 interest expense of $4.9 million was 11 percent lower than $5.5 million for the third quarter of 2003. The lower interest expense for both periods was due to lower average debt outstanding partially offset by higher average interest rates. Debt was reduced with cash from operations and from the net proceeds of AltaGas' June 2004 Trust unit offering.

AltaGas' income is subject to a variety of tax rates and rate reductions currently and in the future. Consequently there are several items which impact income tax expense and the effective tax rate from period to period. Income tax expense for the first nine months of 2004 was $8.2 million less than reported for the same period of 2003 even though income before tax was higher. As a result of AltaGas' conversion into an income trust, amortization expense exceeds capital cost allowance claimed, resulting in a reversal over time of the future income tax liability. AltaGas' first five months as an income trust resulted in a credit to income tax expense of $6.7 million. Also contributing to the variance from 2003 to 2004 in the effective income tax rate was a $0.7 million charge in the third quarter of 2003 to record the impact on future income tax liabilities of federal rate and resource allowance adjustments. Income tax expense for the nine months of 2004 was reduced by $1.5 million, $0.7 million resulting from the provincial rate reduction in the March 19, 2004 Alberta Government's budget and an additional $0.8 million reduction related to the federal statutory rate decrease. The impact of recording a charge to income for compensation expense related to stock options, which has no current or future income tax implication, partially offset these rate reductions by $0.8 million.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this Management's Discussion and Analysis that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas. All amounts are in millions of dollars unless otherwise noted.

Cash from Operations	**Three months ended September 30**		**Nine months ended September 30**	
($ millions)	**2004**	2003	**2004**	2003
Funds generated from operations	**28.5**	20.9	**74.7**	63.6
Add (deduct): Net change in non-cash working capital	**1.7**	11.4	**4.6**	18.0
Cash from operations	**30.2**	32.3	**79.3**	81.6

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Trust's working capital in the period.

EBITDA	**Three months ended September 30**		**Nine months ended September 30**	
($ millions)	**2004**	2003	**2004**	2003
Non-GAAP financial measure	**33.8**	29.0	**92.8**	87.0
Deduct: Amortization	**(10.4)**	(9.8)	**(30.6)**	(29.4)
Operating income (GAAP financial measure)	**23.4**	19.2	**62.2**	57.6

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in understanding the ability of the organization to generate cash and its ability to cover interest payments.

Distributable Cash Flow	**Three months ended September 30**		**Nine months ended September 30**	
($ millions)	**2004**	2003	**2004**	2003
Funds generated from operations	**28.5**	20.9	**74.7**	63.6
Deduct: Maintenance capital expenditures	**(2.0)**	(3.0)	**(4.3)**	(5.0)
Distributable cash flow	**26.5**	17.9	**70.4**	58.6
Distributable cash flow per unit, basic	**0.51**	n/a	**1.43**	n/a

The distributable cash flow of AltaGas is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash flow can not be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

Net Revenue	**Three months ended September 30**		**Nine months ended September 30**	
($ millions)	**2004**	2003	**2004**	2003
Non-GAAP financial measure	**61.5**	53.3	**178.2**	158.9
Add: Cost of sales	**117.0**	105.6	**369.2**	372.6
Revenue (GAAP financial measure)	**178.5**	158.9	**547.4**	531.5

In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects organic growth in the business. This table reconciles the revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment to illustrate the relationship between these non-GAAP and GAAP measures where used throughout this Management's Discussion and Analysis.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income [1]	**Three months ended September 30**		**Nine months ended September 30**	
($ millions)	**2004**	2003	**2004**	2003
Gathering and Processing	**12.1**	10.1	**31.3**	28.8
Energy Services	**11.6**	9.5	**26.9**	23.8
Natural Gas Distribution	**(0.3)**	(0.4)	**4.0**	5.0
	23.4	19.2	**62.2**	57.6

[1] Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements for accounting for asset retirement obligations

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	**Three months ended September 30**		**Nine months ended September 30**	
($ millions)	**2004**	2003[1]	**2004**	2003[1]
Revenue	**52.1**	41.1	**142.7**	123.8
Net revenue	**40.7**	34.5	**117.3**	101.7
Operating and administrative expense	**22.0**	18.2	**66.6**	54.4
Amortization expense	**6.6**	6.2	**19.4**	18.5
Operating income	**12.1**	10.1	**31.3**	28.8

[1] Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements for accounting for asset retirement obligations

Operating Statistics	Three months ended September 30 2004	Three months ended September 30 2003	Nine months ended September 30 2004	Nine months ended September 30 2003
Field gathering and processing				
Capacity (Mmcf/d)[2]	**906**	835	**906**	835
Throughput (gross Mmcf/d)[1]	**552**	514	**559**	519
Capacity utilization (percent)[1]	**61**	62		
Average working interest (percent)[2]	**89**	88	**89**	88
Extraction				
Licensed inlet capacity (Mmcf/d)[2]	**539**	349	**539**	349
Production (Bbls/d)	**13,054**	6,428	**10,812**	7,041
Transmission volumes (Mmcf/d)[1][3]	**417**	347	**409**	322

[1] Average for the period
[2] As at September 30
[3] Excludes condensate pipeline volumes

AltaGas' natural gas processing capacity ranks the Trust in the top ten Canadian processors of natural gas and one of the four largest Canadian midstream processors. The Gathering and Processing segment includes more than 6,000 kilometers of gathering lines, 69 natural gas processing plants, interests in five ethane and natural gas liquids (NGLs) extraction and fractionation facilities and six transmission pipelines. These long-life assets provide service to a diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are generally volume driven. Future opportunities derive from the requirement that all natural gas must be processed to meet downstream pipeline specifications prior to delivery to the end user. With its extensive gathering infrastructure and the mobile nature of its field gathering and processing plants, AltaGas can quickly redeploy assets in response to producer drilling activity, size facilities to meet demand while reducing operating costs and minimize the time required to bring new production on line, accelerating producer and AltaGas' cash flow.

Net revenue for AltaGas' Gathering and Processing segment was $117.3 million for the nine months ended September 30, 2004, compared to $101.7 million for the same period in 2003 and $40.7 million for the third quarter of 2004 compared to $34.5 million for the third quarter of 2003. Net revenue growth in this segment was the result of increased volumes processed in the field gathering and processing and extraction components.

In the field gathering and processing component volumes processed rose during the first nine months of 2004 compared to the same period in 2003 due to AltaGas' December, 2003 acquisition of the Rainbow Lake facilities in northwestern Alberta and to the record 333 well tie-ins experienced during 2004 in AltaGas' operating areas. Gas drilling activity in the Western Canadian Sedimentary Basin continued to be strong during the third quarter of 2004, resulting in 81 wells tied-in to AltaGas' field gathering and processing facilities compared with 80 well tie-ins during the same period in 2003. The strong tie-in activity, along with new volumes from the Rainbow Lake acquisition and internal growth initiatives more than offset normal natural gas production declines and delays due to wet weather for the Windfall and Doris facility expansions as well as normal scheduled turnarounds. AltaGas' gross average throughput increased to 552 Mmcf/d during the third quarter of 2004 compared to 514 Mmcf/d during the third quarter of 2003.

AltaGas' existing operating areas continue to provide growth opportunities. During the third quarter of 2004 further expansion at the Marten Creek facility along with expansions at the Kirkpatrick Lake and Windfall facilities became operational and AltaGas announced the construction of a $5.5 million sour gas processing plant and approximately 37 kilometres of pipeline near the town of Shaunavon, Saskatchewan. The Shaunavon plant is expected to be operational by the end of 2004 and will process 1.0 Mmcf/d per day of

solution gas currently being flared from two oil batteries. AltaGas is pursuing additional opportunities in Saskatchewan to process flared gas. Internal development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to throughput declines. During the first nine months of 2004, AltaGas invested approximately $7.9 million on internal expansion projects in the field gathering and processing component. The new volumes associated with these expansions will be reflected in the fourth quarter of 2004.

In the extraction component, as a result of higher volumes processed and a favourable NGL pricing environment net revenue grew 151 percent during the third quarter of 2004 compared to the third quarter of 2003, reaching $5.5 million. Average NGLs volumes processed for the third quarter of 2004 more than doubled reaching 13,054 Bbls/d compared to 6,428 Bbls/d for the same period in 2003.

Contributing to the volume increase was AltaGas' closing, in late August 2004, of the acquisition of BP Canada Energy Resources Company's 48 2/3 percent interest in the Edmonton ethane extraction plant (EEEP) located at Edmonton, Alberta. After adjusting for the economic benefit from the January 1, 2004 effective date to closing, the purchase price paid by AltaGas for the facility was approximately $42.1 million, subject to a final statement of adjustments. AltaGas assumed operatorship of the plant and the staff at EEEP have become AltaGas employees. The plant has a gross licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The acquisition has increased AltaGas' total net licensed inlet extraction capacity to 539 Mmcf/d. AltaGas' share of plant products will be sold under long-term contracts and a long-term gas supply contract provides secure feedstock supply to EEEP. Also contributing to the increase in extraction volumes processed were modifications made to the Empress EnCana extraction facility that increased ethane production effective the fourth quarter of 2003. There was also increased production at the Joffre ethane extraction plant. NGLs at the Joffre facility were reinjected in the third quarter of 2003 as a result of a lower gas to liquids price differential. The full impact of the addition of EEEP is expected to boost production in the fourth quarter of 2004 and 2005 to new records. In addition, AltaGas expects to invest approximately $5.0 million at EEEP during 2005 to increase efficiency and undertake other natural gas value chain optimizations at the plant to further enhance its financial and operational performance.

Net revenue in AltaGas' transmission component was down 3 percent for the third quarter of 2004 when compared to the same quarter of 2003, although after adjusting for lower flow through operating costs in the third quarter of 2004 net revenues were essentially flat. For the first nine months of 2004 when compared to the same period in 2003 net revenue was up 3 percent due to increased EnCana volume commitments on the Suffield transmission system.

ENERGY SERVICES

The Energy Services segment is comprised of the power services and gas service components. In this segment, the Trust also reports the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce. The financial results of the power services component currently account for a significant portion of overall segment financial results and as such the commentary in this section will be restricted to the power services component.

Financial Results ($ millions)	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
Revenue	**124.6**	115.1	**382.1**	385.6
Net revenue[1]	**16.6**	14.1	**41.0**	36.3
Operating income[2]	**11.6**	9.5	**26.9**	23.8

[1] Gross revenue less cost of sales
[2] Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
Volume of power sold (thousands of MWh)	**877**	872	**2,603**	2,393
Average price received on the sale of power ($/MWh)[1]	**49.22**	49.41	**48.30**	47.72
Alberta Power Pool average spot price ($/MWh)[1]	**54.35**	62.39	**54.40**	65.71

[1] Average for the period

The power services component generated net revenue of $34.6 million for the first three quarters of 2004 compared to $29.8 million for the same period in 2003 and $13.9 million for third quarter 2004 compared to $11.7 million in 2003. Increases in the first nine months of 2004 was due to higher realized prices on power sales and higher volumes sold primarily related to the Genesee energy contract. For the third quarter of 2004 the increase is primarily due to increased volumes sold related to the Trust's 25 megawatt peaking plant capital lease. The Alberta Electric System Operator (AESO) is entitled to recover or refund variances between revenues collected through transmission charges and expenses incurred by AESO through true up adjustments calculated quarterly. For 2004, the cumulative quarterly adjustments have resulted in a net credit to AltaGas' income of $ 0.5 million compared to a credit to income of $4.1 million for 2003.

On September 1, 2004 AltaGas entered into a long term capital lease with Maxim Energy Group Ltd. for 25 megawatts of gas fired power peaking capacity. The capital lease requires AltaGas to pay Maxim monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains 100 percent of the ancillary service and peaking sales revenues. The capital lease has a 10 year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or purchase the assets.

The 25 megawatts of power is generated by four gas fired peaking plants located in southern Alberta. The addition of the 25 megawatts of natural gas generation capacity provides fuel diversity to AltaGas' coal fired generation. It adds a fifth independent supply source, reducing potential risk on the Trust's overall power supply portfolio. Operationally, given the speed at which the power assets can be ramped up, the peaking supply easily provides some backstopping to AltaGas' Sundance B Power Purchase Arrangement and Genesee energy contract. The peaking gas requirement will be managed by AltaGas' gas services component.

AltaGas' total power portfolio at the end of the third quarter of 2004 consisted of 478 megawatts of power generation capacity representing approximately 6 percent of the Alberta power market.

AltaGas does not engage in the speculative trading of power. The Trust manages its acquired power capacity to provide stable, predictable earnings and cash flow over time. AltaGas reduces its exposure to floating electricity prices by supplying internal electrical demand requirements and by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk. The average price AltaGas received from power sales in the third quarter of 2004 was $49.22 per MWh compared to $49.41 per MWh in the third quarter of 2003 and $48.30 per MWh for the first nine months of 2004 compared to $47.72 per MWh for the same

period in 2003. Average Alberta Power Pool spot prices were $54.35 per MWh and $62.39 per MWh in the third quarters of 2004 and 2003 respectively, and $54.40 per MWh and $65.71 per MWh in the first nine months of 2004 and 2003 respectively.

Subsequent to the end of the third quarter of 2004, AltaGas significantly expanded its gas services component with the acquisition on October 6, 2004 of substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. The purchase price of $22.0 million, after closing adjustments from the effective date of April 1, 2004, was paid primarily by way of the issuance of 993,789 Trust units from treasury.

AltaGas has provided gas services since 1994 and the addition of PremStar builds on this low risk, fee for service business. PremStar is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers across Canada. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information. This transaction is expected to make a significant positive impact to the gas services component in the fourth quarter of 2004 and 2005 forward, through its existing business and through value chain optimization with other businesses of AltaGas.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AltaGas Utilities or AUI), AltaGas' one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

Financial Results	**Three months ended September 30**		**Nine months ended September 30**	
($ millions)	**2004**	2003	**2004**	2003
Revenue	**14.0**	12.9	**82.7**	94.7
Net revenue(1)	**5.1**	4.9	**21.0**	21.3
Operating income(2)	**(0.3)**	(0.4)	**4.0**	5.0

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics(1)	**Three months ended September 30**		**Nine months ended September 30**	
	2004	2003	**2004**	2003
Volume of natural gas distributed				
Sales (Bcf)	**1.5**	1.3	**9.2**	9.4
Transportation (Bcf)	**2.6**	2.6	**8.3**	6.8
Degree day variance (percent)(2)	**24.8**	(5.9)	**6.6**	8.8
Number of customers(3)	**60,048**	58,941	**60,048**	58,941

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At September 30

In the first nine months of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $21.0 million compared to $21.3 million for the same period in 2003. Customer growth for the nine months of 2004 was offset primarily by the impact of the completion of negotiations on AUI's general rate application filed with the Alberta Energy and Utilities Board (AEUB). Lower than anticipated cost rates for debt and common equity as approved for 2003 resulted in a charge to net income of $0.5 million in the first quarter of 2004 related to previously recorded 2003 results.

Heritage Gas, 24.9 percent owned by AltaGas, activated its natural gas distribution system in late December 2003. Heritage Gas is in the initial stages of its planned growth and consequently has not had a material impact on AltaGas' consolidated results in the first nine months of 2004.

In the third quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $5.1 million compared to $4.9 million for the same period in 2003. This increase is due to higher sales volumes in 2004 compared to the third quarter of 2003 associated with an increased customer base and colder weather. Weather for the third quarter, as measured by heating degree days, was 33.5 percent colder than the third quarter of 2003 and 24.8 percent colder than the 20 year average.

AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated cost of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service, less accumulated depreciation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity. On July 2, 2004 the AEUB issued its Generic Cost of Capital decision. The decision established for AUI the 2004 rate of return on common equity at 9.6 percent and 2004 capital structure at 41 percent equity and 59 percent debt resulting in final allowable rates for interest expense and return on common equity.

AUI filed its Phase 2 application, for the 2003 and 2004 test years, arising from the Alberta Energy and Utilities Board approval of its Phase 1 decision issued August 3, 2004. The Phase 1 decision confirmed the revenue requirements which resulted from a negotiated settlement process. The Phase 2 portion of the general rate proceeding encompasses the allocation of costs to rate classes and the resulting rate design. A hearing on this phase is scheduled to start January 10, 2005. AUI is planning to file a Phase 1 General Rate Application for 2005, 2006 and possibly 2007 in the fourth quarter of this year.

AUI continues to make moderate increases in its customer base in its catchment area. In addition the company continues to look for opportunities to increase the number of franchises served. During the quarter AUI entered into an agreement with Orr Mineral Developments Ltd. (Orr) to acquire its distribution assets which provide natural gas service to approximately 112 customers in the hamlet of Suffield in southern Alberta. The sale by Orr requires the approval of the AEUB, which is expected to be obtained late in 2004 or early 2005. Orr was the last small independently owned natural gas distribution company in Alberta.

Heritage Gas is focused on building momentum behind a consumer movement to switch heating fuel sources in Nova Scotia's market place. Construction of a major facilities extension to serve Nova Scotia Power's Burnside facility was constructed during the third quarter of 2004. The facilities are capable of delivering the daily contracted volume of 16,700 GJ. Heritage Gas anticipates that the facilities will be activated and billing to the customer will commence in the fourth quarter of 2004.

Heritage Gas is very close to achieving the necessary customer commitments that are required to meet the economic feasibility test for expansion of natural gas service to the Town of Amherst. It is expected that once the economic feasibility hurdles are met natural gas service to Amherst could be available in the fourth quarter of 2005. At the end of the third quarter of 2004 Heritage Gas had installed services to 81 customers and had signed commitments from another 227 customers.

Summary of Eight Most Recently Completed Consolidated Quarterly Results[1]

($ millions)	**Q3/04**	Q2/04	Q1/04	Q4/03	Q3/03	Q2/03	Q1/03	Q4/02[2]
Net revenue	**61.5**	59.5	57.2	61.0	53.3	51.2	54.4	48.8
Net income	**17.1**	11.9	11.0	12.0	9.3	6.8	10.2	11.2
($ per unit)								
Earnings								
Basic	**0.33**	0.25	0.24	0.26	0.20	0.15	0.23	0.25
Diluted	**0.33**	0.25	0.24	0.26	0.20	0.15	0.22	0.25
Dividends/distributions[3]	**0.45**	0.15	0.11	0.11	0.11	0.08	0.08	0.08

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations
(2) Includes a pre-tax loss of $1.4 million
(3) The Trust pays a stable monthly distribution of $0.15 per Unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment, and seasonality in the business. The first and last quarters each year are AltaGas' most profitable on the basis of the contribution from the Natural Gas Distribution segment which, as a distributor of natural gas for heating purposes, reports higher earnings in colder periods than in warmer periods.

The fourth quarter of 2002 was the strongest quarter to that date for ASI at $11.2 million in net income on the basis of an increased customer base in the Natural Gas Distribution segment and from power sales which AltaGas commenced at the beginning of 2002. Fourth quarter 2002 net income was also higher than in the previous quarter of the year due to the higher seasonal contribution from the Natural Gas Distribution segment. The Suffield pipeline and Wabasca field gathering and processing facilities were acquired and construction of the Joffre ethane extraction plant was commissioned late in the quarter.

Net income of $10.2 million in the first quarter of 2003 set a new high for ASI for that period in a year. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of this performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity with a record 85 wells tied-in during the first quarter. Final commissioning of the Joffre ethane extraction plant provided volume increases in the extraction component and volumes in the transmission component were higher due to the Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs due to changes in process at the Transmission Authority, partially offset the gains made in the other segments. AltaGas commenced selling power on April 1, 2003 from the Genesee energy contract which arrangement provides for 100 megawatts of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter in 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received for power and by the increased volumes sold resulting from the Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the third quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were again the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002. Operating results were driven by competition. Late quarter modifications to the EnCana-operated Empress extraction facility increased AltaGas' net production capability by an estimated 1,400 Bbls/d. In addition,

power prices were improved over the same quarter in the prior year. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to announced changes in federal large corporations tax legislation, was still the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions, incremental power volumes sold from the Genesee energy contract and to the completion of modifications to increase ethane production at the EnCana-operated Empress extraction plant late in the third quarter of 2003.

First quarter 2004 produced record net income of $11.0 million for that period in a year based on increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

The second quarter of 2004 saw the conversion of AltaGas from a corporate structure to an income trust. Keeping aligned with the strong first quarter of 2004, the Trust continued to build on its earlier success as net income of $11.9 million and income per unit of $0.25 both showed improvements. During the quarter AltaGas made its first public offering of units as an income trust and raised $88.5 million with net proceeds used to reduce the Trust's debt. This quarter also saw the commencement of monthly distributions to unitholders of $0.15 per unit.

Third quarter 2004 results are discussed in detail in an earlier section of this Management's Discussion and Analysis.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, AltaGas prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. AltaGas has determined that its hedging documentation meets the requirements of the Guideline and therefore there has been no impact on the consolidated financial statements.

Effective the first quarter of 2004, AltaGas' changed its accounting policy for stock-based compensation, now recognizing the compensation expense related to stock options in the financial statements according to the fair-value method. Prior to the change in policy, the Trust disclosed the impact of the accounting for stock options under the fair-value method on a pro-forma basis. Under the provisions set out by the CICA, AltaGas has adopted the change retroactively. The impact was to reduce retained earnings at January 1, 2004 by $332 thousand, and to reduce first quarter 2004 earnings by $136 thousand which amounts were based on the vesting status and exercise assumptions in existence at the end of the first quarter 2004. Subsequent to the conversion of AltaGas Services Inc. to an income trust all unvested options became fully vested. The charge to income in second quarter 2004 to reflect this early vesting was $2.4 million.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For further information on these critical accounting estimates, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power services component. Alberta Power Pool daily average spot prices ranged from $124.23 per MWh to $12.11 per MWh in the third quarter of 2004. Through the use of financial hedges on a portion of its power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At September 30, 2004 AltaGas had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $242.0 million total drawn bank debt. Including AltaGas' medium term notes, the rate has been fixed on 84 percent of AltaGas' total debt, including capital leases. The amount of fixed rate debt was higher than AltaGas' target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

On June 10, 2004 AltaGas Income Trust closed a public offering of 4,730,000 Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The offering included the concurrent exercise by the Underwriters of an over-allotment option granted by AltaGas to purchase an additional 10 percent of the issue or 430,000 Trust units on the same terms. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million was approximately $83.8 million. The net proceeds were used to reduce bank indebtedness and for general corporate purposes including AltaGas' ongoing capital program, the acquisition of the Edmonton ethane extraction plant and funding future acquisitions.

CAPITAL EXPENDITURES

Total capital expenditures by the Trust for the third quarter and first nine months of 2004 were $55.3 million and $75.8 million respectively compared to $6.4 million and $18.8 million for the respective periods of 2003.

Growth capital for the first nine months of 2004 included $42.1 million for the EEEP acquisition, $13.8 million related to the capital lease for 25 megawatts of peaking power capacity, and $12.6 million for expansions within the existing business and acquisitions of additional working interest in plants where AltaGas is able, through increased ownership, to optimize operations and generate additional operating margin for the Trust.

For the three months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.7	$ -	$ 1.3	$ 2.0
Growth	36.1	14.6	1.5	52.2
Administrative	0.9	-	0.2	1.1
	$ 37.7	$ 14.6	$ 3.0	$ 55.3

For the three months ended September 30, 2003	Gathering and Processing		Energy Services		Natural Gas Distribution		Total	
Capital								
Maintenance	$	1.5	$	0.6	$	0.9	$	3.0
Growth		-		-		1.8		1.8
Administrative		1.2		0.1		0.3		1.6
	$	2.7	$	0.7	$	3.0	$	6.4

For the nine months ended September 30, 2004	**Gathering and Processing**		**Energy Services**		**Natural Gas Distribution**		**Total**	
Capital								
Maintenance	**$**	**1.9**	**$**	**-**	**$**	**2.4**	**$**	**4.3**
Growth		**50.2**		**14.6**		**3.7**		**68.5**
Administrative		**2.1**		**0.3**		**0.6**		**3.0**
	$	**54.2**	**$**	**14.9**	**$**	**6.7**	**$**	**75.8**

For the nine months ended September 30, 2003	Gathering and Processing		Energy Services		Natural Gas Distribution		Total	
Capital								
Maintenance	$	2.1	$	1.1	$	1.8	$	5.0
Growth		6.6		-		3.3		9.9
Administrative		2.8		0.4		0.7		3.9
	$	11.5	$	1.5	$	5.8	$	18.8

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations were $74.7 million in the first nine months of 2004 compared to $63.6 million for the same period in 2003.

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2004. A description of AltaGas' credit facilities can be found in Notes 6 and 7 to the consolidated financial statements included in ASI's 2003 Annual Report, and is further updated in the Trust unit offering Final Short-Form Prospectus dated July 29, 2004.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. AltaGas Operating Partnership has $100.0 million in medium term notes outstanding and AltaGas Ltd. has access to prime loans, banker's

acceptances and letters of credit though bank lines of approximately $425.0 million. At September 30, 2004 AltaGas Ltd. had drawn bank debt of $242.0 million and letters of credit outstanding of $29.7 million. These two entities fund all operating subsidiaries. As an income trust, AltaGas targets a debt to total capitalization ratio between 45 percent and 50 percent. In the third quarter the Trust's net debt to total capitalization ratio decreased to 44.0 percent at September 30, 2004 from 53.3 percent at September 30, 2003 and 52.2 percent at December 31, 2003. In the third quarter of 2004, AltaGas recorded long term debt of $13.0 million under the terms of a capital lease associated with its 25 megawatts of peaking power capacity, of which $0.5 million is reported as the current portion of the long term debt.

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (DRIP) for eligible holders of Trust units and limited partnership units of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2. DRIP participation in the third quarter of 2004 generated $4.2 million in new equity through the issuance of 220,085 Trust units, and $4.6 million in new equity and 240,429 Trust units on a year to date basis. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

Following AltaGas' announcement in March of its then proposed conversion to a trust Standard & Poor's (S&P) confirmed the rating on AltaGas' long term corporate credit at BBB- with a negative outlook and the rating on the senior unsecured debt at BBB-. The Dominion Bond Rating Service (DBRS) confirmed the rating of AltaGas Income Trust at BBB (low) with a stable trend and applied the same rating to AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership. The Trust has a stability rating of SR-3 (stable outlook) from S&P and STA-3 (mid) from DBRS.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May1, 2004, ASI securityholders exchanged their shares in the company for Trust units and eligible securityholders also received limited partnership units that are exchangeable into Trust units on a one for one basis. The limited partnership units do not trade on the TSX.

As of October 31, 2004 the Trust had 49.6 million Trust units and 3.4 million limited partnership units outstanding and a market capitalization of $1.1 billion based on a closing trading price on October 31, 2004 of $21.59 per Trust unit. There are 0.4 million options exercisable under the terms of the Unit option agreement brought forward in the reorganization. All options currently issued under this plan have vested effective May 1, 2004. Enbridge exchanged 8.9 million limited partnership units into Trust units during the third quarter of 2004.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 megawatts of gas fired power peaking capacity. AltaGas retains 100 percent of the ancillary service and peaking sales revenues. The contract has a 10 year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or purchase the assets. The cost of the lease to AltaGas is $13.8 million which has been paid for with a cash prepayment of $0.8 million, a charge recorded to long term debt of $13.0 million, of which $0.5 million is due over the next twelve months.

There have been no other material changes to AltaGas' contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

RELATED PARTIES

On August 19, 2004 AltaGas purchased 1,605,000 units of Taylor NGL Limited Partnership (Taylor) from Taylor's equity offering of 8,025,000 units at a price of $6.60 per unit. With this additional investment, the Trust's interest in Taylor has increased to 18.9 percent. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including the Joffre ethane extraction plant in which AltaGas has a 50 percent ownership interest.

On August 17, 2004 AltaGas announced that Enbridge Inc. completed a sale of 13,397,500 Trust units of AltaGas including an over allotment of 1,747,500 Trust units to a group of Canadian underwriters at a price of $19.75. This sale reduced Enbridge's interest in AltaGas from approximately 36 percent to 9 percent. On October 4, 2004 Enbridge closed the sale of its remaining 4,800,000 Trust units at $19.85.

OUTLOOK

The outlook for the balance of 2004 is expected to be very positive particularly due to the increased drilling activity in the Gathering and Processing segment and the late August 2004 acquisition of the Edmonton ethane extraction plant. Drilling activity in the majority of AltaGas' operating areas is expected to remain strong given the favorable commodity pricing environment. In addition, exploitation of opportunities in existing businesses and processes are expected to increase processed volumes. In the Energy Services segment, power prices are expected to be higher providing improved earnings on the unhedged portion of AltaGas' power portfolio, power volumes will increase with the addition of the 25 MW power peaking plant acquisition, and the fourth quarter 2004 close of the PremStar acquisition in the gas services component will add significant gas marketing volumes. All of these events are expected to add to the bottom line of the Trust.

As part of AltaGas' continuing corporate governance and succession planning process, David Cornhill, Chairman and Chief Executive Officer, has informed the Board of Directors that he intends to remain as both Chairman and Chief Executive Officer until sometime in 2006, after which he will relinquish the role of Chief Executive Officer but will continue in his capacity as Chairman of the Board of Directors. Mr. Cornhill has held both roles since AltaGas was founded in 1994. The Board of Directors and Mr. Cornhill will be working together in due course to identify internal and external candidates for the role of Chief Executive Officer.

UNITHOLDER LIMITED LIABILITY LEGISLATION

Legislation came into effect in Alberta on July 1, 2004 to provide limited liability for holders of trust units, similar to protection afforded to investors of corporations. The legislation covers events that occur on or after July 1, 2004 and extends to all unitholders of AltaGas Income Trust, which is registered in Alberta, including non-residents. The legislation does not remove the issue of unlimited liability for any acts or omissions that occurred prior to July 1, 2004.

Prior to the July 1 amendments, the legislation governing the creation of trusts did not contain explicit language which limited the liability of unitholders of the Trust to their equity investment in the Trust. As a result, there has existed a possibility that unitholders of the Trust may not be protected from liabilities of the Trust to the same extent as a shareholder of a publicly traded corporation and that potentially, unitholders could be liable for tort claims such as environmental claims. The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

ALTAGAS INCOME TRUST
(Formerly AltaGas Services Inc.)
CONSOLIDATED BALANCE SHEETS

($ thousands)

	September 30, 2004 (unaudited)	December 31 2003
ASSETS		
Current assets		
Cash and short term investments	$ 226	$ -
Accounts receivable	73,462	88,463
Inventory	494	1,879
Other	5,288	5,806
	79,470	96,148
Capital assets	728,919	677,911
Energy services arrangements and contracts	96,528	101,035
Goodwill	18,860	18,860
Future income taxes	206	208
Investments and other assets	34,719	25,098
	$ 958,702	$ 919,260
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 62,973	$ 74,726
Distributions payable to unitholders	7,749	-
Short-term debt	38	4,493
Current portion of long-term debt	516	-
Other	3,674	7,857
	74,950	87,076
Long-term debt	354,512	392,358
Asset retirement obligations	14,684	13,962
Future income taxes	63,114	62,537
	432,310	468,857
Unitholders' equity (note 3)	451,442	363,327
	$ 958,702	$ 919,260

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
(Formerly AltaGas Services Inc.)
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)

($ thousands except per unit amounts)	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
REVENUE				
Operating	**$ 178,042**	$ 158,589	**$ 546,240**	$ 530,948
Other	**498**	280	**1,220**	598
	178,540	158,869	**547,460**	531,546
EXPENSES				
Cost of sales	**116,992**	105,585	**369,245**	372,685
Operating and administrative	**27,713**	24,336	**85,429**	71,853
Amortization	**10,366**	9,798	**30,575**	29,395
	155,071	139,719	**485,249**	473,933
Operating income	**23,469**	19,150	**62,211**	57,613
Interest expense				
Short-term debt	**19**	3	**266**	1,379
Long-term debt	**4,902**	5,519	**15,525**	15,342
Income before income taxes	**18,548**	13,628	**46,420**	40,892
Income taxes	**1,449**	4,381	**6,393**	14,597
Net income	**17,099**	9,247	**40,027**	26,295
Unitholders' equity, beginning of period	**452,691**	349,498	**363,327**	338,546
Change in accounting policy (note 2)	**-**	-	**(332)**	-
Dividends	**-**	(5,012)	**(5,051)**	(12,265)
Distributions	**(23,167)**	-	**(37,771)**	-
Net issuance of trust units	**4,819**	2,056	**88,419**	3,213
Addition to contributed surplus	**-**	-	**2,823**	-
Unitholders' equity, end of period	**$ 451,442**	$ 355,789	**$ 451,442**	$ 355,789
Net income per unit (note 3)				
Basic	**$ 0.33**	$ 0.20	**$ 0.83**	$ 0.58
Diluted	**$ 0.33**	$ 0.20	**$ 0.82**	$ 0.57

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
(Formerly AltaGas Services Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

($ thousands)

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
Cash from operations				
Net income	**$ 17,099**	$ 9,247	**$ 40,027**	$ 26,295
Items not involving cash:				
Amortization	**10,366**	9,798	**30,575**	29,395
Accretion of asset retirement obligations	**309**	203	**870**	786
Stock option compensation (note 2)	**-**	-	**2,491**	-
Future income taxes	**493**	1,552	**577**	6,863
(Gain) loss on sale of assets and investments	**13**	(30)	**53**	(76)
Equity income	**(414)**	(200)	**(1,369)**	(492)
Distributions from equity investments	**568**	225	**1,167**	487
Other	**91**	156	**265**	362
Funds generated from operations	**28,525**	20,951	**74,656**	63,620
Decrease in deferred revenue and other	**-**	373	**-**	336
Net change in non-cash working capital	**1,661**	10,941	**4,649**	17,662
	30,186	32,265	**79,305**	81,618
Investing activities				
Acquisition of capital assets	**(41,614)**	(5,780)	**(67,438)**	(20,496)
Disposition of capital assets	**-**	407	**-**	686
Advance to related party (note 4)	**-**	(29,000)	**-**	(29,000)
Acquisition of investments and other assets	**(10,600)**	(1,364)	**(12,849)**	(11,689)
Disposition of investments and other assets	4	30	**3,444**	1,510
	(52,210)	(35,707)	**(76,843)**	(58,989)
Financing activities				
Increase (decrease) in operating loans	**261**	6,466	**(55,582)**	(13,507)
Dividends	**-**	(5,012)	**(5,051)**	(12,265)
Distributions to unitholders	**(23,091)**	-	**(30,022)**	-
Costs of issuing units on conversion	**(1,376)**	-	**(8,349)**	-
Net proceeds from issuance of units for cash (note 3)	**6,195**	1,988	96,768	3,143
	(18,011)	3,442	**(2,236)**	(22,629)
Change in cash	**(40,035)**	-	**226**	-
Cash, beginning of period	**40,261**	-	**-**	-
Cash, end of period	**$ 226**	$ -	**$ 226**	$ -

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
(Formerly AltaGas Services Inc.)

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
($ thousands except per unit amounts or where otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AltaGas Income Trust (the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of Trust units or Exchangeable units on a one for one basis. These unaudited interim consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures are those of ASI while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to September 30, 2004.

The Trust makes monthly cash distributions to unitholders of trust units and exchangeable units (unitholders) based on the Trust's distribution policy.

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in ASI's annual consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2. These interim consolidated financial statements for the quarter ending September 30, 2004 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in ASI's 2003 Annual Report.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004 the Trust adopted the new Canadian Institute of Chartered Accountants standard for accounting for stock-based compensation (Section 3870), which requires the use of the fair value method to account for stock options. Based on the Black-Scholes option valuation model, stock options are valued at the date of the grant and recognized as compensation expense over the vesting period.

No compensation expense is recorded for stock options issued and outstanding prior to January 1, 2002, in accordance with Section 3870. This change in accounting policy resulted in a reduction of opening retained earnings for 2004 of $332 thousand with an offset to unitholders' equity contributed surplus.. Stock option compensation expense for the three months ended September 30, 2004 was nil (nine months ended September 30, 2004 - $2.5 million with a corresponding offset to contributed surplus).

3. Unitholders' Equity

Authorized:

- an unlimited number of Trust units
- 3,394,216 AltaGas Holding Limited Partnership No. 1 ("LP1") class B limited partnership units which are exchangeable into Trust units

Unitholders' equity	September 30 2004	December 31 2003
Unitholders'/shareholders' capital	**$ 356,459**	$ 268,040
Contributed surplus (note 2)	**2,823**	-
Accumulated earnings	**129,931**	95,287
Accumulated unitholders' distributions	**(37,771)**	-
	$ 451,442	$ 363,327

Trust units issued:	**Number of Units / Shares**	**Amount**
Common shares December 31, 2003	**36,716,844**	**$ 179,076**
Common shares issued for cash on exercise of options	**209,449**	**1,752**
Common shares issued for compensation	**2,000**	**39**
Common shares issued on conversion of preferred shares	**9,000,000**	**88,964**
Common shares repurchased and cancelled on trust conversion	**(45,928,293)**	**(269,831)**
Units issued on conversion (net of conversion costs)	**33,668,068**	**191,314**
Units issued on public unit offering (net of issuance costs)	**4,730,000**	**83,760**
Units issued for cash on exercise of options	**762,233**	**6,917**
Units issued under distribution reinvestment program	**240,429**	**4,300**
Units issued for exchangeable units	**8,888,624**	**50,872**
September 30, 2004	**48,289,354**	**337,163**

Exchangeable units issued:	**Number of Units**	**Amount**
December 31, 2003		
Issued for LP1 (net of conversion costs)	**3,394,216**	**19,426**
Issued for LP2 (net of conversion costs)	**8,866,009**	**50,742**
LP1 units redeemed for trust units	**(22,615)**	**(130)**
LP2 units redeemed for trust units	**(8,866,009)**	**(50,742)**
September 30, 2004	**3,371,601**	**19,296**

Preferred shares issued:	Number of Shares	Amount
December 31, 2003	**9,000,000**	**88,964**
Converted to common shares	**(9,000,000)**	**(88,964)**
September 30, 2004	**-**	**-**
Issued and outstanding September 30, 2004	**51,660,955**	**$ 356,459**

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At September 30, 2004 3,800,000 units were reserved for issuance under the plan. To September 30, 2004 options granted under the plan generally had a term of ten years to expiry and vested no longer than over a four year period. On May 1, 2004 subsequent to the establishment of the Trust all options granted were vested. Options outstanding under the plan have a weighted average exercise price of $9.64 and a weighted average remaining term of 7.84 years.

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, December 31, 2003	1,506,362	$ 8.74
Granted	107,000	15.07
Exercised	(971,682)	8.92
Cancelled	(32,375)	7.24
Unit options outstanding, September 30, 2004	**609,305**	**$ 9.64**
Exercisable at September 30, 2004	**609,305**	**$ 9.64**

The basic number of units outstanding for the nine months ended September 30, 2004 was 48.2 million (September 30, 2003 – 45.4 million ASI shares) and the diluted number of units outstanding for the nine months ended September 30, 2004 was 48.9 million (September 30, 2003 – 45.8 million ASI shares).

4. RELATED PARTY TRANSACTIONS

On September 4, 2003, the Trust loaned $29.0 million to Taylor. The loan was interest bearing at prime plus one percent and was repaid on October 17, 2003.

On March 18, 2004, the Trust purchased 320,000 limited partnership units of Taylor for $2.2 million. The purchase resulted in the dilution of the Trust's ownership in Taylor from 19.2 percent to 18.5 percent and an unrealized dilution gain of $192 thousand.

On June 30, 2004, L.O.P. Inc. (LOP), an equity accounted investee, repaid a $2.3 million loan extended to it by the Trust. At the same time, the Trust sold its investment in LOP to LOP's majority shareholder for proceeds of $0.5 million.

On August 19, 2004, the Trust purchased an additional 1,605,000 limited partnership units of Taylor for $10.6 million. The transaction resulted in an increase of the Trust's ownership in Taylor from 18.5 percent to 18.9 percent and resulted in an unrealized dilution loss of $113 thousand.

5. SEGMENTED INFORMATION

AltaGas is a midstream energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The Trust has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end users and related services.

For the three months ended September 30, 2004	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Intersegment elimination**	**Total**
Revenue	**$ 52,099**	**$ 124,617**	**$ 14,009**	**$ (12,185)**	**$ 178,540**
Cost of sales	**(11,378)**	**(108,048)**	**(8,925)**	**11,359**	**(116,992)**
Operating and administrative expenses	**(21,978)**	**(2,721)**	**(3,840)**	**826**	**(27,713)**
Amortization	**(6,565)**	**(2,200)**	**(1,601)**	**-**	**(10,366)**
Operating income	**$ 12,178**	**$ 11,648**	**$ (357)**	**$ -**	**$ 23,469**
Net additions to capital assets	**$ 37,769**	**$ 14,645**	**$ 2,915**		**$ 55,329**
Segment assets	**$ 691,700**	**$ 140,345**	**$ 126,657**		**$ 958,702**

For the three months ended September 30, 2003	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Intersegment elimination**	**Total**
Revenue	$ 41,103	$ 115,124	$ 12,859	$ (10,217)	$ 158,869
Cost of sales	(6,633)	(101,024)	(8,037)	10,109	(105,585)
Operating and administrative expenses	(18,138)	(2,568)	(3,738)	108	(24,336)
Amortization	(6,228)	(2,033)	(1,537)	-	(9,798)
Operating income	$ 10,104	$ 9,499	$ (453)	$ -	$ 19,150
Net additions to capital assets	$ 2,696	$ 710	$ 2,969		$ 6,375
Segment assets	$ 627,121	$ 160,312	$ 121,911		$ 909,344

For the nine months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 142,743	$ 382,118	$ 82,657	$ (60,058)	$ 547,460
Cost of sales	(25,463)	(341,129)	(61,651)	58,998	(369,245)
Operating and administrative expenses	(66,586)	(7,634)	(12,269)	1,060	(85,429)
Amortization	(19,347)	(6,437)	(4,791)	-	(30,575)
Operating income	$ 31,347	$ 26,918	$ 3,946	$ -	$ 62,211
Net additions to capital assets	$ 54,222	$ 14,907	$ 6,664		$ 75,793
Segment assets	$ 691,700	$ 140,345	$ 126,657		$ 958,702

For the nine months ended September 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 123,768	$ 385,621	$ 94,690	$ (72,533)	$ 531,546
Cost of sales	(22,106)	(349,344)	(73,435)	72,200	(372,685)
Operating and administrative expenses	(54,371)	(6,191)	(11,624)	333	(71,853)
Amortization	(18,477)	(6,298)	(4,620)	-	(29,395)
Operating income	$ 28,814	$ 23,788	$ 5,011	$ -	$ 57,613
Net additions to capital assets	$ 11,554	$ 1,527	$ 5,785		$ 18,866
Segment assets	$ 627,121	$ 160,312	$ 121,911		$ 909,344

6. EMPLOYEE FUTURE BENEFITS

Substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

The total post retirement benefit cost recorded in the statement of income for the three and nine months ended September 30, 2004 is $0.1 million (2003 - $0.2 million) and $0.7 million (2003 - $0.6 million) respectively.

7. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Prior periods have been restated for the impact of the December 31, 2003 adoption of CICA Handbook Section 3110 related to accounting for asset retirement obligations.

8. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

9. SUBSEQUENT EVENTS

On October 6, 2004 , AltaGas closed the acquisition of substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for a net price after closing adjustments of approximately $22.0 million paid primarily through the issue of units from the Trust's treasury. The effective date of the acquisition was April 1, 2004.

OTHER INFORMATION

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	**Q3/04**	Q2/04	Q1/04	Q4/03	Q3/03
Revenue					
Gathering and Processing					
Field gathering and processing	**29.3**	29.2	27.8	29.0	26.5
Extraction	**16.9**	10.8	10.4	10.3	8.8
Transmission	**6.5**	6.4	7.0	6.7	6.7
Intercomponent elimination	**(0.6)**	(0.5)	(0.5)	(0.5)	(0.9)
Energy Services	**124.6**	124.1	133.4	125.2	115.1
Natural Gas Distribution(1)	**14.0**	20.6	48.1	34.7	12.9
Intersegment elimination	**(12.2)**	(15.2)	(32.7)	(26.3)	(10.2)
	178.5	175.4	193.5	179.1	158.9
Net revenue					
Gathering and Processing					
Field gathering and processing	**29.3**	29.3	27.8	29.0	26.5
Extraction	**5.5**	3.6	3.5	3.6	2.2
Transmission	**6.5**	6.4	7.0	6.7	6.7
Intercomponent elimination	**(0.6)**	(0.5)	(0.5)	(0.5)	(0.9)
Energy Services	**16.6**	14.6	9.8	13.1	14.0
Natural Gas Distribution(1)	**5.1**	6.2	9.7	9.2	4.9
Intersegment elimination	**(0.9)**	(0.1)	(0.1)	(0.1)	(0.1)
	61.5	59.5	57.2	61.0	53.3
Operating income					
Gathering and Processing	**12.1**	7.2	12.0	13.5	10.1
Energy Services	**11.6**	10.0	5.3	8.7	9.5
Natural Gas Distribution(1)	**(0.3)**	0.4	3.9	3.7	(0.4)
	23.4	17.6	21.2	25.9	19.2

(1) Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.
Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q3/04	Q2/04	Q1/04	Q4/03	Q3/03
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) (1)	**906**	906	901	861	835
Processed throughput (gross Mmcf/d) (2)	**552**	563	560	523	514
Capacity utilization (percent) (1)	**61**	62	62	61	62
Average working interest (percent) (1)	**89**	89	87	90	88
Extraction					
Licensed inlet capacity (Mmcf/d) (1)	**539**	349	349	349	349
Production (Bbls/d) (2)	**13,054**	9,337	10,020	9,159	6,428
Transmission volumes (Mmcf/d) (2) (4)	**417**	415	396	403	347
Energy Services					
Volume of power sold (thousands of MWh)	**877**	862	863	873	872
Price received on the sale of power ($/MWh) (2)	**49.22**	49.88	45.78	47.10	49.41
Average Alberta Power Pool prices ($/MWh) (2)	**54.35**	60.07	48.78	54.78	62.39
Natural Gas Distribution(5)					
Customers	**60,048**	59,266	59,528	59,543	58,941
Volume of natural gas distributed					
Sales (Bcf) (6)	**1.5**	2.2	5.5	4.5	1.3
Transportation (Bcf)	**2.6**	2.6	3.0	3.0	2.6
Degree day variance (percent) (3)	**24.8**	11.5	2.0	3.4	(5.9)

(1) At period end
(2) Quarter average
(3) Variance from 20-year average. Positive variances are favourable
(4) Excludes condensate transmission volumes
(5) Excludes Inuvik Gas Ltd. and Heritage Gas Limited operating statistics
(6) Q2 and Q3 natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

CONFERENCE CALL

AltaGas will hold a conference call on November 10, 2004 at 3:30 p.m. (ET) to comment on its 2004 third quarter results. The discussion will be followed by a question and answer period.

To participate in the conference call, you may dial 416-640-4127 or 1-800-814-4853 toll-free. Shortly after the conclusion of the live call, the replay will be available by dialing 416-640-1917 or 1-877-289-8525. The pass code is 21099350 followed by the pound key. The replay will expire at midnight (ET) on November 17, 2004.

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

When used in this press release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

94

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DAVID W. CORNHILL, Chairman and Chief Executive Officer certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the interim period ending September 30, 2004.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: November 10, 2004

David W. Cornhill
Chairman and Chief Executive Officer

95

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PATRICIA M. NEWSON, Senior Vice President and Chief Financial Officer certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the interim period ending September 30, 2004.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: November 10, 2004

Patricia M. Newson
Senior Vice President and Chief Financial Officer



AltaGas Q3 2004

ALTAGAS DELIVERS RECORD NET INCOME AND FUNDS FROM OPERATIONS FOR THE FIRST NINE MONTHS OF 2004;

THIRD QUARTER 2004 FUNDS FROM OPERATIONS INCREASED BY 36 PERCENT OVER PRIOR YEAR

CALGARY, Alberta, November 10, 2004 - AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today released its financial results for the third quarter and nine months ended September 30, 2004. AltaGas declared a distribution of $0.15 per Trust unit and limited partnership unit payable on December 15, 2004 to holders of record on November 25, 2004.

"Operationally and financially the third quarter and nine month results were very solid. Our strategic positioning of assets throughout the energy value chain continues to pay off," said David Cornhill, AltaGas' Chairman and Chief Executive Officer. Mr. Cornhill added, "AltaGas' ability to generate consistent and sustained growth starts with our existing low risk infrastructure asset base. High impact but prudent acquisitions then enhance our growth and our success. Since the end of June, we have successfully closed the acquisitions of the Edmonton ethane extraction plant and PremStar Energy Canada, added 25 megawatts of power peaking capacity and acquired additional units in the Taylor NGL Limited Partnership. The full impact of these investments will be seen in the fourth quarter of 2004 contributing to what I expect will be an exceptional year for AltaGas. I would also like to welcome all of our new employees. With the PremStar and EEEP acquisitions we have added 77 individuals in Edmonton, Chatham, Oakville and Burnaby. We now have 585 outstanding, dedicated professionals driving AltaGas' success."

HIGHLIGHTS

- Generated record funds from operations in the third quarter and the first nine months of 2004. Funds from operations were $28.5 million for the third quarter of 2004 compared to $20.9 million for the same period of 2003 and $74.7 million for the first nine months of 2004 compared to $63.6 million for the first nine months of 2003. Funds from operations for the first nine months of 2004 are after $12.7 million in one time costs in the second and third quarters of 2004 associated with the conversion to an income trust and turnaround costs at our Bantry field processing facility.

- Increased third quarter net income to $17.1 million from $9.2 million for the same period of 2003. On a per unit basis net income was $0.33 compared to $0.20 for the third quarter of 2003.

- Achieved a number of key acquisition and expansion initiatives:

  Closed the acquisition of a 48 2/3 percent interest in the Edmonton ethane extraction plant (EEEP) from BP Canada Energy Resources Company. After adjusting for the economic benefit from the January 1, 2004 effective date to closing, the purchase price paid by AltaGas for the facility was approximately $42.1 million subject to a final statement of adjustments. AltaGas assumed operatorship of the plant and the staff at EEEP have become AltaGas employees.

  Entered into a capital lease for the right to 25 megawatts of gas fired power peaking capacity generated by four gas fired peaking plants located in southern Alberta from Maxim Energy Group Ltd.

  Announced the construction of a $5.5 million sour gas processing plant and approximately 37 kilometres of pipeline near the town of Shaunavon, Saskatchewan. The plant, targeted to be operational by the end of 2004, is expected to initially process approximately 1.0 Mmcf/d per day of solution gas.

  Continued to grow through internal expansion projects in the field gathering and processing component with investment of approximately $7.9 million during the first nine months of 2004.

AltaGas acquired an additional 1,605,000 limited partnership units of Taylor NGL Limited Partnership (Taylor) from Taylor's equity offering of 8,025,000 units at a price of $6.60 per unit on August 19, 2004. With this $10.6 million investment, AltaGas holds 18.9 percent of Taylor.

On October 6, 2004 AltaGas closed the acquisition of substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for approximately $22.0 million paid primarily by way of 993,789 AltaGas Trust units issued from treasury. The PremStar group is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers.

- Enbridge Inc. (Enbridge) sold its approximate 36 percent interest in AltaGas Income Trust through Trust unit sales in August and September. Subsequent to Enbridge's sale of its AltaGas units, Stephen Letwin and Bonnie DuPont resigned from the Board of Directors of AltaGas General Partner Inc., the delegate of the trustee of AltaGas Income Trust. Mr. Letwin and Ms. DuPont were Enbridge's Board nominees pursuant to a securityholder agreement between AltaGas, AltaGas General Partner Inc. and Enbridge. David Cornhill, Chairman and Chief Executive Officer of AltaGas, said, "Mr. Letwin and Ms. DuPont have been valuable members of the Board of Directors, providing strong support throughout a period of exceptional growth and change at AltaGas. On behalf of the Board and management, I thank them for their many contributions to the Board and their commitment to AltaGas. We are currently identifying individuals to fill the two vacancies on the Board of Directors."

- As part of AltaGas' continuing corporate governance and succession planning process, David Cornhill, Chairman and Chief Executive Officer, has informed the Board of Directors that he intends to remain as both Chairman and Chief Executive Officer until sometime in 2006, after which he will relinquish the role of Chief Executive Officer but will continue in his capacity as Chairman of the Board of Directors. Mr. Cornhill has held both roles since AltaGas was founded in 1994. "We have built AltaGas Income Trust into one of Canada's leading energy infrastructure trusts with predictable and consistent cash flows. We have in place the people and the assets to build upon the foundation put in place over the past decade," said David Cornhill. Mr. Cornhill added, "In my continuing role as Chairman of the Board of Directors, I expect to continue to hold a significant personal investment in AltaGas and I look forward to being a part of AltaGas' exciting future." The Board of Directors and Mr. Cornhill will be working together in due course to identify internal and external candidates for the role of Chief Executive Officer.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis dated November 10, 2004 is a review of the results of operations and the liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust, formerly AltaGas Services Inc. (ASI), for the three and nine month periods ended September 30, 2004 and the notes thereto and with the financial statements and Management's Discussion and Analysis contained in ASI's annual report for the year ended December 31, 2003. The discussion and analysis of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust as the successor to AltaGas Services Inc.

To provide Trust unitholders and prospective investors with information regarding the Trust, this MD&A contains forward looking statements in accordance with securities legislation. These forward looking statements are management's best prediction, and the actual results may vary due to the nature of estimates. These statements are provided wherever appropriate to assist investors to see the business from a management viewpoint. Such disclosure is subject to the reasonable constraints of maintaining the confidentiality of certain information which, if published could have an adverse impact on the competitive position of the Trust.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual Management's Discussion and Analysis and audited financial statements, 2003 Annual Report, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. voted in favour of a plan of arrangement to reorganize the business of AltaGas Services Inc. into an open-ended investment trust effective May 1, 2004. For each common share of AltaGas Services Inc., shareholders received either one AltaGas Income Trust unit or one limited partnership unit of AltaGas Income Trust. As a result of implementing the reorganization, AltaGas Income Trust now indirectly holds through its partnerships and subsidiaries all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Holding Limited Partnership No.1, AltaGas Ltd., AltaGas Operating Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flow of AltaGas Income Trust is solely dependent on the results of the operating subsidiaries and is derived from dividends or returns of capital from common shares held and from interest earned on loans made by AltaGas Income Trust to the operating subsidiaries.

The Trust has incurred costs and charges to implement the conversion, which are anticipated to total approximately $14.4 million. In the second quarter of 2004 approximately $7.0 million had been charged to unitholders' capital, and $3.5 million had been charged to income. In the third quarter, AltaGas incurred $0.9 million in charges to income and an additional $1.3 million that was charged to unitholders capital related to the conversion. The balance is expected to be charged to income in the future.

DISTRIBUTIONS

AltaGas targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders. The distributions are determined giving consideration to the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of AltaGas.

On April 29, 2004 AltaGas announced that AltaGas Income Trust would commence monthly distributions of $0.15 for each Trust unit and limited partnership unit on June 15, 2004 to holders of Trust units and holders of limited partnership units. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month, or the following business day if it falls on a weekend or holiday.

Third quarter distributions declared were $0.45 per unit or $23.2 million. From the date of conversion to an income trust on May 1, 2004, through to September 30, 2004, AltaGas had declared cash distributions of $37.8 million or $0.75 per unit. The following table summarizes AltaGas' dividend and distribution declaration history.[1]

(dollars per unit)	2004	2003	2002	2001
First quarter	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	0.30	0.08	0.06	0.03
Third quarter	0.45	0.11	0.08	0.06
Fourth quarter [2]		0.11	0.08	0.06
	$ 0.86	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. Prior to December 2000 no dividends were paid. Monthly distributions to unitholders began in second quarter of 2004

(2) Monthly distributions of $0.15 per unit have been declared for payment on both November 15, 2004 and December 15, 2004

For income tax purposes the Trust expects that approximately 70 percent of the distributions declared in 2004 will be taxed as interest with the remaining 30 percent to be classified as a combination of dividends and return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Financial Results	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003 (1)	2004	2003 (1)
Revenue	178.5	158.9	547.4	531.5
Net revenue (2)	61.5	53.3	178.2	158.9
EBITDA (2)	33.8	28.9	92.8	87.0
Net income	17.1	9.2	40.0	26.3
Net additions to capital assets	55.3	6.4	75.8	18.8
Cash flows				
Funds generated from operations (2)	28.5	20.9	74.7	63.6
Distributable cash (2)	26.5	18.0	70.4	58.6
Distributions (3)	23.1		30.0	
($ per unit, basic)				
EBITDA	0.66	0.64	1.93	1.92
Net income	0.33	0.20	0.83	0.58
Cash flows				
Funds generated from operations	0.55	0.46	1.55	1.41
Distributable cash	0.51		1.43	
Distributions (3)	0.45		0.60	
Units outstanding (millions)				
Basic	51.4	45.5	48.2	45.4
End of period	51.7	45.6	51.7	45.6

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations
(2) *Non-GAAP financial measure. See discussion in the following section of the MD&A*
(3) Distributions of $0.15 per unit paid commencing May, 2004

AltaGas' net income for the third quarter and first nine months of 2004 again surpassed the comparable periods of 2003, setting a new record since AltaGas' formation in 1994. The driver for these results is the exceptional operating performance of AltaGas' business components and the favourable impact on income tax associated with converting to an income trust. These results were partially offset by one time costs related to the conversion to an income trust and costs associated with a major turnaround at AltaGas' Bantry facility in May, 2004.

Revenue of $547.4 million for the first nine months of 2004 is 3 percent higher than the same period last year due mainly to increased volumes sold and higher average prices received for power in the Energy Services segment and to increases in volumes processed in the Gathering and Processing segment, offset by lower gas delivery prices in the Natural Gas Distribution segment. For the three months ended September 30, 2004 revenue is up 12 percent to $178.5 million compared to the same period in 2003 on the strength of volume increases in the field gathering and processing and extraction components along with the Energy Services and Natural Gas Distribution segment.

Net revenue, which is gross revenue less cost of commodities purchased for re-sale, increased 12 percent for the first nine months and 15 percent for the third quarter of 2004 compared to the same periods in 2003 due to volume increases. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales.

Volume increases in the Gathering and Processing segment were driven by well tie-ins, expansions and modifications at existing facilities, the Rainbow Lake and Mica Pouce Coupe field gathering and processing acquisitions in late 2003, as well as the Edmonton ethane extraction plant acquisition in the third quarter of 2004. In the Energy Services segment, power volumes sold were higher in the first nine months of 2004 over the same period of 2003, due to the addition of volumes associated with the Genesee energy contract from April 1, 2003

and from the addition on September 1, 2004 of 25 megawatts of gas fired power peaking capacity to AltaGas' power portfolio. Natural Gas Distribution sales volumes at AltaGas Utilities Inc. rose in the third quarter of 2004 compared to the same period in 2003, driven by an increased customer base and colder weather, while sales volumes were down in the first nine months of 2004, compared to the same period of 2003 due to warmer weather.

Operating and administrative expense was higher in the third quarter and first nine months of 2004 compared to 2003. Operating costs increased due to the late 2003 field gathering and processing facilities acquisitions and due to a major turnaround required at AltaGas' Bantry facility costing $1.7 million. Administrative expense increased due to $2.1 million cash costs related to the conversion to an income trust, an additional $2.4 million in non-cash compensation expense recorded as a result of all outstanding unvested employee trust unit options vesting effective May 1, 2004, and due to increased staffing required to support the Trust's growth. Amortization expense was up 4 percent for the nine months of 2004 compared to the same period in 2003 and up 6 percent for the third quarter of 2004 compared to 2003. The increases are due mainly to Gathering and Processing segment acquisitions and expansions in late 2003 and the first nine months of 2004.

Interest expense of $15.8 million for the first nine months of 2004 was 5 percent lower than $16.7 million for the same period in 2003 and for the third quarter of 2004 interest expense of $4.9 million was 11 percent lower than $5.5 million for the third quarter of 2003. The lower interest expense for both periods was due to lower average debt outstanding partially offset by higher average interest rates. Debt was reduced with cash from operations and from the net proceeds of AltaGas' June 2004 Trust unit offering.

AltaGas' income is subject to a variety of tax rates and rate reductions currently and in the future. Consequently there are several items which impact income tax expense and the effective tax rate from period to period. Income tax expense for the first nine months of 2004 was $8.2 million less than reported for the same period of 2003 even though income before tax was higher. As a result of AltaGas' conversion into an income trust, amortization expense exceeds capital cost allowance claimed, resulting in a reversal over time of the future income tax liability. AltaGas' first five months as an income trust resulted in a reduction in income tax expense of $6.7 million. Also contributing to the variance from 2003 to 2004 in the effective income tax rate was a $0.7 million charge in the third quarter of 2003 to record the impact on future income tax liabilities of federal rate and resource allowance adjustments. Income tax expense for the nine months of 2004 was reduced by $1.5 million, $0.7 million resulting from the provincial rate reduction in the March 19, 2004 Alberta Government's budget and an additional $0.8 million reduction related to the federal statutory rate decrease. The impact of recording a charge to income for compensation expense related to stock options, which has no current or future income tax implication, partially offset these rate reductions by $0.8 million.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this Management's Discussion and Analysis that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas. All amounts are in millions of dollars unless otherwise noted.

Cash From Operations	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Funds generated from operations	28.5	20.9	74.7	63.6
Add (deduct): Net change in non-cash working capital	1.7	11.4	4.6	18.0
Cash from operations	30.2	32.3	79.3	81.6

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Trust's working capital in the period.

EBITDA	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Non-GAAP financial measure	33.8	29.0	92.8	87.0
Deduct: Amortization	(10.4)	(9.8)	(30.6)	(29.4)
Operating Income (GAAP financial measure)	23.4	19.2	62.2	57.6

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in understanding the ability of the organization to generate cash and its ability to cover interest payments.

Distributable Cash Flow	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Funds generated from operations	28.5	20.9	74.7	63.6
Deduct: Maintenance capital expenditures	(2.0)	(3.0)	(4.3)	(5.0)
Distributable cash flow	26.5	17.9	70.4	58.6
Distributable cash flow per unit, basic	0.51	n/a	1.43	n/a

The distributable cash flow of AltaGas is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash flow can not be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

Net Revenue	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Non-GAAP financial measure	61.5	53.3	178.2	158.9
Add: Cost of sales	117.0	105.6	369.2	372.6
Revenue (GAAP financial measure)	178.5	158.9	547.4	531.5

In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects organic growth in the business. This table reconciles the revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment to illustrate the relationship between these non-GAAP and GAAP measures where used throughout this Management's Discussion and Analysis.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income [1]	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Gathering and Processing	12.1	10.1	31.3	28.8
Energy Services	11.6	9.5	26.9	23.8
Natural Gas Distribution	(0.3)	(0.4)	4.0	5.0
	23.4	19.2	62.2	57.6

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003[1]	2004	2003[1]
Revenue	52.1	41.1	142.7	123.8
Net revenue	40.7	34.5	117.3	101.7
Operating and administrative expense	22.0	18.2	66.6	54.4
Amortization expense	6.6	6.2	19.4	18.5
Operating income	12.1	10.1	31.3	28.8

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements on accounting for asset retirement obligations

Operating Statistics	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
Field gathering and processing				
Capacity (Mmcf/d)[2]	906	835	906	835
Throughput (gross Mmcf/d)[1]	552	514	559	519
Capacity utilization (percent)[1]	61	62		
Average working interest (percent)[2]	89	88	89	88
Extraction				
Licensed inlet capacity (Mmcf/d)[2]	539	349	539	349
Production (Bbls/d)	13,054	6,428	10,812	7,041
Transmission volumes (Mmcf/d) [1][3]	417	347	409	322

(1) Average for the period
(2) As at September 30
(3) Excludes condensate pipeline volumes

AltaGas' natural gas processing capacity ranks the Trust in the top ten Canadian processors of natural gas and one of the four largest Canadian midstream processors. The Gathering and Processing segment includes more than 6,000 kilometers of gathering lines, 69 natural gas processing plants, interests in five ethane and natural gas liquids (NGLs) extraction and fractionation facilities and six transmission pipelines. These long-life assets provide service to a diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are generally volume driven. Future opportunities derive from the requirement that all natural gas must be processed to meet downstream pipeline specifications prior to delivery to the end user. With its extensive gathering infrastructure and the mobile nature of its field gathering and processing plants, AltaGas can quickly redeploy assets in response to producer drilling activity, size facilities to meet demand while reducing operating costs and minimize the time required to bring new production on line, accelerating producer and AltaGas' cash flow.

Net revenue for AltaGas' Gathering and Processing segment was $117.3 million for the nine months ended September 30, 2004, compared to $101.7 million for the same period in 2003 and $40.7 million for the third quarter of 2004 compared to $34.5 million for the third quarter of 2003. Net revenue growth in this segment was the result of increased volumes processed in the field gathering and processing and extraction components.

In the field gathering and processing component volumes processed rose during the first nine months of 2004 compared to the same period in 2003 due to AltaGas' December, 2003 acquisition of the Rainbow Lake facilities in northwestern Alberta and to the record 333 well tie-ins experienced during 2004 in AltaGas' operating areas. Gas drilling activity in the Western Canadian Sedimentary Basin continued to be strong during the third quarter of 2004, resulting in 81 wells tied-in to AltaGas' field gathering and processing facilities

compared with 80 well tie-ins during the same period in 2003. The strong tie-in activity, along with new volumes from the Rainbow Lake acquisition and internal growth initiatives more than offset normal natural gas production declines and delays due to wet weather for the Windfall and Doris facility expansions as well as normal scheduled turnarounds. AltaGas' gross average throughput increased to 552 Mmcf/d during the third quarter of 2004 compared to 514 Mmcf/d during the third quarter of 2003.

AltaGas' existing operating areas continue to provide growth opportunities. During the third quarter of 2004 further expansion at the Marten Creek facility along with expansions at the Kirkpatrick Lake and Windfall facilities became operational and AltaGas announced the construction of a $5.5 million sour gas processing plant and approximately 37 kilometres of pipeline near the town of Shaunavon, Saskatchewan. The Shaunavon plant is expected to be operational by the end of 2004 and will process 1.0 Mmcf/d per day of solution gas currently being flared from two oil batteries. AltaGas is pursuing additional opportunities in Saskatchewan to process flared gas. Internal development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to throughput declines. During the first nine months of 2004, AltaGas invested approximately $7.9 million on internal expansion projects in the field gathering and processing component. The new volumes associated with these expansions will be reflected in the fourth quarter of 2004.

In the extraction component, as a result of higher volumes processed and a favourable NGL pricing environment net revenue grew 151 percent during the third quarter of 2004 compared to the third quarter of 2003, reaching $5.5 million. Average NGLs volumes processed for the third quarter of 2004 more than doubled reaching 13,054 Bbls/d compared to 6,428 Bbls/d for the same period in 2003.

Contributing to the volume increase was AltaGas' closing, in late August 2004, of the acquisition of BP Canada Energy Resources Company's 48 2/3 percent interest in the Edmonton ethane extraction plant (EEEP) located at Edmonton, Alberta. After adjusting for the economic benefit from the January 1, 2004 effective date to closing, the purchase price paid by AltaGas for the facility was approximately $42.1 million, subject to a final statement of adjustments. AltaGas assumed operatorship of the plant and the staff at EEEP have become AltaGas employees. The plant has a gross licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The acquisition has increased AltaGas' total net licensed inlet extraction capacity to 539 Mmcf/d. AltaGas' share of plant products will be sold under long-term contracts and a long-term gas supply contract provides secure feedstock supply to EEEP. Also contributing to the increase in extraction volumes processed were modifications made to the Empress EnCana extraction facility that increased ethane production effective the fourth quarter of 2003. There was also increased production at the Joffre ethane extraction plant. NGLs at the Joffre facility were reinjected in the third quarter of 2003 as a result of a lower gas to liquids price differential. The full impact of the addition of EEEP is expected to boost production in the fourth quarter of 2004 and 2005 to new records. In addition, AltaGas expects to invest approximately $5.0 million at EEEP during 2005 to increase efficiency and undertake other natural gas value chain optimizations at the plant to further enhance its financial and operational performance.

Net revenue in AltaGas' transmission component was down 3 percent for the third quarter of 2004 when compared to the same quarter of 2003, although after adjusting for lower flow through operating costs in the third quarter of 2004 net revenues were essentially flat. For the first nine months of 2004 when compared to the same period in 2003 net revenue was up 3 percent due to increased EnCana volume commitments on the Suffield transmission system.

ENERGY SERVICES

The Energy Services segment is comprised of the power services and gas service components. In this segment, the Trust also reports the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce. The financial results of the power services component currently account for a significant portion of overall segment financial results and as such the commentary in this section will be restricted to the power services component.

Financial Results	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Revenue	124.6	115.1	382.1	385.6
Net revenue[1]	16.6	14.1	41.0	36.3
Operating income[2]	11.6	9.5	26.9	23.8

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
Volume of power sold (thousands of MWh)	877	872	2,603	2,393
Average price received on the sale of power ($/MWh)[1]	49.22	49.41	48.30	47.72
Alberta Power Pool average spot price ($/MWh)[1]	54.35	62.39	54.40	65.71

(1) Average for the period

The power services component generated net revenue of $34.6 million for the first three quarters of 2004 compared to $29.8 million for the same period in 2003 and $13.9 million for third quarter 2004 compared to $11.7 million in 2003. Increases in the first nine months of 2004 was due to higher realized prices on power sales and higher volumes sold primarily related to the Genesee energy contract. For the third quarter of 2004 the increase is primarily due to increased volumes sold related to the Trust's 25 megawatt peaking plant capital lease. The Alberta Electric System Operator (AESO) is entitled to recover or refund variances between revenues collected through transmission charges and expenses incurred by AESO through true up adjustments calculated quarterly. For 2004, the cumulative quarterly adjustments have resulted in a net credit to AltaGas' income of $ 0.5 million compared to a credit to income of $4.1 million for 2003.

On September 1, 2004 AltaGas entered into a long term capital lease with Maxim Energy Group Ltd. for 25 megawatts of gas fired power peaking capacity. The capital lease requires AltaGas to pay Maxim monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains 100 percent of the ancillary service and peaking sales revenues. The capital lease has a 10 year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or purchase the assets.

The 25 megawatts of power is generated by four gas fired peaking plants located in southern Alberta. The addition of the 25 megawatts of natural gas generation capacity provides fuel diversity to AltaGas' coal fired generation. It adds a fifth independent supply source, reducing potential risk on the Trust's overall power supply portfolio. Operationally, given the speed at which the power assets can be ramped up, the peaking supply easily provides some backstopping to AltaGas' Sundance B Power Purchase Arrangement and Genesee energy contract. The peaking gas requirement will be managed by AltaGas' gas services component.

AltaGas' total power portfolio at the end of the third quarter of 2004 consisted of 478 megawatts of power generation capacity representing approximately 6 percent of the Alberta power market.

AltaGas does not engage in the speculative trading of power. The Trust manages its acquired power capacity to provide stable, predictable earnings and cash flow over time. AltaGas reduces its exposure to floating electricity prices by supplying internal electrical demand requirements and by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk. The average price AltaGas received from power sales in the third quarter of 2004 was $49.22 per MWh compared to $49.41 per MWh in the third quarter of 2003 and $48.30 per MWh for the first nine months of 2004 compared to $47.72 per MWh for the same period in 2003. Average Alberta Power Pool spot prices were $54.35 per MWh and $62.39 per MWh in the third quarters of 2004 and 2003 respectively, and $54.40 per MWh and $65.71 per MWh in the first nine months of 2004 and 2003 respectively.

Subsequent to the end of the third quarter of 2004, AltaGas significantly expanded its gas services component with the acquisition on October 6, 2004 of substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. The purchase price of $22.0 million, after closing adjustments from the effective date of April 1, 2004, was paid primarily by way of the issuance of 993,789 Trust units from treasury.

AltaGas has provided gas services since 1994 and the addition of PremStar builds on this low risk, fee for service business. PremStar is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers across Canada. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information. This transaction is expected to make a significant positive impact to the gas services component in the fourth quarter of 2004 and 2005 forward, through its existing business and through value chain optimization with other businesses of AltaGas.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AltaGas Utilities or AUI), AltaGas' one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

Financial Results	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Revenue	14.0	12.9	82.7	94.7
Net revenue[1]	5.1	4.9	21.0	21.3
Operating income[2]	(0.3)	(0.4)	4.0	5.0

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics[1]	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
Volume of natural gas distributed				
Sales (Bcf)	1.5	1.3	9.2	9.4
Transportation (Bcf)	2.6	2.6	8.3	6.8
Degree day variance (percent)[2]	24.8	(5.9)	6.6	8.8
Number of customers[3]	60,048	58,941	60,048	58,941

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At September 30

In the first nine months of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $21.0 million compared to $21.3 million for the same period in 2003. Customer growth for the nine months of 2004 was offset primarily by the impact of the completion of negotiations on AUI's general rate application filed with the Alberta Energy and Utilities Board (AEUB). Lower than anticipated cost rates for debt and common equity as approved for 2003 resulted in a charge to net income of $0.5 million in the first quarter of 2004 related to previously recorded 2003 results.

Heritage Gas, 24.9 percent owned by AltaGas, activated its natural gas distribution system in late December 2003. Heritage Gas is in the initial stages of its planned growth and consequently has not had a material impact on AltaGas' consolidated results in the first nine months of 2004.

In the third quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $5.1 million compared to $4.9 million for the same period in 2003. This increase is due to higher sales volumes in 2004 compared to the third quarter of 2003 associated with an increased customer base and colder weather. Weather for the third quarter, as measured by heating degree days, was 33.5 percent colder than the third quarter of 2003 and 24.8 percent colder than the 20 year average.

AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated cost of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service, less accumulated depreciation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity. On July 2, 2004 the AEUB issued its Generic Cost of Capital decision. The decision established for AUI the 2004 rate of return on common equity at 9.6 percent and 2004 capital structure at 41 percent equity and 59 percent debt resulting in final allowable rates for interest expense and return on common equity.

AUI filed its Phase 2 application, for the 2003 and 2004 test years, arising from the Alberta Energy and Utilities Board approval of its Phase 1 decision issued August 3, 2004. The Phase 1 decision confirmed the revenue requirements which resulted from a negotiated settlement process. The Phase 2 portion of the general rate proceeding encompasses the allocation of costs to rate classes and the resulting rate design. A hearing on this phase is scheduled to start January 10, 2005. AUI is planning to file a Phase 1 General Rate Application for 2005, 2006 and possibly 2007 in the fourth quarter of this year.

AUI continues to make moderate increases in its customer base in its catchment area. In addition the company continues to look for opportunities to increase the number of franchises served. During the quarter AUI entered into an agreement with Orr Mineral Developments Ltd. (Orr) to acquire its distribution assets which provide natural gas service to approximately 112 customers in the hamlet of Suffield in southern Alberta. The sale by Orr requires the approval of the AEUB, which is expected to be obtained late in 2004 or early 2005. Orr was the last small independently owned natural gas distribution company in Alberta.

Heritage Gas is focused on building momentum behind a consumer movement to switch heating fuel sources in Nova Scotia's market place. Construction of a major facilities extension to serve Nova Scotia Power's Burnside facility was constructed during the third quarter of 2004. The facilities are capable of delivering the daily contracted volume of 16,700 GJ. Heritage Gas anticipates that the facilities will be activated and billing to the customer will commence in the fourth quarter of 2004.

Heritage Gas is very close to achieving the necessary customer commitments that are required to meet the economic feasibility test for expansion of natural gas service to the Town of Amherst. It is expected that once the economic feasibility hurdles are met natural gas service to Amherst could be available in the fourth quarter of 2005. At the end of the third quarter of 2004 Heritage Gas had installed services to 60 customers and had signed commitments from another 189 customers.

SUMMARY OF EIGHT MOST RECENT COMPLETED CONSOLIDATED QUARTERLY RESULTS[1]

($ millions)	Q3/04	Q2/04	Q1/04	Q4/03	Q3/03	Q2/03	Q1/03	Q4/02[2]
Net revenue	61.5	59.5	57.2	61.0	53.3	51.2	54.4	48.8
Net income	17.1	11.9	11.0	12.0	9.3	6.8	10.2	11.2
($ per unit)								
Earnings								
Basic	0.33	0.25	0.24	0.26	0.20	0.15	0.23	0.25
Diluted	0.33	0.25	0.24	0.26	0.20	0.15	0.22	0.25
Dividends/distributions [3]	0.45	0.15	0.11	0.11	0.11	0.08	0.08	0.08

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) Includes a pre-tax loss of $1.4 million

(3) The Trust pays a stable monthly distribution of $0.15 per Unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment, and seasonality in the business. The first and last quarters each year are AltaGas' most profitable on the basis of the contribution from the Natural Gas Distribution segment which, as a distributor of natural gas for heating purposes, reports higher earnings in colder periods than in warmer periods.

The fourth quarter of 2002 was the strongest quarter to that date for ASI at $11.2 million in net income on the basis of an increased customer base in the Natural Gas Distribution segment and from power sales which AltaGas commenced at the beginning of 2002. Fourth quarter 2002 net income was also higher than in the previous quarter of the year due to the higher seasonal contribution from the Natural Gas Distribution segment. The Suffield pipeline and Wabasca field gathering and processing facilities were acquired and construction of the Joffre ethane extraction plant was commissioned late in the quarter.

Net income of $10.2 million in the first quarter of 2003 set a new high for ASI for that period in a year. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of this performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity with a record 85 wells tied-in during the first quarter. Final commissioning of the Joffre ethane extraction plant provided volume increases in the extraction component and volumes in the transmission component were higher due to the Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs due to changes in process at the Transmission Authority, partially offset the gains made in the other segments. AltaGas commenced selling power on April 1, 2003 from the Genesee energy contract which arrangement provides for 100 megawatts of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter in 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received for power and by the increased volumes sold resulting from the Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the third quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were again the key contributors in the third quarter of 2003 to a 63

percent increase in net income to $9.3 million when compared to the third quarter of 2002. Operating results were driven by competition. Late quarter modifications to the EnCana-operated Empress extraction facility increased AltaGas' net production capability by an estimated 1,400 Bbls/d. In addition, power prices were improved over the same quarter in the prior year. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to announced changes in federal large corporations tax legislation, was still the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions, incremental power volumes sold from the Genesee energy contract and to the completion of modifications to increase ethane production at the EnCana-operated Empress extraction plant late in the third quarter of 2003.

First quarter 2004 produced record net income of $11.0 million for that period in a year based on increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

The second quarter of 2004 saw the conversion of AltaGas from a corporate structure to an income trust. Keeping aligned with the strong first quarter of 2004, the Trust continued to build on its earlier success as net income of $11.9 million and income per unit of $0.25 both showed improvements. During the quarter AltaGas made its first public offering of units as an income trust and raised $88.5 million with net proceeds used to reduce the Trust's debt. This quarter also saw the commencement of monthly distributions to unitholders of $0.15 per unit.

Third quarter 2004 results are discussed in detail in an earlier section of this Management's Discussion and Analysis.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, AltaGas prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. AltaGas has determined that its hedging documentation meets the requirements of the Guideline and therefore there has been no impact on the consolidated financial statements.

Effective the first quarter of 2004, AltaGas' changed its accounting policy for stock-based compensation, now recognizing the compensation expense related to stock options in the financial statements according to the fair-value method. Prior to the change in policy, the Trust disclosed the impact of the accounting for stock options under the fair-value method on a pro-forma basis. Under the provisions set out by the CICA, AltaGas has adopted the change retroactively. The impact was to reduce retained earnings at January 1, 2004 by $332 thousand, and to reduce first quarter 2004 earnings by $136 thousand which amounts were based on the vesting status and exercise assumptions in existence at the end of the first quarter 2004. Subsequent to the conversion of AltaGas Services Inc. to an income trust all unvested options became fully vested. The charge to income in second quarter 2004 to reflect this early vesting was $2.4 million.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For further information on these critical accounting estimates, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power services component. Alberta Power Pool daily average spot prices ranged from $124.23 per MWh to $12.11 per MWh in the third quarter of 2004. Through the use of financial hedges on a portion of its power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At September 30, 2004 AltaGas had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $242.0 million total drawn bank debt. Including AltaGas' medium term notes, the rate has been fixed on 84 percent of AltaGas' total debt, including capital leases. The amount of fixed rate debt was higher than AltaGas' target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

On June 10, 2004 AltaGas Income Trust closed a public offering of 4,730,000 Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The offering included the concurrent exercise by the Underwriters of an over-allotment option granted by AltaGas to purchase an additional 10 percent of the issue or 430,000 Trust units on the same terms. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million was approximately $83.8 million. The net proceeds were used to reduce bank indebtedness and for general corporate purposes including AltaGas' ongoing capital program, the acquisition of the Edmonton ethane extraction plant and funding future acquisitions.

CAPITAL EXPENDITURES

Total capital expenditures by the Trust for the third quarter and first nine months of 2004 were $55.3 million and $75.8 million respectively compared to $6.4 million and $18.8 million for the respective periods of 2003.

Growth capital for the first nine months of 2004 included $42.1 million for the EEEP acquisition, $13.8 million related to the capital lease for 25 megawatts of peaking power capacity, and $12.6 million for expansions within the existing business and acquisitions of additional working interest in plants where AltaGas is able, through increased ownership, to optimize operations and generate additional operating margin for the Trust.

For the three months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.7	$ -	$ 1.3	$ 2.0
Growth	36.1	14.6	1.5	52.2
Administration	0.9	-	0.2	1.1
	$ 37.7	$ 14.6	$ 3.0	$ 55.3

For the three months ended September 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.5	$ 0.6	$ 0.9	$ 3.0
Growth	-	-	1.8	1.8
Administration	1.2	0.1	0.3	1.6
	$ 2.7	$ 0.7	$ 3.0	$ 6.4

For the nine months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.9	$ -	$ 2.4	$ 4.3
Growth	50.2	14.6	3.7	68.5
Administration	2.1	0.3	0.6	3.0
	$ 54.2	$ 14.9	$ 6.7	75.8

For the nine months ended September 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 2.1	$ 1.1	$ 1.8	$ 5.0
Growth	6.6	-	3.3	9.9
Administration	2.8	0.4	0.7	3.9
	$ 11.5	$ 1.5	$ 5.8	$ 18.8

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations were $74.7 million in the first nine months of 2004 compared to $63.6 million for the same period in 2003.

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium DistributionTM programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2004. A description of AltaGas' credit facilities can be found in Notes 6 and 7 to the consolidated financial statements included in ASI's 2003 Annual Report, and is further updated in the Trust unit offering Final Short-Form Prospectus dated July 29, 2004.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. AltaGas Operating Partnership has $100.0 million in medium term notes outstanding and AltaGas Ltd. has access to prime loans, banker's acceptances and letters of credit though bank lines of approximately $425.0 million. At September 30, 2004 AltaGas Ltd. had drawn bank debt of $242.0 million and letters of credit outstanding of $29.7 million. These two entities fund all operating subsidiaries. As an income trust, AltaGas targets a debt to total capitalization ratio between 45 percent and 50 percent. In the third quarter the Trust's net debt to total capitalization ratio decreased to 44.0 percent at September 30, 2004 from 53.3 percent at September 30, 2003 and 52.2 percent at December 31, 2003. In the third quarter of 2004, AltaGas recorded long term debt of $13.0 million under the terms of a capital lease associated with its 25 megawatts of peaking power capacity, of which $0.5 million is reported as the current portion of the long term debt.

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (DRIP) for eligible holders of Trust units and limited partnership units of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2. DRIP participation in the third quarter of 2004 generated $4.2 million in new equity through

the issuance of 220,085 Trust units, and $4.6 million in new equity and 240,429 Trust units on a year to date basis. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

Following AltaGas' announcement in March of its then proposed conversion to a trust Standard & Poor's (S&P) confirmed the rating on AltaGas' long term corporate credit at BBB- with a negative outlook and the rating on the senior unsecured debt at BBB-. The Dominion Bond Rating Service (DBRS) confirmed the rating of AltaGas Income Trust at BBB (low) with a stable trend and applied the same rating to AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership. The Trust has a stability rating of SR-3 (stable outlook) from S&P and STA-3 (mid) from DBRS.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May1, 2004, ASI securityholders exchanged their shares in the company for Trust units and eligible securityholders also received limited partnership units that are exchangeable into Trust units on a one for one basis. The limited partnership units do not trade on the TSX.

As of October 31, 2004 the Trust had 49.6 million Trust units and 3.4 million limited partnership units outstanding and a market capitalization of $1.1 billion based on a closing trading price on October 31, 2004 of $21.59 per Trust unit. There are 0.4 million options exercisable under the terms of the Unit option agreement brought forward in the reorganization. All options currently issued under this plan have vested effective May 1, 2004. Enbridge exchanged 8.9 million limited partnership units into Trust units during the third quarter of 2004.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 megawatts of gas fired power peaking capacity. AltaGas retains 100 percent of the ancillary service and peaking sales revenues. The contract has a 10 year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or purchase the assets. The cost of the lease to AltaGas is $13.8 million which has been paid for with a cash prepayment of $0.8 million, a charge recorded to long term debt of $13.0 million, of which $0.5 million is due over the next twelve months.

There have been no other material changes to AltaGas' contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

RELATED PARTIES

On August 19, 2004 AltaGas purchased 1,605,000 units of Taylor NGL Limited Partnership (Taylor) from Taylor's equity offering of 8,025,000 units at a price of $6.60 per unit. With this additional investment, the Trust's interest in Taylor has increased to 18.9 percent. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including the Joffre ethane extraction plant in which AltaGas has a 50 percent ownership interest.

On August 17, 2004 AltaGas announced that Enbridge Inc. completed a sale of 13,397,500 Trust units of AltaGas including an over allotment of 1,747,500 Trust units to a group of Canadian underwriters at a price of $19.75. This sale reduced Enbridge's interest in AltaGas from approximately 36 percent to 9 percent. On October 4, 2004 Enbridge closed the sale of its remaining 4,800,000 Trust units at $19.85.

OUTLOOK

The outlook for the balance of 2004 is expected to be very positive particularly due to the increased drilling activity in the Gathering and Processing segment and the late August 2004 acquisition of the Edmonton ethane extraction plant. Drilling activity in the majority of AltaGas' operating areas is expected to remain strong given the favorable commodity pricing environment. In addition, exploitation of opportunities in existing businesses and processes are expected to increase processed volumes. In the Energy Services segment, power prices are expected to be higher providing improved earnings on the unhedged portion of AltaGas' power portfolio, power volumes will increase with the addition of the 25 MW power peaking plant acquisition, and the fourth quarter 2004 close of the PremStar acquisition in the gas services component will add significant gas marketing volumes. All of these events are expected to add to the bottom line of the Trust.

As part of AltaGas' continuing corporate governance and succession planning process, David Cornhill, Chairman and Chief Executive Officer, has informed the Board of Directors that he intends to remain as both Chairman and Chief Executive Officer until sometime in 2006, after which he will relinquish the role of Chief Executive Officer but will continue in his capacity as Chairman of the Board of Directors. Mr. Cornhill has held both roles since AltaGas was founded in 1994. The Board of Directors and Mr. Cornhill will be working together in due course to identify internal and external candidates for the role of Chief Executive Officer.

UNITHOLDER LIMITED LIABILITY LEGISLATION

Legislation came into effect in Alberta on July 1, 2004 to provide limited liability for holders of trust units, similar to protection afforded to investors of corporations. The legislation covers events that occur on or after July 1, 2004 and extends to all unitholders of AltaGas Income Trust, which is registered in Alberta, including non-residents. The legislation does not remove the issue of unlimited liability for any acts or omissions that occurred prior to July 1, 2004.

Prior to the July 1 amendments, the legislation governing the creation of trusts did not contain explicit language which limited the liability of unitholders of the Trust to their equity investment in the Trust. As a result, there has existed a possibility that unitholders of the Trust may not be protected from liabilities of the Trust to the same extent as a shareholder of a publicly traded corporation and that potentially, unitholders could be liable for tort claims such as environmental claims. The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

($ thousands)	September 30 2004 (unaudited)	December 31 2003
ASSETS		
Current assets		
Cash and short term investments	$ 226	$ -
Accounts receivable	73,462	88,463
Inventory	494	1,879
Other	5,288	5,806
	79,470	96,148
Capital assets	728,919	677,911
Energy services arrangements and contracts	96,528	101,035
Goodwill	18,860	18,860
Future income taxes	206	208
Investments and other assets	34,719	25,098
	$ 958,702	$ 919,260
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 62,973	$ 74,726
Distributions payable to unitholders	7,749	-
Short-term debt	38	4,493
Current portion of long-term debt	516	-
Other	3,674	7,857
	74,950	87,076
Long-term debt	354,512	392,358
Asset retirement obligations	14,684	13,962
Future income taxes	63,114	62,537
	432,310	468,857
Unitholders' equity (note 3)	451,442	363,327
	$ 958,702	$ 919,260

See accompanying notes to the consolidated financial statements

Unaudited ($ thousands except per unit amounts)	Three months ended September 30 2004	Three months ended September 30 2003	Nine months ended September 30 2004	Nine months ended September 30 2003
REVENUE				
Operating	$ 178,042	$ 158,589	$ 546,240	$ 530,948
Other	498	280	1,220	598
	178,540	158,869	547,460	531,546
EXPENSES				
Cost of sales	116,992	105,585	369,245	372,685
Operating and administrative	27,713	24,336	85,429	71,853
Amortization	10,366	9,798	30,575	29,395
	155,071	139,719	485,249	473,933
Operating income	23,469	19,150	62,211	57,613
Interest expense				
Short-term debt	19	3	266	1,379
Long-term debt	4,902	5,519	15,525	15,342
Income before income taxes	18,548	13,628	46,420	40,892
Income taxes	1,449	4,381	6,393	14,597
Net income	17,099	9,247	40,027	26,295
Unitholders' equity, beginning of period	452,691	349,498	363,327	338,546
Change in accounting policy (note 2)	-	-	(332)	-
Dividends	-	(5,012)	(5,051)	(12,265)
Distributions	(23,167)	-	(37,771)	-
Net issuance of trust units	4,819	2,056	88,419	3,213
Addition to contributed surplus	-	-	2,823	-
Unitholders' equity, end of period	$ 451,442	$ 355,789	$ 451,442	$ 355,789
Net income per unit (note 3)				
Basic	$ 0.33	$ 0.20	$ 0.83	$ 0.58
Diluted	$ 0.33	$ 0.20	$ 0.82	$ 0.57

See accompanying notes to the consolidated financial statements

Unaudited ($ thousands)	Three months ended September 30 2004	Three months ended September 30 2003	Nine months ended September 30 2004	Nine months ended September 30 2003
Cash from operations				
Net income	$ 17,099	$ 9,247	$ 40,027	$ 26,295
Items not involving cash:				
Amortization	10,366	9,798	30,575	29,395
Accretion of asset retirement obligations	309	203	870	786
Stock option compensation (note 2)	-	-	2,491	-
Future income taxes	493	1,552	577	6,863
(Gain) loss on sale of assets and investments	13	(30)	53	(76)
Equity income	(414)	(200)	(1,369)	(492)
Distributions from equity investments	568	225	1,167	487
Other	91	156	265	362
Funds generated from operations	28,525	20,951	74,656	63,620
Decrease in deferred revenue and other	-	373	-	336
Net change in non-cash working capital	1,661	10,941	4,649	17,662
	30,186	32,265	79,305	81,618
Investing Activities				
Acquisition of capital assets	(41,614)	(5,780)	(67,438)	(20,496)
Disposition of capital assets	-	407	-	686
Advance to related party (note 4)	-	(29,000)	-	(29,000)
Acquisition of investments and other assets	(10,600)	(1,364)	(12,849)	(11,689)
Disposition of investments and other assets	4	30	3,444	1,510
	(52,210)	(35,707)	(76,843)	(58,989)
Financing Activities				
Increase (decrease) in operating loans	261	6,466	(55,582)	(13,507)
Dividends	-	(5,012)	(5,051)	(12,265)
Distributions to unitholders	(23,091)	-	(30,022)	-
Costs of issuing units on conversion	(1,376)	-	(8,349)	-
Net proceeds from issuance of units (note 3)	6,195	1,988	96,768	3,143
	(18,011)	3,442	(2,236)	(22,629)
Change in cash	(40,035)	-	226	-
Cash, beginning of period	40,261	-	-	-
Cash, end of period	$ 226	$ -	$ 226	$ -

See accompanying notes to the consolidated financial statements

($ thousands except per unit amounts or where otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AltaGas Income Trust (the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of Trust units or Exchangeable units on a one for one basis. These unaudited interim consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures are those of ASI while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to September 30, 2004.

The Trust makes monthly cash distributions to unitholders of trust units and exchangeable units (unitholders) based on the Trust's distribution policy.

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in ASI's annual consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2. These interim consolidated financial statements for the quarter ending September 30, 2004 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in ASI's 2003 Annual Report.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004 the Trust adopted the new Canadian Institute of Chartered Accountants standard for accounting for stock-based compensation (Section 3870), which requires the use of the fair value method to account for stock options. Based on the Black-Scholes option valuation model, stock options are valued at the date of the grant and recognized as compensation expense over their the vesting period.

No compensation expense is recorded for stock options issued and outstanding prior to January 1, 2002 in accordance with Section 3870. This change in accounting policy resulted in a reduction of opening retained earnings for 2004 of $332 thousand with an offset to unitholders' equity contributed surplus. Stock option compensation expense for the three months ended September 30, 2004 was nil (nine months ended September 30, 2004 - $2.5 million with corresponding offset to contributed surplus).

3. UNITHOLDERS' EQUITY

Authorized:

- an unlimited number of Trust units
- 3,394,216 AltaGas Holding Limited Partnership No. 1 ("LP1") class B limited partnership units which are exchangeable into Trust units

Unitholders' Equity	September 30 2004	December 31 2003
Unitholders' / shareholders' capital	$ 356,459	$ 268,040
Contributed surplus (note 2)	2,823	-
Accumulated earnings	129,931	95,287
Accumulated unitholders' distributions	(37,771)	-
Unitholders' equity	$ 451,442	$ 363,327

Trust units issued:	Number of Units / Shares		Amount
Common shares December 31, 2003	36,716,844	$	179,076
Common shares issued for cash on exercise of options	209,449		1,752
Common shares issued for compensation	2,000		39
Common shares issued on conversion of preferred shares	9,000,000		88,964
Common shares repurchased and cancelled on trust conversion	(45,928,293)		(269,831)
Units issued on conversion (net of conversion costs)	33,668,068		191,314
Units issued on public unit offering (net of issuance costs)	4,730,000		83,760
Units issued for cash on exercise of options	762,233		6,917
Units issued under distribution reinvestment program	240,429		4,300
Units issued for exchangeable units	8,888,624		50,872
September 30, 2004	48,289,354		337,163

Exchangeable units issued:	Number of Units	Amount
December 31, 2003	-	-
Issued for LP1 (net of conversion costs)	3,394,216	19,426
Issued for LP2 (net of conversion costs)	8,866,009	50,742
Exchanged for Trust units by LP1	(22,615)	(130)
Exchanged for Trust units by LP2	(8,866,009)	(50,742)
September 30, 2004	3,371,601	19,296

Preferred shares issued:	Number of Shares		Amount
December 31, 2003	9,000,000		88,964
Converted to common shares	(9,000,000)		(88,964)
September 30, 2004	-		-
Issued and outstanding - September 30, 2004	51,660,955	$	356,459

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At September 30, 2004 3,800,000 units were reserved for issuance under the plan. To September 30, 2004 options granted under the plan generally had a term of ten years to expiry and vested no longer than over a four year period. On May 1, 2004 subsequent to the establishment of the Trust all options granted were vested. Options outstanding under the plan have a weighted average exercise price of $9.64 and a weighted average remaining term of 7.84 years.

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, December 31, 2003	1,506,362	$ 8.74
Granted	107,000	15.07
Exercised	(971,682)	8.92
Cancelled	(32,375)	7.24
Unit options outstanding September 30, 2004	609,305	$ 9.64
Exercisable at September 30, 2004	609,305	$ 9.64

The basic number of units outstanding for the nine months ended September 30, 2004 was 48.2 million (September 30, 2003 - 45.4 million ASI shares) and the diluted number of units outstanding for the nine months ended September 30, 2004 was 48.9 million (September 30, 2003 - 45.8 million ASI shares).

4. RELATED PARTY TRANSACTIONS

On September 4, 2003, the Trust loaned $29.0 million to Taylor. The loan was interest bearing at prime plus one percent and was repaid on October 17, 2003.

On March 18, 2004, the Trust purchased 320,000 limited partnership units of Taylor for $2.2 million. The purchase resulted in the dilution of the Trust's ownership in Taylor from 19.2 percent to 18.5 percent and an unrealized dilution gain of $192 thousand.

On June 30, 2004, L.O.P. Inc. (LOP), an equity accounted investee, repaid a $2.3 million loan extended to it by the Trust. At the same time, the Trust sold its investment in LOP to LOP's majority shareholder for proceeds of $0.5 million.

On August 19, 2004, the Trust purchased an additional 1,605,000 limited partnership units of Taylor for $10.6 million. The transaction resulted in an increase of the Trust's ownership in Taylor from 18.5 percent to 18.9 percent and resulted in an unrealized dilution loss of $113 thousand.

5. SEGMENTED INFORMATION

AltaGas is a midstream energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The Trust has three reportable segments:

Gathering and Processing - natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services - power services, gas services and oil and natural gas production.

Natural Gas Distribution - natural gas distribution to end users and related services.

SEGMENTED INFORMATION *continued*

For the three months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 52,099	$ 124,617	$ 14,009	$ (12,185)	$ 178,540
Cost of sales	(11,378)	(108,048)	(8,925)	11,359	(116,992)
Operating and administrative expenses	(21,978)	(2,721)	(3,840)	826	(27,713)
Amortization	(6,565)	(2,200)	(1,601)	–	(10,366)
Operating income	$ 12,178	$ 11,648	$ (357)	$ –	$ 23,469
Net additions to capital assets	$ 37,769	$ 14,645	$ 2,915		$ 55,329
Segment assets	$ 691,700	$ 140,345	$ 126,657		$ 958,702

For the three months ended September 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 41,103	$ 115,124	$ 12,859	$ (10,217)	$ 158,869
Cost of sales	(6,633)	(101,024)	(8,037)	10,109	(105,585)
Operating and administrative expenses	(18,138)	(2,568)	(3,738)	108	(24,336)
Amortization	(6,228)	(2,033)	(1,537)	–	(9,798)
Operating income	$ 10,104	$ 9,499	$ (453)	$ –	$ 19,150
Net additions to capital assets	$ 2,696	$ 710	$ 2,969		$ 6,375
Segment assets	$ 627,121	$ 160,312	$ 121,911		$ 909,344

For the nine months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 142,743	$ 382,118	$ 82,657	$ (60,058)	$ 547,460
Cost of sales	(25,463)	(341,129)	(61,651)	58,998	(369,245)
Operating and administrative expenses	(66,586)	(7,634)	(12,269)	1,060	(85,429)
Amortization	(19,347)	(6,437)	(4,791)	–	(30,575)
Operating income	$ 31,347	$ 26,918	$ 3,946	$ –	$ 62,211
Net additions to capital assets	$ 54,222	$ 14,907	$ 6,664		$ 75,793
Segment assets	$ 691,700	$ 140,345	$ 126,657		$ 958,702

For the nine months ended September 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 123,768	$ 385,621	$ 94,690	$ (72,533)	$ 531,546
Cost of sales	(22,106)	(349,344)	(73,435)	72,200	(372,685)
Operating and administrative expenses	(54,371)	(6,191)	(11,624)	333	(71,853)
Amortization	(18,477)	(6,298)	(4,620)	–	(29,395)
Operating income	$ 28,814	$ 23,788	$ 5,011	$ –	$ 57,613
Net additions to capital assets	$ 11,554	$ 1,527	$ 5,785		$ 18,866
Segment assets	$ 627,121	$ 160,312	$ 121,911		$ 909,344

6. EMPLOYEE FUTURE BENEFITS

Substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

The total post retirement benefit cost recorded in the statement of income for the three and nine months ended September 30, 2004 is $0.1 million (2003 - $0.2 million) and $0.7 million (2003 - $0.6 million) respectively.

7. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Prior periods have been restated for the impact of the December 31, 2003 adoption of CICA Handbook Section 3110 related to accounting for asset retirement obligations.

8. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

9. SUBSEQUENT EVENTS

On October 6, 2004, AltaGas closed the acquisition of substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for a net price after closing adjustments of approximately $22.0 million paid primarily through the issue of units from the Trust's treasury. The effective date of the acquisition was April 1, 2004.

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q3/04	Q2/04	Q1/04	Q4/03	Q3/03
Revenue					
Gathering and Processing					
Field gathering and processing	29.3	29.2	27.8	29.0	26.5
Extraction	16.9	10.8	10.4	10.3	8.8
Transmission	6.5	6.4	7.0	6.7	6.7
Intercomponent elimination	(0.6)	(0.5)	(0.5)	(0.5)	(0.9)
Energy Services	124.6	124.1	133.4	125.2	115.1
Natural Gas Distribution[1]	14.0	20.6	48.1	34.7	12.9
Intersegment elimination	(12.2)	(15.2)	(32.7)	(26.3)	(10.2)
	178.5	175.4	193.5	179.1	158.9
Net revenue					
Gathering and Processing					
Field gathering and processing	29.3	29.3	27.8	29.0	26.5
Extraction	5.5	3.6	3.5	3.6	2.2
Transmission	6.5	6.4	7.0	6.7	6.7
Intercomponent elimination	(0.6)	(0.5)	(0.5)	(0.5)	(0.9)
Energy Services	16.6	14.6	9.8	13.1	14.0
Natural Gas Distribution[1]	5.1	6.2	9.7	9.2	4.9
Intersegment elimination	(0.9)	(0.1)	(0.1)	(0.1)	(0.1)
	61.5	59.5	57.2	61.0	53.3
Operating income					
Gathering and Processing	12.1	7.2	12.0	13.5	10.1
Energy Services	11.6	10.0	5.3	8.7	9.5
Natural Gas Distribution[1]	(0.3)	0.4	3.9	3.7	(0.4)
	23.4	17.6	21.2	25.9	19.2

(1) Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q3/04	Q2/04	Q1/04	Q4/03	Q3/03
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) (1)	906	906	901	861	835
Processed throughput (gross Mmcf/d) (2)	552	563	560	523	514
Capacity utilization (percent) (1)	61	62	62	61	62
Average working interest (percent) (1)	89	89	87	90	88
Extraction					
Licensed inlet capacity (Mmcf/d) (1)	539	349	349	349	349
Production (Bbls/d) (2)	13,054	9,337	10,020	9,159	6,428
Transmission volumes (Mmcf/d) (2)(4)	417	415	396	403	347
Energy Services					
Volume of power sold (thousands of MWh)	877	862	863	873	872
Price received on the sale of power ($/MWh) (2)	49.22	49.88	45.78	47.10	49.41
Average Alberta Power Pool prices ($/MWh) (2)	54.35	60.07	48.78	54.78	62.39
Natural Gas Distribution(5)					
Customers	60,048	59,266	59,528	59,543	58,941
Volume of natural gas distributed					
Sales (Bcf) (6)	1.5	2.2	5.5	4.5	1.3
Transportation (Bcf)	2.6	2.6	3.0	3.0	2.6
Degree day variance (percent) (3)	24.8	11.5	2.0	3.4	(5.9)

(1) At period end
(2) Quarter average
(3) Variance from 20-year average. Positive variances are favourable
(4) Excludes condensate transmission volumes
(5) Excludes Inuvik Gas Ltd. and Heritage Gas Limited operating statistics
(6) Q2 and Q3 2003 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour
Net revenue	gross revenue less the costs of the purchase of natural gas for resale and the costs to purchase power under power purchase arrangements

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

When used in this report, the words "anticipate," "estimate," and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

TABLE OF CONTENTS

TABLE NUMBER	STEP DESCRIPTION	REQUIRED DOCUMENT	REQUIRED SIGNATORIES
1.	Notice of change of director of MaxTV	Form 6-Changes Regarding Directors	PG
2.	Notice of change of director of MaxTV	Déclaration modificative	PG
3.	Max TV and VDN amalgamation	Resolution of the board of directors of VDN	All members of the board of directors of VDN
4.	Max TV and VDN amalgamation	Resolution of the board of directors of Max TV	All members of the board of directors of Max TV
5.	Max TV and VDN amalgamation	Statutory Declaration of VDN	PG **[Note : must be signed before a commissioner for oaths, notary public, or lawyer]**
6.	Max TV and VDN amalgamation	Statutory Declaration of MaxTV	PG in his capacity as director of MaxTV **[Note : must be signed before a commissioner for oaths, notary public, or lawyer]**
7.	Max TV and VDN amalgamation	Form 2 – Information regarding the registered office and the board of directors	PG
8.	Max TV and VDN amalgamation	Form 9-Articles of Amalgamation	PG
9.	Termination of agreement between PhilCo and VDN	Resolution of the sole director of PhilCo	PG in his capacity as sole director of PhilCo
10.	Sale by PhilCo of its assets to VDN in exchange for a promissory note of 899,000$ plus applicable taxes from VDN	Resolution of the sole director of PhilCo	PG in his capacity as sole director of PhilCo
11.	Sale by PhilCo of its assets to VDN in exchange for a promissory note of 899,000$ plus applicable taxes from VDN	Resolution of the sole shareholder of PhilCo	PG in his capacity as sole shareholder of PhilCo
12.	Sale by PhilCo of its assets to VDN in exchange for a	Resolution of the board of directors of VDN	All members of the board of directors of VDN

TABLE NUMBER	STEP DESCRIPTION	REQUIRED DOCUMENT	REQUIRED SIGNATORIES
	promissory note of 899,000$ plus applicable taxes from VDN		
13.	Sale by PhilCo of its assets to VDN in exchange for a promissory note of 899,000$ plus applicable taxes from VDN	Asset Purchase Agreement	PG in his capacity as sole director of PhilCo and PG in its capacity as director of VDN
14.	Sale by PhilCo of its assets to VDN in exchange for a promissory note of 899,000$ plus applicable taxes from VDN	Promissory note from VDN to PhilCo	PG
15.	Reduction of Paid up Capital by VDN	Resolution of the board of directors of VDN	All members of the board of directors of VDN
16.	Reduction of Paid up Capital by VDN	Statutory Declaration	PG **[Note : must be signed before a commissioner for oaths, notary public, or lawyer]**
17.	Capital Dividend Account dividend to the shareholders of VDN by way of a promissory note	Promissory notes to each shareholder	PG
18.	Amendment Agreement and Movable Hypothec with the Bank of Montreal	Resolution of the board of directors of VDN	All members of the board of directors of VDN
19.	GM conversion of its debentures into common shares of VDN	2 Resolutions of the board of directors of VDN	All members of the board of directors of VDN
20.	MaxTv minutes books – missing signatures	April 29, 2005- Re: resignation of Dr. Jack Sherman and appointment of Pierre Despars	Luc Sicotte
21.	MaxTv minutes books – missing signatures	April 29, 2005- Re: Toronto MAA Agreement	PG and Luc Sicotte
22.	MaxTv minutes books – missing	May 2005-ReTwo Agreements with Toronto	PG,Aaron Remer, Pierre Despars, Myrtle Gale, Jonathan Wener

TABLE NUMBER	STEP DESCRIPTION	REQUIRED DOCUMENT	REQUIRED SIGNATORIES
	signatures	Hydro-Electric System Limited	and Luc Sicotte **Please confirm and provide the date on such resolution**
23.	MaxTv minutes books—missing signatures	May 12 2005-Re: Bank of Montreal offer to further credit facilities	PG, Pierre Despars, Aaron Remer, Myrtle Gale, Jonathan Wener and Luc Sicotte

TABLE OF CONTENTS

TABLE NUMBER	STEP DESCRIPTION	REQUIRED DOCUMENT	REQUIRED SIGNATORIES
1.	Notice of change of director of MaxTV	Form 6-Changes Regarding Directors	PG
2.	Notice of change of director of MaxTV	Déclaration modificative	PG
3.	Max TV and VDN amalgamation	Resolution of the board of directors of VDN	All members of the board of directors of VDN
4.	Max TV and VDN amalgamation	Resolution of the board of directors of Max TV	All members of the board of directors of Max TV
5.	Max TV and VDN amalgamation	Statutory Declaration of VDN	PG **[Note : must be signed before a commissioner for oaths, notary public, or lawyer]**
6.	Max TV and VDN amalgamation	Statutory Declaration of MaxTV	PG in his capacity as director of MaxTV **[Note : must be signed before a commissioner for oaths, notary public, or lawyer]**
7.	Max TV and VDN amalgamation	Form 2—Information regarding the registered office and the board of directors	PG
8.	Max TV and VDN amalgamation	Form 9-Articles of Amalgamation	PG
9.	Termination of agreement between PhilCo and VDN	Resolution of the sole director of PhilCo	PG in his capacity as sole director of PhilCo
10.	Sale by PhilCo of its assets to VDN in exchange for a promissory note of 899,000$ plus applicable taxes from VDN	Resolution of the sole director of PhilCo	PG in his capacity as sole director of PhilCo
11.	Sale by PhilCo of its assets to VDN in exchange for a promissory note of 899,000$ plus applicable taxes from VDN	Resolution of the sole shareholder of PhilCo	PG in his capacity as sole shareholder of PhilCo
12.	Sale by PhilCo of its assets to VDN in exchange for a	Resolution of the board of directors of VDN	All members of the board of directors of VDN

TABLE NUMBER	STEP DESCRIPTION	REQUIRED DOCUMENT	REQUIRED SIGNATORIES
	promissory note of 899,000$ plus applicable taxes from VDN		
13.	Sale by PhilCo of its assets to VDN in exchange for a promissory note of 899,000$ plus applicable taxes from VDN	Asset Purchase Agreement	PG in his capacity as sole director of PhilCo and PG in its capacity as director of VDN
14.	Sale by PhilCo of its assets to VDN in exchange for a promissory note of 899,000$ plus applicable taxes from VDN	Promissory note from VDN to PhilCo	PG
15.	Reduction of Paid up Capital by VDN	Resolution of the board of directors of VDN	All members of the board of directors of VDN
16.	Reduction of Paid up Capital by VDN	Statutory Declaration	PG **[Note : must be signed before a commissioner for oaths, notary public, or lawyer]**
17.	Capital Dividend Account dividend to the shareholders of VDN by way of a promissory note	Promissory notes to each shareholder	PG
18.	Amendment Agreement and Movable Hypothec with the Bank of Montreal	Resolution of the board of directors of VDN	All members of the board of directors of VDN
19.	GM conversion of its debentures into common shares of VDN	2 Resolutions of the board of directors of VDN	All members of the board of directors of VDN
20.	MaxTv minutes books – missing signatures	April 29, 2005- Re: resignation of Dr. Jack Sherman and appointment of Pierre Despars	Luc Sicotte
21.	MaxTv minutes books – missing signatures	April 29, 2005- Re: Toronto MAA Agreement	PG and Luc Sicotte
22.	MaxTv minutes books – missing	May 2005-ReTwo Agreements with Toronto	PG,Aaron Remer, Pierre Despars, Myrtle Gale, Jonathan Wener

TABLE NUMBER	STEP DESCRIPTION	REQUIRED DOCUMENT	REQUIRED SIGNATORIES
	signatures	Hydro-Electric System Limited	and Luc Sicotte **Please confirm and provide the date on such resolution**
23.	MaxTv minutes books—missing signatures	May 12 2005-Re: Bank of Montreal offer to further credit facilities	PG, Pierre Despars, Aaron Remer, Myrtle Gale, Jonathan Wener and Luc Sicotte

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis dated November 10, 2004 is a review of the results of operations and the liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust, formerly AltaGas Services Inc. (ASI), for the three and nine month periods ended September 30, 2004 and the notes thereto and with the financial statements and Management's Discussion and Analysis contained in ASI's annual report for the year ended December 31, 2003. The discussion and analysis of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust as the successor to AltaGas Services Inc.

To provide Trust unitholders and prospective investors with information regarding the Trust, this MD&A contains forward looking statements in accordance with securities legislation. These forward looking statements are management's best prediction, and the actual results may vary due to the nature of estimates. These statements are provided wherever appropriate to assist investors to see the business from a management viewpoint. Such disclosure is subject to the reasonable constraints of maintaining the confidentiality of certain information which, if published could have an adverse impact on the competitive position of the Trust.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual Management's Discussion and Analysis and audited financial statements, 2003 Annual Report, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

97

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. voted in favour of a plan of arrangement to reorganize the business of AltaGas Services Inc. into an open-ended investment trust effective May 1, 2004. For each common share of AltaGas Services Inc., shareholders received either one AltaGas Income Trust unit or one limited partnership unit of AltaGas Income Trust. As a result of implementing the reorganization, AltaGas Income Trust now indirectly holds through its partnerships and subsidiaries all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Holding Limited Partnership No.1, AltaGas Ltd., AltaGas Operating Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flow of AltaGas Income Trust is solely dependent on the results of the operating subsidiaries and is derived from dividends or returns of capital from common shares held and from interest earned on loans made by AltaGas Income Trust to the operating subsidiaries.

The Trust has incurred costs and charges to implement the conversion, which are anticipated to total approximately $14.4 million. In the second quarter of 2004 approximately $7.0 million had been charged to unitholders' capital, and $3.5 million had been charged to income. In the third quarter, AltaGas incurred $0.9 million in charges to income and an additional $1.3 million that was charged to unitholders capital related to the conversion. The balance is expected to be charged to income in the future.

DISTRIBUTIONS

AltaGas targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders. The distributions are determined giving consideration to the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of AltaGas.

On April 29, 2004 AltaGas announced that AltaGas Income Trust would commence monthly distributions of $0.15 for each Trust unit and limited partnership unit on June 15, 2004 to holders of Trust units and holders of limited partnership units. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month, or the following business day if it falls on a weekend or holiday.

Third quarter distributions declared were $0.45 per unit or $23.2 million. From the date of conversion to an income trust on May 1, 2004, through to September 30, 2004, AltaGas had declared cash distributions of $37.8 million or $0.75 per unit. The following table summarizes AltaGas' dividend and distribution declaration history.[1]

(dollars per unit)	2004	2003	2002	2001
First quarter	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	0.30	0.08	0.06	0.03
Third quarter	0.45	0.11	0.08	0.06
Fourth quarter [2]		0.11	0.08	0.06
	$ 0.86	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. Prior to December 2000 no dividends were paid. Monthly distributions to unitholders began in second quarter of 2004

(2) Monthly distributions of $0.15 per unit have been declared for payment on both November 15, 2004 and December 15, 2004

For income tax purposes the Trust expects that approximately 70 percent of the distributions declared in 2004 will be taxed as interest with the remaining 30 percent to be classified as a combination of dividends and return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Financial Results	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003 (1)	2004	2003 (1)
Revenue	178.5	158.9	547.4	531.5
Net revenue (2)	61.5	53.3	178.2	158.9
EBITDA (2)	33.8	28.9	92.8	87.0
Net income	17.1	9.2	40.0	26.3
Net additions to capital assets	55.3	6.4	75.8	18.8
Cash flows				
Funds generated from operations (2)	28.5	20.9	74.7	63.6
Distributable cash (2)	26.5	18.0	70.4	58.6
Distributions (3)	23.1		30.0	
($ per unit, basic)				
EBITDA	0.66	0.64	1.93	1.92
Net income	0.33	0.20	0.83	0.58
Cash flows				
Funds generated from operations	0.55	0.46	1.55	1.41
Distributable cash	0.51		1.43	
Distributions (3)	0.45		0.60	
Units outstanding (millions)				
Basic	51.4	45.5	48.2	45.4
End of period	51.7	45.6	51.7	45.6

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations
(2) Non-GAAP financial measure. See discussion in the following section of the MD&A
(3) Distributions of $0.15 per unit paid commencing May, 2004

AltaGas' net income for the third quarter and first nine months of 2004 again surpassed the comparable periods of 2003, setting a new record since AltaGas' formation in 1994. The driver for these results is the exceptional operating performance of AltaGas' business components and the favourable impact on income tax associated with converting to an income trust. These results were partially offset by one time costs related to the conversion to an income trust and costs associated with a major turnaround at AltaGas' Bantry facility in May, 2004.

Revenue of $547.4 million for the first nine months of 2004 is 3 percent higher than the same period last year due mainly to increased volumes sold and higher average prices received for power in the Energy Services segment and to increases in volumes processed in the Gathering and Processing segment, offset by lower gas delivery prices in the Natural Gas Distribution segment. For the three months ended September 30, 2004 revenue is up 12 percent to $178.5 million compared to the same period in 2003 on the strength of volume increases in the field gathering and processing and extraction components along with the Energy Services and Natural Gas Distribution segment.

Net revenue, which is gross revenue less cost of commodities purchased for re-sale, increased 12 percent for the first nine months and 15 percent for the third quarter of 2004 compared to the same periods in 2003 due to volume increases. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales.

Volume increases in the Gathering and Processing segment were driven by well tie-ins, expansions and modifications at existing facilities, the Rainbow Lake and Mica Pouce Coupe field gathering and processing acquisitions in late 2003, as well as the Edmonton ethane extraction plant acquisition in the third quarter of 2004. In the Energy Services segment, power volumes sold were higher in the first nine months of 2004 over the same period of 2003, due to the addition of volumes associated with the Genesee energy contract from April 1, 2003

and from the addition on September 1, 2004 of 25 megawatts of gas fired power peaking capacity to AltaGas' power portfolio. Natural Gas Distribution sales volumes at AltaGas Utilities Inc. rose in the third quarter of 2004 compared to the same period in 2003, driven by an increased customer base and colder weather, while sales volumes were down in the first nine months of 2004, compared to the same period of 2003 due to warmer weather.

Operating and administrative expense was higher in the third quarter and first nine months of 2004 compared to 2003. Operating costs increased due to the late 2003 field gathering and processing facilities acquisitions and due to a major turnaround required at AltaGas' Bantry facility costing $1.7 million. Administrative expense increased due to $2.1 million cash costs related to the conversion to an income trust, an additional $2.4 million in non-cash compensation expense recorded as a result of all outstanding unvested employee trust unit options vesting effective May 1, 2004, and due to increased staffing required to support the Trust's growth. Amortization expense was up 4 percent for the nine months of 2004 compared to the same period in 2003 and up 6 percent for the third quarter of 2004 compared to 2003. The increases are due mainly to Gathering and Processing segment acquisitions and expansions in late 2003 and the first nine months of 2004.

Interest expense of $15.8 million for the first nine months of 2004 was 5 percent lower than $16.7 million for the same period in 2003 and for the third quarter of 2004 interest expense of $4.9 million was 11 percent lower than $5.5 million for the third quarter of 2003. The lower interest expense for both periods was due to lower average debt outstanding partially offset by higher average interest rates. Debt was reduced with cash from operations and from the net proceeds of AltaGas' June 2004 Trust unit offering.

AltaGas' income is subject to a variety of tax rates and rate reductions currently and in the future. Consequently there are several items which impact income tax expense and the effective tax rate from period to period. Income tax expense for the first nine months of 2004 was $8.2 million less than reported for the same period of 2003 even though income before tax was higher. As a result of AltaGas' conversion into an income trust, amortization expense exceeds capital cost allowance claimed, resulting in a reversal over time of the future income tax liability. AltaGas' first five months as an income trust resulted in a reduction in income tax expense of $6.7 million. Also contributing to the variance from 2003 to 2004 in the effective income tax rate was a $0.7 million charge in the third quarter of 2003 to record the impact on future income tax liabilities of federal rate and resource allowance adjustments. Income tax expense for the nine months of 2004 was reduced by $1.5 million, $0.7 million resulting from the provincial rate reduction in the March 19, 2004 Alberta Government's budget and an additional $0.8 million reduction related to the federal statutory rate decrease. The impact of recording a charge to income for compensation expense related to stock options, which has no current or future income tax implication, partially offset these rate reductions by $0.8 million.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this Management's Discussion and Analysis that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas. All amounts are in millions of dollars unless otherwise noted.

Cash From Operations	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Funds generated from operations	28.5	20.9	74.7	63.6
Add (deduct): Net change in non-cash working capital	1.7	11.4	4.6	18.0
Cash from operations	30.2	32.3	79.3	81.6

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Trust's working capital in the period.

EBITDA	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Non-GAAP financial measure	33.8	29.0	92.8	87.0
Deduct: Amortization	(10.4)	(9.8)	(30.6)	(29.4)
Operating Income (GAAP financial measure)	23.4	19.2	62.2	57.6

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in understanding the ability of the organization to generate cash and its ability to cover interest payments.

Distributable Cash Flow	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Funds generated from operations	28.5	20.9	74.7	63.6
Deduct: Maintenance capital expenditures	(2.0)	(3.0)	(4.3)	(5.0)
Distributable cash flow	26.5	17.9	70.4	58.6
Distributable cash flow per unit, basic	0.51	n/a	1.43	n/a

The distributable cash flow of AltaGas is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash flow can not be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

Net Revenue	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Non-GAAP financial measure	61.5	53.3	178.2	158.9
Add: Cost of sales	117.0	105.6	369.2	372.6
Revenue (GAAP financial measure)	178.5	158.9	547.4	531.5

In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects organic growth in the business. This table reconciles the revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment to illustrate the relationship between these non-GAAP and GAAP measures where used throughout this Management's Discussion and Analysis.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income [1]	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Gathering and Processing	12.1	10.1	31.3	28.8
Energy Services	11.6	9.5	26.9	23.8
Natural Gas Distribution	(0.3)	(0.4)	4.0	5.0
	23.4	19.2	62.2	57.6

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003[1]	2004	2003[1]
Revenue	52.1	41.1	142.7	123.8
Net revenue	40.7	34.5	117.3	101.7
Operating and administrative expense	22.0	18.2	66.6	54.4
Amortization expense	6.6	6.2	19.4	18.5
Operating income	12.1	10.1	31.3	28.8

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook requirements on accounting for asset retirement obligations

Operating Statistics	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
Field gathering and processing				
Capacity (Mmcf/d)[2]	906	835	906	835
Throughput (gross Mmcf/d)[1]	552	514	559	519
Capacity utilization (percent)[1]	61	62		
Average working interest (percent)[2]	89	88	89	88
Extraction				
Licensed inlet capacity (Mmcf/d)[2]	539	349	539	349
Production (Bbls/d)	13,054	6,428	10,812	7,041
Transmission volumes (Mmcf/d) [1][3]	417	347	409	322

(1) Average for the period
(2) As at September 30
(3) Excludes condensate pipeline volumes

AltaGas' natural gas processing capacity ranks the Trust in the top ten Canadian processors of natural gas and one of the four largest Canadian midstream processors. The Gathering and Processing segment includes more than 6,000 kilometers of gathering lines, 69 natural gas processing plants, interests in five ethane and natural gas liquids (NGLs) extraction and fractionation facilities and six transmission pipelines. These long-life assets provide service to a diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are generally volume driven. Future opportunities derive from the requirement that all natural gas must be processed to meet downstream pipeline specifications prior to delivery to the end user. With its extensive gathering infrastructure and the mobile nature of its field gathering and processing plants, AltaGas can quickly redeploy assets in response to producer drilling activity, size facilities to meet demand while reducing operating costs and minimize the time required to bring new production on line, accelerating producer and AltaGas' cash flow.

Net revenue for AltaGas' Gathering and Processing segment was $117.3 million for the nine months ended September 30, 2004, compared to $101.7 million for the same period in 2003 and $40.7 million for the third quarter of 2004 compared to $34.5 million for the third quarter of 2003. Net revenue growth in this segment was the result of increased volumes processed in the field gathering and processing and extraction components.

In the field gathering and processing component volumes processed rose during the first nine months of 2004 compared to the same period in 2003 due to AltaGas' December, 2003 acquisition of the Rainbow Lake facilities in northwestern Alberta and to the record 333 well tie-ins experienced during 2004 in AltaGas' operating areas. Gas drilling activity in the Western Canadian Sedimentary Basin continued to be strong during the third quarter of 2004, resulting in 81 wells tied-in to AltaGas' field gathering and processing facilities

compared with 80 well tie-ins during the same period in 2003. The strong tie-in activity, along with new volumes from the Rainbow Lake acquisition and internal growth initiatives more than offset normal natural gas production declines and delays due to wet weather for the Windfall and Doris facility expansions as well as normal scheduled turnarounds. AltaGas' gross average throughput increased to 552 Mmcf/d during the third quarter of 2004 compared to 514 Mmcf/d during the third quarter of 2003.

AltaGas' existing operating areas continue to provide growth opportunities. During the third quarter of 2004 further expansion at the Marten Creek facility along with expansions at the Kirkpatrick Lake and Windfall facilities became operational and AltaGas announced the construction of a $5.5 million sour gas processing plant and approximately 37 kilometres of pipeline near the town of Shaunavon, Saskatchewan. The Shaunavon plant is expected to be operational by the end of 2004 and will process 1.0 Mmcf/d per day of solution gas currently being flared from two oil batteries. AltaGas is pursuing additional opportunities in Saskatchewan to process flared gas. Internal development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to throughput declines. During the first nine months of 2004, AltaGas invested approximately $7.9 million on internal expansion projects in the field gathering and processing component. The new volumes associated with these expansions will be reflected in the fourth quarter of 2004.

In the extraction component, as a result of higher volumes processed and a favourable NGL pricing environment net revenue grew 151 percent during the third quarter of 2004 compared to the third quarter of 2003, reaching $5.5 million. Average NGLs volumes processed for the third quarter of 2004 more than doubled reaching 13,054 Bbls/d compared to 6,428 Bbls/d for the same period in 2003.

Contributing to the volume increase was AltaGas' closing, in late August 2004, of the acquisition of BP Canada Energy Resources Company's 48 2/3 percent interest in the Edmonton ethane extraction plant (EEEP) located at Edmonton, Alberta. After adjusting for the economic benefit from the January 1, 2004 effective date to closing, the purchase price paid by AltaGas for the facility was approximately $42.1 million, subject to a final statement of adjustments. AltaGas assumed operatorship of the plant and the staff at EEEP have become AltaGas employees. The plant has a gross licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The acquisition has increased AltaGas' total net licensed inlet extraction capacity to 539 Mmcf/d. AltaGas' share of plant products will be sold under long-term contracts and a long-term gas supply contract provides secure feedstock supply to EEEP. Also contributing to the increase in extraction volumes processed were modifications made to the Empress EnCana extraction facility that increased ethane production effective the fourth quarter of 2003. There was also increased production at the Joffre ethane extraction plant. NGLs at the Joffre facility were reinjected in the third quarter of 2003 as a result of a lower gas to liquids price differential. The full impact of the addition of EEEP is expected to boost production in the fourth quarter of 2004 and 2005 to new records. In addition, AltaGas expects to invest approximately $5.0 million at EEEP during 2005 to increase efficiency and undertake other natural gas value chain optimizations at the plant to further enhance its financial and operational performance.

Net revenue in AltaGas' transmission component was down 3 percent for the third quarter of 2004 when compared to the same quarter of 2003, although after adjusting for lower flow through operating costs in the third quarter of 2004 net revenues were essentially flat. For the first nine months of 2004 when compared to the same period in 2003 net revenue was up 3 percent due to increased EnCana volume commitments on the Suffield transmission system.

ENERGY SERVICES

The Energy Services segment is comprised of the power services and gas service components. In this segment, the Trust also reports the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce. The financial results of the power services component currently account for a significant portion of overall segment financial results and as such the commentary in this section will be restricted to the power services component.

Financial Results	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Revenue	124.6	115.1	382.1	388.6
Net revenue[1]	16.6	14.1	41.0	36.3
Operating income[2]	11.6	9.5	26.9	23.8

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
Volume of power sold (thousands of MWh)	877	872	2,603	2,393
Average price received on the sale of power ($/MWh)[1]	49.22	49.41	48.30	47.72
Alberta Power Pool average spot price ($/MWh)[1]	54.35	62.39	54.40	65.71

(1) Average for the period

The power services component generated net revenue of $34.6 million for the first three quarters of 2004 compared to $29.8 million for the same period in 2003 and $13.9 million for third quarter 2004 compared to $11.7 million in 2003. Increases in the first nine months of 2004 was due to higher realized prices on power sales and higher volumes sold primarily related to the Genesee energy contract. For the third quarter of 2004 the increase is primarily due to increased volumes sold related to the Trust's 25 megawatt peaking plant capital lease. The Alberta Electric System Operator (AESO) is entitled to recover or refund variances between revenues collected through transmission charges and expenses incurred by AESO through true up adjustments calculated quarterly. For 2004, the cumulative quarterly adjustments have resulted in a net credit to AltaGas' income of $ 0.5 million compared to a credit to income of $4.1 million for 2003.

On September 1, 2004 AltaGas entered into a long term capital lease with Maxim Energy Group Ltd. for 25 megawatts of gas fired power peaking capacity. The capital lease requires AltaGas to pay Maxim monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains 100 percent of the ancillary service and peaking sales revenues. The capital lease has a 10 year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or purchase the assets.

The 25 megawatts of power is generated by four gas fired peaking plants located in southern Alberta. The addition of the 25 megawatts of natural gas generation capacity provides fuel diversity to AltaGas' coal fired generation. It adds a fifth independent supply source, reducing potential risk on the Trust's overall power supply portfolio. Operationally, given the speed at which the power assets can be ramped up, the peaking supply easily provides some backstopping to AltaGas' Sundance B Power Purchase Arrangement and Genesee energy contract. The peaking gas requirement will be managed by AltaGas' gas services component.

AltaGas' total power portfolio at the end of the third quarter of 2004 consisted of 478 megawatts of power generation capacity representing approximately 6 percent of the Alberta power market.

AltaGas does not engage in the speculative trading of power. The Trust manages its acquired power capacity to provide stable, predictable earnings and cash flow over time. AltaGas reduces its exposure to floating electricity prices by supplying internal electrical demand requirements and by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk. The average price AltaGas received from power sales in the third quarter of 2004 was $49.22 per MWh compared to $49.41 per MWh in the third quarter of 2003 and $48.30 per MWh for the first nine months of 2004 compared to $47.72 per MWh for the same period in 2003. Average Alberta Power Pool spot prices were $54.35 per MWh and $62.39 per MWh in the third quarters of 2004 and 2003 respectively, and $54.40 per MWh and $65.71 per MWh in the first nine months of 2004 and 2003 respectively.

Subsequent to the end of the third quarter of 2004, AltaGas significantly expanded its gas services component with the acquisition on October 6, 2004 of substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. The purchase price of $22.0 million, after closing adjustments from the effective date of April 1, 2004, was paid primarily by way of the issuance of 993,789 Trust units from treasury.

AltaGas has provided gas services since 1994 and the addition of PremStar builds on this low risk, fee for service business. PremStar is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers across Canada. On a fee for service basis, the PremStar group provides energy supply, arranges for transportation services, and supports customers with valuable market information. This transaction is expected to make a significant positive impact to the gas services component in the fourth quarter of 2004 and 2005 forward, through its existing business and through value chain optimization with other businesses of AltaGas.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AltaGas Utilities or AUI), AltaGas' one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and its 24.9 percent interest in Heritage Gas Limited (Heritage Gas).

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

Financial Results	Three months ended September 30		Nine months ended September 30	
($ millions)	2004	2003	2004	2003
Revenue	14.0	12.9	82.7	94.7
Net revenue[1]	5.1	4.9	21.0	21.3
Operating income[2]	(0.3)	(0.4)	4.0	5.0

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics[1]	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
Volume of natural gas distributed				
Sales (Bcf)	1.5	1.3	9.2	9.4
Transportation (Bcf)	2.6	2.6	8.3	6.8
Degree day variance (percent)[2]	24.8	(5.9)	6.6	8.6
Number of customers[3]	60,048	58,941	60,048	58,941

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At September 30

In the first nine months of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $21.0 million compared to $21.3 million for the same period in 2003. Customer growth for the nine months of 2004 was offset primarily by the impact of the completion of negotiations on AUI's general rate application filed with the Alberta Energy and Utilities Board (AEUB). Lower than anticipated cost rates for debt and common equity as approved for 2003 resulted in a charge to net income of $0.5 million in the first quarter of 2004 related to previously recorded 2003 results.

Heritage Gas, 24.9 percent owned by AltaGas, activated its natural gas distribution system in late December 2003. Heritage Gas is in the initial stages of its planned growth and consequently has not had a material impact on AltaGas' consolidated results in the first nine months of 2004.

In the third quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $5.1 million compared to $4.9 million for the same period in 2003. This increase is due to higher sales volumes in 2004 compared to the third quarter of 2003 associated with an increased customer base and colder weather. Weather for the third quarter, as measured by heating degree days, was 33.5 percent colder than the third quarter of 2003 and 24.8 percent colder than the 20 year average.

AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated cost of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service, less accumulated depreciation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity. On July 2, 2004 the AEUB issued its Generic Cost of Capital decision. The decision established for AUI the 2004 rate of return on common equity at 9.6 percent and 2004 capital structure at 41 percent equity and 59 percent debt resulting in final allowable rates for interest expense and return on common equity.

AUI filed its Phase 2 application, for the 2003 and 2004 test years, arising from the Alberta Energy and Utilities Board approval of its Phase 1 decision issued August 3, 2004. The Phase 1 decision confirmed the revenue requirements which resulted from a negotiated settlement process. The Phase 2 portion of the general rate proceeding encompasses the allocation of costs to rate classes and the resulting rate design. A hearing on this phase is scheduled to start January 10, 2005. AUI is planning to file a Phase 1 General Rate Application for 2005, 2006 and possibly 2007 in the fourth quarter of this year.

AUI continues to make moderate increases in its customer base in its catchment area. In addition the company continues to look for opportunities to increase the number of franchises served. During the quarter AUI entered into an agreement with Orr Mineral Developments Ltd. (Orr) to acquire its distribution assets which provide natural gas service to approximately 112 customers in the hamlet of Suffield in southern Alberta. The sale by Orr requires the approval of the AEUB, which is expected to be obtained late in 2004 or early 2005. Orr was the last small independently owned natural gas distribution company in Alberta.

Heritage Gas is focused on building momentum behind a consumer movement to switch heating fuel sources in Nova Scotia's market place. Construction of a major facilities extension to serve Nova Scotia Power's Burnside facility was constructed during the third quarter of 2004. The facilities are capable of delivering the daily contracted volume of 16,700 GJ. Heritage Gas anticipates that the facilities will be activated and billing to the customer will commence in the fourth quarter of 2004.

Heritage Gas is very close to achieving the necessary customer commitments that are required to meet the economic feasibility test for expansion of natural gas service to the Town of Amherst. It is expected that once the economic feasibility hurdles are met natural gas service to Amherst could be available in the fourth quarter of 2005. At the end of the third quarter of 2004 Heritage Gas had installed services to 60 customers and had signed commitments from another 189 customers.

SUMMARY OF EIGHT MOST RECENT COMPLETED CONSOLIDATED QUARTERLY RESULTS[1]

($ millions)	Q3/04	Q2/04	Q1/04	Q4/03	Q3/03	Q2/03	Q1/03	Q4/02[2]
Net revenue	61.5	59.5	57.2	61.0	53.3	51.2	54.4	48.8
Net income	17.1	11.9	11.0	12.0	9.3	6.8	10.2	11.2
($ per unit)								
Earnings								
Basic	0.33	0.25	0.24	0.26	0.20	0.15	0.23	0.25
Diluted	0.33	0.25	0.24	0.26	0.20	0.15	0.22	0.25
Dividends/distributions [3]	0.45	0.15	0.11	0.11	0.11	0.08	0.08	0.08

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) Includes a pre-tax loss of $1.4 million

(3) The Trust pays a stable monthly distribution of $0.15 per Unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment, and seasonality in the business. The first and last quarters each year are AltaGas' most profitable on the basis of the contribution from the Natural Gas Distribution segment which, as a distributor of natural gas for heating purposes, reports higher earnings in colder periods than in warmer periods.

The fourth quarter of 2002 was the strongest quarter to that date for ASI at $11.2 million in net income on the basis of an increased customer base in the Natural Gas Distribution segment and from power sales which AltaGas commenced at the beginning of 2002. Fourth quarter 2002 net income was also higher than in the previous quarter of the year due to the higher seasonal contribution from the Natural Gas Distribution segment. The Suffield pipeline and Wabasca field gathering and processing facilities were acquired and construction of the Joffre ethane extraction plant was commissioned late in the quarter.

Net income of $10.2 million in the first quarter of 2003 set a new high for ASI for that period in a year. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of this performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity with a record 85 wells tied-in during the first quarter. Final commissioning of the Joffre ethane extraction plant provided volume increases in the extraction component and volumes in the transmission component were higher due to the Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs due to changes in process at the Transmission Authority, partially offset the gains made in the other segments. AltaGas commenced selling power on April 1, 2003 from the Genesee energy contract which arrangement provides for 100 megawatts of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter in 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received for power and by the increased volumes sold resulting from the Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the third quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were again the key contributors in the third quarter of 2003 to a 63

percent increase in net income to $9.3 million when compared to the third quarter of 2002. Operating results were driven by competition. Late quarter modifications to the EnCana-operated Empress extraction facility increased AltaGas' net production capability by an estimated 1,400 Bbls/d. In addition, power prices were improved over the same quarter in the prior year. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to announced changes in federal large corporations tax legislation, was still the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions, incremental power volumes sold from the Genesee energy contract and to the completion of modifications to increase ethane production at the EnCana-operated Empress extraction plant late in the third quarter of 2003.

First quarter 2004 produced record net income of $11.0 million for that period in a year based on increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

The second quarter of 2004 saw the conversion of AltaGas from a corporate structure to an income trust. Keeping aligned with the strong first quarter of 2004, the Trust continued to build on its earlier success as net income of $11.9 million and income per unit of $0.25 both showed improvements. During the quarter AltaGas made its first public offering of units as an income trust and raised $88.5 million with net proceeds used to reduce the Trust's debt. This quarter also saw the commencement of monthly distributions to unitholders of $0.15 per unit.

Third quarter 2004 results are discussed in detail in an earlier section of this Management's Discussion and Analysis.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, AltaGas prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. AltaGas has determined that its hedging documentation meets the requirements of the Guideline and therefore there has been no impact on the consolidated financial statements.

Effective the first quarter of 2004, AltaGas' changed its accounting policy for stock-based compensation, now recognizing the compensation expense related to stock options in the financial statements according to the fair-value method. Prior to the change in policy, the Trust disclosed the impact of the accounting for stock options under the fair-value method on a pro-forma basis. Under the provisions set out by the CICA, AltaGas has adopted the change retroactively. The impact was to reduce retained earnings at January 1, 2004 by $332 thousand, and to reduce first quarter 2004 earnings by $136 thousand which amounts were based on the vesting status and exercise assumptions in existence at the end of the first quarter 2004. Subsequent to the conversion of AltaGas Services Inc. to an income trust all unvested options became fully vested. The charge to income in second quarter 2004 to reflect this early vesting was $2.4 million.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For further information on these critical accounting estimates, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power services component. Alberta Power Pool daily average spot prices ranged from $124.23 per MWh to $12.11 per MWh in the third quarter of 2004. Through the use of financial hedges on a portion of its power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At September 30, 2004 AltaGas had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $242.0 million total drawn bank debt. Including AltaGas' medium term notes, the rate has been fixed on 84 percent of AltaGas' total debt, including capital leases. The amount of fixed rate debt was higher than AltaGas' target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

On June 10, 2004 AltaGas Income Trust closed a public offering of 4,730,000 Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The offering included the concurrent exercise by the Underwriters of an over-allotment option granted by AltaGas to purchase an additional 10 percent of the issue or 430,000 Trust units on the same terms. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million was approximately $83.8 million. The net proceeds were used to reduce bank indebtedness and for general corporate purposes including AltaGas' ongoing capital program, the acquisition of the Edmonton ethane extraction plant and funding future acquisitions.

CAPITAL EXPENDITURES

Total capital expenditures by the Trust for the third quarter and first nine months of 2004 were $55.3 million and $75.8 million respectively compared to $6.4 million and $18.8 million for the respective periods of 2003.

Growth capital for the first nine months of 2004 included $42.1 million for the EEEP acquisition, $13.8 million related to the capital lease for 25 megawatts of peaking power capacity, and $12.6 million for expansions within the existing business and acquisitions of additional working interest in plants where AltaGas is able, through increased ownership, to optimize operations and generate additional operating margin for the Trust.

For the three months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.7	$ -	$ 1.3	$ 2.0
Growth	36.1	14.6	1.5	52.2
Administration	0.9	-	0.2	1.1
	$ 37.7	$ 14.6	$ 3.0	$ 55.3

For the three months ended September 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.5	$ 0.6	$ 0.9	$ 3.0
Growth	-	-	1.8	1.8
Administration	1.2	0.1	0.3	1.6
	$ 2.7	$ 0.7	$ 3.0	$ 6.4

For the nine months ended September 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.9	$ -	$ 2.4	$ 4.3
Growth	50.2	14.6	3.7	68.5
Administration	2.1	0.3	0.6	3.0
	$ 54.2	$ 14.9	$ 6.7	75.8

For the nine months ended September 30, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 2.1	$ 1.1	$ 1.8	$ 5.0
Growth	6.6	-	3.3	9.9
Administration	2.8	0.4	0.7	3.9
	$ 11.5	$ 1.5	$ 5.8	$ 18.8

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations were $74.7 million in the first nine months of 2004 compared to $63.6 million for the same period in 2003.

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium DistributionTM programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2004. A description of AltaGas' credit facilities can be found in Notes 6 and 7 to the consolidated financial statements included in ASI's 2003 Annual Report, and is further updated in the Trust unit offering Final Short-Form Prospectus dated July 29, 2004.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. AltaGas Operating Partnership has $100.0 million in medium term notes outstanding and AltaGas Ltd. has access to prime loans, banker's acceptances and letters of credit though bank lines of approximately $425.0 million. At September 30, 2004 AltaGas Ltd. had drawn bank debt of $242.0 million and letters of credit outstanding of $29.7 million. These two entities fund all operating subsidiaries. As an income trust, AltaGas targets a debt to total capitalization ratio between 45 percent and 50 percent. In the third quarter the Trust's net debt to total capitalization ratio decreased to 44.0 percent at September 30, 2004 from 53.3 percent at September 30, 2003 and 52.2 percent at December 31, 2003. In the third quarter of 2004, AltaGas recorded long term debt of $13.0 million under the terms of a capital lease associated with its 25 megawatts of peaking power capacity, of which $0.5 million is reported as the current portion of the long term debt.

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (DRIP) for eligible holders of Trust units and limited partnership units of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2. DRIP participation in the third quarter of 2004 generated $4.2 million in new equity through

the issuance of 220,085 Trust units, and $4.6 million in new equity and 240,429 Trust units on a year to date basis. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

Following AltaGas' announcement in March of its then proposed conversion to a trust Standard & Poor's (S&P) confirmed the rating on AltaGas' long term corporate credit at BBB- with a negative outlook and the rating on the senior unsecured debt at BBB-. The Dominion Bond Rating Service (DBRS) confirmed the rating of AltaGas Income Trust at BBB (low) with a stable trend and applied the same rating to AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership. The Trust has a stability rating of SR-3 (stable outlook) from S&P and STA-3 (mid) from DBRS.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May1, 2004, ASI securityholders exchanged their shares in the company for Trust units and eligible securityholders also received limited partnership units that are exchangeable into Trust units on a one for one basis. The limited partnership units do not trade on the TSX.

As of October 31, 2004 the Trust had 49.6 million Trust units and 3.4 million limited partnership units outstanding and a market capitalization of $1.1 billion based on a closing trading price on October 31, 2004 of $21.59 per Trust unit. There are 0.4 million options exercisable under the terms of the Unit option agreement brought forward in the reorganization. All options currently issued under this plan have vested effective May 1, 2004. Enbridge exchanged 8.9 million limited partnership units into Trust units during the third quarter of 2004.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 megawatts of gas fired power peaking capacity. AltaGas retains 100 percent of the ancillary service and peaking sales revenues. The contract has a 10 year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or purchase the assets. The cost of the lease to AltaGas is $13.8 million which has been paid for with a cash prepayment of $0.8 million, a charge recorded to long term debt of $13.0 million, of which $0.5 million is due over the next twelve months.

There have been no other material changes to AltaGas' contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

RELATED PARTIES

On August 19, 2004 AltaGas purchased 1,605,000 units of Taylor NGL Limited Partnership (Taylor) from Taylor's equity offering of 8,025,000 units at a price of $6.60 per unit. With this additional investment, the Trust's interest in Taylor has increased to 18.9 percent. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including the Joffre ethane extraction plant in which AltaGas has a 50 percent ownership interest.

On August 17, 2004 AltaGas announced that Enbridge Inc. completed a sale of 13,397,500 Trust units of AltaGas including an over allotment of 1,747,500 Trust units to a group of Canadian underwriters at a price of $19.75. This sale reduced Enbridge's interest in AltaGas from approximately 36 percent to 9 percent. On October 4, 2004 Enbridge closed the sale of its remaining 4,800,000 Trust units at $19.85.

OUTLOOK

The outlook for the balance of 2004 is expected to be very positive particularly due to the increased drilling activity in the Gathering and Processing segment and the late August 2004 acquisition of the Edmonton ethane extraction plant. Drilling activity in the majority of AltaGas' operating areas is expected to remain strong given the favorable commodity pricing environment. In addition, exploitation of opportunities in existing businesses and processes are expected to increase processed volumes. In the Energy Services segment, power prices are expected to be higher providing improved earnings on the unhedged portion of AltaGas' power portfolio, power volumes will increase with the addition of the 25 MW power peaking plant acquisition, and the fourth quarter 2004 close of the PremStar acquisition in the gas services component will add significant gas marketing volumes. All of these events are expected to add to the bottom line of the Trust.

As part of AltaGas' continuing corporate governance and succession planning process, David Cornhill, Chairman and Chief Executive Officer, has informed the Board of Directors that he intends to remain as both Chairman and Chief Executive Officer until sometime in 2006, after which he will relinquish the role of Chief Executive Officer but will continue in his capacity as Chairman of the Board of Directors. Mr. Cornhill has held both roles since AltaGas was founded in 1994. The Board of Directors and Mr. Cornhill will be working together in due course to identify internal and external candidates for the role of Chief Executive Officer.

UNITHOLDER LIMITED LIABILITY LEGISLATION

Legislation came into effect in Alberta on July 1, 2004 to provide limited liability for holders of trust units, similar to protection afforded to investors of corporations. The legislation covers events that occur on or after July 1, 2004 and extends to all unitholders of AltaGas Income Trust, which is registered in Alberta, including non-residents. The legislation does not remove the issue of unlimited liability for any acts or omissions that occurred prior to July 1, 2004.

Prior to the July 1 amendments, the legislation governing the creation of trusts did not contain explicit language which limited the liability of unitholders of the Trust to their equity investment in the Trust. As a result, there has existed a possibility that unitholders of the Trust may not be protected from liabilities of the Trust to the same extent as a shareholder of a publicly traded corporation and that potentially, unitholders could be liable for tort claims such as environmental claims. The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

98

RECEIVED
2005 AUG 10 P 3:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

November 12, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs:

Subject: **AltaGas Income Trust**

We confirm that the following material was sent by prepaid mail on November 12, 2004 to those registered holders of Trust Units and AltaGas Holding Limited Partnership No. 1 Class B Units of the subject Corporation.

1. Third Quarter Report for the period ending September 30, 2004.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Edward Spence
Assistant Trust Officer
Corporate Trust Department

cc: AltaGas Income Trust
Marilyn Pfaeflin

(99)

RECEIVED
2004 NOV 10 P 3:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MATERIAL CHANGE REPORT

Under Section 146(1) of the *Securities Act* (Alberta) And Equivalent Provisions of Securities Legislation in Other Provinces of Canada

1. **Reporting Issuer**

The name and address of the reporting issuer is:

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

2. **Date of Material Change**

The material change occurred on November 10, 2004.

3. **Press Release**

A press release reporting the material change was issued on November 10, 2004 at Calgary, Alberta.

4. **Summary of Material Change**

AltaGas Income Trust ("AltaGas") announced that David Cornhill, Chairman and Chief Executive Officer will relinquish the role of Chief Executive Officer sometime in 2006, but will continue in his capacity as Chairman of the Board of Directors.

5. **Full Description of Material Change**

AltaGas announced that as part of AltaGas' continuing corporate governance and succession planning process, David Cornhill, Chairman and Chief Executive Officer, has informed the Board of Directors that he intends to remain as both Chairman and Chief Executive Officer until sometime in 2006, after which he will relinquish the role of Chief Executive Officer but will continue in his capacity as Chairman of the Board of Directors. Mr. Cornhill has held both roles since AltaGas was founded in 1994. AltaGas announced that the Board of Directors and Mr. Cornhill will be working together in due course to identify internal and external candidates for the role of Chief Executive Officer.

6. **Reliance on Confidential Disclosure Provisions**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

Marilyn A, Pfaefflin
Treasurer

AltaGas Ltd., administrator for
AltaGas Income Trust
1700, 355 – 4th Ave. S.W.
Calgary, Alberta T2P 0J1

Tel: (403) 691-7540

Dennis A. Dawson
Vice President, General Counsel and
Corporate Secretary
AltaGas Ltd., administrator for
AltaGas Income Trust
1700, 355 – 4th Ave. S.W.
Calgary, Alberta T2P 0J1

Tel: (403) 691-7534

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED November 19, 2004 at Calgary, Alberta.

ALTAGAS INCOME TRUST
By its administrator, AltaGas Ltd.

Per: [Signed]
Dennis A. Dawson
Vice President, General Counsel
and Corporate Secretary

100

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (December 14, 2004) – AltaGas Income Trust (AltaGas or the Trust) (TSE:ALA.UN) announced today that a monthly distribution will be paid on January 17, 2005 to holders of record on December 29, 2004, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

(101)

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (January 13, 2005) – AltaGas Income Trust (AltaGas or the Trust) (TSE:ALA.UN) announced today that a monthly distribution will be paid on February 15, 2005 to holders of record on January 25, 2005, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $950 million and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

- 30 -

(102)

AltaGas NEWS RELEASE

RECEIVED
2005 ... 10 P 3:1?

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (February 15, 2005) – AltaGas Income Trust (AltaGas or the Trust) (TSE:ALA.UN) announced today that a monthly distribution will be paid on March 15, 2005 to holders of record on February 25, 2005, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.2 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Marilyn Pfaefflin (403) 691-7540
marilyn.pfaefflin@altagas.ca

Website: www.altagas.ca

- 30 -

(103)

Computershare

710, 530-8th Avenue S.W., Calgary, AB T2P 3S8
Tel.: (403) 267-6569 Fax: (403) 267-6598

February 17, 2005

Alberta Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Ontario Securities Commission
L'Autorite des marches financiers
TSX Venture Exchange/TSX
Saskatchewan Financial Services Commission
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of the Northwest territories
British Columbia Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Nunavut Legal Registry

Dear Sirs:

Subject: Altagas Income Trust

We advise the following with respect to the upcoming meeting of Unitholders for the subject Trust:

1.	Meeting Type	Annual
2.	Security Description of Voting Issue	Trust Units
3.	CUSIP Number	021360102
4.	Record Date	March 14, 2005
5.	Meeting Date	April 28, 2005
6.	Meeting Location	Calgary AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Edward Spence
Assistant Corporate Trust Officer

cc: Altagas Income Trust
Attention: Marilyn Pfaefflin

AltaGas NEWS RELEASE

(N04)

RECEIVED 2005 MAR 10 P 3:10 OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALTAGAS INCOME TRUST TO HOST TELECONFERENCE ON MARCH 2, 2005

Calgary, Alberta (February 23, 2005) -- AltaGas Income Trust (AltaGas or the Trust) will announce its fourth quarter and annual earnings results for 2004 on Wednesday, March 2, 2005. The Trust will host a teleconference to discuss the fourth quarter and annual financial and operating results.

Conference Call details:

Date: Wednesday, March 2, 2005
Time: 1:30 p.m. Mountain Time (3:30 p.m. Eastern Time)
Dial-in: 416-640-4127 or 800-814-4857 toll-free

Shortly after the conclusion of the live call, a replay will be available by dialing 416-640-1917 or 877-289-8525. The pass code is 21111354 followed by the pound key. The replay will expire at midnight (ET) on March 9, 2005.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.2 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website:
Dennis Dawson	Marilyn Pfaefflin	www.altagas.ca
(403) 691-7534	(403) 691-7540	
dennis.dawson@altagas.ca	marilyn.pfaefflin@altagas.ca	

AltaGas News Release

(105)

ALTAGAS DELIVERS ITS 11TH CONSECUTIVE YEAR OF RECORD RESULTS FOR 2004 AND THE STRONGEST QUARTER IN ITS HISTORY.

CALGARY, Alberta, March 2, 2005: AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today released its financial results for the fourth quarter and twelve months ended December 31, 2004. AltaGas declared a distribution of $0.15 per trust unit and exchangeable unit payable on April 15, 2005 to holders of record on March 28, 2005.

"The 2004 year and fourth quarter were exceptional for AltaGas," said David Cornhill, Chairman and Chief Executive Officer. "The talented AltaGas team delivered the 11th successive year of record net income and funds from operations. The fourth quarter was the strongest quarter in our history. We continued to grow with a disciplined focus on premium assets closing the acquisitions of the businesses of PremStar Energy Canada Ltd. (PremStar) and a 48 2/3 percent interest in the Edmonton ethane extraction plant. During 2004 we also added 25 megawatts of power capacity and expanded facilities in our existing portfolio. Our asset base now exceeds $1.0 billion. Our transition to a trust was effected without any ripples. Our assets are well suited to a trust structure and our operating model has remained the same. Unitholders were rewarded with a 54 percent total return from unit price and distributions in 2004, which outpaced the TSX by 41.5 percent and the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index by 39 percent and 37 percent respectively." Mr. Cornhill added "Over the year ahead we remain committed to the disciplined execution of the strategies that have contributed to AltaGas' outstanding financial and operational performance to date, and that will drive our future success."

HIGHLIGHTS

- Record net income for 2004 was $65.8 million or $1.33 per unit, an increase of 72 percent from $38.3 million or $0.84 per unit recorded for the same period of 2003. The increase is due to the strong financial performance in the Gathering and Processing and Energy Services segments and the favorable income tax impacts associated with converting to an income trust on May 1, 2004.

- Generated the highest quarterly net income in our history at $25.8 million, an increase from $12.0 million for the same period of 2003. On a per unit basis, net income was $0.49 compared to $0.26 for the fourth quarter of 2003. The increase was driven by the Energy Services segment which benefited from higher power prices on hedged volumes and the acquisition of PremStar. The Gathering and Processing segment also contributed due to increased volumes from the acquisition of the Edmonton ethane extraction plant, higher natural gas liquids prices (NGLs) and stronger transmission performance. The income tax benefit of the trust structure also contributes to the growth in net income.

- Generated record funds from operations for the twelve months of 2004 and the fourth quarter. Funds from operations were $108.6 million for the twelve months of 2004 compared to $90.2 million for the 2003, an increase of 20 percent. For the fourth quarter of 2004, funds from operations were $33.9 million, an increase of 27 percent, compared to $26.6 million for the same period of 2003. Funds from operations for the twelve months of 2004 are after $7.8 million in costs incurred in 2004 associated with the conversion to an income trust and costs associated with major turnarounds at key field processing facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc.(ASI). This MD&A dated March 2, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust, formerly ASI, for the three and twelve month periods ended December 31, 2004 and the notes thereto and with the financial statements and MD&A contained in ASI's annual report for the year ended December 31, 2003.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this short MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of ASI voted in favor of a plan of arrangement to reorganize the business of AltaGas Services Inc. into an open-ended investment trust effective May 1, 2004. For each common share of AltaGas Services Inc., shareholders received either one unit of the Trust (Trust unit) or one Exchangeable unit of AltaGas Holding Limited Partnership No. 1 or AltaGas Holding Limited Partnership No. 2. (Trust unit and Exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held.

AltaGas General Partner Inc., through its Board of Directors, who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all the management, administrative and operating services to the Trust and its subsidiaries. At December 31, 2004 AltaGas Ltd. and its subsidiaries employed a total of 588 people.

The Trust has incurred costs and charges to implement the plan of arrangement, which are anticipated to total approximately $17.0 million. In the fourth quarter of 2004 approximately $0.3 million was charged to unitholders' capital, and $1.3 million was charged to income, resulting in total charges for 2004 of $8.6 million and $5.7 million to unitholders' capital and income respectively. The balance is expected to be charged to income in future periods.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of the Trust. The Trust targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders.

On April 29, 2004, the Trust announced it would commence monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004 to holders of trust units and holders of exchangeable units. The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

Fourth quarter distributions declared were $0.45 per unit or $23.9 million. From the date of conversion to an income trust on May 1, 2004, through to December 31, 2004, AltaGas had declared cash distributions of $61.7 million or $1.20 per unit. The following table summarizes AltaGas' dividend and distribution declaration history.[(1)]

(dollars per unit)	**2004**	2003	2002	2001
First quarter	**$ 0.11**	$ 0.08	$ 0.06	$ 0.03
Second quarter	**0.30**	0.08	0.06	0.03
Third quarter	**0.45**	0.11	0.08	0.06
Fourth quarter	**0.45**	0.11	0.08	0.06
	$ 1.31	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. Prior to December 2000 no dividends were paid. Monthly distributions to unitholders began in second quarter of 2004.

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2. DRIP participation in the fourth quarter of 2004 generated $5.7 million in new equity through the issuance of 280,897 Trust units, and $10.3 million in new equity and 521,326 Trust units on a year to date basis. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

For income tax purposes the Trust expects that approximately 75 percent of the distributions declared in 2004 will be taxed as interest with the remaining 25 percent to be classified as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their Trust units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of Trust units.

CONSOLIDATED RESULTS

Consolidated Financial Results ($ millions)	**Three months ended December 31** **2004**	2003	**Year ended December 31** **2004**	2003
Revenue	**311.8**	179.0	**859.2**	710.6
Net revenue[1]	**71.6**	61.0	**249.8**	219.9
EBITDA[1]	**40.6**	34.7	**133.4**	121.9
Net income	**25.8**	12.0	**65.8**	38.3
Net additions to capital assets	**25.8**	33.7	**101.6**	52.6
Total assets	**1,108.6**	919.3	**1,108.6**	919.3
Long-term liabilities	**323.7**	468.9	**323.7**	468.9
Cash flows				
Funds generated from operations[1]	**33.9**	26.6	**108.6**	90.2
Distributable cash[1]	**31.8**	21.0	**102.2**	79.6
Distributions/dividends[2]	**23.9**	5.0	**66.7**	17.3
($ per unit)				
EBITDA	**0.77**	0.76	**2.70**	2.68
Net income	**0.49**	0.26	**1.33**	0.84
Cash flows				
Funds generated from operations	**0.64**	0.58	**2.20**	1.98
Distributable cash	**0.60**	0.46	**2.07**	1.75
Distributions/dividends[2]	**0.45**	0.11	**1.31**	0.38
Units outstanding (millions)				
Basic	**52.9**	45.7	**49.4**	45.5
End of period	**53.2**	45.7	**53.2**	45.7

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A

(2) Distributions of $0.15 per unit paid commencing May, 2004, dividends of $0.11 per share paid in Q3, Q4 2003 and Q1 2004, dividends of $0.08 per unit paid in Q1, Q2 2003

AltaGas' net income for the twelve months and the fourth quarter of 2004 increased 72 percent and 115 percent compared to the same periods of 2003, establishing new records since AltaGas' formation. Net income for the year ended December 31, 2004 was $65.8 million or $1.33 per unit compared to $38.3 million or $0.84 per unit for the year ended December 31, 2003. Acquisitions and expansions in AltaGas' Energy Services and Gathering and Processing segments drove the improvement in operating results. In addition, reduced income tax expense in the current year associated with converting to an income trust had a significant favorable impact. One time costs related to the conversion to an income trust and costs associated with regularly scheduled major maintenance turnarounds at two of AltaGas' facilities partially offset the increases on both year over year and quarter over quarter results.

Revenue for the year ended December 31, 2004 rose 21 percent to $859.2 million compared to the same period in 2003. For the three months ended December 31, 2004, revenue increased 74 percent to $311.8 million compared to $179.0 million for the three months ended December 31, 2003. The increases in revenue are primarily due to volume increases related to the acquisitions in the gas services and extraction components. Also contributing to the increases were higher NGL prices in the extraction component and higher average prices received on hedged power volumes sold in the power component.

Net revenue increased 14 percent for full year 2004 to $249.8 million and 17 percent to $71.6 million for the fourth quarter of 2004 when compared to the same periods of 2003. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

The net revenue increases for the fourth quarter were driven by increased volumes in the extraction component from the acquisition of a $48^{2/3}$ percent interest in Edmonton ethane extraction plant (EEEP) which closed in late August 2004, very high NGL fractionation spreads at the JEEP and Empress ATCO extraction plants, volume increases in the field gathering and processing component and increased gas volumes supplied in the gas services component resulting from the acquisition of PremStar which closed in the fourth quarter of 2004. Higher spot prices received on volumes sold in the power component also contributed to the increase.

Operating and administrative expenses were 19 percent higher for the full year and 18 percent higher in the fourth quarter of 2004 compared to the same periods of 2003. Operating costs increased year over year due to the full year impact of 2003 and 2004 acquisitions as well as the completion of major maintenance turnarounds at AltaGas' Bantry and Rainbow Lake facilities in 2004 Administrative expense increased in 2004 due to payments of $3.3 million related to the conversion to an income trust, and a further non-cash charge of $2.4 million in compensation expense as a result of the vesting of all employee trust unit options on May 1, 2004. Increased staffing required to support the Trust's growth also contributed to higher administrative costs.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the year and three months ended December 31, 2004 rose nine percent to $133.4 million and 17 percent to $40.6 million respectively compared to the same periods of 2003.

Amortization expense of $41.8 million was up nine percent for the twelve months of 2004 and up 27 percent to $11.2 million for the fourth quarter of 2004 compared to the same periods in 2003. The higher charges are due mainly to increases in the capital base related to acquisitions and internal expansion projects.

Interest expense of $21.2 million for the twelve months of 2004 was four percent lower than $22.1 million for the same period in 2003 and for the fourth quarter of 2004 interest expense of $5.4 million was comparable to $5.3 million for the fourth quarter of 2003. The decrease in interest expense year over year was primarily due to lower average debt balances during the year, partially offset by higher blended average interest rates. Debt was reduced by the net proceeds of AltaGas' June 2004 Trust unit offering.

Income tax expense for 2004 was $18.6 million less than that reported for 2003 even though income before taxes was higher. This variance is driven by AltaGas' conversion to an income trust. AltaGas' consolidated income from corporations was taxable in 2003 and for the period January 1 through April 30, 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. The impact of the restructuring from a corporation to a trust contributed $15.5 million of the reduction in income tax expense on a full year basis and $9.0 million reduction for the fourth quarter of 2004 compared to the fourth quarter of 2003. Amortization expense now exceeds capital cost allowance claimed, resulting in a reversal of the future income tax liability. AltaGas' first eight months as a trust resulted in the reversal driving a credit to income tax expense of $3.1 million.

The income of AltaGas' operating entities are subject to a variety of tax rates and rate reductions currently and in the future. Consequently, there are several items which impact income tax expense and the effective tax rate from period to period. Contributing to the variance from 2003 to 2004 in the effective tax rate was a $0.7 million charge in the second quarter of 2003 to the future income tax liability to record the impact of federal rate and resource allowance adjustments. Income tax expense for 2004 was reduced by $0.7 million as a result of the application of a provincial rate reduction arising out of the March 19, 2004 Alberta government budget. The impact of recording a charge to income for compensation expense related to stock options in 2004, which has no current or future income tax implication, partially offset these rate reductions by $0.8 million.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

Funds Generated from Operations	**Three months ended December 31**		**Year ended December 31**	
($ millions)	**2004**	2003	**2004**	2003
Funds generated from operations	**33.9**	26.6	**108.6**	90.2
Add (deduct): Net change in non-cash working capital and other	**34.5**	(11.7)	**39.1**	6.3
Cash from operations (GAAP financial measure)	**68.4**	14.9	**147.7**	96.5

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Trust's non-cash working capital in the period.

EBITDA	**Three months ended December 31**		**Year ended December 31**	
($ millions)	**2004**	2003	**2004**	2003
EBITDA	**40.6**	34.7	**133.4**	121.9
Add (deduct): Amortization	**(11.2)**	(8.8)	**(41.8)**	(38.3)
Interest	**(5.4)**	(5.3)	**(21.2)**	(22.1)
Income taxes	**1.8**	(8.6)	**(4.6)**	(23.2)
Net income (GAAP financial measure)	**25.8**	12.0	**65.8**	38.3

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in understanding the ability of the organization to generate cash and its ability to cover interest payments.

Operating Income	**Three months ended December 31**		**Year ended December 31**	
($ millions)	**2004**	2003	**2004**	2003
Operating income	**29.4**	25.9	**91.6**	83.6
Add (deduct): Interest	**(5.4)**	(5.3)	**(21.2)**	(22.1)
Income taxes	**1.8**	(8.6)	**(4.6)**	(23.2)
Net income (GAAP financial measure)	**25.8**	12.0	**65.8**	38.3

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements since interest and income taxes are not allocated to business segments. Operating income is used to measure operating performance without reference to financing decisions and income tax impacts which are not controlled at the operating management level.

Distributable Cash Flow ($ millions)	Three months ended December 31 2004	2003	Year ended December 31 2004	2003
Distributable cash flow	**31.8**	21.0	**102.2**	79.6
Add (deduct): Maintenance capital expenditures	**2.1**	5.6	**6.4**	10.6
Net change in non-cash working capital	**34.5**	(11.7)	**39.1**	6.3
Cash from operations (GAAP financial measure)	**68.4**	14.9	**147.7**	96.5

The Trust's distributable cash flow is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash flow can not be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

Net Revenue ($ millions)	Three months ended December 31 2004	2003	Year ended December 31 2004	2003
Net revenue	**71.6**	61.0	**249.8**	219.9
Add cost of sales	**240.2**	118.0	**609.4**	490.7
Revenue (GAAP financial measure)	**311.8**	179.0	**859.2**	710.6

In the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects organic growth in the business. This table reconciles the revenue and net revenue amounts to illustrate the relationship between these non-GAAP and GAAP measures where used throughout this MD&A.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports consolidated financial and operating results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

Operating Income ($ millions)	Three months ended December 31 2004	2003[(1)]	Year ended December 31 2004	2003[(1)]
Gathering and Processing	**14.1**	13.4	**45.4**	42.3
Energy Services	**11.4**	8.8	**38.3**	32.6
Natural Gas Distribution	**3.9**	3.7	**7.9**	8.7
	29.4	25.9	**91.6**	83.6

(1) Restated for certain NGL operations reported in the Gathering and Processing segment previously managed and reported in Energy Services

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three months ended December 31		Year ended December 31	
($ millions)	**2004**	2003[1]	**2004**	2003[1]
Revenue	**76.2**	45.4	**218.9**	169.2
Net revenue	**47.6**	38.7	**164.9**	140.4
Operating and administrative expense	**26.7**	20.3	**93.3**	74.5
Amortization expense	**6.8**	5.0	**26.2**	23.6
Operating income	**14.1**	13.4	**45.4**	42.3

(1) Restated for certain NGL operations in the Gathering and Processing segment previously managed and reported in Energy Services now being reported in Gathering and Processing

	Three months ended December 31		Year ended December 31	
Operating Statistics	**2004**	2003	**2004**	2003
Field gathering and processing				
Capacity (Mmcf/d)[1]	**913**	861	**913**	861
Throughput (gross Mmcf/d)[2]	**558**	523	**558**	523
Throughput (gross average annual Mmcf/d)[3]			**560**	520
Capacity utilization (percent)[1]	**61**	61	**61**	61
Average working interest (percent)[1]	**90**	90	**90**	90
Extraction				
Inlet capacity (Mmcf/d)[1]	**539**	349	**539**	349
Production (Bbls/d)[3]	**21,244**	9,159	**13,436**	7,575
Transmission volumes (Mmcf/d)[2][4]	**432**	403	**432**	403

(1) As at December 31
(2) Fourth quarter average
(3) Average for the period
(4) Excludes condensate pipeline volumes

The Gathering and Processing segment generated revenue of $218.9 million for the year and $76.2 million for the three months ended December 31, 2004, increases of 29 percent and 68 percent respectively compared to the same periods in 2003. Net revenue, increased to $164.9 million, an increase of 17 percent for the year ended December 31, 2004 and to $47.6 million for the fourth quarter of 2004 up 23 percent compared to the same period of 2003.

Growth in operating income in this segment for 2004 compared to 2003 was due to higher volumes processed at extraction facilities, processing fee increases and higher throughput volumes at field gathering and processing facilities achieved through acquisitions, internal expansions and producer drilling activity. Favorable extraction fractionation spreads throughout 2004 compared to 2003 also contributed to the improved results.

Net revenue in the field gathering and processing component increased 13 percent over 2003 to $115.5 million. Increased producer volumes due to a 32 percent increase over full year 2003 in well tie-ins to AltaGas facilities along with facility expansions and a full year's operations at AltaGas' Rainbow Lake facility contributed to net revenue increases.

Average field gathering and processing capacity and throughput volumes increased by six percent and seven percent respectively to 913 Mmcf/d and 558 Mmcf/d in the fourth quarter of 2004 compared to the fourth quarter of 2003.

Capacity increased due to the acquisition of the 43 Mmcf/d Mica Pouce Coupe gas plant and gathering system in the first quarter 2004 and the seven Mmcf/d expansion of the Kirkpatrick lake facility in December 2004. Strong producer drilling and tie-in activity generated the need to expand throughput capability at AltaGas' Marten Creek and Windfall facilities with the addition of booster compression during 2004. Throughput volumes were higher in 2004 due to the combined impact of the late 2003 Rainbow Lake plant acquisition, well tie-ins and plant expansions which more than offset the impact of normal natural gas production declines and maintenance turnarounds. Drilling activity in the Western Canadian Sedimentary Basin continued to be strong during the fourth quarter of 2004, resulting in 93 wells tied-in to AltaGas' field gathering and processing facilities compared with 97 well tie-ins during the same period in 2003. During 2004, AltaGas invested approximately $16.4 million on internal expansion projects in the field gathering and processing component. These projects are supported by producer commitments designed to control AltaGas' financial exposure to throughput declines. The fees generated by these projects and the renegotiation of existing processing contracts have increased the average fee earned per unit processed when comparing 2004 to 2003.

Field gathering and processing capacity utilization was 61 percent. Capacity utilization is negatively affected by the low cost acquisition of Mica Pouce Coupe where AltaGas acquired 43 Mmcf/d of capacity with minimal throughput to date. AltaGas expects to increase Mica Pouce Coupe capacity utilization through application of engineering optimization. Without the dampening effect of Mica Pouce Coupe, AltaGas' utilization rate would be 64 percent. Similarily, 2003 utilization numbers were low due to the late December acquisition of Rainbow Lake which added capacity but little associated throughput in the fourth quarter. In 2003 AltaGas' utilization without Rainbow Lake was 63 percent.

In the extraction component higher volumes processed and the favourable NGL pricing environment resulted in growth in net revenue of 129 percent to $8.3 million during the fourth quarter of 2004 compared to the fourth quarter of 2003. Average NGL volumes processed for the fourth quarter of 2004 more than doubled reaching 21,244 Bbls/d compared to 9,159 Bbls/d for the same period in 2003. On full year basis average NGL volumes processed increased to 13,436 Bbls/d compared to 7,575 Bbls/d in 2003. Volume increases for the year and fourth quarter were primarily due to the late August 2004 closing of its interest in EEEP. The plant has a gross licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The acquisition increased AltaGas' total net licensed inlet extraction capacity to 539 Mmcf/d. AltaGas' share of plant products are sold under long-term contracts and feedstock supply is provided by a long-term gas supply contract to EEEP. Production at the Empress Encana facility and the Joffre ethane extraction plant were also higher during the year.

Transmission volumes increased during the full year and three months ended December 31, 2004 compared to the full year and three months ended December 31, 2003 primarily due to well tie-ins and increased EnCana Corporation volumes on the Suffield system.

Operating and administrative expenses in the Gathering and Processing segment increased 25 percent to $93.3 million in 2004 and 32 percent to $26.7 million for the fourth quarter of 2004 compared to the same periods of 2003. The increases were primarily due to operating costs associated with the 2004 EEEP acquisition and acquisitions and expansions in the field gathering and processing component. Turnarounds at two major facilities in the current year and higher administrative costs as a result of growth in the business also contributed to the increase.

Amortization expense for the Gathering and Processing segment was higher for the year ended and three months ended December 31, 2004 compared to the same periods of 2003 primarily due to the Rainbow Lake and EEEP acquisitions and the capital invested in gathering and processing facility expansions.

ENERGY SERVICES

The Energy Services segment is comprised of the power services and gas services components. In this segment, the Trust also reports the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results ($ millions)	**Three months ended December 31**		**Year ended December 31**	
	2004	2003	**2004**	2003
Revenue	**248.3**	125.2	**630.4**	510.8
Net revenue[1]	**18.9**	13.1	**59.9**	49.3
Operating income[2]	**11.4**	8.8	**38.3**	32.6

[1] *Gross revenue less cost of sales*
[2] Gross revenue less costs of sales less operating and administrative expense and amortization

Operating Statistics	**Three months ended December 31**		**Year ended December 31**	
	2004	2003	**2004**	2003
Power services				
Volume of power sold (thousands of MWh)	**879**	873	**3,481**	3,266
Average price received on the sale of power ($/MWh)[1]	**50.17**	47.10	**48.77**	47.56
Alberta Power Pool average spot price ($/MWh)[1]	**54.95**	54.78	**54.54**	62.98

[1] Average for the period

AltaGas has provided energy services since 1994. This low risk, fee for service business component was significantly expanded. The Trust completed two acquisitions in the Energy Services segment. On September 1, 2004 AltaGas entered into a ten year capital lease with Maxim Energy Group Ltd. for 25 megawatts of capacity generated by four gas fired peaking plants located in southern Alberta. The capital lease requires AltaGas to pay monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains all of the ancillary service and peaking sales revenues. On October 6, 2004 when AltaGas acquired substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc (collectively PremStar). The purchase price of $20.5 million, before acquisition costs, was paid primarily by way of the issuance of 993,789 Trust units. PremStar is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers across Canada. On a fee for service basis, PremStar provides energy supply, arranges for transportation services, and supports customers with valuable market information.

Revenue in the Energy Services segment increased 98 percent to $248.3 million in the fourth quarter of 2004 and 23 percent to $630.4 million for the full year 2004 when compared to the same periods of 2003. On a quarter over quarter basis key drivers for the increases were higher prices on hedged power volumes sold and the PremStar business acquired at the beginning of the quarter. On a year over year basis, volumes in the power component were higher primarily as a result of a full year of power sales from the Genesee energy contract which was entered into April 1, 2003.

The power services component generated net revenue of $47.9 million for the full year of 2004 compared to $41.0 million for 2003 and $13.2 million for the fourth quarter of 2004 compared to $11.2 for the same period in 2003. The drivers, similar to those for revenue, were higher prices on hedged volumes in the power component on a quarter over quarter basis and higher volumes sold on a year over year basis.

AltaGas manages its acquired power capacity to provide stable, predictable earnings and cash flows over time and does not engage in the speculative trading of power. AltaGas reduces its exposure to floating power prices by supplying its own operating electrical demand requirements and by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk. The average price AltaGas received from power sales in the fourth quarter of 2004 was $50.17 per MWh compared to $47.10 per MWh in the fourth quarter of 2003 and $48.77 per MWh for the twelve months of 2004 compared to $47.56 per MWh for the same period in 2003. Average Alberta Power Pool spot prices were $54.95 per MWh and $54.78 per MWh in the fourth quarters of 2004 and 2003 respectively, and $54.54 per MWh and $62.98 per MWh in the twelve months of 2004 and 2003 respectively.

The gas services component contributed net revenue of $5.3 million for the full year 2004 compared to $0.7 million in 2003 and $4.0 million for the fourth quarter compared to $0.4 million in 2003. The significant increase in the fourth quarter resulted from the addition of PremStar. The PremStar energy supply and agency business is a people based business and carries a relatively high proportion of administrative expense which tempers its net revenue's impact on operating income. The increase in amortization expense in the segment for 2004 compared to 2003 is due to amortization of the PremStar contracts and relationships purchased.

Net additions to capital assets in the Energy Services segment were $15.1 million during 2004 compared to $2.5 million during 2003. The growth in capital assets relates mainly to the addition of the peaking plant capital lease.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited.

Financial Results	**Three months ended December 31**		**Year ended December 31**	
($ millions)	**2004**	2003	**2004**	2003
Revenue	**41.9**	34.7	**124.6**	129.4
Net revenue[(1)]	**9.7**	9.3	**30.7**	30.6
Operating income[(2)]	**3.9**	3.7	**7.9**	8.7

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating administrative expense and amortization

Operating Statistics[(1)]	**Three months ended December 31**		**Year ended December 31**	
	2004	2003	**2004**	2003
Volume of natural gas distributed				
Sales (Bcf)	**4.5**	4.5	**13.6**	13.8
Transportation (Bcf)	**2.8**	3.0	**11.0**	9.7
Degree day variance (percent)[(2)]	**(4.4)**	3.4	**2.6**	6.9
Number of customers[(3)]	**60,430**	59,543	**60,430**	59,543

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At December 31

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters results that show either small profits or losses.

For the full year 2004, net revenue in AltaGas' Natural Gas Distribution segment was $30.7 million compared to $30.6 million for the same period in 2003. AUI generates the majority of net revenue for the segment. AUI's net revenue is unaffected by changes in the cost of gas as the actual cost is permitted, subject to approval by the Alberta Energy and Utilities Board (AEUB), to be passed through to supply customers. Net revenue growth from an increase in customers for the twelve months of 2004 was largely offset by the impact of the completion of negotiations on AUI's 2003 and 2004 general rate application. Lower than anticipated allowed rates of return on rate base and interest and operating expenses for 2003 resulted in a charge to net income of $0.5 million in 2004 related to previously recorded 2003 results.

In the fourth quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $9.7 million compared to $9.3 million for the same period in 2003. Increases from growth in the customer base were partially offset by weather in the AUI operating area for the fourth quarter 2004, as measured by heating degree days, that was 7.8 percent warmer than the fourth quarter of 2003,.

Higher operating and administrative expenses in this segment in 2004 were due to increases in the cost of insurance, pension costs and routine operating and maintenance activities.

In July 2004, the AEUB issued its Generic Cost of Capital decision confirming for AUI a capital structure at 41 percent equity and 59 percent debt and establishing the 2004 rate of return on common equity at 9.6 percent. In August 2004, the AEUB confirmed the AUI revenue requirements negotiated for 2003 and 2004. AUI filed an application to allocate costs of service to rate classes and the hearing on resulting rate design concluded on January 14, 2005. A decision is expected early in the second quarter of 2005. AUI filed a General Rate Application for 2005 and 2006 in the fourth quarter of 2004, and expects a hearing in mid 2005.

Heritage received approval of a final Schedule of Rates, Tolls and Charges by the Nova Scotia Utility and Review Board in June of 2004. This decision approved the requested 13.25 percent return on equity, a 45 percent equity and 55 percent debt capital structure, an 8.75 percent cost of debt, the capital expenditure and revenue requirements, and resultant tariff to 2008.

Heritage activated its Nova Scotia natural gas distribution system in late December 2003 and is in the initial stages of its planned growth. During 2004 Heritage had installed services to 180 customers and had activated service to approximately 140 customers increasing its rate base to $14.7 million. Heritage is focused on building momentum behind a consumer movement to switch heating fuel sources in Nova Scotia's market place. The company has achieved the 150 customer commitments which meet the economic feasibility and revenue requirement tests for expansion of natural gas service to the town of Amherst and expects that natural gas service will be available to Amherst in the fourth quarter of 2005.

Net additions to capital assets in the Natural Gas Distribution segment were $9.6 million during the year ended December 31, 2004 compared to $16.8 million for the same period in 2003. Included in 2003 net capital additions is an amount of $10.2 million related to the retirement of AUI's prior years' capital contributions in aid of construction. There is an equal and offsetting amount charged to accumulated amortization.

SUMMARY OF EIGHT MOST RECENT QUARTERS

($ millions)	**Q4 04**	Q3 04	Q2 04	Q1 04	Q4 03	Q3 03[(1)]	Q2 03[(1)]	Q1 03[(1)]
Net revenue	**71.6**	61.5	59.5	57.2	61.0	53.3	51.2	54.4
Net income	**25.8**	17.1	11.9	11.0	12.0	9.3	6.8	10.2
($ per unit)								
Earnings								
Basic	**0.49**	0.33	0.25	0.24	0.26	0.20	0.15	0.23
Diluted	**0.48**	0.33	0.25	0.24	0.26	0.20	0.15	0.22
Dividends/distributions[(2)]	**0.45**	0.45	0.30	0.11	0.11	0.11	0.08	0.08

(1) Restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) The Trust pays a monthly distribution of $0.15 per unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid dividends quarterly

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment and seasonality in the business. The first and last quarters each year are the Trust's most profitable on the basis of the contribution from the Natural Gas Distribution segment which reports higher earnings in colder periods than in warmer periods.

Net income of $10.2 million in the first quarter of 2003 set a new high for AltaGas for that period in a year. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of this performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity with a record 85 wells tied-in during the first quarter. Final commissioning of the Joffre ethane extraction plant provided volume increases in the extraction component and volumes in the transmission component were higher due to the 2002 Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs, partially offset the gains made in the other segments. On April 1, 2003 AltaGas commenced selling power from the Genesee energy contract which provides for 100 megawatts of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter in 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received for power and by the increased volumes sold under the newly acquired Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the fourth quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002. Higher NGL fractionation spreads at the Empress ATCO extraction plant contributed to the increase. In addition, power prices improved over the same quarter in the prior year. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to announced changes in federal large corporations tax legislation, was still the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions, incremental power volumes sold from the Genesee energy contract and to the completion of modifications to increase AltaGas' share of ethane production by 1400 Bbls/d at the EnCana-operated Empress extraction plant late in the quarter of 2003.

First quarter 2004 produced record net income of $11.0 million for that period in a year based on increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

The second quarter of 2004 saw AltaGas convert from a corporate structure to an income trust. Very strong operational performance in the second quarter of 2004 was driven by volume increases in the Gathering and Processing segment from acquisitions and expansions and from higher power volumes sold. Net income of $11.9 million and income per unit of $0.25 both improved substantially compared to the same quarter of the prior year. During the quarter the Trust made its first public offering of units as an income trust and raised $88.5 million with net proceeds used to reduce the Trust's debt. This quarter also saw AltaGas commence monthly distributions to unitholders of $0.15 per unit.

The third quarter of 2004 was the first full quarter as an income trust. The Trust generated record funds from operations of $28.6 million and increased net income to $17.1 million or $0.33 per unit. Highlights for the quarter included the closing of EEEP, high NGLs fractionation spreads and the acquisition of the Alberta power peaking capacity.

Fourth quarter 2004 results are discussed in detail in an earlier section of this MD&A.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, AltaGas prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. AltaGas' hedging relationships are effective and appropriately designated and documented and therefore gains and losses relating to hedges are deferred and recognized in the same period and financial statement category as the hedged transaction.

Effective the first quarter of 2004, AltaGas' changed its accounting policy for stock-based compensation, now recognizing the compensation expense related to stock options in the financial statements according to the fair-value method. Prior to the change in policy, the Trust did not record compensation expense but disclosed the impact of the accounting for stock options under the fair-value method on a pro-forma basis. Under the provisions set out by the CICA, AltaGas has adopted the change retroactively. The impact was to reduce retained earnings at January 1, 2004 by $0.3 million, and to reduce first quarter 2004 earnings by $0.1 million which amounts were based on the vesting status and exercise assumptions in existence at the end of the first quarter 2004. Subsequent to the conversion of AltaGas Services Inc. to an income trust all unvested options became fully vested.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these critical accounting estimates, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power services component. Alberta Power Pool daily average spot prices ranged from $7.13 per MWh to $165.47 per

MWh in the fourth quarter of 2004. Through the use of financial hedges on a portion of its 2004 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At December 31, 2004 the Trust had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $239.2 million total drawn bank debt. Including AltaGas' medium term notes, the rate has been fixed on 85 percent of AltaGas' total debt, including capital leases. The amount of fixed rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During 2004, AltaGas acquired $130.2 million in capital assets, energy services arrangements, contracts and relationships and long term investments compared to $70.8 million in the previous year.

Growth capital accounted for $119.0 million of 2004 investment, and included gathering and processing facility acquisitions and expansions, investments in limited partnership units of Taylor, the acquisition of PremStar and the Alberta peaking plants capital lease. Maintenance capital projects amounting to $6.4 million in 2004 and $10.6 million in 2003 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments. Also spent in 2004 was $4.8 million (2003 - $4.3 million) on administrative capital including computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

Invested capital by segment

For the three months ended December 31, 2004	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Total**
Net additions:				
Capital assets	**$ 22.7**	**$ 0.2**	**$ 2.9**	**$ 25.8**
Energy services arrangements, contracts and relationships	**-**	**18.4**	**-**	**18.4**
	$ 22.7	**$ 18.6**	**$ 2.9**	**$ 44.2**

For the three months ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 21.8	$ 1.0	$ 11.0	$ 33.8
Long-term investments and other assets	8.6	-	-	8.6
	$ 30.4	$ 1.0	$ 11.0	$ 42.4

For the year ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 76.9	$ 15.1	$ 9.6	$ 101.6
Energy services arrangements, contracts and relationships	-	18.4	-	18.4
Long-term investments and other assets	9.4	-	0.8	10.2
	$ 86.3	$ 33.5	$ 10.4	$ 130.2

For the year ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 33.3	$ 2.5	$ 16.8	$ 52.6
Long-term investments and other assets	18.2	-	-	18.2
	$ 51.5	$ 2.5	$ 16.8	$ 70.8

AltaGas categorizes its invested capital into maintenance, growth and administrative. The breakdown for 2004 and 2003 periods are:

Invested capital by activity

For the three months ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.5	$ 0.2	$ 0.4	$ 2.1
Growth	19.9	18.4	2.0	40.3
Administrative	1.3	-	0.5	1.8
	$ 22.7	$ 18.6	$ 2.9	$ 44.2

For the three months ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 4.2	$ 0.8	$ 0.6	$ 5.6
Growth	26.2	-	-	26.2
Administrative	-	0.2	0.2	0.4
Regulatory adjustment	-	-	10.2	10.2
	$ 30.4	$ 1.0	$ 11.0	$ 42.4

For the year ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	**$ 3.4**	**$ 0.2**	**$ 2.8**	**$ 6.4**
Growth	**79.5**	**33.0**	**6.5**	**119.0**
Administrative	**3.4**	**0.3**	**1.1**	**4.8**
	$ 86.3	**$ 33.5**	**$ 10.4**	**$ 130.2**

For the year ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 6.3	$ 1.9	$ 2.4	$ 10.6
Growth	44.4	-	3.3	45.7
Administrative	2.8	0.6	0.9	4.3
Regulatory adjustment	-	-	10.2	10.2
	$ 51.5	$ 2.5	$ 16.8	$ 70.8

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations for the year ended December 31, 2004 increased to $108.6 million from $90.2 million for the year ended December 31, 2003.

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2005. A description of the Trust's credit facilities can be found in Notes 7 and 8 to the consolidated financial statements included in ASI's 2003 Annual Report.

On June 10, 2004 the Trust closed a public offering of 4,730,000 Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million was approximately $83.8 million. The net proceeds were used to reduce bank indebtedness and for general corporate purposes including AltaGas' ongoing capital program, the acquisition of EEEP and funding future acquisitions.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. At December 31, 2004 AltaGas had total debt outstanding of $359.5 million compared to $396.9 million at December 31, 2003. AltaGas Operating Partnership had $100.0 million in medium term notes outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, banker's acceptances and letters of credit though bank lines of approximately $425.0 million. At December 31, 2004 AltaGas Holding Limited Partnership No.1 had drawn bank debt of $239.2 million and letters of credit outstanding of $28.7 million. These two entities fund all operating subsidiaries. As an income trust, the Trust targets a debt to total capitalization ratio between 45 percent and 50 percent. The Trust's debt to total capitalization ratio as at December 31, 2004 decreased to 43 percent from 52 percent at December 31, 2003.

AltaGas had a working capital deficiency of $106.5 million at December 31, 2004 compared to working capital surplus of $9.1 million at December 31, 2003. The primary driver for this change in working capital is related to the classification of AltaGas' $100 million MTN balance to current portion of long term debt.

Following AltaGas' announcement in March 2004 of its then proposed conversion to a trust Standard & Poor's (S&P) confirmed the rating on AltaGas' long term corporate credit at BBB- with a negative outlook and the rating on the senior unsecured debt at BBB-. The Dominion Bond Rating Service (DBRS) confirmed the rating of AltaGas Income Trust at BBB (low) with a stable trend and applied the same rating to AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership. The Trust has a stability rating of SR-3 (stable outlook) from S&P and STA-3 (mid) from DBRS.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for trust units and eligible securityholders also received Exchangeable units that are exchangeable into Trust units on a one for one basis. The Exchangeable units are not listed for trading on an exchange.

As of January 31, 2005 the Trust had 51.2 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of $1.2 billion based on a closing trading price on January 31, 2005 of $23.36 per trust unit. There are 0.2 million options exercisable under the terms of the unit option agreement brought forward in the reorganization. All options currently issued under this plan have vested effective May 1, 2004.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 megawatts of gas fired power peaking capacity in Alberta. AltaGas retains 100 percent of the ancillary service and peaking sales revenues. The contract has a 10 year term which commenced September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or purchase the assets. The cost of the lease to AltaGas is $13.8 million which has been paid for with a cash prepayment of $0.8 million and a charge recorded to long term debt of $13.0 million, of which $1.0 million is due over the next twelve months.

There have been no other material changes to AltaGas' contractual obligations, since December 31, 2003. For further information on these contractual obligations, refer to the MD&A in ASI's 2003 Annual Report.

RELATED PARTIES

On each of October 17, 2003 and August 19, 2004 the Trust purchased 1.6 million units of Taylor NGL Limited Partnership (Taylor) from Taylor's treasury. AltaGas paid $8.7 million and $10.6 million respectively for the investments.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc. which is owned by an employee. Payments of $21 thousand were made in 2004. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

OUTLOOK

The outlook for the Gathering and Processing segment for 2005 is positive as a result of the late August 2004 acquisition of EEEP and due to the expectation that drilling activity in the majority of AltaGas' operating areas is

expected to remain strong given the favorable commodity pricing environment. In the Energy Services segment, spot power prices are anticipated to weaken however prices on hedges volumes are improved from 2004 levels. The full year impact of the addition of the 25 MW of power peaking capacity and the fourth quarter 2004 close of the PremStar acquisition in the gas services component are expected to contribute additional volumes in the power services and the gas services components.

SUBSEQUENT EVENTS

On February 7, 2005 the Trust sold 1.4 million units of its investment in Taylor for net proceeds of $12.8 million realizing a pre-tax gain of approximately $5.0 million. The sale reduces AltaGas' ownership in Taylor to 4.0 million units or 14.0 percent.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force which provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

ALTAGAS INCOME TRUST
CONSOLIDATED BALANCE SHEETS

($ thousands)

	December 31, 2004 (unaudited)	December 31 2003
ASSETS		
Current assets		
Cash and cash equivalents	**$ 2,669**	$ -
Customer deposits	**26,550**	-
Accounts receivable	**160,507**	88,463
Inventory	**250**	1,879
Other	**4,845**	5,806
	194,821	96,148
Capital assets	**746,729**	677,911
Energy services arrangements, contracts and relationships	**113,102**	101,035
Goodwill	**18,860**	18,860
Future income taxes	**208**	208
Long-term investments and other assets	**34,876**	25,098
	$1,108,596	$ 919,260
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 144,594**	$ 74,726
Distributions payable to unitholders	**7,979**	-
Short-term debt	**7,016**	4,493
Current portion of long-term debt	**101,001**	-
Customer deposits	**26,550**	-
Other	**14,193**	7,857
	301,333	87,076
Long-term debt	**251,462**	392,358
Asset retirement obligations	**16,122**	13,962
Future income taxes	**56,164**	62,537
	323,748	468,857
Unitholders' equity (notes 5 and 6)	**483,515**	363,327
	$1,108,596	$ 919,260

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(unaudited)

($ thousands except per unit amounts)

	Three months ended December 31		Year ended December 31	
	2004	2003	**2004**	2003
REVENUE				
Operating	**$ 311,179**	$ 178,818	**$ 857,419**	$ 709,766
Other	**580**	240	**1,800**	838
	311,759	179,058	**859,219**	710,604
EXPENSES				
Cost of sales	**240,204**	118,062	**609,449**	490,747
Operating and administrative	**30,964**	26,138	**116,393**	97,991
Amortization	**11,251**	8,917	**41,826**	38,312
	282,419	153,117	**767,668**	627,050
Operating income	**29,340**	25,941	**91,551**	83,554
Interest expense				
Short-term debt	**297**	27	**563**	1,406
Long-term debt	**5,051**	5,324	**20,576**	20,666
Income before income taxes	**23,992**	20,590	**70,412**	61,482
Income taxes	**(1,782)**	8,562	**4,611**	23,159
Net income	**25,774**	12,028	**65,801**	38,323
Accumulated earnings, beginning of period	**171,045**	119,322	**131,350**	93,027
Adjustment for change in accounting policy (note 3)	**-**	-	**(332)**	-
Accumulated earnings, end of period	**$ 196,819**	$ 131,350	**$ 196,819**	$ 131,350
Net income per unit (note 6)				
Basic	**$ 0.49**	$ 0.26	**$ 1.33**	$ 0.84
Diluted	**$ 0.48**	$ 0.26	**$ 1.31**	$ 0.84

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

($ thousands)

	Three months ended December 31		Year ended December 31	
	2004	2003	**2004**	2003
Cash from operations				
Net income	$ **25,774**	$ 12,028	$ **65,801**	$ 38,323
Items not involving cash:				
Amortization	**11,251**	8,917	**41,826**	38,312
Accretion of asset retirement obligations	**224**	134	**1,094**	920
Stock option compensation (note 3)	**-**	-	**2,490**	-
Future income taxes (recovery)	**(3,681)**	5,709	**(3,104)**	12,572
Loss (gain) on sale of assets and investments	**-**	(295)	**53**	(371)
Equity income	**(561)**	(227)	**(1,930)**	(719)
Distributions from equity investments	**808**	416	**1,976**	903
Other	**113**	(126)	**378**	236
Funds generated from operations	**33,928**	26,556	**108,584**	90,176
Decrease in deferred revenue and other	**-**	(336)	**-**	-
Net change in non-cash working capital	**34,473**	(11,370)	**39,122**	6,292
	68,401	14,850	**147,706**	96,468
Investing activities				
Increase in customer deposits	**(26,550)**	-	**(26,550)**	-
Acquisition of capital assets	**(27,348)**	(23,749)	**(94,786)**	(44,245)
Disposition of capital assets	**157**	684	**157**	1,370
Acquisition of energy services arrangements and contracts	**(12)**	(25)	**(12)**	(25)
Repayment of loan from related party (note 7)	**-**	29,000	**-**	-
Acquisition of long-term investments and other assets	**(844)**	(6,923)	**(13,693)**	(18,612)
Disposition of long-term investments and other assets	**-**	(179)	**3,444**	1,331
	(54,597)	(1,192)	**(131,440)**	(60,181)
Financing activities				
Increase (decrease) in operating loans and long-term debt	**4,103**	(9,140)	**(51,479)**	(22,647)
Dividends	**-**	(5,027)	**(5,051)**	(17,292)
Distributions to unitholders	**(23,650)**	-	**(53,672)**	-
Costs of issuing units on conversion (note 6)	**(272)**	-	**(8,620)**	-
Net proceeds from issuance of units and common shares (note 6)	**8,458**	509	**105,225**	3,652
	(11,361)	(13,658)	**(13,597)**	(36,287)
Change in cash and cash equivalents	**2,443**	-	**2,669**	-
Cash and cash equivalents, beginning of period	**226**	-	**-**	-
Cash and cash equivalents, end of period	$ **2,669**	$ -	$ **2,669**	$ -

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in thousands of dollars)

1. STRUCTURE OF ALTAGAS INCOME TRUST

The Trust is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of Trust units or Exchangeable units on a one for one basis. These unaudited interim consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures are those of ASI while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to December 31, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in ASI's annual consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 3. These interim consolidated financial statements for the quarter ending December 31, 2004 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in ASI's 2003 Annual Report.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Trust adopted the new Canadian Institute of Chartered Accountants standard for accounting for stock-based compensation (Section 3870), which requires the use of the fair value method to account for stock or unit options. Based on the Black-Scholes option valuation model, stock or unit options are valued at the date of the grant and recognized as compensation expense over the vesting period. This change in accounting policy resulted in a reduction of opening retained earnings for 2004 of $0.3 million and an increase to equity contributed surplus.

Stock option compensation expense charged for the year ended December 31, 2004 is $2.5 million with an increase in contributed surplus. No compensation expense is recorded for stock options issued prior to January 1, 2002.

Prior to January 1, 2004 AltaGas accounted for stock based compensation using the intrinsic value method of accounting, whereby no compensation expense was recognized for stock options granted to employees or directors unless the market value of the stock exceeded the option's exercise price at the date of grant. Consideration paid by employees or directors on the exercise of stock options was credited to unit capital. Options were issued at current market value, consequently no compensation was recorded.

4. ACQUISITIONS

On October 6, 2004 AltaGas acquired substantially all of the assets and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for $21.9 million including acquisition costs. Consideration paid was $1.5 million cash and Trust units with an ascribed value of $19.0 million. The acquisition was accounted for using the purchase method, whereby assets acquired are recorded at fair value and the results are included in these consolidated financial statements from the date of acquisition. The final allocation of the purchase price has not been finalized and may be subject to adjustments.

Net assets acquired	
Working capital	$ 2,568
Capital assets	905
Energy service arrangements and contracts	1,839
Energy service relationships	16,548
	21,860
Net acquisition costs	(1,341)
	$ 20,519

5. UNITHOLDERS' EQUITY

	December 31 2004	December 31 2003
Unitholders'/shareholders' capital (note 6)	**$ 386,638**	$ 268,040
Contributed surplus (note 3)	**2,823**	-
Accumulated earnings	**196,819**	131,350
Accumulated dividends	**(41,114)**	(36,063)
Accumulated unitholders' distributions	**(61,651)**	-
	$ 483,515	$ 363,327

For the year ended December 31, 2004 $5.1 million (2003 - $17.3 million) of dividends and $53.7 million (2003 - nil) of distributions were paid by the Trust.

6. UNITHOLDERS' CAPITAL

Authorized December 31, 2003

- an unlimited number of common shares without nominal or par value
- an unlimited number of preferred shares without nominal or par value

Authorized December 31, 2004

- an unlimited number of trust units redeemable for cash at the option of the holder
- an unlimited number of AltaGas Holding Limited Partnership No. 1 (LP1) class B limited partnership units (Exchangeable units) which are exchangeable into trust units on a one for one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of LP1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or unitholder
- an unlimited number of AltaGas Holding Limited Partnership No. 2 (LP2) class B limited partnership units (Exchangeable units) which are exchangeable into trust units on a one for one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of LP2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or unitholder

Common shares issued and outstanding:	Number of shares	Amount
December 31, 2002	36,237,092	$ 175,326
Issued for cash on exercise of options	471,752	3,652
Issued for compensation	8,000	98
December 31, 2003	**36,716,844**	**179,076**
Common shares issued for cash on exercise of options	**209,449**	**1,752**
Common shares issued for compensation	**2,000**	**39**
Common shares issued on conversion of preferred shares	**9,000,000**	**88,964**
Common shares repurchased and cancelled on trust conversion	**(45,928,293)**	**(269,831)**
December 31, 2004	**-**	**-**
Preferred shares issued and outstanding:		
December 31, 2002	9,000,000	88,964
December 31, 2003	**9,000,000**	**88,964**
Converted to common shares	**(9,000,000)**	**(88,964)**
December 31, 2004	**-**	**-**
Trust units issued and outstanding:		
December 31, 2003	**-**	**-**
Units issued on conversion (net of $5.6 million of after tax conversion costs)	**33,668,068**	**194,073**
Units issued on public unit offering (net of $4.7 million of issuance costs)	**4,730,000**	**83,760**
Units issued on purchase of assets	**993,789**	**18,961**
Units issued for cash on exercise of options	**1,022,127**	**9,638**
Units issued under distribution reinvestment program	**521,326**	**10,038**
Units issued for exchangeable units	**8,889,931**	**50,879**
December 31, 2004	**49,825,241**	**367,349**
Exchangeable units issued and outstanding:		
December 31, 2003	**-**	**-**
Issued by LP1 (net of conversion costs)	**3,394,216**	**19,426**
Issued by LP2 (net of conversion costs)	**8,866,009**	**50,742**
LP1 units redeemed for Trust units	**(23,922)**	**(137)**
LP2 units redeemed for Trust units	**(8,866,009)**	**(50,742)**
December 31, 2004	**3,370,294**	**19,289**
Issued and outstanding December 31, 2004	**53,195,535**	**$ 386,638**

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At December 31, 2004 3,800,000 units were reserved for issuance under the plan. To December 31, 2004 options granted under the plan generally had a term of ten years to expiry and vested no longer than over a four year period. On May 1, 2004 subsequent to the establishment of the Trust all options granted were vested. There have been no options granted since May 1, 2004.

At December 31, 2004 outstanding options are exercisable at various dates to the year 2014 (2003 – 2013). Options outstanding under the plan have a weighted average exercise price of $9.02 (2003 - $8.74) and a weighted average remaining term of 7.44 years (2003 – 7.21 years). As at December 31, 2004 the unexpensed fair value of unit option compensation cost associated with future periods was nil (2003 - $2.3 million).

Expiry date	Number of options	Exercise price
2009	10,900	$7.00
2010	8,000	$5.20
2011	146,075	$6.09 - $7.25
2012	92,250	$6.50 - $9.75
2013	61,386	$9.48 - $15.05
2014	30,800	$15.14 - $15.87
	349,411	

	2004			2003		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Stock options outstanding, beginning of year	**1,506,362**	**$**	**8.74**	1,670,676	$	7.66
Granted	**107,000**		**15.07**	400,638		11.76
Exercised	**(1,231,576)**		**9.25**	(471,752)		7.74
Cancelled	**(32,375)**		**7.24**	(93,200)		7.47
Unit options outstanding, end of year	**349,411**	**$**	**9.02**	1,506,362		8.74
Exercisable at end of year	**349,411**	**$**	**9.02**	622,974	$	7.75

The basic number of units outstanding for the year ended December 31, 2004 was 49.4 million (December 31, 2003 – 45.5 million ASI shares) and the diluted number of units outstanding for the year ended December 31, 2004 was 50.2 million (December 31, 2003 – 45.9 million ASI shares).

7. RELATED PARTY TRANSACTIONS

On September 4, 2003, the Trust loaned $29.0 million to Taylor NGL Limited Partnership (Taylor). The loan was interest bearing at prime plus one percent and was repaid on October 17, 2003. Interest earned by AltaGas on the loan was $0.2 million with fees of $0.4 million. On each of the October 17, 2003 and August 19, 2004 the Trust purchased 1.6 million units of Taylor from Taylor's treasury. AltaGas paid $8.7 million and $10.6 million for the respective investments.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc. which is owned by an employee. Payments of $21 thousand were made in 2004. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

8. SEGMENTED INFORMATION

AltaGas is a midstream energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The Trust has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end-users and related services.

For the three months ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 76,119	$ 248,294	$ 41,988	$ (54,642)	$ 311,759
Cost of sales	(28,522)	(229,356)	(32,340)	50,014	(240,204)
Operating and administrative expenses	(26,687)	(4,725)	(4,180)	4,628	(30,964)
Amortization	(6,848)	(2,857)	(1,546)	-	(11,251)
Operating income	$ 14,062	$ 11,356	$ 3,922	$ -	$ 29,340
Net additions:					
Capital assets	$ 22,672	$ 210	$ 2,941	$ -	$ 25,823
Energy Services arrangements, contracts and relationships	$ -	$ 18,398	$ -	$ -	$ 18,398
Long-term investments and other assets	$ 7	$ -	$ -	$ -	$ 7
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 784,837	$ 165,998	$ 157,761	$ -	$ 1,108,596

For the three months ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 45,456	$ 125,176	$ 34,744	$ (26,318)	$ 179,058
Cost of sales	(6,701)	(112,148)	(25,431)	26,218	(118,062)
Operating and administrative expenses	(20,227)	(1,998)	(4,013)	100	(26,138)
Amortization	(5,078)	(2,215)	(1,624)	-	(8,917)
Operating income	$ 13,450	$ 8,815	$ 3,676	$ -	$ 25,941
Net additions:					
Capital assets	$ 21,761	$ 987	$ 11,011	$ -	$ 33,759
Energy Services arrangements, contracts and relationships	$ -	$ 25	$ -	$ -	$ 25
Long-term investments and other assets	$ 8,599	$ -	$ -	$ -	$ 8,599
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 614,401	$ 165,759	$ 139,100	$ -	$ 919,260

For the year ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 218,862	$ 630,412	$ 124,645	$ (114,700)	$ 859,219
Cost of sales	(53,985)	(570,485)	(93,991)	109,012	(609,449)
Operating and administrative expenses	(93,273)	(12,359)	(16,449)	5,688	(116,393)
Amortization	(26,195)	(9,294)	(6,337)	-	(41,826)
Operating income	$ 45,409	$ 38,274	$ 7,868	$ -	$ 91,551
Net additions:					
Capital assts	$ 76,894	$ 15,117	$ 9,605	$ -	$ 101,616
Energy Services arrangements, contracts and relationships	$ -	$ 18,398	$ -	$ -	$ 18,398
Long-term investments and other assets	$ 9,401	$ -	$ 848	$ -	$ 10,249
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 784,837	$ 165,998	$ 157,761	$ -	$ 1,108,596

For the year ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 169,224	$ 510,797	$ 129,434	$ (98,851)	$ 710,604
Cost of sales	(28,807)	(461,492)	(98,866)	98,418	(490,747)
Operating and administrative expenses	(74,598)	(8,189)	(15,637)	433	(97,991)
Amortization	(23,555)	(8,513)	(6,244)	-	(38,312)
Operating income	$ 42,264	$ 32,603	$ 8,687	$ -	$ 83,554
Net additions:					
Capital assets	$ 33,316	$ 2,514	$ 16,796	$ -	$ 52,626
Energy Services arrangements, contracts and relationships	$ -	$ 25	$ -	$ -	$ 25
Long-term investments and other assets	$ 18,185	$ -	$ 56	$ -	$ 18,241
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 614,401	$ 165,759	$ 139,100	$ -	$ 919,260

9. EMPLOYEE FUTURE BENEFITS

Substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

The total post retirement benefit cost recorded in the statement of income for the three and twelve months ended December 31, 2004 is $0.3 million (2003 - $0.3 million) and $1.1 million (2003 - $0.9 million) respectively.

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

11. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

12. SUBSEQUENT EVENTS

On February 7, 2005, the Trust sold 1.4 million units of its investment in Taylor for net proceeds of $12.8 million and pre-tax gain of $5.0 million. The sale reduces AltaGas' ownership in Taylor to 4.0 million units or 14.0 percent.

OTHER INFORMATION

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q4/04	Q3/04	Q2/04	Q1/04	Q4/03
Revenue					
Gathering and Processing					
Field gathering and processing	**33.3**	29.3	29.2	27.8	29.0
Extraction	**36.8**	16.9	10.8	10.4	10.2
Transmission	**6.6**	6.5	6.4	7.0	6.7
Intercomponent elimination	**(0.5)**	(0.6)	(0.5)	(0.5)	(0.5)
Energy Services	**248.3**	124.6	124.1	133.4	125.2
Natural Gas Distribution(1)	**41.9**	14.0	20.6	48.1	34.7
Intersegment elimination	**(54.6)**	(12.2)	(15.2)	(32.7)	(26.3)
	311.8	178.5	175.4	193.5	179.0
Net revenue					
Gathering and Processing					
Field gathering and processing	**33.3**	29.3	29.3	27.8	29.0
Extraction	**8.2**	5.5	3.6	3.5	3.5
Transmission	**6.6**	6.5	6.4	7.0	6.7
Intercomponent elimination	**(0.5)**	(0.6)	(0.5)	(0.5)	(0.5)
Energy Services	**18.9**	16.6	14.6	9.8	13.1
Natural Gas Distribution(1)	**9.7**	5.1	6.2	9.7	9.3
Intersegment elimination	**(4.6)**	(0.9)	(0.1)	(0.1)	(0.1)
	71.6	61.5	59.5	57.2	61.0
Operating income					
Gathering and Processing	**14.1**	12.1	7.2	12.0	13.4
Energy Services	**11.4**	11.6	10.0	5.3	8.8
Natural Gas Distribution(1)	**3.9**	(0.3)	0.4	3.9	3.7
	29.4	23.4	17.6	21.2	25.9

(1) Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.

Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q4/04	Q3/04	Q2/04	Q1/04	Q4/03
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) (1)	**913**	906	906	901	861
Processed throughput (gross Mmcf/d) (2)	**558**	552	563	560	523
Capacity utilization (percent) (1)	**61**	61	62	62	61
Average working interest (percent) (1)	**90**	89	89	87	90
Extraction					
Licensed inlet capacity (Mmcf/d) (1)	**539**	539	349	349	349
Production (Bbls/d) (2)	**21,244**	13,054	9,337	10,020	9,159
Transmission volumes (Mmcf/d) (2) (4)	**432**	417	415	396	403
Energy Services					
Volume of power sold (thousands of MWh)	**879**	877	862	863	873
Price received on the sale of power ($/MWh) (2)	**50.17**	49.22	49.88	45.78	47.10
Average Alberta Power Pool prices ($/MWh) (2)	**54.95**	54.35	60.07	48.78	54.78
Natural Gas Distribution(5)					
Customers	**60,430**	60,048	59,266	59,528	59,543
Volume of natural gas distributed					
Sales (Bcf) (6)	**4.5**	1.5	2.2	5.5	4.5
Transportation (Bcf)	**2.8**	2.6	2.6	3.0	3.0
Degree day variance (percent) (3)	**(4.4)**	24.8	11.5	2.0	3.4

(1) At period end
(2) Quarter average
(3) Variance from 20-year average. Positive variances are favourable
(4) Excludes condensate transmission volumes
(5) Excludes Inuvik Gas and Heritage Gas operating statistics
(6) Q2 and Q3 natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

CONFERENCE CALL

The Trust will hold a conference call on March 2, 2005 at 3:30 p.m. (ET) to comment on its 2004 fourth quarter and year end results. The discussion will be followed by a question and answer period.

To participate in the conference call, you may dial 416-640-4127 or 800-814-4857 toll-free. Shortly after the conclusion of the live call, a replay will be available by dialing 416-640-1917 or 877-289-8525. The pass code is 21111354 followed by the pound key. The replay will expire at midnight (ET) on March 9, 2005.

ABOUT ALTAGAS INCOME TRUST

The Trust moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totaling over $1 billion and a market capitalization of over $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Income Trust nits are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media

Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community

Debbie Stein (403) 269-5683
debbie.stein@altagas.ca

Website: www.altagas.ca

(106)

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DAVID W. CORNHILL, Chairman and Chief Executive Officer certify that:

1 I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the interim period ending December 31, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: March 2, 2005

David W. Cornhill
Chairman and Chief Executive Officer

107

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PATRICIA M. NEWSON, Senior Vice President and Chief Financial Officer certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the interim period ending December 31, 2004.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: March 2, 2005

Patricia M. Newson
Senior Vice President and Chief Financial Officer


AltaGas
Q4
2004

ALTAGAS DELIVERS ITS 11TH CONSECUTIVE YEAR OF RECORD RESULTS FOR 2004 AND THE STRONGEST QUARTER IN ITS HISTORY

CALGARY, Alberta, March 2, 2005 - AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today released its financial results for the fourth quarter and twelve months ended December 31, 2004. AltaGas declared a distribution of $0.15 per trust unit and exchangeable unit payable on April 15, 2005 to holders of record on March 28, 2005.

"The 2004 year and fourth quarter were exceptional for AltaGas," said David Cornhill, Chairman and Chief Executive Officer. "AltaGas' talented team of people delivered the 11th successive year of record net income and funds from operations. The fourth quarter was the strongest quarter in our history. We continued to grow with a disciplined focus on premium assets closing the acquisitions of the businesses of PremStar Energy Canada Ltd. (PremStar) and a 48 2/3 percent interest in the Edmonton ethane extraction plant. During 2004 we also added 25 megawatts of power capacity and expanded facilities in our existing portfolio. Our asset base now exceeds $1.0 billion. Our transition to a trust was effected without any ripples. Our assets were well suited to a trust structure and our operating model has remained the same. Unitholders were rewarded with a 54 percent total return from unit price and distributions in 2004, which outpaced the TSX by 41.5 percent and the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index by 39 percent and 37 percent respectively." Mr. Cornhill added, "Over the year ahead we remain committed to the disciplined execution of the strategies that have contributed to AltaGas' outstanding financial and operational performance to date, and that will drive our future success."

HIGHLIGHTS

- Record net income for 2004 was $65.8 million or $1.33 per unit, an increase of 72 percent from $38.3 million or $0.84 per unit recorded for the same period of 2003. The increase is due to the strong financial performance in the Gathering and Processing and Energy Services segments and the favorable income tax impacts associated with converting to an income trust on May 1, 2004.

- Generated the highest quarterly net income in our history at $25.8 million, an increase from $12.0 million for the same period of 2003. On a per unit basis, net income was $0.49 compared to $0.26 for the fourth quarter of 2003. The increase was driven by the Energy Services segment which benefited from higher power prices on hedged volumes and the acquisition of PremStar. The Gathering and Processing segment also contributed due to increased volumes from the acquisition of the Edmonton extraction ethane plant, higher natural gas liquids prices (NGLs) and stronger transmission performance.

- Generated record funds from operations for the twelve months of 2004 and the fourth quarter. Funds from operations were $108.6 million for the twelve months of 2004 compared to $90.2 million for the 2003, an increase of 20 percent. For the fourth quarter of 2004, funds from operations were $33.9 million, an increase of 27 percent, compared to $26.6 million for the same period of 2003. Funds from operations for the twelve months of 2004 are after $7.8 million in costs incurred in 2004 associated with the conversion to an income trust and costs associated with major turnarounds at key field processing facilities.

- On February 7, 2005 the Trust sold 1.4 million units of its investment in Taylor NGL Limited Partnership (Taylor) for net proceeds of $12.8 million and a pre-tax gain of $5.0 million. The sale reduces AltaGas' ownership in Taylor to 14.1 percent.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc.(ASI). This MD&A dated March 2, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust, formerly ASI, for the three and twelve month periods ended December 31, 2004 and the notes thereto and with the financial statements and MD&A contained in ASI's annual report for the year ended December 31, 2003.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated or expected, and such forward looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this short MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of ASI voted in favor of a plan of arrangement to reorganize the business of AltaGas Services Inc. into an open-ended investment trust effective May 1, 2004. For each common share of AltaGas Services Inc., shareholders received either one unit of the Trust (Trust unit) or one Exchangeable unit of AltaGas Holding Limited Partnership No. 1 or AltaGas Holding Limited Partnership No. 2. (Trust unit and Exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively AltaGas or the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held.

AltaGas General Partner Inc., through its Board of Directors, who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all the management, administrative and operating services to the Trust and its subsidiaries. At December 31, 2004 AltaGas Ltd. and its subsidiaries employed a total of 588 people.

The Trust has incurred costs and charges to implement the plan of arrangement, which are anticipated to total approximately \$17.0 million. In the fourth quarter of 2004 approximately \$0.3 million was charged to unitholders' capital, and \$1.3 million was charged to income, resulting in total charges for 2004 of \$8.6 million and \$5.7 million to unitholders' capital and income respectively. The balance is expected to be charged to income in future periods.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of the Trust. The Trust targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders.

On April 29, 2004, the Trust announced it would commence monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004 to holders of trust units and holders of exchangeable units. The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

Fourth quarter distributions declared were $0.45 per unit or $23.9 million. From the date of conversion to an income trust on May 1, 2004, through to December 31, 2004, AltaGas had declared cash distributions of $61.7 million or $1.20 per unit. The following table summarizes AltaGas' dividend and distribution declaration history.[1]

(dollars per unit)	2004	2003	2002	2001
First quarter	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	0.30	0.08	0.06	0.03
Third quarter	0.45	0.11	0.08	0.06
Fourth quarter	0.45	0.11	0.08	0.06
	$ 1.31	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. Prior to December 2000 no dividends were paid. Monthly distributions to Unitholders began in second quarter of 2004

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2. DRIP participation in the fourth quarter of 2004 generated $5.7 million in new equity through the issuance of 280,897 Trust units, and $10.3 million in new equity and 521,326 Trust units on a year to date basis. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

For income tax purposes the Trust expects that approximately 75 percent of the distributions declared in 2004 will be taxed as interest with the remaining 25 percent to be classified as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their Trust units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of Trust units.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Financial Results	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Revenue	311.8	179.0	859.2	710.6
Net revenue [1]	71.6	61.0	249.8	219.9
EBITDA [1]	40.6	34.7	133.4	121.9
Net income	25.8	12.0	65.8	38.3
Net additions to capital assets	25.8	33.7	101.6	52.6
Total assets	1,108.6	919.3	1,108.6	919.3
Long-term liabilities	323.7	468.9	323.7	468.9
Cash flows				
Funds generated from operations [1]	33.9	26.6	108.6	90.2
Distributable cash [1]	31.8	21.0	102.2	79.6
Distributions/dividends [2]	23.9	5.0	66.7	17.3

($ per unit)				
EBITDA	0.77	0.76	2.70	2.68
Net income	0.49	0.26	1.33	0.84
Cash flows				
Funds generated from operations	0.64	0.58	2.20	1.98
Distributable cash	0.60	0.46	2.07	1.75
Distributions/dividends [2]	0.45	0.11	1.31	0.38
Units outstanding (millions)				
Basic	52.9	45.7	49.4	45.5
End of period	53.2	45.7	53.2	45.7

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A

(2) Distributions of $0.15 per unit paid commencing May, 2004, dividends of $0.11 per share paid in Q3, Q4 2003 and Q1 2004, dividends of $0.08 per unit paid in Q1, Q2 2003

AltaGas' net income for the twelve months and the fourth quarter of 2004 increased 72 percent and 115 percent compared to the same periods of 2003, establishing new records since AltaGas' formation. Net income for the year ended December 31, 2004 was $65.8 million or $1.33 per unit compared to $38.3 million or $0.84 per unit for the year ended December 31, 2003. Acquisitions and expansions in AltaGas' Energy Services and Gathering and Processing segments drove the improvement in operating results. In addition, reduced income tax expense in the current year associated with converting to an income trust had a significant favorable impact. One time costs related to the conversion to an income trust and costs associated with regularly scheduled major maintenance turnarounds at two of AltaGas' facilities partially offset the increases on both year over year and quarter over quarter results.

Revenue for the year ended December 31, 2004 rose 21 percent to $859.2 million compared to the same period in 2003. For the three months ended December 31, 2004, revenue increased 74 percent to $311.8 million compared to $179.0 million for the three months ended December 31, 2003. The increases in revenue are primarily due to volume increases related to the acquisitions in the gas services and extraction components. Also contributing to the increases were higher NGL prices in the extraction component and higher average prices received on hedged power volumes sold in the power component.

Net revenue increased 14 percent for full year 2004 to $249.8 million and 17 percent to $71.6 million for the fourth quarter of 2004 when compared to the same periods of 2003. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

The net revenue increases for the fourth quarter were driven by increased volumes in the extraction component from the acquisition of a 48 2/3 percent interest in Edmonton ethane extraction plant (EEEP) which closed in late August 2004, very high NGL fractionation spreads at the JEEP and Empress ATCO extraction plants, volume increases in the field gathering and processing component and increased gas volumes supplied in the gas services component resulting from the acquisition of PremStar which closed in the fourth quarter of 2004. Higher spot prices received on volumes sold in the power component also contributed to the increase.

Operating and administrative expenses were 19 percent higher for the full year and 18 percent higher in the fourth quarter of 2004 compared to the same periods of 2003. Operating costs increased year over year due to the full year impact of 2003 and 2004 acquisitions as well as the completion of major maintenance turnarounds at AltaGas' Bantry and Rainbow Lake facilities in 2004. Administrative expense increased in 2004 due to payments of $3.3 million related to the conversion to an income trust, and a further non-cash charge of $2.4 million in compensation expense as a result of the vesting of all employee trust unit options on May 1, 2004. Increased staffing required to support the Trust's growth also contributed to higher administrative costs.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the year and three months ended December 31, 2004 rose nine percent to $133.4 million and 17 percent to $40.6 million respectively compared to the same periods of 2003.

Amortization expense of $41.8 million was up nine percent for the twelve months of 2004 and up 27 percent to $11.2 million for the fourth quarter of 2004 compared to the same periods in 2003. The higher charges are due mainly to increases in the capital base related to acquisitions and internal expansion projects.

Interest expense of $21.2 million for the twelve months of 2004 was four percent lower than $22.1 million for the same period in 2003 and for the fourth quarter of 2004 interest expense of $5.4 million was comparable to $5.3 million for the fourth quarter of 2003. The decrease in interest expense year over year was primarily due to lower average debt balances during the year, partially offset by higher blended average interest rates. Debt was reduced by the net proceeds of AltaGas' June 2004 Trust unit offering.

Income tax expense for 2004 was $18.6 million less than that reported for 2003 even though income before taxes was higher. This variance is driven by AltaGas' conversion to an income trust. AltaGas' consolidated income from corporations was taxable in 2003 and for the period January 1 through April 30, 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. The impact of the restructuring from a corporation to a trust contributed $15.5 million of the reduction in income tax expense on a full year basis and $9.0 million reduction for the fourth quarter of 2004 compared to the fourth quarter of 2003. Amortization expense now exceeds capital cost allowance claimed, resulting in a reversal of the future income tax liability. AltaGas' first eight months as a trust resulted in the reversal driving a credit to income tax expense of $3.1 million.

The income of AltaGas' operating entities are subject to a variety of tax rates and rate reductions currently and in the future. Consequently, there are several items which impact income tax expense and the effective tax rate from period to period. Contributing to the variance from 2003 to 2004 in the effective tax rate was a $0.7 million charge in the second quarter of 2003 to the future income tax liability to record the impact of federal rate and resource allowance adjustments. Income tax expense for 2004 was reduced by $0.7 million as a result of the application of a provincial rate reduction arising out of the March 19, 2004 Alberta government budget. The impact of recording a charge to income for compensation expense related to stock options in 2004, which has no current or future income tax implication, partially offset these rate reductions by $0.8 million.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

Funds Generated From Operations	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Funds generated from operations	33.9	26.6	108.6	90.2
Add (deduct): Net change in non-cash working capital and other	34.5	(11.7)	39.1	6.3
Cash from operations (GAAP financial measure)	68.4	14.9	147.7	96.5

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Trust's non-cash working capital in the period.

EBITDA	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
EBITDA	40.6	34.7	133.4	121.9
Add (deduct):				
Amortization	(11.2)	(8.8)	(41.8)	(38.3)
Interest	(5.4)	(5.3)	(21.2)	(22.1)
Income taxes	1.8	(8.6)	(4.6)	(23.2)
Net income (GAAP financial measure)	25.8	12.0	65.8	38.3

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in understanding the ability of the organization to generate cash and its ability to cover interest payments.

Operating Income	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Operating income	29.4	25.9	91.6	83.6
Add (deduct):				
Interest	(5.4)	(5.3)	(21.2)	(22.1)
Income taxes	1.8	(8.6)	(4.6)	(23.2)
Net income (GAAP financial measure)	25.8	12.0	65.8	38.3

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements since interest and income taxes are not allocated to business segments. Operating income is used to measure operating performance without reference to financing decisions and income tax impacts which are not controlled at the operating management level.

Distributable Cash Flow	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Distributable cash flow	31.8	21.0	102.2	79.6
Add (deduct): Maintenance capital expenditures	2.1	5.6	6.4	10.6
Net change in non-cash working capital	34.5	(11.7)	39.1	6.3
Cash from operations (GAAP financial measure)	68.4	14.9	147.7	96.5

The Trust's distributable cash flow is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash flow can not be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

Net Revenue	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Net revenue	71.6	61.0	249.8	219.9
Add cost of sales	240.2	118.0	609.4	490.7
Revenue (GAAP financial measure)	311.8	179.0	859.2	710.6

In the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects organic growth in the business. This table reconciles the revenue and net revenue amounts to illustrate the relationship between these non-GAAP and GAAP measures where used throughout this MD&A.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports consolidated financial and operating results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

Operating Income	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003[1]	2004	2003[1]
Gathering and Processing	14.1	13.4	45.4	42.3
Energy Services	11.4	8.8	38.3	32.6
Natural Gas Distribution	3.9	3.7	7.9	8.7
	29.4	25.9	91.6	83.6

(1) Restated for certain NGL operations reported in the Gathering and Processing segment previously managed and reported in Energy Services

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003[1]	2004	2003[1]
Revenue	76.2	45.4	218.9	169.2
Net revenue	47.6	38.7	164.9	140.4
Operating and administrative expense	26.7	20.3	93.3	74.5
Amortization expense	6.8	5.0	26.2	23.6
Operating income	14.1	13.4	45.4	42.3

(1) Restated for certain NGL operations in the Gathering and Processing segment previously managed and reported in Energy Services now being reported in Gathering and Processing

Operating Statistics	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
Field gathering and processing				
Capacity (Mmcf/d)[1]	913	861	913	861
Throughput (gross Mmcf/d)[2]	558	523	558	523
Throughput (gross average annual MMcf/d)[3]			560	520
Capacity utilization (percent)[1]	61	61	61	61
Average working interest (percent)[1]	90	90	90	90
Extraction				
Inlet capacity (Mmcf/d)[1]	539	349	539	349
Production (Bbls/d)[3]	21,244	9,159	13,436	7,575
Transmission volumes (Mmcf/d)[2][4]	432	403	432	403

(1) As at December 31
(2) Fourth quarter average
(3) Average for the period
(4) Excludes condensate pipeline volumes

The Gathering and Processing segment generated revenue of $218.9 million for the year and $76.2 million for the three months ended December 31, 2004, increases of 29 percent and 68 percent respectively compared to the same periods in 2003. Net revenue, increased to $164.9 million, an increase of 17 percent for the year ended December 31, 2004 and to $47.6 million for the fourth quarter of 2004 up 23 percent compared to the same period of 2003.

Growth in operating income in this segment for 2004 compared to 2003 was due to higher volumes processed at extraction facilities, processing fee increases and higher throughput volumes at field gathering and processing facilities achieved through acquisitions, internal expansions and producer drilling activity. Favorable extraction fractionation spreads throughout 2004 compared to 2003 also contributed to the improved results.

Net revenue in the field gathering and processing component increased 13 percent over 2003 to $115.5 million. Increased producer volumes due to a 32 percent increase over full year 2003 in well tie-ins to AltaGas facilities along with facility expansions and a full year's operations at AltaGas' Rainbow Lake facility contributed to net revenue increases.

Average field gathering and processing capacity and throughput volumes increased by six percent and seven percent respectively to 913 Mmcf/d and 558 Mmcf/d in the fourth quarter of 2004 compared to the fourth quarter of 2003. Capacity increased due to the acquisition of the 43 Mmcf/d Mica Pouce Coupe gas plant and gathering system in the first quarter 2004 and the seven Mmcf/d expansion of the Kirkpatrick lake facility in December 2004. Strong producer drilling and tie-in activity generated the need to expand throughput capability at AltaGas' Marten Creek and Windfall facilities with the addition of booster compression during 2004. Throughput volumes were higher in 2004 due to the combined impact of the late 2003 Rainbow Lake plant acquisition, well tie-ins and plant expansions which more than offset the impact of normal natural gas production declines and maintenance turnarounds. Drilling activity in the Western Canadian Sedimentary Basin continued to be strong during the fourth quarter of 2004, resulting in 93 wells tied-in to AltaGas' field gathering and processing facilities compared with 97 well tie-ins during the same period in 2003. During 2004, AltaGas invested approximately $16.4 million on internal expansion projects in the field gathering and processing component. These projects are supported by producer commitments designed to control AltaGas' financial exposure to throughput declines. The fees generated by these projects and the renegotiation of existing processing contracts have increased the average fee earned per unit processed when comparing 2004 to 2003.

Field gathering and processing capacity utilization was 61 percent. Capacity utilization is negatively affected by the low cost acquisition of Mica Pouce Coupe where AltaGas acquired 43 Mmcf/d of capacity with minimal throughput to date. AltaGas expects to increase Mica Pouce Coupe capacity utilization through application of engineering optimization. Without the dampening effect of Mica Pouce Coupe, AltaGas' utilization rate would be 64 percent. Similarly, 2003 utilization numbers were low due to the late December acquisition of Rainbow Lake which added capacity but little associated throughput in the fourth quarter. In 2003 AltaGas' utilization without Rainbow Lake was 63 percent.

In the extraction component higher volumes processed and the favourable NGL pricing environment resulted in growth in net revenue of 129 percent to $8.3 million during the fourth quarter of 2004 compared to the fourth quarter of 2003. Average NGL volumes processed for the fourth quarter of 2004 more than doubled reaching 21,244 Bbls/d compared to 9,159 Bbls/d for the same period in 2003. On full year basis average NGL volumes processed increased to 13,436 Bbls/d compared to 7,575 Bbls/d in 2003. Volume increases for the year and fourth quarter were primarily due to the late August 2004 closing of its interest in EEEP. The plant has a gross licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The acquisition increased AltaGas' total net licensed inlet extraction capacity to 539 Mmcf/d. AltaGas' share of plant products are sold under long-term contracts and feedstock supply is provided by a long-term gas supply contract to EEEP. Production at the Empress EnCana facility and the Joffre ethane extraction plant were also higher during the year.

Transmission volumes increased during the full year and three months ended December 31, 2004 compared to the full year and three months ended December 31, 2003 primarily due to well tie-ins and increased EnCana Corporation volumes on the Suffield system.

Operating and administrative expenses in the Gathering and Processing segment increased 25 percent to $93.3 million in 2004 and 32 percent to $26.7 million for the fourth quarter of 2004 compared to the same periods of 2003. The increases were primarily due to operating costs associated with the 2004 EEEP acquisition and acquisitions and expansions in the field gathering and processing component. Turnarounds at two major facilities in the current year and higher administrative costs as a result of growth in the business also contributed to the increase.

Amortization expense for the Gathering and Processing segment was higher for the year ended and three months ended December 31, 2004 compared to the same periods of 2003 primarily due to the Rainbow Lake and EEEP acquisitions and the capital invested in gathering and processing facility expansions.

ENERGY SERVICES

The Energy Services segment is comprised of the power services and gas services components. In this segment, the Trust also reports the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Revenue	248.3	125.2	630.4	510.8
Net revenue[1]	18.9	13.1	59.9	49.3
Operating income[2]	11.4	8.8	38.3	32.6

(1) Gross revenue less cost of sales

(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
Power services				
Volume of power sold (thousands of MWh)	879	873	3,481	3,266
Average price received on the sale of power ($/MWh)[1]	50.17	47.10	48.77	47.56
Alberta Power Pool average spot price ($/MWh)[1]	54.95	54.78	54.54	62.98
Gas services				
Volume of gas marketed (Mmcf/d)	182.0	109.2	129.0	108.6

(1) Average for the period

The Trust completed two acquisitions in the Energy Services segment. On September 1, 2004 AltaGas entered into a ten year capital lease with Maxim Energy Group Ltd. for 25 megawatts of capacity generated by four gas fired peaking plants located in southern Alberta. The capital lease requires AltaGas to pay monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains all of the ancillary service and peaking sales revenues.

AltaGas has provided gas services since 1994. This low risk, fee for service business component was significantly expanded on October 6, 2004 when AltaGas acquired substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc (collectively PremStar). The purchase price of $20.5 million, before acquisition costs, was paid primarily by way of the issuance of 993,789 Trust units. PremStar is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers across Canada. On a fee for service basis, PremStar provides energy supply, arranges for transportation services, and supports customers with valuable market information.

Revenue in the Energy Services segment increased 98 percent to $248.3 million in the fourth quarter of 2004 and 23 percent to $630.4 million for the full year 2004 when compared to the same periods of 2003. On a quarter over quarter basis key drivers for the increases were higher prices on hedged power volumes sold and the PremStar business acquired at the beginning of the quarter. On a year over year basis, volumes in the power component were higher primarily as a result of a full year of power sales from the Genesee energy contract which was entered into April 1, 2003.

The power services component generated net revenue of $47.9 million for the full year of 2004 compared to $41.0 million for 2003 and $13.2 million for the fourth quarter of 2004 compared to $11.2 for the same period in 2003. The drivers, similar to those for revenue, were higher prices on hedged volumes in the power component on a quarter over quarter basis and higher volumes sold on a year over year basis.

AltaGas manages its acquired power capacity to provide stable, predictable earnings and cash flows over time and does not engage in the speculative trading of power. AltaGas reduces its exposure to floating power prices by supplying its own operating electrical demand requirements and by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk. The average price AltaGas received from power sales in the fourth quarter of 2004 was $50.17 per MWh compared to $47.10 per MWh in the fourth quarter of 2003 and $48.77 per MWh for the twelve months of 2004 compared to $47.56 per MWh for the same period in 2003. Average Alberta Power Pool spot prices were $54.95 per MWh and $54.78 per MWh in the fourth quarters of 2004 and 2003 respectively, and $54.54 per MWh and $62.98 per MWh in the twelve months of 2004 and 2003 respectively.

The gas services component contributed net revenue of $5.3 for the full year 2004 compared to $0.7 in 2003 and $4.0 million for the fourth quarter compared to $0.4 in 2003. The significant increase in the fourth quarter resulted from the addition of PremStar. The PremStar energy supply and agency business is a people based business and carries a relatively high proportion of administrative expense which tempers its net revenue's impact on operating income. The increase in amortization expense in the segment for 2004 compared to 2003 is due to amortization of the PremStar contracts and relationships purchased.

Net additions to capital assets in the Energy Services segment were $15.1 million during 2004 compared to $2.5 million during 2003. The growth in capital assets relates mainly to the addition of the peaking plant capital lease.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited.

Financial Results	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Revenue	41.9	34.7	124.6	129.4
Net revenue[1]	9.7	9.3	30.7	30.6
Operating income[2]	3.9	3.7	7.9	8.7

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics[1]	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
Volume of natural gas distributed				
Sales (Bcf)	4.5	4.5	13.6	13.8
Transportation (Bcf)	2.8	3.0	11.0	9.7
Degree day variance (percent)[2]	(4.4)	3.4	2.6	6.9
Number of customers[3]	60,430	59,543	60,430	59,543

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At December 31

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters results that show either small profits or losses.

For the full year 2004, net revenue in AltaGas' Natural Gas Distribution segment was $30.7 million compared to $30.6 million for the same period in 2003. AUI generates the majority of net revenue for the segment. AUI's net revenue is unaffected by changes in the cost of gas as the actual cost is permitted, subject to approval by the Alberta Energy and Utilities Board (AEUB), to be passed through to supply customers. Net revenue growth from an increase in customers for the twelve months of 2004 was largely offset by the impact of the completion of negotiations on AUI's 2003 and 2004 general rate application. Lower than anticipated allowed rates of return on rate base and interest and operating expenses for 2003 resulted in a charge to net income of $0.5 million in 2004 related to previously recorded 2003 results.

In the fourth quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $9.7 million compared to $9.3 million for the same period in 2003. Increases from growth in the customer base were partially offset by weather in the AUI operating area for the fourth quarter 2004, as measured by heating degree days, that was 7.8 percent warmer than the fourth quarter of 2003.

Higher operating and administrative expenses in this segment in 2004 were due to increases in the cost of insurance, pension costs and routine operating and maintenance activities.

In July 2004, the AEUB issued its Generic Cost of Capital decision confirming for AUI a capital structure at 41 percent equity and 59 percent debt and establishing the 2004 rate of return on common equity at 9.6 percent. In August 2004, the AEUB confirmed the AUI revenue requirements negotiated for 2003 and 2004. AUI filed an application to allocate costs of service to rate classes and the hearing on resulting rate design concluded on January 14, 2005. A decision is expected early in the second quarter of 2005. AUI filed a General Rate Application for 2005 and 2006 in the fourth quarter of 2004, and expects a hearing in mid 2005.

Heritage received approval of a final Schedule of Rates, Tolls and Charges by the Nova Scotia Utility and Review Board in June of 2004. This decision approved the requested 13.25 percent return on equity, a 45 percent equity and 55 percent debt capital structure, an 8.75 percent cost of debt, the capital expenditure and revenue requirements, and resultant tariff to 2008.

Heritage activated its Nova Scotia natural gas distribution system in late December 2003 and is in the initial stages of its planned growth. During 2004 Heritage had installed services to 180 customers and had activated service to approximately 140 customers increasing its rate base to $14.7 million. Heritage is focused on building momentum behind a consumer movement to switch heating fuel sources in Nova Scotia's market place. The company has achieved the 150 customer commitments which meet the economic feasibility and revenue requirement tests for expansion of natural gas service to the town of Amherst and expects that natural gas service will be available to Amherst in the fourth quarter of 2005.

Net additions to capital assets in the Natural Gas Distribution segment were $9.6 million during the year ended December 31, 2004 compared to $16.8 million for the same period in 2003. Included in 2003 net capital additions is an amount of $10.2 million related to the retirement of AUI's prior years' capital contributions in aid of construction. There is an equal and offsetting amount charged to accumulated amortization.

SUMMARY OF EIGHT MOST RECENT COMPLETED CONSOLIDATED QUARTERLY RESULTS[1]

($ millions)	Q4/04	Q3/04	Q2/04	Q1/04	Q4/03	Q3/03	Q2/03	Q1/03
Net revenue	71.6	61.5	59.5	57.2	61.0	53.3	51.2	54.4
Net income	25.8	17.1	11.9	11.0	12.0	9.3	6.8	10.2
($ per unit)								
Earnings								
Basic	0.49	0.33	0.25	0.24	0.26	0.20	0.15	0.23
Diluted	0.48	0.33	0.25	0.24	0.26	0.20	0.15	0.22
Dividends/distributions [2]	0.45	0.45	0.30	0.11	0.11	0.11	0.08	0.08

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) The Trust pays a monthly distribution of $0.15 per unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid dividends quarterly

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment and seasonality in the business. The first and last quarters each year are the Trust's most profitable on the basis of the contribution from the Natural Gas Distribution segment which reports higher earnings in colder periods than in warmer periods.

Net income of $10.2 million in the first quarter of 2003 set a new high for AltaGas for that period in a year. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of this performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity with a record 85 wells tied-in during the first quarter. Final commissioning of the Joffre ethane extraction plant provided volume increases in the extraction component and volumes in the transmission component were higher due to the 2002 Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs, partially offset the gains made in the other segments. On April 1, 2003 AltaGas commenced selling power from the Genesee energy contract which provides for 100 megawatts of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter in 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received for power and by the increased volumes sold under the newly acquired Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the fourth quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002. Higher NGL fractionation spreads at the Empress ATCO extraction plant contributed to the increase. In addition, power prices improved over the same quarter in the prior year. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to announced changes in federal large corporations tax legislation, was still the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions, incremental power volumes sold from the Genesee energy contract and to the completion of modifications to increase AltaGas' share of ethane production by 1400 Bbls/d at the EnCana-operated Empress extraction plant late in the quarter of 2003.

First quarter 2004 produced record net income of $11.0 million for that period in a year based on increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

The second quarter of 2004 saw AltaGas convert from a corporate structure to an income trust. Very strong operational performance in the second quarter of 2004 was driven by volume increases in the Gathering and Processing segment from acquisitions and expansions and from higher power volumes sold. Net income of $11.9 million and income per unit of $0.25 both improved substantially compared to the same quarter of the prior year. During the quarter the Trust made its first public offering of units as an income trust and raised $88.5 million with net proceeds used to reduce the Trust's debt. This quarter also saw AltaGas commence monthly distributions to unitholders of $0.15 per unit.

The third quarter of 2004 was the first full quarter as an income trust. The Trust generated record funds from operations of $28.6 million and increased net income to $17.1 million or $0.33 per unit. Highlights for the quarter included the closing of EEEP, high NGLs fractionation spreads and the acquisition of the Alberta power peaking capacity.

Fourth quarter 2004 results are discussed in detail in an earlier section of this MD&A.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, AltaGas prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. AltaGas' hedging relationships are effective and appropriately designated and documented and therefore gains and losses relating to hedges are deferred and recognized in the same period and financial statement category as the hedged transaction.

Effective the first quarter of 2004, AltaGas' changed its accounting policy for stock-based compensation, now recognizing the compensation expense related to stock options in the financial statements according to the fair-value method. Prior to the change in policy, the Trust did not record compensation expense but disclosed the impact of the accounting for stock options under the fair-value method on a pro-forma basis. Under the provisions set out by the CICA, AltaGas has adopted the change retroactively. The impact was to reduce retained earnings at January 1, 2004 by $0.3 million, and to reduce first quarter 2004 earnings by $0.1 million which amounts were based on the vesting status and exercise assumptions in existence at the end of the first quarter 2004. Subsequent to the conversion of AltaGas Services Inc. to an income trust all unvested options became fully vested.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these critical accounting estimates, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power services component. Alberta Power Pool daily average spot prices ranged from $7.13 per MWh to $165.46 per MWh in the fourth quarter of 2004. Through the use of financial hedges on a portion of its 2004 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At December 31, 2004 the Trust had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $239.2 million total drawn bank debt. Including AltaGas' medium term notes, the rate has been fixed on 85 percent of AltaGas' total debt, including capital leases. The amount of fixed rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During 2004, AltaGas acquired $130.2 million in capital assets, energy services arrangements, contracts and relationships and long term investments compared to $70.8 million in the previous year.

Growth capital accounted for $117.7 million of 2004 investment, and included gathering and processing facility acquisitions and expansions, investments in limited partnership units of Taylor, the acquisition of PremStar and the Alberta peaking plants capital lease. Maintenance capital projects amounting to $6.4 million in 2004 and $10.6 million in 2003 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments. Also spent in 2004 was $4.8 million (2003 - $4.3 million) on administrative capital including computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

Invested Capital by Segment

For the three months ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 22.7	$ 0.2	$ 2.9	$ 25.8
Energy services arrangements, contracts and relationships	-	18.4	-	18.4
Long-term investments and other assets	-	-	-	-
	$ 22.7	$ 18.6	$ 2.9	$ 44.2

For the three months ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 21.8	$ 1.0	$ 11.0	$ 33.8
Energy services arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	8.6	-	-	8.6
	$ 30.4	$ 1.0	$ 11.0	$ 42.4

For the year ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 76.9	$ 15.1	$ 9.6	$ 101.6
Energy services arrangements, contracts and relationships	-	18.4	-	18.4
Long-term investments and other assets	9.4	-	0.8	10.2
	$ 86.3	$ 33.5	$ 10.4	130.2

For the year ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 33.3	$ 2.5	$ 16.8	$ 52.6
Energy services arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	18.2	-	-	18.2
	$ 51.5	$ 2.5	$ 16.8	$ 70.8

AltaGas categorizes its invested capital into maintenance, growth and administrative. The breakdown for 2004 and 2003 periods are:

Invested Capital by Activity

For the three months ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.5	$ 0.2	$ 0.4	$ 2.1
Growth	19.9	18.4	2.0	40.3
Administrative	1.3	-	0.5	1.8
	$ 22.7	$ 18.6	$ 2.9	$ 44.2

For the three months ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 4.2	$ 0.8	$ 0.6	$ 5.6
Growth	26.2	-	-	26.2
Administrative	-	0.2	0.2	0.4
Regulatory adjustment	-	-	10.2	10.2
	$ 30.4	$ 1.0	$ 11.0	$ 42.4

For the year ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 3.4	$ 0.2	$ 2.8	$ 6.4
Growth	79.5	33.0	6.5	119.0
Administrative	3.4	0.3	1.1	4.8
	$ 86.3	$ 33.5	$ 10.4	130.2

For the year ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 6.3	$ 1.9	$ 2.4	$ 10.6
Growth	44.4	-	3.3	45.7
Administrative	2.8	0.6	0.9	4.3
Regulatory adjustment	-	-	10.2	10.2
	$ 51.5	$ 2.5	$ 16.8	$ 70.8

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations for the year ended December 31, 2004 increased to $108.6 million from $90.2 million for the year ended December 31, 2003.

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium DistributionTM programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2005. A description of the Trust's credit facilities can be found in Notes 7 and 8 to the consolidated financial statements included in ASI's 2003 Annual Report.

On June 10, 2004 the Trust closed a public offering of 4,730,000 Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million was approximately $83.8 million. The net proceeds were used to reduce bank indebtedness and for general corporate purposes including AltaGas' ongoing capital program, the acquisition of EEEP and funding future acquisitions.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. At December 31, 2004 AltaGas had total debt outstanding of $359.5 million compared to $396.9 million at December 31, 2003. AltaGas Operating Partnership had $100.0 million in medium term notes outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, banker's acceptances and letters of credit though bank lines of approximately $425.0 million. At December 31, 2004 AltaGas Holding Limited Partnership No.1 had drawn bank debt of $239.2 million and letters of credit outstanding of $28.7 million. These two entities fund all operating subsidiaries. As an income trust, the Trust targets a debt to total capitalization ratio between 45 percent and 50 percent. The Trust's debt to total capitalization ratio as at December 31, 2004 decreased to 43 percent from 52 percent at December 31, 2003.

AltaGas had a working capital deficiency of $106.5 million at December 31, 2004 compared to working capital surplus of $9.1 million at December 31, 2003. The primary driver for this change in working capital is related to the classification of AltaGas' $100 million MTN balance to current portion of long term debt.

Following AltaGas' announcement in March 2004 of its then proposed conversion to a trust Standard & Poor's (S&P) confirmed the rating on AltaGas' long term corporate credit at BBB- with a negative outlook and the rating on the senior unsecured debt at BBB-. The Dominion Bond Rating Service (DBRS) confirmed the rating of AltaGas Income Trust at BBB (low) with a stable trend and applied the same rating to AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership. The Trust has a stability rating of SR-3 (stable outlook) from S&P and STA-3 (mid) from DBRS.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for trust units and eligible securityholders also received exchangeable units that are exchangeable into Trust units on a one for one basis. The Exchangeable units are not listed for trading on an exchange.

As of January 31, 2005 the Trust had 51.2 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of $1.2 billion based on a closing trading price on January 31, 2005 of $23.36 per trust unit. There are 0.2 million options exercisable under the terms of the unit option agreement brought forward in the reorganization. All options currently issued under this plan have vested effective May 1, 2004.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 megawatts of gas fired power peaking capacity in Alberta. AltaGas retains 100 percent of the ancillary service and peaking sales revenues. The contract has a 10 year term which commenced September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or purchase the assets. The cost of the lease to AltaGas is $13.8 million which has been paid for with a cash prepayment of $0.8 million and a charge recorded to long term debt of $13.0 million, of which $1.0 million is due over the next twelve months.

There have been no other material changes to AltaGas' contractual obligations, since December 31, 2003. For further information on these contractual obligations, refer to the MD&A in ASI's 2003 Annual Report.

RELATED PARTIES

On October 17, 2003 the Trust purchased 1,592,250 units of Taylor for a cost of $8.7 million from Taylor's treasury.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc. which is owned by an employee. Payments of $21 thousand were made in 2004. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

OUTLOOK

The outlook for the Gathering and Processing segment for 2005 is positive as a result of the late August 2004 acquisition of EEEP and due to the expectation that drilling activity in the majority of AltaGas' operating areas is expected to remain strong given the favorable commodity pricing environment. In the Energy Services segment, spot power prices are anticipated to weaken however prices on hedges volumes are improved from 2004 levels. The full year impact of the addition of the 25 MW of power peaking capacity and the fourth quarter 2004 close of the PremStar acquisition in the gas services component are expected to contribute additional volumes in the power services and the gas services components.

SUBSEQUENT EVENTS

On February 7, 2005 the Trust sold 1.4 million units of its investment in Taylor for net proceeds of $12.8 million realizing a pre-tax gain of approximately $5.0 million. The sale reduces AltaGas' ownership in Taylor to 14.1 percent.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force which provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

($ thousands)	December 31 2004 (unaudited)	December 31 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,669	$ -
Customer deposits	26,550	-
Accounts receivable	160,507	88,463
Inventory	250	1,879
Other	4,845	5,806
	194,821	96,148
Capital assets	746,729	677,911
Energy services arrangements, contracts and relationships	113,102	101,035
Goodwill	18,860	18,860
Future income taxes	208	208
Long-term investments and other assets	34,876	25,098
	$ 1,108,596	$ 919,260
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 144,594	$ 74,726
Distributions payable to unitholders	7,979	-
Short-term debt	7,016	4,493
Current portion of long-term debt	101,001	-
Customer deposits	26,550	-
Other	14,193	7,857
	301,333	87,076
Long-term debt	251,462	392,358
Asset retirement obligations	16,122	13,962
Future income taxes	56,164	62,537
	323,748	468,857
Unitholders' equity (notes 5 and 6)	483,515	363,327
	$ 1,108,596	$ 919,260

See accompanying notes to the consolidated financial statements

Unaudited ($ thousands except per unit amounts)	Three months ended December 31 2004	Three months ended December 31 2003	Year ended December 31 2004	Year ended December 31 2003
REVENUE				
Operating	$ 311,179	$ 178,818	$ 857,419	$ 709,766
Other	580	240	1,800	838
	311,759	179,058	859,219	710,604
EXPENSES				
Cost of sales	240,204	118,062	609,449	490,747
Operating and administrative	30,964	26,138	116,393	97,991
Amortization	11,251	8,917	41,826	38,312
	282,419	153,117	767,668	627,050
Operating income	29,340	25,941	91,551	83,554
Interest expense				
Short-term debt	297	27	563	1,406
Long-term debt	5,051	5,324	20,576	20,666
Income before income taxes	23,992	20,590	70,412	61,482
Income taxes	(1,782)	8,562	4,611	23,159
Net income	25,774	12,028	65,801	38,323
Accumulated earnings, beginning of period	171,045	119,322	131,350	93,027
Adjustment for change in accounting policy (note 3)	-	-	(332)	-
Accumulated earnings, end of period	$ 196,819	$ 131,350	$ 196,819	$ 131,350
Net income per unit (note 6)				
Basic	$ 0.49	$ 0.26	$ 1.33	$ 0.84
Diluted	$ 0.48	$ 0.26	$ 1.31	$ 0.84

See accompanying notes to the consolidated financial statements

Unaudited ($ thousands)	Three months ended December 31 2004	Three months ended December 31 2003	Year ended December 31 2004	Year ended December 31 2003
Cash from operations				
Net income	$ 25,774	$ 12,028	$ 65,801	$ 38,323
Items not involving cash:				
Amortization	11,251	8,917	41,826	38,312
Accretion of asset retirement obligations	224	134	1,094	920
Stock option compensation (note 3)	-	-	2,490	-
Future income taxes (recovery)	(3,681)	5,709	(3,104)	12,572
Loss (gain) on sale of assets and investments	-	(295)	53	(371)
Equity income	(561)	(227)	(1,930)	(719)
Distributions from equity investments	808	416	1,976	903
Other	113	(126)	378	236
Funds generated from operations	33,928	26,556	108,584	90,176
Decrease in deferred revenue and other	-	(336)	-	-
Net change in non-cash working capital	34,473	(11,370)	39,122	6,292
	68,401	14,850	147,706	96,468
Investing Activities				
Increase in customer deposits	(26,550)	-	(26,550)	-
Acquisition of capital assets	(27,348)	(23,749)	(94,786)	(44,245)
Disposition of capital assets	157	684	157	1,370
Acquisition of energy services arrangements and contracts	(12)	(25)	(12)	(25)
Repayment of loan from related party (note 7)	-	29,000	-	-
Acquisition of long-term investments and other assets	(844)	(6,923)	(13,693)	(18,612)
Disposition of long-term investments and other assets	-	(179)	3,444	1,331
	(54,597)	(1,192)	(131,440)	(60,181)
Financing Activities				
Increase (decrease) in operating loans and long-term debt	4,103	(9,140)	(51,479)	(22,647)
Dividends	-	(5,027)	(5,051)	(17,292)
Distributions to unitholders	(23,650)	-	(53,672)	-
Costs of issuing units on conversion (note 6)	(272)	-	(8,620)	-
Net proceeds from issuance of units and common shares (note 6)	8,458	509	105,225	3,652
	(11,361)	(13,658)	(13,597)	(36,287)
Change in cash and cash equivalents	2,443	-	2,669	-
Cash and cash equivalents, beginning of period	226	-	-	-
Cash and cash equivalents, end of period	$ 2,669	$ -	$ 2,669	$ -

See accompanying notes to the consolidated financial statements

(tabular amounts in thousands of dollars)

1. STRUCTURE OF ALTAGAS INCOME TRUST

The Trust is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of Trust units or Exchangeable units on a one for one basis. These unaudited interim consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures are those of ASI while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to December 31, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in ASI's annual consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 3. These interim consolidated financial statements for the quarter ending December 31, 2004 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in ASI's 2003 Annual Report.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Trust adopted the new Canadian Institute of Chartered Accountants standard for accounting for stock-based compensation (Section 3870), which requires the use of the fair value method to account for stock or unit options. Based on the Black-Scholes option valuation model, stock or unit options are valued at the date of the grant and recognized as compensation expense over the vesting period. This change in accounting policy resulted in a reduction of opening retained earnings for 2004 of $0.3 million and an increase to equity contributed surplus.

Stock option compensation expense charged for the year ended December 31, 2004 is $2.5 million with an increase in contributed surplus. No compensation expense is recorded for stock options issued prior to January 1, 2002.

Prior to January 1, 2004 AltaGas accounted for stock based compensation using the intrinsic value method of accounting, whereby no compensation expense was recognized for stock options granted to employees or directors unless the market value of the stock exceeded the option's exercise price at the date of grant. Consideration paid by employees or directors on the exercise of stock options was credited to unit capital. Options were issued at current market value, consequently no compensation was recorded.

4. ACQUISITIONS

On October 6, 2004 AltaGas acquired substantially all of the assets and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for $21.9 million including acquisition costs. Consideration paid was $1.5 million cash and Trust units with an ascribed value of $19.0 million. The acquisition was accounted for using the purchase method, whereby assets acquired are recorded at fair value and the results are included in these consolidated financial statements from the date of acquisition. The final allocation of the purchase price has not been finalized and may be subject to adjustments.

Net Assets Acquired		
Working capital	$	2,568
Capital assets		905
Energy service arrangements and contracts		1,839
Energy service relationships		16,548
		21,860
Net acquisition costs		(1,341)
	$	20,519

5. UNITHOLDERS' EQUITY

	December 31 2004	December 31 2003
Unitholders' / shareholders' capital (note 5)	$ 386,638	$ 268,040
Contributed surplus (note 3)	2,823	-
Accumulated earnings	196,819	131,350
Accumulated dividends	(41,114)	(36,063)
Accumulated unitholders' distributions	(61,651)	-
	$ 483,515	$ 363,327

For the year ended December 31, 2004 $5.1 million (2003 - $17.3 million) of dividends and $53.7 million (2003 - nil) of distributions were paid by the Trust.

6. UNITHOLDER'S CAPITAL

Authorized December 31, 2003

- an unlimited number of common shares without nominal or par value
- an unlimited number of preferred shares without nominal or par value

Authorized December 31, 2004

- an unlimited number of trust units redeemable for cash at the option of the holder
- an unlimited number of AltaGas Holding Limited Partnership No. 1 (LP1) class B limited partnership units (Exchangeable units) which are exchangeable into trust units on a one for one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of LP1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or unitholder.
- an unlimited number of AltaGas Holding Limited Partnership No. 2 (LP2) class B limited partnership units (Exchangeable units) which are exchangeable into trust units on a one for one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of LP2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or unitholder.

Common shares issued and outstanding:	Number of Shares		Amount
December 31, 2002	36,237,092	$	175,326
Issued for cash on exercise of options	471,752		3,652
Issued for compensation	8,000		98
December 31, 2003	36,716,844	$	179,076
Common shares issued for cash on exercise of options	209,449		1,752
Common shares issued for compensation	2,000		39
Common shares issued on conversion of preferred shares	9,000,000		88,964
Common shares repurchased and cancelled on trust conversion	(45,928,293)		(269,831)
December 31, 2004	-	$	-

Preferred shares issued and outstanding:	Number of Shares		Amount
December 31, 2002	9,000,000	$	88,964
December 31, 2003	9,000,000		88,964
Converted to common shares	(9,000,000)		(88,964)
December 31, 2004	-	$	-

Trust units issued and outstanding:	Number of Units		Amount
December 31, 2003	-		-
Units issued on conversion (net of $5.6 million of after tax conversion costs)	33,668,068		194,073
Units issued on public unit offering (net of $4.7 million of issuance costs)	4,730,000		83,760
Units issued on purchase of assets	993,789		18,961
Units issued for cash on exercise of options	1,022,127		9,638
Units issued under distribution reinvestment program	521,326		10,038
Units issued for exchangeable units	8,889,931		50,879
December 31, 2004	49,825,241	$	367,349

Exchangeable units issued and outstanding:	Number of Units		Amount
December 31, 2003	-		-
Issued by LP1 (net of conversion costs)	3,394,216		19,426
Issued by LP2 (net of conversion costs)	8,866,009		50,742
LP1 units redeemed for Trust units	(23,922)		(137)
LP2 units redeemed for Trust units	(8,866,009)		(50,742)
December 31, 2004	3,370,294		19,289
Issued and Outstanding December 31, 2004	53,195,535	$	386,638

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At December 31, 2004 3,800,000 units were reserved for issuance under the plan. To December 31, 2004 options granted under the plan generally had a term of ten years to expiry and vested no longer than over a four year period. On May 1, 2004 subsequent to the establishment of the Trust all options granted were vested. There have been no options granted since May 1, 2004.

At December 31, 2004 outstanding options are exercisable at various dates to the year 2014 (2003 - 2013). Options outstanding under the plan have a weighted average exercise price of $9.02 (2003 - $8.74) and a weighted average remaining term of 7.44 years (2003 - 7.21 years). As at December 31, 2004 the unexpensed fair value of unit option compensation cost associated with future periods was nil (2003 - $2.3 million).

Expiry date	Number of options	Exercise price
2009	10,900	$7.00
2010	8,000	$5.20
2011	146,075	$6.09 - $7.25
2012	92,250	$6.50 - $9.75
2013	61,386	$9.48 - $15.05
2014	30,800	$15.14 - $15.87
	349,411	

	2004		2003	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Stock options outstanding, beginning of year	1,506,362	$ 8.74	1,670,676	$ 7.66
Granted	107,000	15.07	400,638	11.76
Exercised	(1,231,576)	9.25	(471,752)	7.74
Cancelled	(32,375)	7.24	(93,200)	7.47
Unit options outstanding, end of year	349,411	$ 9.02	1,506,362	8.74
Exercisable at end of year	349,411	$ 9.02	622,974	7.75

The basic number of units outstanding for the year ended December 31, 2004 was 49.4 million (December 31, 2003 - 45.5 million ASI shares) and the diluted number of units outstanding for the year ended December 31, 2004 was 50.2 million (December 31, 2003 - 45.9 million ASI shares).

7. RELATED PARTY TRANSACTIONS

On September 4, 2003, the Trust loaned $29.0 million to Taylor NGL Limited Partnership (Taylor). The loan was interest bearing at prime plus one percent and was repaid on October 17, 2003. Interest earned by AltaGas on the loan was $0.2 million with fees of $0.4 million. On each of the October 17, 2003 and August 19, 2004 the Trust purchased 1.6 million units of Taylor from Taylor's treasury. AltaGas paid $8.7 million and $10.6 million for the respective investments.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc. which is owned by an employee. Payments of $21 thousand were made in 2004. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

8. SEGMENTED INFORMATION

AltaGas is a midstream energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The Trust has three reportable segments:

Gathering and Processing - natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services - power services, gas services and oil and natural gas production.

Natural Gas Distribution - natural gas distribution to end users and related services.

For the three months ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 76,119	$ 248,294	$ 41,988	$ (54,642)	$ 311,759
Cost of sales	(28,522)	(229,356)	(32,340)	50,014	(240,204)
Operating and administrative expenses	(26,687)	(4,725)	(4,180)	4,628	(30,964)
Amortization	(6,848)	(2,857)	(1,546)	–	(11,251)
Operating income	$ 14,062	$ 11,356	$ 3,922	$ –	$ 29,340
Net additions:					
Capital assets	$ 22,672	$ 210	$ 2,941	$ –	$ 25,823
Energy services arrangements, contracts and relationships	$ –	$ 18,398	$ –	$ –	$ 18,398
Long-term investments and other assets	$ 7	$ –	$ –	$ –	$ 7
Goodwill	$ 18,860	$ –	$ –	$ –	$ 18,860
Segment assets	$ 784,837	$ 165,998	$ 157,761	$ –	$ 1,108,596

For the three months ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 45,456	$ 125,176	$ 34,744	$ (26,318)	$ 179,058
Cost of sales	(6,701)	(112,148)	(25,431)	26,218	(118,062)
Operating and administrative expenses	(20,227)	(1,998)	(4,013)	100	(26,138)
Amortization	(5,078)	(2,215)	(1,624)	–	(8,917)
Operating income	$ 13,450	$ 8,815	$ 3,676	$ –	$ 25,941
Net additions:					
Capital assets	$ 21,761	$ 987	$ 11,011		$ 33,759
Energy services arrangements, contracts and relationships	$ –	$ 25	$ –	$ –	$ 25
Long-term investments and other assets	$ 8,599	$ –	$ –	$ –	$ 8,599
Goodwill	$ 18,860	$ –	$ –	$ –	$ 18,860
Segment assets	$ 614,401	$ 165,759	$ 139,100	$ –	$ 919,260

For the year ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 218,862	$ 630,412	$ 124,645	$ (114,700)	$ 859,219
Cost of sales	(53,985)	(570,485)	(93,991)	109,012	(609,449)
Operating and administrative expenses	(93,273)	(12,359)	(16,449)	5,688	(116,393)
Amortization	(26,195)	(9,294)	(6,337)	–	(41,826)
Operating income	$ 45,409	$ 38,274	$ 7,868	$ –	$ 91,551
Net additions:					
Capital assets	$ 76,894	$ 15,117	$ 9,605	$ –	$ 101,616
Energy services arrangements, contracts and relationships	$ –	$ 18,398	$ –	$ –	$ 18,398
Long-term investments and other assets	$ 9,401	$ –	$ 848	$ –	$ 10,249
Goodwill	$ 18,860	$ –	$ –	$ –	$ 18,860
Segment assets	$ 784,837	$ 165,998	$ 157,761	$ –	$ 1,108,596

For the year ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 169,224	$ 510,797	$ 129,434	$ (98,851)	$ 710,604
Cost of sales	(28,807)	(461,492)	(98,866)	98,418	(490,747)
Operating and administrative expenses	(74,598)	(8,189)	(15,637)	433	(97,991)
Amortization	(23,555)	(8,513)	(6,244)	–	(38,312)
Operating income	$ 42,264	$ 32,603	$ 8,687	$ –	$ 83,554
Net additions:					
Capital assets	$ 33,316	$ 2,514	$ 16,796	$ –	$ 52,626
Energy Services arrangements, contracts and relationships	$ –	$ 25	$ –	$ –	$ 25
Long-term investments and other assets	$ 18,185	$ –	$ 56	$ –	$ 18,241
Goodwill	$ 18,860	$ –	$ –	$ –	$ 18,860
Segment assets	$ 614,401	$ 165,759	$ 139,100	$ –	$ 919,260

9. EMPLOYEE FUTURE BENEFITS

Substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

The total post retirement benefit cost recorded in the statement of income for the three and twelve months ended December 31, 2004 is $0.3 million (2003 - $0.3 million) and $1.1 million (2003 - $0.9 million) respectively.

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

11. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

12. SUBSEQUENT EVENTS

On February 7, 2005, the Trust sold 1.4 million units of its investment in Taylor for net proceeds of $12.8 million and pre-tax gain of $5.0 million. The sale reduces AltaGas' ownership in Taylor to 14.1 percent.

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q4/04	Q3/04	Q2/04	Q1/04	Q4/03
Revenue					
Gathering and Processing					
Field gathering and processing	33.3	29.5	29.2	27.8	29.0
Extraction	36.8	16.9	10.8	10.4	10.2
Transmission	6.6	6.5	6.4	7.0	6.7
Intercomponent elimination	(0.5)	(0.6)	(0.5)	(0.5)	(0.5)
Energy Services	248.3	124.6	124.1	133.4	125.2
Natural Gas Distribution[1]	41.9	14.0	20.6	48.1	34.7
Intersegment elimination	(54.6)	(12.2)	(15.2)	(32.7)	(26.5)
	311.8	178.5	175.4	193.5	179.0
Net revenue					
Gathering and Processing					
Field gathering and processing	33.3	29.3	29.3	27.8	29.0
Extraction	8.2	5.5	3.6	3.5	3.5
Transmission	6.6	6.5	6.4	7.0	6.7
Intercomponent elimination	(0.5)	(0.6)	(0.5)	(0.5)	(0.5)
Energy Services	18.9	16.6	14.6	9.8	13.1
Natural Gas Distribution[1]	9.7	5.1	6.2	9.7	9.3
Intersegment elimination	(4.6)	(0.9)	(0.1)	(0.1)	(0.1)
	71.6	61.5	59.5	57.2	61.0
Operating income					
Gathering and Processing	14.1	12.1	7.2	12.0	13.4
Energy Services	11.4	11.6	10.0	5.3	8.8
Natural Gas Distribution[1]	3.9	(0.3)	0.4	3.9	3.7
	29.4	23.4	17.6	21.2	25.9

(1) Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q4/04	Q3/04	Q2/04	Q1/04	Q4/03
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) [1]	913	906	906	901	861
Processed throughput (gross Mmcf/d) [2]	558	552	563	560	523
Capacity utilization (percent) [1]	61	61	62	62	61
Average working interest (percent) [1]	90	89	89	87	90
Extraction					
Licensed inlet capacity (Mmcf/d) [1]	539	539	349	349	349
Production (Bbls/d) [2]	21,244	13,054	9,337	10,020	9,159
Transmission volumes (Mmcf/d) [2][4]	432	417	415	396	403
Energy Services					
Volume of power sold (thousands of MWh)	879	877	862	863	873
Price received on the sale of power ($/MWh) [2]	50.17	49.22	49.88	45.78	47.10
Average Alberta Power Pool prices ($/MWh) [2]	54.95	54.35	60.07	48.78	54.78
Natural Gas Distribution[5]					
Customers	60,430	60,048	59,266	59,528	59,543
Volume of natural gas distributed					
Sales (Bcf) [6]	4.5	1.5	2.2	5.5	4.5
Transportation (Bcf)	2.8	2.6	2.6	3.0	3.0
Degree day variance (percent) [3]	(4.4)	24.8	11.5	2.0	3.4

(1) At period end
(2) Quarter average
(3) Variance from 20-year average. Positive variances are favourable
(4) Excludes condensate transmission volumes
(5) Excludes Inuvik Gas Ltd. and Heritage Gas Limited operating statistics
(6) Q2 and Q3 2003 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling approximately $1 billion and a market capitalization of approximately $1 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein (403) 269-5683
debbie.stein@altagas.ca

(100)

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc.(ASI). This MD&A dated March 2, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust, formerly ASI, for the three and twelve month periods ended December 31, 2004 and the notes thereto and with the financial statements and MD&A contained in ASI's annual report for the year ended December 31, 2003.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated or expected, and such forward looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this short MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of ASI voted in favor of a plan of arrangement to reorganize the business of AltaGas Services Inc. into an open-ended investment trust effective May 1, 2004. For each common share of AltaGas Services Inc., shareholders received either one unit of the Trust (Trust unit) or one Exchangeable unit of AltaGas Holding Limited Partnership No. 1 or AltaGas Holding Limited Partnership No. 2. (Trust unit and Exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively AltaGas or the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held.

AltaGas General Partner Inc., through its Board of Directors, who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all the management, administrative and operating services to the Trust and its subsidiaries. At December 31, 2004 AltaGas Ltd. and its subsidiaries employed a total of 588 people.

The Trust has incurred costs and charges to implement the plan of arrangement, which are anticipated to total approximately $17.0 million. In the fourth quarter of 2004 approximately $0.3 million was charged to unitholders' capital, and $1.3 million was charged to income, resulting in total charges for 2004 of $8.6 million and $5.7 million to unitholders' capital and income respectively. The balance is expected to be charged to income in future periods.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of the Trust. The Trust targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders.

On April 29, 2004, the Trust announced it would commence monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004 to holders of trust units and holders of exchangeable units. The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

Fourth quarter distributions declared were $0.45 per unit or $23.9 million. From the date of conversion to an income trust on May 1, 2004, through to December 31, 2004, AltaGas had declared cash distributions of $61.7 million or $1.20 per unit. The following table summarizes AltaGas' dividend and distribution declaration history.[1]

(dollars per unit)	2004	2003	2002	2001
First quarter	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	0.30	0.08	0.06	0.03
Third quarter	0.45	0.11	0.08	0.06
Fourth quarter	0.45	0.11	0.08	0.06
	$ 1.31	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. Prior to December 2000 no dividends were paid. Monthly distributions to Unitholders began in second quarter of 2004

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2. DRIP participation in the fourth quarter of 2004 generated $5.7 million in new equity through the issuance of 280,897 Trust units, and $10.3 million in new equity and 521,326 Trust units on a year to date basis. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

For income tax purposes the Trust expects that approximately 75 percent of the distributions declared in 2004 will be taxed as interest with the remaining 25 percent to be classified as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their Trust units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of Trust units.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Financial Results ($ millions)	Three months ended December 31 2004	2003	Year ended December 31 2004	2003
Revenue	311.8	179.0	859.2	710.6
Net revenue [1]	71.6	61.0	249.8	219.9
EBITDA [1]	40.6	34.7	133.4	121.8
Net income	25.8	12.0	65.8	38.3
Net additions to capital assets	25.8	33.7	101.6	52.6
Total assets	1,108.6	919.3	1,108.6	919.3
Long-term liabilities	323.7	468.9	323.7	468.9
Cash flows				
Funds generated from operations [1]	33.9	26.6	108.6	90.2
Distributable cash [1]	31.8	21.0	102.2	79.6
Distributions/dividends [2]	23.9	5.0	66.7	17.3
($ per unit)				
EBITDA	0.77	0.76	2.70	2.68
Net income	0.49	0.26	1.33	0.84
Cash flows				
Funds generated from operations	0.64	0.58	2.20	1.98
Distributable cash	0.60	0.46	2.07	1.75
Distributions/dividends [2]	0.45	0.11	1.31	0.38
Units outstanding (millions)				
Basic	52.9	45.7	49.4	45.3
End of period	53.2	45.7	53.2	45.7

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A
(2) Distributions of $0.15 per unit paid commencing May, 2004, dividends of $0.11 per share paid in Q3, Q4 2003 and Q1 2004, dividends of $0.08 per unit paid in Q1, Q2 2003

AltaGas' net income for the twelve months and the fourth quarter of 2004 increased 72 percent and 115 percent compared to the same periods of 2003, establishing new records since AltaGas' formation. Net income for the year ended December 31, 2004 was $65.8 million or $1.33 per unit compared to $38.3 million or $0.84 per unit for the year ended December 31, 2003. Acquisitions and expansions in AltaGas' Energy Services and Gathering and Processing segments drove the improvement in operating results. In addition, reduced income tax expense in the current year associated with converting to an income trust had a significant favorable impact. One time costs related to the conversion to an income trust and costs associated with regularly scheduled major maintenance turnarounds at two of AltaGas' facilities partially offset the increases on both year over year and quarter over quarter results.

Revenue for the year ended December 31, 2004 rose 21 percent to $859.2 million compared to the same period in 2003. For the three months ended December 31, 2004, revenue increased 74 percent to $311.8 million compared to $179.0 million for the three months ended December 31, 2003. The increases in revenue are primarily due to volume increases related to the acquisitions in the gas services and extraction components. Also contributing to the increases were higher NGL prices in the extraction component and higher average prices received on hedged power volumes sold in the power component.

Net revenue increased 14 percent for full year 2004 to $249.8 million and 17 percent to $71.6 million for the fourth quarter of 2004 when compared to the same periods of 2003. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

The net revenue increases for the fourth quarter were driven by increased volumes in the extraction component from the acquisition of a 48 2/3 percent interest in Edmonton ethane extraction plant (EEEP) which closed in late August 2004, very high NGL fractionation spreads at the JEEP and Empress ATCO extraction plants, volume increases in the field gathering and processing component and increased gas volumes supplied in the gas services component resulting from the acquisition of PremStar which closed in the fourth quarter of 2004. Higher spot prices received on volumes sold in the power component also contributed to the increase.

Operating and administrative expenses were 19 percent higher for the full year and 18 percent higher in the fourth quarter of 2004 compared to the same periods of 2003. Operating costs increased year over year due to the full year impact of 2003 and 2004 acquisitions as well as the completion of major maintenance turnarounds at AltaGas' Bantry and Rainbow Lake facilities in 2004. Administrative expense increased in 2004 due to payments of $3.3 million related to the conversion to an income trust, and a further non-cash charge of $2.4 million in compensation expense as a result of the vesting of all employee trust unit options on May 1, 2004. Increased staffing required to support the Trust's growth also contributed to higher administrative costs.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the year and three months ended December 31, 2004 rose nine percent to $133.4 million and 17 percent to $40.6 million respectively compared to the same periods of 2003.

Amortization expense of $41.8 million was up nine percent for the twelve months of 2004 and up 27 percent to $11.2 million for the fourth quarter of 2004 compared to the same periods in 2003. The higher charges are due mainly to increases in the capital base related to acquisitions and internal expansion projects.

Interest expense of $21.2 million for the twelve months of 2004 was four percent lower than $22.1 million for the same period in 2003 and for the fourth quarter of 2004 interest expense of $5.4 million was comparable to $5.3 million for the fourth quarter of 2003. The decrease in interest expense year over year was primarily due to lower average debt balances during the year, partially offset by higher blended average interest rates. Debt was reduced by the net proceeds of AltaGas' June 2004 Trust unit offering.

Income tax expense for 2004 was $18.6 million less than that reported for 2003 even though income before taxes was higher. This variance is driven by AltaGas' conversion to an income trust. AltaGas' consolidated income from corporations was taxable in 2003 and for the period January 1 through April 30, 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. The impact of the restructuring from a corporation to a trust contributed $15.5 million of the reduction in income tax expense on a full year basis and $9.0 million reduction for the fourth quarter of 2004 compared to the fourth quarter of 2003. Amortization expense now exceeds capital cost allowance claimed, resulting in a reversal of the future income tax liability. AltaGas' first eight months as a trust resulted in the reversal driving a credit to income tax expense of $3.1 million.

The income of AltaGas' operating entities are subject to a variety of tax rates and rate reductions currently and in the future. Consequently, there are several items which impact income tax expense and the effective tax rate from period to period. Contributing to the variance from 2003 to 2004 in the effective tax rate was a $0.7 million charge in the second quarter of 2003 to the future income tax liability to record the impact of federal rate and resource allowance adjustments. Income tax expense for 2004 was reduced by $0.7 million as a result of the application of a provincial rate reduction arising out of the March 19, 2004 Alberta government budget. The impact of recording a charge to income for compensation expense related to stock options in 2004, which has no current or future income tax implication, partially offset these rate reductions by $0.8 million.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

Funds Generated From Operations	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Funds generated from operations	33.9	26.6	108.6	90.2
Add (deduct): Net change in non-cash working capital and other	34.5	(11.7)	39.1	6.3
Cash from operations (GAAP financial measure)	68.4	14.9	147.7	96.5

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations after interest and taxes without regard to changes in the Trust's non-cash working capital in the period.

EBITDA	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
EBITDA	40.6	34.7	133.4	121.9
Add (deduct):				
Amortization	(11.2)	(8.8)	(41.8)	(38.3)
Interest	(5.4)	(5.3)	(21.2)	(22.1)
Income taxes	1.8	(8.6)	(4.6)	(23.2)
Net income (GAAP financial measure)	25.8	12.0	65.8	38.3

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in understanding the ability of the organization to generate cash and its ability to cover interest payments.

Operating Income	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Operating income	29.4	25.9	91.6	83.6
Add (deduct):				
Interest	(5.4)	(5.3)	(21.2)	(22.1)
Income taxes	1.8	(8.6)	(4.6)	(23.2)
Net income (GAAP financial measure)	25.8	12.0	65.8	38.3

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements since interest and income taxes are not allocated to business segments. Operating income is used to measure operating performance without reference to financing decisions and income tax impacts which are not controlled at the operating management level.

Distributable Cash Flow	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Distributable cash flow	31.8	21.0	102.2	79.6
Add (deduct): *Maintenance capital expenditures*	2.1	5.6	6.4	10.6
Net change in non-cash working capital	34.5	(11.7)	39.1	6.3
Cash from operations (GAAP financial measure)	68.4	14.9	147.7	96.5

The Trust's distributable cash flow is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash flow can not be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

Net Revenue	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Net revenue	71.6	61.0	249.8	219.9
Add cost of sales	240.2	118.0	609.4	490.7
Revenue (GAAP financial measure)	311.8	179.0	859.2	710.6

In the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects organic growth in the business. This table reconciles the revenue and net revenue amounts to illustrate the relationship between these non-GAAP and GAAP measures where used throughout this MD&A.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports consolidated financial and operating results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

Operating Income	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003(1)	2004	2003(1)
Gathering and Processing	14.1	13.4	45.4	42.3
Energy Services	11.4	8.8	38.3	32.6
Natural Gas Distribution	3.9	3.7	7.9	8.7
	29.4	25.9	91.6	83.6

(1) *Restated for certain NGL operations reported in the Gathering and Processing segment previously managed and reported in Energy Services*

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003[1]	2004	2003[1]
Revenue	76.2	45.4	218.9	169.2
Net revenue	47.6	38.7	164.9	140.4
Operating and administrative expense	26.7	20.3	93.3	74.5
Amortization expense	6.8	5.0	26.2	23.6
Operating income	14.1	13.4	45.4	42.3

(1) Restated for certain NGL operations in the Gathering and Processing segment previously managed and reported in Energy Services now being reported in Gathering and Processing

Operating Statistics	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
Field gathering and processing				
Capacity (Mmcf/d)[1]	913	861	913	861
Throughput (gross Mmcf/d)[2]	558	523	558	523
Throughput (gross average annual MMcf/d)[3]			560	520
Capacity utilization (percent)[1]	61	61	61	61
Average working interest (percent)[1]	90	90	90	90
Extraction				
Inlet capacity (Mmcf/d)[1]	539	349	539	349
Production (Bbls/d)[3]	21,244	9,159	13,436	7,575
Transmission volumes (Mmcf/d)[2][4]	432	403	432	403

(1) As at December 31
(2) Fourth quarter average
(3) Average for the period
(4) Excludes condensate pipeline volumes

The Gathering and Processing segment generated revenue of $218.9 million for the year and $76.2 million for the three months ended December 31, 2004, increases of 29 percent and 68 percent respectively compared to the same periods in 2003. Net revenue, increased to $164.9 million, an increase of 17 percent for the year ended December 31, 2004 and to $47.6 million for the fourth quarter of 2004 up 23 percent compared to the same period of 2003.

Growth in operating income in this segment for 2004 compared to 2003 was due to higher volumes processed at extraction facilities, processing fee increases and higher throughput volumes at field gathering and processing facilities achieved through acquisitions, internal expansions and producer drilling activity. Favorable extraction fractionation spreads throughout 2004 compared to 2003 also contributed to the improved results.

Net revenue in the field gathering and processing component increased 13 percent over 2003 to $115.5 million. Increased producer volumes due to a 32 percent increase over full year 2003 in well tie-ins to AltaGas facilities along with facility expansions and a full year's operations at AltaGas' Rainbow Lake facility contributed to net revenue increases.

Average field gathering and processing capacity and throughput volumes increased by six percent and seven percent respectively to 913 Mmcf/d and 558 Mmcf/d in the fourth quarter of 2004 compared to the fourth quarter of 2003. Capacity increased due to the acquisition of the 43 Mmcf/d Mica Pouce Coupe gas plant and gathering system in the first quarter 2004 and the seven Mmcf/d expansion of the Kirkpatrick lake facility in December 2004. Strong producer drilling and tie-in activity generated the need to expand throughput capability at AltaGas' Marten Creek and Windfall facilities with the addition of booster compression during 2004. Throughput volumes were higher in 2004 due to the combined impact of the late 2003 Rainbow Lake plant acquisition, well tie-ins and plant expansions which more than offset the impact of normal natural gas production declines and maintenance turnarounds. Drilling activity in the Western Canadian Sedimentary Basin continued to be strong during the fourth quarter of 2004, resulting in 93 wells tied-in to AltaGas' field gathering and processing facilities compared with 97 well tie-ins during the same period in 2003. During 2004, AltaGas invested approximately $16.4 million on internal expansion projects in the field gathering and processing component. These projects are supported by producer commitments designed to control AltaGas' financial exposure to throughput declines. The fees generated by these projects and the renegotiation of existing processing contracts have increased the average fee earned per unit processed when comparing 2004 to 2003.

Field gathering and processing capacity utilization was 61 percent. Capacity utilization is negatively affected by the low cost acquisition of Mica Pouce Coupe where AltaGas acquired 43 Mmcf/d of capacity with minimal throughput to date. AltaGas expects to increase Mica Pouce Coupe capacity utilization through application of engineering optimization. Without the dampening effect of Mica Pouce Coupe, AltaGas' utilization rate would be 64 percent. Similarly, 2003 utilization numbers were low due to the late December acquisition of Rainbow Lake which added capacity but little associated throughput in the fourth quarter. In 2003 AltaGas' utilization without Rainbow Lake was 63 percent.

In the extraction component higher volumes processed and the favourable NGL pricing environment resulted in growth in net revenue of 129 percent to $8.3 million during the fourth quarter of 2004 compared to the fourth quarter of 2003. Average NGL volumes processed for the fourth quarter of 2004 more than doubled reaching 21,244 Bbls/d compared to 9,159 Bbls/d for the same period in 2003. On full year basis average NGL volumes processed increased to 13,436 Bbls/d compared to 7,575 Bbls/d in 2003. Volume increases for the year and fourth quarter were primarily due to the late August 2004 closing of its interest in EEEP. The plant has a gross licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of propane-plus product. The acquisition increased AltaGas' total net licensed inlet extraction capacity to 539 Mmcf/d. AltaGas' share of plant products are sold under long-term contracts and feedstock supply is provided by a long-term gas supply contract to EEEP. Production at the Empress EnCana facility and the Joffre ethane extraction plant were also higher during the year.

Transmission volumes increased during the full year and three months ended December 31, 2004 compared to the full year and three months ended December 31, 2003 primarily due to well tie-ins and increased EnCana Corporation volumes on the Suffield system.

Operating and administrative expenses in the Gathering and Processing segment increased 25 percent to $93.3 million in 2004 and 32 percent to $26.7 million for the fourth quarter of 2004 compared to the same periods of 2003. The increases were primarily due to operating costs associated with the 2004 EEEP acquisition and acquisitions and expansions in the field gathering and processing component. Turnarounds at two major facilities in the current year and higher administrative costs as a result of growth in the business also contributed to the increase.

Amortization expense for the Gathering and Processing segment was higher for the year ended and three months ended December 31, 2004 compared to the same periods of 2003 primarily due to the Rainbow Lake and EEEP acquisitions and the capital invested in gathering and processing facility expansions.

ENERGY SERVICES

The Energy Services segment is comprised of the power services and gas services components. In this segment, the Trust also reports the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Revenue	248.3	125.2	630.4	510.8
Net revenue[1]	18.9	13.1	59.9	49.3
Operating income[2]	11.4	8.8	38.3	32.6

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
Power services				
Volume of power sold (thousands of MWh)	879	873	3,481	3,266
Average price received on the sale of power ($/MWh)[1]	50.17	47.10	48.77	47.58
Alberta Power Pool average spot price ($/MWh)[1]	54.95	54.78	54.54	62.98
Gas services				
Volume of gas marketed (Mmcf/d)	182.0	109.2	129.0	108.6

(1) Average for the period

The Trust completed two acquisitions in the Energy Services segment. On September 1, 2004 AltaGas entered into a ten year capital lease with Maxim Energy Group Ltd. for 25 megawatts of capacity generated by four gas fired peaking plants located in southern Alberta. The capital lease requires AltaGas to pay monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains all of the ancillary service and peaking sales revenues.

AltaGas has provided gas services since 1994. This low risk, fee for service business component was significantly expanded on October 6, 2004 when AltaGas acquired substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc (collectively PremStar). The purchase price of $20.5 million, before acquisition costs, was paid primarily by way of the issuance of 993,789 Trust units. PremStar is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers across Canada. On a fee for service basis, PremStar provides energy supply, arranges for transportation services, and supports customers with valuable market information.

Revenue in the Energy Services segment increased 98 percent to $248.3 million in the fourth quarter of 2004 and 23 percent to $630.4 million for the full year 2004 when compared to the same periods of 2003. On a quarter over quarter basis key drivers for the increases were higher prices on hedged power volumes sold and the PremStar business acquired at the beginning of the quarter. On a year over year basis, volumes in the power component were higher primarily as a result of a full year of power sales from the Genesee energy contract which was entered into April 1, 2003.

The power services component generated net revenue of $47.9 million for the full year of 2004 compared to $41.0 million for 2003 and $13.2 million for the fourth quarter of 2004 compared to $11.2 for the same period in 2003. The drivers, similar to those for revenue, were higher prices on hedged volumes in the power component on a quarter over quarter basis and higher volumes sold on a year over year basis.

AltaGas manages its acquired power capacity to provide stable, predictable earnings and cash flows over time and does not engage in the speculative trading of power. AltaGas reduces its exposure to floating power prices by supplying its own operating electrical demand requirements and by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk. The average price AltaGas received from power sales in the fourth quarter of 2004 was $50.17 per MWh compared to $47.10 per MWh in the fourth quarter of 2003 and $48.77 per MWh for the twelve months of 2004 compared to $47.56 per MWh for the same period in 2003. Average Alberta Power Pool spot prices were $54.95 per MWh and $54.78 per MWh in the fourth quarters of 2004 and 2003 respectively, and $54.54 per MWh and $62.98 per MWh in the twelve months of 2004 and 2003 respectively.

The gas services component contributed net revenue of $5.3 for the full year 2004 compared to $0.7 in 2003 and $4.0 million for the fourth quarter compared to $0.4 in 2003. The significant increase in the fourth quarter resulted from the addition of PremStar. The PremStar energy supply and agency business is a people based business and carries a relatively high proportion of administrative expense which tempers its net revenue's impact on operating income. The increase in amortization expense in the segment for 2004 compared to 2003 is due to amortization of the PremStar contracts and relationships purchased.

Net additions to capital assets in the Energy Services segment were $15.1 million during 2004 compared to $2.5 million during 2003. The growth in capital assets relates mainly to the addition of the peaking plant capital lease.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited.

Financial Results	Three months ended December 31		Year ended December 31	
($ millions)	2004	2003	2004	2003
Revenue	41.9	34.7	124.6	129.4
Net revenue[1]	9.7	9.3	30.7	30.6
Operating income[2]	3.9	3.7	7.9	8.7

(1) Gross revenue less cost of sales
(2) Gross revenue less costs of sales less operating and general and administration expense and amortization

Operating Statistics[1]	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
Volume of natural gas distributed				
Sales (Bcf)	4.5	4.5	13.6	13.8
Transportation (Bcf)	2.8	3.0	11.0	9.7
Degree day variance (percent)[2]	(4.4)	3.4	2.6	6.9
Number of customers[3]	60,430	59,543	60,430	59,543

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At December 31

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarters results that show either small profits or losses.

For the full year 2004, net revenue in AltaGas' Natural Gas Distribution segment was $30.7 million compared to $30.6 million for the same period in 2003. AUI generates the majority of net revenue for the segment. AUI's net revenue is unaffected by changes in the cost of gas as the actual cost is permitted, subject to approval by the Alberta Energy and Utilities Board (AEUB), to be passed through to supply customers. Net revenue growth from an increase in customers for the twelve months of 2004 was largely offset by the impact of the completion of negotiations on AUI's 2003 and 2004 general rate application. Lower than anticipated allowed rates of return on rate base and interest and operating expenses for 2003 resulted in a charge to net income of $0.5 million in 2004 related to previously recorded 2003 results.

In the fourth quarter of 2004, net revenue in AltaGas' Natural Gas Distribution segment was $9.7 million compared to $9.3 million for the same period in 2003. Increases from growth in the customer base were partially offset by weather in the AUI operating area for the fourth quarter 2004, as measured by heating degree days, that was 7.8 percent warmer than the fourth quarter of 2003.

Higher operating and administrative expenses in this segment in 2004 were due to increases in the cost of insurance, pension costs and routine operating and maintenance activities.

In July 2004, the AEUB issued its Generic Cost of Capital decision confirming for AUI a capital structure at 41 percent equity and 59 percent debt and establishing the 2004 rate of return on common equity at 9.6 percent. In August 2004, the AEUB confirmed the AUI revenue requirements negotiated for 2003 and 2004. AUI filed an application to allocate costs of service to rate classes and the hearing on resulting rate design concluded on January 14, 2005. A decision is expected early in the second quarter of 2005. AUI filed a General Rate Application for 2005 and 2006 in the fourth quarter of 2004, and expects a hearing in mid 2005.

Heritage received approval of a final Schedule of Rates, Tolls and Charges by the Nova Scotia Utility and Review Board in June of 2004. This decision approved the requested 13.25 percent return on equity, a 45 percent equity and 55 percent debt capital structure, an 8.75 percent cost of debt, the capital expenditure and revenue requirements, and resultant tariff to 2008.

Heritage activated its Nova Scotia natural gas distribution system in late December 2003 and is in the initial stages of its planned growth. During 2004 Heritage had installed services to 180 customers and had activated service to approximately 140 customers increasing its rate base to $14.7 million. Heritage is focused on building momentum behind a consumer movement to switch heating fuel sources in Nova Scotia's market place. The company has achieved the 150 customer commitments which meet the economic feasibility and revenue requirement tests for expansion of natural gas service to the town of Amherst and expects that natural gas service will be available to Amherst in the fourth quarter of 2005.

Net additions to capital assets in the Natural Gas Distribution segment were $9.6 million during the year ended December 31, 2004 compared to $16.8 million for the same period in 2003. Included in 2003 net capital additions is an amount of $10.2 million related to the retirement of AUI's prior years' capital contributions in aid of construction. There is an equal and offsetting amount charged to accumulated amortization.

SUMMARY OF EIGHT MOST RECENT COMPLETED CONSOLIDATED QUARTERLY RESULTS[1]

($ millions)	Q4/04	Q3/04	Q2/04	Q1/04	Q4/03	Q3/03	Q2/03	Q1/03
Net revenue	71.6	61.5	59.5	57.2	61.0	53.3	51.2	54.4
Net income	25.8	17.1	11.9	11.0	12.0	9.3	6.8	10.2
($ per unit)								
Earnings								
Basic	0.49	0.33	0.25	0.24	0.26	0.20	0.15	0.23
Diluted	0.48	0.33	0.25	0.24	0.26	0.20	0.15	0.22
Dividends/distributions [2]	0.45	0.45	0.30	0.11	0.11	0.11	0.08	0.08

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) The Trust pays a monthly distribution of $0.15 per unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid dividends quarterly

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment and seasonality in the business. The first and last quarters each year are the Trust's most profitable on the basis of the contribution from the Natural Gas Distribution segment which reports higher earnings in colder periods than in warmer periods.

Net income of $10.2 million in the first quarter of 2003 set a new high for AltaGas for that period in a year. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of this performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity with a record 85 wells tied-in during the first quarter. Final commissioning of the Joffre ethane extraction plant provided volume increases in the extraction component and volumes in the transmission component were higher due to the 2002 Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs, partially offset the gains made in the other segments. On April 1, 2003 AltaGas commenced selling power from the Genesee energy contract which provides for 100 megawatts of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter in 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received for power and by the increased volumes sold under the newly acquired Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the fourth quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002. Higher NGL fractionation spreads at the Empress ATCO extraction plant contributed to the increase. In addition, power prices improved over the same quarter in the prior year. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to announced changes in federal large corporations tax legislation, was still the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions, incremental power volumes sold from the Genesee energy contract and to the completion of modifications to increase AltaGas' share of ethane production by 1400 Bbls/d at the EnCana-operated Empress extraction plant late in the quarter of 2003.

First quarter 2004 produced record net income of $11.0 million for that period in a year based on increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

The second quarter of 2004 saw AltaGas convert from a corporate structure to an income trust. Very strong operational performance in the second quarter of 2004 was driven by volume increases in the Gathering and Processing segment from acquisitions and expansions and from higher power volumes sold. Net income of $11.9 million and income per unit of $0.25 both improved substantially compared to the same quarter of the prior year. During the quarter the Trust made its first public offering of units as an income trust and raised $88.5 million with net proceeds used to reduce the Trust's debt. This quarter also saw AltaGas commence monthly distributions to unitholders of $0.15 per unit.

The third quarter of 2004 was the first full quarter as an income trust. The Trust generated record funds from operations of $28.6 million and increased net income to $17.1 million or $0.33 per unit. Highlights for the quarter included the closing of EEEP, high NGLs fractionation spreads and the acquisition of the Alberta power peaking capacity.

Fourth quarter 2004 results are discussed in detail in an earlier section of this MD&A.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, AltaGas prospectively adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. AltaGas' hedging relationships are effective and appropriately designated and documented and therefore gains and losses relating to hedges are deferred and recognized in the same period and financial statement category as the hedged transaction.

Effective the first quarter of 2004, AltaGas' changed its accounting policy for stock-based compensation, now recognizing the compensation expense related to stock options in the financial statements according to the fair-value method. Prior to the change in policy, the Trust did not record compensation expense but disclosed the impact of the accounting for stock options under the fair-value method on a pro-forma basis. Under the provisions set out by the CICA, AltaGas has adopted the change retroactively. The impact was to reduce retained earnings at January 1, 2004 by $0.3 million, and to reduce first quarter 2004 earnings by $0.1 million which amounts were based on the vesting status and exercise assumptions in existence at the end of the first quarter 2004. Subsequent to the conversion of AltaGas Services Inc. to an income trust all unvested options became fully vested.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these critical accounting estimates, refer to Management's Discussion and Analysis in ASI's 2003 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2004 business has been to provide revenue stability in the power services component. Alberta Power Pool daily average spot prices ranged from $7.13 per MWh to $165.46 per MWh in the fourth quarter of 2004. Through the use of financial hedges on a portion of its 2004 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At December 31, 2004 the Trust had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $239.2 million total drawn bank debt. Including AltaGas' medium term notes, the rate has been fixed on 85 percent of AltaGas' total debt, including capital leases. The amount of fixed rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During 2004, AltaGas acquired $130.2 million in capital assets, energy services arrangements, contracts and relationships and long term investments compared to $70.8 million in the previous year.

Growth capital accounted for $117.7 million of 2004 investment, and included gathering and processing facility acquisitions and expansions, investments in limited partnership units of Taylor, the acquisition of PremStar and the Alberta peaking plants capital lease. Maintenance capital projects amounting to $6.4 million in 2004 and $10.6 million in 2003 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments. Also spent in 2004 was $4.8 million (2003 - $4.3 million) on administrative capital including computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

Invested Capital by Segment

For the three months ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 22.7	$ 0.2	$ 2.9	$ 25.8
Energy services arrangements, contracts and relationships	-	18.4	-	18.4
Long-term investments and other assets	-	-	-	-
	$ 22.7	$ 18.6	$ 2.9	$ 44.2

For the three months ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 21.8	$ 1.0	$ 11.0	$ 33.8
Energy services arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	8.6	-	-	8.6
	$ 30.4	$ 1.0	$ 11.0	$ 42.4

For the year ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 76.9	$ 15.1	$ 9.6	$ 101.6
Energy services arrangements, contracts and relationships	-	18.4	-	18.4
Long-term investments and other assets	9.4	-	0.8	10.2
	$ 86.3	$ 33.5	$ 10.4	130.2

For the year ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 33.3	$ 2.5	$ 16.8	$ 52.6
Energy services arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	18.2	-	-	18.2
	$ 51.5	$ 2.5	$ 16.8	$ 70.8

AltaGas categorizes its invested capital into maintenance, growth and administrative. The breakdown for 2004 and 2003 periods are:

Invested Capital by Activity

For the three months ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.5	$ 0.2	$ 0.4	$ 2.1
Growth	19.9	18.4	2.0	40.3
Administrative	1.3	-	0.5	1.8
	$ 22.7	$ 18.6	$ 2.9	$ 44.2

For the three months ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 4.2	$ 0.8	$ 0.6	$ 5.6
Growth	26.2	-	-	26.2
Administrative	-	0.2	0.2	0.4
Regulatory adjustment	-	-	10.2	10.2
	$ 30.4	$ 1.0	$ 11.0	$ 42.4

For the year ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 3.4	$ 0.2	$ 2.8	$ 6.4
Growth	79.5	33.0	6.5	119.0
Administrative	3.4	0.3	1.1	4.8
	$ 86.3	$ 33.5	$ 10.4	130.2

For the year ended December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 6.3	$ 1.9	$ 2.4	$ 10.6
Growth	44.4	-	3.3	45.7
Administrative	2.8	0.6	0.9	4.3
Regulatory adjustment	-	-	10.2	10.2
	$ 51.5	$ 2.5	$ 16.8	$ 70.8

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations for the year ended December 31, 2004 increased to $108.6 million from $90.2 million for the year ended December 31, 2003.

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium DistributionTM programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2005. A description of the Trust's credit facilities can be found in Notes 7 and 8 to the consolidated financial statements included in ASI's 2003 Annual Report.

On June 10, 2004 the Trust closed a public offering of 4,730,000 Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million was approximately $83.8 million. The net proceeds were used to reduce bank indebtedness and for general corporate purposes including AltaGas' ongoing capital program, the acquisition of EEEP and funding future acquisitions.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. At December 31, 2004 AltaGas had total debt outstanding of $359.5 million compared to $396.9 million at December 31, 2003. AltaGas Operating Partnership had $100.0 million in medium term notes outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, banker's acceptances and letters of credit though bank lines of approximately $425.0 million. At December 31, 2004 AltaGas Holding Limited Partnership No.1 had drawn bank debt of $239.2 million and letters of credit outstanding of $28.7 million. These two entities fund all operating subsidiaries. As an income trust, the Trust targets a debt to total capitalization ratio between 45 percent and 50 percent. The Trust's debt to total capitalization ratio as at December 31, 2004 decreased to 43 percent from 52 percent at December 31, 2003.

AltaGas had a working capital deficiency of $106.5 million at December 31, 2004 compared to working capital surplus of $9.1 million at December 31, 2003. The primary driver for this change in working capital is related to the classification of AltaGas' $100 million MTN balance to current portion of long term debt.

Following AltaGas' announcement in March 2004 of its then proposed conversion to a trust Standard & Poor's (S&P) confirmed the rating on AltaGas' long term corporate credit at BBB- with a negative outlook and the rating on the senior unsecured debt at BBB-. The Dominion Bond Rating Service (DBRS) confirmed the rating of AltaGas Income Trust at BBB (low) with a stable trend and applied the same rating to AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership. The Trust has a stability rating of SR-3 (stable outlook) from S&P and STA-3 (mid) from DBRS.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for trust units and eligible securityholders also received exchangeable units that are exchangeable into Trust units on a one for one basis. The Exchangeable units are not listed for trading on an exchange.

As of January 31, 2005 the Trust had 51.2 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of $1.2 billion based on a closing trading price on January 31, 2005 of $23.36 per trust unit. There are 0.2 million options exercisable under the terms of the unit option agreement brought forward in the reorganization. All options currently issued under this plan have vested effective May 1, 2004.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 megawatts of gas fired power peaking capacity in Alberta. AltaGas retains 100 percent of the ancillary service and peaking sales revenues. The contract has a 10 year term which commenced September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or purchase the assets. The cost of the lease to AltaGas is $13.8 million which has been paid for with a cash prepayment of $0.8 million and a charge recorded to long term debt of $13.0 million, of which $1.0 million is due over the next twelve months.

There have been no other material changes to AltaGas' contractual obligations, since December 31, 2003. For further information on these contractual obligations, refer to the MD&A in ASI's 2003 Annual Report.

RELATED PARTIES

On October 17, 2003 the Trust purchased 1,592,250 units of Taylor for a cost of $8.7 million from Taylor's treasury.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc. which is owned by an employee. Payments of $21 thousand were made in 2004. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

OUTLOOK

The outlook for the Gathering and Processing segment for 2005 is positive as a result of the late August 2004 acquisition of EEEP and due to the expectation that drilling activity in the majority of AltaGas' operating areas is expected to remain strong given the favorable commodity pricing environment. In the Energy Services segment, spot power prices are anticipated to weaken however prices on hedges volumes are improved from 2004 levels. The full year impact of the addition of the 25 MW of power peaking capacity and the fourth quarter 2004 close of the PremStar acquisition in the gas services component are expected to contribute additional volumes in the power services and the gas services components.

SUBSEQUENT EVENTS

On February 7, 2005 the Trust sold 1.4 million units of its investment in Taylor for net proceeds of $12.8 million realizing a pre-tax gain of approximately $5.0 million. The sale reduces AltaGas' ownership in Taylor to 14.1 percent.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force which provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES APPOINTMENT OF TWO NEW DIRECTORS

Calgary, Alberta (March 16, 2005) – AltaGas Income Trust (TSX:ALA.UN) is pleased to announce that Mr. Allan L. Edgeworth and Mr. Robert B. Hodgins have been appointed Directors of AltaGas General Partner Inc., the delegate of the Trustee of AltaGas Income Trust, effective March 2, 2005. Both Mr. Edgeworth and Mr. Hodgins bring extensive industry experience to AltaGas.

Mr. Edgeworth was the President and CEO of Alliance Pipeline from 2001 until December 2004. Mr. Edgeworth joined Alliance Pipeline in 1998 as Executive Vice President and Chief Operating Officer. Prior to that, Mr. Edgeworth spent almost 20 years with Westcoast Energy where he held various positions including Vice President of Pipeline Operations and Senior Vice President of Regulatory Affairs.

Mr. Hodgins recently retired from a full time executive role following a career that spanned more than 25 years with several senior Canadian corporations. Most recently, he served as the Chief Financial Officer of Pengrowth Energy Trust from 2002 to 2004. Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited from 1998 to 2002 and was Chief Financial Officer of TransCanada Pipelines Limited from 1993 to 1998. Mr. Hodgins is a trustee of Calpine Power Income Fund and a director of Enerflex Systems Ltd.

David Cornhill, Chairman and Chief Executive Officer, said "I am extremely pleased to welcome Mr. Edgeworth and Mr. Hodgins to the Board of Directors. Their knowledge and experience will enhance our already strong Board of Directors."

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.2 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and the sale of power from its power purchase based arrangements.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

-30-

For further information contact:
Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein (403) 269-5683
debbie.stein@altagas.ca

Website: www.altagas.ca

SCHEDULE "A"

The following table lists all of the documents that AltaGas Income Trust ("**AltaGas**") (the successor issuer to AltaGas Services Inc. (TSX: ALA.UN)) (a) made public pursuant to the laws of the Province of Alberta or the federal laws of Canada, (b) filed with the Toronto Stock Exchange (the "**TSX**") and which was made public by such exchange, or (c) distributed to its security holders, during the last fiscal year ended December 31, 2004 and all interim periods thereafter (as required by subparagraph (1)(i) of Regulation 12g3-2(b) under the Exchange Act).

Table of Contents

[1] System for Electronic Document Analysis and Retrieval in Canada

News release	January 13, 2005	SEDAR...	101
News release	February 15, 2005	SEDAR...	102
Notice of meeting and record date	February 17, 2005	SEDAR...	103
News release	February 28, 2005	SEDAR...	104
News release	March 2, 2005	SEDAR...	105
From 52-109 - Certificate of Interim Filings - CEO	March 8, 2005	SEDAR...	106
From 52-109 - Certificate of Interim Filings - CFO	March 8, 2005	SEDAR...	107
Interim Financial Statements	March 8, 2005	SEDAR...	108
Management Discussion and Analysis	March 8, 2005	SEDAR...	109
News release	March 16, 2005	SEDAR...	110
Annual report	March 22, 2005	SEDAR...	111
Audited annual financial statements	March 22, 2005	SEDAR...	112
Form Proxy	March 22, 2005	SEDAR...	113
Form Proxy	March 22, 2005	SEDAR...	114
Management information circular	March 22, 2005	SEDAR...	115

[2] Annual Information Form

Preliminary receipt	April 26, 2005	SEDAR...	130
News release	May 5, 2005	SEDAR...	131
Report of voting results	May 6, 2005	SEDAR...	132
News release	May 11, 2005	SEDAR...	133
Interim Financial Statements	May 16, 2005	SEDAR...	134
Management Discussion and Analysis	May 16, 2005	SEDAR...	135
Form 52-109FT2 - Certificate of interim filings - CEO	May 16, 2005	SEDAR...	136
Form 52-109FT2 - Certificate of interim filings - CFO	May 16, 2005	SEDAR...	137
Other	May 19, 2005	SEDAR...	138
Final Short form prospectus	May 20, 2005	SEDAR...	139
Other material contract(s)	May 20, 2005	SEDAR...	140
Auditor's consent letter	May 24, 2005	SEDAR...	141
News release	May 25, 2005	SEDAR...	142
Final receipt	May 25, 2005	SEDAR...	143
Final receipt	May 25, 2005	SEDAR...	144

ALTAGAS INCOME TRUST **ANNUAL REPORT 2004**


Choice
Right
ALTAGAS
The

Annual Meeting

The annual meeting of the unitholders of AltaGas Income Trust will be held on Thursday, April 28, 2005 at 3:00 pm at the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta.

Head Office

Suite 1700
355 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 0J1
Telephone: (403) 691-7575
Fax: (403) 691-7576

AltaGas Corporate Profile

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy businesses. Since 1994, we have been defining Canada's midstream business, moving energy from its source to the end-user, transforming it and adding value along the way.

Our premium assets stretch across Canada and include natural gas gathering and processing, extraction, transmission, natural gas distribution, natural gas marketing and energy supply management, and wholesale power and are valued at over $1 billion.

Our success is driven by the skills, diverse expertise and dedication of our people. It takes an exceptional team to deliver the record results that AltaGas has provided, and we have featured just some of our nearly 600 AltaGas employees in this report.

We offer investors long term value through disciplined growth, a diversified asset base, seasoned management and an innovative approach to the movement of energy. We have a solid track record, proven strategy and an abundant array of opportunities.

AltaGas...the right assets, the right people...the right choice.



AltaGas' units trade on the Toronto Stock Exchange under the symbol "ALA.UN".

Our website is www.altagas.ca

AltaGas Strategy

AltaGas uses its midstream assets and services to move energy from its source to the end-user. We add unitholder value by increasing the operating efficiency and utilization of our assets and linking the components of our midstream energy business.

We take a low risk approach to business. We have invested carefully and well, and will continue to do so. Earnings and returns have grown consistently and deliberately through acquisitions, organic growth of our energy infrastructure, expansion of energy services and through operational excellence. We look for opportunities to extend the horizon of our cash flow streams to ensure predictability and sustainability. The growth of each of our business components is planned to ensure concentrations of risk are managed. The asset mix is deliberately diversified in terms of revenue source, contractual terms, exposure to industry cycles and geographic location to support overall stability. We maintain a strong balance sheet to ensure we can execute quickly when prudent opportunities are presented.

Our strategy of dominating the midstream energy business, linking and controlling as many of the components as we can along the energy value chain is fundamental to value creation in the midstream business.

Midstream Energy Value Chain



Energy Services
Power
Gas
Gathering
Processing
Transmission
Extraction
Wellhead
Gathering and Processing Facilities
Natural Gas Distribution
End-User

AltaGas Energy Infrastructure and Services Locations


B.C.
Alberta
Saskatchewan
Calgary
Ontario
Nova Scotia

AltaGas Three Key Operating Segments

COMPONENT	POSITION	ASSETS	KEY DRIVERS	ALTAGAS ADVANTAGE	OPPORTUNITIES
Field gathering and processing	• AltaGas is one of the top 10 Canadian processors of natural gas and one of the four largest Canadian midstream entities by assets	• Over 6,000 kilometres of gathering lines, 87 processing facilities, 28 operating areas, 913 Mmcf/d of processing capacity, 90 percent average working interest	• Function of volumes processed, fees for service	• Contractual provisions matched to processing risk, large portion of operating margin underpinned by producer commitments • Facility, customer, geographic diversity • Operational excellence, operate majority of facilities • Long life assets with a significant portion of facilities that can easily be moved • Minimal commodity price exposure	• All gas must be processed, significant infrastructure demand • Internal expansion opportunities, proven acquisition strategy • Increase facility utilization with little or no additional capital investment
Extraction	• Interests in four of the 10 ethane and NGLs extraction plants in Canada	• Four extraction plants with 539 Mmcf/d of net inlet capacity, one field fractionation facility	• Natural gas volume processed, natural gas composition, may be influenced by NGLs and natural gas prices	• Approximately 75 percent of operating margin from fixed fee or cost of service type arrangements • Majority of contracts are under long term contractual arrangements	• Modifications to increase product recoveries at facilities where AltaGas has an interest • Acquisition of interests in existing or new facilities
Transmission	• Represents a growing opportunity	• Six transmission pipelines	• Function of volumes transported	• Majority of operating margin based on long term, fixed fee contracts with volume commitments	• Construction or acquisition where AltaGas has existing gathering and processing facilities • Organic growth can be captured through the leverage of existing facilities

ENERGY SERVICES

COMPONENT	POSITION	ASSETS	KEY DRIVERS	ALTAGAS ADVANTAGE	OPPORTUNITIES
Power services In 2004, this represented over 60 percent of this segment's operating margin	• Supply six percent of Alberta's power capacity	• 478 MW of power supply of which 453 MW is through power purchase arrangements and 25 MW of gas generated power peaking capacity	• MW hours of production sold • Alberta power pool prices	• Managed commodity price exposure over time through contracts which lock in a significant portion of power margins • Long term conservatively priced power supply contracts in Alberta's deregulated power market • Power supply is from two of the lowest cost coal fired plants in Alberta • Power sourced from five independent units	• Active acquisition and development and transmission opportunities, distributed power generation projects at field gathering and processing sites
Gas services	• PremStar is one of Canada's leading energy agency businesses	• Industry expertise • Over 1,000 customers • An energy agency business managed under AltaGas, PremStar and ECNG trade names	• Volumes supplied or marketed • Fees for service	• Minimal capital required • Managed commodity price risk, fee for service revenue • Expertise in energy procurement and consulting services, energy supply and natural gas transportation and storage optimization to end use customers	• Growth in existing businesses • Opportunities for value chain optimization with other components

On October 1, 2004 AltaGas acquired substantially all of the assets, including the company names and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. (collectively PremStar).

NATURAL GAS DISTRIBUTION

COMPONENT	POSITION	ASSETS	KEY DRIVERS	ALTAGAS ADVANTAGE	OPPORTUNITIES
AltaGas Utilities Inc.	• Six percent of the Alberta natural gas distribution market	• 90 communities in Alberta, approximately 60,400 customers	• Volumes sold, weather	• Regulated cost of service, long term franchise agreements • Return on equity of 9.5 percent on an equity component of 41 percent • No commodity price risk	• Growth within existing and new franchise areas and existing franchise base
Inuvik Gas Ltd. (33.3 percent)	• The only distribution system north of the Arctic circle	• Services the town of Inuvik, NWT	• Volumes sold, weather	• Subject to light handed regulation on a complaint basis • Formula return on equity	• Positioned for northern development
Heritage Gas Limited (24.9 percent)	• First natural gas distribution franchise serving Nova Scotia	• Six counties in Nova Scotia including the Halifax Regional Municipality	• Volumes sold, weather	• Regulated cost of service • Return on equity of 13 percent on an equity component of 45 percent	• Greenfield opportunity – initial infrastructure will be built over ten years



ENERGY SERVICES



NATURAL GAS DISTRIBUTION




2004 Business Component Operating Margin
28%
35%
13%
8%
5%

Operating Margins

Gathering and Processing represents the largest business segment and generated [illegible] percent of our operating margin in 2004, compared to [illegible] percent from Energy Services and [illegible] percent from Natural Gas Distribution.

Our diversity of businesses along the energy value chain safeguards distributions, provides overall stability to cash flow and earnings and enables us to manage risk.


Invested Capital
Invested Capital ($ millions)
1,000
800
600
400
200
2004

Invested Capital

Over the past [illegible] years AltaGas has invested carefully and strategically in assets within the midstream sector. Today those assets are valued at over $[illegible] billion and stretch across Canada, providing us with a dominant position in the midstream sector.


2004 Cash Flow Horizon (years)
Net Book Value (%)
100
80
60
40
20
0
5
10
15

Cash Flow Horizon

Our investment strategy has been carefully managed with the intent of building a strong underlying cash flow base. Our existing assets will generate cash flow out as far as 30 years.

Financial and Operating Highlights

($ millions except per unit amounts)	2004	2003	% Change
Revenue	859.2	710.6	21
Net revenue [1]	249.8	219.9	14
EBITDA [1] [2]	133.4	121.9	9
EBITDA per basic unit	$ 2.70	$ 2.68	1
Net income	65.8	38.3	72
Net income per basic unit	$ 1.33	$ 0.84	58
Funds generated from operations [1]	108.6	90.2	20
Funds generated from operations per basic unit	$ 2.20	$ 1.98	11
Total assets	1,108.6	919.3	21
Shareholders' equity	483.5	363.3	33
Total debt	359.5	396.9	(9)
Units/shares outstanding at year end (millions)	53.2	45.7	16
Units/shares outstanding for the year end (millions)			
Basic	49.4	45.5	9
Key Ratios			
Interest coverage (times)	4.3	3.8	NA
Debt as percent of total capitalization	42.6	52.2	NA
ROE (percent, average for the year)	15.7	10.9	NA
ROC (percent, average for the year)	11.6	11.1	NA

[1] Non GAAP financial measures. See discussion on page 25

[2] Earnings before interest, taxes, depreciation and amortization

Certain comparative figures have been reclassified to conform to the current financial presentation


Total Assets ($ millions)
591.1
721.1
804.8
919.3
1,108.6
00
01
02
03
04


Net Income Per Unit ($/basic unit)
0.46
0.50
0.70
0.84
1.33
00
01
02
03
04


Unitholders' Equity ($ millions)
250.6
251.8
335.6
363.3
483.5
00
01
02
03
04

Chairman's Message to Unitholders

> Our unitholders were rewarded with a 2004 total unitholder return of 54 percent. With over $1.0 billion in assets across Canada, market capitalization of $1.2 billion and enterprise value of $1.6 billion, AltaGas has become a truly national, integrated energy business.

The combination of the right assets and the right people continues to be a winning formula for AltaGas. Our strategic positioning of assets throughout the energy value chain, expertly managed and optimized by our talented team, delivered the 11th successive year of record net earnings and funds from operations. Our unitholders were rewarded with a 2004 total unitholder return of 54 percent. With over $1.0 billion in assets across Canada, market capitalization of approximately $1.2 billion and enterprise value of close to $1.6 billion, AltaGas has become a truly national, integrated energy business.

The 2004 year was a significant milestone in the strategic, operational, and financial evolution of AltaGas. Our transition to a trust on May 1 was effected efficiently. Our assets are ideally suited to a trust structure and our operating model, which remains the same as when we were a corporation, works exceedingly well as a Trust. Industry conditions during the year provided AltaGas with an excellent platform for strong financial performance and for internal expansion and new project development. We also grew through strategic acquisitions and expansions in our three business segments. The most significant additions were the acquisitions of the businesses of PremStar Energy Canada Ltd.; 25 MWs of gas generated power peaking capacity in Alberta, which provided diversification to our coal generated power portfolio; and the 48 2/3 percent interest in the Edmonton ethane extraction plant (EEEP) which added 190 Mmcf/d of extraction capacity. In total we invested $130.2 million in 2004.

We closed 2004 with increased liquidity and financial flexibility. We issued $88.5 million in Trust units in June 2004. We also implemented Premium Distribution™, Distribution Reinvestment, and Optional Unit Purchase Plans for eligible holders of units. The successes of these transactions reflect the strength of AltaGas in the eyes of the investment community. At year end our balance sheet was very strong with debt as a percent of total capital at 43 percent, below our target levels.

In August and September Enbridge Inc. successfully sold its 36 percent interest in AltaGas into the open market. Enbridge was a good financial investor for AltaGas and over the past five years received significant return from its investment in AltaGas. I wish to thank the Enbridge nominees to the Board of Directors of the past five years: Stephen Letwin, Bonnie DuPont and Richard Bird for their wisdom, support and hard work.

We will focus on opportunities that can be linked to existing assets and services to increase overall value through enhanced efficiency and utilization.

Looking forward, as a Trust we do not expect our growth prospects or growth strategies to change. We will continue to concentrate on reducing business risk, on enhancing earnings potential and predictability and on long-term unitholder value. We will continue to deliberately grow AltaGas through acquisitions, organic growth of existing assets, and expansion of energy services. We expect growth to occur in each of our businesses and we are very confident of our ability to continue to successfully and sustainably grow AltaGas' asset base, earnings and cash flow.

We will focus on opportunities that can be linked to existing assets and services to increase overall value through enhanced efficiency and utilization. A recent example is our acquisition of PremStar, one of Canada's leading energy agency businesses; its addition expands our gas services business across Canada. The addition of this strong team of energy professionals, based primarily in Ontario, has opened up new growth opportunities in that market and our existing markets. We have already begun to realize additional benefits by processing PremStar volumes through one of our Empress extraction facilities, enhancing our share of revenues from that facility.

In acquiring assets, AltaGas remains focused on selected Canadian and northern United States natural gas and power markets where our assets, stakeholder relationships and market knowledge can provide us with the most attractive growth opportunities.

We believe that North America's natural gas producing regions will continue to require significant investment in drilling and field development to support current levels of production and that natural gas prices will remain high. North American power demand has grown steadily for many decades and we expect it will continue to grow well into the future. We have a fundamental view that market prices for power, over the long run, have to support the construction of new and more environmentally friendly generation to meet new demand and replace retiring assets. This translates into opportunity for AltaGas. We understand the importance of physically linking energy supply to market and as we grow our integrated energy business, we expect to expand our reach to markets throughout North America. We will also consider expansion of our business along the energy value chain into new businesses including power transmission and oil processing and upgrading.

Growth continues to be an important part of AltaGas' strategy and growth must be balanced by returns on equity and enhancing long-term unitholder value. We will remain focused on executing those financial and business strategies which will maintain the profitable growth that characterized AltaGas as a company. We are committed to the strong financial performance and earnings per unit growth necessary to safeguard future distributions for our unitholders.

At the time of our conversion to a Trust, AltaGas management and Board established a $0.15 per unit monthly distribution on the basis that that amount was manageable through our seasonality and sustainable on an annual basis with our current businesses. The full year impact of the EEEP, PremStar and the power peaking plant acquisitions, facility expansions, and 2004 maintenance capital projects that will improve efficiencies at our facilities, will contribute to increased cash flow in 2005.

While there can be no question our assets have performed extremely well over the past 11 years and that they will continue to do so in the future, I have to emphasize the reason for our continued successful performance is the team of people who add value every day to our businesses through their expertise and dedication. AltaGas is much more complex than when we started up in 1994. To manage that complexity we have, over time, transitioned our employee base through acquisitions, strategic new hires, and an emphasis on training. We offer all staff opportunities on site for ongoing skill upgrading in many areas, from leadership and team development to financial analysis and negotiating, and we financially support offsite continuing education programs. Today, our close to 600 employees provide an extremely competent, highly skilled pool of expertise.

We are committed to these employees and to continuous learning, good governance, the safety of our people, and the preservation of our environment. Our corporate governance practices are guided by the highest standards of the regulatory authorities and by strict adherence to best in class practices set by the Governance committee of the Board of Directors.

Management, with the full support of the Environment and Safety committee of the Board of Directors, has committed AltaGas' operations, safety and environment standards to be best in class. We annually conduct safety and environmental third party audits using industry-accepted criteria. Evidence of our efforts is seen in AltaGas Utilities being awarded the Canadian Gas Association Safety Award for three of the past four years; as well, all of our field gathering and processing operating areas will receive the Gas Processing Association of Canada Safety Awards for no lost-time accidents in 2004. Early in 2005 AltaGas announced plans for our largest single community donation ever through a partnership with the Alberta Shock Trauma Air Rescue Society (STARS). The donation will not only help expand the reach and speed of response of this critical service, but also enhances the safety of our field staff by registering our field sites with STARS.

In 2004 AltaGas received recognition on many fronts. In December we were nominated for the prestigious Platt's Global Energy Company of the Year award. This nomination truly recognized the great job done by the AltaGas employees over many years.

AltaGas is committed to the reduction of greenhouse gas emissions. We believe there are many profitable investment opportunities which combine increasing energy production with reduction of greenhouse gas emissions. One example is our recent $5.5 million investment in the construction of a gas conservation processing plant near Shaunavon, Saskatchewan. This processing plant is expected to reduce CO_2 by 18 kilotonnes annually.

In 2004 AltaGas received recognition on many fronts. In December we were nominated for the prestigious Platt's Global Energy Company of the Year award. This nomination truly recognized the great job done by AltaGas employees over many years. I am very pleased that our employees have been recognized for their efforts and I am proud of what they have accomplished on behalf of our stakeholders. 2004 was also the third year we were named as one of Canada's fastest growing companies, the fifth consecutive year we ranked as one of Alberta's fastest growing companies and the third consecutive year that AltaGas was named one of Canada's top 100 employers. It was also our fifth consecutive year and ninth overall year to receive a Platinum Award for participation in Calgary's annual United Way Campaign.

As part of the continuing development of our organization, the Board of Directors has appointed effective March 2, 2005, Allan Edgeworth and Robert Hodgins to the Board. Mr. Edgeworth and Mr. Hodgins fill the vacancies created when the Enbridge nominee directors stepped down following the sale of Enbridge's investment in AltaGas. We also continue to finalize the process to identify candidates to replace me as Chief Executive Officer when I step down, which I currently plan to do in 2006.

AltaGas is in excellent shape with an outstanding team of people, a strong asset base and abundant opportunities for growth. We have the breadth and depth throughout AltaGas to continue strategic and profitable growth.



David W. Cornhill
Chairman of the Board and Chief Executive Officer


AltaGas



ALTAGAS The Right People

AltaGas' continued success is driven by our team of people who add value every day to our business through their expertise and dedication. Today, our close to 600 employees provide an extremely competent and highly skilled pool of resources.

The right assets, the right people... the right choice.

AltaGas The Right People

















Our employees' dedication, innovation and hard work have played a significant role in delivering our 11th successive year of record net earnings and funds from operations.

President and Chief Operating Officer's Message to Unitholders

> We achieved 'step change' improvements in our operational performance, significantly expanded our portfolio of assets, added new business to our value chain and converted to an income trust in 2004.

AltaGas took several major steps forward in 2004 on our journey to become one of Canada's great energy infrastructure businesses. We achieved 'step change' improvements in our operational performance, significantly expanded our portfolio of assets, added new business to our value chain and converted to an income trust. The year 2004, our 11th year of operation, will truly be remembered as a crossroads for our customers, investors and employees. I am very proud of AltaGas' strong position from an operational standpoint, and credit goes to our employees who worked very hard over the year to capitalize on opportunities and position us for future success.

BUILDING ON OPERATIONAL EXCELLENCE

Operational excellence is a major focus throughout AltaGas. I believe the secret to success in implementing a winning formula across our value chain lies in two key principles of communication and teamwork plus a focus on our customers' needs.

In 2003, we established initiatives to streamline information management, upgrade asset management practices, specify information technology improvements and bolster our human resources. During 2004, we converted all of that creativity, critical thinking and planning into action. Today, throughout our organization employees have a better understanding of our business drivers, objectives and strategy. Through structured communication between our business segments, we are identifying synergies and achieving value gains across our portfolio of assets.

At AltaGas we are firmly committed to reaching new levels of customer service. During the year our operations team invested a significant amount of time identifying priorities and understanding our customers' drivers for each operational area. These activities included setting performance objectives on reliability, response time and effective decision making. From our managers to our field staff our employees are now supported by analytical and forecasting tools to improve their ability to anticipate problems and think ahead. As a result of all their hard work, we are very well positioned for 2005.

ALTAGAS

The Right Assets





In 2004, we enhanced our position in the Alberta power market. To add further operational flexibility to our coal-based power purchase arrangements (PPAs), we acquired 25 MW of fast-response peaking capacity through a long-term lease arrangement. This acquisition provides AltaGas both an opportunity to earn additional revenues during high-priced periods, and provides some backstopping to outages in our hedged power portfolio. This acquisition is an excellent example of our people constantly looking for ways to improve earnings and manage risk – the right people with the right assets making the right choices.

KEEPING SAFETY AND THE ENVIRONMENT OUR FIRST PRIORITY

It is equally important to highlight our commitments to safety and the environment. In our 2003 annual report, I spoke about our focus on safety and stressed the importance safety would have in our business planning and execution. We made meaningful improvements in our safety programs in 2004. David Cornhill's letter speaks of many safety achievements over the year, in particular the excellence shown in our gas utility business, AltaGas Utilities. The commitment to safety by AltaGas and our employees is demonstrated by our safety record. Our people in the field have shown great determination to follow our policies and programs strictly and as a result we continue to lessen our safety-related incidents and lower our lost-time accident rate to an industry-leading level. In addition, we have improved the results of our safety audits, which are performed by independent consultants, to reach best in class status.

In the area of environmental stewardship, we are honoured that the Alberta Energy and Utilities Board recently recognized AltaGas for our exemplary performance on environmental matters during 2004. In an industry that deals with products and materials that require careful environmental management, we are pleased to say that we continue to move in the right direction.

When you look across our impressive portfolio of assets, it is clear that we have come a long way in our drive to be recognized for operational excellence. Furthermore, we have a stong platform for continued growth for our unitholders as we diligently and confidently expand our skill base, develop best in class business processes and strengthen the financial viability of our assets through risk diversification.

I like to think our recipe for success is one part assets, two parts solid operational practices and three parts our high-quality workforce. With a recipe like that, we will continue to deliver the results expected by us in a well-managed, safe and environmentally sensitive manner.

Gary Holden
President and Chief Operating Officer





Moving energy to create value is what we do. In our 11 years of business we have grown from $37,000 in assets and 20 people to $1 billion in assets and almost 600 employees. In the process we have defined Canada's midstream business, applying a strategy of starting small, thinking big and leaving a soft footprint. Today we are one of the largest, most diversified Canadian infrastructure-based business trusts in Canada. We continue to see opportunities to integrate services across a spectrum of energy sources where customer needs can be met.

The right assets, the right people... the right choice.


NATURAL GAS



In 2004, we successfully completed the design, development and commissioning of our new customer information and billing system. We now have all of our customer information and contracts in an integrated business tool that dramatically improves accuracy, significantly expedites the process of adding new wells and new volumes, and meets the rigorous deadlines that drive our industry.

Our customers continue to see value in doing business with AltaGas, and in fact are choosing to expand their relationship with us over building their own facilities. As our level of service further improves, the choice will become easier for our customers. In other words, we believe that by being a first-rate service provider, our business will grow. This focus will drive us as we go forward.

BUSINESS SEGMENTS UPDATE

It was a very active year for the oil and gas sector throughout the Western Canadian Sedimentary Basin. By some measures, it may have been the most active year in Alberta's long history of serving North America's energy needs. In the field gathering and processing segment AltaGas was ready to capitalize on the rapid increase in activity as our customers' success is directly linked to our performance. We connected into our field gathering and processing facilities between one and two new wells every single day, or over 420 wells during the year, an increase of 32 percent over 2003. We managed the volumetric information, contractual framework and physical integration of these new wells quickly and efficiently and in an operationally sound manner. The well tie-ins resulted in large volume improvements at our Rainbow Lake, Doris, Bonnie Glen, Sylvan Lake, Windfall and Wabasca processing facilities.

In 2004, we spent over $20 million in expanding our gathering systems, compression sites and processing facilities to provide the services needed by our customers to move their product to market. We expanded our Marten Creek, Kirkpatrick Lake and Windfall facilities, to name a few. We also started construction of a sour gas processing plant in Shaunavon, Saskatchewan, that will eliminate the flaring of solution gas from nearby wells – a great example of our creativity and ambition to make both economic and environmental gains at the same time.

As the Alberta oil and natural gas sector continues to mature, we believe that more and more investment opportunities will present themselves to AltaGas. We will continue to expand our capabilities and extend our core skills to be well positioned to capture these opportunities as they become available. An often overlooked value of an acquisition is the pool of expertise that joins our team as a result of the transaction. Our investment in the Edmonton ethane extraction plant provided people that leverage our knowledge base and expand our operational capabilities. As operator of this facility, we have acquired a number of highly skilled experts in the extraction business in a high-quality facility in a prime location. The acquisition also allowed us to expand our relationship with an excellent partner, ATCO Midstream, and further our dealings with a leader in the industry, BP Canada, as our principal customer.

A key element of our success is to continue to build on our existing asset base and the services we provide. The addition of the PremStar businesses to our energy services offering in 2004 extends our value-chain vision to establish an even closer relationship with end-use customers. Through the acquisition we strengthened our ability to analyze downstream market conditions, improved our capability to rigorously analyze market risk and enhanced our ability to extract further margins on gas transported from Alberta to eastern markets. As we look to the future, we expect to leverage our knowledge, expertise and market position to provide growth.

(112)

Management's Responsibility for Financial Statements

Management recognizes that it is responsible for the preparation of the consolidated financial statements and is satisfied that these statements have been prepared using Canadian generally accepted accounting principles and are within reasonable limits of materiality. Further, management is satisfied that the financial information contained in this annual report is consistent with that presented in the consolidated financial statements. The Trust's internal controls and systems are designed to provide reasonable assurance that its assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information.

External auditors have been engaged by the Trust to examine the consolidated financial statements. The Audit Committee of the Board of Directors has reviewed these statements with the external auditors and management and has reported its findings to the Board. The Board of Directors, on the recommendation of the Audit Committee, has approved the consolidated financial statements contained in this report.

David W. Cornhill
Chairman of the Board and
Chief Executive Officer
of AltaGas General Partner Inc.,
delegate of the Trustee of AltaGas Income Trust

Patricia M. Newson
Chief Financial Officer
of AltaGas General Partner Inc.,
delegate of the Trustee of AltaGas Income Trust

February 14, 2005

Auditors' Report

To the Unitholders of AltaGas Income Trust

We have audited the consolidated balance sheets of AltaGas Income Trust as at December 31, 2004 and 2003 and the consolidated statements of income and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaGas Income Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Calgary, Canada
February 14, 2005

Consolidated Balance Sheets

as at December 31 ($ thousands)	2004	2003
ASSETS		
Current assets		
Cash and cash equivalents *(note 5)*	$ 2,669	$ –
Customer deposits	26,550	–
Accounts receivable	160,507	88,463
Inventory	250	1,879
Other	4,845	5,806
	194,821	96,148
Capital assets *(notes 6 and 10)*	746,729	677,911
Energy services arrangements, contracts and relationships *(note 7)*	113,102	101,035
Goodwill	18,860	18,860
Future income taxes *(note 16)*	208	208
Long-term investments and other assets *(notes 8 and 19)*	34,876	25,098
	$ 1,108,596	$ 919,260
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 144,594	$ 74,726
Distributions payable to unitholders	7,979	–
Short-term debt *(note 9)*	7,016	4,493
Current portion of long-term debt *(note 10)*	101,001	–
Customer deposits	26,550	–
Other	14,193	7,857
	301,333	87,076
Long-term debt *(note 10)*	251,462	392,358
Asset retirement obligations *(note 11)*	16,122	13,962
Future income taxes *(note 16)*	56,164	62,537
	323,748	468,857
Unitholders' equity *(notes 13 and 14)*	483,515	363,327
	$ 1,108,596	$ 919,260

Commitments *(notes 2, 7, 9, 10, 12 and 15)*

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors of AltaGas General Partner Inc. on behalf of AltaGas Income Trust:

Director

Director

Consolidated Statements of Income and Accumulated Earnings

for the years ended December 31 [$ thousands except per unit amounts]	2004	2003
REVENUE		
Operating	$ 857,419	$ 709,766
Other	1,800	838
	859,219	710,604
EXPENSES		
Cost of sales	609,449	490,747
Operating and administrative	116,393	97,991
Amortization:		
Capital assets	35,609	32,317
Energy services arrangements and contracts	6,217	5,995
	767,668	627,050
Operating income	91,551	83,554
Interest expense *(notes 9, 10 and 12)*		
Short-term debt	563	1,406
Long-term debt	20,576	20,666
Income before income taxes	70,412	61,482
Income taxes *(note 16)*	4,611	23,159
Net income	65,801	38,323
Accumulated earnings, beginning of year	131,350	93,027
Adjustment for change in accounting policy *(note 3)*	(332)	–
Accumulated earnings, end of year	$ 196,819	$ 131,350
Net income per unit *(note 14)*		
Basic	$ 1.33	$ 0.84
Diluted	$ 1.31	$ 0.84

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

for the years ended December 31 ($ thousands)	2004	2003
CASH FROM OPERATIONS		
Net income	$ 65,801	$ 38,323
Items not involving cash:		
Amortization	41,826	38,312
Accretion of asset retirement obligations	1,094	920
Stock option compensation *(note 3)*	2,490	–
Future income taxes (recovery)	(3,104)	12,572
Loss (gain) on sale of assets and investments	53	(371)
Equity income	(1,930)	(719)
Distributions from equity investments	1,976	903
Other	378	236
Funds generated from operations	108,584	90,176
Net change in non-cash working capital *(note 17)*	39,122	6,292
	147,706	96,468
INVESTING ACTIVITIES		
Increase in customer deposits	(26,550)	–
Acquisition of capital assets	(94,786)	(44,245)
Disposition of capital assets	157	1,370
Acquisition of energy services arrangements and contracts	(12)	(25)
Acquisition of long-term investments and other assets	(13,693)	(18,612)
Disposition of long-term investments and other assets	3,444	1,331
	(131,440)	(60,181)
FINANCING ACTIVITIES		
Decrease in short-term and long-term debt	(51,479)	(22,647)
Dividends	(5,051)	(17,292)
Distributions to unitholders	(53,672)	–
Costs of issuing units on conversion *(note 14)*	(8,620)	–
Net proceeds from issuance of units and common shares *(note 14)*	105,225	3,652
	(13,597)	(36,287)
Change in cash and cash equivalents	2,669	–
Cash and cash equivalents, beginning of year	–	–
Cash and cash equivalents, end of year	$ 2,669	$ –

See accompanying notes to the consolidated financial statements

(tabular amounts in thousands of dollars)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (AltaGas or the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of trust units or exchangeable units on a one for one basis. These audited consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures are those of ASI while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to December 31, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Significant accounting policies are summarized below:

Basis of Presentation

These consolidated financial statements include the accounts of AltaGas Income Trust and all of its wholly-owned subsidiaries, and its proportionate interests in the ASTC Power Partnership, Heritage Gas Limited and Inuvik Gas Ltd. Transactions between the Trust, wholly-owned subsidiaries and the proportionate interests are eliminated on consolidation.

The Trust's subsidiary, AltaGas Utilities Inc. is engaged in the distribution and sale of natural gas in various communities located within the province of Alberta and is regulated by the Alberta Energy and Utilities Board (AEUB). These regulations cover such matters as tariffs, rates, construction, operations, financing and accounting. AltaGas Utilities Inc.'s accounting policies conform to generally accepted accounting principles in the utility industry and reflect the policies established from time to time by the AEUB.

The Trust has entered into joint venture arrangements, and accordingly the accounts reflect only the Trust's proportionate interest in these activities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with maturities less than three months.

Customer Deposits

Cash deposited by customers under the terms of natural gas and power marketing contracts is invested in short-term deposits with a Canadian Chartered bank. These funds are restricted and are not available for general use by the Trust. The offsetting liability is classified as customer deposits within current liabilities.

Inventory

Materials and supplies are valued at the lower of average cost and replacement cost. Natural gas inventories are valued at the lower of cost or current market values.

Capital Assets and Amortization

Capital assets are recorded at cost plus interest incurred during the construction period to finance long-term construction projects. The allowance for funds used during the construction of regulated natural gas distribution assets is capitalized at rates authorized by the regulatory authorities in Alberta and Nova Scotia.

Contributions in aid of construction of natural gas distribution assets are deducted from the cost of acquiring capital assets, with subsequent amortization calculated on the net cost. Repairs and maintenance costs are expensed in the period incurred.

The Trust amortizes the cost of capital assets, net of salvage value, on a straight-line basis based on the estimated useful life of the assets except for regulated natural gas distribution assets, where amortization is calculated on a straight-line basis at rates approved by the regulatory authority.

Gathering and Processing	
Gathering and processing assets	15 – 40 years
Other assets	1 – 5 years
Energy Services	
Energy services assets	8 – 20 years
Capital lease	10 years
Other assets	1 – 5 years
Natural Gas Distribution	
Natural gas distribution assets	0.8 – 21.2 percent
Other assets	2.5 – 33.3 percent

AltaGas follows the full cost method of accounting for oil and gas exploration and development activities. Capitalized costs are accumulated in a single cost centre and amortized to income on a unit of production basis over the estimated production life of proved reserves.

Leases are classified as either capital or operating. Leases which transfer substantially all the benefits and risks of ownership of property to AltaGas are accounted for as capital leases. Capital leases are accounted for as assets and are amortized on a straight-line basis over the lease term. The capital lease obligations reflect the present value of future lease payments. The finance element of the lease payments is charged to income over the term of the lease. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year; otherwise the principal is included as a long-term liability.

Energy Services Arrangements, Contracts, Relationships and Amortization

Energy services arrangements, contracts and relationships are recorded at cost which was fair value at the time of purchase, and are amortized on a straight-line basis over their term or estimated useful life:

Sundance Power Purchase Arrangements (PPAs)	19 years
Natural gas and power marketing contracts	18 months
Energy services relationships	15 years

AltaGas owns 50 percent of two Sundance B PPAs through its interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchase all of the power from the 706 megawatt capacity Sundance generating units. The investment in the PPAs and their revenue and expenses thereunder are recorded on a proportionate basis. The Sundance B PPAs are the right to the committed generating capacity of two regulated Alberta generating units and required a capital outlay to acquire. The Trust is obligated to make payments to the owners of the underlying generating units over the remaining terms of the PPAs to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed power is recorded when delivered.

The Genesee energy contract is the right to generating capacity at a regulated Alberta generating unit for a three year period ending March 31, 2006 which required no capital outlay but includes monthly capacity charges, which amounts are recorded as cost of sales. Revenue from the sale of the committed power is recorded when delivered.

The Marketing service arrangements and contracts are the rights and obligations to buy and sell fixed volumes of natural gas and power at contracted prices. Revenue and expenses are recorded when delivered.

Energy services relationships were purchased along with substantially all of the assets and liabilities of PremStar Energy Canada Ltd., ECNG Inc. and Energistics Group Inc. and are recorded at fair value and amortized on a straight-line basis commencing with the termination of the related short-term contracts over the 15 year expected useful life of the relationships.

Goodwill

Goodwill represents that portion of the purchase price of the Suffield natural gas pipeline system which was in excess of the fair value of the net assets acquired. Goodwill is not subject to amortization but is tested at least annually for impairment by comparing the fair value of the natural gas transmission component with its book value.

Long-Term Investments and Other Assets

Investments in entities in which AltaGas has the ability to exercise significant influence are accounted for by the equity method. Other long-term investments are recorded at cost. Any other than temporary impairment in value of an investment is charged against income when determined.

Asset Retirement Obligations

The Trust recognizes asset retirement obligations in the period in which the obligation is incurred and a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and are depreciated over the estimated useful life of the asset. The liability is increased due to the passage of time over the estimated period until the settlement of the obligation, with an offsetting charge to accretion expense in the income statement.

In the Natural Gas Distribution and Gathering and Processing segments, certain of AltaGas' assets have an indeterminate life and thus a future retirement obligation is not recognized.

Derivative Instruments

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates. These contracts are designated as hedges when the underlying risks of the hedged and hedging instruments offset to manage the Trust's exposure. Gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction. If financial derivative contracts cease to be effective as hedges or if the hedge relationship is terminated, any cumulative gains or losses arising prior to such time continue to be deferred over the period of the original hedged transaction and subsequent changes in the fair value of the derivative contracts are recognized as adjustments to income. The effectiveness of hedges is tested quarterly to ensure the correlation of the underlying risks.

AltaGas enters into commodity derivative contracts for the future delivery of commodities at fixed prices. These contracts are not recognized in the financial statements until they are settled.

Revenue Recognition

Revenue for gathering and processing services is recorded as the services are rendered. Energy marketing and natural gas distribution revenue are recognized at the time the product is delivered.

Unit Based Compensation Plans

The Trust follows the fair value method of accounting for trust unit options granted during the year. Unit options are valued at the date of the grant and recognized as compensation expense over the vesting period of the options. Consideration received by the Trust on exercise of the option rights is credited to unitholders' capital.

AltaGas has an incentive phantom unit plan which requires settlement by cash payments. During the graded vesting period, compensation expense is recognized using the liability method and is recorded as operating and administrative expense over the life of the vesting period. A change in value of the phantom units is recognized in the period the change occurs.

Pension Plans and Retirement Benefits

The cost of defined benefit pension and other retirement benefits is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The current service cost of the benefit is the sum of the individual current service costs, and the accrued benefit obligation is the sum of the accrued liabilities for all participants.

For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The cumulative net actuarial gain or loss at the beginning of the year in excess of 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized on a straight-line basis over the average remaining service life of the active employees. The average remaining service periods of the active members covered by the pension plans and other retirement benefits plans are 14 to 16 years. Transitional obligations are being amortized on a straight-line basis over the remaining service life of active employees. Past service costs resulting from plan amendments are amortized on a straight-line basis over the average remaining service life of active employees for the respective plan.

Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with its Trust indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made for AltaGas Income Trust.

Except for rate-regulated natural gas distribution subsidiaries, income taxes are calculated in the subsidiary companies of the Trust using the liability method of tax accounting. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are anticipated to be in effect in the periods in which the differences are expected to be settled or realized.

Income taxes in the rate regulated natural gas distribution subsidiaries are provided using the taxes payable method approved by the regulatory authorities. In accordance with regulated accounting, provision is made only for those income taxes currently payable and no future tax is recorded on the differences between the financial reporting and tax basis of assets and liabilities.

Per Unit Information

Basic net income per unit is calculated on the basis of the weighted average number of trust and exchangeable units outstanding during the year. Diluted net income per unit is calculated as if the proceeds obtained upon exercise of options were used to purchase units at the average market price during the year.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

3. CHANGES IN ACCOUNTING POLICY

Effective January 1, 2004 the Trust retroactively adopted the fair value method of accounting for stock or unit options approved by the Canadian Institute of Chartered Accountants. This change in accounting policy resulted in a reduction of opening accumulated earnings for 2004 of $0.3 million and an increase to contributed surplus.

Stock option compensation expense charged to operating and administrative expense for the year ended December 31, 2004 is $2.5 million with a corresponding increase to contributed surplus. No compensation expense is recorded for stock options issued prior to January 1, 2002.

Previously, AltaGas accounted for stock based compensation using the intrinsic value method of accounting. No compensation expense was recognized for stock options granted, but it was disclosed on a proforma basis in the notes to the consolidated financial statements. Proceeds received on the exercise of stock options was credited to unit capital.

4. ACQUISITIONS

On October 6, 2004 AltaGas acquired substantially all of the assets and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for $21.9 million including acquisition costs. Consideration paid was $1.5 million cash and trust units with an ascribed value of $19.0 million issued from treasury. The acquisition was accounted for using the purchase method, whereby assets acquired are recorded at fair value and the results are included in these consolidated financial statements from the date of acquisition. The allocation of the purchase price has not been finalized and may be subject to adjustment.

Net Assets Acquired		
Working capital	$	2,568
Capital assets		905
Energy services arrangements and contracts		1,839
Energy services relationships		16,548
		21,860
Net acquisition costs		(1,341)
	$	20,519

5. CASH AND CASH EQUIVALENTS

	2004	2003
Cash on hand and balances with banks	$ 1,919	$ –
Short-term investments	750	–
Cash and cash equivalents	$ 2,669	$ –

The effective interest rate on short-term investments was 1.8 percent.

6. CAPITAL ASSETS

	2004			2003		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Gathering and Processing						
Gathering and processing assets	$695,292	$111,024	$584,268	$621,817	$ 88,599	$533,218
Other assets	10,969	4,282	6,687	7,550	1,480	6,070
Energy Services						
Energy services assets	28,913	9,999	18,914	27,910	7,857	20,053
Capital lease	13,798	457	13,341	–	–	–
Other assets	2,831	1,466	1,365	2,515	1,101	1,414
Natural Gas Distribution						
Natural gas distribution assets	165,557	60,394	105,163	157,062	54,606	102,456
Other assets	26,625	9,634	16,991	25,515	10,815	14,700
	$943,985	$197,256	$ 746,729	$842,369	$164,458	$677,911

Interest capitalized on long-term capital construction projects for the year ended December 31, 2004 was $0.2 million (2003 – $0.2 million). At December 31, 2004 the Trust had spent approximately $24.9 million (2003 – $13.4 million) on capital projects under construction that were not yet subject to amortization.

7. ENERGY SERVICES ARRANGEMENTS, CONTRACTS AND RELATIONSHIPS

	2004			2003		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Energy services arrangements and contracts	$115,217	$ 18,663	$ 96,554	$113,367	$ 12,332	$101,035
Energy services relationships	16,548	–	16,548	–	–	–
	$131,765	$ 18,663	$ 113,102	$113,367	$ 12,332	$ 101,035

The amortization of the energy services relationships will begin on April 1, 2006.

8. LONG-TERM INVESTMENTS AND OTHER ASSETS

	2004	2003
Common shares of public companies	$ 475	$ 825
Common shares of private companies	696	841
Equity accounted investments in units of a public partnership	30,665	17,925
Equity accounted investments in common shares of private companies	–	654
Advances *(note 20)*	–	2,335
Other	3,040	2,518
	$ 34,876	$ 25,098

At December 31, 2004 the quoted market value of the holdings of public entities was approximately $45.9 million (2003 – $22.1 million). The fair market value of investments in private companies is not reasonably determinable.

The Trust owns approximately 18.9 percent of Taylor NGL Limited Partnership (Taylor), which is accounted for by the equity method.

9. SHORT-TERM DEBT

At December 31, 2004 the Trust, through AltaGas Holdings Limited Partnership No. 1, held a $50.0 million (2003 held by AltaGas Services Inc. – $50.0 million) unsecured demand operating credit facility with a Canadian chartered bank. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. At December 31, 2004 the Trust had prime loans of $7.0 million and letters of credit of $6.9 million (2003 – $4.4 million and $14.6 million respectively) outstanding against the facility.

At December 31, 2004 the Trust, through AltaGas Holdings Limited Partnership No. 1, held a $75.0 million (2003 held by AltaGas Services Inc. – $75.0 million) unsecured 364 day extendible revolving term letter of credit facility with a Canadian chartered bank. The facility has a maturity date of November 28, 2005 and can be extended for 364 days from the maturity date. AltaGas may borrow up to $25.0 million by way of prime loans, US base rate loans, Libor loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At December 31, 2004 the Trust had drawn debt of nil (2003 – $0.1 million) and letters of credit of $28.7 million (2003 – $11.9 million) outstanding against the extendible revolving term letter of credit facility.

The prime lending rate at December 31, 2004 was 4.25 percent (2003 – 4.50 percent). The average rate on the Trust's outstanding bankers' acceptances at December 31, 2004 was 3.86 percent (2003 – 4.00 percent).

10. LONG-TERM DEBT

	2004	2003
Operating loans	$ 239,210	$ 292,358
Capital lease obligation	13,253	–
Medium term notes	100,000	100,000
	$ 352,463	$ 392,358
Less current portion	101,001	–
	$ 251,462	$ 392,358

Operating Loans

At December 31, 2004 the Trust, through AltaGas Holdings Limited Partnership No. 1, held a $300.0 million (2003 held by AltaGas Services Inc. – $300.0 million) unsecured extendible revolving term credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, US base rate loans, Libor loans, bankers' acceptances or documentary credits. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw. The facility has a maturity date of November 28, 2005 and can be extended for an additional year at that time or the facility can be converted by the Trust to a two year term loan. The term loan is repayable over the two year period or at the end of the two year term, depending on the senior unsecured debt rating of the Trust or certain subsidiaries or partnerships of the Trust. At December 31, 2004 the Trust had drawn bankers' acceptances of $239.0 million (2003 – $289.0 million) outstanding against the facility.

Medium Term Notes

A short form shelf prospectus was filed on January 10, 2003 to renew for a two year period the medium term note (MTN) program initiated on September 27, 2000. MTNs may be issued in an aggregate principal amount of up to $250.0 million at prices and terms determined at the time of issue. On October 4, 2000, $100.0 million of 7.28 percent MTNs were issued pursuant to the program. Interest is payable semi-annually and the principal is due on October 4, 2005. On May 1, 2004 AltaGas Operating Partnership assumed all of the obligations, indebtedness and liabilities of AltaGas Services Inc. pursuant to the MTN Trust Indenture dated September 27, 2000, the First Supplemental Indenture dated May 1, 2004 and the MTNs.

Capital Lease Obligation

On September 1, 2004 the Trust entered into a 10 year capital lease with an option to extend the term for an additional 15 years. The lease has payment commitments over the next five years as follows:

2005	$ 1,878
2006	1,878
2007	1,878
2008	1,878
2009	1,878
Thereafter	8,769
	18,159
Less imputed interest at 6.85 percent	(4,906)
Present value of minimum lease payments	13,253
Less current portion	(1,001)
	$ 12,252

Interest expense on capital leases amount to $0.3 million (2003 – nil).

11. ASSET RETIREMENT OBLIGATIONS

	December 31, 2004	December 31, 2003
Balance, beginning of year	$ 13,962	$ 12,925
New obligations in the year	1,066	117
Accretion expense	1,094	920
Balance, end of year	$ 16,122	$ 13,962

AltaGas estimates the undiscounted cash required to settle the asset retirement obligations is $49.1 million (2003 – $45.0 million). The asset retirement obligations have been recorded in the financial statements at estimated values discounted at rates between 7.6 percent and 8.5 percent and are expected to be incurred between 2010 and 2040. The majority of the costs are expected to be incurred between 2025 and 2035. No assets have been legally restricted for settlement of the estimated liability.

12. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust issues short and long-term debt, and purchases and sells natural gas and power commodities. These activities result in exposures to fluctuations in interest rates and commodity prices. The Trust uses financial derivative instruments that result in cash settlements to manage the price or cash flow risk that results from these activities. The Trust does not make use of derivative instruments for speculative purposes.

The fair values of financial derivatives have been estimated using year-end market rates. These fair values approximate the amount that the Trust would receive or pay if the instruments were closed out at these dates.

Commodity Price Risk Management

Under the PPAs AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at spot prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. At December 31, 2004 the Trust had no intention to terminate any contracts prior to maturity.

At December 31 the Trust had the following contracts outstanding:

Derivative instruments	Fixed Price (per MWh)	Period (months)	Notional Volume (MWh) Sales	Purchases	Fair Value
2004					
Swaps and collars	$41.50 to 63.25	3 to 12	2,440,573	–	$ 1,307
Swap	$ 55.77	156	–	341,856	$ (2,099)
2003					
Swaps and collars	$41.50 to 52.00	12 to 15	2,531,176	–	$ (17,834)
Swap	$ 56.43	168	–	368,064	$ (3,394)

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. The Trust has no intention of terminating any swap agreements prior to maturity.

At December 31 the Trust had the following contracts outstanding:

Interest rate swaps	Period (months)	Principal	Weighted Average Interest Rate	Fair Value
2004	3 to 51	$ 200,000	3.93%	$ (1,797)
2003	3 to 60	$ 180,000	4.21%	$ (1,576)

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Trust has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with credit worthy counterparties in accordance with established credit policies and practices. At December 31, 2004 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial contracts.

13. UNITHOLDERS' EQUITY

	December 31, 2004	December 31, 2003
Unitholders' capital *(note 14)*	$ 386,638	$ 268,040
Contributed surplus *(note 3)*	2,823	–
Accumulated earnings	196,819	131,350
Accumulated dividends	(41,114)	(36,063)
Accumulated unitholders' distributions declared	(61,651)	–
	$ 483,515	$ 363,327

For the year ended December 31, 2004 $5.1 million (2003 – $17.3 million) of dividends and $53.7 million (2003 – nil) of distributions were paid by the Trust.

14. UNITHOLDERS' CAPITAL

Authorized December 31, 2003

- an unlimited number of common shares without nominal or par value
- an unlimited number of preferred shares without nominal or par value

Authorized December 31, 2004

- an unlimited number of trust units redeemable for cash at the option of the holder
- an unlimited number of AltaGas Holding Limited Partnership No. 1 (LP1) class B limited partnership units which are exchangeable into trust units on a one for one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of LP1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder.
- an unlimited number of AltaGas Holding Limited Partnership No. 2 (LP2) class B limited partnership units which are exchangeable into trust units on a one for one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of LP2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Common shares issued and outstanding:

	Number	Amount
December 31, 2002	36,237,092	$ 175,326
Issued for cash on exercise of options	471,752	3,652
Issued for compensation	8,000	98
December 31, 2003	36,716,844	179,076
Common shares issued for cash on exercise of options	209,449	1,752
Common shares issued for compensation	2,000	39
Common shares issued on conversion of preferred shares	9,000,000	88,964
Common shares repurchased and cancelled on trust conversion	(45,928,293)	(269,831)
December 31, 2004	–	–

Preferred shares issued and outstanding:

	Number	Amount
December 31, 2002	9,000,000	88,964
December 31, 2003	9,000,000	88,964
Converted to common shares	(9,000,000)	(88,964)
December 31, 2004	–	–

Trust units issued and outstanding:

	Number	Amount
December 31, 2003	–	–
Units issued on conversion (net of $5.6 million of after tax conversion costs)	33,668,068	194,073
Units issued on public unit offering (net of $4.7 million of issuance costs)	4,730,000	83,760
Units issued on purchase of assets	993,789	18,961
Units issued for cash on exercise of options	1,022,127	9,638
Units issued under distribution reinvestment program	521,326	10,038
Units issued for exchangeable units	8,889,931	50,879
December 31, 2004	49,825,241	367,349
Exchangeable units issued and outstanding:		
December 31, 2003	–	–
Issued by LP1 (net of conversion costs)	3,394,216	19,426
Issued by LP2 (net of conversion costs)	8,866,009	50,742
LP1 units redeemed for trust units	(23,922)	(137)
LP2 units redeemed for trust units	(8,866,009)	(50,742)
December 31, 2004	3,370,294	19,289
Issued and outstanding December 31, 2004	53,195,535	$386,638

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At December 31, 2004 3,800,000 units were reserved for issuance under the plan. To December 31, 2004 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four year period. On May 1, 2004 subsequent to the establishment of the Trust all options granted were vested. There have been no options granted since May 1, 2004.

At December 31, 2004 outstanding options are exercisable at various dates to the year 2014 (2003 – 2013). Options outstanding under the plan have a weighted average exercise price of $9.02 (2003 – $8.74) and a weighted average remaining term of 7.44 years (2003 –7.21 years). As at December 31, 2004 the unexpensed fair value of unit option compensation cost associated with future periods was nil (2003 – $2.3 million).

Expiry date	Number of options	Exercise price
2009	10,900	$7.00
2010	8,000	$5.20
2011	146,075	$6.09 – 7.25
2012	92,250	$6.50 – 9.75
2013	61,386	$9.48 – 15.05
2014	30,800	$15.14 – 15.87
	349,411	

	2004		2003	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Stock options outstanding, beginning of year	1,506,362	$ 8.74	1,670,676	$ 7.66
Granted	107,000	15.07	400,638	11.76
Exercised	(1,231,576)	9.25	(471,752)	7.74
Cancelled	(32,375)	7.24	(93,200)	7.47
Unit options outstanding, end of year	349,411	$ 9.02	1,506,362	$ 8.74
Exercisable at end of year	349,411	$ 9.02	622,974	$ 7.75

The basic number of units outstanding for the year ended December 31, 2004 was 49.4 million (December 31, 2003 – 45.5 million ASI shares) and the diluted number of units outstanding for the year ended December 31, 2004 was 50.2 million (December 31, 2003 – 45.9 million ASI shares).

15. COMMITMENTS

Future minimum lease payments under operating leases for office space, office equipment and automotive equipment are estimated as follows:

2005	$ 3,392
2006	3,039
2007	2,628
2008	145
2009	31
	$ 9,235

Under the terms of a 1997 long-term gas supply contract the Trust is committed to supply natural gas for prices ranging from $2.12/Mcf in 2004 to $2.40/Mcf by contract expiry in 2009. The Trust contracted with several producers to provide the volumes for the term of the 10 year contract. One of those producers defaulted in 1999 on its obligation under its gas supply contract, resulting in the delivery commitment for 2,845 Mcf/d being assumed by the Trust. The Trust owns natural gas reserves as a hedge against the obligation under this supply contract. The natural gas produced from these reserves is in excess of the commitment under the contract.

In addition to the production from its own reserves, in 1999 the Trust acquired a right to purchase natural gas from specific reserves for $0.05 per Mcf for the life of the reserves. The production from these reserves was 1,138 Mcf/d in 2004 (2003 – 1,407 Mcf/d) and also serves as a hedge against the commitment under the contract.

The Trust was a successful bidder for 100 megawatts of power capacity in the Alberta government's second phase of the Market Achievement Plan auction. As a result, the Trust entered into an energy contract (Genesee Energy Contract) with the Balancing Pool Administrator for the right and obligation to purchase power from 100 megawatts of power capacity at the EPCOR Generation Inc. operated Genesee power plant for a three year term commencing April 1, 2003. The Trust has an obligation to pay a competitively priced fixed monthly capacity charge for the power capacity under this power purchase arrangement.

16. INCOME TAXES

Taxation of the Trust

Payments received by the Trust in the form of interest, distributions or other income from its subsidiaries are taxable income to the Trust. The Trust is entitled to deduct for income tax purposes its costs and its distributions to unitholders and since it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future.

Taxation of the Operating Subsidiaries

Incorporated operating subsidiaries of the Trust are subject to tax in the same manner as any other corporation. Operating subsidiaries are generally not expected to pay significant taxes, with the exception of the Large Corporations Tax, either currently or in the foreseeable future under existing tax legislation. Subsidiaries of the Trust that operate under utility board regulation will incur and expense income tax annually on income earned.

Consolidated Tax Position

The tax provision recorded on the consolidated financial statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rates to income before tax as follows:

	2004	2003
Income before taxes – consolidated	$ 70,412	$ 61,482
Income from AltaGas Income Trust distributed to unitholders	(48,616)	–
Income before taxes – operating subsidiaries	21,796	61,482
Statutory income tax rate	38.87%	40.75%
Expected taxes at statutory rate	8,472	25,054
Add (deduct) the tax effect of:		
Resource allowance	(2,529)	(2,351)
Manufacturing and processing credit	(136)	(426)
Large Corporations Tax	1,129	1,179
Rate reductions applied to future income tax liabilities	(3,418)	(628)
Permanent differences between accounting and tax bases of assets and liabilities	527	(358)
Other	566	689
Income tax provision		
Current	7,715	10,587
Future	(3,104)	12,572
	$ 4,611	$ 23,159
Effective income tax rate	6.55%	37.67%

AltaGas' income taxes are calculated according to government tax laws and regulations which result in different values for certain assets and liabilities for income tax purposes than for financial statement purposes. The amount shown on the Consolidated Balance Sheets as future income tax assets and liabilities represents the net differences between tax values and book carrying values on the operating subsidiaries' balance sheets at substantively enacted tax rates. Generally accepted accounting principles require these future income tax

assets or liabilities to be recognized in the consolidated financial statements. In the case of AltaGas, these future income taxes are not expected to result in cash taxes being paid due to the expectation of continued future intercompany interest deductions at the operating subsidiary level.

As at December 31 future income taxes are comprised of the following:

	2004		2003	
	Assets	Liabilities	Assets	Liabilities
Capital assets	$ –	$ 29,492	$ –	$ 40,189
Net operating losses unused for tax purposes	208	–	208	(6,002)
Deferred debt charges	–	87	–	85
Share issue costs	–	(3,013)	–	(511)
Partnerships	–	28,890	–	28,426
Other	–	708	–	350
	$ 208	$ 56,164	$ 208	$ 62,537

Future income tax expense and future income tax assets and liabilities have not been recognized for the Trust's rate regulated natural gas distribution subsidiary. Unrecognized future income tax expense for the year ended December 31, 2004 is $0.9 million (2003 – $0.2 million). Unrecognized future income tax liabilities at December 31, 2004 are $7.4 million (2003 – $6.5 million).

17. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increases (reduces) cash flows from operations as follows:

	2004	2003
Accounts receivable	$ (72,044)	$ 10,533
Inventory	1,629	1,891
Other current assets	961	(626)
Accounts payable and accrued liabilities	69,868	(2,439)
Distributions payable to unitholders	7,979	–
Customer deposits	26,550	–
Other current liabilities	6,336	460
Other	(205)	–
	41,074	9,819
Less increase in working capital from non-cash acquisition	585	–
Less decrease (increase) in capital costs payable	5,442	(3,527)
Add increase in distributions payable	(7,979)	–
Net change in non-cash working capital from operations	$ 39,122	$ 6,292

The following cash payments have been included in the determination of earnings:

	2004	2003
Interest paid	$ 19,809	$ 22,065
Income taxes paid	$ 11,436	$ 9,113

18. UNIT BASED COMPENSATION

AltaGas implemented a unit based compensation plan during 2004 which awards phantom units to certain employees. The phantom units have value if the Trust declares distributions during the vesting period. The value is further based on the level of the distributions declared and the trading price of the Trusts' units. The units vest on a graded vesting schedule. Total compensation expense recognized in 2004 under this plan was $1.1 million (2003 – nil).

Vesting date	Number of phantom units
2005	16,295
2006	16,295
2007	213,720
	246,310

19. PENSION PLANS AND RETIREMENT BENEFITS

Substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care. The other benefit plans are not funded.

Plan contributions in 2004 and 2003 were made in accordance with 2002 reports on the actuarial valuation for funding purposes. The next actuarial valuations for funding purposes must be no later than September 30, 2005.

	2004		2003	
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Accrued benefit obligation				
Balance, beginning of year	$ 11,656	$ 1,020	$ 9,300	$ 814
Experience loss	496	107	1,133	115
Current service cost	778	47	668	40
Interest cost	776	66	684	59
Benefits paid	(36)	(16)	(129)	(8)
Balance, end of year	13,670	1,224	11,656	1,020
Plan assets				
Fair value, beginning of year	9,792	–	8,241	–
Actual return on plan assets	1,596	–	871	–
Employer contributions	1,432	16	809	8
Benefits paid	(36)	(16)	(129)	(8)
Fair value, end of year	12,784	–	9,792	–
Funding deficit	(886)	(1,224)	(1,864)	(1,020)
Unamortized transitional obligation	419	331	467	361
Unamortized past service costs	138	–	171	–
Unamortized net actuarial loss	1,060	345	1,491	247
Accrued benefit asset (liability)	$ 731	$ (548)	$ 265	$ (412)

All of the individual plans included in the pension plans have funding deficits. The Salaried Employees' Pension Plan has a deficit of $0.7 million (2003 – $1.3 million); the Bargaining Unit Pension Plan has a deficit of $0.2 million (2003 – $0.6 million).

	2004		2003	
	Pension Plan Benefits	Other Benefit Plans	Pension Plan Benefits	Other Benefit Plans
Significant actuarial assumptions used as at December 31				
Discount rate (percent)	6.0	6.0	6.25	6.25
Expected long-term rate of return on plan assets (percent)	6.75	n/a	6.75	n/a
Rate of compensation increase (percent)	5.00	5.00	5.00	5.00
Average remaining service life of active employees (years)	14	16	14	16
Net benefit plan expense for the year				
Current service cost and expenses	$ 778	$ 47	$ 668	$ 40
Interest cost	776	66	684	59
Actual return on plan assets	(1,595)	–	(871)	–
Actuarial losses	496	107	1,145	116
Costs arising in the period	455	220	1,626	215
Differences between costs arising in the period and costs recognized in the period in respect of:				
Return on plan assets	902	–	232	–
Plan amendments	33	–	33	–
Actuarial gains	(472)	(98)	(1,143)	(112)
Transitional obligations	48	30	48	30
Net periodic benefit plan costs recognized	$ 966	$ 152	$ 796	$ 133

The proportion of pension plan assets invested by type is as follows:

Canadian equity securities	39%
Foreign equity securities	25
Debt securities	35
Cash	1
	100%

20. RELATED PARTY TRANSACTIONS

On September 4, 2003 the Trust loaned $29.0 million to Taylor. The loan was interest bearing at prime plus one percent and was repaid on October 17, 2003. Interest earned by AltaGas on the loan was $0.2 million with fees of $0.4 million. On each of October 17, 2003 and August 19, 2004 the Trust purchased 1.6 million units of Taylor from Taylor's treasury. AltaGas paid $8.7 million and $10.6 million respectively for the investments.

On June 30, 2004 L.O.P. Inc. (LOP), an equity accounted investee, repaid the $2.3 million loan extended to it by the Trust. At the same time, the Trust sold its investment in LOP to LOP's majority shareholder for proceeds of $0.5 million. During 2003 AltaGas purchased maintenance services totaling $0.1 million from LOP. These transactions have been recorded at their exchange amounts.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc. which is owned by an employee. Payments of $21 thousand were made in 2004. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

21. JOINT VENTURES

The Trust's proportionate interest in its partnership and joint venture arrangements is summarized as follows:

		2004		2003
Proportionate share of operating income				
Revenue	$	194,609	$	162,649
Expenses		156,123		117,030
	$	38,486	$	45,619
Proportionate share of net assets				
Current assets	$	13,393	$	17,027
Capital assets		54,119		53,076
Energy services arrangements and contracts		92,871		98,666
Investments and other assets		489		114
Current liabilities		(17,286)		(18,156)
	$	143,586	$	150,727
Proportionate share of cash flows				
Operating activities	$	49,075	$	54,961
Investing activities		(2,333)		(5,140)
Financing activities		(46,741)		(49,821)
	$	1	$	–

22. SEGMENTED INFORMATION

AltaGas is a midstream energy trust with a portfolio of assets and services used to move energy from the source to the end user. Transactions between the reporting segments are recorded at fair value. The Trust has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end users and related services.

December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 218,862	$ 630,412	$ 124,645	$ (114,700)	$ 859,219
Cost of sales	(53,985)	(570,485)	(93,991)	109,012	(609,449)
Operating and administrative expenses	(93,273)	(12,359)	(16,449)	5,688	(116,393)
Amortization	(26,195)	(9,294)	(6,337)	–	(41,826)
Operating income	$ 45,409	$ 38,274	$ 7,868	$ –	$ 91,551
Net additions to:					
Capital assets	$ 76,894	$ 15,117	$ 9,605	$ –	$ 101,616
Energy services arrangements, contracts and relationships	$ –	$ 18,398	$ –	$ –	$ 18,398
Long-term investments and other assets	$ 9,401	$ –	$ 848	$ –	$ 10,249
Goodwill	$ 18,860	$ –	$ –	$ –	$ 18,860
Segment assets	$ 784,837	$ 165,998	$ 157,761	$ –	$1,108,596

December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 169,224	$ 510,797	$ 129,434	$ (98,851)	$ 710,604
Cost of sales	(28,807)	(461,492)	(98,866)	98,418	(490,747)
Operating and administrative expenses	(74,598)	(8,189)	(15,637)	433	(97,991)
Amortization	(23,555)	(8,513)	(6,244)	–	(38,312)
Operating income	$ 42,264	$ 32,603	$ 8,687	$ –	$ 83,554
Net additions to:					
Capital assets	$ 33,316	$ 2,514	$ 16,796	$ –	$ 52,626
Energy services arrangements, contracts and relationships	$ –	$ 25	$ –	$ –	$ 25
Long-term investments and other assets	$ 18,185	$ –	$ 56	$ –	$ 18,241
Goodwill	$ 18,860	$ –	$ –	$ –	$ 18,860
Segment assets	$ 614,401	$ 165,759	$ 139,100	$ –	$ 919,260

23. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

24. SUBSEQUENT EVENTS

On February 7, 2005 the Trust sold 1.4 million units of its investment in Taylor for net proceeds of $12.8 million realizing a pre-tax gain of approximately $5.0 million. The sale reduces AltaGas' ownership in Taylor to 4.0 million units or 14.0 percent.

10 Year Review – Financial Information

($ millions except per unit amounts)	2004	2003	2002
OPERATIONS			
Revenue			
Gathering, Processing and Energy Services	–	–	–
Gathering and Processing	218.9	169.2	106.1
Energy Services	630.4	510.8	355.9
Natural Gas Distribution	124.6	129.4	94.8
Intersegment elimination	(114.7)	(98.8)	(63.6)
Total revenue	859.2	710.6	492.7
Cost of sales	609.4	490.7	322.8
Net revenue(1)	249.8	219.9	169.9
Operating and administrative	116.4	98.0	75.1
EBITDA(1)	133.4	121.9	94.8
Amortization	41.8	38.3	33.8
Interest expense	21.2	22.1	18.1
Income taxes	4.6	23.2	13.5
Net income	65.8	38.3	29.4
Net income per basic unit	$ 1.33	$ 0.84	$ 0.70
EBITDA per basic unit	$ 2.70	$ 2.68	$ 2.24
Distribution/dividend per unit	$ 1.31	$ 0.38	$ 0.28
FUNDS GENERATED FROM OPERATIONS(1)			
From continuing operations	108.6	90.2	70.8
Per basic unit	$ 2.20	$ 1.98	$ 1.67
UNIT DATA (millions)			
Units outstanding at year end	53.2	45.7	45.2
Units outstanding for the year (basic)	49.4	45.5	42.3
ASSETS			
Current assets	194.8	96.2	108.0
Capital assets	746.7	677.9	663.4
Goodwill	18.9	18.9	18.9
Future income taxes	0.2	0.2	0.2
Energy services arrangements and contracts	113.1	101.0	107.0
Investments and other assets	34.9	25.1	7.4
	1,108.6	919.3	904.9
LIABILITIES AND UNITHOLDERS' EQUITY			
Current liabilities	301.3	87.1	135.1
Operating loans	251.5	392.4	368.9
Deferred revenue and other	16.1	14.0	12.9
Future and deferred income taxes	56.2	62.5	49.4
Unitholders' equity	483.5	363.3	338.6
	1,108.6	919.3	904.9

(1) Non-GAAP financial measure. See discussion on page 25
Certain comparative figures have been reclassified to conform to the current financial presentation
Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

2001	2000	1999	1998	1997	1996	1995
448.1	469.7	195.9	94.8	52.3	17.5	8.0
N/A	N/A	N/A	N/A	N/A	N/A	N/A
N/A	N/A	N/A	N/A	N/A	N/A	N/A
120.6	98.0	66.0	27.3	N/A	N/A	N/A
(78.9)	(61.0)	(4.1)	–	N/A	N/A	N/A
489.8	506.7	257.8	122.1	52.3	17.5	8.0
354.8	390.4	171.9	74.3	30.1	7.3	2.0
135.0	116.3	85.9	47.8	22.2	10.2	6.0
65.1	59.3	43.1	23.7	12.0	6.0	2.8
69.9	57.0	42.8	24.1	10.2	4.2	3.2
25.6	19.4	14.5	7.1	2.6	1.3	0.5
15.9	12.2	10.6	5.5	1.2	0.5	–
9.2	7.8	6.4	4.3	2.4	1.1	1.0
19.2	17.6	11.3	7.2	4.6	1.7	1.5
$ 0.50	$ 0.46	$ 0.43	$ 0.39	$ 0.27	$ 0.16	$ 0.27
$ 1.83	$ 1.50	$ 1.62	$ 1.31	$ 0.60	$ 0.38	$ 0.58
$ 0.18	$ –	$ –	$ –	$ –	$ –	$ –
50.2	40.5	28.6	16.1	8.9	4.8	2.6
$ 1.31	$ 1.06	$ 1.08	$ 0.88	$ 0.44	$ 0.43	$ 0.47
38.5	38.2	37.8	18.9	18.0	16.9	9.4
38.2	38.1	26.4	18.4	17.0	11.2	5.5
79.2	118.3	49.3	34.5	9.7	6.0	1.6
521.0	453.0	376.9	280.5	71.2	47.4	9.9
0.8	–	–	–	–	–	–
0.2	0.2	–	–	–	–	–
112.2	–	–	–	–	–	–
7.7	9.6	10.3	12.1	4.7	3.4	0.2
721.1	581.1	436.5	327.1	85.6	56.8	11.7
145.5	92.5	40.1	28.6	11.5	5.3	2.5
283.9	216.9	151.9	160.3	30.2	18.9	–
11.4	9.4	7.2	4.2	3.2	4.0	0.3
18.4	11.7	6.5	4.9	4.8	2.7	0.6
261.9	250.6	230.8	129.1	35.9	25.9	8.3
721.1	581.1	436.5	327.1	85.6	56.8	11.7

10 Year Review – Operating Summary

	2004	2003	2002
RATIOS (percent)			
Return on average equity	15.7	10.9	9.8
Return on average invested capital	11.6	11.1	9.3
Debt as a percent of total capitalization	42.6	52.2	55.3
OPERATING RESULTS			
Gathering and Processing			
Field gathering and processing			
Processing capacity (gross Mmcf/d) (1)	913	861	842
Processed throughput (gross Mmcf/d) (2)	558	523	532
Processed throughput (gross average annual Mmcf/d)	560	520	492
Capacity utilization (percent) (1)	61	61	63
Average working interest (percent) (1)	90	90	88
Extraction			
Inlet capacity (Mmcf/d) (1)	539	349	349
Production (Bbls/d) (3)	13,436	7,575	3,399
Transmission volumes (Mmcf/d) (4)(7)	432	403	106
Energy Services			
Volume of power sold (thousands of MWh) (3)	3,481	3,266	2,669
Price received on the sale of power ($/MWh) (3)	48.77	47.56	41.27
Alberta Power Pool prices ($/MWh) (3)	54.54	62.98	43.85
Natural gas distribution (5)(8)			
Volume of natural gas distributed			
Sales (Bcf)	14	14	14
Transportation (Bcf)	11	10	8
Number of customers (1)	60,430	59,543	58,499
Degree day variance (percent) (6)	2.6	6.9	7.8

(1) *As at December 31*
(2) *Fourth quarter average*
(3) *Annual average*
(4) *Average for fourth quarter except for 1998 which included December only. Operation of AltaGas' first transmission pipeline commenced in December 1998*
(5) *AltaGas purchased 100 percent of the outstanding common shares of AltaGas Utilities on June 30, 1998. Numbers exclude Inuvik Gas Ltd. and Heritage Gas Ltd.*
(6) *Variance from 20 year average – positive variances are favourable*
(7) *Volumes do not include condensate pipeline volumes*
(8) *Excludes Inuvik Gas Ltd. And Heritage Gas Limited operating statistics*

2001	2000	1999	1998	1997	1996	1995
7.3	7.0	6.6	9.0	15.0	12.6	36.4
8.7	8.6	8.4	9.4	12.7	12.8	59.1
58.5	45.6	39.0	54.7	44.1	40.4	–
768	712	658	494	299	246	49
498	434	371	276	147	129	32
489	418	330	208	131	82	20
65	61	56	56	49	52	65
88	87	89	89	92	96	82
219	211	199	155	35	30	30
2,618	3,369	2,198	956	391	330	375
47	36	26	16	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
13	14	13	6	–	–	–
8	7	6	3	–	–	–
57,542	56,692	55,636	55,147	–	–	–
(3.4)	6.5	(1.1)	–	–	–	–

Quarterly Review – Financial Summary

($ millions except per unit amounts)	Q1	Q2	Q3	Q4	Annual
2004					
Revenue					
Gathering and Processing					
Field gathering and processing	26.5	28.4	28.5	32.1	115.5
Extraction	10.4	10.8	16.9	36.8	74.9
Transmission	7.0	6.4	6.5	6.6	26.5
Other	1.3	0.8	0.8	1.2	4.1
Intercomponent elimination	(0.5)	(0.5)	(0.6)	(0.5)	(2.1)
Energy Services	133.4	124.1	124.6	248.3	630.4
Natural Gas Distribution	48.1	20.6	14.0	41.9	124.6
Intersegment elimination	(32.7)	(15.2)	(12.2)	(54.6)	(114.7)
	$ 193.5	$ 175.4	$ 178.5	$ 311.8	$ 859.2
Net revenue					
Gathering and Processing					
Field gathering and processing	26.5	28.4	28.5	32.1	115.5
Extraction	3.5	3.6	5.5	8.2	20.8
Transmission	7.0	6.4	6.5	6.6	26.5
Other	1.3	0.9	0.8	1.2	4.2
Intercomponent elimination	(0.5)	(0.5)	(0.6)	(0.5)	(2.1)
Energy Services	9.8	14.6	16.6	18.9	59.9
Natural Gas Distribution	9.7	6.2	5.1	9.7	30.7
Intersegment elimination	(0.1)	(0.1)	(0.9)	(4.6)	(5.7)
	$ 57.2	$ 59.5	$ 61.5	$ 71.6	$ 249.8
Operating income					
Gathering and Processing	12.0	7.2	12.1	14.1	45.4
Energy Services	5.3	10.0	11.6	11.4	38.3
Natural Gas Distribution	3.9	0.4	(0.3)	3.9	7.9
	$ 21.2	$ 17.6	$ 23.4	$ 29.4	$ 91.6
Net Income	11.0	11.9	17.1	25.8	65.8
Per basic unit	0.24	0.25	0.33	0.49	1.33
EBITDA	31.2	27.8	33.8	40.6	133.4
Per basic unit	0.68	0.59	0.66	0.77	2.70
Funds generated from operations	22.1	24.0	28.6	33.9	108.6
Per basic unit	0.48	0.51	0.55	0.64	2.20
Net additions to capital assets	14.3	6.2	55.3	25.8	101.6
Gathering and Processing	12.2	4.3	37.7	22.7	76.9
Energy Services	0.3	–	14.6	0.2	15.1
Natural Gas Distribution	1.8	1.9	3.0	2.9	9.6
Segment assets	917.3	952.6	958.7	1,108.6	1,108.6
Gathering and Processing	629.0	655.8	691.7	784.8	784.8
Energy Services	154.1	166.8	140.3	166.0	166.0
Natural Gas Distribution	134.2	130.0	126.7	157.8	157.8

Quarterly Review – Financial Summary

($ millions except per unit amounts)	Q1	Q2	Q3	Q4	Annual
2003					
Revenue					
Gathering and Processing					
Field gathering and processing	24.3	24.0	25.7	27.8	101.8
Extraction	12.2	8.6	8.8	10.2	39.8
Transmission	6.2	6.4	6.7	6.7	26.0
Other	0.8	0.8	0.8	1.2	3.6
Intercomponent elimination	(0.1)	(0.5)	(0.9)	(0.5)	(2.0)
Energy Services	149.6	120.9	115.1	125.2	510.8
Natural Gas Distribution	58.3	23.5	12.9	34.7	129.4
Intersegment elimination	(47.0)	(15.3)	(10.2)	(26.3)	(98.8)
	$ 204.3	$ 168.4	$ 158.9	$ 179.0	$ 710.6
Net revenue					
Gathering and Processing					
Field gathering and processing	24.3	24.0	25.7	27.8	101.8
Extraction	3.0	2.3	2.2	3.5	11.0
Transmission	6.2	6.4	6.7	6.7	26.0
Other	0.8	0.8	0.8	1.2	3.6
Intercomponent elimination	(0.1)	(0.5)	(0.9)	(0.5)	(2.0)
Energy Services	9.7	12.5	14.0	13.1	49.3
Natural Gas Distribution	10.6	5.8	4.9	9.3	30.6
Intersegment elimination	(0.1)	(0.1)	(0.1)	(0.1)	(0.4)
	$ 54.4	$ 51.2	$ 53.3	$ 61.0	$ 219.9
Operating income					
Gathering and Processing	9.7	9.0	10.2	13.4	42.3
Energy Services	6.0	8.3	9.5	8.8	32.6
Natural Gas Distribution	5.2	0.3	(0.5)	3.7	8.7
	$ 20.9	$ 17.6	$ 19.2	$ 25.9	$ 83.6
Net Income	10.2	6.8	9.3	12.0	38.3
Per basic share	0.23	0.15	0.20	0.26	0.84
EBITDA	30.7	27.4	29.1	34.7	121.9
Per basic share	0.68	0.60	0.64	0.76	2.68
Funds generated from operations	21.9	20.5	21.1	26.7	90.2
Per basic share	0.48	0.45	0.46	0.58	1.98
Net additions to capital assets	7.5	4.9	6.5	33.7	52.6
Gathering and Processing	5.3	3.3	3.0	21.7	33.3
Energy Services	0.8	0.2	0.5	1.0	2.5
Natural Gas Distribution	1.4	1.4	3.0	11.0	16.8
Segment assets	918.7	881.6	909.4	919.3	919.3
Gathering and Processing	596.2	584.7	622.0	614.4	614.4
Energy Services	176.7	171.7	161.4	165.8	165.8
Natural Gas Distribution	145.8	125.2	126.0	139.1	139.1

Quarterly Review – Operating Summary

	Q1	Q2	Q3	Q4	Annual
2004					
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) (1)	901	906	906	913	913
Processed throughput (gross Mmcf/d) (2)	560	563	552	558	558
Capacity utilization (percent) (1)	62	62	61	61	61
Average working interest (percent) (1)	87	89	89	90	90
Extraction					
Inlet capacity (Mmcf/d) (1)	349	349	539	539	539
Production (Bbls/d) (2)	10,020	9,337	13,054	21,244	13,436
Transmission volumes (Mmcf/d) (2)(4)	396	415	417	432	432
Energy Services					
Volume of power sold (thousands of MWh)	863	862	877	879	3,481
Price received on the sale of power ($/MWh) (2)	45.78	49.88	49.22	50.17	48.77
Alberta power pool prices ($/MWh) (2)	48.78	60.07	54.35	54.95	54.54
Natural Gas Distribution (5)					
Volume of natural gas distributed					
Sales (Bcf) (6)	5.5	2.2	1.5	4.4	13.6
Transportation (Bcf)	3.0	2.6	2.6	2.8	11.0
Customers (1)	59,528	59,266	60,048	60,430	60,430
Degree day variance (percent) (3)	2.0	11.5	24.8	(4.4)	2.6

(1) *At period end*
(2) *Quarter average*
(3) *Variance from 20 year average – positive variances are favourable*
(4) *Volumes do not include condensate pipeline volumes*
(5) *Excludes Inuvik Gas Ltd. and Heritage Gas Limited operating statistics*
(6) *Q2 and Q3 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment*

Quarterly Review – Operating Summary

	Q1	Q2	Q3	Q4	Annual
2003					
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) [1]	847	838	835	861	861
Processed throughput (gross Mmcf/d) [2]	535	510	514	523	523
Capacity utilization (percent) [1]	63	61	62	61	61
Average working interest (percent) [1]	88	88	88	90	90
Extraction					
Inlet capacity (Mmcf/d) [1]	349	349	349	349	349
Production (Bbls/d) [5]	7,567	7,118	6,428	9,159	7,575
Transmission volumes (Mmcf/d) [2][4]	319	321	347	403	403
Energy Services					
Volume of power sold (thousands of MWh)	660	861	872	873	3,266
Price received on the sale of power ($/MWh) [2]	47.26	46.33	49.41	47.10	47.56
Alberta power pool prices ($/MWh) [2]	83.85	50.88	62.39	54.78	62.98
Natural Gas Distribution [5]					
Volume of natural gas distributed					
Sales (Bcf) [6]	5.9	2.1	1.3	4.5	13.8
Transportation (Bcf)	1.9	2.2	2.6	3.0	9.7
Customers [1]	58,700	58,671	58,941	59,543	59,543
Degree day variance (percent) [3]	9.2	15.4	(5.9)	3.4	6.9

DIVIDENDS/DISTRIBUTIONS

On April 29, 2004 the Trust announced that it would commence monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004 to holders of trust units and holders of exchangeable units. Prior to the conversion to a trust AltaGas Services Inc. paid quarterly cash dividends per fully paid common share and participating share in the capital stock of AltaGas Services Inc. from March 31, 2001. No dividends were paid on any shares of AltaGas Services Inc. from the date of its inception to the end of December 2000.

Distribution levels will be reviewed periodically by the Board of Directors giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements and the consolidated debt repayment requirements of the Trust. The Trust targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders.

The following table summarizes the dividends paid by AltaGas Services Inc.

	2004	2003	2002	2001
First quarter	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second Quarter	n/a	0.08	0.06	0.03
Third quarter	n/a	0.11	0.08	0.06
Fourth quarter	n/a	0.11	0.08	0.06
	$ 0.11	$ 0.38	$ 0.28	$ 0.18

The following table summarizes the monthly cash distributions of the Trust.

Record Date	Payment Date	Distribution per Unit
May 25, 2004	June 15, 2004	$0.15
June 25, 2004	July 15, 2004	$0.15
July 26, 2004	August 16, 2004	$0.15
August 25, 2004	September 15, 2004	$0.15
September 27, 2004	October 15, 2004	$0.15
October 25, 2004	November 15, 2004	$0.15
November 25, 2004	December 15, 2004	$0.15
December 29, 2004	January 17, 2005	$0.15

Total 2004 cash dividends and distributions were $1.31 per (share) unit.

(113)

RECEIVED
2005 ... 10 P 3: ...
... OF INTERNATIONAL CORPORATE FINANCE

ALTAGAS INCOME TRUST

INSTRUMENT OF PROXY

FOR THE ANNUAL MEETING OF UNITHOLDERS TO BE HELD ON APRIL 28, 2005

The undersigned holder of trust units of AltaGas Income Trust (the "**Trust**") hereby appoints David W. Cornhill, Chairman, Chief Executive Officer of AltaGas General Partner Inc. (the "**General Partner**"), of the City of Calgary, in the Province of Alberta, or, failing him, Patricia M. Newson, Chief Financial Officer of the General Partner, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ____________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual meeting (the "**Meeting**") of holders of trust units and the special voting unit of the Trust ("**Unitholders**") to be held on Thursday, April 28, 2005 at 3:00 p.m. (Calgary time) at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned directs the said proxyholder to vote the trust units represented by this Instrument of Proxy in the following manner (check (√) the appropriate box):

1. **FOR** ☐ or **WITHHOLD FROM VOTING** ☐ (and, if no specification is made, FOR) passing an ordinary resolution to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of those nominees described in the Management Information Circular of the Trust dated March 16, 2005 (the "**Information Circular**") as directors of the General Partner;

2. **FOR** ☐ or **WITHHOLD FROM VOTING** ☐ (and, if no specification is made, FOR) passing an ordinary resolution to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity; and

3. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of Computershare Trust Company of Canada in its capacity as trustee of the Trust (the "Trustee") by the General Partner. The trust units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for and on behalf of such Unitholder at the Meeting. To exercise such right, the names of the persons designated on behalf of the Trustee by the General Partner should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

DATED this ____day of_________, 2005

____

(signature of Unitholder)

____

(name of Unitholder - please print)

NOTES:

1. **If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.**

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the trust units are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, no later than 5:00 p.m. (Calgary time) on the second business day before the date of the meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

(114)

RECEIVED

VOTING INSTRUCTION FORM
(HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS)

FOR THE ANNUAL MEETING OF UNITHOLDERS
OF
ALTAGAS INCOME TRUST
TO BE HELD ON APRIL 28, 2005

The undersigned holder of Class B Limited Partnership Units of AltaGas Holding Limited Partnership No.1 (the "**Securityholder**"), as a beneficiary under that Voting and Exchange Trust Agreement as of May 1, 2004 among AltaGas Income Trust (the "**Trust**"), AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2 and Computershare Trust Company of Canada, as trustee, (the "**Voting Trustee**"), in respect of the voting rights to which the Securityholder is entitled pursuant to the Voting and Exchange Trust Agreement at the annual meeting (the "**Meeting**") of holders of trust units and the special voting unit of the Trust to be held on Thursday, April 28, 2005 at 3:00 p.m. (Calgary time) at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof, hereby (**put an "X" on the line adjacent to the applicable one of the following three sections**):

____ 1. directs the Voting Trustee to appoint David W. Cornhill, Chairman and Chief Executive Officer of AltaGas General Partner Inc. (the "**General Partner**"), of the City of Calgary, in the Province of Alberta, or, failing him, Patricia M. Newson, Chief Financial Officer of the General Partner, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, _______________, as proxyholder of the Voting Trustee, with full power of substitution, to attend, act and exercise the voting rights for and on behalf of the Voting Trustee to the same extent and with the same powers as if the Voting Trustee were personally present at the meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below and directs the Voting Trustee to direct the said proxyholder to exercise the voting rights in the following manner (**check (√) the appropriate box):**

FOR ☐ or **WITHHOLD FROM VOTING** ☐ (and, if no specification is made, FOR) passing an ordinary resolution to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of those nominees described in the Information Circular and Proxy Statement of the Trust dated March 16, 2005 (the "**Information Circular**") as directors of the General Partner;

FOR ☐ or **WITHHOLD FROM VOTING** ☐ (and, if no specification is made, FOR) passing an ordinary resolution to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration; and

At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine; **or**

____ 2. directs the Voting Trustee to exercise the voting rights described above in the following manner (**check (√) the appropriate box**

FOR ☐ or **WITHHOLD FROM VOTING** ☐ (and, if no specification is made, FOR) passing an ordinary resolution to direct Computershare Trust Company of Canada, as trustee of the Trust, to

cause the election of those nominees described in the Information Circular and Proxy Statement of the Trust dated March 16, 2005 (the "**Information Circular**") as directors of the General Partner;

FOR ☐ or **WITHHOLD FROM VOTING** ☐ (and, if no specification is made, FOR) passing an ordinary resolution to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration; and

At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine; **or**

____ 3. directs the Voting Trustee to provide to the Securityholder, or __________________, as the Securityholder's designee, as proxyholder of the Voting Trustee in respect of the voting rights, with full power of substitution, to attend, act and exercise the voting rights for and on behalf of the Voting Trustee to the same extent and with the same powers as if the Voting Trustee were personally present at the Meeting

This proxy in Section 1 and Section 2 of this Voting Instruction Form is solicited on behalf of Computershare Trust Company of Canada in its capacity as trustee of the Trust (the "Trustee") by the General Partner. The voting rights represented by this Voting Instruction Form will be exercised and, where the Securityholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the matters described in Section 1 and Section 2 above.

Each Securityholder has the right to direct the Voting Trustee to appoint the Securityholder or his/her designee (who need not be a holder of Class B Limited Partnership Units) as a proxyholder of the Voting Trustee in respect of the voting rights to which the Securityholder is entitled pursuant to the Voting and Exchange Trust Agreement at the Meeting rather than the persons designated in Section 1 above, to attend and to vote at the Meeting. To exercise that right, put an "X" on the line adjacent to Section 3 above and, if applicable, the name of the person designated by the Securityholder should be legibly printed in the blank space provided in that Section 3.

THE UNDERSIGNED HEREBY REVOKES ANY INSTRUCTIONS HERETOFORE GIVEN.

DATED this ___day of________, 2005

____

(signature of Securityholder)

____

(name of Securityholder - please print)

NOTES:

1. **If the holder of the Class B Limited Partnership Units is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.**

2. This Voting Instruction Form must be dated and the signature hereon should be exactly the same as the name in which the Class B Limited Partnership Units are registered. If the Voting Instruction Form is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Voting Instruction Form will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada at 600, 530-8th Avenue S.W., Calgary, Alberta T2P 3S8 Attention: Proxy Department, no later than 5:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment thereof. This Voting Instruction Form is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

115

RECEIVED

2005 ... 10 P 3:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALTAGAS INCOME TRUST

Notice of Meeting

and

Management Information Circular

for the

ANNUAL MEETING OF UNITHOLDERS

to be held on April 28, 2005

Dated March 16, 2005

282826\v3

AltaGas

ALTAGAS INCOME TRUST

March 16, 2005

Dear Unitholder:

Please accept this as my personal invitation for you to attend the first Annual Meeting of the unitholders of AltaGas Income Trust to be held on Thursday, April 28, 2005 at 3:00 p.m. (Calgary time) at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta.

The Notice of Meeting and Management Information Circular attached to this letter provide details as to the formal business items to be considered at the meeting. In addition to the formal business items, I will be presenting an overview of the Trust's results for the financial year ended December 31, 2004 and discussing the Trust's strategy for the future. The meeting is also an opportunity for you to:

(i) meet the board of directors of AltaGas General Partner Inc., the entity to which management of the business and affairs of the Trust has been delegated;

(ii) meet the senior executives of AltaGas Ltd., the entity to which the administration of the Trust has been delegated; and

(iii) learn more about the income trust that you and the other unitholders own.

If you are unable to attend the meeting in person, I encourage you to complete the enclosed form of proxy or, if applicable, voting instruction form and return it within the time frames indicated, so that your vote is counted at the meeting.

Information concerning the Trust's consolidated financial and operational performance in the financial year ended December 31, 2004 is presented in the enclosed Annual Report. Further information is available on the Trust's website at www.altagas.ca.

I appreciate your continued support of the Trust, and look forward to seeing you at the meeting.

Yours truly,

ALTAGAS INCOME TRUST, by its administrator, ALTAGAS LTD.

"David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

282826\v3

AltaGas

ALTAGAS INCOME TRUST

NOTICE OF THE ANNUAL MEETING OF UNITHOLDERS TO BE HELD ON APRIL 28, 2005

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units and the special voting unit of AltaGas Income Trust (the "**Trust**") will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, April 28, 2005, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive the annual report of the directors of AltaGas General Partner Inc. (the "**General Partner**"), on behalf of the Trust, to the Unitholders and the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditors' report thereon;

2. to consider the nominees standing for election as directors of the General Partner and to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of the directors of the General Partner;

3. to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity; and

4. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Management Information Circular which accompanies this notice and which is expressly made a part of this notice.

DATED at Calgary, Alberta, as of the 16th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS GENERAL PARTNER INC., for and on behalf of ALTAGAS INCOME TRUST

"David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

Unitholders of record at the close of business on March 14, 2005 (the "Record Date"), will be entitled to receive notice of, and to attend and vote at, the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting.

A Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 – 8th Avenue S.W, Calgary, Alberta, T2P 3S8). *In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 5:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment thereof or be deposited with the Chairman of the Meeting prior to its commencement.*

Holders of Class B limited partnership units ("LP #1 B Units") in the capital of AltaGas Holding Limited Partnership No. 1 of record at the close of business on the Record Date will be entitled to receive notice of, and to attend and vote at the Meeting.

Holders of LP #1 B Units who are unable to attend the meeting in person are requested to complete and sign the enclosed Voting Instruction Form and deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the Voting Instruction Form must be received no later than 5:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment thereof or be deposited with the Chairman of the Meeting prior to its commencement.

TABLE OF CONTENTS

AltaGas

ALTAGAS INCOME TRUST
MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular ("Information Circular") is furnished in connection with the solicitation of proxies on behalf of Computershare Trust Company of Canada (the "Trustee") in its capacity as trustee of AltaGas Income Trust (the "Trust") by AltaGas General Partner Inc. (the "General Partner") for use at the Annual Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") and the Special Voting Unit (described below) of the Trust to be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W. , Calgary, Alberta, on Thursday, April 28, 2005, at 3:00 p.m. (Calgary time) and at any adjournments thereof for the purposes set out in the accompanying notice of meeting (the "Notice of Meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or e-mail by regular employees of AltaGas Ltd. ("**AltaGas**"). Pursuant to National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Trust Units and the Exchangeable Units (as hereinafter defined). The cost of any such solicitation will be borne by the Trust. Information contained herein is given as of the date hereof unless otherwise specifically stated.

For the purpose of this Information Circular, unless the context otherwise requires, capitalized terms shall have the meanings ascribed to those terms in the declaration of trust dated as of March 26, 2004, between Christopher W. Nixon, the initial Unitholder, and the Trustee, as amended by a first supplemental indenture dated as of April 30, 2004 (the declaration of trust, as amended, being referred to herein as the "**Declaration of Trust**"). A copy of the Declaration of Trust is available to Unitholders from the head office of AltaGas on demand and upon payment of reasonable reproduction costs.

Appointment of Proxy

Unitholders who wish to vote their Trust Units should complete, sign and deliver by regular mail the enclosed form of proxy to the Trust's registrar and transfer agent, Computershare Trust Company of Canada ("**Computershare**"), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department (or send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8). In order to be valid and acted upon at the Meeting, a form of proxy must be received no later than 5:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment thereof or be deposited with the Chairman of the Meeting prior to the commencement thereof. By a resolution of the board of directors of the General Partner (the "**Board of Directors**"), the record date for the Meeting has been established as the close of business on Monday, March 14, 2005 (the "**Record Date**"). Only Unitholders of record as at the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting. A Unitholder of record on the Record Date will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder may subsequently dispose of his or her Trust Units. No Unitholder who has become a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment thereof.

The document appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A Unitholder submitting a form of proxy has the right to appoint a person to represent him or her at the Meeting (who need not be a Unitholder) other than the persons designated in the form of proxy furnished on behalf of the Trustee by the General Partner. To exercise that right, the names of the persons designated on behalf of the Trustee by the General Partner should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided. In addition, the Unitholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Unitholder's Trust Units are to be voted.

Revocation of Proxy

A Unitholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney or authorized agent and deposited either at the office of the Trustee at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to 5:00 p.m. (Calgary time) on the last business day before the date of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, in either case prior to its commencement, and upon either of those deposits, the proxy is revoked.

Exercise of Discretion by Proxy

The Trust Units represented by proxy will be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be voted upon, those Trust Units shall be voted on or shall be withheld from voting on any ballot in accordance with the specification so made. **In the absence of any such specification, those Trust Units will be voted in favour of the proposed resolutions contained herein. The persons appointed under the form of proxy furnished on behalf of the Trustee by the General Partner are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and as to other matters which may properly be brought before the Meeting. At the time of mailing of this Information Circular, neither the Trustee nor the General Partner know of any such amendment, variation or other matter.**

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "**Beneficial Unitholders**") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting or any adjournment thereof. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Those Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of those Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co., a broker or another nominee, are held.

Applicable regulatory policy requires intermediaries (such as brokers or other nominees) to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting or any adjournment thereof. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. Beneficial Unitholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor

Communications Inc. (formerly Independent Investor Communications Corporation) ("**ADP**"). ADP typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Unitholder is requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver the Beneficial Unitholder's voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting or any adjournment thereof. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting or any adjournment thereof as the voting instruction form must be returned as directed by ADP well in advance of the Meeting or any adjournment thereof, as the case may be, in order to have the Trust Units voted.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Trust Units

The Trust is authorized to issue an unlimited number of Trust Units. As at the Record Date, 51,318,201 Trust Units were issued and outstanding. Unitholders of record are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot thereat. All votes on matters to be brought before the Meeting that require approval by a special resolution shall be conducted by a poll.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

Exchangeable Units

In accordance with a Voting and Exchange Trust Agreement dated May 1, 2004 among the Trust, AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**"), AltaGas Holding Limited Partnership No. 2 ("**AltaGas LP #2**") and Computershare Trust Company of Canada, in its capacity as voting and exchange trustee (the "**Voting and Exchange Trustee**"), the Trust issued a special voting unit (the "**Special Voting Unit**") to the Voting and Exchange Trustee for the benefit of the holders (other than the Trust and its affiliates) of the Class B limited partnership units of AltaGas LP #1 (the "**LP #1 B Units**") and the Class B limited partnership units of AltaGas LP #2 (the "**LP #2 B Units**" and together with the LP #1 B Units referred to collectively as the "**Exchangeable Units**"). The Special Voting Unit carries a number of votes exercisable at the Meeting equal to the product of the number of Exchangeable Units outstanding on the Record Date multiplied by the number of votes to which a holder of one Trust Unit is entitled (the "**Equivalent Vote Amount**").

Each holder of an Exchangeable Unit on the Record Date is entitled to direct the Voting and Exchange Trustee to exercise the part of the Equivalent Vote Amount attached to the Special Voting Unit corresponding to the Exchangeable Units held by that holder. Alternatively, that holder is entitled to direct the Voting and Exchange Trustee to give a proxy to that holder or his designee to personally exercise those votes or to a designated agent or other representative of the General Partner. **The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Unit only as directed by the holder of an Exchangeable Unit and, in the absence of instructions from a holder as to voting, will not exercise those votes.** Only holders of Exchangeable Units of record on the Record Date are entitled to receive notice of, and to direct the Voting and Exchange Trustee regarding voting at, the Meeting. Holders of Exchangeable Units of record on the Record Date will be entitled to direct the voting of the corresponding votes attached to the Special Voting Unit to the extent of the rights attached to the Exchangeable Units included in the list(s) of those holders prepared as at the Record Date, even though any such holder may subsequently dispose of those Exchangeable Units.

The Voting and Exchange Trustee has sent copies of the Notice of Meeting to the holders of the Exchangeable Units, together with copies of this Information Circular and the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Unit. Such instructions may be delivered by regular mail to Computershare Trust

Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department (or sent by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon those instructions must be received by the Voting and Exchange Trustee not less than 5:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting prior to the commencement thereof.

A holder of Exchangeable Units who has submitted instructions to the Voting and Exchange Trustee with respect to the exercise of votes attached to the Special Voting Unit may revoke those instructions at any time prior to the exercise thereof. In addition to the revocation in any other manner permitted by law, voting instructions provided to the Voting and Exchange Trustee may be revoked by instrument in writing executed by the holder of the Exchangeable Units or his attorney or authorized agent and deposited with the Voting and Exchange Trustee at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to 5:00 p.m. (Calgary time) on the last business day before the date of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, in either case prior to its commencement, and upon either of those deposits, the voting instructions are revoked.

As at the Record Date, AltaGas LP #1 had 2,217,341 issued and outstanding LP #1 B Units exchangeable in the aggregate into 2,217,341 Trust Units. As at the Record Date, AltaGas LP #2 had no issued and outstanding LP #2 B Units.

Principal Holders of Trust Units and Exchangeable Units

To the best of the knowledge of the Board of Directors, no person or company beneficially owns, directly or indirectly, or controls or directs, Trust Units and Exchangeable Units carrying in aggregate ten percent (10%) or more of the votes attached to all of the issued and outstanding Trust Units and the Special Voting Unit.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than five percent (5%) of the votes attached to all issued and outstanding Trust Units and the Special Voting Unit. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, the Meeting shall stand adjourned to such day being not less than seven days later and to such place and time as may be determined by the Chairman of the Meeting. At that adjourned Meeting, the Unitholders present either personally or by proxy shall constitute a quorum.

APPROVAL REQUIREMENTS

The specific resolutions that Unitholders will be asked to approve at the Meeting include resolutions regarding the election of the directors of the General Partner and the appointment of the auditors of the Trust.

In order to be effective, the foregoing resolutions require the approval of more than fifty percent (50%) of the votes cast in respect of those resolutions by or on behalf of Unitholders and the holders of Exchangeable Units present in person or represented by proxy at the Meeting.

BACKGROUND TO AND ADMINISTRATION OF THE TRUST

Background

Pursuant to a plan of arrangement (the "**Arrangement**") under the *Canada Business Corporations Act* involving AltaGas Services Inc. ("**AltaGas Services**"), its securityholders and certain other parties, AltaGas Services' business was re-organized into the Trust effective May 1, 2004 (the "**Effective Date**") and AltaGas Services amalgamated with certain affiliates and continued as AltaGas Ltd. ("**AltaGas**"). Generally, holders of common shares ("**Common Shares**") of AltaGas Services prior to the Arrangement received Trust Units on a

one-for-one basis, while taxable holders of Common Shares were able to elect to receive a combination of Trust Units and Exchangeable Units.

The following diagram sets out the simplified organizational structure of the Trust, the General Partner and AltaGas following the Arrangement:


Unitholders
Holders of Exchangeable Units
Trust Units
The Trust
Trust Units
Series 1 Notes
LP #1 B Units
AltaGas Holding Trust
LP #1 A Units
AltaGas LP #1
General Partner
LP #2 A Units
AltaGas LP #2
Common Shares
LP Subco Debt
AltaGas Ltd.

Under applicable securities legislation, the Trust is required to provide certain information with respect to the Trust. The Trust, however, does not carry on business, does not have officers and is entirely dependent for its results on the performance of its direct and indirect subsidiaries, including without limitation AltaGas. The Trust's purpose is solely to hold investments as described below under "Administration". The General Partner and AltaGas are each responsible for administering different aspects of the Trust in accordance with the Delegation Agreement and the Administration Agreement, respectively, as described below. Consequently, in addition to information relating to the Trust, this Information Circular includes information relating to the General Partner, the Board of Directors and AltaGas.

Administration

The Trust is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Declaration of Trust. The Trust was established to, among other things, acquire, invest in, hold, transfer, dispose of and otherwise deal with securities of, or issued by, AltaGas Holding Trust ("**Holding Trust**"), the General Partner, AltaGas, or any associate or affiliate thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, electricity or other forms of energy and related businesses.

The Declaration of Trust provides that the assets and affairs of the Trust are subject to the power, control and authority of the Trustee. Without in any way limiting the general power and authority over the assets and affairs of the Trust granted to the Trustee, the Trustee has the specific powers and authorities to do the following or to cause the same to be done, among other things: (a) supervise the activities and manage the investments and conduct the affairs of the Trust; (b) maintain records and provide reports to Unitholders; (c) effect payment of distributions

to Unitholders; (d) invest funds of the Trust; (e) where reasonably required, engage or employ on behalf of the Trust any persons as agents, representatives, administrators, employees or independent contractors (including, without limitation, investment advisors, registrars, transfer agents, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities; (f) arrange for the procedures regarding the limitations on non-resident ownership; (g) except as prohibited by applicable law, delegate any of the powers and duties of the Trustee in relation to the Trust as provided in the Declaration of Trust or otherwise to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons (including but not limited to the General Partner or AltaGas) without liability to the Trustee, except as provided in the Declaration of Trust, and may, from time to time, with the consent of the General Partner, change the administrator of the Trust; (h) enter into or perform the obligations of the Trust under and in respect of any and all agreements to which the Trust becomes a party; (i) without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and enter into hedging arrangements with respect thereto; (j) guarantee the obligations of any person controlled, directly or indirectly, by the Trust and any subsidiary of any of them and any other subsidiary of the Trust pursuant to any debt for borrowed money or other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Trust as security for such guarantee as directed by the General Partner; (k) grant security, in any form, over any or all of the Trust's assets to secure any or all of the obligations of the Trust including its obligations under any guarantee as directed by the General Partner; and (l) do all such other acts and things as are incidental to or related to the foregoing, and exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Declaration of Trust.

As specifically authorized by the Declaration of Trust, the Trustee has delegated to AltaGas pursuant to the Administration Agreement (as defined below) the power, authority and responsibility of the Trustee in respect of those matters referred to in the Administration Agreement. See below under "*Administration Agreement*". In addition, the Trustee has delegated to the General Partner, pursuant to the Delegation Agreement (as defined below), the power, authority and responsibility of the Trustee in respect of those matters referred to in the Delegation Agreement. See below under "*Delegation Agreement*".

Administration Agreement

Generally, AltaGas provides administrative and support services to, and is responsible for the management and general administration of, the affairs of the Trust, pursuant to an administration agreement dated May 1, 2004 among, AltaGas, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 (the "**Administration Agreement**"), including the power and authority to: (a) undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustee, which are not otherwise delegated therein, pursuant to the Delegation Agreement or the Administration Agreement and generally provide all other services as may be necessary or as requested by the Trustee for the administration of the Trust; (b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under the Declaration of Trust; (c) authorize and pay on behalf of the Trust of operation expenses incurred on behalf of the Trust and the negotiation of contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers); (d) subject to the direction and approval of the General Partner, deal with banks and other institutional lenders; (e) subject to the approval of the General Partner, compute, determine and make on the Trust's behalf distributions to Trust Unitholders of distributions properly payable by the Trust and administer on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time; (f) ensure compliance by the Trust with, and enforcing all rights of the Trust under, all agreements entered into by the Trust, including the Voting and Exchange Trust Agreement; (g) ensure compliance by the Trust with all applicable securities legislation including without limitation, continuous disclosure obligations; (h) subject to the approval of the General Partner, prepare on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units; (i) provide investor relations services to the Trust; (j) call and hold all annual and/or special meetings of Unitholders pursuant to the Declaration of Trust and subject to the approval of the General Partner, prepare and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof; and (k) subject to the approval of the General Partner, prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders

are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust.

AltaGas provides similar administrative services to the foregoing to each of Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to the Administration Agreement, modified as necessary to take into account the nature of the entity and the terms, conditions and limitations of the constating documents of Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, respectively.

Delegation Agreement

In addition to the delegation of duties to AltaGas pursuant to the Administration Agreement, the Trustee has also delegated certain of its other powers and duties to the General Partner pursuant to the terms of a delegation agreement dated May 1, 2004 among the Trust, the General Partner and the Trustee (the "**Delegation Agreement**").

Pursuant to the terms of the Delegation Agreement, the Trustee has delegated to the General Partner the responsibility for, among other things: (a) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the determination of distributions (including the designation of any capital gain) to Unitholders; (b) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the redemption of Trust Units; (c) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to ensuring compliance with the restrictions contained in the Declaration of Trust with respect to non-resident ownership of Trust Units; (d) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to the direct or indirect acquisition of Trust assets by the Trust and the negotiation of agreements in respect thereof; (e) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to any offering by the Trust; (f) undertaking responsibility to make all directions and approve the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest; (g) approving on behalf of the Trust the annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information; (h) approving on behalf of the Trust all information to which Unitholders are entitled under the Declaration of Trust and under applicable laws; (i) undertaking and performing, by and through the Audit Committee of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf or in relation to the Trust, as is required by applicable law or desirable of an Audit Committee of the Trust; (j) undertaking and performing, by and through committees of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf of or in relation to the Trust, as is required by applicable law or desirable of the applicable committee of the governing body of the Trust; (k) undertaking all matters in connection with any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase or repurchase of any securities or assets of any person, any business combination, or any other similar transaction involving the Trust; and (l) doing all such other acts and things whatsoever as may be incidental to or required in connection with the foregoing.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

At the Meeting, the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditors' report thereon will be presented. These consolidated financial statements and Management's Discussion & Analysis relating thereto are included in the 2004 Annual Report of the Trust.

Election of Directors

The Board of Directors currently consists of eight members, all of whom are elected annually. It is proposed that the number of directors to be elected be fixed at eight and that the Trustee be directed to cause the persons named below to be elected as directors of the General Partner.

The following persons are proposed by the General Partner on behalf of the Trustee as the nominees for election as directors of the General Partner to serve until the next annual meeting of Unitholders or until their successors are duly elected or appointed. If any vacancies occur in the slate of those nominees because any nominee is unable to serve or will not serve, the discretionary authority conferred by the proxies will be exercised to grant approval to the Trustee to vote for the election of any other person or persons nominated by the General Partner on behalf of the Trustee. The names of the nominees for election as directors, their municipalities of residence, principal occupations, year in which each became a director of the General Partner and numbers of Trust Units and Exchangeable Units, if any, beneficially owned or over which control or direction is exercised by those persons, as at December 31, 2004, are as follows:

Name of Proposed Nominee, Position with the General Partner and AltaGas and Municipality of Residence	Principal Occupation during the Last Five Years	Director Since	Units Beneficially Owned or Controlled(1)(2)
David W. Cornhill(3) Chairman and Chief Executive Officer of AltaGas and the General Partner Calgary, Alberta, Canada	Chairman and Chief Executive Officer of AltaGas Services from 2003 to 2004; Prior thereto President and Chief Executive Officer of AltaGas Services	May 1, 2004 Director of AltaGas Services from March 28, 1994 to April 30, 2004	1,097,538 Trust Units 100,000 Trust Options
John B. Breen(4)(5)(6) Director of the General Partner Toronto, Ontario, Canada	Managing Partner of MWI & Partners (merchant banking fund)	May 1, 2004 Director of AltaGas Services from May 27, 1999 to April 30, 2004	51,543 Trust Units(6) Nil Trust Options
Allan L. Edgeworth (4) Director of the General Partner Calgary, Alberta, Canada	President, ALE Energy Inc. from January 2005; President and CEO, Alliance Pipeline 2001 to 2004; Executive Vice President and COO, Alliance Pipeline 1998 to 2001	March 2, 2005	Nil Trust Units Nil Trust Options
Denis C. Fonteyne(3)(4)(7)(8) Director of the General Partner Calgary, Alberta, Canada	Natural gas industry consultant since 1997	May 1, 2004 Director of AltaGas Services from September 1, 1998 to April 30, 2004	36,300 Trust Units Nil Trust Options
Daryl H. Gilbert(4)(5) Director of the General Partner Calgary, Alberta, Canada	Businessman from January 2005; prior thereto President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. (an engineering consulting firm)	May 1, 2004 Director of AltaGas Services from May 4, 2000 to April 30, 2004	36,800 Trust Units Nil Trust Options
Robert B. Hodgins (4) Director of the General Partner Calgary, Alberta, Canada	Investor from December, 2004; Chief Financial Officer, Pengrowth Energy Trust 2002 to 2004; Vice President and Treasurer Canadian Pacific Limited 1998 to 2002; Chief Financial Officer, TransCanada Pipelines, 1993 to 1998	March 2, 2005	Nil Trust Units Nil Trust Options
Myron F. Kanik(3)(4)(7)(8)(9) Director of the General Partner Calgary, Alberta, Canada	President, Kanik and Associates Ltd. (an energy industry consulting company), since 1999	May 1, 2004 Director of AltaGas Services from June 1, 2001 to April 30, 2004	30,000 Trust Units 30,000 Trust Options
David F. Mackie(4)(5)(7)(8) Director of the General Partner Houston, Texas, United States of America	Energy industry consultant and investor	May 1, 2004 Director of AltaGas Services from January 12, 1995 to April 30, 2004	1,077,630 Trust Units Nil Trust Options

Notes:

(1) References to Trust Units in this column includes both Trust Units and Exchangeable Units beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee for director. Certain of the directors have also been granted Trust Options. See "*Executive Compensation*" and "*Report on Employee and Executive Compensation*".
(2) The nominees for directors of the General Partner hold approximately 4.38% of the total issued and outstanding Trust Units.
(3) Member of the Environment and Safety Committee.
(4) Unrelated directors (see Guideline 3 in Schedule A).
(5) Member of the Audit Committee.
(6) Mr. Breen is managing partner of MWI & Partners, which owned 1,945,714 Trust Units at December 31, 2004. MWI & Partners sold all of their Trust Units on January 24, 2005.
(7) Member of the Human Resources and Compensation Committee.
(8) Member of the Governance Committee.
(9) Lead director.

Appointment of Auditors

Unless it is specified in a proxy that the Unitholder withholds approval for the Trustee to cause the appointment of Ernst & Young LLP ("**E&Y**") as auditors of the Trust, the persons named in the enclosed form of proxy intend to grant approval to the General Partner on behalf of the Trustee to cause the appointment of E&Y as auditors of the Trust, to hold office until the next annual meeting of Unitholders following the Meeting, with remuneration to be determined by the General Partner. Fees paid to E&Y during 2004 totalled $592,331, of which $157,762 pertained to non-audit matters.

E&Y were the auditors of AltaGas Services (the predecessor to AltaGas) since April 30, 1997 and became the auditors of the Trust on the Effective Date of the Arrangement.

Representatives of E&Y will be present at the Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, the General Partner and AltaGas are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any current or nominee member of the Board of Directors or executive officer of AltaGas, respectively, at any time since the Effective Date of the Arrangement, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The General Partner and AltaGas are not aware of any material interest, direct or indirect, of any informed person of the Trust, any nominee director of the General Partner, or any associate or affiliate of any informed person or nominee director, in any transaction since the Effective Date of the Arrangement, or in any proposed transaction, that has materially affected or would materially affect the Trust or any of its subsidiaries. Information in respect of the interest of any informed persons of AltaGas Services for the period from January 1, 2004 to the Effective Date of the Arrangement in material transactions, including the Arrangement itself, is contained in the information circular and proxy statement of AltaGas Services dated March 26, 2004 (the "**Circular**"), which Circular is expressly incorporated by reference herein. The Circular is available under AltaGas' documents on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and upon request, a Unitholder will promptly be provided a copy thereof free of charge.

For the purposes of this Information Circular an "informed person" means, in the context of the Trust, a director or executive officer of any subsidiary of the Trust, including without limitation the General Partner, Holding Trust, AltaGas LP #1, AltaGas LP #2 and AltaGas.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The General Partner and AltaGas are not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director of the General Partner or executive officer of AltaGas, a proposed nominee for election as a director of the General Partner, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the Effective Date of the Arrangement, indebted to the Trust or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the Effective Date of the Arrangement has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

TRUST GOVERNANCE

General

Pursuant to the Delegation Agreement, the Board of Directors of the General Partner is responsible for managing the business and affairs of the Trust generally and believes that good governance improves performance and benefits all Unitholders. The Board of Directors is therefore committed to the highest standards of governance. In addition, pursuant to a unanimous shareholder agreement dated May 1, 2004 among the General Partner, AltaGas LP #1, AltaGas LP #2 and AltaGas (the "**Unanimous Shareholder Agreement**"), AltaGas has granted to the General Partner the power, among other things, of the directors of AltaGas to appoint the executive officers of AltaGas and to manage, or to supervise the management of, the business and affairs of AltaGas.

Since the Trust Units are listed on the Toronto Stock Exchange (the "**TSX**"), the Trust is subject to the policies of the TSX's Company Manual, which includes guidelines for effective corporate governance (the "**TSX Guidelines**"). The TSX Guidelines deal with matters such as the constitution and independence of boards, the functioning of boards, and the effectiveness and education of board members. The General Partner on behalf of the Trust is required under the TSX Guidelines to disclose its corporate governance system on an annual basis with reference to each of the TSX Guidelines. In addition, the General Partner has structured its governance to comply with other applicable legislation and policies, including National Policy 41-201 – *Income Trusts and Other Indirect Offerings* and Multilateral Instrument 52-110 – *Audit Committees* ("**MI 52-110**"). **Attached as "Schedule A - Statement of General Partner's Governance Practices" to this Information Circular is a description of the General Partner's corporate governance practices with specific reference to the TSX Guidelines and MI 52-110.** The Board of Directors believes that the General Partner's governance policies and practices fully comply with the recommendations set forth in the TSX Guidelines and the requirements of MI 52-110. In addition, the General Partner stays abreast of legislative and other policy initiatives pertaining to corporate governance matters and proactively seeks to adjust its corporate governance to address such potential requirements. In that respect, the General Partner is monitoring proposed National Policy 58-201 - *Corporate Governance Guidelines* ("**Proposed NP 58-201**") and proposed National Instrument 58-101 - *Disclosure of Corporate Governance Practices* ("**Proposed NI 58-101**") and the requirements that each would potentially impose on both the General Partner's corporate governance practices and the disclosure thereof, and will ensure that it is in full compliance with both Proposed NP 58-201 and Proposed NI 58-101 once their implementation has been confirmed.

The Board of Directors discharges its responsibilities directly and through its committees. At regularly scheduled meetings, the Board of Directors and management of AltaGas discuss the issues relevant to the Trust's strategy and business. Currently, the Board of Directors meets a minimum of five times per year and each scheduled Board of Directors' meeting is followed by a meeting of the directors without the presence of management of AltaGas. The nature of the business discussed and conducted by the Board of Directors at any particular meeting is dependent on the then-current state of the Trust's business and the opportunities and risks that the Trust faces at that time. However, every Board of Directors' meeting includes a review of the Trust's consolidated financial and operational status and performance and a report from any committees that have met since the last board meeting.

The General Partner does not provide formal education programs for new directors, but does provide such orientation and information as individual directors may request. All directors, notwithstanding the manner in which they were nominated, are required to act in the best interests of the General Partner. Of the current members of the Board of Directors of the General Partner, all such directors, with the exception of Mr. Cornhill, the Chief Executive Officer of the General Partner and AltaGas, may be considered unrelated.

Board Committees

A majority of the members of the Board of Directors of the General Partner are "unrelated directors" within the meaning of the TSX *Guidelines*.

The Board of Directors of the General Partner has in place appropriate structures and procedures to ensure that it functions independently of management (which, for greater certainty, shall include management of both the General Partner and AltaGas). In addition, the Governance Committee (as discussed below) provides an oversight role and monitors its effectiveness.

The limits of management's responsibilities are clearly defined by the Board of Directors of the General Partner. This is accomplished both by specifically identifying the roles and responsibilities of the Chief Executive Officer and Chief Financial Officer of the General Partner and specifying that all material decisions relating to the business and operations of the General Partner and AltaGas are to be made by the Board of Directors or a committee thereof.

Committees

The Board of Directors has established four committees: the Audit Committee, the Governance Committee, the Environment and Safety Committee and the Human Resources and Compensation Committee. All of the members of the Audit Committee, the Governance Committee and the Human Resources and Compensation Committee are unrelated directors. A majority of members of the Environment and Safety Committee are unrelated directors.

Pursuant to the Unanimous Shareholder Agreement, the committees of the Board of Directors of the General Partner have authority over both the General Partner and AltaGas on those matters covered by their respective mandates.

Audit Committee

The Board of Directors has developed written terms of reference outlining the Audit Committee's roles and responsibilities and provides appropriate guidance to Audit Committee members as to their duties. These terms of reference are reviewed annually by the Board of Directors. The Audit Committee reviews the annual and interim financial statements of the Trust and makes recommendations to the Board of Directors with respect to those statements. The Audit Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management, and the adequacy of the internal accounting control procedures and systems within AltaGas. The Audit Committee is responsible for ensuring that management has implemented an effective system of internal control and has oversight responsibility for management reporting on internal control.

The Audit Committee meets with the Trust's auditors regularly, independent of management, and has direct communication channels with the Trust's external auditors to discuss and review specific issues as appropriate.

The Audit Committee is currently comprised of John B. Breen, Daryl H. Gilbert and David F. Mackie, all of whom are unrelated directors. Daryl H. Gilbert is the chair of the Audit Committee.

Governance Committee

The Governance Committee is responsible for the development of the overall governance of the Trust and its affiliates; a continuing assessment of corporate governance matters; and making recommendations to the Board of Directors regarding the Trust's approach to corporate governance.

The Governance Committee is currently comprised of Denis C. Fonteyne, Myron F. Kanik and David F. Mackie, all of whom are unrelated directors. Myron F. Kanik is the chair of the committee and the Lead Director.

Environment and Safety Committee

The Environment and Safety Committee monitors and makes recommendations with respect to the environment, health and safety policies, practices and procedures of the Trust's affiliates, including AltaGas and its subsidiaries. The committee has established an environmental risk management system and monitors its operation through regular reports.

The Environment and Safety Committee is currently comprised of David W. Cornhill, Denis C. Fonteyne and Myron F. Kanik, of whom Messrs. Fonteyne and Kanik are unrelated directors. Denis C. Fonteyne is the chair of the committee.

Human Resources and Compensation Committee

The mandate of the Human Resources and Compensation Committee includes developing appropriate compensation policies for the senior management of AltaGas and evaluating senior management performance. These responsibilities include reporting and making recommendations to the Board of Directors for their consideration and approval.

The Human Resources and Compensation Committee is currently comprised of Denis C. Fonteyne, Myron F. Kanik and David F. Mackie, all of whom are unrelated directors. Myron F. Kanik is the chair of the committee.

EXECUTIVE COMPENSATION

As indicated above under "*Background to and Administration of the Trust*", the Trust has no management personnel, as the management and administration of the Trust has been delegated to the General Partner and AltaGas, respectively. Accordingly, the following provides information on compensation paid to AltaGas' executive officers. As described under "*Report on Employee and Executive Compensation*", compensation of AltaGas' executive officers, as with all of AltaGas' employees, includes short-term and long-term compensation with fixed and variable components designed to recognize and reward individual performance and provide an industry-competitive level of compensation.

For the purposes of this section, "**executive officer**" means the chair and any vice-chair of the Board of Directors of the General Partner; the president; any vice president in charge of a principal business unit, division or function such as sales, finance or production; any officer of any subsidiary of the Trust, including AltaGas or of a subsidiary of AltaGas; and any other person who performed a policy-making function for any subsidiary of the Trust, including AltaGas. A "**Named Executive Officer**" means, collectively:

(a) the Chief Executive Officer ("**CEO**") of the General Partner and of AltaGas;

(b) the Chief Financial Officer ("**CFO**") of the General Partner and of AltaGas;

(c) AltaGas' three most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year and whose respective total salary and bonus exceeded $150,000; and

(d) any other individuals for whom disclosure would have been provided under (c) but for the fact that they were not serving as an officer of AltaGas at the end of the most recently completed financial year.

The following table sets forth information concerning the compensation paid by AltaGas to its Named Executive Officers for the three most recently completed financial years. **Prior to the Effective Date of the Arrangement the following individuals were Named Executive Officers of AltaGas Services. As a result, information in respect of the Named Executive Officers for those prior periods is in relation to their capacity as executive officers of that predecessor entity.**

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year Ended Dec 31**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation[(1)] ($)**	**Securities Under Options/SARs Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**Long Term Incentive Plan Payouts ($)**	**All Other Compensation[(4)] ($)**
David W. Cornhill Chairman of the Board and CEO	2004	415,000	725,000	-	54,652[(3)]	-	-	454,018[(5)]
	2003	392,500	180,000	-	-	-	-	38,465
	2002	305,000	194,878	-	50,000[(2)]	-	-	29,890
Gary R. Holden, President and Chief Operating Officer[(6)]	2004	275,000	192,500	-	59,663[(3)]	-	-	42,877[(5)]
	2003	187,500	-	-	100,000[(2)]	-	-	-
	2002	-	-	-	-	-	-	-
Patricia M. Newson Senior VP Finance and CFO	2004	250,000	312,800	-	48,779[(3)]	-	-	214,598[(5)]
	2003	229,999	90,700	-	-	-	-	22,540
	2002	208,000	121,651	-	30,000[(2)]	-	-	19,192
Marshal L. Thompson VP Business Development	2004	185,000	96,687	-	15,863[(3)]	-	-	15,817
	2003	169,999	34,000	-	25,349[(2)]	-	-	12,720
	2002	128,500	34,072	-	25,000[(2)]	-	-	9,380
Dennis A. Dawson VP, General Counsel and Corporate Secretary	2004	190,000	201,250	-	17,140[(3)]	-	-	139,875[(5)]
	2003	175,000	56,400	-	-	-	-	-
	2002	161,000	78,909	-	16,000[(2)]	-	-	-

Notes:

(1) Other than as indicated above, the value of other annual compensation was no greater than the lesser of $50,000 and 10 percent (10%) of the total annual salary and bonus of each Named Executive Officer in each financial year.

(2) Trust Units under Trust Unit Option Plan.

(3) See discussion of the Mid-Term Incentive Plan ("MTIP") in more detail below under ***"Executive Compensation – Mid-Term Incentive Plan".***

(4) AltaGas makes contributions under the Employee Unit Purchase Savings Plan and the Group RRSP. These plans are described in more detail below under ***"Executive Compensation - Employee Unit Purchase Savings Plan"*** and ***"Executive Compensation - Pension Plan"***, respectively.

(5) Includes amounts paid in 2004 regarding a change of control under Employment Agreements with David W. Cornhill, Gary R. Holden, Patricia M. Newson and Dennis A. Dawson. The Employment Agreements and the retention arrangements required as a result of the change of control are described in more detail below under ***"Executive Compensation – Employment Agreements"*** and ***"Retention of Employees on Change of Control".***

(6) Gary Holden was appointed President and Chief Operating Officer of AltaGas Services effective April 1, 2003.

Employment Agreements

AltaGas Services Inc. was a party to an employment agreement with each of David W. Cornhill, AltaGas' Chairman and Chief Executive Officer; Gary R. Holden, AltaGas' President and Chief Operating Officer; Patricia M. Newson, AltaGas' Senior Vice-President, Finance and Chief Financial Officer; and Dennis A. Dawson, AltaGas' Vice-President, General Counsel and Corporate Secretary (collectively, the "**Employment Agreements**").

The Employment Agreement with Mr. Cornhill commenced on March 31, 2003 and superceded and replaced an earlier Employment Agreement dated May 12, 1999. The Employment Agreement with Mr. Holden commenced on April 1, 2003. Mr. Cornhill's and Mr. Holden's Employment Agreements were to continue indefinitely unless terminated in accordance with the applicable Employment Agreement. The Employment Agreement with each of Ms. Newson and Mr. Dawson commenced on September 1, 1999 and were to continue indefinitely thereafter unless terminated in accordance with the respective Employment Agreement.

The Employment Agreements did not set a salary; rather, the salary for each of these executive officers was set by the board of AltaGas Services after consideration of the recommendation of the Human Resources and Compensation Committee.

The Employment Agreements with Mr. Cornhill and Mr. Holden provided for termination by AltaGas Services for just cause or in the event of the permanent disability of the officer, and were to terminate automatically in the event of the death of the officer. The Employment Agreements also provided for termination by AltaGas Services upon the giving of notice and the payment by AltaGas Services of an amount (the "**Retirement Allowance**") equal to the sum of (i) 24 times the gross monthly base salary paid to the executive officer in the last full month of employment; (ii) two times the annual base salary multiplied by the annual target bonus percentage; and (iii) a cash amount equal to the value of the benefit entitlements for a two year period.

If at any time during the term of the Employment Agreements with Mr. Cornhill and Mr. Holden there was a change of control (as defined below), the officer was entitled, at any time after 6 months but before 12 months, in the case of Mr. Cornhill or 9 months in the case of Mr. Holden, after the effective date of such change of control, to terminate his employment with AltaGas Services by the giving of 60 days' notice to that effect. In that event, the officer was to be entitled to the Retirement Allowance, provided that the first element of Mr. Cornhill's Retirement Allowance was to increase to an amount equal to the sum of (i) 30 months of compensation calculated using the gross monthly base salary paid to Mr. Cornhill in the last full month of employment; (ii) two times the product of the annual base salary at the time the change of control occurs multiplied by the annual target bonus percentage; and (iii) a cash amount equal to the value of benefit entitlements for a 30 month period. "Change of control" includes the acquisition of control by any means and "control" means the power to direct or cause the direction of the management and policies of AltaGas Services; provided that a reverse take-over of AltaGas Services shall not constitute a change of control so long as more than one-half of the members of the board of AltaGas Services immediately prior to the reverse take-over constitute more than one-half of the board of directors of the other company involved in the reverse take-over of AltaGas Services following the reverse take-over.

Mr. Cornhill was entitled to terminate his employment with AltaGas Services Inc. by giving 6 months notice to that effect. In this event, Mr. Cornhill was to be entitled to receive the Retirement Allowance.

The Employment Agreements with Ms. Newson and Mr. Dawson provided for termination by AltaGas Services for just cause or in the event of the permanent disability of the executive officer, and were terminated automatically in the event of the death of the executive officer. The Employment Agreements also provided for termination by AltaGas Services upon the giving of notice and the payment by AltaGas Services of an amount (the "**Retirement Allowance**") equal to two times the sum of (i) 12 times the gross monthly base salary paid to the executive officer in the last full month of employment; (ii) the gross amount of any bonuses accrued in the last full year of employment; and (iii) the value of the benefit entitlements for a one year period.

If at any time during the term of the Employment Agreements with Ms. Newson and Mr. Dawson there was a change of control (as defined below), the executive officer was entitled, at any time within 180 days after the

effective date of such change of control, to terminate his or her employment with AltaGas Services by the giving of 60 days notice to that effect. In that event, the executive officer was to be entitled to the Retirement Allowance. "Change of control" includes the acquisition of control by any means and "control" means the power to direct or cause the direction of the management and policies of AltaGas Services; provided that a reverse take-over of AltaGas Services shall not constitute a change of control so long as more than one-half of the members of the AltaGas Services immediately prior to the reverse take-over constitute more than one-half of the board of directors of the other company involved in the reverse take-over of AltaGas Services following the reverse take-over.

Other than pursuant to the Employment Agreements, there was no plan or arrangement in respect of compensation received or that may be received by executive officers in the most recently completed financial year with a view to compensating those officers in the event of termination of their employment or a change of responsibilities following a change in control.

Retention of Employees on Change of Control

The reorganization of the business of AltaGas Services into the Trust pursuant to the Arrangement constituted a change of control under the Employment Agreements.

As a result of that change of control each of Mr. Cornhill, Mr. Holden, Ms. Newson and Mr. Dawson were entitled to terminate their employment with AltaGas and receive the Retirement Allowance respectively payable to them in that event. In order to avoid the loss of these valued employees and their extensive knowledge of AltaGas, AltaGas entered into agreements with each of these executive officers pursuant to which they waived their rights to terminate their employment with AltaGas on the basis of that change of control. In addition each of those executive officers agreed on May 1, 2004 to continue their employment with AltaGas after the completion of the Arrangement in exchange for retention payments equal to their entitlement under their respective Employment Agreements. The payments were structured in the form of performance-vested units ("**PUs**") and 4 equal cash installments over a 21 month period on each of July 31, 2004, January 31, 2005, July 31, 2005 and January 31, 2006.

The total amount of the retention payments payable to each of these executive officers is equal to the Retirement Allowances that would have been payable to the applicable executive officer under the executive officer's Employment Agreement as a result of the change of control. The total amount of the retention payments payable, including the value of the PUs at the date of grant, to each of the executive officers is, respectively: David W. Cornhill, $1,837,101; Gary R. Holden, $857,540; Patricia M. Newson, $950,490; and Dennis A. Dawson, $699,375. The executive officers must be employed by AltaGas on the instalment payment date to receive the instalment payment and must be employed by AltaGas on March 2, 2007 to have received the full amounts of the payments and the PUs. The PUs are subject to performance vesting criteria as discussed in ***"Executive Compensation – Mid-Term Incentive Plan".***

Finally the Employment Agreements with these executive officers were amended and restated effective May 1, 2004 so that those agreements for the most part have similar terms and conditions. Each of the amended and restated Employment Agreements is effective May 1, 2004. The terms of those agreements continue indefinitely. The base salaries provided in those agreements for each of those executive officers are indicated in the Annual Compensation table provided above.

The definition of change of control in each of the amended and restated employment contracts was modified to reflect that given the organization structure of the Trust depicted in the "*Background to and Administration of the Trust – Background*" section of this Information Circular a change of control could occur by acquiring control of the shares of AltaGas or any of the entities above AltaGas in the structure.

Otherwise the termination provisions under the amended and restated Employment Agreement for Mr. Cornhill and Mr. Holden were essentially unchanged from those indicated above that were applicable before the amendment and restatement of their respective Employment Agreements. The termination provisions under the amended and restated Employment Agreements for Ms. Newson and Mr. Dawson were revised so that they are now substantially the same as indicated above for Mr. Holden.

Short Term Incentive Plan

All executive officers and employees of AltaGas participate in the Short Term Incentive Plan. Under the Short Term Incentive Plan, AltaGas pays bonuses annually following the fiscal year end. In order to reward individual performance, eligibility for compensation under the Short Term Incentive Plan is linked to individual, team and corporate performance. The more senior the position in the organization, the greater the weighting towards corporate measures.

Team and individual performance for each employee are assessed annually against objectives set at the beginning of each year. Team performance objectives include, for example, business segment results such as return on investment or operating income. Individual performance objectives include, for example, pre-determined individual targets.

Corporate performance is measured based on consolidated financial results weighted 50% on return on equity and 50% on earnings per unit against a predetermined target for each set at the beginning of each year.

Mid-Term Incentive Plan

AltaGas has adopted a mid-term incentive plan ("**MTIP**") for directors, officers and employees. The purpose of the MTIP is to link a portion of the at-risk compensation to the achievement of AltaGas' and the Trust's performance targets and to thereby promote the attraction, motivation and retention of highly qualified individuals.

The incentive bonus compensation contemplated under the MTIP will be granted in the form of both time-vested restricted units ("**RUs**") and performance-restricted units ("**PUs**"). Unless otherwise determined by the Human Resources and Compensation Committee, the RUs will vest as to one-third per year over a three year period commencing with the year of grant, contingent upon AltaGas and the Trust achieving a threshold level of performance during each year of the vesting period. The PUs will vest at the end of a three-year period commencing with the year of grant, contingent upon AltaGas and the Trust achieving a threshold level of performance during the three-year vesting period.

The Human Resources and Compensation Committee of the Board of Directors of the General Partner will determine in its sole discretion the appropriate performance vesting criteria for the purpose of the RU and PU aspects of the plan. That authority has been delegated to the General Partner pursuant to the Unanimous Shareholder Agreement.

The MTIP functions as follows:

(a) the Board of Directors approves individual grants under the MTIP that are a function of the extent to which individual performance targets were achieved and the level of total compensation provided to similarly placed and qualified individuals in AltaGas and comparable-sized entities;

(b) following the determination of an individual's grant, the cash value of the grant is converted to phantom whole units (split evenly between RUs and PUs unless the Board of Directors determines otherwise) equal to the number of whole Trust Units that such individual's grant would have been able to acquire at the date of grant, based on the fair market value ("**FMV**") of the Trust Units. For that purpose, the FMV of the Trust Units is equal to the average of the closing prices of the Trust Units on the TSX (or if the Trust Units are not then listed on the TSX then such other exchange upon which the Trust Units are listed) for the immediately preceding 20 trading days prior to the date of grant;

(c) the RUs and PUs are tracked during the applicable vesting period and distributions on a Trust Unit during that period are deemed to be paid on the dates of distribution on each PU and RU and reinvested to acquire more phantom whole units and accrue to the benefit of that individual in the accounts maintained for that individual, to be paid to the individual if and to the extent vesting occurs; and

(d) upon the vesting of RUs or PUs, and contingent upon the applicable performance criteria being achieved, AltaGas has the option to pay out the RUs or PUs (including the additional units acquired on reinvestment of the accrued distributions in respect thereof), as the case may be, in cash or in Trust Units equivalent in value acquired by the plan administrator in the open market.

The aggregate number of RUs and PUs held at December 31, 2004, the market value of the RUs and PUs at their respective award dates and their vesting schedules are as follows:

Name	Securities Under Options/SARS Granted (#)	Percent of Total Options/SARS Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)[1]	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)
David W.	32,719[2]	18.66%	-	$17.03
Cornhill	21,932[3]	44.86%	-	$17.03
Gary R.	49,973[2]	28.50%	-	$17.03
Holden	9,689[3]	19.82%	-	$17.03
Patricia M.	19,971[2]	11.39%	-	$17.03
Newson	8,808[3]	18.02%	-	$21.45
	20,000[4]	66.67%	-	$17.03
Marshal L.	10,863[2]	6.20%	-	$17.03
Thompson	5,000[4]	16.67%	-	$21.45
Dennis A.	12,676[2]	7.23%	-	$17.03
Dawson	4,463[3]	9.13%	-	$17.03

Notes:

(1) The base price varies with the market value of the Trust Units in the open market.
(2) PUs: Vesting date is March 2, 2007.
(3) RUs: Vesting as to one third on each of March 2, 2005, March 2, 2006 and March 2, 2007;
(4) PUs: Vesting date is November 10, 2007.

Trust Unit Option Plan

AltaGas adopted a trust unit option plan (the "**Trust Unit Option Plan**") in connection with the Arrangement as a continuing form of long-term variable compensation incentive for directors, officers, employees, consultants and other personnel of the Trust and any of its subsidiaries, including AltaGas. As part of the Arrangement, existing option holders exchanged vested and unexercised options to acquire common shares of AltaGas Services ("**Options**") and unvested Options, for options to acquire Trust Units ("**Trust Options**") issued under the Trust Unit Option Plan. The Board of Directors accelerated the vesting of those Trust Options following the Arrangement to provide for immediate vesting. With the introduction of the MTIP, it is not intended that the Trust Unit Option Plan be the primary form of long-term variable compensation for AltaGas. Should any grants be made under the Trust Unit Option Plan, the quantum and granting of any additional Trust Options will be related to individual performance and used as incentives to attract, retain and motivate a highly qualified staff. Factors considered in granting new Trust Options and the terms of those Trust Options will include the extent to which

individual performance targets were achieved and the level of Trust Options granted to similarly placed and qualified individuals in AltaGas and comparable corporations.

There were no Trust Options granted to Named Executive Officers in the financial year ended December 31, 2004.

The following table shows the aggregate number of Trust Units acquired on exercise of Trust Options (or if prior to the Effective Date of the Arrangement, Common Shares on exercise of Options) during the financial year ended December 31, 2004, the value realized upon exercise of the Options, the number of unexercised Trust Options held at year-end and the year-end value of the unexercised Trust Options for Trust Options held by Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[(1)] ($)	Unexercised Options/SARs at Fiscal Year-End Exercisable / Unexercisable (#/#)	Value of Unexercised in-the-Money Options/SARS at Fiscal Year-End[(2)] Exercisable / Unexercisable ($/$)
David W. Cornhill	69,500	$808,895.00	100,000 / -	$1,480,000.00 / -
Gary R. Holden	100,000	$875,000.00	- / -	- / -
Patricia M. Newson	133,800	$1,362,438.00	- / -	- / -
Marshal L. Thompson	66,349	$560,444.98	- / -	- / -
Dennis A. Dawson	39,000	$379,280.00	42,150 / -	$677,559.00 / -

Notes:

(1) For the purpose of calculating the aggregate value realized, the exercise price of each Trust Option exercised was subtracted from the closing trading price for the Trust Units (or prior to the Effective Date of the Arrangement, the Common Shares), as the case may be, on the TSX on the day on which the Trust Options or Options were exercised, and the resulting value was multiplied by the number of Trust Units or Common Shares obtained on exercise of Trust Options or Options. Note that all Trust Units or Common Shares obtained on exercise of Trust Options or Options may not have been sold, so that these values may not have been actually realized by the optionees.

(2) For the purpose of calculating the in-the-money values of the Trust Options, the exercise price of each Trust Option was subtracted from the closing price of the Trust Units on the TSX on December 31, 2004, the last trading day in AltaGas' financial year ended December 31, 2004, which was $23.15.

Employee Unit Purchase Savings Plan

AltaGas implemented an Employee Share Purchase Savings Plan effective in 2000. All employees of AltaGas are eligible to participate. Employees can contribute up to ten percent (10%) of their base pay into the savings plan. AltaGas will match employee contributions up to a maximum of two and one-half percent (2.5%) of base pay for those employees with up to three years of service; three and three-quarters percent (3.75%) of base salary for those employees with three to six years of service; and five percent (5%) of base pay for those employees with more than six years of service. Employee contributions can be invested in Trust Units, a short-term investment fund or a combination of such investments. AltaGas' contributions are invested in Trust Units.

Pension Plan

AltaGas does not have a pension plan for executive officers or employees other than those at AltaGas Utilities described below. AltaGas coordinates a group (the "**Group RRSP**") registered retirement savings plan

("**RRSP**") whereby employee contributions into their self-directed RRSPs will be matched by AltaGas at a rate of 80% of the employee's contribution, to a maximum of 4.8% of base pay. Substantially all full-time employees at AltaGas Utilities are members of one of two defined benefit non-contributory pension plans.

Long Term Incentive Plans

Other than the MTIP, the Trust Unit Option Plan, the Short Term Incentive Plan, the Employee Unit Purchase Savings Plan and the Group RRSP, AltaGas does not have any plans which provide compensation intended to serve as an incentive to Named Executive Officers for performance to occur over a period longer than one financial year.

Other Compensation

Other than as herein set forth, AltaGas did not pay any additional compensation to its executive officers in the financial year ended December 31, 2004.

Trust Unit Ownership Guideline for Officers

In recognition of the importance of ensuring an alignment of financial interests of officers with those of Unitholders, AltaGas has adopted Trust Unit ownership guidelines for officers of AltaGas effective January 1, 2004.

Under the guidelines, incumbents in the following officer positions will be expected to make reasonable efforts to achieve targeted Trust Unit ownership levels within a five-year period commencing on the later of January 1, 2004 or upon the date of formal appointment as an officer of AltaGas.

Officer	Targeted Ownership (# of Trust Units)	Actual Trust Units held as at Fiscal Year-End (held directly or indirectly)[(1)]
David W. Cornhill Chairman of the Board of Directors and Chief Executive Officer	120,000	1,097,538
Gary R. Holden President and Chief Operating Officer	50,000	100,000
Patricia M. Newson Senior Vice President and Chief Financial Officer	50,000	307,793
Marshal L. Thompson Vice President Business Development	25,000	27,316
Dennis A. Dawson Vice President, General Counsel and Corporate Secretary	20,000	44,420
Kent A. Stout Vice President Corporate Resources	20,000	11,940

Note:

(1) For purposes of administering AltaGas' Trust Unit Ownership guidelines, unvested RUs and PUs count toward Trust Unit ownership, but are not included in these totals. With the inclusion of RUs and PUs, all officers of AltaGas were at or very near the targeted levels of Trust Unit ownership at December 31, 2004, four years ahead of the target deadline established by the Board of Directors.

Other officers of AltaGas have a targeted Trust Unit ownership level of 15,000 Trust Units.

The Human Resources and Compensation Committee will periodically review share holding levels to monitor the progress individual officers are making towards their targeted ownership levels and to encourage officers to meet and maintain those levels.

Report on Employee and Executive Compensation

The Human Resources and Compensation Committee

The mandate of the Human Resources and Compensation Committee (the "**HR Committee**") includes developing appropriate compensation policies for the senior management of AltaGas, including AltaGas' Mid-Term Incentive Plan and Trust Unit Option Plan, and evaluating senior management performance. Following review of data and discussion by members of the HR Committee, recommendations are made by the HR Committee to the Board of Directors for their consideration and approval. In all cases, the Board of Directors has acted upon HR Committee recommendations without modification in any material way. The HR Committee meets at least quarterly to fulfill its mandate.

The HR Committee is currently comprised of Denis C. Fonteyne, Myron F. Kanik and David F. Mackie, all of whom are unrelated directors. Myron F. Kanik is chair of the committee. None of the members of the committee was an officer or employee of AltaGas or any of its subsidiaries in the most recently completed financial year; was formerly an officer of AltaGas or any of its subsidiaries; or had or has any relationship that requires disclosure under the headings "*Indebtedness of Directors and Executive Officers*" or "*Interest of Informed Persons in Material Transactions*" in this Information Circular; was an executive officer of AltaGas and also served as a member of the compensation committee (or equivalent) of another issuer, one of whose executive officers served on the HR Committee; was an executive officer of AltaGas and also served as a director of another issuer, one of whose executive officers served on the HR Committee; or was an executive officer of AltaGas and also served as a member of the compensation committee (or equivalent) of another issuer, one of whose executive officers served as a director of the General Partner.

Compensation Policy

Overview

The philosophy of the Board of Directors is that if AltaGas does well, the employees will also do well and will be rewarded through cash bonuses, increases in long-term variable compensation, such as Trust Option and mid-term incentive awards, additional long-term variable compensation awards or combinations of any or all of the foregoing. The goal of the HR Committee in making compensation recommendations is to recognize and reward individual performance as well as to provide a competitive industry level of compensation, taking into consideration the individual's experience and performance and the financial performance of the Trust and AltaGas.

AltaGas' human resources department reviews industry compensation information provided by consultants and compares its level of overall compensation with those of comparably-sized trusts and companies. A summary of this information is provided to the HR Committee to assist in approving AltaGas' overall compensation policy and the compensation to be paid, especially to the senior officers. The HR Committee also periodically independently retains external consultants to review compensation matters. Comparable trusts and corporations are chosen based on their being in the oil and gas industry. Comparable positions are identified based on publicly available information on such corporations.

The HR Committee views total compensation as a linked strategy towards achieving overall performance targets and has designed a total compensation package of short-term and long-term compensation with fixed and variable compensation components. Currently the compensation program for employees of AltaGas is comprised of salary, benefits and the Short Term Incentive Plan by way of short-term compensation; and the Trust Unit Option Plan, the Mid-Term Incentive Plan, the Employee Unit Purchase Savings Plan and the Group RRSP by way of long-term compensation.

AltaGas emphasizes fair annual fixed and variable compensation to provide an immediate incentive for short-term performance. A lesser emphasis is placed on longer-term compensation, the focus of which is longer-term commitment by AltaGas' officers and employees.

Annual Salary

Annual salary is intended to provide a competitive rate of compensation and recognize the skills, competencies and level of responsibility of employees. Generally, the HR Committee targets base salaries at levels

approximating those holding similar positions in comparably-sized companies in the industry (as outlined above) and hopes to achieve targeted total compensation levels through other fixed and variable compensation components.

Short Term Incentive Plan

AltaGas implemented a Short Term Incentive Plan for permanently employed executive officers and employees of AltaGas to provide annual cash bonuses based on individual, team and overall performance. The operation of this plan is outlined under "*Executive Compensation - Short Term Incentive Plan*".

Pursuant the Arrangement AltaGas Services' business was re-organized into the Trust on the Effective Date, necessitating a change in the performance indicators to take into account the period from January 1, 2004 to the Effective Date of the Arrangement plus the period from the Effective Date of the Arrangement to the financial year ended December 31, 2004. Accordingly, the corporate performance indicators under the Short Term Incentive Plan in respect of the entire 2004 year were return on equity of 15.65% and earnings of $1.33 per Trust Unit, compared with, respectively, 2003 results of return on equity of 10.98% and earnings of $0.84 per share. See also "***Report on Employee and Executive Compensation - Performance Graph***" for changes in the cumulative Unitholder return of AltaGas over time and as compared with key industry indicators.

No awards were made to any Named Executive Officer under the Short Term Incentive Plan in cases where the Named Executive Officer did not meet any specific performance criteria.

Mid-Term Incentive Plan

The Mid-Term Incentive Plan, is an additional form of long-term variable compensation incentive. The quantum and granting of units under the MTIP is related to individual performance and is used to attract, retain and motivate a highly qualified staff. Factors considered in granting RUs and PUs include the extent to which individual performance targets are achieved and the level of RUs and PUs granted to similarly placed and qualified individuals in AltaGas.

Trust Options

AltaGas uses Options as a form of long-term variable compensation incentive. The quantum and granting of Options is related to individual performance and is used as an incentive to attract, retain and motivate a highly qualified staff. Factors considered in granting new Trust Options and the terms of those Trust Options include the extent to which individual performance targets were achieved and the level of Trust Options granted to similarly placed and qualified individuals in AltaGas and the comparative trusts and corporations discussed above. Outstanding Trust Options are not considered in granting new options.

Employee Unit Purchase Savings Plan

The Employee Share Purchase Savings Plan was implemented by AltaGas in 2000 to encourage share ownership by employees, as a long-term incentive and to ensure AltaGas' compensation was competitive in the oil and gas industry. The Employee Share Purchase Savings Plan was changed to an Employee Unit Purchase Savings Plan from and after the Effective Date. All employees of AltaGas are eligible to participate.

Group RRSP

The Group RRSP was implemented by AltaGas as the primary long-term retirement savings plan. All employees of AltaGas are eligible to participate.

Chief Executive Officer Compensation

The HR Committee has the responsibility for reviewing AltaGas' compensation policies. The HR Committee makes recommendations to the Board of Directors as to remuneration for the Chief Executive Officer.

The policy of the HR Committee with respect to compensation for the Chief Executive Officer is to set his base salary, total cash compensation (which includes short term-incentives) and total direct compensation (which includes long-term incentives) at approximately the median among public trusts and companies in the Canadian oil and gas industry of comparable size and complexity. A comparator group of peer companies was initially developed

in 2001 based on those industry compensation survey participants whose revenues or assets were within 50% and 200% of those of AltaGas. The peer group composition is reviewed annually to ensure that it continues to provide a reasonable basis for comparison.

The HR Committee considers among other things, data from industry compensation surveys and the overall performance of AltaGas and the Trust, including return on equity ("**ROE**"), earnings per share or Trust Unit ("**EPS**"), successful acquisitions and the successful implementation of AltaGas' strategy.

The Chief Executive Officer's salary, short-term incentives, MTIP grants and Trust Option awards are determined based on the overall success of AltaGas and the Trust. The Chief Executive Officer's entitlement under AltaGas' Short Term Incentive Plan is based on a combination of corporate performance (70%) and team-individual performance (30%). Corporate performance is measured relative to preset targets for ROE and EPS.

Grants under the Mid-Term Incentive Plan are an additional form of long-term variable compensation incentive. The quantum and granting of RUs and PUs under the MTIP is related to competitive conditions determined as outlined above and individual performance.

Trust Options are granted dependent on the number of Trust Options available for grant, competitive conditions determined as outlined above and individual performance.

Mr. Cornhill, the Chief Executive Officer and a director of the General Partner, does not vote and is excused from Board and Committee meetings with respect to compensation matters affecting him.

Performance Graph

The Common Shares of AltaGas Services were listed on The Alberta Stock Exchange (the "**ASE**"), a predecessor to the Canadian Venture Exchange Inc. ("**CDNX**") on July 22, 1999. The Common Shares of AltaGas Services were subsequently listed on the TSX on January 17, 2000. On January 31, 2000, the Common Shares of AltaGas Services were automatically delisted from CDNX pursuant to CDNX's policy not to continue the inter-listing of issuers also listed on the TSX. Following the Effective Date of the Arrangement, the Trust Units were listed on the TSX in substitution for the Common Shares of AltaGas Services and are included in the S&P/TSX Capped Energy Trust and S&P/TSX Capped Income Trust indices.

The following table and graph compare the yearly percentage change in the cumulative shareholder return over the last five years on the Common Shares (assuming a $100 investment was made on January 1, 2000) with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Capped Energy Trust Index and the S&P/TSX Capped Income Trust Index. While the values assume the reinvestment of any declared dividends or distributions, no dividends were paid by AltaGas Services prior to 2001.

	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004
AltaGas	100	85	125	165	271	317
S&P/TSX Composite Index	100	106	91	79	98	N/A
S&P/TSX Capped Energy Trust Index	N/A	N/A	N/A	99	126	143
S&P/TSX Capped Income Trust Index	N/A	N/A	N/A	99	123	138



Index Value
350
300
250
200
150
100
50
0
Dec 31 1999
Dec 31 2000
Dec 31 2001
Dec 31 2002
Dec 31 2003
Dec 31 2004
Year Ended
AltaGas
S&P/TSX Composite Index
S&P/TSX Capped Energy Trust Index
S&P/TSX Capped Income Trust Index

Compensation of Directors

The Board of Directors is entitled to compensation for their services as directors of the General Partner. In the year ended December 31, 2004, the compensation for the directors, other than the directors who are also executive officers or employees of the General Partner or AltaGas, is a retainer of $27,000 per year plus a meeting fee of $1,000 per meeting after the fifth meeting of the Board of Directors in the calendar year and reimbursement for their out-of-pocket expenses incurred in acting as a director. The Chairman of the Board of Directors is an executive officer of AltaGas and receives no additional fees for service on the Board of Directors. The Lead Director receives an annual fee of $60,000 for the increased workload associated with the role of Lead Director. In the year ended December 31, 2004, each director who is a chair of one of the General Partner's committees was compensated, with the chair of the Audit Committee receiving an additional annual retainer of $6,000 and the chair of each of the other committees receiving an additional annual retainer of $3,000. No additional meeting fees were paid for attendance at committee meetings.

Effective January 1, 2005, the compensation for the directors, other than the directors who are also executive officers or employees of the General Partner or AltaGas, is a retainer of $28,000 per year plus a meeting fee of $1,000 per meeting after the fifth meeting of the Board of Directors in the calendar year and reimbursement for their out-of-pocket expenses incurred in acting as a director. The Chairman of the Board of Directors is an executive officer of AltaGas and receives no additional fees for service on the Board of Directors. The Lead Director receives an annual fee of $60,000 for the increased workload associated with the role of Lead Director. Effective January 1, 2005, each director who is a chair of one of the General Partner's committees is compensated, with the chair of the Audit Committee receiving an additional annual retainer of $10,000 and the chair of each of the other committees receiving an additional annual retainer of $5,000. Each member of a committee will receive an additional annual retainer of $3000 per committee. No additional meeting fees are paid for attendance at committee meetings.

The board of directors of AltaGas is not entitled to compensation for services rendered to AltaGas in their capacities as such. The members of the board of directors will instead receive compensation in their capacities as executive officers of AltaGas.

Directors and Officers Liability Insurance

Directors and officers insurance has been obtained for the Board of Directors and officers of AltaGas and its subsidiaries with a policy limit of $40,000,000 aggregate per policy year. Under this insurance coverage, AltaGas

would be reimbursed for indemnity payments made on behalf of the Board of Directors and officers of AltaGas subject to a deductible of $500,000 per occurrence, which would be paid by AltaGas. The total premium paid by AltaGas for directors and officers' liability insurance during the financial year ended December 31, 2004 was $140,000.00.

Other Compensation

Other than as herein set forth, the General Partner did not pay any additional compensation to the Board of Directors in the financial year ended December 31, 2004.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information related to AltaGas' equity compensation plans for the financial year ended December 31, 2004:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	349,411	$9.02	369,931
Equity Compensation plans not approved by securityholders	N/A	N/A	N/A
Total	349,411	$9.02	369,931

OTHER MATTERS

The General Partner knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

AltaGas shall provide without charge, upon request being made to AltaGas, a copy of the Trust's annual information form, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Trust's most recently filed comparative annual financial statements, together with the accompanying report of the auditor, the Trust's most recently filed annual Management Discussion and Analysis and any interim financial statements of the Trust that have been filed thereafter and the interim Management Discussion and Analysis relating thereto.

Additional information relating to the General Partner, AltaGas and the Trust is available on SEDAR at www.sedar.com.

DATE: March 16, 2005.

SCHEDULE A

STATEMENT OF GENERAL PARTNER'S GOVERNANCE PRACTICES

The following table sets forth the TSX Guidelines for effective corporate governance together with the General Partner's corporate governance approach. In addition, where applicable the table references the requirements contained in Multilateral Instrument 52-110 - *Audit Committees* ("**MI 52-110**") and the General Partner's compliance therewith. The Board of Directors of the General Partner believes that the General Partner's corporate governance policies and practices fully comply with the recommendations set forth in the TSX Guidelines and the requirements of MI 52-110.

Mandate of the Board	
Guideline 1	**The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation. The board should adopt a formal mandate that sets out its stewardship responsibilities.**
Does the General Partner Align?	Yes
Description of Approach	The mandate of the Board of Directors pursuant to the *Canada Business Corporations Act* (the "**CBCA**") is to manage or supervise the management of the business and affairs of the General Partner. Pursuant to the Unanimous Shareholder Agreement the Board of Directors has also assumed that role in respect of AltaGas. The Board of Directors has adopted a formal mandate in accordance with the CBCA and has explicitly assumed the stewardship of the General Partner and AltaGas. Details regarding the Board of Directors' mandate are described below.
Guideline 1a	**As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for the adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, opportunities and risks of the business.**
Does the General Partner Align?	Yes
Description of Approach	The Board of Directors' responsibilities include developing and adopting AltaGas' strategic planning process and approving the strategic plan; AltaGas' major business development initiatives; and the general review of AltaGas' operating results, including the evaluation of the general and specific performance of management. The Board of Directors sets one meeting per year for a comprehensive review and approval of AltaGas' budget and plan for AltaGas and each of its affiliates the following year. The Board of Directors has also established one meeting per year for a comprehensive review and approval of the overall strategic plan of AltaGas and its affiliates. Management regularly provides the Board of Directors with operational reviews of AltaGas' and its affiliates' activities. In conjunction with these reviews, the Board of Directors discusses various strategic planning matters and identifies business and other risks associated with the activities of AltaGas and its affiliates, as it considers appropriate.
Guideline 1b	**As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks.**
Does the General Partner Align?	Yes

Description of Approach	The Board of Directors is responsible for understanding the principal risks associated with the business of AltaGas and its affiliates on an ongoing basis and management is responsible to ensure that the Board of Directors and its committees are kept well informed of these changing risks on a timely basis. The Audit Committee of the Board of Directors reviews AltaGas' risk management policies and procedures for AltaGas and its affiliates and reports quarterly to the Board of Directors on these matters. The Board of Directors also receives and reviews reports from the Environment and Safety Committee at least two times per year.
Guideline 1c	**As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for succession planning, including appointing, training and monitoring senior management.**
Does the General Partner Align?	Yes
Description of Approach	The Board of Directors believes that succession planning and management development are important to the success of the Trust. The Chief Executive Officer provides a detailed report to the Human Resources and Compensation Committee and a summary presentation to the Board of Directors on these matters on an annual basis. The Human Resources and Compensation Committee annually reviews and reports to the Board of Directors on existing management resources and plans, including recruitment and training programs, for ensuring that qualified personnel will be available for succession to key officer positions in AltaGas. The Human Resources and Compensation Committee conducts an annual review and assessment of the performance of the Chief Executive Officer and the officers of AltaGas. The Governance Committee's mandate includes monitoring the relationship between management and the Board of Directors.
Guideline 1d	**As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for a communication policy for the corporation.**
Does the General Partner Align?	Yes
Description of Approach	The Board of Directors has put processes in place to ensure effective, timely and non-selective communications between the Trust, its stakeholders and the public. The Board of Directors, or the appropriate committee thereof, reviews the content of the Trust's major communications to unitholders and the investing public, including the quarterly and annual reports, and approves the information circular, the annual information form and any prospectuses that may be issued. The disclosed information is released through mailings to unitholders, news wire services, the general media and the Trust's home page on the internet, as required. The Board of Directors believes that it is the function of management to speak for the Trust in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. AltaGas has executives responsible for investor relations, who respond to analyst, institutional and individual shareholder inquiries and who are responsible for inquiries from media, government and the public. Individual queries can be made at any time by calling or writing directly to AltaGas' head office in Calgary, Alberta.

Guideline 1e	**As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for the integrity of the corporation's internal control and management information systems.**
Does the General Partner Align?	Yes
Description of Approach	The Board of Directors has appointed four committees, each of which is responsible for reviewing and advising the Board of Directors on controls related to their specific area. The Audit Committee regularly reviews the Trust's internal controls through management and the Trust's external auditors.
Composition of the Board	
Guideline 2	**The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.[1] If the corporation has a significant shareholder,[2] in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.**
Does the General Partner Align?	Yes
Description of Approach	The Board of Directors, the Governance Committee and each director has reviewed the relevant provisions of the TSX Guidelines and determined that seven of the General Partner's eight directors are unrelated directors for the purposes of the TSX Guidelines, being John B. Breen, Allan L. Edgeworth, Denis C. Fonteyne, Daryl H. Gilbert, Robert. B. Hodgins, Myron F. Kanik and David F. Mackie. One of the directors, David W. Cornhill, is not an unrelated director by virtue of also being an officer of AltaGas and the General Partner. The Board of Directors and the Governance Committee have reviewed the relevant provisions of the TSX Guidelines and determined that, to its knowledge, the Trust does not have a significant Unitholder for the purposes of the TSX Guidelines.
Guideline 3	**The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.**
Does the General Partner Align?	Yes

[1] The TSX Guidelines define an unrelated director as a director that is not a member of management and does not have an interest or relationship that could be seen to interfere with the director's ability to act in the best interests of the General Partner or AltaGas, other than interests and relationships arising from securityholding.

[2] The TSX Guidelines define a "significant shareholder" to be a shareholder with the ability to exercise the majority of the votes for the election of the board of directors.

Description of Approach	Each of the directors individually, the Governance Committee and the Board of Directors as a whole, has reviewed the relevant provisions of the TSX Guidelines and considered such director's respective interests in and relationship with AltaGas or the General Partner. Only one (1) director, David W. Cornhill, is not independent of management. No director has an interest in AltaGas or the General Partner or the assets or business of AltaGas or the General Partner, other than as a result of securityholding in the Trust. No director has a business or any other relationship, other than as a result of securityholding in the Trust, that could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Trust. Based on this review, the Board of Directors made the determination set out in Guideline 2 above in respect of the number of unrelated directors.
Evaluation and development of the Board	
Guideline 4	**The board of directors of every corporation should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.**
Does the General Partner Align?	Yes
Description of Approach	The Governance Committee's mandate includes recommending directors to the Board of Directors, to fill vacancies on the Board of Directors or to be proposed for election by the Trustee, at the direction of the Unitholders. The qualifications of the new Board of Directors nominees are reviewed by the Governance Committee based on criteria set by the Board of Directors from time to time. The Governance Committee's mandate also includes establishing appropriate practices for measuring the performance and for the review of the performance of the Board of Directors, Board of Directors committees and individual directors.
Guideline 5	**Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.**
Does the General Partner Align?	Yes
Description of Approach	The Governance Committee is responsible for conducting an annual assessment of Board of Directors and committee activities and performance. As part of the assessment, directors are asked for input as to areas where and how the Board of Directors' effectiveness could be improved, and areas where additional training or education may be beneficial.
Guideline 6	**Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.**
Does the General Partner Align?	Yes
Description of Approach	The Governance Committee is responsible for establishing formal orientation, development and education programs and materials for new directors. Ongoing education of all directors is offered where a need is perceived or based on input obtained from individual directors as part of the assessment process.

Size of Board	
Guideline 7	**Every board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.**
Does the General Partner Align?	Yes
Description of Approach	The Governance Committee's mandate includes reviewing and making recommendations as to the size of the Board of Directors and practices for measuring performance. Based on these recommendations, the Board of Directors considers its size each year when it considers the number of directors to recommend to the Unitholders for election at the annual meeting of Unitholders, taking into account the number required to carry out the Board of Directors' duties effectively and to maintain a diversity of view and experience.
Compensation of Directors	
Guideline 8	**The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being a director.**
Does the General Partner Align?	Yes
Description of Approach	The Governance Committee's mandate includes reviewing and approving appropriate practices for determining and establishing compensation for the Board of Directors to ensure it reflects the responsibilities and risks of being a director of a public vehicle.
Committees of the Board	
Guideline 9	**Subject to Guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.**
Does the General Partner Align?	Yes
Description of Approach	The Audit Committee, the Governance Committee and the Human Resources and Compensation Committee are composed entirely of unrelated directors. The Environment and Safety Committee has a majority of unrelated directors.
Responsibility for Corporate Governance	
Guideline 10	**Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. The committee would, among other things, be responsible for the corporation's response to these governance guidelines.**
Does the General Partner Align?	Yes
Description of Approach	The Governance Committee is responsible for the development of the overall governance of the Trust, a continuing assessment of corporate governance matters, and to make recommendations to the Board of Directors regarding the General Partner's approach to corporate governance.

Objectives for the Board and the CEO, and expectations of management	
Guideline 11	**The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.**
Does the General Partner Align?	Yes
Description of Approach	The Board of Directors together with AltaGas' Chief Executive Officer, has developed and maintains position descriptions for the Board of Directors and the Chief Executive Officer (within the context of the requirements imposed by the Declaration of Trust, the CBCA and AltaGas' by-laws), which include the limits on management's responsibilities. The Governance Committee's mandate includes review of the description of the directors' duties and the division of duties between and among directors, the Chairman, the Lead Director, the Chief Executive Officer and management. The Board of Directors develops corporate objectives for which the Chief Executive Officer is responsible through its annual budget and strategic plan review, and otherwise as required. The Human Resources and Compensation Committee evaluates the Chief Executive Officer against those objectives and reports the results of the evaluation to the Board of Directors. The Board of Directors considers that certain decisions are sufficiently important that management should seek prior approval of the Board of Directors. Such decisions include: approval of the annual capital and operating budgets and any material changes to or deviations from these budgets; acquisition or sale of significant assets, including significant commitments with industry partners; significant debt or equity financing; changes in management; all matters as required under the Declaration of Trust or the CBCA; and significant changes incorporate policies, goals or objectives.
Independence of the Board	
Guideline 12	**Every board of directors should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to:** **(i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities; or** **(ii) assign this responsibility to an outside director, sometimes referred to as the "lead director".** **The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the Board of Directors' relationship to management to a committee of the board.**
Does the General Partner Align?	Yes
Description of Approach	David W. Cornhill is the Chairman of the Board of Directors and Chief Executive Officer of the General Partner and AltaGas. To ensure that the Board of Directors can function independently of management, the Board of Directors has appointed Myron F. Kanik, an outside director, as Lead Director. The Board of Directors meets in-camera and independently of management often and whenever appropriate. Mr. Kanik determines when such a meeting is appropriate and acts as chair of the Board of Directors at these times. In addition, responsibility for administering the Board of Directors' relationship to management has been assigned to the Governance Committee.

Audit Committee	
Guideline 13	**The audit committee of every board of directors should be composed only of unrelated directors.** **All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial expertise".** **The board should adopt a charter for the audit committee which sets out the roles and responsibilities of the audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.**
MI 52-110 Requirement	**The audit committee must have a minimum of three members, each of whom must be "independent" and "financially literate".**
Does the General Partner Align?	Yes
Description of Approach	The CBCA, the corporate statute governing the General Partner, requires that the Audit Committee of the General Partner be composed of not less than three directors, a majority of whom are not officers or employees of the General Partner or any of its affiliates, including AltaGas. The Audit Committee complies with these requirements and the TSX Guidelines. All members of the Audit Committee are "financially literate" and Daryl H. Gilbert, John B. Breen and David F. Mackie have "accounting or related financial expertise", based on criteria established by the Board of Directors in accordance with the TSX Guidelines. The Board of Directors has adopted the TSX definitions of "financially literate" and "accounting or related financial expertise".[3] The Board of Directors has developed written terms of reference outlining the Audit Committee's roles and responsibilities and which provide appropriate guidance to Audit Committee members as to their duties. These terms of reference are reviewed annually by the Board of Directors. The Audit Committee reviews the annual and interim financial statements of the Trust and makes recommendations to the Board of Directors with respect to such statements. The Audit Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management, and the adequacy of the internal accounting control procedures and systems within the Trust and its affiliates. The Audit Committee is responsible to ensure that management has implemented an effective system of internal control and has oversight responsibility for management reporting on internal control. The Audit Committee meets with the Trust's auditors regularly, independent of management, and has direct communication channels with the Trust's external auditors to discuss and review specific issues as appropriate.

[3] The TSX defines "financial literacy" as the ability to read and understand a balance sheet, an income statement and a cash flow statement, and "accounting or related financial expertise" as the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

Outside Advisors to Board Members	
Guideline 14	**The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.**
Does the General Partner Align?	Yes
Description of Approach	In certain circumstances, it may be appropriate for a committee of the Board of Directors, an individual director or a group of directors to engage outside legal, financial or other services at the expense of the Trust. The Board of Directors has implemented a system providing for this, pursuant to which the Governance Committee is responsible for establishing the circumstances in which such an outside advisor may be engaged and approves the engagement of such an outside advisor.
Audit Committee Charter	
MI 52-110 Requirement	The Audit Committee must have a written charter that sets out its mandate and responsibilities
Does the General Partner Align?	Yes
Description of Approach	The Audit Committee has a charter in place. See the Trust's 2004 Annual Information Form for the text of the charter.

Table of Contents

Definitions

Bbls/d .... barrels per day
Bcf .... billion cubic feet
Mmcf/d .... million cubic feet per day
MW .... megawatt

This Management's Discussion and Analysis (MD&A) of operations and financial statements presented herein report on a continuity-of-interest accounting basis which recognizes the Trust as the successor to AltaGas Services Inc.(ASI). This MD&A dated March 2, 2005 is a review of the results of operations and the liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust) for the year ended December 31, 2004 compared to 2003. It should be read in conjunction with the accompanying audited consolidated financial statements of the Trust for the year ended December 31, 2004.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of ASI voted in favour of a plan of arrangement to reorganize the business of ASI into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No.1 or AltaGas Holding Limited Partnership No.2 (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds, through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by ASI. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipeline Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held.

AltaGas General Partner Inc., through its Board of Directors, who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all the management, administrative and operating services to the Trust and its subsidiaries. At December 31, 2004 AltaGas Ltd. and its subsidiaries employed a total of 588 people.

The Trust has incurred costs and charges to implement the plan of arrangement, which are anticipated to total approximately $17.0 million. Total amounts incurred in 2004 of $8.6 million and $5.7 million have been charged to unitholders' capital and income respectively. The balance is expected to be charged to income in future periods.

DISTRIBUTIONS

AltaGas' distributions are determined by giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of the Trust. The Trust targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders.

On April 29, 2004 the Trust announced it would commence monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004 to holders of units. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month, or in each case the following business day if the payment date falls on a weekend or holiday.

From the date of conversion to an income trust on May 1, 2004, through to December 31, 2004, AltaGas declared cash distributions of $61.7 million or $1.20 per unit. The following table summarizes AltaGas' dividend and distribution declaration history for the last three years.(1)

($ per unit)		2004		2003		2002
First quarter	$	0.11	$	0.08	$	0.06
Second quarter		0.30		0.08		0.06
Third quarter		0.45		0.11		0.08
Fourth quarter		0.45		0.11		0.08
	$	1.31	$	0.38	$	0.28

(1) *Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. Prior to December 2000 no dividends were paid. Monthly distributions to unitholders began in the second quarter of 2004.*

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2. DRIP participation generated $10.3 million in new equity through the issuance of 521,326 trust units in 2004. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

For income tax purposes approximately 75 percent of the distributions declared in 2004 will be taxed as interest with the remaining 25 percent classified as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their trust units for purposes of calculating the capital gains amount upon disposition of their trust units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of trust units.

OVERVIEW OF THE BUSINESS AND STRATEGY

AltaGas Income Trust is in the business of moving energy from its source to the end-user. The Trust's objective is to generate long-term value for investors through disciplined investment that links energy infrastructure and energy services along the energy value chain. AltaGas' businesses are organized into three segments - Gathering and Processing, Energy Services and Natural Gas Distribution. Within each segment, management focuses on operating components. Gathering and Processing includes natural gas field gathering and processing facilities, ethane and natural gas liquids extraction plant interests and natural gas transmission pipelines. Energy Services primarily includes power services and gas services. Natural Gas Distribution includes AltaGas Utilities Inc. a wholly owned subsidiary, a one-third interest in Inuvik Gas Ltd., and AltaGas' 24.9 percent ownership interest in Heritage Gas Ltd.

The Trust expects to continue to grow its integrated energy businesses through internal expansion and through acquisition opportunities, deliberately growing each of its business components to reduce concentrations of risk and enhance earnings potential. In the period from 2000 through 2004, AltaGas invested $586.7 million, approximately 35 percent or $208.2 million was expended on internal development projects to meet customer demand, and 65 percent or $378.5 million was expended to acquire various midstream assets and businesses.

CONSOLIDATED FINANCIAL RESULTS

($ millions)	2004	2003	2002[1]
Revenue	859.2	710.6	492.7
Net revenue [2]	249.8	219.9	169.9
EBITDA [2]	133.4	121.9	94.8
Net income	65.8	38.3	29.4
Total assets	1,108.6	919.3	904.9
Long-term liabilities	323.7	468.9	431.2
Net additions to capital assets	101.6	52.6	165.0
Cash flows			
Funds generated from operations [2]	108.6	90.2	70.8
Distributable cash flow [2]	102.2	79.6	66.1
Distributions/dividends [3]	66.7	17.3	11.9
($ per unit, basic)			
EBITDA[2]	2.70	2.68	2.24
Net income	1.33	0.84	0.70
Cash flows			
Funds generated from operations [2]	2.20	1.98	1.67
Distributable cash [2]	2.07	1.75	1.56
Distributions/dividends [3]	1.31	0.38	0.28
Units outstanding (millions)			
Basic	49.4	45.5	42.3
End of period	53.2	45.7	45.2

(1) *Restated for the impacts of the adoption of asset retirement obligation accounting*

(2) *Non-GAAP financial measure. See discussion in the following section of this MD&A*

(3) *Distributions of $0.15 per unit declared commencing May, 2004. Dividends of $0.06-$0.11/share paid in quarters dated prior to trust conversion*

AltaGas' net income for 2004 increased 72 percent compared to 2003, establishing a new record since AltaGas' formation. Net income for the year ended December 31, 2004 was $65.8 million or $1.33 per unit compared to $38.3 million or $0.84 per unit for the year ended December 31, 2003. Acquisitions and expansions in AltaGas' Energy Services and Gathering and Processing segments contributed to the improvement in operating results. In addition, reduced income tax expense in the current year associated with converting to an income trust had a significant favourable impact on net income. One-time costs related to the conversion to an income trust and costs associated with regularly scheduled major maintenance turnarounds at two of AltaGas' sour gas processing facilities partially offset the increases.

On a consolidated basis, revenue for the year ended December 31, 2004 increased 21 percent to $859.2 million compared to $710.6 million for the same period in 2003. The increase in revenue was primarily due to volume increases related to the acquisitions in the gas services and extraction components. Also contributing to the increase were higher natural gas liquids (NGLs) prices and higher average prices received in the power component on hedged power volumes sold.

Net revenue increased 14 percent to $249.8 million for full year 2004 when compared to 2003. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

Operating and administrative expense was $18.4 million or 19 percent higher in 2004 than 2003. Operating costs increased primarily due to field gathering and processing facilities acquisitions late in 2003 as well as the completion of major maintenance turnarounds at AltaGas' Bantry and Rainbow Lake facilities during 2004. Cash costs of $3.3 million related to the conversion to an income trust, and a further non-cash charge of $2.4 million in compensation expense as a result of the vesting of all outstanding unvested employee trust unit options on May 1, 2004 were the major drivers of increased administrative expense. Increased staffing required to support the Trust's growth also contributed to higher administrative costs.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for 2004 rose nine percent to $133.4 million compared to 2003. Amortization expense increased nine percent to $41.8 million for 2004 compared to $38.3 million for 2003. The increase in amortization expense was driven by increases in AltaGas' capital base related to acquisitions and internal expansion projects.

Consolidated Net Income ($ millions)


17.6
19.2
29.4
38.3
65.8
00
01
02
03
04

Consolidated Revenue ($ millions)


505.7
489.8
492.7
710.6
859.2
00
01
02
03
04

Interest expense of $21.2 million for 2004 was four percent lower than 2003 due to lower average debt balances during the year, partially offset by higher blended average interest rates. Income tax expense for 2004 was $18.6 million less than that reported for 2003 even though income before taxes was higher. The variance was driven by AltaGas' conversion to an income trust. AltaGas' consolidated income from corporations was taxable in 2003 and for the period January 1 through April 30, 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. The impact of the restructuring from a corporation to a trust contributed $15.5 million of the reduction in income tax expense for 2004.

As a result of AltaGas' conversion to an income trust, and consequently interest expense reducing taxable income, amortization expense now exceeds capital cost allowance claimed, resulting in a reversal over time of the Trust's future income tax liability. AltaGas' first eight months as a trust resulted in the reversal driving a credit to income tax expense of $3.1 million.

The income of AltaGas' operating entities is subject to a variety of tax rates and rate reductions, currently and in the future. Consequently, there are several items which impact income tax expense and the effective tax rate from period to period. Contributing to the variance from 2004 to 2003 in the effective tax rate was a $0.7 million charge in the second quarter of 2003 to the future income tax liability to record the impact of federal rate and resource allowance adjustments. Income tax expense for 2004 was reduced by $0.7 million as a result of the application of a provincial rate reduction arising out of the March 19, 2004 Alberta government budget. The impact of recording a charge to income for compensation expense related to stock options in 2004, which has no current or future income tax implication, partially offset these rate reductions by $0.8 million.

The Trust will continue to pay Large Corporations Tax for all of its subsidiaries until it is phased out after 2007. Incorporated subsidiaries in AltaGas' Natural Gas Distribution segment which operate as regulated businesses under utility board regulation will continue to pay income tax.

Consolidated Net Revenue ($ millions)



116.3
135.0
169.9
219.9
249.8
00
01
02
03
04

Net Income Per Unit ($/basic unit)



0.46
0.50
0.70
0.84
1.33
00
01
02
03
04

NON-GAAP FINANCIAL MEASURES

AltaGas provides financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

FUNDS GENERATED FROM OPERATIONS

($ millions)	2004	2003	2002
Funds generated from operations	108.6	90.2	70.8
Add: Net change in non-cash working capital and other	39.1	6.3	4.4
Cash from operations (GAAP financial measure)	147.7	96.5	75.2

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations, after interest and taxes, without regard to changes in the Trust's non-cash working capital in the period.

EBITDA

($ millions)		2004	2003	2002
EBITDA		133.4	121.9	94.8
Deduct:	Amortization	(41.8)	(38.3)	(33.8)
	Interest	(21.2)	(22.1)	(18.1)
	Income taxes	(4.6)	(23.2)	(13.5)
Net income (GAAP financial measure)		65.8	38.3	29.4

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in understanding the ability of the organization to generate cash and its ability to cover interest payments.

Funds Generated From Operations
($ millions)


40.5
50.2
70.8
90.2
108.6
00
01
02
03
04

Consolidated EBITDA ($ millions)


57.0
69.9
94.8
121.9
133.4
00
01
02
03
04

OPERATING INCOME

($ millions)	2004	2003	2002
Operating income	91.6	83.6	61.0
Deduct: Interest	(21.2)	(22.1)	(18.1)
Income taxes	(4.6)	(23.2)	(13.5)
Net income (GAAP financial measure)	65.8	38.3	29.4

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements since interest and income taxes are not allocated to business segments. Operating income is used to measure operating performance without reference to financing decisions and income tax impacts which are not controlled at the operating management level.

DISTRIBUTABLE CASH FLOW

($ millions except per unit information)	2004	2003	2002
Distributable cash flow	102.2	79.6	66.1
Add: Maintenance capital expenditures	6.4	10.6	4.7
Net change in non-cash working capital	39.1	6.3	4.4
Cash from operations (GAAP financial measure)	147.7	96.5	75.2
Distributable cash flow per unit	$ 2.07	$ 1.75	$ 1.56

The Trust's distributable cash flow is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash flow can not be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

Revenue by Segment ($ millions)


98.0
120.6
355.9
510.8
630.4
469.7
448.1
84.3
129.4
124.6
00
01
02
03
04
Energy Services
Natural Gas Distribution
Gathering and Processing
Gathering, Processing and Energy Services

Excludes Intersegment Eliminations

Prior to January 1, 2002 the Trust had two business segements

Net Revenue by Segment ($ millions)


59.9
49.3
44.2
30.7
30.6
26.9
28.9
28.1
108.1
88.2
00
01
02
03
04
Energy Services
Natural Gas Distribution
Gathering and Processing
Gathering, Processing and Energy Services

Excludes Intersegment Eliminations

NET REVENUE

($ millions)	2004	2003	2002
Net revenue	249.8	219.9	169.9
Add cost of sales	609.4	490.7	322.8
Revenue (GAAP financial measure)	859.2	710.6	492.7

In the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects organic growth in the business.

RESULTS OF OPERATIONS BY SEGMENT

The Trust reports consolidated financial and operating results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

OPERATING INCOME

($ millions)	2004	2003[1]	2002[2]
Gathering and Processing	45.4	42.3	28.2
Energy Services	38.3	32.6	24.0
Natural Gas Distribution	7.9	8.7	8.8
	91.6	83.6	61.0

(1) *Restated for certain NGLs operations previously reported in Energy Services now managed and reported in Gathering and Processing*

(2) *Restated for the impacts of asset retirement obligation accounting*

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

FINANCIAL RESULTS

($ millions)	2004	2003[1]	2002[2]
Revenue	218.9	169.2	106.1
Net revenue	164.9	140.4	99.6
Operating and administrative expense	93.3	74.5	52.2
Amortization expense	26.2	23.6	19.2
Operating income	45.4	42.3	28.2

(1) *Restated for certain NGLs operations previously reported in Energy Services and now managed and reported in Gathering and Processing*

(2) *Restated for the impacts of asset retirement obligation accounting*

OPERATING STATISTICS

	2004	2003	2002
Field gathering and processing			
Capacity (Mmcf/d) (1)	913	861	842
Throughput (gross Mmcf/d) (2)	558	523	532
Throughput (gross average annual Mmcf/d) (3)	560	520	492
Capacity utilization (percent) (1)	61	61	63
Average working interest (percent) (1)	90	90	88
Extraction			
Inlet capacity (Mmcf/d) (1)	539	349	349
Production (Bbls/d) (3)	13,436	7,575	3,399
Transmission volumes (Mmcf/d) (2)(4)	432	403	106

(1) *As at December 31*

(2) *Fourth quarter average*

(3) *Average for period*

(4) *Excludes condensate pipeline volumes*

Business activities

The Gathering and Processing segment consists of the field gathering and processing, extraction and transmission businesses. The assets in this segment include 69 natural gas field gathering and processing plants, more than 6,000 kilometres of gathering lines, interests in five ethane and NGLs extraction and fractionation facilities and six natural gas transmission lines. AltaGas' natural gas processing capacity ranks the Trust in the top ten Canadian processors of natural gas and one of the four largest Canadian midstream processors. These long-life assets provide service to a diverse customer base under arrangements which include a significant portion of contracts that provide cost of service, fixed fee and recovery of operating cost terms.

Revenues are generally volume driven and commodity price exposure is minimal. The main drivers of performance in this segment are processed volumes for the field gathering and processing and extraction components and transported volumes for the transmission component and fees earned per unit processed or transported. On the small portion of the extraction business that is not under fixed fee sales or cost of service contracts, performance can be subject to the price spread between NGLs extracted and the natural gas purchased to make up the heating value of the NGLs extracted after subtracting operating costs (frac spread).

In the field gathering and processing component, contracts with natural gas producers are volumetric service fee structures, based on a rate per mcf of throughput. Approximately 73 percent of contracts in place at December 31, 2004 were subject to annual price escalation related to changes in the Alberta Consumer Price Index. This "toll for service" structure does not create exposure to commodity price risk as revenues are a function of volumes processed.

In the extraction component, AltaGas' net share of ethane production is sold through long-term cost of service or fixed fee arrangements. The sales price received under these contracts provides for a return on and of capital and the recovery of certain operating costs, including shrinkage make-up attributable to that production. AltaGas' share of ethane production is sold at the plant gate, with the product purchaser responsible for all downstream transportation and handling.

AltaGas' NGLs can be sold under a variety of arrangements, but approximately 75 percent of AltaGas' net NGLs production is sold under long term fixed fee arrangements. These volumes do not bear any commodity price risk. The revenue from these NGLs sales and the ethane sales provides a stable, predictable cash flow base.

Approximately 20 percent of AltaGas' NGLs production is sold under short term contracts. The margins received on these volumes are subject to frac spread. The remaining five percent of NGLs production is sold under a profit and loss arrangement. If commodity prices or operating costs make NGLs extraction uneconomic, the NGLs may be reinjected or the facilities may be turned down or shut in.

In the transmission component the Suffield system which consists of two natural gas pipelines at Suffield, Alberta, is the largest contributor to component revenues. The two pipelines each have 200 Mmcf/d of transmission capacity. The majority of the Suffield system's capacity is contracted through transport or pay and volume commitments which expire in 2022 and are renewable for one year periods thereafter. Volume commitments will increase annually from approximately 322 Mmcf/d in 2004 to approximately 385 Mmcf/d in 2010 and decline thereafter. AltaGas expects to work with other potential shippers to develop transportation opportunities to maximize the system's contribution.

Results of operations

Revenue in the Gathering and Processing segment for 2004 increased to $218.9 million or 29 percent from 2003. Net revenue increased by 17 percent to $164.9 million compared to $140.4 million for 2003. The increases were driven by higher throughput volumes in the field gathering and processing and extraction components due to acquisitions and expansions and by an increase in shipper transported volumes in the transmission component. A record number of well tie-ins in 2004 also helped maintain throughput levels in the field gathering and processing component. Favourable frac spreads through the latter half of the year contributed to increased net revenues in the extraction component.

Operating and administrative expenses increased 24 percent in 2004 compared to 2003 due to incremental operating costs related to facility acquisitions and major maintenance turnarounds at two of AltaGas' major processing facilities. Efficient turnaround work is important to AltaGas, as well as its customers, to minimize downtime and the associated period of lost revenue.

In the field gathering and processing component, capacity increased to 913 Mmcf/d at end of 2004 compared to 861 Mmcf/d at the end of 2003. Capacity in the field gathering and processing increased due to the acquisition of the 43 Mmcf/d Mica Pouce Coupe gas plant and gathering system in the first quarter 2004 and the seven Mmcf/d expansion of the Kirkpatrick Lake facility in December 2004. Throughput volumes increased to 560 Mmcf/d from 520 Mmcf/d in 2003. Throughput volumes were higher in 2004 due to the combined impact of the late 2003 Rainbow Lake plant acquisition, well tie-ins and plant expansions which more than offset the impact of normal natural gas production declines and maintenance turnarounds. In 2004, 428 wells were tied-in to AltaGas' facilities compared to 324 in 2003 generating the need to expand

throughput at AltaGas' Marten Creek, Doris and Windfall facilities with the addition of booster compression. During 2004, AltaGas invested approximately $16.4 million on internal expansion projects in the field gathering and processing component. In addition, 36 movable processing components were relocated, contributing further to the increases in throughput. While AltaGas' investment is generally protected by the life of reserves behind the facility, since producing wells typically remain connected to a gathering and processing system for their entire productive lives, these projects are often supported by producer commitments designed to underpin AltaGas' capital commitments. The fees generated by these projects and the renegotiation of existing processing contracts have increased the average fee earned per mcf processed when comparing 2004 to 2003.

During the first quarter of 2004 AltaGas also captured an opportunity to increase its ownership in the 25 Mmcf/d Namaka facility to 100 percent from 75 percent allowing AltaGas to benefit from more of the processing upside expected to develop in the area.

On a full-year basis average NGLs volumes processed increased to 13,436 Bbls/d compared to 7,575 Bbls/d in 2003. Volume increases for the year were primarily due to the late August 2004 closing of AltaGas' acquisition of an interest in EEEP. The plant has gross licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of NGLs. The acquisition increased AltaGas' total net licensed inlet extraction capacity to 539 Mmcf/d. AltaGas' share of plant products are sold under long-term contracts and feedstock supply is provided by a long-term gas supply contract to EEEP. Production at the Empress EnCana facility and the Joffre ethane extraction plant were also higher during the year.

The volume increases, combined with a favourable NGLs pricing environment, resulted in extraction net revenue growth of 89 percent reaching $20.9 million during 2004 compared to $11.1 million in 2003.

AltaGas' transmission component net revenue was up $0.4 million in 2004 compared to 2003. Volumes increased due to well tie-ins and increased shipper volumes on the Suffield system.

Business strategy

Fundamental opportunities in the gathering and processing business derive from the requirement for all natural gas to be processed to meet downstream pipeline specifications prior to delivery to the end-user.

In the field gathering and processing component facility utilization can often be increased with little or no additional capital investment. Facility utilization in the field gathering and processing component averaged 61 percent at December 31, 2004. With its extensive gathering infrastructure and the mobile nature of the majority of its field gathering and processing plants, AltaGas has a unique ability to quickly redeploy assets in response to producer drilling activity, and to size facilities to meet demand while reducing operating costs and minimizing the time required to bring new production on line, improving producer and AltaGas' cash flow. AltaGas' operating areas have investment opportunities which will be realized should economic and resource conditions warrant. During the third quarter of 2004 AltaGas announced the construction of a $5.5 million sour gas processing plant and approximately 37 kilometres of pipeline near the town of Shaunavon, Saskatchewan. The Shaunavon plant became operational in February 2005 and will process 1.0 Mmcf/d per day of solution gas currently being flared from two oil batteries. AltaGas is pursuing additional opportunities in Saskatchewan to process flared gas.

In the extraction component opportunities arise from organic growth and the pursuit of additional acquisition opportunities. In 2005 the impact of a full year of operations of EEEP under AltaGas' ownership is expected to boost 2005 NGLs production to new records. In addition, AltaGas expects to invest approximately $5.1 million in its extraction component during 2005 to increase efficiency and undertake other natural gas value chain optimization. Opportunities to purchase additional interests in facilities in which the Trust currently owns interests, or in facilities new to AltaGas, will be evaluated and pursued within the Trust's framework of economically sound decision making.

In the transmission component acquisition opportunities are available and organic growth can be captured through the leverage of existing facilities.

Business risks

The majority of AltaGas' gathering and processing facilities process or transport natural gas from the Western Canadian Sedimentary Basin. The ongoing capacity utilization of these systems is dependent on a number of factors including the level of exploration and development within the basin, the longer term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' field gathering and processing facilities is influenced by production of natural gas in the areas serviced by AltaGas. At its field gathering and processing facilities, AltaGas actively pursues opportunities to maintain or increase throughput and has been successful in offsetting natural production declines. AltaGas' contract provisions further mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover portions of its expansion capital over a relatively short period of time. The majority of AltaGas' field processing facilities are skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

AltaGas' extraction business depends in part on the level of demand for and the pricing of NGLs. AltaGas cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGLs prices and crude oil prices. As crude oil prices fall, NGLs prices will generally decrease subject to other factors that influence the supply and demand.

AltaGas' gathering and processing businesses are subject to regulation in the jurisdictions in which they carry on business. Pipelines and field gathering and processing facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulator intervention. AltaGas' operated facilities have not faced this situation.

ENERGY SERVICES

The Energy Services segment is comprised of the power services, gas services and the oil and gas production components.

FINANCIAL RESULTS

($ millions)	2004	2003[3]	2002
Revenue	630.4	510.8	355.9
Net revenue [1]	59.9	49.3	44.2
Operating income [2]	38.3	32.6	24.0

[1] *Gross revenue less cost of sales*

[2] *Gross revenue less costs of sales less operating and general and administration expense and amortization*

[3] *Restated for certain NGLs operations previously managed and reported in Energy Services now reported in Gathering and Processing*

OPERATING STATISTICS

	2004	2003	2002
Volume of power sold (thousands of MWh)	3,481	3,266	2,669
Price received on the sale of power ($/MWh) [1]	48.77	47.56	41.27
Alberta power pool spot price ($/MWh) [1]	54.54	62.98	43.85

[1] *Average for the year*

Business activities

The Energy Services segment includes the provision of electricity to the Alberta wholesale market, the procurement and supply of energy to end-user customers across Canada and the production of oil and gas. The portfolio of assets in this segment includes coal generation capacity through long-term power purchase agreements (PPAs), a gas fired peaking power complex through a long-term lease and an energy agency business marketed under AltaGas, PremStar and ECNG trade names. Also included is a small portfolio of oil and natural gas reserves acquired over time in association with various asset acquisitions that have been retained as underpinning to certain gas services contracts.

The main drivers of performance for the power services component are megawatt hours (MWh) of power sold, forward sales prices and the Alberta power pool prices on volumes sold on the spot market. Gas services component performance drivers are volumes marketed and exchanged on behalf of customers and the fees earned for the service provided.

AltaGas' power portfolio at the end of 2004 was 478 megawatts (MW) of power generation capacity representing approximately six percent of the Alberta power capacity. The Sundance B power purchase arrangements provide 353 MW of power generation capacity at two plants in Alberta until December 31, 2020. The 36 month Genesee energy contract, entered into April 1, 2003, provides a further 100 MW at an additional two plants. On September 1, 2004 AltaGas entered into a ten year capital lease with Maxim Energy Group Ltd. for 25 MW of capacity, generated by four gas fired peaking plants, located in southern Alberta. The capital lease requires AltaGas to pay monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains all of the ancillary service and peaking sales revenues.

The addition of the 25 MW of natural gas generation peaking capacity provides fuel diversity to AltaGas' coal fired generation. It adds a fifth independent supply source to the Trust's portfolio. The gas fired peaking power assets can ramp up quickly, providing a degree of operational backstopping to AltaGas' Sundance B PPAs and the Genesee energy contract. The peaking gas supply requirement is managed by AltaGas' gas services component.

Since 1994, AltaGas has marketed natural gas processed through its field gathering and processing, transmission and extraction facilities and gas supplied by a pool of producers. On October 6, 2004 AltaGas significantly expanded this component with the acquisition of substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. (collectively PremStar). The purchase price of $20.5 million net of acquisition costs, after closing adjustments from the effective date of April 1, 2004, was paid primarily by way of the issuance of 993,789 trust units from treasury. PremStar is one of Canada's leading energy agency businesses, which on a fee for service basis, provides energy supply, arranges for transportation services, and supports customers with valuable market information. There is minimal capital required to operate the gas services business.

Results of operations

Revenue in the Energy Services segment increased 23 percent to $630.4 million in 2004 from $510.8 million in 2003. The increase was primarily driven by higher power sales volumes.

The power services component generated net revenue of $47.9 million for the full year of 2004 compared to $41.0 million for the same period in 2003. Increases for 2004 were due to higher volumes sold due to the full year contribution from the Genesee energy contract entered into on April 1, 2003 and the addition of the Alberta peaking plants and higher realized prices on power sales. The Alberta Electric System Operator (AESO) is entitled quarterly to recover or refund variances between the revenues collected through transmission charges and the expenses incurred by them. For 2004, the cumulative quarterly adjustments have resulted in a net credit to AltaGas' operating income of $0.9 million compared to a credit of $3.6 million for 2003.

The gas services component contributed net revenue of $5.3 million for the full year 2004 compared to $0.7 in 2003. The PremStar acquisition at the beginning of the fourth quarter of 2004 was the main driver for the growth contributing $3.8 million.

Partially offsetting the increase in net revenue was a significant increase in administrative costs in the segment. This is largely due to PremStar, which, as an energy marketing and agency businesses, is a people based business and carries a relatively high proportion of administrative expense, which tempers its net revenues impact on operating income. The increase in amortization expense, in this segment for 2004 compared to 2003 is due to the amortization of the PremStar contracts and relationships purchased.

Net additions to capital assets in the Energy Services segment were $15.1 million during 2004 compared to $2.5 million during 2003. The addition of the peaking plants was the primary driver of the year over year increase.

Business strategy

The Sundance B PPAs provide AltaGas with a profitable low cost coal-based generation position in the Alberta power market where power pricing is driven by the natural gas fuel cost of plants that provide peak loads. This natural gas link of power to the gathering and processing and gas services businesses means that as natural gas becomes more expensive, AltaGas' coal fired power will receive higher prices. Since 2001, AltaGas has diversified its power portfolio and optimized its original investment by mitigating the operational risks inherent in owning rights to only two generating units. In 2003 the Genessee energy contract provided AltaGas with more diversity of power supply from the two additional units, and the Alberta peaking plants leased in 2004 provide further insurance for operational outages. The peaking plants also allow the Trust to quickly capture attractive peak load power pricing.

AltaGas will continue to invest in power opportunities to optimize its existing power investments. The Trust will pursue additional PPAs and other assets that are supported by long-term power arrangements. AltaGas will not invest in plants that are solely merchant risk, but will look for gas fired, renewable or hydro-power assets with contractual underpinning, with a view to augmenting its existing volumes, reducing operating risk and capturing peak prices in a low risk manner. Underlying these goals is an intent to provide additional related business for the gas services component and to build on the Trust's expertise in operating natural gas-fired equipment.

The business strategy for PremStar's energy supply and consulting services is focused on end-users in the commercial, industrial and institutional sectors in Ontario. It builds on PremStar's long-term relationships, responsive customer service and efficient back-office systems. Expertise in gas markets and innovative contracting arrangements enable PremStar to create value and lock in margins. The PremStar acquisition is expected to increase 2005 and subsequent year's gas services component's results. By offering natural gas marketing services to customers moving product through AltaGas' western Canadian gathering and processing and natural gas distribution assets, the gas services component is a link in the AltaGas strategy of value chain optimization. The access to end-user demand through PremStar is expected to bring more volumes through AltaGas' extraction plants, improving margins in both components.

Business risks

AltaGas' revenue from power sales are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. Each of these may have an impact on the prices the Trust receives for the power sold, which in turn can create volatility in earnings. AltaGas reduces its exposure to floating electricity prices by supplying internal electrical demand requirements and by using a balanced portfolio of forward sales contracts to lock in power margins to reduce pricing risk. Contracts are of terms and at prices dictated by market liquidity and other conditions. For 2005, contracts are in place for periods ranging from three months to 18 months in duration. AltaGas' peaking generation is activated to meet peak power demand or when power is required to offset operating risk at AltaGas PPA plants.

AltaGas does not engage in the speculative trading of power. The Trust actively manages its acquired power capacity to provide stable, predictable earnings and cash flow. The average price AltaGas received from power sales for the 12 months of 2004 was $48.77 per MWh compared to $47.56 per MWh for the same period in 2003. Average Alberta Power Pool spot prices were $54.54 per MWh and $62.98 per MWh for 2004 and 2003 respectively.

AltaGas does not take on commodity price risk in connection with gas services activities and has implemented rigorous risk management processes and systems to carefully monitor and manage its gas services business. Included in these are policies and procedures to manage counterparty credit risk.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited.

FINANCIAL RESULTS

($ millions)	2004	2003	2002
Revenue	124.6	129.4	94.3
Net revenue (1)	30.7	30.6	28.9
Operating income (2)	7.9	8.7	8.8

(1) *Gross revenue less cost of sales*

(2) *Gross revenue less costs of sales less operating and general and administration expense and amortization*

OPERATING STATISTICS (1)

	2004	2003	2002
Volume of natural gas distributed			
Sales (Bcf)	13.6	13.8	14.2
Transportation (Bcf)	11.0	9.7	7.6
Degree day variance (percent) (2)	2.6	6.9	7.8
Number of customers (3)	60,430	59,543	58,499

(1) *AUI only*

(2) *Variance from 20 year average. Positive variances are favourable*

(3) *At December 31*

Business activities

AltaGas Utilities Inc. (AUI), which services 90 communities in Alberta, celebrated 50 years of service as a provincially regulated natural gas distribution utility in 2004. Inuvik Gas Ltd. (Inuvik Gas) distributes gas to the town of Inuvik in the Northwest Territories. Heritage Gas Limited (Heritage) has distribution franchises to deliver natural gas to six counties in Nova Scotia and delivered gas off its Dartmouth system to its first customer in late 2003.

AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated costs of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service less accumulated depreciation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarter results that show either small profits or losses.

The main drivers of performance in the Natural Gas Distribution segment are the allowed regulatory returns on equity and weather in the AUI franchise areas. The segment performance is expected to be impacted in future years by growth within the Heritage Gas franchise areas. Inuvik Gas is small, and while profitable, segment results are not materially impacted by changes in its operating performance.

In July 2004, the Alberta Energy and Utilities Board (AEUB) issued its Generic Cost of Capital decision confirming a capital structure at 41 percent equity and 59 percent debt and establishing the 2004 rate of return on common equity for AUI at 9.6 percent. A formula was approved which establishes the rate of return on common equity at 9.5 percent for 2005. In August 2004, the AEUB confirmed the AUI revenue requirements negotiated for 2003 and 2004. AUI filed an application to allocate costs of service to rate classes and the hearing on resulting rate design concluded on January 14, 2005. A decision is expected early in the second quarter of 2005. AUI filed a General Rate Application for 2005 and 2006 in the fourth quarter of 2004, and expects a hearing in mid 2005.

AUI continues to make moderate increases in the customer base in its franchise areas. During the third quarter of 2004 AUI entered into an agreement to acquire distribution assets that provide natural gas service to approximately 112 customers in the hamlet of Suffield in southern Alberta. Subject to the approval of the AEUB, this purchase will be the last of the small independently owned natural gas distribution companies in Alberta.

Heritage received approval of a final Schedule of Rates, Tolls and Charges by the Nova Scotia Utility and Review Board in June of 2004. This decision approved the requested 13.0 percent return on equity, a 45 percent equity, 55 percent debt capital structure, 8.75 percent cost of debt, capital expenditures, revenue requirement and tariffs. Heritage is focused on building momentum for consumers to switch heating fuel sources in Nova Scotia's market place.

Results of operations

Net revenue for the year ended December 31, 2004, increased slightly compared to 2003 due to an increase in the volume of gas delivered. In 2004, net revenue in AltaGas' Natural Gas Distribution segment was $30.7 million compared to $30.6 million for the same period in 2003. AUI generates the majority of the Natural Gas Distribution segment net revenue. AUI's net revenue is unaffected by changes in the cost of gas as the actual cost is permitted, subject to approval by the Alberta Energy and Utilities Board, to be passed through to the default supply customers. The increase in revenues associated with customer growth for 2004 was partially offset by the impact of the completion of negotiations on AUI's 2003 and 2004 general rate application. Lower than anticipated allowed rates of return on rate base and interest and operating expenses for 2003 resulted in a charge to net income of $0.5 million in the first quarter of 2004 related to previously recorded 2003 results.

Heritage is in the initial stages of its planned growth and activated its Nova Scotia natural gas distribution system in late December 2003. At the end of 2004, Heritage Gas had 138 customers using natural gas, an additional 42 service lines installed, which will be activated early in 2005 and signed commitments from another 36 customers, increasing its rate base to $14.7 million.

Higher operating and administrative expenses in this segment in 2004 were related to increases in the cost of insurance, pension costs and routine operating and maintenance activities.

Net additions to capital assets in the Natural Gas Distribution segment were $9.6 million during the year ended December 31, 2004 compared to $16.8 million for the same period in 2003. Additions in 2003 included a regulatory adjustment of $10.2 million, which had an offsetting amount charged to accumulated amortization.

Business strategy

AUI will continue to pursue growth in its existing franchise areas and is positioned well to capture opportunities arising in the areas around Edmonton. Inuvik Gas' presence north of the Arctic Circle positions it to capture possible growth as northern development occurs with the major pipeline projects bringing Alaskan and northern Canadian gas to southern markets. Heritage Gas has a five year development plan, filed with regulators, that involves extending its reach and customer base gradually as the Nova Scotia markets embrace the benefits of natural gas. The development strategy of Heritage Gas is to obtain anchor loads and other customer commitments sufficient to meet economic targets prior to undertaking system expansions. The company has achieved the 150 customers required to meet the economic feasibility and revenue requirement tests for expansion of natural gas service to the town of Amherst and expects that natural gas services will be available to the town in the fourth quarter of 2005.

Business risks

AltaGas' natural gas distribution businesses are subject to regulation in the jurisdictions in which they carry on business. In the natural gas distribution business, where parties are subject to return on rate base regulation, rates are set to allow the regulated entity the opportunity to cover its costs and earn a reasonable return on a set capital structure. There is no guarantee that the entity will earn its allowed return because rates are set to cover future estimated costs, and estimated demand is based on normal weather conditions. The entity's actual revenues may be more or less than forecast due to variations from normal weather, conservation and other factors which impact customer usage. Expenses and other revenues may also be higher or lower than forecast.

INVESTED CAPITAL

During 2004, AltaGas acquired $130.2 million in capital assets, energy services arrangements, contracts and relationships and long-term investments compared to $70.8 million in the previous year. Growth capital accounted for $119.0 million of the total 2004 investment, and included gathering and processing facility acquisitions and expansions, investments in limited partnership units of Taylor NGL Limited Partnership (Taylor), the acquisition of the businesses of PremStar and the Alberta peaking plants capital lease. Maintenance capital projects amounting to $6.4 million in 2004 ($10.6 million in 2003) were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments. Also spent in 2004 were $4.8 million ($4.3 million in 2003) on administrative capital requirements, which generally include computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

INVESTED CAPITAL BY SEGMENT

For the year ended December 31, 2004 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 76.9	$ 15.1	$ 9.6	$ 101.6
Energy services arrangements, contracts and relationships	–	18.4	–	18.4
Long-term investments and other assets	9.4	–	0.8	10.2
	$ 86.3	$ 33.5	$ 10.4	$ 130.2

For the year ended December 31, 2003 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 33.3	$ 2.5	$ 16.8	$ 52.6
Long-term investments and other assets	18.2	–	–	18.2
	$ 51.5	$ 2.5	$ 16.8	$ 70.8

INVESTED CAPITAL BY ACTIVITY

AltaGas' categorizes its invested capital into maintenance, growth and administrative. The breakdown for 2004 and 2003 periods are:

For the year ended December 31, 2004 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 3.4	$ 0.2	$ 2.8	$ 6.4
Growth	79.5	33.0	6.5	119.0
Administrative	3.4	0.3	1.1	4.8
	$ 86.3	$ 33.5	$ 10.4	$ 130.2

For the year ended December 31, 2003 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 6.3	$ 1.9	$ 2.4	$ 10.6
Growth	42.4	–	3.3	45.7
Administrative	2.8	0.6	0.9	4.3
Regulatory adjustment	–	–	10.2	10.2
	$ 51.5	$ 2.5	$ 16.8	$ 70.8

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction. The most significant impact of these contracts on 2004 business has been to provide net revenue stability in the power services component. Alberta Power Pool daily average spot prices ranged from $7.13 per MWh to $165.47 per MWh in 2004. Through the use of financial hedges on a portion of its 2004 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At December 31, 2004 AltaGas had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $239.2 million total drawn bank debt. Including AltaGas' medium term notes (MTNs), the rate has been fixed on 85 percent of AltaGas' total debt. The proportion of fixed rate debt was higher than AltaGas' target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

On June 10, 2004 the Trust closed a public offering of 4,730,000 trust units, at a price of $18.70 per trust unit for gross proceeds of $88.5 million. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million was approximately $83.8 million. The net proceeds were used to reduce bank indebtedness and for general corporate purposes including AltaGas' ongoing capital program, the acquisition of EEEP and funding future acquisitions.

Invested Capital ($ millions)



204.7
165.2
130.2
89.8
70.8
00
01
02
03
04

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations for the year ended December 31, 2004 increased to $108.6 million from $90.2 million for the year ended December 31, 2003.

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2005.

The use of debt or equity funding is based on AltaGas' capital structure, determined by considering the norms and risks associated with each of its business components and segments. At December 31, 2004 AltaGas had total debt outstanding in its operating subsidiaries of $359.5 million compared to $396.9 million at December 31, 2003. AltaGas Operating Partnership had $100.0 million in MTNs outstanding and AltaGas Holding Limited Partnership No. 1 had access to prime loans, banker's acceptances and letters of credit through bank lines of approximately $425.0 million. At December 31, 2004 AltaGas Holding Limited Partnership No. 1 had drawn bank debt of $239.2 million and letters of credit outstanding of $28.7 million. These two entities fund all operating subsidiaries.

As an income trust, AltaGas targets a debt to total capitalization ratio between 45 percent and 50 percent. The Trust's debt to total capitalization ratio as at December 31, 2004 decreased to 43 percent from 52 percent at December 31, 2003.

AltaGas had a working capital deficiency of $106.5 million at December 31, 2004 compared to a working capital surplus of $9.1 million at December 31, 2003. The primary driver for this change in working capital is related to the classification of AltaGas' $100.0 million MTN balance as current portion of long-term debt.

Following AltaGas' announcement in March, 2004 of its then proposed conversion to a trust Standard & Poor's (S&P) confirmed the rating on AltaGas' long-term corporate credit at BBB- with a negative outlook and the rating on the senior unsecured debt at BBB-. The Dominion Bond Rating Service (DBRS) confirmed the rating of AltaGas Income Trust at BBB (low) with a stable trend and applied the same rating to AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership. The Trust has a stability rating of SR-3 (stable outlook) from S&P and STA-3 (mid) from DBRS.

Total Debt ($ millions)


216.9
383.9
419.5
396.9
359.5
00
01
02
03
04

Total Assets ($ millions)


581.1
721.1
804.9
919.3
1,108.6
00
01
02
03
04

CONTRACTUAL OBLIGATIONS

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 MW of gas fired power peaking capacity and its related ancillary service and peaking sales revenues. The contract has a ten year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or to purchase the assets. The lease commitment is for $13.8 million, $0.8 million of which was paid on closing with the balance due in monthly payments comprised of principal and interest of $0.2 million.

AltaGas' obligations for the next five years and for periods thereafter are illustrated in the table below.

	Payments Due by Period				
Contractual Obligations ($ millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt	346.2	107.0[1]	239.2[2]	–	–
Capital leases	18.2	1.9	3.8	3.8	8.7
Operating leases	9.2	3.4	5.6	0.2	–
Total contractual obligations	373.6	112.3	248.6	4.0	8.7

(1) *Includes AltaGas' $100.0 million medium term notes maturing on October 4, 2005. The balance relates to short term debt drawn on the operating facility*

(2) *Extendible revolving term credit facility which can be extended beyond the current term date of November 28, 2005 for an additional year*

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas Services Inc. into an income trust effective May 1, 2004, ASI's securityholders exchanged their shares in the company for trust units and eligible securityholders also received exchangeable units. They are exchangeable into trust units on a one for one basis. The exchangeable units are not listed for trading on an exchange.

On August 17, 2004 Enbridge Inc. completed a sale of 13,397,500 trust units of AltaGas and 4,800,000 trust units on October 4, 2004. As at December 31, 2004 Enbridge Inc. held no AltaGas trust units.

As of January 31, 2005 the Trust had 51.2 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of $1.2 billion based on a closing trading price on January 31, 2005 of $23.36 per trust unit. There are 0.2 million exercisable options under the terms of the unit option agreement brought forward in the reorganization. All options currently issued under this plan were vested on May 1, 2004.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, AltaGas prospectively adopted the provisions of the Canadian Institute of Chartered Accountants' (CICA) new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. AltaGas' hedging relationships are effective and appropriately designated and documented and therefore gains and losses relating to hedges are deferred and recognized in the same period and financial statement category as the hedged transaction.

Effective the first quarter of 2004, AltaGas changed its accounting policy for stock-based compensation, now recognizing the compensation expense related to stock options in the financial statements according to the fair value method. Prior to the change in policy, the Trust did not record compensation expense but disclosed the impact of the accounting for stock options under the fair-value method on a pro-forma basis. Under the provisions set out by the CICA, AltaGas has adopted the change retroactively.

On January 18, 2005 the CICA issued revised draft EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. The exchangeable units issued and outstanding at December 31, 2004 by AltaGas Limited Partnership No. 1 meet the criteria in the draft EIC-151 and as such are reflected in unitholders' equity in the Trust's balance sheet.

Subsequent to the date of AltaGas financial statements, the CICA released the final version of EIC-151 with restated criteria that would require, effective June, 2005, AltaGas to reflect exchangeable securities as non-controlling interest or debt.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment.

With respect to impairment assessment, management has made fair value determinations related to goodwill, estimating future cash flows as well as appropriate discount rates. The estimates have been applied consistently with prior periods. Management has determined no impairment has occurred.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

RELATED PARTIES

The business of Taylor NGL Limited Partnership (Taylor) is the ownership and operatorship of facilities in the midstream sector of the western Canadian natural gas industry including the Joffre ethane extraction plant in which AltaGas has a 50 percent ownership interest. On September 4, 2003, the Trust loaned $29.0 million to Taylor. The loan was interest bearing at prime plus one percent and was repaid on October 17, 2003. On each of October 17, 2003 and August 19, 2004 the Trust purchased 1.6 million units of Taylor. AltaGas paid $8.7 million and $10.6 million respectively for the investments.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc. which is owned by an employee. Payments of $21 thousand were made in 2004. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

During 2003, AltaGas purchased maintenance services totaling $0.1 million from L.O.P. Inc. (LOP). These transactions have been recorded at their exchange amounts. On June 30, 2004, LOP, an equity accounted investee, repaid a $2.3 million loan extended to it by the Trust. At the same time, the Trust sold its investment in LOP to LOP's majority shareholder for proceeds of $0.5 million.

4TH QUARTER HIGHLIGHTS

Fourth quarter 2004 was another record quarter for the Trust generating net income of $25.8 million or $0.49 per unit up from $12.0 million for the same period of 2003. Contributing to the quarter's results were the PremStar acquisition, inclusion of the first full quarter of EEEP in operating earnings and continued strong operating results and favourable pricing in the gathering and processing, extraction and power components of the business. The income tax benefit of the Trust structure also contributed to the growth in net income.

Revenue for the three months ended December 31, 2004 rose 74 percent to $311.8 million compared to the same period in 2003. The increases in revenue are primarily due to the acquisition in Energy Services and Gathering and Processing segments, internal growth, higher frac spreads and higher average prices received on hedged power volumes sold.

Net revenue increased 17 percent for the three months ended December 31, 2004 to $71.6 million compared to the same period of 2003. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

SUMMARY OF EIGHT MOST RECENT QUARTERS[1]

($ millions)	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03	Q3 03[1]	Q2 03[1]	Q1 03[1]
Net revenue	71.6	61.5	59.5	57.2	61.0	53.3	51.2	54.4
Net income	25.8	17.1	11.9	11.0	12.0	9.3	6.8	10.2
($ per unit)								
Earnings								
Basic	0.49	0.33	0.25	0.24	0.26	0.20	0.15	0.23
Diluted	0.48	0.33	0.25	0.24	0.26	0.20	0.15	0.22
Dividends/distributions [2]	0.45	0.45	0.30	0.11	0.11	0.11	0.08	0.08

[1] *Restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations*

[2] *The Trust pays a stable monthly distribution of $0.15 per unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust*

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favourable business environment, and seasonality in the business. The first and last quarters each year are AltaGas' most profitable on the basis of the contribution from the Natural Gas Distribution segment which, as a distributor of natural gas for heating purposes, reports higher earnings in colder periods than in warmer periods.

Net income of $10.2 million in the first quarter of 2003 set a new high for ASI for that period in a year. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of this performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity with a record 85 wells tied-in during the first quarter. Final commissioning of the Joffre ethane extraction plant provided volume increases in the extraction component and volumes in the transmission component were higher due to the Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs at the Alberta Electric System Operator, partially offset the gains made in the other segments. AltaGas commenced selling power on April 1, 2003 from the Genesee energy contract which provides for 100 MW of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter in 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received for power and by the increased volumes sold resulting from the Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the second quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002. Higher NGL fractionation spreads at the Empress ATCO extraction plant contributed to the increase. In addition, power prices improved over the same quarter in the prior year. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavourable income tax expense charge of $1.2 million related to announced changes in federal large corporation's tax legislation, was still the highest quarterly net income reported by AltaGas since inception. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions, incremental power volumes sold from the Genesee energy contract, strong power prices and the completion of modifications to increase AltaGas' share of ethane production at the EnCana-operated Empress extraction plant late in the third quarter of 2003.

First quarter 2004 produced record net income of $11.0 million for that quarter based on increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

The second quarter of 2004 saw AltaGas convert from a corporate structure to an income trust. Very strong operational performance in the second quarter of 2004 was driven by volume increases in the Gathering and Processing segment from acquisitions and expansions and from higher power volumes sold. Net income of $11.9 million and income per unit of $0.25 both improved substantially compared to the same quarter of the prior year. During the quarter, the Trust made its first public offering of units as an income trust and raised $88.5 million with net proceeds used to reduce the Trust's debt. This quarter also saw AltaGas commence monthly distributions to unitholders of $0.15 per unit.

The third quarter of 2004 was the first full quarter as an income trust. The Trust generated record funds from operations of $28.6 million and increased net income to $17.1 million or $0.33 per unit. Highlights for the quarter that contributed to the bottom line included the closing of the EEEP acquisition on August 25, 2004, the acquisition of the Alberta power peaking capacity and high NGLs fractionation spreads.

Fourth quarter 2004 was highlighted above.

SENSITIVITY ANALYSIS

The following table illustrates the anticipated effects of economic and operational changes on AltaGas' 2005 net income.

Factor Share	Increase or Decrease	Increase or Decrease Net income per unit
Field gathering and processing volumes at existing facilities	Five Mmcf/d	0.012
Field gathering and processing operating margin per mcf	One cent	0.026
Electricity prices	$1 per MWh	0.010
Natural gas prices	$0.50/mcf	0.001
Natural gas liquids fractionation spread	$1 per Bbl	0.005
Interest rates	25 basis points	0.002
Degree days (1)	Ten percent	0.015
Change in allowed ROE (2)	One percent	0.007

(1) *Degree day – The cumulative extent to which the daily mean temperature falls below 18 degrees Celsius. Normal degree days are based on a 20 year rolling average. The 10 percent is relative to the 20 year rolling average*

(2) *The change in allowed ROE pertains to AltaGas Utilities Inc.*

OUTLOOK

The outlook for 2005 is positive. AltaGas expects to grow earnings and assets in all parts of its business through internal growth opportunities and strategic acquisitions. Drilling activity in the majority of AltaGas' operating areas is expected to remain strong given the favourable commodity pricing environment, resulting in high well tie-in activity in the field gathering and processing component. As well, operating management has identified a number of internal expansion opportunities to pursue, which will further add value in that component. Exploitation of synergies across the businesses are expected to increase processed volumes or otherwise present improved revenue opportunities. Power prices received on the Trust's hedged volumes are expected to be higher in 2005 than 2004 although average spot prices on unhedged volumes are expected to be lower. The late August 2004 acquisition of the Edmonton ethane extraction plant, the power peaking plant purchase and the October 2004 acquisition of PremStar businesses are expected to contribute to improved operating results for a full year in 2005.

AltaGas has grown through accretive acquisitions in the past and expects to continue the trend. In the current environment, multiples being paid to acquire properties are, in many cases, too high in management's view. Management expects to adhere to the principles it has in the past ensuring any acquisitions it pursues will: provide long-term stable earnings and cash flows, will ensure concentrations of risk are minimized and will create long-term value for unitholders.

SUBSEQUENT EVENTS

On February 7, 2005 the Trust sold 1.4 million units of its investment in Taylor NGL Limited Partnership for net proceeds of $12.8 million realizing a pre-tax gain of approximately $5.0 million. The sale reduces AltaGas' ownership in Taylor to 4.0 million units or 14.0 percent.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

Corporate Governance

As members of the Board of Directors of AltaGas General Partner Inc., elected by the Trust at the direction of the unitholders to manage or supervise the management, business and affairs of the Trust, it is our responsibility to ensure that the interests of unitholders and other stakeholders are properly represented. To that end, the Board of Directors has assumed responsibility for stewardship of the Trust and has developed standards and procedures for its operations that meet the highest standards of governance. We regularly review the activities of the Trust with a view to ensuring its business affairs are conducted appropriately, with the honesty, integrity, transparency and accountability that unitholders expect. We are committed to continuing to direct the activities of this Trust to those high standards.

On behalf of the Board of Directors:

Myron F. Kanik

Lead Director

AltaGas believes that good governance improves performance and benefits all unitholders. AltaGas is committed to the highest standards of governance. The following is a summary of the Trust's Governance Practices. A more detailed description of the Trust's practices can be found in the Trust's Information Circular filed on the SEDAR system.

Statement of Governance Practices

MANDATE OF THE BOARD

The Board of Directors of the General Partner exercises overall responsibility for the management and supervision of the affairs of the Trust. This includes the appointment of the Chief Executive Officer and senior officers of AltaGas Ltd. and AltaGas General Partner Inc., approval of their compensation and monitoring of the Chief Executive Officer's performance.

The Board of Directors also reviews and adopts an annual strategic plan. Key objectives, as well as quantifiable operational and financial targets, and systems for the identification, monitoring and mitigation of principal business risks are incorporated into the annual strategy review.

The Board of Directors ensures that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

The Board of Directors also annually reviews a communications policy in relation to unitholders, employees, financial analysts, the media and other stakeholders. The policy contains procedures and practical guidelines for the consistent, transparent, regular and timely public disclosure of material and non-material information about the Trust.

BOARD COMPOSITION

The Board is currently composed of eight Directors, seven of whom are unrelated directors under the existing TSX Guidelines. Mr. David Cornhill, Chairman and Chief Executive Officer of AltaGas General Partner Inc., is the only member of the Board of Directors who is also a member of management.

BOARD COMMITTEES

The Board has four standing committees: Governance; Audit; Environment and Safety; and Human Resources and Compensation. The Governance, Audit and Human Resources and Compensation committees are comprised solely of non-management, unrelated directors. The Environment and Safety Committee is comprised of a majority of non-management, unrelated directors. The Chairman and Chief Executive Officer of AltaGas General Partner Inc. serves on the Environment and Safety Committee. Each of the committees has a Board of Directors approved mandate which prescribes its composition and responsibilities as well as administrative duties.

GOVERNANCE COMMITTEE

The Governance Committee is responsible for identifying individuals qualified to become Board of Directors members, and recommending to the Board of Directors proposed nominees for election to the Board of Directors and Board of Directors compensation. The Committee is also responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of governance. The Governance Committee, on a periodic basis, assesses the effectiveness of the Board of Directors as a whole, the Committees of the Board of Directors and the contributions of individual members. As well, the committee is responsible for the orientation and education of new members of the Board of Directors and continuing development of existing members of the Board of Directors.

AUDIT COMMITTEE

The Audit Committee reviews, reports and provides recommendations to the Board of Directors on the annual and interim financial statements and on: the integrity of the financial reporting of the Trust; the adequacy of the Trust's processes for identifying and managing financial risk; the adequacy of its internal control system; the appointment, terms of engagement, provision of non-audit services and proposed fees of the independent auditor. The Audit Committee meets regularly in-camera with the external auditor without management present.

ENVIRONMENT AND SAFETY COMMITTEE

The Environment and Safety Committee is responsible for reviewing, reporting and making recommendations to the Board of Directors on the Trust's policies and procedures with respect to environment, occupational health and safety.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee reviews, reports and provides recommendations to the Board of Directors on the compensation of the Chief Executive Officer and the appointment and compensation of senior corporate officers, succession plans, the compensation policy for all other employees and the approval of all grants of stock options.

(17)

AltaGas

ALTAGAS INCOME TRUST

NOTICE OF THE ANNUAL MEETING OF UNITHOLDERS TO BE HELD ON APRIL 28, 2005

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units and the special voting unit of AltaGas Income Trust (the "**Trust**") will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, April 28, 2005, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive the annual report of the directors of AltaGas General Partner Inc. (the "**General Partner**"), on behalf of the Trust, to the Unitholders and the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditors' report thereon;

2. to consider the nominees standing for election as directors of the General Partner and to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of the directors of the General Partner;

3. to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity; and

4. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Management Information Circular which accompanies this notice and which is expressly made a part of this notice.

DATED at Calgary, Alberta, as of the 16th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS GENERAL PARTNER INC., for and on behalf of ALTAGAS INCOME TRUST

"David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

Unitholders of record at the close of business on March 14, 2005 (the "Record Date"), will be entitled to receive notice of, and to attend and vote at, the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting.

A Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 – 8th Avenue S.W, Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 5:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment thereof or be deposited with the Chairman of the Meeting prior to its commencement.

Holders of Class B limited partnership units ("LP #1 B Units") in the capital of AltaGas Holding Limited Partnership No. 1 of record at the close of business on the Record Date will be entitled to receive notice of, and to attend and vote at the Meeting.

Holders of LP #1 B Units who are unable to attend the meeting in person are requested to complete and **sign the enclosed Voting Instruction Form and deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the Voting Instruction Form must be received no later than 5:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment thereof or be deposited with the Chairman of the Meeting prior to its commencement.**

(118)

ONTARIO
FEE RULE

FORM 13.502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	AtlaGas Income Fund	
Financial Year Ending, used in calculating the participation fee:	December 31, 2004	

Complete Only One of 1, 2 or 3:			
1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)			
Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	53,145,535		
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X	20.51		X
Market value of class or series =	1,091,040,423		
			(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)	n/a		(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):	102,536,000		(B)
[Provide details of how determination was made.]			
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =	**1,193,576,423**		
Total fee payable in accordance with Appendix A of the Rule	**$50,000**		

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		
Total Fee Payable x Number of entire months		
remaining in the issuer's financial year		
12		
Late Fee, if applicable		
(please include the calculation pursuant to section 2.9 of the Rule)		
2. Class 2 Reporting Issuers (Other Canadian Issuers)		
Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):		
Retained earnings or deficit		
Contributed surplus		
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)		
Long term debt (including the current portion)		
Capital leases (including the current portion)		
Minority or non-controlling interest		
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)		
Any other item forming part of shareholders' equity and not set out specifically above		
Total Capitalization		
Total Fee payable pursuant to Appendix A of the Rule		
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		
Total Fee Payable x Number of entire months		
remaining in the issuer's financial year		
12		
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		

3. Class 3 Reporting Issuers (Foreign Issuers)			
Market value of securities:			
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see *paragraph 2.7(a) of the Rule):*			
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year			
Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X			
Percentage of the class registered in the name of an Ontario person X			
(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) =			
Capitalization (add market value of all classes and series of securities)			
Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):			
Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):			
Retained earnings or deficit			
Contributed surplus			
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)			
Long term debt (including the current portion)			
Capital leases (including the current portion)			
Minority or non-controlling interest			
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)			
Any other item forming part of shareholders' equity and not set out specifically above			

Percentage of the outstanding equity securities registered in the name of an Ontario person X	
Capitalization	
Total Fee payable pursuant to Appendix A of the Rule	
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable	
(please include the calculation pursuant to section 2.9 of the Rule)	

(119)

ALTAGAS INCOME TRUST

ANNUAL INFORMATION FORM

For the year ended December 31, 2004

Dated: March 16, 2005

AltaGas

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

This Annual Information Form contains forward-looking statements. When used in this Annual Information Form and information incorporated herein by reference, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this Annual Information Form under the heading Risk Factors. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this Annual Information Form. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Annual Information Form as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. Such statements speak only as of the date of this Annual Information Form. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

All dollar amounts in this Annual Information Form are in Canadian dollars unless otherwise stated.

GLOSSARY

"**Administration Agreement**" means the agreement among the Trust, the General Partner, AltaGas Ltd., as administrator, and others as described under Management of the Trust – Administration Agreement;

"**AEUB**" means the Alberta Energy and Utilities Board;

"**AltaGas**" means AltaGas Ltd., AltaGas Limited Partnership and the other operating affiliates of the Trust;

"**AltaGas LP1**" means AltaGas Holding Limited Partnership No. 1;

"**AltaGas LP2**" means AltaGas Holding Limited Partnership No. 2;

"**AltaGas Services**" or "**ASI**" means AltaGas Services Inc., a predecessor by amalgamation to AltaGas Ltd.;

"**AltaGas Utilities**" or "**AUI**" means AltaGas Utilities Inc.;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the CBCA, involving, among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP1 and AltaGas LP2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"**ASTC Partnership**" means ASTC Power Partnership;

"**Bbls**" means stock tank barrels of NGLs, expressed in standard 42 US gallon barrels or 34.972 Imperial gallon barrels; "**MBbls**" means 1,000 Bbls; "**Bbls/d**" means Bbls per day;

"**Bcf**" means 1,000,000 Mcf of natural gas; "**Bcf/d**" means 1,000,000 Mcf of natural gas per day;

"**Board of Directors**" means the board of directors of the General Partner, as from time to time constituted;

"**BTU**" means one British thermal unit; "**MMBTU**" means 1,000,000 BTU;

"**Cash Flow of the Trust**" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Trust units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less the sum of (iii) all amounts which relate to the redemption of Trust units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Closing Market Price**" means: (i) an amount equal to the closing price of the Trust units if there was a trade on the date on which Trust units were tendered for redemption and the exchange or market provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of the Trust units on the date on which the Trust units were tendered for redemption if there was trading and the exchange or other market provides only the highest and lowest prices of Trust units traded on a particular day; or (iii) the average of the last bid and last ask prices if there was no trading on the date;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"**Delegation Agreement**" means the agreement entered into among the Trust, the General Partner and the Trustee described under Management of the Trust – Delegation Agreement;

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**Exchangeable units**" means Class B limited partnership units of AltaGas LP1 and prior to their exchange in August 2004, Class B limited partnership units of AltaGas LP2;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**General Partner**" means AltaGas General Partner Inc., a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP1, AltaGas LP2, AltaGas Limited Partnership, PremStar Energy Canada Limited Partnership and ECNG Limited Partnership;

"**GJ**" means gigajoule or 1,000,000,000 joules;

"**Heritage Gas**" means Heritage Gas Limited, a company incorporated pursuant to the laws of Nova Scotia;

"**Holding Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the Trust, as settlor, and Holding Trust Trustee, pursuant to which Holding Trust was created, as from time to time amended, supplemented or restated;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the agreement dated as of March 26, 2004 between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which Holding Trust Notes have been, and may in the future be, issued by Holding Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Notes**" means the unsecured subordinated notes issued pursuant to the Holding Trust Note Indenture;

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as initial trustee of Holding Trust;

"**Km**" means kilometre;

"**m^3**" means a cubic metre of natural gas at standard conditions of measurement;

"**Market Price**" means an amount equal to the simple average of the closing price of the Trust units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the ten trading days before the applicable date, the market price shall be the simple average of the following prices established for each of the ten trading days: the average of the bid and ask prices for each day on which there was no trading; the weighted average trading price of the Trust units for each day that there was trading if the exchange or market provides a weighted average trading price; and the average of the highest and lowest prices of the Trust units for each day that there was trading, if the market provides only the highest and lowest prices of Trust units traded on a particular day;

"**Mcf**" means thousands of cubic feet of natural gas at standard imperial conditions of measurement, "**Mcf/d**" means Mcf per day; "**Mmcf**" means million cubic feet, "**Mmcf/d**" means Mmcf per day;

"**Mm**" means millions;

"**MW**" means megawatt. One MW is 1,000,000 watts; "**MWh**" means megawatt hour or 1,000,000 watt hours. The watt is the basic electrical unit of power. The watt hour is equal to one watt of power flowing steadily for one hour;

"**NGLs**" means natural gas liquids which includes primarily propane, butane and pentanes plus;

"**PPA**" means power purchase arrangement;

"**PremStar**" means PremStar Energy Canada Limited Partnership; and where applicable includes its affiliates;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights attached to one Trust unit) equal to the number of outstanding Exchangeable units held, other than by the Trust and its affiliates;

"**Tax Act**" means the *Income Tax Act* (Canada), including the regulations thereunder as amended from time to time;

"**Taylor**" means Taylor NGL Limited Partnership, a limited partnership created pursuant to the laws of Alberta;

"**Tcf**" means 1,000,000,000 Mcf;

"**Trust**" means AltaGas Income Trust and, where appropriate, includes its affiliates;

"**Trust units**" means trust units of the Trust;

"**Trustee**" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"**TSX**" means the Toronto Stock Exchange;

"Unanimous Shareholder Agreement" means the agreement entered into on May 1, 2004 among the General Partner, AltaGas LP1, AltaGas LP2 and AltaGas Ltd. pursuant to which AltaGas Ltd. granted to the General Partner the powers of the directors of AltaGas Ltd. to manage, or supervise the management of, the business and affairs of AltaGas Ltd., as from time to time amended, supplemented or restated as described under Management of the Trust – Unanimous Shareholders Agreement;

"**unit**" **or** "**units**" means Trust units and Exchangeable unit;

"**unitholders**" means the holders of Trust units and Exchangeable units;

"**Voting and Exchange Trust Agreement**" means the agreement dated May 1, 2004 among the Trust, AltaGas LP1, AltaGas LP2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

METRIC CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	Bbls	6.290
tonnes	long tons	0.984
feet	metres	0.305

To Convert From	To	Multiply By
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoule	Mcf	0.9482

ALTAGAS INCOME TRUST

AltaGas Income Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust (see Declaration of Trust). The Trust indirectly holds all of the assets, liabilities and businesses formerly owned by AltaGas Services. AltaGas Services was incorporated on August 30, 1993 under the CBCA as 2950341 Canada Ltd. and commenced operations on April 1, 1994. Effective May 1, 2004 the business of AltaGas Services was reorganized pursuant to the Arrangement and holders of common shares of AltaGas Services received Trust units and/or Exchangeable units in exchange for their common shares. AltaGas Services became an indirect subsidiary of the Trust and was amalgamated to form AltaGas Ltd.

The operational and financial results presented in this Annual Information Form report on a continuity-of-interest accounting basis which recognizes the Trust as the successor to AltaGas Services.

The Trust was established principally for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses and such other investments as the Trustee may determine. See Description of the Trust.

At December 31, 2004 the Trust had 49.8 million outstanding Trust units and 3.4 million outstanding Exchangeable units. The Trust units are listed on the TSX under the trading symbol ALA.UN. The Exchangeable units are not listed for trading on an exchange.

Holders of Trust units are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the trustee of the Trust.

The Trust's fiscal year end is December 31 and references in this Annual Information Form to particular years mean the Trust's fiscal years unless otherwise indicated.

The head, principal and registered office of the Trust is located at 1700, 355 - 4th Ave. S.W. Calgary, Alberta, T2P 0J1.

TRUST STRUCTURE

The Trust and certain of its affiliates are shown in the following chart. Excluded from the chart are certain of the Trust's affiliates whose total assets individually did not constitute more than 10 percent of the consolidated assets of the Trust at December 31, 2004 and whose total revenues individually did not exceed 10 percent of the Trust's consolidated revenues at the year ended December 31, 2004. These excluded affiliates, in the aggregate, represented less than 20 percent of the consolidated assets of the Trust as at December 31, 2004 and less than 20 percent of the consolidated revenues of the Trust for the year ended December 31, 2004.


Public Unitholders
Trust Units
AltaGas Income Trust
Units (100%) and Holding Trust Notes
Common Shares (100%)
Class B Units (1) (100%)
AltaGas Holding Trust
Class A Units (100%)
AltaGas General Partner Inc.
AltaGas Holding Limited Partnership No. 1
0.01%
Class A Units (100%)
AltaGas Limited Partnership
AltaGas Holding Limited Partnership No. 2
Prenstar Energy Canada Limited Partnership
ECNG Limited Partnership
AltaGas Ltd.
AltaGas Holdings Inc.
AltaGas Operating Partnership(2)
AltaGas Power Holdings Partnership
AltaGas Utility Holdings Inc.
100%
ASTC Power Partnership
AltaGas Utilities Inc.
AltaGas Pipeline Partnership

Notes:

(1) The Exchangeable units are exchangeable for Trust units at the option of the holder on a one-for-one basis, are entitled to vote with unitholders and are entitled to the same cash payments per Exchangeable unit as the cash distributions made on a Trust unit. See Declaration of Trust and Description of Units.

(2) Substantially all of the operating assets formerly owned by AltaGas Services and its subsidiaries were contributed to, and certain obligations of AltaGas Services and its subsidiaries were assumed by AltaGas Operating Partnership on May 1, 2004.

(3) The Trust, AltaGas Holding Trust and each of the partnerships are established under the laws of Alberta. Each of AltaGas General Partner Inc., AltaGas Ltd., AltaGas Utility Holdings Inc. and AltaGas Utilities Inc. is a corporation incorporated or formed by amalgamation under the CBCA.

OBJECTIVE OF THE TRUST

The objective of the Trust is to provide unitholders with stable and growing cash distributions. The Trust employs a strategy to provide Trust unit holders and Exchangeable unitholders with a competitive annual cash-on-cash yield by making monthly cash distributions.

In order to provide the stability necessary to achieve its objective the Trust, through its operating affiliates owned directly or indirectly, will:

- develop its asset base by seeking opportunities for expansion and acquisition in the natural gas, NGLs and power businesses in Canada and the northern United States;
- continue to maintain existing assets and any acquired assets in a manner that provides predictable cash flow;
- focus on assets that are diversified in terms of their revenue source, contractual terms, exposure to industry cycles and geographic location;
- build on the current mix of assets which provides a combination of regulated cost of service, fixed fee and margin-based service revenue; revenue streams that are relatively predictable, with minimal or managed exposure to commodity prices; and a cash flow horizon extending out as long as 30 years; and
- continue to expand each of its business components through development, expansion and acquisition opportunities that ensure concentrations of risk are minimized, provide long-term stable cash flows and are accretive to unitholders.

BUSINESS STRATEGY

AltaGas uses its midstream infrastructure and provides services to move energy from its source to the end-user. AltaGas' objective is to increase unitholder value by increasing the operating efficiency and utilization of its assets and linking the components of its integrated energy business.

Energy Value Chain Integration

Energy value chain integration is the partial or full integration of the natural gas, electric power and petroleum markets and industries, at several points along the energy value chain. The natural gas and electricity industries have become interdependent as a result of events including natural gas and electrical deregulation, the continuing development of natural gas as the fuel of choice for new power generation, and ongoing fluctuations in energy pricing.

Through its both natural gas and power assets, AltaGas intends to capture value effectively and efficiently. With control of the physical assets, AltaGas believes it has better leverage of the assets, the energy relationships, and the arbitrage opportunities that exist across these commodities.

Midstream Energy Value Chain


Energy Services
Gathering and Processing
Natural Gas Distribution
Wellhead
End-user

BUSINESS SEGMENTS

The Trust reports consolidated financial and operating results, on the basis of three business segments:

- Gathering and Processing, which includes field gathering and processing; transmission pipelines and ethane and NGLs extraction.
- Energy Services, which includes power services, natural gas services and oil and natural gas production.
- Natural Gas Distribution, which consists of the distribution of natural gas.

AltaGas' assets and services are described below.

	**Gathering**	Gathering systems or gathering lines move natural gas from producing wells to processing facilities.
	**Processing**	Processing facilities remove certain hydrocarbon components and impurities from natural gas in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation.
	**Transmission**	Transmission pipelines provide natural gas and condensate transportation services to distribution systems, end-users or other downstream pipelines.
	**Extraction**	Extraction plants reprocess natural gas from field plants to extract and recover ethane and NGLs.
	**Power services**	AltaGas supplies power to markets through PPAs and a capital lease for gas fired power peaking capacity.
	**Gas services**	AltaGas procures and aggregates natural gas for end users, arranges for physical delivery of energy to the customer and provides energy consulting and management services to energy end-users.
	**Natural Gas Distribution**	Distribution companies deliver natural gas to end-users for heating and other purposes.

MAP OF ALTAGAS' ENERGY INFRASTRUCTURE AND SERVICES LOCATIONS


Beaufort Sea
Tuktoyaktuk
Inuvik Gas
Yukon Territory
Northwest Territories
Fort Mcpherson
Yukon
Northwest Territories
Nunavut
B.C.
Alberta
Sask.
Manitoba
Ontario
Quebec
Newfoundland
NB
PEI
Nova Scotia
B.C.
Alberta
Saskatchewan
Rainbow
Kahntah Pipeline
Pouce Coupe
Thornbury
Marten Creek
Rock Island
Winefred
Prairie River
Craigend/ McGuffin/ Beaver Lake
Doris
Cold Lake
Fort Pitt
Edmonton
Birch Wavy
Lloydminster
Kitto Lake
Alder Flats
Sylvan Lake
Sedgewick
Central Border
Calgary
North Suffield
Vulcan
Bantry
South Suffield
South Foothills
Taber
Burdett
Coaldale
Fort Macleod
Shaunavon
Del Bonita
Coutts Pipeline
Nova Scotia
Heritage Gas
Halifax
Gathering and processing operating area
Extraction plant
Fractionation plant
Transmission pipeline
Natural gas distribution
Power services
Gas services

GENERAL DEVELOPMENT OF THE TRUST'S BUSINESS

OVERVIEW - THE MIDSTREAM INDUSTRY

AltaGas moves, processes and uses energy to create value. AltaGas:

- physically gathers, processes, extracts and transports natural gas;
- contractually markets and transports natural gas and electrical power;
- converts energy across and along the energy value chain to create higher value-added products; and
- consumes natural gas and electrical power to operate its facilities.

AltaGas' mix of assets provide revenue streams that are relatively predictable, with minimal or managed exposure to commodity prices and have a cash flow horizon extending out as far as 30 years. Going forward, while investing in a larger asset base, AltaGas intends to grow each of its business components to ensure concentrations of risk related to factors including commodity, market and geographic location, are minimized.


Cash Flow Horizon - 2004
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Gas services
Field gathering and processing
Power services
Transmission
Extraction
Natural Gas Distribution
0 3 6 9 12 15 18 21 24 27 30
Years

Note:
(1) Gas services includes data for gas services and oil and gas production components


Asset Growth at December 31, 2004
1,200
1,000
800
600
400
200
0
Gas services
Energy Services
Natural Gas Distribution
Transmission
Field gathering and processing
Extraction
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

HISTORICAL DEVELOPMENT

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust effected on May 1, 2004. The Trust indirectly holds all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. (ASI). On April 29, 2004 the securityholders of ASI voted 99.9 percent in favour of a plan of arrangement to reorganize the business of ASI into an income trust called AltaGas Income Trust. The plan of arrangement was approved by the Court of Queen's Bench of Alberta on April 30, 2004.

ASI commenced operations on April 1, 1994 with a team of 20 people with experience in the natural gas industry. The founding vision was to build a major Canadian natural gas midstream business combining a portfolio of natural gas-related services with long-life assets to grow net income. The concept of a distinct, full-service midstream business was unique in Canada at the time. ASI commenced operations with two major contracts to provide transportation, regulatory and gas management services. The revenue generated from these contracts during 1994 and 1995, together with private placement equity financings, provided the funds for ASI to establish its midstream asset base and make the transition from a consulting services company to a midstream operating company.

The nature of AltaGas' participation in the midstream industry has evolved from holding primarily service contracts and non-operated return on investment-based assets to include investments in fully-operated natural gas facility assets of which AltaGas owns 100 percent or in which it has a controlling interest. Since 1994 AltaGas has acquired or constructed over $974 million in midstream assets.

OPPORTUNITIES

AltaGas is continually evaluating growth opportunities along the midstream energy value chain. Management of AltaGas believes that North America's natural gas producing regions will continue to require significant investment in drilling and field development to support the levels of production seen in 2004 and that natural gas prices will remain high for the next decade as markets continue to compete for supply. North American power demand has grown steadily for many decades. Management of AltaGas expects power demand to grow well into the future and has a fundamental view that market prices for power, over the long run, must support the construction of new generation or new generation will not be built to meet new demand and replace retired assets.

AltaGas will pursue opportunities that offer a competitive advantage, acceptable financial returns and future growth potential. In the last two years AltaGas has captured several opportunities to expand its integrated energy business and has added $201.0 million in net additions to invested capital.

Net Additions to Invested Capital ($ millions)	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Total**
(Year ended December 31)				
2003	$ 51.5	$ 2.5	$ 16.8	$ 70.8
2004	$ 86.3	$ 33.5	$ 10.4	$ 130.2
Total segment assets at December 31, 2004	$ 784.8	$ 166.0	$ 157.8	$ 1,108.6

Opportunities - Gathering and Processing

Management of AltaGas believes that in the field gathering and processing component, its network of approximately 6,000 km of gathering lines, substantial processing capacity, expansion potential and access to downstream transportation pipelines, which offer customers diverse marketing opportunities, leave AltaGas well positioned to take advantage of existing and future gathering and processing needs of its customers.

Existing field gathering and processing areas are generally surrounded by adjoining or overlapping gathering and processing systems. As AltaGas has grown, opportunities to expand by tying in new wells and purchasing adjoining facilities and systems have increased. New area development comes in large part from AltaGas' existing and expanding customer base and drilling programs by producers. At present, most gathering and processing infrastructure in western Canada is still owned by oil and gas producers. AltaGas believes that its operational skills and market coverage create opportunities to work with exploration and production companies to provide gathering and processing services. In an environment where capital is carefully rationed, AltaGas provides an option for those asset owners who wish to channel capital to exploration and production opportunities.

Transmission pipeline opportunities arise through the leveraging of existing facilities and when AltaGas is able to capture additional market share through the construction or acquisition of transmission pipelines, often combined with natural gas marketing and transportation brokerage services. In previously unserved areas, AltaGas works with customers to create transmission solutions. In capturing opportunities, AltaGas largely focuses on cost of service type contractual arrangements.

Extraction opportunities may result from modifications to increase product recoveries at a plant in which AltaGas already has an ownership interest, the acquisition of an interest in an existing extraction plant or new facilities construction. Extraction plant opportunities typically reflect a lower-risk, long term, cost of service ethane processing arrangement contracted with an Alberta ethylene producer, lower-risk, long term NGLs fixed processing fee arrangements or short term sales of NGLs based on an Edmonton or U.S. index.

Opportunities - Energy Services

In the power services component, AltaGas enhances the overall value of its power business by supplying internal electrical demand requirements and by reducing its exposure to floating power prices. To reduce exposure to floating power prices, AltaGas uses a balanced portfolio of contracts to lock in margins on a substantial portion of its power, generally as far out as 18 months, at prices that ensure a consistent operating margin and a reasonable return on invested capital. AltaGas expects to continue to invest in the power industry where opportunities meet its investment guidelines and strategies.

In the gas services component AltaGas has strong long term relationships with its customers based on focussed customer service. With the addition of PremStar, AltaGas expects to expand this fee for service business by adding customers in the industrial, commercial and institutional sectors and by expanding its energy supply related services.

Through its knowledge of natural gas supply markets across Canada, PremStar expects to be able to identify opportunities and develop innovative contracting arrangements to create value and lock in margins. This is expected to provide AltaGas with ongoing opportunities to deliver earnings without capital asset additions.

Opportunities - Natural Gas Distribution

The Natural Gas Distribution segment includes AltaGas Utilities, AltaGas' one-third interest in Inuvik Gas and AltaGas' 24.9 percent interest in Heritage Gas. The primary function and responsibility of the natural gas distribution companies as public utilities is to maintain high operating standards to ensure a dependable, safe and secure natural gas supply for their customers.

AltaGas Utilities is focused on growing its business in conjunction with the growth of the Alberta communities that it serves through expansion into new subdivisions and servicing of commercial developments. Growth is expected to come from increases in the number of customers in existing franchise areas and new franchise additions.

Inuvik Gas is the distribution arm of the Ikhil Gas Project, the first Canadian commercial natural gas development project north of the Arctic Circle. Inuvik Gas distributes natural gas to the Northwest Territories Power Corporation and the town of Inuvik. AltaGas views this project as an important first step in establishing a presence leading to future natural gas projects in the North. An application was filed with the National Energy Board on October 7, 2004 by the MacKenzie Gas Project group to connect Mackenzie Delta natural gas to the North American pipeline grid. AltaGas has not concluded any other projects in the North to date, but continues to assess opportunities and believes that, once the application to construct a pipeline to connect the Mackenzie Delta gas reserves and all ancillary facilities is approved, AltaGas will be in a better position to consider complementary projects.

Heritage Gas has the franchise to distribute natural gas to all or part of six counties in the province of Nova Scotia, including the Halifax Regional Municipality. Heritage Gas provides AltaGas with the opportunity to apply its knowledge and experience in building a greenfield utility. It expands AltaGas' geographic footprint in Canada while complementing AltaGas' strategy to invest in infrastructure-based assets that it believes will provide long term cash flows.

BUSINESS OF THE TRUST

The Trust has grown its net revenue from $6.0 million in 1995, the first full year of operation to $249.8 million for the twelve month period ended December 31, 2004.

Net Revenue by Component (1)



Gas services
4%
Natural Gas
Distribution
12%
Extraction
8%
Transmission
10%
Power services
19%
Field gathering
and processing(2)
47%

Notes:
(1) Net revenue is gross revenue less the costs to purchase natural gas for resale, and costs to purchase power under power purchased based arrangements. Excludes intersegment eliminations.
(2) Field gathering and processing includes AltaGas' investments in business ancillary to the gathering and processing business. Gas services includes oil and gas production.

GATHERING AND PROCESSING

The Gathering and Processing segment includes three inter-related components: (i) field gathering and processing facilities; (ii) extraction plants; and (iii) transmission pipelines. The Gathering and Processing segment contributed net revenues of $164.9 million for the year ended December 31, 2004 representing approximately 65 percent of the Trust's total net revenues before intersegment eliminations.

In the field gathering and processing component at December 31, 2004 AltaGas had interests in 69 gathering and processing facilities and approximately 6,000 km of gathering lines delivering sales gas into nine downstream pipeline systems in 28 operating areas located in Western Canada and the Northwest Territories. AltaGas operated 66 of these processing facilities which in aggregate had gross processing capacity of 913 Mmcf/d including 210 Mmcf/d of sour gas capacity.

AltaGas' extraction assets include interests in four of the ten NGLs extraction plants in Canada: two at Empress, Alberta, one at Joffre, Alberta and one at Edmonton, Alberta. AltaGas also owns the Bantry fractionation facility. AltaGas' net raw gas licensed inlet capacity at these plants was 539 Mmcf/d at December 31, 2004.

AltaGas' transmission pipelines include the Cold Lake, Battle Lake, Suffield and Summerdale natural gas transmission pipelines in Alberta, the Kahntah natural gas transmission pipeline in British Columbia and the Porcupine Hills condensate pipeline in Alberta.

Field Gathering and Processing

Field Gathering and Processing - Business Strategy

Field gathering and processing facilities are critical to the delivery of natural gas from the wellhead to the end-use market. AltaGas has grown rapidly based on a field gathering and processing facilities acquisition and development strategy distinct in the Canadian midstream market. AltaGas' strategy is to:

- focus on under-utilized assets which offer upside through increased throughput;
- maintain flexibility by investing in moveable assets that can be easily relocated;
- create large facility complexes by pursuing extensive gathering systems and interconnecting facilities;
- offer customers diverse marketing opportunities by focusing on assets that have good access to downstream transportation pipelines;
- control operations and increase efficiency by acquiring and maintaining large working interests in assets; and
- reduce overall corporate risk through geographic and customer diversity.

AltaGas seeks to increase the utilization of its facilities by:

- pursuing new natural gas supplies by working closely with producers in the development of new and existing natural gas fields;
- offering flexible contractual terms for access to all producers in the areas in which AltaGas operates;
- enhancing operational efficiencies through consolidation and plant upgrades; and
- expanding facilities and constructing or acquiring and connecting complementary facilities to create large facility complexes.

AltaGas complements its field gathering and processing assets with infrastructure investments in transmission pipelines, extraction plants and natural gas distribution systems. AltaGas looks to enhancing the value of its infrastructure investments by offering its other services along the midstream energy value chain.

Field Gathering and Processing - Typical Field Gas Processing Plant


Refrigeration
(Up to 300 PSI)
Processed Natural Gas to Downstream Pipelines
(700 to 1200 PSI)
Sweet Gas
Compression
Dehydration
Inlet Separation
Sweet Gas
(Up to 300 PSI)
Sour Gas
Compression
Sweetening
Inlet Separation
Acid Gas (for disposal)
NGLs (trucked to fractionators)

Raw natural gas produced at the wellhead is a mixture of methane and other hydrocarbon components and impurities, including water vapour, carbon dioxide and hydrogen sulphide. Gas that has hydrogen sulphide present in amounts in excess of downstream pipeline specifications is considered sour gas. All other gas is considered sweet gas. All natural gas must be processed through a natural gas plant to remove the various hydrocarbon components and impurities before the natural gas is delivered via downstream pipelines for ultimate sale and consumption. The amount and complexity of processing required before the raw gas is of saleable quality is a function of the quantity of the NGLs and other impurities present in the raw gas stream.

The raw natural gas is first gathered from the wellhead through natural gas gathering systems, and then delivered to and processed through a natural gas processing plant. The design of a natural gas processing plant is determined by the composition of the raw gas that it is intended to process. Natural gas that contains minimal or no amounts of NGLs or other elements will bypass certain processes within a typical natural gas plant configuration.

Raw natural gas entering the natural gas plant is subject to inlet separation where free water and any free NGLs are separated from the natural gas stream. If the natural gas is sour, it is sweetened by the removal of hydrogen sulphide. The natural gas is then usually dehydrated to remove any remaining water. If significant NGLs are still present in the sweet gas they are removed to meet downstream pipeline specifications. NGLs generally have greater value if extracted in liquid form and additional NGLs recovery beyond downstream pipeline specifications may be carried out in order to capture the value of the NGLs. This additional recovery process can be done at field gas plants or at large-scale extraction plants (see Extraction). AltaGas has NGLs extraction capability at 24 of its natural gas field processing facilities.

The remaining processed gas exiting the natural gas plant is delivered to the downstream transportation pipeline for eventual distribution to end-use markets. NGLs must be further processed (fractionated) into their individual components: propane, butane and condensate. The NGLs may be fractionated on site, as is the case at AltaGas' Bantry plant, or trucked or pipelined to fractionation facilities.

Field Gathering and Processing - Facilities

AltaGas' field gathering and processing component generates revenues from fees for volumes of natural gas processed at a processing facility or gathered through a gathering system.

AltaGas' target utilization rate is 70 percent for facilities over which it has operational control. Volume additions at facilities, which come from new well tie-ins and from reactivations, recompletions and well optimizations performed by producers, are offset by natural production declines. The historical utilization rate for all of AltaGas' combined facilities remains lower than the targeted rate due to its ongoing facilities acquisition strategy of focusing on underutilized assets.

Field Gathering and Processing Facility Capacity and Throughput

	2004	2003	2002
Processing capacity (gross Mmcf/d)[(1)(3)]	913	861	842
Capacity growth (percent year over year)	6	2	10
Processed throughput (gross Mmcf/d)[(2)(3)]	558	523	532
Processed throughput (gross annual average Mmcf/d) [(3)]	560	520	492
Capacity utilization (percent) [(1)]	61	61	63

Notes:
(1) As at December 31.
(2) Fourth quarter average.
(3) Gross numbers are before and not adjusted to reflect AltaGas' working interest.

Natural gas well completions were high in the oil and gas sector in 2004, with industry estimates of 16,525 natural gas wells completed in the Western Canadian Sedimentary Basin. Strong industry drilling activity in many of AltaGas' operating areas resulted in 428 new natural gas wells tied into AltaGas' field gathering and processing facilities in 2004 compared to 324 new wells tied-in during 2003. Natural gas gathering and processing gross average throughput for the year ended December 31, 2004 increased to 560 Mmcf/d from 520 Mmcf/d for the year ended December 31, 2003. AltaGas' processing facilities and gathering lines cover a significant geographic area which continues to enable AltaGas to more than offset normal natural gas production declines and scheduled maintenance turnarounds at AltaGas' existing facilities.

Field Gathering and Processing - Significant Operating Areas

AltaGas has historically focused on smaller, moveable midstream facilities in western Canada with processing capacity of under 50 Mmcf/d, which AltaGas has identified as its niche in the midstream industry and which it believes has distinguished it from most of its competitors. AltaGas' facilities are often physically linked, creating facility complexes that offer delivery options and revenue continuity in the event that one of the plants in a complex shuts down.

In December, 2002 AltaGas acquired the Wabasca System from EnCana which includes eight distinct but geographically concentrated gathering and processing systems. AltaGas has a 100 percent ownership interest in seven of the systems and a 50 percent ownership interest in one of the systems. The Wabasca System acquisition included approximately 800 kilometres of gathering pipeline, over 23,000 horsepower of compression and 74 Mmcf/d of processing capacity.

In late 2003 and early 2004, AltaGas acquired interests in two natural gas processing systems, Rainbow Lake and Mica Pouce Coupe, for approximately $17.0 million. The Rainbow Lake gathering and processing system acquisition, which closed on December 22, 2003, included a 100 percent interest in a 40 Mmcf/d sour natural gas processing facility and 130 kms of gathering lines located near the town of Rainbow Lake in northwestern Alberta. The Mica Pouce Coupe gathering and processing system acquisition, which closed on January 30, 2004 included a 40.8 percent interest in a sweet gas processing facility with gross capacity of 43 Mmcf/d and approximately 70 kms of gathering lines located along the Alberta/BC border.

Strong producer drilling and tie-in activity generated the need to expand throughput capability at AltaGas' Marten Creek, Doris, Thunder Lake, Manola and Windfall facilities with the addition of booster compression in 2004 and to increase the Kirkpatrick Lake processing facility capacity by 7 Mmcf/d during 2004. AltaGas also increased its ownership in the 25 Mmcf/d Namaka facility to 100 percent from 75 percent. With this increased ownership AltaGas expects to benefit from natural gas development in the area. During 2004, AltaGas invested approximately $16.4 million in internal expansion projects in the field gathering and processing component.

With 69 processing plants in 28 operating areas, AltaGas' field gathering and processing component is not dependent on any one facility or operating area. Field gathering and processing operating margin represented approximately 33 percent of AltaGas' consolidated 2004 operating margin. The following chart provides a breakout of field gathering and processing operating margin by significant operating area for the year ended December 31, 2004.

Operating Margin by Area


South Foothills
3%
Ante Creek
3%
Windfall
4%
Other
17%
Namaka
4%
Alder Flats
5%
Cold Lake
5%
Sylvan Lake
5%
Bonnie Glen
6%
Bantry
8%
Wabasca
13%
Birch Wavy
12%
Central Border
15%

The following table provides a summary of AltaGas' most significant field gathering and processing operating areas as at December 31, 2004.

Operating Area	Ownership (Percent)	Facility Type	Facility Count	Gross Capacity (Mmcf/d)[1]	Gross Throughput (Mmcf/d)[1][2]	Number of Compressors (includes boosters)	Operated or Non-operated
Western Canada							
Alder Flats	100.0	sweet	1	40	25	5	Operated
Ante Creek	100.0	sweet	1	36	26	2	Operated
Bantry	100.0	sour	1	25	22.2	8	Operated
Birch Wavy South	90.8	sweet	5	32	19.6	13	Operated
Birch Wavy North	79.7	sweet	7	69	56.6	25	Operated
Bonnie Glen	100.0	sweet	2	41	50.9	11	Operated
Central Border	100.0	sweet/sour	7	89	54.8	27	Operated
Cold Lake	86.7	sweet	7	64	48.5	39	Operated
Namaka	100.0	sweet	2	25	11.8	4	Operated
Rainbow Lake	100.0	sour	1	40	17.2	2	Operated
Sylvan Lake	100.0	sweet	1	30	26.2	8	Operated
South Foothills	68.4	Sweet/sour	3	78	40.2	9	Operated / Non-operated
Thornbury	100.0	sweet	6	35	14.1	17	Operated
Wabasca	94.7	sweet/sour	7	75	58.1	19	Operated
Other	86.9	sweet/sour	16	213	84.9	41	Operated / Non-operated
Sub Total			67	900	556.1	229	
Northwest Territories							
Ikhil[3]	33.3	sweet	1	8	1.1	-	Operated
Montana, USA							
Coutts	100	sweet	1	5	0.6	-	Operated
Total			69	913	557.8	229	

Notes:
(1) Gross numbers and not adjusted to reflect AltaGas' working interest.
(2) Represents 2004 fourth quarter average.
(3) AltaGas, Inuvialuit Petroleum Corporation and Enbridge Inc. each participate as to a one-third interest in all phases of the Ikhil Gas Project to supply natural gas to the Northwest Territories Power Corporation and the town of Inuvik. The Ikhil Gas Project, the first Canadian commercial natural gas development project north of the Arctic Circle, has three components: development and production of reserves, a 50 km pipeline and a processing facility, and a natural gas retail distribution system (see Business of the Trust-Natural Gas Distribution-Inuvik Gas). AltaGas is the operator of the entire upstream portion of the Ikhil Gas Project.

Field Gathering and Processing - Customers

AltaGas conducts business with over 250 customers in its 28 operating areas, with no customer representing more than five percent of consolidated revenues during 2004 or 2003. Its top 10 customers represented 21 percent of consolidated revenues for 2004.

Field Gathering and Processing - Contracts

AltaGas gathers and processes natural gas under contracts with natural gas producers. There are approximately 860 active gathering and processing contracts. These contracts are, in general, designed to:

- set the prices for the gathering and processing services offered by AltaGas;
- define the producers' access rights to gathering and processing services;
- establish minimum throughput commitments with producers where capital investment is required by AltaGas, to use appropriate fee structures to recover invested capital early in the life of the contract where capital investment is required by AltaGas, and
- define the terms and conditions under which future production is processed at an AltaGas facility.

The amount of capital that AltaGas commits to a gathering and processing facility, either by acquisition or tie-in, is linked to AltaGas' assessment of production available to be processed at the facility, reserves in the area, the extent of the reserve dedication and the processing fees to be paid by producers for its services. When a facility is acquired, AltaGas conducts an independent review of the natural gas reserves and production in the area surrounding each facility using, among other sources, AEUB production data and reserve estimates and producers' reserve reports for the area. AltaGas also conducts a review of the physical plant and equipment and the operating and maintenance costs for each facility.

Fee Structure

AltaGas, in determining appropriate contractual provisions including a reasonable payback period on its invested capital, attempts to align its interests with the financial and business objectives of its producer customers. The vast majority of AltaGas' gathering and processing contracts are volumetric service fee structures, based on a rate per Mcf of throughput. Approximately 73 percent of contracts in place at December 31, 2004 were subject to annual price escalation related to changes in the Alberta Consumer Price Index. This toll for service structure (as opposed to the commodity spread-based price structures predominantly used by midstream companies in the U.S.) does not create exposure to commodity price risk as revenues are a function of volumes processed. AltaGas' investment is generally protected by the life of reserves behind the facility since producing wells typically remain connected to a gathering and processing system for their entire productive lives.

AltaGas may seek additional contract support to underpin capital commitments through the addition of one or more of the following provisions:

Take or Pay: Take or pay arrangements are designed to ensure AltaGas recovers its invested capital in a relatively short period of time. This is achieved by producers providing minimum volume or capital recovery commitments to AltaGas. With minimum volume commitments the producer must process a specified volume at a rate per Mcf over a specified period of time or pay any revenue shortfall. With capital recovery commitments the sum of the processing revenues must provide AltaGas with a return on and of capital within a specified period or the producer pays the shortfall. Risk is limited to counterparty creditworthiness.

Capital and Operating Cost Recovery: The producer pays two distinct fees to AltaGas, one to provide a return of and on capital and the other to cover AltaGas' operating costs. Return of capital is made more certain by reducing the risk of unexpected operating costs. Risk is largely limited to the timing of production.

Area of Mutual Interest: These contract terms ensure any production brought on stream in a specified area must flow to an AltaGas facility. When AltaGas acquires or expands a new or existing facility, it generally secures projected future natural gas throughput by contractually committing the vendor of the facility to dedicate any production from specified reserves or future areas of development surrounding the facility. When AltaGas acquires a facility the vendor is typically the largest producer utilizing that facility. As a result, AltaGas is usually entitled to gather and process the majority of the natural gas production associated with the facilities it acquires as a result of its reserve dedication contracts, thus reducing the possibility of competitive plants being built in the same area. Risk is largely limited to the timing of production.

Geographic Franchise with Economic Out: Contract provisions allow AltaGas to terminate or renegotiate a contract if it is not economical to continue processing. Risk is largely limited to the timing of production and operating cost efficiencies.

Length of Term

Where natural gas reserves have been dedicated under contract, the contract normally extends beyond one year and up to the life of the reserves depending on the amount of capital invested by AltaGas in the facility. Where reserves have not been dedicated under contract or AltaGas has not made a significant capital investment, the contracts are normally subject to termination by either party upon one to three months notice.

Type of Service

In general, producers have access to either firm service or interruptible service. Firm service offers producers priority to have their natural gas processed at the applicable AltaGas facility subject to industry standard maintenance and force majeure. Interruptible service is available only if the applicable facility has capacity available after all firm service commitments with respect to such facility have been satisfied. Firm service is normally provided to a producer when the producer's natural gas reserves have been dedicated to an AltaGas facility.

Field Gathering and Processing - Operating and Maintenance Expenses

Operating and maintenance expenses for gathering and processing facilities generally include: (i) labour costs for operators; (ii) materials consumed in processing or maintenance, including chemicals and lubricants; (iii) land lease costs; (iv) property taxes; (v) fuel and power costs and (vi) other overhead costs. For the plants operated by AltaGas, the most significant expenses are labour, utilities, property taxes and repair and maintenance.

Field Gathering and Processing - Competition

Midstream entities currently provide a small portion of the midstream field processing function in Canada. AltaGas estimates that on a net capacity basis, approximately 15 to 16 percent of the total estimated field processing capacity in western Canada is owned by midstream entities. AltaGas competes with other midstream entities operating in the Western Canadian Sedimentary Basin, including SemCanada, Duke Energy Field Services Canada Ltd., Keyera Facilities Income Fund, Solex Gas Processing Corp, and ATCO Midstream Ltd. The remaining processing capacity generally continues to be provided by the upstream natural gas exploration and production companies.

Midstream Market Share in Canada (Field Processing)


Other
4%
Atco Midstream
Ltd.
4%
Keyera Facilities
Income Fund
26%
Solex Gas
Processing Corp.
10%
AltaGas Income
Trust
16%
SemCanada
21%
Duke Energy
Field Services
Canada Ltd.
19%

Note: Based on net processing capacity in the Western Canadian Sedimentary Basin as of December 31, 2004, and excludes National Energy Board regulated plants. Source: Canadian Gas Plant Directory

The midstream industry continues to evolve and the competitive environment also continues to change. AltaGas believes that with its field gathering and processing strategies and business attributes it will continue to effectively compete in the

midstream market place. AltaGas also believes that its operational skills and market coverage make it a preferred business partner for many exploration and production companies.

Extraction

AltaGas owns extraction plant capacity through its interests in the ATCO and EnCana operated extraction plants at Empress, Alberta, the Taylor operated extraction plant at Joffre, Alberta and the AltaGas operated ethane extraction plant at Edmonton, Alberta. AltaGas' working interest in these extraction assets provides stable fixed fee or cost of service type revenues and margin based revenues. Also included in extraction is AltaGas' Bantry field fractionation facility. Fractionation services at Bantry are provided on a rate per m^3 of product processed. Investment in extraction and field fractionation plants as at December 31, 2004 was approximately $95.0 million.

Extraction - Business Description

NGLs generally have greater value if extracted in liquid form and additional NGLs recovery beyond downstream pipeline specifications may be carried out in order to capture the value of the NGLs. This additional recovery process can be done at field gas plants or at large extraction plants where economies of scale are realized. Although there are in excess of 700 field plants in western Canada which recover NGLs, 10 extraction plants currently extract approximately 40 percent of all of the propane and butane and approximately 70 percent of ethane produced within the region. Nine of the plants are located in Alberta and process the vast majority of the natural gas exported from Alberta. Large extraction plants are located along major high volume pipeline transmission systems that transport natural gas to end-markets. Extraction plants straddle these transmission systems so that sufficient volumes of residual ethane and NGLs in the natural gas stream can be recovered to provide an acceptable rate of return on investment.

After extraction, NGLs must be fractionated into their constituent components of propane, butane and pentanes-plus. Some NGLs are fractionated at Empress, Alberta, or in the field, such as at AltaGas' Bantry facility. However, most NGLs from field and extraction plants are shipped to Fort Saskatchewan, Alberta, Sarnia, Ontario, or Marysville, Michigan for fractionation. Propane, butane and pentanes-plus are used directly as energy products and as feedstock for the petrochemical and crude oil refining industries.

The economics of NGLs extraction are a function of the difference between the premium value of the ethane, propane, butane and condensate as separate marketable commodities compared to their value as constituents of the natural gas stream. If the components are not extracted, they are sold as natural gas for their heating value at the prevailing natural gas price. As NGLs, the components are sold at higher prices that reflect the premium value of each of the individual commodities.

When an extraction plant has more than one owner, the operator manages the facility according to the terms and conditions of an agreement that covers the construction, ownership and operation of the plant (CO&O agreement). CO&O agreements describe, among other things, the voting procedures and other mechanisms governing operating and capital expenditure decisions, processing rights, supply obligations and other aspects of facility operations. A CO&O agreement may also empower the operator to negotiate extraction rights and enter into ethane and NGLs sales arrangements on behalf of all co-owners in the facilities. AltaGas has directly negotiated extraction rights and ethane and NGLs sales arrangements for the majority of its net processing capacity and net production. AltaGas also regularly attends the operating committee meetings for those extraction plants where it owns a working interest.

Extraction assets are long life assets. AltaGas estimates that the average remaining life of its extraction facilities is in excess of 20 years which is based on large regional natural gas supply and demand.

Extraction - Plant Fee Structures

Extraction facility owners have the right to extract liquids from the natural gas stream, either directly as the owner of the gas, or through gas extraction agreements. The typical commercial arrangement involves the ethane and NGLs extraction plant owner contracting with shippers on a gas transmission system for the right to extract the ethane and NGLs from the shipper's natural gas. By removing ethane and NGLs, the extraction plant is, in effect, extracting or shrinking a portion of the energy contained in the shipper's natural gas. The extraction plant owner pays the shipper for the extracted energy or alternatively purchases a sufficient volume of natural gas from the market to replace the extracted energy thereby keeping the shipper whole. This purchased gas is referred to as shrinkage make-up. Extraction contract terms may be for firm or interruptible processing, and may vary from monthly to multi-year in length. Currently the majority of AltaGas' extraction agreements are multi-year term arrangements.

AltaGas' net share of ethane production is sold through long term cost of service or fixed fee arrangements. The sales price received under these contracts provides for a return on and of capital and the recovery of certain operating costs, including shrinkage make-up attributable to that production. AltaGas' share of ethane production is sold at the outlet of the plants, with the purchaser responsible for all downstream transportation and handling.

NGLs can be sold under a variety of arrangements. Approximately 75 percent of AltaGas' net NGLs production is sold under long term fixed fee arrangements. These volumes do not bear any commodity price risk. The revenue from these NGLs sales and the ethane sales provides a stable, predictable cash flow base.

Approximately 20 percent of AltaGas' NGLs production is sold under short term contracts. The margins received on these volumes are subject to the spread between the price received for the NGLs extracted and the price paid for the natural gas purchased to make up the heating value of the NGLs extracted, after subtracting operating costs. The remaining five percent is sold under a profit and loss arrangement. If commodity prices or operating costs make NGLs extraction uneconomic, the NGLs may be reinjected or the facilities may be turned down or shut in. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGLs prices and crude oil prices. As crude prices fall, NGLs prices will generally decrease subject to other factors that influence supply and demand.

The following diagram shows the operating margin based on type of extraction contract.


100%
80%
60%
40%
20%
0%
Operating Margin
2002
2003
2004
Years
NGL Spread
NGLs Fixed Fee
Ethane Cost of Service

Extraction - Plant Production

Extraction production is a function of natural gas volume processed, natural gas composition, recovery efficiency of the extraction plant and plant on line time. The following table represents a summary of the net capacity and production associated with extraction and fractionation plants in which AltaGas holds an interest.

Extraction or Fractionation Plant	Interest (percent)	Net Inlet Processing Capacity (Mmcf/d)(3)	Liquids Production 2004 (Bbls/d)(1)		Liquids Production 2003 (Bbls/d)(1)	
Edmonton(2)	48.6667	190	NGLs mix	2,699	NGLs mix	N/A
			Ethane	8,418	Ethane	N/A
Empress ATCO	7.2	79	NGLs mix	508	NGLs mix	611
			Ethane	512	Ethane	668
Empress EnCana	10	120	NGLs mix	1,169	NGLs mix	1,162
			Ethane	2,056	Ethane	2,105
Joffre	50	125	NGLs	869	NGLs mix	634
			Ethane	3,487	Ethane	2609
Bantry	100	25	NGLs	360	NGLs	393
Total		539	NGLs mix	5,605	NGLs mix	2,800
			Ethane	14,473	Ethane	5,382

Notes:

(1) Average volumes for the fourth quarter.

(2) AltaGas acquired a 48 2/3 percent interest in the Edmonton ethane extraction plant on August 25, 2004

(3) At December 31, 2004.

AltaGas' net extraction and field fractionation plant annual average production since 2002 are as follows:

Extraction and Fractionation Plant Production [1]	**2004**	**2003**	**2002**
NGLs (Bbls/d)	3,797	2,504	1,974
Ethane (Bbls/d)	8,602	4,056	1,425
Total	12,399	6,560	3,399

Note:
(1) Average Bbls/d net to AltaGas for years ended December 31.

Extraction - Empress ATCO Extraction Plant

At December 31, 2004 AltaGas' ownership interest in the Empress ATCO extraction plant located in southeast Alberta on the Alberta-Saskatchewan border was approximately 7.2 percent. The remaining interest in the facility is held by nine other owners with varying interests. AltaGas' ownership corresponds to a 79 Mmcf/d share of the plant's 1,100 Mmcf/d of natural gas inlet capacity. Until June 30 2004, when one of AltaGas' long term contracts expired, AltaGas had contracted approximately 60 Mmcf/d of gas supply to fill its portion of the plant's capacity under long term contracts. The remainder was being supplied through short term contracts. With the start of the new gas year, November 1, 2004, AltaGas has replaced a portion of that gas supply through its ownership of PremStar. Current firm gas supply under contract is 48Mmcf/d of which 28 Mmcf/d is under contract until December 2009. At the Empress ATCO extraction plant, AltaGas also processes any interruptible gas volumes that PremStar may have available from time to time. As there are five other extraction plants in the Empress area, there is considerable competition amongst the owners of the plants for producer's extraction rights. The Empress ATCO plant consists of four processing trains which provide the flexibility to easily manage production to reduce fixed operating costs, minimizing any downside associated with fluctuating production volumes.

A five-year ethane sales contract for AltaGas' share of Empress ATCO ethane production expired December 31, 2003. AltaGas' net ethane production is being sold under a month-to-month cost-plus sales arrangement until a replacement supply contract is negotiated. AltaGas' share of NGLs production at Empress ATCO is sold under one year evergreen marketing arrangements at the monthly market price for NGLs. Approximately 60 percent of AltaGas' share of NGLs production generates revenue subject to a long term profit and loss arrangement which includes a processing fee and revenues vary with product pricing. The remainder is sold at monthly market price for NGLs.

Extraction - Empress EnCana Extraction Plant

Effective April 1, 1998 AltaGas acquired a 10 percent interest in the Empress EnCana extraction plant. The other owners are EnCana Corporation (EnCana) (70 percent), Devon Canada Corporation (10 percent) and Husky Oil Operations Limited (10 percent). The Empress EnCana extraction plant is located two km southeast of the Empress ATCO extraction plant and began operations in September 1996. The plant is licensed to process 1,200 Mmcf/d of natural gas of which 120 Mmcf/d is AltaGas' net share. Ethane recovery capability was added to the Empress EnCana extraction plant in the first quarter of 1999 and in October 2003 modifications were completed to increase the ethane production capability. AltaGas' net share of modification costs was $5.5 million, increasing its net ethane production by approximately 1,200 Bbls/d.

AltaGas has managed its gas supply risk at this facility by securing up to 120 Mmcf/d of natural gas throughput on a long term basis.

AltaGas' net share of ethane production is sold under a long term cost of service type contract which provides for the recovery of certain operating costs. Approximately 85 percent of AltaGas' net share of NGLs production generates fixed fee revenue plus reimbursement of associated operating costs, under a long term processing arrangement. The remainder is sold under a one-year evergreen marketing arrangement at the monthly market price for NGLs.

Extraction - Joffre Ethane Extraction Plant

AltaGas and Taylor each own 50 percent of the ethane extraction plant at Joffre, Alberta. The Joffre plant, which was constructed during 2002 at a net cost to AltaGas of $24.8 million, started operations in December 2002. AltaGas' share of processing capacity is 125 Mmcf/d of natural gas and is capable of producing up to 5,200 barrels per day of ethane and NGLs. Taylor is operator of the facility.

The Joffre plant is adjacent to NOVA Chemicals Corporation's (Nova) Joffre petrochemical complex and recovers ethane and NGLs from the fuel gas used at the complex. All ethane production from the Joffre plant is sold under a cost of service type contract with Nova which expires in 2031. Under this ethane sales agreement, a portion of the operating cost risk is borne by AltaGas and Taylor. This portion is a function of the ratio of NGLs production to total plant production. If operating costs increase or the ratio of ethane to total NGLs production falls, then the cost to AltaGas and Taylor increases. AltaGas and Taylor each market their respective 50 percent share of the NGLs production from the facility. AltaGas sells its net share of NGLs production under a one year evergreen marketing agreement at the monthly average market price for NGLs.

The Joffre plant is physically configured such that NGLs production can easily be matched to market demand. This ability to step in and out of the NGLs market depending on NGLs pricing allows AltaGas and Taylor to fully participate in the market when NGLs prices are strong, while minimizing exposure during times of unfavourable pricing.

Extraction – Edmonton Ethane Extraction Plant

In late August 2004, AltaGas acquired a 48 2/3 percent interest in the Edmonton ethane extraction plant (EEEP) from BP Canada Energy Resources for approximately $43.4 million, after adjusting for the economic benefit from the January 1, 2004 effective date to closing. The remaining interest in the plant is held by ATCO Midstream Ltd. AltaGas operates the plant and employs the EEEP staff. The plant has a licensed gross inlet capacity of 390 Mmcf/d of natural gas and gross production of specification ethane of 15,000 Bbls/d and NGLs of 6,000 Bbls/d. A long term gas supply contract provides a secure feedstock supply to EEEP. AltaGas' share of the plant products is sold under long term contracts through cost of service or cost plus sales arrangements.

EEEP is directly connected to the Alberta Ethane Gathering System, and to BP Canada Energy Resources' Co-Ed NGL pipeline, providing safe and reliable outlets for the plant products. The processed gas from the facility feeds the City of Edmonton, Alberta.

Extraction - Bantry Field Fractionation Facility

AltaGas purchased the Bantry natural gas processing plant in May 2000 and expanded it in 2001 (see Field Gathering and Processing Facilities). The plant is equipped with fractionation facilities capable of producing up to 400 Bbls/d of specification propane, butane and pentanes-plus for sale to local markets.

Extraction - Competition

Currently there are six extraction plants in the Empress area. This results in significant competition for natural gas supply. AltaGas is largely insulated from this natural gas supply competition through its long term natural gas supply contracts.

Transmission

AltaGas entered the transmission business in 1998 and has acquired or constructed several transmission pipelines since that time.

AltaGas provides transportation on its transmission lines through cost of service type fee structures, with the exception of the Suffield and Kahntah pipelines which are take or pay arrangements. The largest contributor to AltaGas' transmission revenues is the Suffield System, which consists of two natural gas pipelines at Suffield, Alberta. AltaGas acquired the Suffield System from subsidiaries of EnCana for approximately $95.0 million on December 19, 2002. The Suffield System, located in southeastern Alberta, transports natural gas produced on and around the Suffield military block to the TransCanada Transmission Canadian mainline at Burstall, Saskatchewan. Constructed by EnCana between 1998 and 2001, the Suffield System is regulated by the National Energy Board and rates on the system are based on a market-based tolling methodology. The two pipelines each have 200 Mmcf/d of transmission capacity. The south Suffield pipeline is a 147 km pipeline of six to 16 inch diameter pipe. The north Suffield pipeline is 96 km of 16 inch diameter pipe. The majority of the Suffield System's capacity is currently contracted by EnCana through transport or pay and volume commitments which will expire in 2022 and be renewable for one year periods thereafter. Volume commitments will increase annually from approximately 340,000 GJ/d in 2004 to approximately 406,000 GJ/day in 2010 and declining thereafter. AltaGas anticipates an expanded transportation role for the Suffield System and expects to work with potential shippers to develop transportation opportunities to maximize the system's capabilities.

In June 2002, AltaGas reclassified certain pipeline segments in the Cold Lake operating area in northeastern Alberta from gathering to transmission pipelines to align with the Alberta Department of Energy's new petroleum registry system implemented on November 1, 2002.The reclassified pipeline segments were combined with the Whitney Lake pipeline to create the Cold Lake natural gas transmission system. AltaGas owns and operates the Cold Lake natural gas transmission system which interconnects with TransCanada's Nova Gas Transmission Limited system and the TransGas Limited system, and consists of 36 receipt points and 39 delivery points (including five pipeline interconnects).

The Cold Lake and Summerdale pipelines provide AltaGas' gas services team with marketing and exchange opportunities as the pipelines are connected to major downstream pipeline systems that allow AltaGas' customers to access Alberta and Saskatchewan markets.

The Kahntah pipeline, built to transport natural gas from British Columbia to Alberta, is regulated by the National Energy Board on a complaints basis. The entire capacity of that system is contracted until March 2005. Negotiations are currently in progress to renew the contract for an additional two years. The Porcupine pipeline, located in southeast Alberta, is a single shipper pipeline with contract expiry in 2006. Both systems are integral in the delivery of their respective products to market and new contracts are expected to be negotiated prior to expiration.

The following table provides a summary of the gross capacity of AltaGas' transmission pipelines at December 31, 2004.

Transmission Pipeline	Product	Area	Design Capacity	Operating Capacity	Throughput[1]	Length (km)
Suffield	Natural Gas	SE Alberta	400 Mmcf/d	400 Mmcf/d	355 Mmcf/d	243
Cold Lake	Natural Gas	East Central Alberta	80 Mmcf/d	80 Mmcf/d	56 Mmcf/d	253
Summerdale	Natural Gas	Central Alberta	24 Mmcf/d	24 Mmcf/d	16 Mmcf/d	18
Kahntah	Natural Gas	NE B.C.	95 Mmcf/d	35 Mmcf/d	3 Mmcf/d	55
Battle Lake	Natural Gas	Central Alberta	15 Mmcf/d	15 Mmcf/d	2 Mmcf/d	16
Porcupine Hills	Condensate	SW Alberta	11,600 Bbls/d	11,600 Bbls/d	3,805 Bbls/d	164

Note:
(1) Represents 2004 fourth quarter average.

Other

AltaGas makes modest investments in industry service companies where it considers it to be prudent to do so and which provide an opportunity to enhance AltaGas' existing business activities. At December 31, 2004 AltaGas' investment in public and private companies was $31.8 million.

AltaGas holds limited partnership units in Taylor whose business is the ownership and operatorship of facilities in the midstream sector of the western Canadian natural gas industry. AltaGas' ownership of Taylor was 5,389,985 limited partnership units or approximately 18.9 percent at December 31, 2004. On February 7, 2005, the Trust sold 1.4 million units of its investment in Taylor for net proceeds of $12.8 million and pre-tax gain of $5.0 million. The sale reduced AltaGas' ownership in Taylor to 14.1 percent.

ENERGY SERVICES

Energy Services includes power services, natural gas services and oil and natural gas production.

Power Services

AltaGas entered the power business in December 2001 and at December 31, 2004 had 478 MW of power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B PPAs, the Genesee energy contract, and a capital lease for gas fired power peaking capacity. AltaGas' 478 MW of power is estimated by management to be approximately six percent of Alberta's power capacity at December 31, 2004.

Power Services - Sundance B Power Purchase Arrangements

PPAs were established in 1999 under Alberta's program of power industry deregulation. Alberta is currently the only province providing this opportunity. PPAs, which in form resemble contracts, were created to separate ownership of the physical power generation assets from ownership of their output. The Sundance B PPAs are divided into two PPAs, one for each of the two units comprising the Sundance B Plant.

The ASTC Power Partnership

AltaGas and TransCanada Energy Ltd. (TransCanada) are partners in the ASTC Partnership. Each partner owns a 50 percent share and contributed 50 percent of the approximately $220.0 million required for the ASTC Partnership to purchase the Sundance B PPAs from Enron Canada Power Corporation (ECPC) on December 28, 2001. ECPC originally purchased the Sundance B PPAs for $294.8 million at an auction arranged by the government of the Province of Alberta on August 24, 2000. The Partnership holds the Sundance B PPAs as partnership property, with both partners having an equal interest in each PPA.

The 50 percent interest in the Sundance B PPAs provides AltaGas with the rights to 353 MW of power generation capacity, energy and ancillary services from the coal fired Sundance B plant until December 31, 2020.

The ASTC Partnership started dispatching power effective December 29, 2001. AltaGas maintains the books and records of the ASTC Partnership, including providing accounting services. TransCanada, currently manages daily Sundance B PPAs operations including the dispatch of power into the Alberta Power Pool (the Pool). AltaGas is responsible for managing its own market risk associated with its share of acquired power generation capacity.

The Sundance B Plant

TransAlta Corporation owns the coal fired Sundance B Plant which is located approximately 70 kms west of Edmonton, Alberta, and has been operating since 1976 (Unit 3) and 1977 (Unit 4). The Sundance complex consists of Units 1 through 6. An auction conducted on August 24, 2000 grouped the Units into three plants: Sundance A Plant - Units 1 and 2, Sundance B Plant - Units 3 and 4, and Sundance C Plant - Units 5 and 6.

The Sundance complex is connected to the Alberta Interconnected Electric System, allowing access to markets in Alberta, British Columbia, Saskatchewan and the United States.

The Sundance B Plant - Power Sales

Revenue from the sale of power is largely driven by megawatt hours of production and by Pool prices. The relationship between production, Pool prices and cost of sales is complex. All of the power produced in Alberta is currently sold into the Pool. The Pool operates an open market for the exchange of electricity. The Pool establishes the power price based on power offers from Pool participants utilizing a uniform pricing model whereby the marginal unit establishes the price for all generators. Pool schedulers sort the offers by price into a stacked merit order beginning with the lowest cost producer thereby defining a supply curve for each hour. By matching energy supply with demand, the Pool establishes a uniform hourly market price, which is published on the Pool's website. In Alberta, coal fired electrical generation is generally produced at a lower cost than gas fired electrical generation.

Under the Sundance B PPAs, the Partnership holds the rights to the power capacity and ancillary services from Units 3 and 4 of the Sundance B Plant. Day to day operation of the Sundance B PPAs requires the ASTC Partnership to communicate the volume of power available and the price of the power to TransAlta and to sell that power as it becomes available. The ASTC Partnership is obligated to pay TransAlta a price which covers TransAlta's capital and operating costs as determined by mechanisms in the Sundance B PPAs and provides TransAlta with a reasonable profit. The majority of the ASTC Partnership's cost of sales are the relatively fixed costs paid to TransAlta and the variable costs of transmission and Pool trading charges.

Each of Units 3 and 4 has a nameplate capacity of 353 MWs. The Sundance B PPAs recognize that the plant will not produce at 100 percent capacity all of the time. TransAlta is obligated to provide AltaGas financial compensation to a stated target availability level regardless of actual generation of electricity from the Sundance B units. This is accomplished by a financial payment based on the difference of the actual availability below the target availability level multiplied by the Rolling 30-Day Average Pool Price (RAPP). During these under-generation periods AltaGas has financial exposure on the difference between the Alberta spot price and RAPP on the difference between volumes generated to target availability.

The operational risk associated with being hedged is minimized through the diversification offered by the two units at each of the Sundance B and Genesee power plants, the 25 MW gas fired peaking capacity, unit contingent hedges and, if necessary, replacement power purchases.

TransAlta is an experienced operator of coal-fired electrical generation facilities and has financial incentives to operate the Sundance B plant efficiently and at high levels of electricity generation. The plant uses coal from the adjacent Highvale Mine which is anticipated to have sufficient reserves for the expected fuel requirements of the Sundance B plant beyond the life of the Sundance B PPAs.

Power Services - Genesee Energy Contract

On March 18, 2003 AltaGas announced it was a successful bidder for 100 MW of power capacity in the Alberta government's Market Achievement Plan (MAP) II auction. Accordingly, AltaGas entered into an energy contract with the Balancing Pool Administrator (BPA) for the right to 100 MW of power capacity at the EPCOR Generation Inc. operated Genesee power plant located southwest of Edmonton, Alberta for a three year term commencing April 1, 2003. The 100 MW of power capacity is a portion of the capacity at the Genesee power plant to which the BPA has rights pursuant to PPAs. The Genesee power plant is a coal fired facility consisting of two independent units.

The energy contract required no capital outlay by AltaGas, but instead requires AltaGas to pay a competitively priced fixed monthly capacity charge for the power capacity in Alberta. Other costs associated with the contract include a monthly energy payment and incentive payment, transmission and Pool trading charges. The Genesee energy contract expires March 31, 2006. It is expected that the Balancing Pool will hold a MAP III auction for the Genesee capacity.

Power Services - Gas Fired Peaking Capacity

On September 1, 2004 AltaGas entered into a long term capital lease with Maxim Energy Group Ltd. for 25 MW of gas fired power peaking capacity in southern Alberta. The capital lease has a 10 year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or purchase the assets. The capital lease requires AltaGas to pay Maxim monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains 100 percent of the ancillary services and merchant peaking sales revenues.

The gas fired power peaking capacity provides energy during times of peak power demand. The peaking gas requirement is managed by AltaGas' gas services component and dispatch of the units is managed by AltaGas' real time desk at the Edmonton ethane extraction plant. The addition of the 25 MW of natural gas generated power capacity provides fuel diversity to AltaGas' coal fired generation and adds a fifth independent supply source. Operationally, given the speed at which the peaking plants can be ramped up, the peaking supply provides some backstopping to AltaGas' Sundance B PPAs and Genesee energy contract.

Power Services - Risk Mitigation

The main risk faced by AltaGas in the power business is the fluctuation in the margin between power revenues and the cost for power. This is generally created through changes in power prices, increases in operating costs, changes in transmission rates, and reductions in power available for sale, mainly due to outage and force majeure events. AltaGas attempts to mitigate this risk by maintaining a balanced portfolio of contracts to lock in power margins.

AltaGas does not engage in speculative trading of power. AltaGas manages its acquired power capacity to provide stable, predictable earnings and cash flow over time. AltaGas reduces its exposure to floating power prices by supplying its own operating electrical demand requirements and by using a balanced portfolio of contracts to lock in power margins to reduce pricing risk.

During 2004, the average monthly Pool price ranged from a low of $42.46 per MWh in March to a high of $67.13 per MWh in May. The average all hours Pool price for 2004 was $54.54/MWh compared to $62.98 per MWh for 2003. The average sales price received by AltaGas for 2004 was $48.77 per MWh compared to $47.56 per MW during 2003. AltaGas has sold a substantial portion of its power forward for 2005. Pool prices are primarily driven by industrial and residential demand and a changing portfolio of supply.

The following chart provides a summary of power prices and volumes for the three years AltaGas has been in the power business.

	2004	2003	2002
Volume of power sold (thousands of MWh)	3,481	3,266	2,669
Average price received on the sale of power ($/MWh)(1)	48.77	47.56	41.27
Alberta Power Pool average spot price ($/MWh)(1)	54.54	62.98	43.85

Note:
(1) Annual average.

The Sundance B and Genesee plants are each made up of two units that are physically independent of each other. Furthermore, the supply portfolio's operational flexibility and reliability has been enhanced with the addition of the 25 MW gas fired peaking capacity. With AltaGas' five independent supply sources it would be unusual that all units would experience reduction in production or would be shut down at the same time whether for planned maintenance or otherwise.

In the event of any force majeure related to the Sundance B PPAs, AltaGas is entitled to a termination payment from the balancing pool equal to its portion of the net present value of the amortized Sundance B PPAs purchase price to that date. With respect to a force majeure event on the Genesee contract, AltaGas may elect to terminate the contract upon paying three monthly capacity charges or alternatively can continue to suspend payment and revenues from the specific Genesee unit. AltaGas has further minimized the risk of a force majeure event to a particular unit by diversifying its supply over four independent baseload units, acquiring 25 MW of gas fired peaking capacity, entering into unit contingent hedges, and executing independent backstopping arrangements to supply electricity in the event of a force majeure.

Power Services - Competition

AltaGas does not sell retail power and targets customers with a minimum baseload requirement of two MWs. The Sundance B PPAs and Genesee plants are two of the lowest-cost power producers in their market and lowest in the dispatch merit order. AltaGas expects most new supply to come from natural gas-generated power, which is not expected to be less costly than its coal generated power through its PPAs.

Gas Services

AltaGas has managed and marketed natural gas since 1994. There is minimal capital required to operate AltaGas' gas services business. AltaGas does not speculate on the commodity price of natural gas on its own behalf or on behalf of its customers. AltaGas has implemented rigorous risk management processes and systems to carefully monitor and manage its gas services business. AltaGas has traditionally marketed natural gas processed through its field gathering and processing, transmission and extraction facilities, and gas supplied by a pool of producers. On October 6, 2004 AltaGas significantly expanded this component with the acquisition of substantially all of the assets, including the company names, and liabilities of PremStar and its subsidiaries ECNG Inc. (ECNG) and Energistics Group Inc. (Energistics). The purchase price of $22.0 million, after closing adjustments from the effective date of April 1, 2004 was paid primarily by way of the issuance of 993,789 Trust units.

The addition of PremStar builds on this low risk, fee for service business. PremStar is one of Canada's leading energy agency businesses, specializing in the procurement and supply of energy to end use customers across Canada. On a fee for service basis, PremStar provides energy supply, arranges for transportation services, and supports customers with valuable market information. This acquisition is expected to make a significant positive impact on AltaGas' gas services component through PremStar's existing business and through value chain optimization with other components of AltaGas.

Gas Services - Natural Gas Marketing and Energy Supply Management

The gas services component is comprised of three business lines:

- energy procurement and consulting services;
- energy supply; and
- natural gas transportation and storage optimization.

The energy procurement and consulting services business is primarily a fee for service business, the majority of which is based on one to three year evergreen contracts. The energy supply and natural gas transportation and storage optimization businesses are margin based, with revenue increases directly linked to increases in costs to purchase the transportation or commodity. As a result, commodity price swings have minimal impact on AltaGas' operating cash flows.

Energy Procurement and Consulting Services

With the acquisition of PremStar in October 2004, the majority of energy procurement and consulting in the gas services component is conducted through service agreements with commercial, industrial and institutional end-use customers on a fee for service basis. PremStar enters into one to three year agency retainer agreements with clients under which it provides gas and electricity supply purchasing and price management advice to its customers. Under these agency agreements, PremStar on behalf of its end-use customers, also purchases and manages gas supply and fixes the price of their electricity purchases. PremStar acts as agent on behalf of its customers and as such is not exposed to the commodity price for gas or electricity supplies.

In addition to PremStar business, AltaGas also provides energy procurement services for a select group of industrial and other users including AltaGas Utilities. AltaGas purchases gas for AltaGas Utilities under a fee for service contract. The arrangement, which has been in place since 1999, establishes AltaGas as the exclusive supply manager in respect of all matters relating to AltaGas Utilities regulated distribution supply. AltaGas receives a monthly fee for service plus the reimbursement of all third party and extraordinary costs incurred by AltaGas. Similar gas supply management arrangements are in place with other industrial and producer customers, including the Joffre ethane extraction plant. In addition, AltaGas manages the third party pipeline transportation requirements for many of its gas marketing customers under contractual arrangements whereby it is indemnified for all risks and obligations relating to the customer's transportation contracts.

Energy Supply

AltaGas markets natural gas supply to producers, retailers and end-users. The supply comes from deliveries of natural gas processed at AltaGas' facilities and from other producers and wholesalers with natural gas supply not associated with AltaGas' facilities. Natural gas supply sales come from AltaGas controlled production or from back-to-back supply purchases. Fees are earned on a margin which is fixed at the time the contract is executed.

Natural Gas Transportation and Storage Optimization

Optimization is a wholesale marketing activity which identifies opportunities to exchange, re-allocate or re-sell pipeline capacity and storage to increase its utilization and value. Net revenues from such opportunities are derived from low-risk opportunities based on transportation cost differentials between pipeline systems available from in-depth knowledge of transportation systems and natural gas markets. Margins are earned by simultaneously locking in buy and sell transactions and effectively managing credit exposures among the wholesale counterparties.

AltaGas carries on optimization business through PremStar focusing on transportation arrangements into the eastern Canadian markets. Optimization business is also conducted within Alberta in the form of gas exchange arrangements with AltaGas' gathering and processing customers. AltaGas markets or exchanges all of the volumes that flow through its Cold Lake and Summerdale pipeline systems. In a gas exchange transaction AltaGas buys natural gas on the TransCanada system

to pay back clients whose natural gas has been physically delivered to customers on an AltaGas system. By purchasing or exchanging gas on these pipeline systems and at other facilities, AltaGas has been successful in achieving positive margins for AltaGas while providing improved netbacks for producers.

In addition, AltaGas has contracted for a nominal amount of firm receipt capacity on TransCanada's Alberta system with terms varying between one and five years which it uses to offset producer client deliveries using higher-priced interruptible service. These differentials are retained by AltaGas.

Gas Services - Customers

AltaGas has, through PremStar, agency retainer arrangements with over 1,000 customers. Customer retention rates are over 90 percent. These customers are commercial, industrial and institutional end-users in Ontario, Quebec, and Manitoba. PremStar buys natural gas and electricity on behalf of its customers through 17 suppliers. In its energy supply and optimization business, AltaGas buys natural gas from approximately 100 suppliers and sells natural gas to approximately 45 customers. No gas services customer represented seven percent or more of consolidated revenues during 2004.

Gas Services - Competition

In the natural gas supply business, AltaGas' competitors range from single-person operations to large marketing and aggregation companies. Prior to 2002, many large energy marketers competed for very thin margins with success achieved by providing a wide range of "value-added" energy services and by trading large volumes. As a result of recent changes in the industry, the primary source of competition is now the marketing arms of large oil and gas producers, as well as a few creditworthy energy utilities.

AltaGas competes in this environment by focusing on marketing natural gas produced at its gathering and processing facilities, as well as the gas of smaller natural gas producers whose needs cannot be met by larger marketers who have difficulty providing personal service to smaller clients. AltaGas also acts as an aggregator, buying natural gas from larger wholesale marketers for resale to its customers.

In the procurement and consulting business, AltaGas competes against other marketing and consulting firms. AltaGas, through ECNG, believes it is successful in this market because of its history and experience, its focus on commercial and institutional end-users across a variety of business sectors, focused customer service, and the effectiveness in its back office systems and processes which allow it to closely manage customers' energy supplies.

Oil and Natural Gas Production

AltaGas is not in the business of exploration and development of natural gas reserves as it does not want to compete with producers flowing natural gas through AltaGas' gathering and processing systems. However, in connection with larger acquisitions that included gathering and processing facilities, AltaGas has accumulated a portfolio of oil and natural gas production and shares of small oil and gas production companies. AltaGas continues to hold and produce some of the production to act as natural hedges to business activities such as shrinkage make-up at extraction plants, and natural gas marketing related risks including credit risk. At December 31, 2004 AltaGas' capital investment in oil and natural gas production was $28.2 million. Oil and natural gas production represented less than three percent of the Trust's total operating margin in 2004. AltaGas' focus in 2004 was to maintain production, offsetting declines with minor investments.

NATURAL GAS DISTRIBUTION

AltaGas operates a natural gas distribution business through its indirect wholly owned subsidiary, AUI, its one-third interest in Inuvik Gas and its 24.9 percent interest in Heritage Gas. AUI operates as a provincially regulated natural gas distribution utility in its areas of service in the province of Alberta. Inuvik Gas distributes natural gas to the Northwest Territories Power Corporation and to the town of Inuvik in the Northwest Territories and Heritage Gas has the distribution franchise to deliver natural gas to six counties in Nova Scotia. Natural gas distribution companies provide natural gas to residential, farm, commercial and industrial users for heating and other purposes.

The Natural Gas Distribution segment contributed net revenues of $30.7 million for the year ended December 31, 2004 which was approximately 12 percent of the Trust's total net revenues compared to net revenues of $30.6 million for the year ended December 31, 2003 which was approximately 14.0 percent of the Trust's total net revenues.

Natural Gas Distribution – Net Additions to Capital Assets

Approximate capital expenditures, net of customer contributions, government grants and asset disposal proceeds for the Natural Gas Distribution segment during the past five years ended December 31 are set out below:

Year	Net Additions to Capital Assets (million)
2004	$9.6
2003[1]	$16.8
2002	$3.7
2001	$5.4
2000	$4.4

Note:
(1) Includes $10.2 million related to the retirement of prior years' capital contribution in aid of construction.

Natural Gas Distribution - AltaGas Utilities

The AltaGas Utilities acquisition effective June 30, 1998 included the purchase of AUI for $62.5 million plus $45.3 million of assumed AUI's debt. At December 31, 2004 AUI served approximately 60,400 customers, representing approximately six percent of the Alberta natural gas distribution market.

AUI's head office is located in Leduc, Alberta. Operating since 1954, AUI delivers natural gas to residential, farm and small commercial customers in more than 90 communities and surrounding rural areas throughout Alberta including Athabasca, Barrhead, Bonnyville, Drumheller, Elk Point, Grande Cache, Hanna, High Level, Leduc, Morinville, Pincher Creek, St. Paul, Stettler, Two Hills, Wabasca, Three Hills and Westlock. During 2004 AltaGas Utilities delivered approximately 24.6 Bcf through its system.

AUI has entered into an agreement with Orr Mineral Developments Ltd. (Orr) to acquire its distribution assets which provide natural gas service to approximately 112 customers in the hamlet of Suffield in southern Alberta. The sale by Orr requires the approval of the AEUB, which is expected to be obtained in early 2005.

AUI, like all Canadian natural gas distribution companies, is provincially regulated as to natural gas tariffs for sales and transportation. AUI is regulated by the AEUB which exercises statutory authority over matters such as rate base, rate of return on common equity, capital structure and natural gas cost recovery rates. Rate base generally consists of the aggregate of a utility's approved investment in plant, property and equipment in service less accumulated depreciation plus an allowance for working capital. Net rate base excludes no-cost capital, which consists of unamortized contributions and grants from governments and customers. AUI's gross rate base was $142.5 million in 2004 compared to $140.4 million in 2003 and net rate base was $92.4 million for 2004 compared to $88.2 million in 2003. The increase in rate base is due to normal capital expenditures required to provide service to new customers and to replace and improve existing facilities offset in part by amortization of existing plant and facilities.

On June 27, 2003 AUI filed a 2003 and 2004 general rate application with the AEUB proposing a negotiated settlement process for Phase 1 of this proceeding. In Phase 1 proceedings the revenue requirements of the company are determined. On July 29, 2003 the AEUB approved the commencement of negotiations with respect to all components of revenue requirements except the 2004 capital structure and rate of return on common equity. These components were determined through a Generic Cost of Capital Proceeding. The negotiated settlement process for the 2003 and 2004 Phase 1 proceedings concluded in early 2004 with an agreement with customer representatives. The AEUB issued its decision on August 3, 2004 confirming the revenue requirements resulting from the negotiated settlement process. AUI filed its Phase 2 application, for the 2003 and 2004 test years, arising from the AEUB approval of its Phase 1 application. The Phase 2 portion of the general rate proceeding encompasses allocating costs to rate classes and the design of rates. The hearing on this phase was completed on January 14, 2005 and a decision is expected to be reached early in the second quarter 2005. The Generic Cost of Capital Proceeding established the allowed return on common equity for 2004 at 9.6 percent and the capital structure at 59 percent debt and 41 percent equity. The return on equity for years subsequent to 2004 will be adjusted based on a formula which is driven by changes in the return on long term Canada bonds. The return on equity for 2005 under the formula is 9.5 percent. AUI filed a Phase 1 General Rate Application for 2005 and 2006 in the fourth quarter of 2004. A decision on Phase 1 is expected in the third quarter of 2005.

The natural gas distribution business is highly seasonal with the majority of natural gas demand occurring during the winter heating season which extends from November to March. Natural gas sales during the winter typically account for approximately two-thirds of annual natural gas distribution revenue resulting in strong first and fourth quarter results and second and third quarter results that show either small profits or losses.

AltaGas Utilities - Transmission and Distribution System

AltaGas Utilities' distribution system consists of approximately 19,400 kms of pipeline, operating at pressures from 200 kilopascals to 8,755 kilopascals. AUI uses steel and aluminium pipe to transport natural gas at higher pressures while natural gas at lower pressures is transported primarily by plastic pipe. There are approximately 740 small and mid-sized metering and pressure regulating stations throughout AUI's distribution network. AUI's distribution system does not require any compressors.

Substantially all of AUI's transmission pipelines are constructed on rights-of-way granted by the Government of Alberta or the owners of privately-held lands. The duration of these grants may be either in perpetuity, for as long as the rights-of-way are used for a pipeline or for fixed terms negotiated by AUI. Crossings under highways, railways and bridges have been constructed pursuant to orders or permits from the appropriate authorities or owners. Distribution pipelines are installed primarily under highways and streets pursuant to permits or orders from the appropriate authorities, franchise agreements entered into with municipalities and rights-of-way held directly. Buildings such as the administration, storage and maintenance buildings owned by AUI throughout its franchise areas are located on freehold land owned by AUI.

AltaGas Utilities - Natural Gas Supply and Transportation Arrangements

AltaGas assumed the management of AltaGas Utilities' natural gas supply arrangements on November 1, 1999. The majority of natural gas supply is purchased from natural gas producers and marketing companies. AUI currently buys the majority of its natural gas under monthly and peaking arrangements. AUI has a deferred natural gas accounting process in place whereby the customers pay the forecast cost of natural gas and differences between forecast and actual costs are either refunded to or collected from customers in a subsequent period.

AUI purchases the majority of its natural gas off TransCanada's Alberta system. Deliveries are made at various Alberta delivery points into the AUI system for delivery to its customers. AUI's natural gas supply arrangements provide that third party transportation charges are paid by natural gas suppliers.

AltaGas Utilities - Franchises

As of December 31, 2004 AltaGas Utilities held 73 franchises; 50 distribution franchise agreements under the Municipal Government Act (Alberta) (MGA), four permits granted by Indian and Northern Affairs Canada (INAC) and 19 rural franchise approvals under the Gas Distribution Act (Alberta). The distribution franchise agreements under the MGA can have terms of up to 20 years. As at December 31, 2004, the MGA franchises had an average remaining term of 3.8 years, compared to 2.1 years as at December 31, 2003. The majority of the distribution franchise agreements contain a provision to the effect that if the municipality chooses not to renew the franchise, the municipality must purchase AUI's distribution system within the municipality. The purchase price may be set by the AEUB should the parties fail to agree. Prior Supreme Court of Canada decisions support a price at the full reproduction value less loss in value of the system. While such franchise

or operating agreements are in effect some municipalities receive fees based on a percentage of either the gross or net revenue from natural gas sales in the municipality. Franchise fees are collected directly from customers as a separate item similar to a sales tax and are not included in revenues. The permit granted by INAC and a related operating agreement are currently under renegotiation. The rural franchise approvals under the Gas Distribution Act (Alberta) continue in perpetuity or until revoked by the Government of Alberta. Four rural franchises, covering Métis settlements, are also subject to the terms of operating agreements which contain provisions for the settlements to acquire the distribution systems. Two Métis settlements are currently evaluating the feasibility of acquiring the distribution systems serving their areas. These systems serve approximately 350 customers representing 0.6 percent of AUI's customer base.

In 2003, AltaGas Utilities was involved in negotiations with the Alberta Urban Municipalities Association to establish a standard franchise agreement. It is expected that most municipalities in Alberta will use this standard agreement when renewing franchises with natural gas distributors. AltaGas Utilities filed an application to renew the franchise for the town of Bonnyville using the new standard agreement. A public hearing before the AEUB that was held to review the application resulted in the AEUB approving the application. Several municipalities had not renewed their franchises pending the drafting and approval of the standard franchise agreement. With the approval of the standard franchise agreement AUI was able to obtain AEUB approval for 11 franchise renewals. At December 31, 2004 one franchise renewal application had also been filed for approval with the AEUB. Each of these renewals is for a 10 year period.

AltaGas Utilities - Customers

AltaGas Utilities' market consists primarily of residential and small commercial customers located in smaller population centres or rural areas of Alberta. Within AltaGas Utilities' current franchise areas, AltaGas Utilities has nearly achieved market saturation. Growth opportunities in these areas are tied to the general strength and growth of the local economies. New customers are added primarily as new subdivisions are developed. AltaGas Utilities expects customer growth of approximately two percent annually in these existing areas. New customer installations totalled 1,209 in 2004, 1,119 in 2003, 1,511 in 2002, 886 in 2001, and 889 in 2000.

Percent of Revenue by Customer Type


Other
17%
Commercial
25%
Rural
18%
Residential
40%

AltaGas Utilities had three franchise areas as shown below that each accounted for 3.9 percent or more of AltaGas Utilities' revenues and distribution volumes at December 31, 2004.

Area	Percentage of AltaGas Utilities' Revenues	Percentage of AltaGas Utilities' Distribution Volumes
City of Leduc	9.9	9.6
Town of Drumheller	4.5	4.3
Town of Bonnyville	4.2	3.9

AltaGas Utilities - Competition

AltaGas Utilities is a regulated natural gas distribution monopoly within its current franchise areas, but competes with distributors of other forms of energy including electricity, heating oil and propane. Natural gas is an economical and environmentally preferred fuel choice. Natural gas is the predominant energy form in the heating market throughout AUI's franchise areas. In 2004, the majority of AUI's revenues resulted from natural gas sales to the residential and commercial heating market.

AltaGas expects that natural gas will continue to hold a price and environmental advantage over alternative energy sources.

AltaGas Utilities – Collective Bargaining Unit

AltaGas Utilities is the only affiliate of AltaGas Ltd. that has members of a collective bargaining unit. Approximately 87 employees of AUI are members of the Communications, Energy and Paperworkers Union of Canada (CEP) Local 1947. In the first quarter of 2004 the collective agreement between AUI and CEP Local 1947 was renegotiated for the period January 1, 2004 to December 31, 2007. Over the 22-year history of its relationship with the bargaining unit, AUI has not experienced any labour disruption due to the collective bargaining process.

Natural Gas Distribution - Inuvik Gas

Inuvik Gas is the distribution portion of the Ikhil Gas Project and distributes natural gas to the Northwest Territories Power Corporation and in the town of Inuvik. Inuvik Gas obtained an exclusive franchise agreement from the town of Inuvik to distribute and sell natural gas within the town. Inuvik Gas provides the town of Inuvik with an economical alternative energy source for power generation and commercial and residential heating. Previously, diesel brought in from Edmonton was the town's primary energy source.

Several of the government buildings (including public housing, schools, hospital and college) were converted to natural gas service during the initial start-up of the distribution system in the fall of 1999. Other commercial and residential buildings have subsequently been converted bringing the total number of buildings using natural gas service at December 31, 2004 to 705 from 666 at December 31, 2003. The annual average volume of natural gas distributed in 2004 was 0.816 Mmcf/d. Any future volume growth is dependent on customer conversions to natural gas and new construction projects in the Inuvik area.

Inuvik Gas is regulated by the Northwest Territories Public Utilities Board (NWTPUB) and is presently exempt from full regulation as a public utility, but is subject to regulation on a complaint basis and is required to file its rates and terms and conditions of service with the NWTPUB as and when revised from time to time.

Enbridge Inc. and AUI provide engineering and administrative support respectively for Inuvik Gas Ltd.

Natural Gas Distribution - Heritage Gas

AltaGas embarked on an opportunity in 2002 to take advantage of its knowledge and experience in the natural gas distribution business and to diversify its geographic operating area. On August 16, 2002 Heritage Gas, owned by AltaGas (24.9 percent), SaskEnergy International Inc., a subsidiary of SaskEnergy Inc., (50.1 percent), and Scotia Investments Limited, a private investment holding company (25.0 percent) filed an application for the right to distribute natural gas to certain counties in Nova Scotia. The Nova Scotia Utility and Review Board (NSUARB) rendered a decision on February 7, 2003 that granted Heritage Gas a full regulation class franchise for a period of 25 years.

In its decision the NSUARB granted Heritage Gas a regulated rate of return of 13 percent on a 45 percent equity component and an 8.75 percent cost of debt on a 55 percent debt component of its capital structure. Heritage Gas accepted the distribution franchise on June 3, 2003 and has since acquired and constructed gas distribution facilities and undertaken those activities necessary to establish an operating natural gas distribution utility. On December 19, 2003 the NSUARB issued an interim approval of a schedule of rates, tolls and charges and a license to operate. Heritage Gas activated its natural gas distribution system on December 20, 2003. A full general tariff application for test years 2004 to 2009 was filed in 2004 and was approved by the NSUARB essentially as filed, thus establishing the rates to be charged to four separate classes of customers, depending on their level of consumption.

During the first five years of operation, the weather normalized under or over recovery of the annual revenue requirement will be accumulated and either recovered from or refunded to customers through adjustments to future rates.
At December 31, 2004, Heritage Gas' distribution system consisted of approximately 30 kms of pipeline infrastructure in the Halifax Regional Municipality, which provides access to approximately 1,500 customers. The distribution system was effectively doubled in size in 2004. Construction of a major facilities extension to serve Nova Scotia Power Incorporated's Burnside peaking station, located in the Halifax Regional Municipality, was constructed during the third quarter of 2004. The facilities are capable of delivering the daily contracted volume of 16,700 GJ. Heritage Gas anticipates that the facilities will be activated and billing to the customer will commence sometime in 2005.

Heritage Gas is focused on providing Nova Scotia consumers with the opportunity to switch heating fuel sources. At the end of the fourth quarter of 2004, Heritage Gas had installed services to approximately 180 customers of which 138 were activated at year end. In addition Heritage Gas had signed commitments from another 36 customers in the Halifax Regional Municipality. Heritage Gas has received approximately 150 customer commitments to convert to natural gas which meets the economic feasibility and revenue requirement tests for expansion of natural gas service to the town of Amherst. It is expected that natural gas service to Amherst could be available in the fourth quarter of 2005.

DESCRIPTION OF THE TRUST

GENERAL

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust (see AltaGas Income Trust; see also Declaration of Trust and Description of Units.) The Trust's operations and activities are restricted but include among other things: acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, Holding Trust, the General Partner, AltaGas Ltd. or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, NGLs or other related products, power or other forms of energy and related businesses and such other investments as the Trustee may determine, and to borrow funds and issue debt securities, directly or indirectly, for that purpose and enter into hedging arrangements in relation thereto; engaging in all activities ancillary or incidental to any of these activities; and undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustee from time to time, provided that the Trust shall not, in any event, undertake any activity, take any action, or make any investment which would result in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act or the Trust units being considered "foreign property" for the purposes of the Tax Act or the Trust itself being liable for any tax under Part XI of the Tax Act.

MANAGEMENT OF THE TRUST

THE TRUSTEE

The Declaration of Trust provides that the assets and affairs of the Trust are subject to the power, control and authority of the Trustee. Computershare Trust Company of Canada is the Trust's Trustee and also acts as transfer agent and registrar for the units of the Trust.

The initial term of the Trustee's appointment is until the third annual meeting of unitholders. The unitholders shall, at that annual meeting of the unitholders, re-appoint, or appoint a successor to the Trustee for an additional three-year term, and thereafter, the unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of unitholders three years following the reappointment or appointment of the successor to the Trustee.

The Trustee may be removed by notice in writing delivered by AltaGas Ltd. or the General Partner to the Trustee in the event that, at any time: (a) the Trustee no longer qualifies as such; (b) the Trustee is declared bankrupt or insolvent or enters into liquidation, whether compulsory or voluntary, to wind-up its affairs; (c) if the assets of the Trustee, or a substantial part thereof, otherwise become subject to seizure or confiscation; (d) if the Trustee otherwise becomes incapable of performing its responsibilities under the Declaration of Trust; or (e) as a result of a material increase in the fees charged by the Trustee. In such case, the removal is not effective until approved by an ordinary resolution of the unitholders and upon the acceptance or appointment of a successor Trustee. The Trustee may also be removed by ordinary resolution of the unitholders with or without cause.

The Trustee is required to act honestly and in good faith with a view to the best interests of the Trust and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Powers of the Trustee

Without in any way limiting the general power and authority over the assets and affairs of the Trust granted to the Trustee, the Trustee has the specific powers and authorities to do the following or to cause the same to be done, among other things: (a) supervise the activities and manage the investments and conduct the affairs of the Trust; (b) maintain records and provide reports to unitholders; (c) effect payment of distributions to Trust unitholders; (d) invest funds of the Trust; (e) where reasonably required, engage or employ on behalf of the Trust any persons as agents, representatives, administrators, employees or independent contractors in one or more capacities; (f) arrange for the procedures regarding the limitations on non-resident ownership as described under the heading Declaration of Trust and Description of Units – Limitation on Non-Resident Ownership, (g) except as prohibited by applicable law, delegate any of the powers and duties of the Trustee in relation to the Trust as provided in the Declaration of Trust or otherwise to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons (including but not limited to the General Partner or AltaGas Ltd.) without liability to the Trustee, except as provided in the Declaration of Trust, and may, from time to time,

with the consent of the General Partner, change the administrator of the Trust; (h) enter into or perform the obligations of the Trust under and in respect of any and all agreements to which the Trust becomes a party; and (i) without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust; and exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Declaration of Trust.

The Trustee has delegated to the General Partner, pursuant to the Delegation Agreement, the power, authority and responsibility of the Trustee in respect of those matters referred to in the Delegation Agreement (see Delegation Agreement). In addition, the Trustee has contracted to AltaGas Ltd. to provide management, administrative and operating support pursuant to the Administration Agreement.

Restrictions on Trustee's Powers

Notwithstanding any of the Trustee's power and authority, the Trustee may not under any circumstances: vote the Holding Trust units, the Trust's securities of the General Partner or, where applicable, the Holding Trust Notes; or vote the Trust's securities of, or permit Holding Trust or the General Partner to vote their interests in, AltaGas LP1 or AltaGas LP2; or AltaGas LP1 to vote its interests in AltaGas LP2; or AltaGas LP2 to vote its securities of AltaGas Ltd., to authorize:

(f) any sale, lease or other disposition of all or substantially all of the assets of the General Partner, Holding Trust, AltaGas LP1, AltaGas LP2 or AltaGas Ltd., except in conjunction with an internal reorganization or a pledge to secure indebtedness incurred in carrying out the purposes of the Trust;

(g) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Holding Trust, AltaGas LP1, AltaGas LP2 or AltaGas Ltd., except in conjunction with an internal reorganization;

(h) any material amendment to the Holding Trust Note Indenture, other than an amendment which is not prejudicial to the Trust;

(i) the winding-up, liquidation or dissolution of the General Partner, Holding Trust, AltaGas Ltd. or (unless all of such limited partnership interests therein are owned directly or indirectly by the Trust) AltaGas LP1 or AltaGas LP2 prior to the end of the term of the Trust; or

(j) any material amendment to the Holding Declaration of Trust, the AltaGas LP1 limited partnership agreement, the AltaGas LP2 limited partnership agreement, or the articles of the Holding Trust Trustee, the General Partner or AltaGas Ltd., in a manner prejudicial to the Trust,

without the approval of the unitholders by special resolution at a meeting of unitholders called for that purpose. In addition, except as part of an internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Trustee has no power to:

(a) sell or otherwise dispose of any securities of the General Partner, Holding Trust units or Holding Trust Notes, except pursuant to a pledge pursuant to the Declaration of Trust or an in specie redemption; or

(b) sell all or substantially all of the Trust's assets or cause Holding Trust to sell all or substantially all of its assets, or cause Holding Trust to cause any subsidiary thereof to sell all or substantially all of the direct or indirect assets of the Trust, in each case in a single transaction or a series of related transactions, without the approval of the unitholders by special resolution.

Compensation of the Trustee

The Trustee shall be paid by the Trust such fees as may be agreed upon in writing from time to time by the General Partner and the Trustee, and if any such fees are not paid by the Trust within 30 days of the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust's assets. As part of the expenses of the Trust, the Trustee may pay or cause to be paid all reasonable fees, costs and expenses incurred in connection with the discharge of any of the duties in the Declaration of Trust, including, without limitation, fees, costs and expenses of AltaGas Ltd. pursuant to the Administration Agreement, auditors, accountants, lawyers, appraisers and other agents, consultants, professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to unitholders, including remuneration of the

Trustee for services rendered to the Trust in any other capacity (including as transfer agent or Depository).

Liability of Trustee

Except in the event of a breach of the standard of care, diligence and skill required of the Trustee, the Trustee shall not be liable to any unitholder for any action taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by Holding Trust to perform obligations or pay monies owed to the Trust. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under the Declaration of Trust, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of the Declaration of Trust, including, without limitation, the standard of care, diligence and skill required of the Trust, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

Subject to the standard of care required of the Trustee, neither the Trustee nor any officer, director, employee or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with the Trust assets or the affairs of the Trust, including, without limitation, in respect of any loss or diminution in value of any Trust assets to the Trust or to the unitholders or to any other person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect of the affairs of the Trust. No property or assets of the Trustee, owned in its personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity. The Trust shall be solely liable therefore and resort shall be had solely to the Trust assets for payment or performance thereof.

DELEGATION AGREEMENT

Pursuant to the Declaration of Trust and the Delegation Agreement the Trustee is authorized to, and may, delegate to the General Partner the power, authority and responsibility to make all decisions required to be made by the Trustee from time to time in relation to the Trust including, without limitation the power, authority and responsibility for any and all matters referred to in the Delegation Agreement.

Pursuant to the terms of the Delegation Agreement, the Trustee has delegated to the General Partner the responsibility for:

(a) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the determination of distributions (including the designation of any capital gain) to Trust unitholders and including, without limitation, the determination from time to time of the record dates for, and payment dates of, such distributions;

(b) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the redemption of Trust units;

(c) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to ensuring compliance with the restrictions contained in the Declaration of Trust with respect to non-resident ownership of Trust units;

(d) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to the direct or indirect acquisition of Trust assets by the Trust and the negotiation of agreements in respect thereof;

(e) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to any offering of Trust units or other securities of the Trust including:

    (i) the listing and maintaining of the listing on the TSX of the Trust units;

(ii) the filing of documents or obtaining of permission from any governmental authority or the taking of any other step under federal or provincial law to enable securities which a unitholder is entitled to receive to be properly and legally delivered and thereafter traded;

(iii) ensuring compliance with all applicable laws;

(iv) the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof;

(v) all matters concerning the terms of the sale or issuance of Trust units or rights to Trust units including without limitation all matters concerning any underwriting agreement;

(f) undertaking responsibility to make all directions and approve the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest;

(g) approving on behalf of the Trust the annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(h) approving on behalf of the Trust all information to which unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(i) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

(j) approving on behalf of the Trust, any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time;

(k) undertaking and performing, by and through the audit committee of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf or in relation to the Trust, as is required by applicable law or desirable of an audit committee of the Trust;

(l) undertaking and performing, by and through committees of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf of or in relation to the Trust, as is required by applicable law or desirable of the applicable committee of the governing body of the Trust;

(m) undertaking responsibility to make all decisions and take, or cause to be taken, all such actions relating to all matters pertaining to the Trust in respect of which the administrator has a conflict of interest;

(n) determining the timing and terms of any offer by the Trust for, and repurchase by the Trust of, previously issued Trust units;

(o) determining whether to make any amendments to the Declaration of Trust, as in the opinion of the Board of Directors may be necessary or appropriate, in order to provide unitholders with the benefit of any legislation limiting their liability (including, if appropriate, amendments to effect a change in the situs of the Trust or the laws governing the Trust); and

(p) undertaking all matters in connection with any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase or repurchase of any securities or assets of any person, any business combination, or any other similar transaction involving the Trust (the foregoing individually referred to as a Transaction and collectively as the Transactions), including, without limiting the generality of the foregoing, the right, power and authority to:

(i) establish, implement and amend (when and as required, once established) any unitholder rights plan as the General Partner may determine to be desirable for the Trust to establish;

(ii) issue news releases and ensure compliance by the Trust with its continuous disclosure obligations under all applicable securities legislation;

(iii) provide, or arrange for the provision of, investor relations services to the Trust;

(iv) approve, prepare or cause to be prepared, and send or cause to be sent to unitholders, any circular or other disclosure documents (and all amendments thereto) required under applicable securities legislation in response to any offer for the Trust units; and

(v) call and hold, as well as prepare or cause to be prepared all materials (including notices of meetings and information circulars) in respect of, all special meetings of unitholders required in connection with any Transaction;

(q) making all determinations, enter all agreements, prepare all documents and take all other actions with respect to any Transaction which the General Partner may determine to be necessary, expedient, desirable or advisable for the best interests of the Trust and its unitholders, and so as to comply with all applicable laws; and

(r) doing all such other acts and things whatsoever as may be incidental to or required in connection with the foregoing.

The Delegation Agreement will continue in full force and effect until such time as the first of the following occurs: (a) the Trust or the General Partner terminates the Delegation Agreement by notice to the other parties to the Delegation Agreement, with termination to become effective 30 days after the receipt of such notice by the last of the parties; (b) the parties mutually agree in writing to terminate the Delegation Agreement; or (c) the Trust is terminated pursuant to the Declaration of Trust.

EXPENSES

Pursuant to the Delegation Agreement, generally, all costs, charges and expenses reasonably incurred by the General Partner and the Board of Directors in carrying out the General Partner's obligations and duties under the Delegation Agreement in connection with the provision and performance of the services delegated thereunder (including, without limitation, salary, wages, and other forms of compensation paid to employees engaged in rendering the services to be provided thereunder and/or management fees paid to management entities which might be engaged to provide such services) shall be payable by the Trust out of the Trust's assets.

Pursuant to the Administration Agreement, AltaGas Ltd. is reimbursed by each of the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 and the General Partner, without duplication, for such of the expenses (including, without limitation, salary, wages and other forms of compensation paid to employees engaged in rendering services under the Administration Agreement, and out-of-pocket expenses) incurred by AltaGas Ltd. as are, in the opinion of AltaGas Ltd., acting reasonably, reasonably allocable respectively thereto.

AltaGas Ltd. as administrator calculates the expenses and allocation thereof for each month and periodically invoices each of the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 and the General Partner, without duplication, in respect thereof by setting out the details of the services provided by AltaGas Ltd. and the expenses and taxes incurred by AltaGas Ltd. in connection therewith. Such amounts shall be payable by each of the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 and the General Partner, without duplication, not later than 30 days after such month. Notwithstanding the foregoing, each of the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 and the General Partner, without duplication, shall have the right from time to time on written notice to AltaGas Ltd. to assign the obligation to reimburse AltaGas Ltd., whereupon the assignee shall be responsible for such reimbursements until further notice and shall be invoiced for such.

Notwithstanding the foregoing, in respect of expenses allocable to the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 or the General Partner that are not, in accordance with the Tax Act properly deductible against the respective income in the fiscal year in which the expense is incurred, AltaGas Ltd. has agreed to waive reimbursement in that fiscal year of that portion of the expense which is not deductible in that fiscal year and to provide AltaGas LP2 (or, if AltaGas LP2 has been wound-up or otherwise no longer exists, AltaGas LP1) with the funds necessary to pay the non-deductible portion of the expenses of the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 or the General Partner by repayment of loan, return of capital or otherwise. AltaGas LP2 (or, if AltaGas LP2 has been wound-up or otherwise no longer exists, AltaGas LP1) will lend an amount equal to that non-deductible portion to the applicable entity. The amount loaned will be non-interest bearing and repayable at the end of the first calendar quarter of each subsequent fiscal year of that entity as to the amount then deductible in accordance

with the Tax Act in such fiscal year, until fully repaid.

ADMINISTRATION AGREEMENT

Except as otherwise provided in the Declaration of Trust or as expressly prohibited by applicable law, the Trustee has the power to grant or delegate to an administrator such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under the Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to such administrator to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make decisions which conform to general policies and general principles set forth in the Declaration of Trust or established by the Trustee. Pursuant to that authority, AltaGas Ltd. has been given the powers and duties expressly provided for in the Declaration of Trust and in the Administration Agreement, including the power to further delegate administration of the Trust.

Generally, AltaGas Ltd. provides administrative and support services to, and is responsible for the management and general administration of, the affairs of the Trust, and pursuant to the Administration Agreement:

(a) undertakes any matters required by the terms of the Declaration of Trust to be performed by the Trustee, which are not otherwise delegated therein, pursuant to the Delegation Agreement or the Administration Agreement and generally provides all other services as may be necessary or as requested by the Trustee for the administration of the Trust;

(b) prepares all returns, filings and documents and makes all determinations necessary for the discharge of the Trustee's obligations under the Declaration of Trust;

(c) retains and monitors, on behalf of the Trustee, the transfer agent and other organizations serving the Trust;

(d) on behalf of the Trust , authorizes and pays operation expenses incurred on behalf of the Trust and negotiates contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(e) provides office space, telephone, office equipment, facilities, supplies and executive, secretarial and clerical services;

(f) subject to the direction and approval of the General Partner, deals with banks and other institutional lenders, including in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest;

(g) subject to the approval of the General Partner, prepares and provides to the unitholders annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(h) submits all income tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, execute them and return them to AltaGas Ltd., and arranges for their filing within the time required by applicable tax law;

(i) subject to the approval of the General Partner, computes, determines and makes on the Trust's behalf distributions to Trust unitholders of distributions properly payable by the Trust and administers on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

(j) ensures compliance by the Trust with, and enforces all rights of the Trust under, all agreements entered into by the Trust, including the Support Agreement among the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 and AltaGas Services and the Voting and Exchange Trust Agreement;

(k) ensures compliance by the Trust with all applicable securities legislation including without limitation, continuous disclosure obligations;

(l) subject to the approval of the General Partner, prepares on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust units;

(m) provides investor relations services to the Trust;

(n) calls and holds all annual and/or special meetings of unitholders pursuant to the Declaration of Trust and subject to the approval of the General Partner, prepares and arranges for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(o) subject to the approval of the General Partner, prepares and provides or causes to be provided to unitholders on a timely basis all information to which unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(p) takes all steps necessary to complete the issuance of securities of the Trust as directed by the General Partner;

(q) attends to all administrative and other matters arising in connection with any redemptions of Trust units;

(r) obtains and maintains appropriate liability insurance for the benefit of the directors and officers of the Holding Trust Trustee, the General Partner and AltaGas Ltd. and its subsidiaries;

(s) ensures that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of that act since inception, and assuming the requirements for such election are met, monitors on behalf of the General Partner the Trust's status as such a mutual fund trust and provides the Trustee and the General Partner with written notice when the Trust ceases or is at risk of ceasing to be such a mutual fund trust;

(t) monitor the investments of the Trust to ensure that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act, the result of which would be to expose the Trust to Part XI tax under such act;

(u) under the direction of the General Partner, undertakes, manages and prosecutes any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

(v) subject to the approval of the General Partner, prepares any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time; and

(w) promptly notifies the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust.

AltaGas Ltd. provides similar administrative services to the foregoing to each of Holding Trust, the General Partner, AltaGas LP1 and AltaGas LP2 pursuant to the Administration Agreement, modified as necessary to take into account the nature of the entity and the terms, conditions and limitations of the Holding Declaration of Trust, the constating documents of the General Partner, AltaGas LP1 Limited Partnership Agreement and AltaGas LP2 Limited Partnership Agreement, respectively.

In the conduct of its duties pursuant to the Administration Agreement, AltaGas Ltd. has full right, power and authority to execute and deliver all contracts, leases, licenses and other documents and agreements, to make applications and filings with governmental authorities and take such other actions as it considers appropriate in connection with the business of the Trust, Holding Trust, the General Partner, AltaGas LP1 and AltaGas LP2, respectively.

AltaGas Ltd. must exercise the powers and discharge the duties conferred under the Administration Agreement honestly, in good faith and in the best interests of the Trust, Holding Trust, the General Partner, AltaGas LP1 and AltaGas LP2 and exercise the degree of care, diligence and skill that a reasonably prudent administrator in Canada having responsibilities of a similar nature would exercise in comparable circumstances.

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

The following is a summary which does not purport to be complete of the material attributes and characteristics of the Trust units and special voting units and certain provisions of the Declaration of Trust. Reference is made to the Declaration of Trust for the full text of its provisions and a complete description of the Trust units and special voting units.

TRUST UNITS

An unlimited number of Trust units may be created and issued pursuant to the Declaration of Trust. Each Trust unit entitles the holder thereof to one vote at any meeting of the unitholders or in respect of any written resolution of unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Trust unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust units held by such holder (see Declaration of Trust and Description of Units – Trust Unit Redemption Right).

SPECIAL VOTING UNITS

The Declaration of Trust allows for the creation of special voting units which enables the Trust to provide voting rights to holders of exchangeable securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable units issued by AltaGas LP1 and AltaGas LP2 to vote at meetings of unitholders. The Special Voting Unit created and issued pursuant to the Arrangement was issued to the Voting and Exchange Trustee. The holder of a special voting unit, including in respect of the Special Voting Unit, the Voting and Exchange Trustee, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of unitholders as is equal to the number of Trust units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable units pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of unitholders pursuant to the instructions of the holders of Exchangeable units. However, if no instructions are provided by the holders of Exchangeable units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that upon the exchange of Exchangeable units for Trust units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable units.

EXCHANGEABLE UNITS

AltaGas LP1 is authorized to issue an unlimited number of class B units of that limited partnership (AltaGas LP1 B units). Similarly, AltaGas LP2 is authorized to issue an unlimited number of class B units of that limited partnership (AltaGas LP2 B units). AltaGas LP1 and AltaGas LP2 issued AltaGas LP1 B units and AltaGas LP2 B units, respectively, to eligible AltaGas Services securityholders in consideration for their common shares pursuant to the Arrangement.

Each Exchangeable unit is exchangeable for a Trust unit on a one-for-one basis at any time at the option of the holder, entitles the holder thereof to receive non-interest bearing loans from AltaGas LP1 or AltaGas LP 2, as the case may be, in an amount in cash equal to the cash distributions made by the Trust on a Trust unit, entitles the holder thereof to direct the Voting and Exchange Trustee to vote the Special Voting Unit at all meetings of unitholders, entitles the holder thereof to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable units or in respect of any other amendment to the applicable limited partnership agreement which will have an adverse impact on the holders of such Exchangeable units, will not be transferable except to eligible transferees, and AltaGas LP1 or AltaGas LP2, as the case may be, will be entitled to acquire all of the Exchangeable units in exchange for Trust units in certain specified circumstances, including there being outstanding fewer than 750,000 AltaGas LP1 B units or 1,000,000 AltaGas LP2 B units or in the event of certain transactions which may involve a change of control of the Trust.

ISSUANCE OF UNITS

The Declaration of Trust provides that Trust units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for Trust units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

DISTRIBUTIONS

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

PURCHASE OF UNITS

The Trust may from time to time purchase for cancellation some or all of the Trust units (or other securities of the Trust which may be issued and outstanding from time to time) in the market, by private agreement or upon any recognized stock exchange on which such Trust units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust. Any such purchases may constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. A unitholder will not have the right at any time to require the Trust to purchase such unitholder's Trust units.

TRUST UNIT REDEMPTION RIGHT

Trust units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust units. Upon receipt of the notice to redeem Trust units by the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.

Cash Redemption

Upon receipt by the Trust of the notice to redeem Trust units, the tendering unitholder will thereafter be entitled to receive a price per Trust unit (the Market Redemption Price) equal to the lesser of: (a) 90 percent of the Market Price per Trust unit on the principal stock exchange on which the Trust units are listed (or, if the Trust units are not listed on any such exchange, on the principal market on which the Trust units are quoted for trading) during the period of the last 10 trading days immediately prior to the date on which the Trust units were tendered for redemption; and (b) 100 percent of the Closing Market Price on the principal stock exchange on which the Trust units are listed (or, if the Trust units are not listed on any such exchange, on the principal market on which the Trust units are quoted for trading) on the date that the Trust units were tendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment within five business days after the end of the calendar month in which the Trust units were tendered for redemption.

Trust unitholders will not receive cash upon the redemption of their Trust units if:

(a) the total amount payable by the Trust in respect of such Trust units and all other Trust units tendered for redemption in the same calendar month exceeds $50,000; provided that the Trustee may, in its sole discretion, waive such limitation in respect of all Trust units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption Price and, unless any applicable regulatory approvals are required, by a distribution in specie of the Trust's assets, based on the in specie Redemption Price (as defined below), which may include Series 3 Notes issued by Holding Trust (Series 3 Notes) (see *Holding Trust – Holding Trust Notes*) or other assets held by the Trust, on a pro rata basis;

(b) at the time such Trust units are tendered for redemption, the outstanding Trust units are not listed for trading on the TSX or traded or quoted on any stock exchange or market which the Trustee considers, in its sole opinion, provides representative fair market value prices for the Trust units;

(c) the normal trading of the Trust units is suspended or halted on any stock exchange on which the Trust units are listed for trading or, if not so listed, on any market on which the Trust units are quoted for trading, on the date that such Trust units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10-day trading period prior to the date on which such Trust units were tendered for redemption; or

(d) the redemption of Trust units will result in the delisting of the Trust units on the principal stock exchange on which the Trust units are listed.

In Specie Redemption

If a cash redemption is not available for Trust units tendered for redemption by a unitholder, then such unitholder will, instead of the Market Redemption Price per Trust unit, be entitled to receive a price per Trust unit (the in specie Redemption Price) equal to the fair market value of a Trust unit as determined by the Trustee in its sole discretion. The in specie Redemption Price will, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of Trust assets, which may include Series 3 Notes or other assets held by the Trust (other than Holding Trust units), as determined in the sole discretion of the Trustee.

The aggregate in specie Market Redemption Price payable by the Trust in respect of the Trust units surrendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Trust unitholder who exercised the right of redemption, within five business days after the end of the calendar month in which the Trust units were tendered for redemption, of Trust assets.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust units to dispose of their Trust units. Series 3 Notes which may be distributed in specie to Trust unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Series 3 Notes. Series 3 Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

MEETINGS OF UNITHOLDERS

The Declaration of Trust provides that meetings of unitholders must be called and held for, among other matters, the election of the Board of Directors, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described under Declaration of Trust and Description of Units - Amendments to the Declaration of Trust), the sale of all or substantially all of the Trust's assets, the dissolution or termination of the Trust and the appointment or removal of the Holding Trust Trustee. Meetings of unitholders will be called and held annually for, among other things, the election of the Board of Directors and the appointment of the auditors of the Trust.

A meeting of unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than five percent of all votes entitled to be voted at a meeting of unitholders (including the votes attached to Exchangeable units by virtue of the Special Voting Unit) by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Subject to the Voting and Exchange Trust Agreement, only unitholders of record may attend and vote at all meetings of unitholders either in person or by proxy and a proxyholder need not be a unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least five percent of the votes attaching to all outstanding Trust units

and the Special Voting Unit shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the Special Voting Unit shall be regarded as representing outstanding Trust units equivalent in number to the number of Exchangeable units represented by proxy by the Voting and Exchange Trustee at such meeting.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of unitholders in accordance with the requirements of applicable laws.

LIMITATION ON NON-RESIDENT OWNERSHIP

In order to ensure that the Trust qualifies as a "mutual fund trust" under the Tax Act, the Declaration of Trust provides, in part, that:

(a) the General Partner shall: (i) prior to the consummation of any transaction involving the acquisition by the Trust of any properties or assets other than securities of the General Partner or Holding Trust; (ii) prior to any material modification to the Trust other than as contemplated by (i); (iii) promptly following any proposed amendment to paragraph 132(7)(a) of the Tax Act or the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such section; or (iv) otherwise at any time when requested by the Trustee, obtain an opinion of counsel confirming whether the Trust is, at the date thereof and following such transaction or event (which in the case of (iii) shall mean the coming into effect of the amendment or change of interpretation), entitled to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" under the Tax Act;

(b) if at any time the Board of Directors determines, in its sole discretion, or becomes aware, pursuant to (a) above or otherwise, that the Trust's ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" thereunder is in jeopardy, then forthwith after such determination:

   (i) the Trust shall not be maintained primarily for the benefit of non-residents and it shall be the sole responsibility of the General Partner to monitor the holdings by non-residents; and

   (ii) the General Partner shall take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of non-residents;

(c) the General Partner may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Trust units, perform residency searches of Trust unitholders and holders of Exchangeable units and beneficial Trust unitholders and holders of Exchangeable units mailing address lists and take such other steps specified by the General Partner, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust units; and

(d) if at any time the Board of Directors, in its sole discretion, determines that it is in the best interest of the Trust, the General Partner, notwithstanding the ability of the Trust to continue to rely on subsection 132(7)(a) of the Tax Act for the purpose of qualifying as a "mutual fund trust" under the Tax Act or otherwise, may:

   (i) require the Trustee to refuse to accept a subscription for Trust units from, or issue or register a transfer of Trust units to, a person unless the person provides a declaration to the Trust that the Trust units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non-resident;

   (ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust units which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration of such Trust units beneficially owned by non-residents or in such other manner as the General Partner may consider equitable and practicable, requiring them to sell their Trust units which are beneficially owned by non-residents or a specified portion thereof within a specified period of not less than 60 days. If the Trust unitholders receiving such notice have not sold the specified number of such Trust units or provided the General Partner with satisfactory evidence that such Trust units are not beneficially owned by non-

residents within such period, the General Partner may, on behalf of such registered Trust unitholders, sell such Trust units and, in the interim, suspend the voting and distribution rights attached to such Trust units and make any distribution in respect of such Trust units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust units so deposited of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the Trust Certificates representing such Trust units;

(iii) delist the Trust units from non-Canadian stock exchanges; and/or

(iv) take such other actions as the Board of Directors determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust units held by non-resident Trust unitholders to ensure that the Trust is not maintained primarily for the benefit of non-residents.

AMENDMENTS TO THE DECLARATION OF TRUST

The Trustee may, without the consent, approval or ratification of any of the unitholders, amend the Declaration of Trust at any time:

(a) for the purpose of ensuring the Trust's continuing compliance with applicable laws, regulations or policies of any governmental authority having jurisdiction over the Trustee or the Trust;

(b) in a manner which, in the opinion of the Trustee, provide additional protection for the unitholders;

(c) in a manner which, in the opinion of the Trustee, is necessary or desirable as a result of changes in Canadian tax laws;

(d) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the unitholders; or

(e) to change the *situs* of, or the laws governing, the Trust which, in the opinion of the Trustee is desirable in order to provide unitholders with the benefit of any legislation limiting their liability.

TERM OF THE TRUST

The unitholders may vote by special resolution to terminate the Trust at any meeting of the unitholders duly called for that purpose, following which the Trustee shall commence to wind-up the affairs of the Trust (and shall thereafter be restricted to only such activities).

Unless the Trust is earlier terminated or extended by vote of the unitholders, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the earlier of March 24, 2104 and the date which is one day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. In the event that the Trust is wound-up, the Trustee will sell and convert into money the assets of the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the unitholders (in respect of termination authorized pursuant to a special resolution). After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of Trust's assets pro rata among the unitholders.

TAKE-OVER BIDS

The Declaration of Trust contains provisions to the effect that if a take-over bid, as defined under the Securities Act (Alberta), is made for the Trust units and not less than 90 percent of the Trust units (including Trust units issuable upon the conversion, exercise or exchange of any securities exchangeable into Trust units but not including any Trust units held at the date of the take-over bid by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust units and exchangeable securities held by unitholders who did not accept the take-over bid on the terms offered by the offeror.

HOLDING TRUST

The Holding Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust relating to the Trust. The principal differences between the Holding Declaration of Trust and the Declaration of Trust for the Trust are those described below. The description below is a summary only and is qualified in its entirety by reference to the text of the Holding Declaration of Trust and the Declaration of Trust.

GENERAL

Holding Trust is an unincorporated investment trust established under the laws of Alberta pursuant to the Holding Declaration of Trust. Its activities are restricted but include specifically, among other things: acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, AltaGas LP1, AltaGas LP2, AltaGas Ltd. or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, extracting, transporting, buying, storing or selling of petroleum, natural gas, natural gas liquids, and other related products, power or other forms of energy, and related businesses, and such other investments as the Holding Trust Trustee may determine, and borrowing funds and issuing debt securities for such purposes and entering into hedging arrangements in relation thereto; and engaging in all activities ancillary or incidental to any of the foregoing activities and undertaking such other activities or taking such actions including investing in securities as shall be approved by the Holding Trust Trustee from time to time.

As at the date of this Annual Information Form, Holding Trust does not intend to hold securities of any entities other than AltaGas LP1.

RESTRICTIONS ON HOLDING TRUST TRUSTEE'S POWERS

Notwithstanding any of the Holding Trust Trustee's power and authority, the Holding Trust Trustee may not under any circumstances vote its securities of AltaGas LP1, or permit AltaGas LP1 to vote its interests in AltaGas LP2 or AltaGas LP2 to vote its securities of AltaGas Ltd., to authorize:

(a) any sale, lease or other disposition of all or substantially all of the assets of AltaGas LP1, AltaGas LP2 or AltaGas Ltd., except in conjunction with an internal reorganization or a pledge to secure indebtedness incurred in carrying out the purposes of Holding Trust;

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving AltaGas LP1, AltaGas LP2 or AltaGas Ltd., except in conjunction with an internal reorganization;

(c) the winding-up, liquidation or dissolution of AltaGas Ltd., or (unless all of such limited partnership interests therein are owned directly or indirectly by the Trust) AltaGas LP1 or AltaGas LP2 prior to the end of the term of Holding Trust or the Trust; or

(d) any material amendment to the AltaGas LP1 limited partnership agreement, the AltaGas LP2 limited partnership agreement, or the constating documents of AltaGas Ltd., in a manner prejudicial to Holding Trust or the Trust,

without the approval of the unitholders of Holding Trust by special resolution at a meeting of such unitholders called for that purpose. In addition, except as part of an internal reorganization of the direct or indirect assets of Holding Trust as a result of which Holding Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Holding Trust Trustee shall have no power to sell all or substantially all of its assets

or cause any subsidiary to sell all or substantially all of the direct or indirect assets of the Trust, in each case in a single transaction or a series of related transactions, without the approval of the unitholders of Holding Trust by special resolution.

REDEMPTION RIGHT

The right of redemption conferred upon a holder of trust units of Holding Trust by the Holding Declaration of Trust and discussed below may only be exercised after the holder of trust units of Holding Trust has received written notice from the Holding Trust Trustee that it may exercise that right, such that holders of Holding Trust trust units will not be entitled to redeem their Holding Trust trust units on demand.

Subject to the foregoing limitation, the Holding Trust trust units will be redeemable, upon meeting the terms and conditions to exercise such right (including time period(s)) specified in the written notice by the Holding Trust Trustee, upon delivery to Holding Trust of a duly completed and properly executed notice requiring Holding Trust to redeem Holding Trust trust units, in a form reasonably acceptable to the Holding Trust Trustee, together with the certificates for Holding Trust trust units representing Holding Trust trust units to be redeemed and written instructions as to the number of Holding Trust trust units to be redeemed. Upon tender of Holding Trust trust units by a holder thereof for redemption, the holder of Holding Trust trust units tendered for redemption will no longer have any rights with respect to such Holding Trust trust units, including the right to receive any distributions thereon which are declared payable to the holders of Holding Trust trust units of record on a date which is subsequent to the day of receipt by Holding Trust of such notice, other than the right to receive the redemption price for such Holding Trust trust units. The redemption price for each Holding Trust trust unit tendered for redemption will be equal to (the Holding Redemption Price):

$$\frac{(A \times B) - C}{D}$$

Where:

- A = the cash redemption price per Trust unit calculated as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder of Holding Trust trust units;
- B = the aggregate number of Trust units outstanding as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof;
- C = the aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to the Trust (including the Holding Trust Notes) and the fair market value of any other assets or investments held by the Trust (other than Holding Trust trust units) as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof; and
- D = the aggregate number of Holding Trust trust units outstanding as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof.

The aggregate Holding Redemption Price payable by Holding Trust in respect of any Holding Trust trust unit tendered for redemption by the holders thereof during any month will be satisfied, at the option of the Holding Trust Trustee: (a) in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the holder whose Holding Trust trust units are to be redeemed; (b) by the issuance to or to the order of the holder whose Holding Trust trust units are to be redeemed of such aggregate amount of Series 2 Notes as is equal to the aggregate Holding Redemption Price payable to such holder rounded down to the nearest $10, with the balance of any such aggregate Holding Redemption Price not paid-in Series 2 Notes to be paid in immediately available funds by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of such holder; or (c) by any combination of payment in immediately available funds, drawn on a Canadian chartered bank or trust company in lawful money of Canada, and Series 2 Notes as the Holding Trust Trustee shall determine in its discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Holding Trust trust units were so tendered for redemption; provided, however, that a holder whose Holding Trust trust units are to be redeemed may elect, at any time prior to the payment of the Holding Redemption Price, to receive Series 2 Notes, pursuant to clause (b) above in the place of all or part of a payment pursuant to clause (a) or (b) above of the cash otherwise payable, the amount of such Series 2 Notes payable to be equal to the amount of cash otherwise payable, rounded down to the nearest $10, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Holding Trust trust units were so tendered for redemption.

CASH DISTRIBUTIONS

Holding Trust intends to make monthly cash distributions to the Trust of its net monthly cash flow, after satisfaction of its interest obligations on the Holding Trust Notes, if any, and less any estimated cash amounts required for expenses, costs and other obligations of Holding Trust. Such distributions will be paid on the day which is the same as the Trust's distribution payment date to enable the Trust to pay its distributions.

If the Holding Trust Trustee determines that Holding Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Holding Trust trust units or Holding Trust Notes having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Holding Trust Trustee to be available for the payment of such distribution. The value of each Holding Trust trust unit so issued will be the Holding Redemption Price thereof and the value of each Holding Trust Note so issued will be the redemption amount thereof as determined pursuant to the Holding Trust Note Indenture.

Any Holding Trust trust units transferred to unitholders pursuant to a distribution *in specie* may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities law.

LIMITATION ON NON-RESIDENT OWNERSHIP

Notwithstanding any other provision of the Holding Declaration of Trust, no Holding Trust trust unit may be issued to, held by or transferred to a non-resident.

RESTRICTIONS ON TRANSFER OF HOLDING TRUST UNITS

Notwithstanding any other provision of the Holding Declaration of Trust, no transfer of any Holding Trust trust unit will be made without the consent of the Holding Trust Trustee, which consent may be withheld by the Holding Trust Trustee for any reason.

HOLDING TRUST NOTES

The Holding Trust Note Indenture authorizes the creation and issuance of Series 1 Notes, Series 2 Notes and Series 3 Notes (collectively the Holding Trust Notes) in Canadian currency. Each series of Holding Trust Notes consists of an unlimited aggregate principal amount, is issuable in denominations of $10 and integral multiples of $10, represents an unsecured debt obligation of Holding Trust and is redeemable pursuant to the provisions of the Holding Trust Note Indenture. In addition, the specific characteristics unique to each series of Holding Trust Note are as follows:

(a) Series 1 Notes:

- (i) payable on demand and, in any event, mature on the 25th anniversary of the date of issuance;
- (ii) non-interest bearing until maturity and thereafter bear interest;

(b) Series 2 Notes:

- (i) may be issued only to holders of Holding Trust trust units in payment of, and for an aggregate principal amount equal to, the Holding Redemption Price of such Holding Trust trust units;
- (ii) mature on a date determined by Holding Trust Trustee, not to exceed five years from issuance; and
- (iii) bear interest from and including the date of issuance at a market rate determined at the time of issuance by the Holding Trust Trustee; and

(c) Series 3 Notes:

- (i) may be issued only to holders of Series 1 Notes in payment of, and for an aggregate principal amount equal to, the Holding Redemption Price of such Series 1 Notes;
- (ii) mature on the 25th anniversary of the date of issuance; and
- (iii) bear interest from and including the date of issuance at a market rate determined at the time of issuance by the Holding Trust Trustee.

Payment Upon Maturity

On maturity, Holding Trust will repay the Holding Trust Notes by paying to the Note Trustee under the Holding Trust Note Indenture in cash an amount equal to the principal amount of the outstanding Holding Trust Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Holding Trust Notes are redeemable at the option of Holding Trust prior to maturity.

Subordination/Security

The Holding Trust Notes rank pari passu with one another. However the payment of the principal amount and interest on any of the Holding Trust Notes is expressly subordinated in right of payment to the prior payment in full of all senior indebtedness, being all indebtedness, liabilities and obligations of Holding Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or pari passu with the indebtedness evidenced by the Holding Trust Note Indenture. In addition, any liens held by the Note Trustee or holders of Holding Trust Notes, as well as the rights, remedies and recourses granted to the Note Trustee or holders of Holding Trust Notes, are completely subordinated to any and all liens held at present or in the future by the holders of senior indebtedness notwithstanding any ranking that might otherwise be established by law.

The Holding Trust Note Indenture provides that upon any distribution of the assets of Holding Trust in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Holding Trust, or in the event of any proceedings for voluntary liquidation or termination or other winding-up of Holding Trust, the holders of all such senior indebtedness will be entitled to receive payment in full (of principal, premium or penalty, if any, and interest) before the holders of the Holding Trust Notes are entitled to receive any payment.

Default

The Holding Trust Note Indenture provides that any of the following shall constitute an event of default:

(a) if default is made in the payment of any principal due on any of the Holding Trust Notes of any series when the same becomes due under any provision of the Holding Trust Note Indenture or of the Holding Trust Notes as required under Holding Trust Note Indenture and such default shall have continued for a period of 10 business days; or

(b) if default is made in the payment of any interest due on any of the Holding Trust Notes and such default shall have continued for a period of 15 business days; or

(c) if default is made in the performance or breach by Holding Trust of any other covenant or agreement under the provisions of the Holding Trust Notes or the Holding Trust Note Indenture which shall continue for 30 days after written notice specifying such default and requiring such default to be remedied shall have been given to Holding Trust by the Note Trustee; or

(d) if there occurs with respect to any issue or issues of indebtedness of Holding Trust having an outstanding principal amount of $100 million or more an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; or

(e) if a proceeding or action shall be commenced against Holding Trust, except in certain circumstances, in any court of competent jurisdiction, seeking (i) its reorganization, liquidation, termination or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a receiver, custodian, liquidator or the like of Holding Trust or all or any substantial part of its property, or (iii) similar relief in respect of Holding Trust under any law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, and such proceeding or action shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days, or an order for relief against Holding Trust shall be entered in an involuntary case under the Bankruptcy and Insolvency Act (Canada) (the Bankruptcy Act); or

(f) if Holding Trust shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, examiner, liquidator or the like of itself or of all or any substantial part of its property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the Bankruptcy Act or any other similar foreign statute, (iv) institute any proceeding or file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, termination, winding-up or composition or readjustment of debts, (v) fail to contest in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Act or any other similar foreign statute, or (vi) take any action for the purpose of effecting any of the foregoing; or

(g) if a creditor shall have taken possession of all or substantially all of the assets of Holding Trust.

Holding Trust Unit Certificates

As Holding Trust trust units are not intended to be issued or held by any person other than the Trust, registration of interests in, and transfers of, the Holding Trust trust units will not be made through the book-entry system administered by the Canadian Depository for Securities Limited. Rather, holders of Holding Trust trust units will be entitled to receive certificates therefore.

MEETINGS OF HOLDING TRUST UNITHOLDERS

An annual meeting of holders of Holding Trust trust units shall be called on a day on or before June 30 in each year, at such time and place as shall be prescribed for the purpose of presenting the audited financial statements of Holding Trust, appointing the auditors of Holding Trust for the ensuing year and transacting such other business as the Holding Trust Trustee may determine or as may properly be brought before the meeting. Notwithstanding the foregoing, a resolution in writing executed by holders of Holding Trust trust units holding more than $66^2/_3$ percent of the votes attached to Holding Trust trust units at any time will be valid and binding for all purposes.

GENERAL PARTNER

Pursuant to the Delegation Agreement, the General Partner is delegated certain of the Trustee's powers and duties in respect of the business and affairs of the Trust and pursuant to the Unanimous Shareholder Agreement the General Partner is entitled to exercise the powers of the directors of AltaGas Ltd. and any other entities as determined to manage, or supervise the management of, the business and affairs of AltaGas Ltd. (see Management of the Trust – Delegation Agreement; and see also Declaration of Trust and Description of Units – Meetings of Unitholders).

The General Partner is the general partner of AltaGas LP1, AltaGas LP2, AltaGas Limited Partnership, PremStar Energy Canada Limited Partnership and ECNG Limited Partnership. The General Partner is also a party to the Administration Agreement pursuant to which AltaGas Ltd. provides certain administrative services to the General Partner (see Management of the Trust – Administration Agreement).

DIRECTORS AND OFFICERS

The number of directors of the General Partner is to be determined from time to time by resolution of the Board of Directors. The number of directors is currently fixed at eight, seven of which will be unrelated directors, until such time as the Board of Directors passes a resolution to fix the number of directors at a new number.

The term of office of any director continues until the annual meeting of shareholders of the General Partner next following the director's election or appointment or (if an election or appointment of a director is not held at such meeting or if such meeting does not occur) until the date on which the director's successor is elected or appointed, or earlier if the director dies or resigns or is removed or disqualified, or until the director's term of office is terminated for any other reason in accordance with the constating documents of the General Partner. Pursuant to the Declaration of Trust, the unitholders will annually be entitled to direct the Trustee as to the persons to be elected to the Board of Directors.

The names, municipalities of residence, positions with the General Partner and principal occupations within the last five years of the current directors and officers of the General Partner are set out below.

Name of Director, Municipality of Residence and Position with the General Partner	Principal Occupation during the Past Five Years	Director Since	Securities Beneficially Owned or Controlled[1] Dec. 31, 2004
John B. Breen[3][4][5] Director Toronto, Ontario, Canada	Managing Partner of MWI & Partners (merchant banking fund).	May 1, 2004 Director of AltaGas Services from May 27, 1999 to April 30, 2004	51,543 Trust units[5] Nil Trust Options
David W. Cornhill[2] Chairman and Chief Executive Officer Calgary, Alberta, Canada	Chairman and Chief Executive Officer of AltaGas Services from 2003 to 2004; prior thereto President and Chief Executive Officer of AltaGas Services.	May 1, 2004 Director of AltaGas Services from March 28, 1994 to April 30, 2004	1,097,538 Trust units 100,000 Trust Options
Allan L. Edgeworth[3] Director Calgary, Alberta, Canada	President, ALE Energy Inc. from January 2005; President and CEO, Alliance Pipeline 2001 to 2004; Executive Vice President and COO, Alliance Pipeline 1998 to 2001.	March 2, 2005	Nil Trust Units Nil Trust Options
Denis C. Fonteyne[2][3][6][7] Director Calgary, Alberta, Canada	Natural gas industry consultant since 1997.	May 1, 2004 Director of AltaGas Services from September 1, 1998 to April 30, 2004	36,300 Trust units Nil Trust Options
Daryl H. Gilbert[3][4][9] Director Calgary, Alberta, Canada	Businessman from January 2005; prior thereto President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. (an engineering consulting firm).	May 1, 2004 Director of AltaGas Services from May 4, 2000 to April 30, 2004	36,800 Trust units Nil Trust Options
Robert B. Hodgins[3] Director Calgary, Alberta, Canada	Investor from December, 2004; Chief Financial Officer, Pengrowth Energy Trust 2002 to 2004; Vice President and Treasurer Canadian Pacific Limited 1998 to 2002.	March 2, 2005	Nil Trust Units Nil Trust Options
Myron F. Kanik[2][3][6][7][8] Director Calgary, Alberta, Canada	President, Kanik and Associates Ltd. (an energy industry consulting company), since 1999.	May 1, 2004 Director of AltaGas Services from June 1, 2001 to April 30, 2004	30,000 Trust units 30,000 Trust Options
David F. Mackie[3][4][6][7] Director Houston, Texas, United States of America	Energy industry consultant and investor.	May 1, 2004 Director of AltaGas Services from January 12, 1995 to April 30, 2004	1,077,630 Trust units Nil Trust Options

Notes:
(1) References to Trust units in this column includes both Trust units and Exchangeable units beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and officer.
(2) Member of the Environment and Safety Committee.
(3) Unrelated directors.
(4) Member of the Audit Committee.
(5) Mr. Breen is managing partner of MWI & Partners, which owned 1,945,714 Trust units at December 31, 2004. MWI & Partners sold all of their Trust units on January 24, 2005.
(6) Member of the Human Resources and Compensation Committee.
(7) Member of the Governance Committee.
(8) Lead director.
(9) Mr. Daryl H. Gilbert, a director of AltaGas General Partner Inc., is also a director of Globel Direct, Inc. ("Globel"). Globel was the subject of a cease trade order issued by the Alberta Securities Commission and the British Columbia Securities Commission on November 7, 2002 because Globel had not filed its Annual Financial Statements for its fiscal year ending May 31, 2002 and its Interim Financial Statements for its first quarter ended August 31, 2002 prior to the prescribed filing deadlines. Globel filed the Annual Financial Statements and Interim Financial Statements on December 20, 2002 and the cease trade order was removed on December 20, 2002.

Name of Officer, Municipality of Residence and Position with the General Partner	Principal Occupation during the Past Five Years	Officer Since	Units Beneficially Owned at Dec. 31, 2004[(1)]
David W. Cornhill Calgary, Alberta, Canada Chairman and Chief Executive Officer	In 2004, named Chief Executive Officer. Chairman and Chief Executive Officer of AltaGas Services from 2003 to 2004; prior thereto President and Chief Executive Officer of AltaGas Services.	May 1, 2004 Director of AltaGas Services from March 28, 1994 to April 30, 2004	1,097,538 Trust units
Patricia M. Newson Calgary, Alberta, Canada Chief Financial Officer	In 2004, named Chief Financial Officer. Senior Vice President Finance and Chief Financial Officer of AltaGas Services since 1998.	May 1, 2004 Officer of AltaGas Services from 1998 to April 30, 2004	307,793 Trust units

Notes:

(1) References to Trust units in this column includes both Trust units and Exchangeable units beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and officer.

David W. Cornhill, Chairman and Chief Executive Officer, informed the Board of Directors on November 10, 2004 that he will relinquish the role of Chief Executive Officer of AltaGas Ltd. and the General Partner sometime in 2006, but will continue in his capacity as Chairman of the Board of Directors. Mr. Cornhill has held both roles at AltaGas Services from 1994 to April 30, 2004. The Board of Directors and Mr. Cornhill are working together to identify internal and external candidates for the role of Chief Executive Officer.

As at December 31, 2004 the directors and executive officers of the General Partner and AltaGas Ltd., as a group, owned beneficially, directly or indirectly, or exercised control or direction over approximately 3,252,562 million of the outstanding Trust units and Exchangeable units, or approximately 6.11 percent of the outstanding Trust units and Exchangeable units. As at December 31, 2004, certain of the directors and officers also had been granted options (Trust Options) to acquire an aggregate of 241,836 Trust units.

AUDIT COMMITTEE CHARTER

Constitution

The Board of Directors of the General Partner in accordance with the Delegation Agreement among the Trust, the General Partner and the Trustee, has established an Audit Committee (Committee) to serve as the Committee of the Trust. Such Committee shall be in compliance with the guidelines for corporate governance of the TSX and any regulatory or legal authority having jurisdiction over the Trust.

The Committee shall supervise the audit of the Trust's financial records and will ensure the adequacy and effectiveness of its policies and procedures regarding the Trust's financial reporting, internal accounting, financial controls, management information and risk management.

Membership

Following each annual meeting of unitholders of the Trust, the Board of Directors shall elect from its Members, not less than three Directors to serve on the Committee (Members). The Members and the chair of the Committee are nominated and elected by the Board of Directors. Every Member must be:

- a Director of the General Partner,
- independent, and
- financially literate.

No Member of the Committee shall be an officer or employee of the Corporation or any other subsidiary or affiliate of the Trust. Any Member may be removed or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a Director of the Corporation. Each Member shall hold office until the Member resigns or is replaced, whichever first occurs.

The Board will appoint a Member as chair of the Committee on an annual basis.

The corporate secretary of AltaGas Ltd. (Corporate Secretary) shall be the Corporate Secretary to the Committee unless the Committee directs otherwise.

Meetings

The Committee shall convene no less than four times per year at such times and places designated by its Chair or whenever a meeting is requested by a Member, the Board, or an officer of the General Partner of AltaGas Ltd. A minimum of 24 hours notice of each meeting shall be given to each Member. The Corporate Secretary and management of AltaGas Ltd. shall attend whenever requested to do so by a Member.

A meeting of the Committee shall be duly convened if all Members are present, or a majority of the Members are present. Where the Members consent, and proper notice has been given or waived, Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a Member participating in such a meeting by any such means is deemed to be present at that meeting.

In the absence of the chair of the Committee, the Members may choose one of the Members to be the chair of the meeting.

The external auditor will be given notice of and be provided the opportunity to attend every meeting of the Committee.

The Committee will hold in camera sessions with management, the internal and external auditors as may be deemed appropriate by the Members.

Minutes shall be kept of all meetings of the Committee by the Corporate Secretary or designate of the Corporate Secretary.

Duties and Responsibilities

The Committee shall, as permitted by and in accordance with the requirements of the CBCA, the Delegation Agreement, the articles and by-laws of the General Partner and any legal or regulatory authority having jurisdiction, periodically assess the adequacy of procedures for the public disclosure of financial information and review on behalf of the Board of Directors and report to the Board of Directors the results of its review and its recommendation regarding all material matters of a financial reporting and audit nature, including, but not limited to the following main subject areas:

(a) financial statements, including Management's Discussion and Analysis,

(b) reports to unitholders and others,

(c) annual and interim press releases regarding financial results,

(d) internal controls,

(e) audits and reviews of financial statements of the Trust and its subsidiaries,

(f) filings to securities regulators,

(g) review and approval of issuer's hiring policies regarding current and former partners and employees of the external auditor, and

(h) pre-approve non-audit work undertaken by the external audit firm.

The Committee shall ensure satisfactory procedures for receipt, retention and resolution of complaints and for the confidential, anonymous submission by employees regarding any accounting, internal accounting controls or auditing matters. The Board of Directors will be kept informed of the Committee's activities by a report at each regular meeting of the Board.

The Committee will review the relevance and adequacy of this charter on at least an annual basis and will provide recommendations to the governance committee of the Board.

External Auditor

The Committee shall recommend the appointment of the external auditor annually. Once appointed by the unitholders, the external auditor shall report directly to the Committee.

The Committee shall pre-approve all non-audit services provided by the external auditor, and shall have direct responsibility for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services, including the resolution of disagreements between the external auditor and management.

Relations with Management

The Committee will ensure that it coordinates its activities with the Chief Financial Officer of the General Partner on audit and financial matters and will:

- meet regularly with management to discuss areas of concern,
- review and assess the quality of the executives involved in financial reporting process, and
- ensure management provides adequate funding to the Committee so that it may independently engage and remunerate the auditor and any advisors.

Committee Timetable

The major activities of the Committee will be outlined in an annual schedule.

Composition of the Audit Committee

The Committee is currently comprised of John B. Breen, Daryl H. Gilbert and David F. Mackie. Daryl H. Gilbert is the chair of the Committee. All of the members of the Committee are independent and financially literate as defined under Canadian securities law.

Relevant Education and Experience

John B. Breen is the Managing Partner of MWI & Partners, a merchant banking fund. Prior to joining MWI & Partners in 1996, Mr. Breen was Managing Director of CIBC Wood Gundy Capital and Vice President of CIBC from 1989 to 1996. From 1979 to 1996, Mr. Breen held various positions with CIBC.

Daryl H. Gilbert has been a businessman since January 2005. Prior to 2005, Mr. Gilbert had a 26 year career with Gilbert Laustsen Jung Associates Ltd., a reservoir engineering company, most recently President and Chief Executive Officer for the past 11 years.

David F. Mackie is a U.S. based natural gas industry executive, consultant and venture capital investor. Mr. Mackie has a broad range of experience, having spent over 32 years in various executive capacities with El Paso Natural Gas Co. and Transco Energy Co. He also has extensive consulting experience with many senior energy companies and the Maritimes and Northeast Pipeline Project.

Pre-Approval Policies and Procedures

As set forth in the Committee's charter, the Committee must pre-approve all non-audit services provided by the external auditor and has direct responsibility for overseeing the work of the external auditor.

External Auditor Service Fees by Category

Audit Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for audit services were $431,788 in 2004 and $376,063 in 2003.

Audit-Related Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for assurance and related services that were reasonably related to the performance of the audit or review of the Trust's financial statements and were not reported under "Audit Fees" above were $2,781 in 2004 and $1,672 in 2003. The nature of the services was for corporate reorganization consultation.

Tax Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for professional services for tax compliance, tax advice and tax planning were $112,161 in 2004 and $148,130 in 2003. The nature of the services was tax services and tax planning.

All Other Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for products and services, other than those reported above, were $45,601 in 2004 and $84,629 in 2003. The nature of the services was for translation services.

UNANIMOUS SHAREHOLDER AGREEMENT

Pursuant to the Unanimous Shareholder Agreement, the General Partner was granted the powers of the directors of AltaGas Ltd. to manage, or supervise the management of, the business and affairs of AltaGas Ltd., including without limitation in respect of the following matters:

(a) the appointment of the board of directors of AltaGas Ltd., as determined by the Board of Directors in its sole discretion; and

(b) the appointment, mandates and compensation of the executive officers of AltaGas Ltd.

ALTAGAS LTD.

AltaGas Ltd. is the resultant corporation from the amalgamation of ASI, certain of its subsidiaries and an electing shareholder pursuant to the Arrangement. As a result, AltaGas Ltd. owns, directly or indirectly, all of the assets that ASI owned, directly or indirectly, prior to conversion of the business of ASI to the Trust. AltaGas Ltd. retained certain of the liabilities of ASI, including liabilities relating to corporate and income tax matters.

In accordance with the Administration Agreement, AltaGas Ltd. provides all the management, administrative and operating services to the Trust. At December 31, 2004 AltaGas Ltd. and its subsidiaries employed a total of 588 individuals. Approximately 275 individuals were directly employed in the Gathering and Processing segment, 73 were directly employed in the Energy Services segment and 159 were directly employed in the Natural Gas Distribution segment, with corporate support of 81 employees.

DIRECTORS AND OFFICERS

The names, municipality of residence and position of each of the executive officers of AltaGas Ltd. are as follows:

Name of Officer, Municipality of Residence and Position with the Corporation	Principal Occupation During the Past Five Years
David W. Cornhill Calgary, Alberta, Canada Chief Executive Officer and Director	Chairman and Chief Executive Officer of AltaGas Ltd since 2003. President and Chief Executive Officer of AltaGas Services from 1994 to 2003.
Dennis A. Dawson Calgary, Alberta, Canada Vice President, General Counsel and Corporate Secretary and a Director	Vice President, General Counsel and Corporate Secretary since 1998.
Gary R. Holden Calgary, Alberta, Canada President and Chief Operating Officer and a Director	President and Chief Operating Officer since April 1, 2003. Chairman, CEO and President of EnSource Energy Services Inc. from April 2000 to July 2002. Executive Vice President of Generation at TransAlta Corporation from October 1998 through April 2000.
Kim R. Hubick Calgary, Alberta, Canada Vice President Controller	Vice President Controller since December 15, 2004. Corporate Controller from June 1, 2003 to December 15, 2004. Vice President, Finance and Business Services with Central Alberta Midstream from August 2001 through May 2003. Financial Director, Operations Canadian Pacific Railway from November 1998 to June 2001.
Gerry M. Malin Calgary, Alberta, Canada Vice President Regulatory and Northern Development	Vice President Regulatory and Northern Development since 2001. Vice President Gas Services of AltaGas Services from 1994 to 2001.
Patricia M. Newson Calgary, Alberta, Canada Senior Vice President Finance and Chief Financial Officer and a Director	Senior Vice President Finance and Chief Financial Officer since 1998.
Marilyn A. Pfaefflin Calgary, Alberta, Canada Treasurer	Treasurer since 1998.
Kent E. Stout Calgary, Alberta, Canada Vice President Corporate Resources	Vice President Corporate Resources since 2002. Director Human Resources of AltaGas from 1999 to 2002.
Marshal L. Thompson Calgary, Alberta, Canada Vice President Business Development	Vice President Business Development since 2004. Segment Vice President Gathering and Processing of AltaGas from 2002 to 2004. Director of Marketing and Extraction of AltaGas from 2000 to 2002. Vice President, Employee Relations TransCanada PipeLines Limited 1999 to 2000.

RISK FACTORS

RISKS RELATING TO THE TRUST AND THE UNITS OF THE TRUST

A security holder should consider carefully the risk factors set out below. In addition, prospective security holders should carefully review and consider all other information contained in this Annual Information Form before making an investment decision and consult their own experts where necessary.

Nature of Trust Units

The Trust units do not represent a traditional investment in the diversified energy services business and should not be viewed by unitholders as shares in AltaGas. The units represent a fractional interest in the Trust. As holders of units, unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets are the shares of the General Partner, the units of the Holding Trust, Holding Trust Notes and other investments in securities.

Cash distributions of the Trust are not guaranteed and the price per Trust unit is a function of anticipated distributions, the underlying assets of the Trust and management's ability to effect long-term growth in the value of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Trust units will be sensitive to a variety of market conditions including, but not limited to, interest rates, electricity prices and natural gas and NGLs prices. Changes in market conditions may adversely affect the trading price of the Trust units.

The Trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Potential Sales of Additional Trust units

The Trust may issue additional Trust units in the future to directly or indirectly fund capital expenditure requirements of entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Trust units may be issued without the approval of unitholders. Unitholders will have no pre-emptive rights in connection with such additional issues. The Board of Directors has discretion in connection with the price and the other terms of the issue of such additional Trust units.

Nature of Distributions

Unlike interest payments on an interest-bearing security, cash distributions by income trusts on Trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to unitholders. Therefore, a unitholder's rate of return over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a unitholder may receive cash distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a unitholder while returns of capital are generally non-taxable to a unitholder (but reduce a unitholder's cost base in the Trust unit for tax purposes). The Trust expects that substantially all of the cash distributions to unitholders will be taxed as ordinary income or as dividends (see Declaration of Trust and Description of Units – Distributions). Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances.

Variability of Distributions

As the Cash Flow of the Trust available for distribution to unitholders is a function of numerous factors, including AltaGas' financial performance, the impact of interest rates, electricity prices, natural gas and NGLs prices, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of units outstanding, depending on the operations of AltaGas and the performance of its assets, distributions may be reduced or suspended entirely.

The market value of the Trust units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

Changes in Legislation

Income tax laws relating to the Trust, such as the status of mutual fund trusts, may be changed in a manner which adversely affects unitholders. If the Trust ceases to qualify as a mutual fund trust, and is not a registered investment, the Trust units will cease to be qualified investments for Exempt Plans. If the Trust ceases to qualify as a mutual fund trust, the income tax considerations described would be materially and adversely different in certain respects.

In the 2004 budget, the Government of Canada identified a risk to tax revenue posed by business income trusts. In the 2005 budget, the Government has stated that it will consult stakeholders on tax issues related to business income trusts and other flow-through entities. A consultation paper is to be released by the Department of Finance. The consultation is to be open and transparent and will involve third parties to seek to ensure a range of views is engaged on a broad spectrum of options.

The 2005 budget also proposed that the rule that restricts the amount of "foreign property" that may be held in Exempt Plans be eliminated as of January 2005.

Environmental and applicable operating legislation may be changed in a manner which adversely affects AltaGas through the imposition of restrictions on its business activities or by the introduction of regulations that increase AltaGas' operating costs thereby indirectly affecting the Trust and potentially reducing distributions to unitholders.

Loss of Mutual Fund Trust Status

The General Partner intends that the Trust will continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status (see Changes in Legislation above). Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and unitholders. Some of the significant consequences of losing mutual fund trust status are listed below.

(a) If at the time the Trust ceased to be a mutual fund trust it had not become a registered investment, the units would immediately cease to be qualified investments for Exempt Plans. If the Trust were a registered investment, it may, as a consequence of ceasing to be a mutual fund trust, also cease to be a registered investment. In that event, units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment. If, at the end of any month, an Exempt Plan holds units that are not qualified investments, the plan must pay a tax equal to one percent of the fair market value of the units at the time the units were acquired by the Exempt Plan. A registered retirement savings plan or registered retirement income fund holding units that are not qualified investments would be subject to taxation on income attributable to the units, including the full amount of any capital gain from a disposition of such units. If a registered education savings plan holds units that are not qualified investments, it may have its registration revoked by the Canadian Revenue Agency.

(b) Units held by non-resident unitholders would become taxable Canadian property. Non-resident unitholders would be subject to Canadian income tax and reporting requirements on any gains realized on a disposition of units held by them.

(c) The Trust would be taxed on certain types of income distributed to unitholders. Payment of this tax may have adverse consequences for some unitholders, particularly unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

(d) The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

(e) The Trust would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

(f) If the Trust either does not become a registered investment, or having become a registered investment also ceased to be a registered investment, the units would constitute "foreign property" for the purposes of the Tax Act. However, the 2005 budget proposed that the rule restricts the amount of "foreign property" That may be held in Exempt Plans be eliminated as of January 2005.

In addition, the Trust may take certain measures in the future to the extent it believes necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain unitholders, particularly non-residents (see Risks Associated With the Level of Foreign Ownership below).

Risks Associated With the Level of Foreign Ownership

The Declaration of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, *inter alia,* requires that a mutual fund trust cannot be established or maintained primarily for the benefit of non-residents. There is no indication that the mutual fund trust status of the Trust currently is in jeopardy. If, in the future, the General Partner determines that any such risk exists, it is entitled to take a number of actions under the Declaration of Trust, including to require unitholders that it believes are non-residents to sell their Trust units, which action may have an adverse effect on the market price of the Trust units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Distribution of Holding Trust Notes or Other Securities on Redemption or Termination of the Trust

It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investment. Holding Trust Notes which may be received as a result of a redemption of units will not be listed on any stock exchange and no market for Holding Trust Notes is expected to develop. The Holding Trust Notes will not be qualified investments for Exempt Plans. On termination of the Trust, the Trustee may distribute securities directly to unitholders, subject to obtaining all of the necessary regulatory approvals. In addition, there may be resale restrictions imposed by applicable law upon the recipients of Holding Trust Notes pursuant to the redemption right. The Holding Trust Notes will not be guaranteed by any other party, and the provisions of the Holding Trust Note Indenture governing events of default and the remedies available thereunder will not provide protection to the holders of Holding Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public;

Debt Service

The Trust or its affiliates may, from time to time, finance a significant portion of their operations through debt. Amounts paid in respect of interest and principal on debt incurred by these entities may impair the ability to satisfy any obligations under its indebtedness held by the Trust or indirectly by the Trust. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Ultimately, this may result in lower levels of Cash Flow of the Trust and could reduce distributions to unitholders.

Loans to the Trust or its affiliates are unsecured and subject to customary covenants and financial tests which may in certain circumstances restrict the Trusts' ability to make distributions to unitholders or AltaGas' ability to make distributions to AltaGas LP2 and ultimately to unitholders. The medium term notes described in Credit and Stability Ratings are subject to customary covenants and financial tests, including a restriction on total funded obligations as a ratio of total capitalization, and may in certain circumstances restrict AltaGas Operating Partnership's ability to make distributions to AltaGas Ltd. and ultimately to unitholders.

Structural and Contractual Subordination

In the event of a bankruptcy, liquidation or reorganization of AltaGas LP1, AltaGas or AltaGas Operating Partnership, holders of their respective indebtedness and trade payables will generally be entitled to payment of their claims from the assets of AltaGas or AltaGas Operating Partnership, as applicable, before any assets are made available for distribution to the Trust. The Trust units are therefore effectively junior to indebtedness under the Operating Loans and the Medium Term Notes and most other liabilities (including trade payables) of AltaGas and AltaGas Operating Partnership. Neither AltaGas nor AltaGas Operating Partnership is limited in its ability (except pursuant to restrictive covenants under the Operating Loans and the Medium Term Notes) to incur secured or unsecured indebtedness.

AltaGas distributes a substantial portion of its cash flow to AltaGas LP2 pursuant to an interest bearing loan agreement. Payments by AltaGas under this loan agreement are expressly subordinated to the prior payment in full of all indebtedness of AltaGas to third parties, including all indebtedness and obligations under the Operating Loans. Upon a default under the Operating Loans or the Medium Term Notes, AltaGas may be prevented from distributing cash to AltaGas LP2 thereby ultimately reducing cash available for distribution to unitholders.

Dependence on Operating Entities

The Trust will be entirely dependent upon the success of the operations of affiliates. Accordingly, the distributions to the unitholders will be dependent on the ability of these entities to generate cash flow.

Taxation of Corporate Entities

Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Board of Directors expects this to be the case in respect of AltaGas Ltd. and its interest expense on its subordinated debt. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against AltaGas Ltd. it could have a material adverse affect on the Cash Flow of the Trust available for distribution to unitholders.

Unitholder Limited Liability

The Declaration of Trust provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a unitholder resulting from or arising out of such unitholder not having such limited liability. There is no assurance that at the relevant time the Trust will have sufficient assets to be able to satisfy such indemnity.

The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel to the Trust, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

On July 1, 2004, the *Income Trusts Liability Act (Alberta)* came into force, which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

Deductibility of Expenses

Although the General Partner is of the view that all expenses to be claimed by the Trust, Holding Trust, AltaGas LP1 and AltaGas LP2 will be reasonable and deductible, there can be no assurance that Canadian Revenue Agency (CRA) will agree. If the CRA successfully challenges the deductibility of any such expenses, the return to unitholders may be adversely affected.

Potential Conflicts of Interest

Circumstances may arise where directors and officers of AltaGas and the General Partner are directors or officers of other entities that are in competition to the interests of AltaGas and the Trust. The General Partner owes a fiduciary duty to AltaGas and the Trust. While the General Partner has agreed to indemnify the Trust in certain circumstances, the General Partner may not have sufficient assets to honour such indemnification.

RISKS INHERENT IN THE TRUST'S OPERATING ENTITIES

The following are the primary risks associated with the business and affairs of the Trust's operating affiliates and should be considered carefully in light of the fact that the Trust will depend entirely on the operations and assets of these entities for its cash flow, and thereby its ability to pay distributions to unitholders. These risks are applicable to AltaGas' current operations and AltaGas' expected future operations.

Operating Risk

As the Trust continues to grow and diversify its midstream energy business the risk profile of the Trust may change. Operating entities may enter into or expand business components where there is greater economic exposure and more "at risk" capital. The Trust's expectation of higher returns from these businesses justifies the level of risk. In addition the Trust enters into these businesses on the basis that these risks can be actively managed.

Current operations are subject to the risks normally associated with the operation and development of natural gas and power facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of these events could increase AltaGas' costs and reduce its ability to process or transport natural gas or deliver power.

The Trust believes that operational risk is best managed by maintaining control over the timing of capital expenditures, operational decisions and costs by becoming the operator of the facilities in which it invests. At the end of 2004, AltaGas operated 66 of its 69 field gathering and processing facilities, all of its transmission facilities, all of AUI's distribution assets and the Edmonton ethane extraction plant. AltaGas does not operate its PPAs. Failure by the operators of these facilities to operate at the cost or in the manner projected by AltaGas could negatively affect AltaGas' results.

Facility Throughput

The majority of AltaGas' gathering and processing facilities process or transport natural gas from the Western Canadian Sedimentary Basin. Continuing use of these systems is dependent on a number of factors including the level of exploration and development within the basin, the longer term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' gathering and processing facilities is influenced by production of natural gas in the areas serviced by AltaGas. At all of its field gathering and processing facilities, AltaGas actively pursues opportunities to maintain or increase throughput and has been successful in offsetting production declines. AltaGas' contract provisions mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover its invested capital in a relatively short period of time. The majority of AltaGas' field processing facilities are skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

Market Risk

AltaGas is exposed to market risks resulting from movements in commodity prices and interest rates. AltaGas manages its exposure to these risks through the use of various physical and financial instruments.

AltaGas' Commodity Risk Management Policy details the parameters used to measure monitor and report commodity price risks. It also includes risk management guidelines and objectives, risk tolerance and approved products. This policy prohibits the use of physical and financial instruments for speculative purposes.

Electricity Prices

AltaGas' revenue from sales related to PPAs and Alberta peaking plant generation under long-term lease are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. AltaGas reduces its baseload generation exposure to floating electricity prices by supplying internal electrical demand requirements and locking in margins with financial instruments out as far as 18 months.

Interest Rates

The Trust is exposed to interest rate fluctuations on variable rate debt. The Trust monitors its level of fixed to variable rate debt and from time to time enters into interest rate swaps to help maintain balances of each commensurate with the Trust's target to have 70 to 75 percent of its debt at fixed interest rates. At December 31, 2004 the Trust had fixed interest rates on $200 million or 81.3 percent of its floating rate debt through interest rate swaps. At year end approximately $300 million or 83.5 percent of the Trust's total debt, including its Medium Term Notes, capital lease and swaps, was at fixed interest rates.

Weather

The AEUB sets rates based upon an allowed capital structure, an allowed rate of return on common equity, an approved rate base, costs expected to be incurred and sales volumes which assume normal weather conditions. As customers are billed on an actual volume basis, the utility's ability to earn the allowed rate of return depends, in part, upon achieving the forecast distribution volumes, variations in weather from normal conditions, which are based a 20 year average, will impact the utility's actual sales volumes. Degree days are used to measure coldness in a franchise area. Degree day deficiency is a measure of coldness. It is calculated by accumulating for each day in the fiscal period the total number of degrees by which the daily mean temperature falls below 18 degrees Celsius. Warmer than normal weather may result in lower than expected demand, and a lower rate of return than allowed.

Regulatory

The Trust's businesses are subject to regulation in the jurisdictions in which they carry on business. Pipeline and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulator intervention. In the natural gas distribution business where parties are subject to return on rate base regulation, rates are set which allow the regulated entity the opportunity to cover its costs and earn a reasonable return. However there is no guarantee that the entity will earn its fair return because rates are set to cover future estimated costs based on future estimated demand and "normal weather" conditions and the entity's actual revenues may be more or less than the actual costs.

Credit Risk

The Trust is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future financial obligations to AltaGas. AltaGas minimizes counterparty risk by conducting credit reviews on clients prior to providing services, by participating in contract negotiations to include credit mitigation clauses and by obtaining financial or performance assurances from clients. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

AltaGas has credit risk relating to numerous industrial, commercial and institutional counterparties comprising the retail gas portfolio. AltaGas is satisfied that the portfolio is sufficiently well diversified such that there is no concentration of risk associated with any particular industry or counterparty. As such, any adverse credit event within the portfolio would not have a material financial impact on the Trust.

Collateral

AltaGas is able to obtain unsecured credit limits from its counterparties in order to lock in baseload electricity margins and also to procure natural gas supply and services for its energy services business. If counterparties' credit exposure to AltaGas exceeds the unsecured credit limits granted, AltaGas may have to provide collateral in the form of letters of credit or in certain circumstances, parent guarantees. AltaGas mitigates this risk through negotiation of contractual terms with counterparties related to unsecured credit, and diversification of electricity sales and natural gas purchases among a number of counterparties. Through accepted industry practices, AltaGas performs sensitivity analysis to ensure the Trust has sufficient bank lines of credit available to withstand commodity price movements that may require AltaGas to provide counterparties with letters of credit.

ENVIRONMENTAL REGULATION

The natural gas gathering and processing industry, the natural gas distribution industry and the power generation industry are subject to environmental regulation pursuant to local, provincial, territorial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. Due to the highly toxic and corrosive nature of sour gas, numerous extra regulatory precautions are applied to sour gas wells, processing facilities and pipelines. Environmental legislation can affect the operation of facilities and limit the extent to which facility expansion is permitted. In addition, provincial, territorial and federal legislation requires that facility sites and pipelines be abandoned and reclaimed to the satisfaction of provincial authorities and local landowners. A breach of such legislation may result in the imposition of fines, the issuance of clean-up orders or the shutting down of facilities and pipelines.

AltaGas takes its responsibility to protect the environment in which it operates very seriously. Its mandate is to fully comply

with all environmental laws and regulations and to immediately and efficiently deal with any environmental incidences. AltaGas believes that the cost of complying with current environmental laws and regulations has not had and will not have a material effect on the Trust's financial position.

With respect to the Kyoto Protocol on Climate Change, although federal and provincial implementing legislation and related regulations are not currently available, AltaGas has substantially completed a program of its field gathering and processing facilities to quantify its current level of greenhouse gas emissions. In that way, AltaGas will be in a position to proactively develop a strategy to meet the prescribed levels of greenhouse gas emissions permitted under federal and provincial legislation and regulations. Until the relevant legislation and regulations are enacted, AltaGas is not in a position to accurately determine the impact of any reduced greenhouse gas emission levels that may be presented on its financial position.

However, the Trust is confident that any impact of any reduced greenhouse gas emission levels that may be prescribed will not have a material effect on the Trust's financial position.

DIVIDENDS/DISTRIBUTIONS

On April 29, 2004 the Trust announced that it would commence monthly distributions of $0.15 for each Trust unit and Exchangeable unit on June 15, 2004 to holders of Trust units and holders of Exchangeable units. Prior to the conversion to a trust, AltaGas Services paid quarterly cash dividends per common share and participating share in the capital stock of AltaGas Services, from March 31, 2001. No dividends were paid on any shares of AltaGas Services from the date of its incorporation to the end of December 2000.

The Trust and AltaGas LP1 pay cash distributions on or about the 15th day of each month, or if that date is not a business day then the next following business day, to unitholders of record on the 25th day of the previous month, or if that day is not a business day the next following business day.

Distribution levels are reviewed periodically by the Board of Directors giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements and the consolidated debt repayment requirements of the Trust. The Trust targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders.

In addition, the Declaration of Trust provides that, if necessary, on December 31 of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year. It is expected that substantially all of the cash distributions to unitholders will be taxed as ordinary income.

The following table summarizes the dividends per common share paid by AltaGas Services prior to the Arrangement.

	2004	**2003**	**2002**	**2001**
First quarter	$0.11	$0.08	$0.06	$0.03
Second quarter	Not applicable	$0.08	$0.06	$0.03
Third quarter	Not applicable	$0.11	$0.08	$0.06
Forth quarter	Not applicable	$0.11	$0.08	$0.06
Total	$0.11	$0.38	$0.28	$0.18

The following table summarizes the monthly 2004 cash distributions of the Trust.

Record Date	Payment Date	Distribution per Unit
May 25, 2004	June 15, 2004	$0.15
June 25, 2004	July 15, 2004	$0.15
July 26, 2004	August 16, 2004	$0.15
August 25, 2004	September 15, 2004	$0.15
September 27, 2004	October 15, 2004	$0.15
October 25, 2004	November 15, 2004	$0.15
November 25, 2004	December 15, 2004	$0.15
December 29, 2004	January 17, 2005	$0.15
	Total 2004 Distributions	$1.20

Total 2004 cash dividends and distributions in 2004 were $1.31 per common share/Unit.

DISTRIBUTION REINVESTMENT PLAN

The Trust has adopted Distribution Reinvestment, Premium Distribution™ and Optional Unit Purchase Plan (the Plans) for holders of Trust units of the Trust and holders of Exchangeable units.

The Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans, as may be amended from time to time, provides eligible holders of Trust units and Exchangeable units with the opportunity to reinvest the cash distributions paid by the Trust or AltaGas LP1 on their units towards the purchase of new Trust units at a five percent discount to the Average Market Price of the Trust units, as defined below, on the applicable distribution payment date (the distribution reinvestment component of the Plans) or to elect to exchange such Trust units for a cash payment equal to 102 percent of such distributions on such date (the premium distribution component of the Plans). The Trust unitholder Plan also provides Trust unitholders who are enrolled in either the distribution reinvestment component or the premium distribution component of the Plans with the opportunity to purchase new Trust units at the Average Market Price (with no discount) on the applicable distribution payment date (the optional cash payment component of the Plans). Each of the components of the Plans is subject to prorating and other limitations on availability of new Trust units in certain events.

The Average Market Price, in respect of a particular distribution payment date, refers to the arithmetic average (calculated to four decimal places) of the daily volume weighted average trading prices of Trust units on the TSX for the trading days on which at least one board lot of Trust units is traded during the period beginning on the later of the 21st business day preceding a distribution payment date and the second business day following the record date applicable to such distribution payment date and ending on the second business day preceding such Distribution payment date. Such trading prices will be appropriately adjusted for certain capital changes (including Trust unit subdivisions, Trust unit consolidations, certain rights offerings and certain distributions).

No brokerage commissions will be payable in connection with the purchase of Trust units under the Distribution Reinvestment Plan or Optional Unit Purchase Plan and all administrative costs under the Plans are borne by the Trust. Proceeds received by the Trust upon the issuance of additional Trust units under the Distribution Reinvestment Plan will be used by AltaGas for future acquisitions, capital improvements and working capital. Unitholders resident outside of Canada are not entitled to participate in the Plans. Upon ceasing to be a resident of Canada, unitholders will be required to terminate their participation in the Plans.

MARKET FOR SECURITIES

AltaGas Services common shares ceased trading on May 4, 2004. The Trust units commenced trading on the TSX on May 5, 2004 under the symbol "ALA.UN". The Exchangeable units are not listed for trading on an exchange.

On June 10, 2004 the Trust closed a public offering of 4.73 million Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million were approximately $83.8 million. The net proceeds were used to reduce bank indebtedness, for general corporate purposes including AltaGas' ongoing capital program, and funding the acquisition of the Edmonton ethane extraction plant.

As a result, both the unitholder agreement and the registration rights agreement were terminated.

The following chart provides the reported high and low trading prices and volume of trading of AltaGas Services' common

shares by month from January to May 4, 2004 and of Trust units by month from May 5, 2004 to December 31, 2004 as reported by the TSX.

Month	High	Low	Volume
January	$15.95	$14.66	3,149,929
February	$20.16	$15.15	4,690,140
March	$22.99	$19.00	3,423,439
April	$23.00	$19.55	3,309,296
May	$21.50	$18.52	4,949,280
June	$20.48	$18.75	3,020,155
July	$21.17	$19.45	3,656,929
August	$19.86	$19.25	5,326,707
September	$20.80	$19.73	12,232,930
October	$21.70	$20.40	4,538,068
November	$22.99	$21.48	3,349,085
December	$23.49	$20.75	2,466,998

ENBRIDGE INC.

Pursuant to certain agreements dated May 12, 1999 ASI and Enbridge Inc. (Enbridge) agreed to establish a strategic alliance to provide midstream natural gas services to natural gas producers in the Western Canadian Sedimentary Basin. A shareholder agreement set forth certain rights and obligations of ASI and Enbridge reflective of the strategic alliance between them and Enbridge's influence over, but not control of ASI. A registration rights agreement set forth certain rights of Enbridge in respect of registration of the Trust units and Exchangeable units owned by it in certain circumstances. Enbridge sold all of its units in August and September of 2004 and at December 31, 2004 Enbridge held no Trust units.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The Trust reports consolidated financial and operating results on the basis of three business segments:

- Gathering and Processing includes: natural gas field gathering and processing, transmission pipelines, ethane and NGLs extraction;
- Energy Services includes: power services, natural gas services and oil and natural gas production;
- Natural Gas Distribution includes: the distribution of natural gas.

The following table summarizes selected financial information for the last three financial years.

	Year ended and as at December 31		
($ millions, except per unit[1] amounts)	**2004**	**2003**	**2002**
Revenue			
Gathering and Processing	$ 218.9	$ 169.2	$ 106.1
Energy Services	630.4	510.8	355.9
Natural Gas Distribution	124.6	129.4	94.3
Intersegment elimination	(114.7)	(98.8)	(63.6)
	$ 859.2	$ 710.6	$ 492.7
Net revenue			
Gathering and Processing	$ 164.9	$ 140.4	$ 99.6
Energy Services	59.9	49.3	44.2
Natural Gas Distribution	30.7	30.6	28.9
Intersegment elimination	(5.7)	(0.4)	(2.8)
	$ 249.8	$ 219.9	$ 169.9
EBITDA	133.4	121.9	94.8
- per unit (basic)	2.70	2.68	2.24
Net income	65.8	38.3	29.4
- per unit (basic)	1.33	0.84	0.70
Funds from operations	108.6	90.2	70.8
- per unit (basic)	2.20	1.98	1.67
Total assets	$ 1,108.6	$ 919.3	$ 904.9
Total debt	$ 359.5	$ 396.9	$ 419.5

Notes:
(1) References to unit above in periods prior to May 1, 2004 mean common shares of AltaGas Services.

CREDIT AND STABILITY RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an income trust's distribution stream when compared to other rated Canadian income trusts.

Standard & Poor's (S&P) and Dominion Bond Rating Service Limited (DBRS) are rating agencies that provide credit ratings (Rating Agencies). The Rating Agencies' ratings for debt instruments range from a high of AAA to a low of D and for stability ratings range from a high of SR-1 (S&P) / STA-1 (DBRS) to a low of SR-7 (S&P) / STA-7 (DBRS). S&P also assigns a corporate rating which ranges from a high of AAA to a low of D.

DBRS rates the Trust, AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership at BBB (low) with a stable trend. S&P rates the Trust's senior unsecured debt owed by AltaGas Operating Partnership at BBB- and AltaGas long term corporate credit at BBB- with a negative outlook. The Trust has a stability rating of SR-3 from S&P and STA-3 (middle) from DBRS.

According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category. A stability rating of STA-3 is considered to have good stability and sustainability of distributions per unit. The stability rating is further separated into high, middle and low to indicate where within the ratings category the Trust falls. Seven areas are reviewed and assigned a ranking of superior, moderate or weak in determining the overall stability rating. The areas reviewed are operating characteristics, asset quality, financial flexibility, diversification, size and market position, sponsorship and governance, and growth.

According to the S&P rating system, an obligor rated BBB has adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A stability rating of SR-3 indicates that the Trust has a high level of cash distribution stability relative to other rated Canadian income funds.

The Trust's DBRS debt rating reflects the continuation of favourable financial and operating results, and the maintenance of a reasonable financial profile for the current business risk profile. Key risks to its earnings and cash flows continue to be its exposure to changes in commodity prices, weather and interest rates. The Trust's DBRS stability rating of STA-3 reflects the superior ranking for diversification given the Trust's involvement in three business segments (gas gathering and processing, gas distribution and energy services) and a high degree of diversification within each segment. The Trust's financial flexibility is considered weak due to a combination of (a) a continued high level of debt given the Trust's risk profile, (b) interest rate risk, (c) tight margin for internally funding cash distributions of $0.15 per unit per month from the existing portfolio.

S&P's corporate credit and senior unsecured debt rating of BBB- reflects the large proportion of the Trust's operating income from stable fee for service and cost-of-service businesses. The negative outlook reflects the operating risks and commodity price exposure associated with its energy services segment. S&P is also concerned with the execution risks associated with future acquisitions. The Trust's S&P stability rating of SR-3 reflects the high predictability of the Trust's distributable cash flow. The Trust's sustainable and predictable operating margins are supported by its diversified and integrated business operations and contractual arrangements that vary in length. Offsetting factors include the Trust's commodity price exposure from its energy service business, natural gas production declines associated with the mature basins in Alberta, aggressive growth strategy, and limited financial flexibility.

The credit ratings accorded to the securities by the Rating Agencies are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant.

Neither DBRS nor S&P has announced that it is reviewing or intends to revise or withdraw the ratings on the Trust.

MATERIAL CONTRACTS

Set out below are agreements that may be considered material to the Trust:

- Declaration of Trust (see Declaration of Trust and Description of Units);
- Holding Trust Note Indenture (see Holding Trust – Holding Trust Notes);
- Administration Agreement (see Management of the Trust – Administration Agreement);
- Delegation Agreement (see Management of the Trust – Delegation Agreement);
- Voting and Exchanging Trust Agreement (see Declaration of Trust and Description of Units – Special Voting Units);
- Unanimous Shareholders' Agreement (see Unanimous Shareholder Agreement); and
- Support Agreement (see Management of The Trust – Administration Agreement).

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The General Partner and AltaGas Ltd. are not aware of any material interest, direct or indirect, of any director or officer of the General Partner or AltaGas Ltd., any director or officer of a corporation that is an insider or subsidiary of the Trust, or any other insider of the Trust, or any associate or affiliate of any such person, in any transaction since the commencement of the Trust's or AltaGas Services' last three completed financial years, or in any proposed transaction, that has materially affected or would materially affect the Trust or any of its subsidiaries.

LEGAL PROCEEDINGS

AltaGas Ltd. is not aware of any material legal proceedings to which the Trust, or its affiliates, is a party and to which their property is subject.

INTERESTS OF EXPERTS

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440 – 2nd Avenue S.W., Calgary, Alberta T2P 5E9. The Trust's consolidated financial statements as at December 31, 2004 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Ernst & Young LLP, independent chartered accountants, given on their authority as experts in auditing and accounting. As of December 31, 2004, the partners and employees of Ernst & Young LLP collectively owned less than one percent of the Trust's outstanding Trust units.

ADDITIONAL INFORMATION

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Trust's securities, options to purchase the Trust's securities, and interests of insiders in material transactions, where applicable, is contained in the Trust's 2005 Information Circular which is expected to be filed on or about March 22, 2005 in connection with the Annual Meeting of unitholders to be held April 28, 2005 (the 2005 Information Circular).

Additional financial information is contained in the Trust's consolidated financial statements for the year ended December 31, 2004 (the Annual Financial Statements) and management's discussion and analysis contained in the 2004 Annual Report of the Trust.

The Trust routinely files all required documents through the SEDAR system and on its own website. Internet users may retrieve such material through the SEDAR website www.sedar.com.The Trust's website is located at www.altagas.ca but the Trust's website is not incorporated by reference into this Annual Information Form.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Trust units and Exchangeable units is Computershare Trust Company of Canada, 600, 530 8th Avenue S.W. Calgary, Alberta T2P 3S8, Telephone 1-888-267-6555.

The registrar and trustee for AltaGas Operating Partnership's medium term notes is Computershare Trust Company of Canada, 710, 530 8th Avenue S.W. Calgary, Alberta T2P 3S8, Telephone 1-888-267-6555.

EFFECTIVE DATE

Unless otherwise specifically herein provided, the information contained in this Annual Information Form is stated as at December 31, 2004.

(120)

RECEIVED
2005 ... 10 P 3: 2
... CORPORATE FINANCE

Computershare

710, 530-8th Avenue S.W., Calgary, AB T2P 3S8
Tel.: (403) 267-6569 Fax: (403) 267-6598

March 23, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Nunavut Legal Registry
TSX Venture Exchange/TSX
Saskatchewan Financial Services Commission
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of the Northwest territories

Dear Sirs:

Subject: Altagas Income Trust

We confirm that the following material was sent by prepaid mail on March 22, 2005 to the Registered Holders of Altagas Income Trust Unitholders , Altagas LP1 Class B Unitholders, and to those intermediaries holding units of the Trust who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 54-101 regarding shareholder communications.

1. Notice of Meeting/Proxy Circular
2. Form of Proxy/Voting Direction
3. Return Envelope

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Edward Spence
Assistant Corporate Trust Officer

cc: Altagas Income Trust
Attention: Marilyn Pfaefflin

121

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, DAVID W. CORNHILL, Chairman and Chief Executive Officer of AltaGas General Partner Inc., delegate of AltaGas Income Trust certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the year ending December 31, 2004.
2. Based on my knowledge, these annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

Date: March 22, 2005

David W. Cornhill
Chairman and Chief Executive Officer

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, PATRICIA M. NEWSON, Senior Vice President and Chief Financial Officer of AltaGas General Partner Inc., delegate of AltaGas Income Trust certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the year ending December 31, 2004.
2. Based on my knowledge, these annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

Date: March 22, 2005

Patricia M. Newson
Senior Vice President and Chief Financial Officer

(1123)

Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault LLP
Suite 3300, 421-7th Avenue S.W.
Calgary AB T2P 4K9
Canada
Telephone: 403 260-3500
Facsimile: 403 260-3501
mccarthy.ca

Patricia Anderson
Direct Line: 403-260-3586
Direct Fax: 403-260-3501
E-Mail: panderson@mccarthy.ca

March 23, 2005

VIA SEDAR

TO ALL OF THE SECURITIES COMMISSIONS OR SIMILAR REGULATORY AUTHORITIES IN ALL OF THE PROVINCES OF CANADA

Dear Sir or Madam:

Re: AltaGas Income Trust - NI 44-101 Annual Information Form Filing

As counsel on behalf of AltaGas Income Trust, we hereby give notice that for the purposes of NI 44-101, AltaGas Income Trust is relying on its Annual Information Form filed under NI 51-102 on SEDAR Project #753414.

Yours truly,

McCarthy Tétrault LLP

Per:

(signed)
Patricia Anderson
Securities Paralegal

¶24

Computershare

710, 530-8th Avenue S.W., Calgary, AB T2P 3S8
Tel.: (403) 267-6569 Fax: (403) 267-6598

March 23, 2005

Alberta Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Ontario Securities Commission
L'Autorite des marches financiers
British Columbia Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Nunavut Legal Registry
TSX Venture Exchange/TSX
Saskatchewan Financial Services Commission
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of the Northwest territories

Dear Sirs:

Subject: Altagas Income Trust

We confirm that the following material was sent by prepaid mail on March 22, 2005 to the Registered Holders of Altagas LP1 Class B Unitholders and to those individuals whose names appear on the Trust's Supplemental Mailing List (as defined in the National Instrument 54-101 regarding shareholder communications).

1. Annual Report

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Edward Spence
Assistant Corporate Trust Officer

cc: Altagas Income Trust
Attention: Marilyn Pfaefflin

125

CERTIFICATE

TO: The Securities Commission or other Securities Regulatory Authority in each of the Provinces of Canada

RE: Annual Undertaking Pursuant to National Policy 41-201 "Income Trusts and Other Indirect Offerings" to be filed Concurrently with the Annual Financial Statements

AltaGas Ltd. ("AltaGas"), in its capacity as the administrator of AltaGas Income Trust (the "Trust"), hereby certifies for and on behalf of the Trust that the Trust has complied with the undertaking dated June 3, 2004 given by the Trust in relation to the offering of trust units by way of a short form prospectus of the Trust dated June 3, 2004.

DATED March 22, 2005.

ALTAGAS INCOME TRUST, by its administrator, ALTAGAS LTD.

By: *"David W. Cornhill"*

David W. Cornhill
Chief Executive Officer and Chairman

284400\v2

126

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (April 13, 2005) – AltaGas Income Trust (AltaGas or the Trust) (TSE:ALA.UN) announced today that a monthly distribution will be paid on May 16, 2005 to holders of record on April 25, 2005, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.2 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and as a leading energy agency business, specializes in the procurement and supply of energy to end users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein(403) 269-5683
debbie.stein@altagas.ca

Website: www.altagas.ca

(27)

RECEIVED
2005 MAY 10 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES RESIGNATION OF PRESIDENT AND CHIEF OPERATING OFFICER

Calgary, Alberta (April 13, 2005) – AltaGas Income Trust (TSX:ALA.UN) today announced that Gary Holden, President and Chief Operating Officer of AltaGas Ltd., administrator of the Trust, has resigned effective April 15, 2005. Mr. Holden has accepted the position of President and Chief Executive Officer at a Calgary-based energy organization. Mr. Holden joined AltaGas as President and Chief Operating Officer on April 1, 2003.

"During his two years at AltaGas, Gary provided us with strong leadership and we wish him success," said David Cornhill, Chairman and Chief Executive Officer. "We have begun the search for a new President and Chief Executive Officer."

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.2 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and as a leading energy agency business, specializes in the procurement and supply of energy to end users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein(403) 269-5683
debbie.stein@altagas.ca

Website: www.altagas.ca

128

Base Shelf Prospectus

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States of America or to U.S. persons. See "Plan of Distribution".

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

<u>*New Issue*</u> **PRELIMINARY SHORT FORM PROSPECTUS DATED APRIL 22, 2005** •, 2005

[GRAPHIC]

ALTAGAS INCOME TRUST
$500,000,000
Trust Units
Debt Securities

AltaGas Income Trust (the "Trust") may from time to time offer and issue trust units or unsecured debt securities (collectively, the "Securities"), up to an aggregate offering price of $500,000,000 (or its equivalent in any other currency used to denominate the Securities) during the 25-month period that this short form base shelf prospectus (the "prospectus"), including any amendments hereto, remains effective.

The specific terms of any offering of Securities will be set forth in a shelf prospectus supplement (a "prospectus supplement") including, where applicable: (i) in the case of trust units, the number of units offered and the offering price; and (ii) in the case of debt securities, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A prospectus supplement may include other specific terms pertaining to the Securities that are not prohibited by the parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

The Trust may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Trust in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to the Trust and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which

otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution". The trust units of the Trust are listed on the Toronto Stock Exchange under the symbol "ALA.UN". **There is currently no market through which the debt securities may be sold and purchasers may not be able to resell such securities issued under this prospectus.**

A rate of return on an investment in the trust units of the Trust over a defined period may not be comparable to the rate of return on an investment in a fixed-income security that provides a return on capital over the same period. The recovery of an initial investment in the trust units of the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of trust units ("Unitholders"), these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the subsidiaries of the Trust, electricity prices, regulation, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of trust units outstanding. In addition, the market value of the trust units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing. See, for example, "Nature of Trust Units", "Nature of Distributions", "Variability of Distributions", "Changes in Legislation", "Loss of Mutual Fund Trust Status", "Risks Associated With the Level of Foreign Ownership", "Debt Service" and "Structural and Contractual Subordination" under "Risk Factors" on pages 59 to 61 of the AIF (as defined herein). These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after-tax return from an investment in trust units to Unitholders, subject to Canadian income tax, can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. The Trust expects that substantially all of the cash distributions to Unitholders will be taxed as ordinary income or as dividends. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the trust unit for tax purposes).

Standard & Poor's ("S&P") has assigned a stability rating of SR-3 to the Trust and the Dominion Bond Rating Service Limited ("DBRS") has assigned a stability rating of STA-3 (middle) to the Trust. S&P's stability ratings range from a high of SR-1 to a low of SR-7 and DBRS' stability ratings range from a high of STA-1 to a low of STA-7. S&P has assigned a long term issuer credit rating of BBB- with a stable outlook to the Trust. S&P's long term issuer credit ratings range from a high of AAA to a low of D. Stability ratings and issuer credit ratings are not a recommendation to buy, sell or hold securities and are subject to revision or withdrawal by S&P or DBRS at any time. See "Ratings".

TABLE OF CONTENTS

GLOSSARY

In this prospectus, the following terms have the meanings set forth below.

"AltaGas" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the CBCA, an indirect subsidiary of the Trust and a successor by amalgamation to AltaGas Services;

"AltaGas LP 1" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta;

"AltaGas LP 2" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta;

"AltaGas Services" means AltaGas Services Inc., a predecessor by amalgamation to AltaGas;

"Arrangement" means the arrangement, under the provisions of section 192 of the CBCA, involving among other parties, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP 1 and AltaGas LP 2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"Cash Flow of the Trust" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of trust units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less (iii) the sum of (A) all amounts which relate to the redemption of trust units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (B) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"CBCA" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"Declaration of Trust" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"Distribution Period" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"Exchangeable Units" means, Class B limited partnership units of AltaGas LP 1 and, prior to their exchange in August 2004, Class B limited partnership units of AltaGas LP 2;

"General Partner" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP 1 and AltaGas LP 2;

"Holding Trust" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"NGLs" means natural gas liquids;

"Note Trustee" means Computershare Trust Company of Canada, as initial trustee under the Trust Indenture, and any successor thereto or replacement thereof;

"Special Voting Unit" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights

attached to one trust unit) equal to the number of outstanding Exchangeable Units held by registered holders, other than the Trust and its affiliates;

"Trust Indenture" means the trust indenture to be entered into between the Trust and the Note Trustee providing for the issuance of debt securities hereunder;

"Trustee" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"Unitholders" means the holders from time to time of trust units of the Trust;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement dated May 1, 2004 among the Trust, AltaGas LP 1, AltaGas LP 2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"Voting and Exchange Trustee" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

All dollar amounts set forth in this prospectus are expressed in Canadian dollars unless otherwise indicated.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. When used in this prospectus and the documents incorporated by reference herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus under the heading "Risk Factors". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this prospectus and the documents incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this prospectus or the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this prospectus or as of the date specified in the documents incorporated by reference herein, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to the following: the amount and timing of distributions in respect of the trust units; treatment under applicable tax legislation; expectations regarding the ability to maintain its competitive position; expectations regarding the ability to raise capital; treatment under governmental regulatory regimes; and commodity prices.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus: general economic conditions in Canada and the United States; industry conditions; governmental regulations; volatility of commodity prices; currency fluctuations; environmental risks; competition; lack of availability of qualified personnel or management; the ability to integrate technological advances and match advances of competition; the availability of capital; and the other factors considered under "Risk Factors".

These factors should not be construed as exhaustive.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this prospectus and the documents incorporated by reference herein, the Trust uses the term "Cash Flow of the Trust" to refer to the amount of cash that is to be available for distributions to Unitholders. Management of the Trust believes that Cash Flow of the Trust is a useful indication of the performance of the Trust and an indicator of cash that will be available for distributions to Unitholders. "Cash Flow of the Trust" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Cash Flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that Cash Flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President, General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary,

Alberta, T2P 0J1, Telephone: (403) 691-7575. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2004 and 2003 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition ("MD&A") for the year ended December 31, 2004;

(b) the Annual Information Form of the Trust dated March 16, 2005 (the "AIF") for the year ended December 31, 2004; and

(c) the Information Circular dated March 16, 2005 relating to the Annual Meeting of Unitholders of the Trust to be held on April 28, 2005 (the "Information Circular"), excluding the sections entitled "Report on Employee and Executive Compensation", "Performance Graph" and "Statement of General Partner's Governance Practices".

Any material change reports (except confidential material change reports), unaudited interim comparative consolidated financial statements and accompanying management's discussion and analysis, audited comparative consolidated financial statements and the auditors' report thereon and information circulars (excluding the disclosure in an information circular relating to the downward repricing of options or stock appreciation rights, the composition of the Trust's compensation committee and its report on executive compensation, the performance graph and corporate governance practices) and annual information forms filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this prospectus and before the termination of the offering, are deemed to be incorporated by reference in this prospectus.

Upon a new annual information form and related audited annual consolidated financial statements and accompanying management's discussion and analysis being filed by the Trust with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and accompanying management's discussion and analysis and all unaudited interim consolidated financial statements and accompanying management's discussion and analysis, information circulars and material change reports filed prior to the commencement of the Trust's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Upon unaudited interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Trust with the applicable securities regulatory authorities during the currency of this prospectus, all unaudited interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new unaudited interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the

document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

Updated earnings coverage ratios will be filed quarterly with applicable securities regulatory authorities either as prospectus supplements or as exhibits to the Trust's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of debt securities.

A prospectus supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of the Securities covered by that prospectus supplement.

ALTAGAS INCOME TRUST

General

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust was established principally for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, NGLs or other related products, power or other forms of energy and related businesses and such other investments as the Trust may determine.

The Unitholders are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the initial trustee of the Trust.

General Partner

The Trust is administered by the General Partner, which is also the general partner of AltaGas LP 1 and AltaGas LP 2. The board of directors of the General Partner also has the power to manage, or supervise the management of, the business and affairs of AltaGas pursuant to a unanimous shareholder agreement.

Business of AltaGas

AltaGas is an energy infrastructure based company and an indirect subsidiary of the Trust. AltaGas, directly and indirectly:

- Physically gathers, processes, extracts and transports natural gas;
- Contractually markets and transports natural gas and electrical power and performs similar services as agents on behalf of energy users;
- Converts energy across and along the energy value chain to create higher-value added products; and
- Consumes natural gas and electrical power to operate its facilities.

AltaGas expects to continue to develop its asset base by seeking opportunities for expansion and acquisition in the natural gas, NGLs and power businesses in Canada and, through it United States affiliates, in the northern United States.

AltaGas administers the affairs of the Trust, Holding Trust, the General Partner, AltaGas LP 1, AltaGas LP 2, AltaGas Limited Partnership, Premstar Energy Canada Limited Partnership and ECNG Limited Partnership.

USE OF PROCEEDS

The net proceeds to be derived from the sale of trust units or debt securities will be the issue price less any commission paid in connection therewith and expenses relating to the particular offering of trust units or debt securities. Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general trust purposes, to repay indebtedness and to fund capital expenditures. The amount of net proceeds to be used for any such purpose will be set forth in a prospectus supplement. The Trust may, from time to time, issue securities (including debt securities) other than pursuant to this prospectus.

RATINGS

Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an income trust's distribution stream when compared to other rated Canadian income trusts. S&P has assigned a stability rating of SR-3 to the Trust and DBRS has assigned a stability rating of STA-3 (middle) to the Trust. S&P's stability ratings range from a high of SR-1 to a low of SR-7 and DBRS' stability ratings range from a high of STA-1 to a low of STA-7.

According to the S&P stability rating system, a stability rating of SR-3 indicates that the Trust has a high level of cash distribution stability relative to other rated Canadian income funds. According to the DBRS stability rating system, a stability rating of STA-3 is considered to have good stability and sustainability of distributions per unit. DBRS further separates the ratings into high, middle and low to indicate where within the rating category the income trusts fall. Stability ratings take into consideration seven main factors of operational and industry characteristics, asset quality, financial flexibility, size and market position, diversification, sponsorship and growth. In addition, consideration is given to specific structural or contractual elements that may eliminate or mitigate risks or other potentially negative factors. A stability rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by S&P or DBRS at any time.

Issuer credit ratings are intended to convey the opinion of a rating agency in respect of an obligor's overall financial capacity to pay its financial obligations. S&P has assigned a long term issuer credit rating of BBB- with a stable outlook to the Trust. S&P's long term issuer credit ratings range from a high of AAA to a low of D.

According to the S&P long term issuer credit rating system, an obligor rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An issuer credit rating is not a recommendation to purchase, sell or hold securities, as such does not comment on market price or suitability for a particular investor, and is subject to revision or withdrawal by S&P at any time.

DESCRIPTION OF TRUST UNITS

Trust Units

An unlimited number of trust units may be created and issued pursuant to the Declaration of Trust. Each trust unit entitles the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All trust units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each trust unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the trust units held by such holder.

Issuance of Units

The Declaration of Trust provides that trust units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for trust units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

Special Voting Units

The Declaration of Trust allows for the creation of special voting units which enables the Trust to provide voting rights to holders of exchangeable securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable Units issued by AltaGas LP 1 and AltaGas LP 2 to vote at meetings of Unitholders. The Special Voting Unit created and issued pursuant to the Arrangement was issued to the Voting and Exchange Trustee. The holder of a special voting unit, including in respect of the Special Voting Unit, the Voting and Exchange Trustee, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of Unitholders as is equal to the number of trust units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable Units pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Units. However, if no instructions are provided by the holders of Exchangeable Units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that, upon the exchange of Exchangeable Units for trust units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable Units.

Distributions

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to Unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

For additional information in respect of the trust units, including information respecting limitations on non-resident ownership, the redemption right attached to the trust units, meetings of Unitholders and amendments to the Declaration of Trust, see "Declaration of Trust and Description of Units" on pages 43 through 48, inclusive, of the AIF.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under the Trust Indenture to be entered into between the Trust and the Note Trustee. The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement will be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities.

The following summaries of certain provisions of the Trust Indenture and the debt securities do not purport to be complete and such summaries are subject to the detailed provisions of the Trust Indenture to which reference is hereby made, including the definitions of certain terms used herein, and for other information regarding the debt securities. A copy of the Trust Indenture may be reviewed at the offices of the Trust in Calgary, Alberta during normal business hours during the period of distribution of any debt securities.

General

The aggregate principal amount of debt securities authorized under the Trust Indenture is unlimited and debt securities may be issued from time to time in one or more series thereunder. The debt securities will be unsecured and will be unsubordinated obligations of the Trust.

Certain terms of each issue of debt securities, as well as any modifications of or additions to the general terms of the debt securities as described herein that may be applicable to a particular issue of debt securities, will be described in the prospectus supplement relating to the offering of such debt securities.

Reference is made to the prospectus supplement for the following applicable terms of, and information relating to, the debt securities being offered thereby:

(a) the specific designation, aggregate principal amount, authorized denominations and maturity dates of the debt securities;

(b) the rate or rates of interest, which may be a fixed rate or floating rate, and the amounts payable in respect of principal and premium, if any, on the debt securities;

(c) covenants relating to the payment of principal and interest on the debt securities and other covenants applicable to such debt securities to which the Trust will be bound;

(d) the date or dates from which interest shall accrue, the dates on which interest shall be payable and the record dates for the interest payable on any interest payment date;

(e) the place or places where the principal of and premium, if any, and interest on the debt securities will be payable;

(f) the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at the option of the Trust;

(g) the obligation, if any, of the Trust to redeem, purchase or repay the debt securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof; and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation or option;

(h) provisions relating to the conversion of the debt securities for trust units or other securities of the Trust or its subsidiaries;

(i) the currency or currencies (which may be in the Canadian dollar or in any other currency) in which the debt securities will be denominated and in which the principal of and premium, if any, and interest on such debt securities will be payable;

(j) the application, if any, of any defeasance provisions to the debt securities; and

(k) whether the debt securities may be exchanged or converted into securities of the Trust or another issuer.

The debt securities may be issued as original issue discount debt securities (bearing no interest, or interest at a rate that at the time of issuance is below market rates) at prices below their stated principal amount.

Ranking

The debt securities will be direct, unsecured obligations of the Trust and, subject to certain exceptions set forth in the Trust Indenture, will rank *pari passu* with all other present and future unsubordinated and unsecured indebtedness of the Trust.

Form of Debt Securities

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued only in the form of fully registered global notes (the "Global Notes") to be held by, or on behalf of, The Canadian Depository for Securities Limited ("CDS"), as depositary for its Participants (as defined below), and will be registered in the name of CDS or its nominee. Debt securities represented by Global Notes will not be issued in definitive form unless (i) the Trust, in its sole discretion, elects to prepare and deliver definitive notes (the "Definitive Notes"), (ii) CDS notifies the Trust that it is unwilling or unable to continue to be depositary in connection with a Global Note, (iii) CDS ceases to be eligible to be a depositary and the Trust is unable to find a qualified successor, or (iv) holders of not less than 25% of the debt securities, following the occurrence of an event of default which is continuing under the Trust Indenture, request debt securities to be issued as Definitive Notes.

Beneficial interests in the Global Notes, constituting ownership of the debt securities, will be represented through book-entry accounts of institutions acting on behalf of owners of debt securities, as direct and indirect participants (the "Participants") of CDS. Each purchaser of a debt security represented by a Global Note will receive a customer confirmation of purchase from the dealer from which the debt security is purchased in accordance with the practices and procedures of such dealer. Such practices may vary between dealers, but generally customer confirmations are issued promptly following execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in Global Notes.

Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued in denominations of \$5,000 and multiples of \$1,000 above such amount.

Transfer of Debt Securities

Transfer of ownership of debt securities represented by Global Notes will be effected through records maintained by CDS or its nominee for such Global Notes (with respect to interests of Participants) and through the records of Participants (with respect to interests of persons other than Participants). Unless debt securities are issued as Definitive Notes, owners of debt securities who are not Participants in CDS's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of debt securities, may do so only through Participants in CDS's book-entry system.

The ability of an owner of a debt security represented by a Global Note to pledge or otherwise take action with respect to such owner's debt security (other than through a Participant) may be limited by the unavailability of a certificate registered in such owner's name.

Payment of Principal, Premium and Interest

Payments of interest, if any, and principal of and premium, if any, on each Global Note will be made to CDS or its nominee, as the case may be, as registered holder of the Global Note. So long as CDS or its nominee is the registered holder of a Global Note, CDS or its nominee, as the case may be, will be considered to be the sole owner of the Global Note for the purpose of receiving payments of interest, if any, and principal of and premium, if any, on such Global Note and for all other purposes under such Global Note. The record date for the payment of interest will be the tenth business day prior to the applicable interest payment date.

The Trust understands that CDS or its nominee, upon receipt of any payment of interest, if any, or principal and premium, if any, in respect of a Global Note, will credit Participants' accounts, on the date interest, if any, or principal and premium, if any, is paid, with payments in amounts proportionate to their respective interests in the principal amount of such Global Note as shown on the records of CDS or its nominee. The Trust also understands that payments of interest, if any, or principal and premium, if any, by Participants to the owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of the Trust in respect of payments on Global Notes are limited solely and exclusively, while the debt securities are represented by a Global Note, to making payment of interest, if any, and principal and premium, if any, due on such Global Note to CDS or its nominee. The Trust will not have any responsibility or liability for any aspect of the records relating to beneficial interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests.

If the due date for payment of interest, if any, or principal of or premium, if any, on any debt security is not, at the place of payment, a business day, such payment will be made on the next business day and the holder of such debt security will not be entitled to any further interest or other payment in respect of such delay.

Modification

The Trust Indenture will provide that supplemental indentures containing modifications and alterations thereto may be made by the Note Trustee and the Trust, when authorized by a resolution of the board of directors of the General Partner, as delegate of the Trustee of the Trust: (a) to add or amend covenants of the Trust to protect or benefit holders of debt securities or to provide for additional events of default; (b) to make such provisions not inconsistent with the Trust Indenture with respect to matters or questions arising under the Trust Indenture including the making of any modifications to the form of debt securities which do not affect the substance thereof, provided that in the opinion of the Note Trustee such provisions and modifications shall not be prejudicial to the interests of holders of debt securities; (c) to evidence succession; (d) to establish the terms and conditions attached to an issue of debt securities; (e) to give effect to an Extraordinary Resolution (as defined below) of holders of debt securities; (f) to make amendments to the Trust Indenture to comply with applicable law; and (g) for any other propose not inconsistent with the Trust Indenture.

The Trust Indenture will also provide that the holders of debt securities or holders of debt securities of a particular series shall have the power to modify the rights of the holders of debt securities or holders of debt securities of a particular series, as applicable, under the Trust Indenture. For that purpose, among others, the Trust Indenture will contain provisions to render binding on holders of debt securities, or holders of debt securities of a particular series, resolutions passed by the affirmative votes of the holders of not less than 66 2/3% of the aggregate principal amount of debt securities or of debt securities of a particular series who are present in person or represented by proxy at the meeting or serial meeting, as the case may be, or instruments in writing signed by holders of not less than 66 2/3% of the principal amount of outstanding debt securities or debt securities of a particular series entitled to vote thereon ("Extraordinary Resolutions"). The quorum

for meetings of holders of debt securities or serial meetings for holders of debt securities of a particular series at which such an Extraordinary Resolution will be considered shall be holders representing not less than 50% of the principal amount of outstanding debt securities or debt securities of a particular series then entitled to vote thereon. In certain circumstances, if holders representing not less than 50% of the principal amount of debt securities or debt securities of a particular series are not represented at the meeting or serial meeting, then the meeting or serial meeting shall stand adjourned and if properly reconvened in accordance with the terms of the Trust Indenture then those holders represented at the reconvened meeting or serial meeting shall constitute a proper quorum to consider, vote on and pass an Extraordinary Resolution.

PLAN OF DISTRIBUTION

The Trust may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and also may sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution.

The prospectus supplement relating to each offering of Securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Trust and any compensation payable to the underwriters, dealers or agents.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the prospectus supplement if any such securities are purchased.

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters, dealers or agents to or through whom Securities are sold by the Trust for public offering and sale may make a market in the Securities at any time without notice. No assurance can be given that a trading market in the Securities will develop or as to the liquidity of any trading market of the Securities.

RISK FACTORS

Investment in the Securities is subject to various risks including those risks inherent to the industry in which the Trust operates. Before deciding whether to invest in any Securities, investors should consider carefully the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement relating to a specific offering of Securities.

Discussions of certain risk factors affecting the Trust in connection with its business are provided in the Trust's disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus. In particular, see "Risk Factors" in the AIF and "Business Risks" in the description of each of the Trust's business segments in the MD&A. Before investing, prospective purchasers of Securities should carefully consider the information contained or incorporated by reference in this prospectus.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain legal matters relating to the Securities offered by a prospectus supplement will be passed upon, on behalf of the Trust, by McCarthy Tétrault LLP. If any underwriters, dealers or agents named in a prospectus supplement retain their own counsel to pass upon legal matters relating to the Securities, the counsel will be named in the prospectus supplement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the trust units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short-form prospectus of AltaGas Income Trust (the "Trust") dated April •, 2005 relating to the qualification for distribution of $500,000,000 aggregate principal amount of trust units and debt securities of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short-form prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of income and retained earnings and cash flows for the years then ended. Our report is dated February 14, 2005.

Calgary, Alberta
April •, 2005

CERTIFICATE OF THE TRUST

Dated: April 22, 2005

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

ALTAGAS INCOME TRUST
BY: ALTAGAS GENERAL
PARTNER INC., delegate of the
Trustee of AltaGas Income Trust

(Signed) DAVID W. CORNHILL
Chief Executive Officer

(Signed) PATRICIA M. NEWSON
Chief Financial Officer

On behalf of the Board of Directors
of ALTAGAS GENERAL
PARTNER INC.

(Signed) MYRON F. KANIK
Director

(Signed) DARYL H. GILBERT
Director

129

DÉCISION N° : 2005-MC-1417

NUMÉRO DE PROJET SÉDAR: 768808

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

(Régime d'examen concerté)

AltaGas Income Trust

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 22 avril 2005.

L'Autorité des marchés financiers,

Le 22 avril 2005
Date du visa

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

/ale

800, square Victoria, 22ième étage, tour de la Bourse,C .P. 246, Montréal (Québec) H4Z 1G3
Tél. :(514)395 -0337 * Télécopieur : (514)8 73-6155

130

NOVA SCOTIA
Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

AltaGas Income Trust

Receipt for a Preliminary Short Form Shelf Prospectus dated **April 22, 2005** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **22nd** day of **April, 2005**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Shelf Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 768808

(131)

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST TO HOST TELECONFERENCE ON MAY 11, 2005

Calgary, Alberta (May 5, 2005) -- AltaGas Income Trust (AltaGas or the Trust) will announce its first quarter 2005 earnings results on Wednesday, May 11, 2005. The Trust will host a teleconference to discuss the first quarter financial and operating results.

Conference Call details:

Date: Wednesday, May 11, 2005
Time: 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time)
Dial-in: 416-640-4127 or 800-814-4861 toll-free

Shortly after the conclusion of the live call, a replay will be available by dialing 416-640-1917 or 877-289-8525. The pass code is 21121981 followed by the pound key. The replay will expire at midnight (ET) on May 20, 2005.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.3 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and as a leading energy agency business, specializes in the procurement and supply of energy to end users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein(403) 269-5683
debbie.stein@altagas.ca

Website: www.altagas.ca

AltaGas

BY SEDAR May 6, 2005

To: **The Securities Commissions or Other Securities Regulatory Authorities in each of the Provinces of Canada**

Re: **AltaGas Income Trust ("AltaGas") - Results of Annual Meeting of Unitholders held on April 28, 2005**

Pursuant to Section 11.3 of National Instrument 51-102 - *Continuous Disclosure Obligations*, please be advised that in connection with the annual meeting of AltaGas unitholders held on April 28, 2005, the following matters were considered and approved in the manner set forth below at that meeting:

1. An ordinary resolution directing Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of those nominees described in the Management Information Circular of the Trust dated March 16, 2005 as directors of AltaGas General Partner Inc. (the "General Partner").

	Total
Votes for	30,619,196
Votes withheld	613,076
Total Votes Cast	31,232,272
Percentage of Votes in Favour of Resolution	98.0%
Percentage of Votes Against Resolution	2.0%

2. An ordinary resolution appointing Ernst & Young LLP as auditors of the Trust and authorizing the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity.

	Total
Votes for	30,606,362
Votes withheld	625,910
Total Votes Cast	31,232,272
Percentage of Votes in Favour of Resolution	98.0%
Percentage of Votes Against Resolution	2.0%

We trust that you will find the foregoing to be of assistance.

Yours truly,

"David W. Cornhill"

David W. Cornhill
Chairman and Chief Executive Officer of AltaGas General Partner Inc., as agent for AltaGas Income Trust

(133)

AltaGas

RECEIVED
2005 MAY 10 P 3:-3

ALTAGAS REPORTS STRONG FIRST QUARTER 2005 RESULTS

CALGARY, Alberta - May 11, 2005 - (TSX: ALA.UN) AltaGas Income Trust (AltaGas) today announced first quarter net income of $27.6 million, up from $11.0 million for the same quarter of 2004.

AltaGas declared a distribution of $0.15 per trust unit and exchangeable unit payable on June 15, 2005 to holders of record on May 25, 2005. AltaGas' total distributions for the first quarter 2005 were $0.45 per unit.

"Our financial and operational performance was solid for the first quarter of 2005," said David Cornhill, Chairman and Chief Executive Officer. "We are now benefiting from the successful integration of acquisitions made in the latter half of 2004 as well as strong performance from our existing asset base."

HIGHLIGHTS

- **Net income** – Net income for the three months ended March 31, 2005 was $27.6 million or $0.52 per unit, up from $11.0 million or $0.24 per share for the three months ended March 31, 2004. Net income for the first quarter 2005 includes a pre-tax gain of $4.8 million due to the sale of 1.4 million units of Taylor NGL Limited Partnership (Taylor) as well as a dilution gain of $4.4 million. The dilution gain was recorded as a result of a common unit issuance by Taylor in which AltaGas did not participate.

- **Net revenue** – Net revenue for the three months ended March 31, 2005 was $78.0 million, an increase of 36 percent from $57.2 for the three months ended March 31, 2004. The increase was largely due to acquisitions in the latter half of 2004, higher prices received on hedged power volumes and one-time gains resulting from AltaGas' reduced ownership interest in Taylor.

- ***Funds generated from operations*** – Record funds generated from operations of $31.1 million for the three months ended March 31, 2005 compared to $22.1 million for the three months ended March 31, 2004.

AltaGas will hold a teleconference today at 2:30 p.m. (Mountain)/4:30 p.m. (Eastern) to discuss the first quarter 2005 financial and operational results and other general issues and developments concerning the Trust. Members of the media, investment community and other interested parties may dial 416-640-4127 or toll free at 800-814-4861. No passcode is required.

Shortly after the conclusion of the call, a replay will be available by dialing 416-640-1917 or 877-289-8525. The pass code is 21121981. The replay will expire at midnight (Eastern) on May 18, 2005.

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totaling over $1 billion and a market capitalization of $1.3 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides

energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and as a leading energy agency business, specializes in the procurement and supply of energy to end users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein (403) 269-5683
debbie.stein@altagas.ca

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc.(ASI). This MD&A dated May 11, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust for the three month period ended March 31, 2005 and the notes thereto and with the audited consolidated financial statements and MD&A contained in the Trust's annual report for the year ended December 31, 2004.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this short MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. (ASI) voted in favor of a plan of arrangement to reorganize the business into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No.1 or AltaGas Holding Limited Partnership No.2. (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flows of the Trust are solely dependent on the results of the operating subsidiaries and are derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all the management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of the Trust.

The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

First quarter 2005 distributions declared were $0.15 monthly, or $0.45 per unit amounting to $24.1 million. During the first quarter of 2004, ASI paid dividends of $0.11 per common share. The following table summarizes AltaGas' dividend and distribution declaration history.[1]

(dollars per unit)		**2005**		2004		2003		2002		2001
First quarter	**$**	**0.45**	$	0.11	$	0.08	$	0.06	$	0.03
Second quarter				0.30		0.08		0.06		0.03
Third quarter				0.45		0.11		0.08		0.06
Fourth quarter				0.45		0.11		0.08		0.06
	$	**0.45**	$	1.31	$	0.38	$	0.28	$	0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. Monthly distributions to unitholders began in May 2004.

AltaGas has Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. DRIP participation generated $6.1 million in new equity through the issuance of 266,376 trust units in the first quarter of 2005. Since the DRIP was introduced in May 2004 it has contributed a total of $16.4 million of new equity. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

Consolidated Financial Results ($ millions)	**Three months ended March 31**	
	2005	2004
Revenue	**349.0**	193.5
Net revenue[1]	**78.0**	57.2
EBITDA[1]	**46.3**	31.2
Net income	**27.6**	11.0
Net additions (disposals) to capital assets	**(1.1)**	14.3
Total assets	**1,089.3**	917.3
Long-term liabilities	**309.0**	461.0
Cash flows		
Funds generated from operations[1][3]	**31.1**	22.1
Distributable cash[1] [3]	**29.7**	20.8
Distributions/dividends[2]	**24.0**	5.1
($ per unit)		
EBITDA	**0.87**	0.68
Net income	**0.52**	0.24
Cash flows		
Funds generated from operations	**0.58**	0.48
Distributable cash[1] [3]	**0.56**	0.45
Distributions/dividends[2]	**0.45**	0.11
Units outstanding (millions)		
Basic	**53.4**	45.9
End of period	**53.7**	45.9

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A

(2) Distributions of $0.15 per unit per month paid commencing June 2004 (declared in May) and dividends of $0.11 per share paid in Q1 2004

(3) Based on cash from operations and is not impacted by investing and financing activities, consequently the first quarter of 2005 does not include proceeds of $12.8 million from sale of units in Taylor NGL Limited Partnership

Net income for the three months ended March 31, 2005 was $27.6 million compared to $11.0 million for the three months ended March 31, 2004. The increase of $16.6 million includes a one-time after-tax gain of $7.9 million recorded as a result of AltaGas' percentage ownership reduction in Taylor.

On February 7, 2005, AltaGas sold 1.4 million units of Taylor resulting in a pre-tax gain of $4.8 million reducing its ownership interest to 4.0 million units or 14 percent. On March 22, 2005, Taylor offered partnership units for sale in a public offering, in which AltaGas did not participate, resulting in a reduction in AltaGas' ownership interest in Taylor to approximately 10 percent. The reduction resulted in a pre-tax dilution gain of $4.4 million.

Excluding the after-tax gain on Taylor, net income increased primarily as a result of contributions from PremStar and the Edmonton ethane extraction plant (EEEP), both of which were acquired in the latter half of 2004, higher prices received on hedged power volumes and lower income taxes. These net income increases were partially offset by higher operating and administrative costs as well as lower prices received for unhedged power volumes.

Funds generated from operations for the three months ended March 31, 2005 was $31.1 million or $9.0 million higher than the same period last year due to improved business performance and lower income tax payments. Funds generated from operations are calculated prior to the inclusion of $12.8 million in proceeds from the sale of units in Taylor.

For the three months ended March 31, 2005, revenue increased 80 percent to $349.0 million compared to $193.5 million for the same period last year. Net revenue in the first quarter 2005 was $78 million or $20.8 million higher than the first quarter of 2004. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

The increase in net revenue in the first quarter of 2005 compared to the same period last year was mainly due to the acquisition of EEEP and PremStar , overall higher power prices received on hedged volumes sold and the gains resulting from AltaGas' reduced ownership interest in Taylor.

Operating and administrative expenses were $31.7 million for the three months ended March 31, 2005 compared to $26.0 million for the same period of 2004. The increase was primarily due to 2004 acquisitions.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months ended March 31, 2005 rose 48 percent to $46.3 million compared to $31.2 million for the same three month period in 2004.

Amortization expense increased 21 percent to $12.1 million for the first quarter of 2005 compared to $10.0 million for the same period in 2004. The higher expense was due mainly to increases in the Trust's capital asset base due to acquisitions and internal expansion projects.

Interest expense of $5.1 million for the first quarter of 2005 was nine percent lower than the $5.6 million for the first quarter of 2004. The decrease in interest expense was primarily due to lower 2005 average debt balances driven by the Trust's equity issue in June 2004 and higher funds generated from operations partially offset by capital lease interest expense.

Income tax expense for the first three months of 2005, including the Taylor transactions, was $3.1 million less than that reported for the same period in the prior year even though income before taxes was higher. AltaGas' consolidated income from corporations was taxable for the period January 1 through March 31, 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. Incorporated subsidiaries in AltaGas' Natural Gas Distribution segment which operate as a regulated business under Utility Board regulation will continue to pay income tax.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

Net Revenue ($ millions)	**Three months ended March 31** **2005**	2004
Net revenue	**78.0**	57.2
Add: Cost of sales	**271.0**	136.3
Revenue (GAAP financial measure)	**349.0**	193.5

In the Natural Gas Distribution and Energy Services segments as well as the extraction component, net revenue better reflects performance than revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects growth in the business.

Operating Income ($ millions)	**Three months ended March 31** **2005**	2004
Operating income	**34.2**	21.2
Add (deduct): Interest	**(5.1)**	(5.6)
Income taxes	**(1.5)**	(4.6)
Net income (GAAP financial measure)	**27.6**	11.0

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements since interest and income taxes are not allocated to business segments. Operating income is used to measure operating performance without reference to financing decisions and income tax impacts which are not controlled at the operating management level.

EBITDA ($ millions)	**Three months ended March 31** **2005**	2004
EBITDA	**46.3**	31.2
Add (deduct): Amortization	**(12.1)**	(10.0)
Interest	**(5.1)**	(5.6)
Income taxes	**(1.5)**	(4.6)
Net income (GAAP financial measure)	**27.6**	11.0

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in evaluating AltaGas' ability to generate cash and its ability to cover interest payments.

Net Income Before Gains on Reduction in Ownership Interest in Long-term Investments ($ millions)	**Three months ended March 31** **2005**	2004
Net income before gains on reduction in ownership interest in long-term investments	**19.7**	10.9
Gains on long-term investments[1]	**7.9**	0.1
Net income (GAAP financial measure)	**27.6**	11.0

(1) After tax gain resulting from sale of Taylor units and dilution gain.

Funds Generated from Operations ($ millions)	Three months ended March 31 2005	 2004
Funds generated from operations	**31.1**	22.1
Add (deduct): Net change in non-cash working capital and other	**(15.0)**	2.1
Cash from operations (GAAP financial measure)	**16.1**	24.2

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations, after interest and taxes, without regard to changes in the Trust's non-cash working capital in the period.

Distributable Cash ($ millions)	Three months ended March 31 2005	 2004
Distributable cash flow	**29.7**	20.8
Add (deduct): Maintenance capital expenditures	**1.4**	1.3
Net change in non-cash working capital and other	**(15.0)**	2.1
Cash from operations (GAAP financial measure)	**16.1**	24.2

The Trust's distributable cash is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash is not a defined performance measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

In the first quarter of 2005, AltaGas sold 1.4 million units of Taylor NGL Limited Partnership for proceeds of $12.8. As the Trust's distributable cash is based on cash from operations net of the change in non-cash working capital and maintenance capital expenditures, it is not impacted by any changes to cash resulting from investing or financing activities and hence does not include the $12.8 million in proceeds from sale of Taylor units.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports consolidated financial and operating results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

Operating Income ($ millions)	Three months ended March 31 2005	 2004
Gathering and Processing	**20.0**	12.0
Energy Services	**9.0**	5.3
Natural Gas Distribution	**5.2**	3.9
	34.2	21.2

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results ($ millions)	**Three months ended March 31** **2005**	2004
Revenue	**82.9**	44.7
Net revenue	**53.8**	37.8
Operating and administrative expense	**26.5**	19.5
Amortization expense	**7.3**	6.3
Operating income	**20.0**	12.0

Operating Statistics	**Three months ended March 31** **2005**	2004
Field gathering and processing		
Capacity (Mmcf/d)[1]	**901**	901
Throughput (gross Mmcf/d)[2]	**558**	560
Capacity utilization (percent)[1]	**62**	62
Average working interest (percent)[1]	**90**	87
Extraction		
Inlet capacity (Mmcf/d)[1]	**539**	349
Production (Bbls/d)[2]	**21,103**	10,020
Transmission volumes (Mmcf/d)[2][3]	**429**	396

(1) As at March 31
(2) Average for the period
(3) Excludes condensate pipeline volumes

The Gathering and Processing segment generated revenue of $82.9 million for the three months ended March 31, 2005, an increase of 85 percent when compared to $44.7 million reported in the same period in 2004. Net revenue increased to $53.8 million, up $16.0 million for the first quarter of 2005 compared to $37.8 million reported in the same period in 2004.

Operating income for the three months ended March 31, 2005 increased to $20.0 million compared to $12.0 in the same period in 2004. Growth in operating income was due to gains recorded on transactions related to AltaGas' investment in Taylor, higher volumes processed at extraction facilities and higher field gathering and processing fees, partially offset by higher compressor repair and maintenance costs in the field gathering and processing component.

In the field gathering and processing component, net revenue for the three months ended March 31, 2005 was $29.9 million compared to $26.5 million for the same period last year. Volumes increased with the continuing strong gas drilling activity in the Western Canadian Sedimentary Basin during the first quarter of 2005 with 139 wells tied in to AltaGas' facilities compared with 155 during the same period in 2004. In addition, the Shaunavon, Saskatchewan solution gas recovery plant was commissioned in the first quarter of 2005. Over the last half of 2004 and into the first quarter of 2005, AltaGas continued its program of internal expansion installing additional facilities to increase capacity at Kirkpatrick Lake, Windfall, Thunder Lake and Mundare. These development projects are supported by producer commitments designed to mitigate AltaGas' financial exposure to potential throughput declines. Much of

the installed equipment at these facilities was redeployed from other AltaGas locations as was the majority of the equipment used in the construction of the Shaunavon plant. These increases in active processing assets were offset by the sale of the bulk of AltaGas' Winefred assets where production had been reduced as a result of the Alberta Energy and Utilities Board (EUB) decision on the gas over bitumen issue.

AltaGas also participated with a producer, in the construction of a large gathering line near the Rainbow Lake plant. This line is expected to result in an increase in the gas processed through the Rainbow Lake facility.

These increases in volumes processed in the first quarter 2005 were offset by temporary volume restrictions imposed by a third party during February 2005 reducing throughput at AltaGas' Rainbow Lake facility.

In the extraction component higher volumes processed resulted in net revenue of $7.2 million for the three months ended March 31, 2005 compared to $3.5 million for the same period in 2004. Average ethane and NGL volumes extracted for the first quarter of 2005 more than doubled reaching 21,103 Bbls/d compared to 10,020 Bbls/d for the same period in 2004. Volume increases for the first quarter were mainly due to the late August 2004 acquisition of its 48 2/3 interest in EEEP, the addition of PremStar volumes at the Empress ATCO facility and the Joffre ethane extraction plant.

Invested capital in the Gathering and Processing segment was $3.6 million, which is offset by the disposition of non-core assets and the Taylor units during the quarter ended March 31, 2005, compared to $14.1 million for the same period in 2004.

For the remainder of 2005 gas prices are expected to remain strong and continue to drive drilling activity. AltaGas has a series of expansion projects it expects to undertake at existing facilities during the balance of 2005. The projects are expected to positively impact volumes processed. In addition, processing fee and operating cost recovery negotiations will continue to have a positive impact on the financial results of the gathering and processing component.

The full year impact of the EEEP acquisition and the realization of value chain synergies with other components of the Trust's businesses are expected to provide stronger financial results in the extraction component in 2005. In the transmission component results are expected to be above 2004 levels based on higher volume commitments.

Additionally AltaGas will continue to explore investment or acquisition opportunities providing long term value to unitholders.

ENERGY SERVICES

The Energy Services segment is comprised of the power services and gas services components. This segment also includes the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results ($ millions)	**Three months ended March 31** **2005**	 2004
Revenue	**283.6**	133.4
Net revenue	**16.5**	9.8
Operating and administrative expense	**4.7**	2.4
Amortization expense	**2.8**	2.1
Operating income	**9.0**	5.3

Operating Statistics	**Three months ended March 31** **2005**	 2004
Power services		
Volume of power sold (thousands of MWh)	**851**	863
Average price received on the sale of power ($/MWh)[1]	**47.24**	45.78
Alberta Power Pool average spot price ($/MWh)[1]	**45.90**	48.78

(1) Average for the period

Revenue in the Energy Services segment for the three months ended March 31, 2005 was $283.6 million compared to $133.4 million for the same period last year, mainly due to the acquisition of the PremStar businesses in October 2004.

Net revenue in the first quarter 2005 from the power services component was $10.4 million, an increase of 35 percent compared to $7.7 million for the first quarter of 2004. The increase was primarily due to higher prices received on hedged volumes and fewer outage days this quarter compared to the first quarter last year, partially offset by lower power pool prices received on the sale of unhedged power volumes.

The average price received for power sales in the first quarter of 2005 was $47.24 per MWh compared to $45.78 per MWh in the first quarter of 2004. Average Alberta Power Pool spot prices were $45.90 per MWh and $48.78 per MWh in the first quarters of 2005 and 2004 respectively.

The gas services component contributed net revenue of $4.1 million for the first quarter of 2005 compared to $0.4 million in 2004. The increase was driven by service fees generated by PremStar which were acquired by AltaGas in the fourth quarter of 2004.

The outlook for the Energy Services segment for 2005 is positive with favourable pricing on hedged power volumes in the power business and reduced power costs experienced in the early part of the year are projected to continue throughout the year. The Gas Services component, including PremStar, continues to be on track with the outlook at the beginning of the year. PremStar continues to experience high rates of customer contract renewals.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited.

Financial Results	**Three months ended March 31**	
($ millions)	**2005**	2004
Revenue	**46.4**	48.1
Net revenue	**11.8**	9.7
Operating income(1)	**5.2**	3.9

(1) Gross revenue less costs of sales less operating administrative expense and amortization

	Three months ended March 31	
Operating Statistics(1)	**2005**	2004
Volume of natural gas distributed		
Sales (Bcf)	**5.4**	5.5
Transportation (Bcf)	**2.6**	3.0
Degree day variance (percent)(2)	**(1.8)**	2.0
Number of customers(3)	**60,638**	59,528

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At March 31

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual net revenue, resulting in strong first and fourth quarter results and second and third quarters results that show either small profits or losses.

In the first quarter 2005, net revenue in AltaGas' Natural Gas Distribution segment was $11.8 million compared to $9.7 million for the same period in 2004. The increase was due to anticipated rate increases to recover higher operating costs and amortization, partially offset by warmer weather in the first quarter this year compared to the first quarter last year as well as a negative regulatory adjustment in the first quarter of 2004.

On April 12, 2005 the EUB issued Decision 2005-029, which approved a request by AltaGas Utilities Inc. (AUI) to increase its rates to cover costs in providing gas to its residential and irrigation customers, effective May 1, 2005. Based on an average residential customer using 135 GJ/year, the EUB approved an increase on the distribution portion of a customer's bill of 4.4 per cent. The EUB also approved an increase in distribution rates for approximately 285 irrigation customers by 10 percent.

In December 2004 AUI filed a Phase 1 General Rate Application for 2005 and 2006. A hearing on the application is scheduled to begin on July 18, 2005 with a decision on this phase expected in the fourth quarter of 2005.

At the end of the first quarter of 2005 Heritage Gas Limited (Heritage) had commitments from 244 customers in Dartmouth, with 184 activated, 31 services installed expecting activation early in the second quarter of 2005 and 29 services remaining to be installed.

For the balance of 2005, Natural Gas Distribution segment financial results are expected to be slightly improved compared to 2004. This segment provides limited growth opportunities in the base business, so year over year the change is not expected to be significant. Heritage Gas Limited franchise area continues to expand with the impacts on financial results more likely to be evidenced in years beyond 2005.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ millions)	**Q1 05**	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03[1]	Q3 03[1]	Q2 03[1]
Net revenue	78.0	71.6	61.5	59.5	57.2	61.0	53.3	51.2
Net income	27.6	25.8	17.1	11.9	11.0	12.0	9.3	6.8
($ per unit)								
Earnings								
Basic	0.52	0.49	0.33	0.25	0.24	0.26	0.20	0.15
Diluted	0.52	0.48	0.33	0.25	0.24	0.26	0.20	0.15
Dividends/distributions[2]	0.45	0.45	0.45	0.30	0.11	0.11	0.11	0.08

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) The Trust pays a monthly distribution of $0.15 per unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid quarterly dividends from the Q1 2001 through Q1 2004

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment and seasonality in the business. The Natural Gas Distribution segment reports higher earnings in colder periods than in warmer periods resulting in the first and last quarters of each year being the most profitable for the consolidated entity.

Net income in the second quarter 2003 was $6.8 million, 39 percent higher than the same quarter in 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received for power and by the increased volumes sold under the newly acquired Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the second quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to changes announced in the federal large corporations tax legislation, was the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions, incremental power volumes sold from the Genesee energy contract and the completion of modifications to increase AltaGas' share of ethane production by 1,400 Bbls/d at the EnCana-operated Empress extraction plant late in the third quarter of 2003.

Reported net income in the first quarter 2004 was $11.0 million due to increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

In the second quarter of 2004 AltaGas converted from a corporate structure to an income trust. Strong operational performance in the second quarter of 2004 was driven by volume increases in the Gathering and Processing segment from acquisitions and expansions and from higher power volumes sold. Net income of $11.9 million improved substantially compared to the same quarter of the prior year, the combined impact of higher operational earnings and reduced income taxes, the latter driven by the conversion to an income trust. During the quarter the Trust made its first public offering of units as an income trust and raised $88.5 million with net proceeds which was used to reduce the Trust's debt. In the second quarter 2004 AltaGas commenced monthly distributions to unitholders of $0.15 per unit.

The third quarter of 2004 was the first full quarter as an income trust. The Trust generated record funds from operations of $28.6 million and increased net income to $17.1 million or $0.33 per unit. Highlights for the quarter included the closing of the EEEP acquisition and the acquisition of 25 megawatts of power peaking capacity in southern Alberta and a full quarter of reduced income tax expense resulting from the conversion to an income trust.

The highest quarterly net income in AltaGas' history highlighted the fourth quarter of 2004 as the Trust recorded $25.8 million or $0.49 per unit in net income. The increase was driven by the Energy Services segment, which benefited from higher power volumes sold and higher power prices on hedged volumes and the acquisition of the PremStar businesses. The Gathering and Processing segment, also provided improved results based on contributions from the acquisition of the Edmonton extraction ethane plant and improved operating performance in the field gathering and processing component.

First quarter 2005 results are discussed in detail in an earlier section of this MD&A.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (CICA) issued Accounting guideline 15 (AcG-15) "Consolidation of Variable Interest Entities" which is effective for annual and interim reporting periods commencing after November 1, 2004. This guideline requires organizations to assess any entity in which it may have a variable interest to determine whether or not the assets, liabilities and results of the entities' activities should be reported on other than a consolidated basis. AltaGas' has determined there is no requirement for change to its reporting with regard to its interests in those entities reported in its consolidated financial statements.

On March 18, 2005 the CICA issued revised Emerging Issues Committee Abstract (EIC) 151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. A initial draft of the EIC was released January 19, 2005 under which guidance AltaGas determined that the exchangeable securities issued and outstanding by AltaGas Limited Partnership No. 1 at December 31, 2004 and March 31, 2005 met the criteria for consolidation accounting at those dates.

The revised EIC becomes effective for annual and interim reporting periods ending on or after June 30, 2005. AltaGas expects that the exchangeable securities issued and outstanding by AltaGas Limited Partnership No. 1 will meet the criteria at June 30, 2005.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these critical accounting estimates, refer to MD&A in AltaGas' 2004 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2005 business has been to provide revenue stability in the power services component. Alberta Power Pool prices ranged from $7.74 per MWh to $997.00 per MWh in the first quarter of 2005. Through the use of financial hedges on the portion of its 2005 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At March 31, 2005 the Trust had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $232.7 million total drawn bank debt. Including AltaGas' medium term notes, the rate has been fixed on 90 percent of AltaGas' total debt, including capital leases. The amount of fixed rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During the first quarter of 2005, AltaGas invested $6.0 million in capital assets, energy services arrangements, contracts and relationships and long term investments compared to $16.3 million in the same period in 2004. AltaGas disposed of non-core assets in the gathering and processing segment totaling $7.1 million in original cost and reduced its investment interest in the Taylor NGL Limited Partnership through a sale of units and non-participation in a public equity offering by Taylor.

Invested capital by segment

For the three months ended March 31, 2005		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Additions, net of disposals:								
Capital assets	$	(3.5)	$	0.5	$	1.9	$	(1.1)
Energy service arrangements, contracts and relationships		-		-		-		-
Long-term investments and other assets		(8.1)		-		-		(8.1)
	$	(11.6)	$	0.5	$	1.9	$	(9.2)

For the three months ended March 31, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Additions, net of disposals:								
Capital assets	$	12.1	$	0.3	$	1.8	$	14.2
Energy service arrangements, contracts and relationships		-		-		-		-
Long-term investments and other assets		2.0		-		0.1		2.1
	$	14.1	$	0.3	$	1.9	$	16.3

AltaGas' categorizes its invested capital into maintenance, growth and administrative. Growth capital accounted for $3.9 million, which included Gathering and Processing facility acquisitions and expansions as well as expansions in the Natural Gas Distribution segment. Maintenance capital projects amounting to $1.4 million in the first three months of 2005 and $1.3 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments to maintain the productive capability of the facilities and gathering and distribution systems. Administrative capital expenditures, including computer hardware and software projects, totaled $0.7 million in the first quarter of 2005 compared to $0.9 million in the same period in 2004.

Invested capital by activity

For the three months ended March 31, 2005		**Gathering and Processing**		**Energy Services**		**Natural Gas Distribution**		**Total**
Capital								
Maintenance	**$**	**0.6**	**$**	**0.2**	**$**	**0.6**	**$**	**1.4**
Growth		**(12.8)**		**0.2**		**1.3**		**(11.3)**
Administrative		**0.6**		**0.1**		**-**		**0.7**
	$	**(11.6)**	**$**	**0.5**	**$**	**1.9**	**$**	**(9.2)**

For the three months ended March 31, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Capital								
Maintenance	$	0.5	$	-	$	0.8	$	1.3
Growth		13.2		-		0.9		14.1
Administrative		0.4		0.3		0.2		0.9
	$	14.1	$	0.3	$	1.9	$	16.3

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations for the quarter ended March 31, 2005 increased to $31.1 million from $22.1 million for the quarter ended March 31, 2004.

AltaGas had a working capital deficit of $94.8 million at March 31, 2005 compared to a working capital deficit of $106.5 million at December 31, 2004 and a working capital surplus of $2.9 million at March 31,

2004. The primary driver for this change in working capital is related to the reclassification of AltaGas' $100.0 million medium-term notes (MTNs) due October 4, 2005 to current portion of long term debt.

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2005. A description of the Trust's credit facilities can be found in Notes 9 and 10 to the consolidated financial statements included in the Trust's 2004 Annual Report.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. At March 31, 2005 AltaGas had total debt outstanding of $345.7 million down from $359.5 million at December 31, 2004. AltaGas Operating Partnership had $100.0 million in MTNs outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, banker's acceptances and letters of credit through bank lines totaling $425.0 million. As at March 31, 2005 AltaGas Holding Limited Partnership No.1 had drawn bank debt of $232.7 million and letters of credit outstanding of $36.6 million. These two entities fund all operating subsidiaries. As an income trust, the Trust targets a debt to total capitalization ratio between 45 percent and 50 percent. The Trust's debt to total capitalization ratio as at March 31, 2005 decreased to 41.1 percent from 42.6 percent at December 31, 2004.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for trust units and eligible securityholders also received exchangeable units that are exchangeable into trust units on a one for one basis. The exchangeable units are not listed for trading on an exchange.

As of April 30, 2005 the Trust had 51.6 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of $1.3 billion based on a closing trading price on April 29, 2005 of $24.17 per trust unit. There are $0.3 million options exercisable under the terms of the unit option plan brought forward in the reorganization.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations, since December 31, 2004. For further information on these contractual obligations, refer to the MD&A in AltaGas' 2004 Annual Report.

RELATED PARTIES

The Trust pays rent under a lease for office space to a company. which is owned by a member of management. Payments of $20.0 thousand were made in the first quarter 2005. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

SUBSEQUENT EVENTS

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus with Canadian Securities Commissions pursuant to which AltaGas Income Trust may issue up to an aggregate of $500 million of trust units and debt securities over a 25 month period. This filing will provide AltaGas with the flexibility to raise funds from the offering of trust units or debt securities through one or more methods of distribution when market conditions are appropriate. AltaGas plans to use the proceeds raised from any offerings to reduce outstanding indebtedness under the Trust's existing credit facilities and for general corporate purposes including the financing of acquisitions, other capital expenditures and investments.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force which provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

ALTAGAS INCOME TRUST
CONSOLIDATED BALANCE SHEETS

($ thousands)

	March 31, 2005 (unaudited)	December 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	**$ 2,862**	$ 2,669
Customer deposits	**24,821**	26,550
Accounts receivable	**156,394**	160,507
Inventory	**319**	250
Other	**6,071**	4,845
	190,467	194,821
Capital assets	**737,588**	746,729
Energy services arrangements, contracts and relationships	**111,309**	113,102
Goodwill	**18,860**	18,860
Future income taxes	**-**	208
Long-term investments and other assets (note 3)	**31,041**	34,876
	$1,089,265	$1,108,596
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 134,572**	$ 144,594
Distributions payable to unitholders	**8,051**	7,979
Short-term debt	**7,212**	7,016
Current portion of long-term debt	**101,018**	101,001
Customer deposits	**24,821**	26,550
Other	**9,554**	14,193
	285,228	301,333
Long-term debt	**237,439**	251,462
Asset retirement obligations	**15,648**	16,122
Future income taxes	**55,951**	56,164
	309,038	323,748
Unitholders' equity (notes 4 and 5)	**494,999**	483,515
	$1,089,265	$1,108,596

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(unaudited)

($ thousands except per unit amounts)

	Three months ended March 31	
	2005	2004
REVENUE		
Operating	**$ 339,097**	$ 193,129
Gain on investments (note 3)	**9,188**	99
Other	**699**	291
	348,984	193,519
EXPENSES		
Cost of sales	**271,004**	136,329
Operating and administrative	**31,717**	26,048
Amortization	**12,055**	9,990
	314,776	172,367
Operating income	**34,208**	21,152
Interest expense		
Short-term debt	**80**	107
Long-term debt	**4,977**	5,428
Income before income taxes	**29,151**	15,617
Income taxes	**1,531**	4,578
Net income	**27,620**	11,039
Accumulated earnings, beginning of period	**196,819**	89,904
Accumulated earnings, end of period	**$ 224,439**	$ 100,943
Net income per unit (note 5)		
Basic	**$ 0.52**	$ 0.24
Diluted	**$ 0.52**	$ 0.24

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ thousands)

	Three months ended March 31	
	2005	2004
Cash from operations		
Net income	$ **27,620**	$ 11,039
Items not involving cash:		
Amortization	**12,055**	9,990
Accretion of asset retirement obligations	**320**	183
Stock option compensation	**-**	136
Future income taxes	**147**	521
Loss (gain) on assets and investments	**(9,206)**	77
Equity income	**(681)**	(453)
Distributions from equity investments	**740**	554
Other	**124**	65
Funds generated from operations	**31,119**	22,112
ARO costs incurred and other	**(145)**	-
Net change in non-cash working capital	**(14,832)**	2,059
	16,142	24,171
Investing activities		
Decrease in customer deposits	**1,729**	-
Acquisition of capital assets	**(5,305)**	(16,483)
Disposition of capital assets	**4,831**	-
Acquisition of energy services arrangements and contracts	**-**	(12)
Acquisition of long-term investments and other assets	**(136)**	(2,173)
Disposition of long-term investments and other assets	**12,807**	300
	13,926	(18,368)
Financing activities		
Decrease in operating loans and long-term debt	**(13,810)**	(2,538)
Dividends	**-**	(5,051)
Distributions to unitholders	**(24,011)**	-
Net proceeds from issuance of units and common shares (note 5)	**7,946**	1,786
	(29,875)	(5,803)
Change in cash and cash equivalents	**193**	-
Cash and cash equivalents, beginning of period	**2,669**	-
Cash and cash equivalents, end of period	$ **2,862**	$ -

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(tabular amounts in $ thousands)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of trust units or exchangeable units on a one for one basis. These unaudited interim consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures prior to December 31, 2004 are those of ASI.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Trust's annual consolidated financial statements for the fiscal year ended December 31, 2004. These interim consolidated financial statements for the three months ended March 31, 2005 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in the Trust's Annual Report.

3. GAIN ON INVESTMENTS

On February 7, 2005 the Trust sold 1.4 million partnership units of Taylor NGL Limited Partnership (Taylor) for proceeds of $12.8 million realizing a pre-tax gain of $4.8 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units or14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue which reduced the Trust's ownership in Taylor to 9.6 percent and resulted in a pre-tax dilution gain of $4.4 million.

4. UNITHOLDERS' EQUITY

	March 31, 2005	December 31, 2004
Unitholders' capital (note 6)	**$ 394,584**	$ 386,638
Contributed surplus	**2,823**	2,823
Accumulated earnings	**224,439**	196,819
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions	**(85,733)**	(61,651)
	$ 494,999	$ 483,515

For the quarter ended March 31, 2005 $nil (2004 - $5.1 million) of dividends and $24.0 million (2004 - $nil) of distributions were paid by the Trust.

5. UNITHOLDERS' CAPITAL

Authorized

- an unlimited number of trust units redeemable for cash at the option of the holder
- an unlimited number of AltaGas Holding Limited Partnership No. 1 (LP1) class B limited partnership units which are exchangeable into trust units on a one for one basis no later than May 1, 2014. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of LP1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of the Trust.
- an unlimited number of AltaGas Holding Limited Partnership No. 2 (LP2) class B limited partnership units which are exchangeable into trust units on a one for one basis no later than May 1, 2009. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of LP2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of the Trust.

Trust units issued and outstanding:	Number of units	Amount
December 31, 2004	**49,825,241**	**$ 367,349**
Units issued for cash on exercise of options	**214,978**	**1,861**
Units issued under distribution reinvestment program	**266,376**	**6,085**
Units issued for exchangeable units	**1,187,958**	**6,799**
March 31, 2005	**51,494,553**	**382,094**
Exchangeable units issued and outstanding:		
December 31, 2004	**3,370,294**	**19,289**
LP1 units redeemed for trust units	**(1,187,958)**	**(6,799)**
March 31, 2005	**2,182,336**	**12,490**
Issued and outstanding March 31, 2005	**53,676,889**	**$ 394,584**

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At March 31, 2005 3,800,000 units were reserved for issuance under the plan. To March 31, 2005 options granted under the plan, including those granted in the first quarter of 2005, generally had a term of ten years to expiry and vested no longer than over a four year period. On May 1, 2004 subsequent to the establishment of the Trust all options granted were vested.

At March 31, 2005 outstanding options are exercisable at various dates to the year 2015 (2003 - 2014). Options outstanding under the plan have a weighted average exercise price of $13.09 (2004 - $9.31) and a weighted average remaining term of 8.13 years (2004 - 8.29 years). As at March 31, 2005 the unexpensed fair value of unit option compensation cost associated with future periods was $nil (December 31, 2004 - $nil).

	Number of Options		Weighted Average Exercise Price
Unit options outstanding, December 31, 2004	**349,411**	**$**	**9.02**
Granted	**40,000**		**24.62**
Exercised	**(214,978)**		**8.62**
Unit options outstanding, March 31, 2005	**174,433**	**$**	**13.09**
Exercisable at March 31, 2005	**134,433**	**$**	**9.66**

The basic number of units outstanding for the three months ended March 31 2005 was 53.4 million (March 31, 2004 – 45.9 million ASI shares) and the diluted number of units outstanding for the three months ended March 31, 2005 was 53.6 million (March 31, 2004 – 46.6 million ASI shares).

6. RELATED PARTY TRANSACTIONS

The Trust pays rent under a lease for office space a company which is owned by a member of management. Payments of $20.0 thousand were made during the quarter ended March 31, 2005 (March 31, 2004 – nil). The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years. These transactions have been recorded at their exchange amounts.

7. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions between the reporting segments are recorded at fair value. The Trust has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end users and related services.

For the three months ended March 31, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 82,948	$ 283,556	$ 46,374	$ (63,894)	$ 348,984
Cost of sales	(29,149)	(267,115)	(34,558)	59,818	(271,004)
Operating and administrative expenses	(26,553)	(4,619)	(4,621)	4,076	(31,717)
Amortization	(7,257)	(2,817)	(1,981)	-	(12,055)
Operating income	$ 19,989	$ 9,005	$ 5,214	$ -	$ 34,208
Net additions to:					
Capital assets	$ (3,542)	$ 515	$ 1,903	$ -	$ (1,124)
Energy Services arrangements, contracts and relationships	$ -	$ -	$ -	$ -	$ -
Long-term investments and other assets	$ (8,085)	$ -	$ 34	$ -	$ (8,051)
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 769,993	$ 175,134	$ 144,138	$ -	$ 1,089,265

For the three months ended March 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 44,692	$ 133,409	$ 48,129	$ (32,711)	$ 193,519
Cost of sales	(6,900)	(123,649)	(38,387)	32,607	(136,329)
Operating and administrative expenses	(19,545)	(2,332)	(4,275)	104	(26,048)
Amortization	(6,276)	(2,132)	(1,582)	-	(9,990)
Operating income	$ 11,971	$ 5,296	$ 3,885	$ -	$ 21,152
Net additions to:					
Capital assets	$ 12,107	$ 302	$ 1,845	$ -	$ 14,254
Energy Services arrangements, contracts and relationships	$ -	$ 12	$ -	$ -	$ 12
Long-term investments and other assets	$ 1,972	$ -	$ 105	$ -	$ 2,077
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 784,837	$ 165,998	$ 157,761	$ -	$ 1,108,596

8. PENSION PLANS AND RETIREMENT BENEFITS

Substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

The total post retirement benefit cost recorded in the statement of income for the three months ended March 31, 2005 is $0.3 million (March 31, 2004 - $0.3 million).

9. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

10. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

OTHER INFORMATION

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q1/05	Q4/04	Q3/04	Q2/04	Q1/04
Revenue					
Gathering and Processing					
Field gathering and processing	**29.9**	32.1	28.5	28.4	26.5
Extraction	**36.3**	36.8	16.9	10.8	10.4
Transmission	**6.6**	6.6	6.5	6.4	7.0
Other	**10.5**	1.2	0.8	0.8	1.3
Intercomponent elimination	**(0.4)**	(0.5)	(0.6)	(0.5)	(0.5)
Energy Services	**283.6**	248.3	124.6	124.1	133.4
Natural Gas Distribution[(1)]	**46.4**	41.9	14.0	20.6	48.1
Intersegment elimination	**(63.9)**	(54.6)	(12.2)	(15.2)	(32.7)
	349.0	311.8	178.5	175.4	193.5
Net revenue					
Gathering and Processing					
Field gathering and processing	**29.9**	32.1	28.5	28.4	26.5
Extraction	**7.2**	8.2	5.5	3.6	3.5
Transmission	**6.6**	6.6	6.5	6.4	7.0
Other	**10.5**	1.2	0.8	0.9	1.3
Intercomponent elimination	**(0.4)**	(0.5)	(0.6)	(0.5)	(0.5)
Energy Services	**16.5**	18.9	16.6	14.6	9.8
Natural Gas Distribution[(1)]	**11.8**	9.7	5.1	6.2	9.7
Intersegment elimination	**(4.1)**	(4.6)	(0.9)	(0.1)	(0.1)
	78.0	71.6	61.5	59.5	57.2
Operating income					
Gathering and Processing	**20.0**	14.1	12.1	7.2	12.0
Energy Services	**9.0**	11.4	11.6	10.0	5.3
Natural Gas Distribution[(1)]	**5.2**	3.9	(0.3)	0.4	3.9
	34.2	29.4	23.4	17.6	21.2

(1) Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.
Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q1/05	Q4/04	Q3/04	Q2/04	Q1/04
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) [(1)]	**901**	913	906	906	901
Processed throughput (gross Mmcf/d) [(2)]	**558**	558	552	563	560
Capacity utilization (percent) [(1)]	**62**	61	61	62	62
Average working interest (percent) [(1)]	**90**	90	89	89	87
Extraction					
Licensed inlet capacity (Mmcf/d) [(1)]	**539**	539	539	349	349
Production (Bbls/d) [(2)]	**21,103**	21,244	13,054	9,337	10,020
Transmission volumes (Mmcf/d) [(2)(4)]	**429**	432	417	415	396
Energy Services					
Volume of power sold (thousands of MWh)	**851**	879	877	862	863
Price received on the sale of power ($/MWh) [(2)]	**47.24**	50.17	49.22	49.88	45.78
Average Alberta Power Pool prices ($/MWh) [(2)]	**45.90**	54.95	54.35	60.07	48.78
Natural Gas Distribution[(5)]					
Customers	**60,638**	60,430	60,048	59,266	59,528
Volume of natural gas distributed					
Sales (Bcf) [(6)]	**5.4**	4.4	1.5	2.2	5.5
Transportation (Bcf)	**2.5**	2.8	2.6	2.6	3.0
Degree day variance (percent) [(3)]	**(1.8)**	(4.4)	24.8	11.5	2.0

(1) At period end
(2) Quarter average
(3) Variance from 20-year average. Positive variances are favourable
(4) Excludes condensate transmission volumes
(5) Excludes Inuvik Gas and Heritage Gas operating statistics
(6) *Q2 and Q3 natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment*

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

134

ALTAGAS
First Quarter
2005



ALTAGAS INCOME TRUST
1700, 355 4 Avenue SW
Calgary, Alberta, Canada
T2P 0J1
www.altagas.ca
Ph: 403-691-7575
Fx: 403-691-7576

AltaGas Reports Strong First Quarter 2005 Results

CALGARY, Alberta - May 11, 2005 - (TSX: ALA.UN) AltaGas Income Trust (AltaGas) today announced first quarter net income of $27.6 million, up from $11.0 million for the same quarter of 2004.

AltaGas declared a distribution of $0.15 per trust unit and exchangeable unit payable on June 15, 2005 to holders of record on May 25, 2005. AltaGas' total distributions for the first quarter 2005 were $0.45 per unit.

"Our financial and operational performance was solid for the first quarter of 2005," said David Cornhill, Chairman and Chief Executive Officer. "We are now benefiting from the successful integration of acquisitions made in the latter half of 2004 as well as strong performance from our existing asset base."

HIGHLIGHTS

- **Net income** - Net income for the three months ended March 31, 2005 was $27.6 million or $0.52 per unit, up from $11.0 million or $0.24 per share for the three months ended March 31, 2004. Net income for the first quarter 2005 includes a pre-tax gain of $4.8 million due to the sale of 1.4 million units of Taylor NGL Limited Partnership (Taylor) as well as a dilution gain of $4.4 million. The dilution gain was recorded as a result of a common unit issuance by Taylor in which AltaGas did not participate.

- **Net revenue** - Net revenue for the three months ended March 31, 2005 was $78.0 million, an increase of 36 percent from $57.2 for the three months ended March 31, 2004. The increase was largely due to acquisitions in the latter half of 2004, higher prices received on hedged power volumes and one-time gains resulting from AltaGas' reduced ownership interest in Taylor.

- **Funds generated from operations** - Record funds generated from operations of $31.1 million for the three months ended March 31, 2005 compared to $22.1 million for the three months ended March 31, 2004.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc.(ASI). This MD&A dated May 11, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust for the three month period ended March 31, 2005 and the notes thereto and with the audited consolidated financial statements and MD&A contained in the Trust's annual report for the year ended December 31, 2004.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated or expected, and such forward looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this short MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. (ASI) voted in favor of a plan of arrangement to reorganize the business into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No.1 or AltaGas Holding Limited Partnership No.2. (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flows of the Trust are solely dependent on the results of the operating subsidiaries and are derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all the management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of the Trust.

The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

First quarter 2005 distributions declared were $0.15 monthly, or $0.45 per unit amounting to $24.1 million. During the first quarter of 2004, ASI paid dividends of $0.11 per common share. The following table summarizes AltaGas' dividend and distribution declaration history.[1]

(dollars per unit)	2005	2004	2003	2002	2001
First quarter	$ 0.45	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter		0.30	0.08	0.06	0.03
Third quarter		0.45	0.11	0.08	0.06
Fourth quarter		0.45	0.11	0.08	0.06
	$ 0.45	$ 1.31	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. Monthly distributions to unitholders began in May 2004.

AltaGas has Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. DRIP participation generated $6.1 million in new equity through the issuance of 266,376 trust units in the first quarter of 2005. Since the DRIP was introduced in May 2004 it has contributed a total of $16.4 million of new equity. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

CONSOLIDATED FINANCIAL RESULTS ($ millions)	Three months ended March 31 2005	 2004
Revenue	349.0	193.5
Net revenue[1]	78.0	57.2
EBITDA[1]	46.3	31.2
Net income	27.6	11.0
Net additions to (disposals of) capital assets	(1.1)	14.3
Total assets	1,089.3	917.3
Long-term liabilities	309.0	461.0
Cash flows		
Funds generated from operations[1][3]	31.1	22.1
Distributable cash[1][3]	29.7	20.8
Distributions/dividends[2]	24.0	5.1

($ per unit)		
EBITDA	0.87	0.68
Net income	0.52	0.24
Cash flows		
Funds generated from operations	0.58	0.48
Distributable cash[1][3]	0.56	0.45
Distributions/dividends[2]	0.45	0.11
Units outstanding (millions)		
Basic	53.4	45.9
End of period	53.7	45.9

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A

(2) Distributions of $0.15 per unit per month paid commencing June 2004 (declared in May) and dividends of $0.11 per share paid in Q1 2004

(3) Based on cash from operations and is not impacted by investing and financing activities, consequently the first quarter of 2005 does not include proceeds of $12.8 million from sale of units in Taylor NGL Limited Partnership

Net income for the three months ended March 31, 2005 was $27.6 million compared to $11.0 million for the three months ended March 31, 2004. The increase of $16.6 million includes a one-time after-tax gain of $7.9 million recorded as a result of AltaGas' percentage ownership reduction in Taylor.

On February 7, 2005, AltaGas sold 1.4 million units of Taylor resulting in a pre-tax gain of $4.8 million reducing its ownership interest to 4.0 million units or 14 percent. On March 22, 2005, Taylor offered partnership units for sale in a public offering, in which AltaGas did not participate, resulting in a reduction in AltaGas' ownership interest in Taylor to approximately 10 percent. The reduction resulted in a pre-tax dilution gain of $4.4 million.

Excluding the after-tax gain on Taylor, net income increased primarily as a result of contributions from PremStar and the Edmonton ethane extraction plant (EEEP), both of which were acquired in the latter half of 2004, higher prices received on hedged power volumes and lower income taxes. These net income increases were partially offset by higher operating and administrative costs as well as lower prices received for unhedged power volumes.

Funds generated from operations for the three months ended March 31, 2005 was $31.1 million or $9.0 million higher than the same period last year due to improved business performance and lower income tax payments. Funds generated from operations are calculated prior to the inclusion of $12.8 million in proceeds from the sale of units in Taylor.

For the three months ended March 31, 2005, revenue increased 80 percent to $349.0 million compared to $193.5 million for the same period last year. Net revenue in the first quarter 2005 was $78 million or $20.8 million higher than the first quarter of 2004. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

The increase in net revenue in the first quarter of 2005 compared to the same period last year was mainly due to the acquisition of EEEP and PremStar , overall higher power prices received on hedged volumes sold and the gains resulting from AltaGas' reduced ownership interest in Taylor.

Operating and administrative expenses were $31.7 million for the three months ended March 31, 2005 compared to $26.0 million for the same period of 2004. The increase was primarily due to 2004 acquisitions.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months ended March 31, 2005 rose 48 percent to $46.3 million compared to $31.2 million for the same three month period in 2004.

Amortization expense increased 21 percent to $12.1 million for the first quarter of 2005 compared to $10.0 million for the same period in 2004. The higher expense was due mainly to increases in the Trust's capital asset base due to acquisitions and internal expansion projects.

Interest expense of $5.1 million for the first quarter of 2005 was nine percent lower than the $5.6 million for the first quarter of 2004. The decrease in interest expense was primarily due to lower 2005 average debt balances driven by the Trust's equity issue in June 2004 and higher funds generated from operations partially offset by capital lease interest expense.

Income tax expense for the first three months of 2005, including the Taylor transaction, was $3.1 million less than that reported for the same period in the prior year even though income before taxes was higher. AltaGas' consolidated income from corporations was taxable for the period January 1 through March 31, 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. Incorporated subsidiaries in AltaGas' Natural Gas Distribution segment which operate as a regulated business under Utility Board regulation will continue to pay income tax.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

NET REVENUE		Three months ended March 31	
($ millions)		2005	2004
Net revenue		78.0	57.2
Add:	Cost of sales	271.0	136.3
Revenue (GAAP financial measure)		349.0	193.5

In the Natural Gas Distribution and Energy Services segments as well as the extraction component, net revenue better reflects performance than revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects growth in the business.

OPERATING INCOME		Three months ended March 31	
($ millions)		2005	2004
Operating income		34.2	21.2
Add (deduct):	Interest	(5.1)	(5.6)
	Income taxes	(1.5)	(4.6)
Net income (GAAP financial measure)		27.6	11.0

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements since interest and income taxes are not allocated to business segments. Operating income is used to measure operating performance without reference to financing decisions and income tax impacts which are not controlled at the operating management level.

EBITDA		Three months ended March 31	
($ millions)		2005	2004
EBITDA		46.3	31.2
Add (deduct):	Amortization	(12.1)	(10.0)
	Interest	(5.1)	(5.6)
	Income taxes	(1.5)	(4.6)
Net income (GAAP financial measure)		27.6	11.0

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in evaluating AltaGas' ability to generate cash and its ability to cover interest payments.

NET INCOME BEFORE GAINS ON REDUCTION IN OWNERSHIP INTEREST IN LONG-TERM INVESTMENTS	Three months ended March 31	
($ millions)	2005	2004
Net income before gains on reduction in ownership interest in long-term investments	19.7	10.9
Gains on long-term investments[1]	7.9	0.1
Net income (GAAP financial measure)	27.6	11.0

(1) *After tax gain resulting from sale of Taylor units and dilution gain*

FUNDS GENERATED FROM OPERATIONS	Three months ended March 31	
($ millions)	**2005**	2004
Funds generated from operations	31.1	22.1
Add (deduct): Net change in non-cash working capital and other	(15.0)	2.1
Cash from operations (GAAP financial measure)	16.1	24.2

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations, after interest and taxes, without regard to changes in the Trust's non-cash working capital in the period.

DISTRIBUTABLE CASH	Three months ended March 31	
($ millions)	**2005**	2004
Distributable cash flow	29.7	20.8
Add (deduct): Maintenance capital expenditures	1.4	1.3
Net change in non-cash working capital and other	(15.0)	2.1
Cash from operations (GAAP financial measure)	16.1	24.2

The Trust's distributable cash is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash is not a defined performance measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

In the first quarter of 2005, AltaGas sold 1.4 million units of Taylor NGL Limited Partnership for proceeds of $12.8. As the Trust's distributable cash is based on cash from operations net of the change in non-cash working capital and maintenance capital expenditures, it is not impacted by any changes to cash resulting from investing or financing activities and hence does not include the $12.8 million in proceeds from sale of Taylor units.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports consolidated financial and operating results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

OPERATING INCOME	Three months ended March 31	
($ millions)	**2005**	2004
Gathering and Processing	20.0	12.0
Energy Services	9.0	5.3
Natural Gas Distribution	5.2	3.9
	34.2	21.2

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

FINANCIAL RESULTS ($ millions)	Three months ended March 31 2005	2004
Revenue	82.9	44.7
Net revenue	53.8	37.8
Operating and administrative expense	26.5	19.5
Amortization expense	7.3	6.3
Operating income	20.0	12.0

OPERATING STATISTICS	Three months ended March 31 2005	2004
Field gathering and processing		
Capacity (Mmcf/d)[1]	901	901
Throughput (gross Mmcf/d)[2]	558	560
Capacity utilization (percent) [1]	62	62
Average working interest (percent)[1]	90	87
Extraction		
Inlet capacity (Mmcf/d)[1]	539	349
Production (Bbls/d)[2]	21,103	10,020
Transmission volumes (Mmcf/d)[2][3]	429	396

(1) *As at March 31*
(2) *Average for the period*
(3) *Excludes condensate pipeline volumes*

The Gathering and Processing segment generated revenue of $82.9 million for the three months ended March 31, 2005, an increase of 85 percent when compared to $44.7 million reported in the same period in 2004. Net revenue increased to $53.8 million, up $16.0 million for the first quarter of 2005 compared to $37.8 million reported in the same period in 2004.

Operating income for the three months ended March 31, 2005 increased to $20.0 million compared to $12.0 in the same period in 2004. Growth in operating income was due to gains recorded on transactions related to AltaGas' investment in Taylor, higher volumes processed at extraction facilities and higher field gathering and processing fees, partially offset by higher compressor repair and maintenance costs in the field gathering and processing component.

In the field gathering and processing component, net revenue for the three months ended March 31, 2005 was $29.9 million compared to $26.5 million for the same period last year. Volumes increased with the continuing strong gas drilling activity in the Western Canadian Sedimentary Basin during the first quarter of 2005 with 139 wells tied in to AltaGas' facilities compared with 155 during the same period in 2004. In addition, the Shaunavon, Saskatchewan solution gas recovery plant was commissioned in the first quarter of 2005. Over the last half of 2004 and into the first quarter of 2005, AltaGas continued its program of internal expansion installing additional facilities to increase capacity at Kirkpatrick Lake, Windfall, Thunder Lake and Mundare. These development projects are supported by producer commitments designed to mitigate AltaGas' financial exposure to potential throughput declines. Much of the installed equipment at these facilities was redeployed from other AltaGas locations as was the majority of the equipment used in the construction of the Shaunavon plant. These increases in active processing assets were offset by the sale of the bulk of AltaGas' Winefred assets where production had been reduced as a result of the Alberta Energy and Utilities Board (EUB) decision on the gas over bitumen issue.

AltaGas also participated with a producer, in the construction of a large gathering line near the Rainbow Lake plant. This line is expected to result in an increase in the gas processed through the Rainbow Lake facility.

These increases in volumes processed in the first quarter 2005 were offset by temporary volume restrictions imposed by a third party during February 2005 reducing throughput at AltaGas' Rainbow Lake facility.

In the extraction component higher volumes processed resulted in net revenue of $7.2 million for the three months ended March 31, 2005 compared to $3.5 million for the same period in 2004. Average ethane and NGL volumes extracted for the first quarter of 2005 more than doubled reaching 21,103 Bbls/d compared to 10,020 Bbls/d for the same period in 2004. Volume increases for the first quarter were mainly due to the late August 2004 acquisition of its 48 2/3 interest in EEEP, the addition of PremStar volumes at the Empress ATCO facility and the Joffre ethane extraction plant.

Invested capital in the Gathering and Processing segment was $3.6 million, which is offset by the disposition of non-core assets and the Taylor units during the quarter ended March 31, 2005, compared to $14.1 million for the same period in 2004.

For the remainder of 2005 gas prices are expected to remain strong and continue to drive drilling activity. AltaGas has a series of expansion projects it expects to undertake at existing facilities during the balance of 2005. The projects are expected to positively impact volumes processed. In addition, processing fee and operating cost recovery negotiations will continue to have a positive impact on the financial results of the gathering and processing component.

The full year impact of the EEEP acquisition and the realization of value chain synergies with other components of the Trust's businesses are expected to provide stronger financial results in the extraction component in 2005. In the transmission component results are expected to be above 2004 levels based on higher volume commitments.

Additionally AltaGas will continue to explore investment or acquisition opportunities providing long term value to unitholders.

ENERGY SERVICES

The Energy Services segment is comprised of the power services and gas services components. This segment also includes the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

FINANCIAL RESULTS	Three months ended March 31	
($ millions)	2005	2004
Revenue	283.6	133.4
Net revenue	16.5	9.8
Operating and administrative expense	4.7	2.4
Amortization expense	2.8	2.1
Operating income	9.0	5.3

OPERATING STATISTICS	Three months ended March 31	
	2005	2004
Power services		
Volume of power sold (thousands of MWh)	851	863
Average price received on the sale of power ($/MWh)[1]	47.24	45.78
Alberta Power Pool average spot price ($/MWh)[1]	45.90	48.78

(1) *Average for the period*

Revenue in the Energy Services segment for the three months ended March 31, 2005 was $283.6 million compared to $133.4 million for the same period last year, mainly due to the acquisition of the PremStar businesses in October 2004.

Net revenue in the first quarter 2005 from the power services component was $10.4 million, an increase of 35 percent compared to $7.7 million for the first quarter of 2004. The increase was primarily due to higher prices received on hedged volumes and fewer outage days this quarter compared to the first quarter last year, partially offset by lower power pool prices received on the sale of unhedged power volumes.

The average price received for power sales in the first quarter of 2005 was $47.24 per MWh compared to $45.78 per MWh in the first quarter of 2004. Average Alberta Power Pool spot prices were $45.90 per MWh and $48.78 per MWh in the first quarters of 2005 and 2004 respectively.

The gas services component contributed net revenue of $4.1 million for the first quarter of 2005 compared to $0.4 million in 2004. The increase was driven by service fees generated by PremStar which was acquired by AltaGas in the fourth quarter of 2004.

The outlook for the Energy Services segment for 2005 is positive with favourable pricing on hedged power volumes in the power business and reduced power costs experienced in the early part of the year are projected to continue throughout the year. The Gas Services component, including PremStar, continues to be on track with the outlook at the beginning of the year. PremStar continues to experience high rates of customer contract renewals.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited.

FINANCIAL RESULTS ($ millions)	Three months ended March 31 2005	2004
Revenue	46.4	48.1
Net revenue	11.8	9.7
Operating income[1]	5.2	3.9

(1) Gross revenue less costs of sales less operating administrative expense and amortization

OPERATING STATISTICS[1]	Three months ended March 31 2005	2004
Volume of natural gas distributed		
Sales (Bcf)	5.4	5.5
Transportation (Bcf)	2.6	3.0
Degree day variance (percent)[2]	(1.8)	2.0
Number of customers[3]	60,638	59,528

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At March 31

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual net revenue, resulting in strong first and fourth quarter results and second and third quarters results that show either small profits or losses.

In the first quarter 2005, net revenue in AltaGas' Natural Gas Distribution segment was $11.8 million compared to $9.7 million for the same period in 2004. The increase was due to anticipated rate increases to recover higher operating costs and amortization, partially offset by warmer weather in the first quarter this year compared to the first quarter last year as well as a negative regulatory adjustment in the first quarter of 2004.

On April 12, 2005 the EUB issued Decision 2005-029, which approved a request by AltaGas Utilities Inc. (AUI) to increase its rates to cover costs in providing gas to its residential and irrigation customers, effective May 1, 2005. Based on an average residential customer using 135 GJ/year, the EUB approved an increase on the distribution portion of a customer's bill of 4.4 percent. The EUB also approved an increase in distribution rates for approximately 285 irrigation customers by 10 percent.

In December 2004 AUI filed a Phase 1 General Rate Application for 2005 and 2006. A hearing on the application is scheduled to begin on July 18, 2005 with a decision on this phase expected in the fourth quarter of 2005.

At the end of the first quarter of 2005 Heritage Gas Limited (Heritage) had commitments from 244 customers in Dartmouth, with 184 activated, 31 services installed expecting activation early in the second quarter of 2005 and 29 services remaining to be installed.

For the balance of 2005, Natural Gas Distribution segment financial results are expected to be slightly improved compared to 2004. This segment provides limited growth opportunities in the base business, so year over year the change is not expected to be significant. Heritage Gas Limited franchise area continues to expand with the impacts on financial results more likely to be evidenced in years beyond 2005.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ millions)	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03[1]	Q3 03[1]	Q2 03[1]
Net revenue	78.0	71.6	61.5	59.5	57.2	61.0	53.3	51.2
Net income	27.6	25.8	17.1	11.9	11.0	12.0	9.3	6.8
($ per unit)								
Earnings								
Basic	0.52	0.49	0.33	0.25	0.24	0.26	0.20	0.15
Diluted	0.52	0.48	0.33	0.25	0.24	0.26	0.20	0.15
Dividends/distributions[2]	0.45	0.45	0.45	0.30	0.11	0.11	0.11	0.08

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) The Trust pays a monthly distribution of $0.15 per unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid quarterly dividends from the Q1 2001 through Q1 2004

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment and seasonality in the business. The Natural Gas Distribution segment reports higher earnings in colder periods than in warmer periods resulting in the first and last quarters of each year being the most profitable for the consolidated entity.

Net income in the second quarter 2003 was $6.8 million, 39 percent higher than the same quarter in 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received for power and by the increased volumes sold under the newly acquired Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the second quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to changes announced in the federal large corporations tax legislation, was the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions, incremental power volumes sold from the Genesee energy contract and the completion of modifications to increase AltaGas' share of ethane production by 1,400 Bbls/d at the EnCana-operated Empress extraction plant late in the third quarter of 2003.

Reported net income in the first quarter 2004 was $11.0 million due to increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

In the second quarter of 2004 AltaGas converted from a corporate structure to an income trust. Strong operational performance in the second quarter of 2004 was driven by volume increases in the Gathering and Processing segment from acquisitions and expansions and from higher power volumes sold. Net income of $11.9 million improved substantially compared to the same quarter of the prior year, the combined impact of higher operational earnings and reduced income taxes, the latter driven by the conversion to an income trust. During the quarter the Trust made its first public offering of units as an income trust and raised $88.5 million with net proceeds which was used to reduce the Trust's debt. In the second quarter 2004 AltaGas commenced monthly distributions to unitholders of $0.15 per unit.

The third quarter of 2004 was the first full quarter as an income trust. The Trust generated record funds from operations of $28.6 million and increased net income to $17.1 million or $0.33 per unit. Highlights for the quarter included the closing of the EEEP acquisition and the acquisition of 25 megawatts of power peaking capacity in southern Alberta and a full quarter of reduced income tax expense resulting from the conversion to an income trust.

The highest quarterly net income in AltaGas' history highlighted the fourth quarter of 2004 as the Trust recorded $25.8 million or $0.49 per unit in net income. The increase was driven by the Energy Services segment, which benefited from higher power volumes sold and higher power prices on hedged volumes and the acquisition of the PremStar businesses. The Gathering and Processing segment, also provided improved results based on contributions from the acquisition of the Edmonton extraction ethane plant and improved operating performance in the field gathering and processing component.

First quarter 2005 results are discussed in detail in an earlier section of this MD&A.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (CICA) issued Accounting guideline 15 (AcG-15) "Consolidation of Variable Interest Entities" which is effective for annual and interim reporting periods commencing after November 1, 2004. This guideline requires organizations to assess any entity in which it may have a variable interest to determine whether or not the assets, liabilities and results of the entities' activities should be reported on other than a consolidated basis. AltaGas' has determined there is no requirement for change to its reporting with regard to its interests in those entities reported in its consolidated financial statements.

On March 18, 2005 the CICA issued revised Emerging Issues Committee Abstract (EIC) 151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. An initial draft of the EIC was released January 19, 2005 under which guidance AltaGas determined that the exchangeable

securities issued and outstanding by AltaGas Limited Partnership No. 1 at December 31, 2004 and March 31, 2005 met the criteria for consolidation accounting at those dates.

The revised EIC becomes effective for annual and interim reporting periods ending on or after June 30, 2005. AltaGas expects that the exchangeable securities issued and outstanding by AltaGas Limited Partnership No. 1 will meet the criteria at June 30, 2005.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these critical accounting estimates, refer to MD&A in AltaGas' 2004 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2005 business has been to provide revenue stability in the power services component. Alberta Power Pool prices ranged from $7.74 per MWh to $997.00 per MWh in the first quarter of 2005. Through the use of financial hedges on the portion of its 2005 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At March 31, 2005 the Trust had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $232.7 million total drawn bank debt. Including AltaGas' medium term notes, the rate has been fixed on 90 percent of AltaGas' total debt, including capital leases. The amount of fixed rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During the first quarter of 2005, AltaGas invested $6.0 million in capital assets, energy services arrangements, contracts and relationships and long term investments compared to $16.3 million in the same period in 2004. AltaGas disposed of non-core assets in the gathering and processing segment totaling $7.1 million in original cost and reduced its investment interest in the Taylor NGL Limited Partnership through a sale of units and non-participation in a public equity offering by Taylor.

INVESTED CAPITAL BY SEGMENT

For the three months ended March 31, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ (3.5)	$ 0.5	$ 1.9	$ (1.1)
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(8.1)	-	-	(8.1)
	$ (11.6)	$ 0.5	$ 1.9	$ (9.2)

For the three months ended March 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ 12.1	$ 0.3	$ 1.8	$ 14.2
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	2.0	-	0.1	2.1
	$ 14.1	$ 0.3	$ 1.9	$ 16.3

AltaGas categorizes its invested capital into maintenance, growth and administrative. Growth capital accounted for $3.9 million, which included Gathering and Processing facility acquisitions and expansions as well as expansions in the Natural Gas Distribution segment. Maintenance capital projects amounting to $1.4 million in the first three months of 2005 and $1.3 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments to maintain the productive capability of the facilities and gathering and distribution systems. Administrative capital expenditures, including computer hardware and software projects, totaled $0.7 million in the first quarter of 2005 compared to $0.9 million in the same period in 2004.

INVESTED CAPITAL BY ACTIVITY

For the three months ended March 31, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.6	$ 0.2	$ 0.6	$ 1.4
Growth	(12.8)	0.2	1.3	(11.3)
Administrative	0.6	0.1	-	0.7
	$ (11.6)	$ 0.5	$ 1.9	$ (9.2)

For the three months ended March 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.5	$ -	$ 0.8	$ 1.3
Growth	13.2	-	0.9	14.1
Administrative	0.4	0.3	0.2	0.9
	$ 14.1	$ 0.3	$ 1.9	$ 16.3

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations for the quarter ended March 31, 2005 increased to $31.1 million from $22.1 million for the quarter ended March 31, 2004.

AltaGas had a working capital deficit of $94.8 million at March 31, 2005 compared to a working capital deficit of $106.5 million at December 31, 2004 and a working capital surplus of $2.9 million at March 31, 2004. The primary driver for this change in working capital is related to the reclassification of AltaGas' $100.0 million medium-term notes (MTNs) due October 4, 2005 to current portion of long term debt.

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2005. A description of the Trust's credit facilities can be found in Notes 9 and 10 to the consolidated financial statements included in the Trust's 2004 Annual Report.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. At March 31, 2005 AltaGas had total debt outstanding of \$345.7 million down from \$359.5 million at December 31, 2004. AltaGas Operating Partnership had \$100.0 million in MTNs outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, banker's acceptances and letters of credit through bank lines totaling \$425.0 million. As at March 31, 2005 AltaGas Holding Limited Partnership No.1 had drawn bank debt of \$232.7 million and letters of credit outstanding of \$36.6 million. These two entities fund all operating subsidiaries. As an income trust, the Trust targets a debt to total capitalization ratio between 45 percent and 50 percent. The Trust's debt to total capitalization ratio as at March 31, 2005 decreased to 41.1 percent from 42.6 percent at December 31, 2004.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for trust units and eligible securityholders also received exchangeable units that are exchangeable into trust units on a one for one basis. The exchangeable units are not listed for trading on an exchange.

As of April 30, 2005 the Trust had 51.6 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of \$1.3 billion based on a closing trading price on April 29, 2005 of \$24.17 per trust unit. There are \$0.3 million options exercisable under the terms of the unit option plan brought forward in the reorganization.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations, since December 31, 2004. For further information on these contractual obligations, refer to the MD&A in AltaGas' 2004 Annual Report.

RELATED PARTIES

The Trust pays rent under a lease for office space to a company which is owned by a member of management. Payments of \$20.0 thousand were made in the first quarter 2005. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

SUBSEQUENT EVENTS

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus with Canadian Securities Commissions pursuant to which AltaGas Income Trust may issue up to an aggregate of \$500 million of trust units and debt securities over a 25 month period. This filing will provide AltaGas with the flexibility to raise funds from the offering of trust units or debt securities through one or more methods of distribution when market conditions are appropriate. AltaGas plans to use the proceeds raised from any offerings to reduce outstanding indebtedness under the Trust's existing credit facilities and for general corporate purposes including the financing of acquisitions, other capital expenditures and investments.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force which provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

Consolidated Balance Sheets

($ thousands)	March 31 2005 unaudited	December 31 2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,862	$ 2,669
Customer deposits	24,821	26,550
Accounts receivable	156,394	160,507
Inventory	319	250
Other	6,071	4,845
	190,467	194,821
Capital assets	737,588	746,729
Energy services arrangements, contracts and relationships	111,309	113,102
Goodwill	18,860	18,860
Future income taxes	-	208
Long-term investments and other assets (note 3)	31,041	34,876
	$ 1,089,265	$ 1,108,596
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 134,572	$ 144,594
Distributions payable to unitholders	8,051	7,979
Short-term debt	7,212	7,016
Current portion of long-term debt	101,018	101,001
Customer deposits	24,821	26,550
Other	9,554	14,193
	285,228	301,333
Long-term debt	237,439	251,462
Asset retirement obligations	15,648	16,122
Future income taxes	55,951	56,164
	309,038	323,748
Unitholders' equity (notes 4 and 5)	494,999	483,515
	$ 1,089,265	$ 1,108,596

See accompanying notes to the consolidated financial statements

Consolidated Statements of Income and Accumulated Earnings

($ thousands except per unit amounts)	Three Months Ended March 31 2005	2004
REVENUE		
Operating	$ 339,097	$ 193,129
Gain on investments (note 3)	9,188	99
Other	699	291
	348,984	193,519
EXPENSES		
Cost of sales	271,004	136,329
Operating and administrative	31,717	26,048
Amortization	12,055	9,990
	314,776	172,367
Operating income	34,208	21,152
Interest expense		
Short-term debt	80	107
Long-term debt	4,977	5,428
Income before income taxes	29,151	15,617
Income taxes	1,531	4,578
Net income	27,620	11,039
Accumulated earnings, beginning of period	196,819	89,904
Accumulated earnings, end of period	$ 224,439	$ 100,943
Net income per unit (note 5)		
Basic	$ 0.52	$ 0.24
Diluted	$ 0.52	$ 0.24

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

($ thousands)	Three months ended March 31 2005	2004
CASH FROM OPERATIONS		
Net income	$ 27,620	$ 11,039
Items not involving cash:		
Amortization	12,055	9,990
Accretion of asset retirement obligations	320	183
Stock option compensation	-	136
Future income taxes	147	521
Loss (gain) on sale of assets and investments	(9,206)	77
Equity income	(681)	(453)
Distributions from equity investments	740	554
Other	124	65
Funds generated from operations	31,119	22,112
ARO costs incurred and other	(145)	-
Net change in non-cash working capital	(14,832)	2,059
	16,142	24,171
INVESTING ACTIVITIES		
Decrease in customer deposits	1,729	-
Acquisition of capital assets	(5,305)	(16,483)
Disposition of capital assets	4,831	-
Acquisition of energy services arrangements and contracts	-	(12)
Acquisition of long-term investments and other assets	(136)	(2,173)
Disposition of long-term investments and other assets	12,807	300
	13,926	(18,368)
FINANCING ACTIVITIES		
Decrease in operating loans and long-term debt	(13,810)	(2,538)
Dividends	-	(5,051)
Distributions to unitholders	(24,011)	-
Net proceeds from issuance of units and common shares (note 5)	7,946	1,786
	(29,875)	(5,803)
Change in cash and cash equivalents	193	-
Cash and cash equivalents, beginning of period	2,669	-
Cash and cash equivalents, end of period	$ 2,862	$ -

See accompanying notes to the consolidated financial statements

Selected Notes to the Consolidated Financial Statements

(Unaudited)
(tabular amounts in $ thousands)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of trust units or exchangeable units on a one for one basis. These unaudited interim consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures prior to May 1, 2004 are those of ASI.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Trust's annual consolidated financial statements for the fiscal year ended December 31, 2004. These interim consolidated financial statements for the three months ended March 31, 2005 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in the Trust's Annual Report.

3. GAIN ON INVESTMENTS

On February 7, 2005 the Trust sold 1.4 million partnership units of Taylor NGL Limited Partnership (Taylor) for proceeds of $12.8 million realizing a pre-tax gain of $4.8 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units or 14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue which reduced the Trust's ownership in Taylor to 9.6 percent and resulted in a pre-tax dilution gain of $4.4 million.

4. UNITHOLDERS' EQUITY

	March 31 2005	December 31 2004
Unitholders' capital (note 6)	$ 394,584	$ 386,638
Contributed surplus	2,823	2,823
Accumulated earnings	224,439	196,819
Accumulated dividends	(41,114)	(41,114)
Accumulated unitholders' distributions	(85,733)	(61,651)
	$ 494,999	$ 483,515

For the quarter ended March 31, 2005 $nil (2004 - $5.1 million) of dividends and $24.0 million (2004 - $nil) of distributions were paid by the Trust.

5. UNITHOLDERS' CAPITAL

Authorized

- an unlimited number of trust units redeemable for cash at the option of the holder
- an unlimited number of AltaGas Holding Limited Partnership No. 1 (LP1) class B limited partnership units which are exchangeable into trust units on a one for one basis no later than May 1, 2014. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of LP1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of the Trust.
- an unlimited number of AltaGas Holding Limited Partnership No. 2 (LP2) class B limited partnership units which are exchangeable into trust units on a one for one basis no later than May 1, 2009. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of LP2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of the Trust.

Trust units issued and outstanding:	Number of units		Amount
December 31, 2004	49,825,241	$	367,349
Units issued for cash on exercise of options	214,978		1,861
Units issued under distribution reinvestment program	266,376		6,085
Units issued for exchangeable units	1,187,958		6,799
March 31, 2005	51,494,553		382,094
Exchangeable units issued and outstanding:			
December 31, 2004	3,370,294		19,289
LP1 units redeemed for trust units	(1,187,958)		(6,799)
March 31, 2005	2,182,336		12,490
Issued and outstanding March 31, 2005	53,676,889	$	394,584

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At March 31, 2005 3,800,000 units were reserved for issuance under the plan. To March 31, 2005 options granted under the plan, including those granted in the first quarter of 2005, generally had a term of ten years to expiry and vested no longer than over a four year period. On May 1, 2004 subsequent to the establishment of the Trust all options granted were vested.

At March 31, 2005 outstanding options are exercisable at various dates to the year 2015 (2003 - 2014). Options outstanding under the plan have a weighted average exercise price of $13.09 (2004 - $9.31) and a weighted average remaining term of 8.13 years (2004 - 8.29 years). As at March 31, 2005 the unexpensed fair value of unit option compensation cost associated with future periods was $nil (December 31, 2004 - $nil).

	Number of Options		Weighted Average Exercise Price
Unit options outstanding, December 31, 2004	349,411	$	9.02
Granted	40,000		24.62
Exercised	(214,978)		8.62
Unit options outstanding, March 31, 2005	174,433	$	13.09
Exercisable at March 31, 2005	134,433	$	9.66

The basic number of units outstanding for the three months ended March 31, 2005 was 53.4 million (March 31, 2004 - 45.9 million ASI shares) and the diluted number of units outstanding for the three months ended March 31, 2005 was 53.6 million (March 31, 2004 - 46.6 million ASI shares).

6. RELATED PARTY TRANSACTIONS

The Trust pays rent under a lease for office space to a company which is owned by a member of management. Payments of $20.0 thousand were made during the quarter ended March 31, 2005 (March 31, 2004 - nil). The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years. These transactions have been recorded at their exchange amounts.

7. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions between the reporting segments are recorded at fair value. The Trust has three reportable segments:

Gathering and Processing - natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services - power services, gas services and oil and natural gas production.

Natural Gas Distribution - natural gas distribution to end users and related services.

For the three months ended March 31, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 82,948	$ 283,556	$ 46,374	$ (63,894)	$ 348,984
Cost of sales	(29,149)	(267,115)	(34,558)	59,818	(271,004)
Operating and administrative expenses	(26,553)	(4,619)	(4,621)	4,076	(31,717)
Amortization	(7,257)	(2,817)	(1,981)	-	(12,055)
Operating income	$ 19,989	$ 9,005	$ 5,214	$ -	$ 34,208
Net additions to:					
Capital assets	$ (3,542)	$ 515	$ 1,903	$ -	$ (1,124)
Energy Services arrangements, contracts and relationships	$ -	$ -	$ -	$ -	$ -
Long-term investments and other assets	$ (8,085)	$ -	$ 34	$ -	$ (8,051)
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 769,993	$ 175,134	$ 144,138	$ -	$ 1,089,265

For the three months ended March 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 44,692	$ 133,409	$ 48,129	$ (32,711)	$ 193,519
Cost of sales	(6,900)	(123,649)	(38,387)	32,607	(136,329)
Operating and administrative expenses	(19,545)	(2,332)	(4,275)	104	(26,048)
Amortization	(6,276)	(2,132)	(1,582)	-	(9,990)
Operating income	$ 11,971	$ 5,296	$ 3,885	$ -	$ 21,152
Net additions to:					
Capital assets	$ 12,107	$ 302	$ 1,845	$ -	$ 14,254
Energy Services arrangements, contracts and relationships	$ -	$ 12	$ -	$ -	$ 12
Long-term investments and other assets	$ 1,972	$ -	$ 105	$ -	$ 2,077
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 784,837	$ 165,998	$ 157,761	$ -	$ 1,108,596

8. PENSION PLANS AND RETIREMENT BENEFITS

Substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

The total post retirement benefit cost recorded in the statement of income for the three months ended March 31, 2005 is $0.3 million (March 31, 2004 - $0.3 million).

9. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

10. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

Financial and Operating Summary

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q1/05	Q4/04	Q3/04	Q2/04	Q1/04
REVENUE					
Gathering and Processing					
Field gathering and processing	29.9	32.1	28.5	28.4	26.5
Extraction	36.3	36.8	16.9	10.8	10.4
Transmission	6.6	6.6	6.5	6.4	7.0
Other	10.5	1.2	0.8	0.8	1.3
Intercomponent elimination	(0.4)	(0.5)	(0.6)	(0.5)	(0.5)
Energy Services	283.6	248.3	124.6	124.1	133.4
Natural Gas Distribution[1]	46.4	41.9	14.0	20.6	48.1
Intersegment elimination	(63.9)	(54.6)	(12.2)	(15.2)	(32.7)
	349.0	311.8	178.5	175.4	193.5
NET REVENUE					
Gathering and Processing					
Field gathering and processing	29.9	32.1	28.5	28.4	26.5
Extraction	7.2	8.2	5.5	3.6	3.5
Transmission	6.6	6.6	6.5	6.4	7.0
Other	10.5	1.2	0.8	0.9	1.3
Intercomponent elimination	(0.4)	(0.5)	(0.6)	(0.5)	(0.5)
Energy Services	16.5	18.9	16.6	14.6	9.8
Natural Gas Distribution[1]	11.8	9.7	5.1	6.2	9.7
Intersegment elimination	(4.1)	(4.6)	(0.9)	(0.1)	(0.1)
	78.0	71.6	61.5	59.5	57.2
OPERATING INCOME					
Gathering and Processing	20.0	14.1	12.1	7.2	12.0
Energy Services	9.0	11.4	11.6	10.0	5.3
Natural Gas Distribution[1]	5.2	3.9	(0.3)	0.4	3.9
	34.2	29.4	23.4	17.6	21.2

(1) Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q1/05	Q4/04	Q3/04	Q2/04	Q1/04
GATHERING AND PROCESSING					
Field gathering and processing					
Processing capacity (gross Mmcf/d) [1]	901	913	906	906	901
Processed throughput (gross Mmcf/d) [2]	558	558	552	563	560
Capacity utilization (percent) [1]	62	61	61	62	62
Average working interest (percent) [1]	90	90	89	89	87
Extraction					
Licensed inlet capacity (Mmcf/d) [1]	539	539	539	349	349
Production (Bbls/d) [2]	21,103	21,244	13,054	9,337	10,020
Transmission volumes (Mmcf/d) [2][4]	429	432	417	415	396
ENERGY SERVICES					
Volume of power sold (thousands of MWh)	851	879	877	862	863
Price received on the sale of power ($/MWh) [2]	47.24	50.17	49.22	49.88	45.78
Average Alberta Power Pool prices ($/MWh) [2]	45.90	54.95	54.35	60.07	48.78
NATURAL GAS DISTRIBUTION[5]					
Customers	60,638	60,430	60,048	59,266	59,528
Volume of natural gas distributed					
Sales (Bcf) [6]	5.4	4.4	1.5	2.2	5.5
Transportation (Bcf)	2.5	2.8	2.6	2.6	3.0
Degree day variance (percent) [3]	(1.8)	(4.4)	24.8	11.5	2.0

(1) At period end
(2) Quarter average
(3) Variance from 20-year average. Positive variances are favourable
(4) Excludes condensate transmission volumes
(5) Excludes Inuvik Gas Ltd. and Heritage Gas Limited operating statistics
(6) Q2 and Q3 2003 and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totaling over $1 billion and a market capitalization of $1.3 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and as a leading energy agency business, specializes in the procurement and supply of energy to end users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

MEDIA
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

INVESTMENT COMMUNITY
Debbie Stein (403) 269-5683
debbie.stein@altagas.ca
investor.relations@altagas.ca

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc.(ASI). This MD&A dated May 11, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust for the three month period ended March 31, 2005 and the notes thereto and with the audited consolidated financial statements and MD&A contained in the Trust's annual report for the year ended December 31, 2004.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated or expected, and such forward looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this short MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. (ASI) voted in favor of a plan of arrangement to reorganize the business into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No.1 or AltaGas Holding Limited Partnership No.2. (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flows of the Trust are solely dependent on the results of the operating subsidiaries and are derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all the management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of the Trust.

The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

First quarter 2005 distributions declared were $0.15 monthly, or $0.45 per unit amounting to $24.1 million. During the first quarter of 2004, ASI paid dividends of $0.11 per common share. The following table summarizes AltaGas' dividend and distribution declaration history.[1]

(dollars per unit)	2005	2004	2003	2002	2001
First quarter	$ 0.45	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter		0.30	0.08	0.06	0.03
Third quarter		0.45	0.11	0.08	0.06
Fourth quarter		0.45	0.11	0.08	0.06
	$ 0.45	$ 1.31	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. Monthly distributions to unitholders began in May 2004.

AltaGas has Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. DRIP participation generated $6.1 million in new equity through the issuance of 266,376 trust units in the first quarter of 2005. Since the DRIP was introduced in May 2004 it has contributed a total of $16.4 million of new equity. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

CONSOLIDATED FINANCIAL RESULTS	Three months ended March 31	
($ millions)	2005	2004
Revenue	349.0	193.5
Net revenue[1]	78.0	57.2
EBITDA[1]	46.3	31.2
Net income	27.6	11.0
Net additions to (disposals of) capital assets	(1.1)	14.3
Total assets	1,089.3	917.3
Long-term liabilities	309.0	461.0
Cash flows		
Funds generated from operations[1][3]	31.1	22.1
Distributable cash[1][3]	29.7	20.8
Distributions/dividends[2]	24.0	5.1

($ per unit)		
EBITDA	0.87	0.68
Net income	0.52	0.24
Cash flows		
Funds generated from operations	0.58	0.48
Distributable cash[1][3]	0.56	0.45
Distributions/dividends[2]	0.45	0.11
Units outstanding (millions)		
Basic	53.4	45.9
End of period	53.7	45.9

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A

(2) Distributions of $0.15 per unit per month paid commencing June 2004 (declared in May) and dividends of $0.11 per share paid in Q1 2004

(3) Based on cash from operations and is not impacted by investing and financing activities, consequently the first quarter of 2005 does not include proceeds of $12.8 million from sale of units in Taylor NGL Limited Partnership

Net income for the three months ended March 31, 2005 was $27.6 million compared to $11.0 million for the three months ended March 31, 2004. The increase of $16.6 million includes a one-time after-tax gain of $7.9 million recorded as a result of AltaGas' percentage ownership reduction in Taylor.

On February 7, 2005, AltaGas sold 1.4 million units of Taylor resulting in a pre-tax gain of $4.8 million reducing its ownership interest to 4.0 million units or 14 percent. On March 22, 2005, Taylor offered partnership units for sale in a public offering, in which AltaGas did not participate, resulting in a reduction in AltaGas' ownership interest in Taylor to approximately 10 percent. The reduction resulted in a pre-tax dilution gain of $4.4 million.

Excluding the after-tax gain on Taylor, net income increased primarily as a result of contributions from PremStar and the Edmonton ethane extraction plant (EEEP), both of which were acquired in the latter half of 2004, higher prices received on hedged power volumes and lower income taxes. These net income increases were partially offset by higher operating and administrative costs as well as lower prices received for unhedged power volumes.

Funds generated from operations for the three months ended March 31, 2005 was $31.1 million or $9.0 million higher than the same period last year due to improved business performance and lower income tax payments. Funds generated from operations are calculated prior to the inclusion of $12.8 million in proceeds from the sale of units in Taylor.

For the three months ended March 31, 2005, revenue increased 80 percent to $349.0 million compared to $193.5 million for the same period last year. Net revenue in the first quarter 2005 was $78 million or $20.8 million higher than the first quarter of 2004. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

The increase in net revenue in the first quarter of 2005 compared to the same period last year was mainly due to the acquisition of EEEP and PremStar , overall higher power prices received on hedged volumes sold and the gains resulting from AltaGas' reduced ownership interest in Taylor.

Operating and administrative expenses were $31.7 million for the three months ended March 31, 2005 compared to $26.0 million for the same period of 2004. The increase was primarily due to 2004 acquisitions.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months ended March 31, 2005 rose 48 percent to $46.3 million compared to $31.2 million for the same three month period in 2004.

Amortization expense increased 21 percent to $12.1 million for the first quarter of 2005 compared to $10.0 million for the same period in 2004. The higher expense was due mainly to increases in the Trust's capital asset base due to acquisitions and internal expansion projects.

Interest expense of $5.1 million for the first quarter of 2005 was nine percent lower than the $5.6 million for the first quarter of 2004. The decrease in interest expense was primarily due to lower 2005 average debt balances driven by the Trust's equity issue in June 2004 and higher funds generated from operations partially offset by capital lease interest expense.

Income tax expense for the first three months of 2005, including the Taylor transaction, was $3.1 million less than that reported for the same period in the prior year even though income before taxes was higher. AltaGas' consolidated income from corporations was taxable for the period January 1 through March 31, 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. Incorporated subsidiaries in AltaGas' Natural Gas Distribution segment which operate as a regulated business under Utility Board regulation will continue to pay income tax.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

NET REVENUE		Three months ended March 31	
($ millions)		2005	2004
Net revenue		78.0	57.2
Add:	Cost of sales	271.0	136.3
Revenue (GAAP financial measure)		349.0	193.5

In the Natural Gas Distribution and Energy Services segments as well as the extraction component, net revenue better reflects performance than revenue. As changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects growth in the business.

OPERATING INCOME		Three months ended March 31	
($ millions)		2005	2004
Operating income		34.2	21.2
Add (deduct):	Interest	(5.1)	(5.6)
	Income taxes	(1.5)	(4.6)
Net income (GAAP financial measure)		27.6	11.0

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements since interest and income taxes are not allocated to business segments. Operating income is used to measure operating performance without reference to financing decisions and income tax impacts which are not controlled at the operating management level.

EBITDA		Three months ended March 31	
($ millions)		2005	2004
EBITDA		46.3	31.2
Add (deduct):	Amortization	(12.1)	(10.0)
	Interest	(5.1)	(5.6)
	Income taxes	(1.5)	(4.6)
Net income (GAAP financial measure)		27.6	11.0

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in evaluating AltaGas' ability to generate cash and its ability to cover interest payments.

NET INCOME BEFORE GAINS ON REDUCTION IN OWNERSHIP INTEREST IN LONG-TERM INVESTMENTS	Three months ended March 31	
($ millions)	2005	2004
Net income before gains on reduction in ownership interest in long-term investments	19.7	10.9
Gains on long-term investments[1]	7.9	0.1
Net income (GAAP financial measure)	27.6	11.0

[1] After tax gain resulting from sale of Taylor units and dilution gain

FUNDS GENERATED FROM OPERATIONS		Three months ended March 31	
($ millions)		2005	2004
Funds generated from operations		31.1	22.1
Add (deduct):	Net change in non-cash working capital and other	(15.0)	2.1
Cash from operations (GAAP financial measure)		16.1	24.2

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations, after interest and taxes, without regard to changes in the Trust's non-cash working capital in the period.

DISTRIBUTABLE CASH		Three months ended March 31	
($ millions)		2005	2004
Distributable cash flow		29.7	20.8
Add (deduct):	*Maintenance capital expenditures*	1.4	1.3
Net change in non-cash working capital and other		(15.0)	2.1
Cash from operations (GAAP financial measure)		16.1	24.2

The Trust's distributable cash is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash is not a defined performance measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

In the first quarter of 2005, AltaGas sold 1.4 million units of Taylor NGL Limited Partnership for proceeds of $12.8. As the Trust's distributable cash is based on cash from operations net of the change in non-cash working capital and maintenance capital expenditures, it is not impacted by any changes to cash resulting from investing or financing activities and hence does not include the $12.8 million in proceeds from sale of Taylor units.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports consolidated financial and operating results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

OPERATING INCOME	Three months ended March 31	
($ millions)	2005	2004
Gathering and Processing	20.0	12.0
Energy Services	9.0	5.3
Natural Gas Distribution	5.2	3.9
	34.2	21.2

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

FINANCIAL RESULTS ($ millions)	Three months ended March 31 2005	2004
Revenue	82.9	44.7
Net revenue	53.8	37.8
Operating and administrative expense	26.5	19.5
Amortization expense	7.3	6.3
Operating income	20.0	12.0

OPERATING STATISTICS	Three months ended March 31 2005	2004
Field gathering and processing		
Capacity (Mmcf/d)[1]	901	901
Throughput (gross Mmcf/d)[2]	558	560
Capacity utilization (percent) [1]	62	62
Average working interest (percent)[1]	90	87
Extraction		
Inlet capacity (Mmcf/d)[1]	539	349
Production (Bbls/d)[2]	21,103	10,020
Transmission volumes (Mmcf/d)[2][3]	429	396

(1) *As at March 31*

(2) *Average for the period*

(3) *Excludes condensate pipeline volumes*

The Gathering and Processing segment generated revenue of $82.9 million for the three months ended March 31, 2005, an increase of 85 percent when compared to $44.7 million reported in the same period in 2004. Net revenue increased to $53.8 million, up $16.0 million for the first quarter of 2005 compared to $37.8 million reported in the same period in 2004.

Operating income for the three months ended March 31, 2005 increased to $20.0 million compared to $12.0 in the same period in 2004. Growth in operating income was due to gains recorded on transactions related to AltaGas' investment in Taylor, higher volumes processed at extraction facilities and higher field gathering and processing fees, partially offset by higher compressor repair and maintenance costs in the field gathering and processing component.

In the field gathering and processing component, net revenue for the three months ended March 31, 2005 was $29.9 million compared to $26.5 million for the same period last year. Volumes increased with the continuing strong gas drilling activity in the Western Canadian Sedimentary Basin during the first quarter of 2005 with 139 wells tied in to AltaGas' facilities compared with 155 during the same period in 2004. In addition, the Shaunavon, Saskatchewan solution gas recovery plant was commissioned in the first quarter of 2005. Over the last half of 2004 and into the first quarter of 2005, AltaGas continued its program of internal expansion installing additional facilities to increase capacity at Kirkpatrick Lake, Windfall, Thunder Lake and Mundare. These development projects are supported by producer commitments designed to mitigate AltaGas' financial exposure to potential throughput declines. Much of the installed equipment at these facilities was redeployed from other AltaGas locations as was the majority of the equipment used in the construction of the Shaunavon plant. These increases in active processing assets were offset by the sale of the bulk of AltaGas' Winefred assets where production had been reduced as a result of the Alberta Energy and Utilities Board (EUB) decision on the gas over bitumen issue.

AltaGas also participated with a producer, in the construction of a large gathering line near the Rainbow Lake plant. This line is expected to result in an increase in the gas processed through the Rainbow Lake facility.

These increases in volumes processed in the first quarter 2005 were offset by temporary volume restrictions imposed by a third party during February 2005 reducing throughput at AltaGas' Rainbow Lake facility.

In the extraction component higher volumes processed resulted in net revenue of $7.2 million for the three months ended March 31, 2005 compared to $3.5 million for the same period in 2004. Average ethane and NGL volumes extracted for the first quarter of 2005 more than doubled reaching 21,103 Bbls/d compared to 10,020 Bbls/d for the same period in 2004. Volume increases for the first quarter were mainly due to the late August 2004 acquisition of its 48 2/3 interest in EEEP, the addition of PremStar volumes at the Empress ATCO facility and the Joffre ethane extraction plant.

Invested capital in the Gathering and Processing segment was $3.6 million, which is offset by the disposition of non-core assets and the Taylor units during the quarter ended March 31, 2005, compared to $14.1 million for the same period in 2004.

For the remainder of 2005 gas prices are expected to remain strong and continue to drive drilling activity. AltaGas has a series of expansion projects it expects to undertake at existing facilities during the balance of 2005. The projects are expected to positively impact volumes processed. In addition, processing fee and operating cost recovery negotiations will continue to have a positive impact on the financial results of the gathering and processing component.

The full year impact of the EEEP acquisition and the realization of value chain synergies with other components of the Trust's businesses are expected to provide stronger financial results in the extraction component in 2005. In the transmission component results are expected to be above 2004 levels based on higher volume commitments.

Additionally AltaGas will continue to explore investment or acquisition opportunities providing long term value to unitholders.

ENERGY SERVICES

The Energy Services segment is comprised of the power services and gas services components. This segment also includes the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

FINANCIAL RESULTS	Three months ended March 31	
($ millions)	**2005**	2004
Revenue	283.6	133.4
Net revenue	16.5	9.8
Operating and administrative expense	4.7	2.4
Amortization expense	2.8	2.1
Operating income	9.0	5.3

OPERATING STATISTICS	Three months ended March 31	
	2005	2004
Power services		
Volume of power sold (thousands of MWh)	851	863
Average price received on the sale of power ($/MWh)[1]	47.24	45.78
Alberta Power Pool average spot price ($/MWh)[1]	45.90	48.78

(1) *Average for the period*

Revenue in the Energy Services segment for the three months ended March 31, 2005 was $283.6 million compared to $133.4 million for the same period last year, mainly due to the acquisition of the PremStar businesses in October 2004.

Net revenue in the first quarter 2005 from the power services component was $10.4 million, an increase of 35 percent compared to $7.7 million for the first quarter of 2004. The increase was primarily due to higher prices received on hedged volumes and fewer outage days this quarter compared to the first quarter last year, partially offset by lower power pool prices received on the sale of unhedged power volumes.

The average price received for power sales in the first quarter of 2005 was $47.24 per MWh compared to $45.78 per MWh in the first quarter of 2004. Average Alberta Power Pool spot prices were $45.90 per MWh and $48.78 per MWh in the first quarters of 2005 and 2004 respectively.

The gas services component contributed net revenue of $4.1 million for the first quarter of 2005 compared to $0.4 million in 2004. The increase was driven by service fees generated by PremStar which was acquired by AltaGas in the fourth quarter of 2004.

The outlook for the Energy Services segment for 2005 is positive with favourable pricing on hedged power volumes in the power business and reduced power costs experienced in the early part of the year are projected to continue throughout the year. The Gas Services component, including PremStar, continues to be on track with the outlook at the beginning of the year. PremStar continues to experience high rates of customer contract renewals.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited.

FINANCIAL RESULTS ($ millions)	Three months ended March 31 2005	 2004
Revenue	46.4	48.1
Net revenue	11.8	9.7
Operating income[1]	5.2	3.9

(1) Gross revenue less costs of sales less operating administrative expense and amortization

OPERATING STATISTICS[1]	Three months ended March 31 2005	 2004
Volume of natural gas distributed		
Sales (Bcf)	5.4	5.5
Transportation (Bcf)	2.6	3.0
Degree day variance (percent)[2]	(1.8)	2.0
Number of customers[3]	60,638	59,528

(1) AUI only

(2) Variance from 20 year average. Positive variances are favorable

(3) At March 31

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual net revenue, resulting in strong first and fourth quarter results and second and third quarters results that show either small profits or losses.

In the first quarter 2005, net revenue in AltaGas' Natural Gas Distribution segment was $11.8 million compared to $9.7 million for the same period in 2004. The increase was due to anticipated rate increases to recover higher operating costs and amortization, partially offset by warmer weather in the first quarter this year compared to the first quarter last year as well as a negative regulatory adjustment in the first quarter of 2004.

On April 12, 2005 the EUB issued Decision 2005-029, which approved a request by AltaGas Utilities Inc. (AUI) to increase its rates to cover costs in providing gas to its residential and irrigation customers, effective May 1, 2005. Based on an average residential customer using 135 GJ/year, the EUB approved an increase on the distribution portion of a customer's bill of 4.4 percent. The EUB also approved an increase in distribution rates for approximately 285 irrigation customers by 10 percent.

In December 2004 AUI filed a Phase 1 General Rate Application for 2005 and 2006. A hearing on the application is scheduled to begin on July 18, 2005 with a decision on this phase expected in the fourth quarter of 2005.

At the end of the first quarter of 2005 Heritage Gas Limited (Heritage) had commitments from 244 customers in Dartmouth, with 184 activated, 31 services installed expecting activation early in the second quarter of 2005 and 29 services remaining to be installed.

For the balance of 2005, Natural Gas Distribution segment financial results are expected to be slightly improved compared to 2004. This segment provides limited growth opportunities in the base business, so year over year the change is not expected to be significant. Heritage Gas Limited franchise area continues to expand with the impacts on financial results more likely to be evidenced in years beyond 2005.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ millions)	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03[1]	Q3 03[1]	Q2 03[1]
Net revenue	78.0	71.6	61.5	59.5	57.2	61.0	53.3	51.2
Net income	27.6	25.8	17.1	11.9	11.0	12.0	9.3	6.8
($ per unit)								
Earnings								
Basic	0.52	0.49	0.33	0.25	0.24	0.26	0.20	0.15
Diluted	0.52	0.48	0.33	0.25	0.24	0.26	0.20	0.15
Dividends/distributions[2]	0.45	0.45	0.45	0.30	0.11	0.11	0.11	0.08

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) The Trust pays a monthly distribution of $0.15 per unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid quarterly dividends from the Q1 2001 through Q1 2004

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favorable business environment and seasonality in the business. The Natural Gas Distribution segment reports higher earnings in colder periods than in warmer periods resulting in the first and last quarters of each year being the most profitable for the consolidated entity.

Net income in the second quarter 2003 was $6.8 million, 39 percent higher than the same quarter in 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received for power and by the increased volumes sold under the newly acquired Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the second quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavorable income tax expense charge of $1.2 million related to changes announced in the federal large corporations tax legislation, was the highest quarterly net income reported by AltaGas since it was formed. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions, incremental power volumes sold from the Genesee energy contract and the completion of modifications to increase AltaGas' share of ethane production by 1,400 Bbls/d at the EnCana-operated Empress extraction plant late in the third quarter of 2003.

Reported net income in the first quarter 2004 was $11.0 million due to increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

In the second quarter of 2004 AltaGas converted from a corporate structure to an income trust. Strong operational performance in the second quarter of 2004 was driven by volume increases in the Gathering and Processing segment from acquisitions and expansions and from higher power volumes sold. Net income of $11.9 million improved substantially compared to the same quarter of the prior year, the combined impact of higher operational earnings and reduced income taxes, the latter driven by the conversion to an income trust. During the quarter the Trust made its first public offering of units as an income trust and raised $88.5 million with net proceeds which was used to reduce the Trust's debt. In the second quarter 2004 AltaGas commenced monthly distributions to unitholders of $0.15 per unit.

The third quarter of 2004 was the first full quarter as an income trust. The Trust generated record funds from operations of $28.6 million and increased net income to $17.1 million or $0.33 per unit. Highlights for the quarter included the closing of the EEEP acquisition and the acquisition of 25 megawatts of power peaking capacity in southern Alberta and a full quarter of reduced income tax expense resulting from the conversion to an income trust.

The highest quarterly net income in AltaGas' history highlighted the fourth quarter of 2004 as the Trust recorded $25.8 million or $0.49 per unit in net income. The increase was driven by the Energy Services segment, which benefited from higher power volumes sold and higher power prices on hedged volumes and the acquisition of the PremStar businesses. The Gathering and Processing segment, also provided improved results based on contributions from the acquisition of the Edmonton extraction ethane plant and improved operating performance in the field gathering and processing component.

First quarter 2005 results are discussed in detail in an earlier section of this MD&A.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (CICA) issued Accounting guideline 15 (AcG-15) "Consolidation of Variable Interest Entities" which is effective for annual and interim reporting periods commencing after November 1, 2004. This guideline requires organizations to assess any entity in which it may have a variable interest to determine whether or not the assets, liabilities and results of the entities' activities should be reported on other than a consolidated basis. AltaGas' has determined there is no requirement for change to its reporting with regard to its interests in those entities reported in its consolidated financial statements.

On March 18, 2005 the CICA issued revised Emerging Issues Committee Abstract (EIC) 151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. An initial draft of the EIC was released January 19, 2005 under which guidance AltaGas determined that the exchangeable

securities issued and outstanding by AltaGas Limited Partnership No. 1 at December 31, 2004 and March 31, 2005 met the criteria for consolidation accounting at those dates.

The revised EIC becomes effective for annual and interim reporting periods ending on or after June 30, 2005. AltaGas expects that the exchangeable securities issued and outstanding by AltaGas Limited Partnership No. 1 will meet the criteria at June 30, 2005.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these critical accounting estimates, refer to MD&A in AltaGas' 2004 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2005 business has been to provide revenue stability in the power services component. Alberta Power Pool prices ranged from $7.74 per MWh to $997.00 per MWh in the first quarter of 2005. Through the use of financial hedges on the portion of its 2005 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At March 31, 2005 the Trust had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $232.7 million total drawn bank debt. Including AltaGas' medium term notes, the rate has been fixed on 90 percent of AltaGas' total debt, including capital leases. The amount of fixed rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During the first quarter of 2005, AltaGas invested $6.0 million in capital assets, energy services arrangements, contracts and relationships and long term investments compared to $16.3 million in the same period in 2004. AltaGas disposed of non-core assets in the gathering and processing segment totaling $7.1 million in original cost and reduced its investment interest in the Taylor NGL Limited Partnership through a sale of units and non-participation in a public equity offering by Taylor.

INVESTED CAPITAL BY SEGMENT

For the three months ended March 31, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ (3.5)	$ 0.5	$ 1.9	$ (1.1)
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(8.1)	-	-	(8.1)
	$ (11.6)	$ 0.5	$ 1.9	$ (9.2)

For the three months ended March 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ 12.1	$ 0.3	$ 1.8	$ 14.2
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	2.0	-	0.1	2.1
	$ 14.1	$ 0.3	$ 1.9	$ 16.3

AltaGas categorizes its invested capital into maintenance, growth and administrative. Growth capital accounted for $3.9 million, which included Gathering and Processing facility acquisitions and expansions as well as expansions in the Natural Gas Distribution segment. Maintenance capital projects amounting to $1.4 million in the first three months of 2005 and $1.3 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments to maintain the productive capability of the facilities and gathering and distribution systems. Administrative capital expenditures, including computer hardware and software projects, totaled $0.7 million in the first quarter of 2005 compared to $0.9 million in the same period in 2004.

INVESTED CAPITAL BY ACTIVITY

For the three months ended March 31, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.6	$ 0.2	$ 0.6	$ 1.4
Growth	(12.8)	0.2	1.3	(11.3)
Administrative	0.6	0.1	-	0.7
	$ (11.6)	$ 0.5	$ 1.9	$ (9.2)

For the three months ended March 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.5	$ -	$ 0.8	$ 1.3
Growth	13.2	-	0.9	14.1
Administrative	0.4	0.3	0.2	0.9
	$ 14.1	$ 0.3	$ 1.9	$ 16.3

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations for the quarter ended March 31, 2005 increased to $31.1 million from $22.1 million for the quarter ended March 31, 2004.

AltaGas had a working capital deficit of $94.8 million at March 31, 2005 compared to a working capital deficit of $106.5 million at December 31, 2004 and a working capital surplus of $2.9 million at March 31, 2004. The primary driver for this change in working capital is related to the reclassification of AltaGas' $100.0 million medium-term notes (MTNs) due October 4, 2005 to current portion of long term debt.

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2005. A description of the Trust's credit facilities can be found in Notes 9 and 10 to the consolidated financial statements included in the Trust's 2004 Annual Report.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. At March 31, 2005 AltaGas had total debt outstanding of $345.7 million down from $359.5 million at December 31, 2004. AltaGas Operating Partnership had $100.0 million in MTNs outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, banker's acceptances and letters of credit through bank lines totaling $425.0 million. As at March 31, 2005 AltaGas Holding Limited Partnership No.1 had drawn bank debt of $232.7 million and letters of credit outstanding of $36.6 million. These two entities fund all operating subsidiaries. As an income trust, the Trust targets a debt to total capitalization ratio between 45 percent and 50 percent. The Trust's debt to total capitalization ratio as at March 31, 2005 decreased to 41.1 percent from 42.6 percent at December 31, 2004.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for trust units and eligible securityholders also received exchangeable units that are exchangeable into trust units on a one for one basis. The exchangeable units are not listed for trading on an exchange.

As of April 30, 2005 the Trust had 51.6 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of $1.3 billion based on a closing trading price on April 29, 2005 of $24.17 per trust unit. There are $0.3 million options exercisable under the terms of the unit option plan brought forward in the reorganization.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations, since December 31, 2004. For further information on these contractual obligations, refer to the MD&A in AltaGas' 2004 Annual Report.

RELATED PARTIES

The Trust pays rent under a lease for office space to a company which is owned by a member of management. Payments of $20.0 thousand were made in the first quarter 2005. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

SUBSEQUENT EVENTS

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus with Canadian Securities Commissions pursuant to which AltaGas Income Trust may issue up to an aggregate of $500 million of trust units and debt securities over a 25 month period. This filing will provide AltaGas with the flexibility to raise funds from the offering of trust units or debt securities through one or more methods of distribution when market conditions are appropriate. AltaGas plans to use the proceeds raised from any offerings to reduce outstanding indebtedness under the Trust's existing credit facilities and for general corporate purposes including the financing of acquisitions, other capital expenditures and investments.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force which provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

(136)

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DAVID W. CORNHILL, Chairman and Chief Executive Officer certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the interim period ending March 31, 2005.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: May 11, 2005

David W. Cornhill
Chairman and Chief Executive Officer

(137)

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PATRICIA M. NEWSON, Senior Vice President and Chief Financial Officer certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the interim period ending March 31, 2005.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: May 11, 2005

Patricia M. Newson
Senior Vice President and Chief Financial Officer

Computershare

(138)

RECEIVED

2005 ... 10 P 3: 43

LETTER OF CONFIRMATION

May 18, 2005

Trust Company of Canada

#710, 530 – 8th Ave., SW
Calgary, AB
T2P 3S8
Telephone 1-800-564-6253
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: AltaGas Income Trust (the "Corporation")

We confirm that the following material was sent by prepaid mail on May 16, 2005 to those registered holders of Trust Units and AltaGas Holding Limited Partnership No. 1 Class B Units of the subject Corporation.

1. 2005 First Quarter Financial Statements as of March 31, 2005

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)
June Lam
Assist. Trust Officer
Corporate Trust
(403) 267-6892
(403) 267-6598

cc: AltaGas Income Trust
Marilyn Pfaefflin

Base Shelf Prospectus

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States of America or to U.S. persons. See "Plan of Distribution".

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

New Issue

SHORT FORM PROSPECTUS

May 18, 2005

AltaGas

ALTAGAS INCOME TRUST
$500,000,000
Trust Units
Debt Securities

AltaGas Income Trust (the "Trust") may from time to time offer and issue trust units or unsecured debt securities (collectively, the "Securities"), up to an aggregate offering price of $500,000,000 (or its equivalent in any other currency used to denominate the Securities) during the 25-month period that this short form base shelf prospectus (the "prospectus"), including any amendments hereto, remains effective.

The specific terms of any offering of Securities will be set forth in a shelf prospectus supplement (a "prospectus supplement") including, where applicable: (i) in the case of trust units, the number of units offered and the offering price; and (ii) in the case of debt securities, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A prospectus supplement may include other specific terms pertaining to the Securities that are not prohibited by the parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

The Trust may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Trust in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to the Trust and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See

"Plan of Distribution". The trust units of the Trust are listed on the Toronto Stock Exchange under the symbol "ALA.UN". **There is currently no market through which the debt securities may be sold and purchasers may not be able to resell such securities issued under this prospectus.**

A rate of return on an investment in the trust units of the Trust over a defined period may not be comparable to the rate of return on an investment in a fixed-income security that provides a return on capital over the same period. The recovery of an initial investment in the trust units of the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of trust units ("Unitholders"), these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the subsidiaries of the Trust, electricity prices, regulation, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of trust units outstanding. In addition, the market value of the trust units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing. See, for example, "Nature of Trust Units", "Nature of Distributions", "Variability of Distributions", "Changes in Legislation", "Loss of Mutual Fund Trust Status", "Risks Associated With the Level of Foreign Ownership", "Debt Service" and "Structural and Contractual Subordination" under "Risk Factors" on pages 59 to 61 of the AIF (as defined herein). These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The return from an investment in trust units to Unitholders, for Canadian income tax purposes, can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. The Trust expects that substantially all of the cash distributions to Unitholders will be returns on capital. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred for Unitholders who are resident in Canada for purposes of the *Income Tax Act* (Canada) (the "Act") (and reduce such Unitholder's adjusted cost base in the trust unit for purposes of the Act). Returns of capital to a Unitholder who is not resident in Canada for purposes of the Act or is a partnership that is not a "Canadian partnership" for purposes of the Act may be subject to Canadian withholding tax. Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances.

Standard & Poor's ("S&P") has assigned a stability rating of SR-3 to the Trust and Dominion Bond Rating Service Limited ("DBRS") has assigned a stability rating of STA-3 (middle) to the Trust. S&P's stability ratings range from a high of SR-1 to a low of SR-7 and DBRS' stability ratings range from a high of STA-1 to a low of STA-7. S&P has assigned a long term issuer credit rating of BBB- with a stable outlook to the Trust and DBRS has assigned a long term issuer credit rating of BBB (low) with a stable outlook to the Trust. S&P's and DBRS' long term issuer credit ratings range from a high of AAA to a low of D. Stability ratings and issuer credit ratings are not a recommendation to buy, sell or hold securities and are subject to revision or withdrawal by S&P or DBRS at any time. See "Ratings".

TABLE OF CONTENTS

GLOSSARY

In this prospectus, the following terms have the meanings set forth below.

"AltaGas" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the CBCA, an indirect subsidiary of the Trust and a successor by amalgamation to AltaGas Services;

"AltaGas LP 1" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta;

"AltaGas LP 2" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta;

"AltaGas Services" means AltaGas Services Inc., a predecessor by amalgamation to AltaGas;

"Arrangement" means the arrangement, under the provisions of section 192 of the CBCA, involving among other parties, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP 1 and AltaGas LP 2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"Cash Flow of the Trust" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of trust units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less (iii) the sum of (A) all amounts which relate to the redemption of trust units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (B) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"CBCA" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"Declaration of Trust" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"Distribution Period" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"Exchangeable Units" means, Class B limited partnership units of AltaGas LP 1 and, prior to their exchange in August 2004, Class B limited partnership units of AltaGas LP 2;

"General Partner" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP 1 and AltaGas LP 2;

"Holding Trust" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"NGLs" means natural gas liquids;

"Note Trustee" means Computershare Trust Company of Canada, as initial trustee under the Trust Indenture, and any successor thereto or replacement thereof;

"Special Voting Unit" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights

attached to one trust unit) equal to the number of outstanding Exchangeable Units held by registered holders, other than the Trust and its affiliates;

"Trust Indenture" means the trust indenture dated as of May 12, 2005, as amended and supplemented from time to time, between the Trust and the Note Trustee providing for the issuance of debt securities hereunder;

"Trustee" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"Unitholders" means the holders from time to time of trust units of the Trust;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement dated May 1, 2004 among the Trust, AltaGas LP 1, AltaGas LP 2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"Voting and Exchange Trustee" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

All dollar amounts set forth in this prospectus are expressed in Canadian dollars unless otherwise indicated.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. When used in this prospectus and the documents incorporated by reference herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus under the heading "Risk Factors". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this prospectus and the documents incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this prospectus or the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this prospectus or as of the date specified in the documents incorporated by reference herein, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required pursuant to applicable securities laws.

In particular, this prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to the following: the amount and timing of distributions in respect of the trust units; treatment under applicable tax legislation; expectations regarding the ability to maintain its competitive position; expectations regarding the ability to raise capital; treatment under governmental regulatory regimes; and commodity prices.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus: general economic conditions in Canada and the United States; industry conditions; governmental regulations; volatility of commodity prices; currency fluctuations; environmental risks; competition; lack of availability of qualified personnel or management; the ability to integrate technological advances and match advances of competition; the availability of capital; and the other factors considered under "Risk Factors".

These factors should not be construed as exhaustive.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this prospectus and the documents incorporated by reference herein, the Trust uses the term "Cash Flow of the Trust" to refer to the amount of cash that is to be available for distributions to Unitholders. Management of the Trust believes that Cash Flow of the Trust is a useful indication of the performance of the Trust and an indicator of cash that will be available for distributions to Unitholders. "Cash Flow of the Trust" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Cash Flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that Cash Flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President, General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary,

Alberta, T2P 0J1, Telephone: (403) 691-7575. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2004 and 2003 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2004;

(b) the Annual Information Form of the Trust dated March 16, 2005 (the "AIF") for the year ended December 31, 2004;

(c) the Information Circular dated March 16, 2005 relating to the Annual Meeting of Unitholders of the Trust held on April 28, 2005 (the "Information Circular"), excluding the sections entitled "Report on Employee and Executive Compensation", "Performance Graph" and "Statement of General Partner's Governance Practices"; and

(d) the unaudited comparative consolidated financial statements of the Trust and notes thereto for the three months ended March 31, 2005 and 2004, and management's discussion and analysis of results of operations and financial condition for the three months ended March 31, 2005.

Any material change reports (except confidential material change reports), unaudited interim comparative consolidated financial statements and accompanying management's discussion and analysis, audited comparative consolidated financial statements and the auditors' report thereon and information circulars (excluding the disclosure in an information circular relating to the downward repricing of options or stock appreciation rights, the composition of the Trust's compensation committee and its report on executive compensation, the performance graph and corporate governance practices) and annual information forms filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this prospectus and before the termination of the offering, are deemed to be incorporated by reference in this prospectus.

Upon a new annual information form and related audited annual consolidated financial statements and accompanying management's discussion and analysis being filed by the Trust with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and accompanying management's discussion and analysis and all unaudited interim consolidated financial statements and accompanying management's discussion and analysis, information circulars and material change reports filed prior to the commencement of the Trust's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Upon unaudited interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Trust with the applicable securities regulatory authorities during the currency of this prospectus, all unaudited interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new unaudited interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

Updated earnings coverage ratios will be filed quarterly with applicable securities regulatory authorities either as prospectus supplements or as exhibits to the Trust's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of debt securities.

A prospectus supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of the Securities covered by that prospectus supplement.

ALTAGAS INCOME TRUST

General

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust was established principally for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, NGLs or other related products, power or other forms of energy and related businesses and such other investments as the Trust may determine.

The Unitholders are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the initial trustee of the Trust.

General Partner

The Trust is administered by the General Partner, which is also the general partner of AltaGas LP 1 and AltaGas LP 2. The board of directors of the General Partner also has the power to manage, or supervise the management of, the business and affairs of AltaGas pursuant to a unanimous shareholder agreement.

Business of AltaGas

AltaGas is an energy infrastructure based company and an indirect subsidiary of the Trust. AltaGas, directly and indirectly:

- Physically gathers, processes, extracts and transports natural gas;
- Contractually markets and transports natural gas and electrical power and performs similar services as agent on behalf of energy users;
- Converts energy across and along the energy value chain to create higher-value added products; and
- Consumes natural gas and electrical power to operate its facilities.

AltaGas expects to continue to develop its asset base by seeking opportunities for expansion and acquisition in the natural gas, NGLs and power businesses in Canada and, through it United States affiliates, in the northern United States.

AltaGas administers the affairs of the Trust, Holding Trust, the General Partner, AltaGas LP 1, AltaGas LP 2, AltaGas Limited Partnership, Premstar Energy Canada Limited Partnership and ECNG Limited Partnership.

USE OF PROCEEDS

The net proceeds to be derived from the sale of trust units or debt securities will be the issue price less any commission paid in connection therewith and expenses relating to the particular offering of trust units or debt securities. Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general trust purposes, to repay indebtedness and to fund capital expenditures. The amount of net proceeds to be used for any such purpose will be set forth in a prospectus supplement. The Trust may, from time to time, issue securities (including debt securities) other than pursuant to this prospectus.

RATINGS

Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an income trust's distribution stream when compared to other rated Canadian income trusts. S&P has assigned a stability rating of SR-3 to the Trust and DBRS has assigned a stability rating of STA-3 (middle) to the Trust. S&P's stability ratings range from a high of SR-1 to a low of SR-7 and DBRS' stability ratings range from a high of STA-1 to a low of STA-7.

According to the S&P stability rating system, a stability rating of SR-3 indicates that the Trust has a high level of cash distribution stability relative to other rated Canadian income funds. According to the DBRS stability rating system, a stability rating of STA-3 is considered to have good stability and sustainability of distributions per unit. DBRS further separates the ratings into high, middle and low to indicate where within the rating category the income trusts fall. Stability ratings take into consideration seven main factors of operational and industry characteristics, asset quality, financial flexibility, size and market position, diversification, sponsorship and growth. In addition, consideration is given to specific structural or contractual elements that may eliminate or mitigate risks or other potentially negative factors. A stability rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by S&P or DBRS at any time.

Issuer credit ratings are intended to convey the opinion of a rating agency in respect of an obligor's overall financial capacity to pay its financial obligations. S&P has assigned a long term issuer credit rating of BBB- with a stable outlook to the Trust and DBRS has assigned a long term issuer credit rating of BBB (low) with a stable outlook to the Trust. S&P's and DBRS' long term issuer credit ratings range from a high of AAA to a low of D.

According to the S&P long term issuer credit rating system, an obligor rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to the DBRS rating system, long-term debt rated BBB is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category. An issuer credit rating is not a recommendation to purchase, sell or hold securities, as such does not comment on market price or suitability for a particular investor, and is subject to revision or withdrawal by S&P at any time.

EARNINGS COVERAGE

The following financial ratios have been calculated on a consolidated basis for the 12 month period ended December 31, 2004 and are based on audited financial information. The following ratios do not give effect to the issue of any debt securities pursuant to this prospectus. The financial ratios have been calculated based on Canadian generally accepted accounting principles.

	December 31, 2004
Earnings coverage on short term and long-term debt	4.3 times

DESCRIPTION OF TRUST UNITS

Trust Units

An unlimited number of trust units may be created and issued pursuant to the Declaration of Trust. Each trust unit entitles the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All trust units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each trust unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the trust units held by such holder.

Issuance of Units

The Declaration of Trust provides that trust units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for trust units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

Special Voting Units

The Declaration of Trust allows for the creation of special voting units which enables the Trust to provide voting rights to holders of exchangeable securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable Units issued by AltaGas LP 1 and AltaGas LP 2 to vote at meetings of Unitholders. The Special Voting Unit created and issued pursuant to the Arrangement was issued to the Voting and Exchange Trustee. The holder of a special voting unit, including in respect of the Special Voting Unit, the Voting and Exchange Trustee, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of Unitholders as is equal to the number of trust units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable Units pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Units. However, if no instructions are provided by the holders of Exchangeable Units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that, upon the exchange of Exchangeable Units for trust units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable Units.

Distributions

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to Unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

For additional information in respect of the trust units, including information respecting limitations on non-resident ownership, the redemption right attached to the trust units, meetings of Unitholders and amendments to the Declaration of Trust, see "Declaration of Trust and Description of Units" on pages 43 through 48, inclusive, of the AIF.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under the Trust Indenture. The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement will be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities.

The following summaries of certain provisions of the Trust Indenture and the debt securities do not purport to be complete and such summaries are subject to the detailed provisions of the Trust Indenture to which reference is hereby made, including the definitions of certain terms used herein, and for other information regarding the debt securities. A copy of the Trust Indenture may be reviewed at the offices of the Trust in Calgary, Alberta during normal business hours during the period of distribution of any debt securities.

General

The aggregate principal amount of debt securities authorized under the Trust Indenture is unlimited and debt securities may be issued from time to time in one or more series thereunder. The debt securities will be unsecured and will be unsubordinated obligations of the Trust.

Certain terms of each issue of debt securities, as well as any modifications of or additions to the general terms of the debt securities as described herein that may be applicable to a particular issue of debt securities, will be described in the prospectus supplement relating to the offering of such debt securities.

Reference is made to the prospectus supplement for the following applicable terms of, and information relating to, the debt securities being offered thereby:

(a) the specific designation, aggregate principal amount, authorized denominations and maturity dates of the debt securities;

(b) the rate or rates of interest, which may be a fixed rate or floating rate, and the amounts payable in respect of principal and premium, if any, on the debt securities;

(c) covenants relating to the payment of principal and interest on the debt securities and other covenants applicable to such debt securities to which the Trust will be bound;

(d) the date or dates from which interest shall accrue, the dates on which interest shall be payable and the record dates for the interest payable on any interest payment date;

(e) the place or places where the principal of and premium, if any, and interest on the debt securities will be payable;

(f) the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at the option of the Trust;

(g) the obligation, if any, of the Trust to redeem, purchase or repay the debt securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof; and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation or option;

(h) provisions relating to the conversion of the debt securities for trust units or other securities of the Trust or its subsidiaries;

(i) the currency or currencies (which may be in the Canadian dollar or in any other currency) in which the debt securities will be denominated and in which the principal of and premium, if any, and interest on such debt securities will be payable;

(j) the application, if any, of any defeasance provisions to the debt securities; and

(k) whether the debt securities may be exchanged or converted into securities of the Trust or another issuer.

The debt securities may be issued as original issue discount debt securities (bearing no interest, or interest at a rate that at the time of issuance is below market rates) at prices below their stated principal amount.

Ranking

The debt securities will be direct, unsecured obligations of the Trust and, subject to certain exceptions set forth in the Trust Indenture, will rank *pari passu* with all other present and future unsubordinated and unsecured indebtedness of the Trust.

Form of Debt Securities

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued only in the form of fully registered global notes (the "Global Notes") to be held by, or on behalf of, The Canadian Depository for Securities Limited ("CDS"), as depositary for its Participants (as defined below), and will be registered in the name of CDS or its nominee. Debt securities represented by Global Notes will not be issued in definitive form unless (i) the Trust, in its sole discretion, elects to prepare and deliver definitive notes (the "Definitive Notes"), (ii) CDS notifies the Trust that it is unwilling or unable to continue to be depositary in connection with a Global Note, (iii) CDS ceases to be eligible to be

a depositary and the Trust is unable to find a qualified successor, or (iv) holders of not less than 25% of the debt securities, following the occurrence of an event of default which is continuing under the Trust Indenture, request debt securities to be issued as Definitive Notes.

Beneficial interests in the Global Notes, constituting ownership of the debt securities, will be represented through book-entry accounts of institutions acting on behalf of owners of debt securities, as direct and indirect participants (the "Participants") of CDS. Each purchaser of a debt security represented by a Global Note will receive a customer confirmation of purchase from the dealer from which the debt security is purchased in accordance with the practices and procedures of such dealer. Such practices may vary between dealers, but generally customer confirmations are issued promptly following execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in Global Notes.

Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued in denominations of $5,000 and multiples of $1,000 above such amount.

Transfer of Debt Securities

Transfer of ownership of debt securities represented by Global Notes will be effected through records maintained by CDS or its nominee for such Global Notes (with respect to interests of Participants) and through the records of Participants (with respect to interests of persons other than Participants). Unless debt securities are issued as Definitive Notes, owners of debt securities who are not Participants in CDS's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of debt securities, may do so only through Participants in CDS's book-entry system.

The ability of an owner of a debt security represented by a Global Note to pledge or otherwise take action with respect to such owner's debt security (other than through a Participant) may be limited by the unavailability of a certificate registered in such owner's name.

Payment of Principal, Premium and Interest

Payments of interest, if any, and principal of and premium, if any, on each Global Note will be made to CDS or its nominee, as the case may be, as registered holder of the Global Note. So long as CDS or its nominee is the registered holder of a Global Note, CDS or its nominee, as the case may be, will be considered to be the sole owner of the Global Note for the purpose of receiving payments of interest, if any, and principal of and premium, if any, on such Global Note and for all other purposes under such Global Note. The record date for the payment of interest will be the tenth business day prior to the applicable interest payment date.

The Trust understands that CDS or its nominee, upon receipt of any payment of interest, if any, or principal and premium, if any, in respect of a Global Note, will credit Participants' accounts, on the date interest, if any, or principal and premium, if any, is paid, with payments in amounts proportionate to their respective interests in the principal amount of such Global Note as shown on the records of CDS or its nominee. The Trust also understands that payments of interest, if any, or principal and premium, if any, by Participants to the owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of the Trust in respect of payments on Global Notes are limited solely and exclusively, while the debt securities are represented by a Global Note, to making payment of interest, if any, and principal and premium, if any, due on such Global Note to CDS or its nominee. The Trust will not have any responsibility or liability for any aspect of the records relating to beneficial interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests.

If the due date for payment of interest, if any, or principal of or premium, if any, on any debt security is not, at the place of payment, a business day, such payment will be made on the next business day and the holder of such debt security will not be entitled to any further interest or other payment in respect of such delay.

Modification

The Trust Indenture provides that supplemental indentures containing modifications and alterations thereto may be made by the Note Trustee and the Trust: (a) to add or amend covenants of the Trust to protect or benefit holders of debt securities or to provide for additional events of default; (b) to make such provisions not inconsistent with the Trust Indenture with respect to matters or questions arising under the Trust Indenture including the making of any modifications to the form of debt securities which do not affect the substance thereof, provided that in the opinion of the Note Trustee such provisions and modifications shall not be prejudicial to the interests of holders of debt securities; (c) to evidence succession; (d) to establish the terms and conditions attached to an issue of debt securities; (e) to give effect to an Extraordinary Resolution (as defined below) of holders of debt securities; (f) to make amendments to the Trust Indenture to comply with applicable law; and (g) for any other purpose not inconsistent with the Trust Indenture.

The Trust Indenture also provides that the holders of debt securities or holders of debt securities of a particular series shall have the power to modify the rights of the holders of debt securities or holders of debt securities of a particular series, as applicable, under the Trust Indenture. For that purpose, among others, the Trust Indenture contains provisions to render binding on holders of debt securities, or holders of debt securities of a particular series, resolutions passed by the affirmative votes of the holders of not less than 66 2/3% of the aggregate principal amount of debt securities or of debt securities of a particular series who are present in person or represented by proxy at the meeting or serial meeting, as the case may be, or instruments in writing signed by holders of not less than 66 2/3% of the principal amount of outstanding debt securities or debt securities of a particular series entitled to vote thereon ("Extraordinary Resolutions"). The quorum for meetings of holders of debt securities or serial meetings for holders of debt securities of a particular series at which such an Extraordinary Resolution will be considered shall be holders representing not less than 50% of the principal amount of outstanding debt securities or debt securities of a particular series then entitled to vote thereon. In certain circumstances, if holders representing not less than 50% of the principal amount of debt securities or debt securities of a particular series are not represented at the meeting or serial meeting, then the meeting or serial meeting shall stand adjourned and if properly reconvened in accordance with the terms of the Trust Indenture then those holders represented at the reconvened meeting or serial meeting shall constitute a proper quorum to consider, vote on and pass an Extraordinary Resolution.

PLAN OF DISTRIBUTION

The Trust may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and also may sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution.

The prospectus supplement relating to each offering of Securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Trust and any compensation payable to the underwriters, dealers or agents.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain

conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the prospectus supplement if any such securities are purchased.

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters, dealers or agents to or through whom Securities are sold by the Trust for public offering and sale may make a market in the Securities at any time without notice. No assurance can be given that a trading market in the Securities will develop or as to the liquidity of any trading market of the Securities.

RISK FACTORS

Investment in the Securities is subject to various risks including those risks inherent to the industry in which the Trust operates. Before deciding whether to invest in any Securities, investors should consider carefully the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement relating to a specific offering of Securities.

Discussions of certain risk factors affecting the Trust in connection with its business are provided in the Trust's disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus. In particular, see "Risk Factors" in the AIF and "Business Risks" in the description of each of the Trust's business segments in the management's discussion and analysis of results of operations and financial condition. Before investing, prospective purchasers of Securities should carefully consider the information contained or incorporated by reference in this prospectus.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain legal matters relating to the Securities offered by a prospectus supplement will be passed upon, on behalf of the Trust, by Fraser Milner Casgrain LLP. If any underwriters, dealers or agents named in a prospectus supplement retain their own counsel to pass upon legal matters relating to the Securities, the counsel will be named in the prospectus supplement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the trust units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short-form prospectus of AltaGas Income Trust (the "Trust") dated May 18, 2005 relating to the qualification for distribution of $500,000,000 aggregate principal amount of trust units and debt securities of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short-form prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of income and retained earnings and cash flows for the years then ended. Our report is dated February 14, 2005.

Calgary, Alberta
May 18, 2005

(signed) "Ernst & Young LLP"
Chartered Accountants

CERTIFICATE OF THE TRUST

Dated: May 18, 2005

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

ALTAGAS INCOME TRUST
BY: ALTAGAS GENERAL
PARTNER INC., delegate of the
Trustee of AltaGas Income Trust

(Signed) DAVID W. CORNHILL
Chief Executive Officer

(Signed) PATRICIA M. NEWSON
Chief Financial Officer

On behalf of the Board of Directors
of ALTAGAS GENERAL
PARTNER INC.

(Signed) MYRON F. KANIK
Director

(Signed) DARYL H. GILBERT
Director

140

TRUST INDENTURE
May 12, 2005

BETWEEN:

> **ALTAGAS INCOME TRUST**, a trust formed under the laws of the Province of Alberta (the **"Trust"**)

and

> **COMPUTERSHARE TRUST COMPANY OF CANADA**, a trust company having an office in Calgary, Alberta (the **"Trustee"**)

Recitals

A. The Trust desires to raise money through the issuance and sale of Debentures provided for by this Trust Indenture.

B. The Trust is duly authorized to create and issue the Debentures as herein provided.

C. All necessary trust action and other proceedings have been taken and conditions complied with to make the creation and issue of the Debentures hereunder and this Trust Indenture and the execution thereof legal, valid and binding on the Trust in accordance with the laws relating to the Trust.

D. The foregoing recitals are made as representations and statements of fact by the Trust and not by the Trustee.

The parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Trust Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings, namely:

"Additional Debentures" means Debentures of any one or more series other than the Medium Term Notes;

"Administrator" means AltaGas Ltd. and its successors and includes any other Person appointed by the Trust as the administrator of its business and affairs in place of AltaGas Ltd. and its successors;

"Business Day" means a day which is not a Saturday or Sunday or a civic or statutory holiday in Calgary, Alberta;

"Commodity Swap" means an agreement or arrangement entered into by the Trust or a Subsidiary of the Trust and a counterparty (that is not an affiliate thereof) on a case by case basis, the purpose and effect of which is to mitigate or eliminate the exposure of the Trust or the Subsidiary to fluctuations in commodity prices and includes any such agreement or arrangement for the making or taking of physical delivery of any commodity;

"Consolidated Equity" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with Generally Accepted Accounting Principles on a consolidated basis, without duplication, an amount equal to the amount of equity of the Trust as shown on a consolidated balance sheet of the Trust and its Designated Subsidiaries including, without limitation, unitholders' capital, contributed surplus, accumulated earnings and other equity entries;

"Consolidated Total Assets" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with Generally Accepted Accounting Principles on a consolidated basis, without duplication, an amount equal to the total assets of the Trust and its Designated Subsidiaries as shown on a consolidated balance sheet of the Trust and its Designated Subsidiaries;

"Counsel" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Trust and acceptable to the Trustee;

"Currency Swap" means an agreement or arrangement entered into between the Trust or a Subsidiary of the Trust and a counterparty (that is not an affiliate thereof) on case by case basis, the purpose and effect of which is to mitigate or eliminate the exposure by the Trust or the Subsidiary to fluctuations in currency exchange rates;

"Debentures" means the debentures, notes or other evidences of indebtedness of any one or more series of the Trust issued and certified hereunder and for the time being outstanding, whether in definitive or interim form, and without limiting the generality of the foregoing:

(a) **"fully registered Debentures"** means Debentures which are registered as to principal and interest as hereinafter provided; and

(b) **"Registered Global Debenture"** means a Debenture representing all or part of any series of Debentures that is issued to and registered in the name of the Depositary for such series, or its nominee, pursuant hereto;

"Debentureholders" means, as regards fully registered Debentures, the several Persons for the time being entered in the registers hereinafter mentioned as holders of any of the Debentures;

"Depositary" means, with respect to the Debentures of any series issuable or issued in the form of one or more Registered Global Debentures, the Person designated as Depositary by the Trust pursuant to this Trust Indenture until a successor Depositary shall have become such pursuant to the applicable provisions of this Trust Indenture, and thereafter "Depositary" shall mean each Person who is then a Depositary hereunder; and if at any time there is more than one such Person, "Depositary" as used with respect to the Debentures of a series shall mean the Depositary with respect to the Registered Global Debentures of such series;

"Designated Subsidiary" means any Subsidiary of the Trust which by Written Direction of the Trust is declared to be a Designated Subsidiary, provided that any Designated Subsidiary may by Written Direction of the Trust be declared to no longer be a Designated Subsidiary if, at the time of any such declaration and after giving effect thereto, the ratio of Funded Obligations to Total Capitalization would not exceed 70%;

"Director" means a director of the Administrator for the time being and **"Directors"** means the directors of the Administrator or, if duly constituted and whenever duly empowered, the executive committee of the directors of the Administrator for the time being, and reference to action by the directors means action by the directors of the Administrator as a board or action by the executive committee as such committee;

"Event of Default" means any event specified in Section 8.1, provided that there has been satisfied any requirement in connection with such event for the giving of notice, or the lapse of time, or the happening of any further condition, event or act;

"Extraordinary Resolution" has the meaning set forth in Section 11.12 and 11.15;

"Funded Obligations" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with Generally Accepted Accounting Principles on a consolidated basis, without duplication, an amount equal to the Indebtedness which would be classified as long term debt on a consolidated balance sheet of the Trust and its Designated Subsidiaries excluding (a) Non-Recourse Debt; (b) Subordinated Debt; (c) Purchase Money Obligations; and (d) any amount in respect of obligations of the Trust to a Designated Subsidiary or of a Designated Subsidiary to the Trust or another Designated Subsidiary;

"Generally Accepted Accounting Principles" means Generally Accepted Accounting Principles established by the Canadian Institute of Chartered Accountants, or any successor thereto, consistently applied by the Trust, except for any changes in any method of accounting or changes in accounting policies which may be required by any regulatory authority or may be implemented by the Trust as a result of any changes usual to the business of the Trust, which are in effect from time to time in Canada;

"Governmental Authority" means: (a) any federal, provincial, state, county, local or municipal government; (b) any governmental body, agency, authority, board, bureau, department or commission (including any taxing authority); and (c) any instrumentality

or office of any of the foregoing (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions;

"Indebtedness" means all items of indebtedness in respect of any amounts borrowed which, in accordance with Generally Accepted Accounting Principles, would be recorded in the financial statements as at the date of which Indebtedness is to be determined, and in any event including, without duplication:

(a) obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

(b) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them;

"Interest Swap" means an agreement or arrangement entered into between the Trust or a Subsidiary of the Trust and a counterparty (that is not an affiliate thereof) on a case by case basis, the purpose and effect of which is to mitigate or eliminate the exposure of the Trust or the Subsidiary to fluctuations in interest rates;

"Material Adverse Effect" means any event, circumstance, occurrence or change which would reasonably be expected to materially impair or have a material adverse effect on (a) the ability of the Trust to repay the amounts outstanding under the Debentures; or (b) the ability of the Trust to perform any of its other obligations hereunder; or (c) the validity or enforceability of this Trust Indenture or the Debentures or the priority of the Debentures;

"Medium Term Notes" has the meaning set forth in Section 4.1(a);

"Non-Recourse Debt" means indebtedness, liabilities or other obligations including guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations for another Person and, in each case, incurred or assumed to finance or refinance the creation, construction, development or acquisition directly or indirectly of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations provided that the recourse of the lender thereof (or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations) or any judgement in respect thereof is limited, in all circumstances (other than in respect of false or misleading representations and warranties and customary indemnities provided with respect to such financings, in respect of which such lender (or other Person acting on behalf of such lender) may have recourse on an unsecured basis) to the assets directly or indirectly created, constructed, developed or acquired (including all personal property arising from or related to such assets) in respect of which such indebtedness, liabilities or other obligations have been incurred or assumed and to any receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or

proceeds arising from or connected with such assets (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds directly or indirectly only such assets and other rights and collateral arising from or connected therewith) and to which such lender (or other Person acting on behalf of such lender) has recourse;

"Officers' Certificate" means a certificate signed by any two officers of the Administrator, provided at least one signatory is the Chief Executive Officer, the President, the Chief Financial Officer, or a Vice President;

"Paying Agent" means any Person, which may be the Trust, authorized by the Trust to pay the principal of and premium, if any, and interest on any Debentures on behalf of the Trust;

"Permitted Encumbrances" means, with respect to any Person and any property, any of the following:

(a) any Security Interest given on current assets in the ordinary course of business to any bank or banks or other lending institutions to secure any Indebtedness payable on demand or maturing within 18 months of the date such Indebtedness is incurred or of the date of any renewal or extension thereof;

(b) Security Interests for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Trust or any of its Designated Subsidiaries shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with Generally Accepted Accounting Principles;

(c) the Security Interest of any judgment rendered, or claim filed, against the Trust or any of its Designated Subsidiaries which the Trust or any such Designated Subsidiary shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with Generally Accepted Accounting Principles;

(d) Security Interests imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any such Security Interest which the Trust or any of its Designated Subsidiaries shall be contesting in good faith if the loss of such contest will not have a Material Adverse Effect;

(e) Security Interests arising in the ordinary course of, and incidental to, construction or current operations which have not been filed pursuant to law against the Trust or any of its Designated Subsidiaries or in respect of which no steps or proceedings to enforce such Security Interest have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any such Security Interest which the Trust or any of its Designated Subsidiaries shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall

have made adequate provision therefor in accordance with Generally Accepted Accounting Principles;

(f) Security Interests incurred, created or assumed in the ordinary course of business and in accordance with industry practice in respect of the joint development or operation of pipelines, oil and gas production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such Security Interests relate, for the Trust's or any of its Designated Subsidiaries' portion of the costs and expenses of such development or operation provided that such costs or expenses are not due or delinquent or, if due or delinquent, any such Security Interests which the Trust or such Designated Subsidiary shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with Generally Accepted Accounting Principles;

(g) easements, rights-of-way, servitudes, zoning, surface rights or other similar rights or restrictions in respect of land held by the Trust or any of its Designated Subsidiaries (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not have a Material Adverse Effect;

(h) any Security Interest arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(i) any Security Interest given by the Trust or any of its Designated Subsidiaries to a public utility or any Governmental Authority in the ordinary course of the business of the Trust and its Designated Subsidiaries in connection with operations of the Trust or any such Designated Subsidiary if such security does not, either alone or in the aggregate, have a Material Adverse Effect;

(j) the right reserved to or vested in any Governmental Authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(k) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(l) any right of first refusal, option to purchase or pre-emptive right in favour of any Person granted in the ordinary course of business with respect to all or any of the assets of the Trust or any of its Designated Subsidiaries;

(m) any Security Interest the satisfaction of which has been provided for by deposit with the Trustee of cash, cash equivalent, surety bond or other security satisfactory to the Trustee in an amount sufficient to pay the liability in respect of such Security Interest in full;

(n) any Security Interest on cash or marketable securities of the Trust or its Designated Subsidiaries granted in connection with Swaps provided that at the time of granting such Security Interest the obligations secured by such Security Interest are not due and delinquent;

(o) Security Interests granted to secure, or assumed or created in connection with, Non-Recourse Debt and Security Interests granted to secure, or assumed or created in connection with, Purchase Money Obligations;

(p) any Security Interest granted in or any right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(q) any Security Interest in favour of the Trust or a Designated Subsidiary;

(r) any Security Interest on any property, real or personal, of a Person (other than a Security Interest granted in contemplation of a merger, amalgamation or consolidation hereinafter referred to) which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, the Trust or a Designated Subsidiary or such property is otherwise acquired by the Trust or a Designated Subsidiary;

(s) any Security Interest in respect of any obligations or duties affecting the property of the Trust or any Designated Subsidiary given to any Governmental Authority with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Trust or such Designated Subsidiary under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Trust or such Designated Subsidiary;

(t) any Security Interest in respect of any deposits in connection with bids or tenders;

(u) any Security Interest in respect of expropriation proceedings, surety or appeal bonds or costs of litigation;

(v) any extension, renewal or replacement of any Security Interest permitted under any of the other paragraphs of this definition of Permitted Encumbrances, provided that any such extension, renewal or replacement Security Interest will not secure repayment of an amount in excess of any principal amount of Indebtedness outstanding with respect thereto immediately prior to such extension, renewal or replacement and that such extension, renewal or replacement is limited to all or a part of the property and accretions thereto and improvements thereon which was subject to the Security Interest so extended, renewed or replaced;

(w) Security Interests not permitted by any of the other paragraphs of this definition of Permitted Encumbrances, provided that Security Interests shall not be

permitted under this paragraph (w) if the effect thereof would be to cause the total amount of Indebtedness secured by Security Interests permitted under this paragraph (w) to exceed the greater of $25,000,000 and 10% of Consolidated Equity; and

(x) any Security Interests against the property or assets of the Trust or any of its Designated Subsidiaries existing on the date hereof;

"Person" means an individual, corporation, company, partnership (whether general or limited), association or trust;

"Prime Rate" means an annual rate of interest equal to the floating annual rate of interest from time to time set by Royal Bank of Canada or its successor as the prime rate used by it to determine rates of interest charged on Canadian dollar commercial loans to customers in Canada, being the rate from time to time designated as such by the said bank at its main branch in Calgary, Alberta;

"Purchase Money Obligation" means any indebtedness or monetary obligation incurred, created or assumed as, or incurred, created or assumed to provide funds to pay, all or part of (a) the purchase price (which shall be deemed to include any costs of construction or installation or lease payments, as the case may be) of any property acquired (including by way of lease) after the date of this Trust Indenture or (b) the cost of improvements made after the date of this Trust Indenture to any property, provided that the principal amount of such indebtedness or monetary obligation does not, at the time incurred, created or assumed, exceed the purchase price of the property when originally acquired, or the cost of improvements, as the case may be, and is incurred, created or assumed not later than 180 days after such purchase or the completion of such acquisition, construction, installation or improvement, as the case may be, and includes any extension, renewal, refunding or refinancing thereof so long as the principal amount outstanding immediately prior to the date of such extension, renewal, refunding or refinancing is not increased;

"Security Interest" means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, which secures payment or performance of an obligation but does not include a right of set-off created in the ordinary course of business unless such right of set-off is created for the purposes of securing repayment of Indebtedness for borrowed money;

"Subordinated Debt" means any Indebtedness which is or is expressed to be subordinate in all instances and in all respects (including in right of payment) to the payment of principal of and the premium (if any) and interest on the Medium Term Notes issued hereunder;

"Subsidiary" means, with respect to a Person:

(a) any corporation of which such number of Voting Shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by such Person or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries;

(b) any partnership of which, at the time, such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; or

(c) any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries;

"Subsidiary Guarantee" means a guarantee given by a Designated Subsidiary to the Trust substantially in the form attached hereto as Schedule B or such other form as may be agreed to by the Trustee;

"Successor" has the meaning set forth in Section 10.1(a);

"Swap" means any Commodity Swap, Currency Swap or Interest Swap;

"Total Capitalization" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with Generally Accepted Accounting Principles on a consolidated basis, the aggregate amount of Consolidated Equity, Subordinated Debt, Funded Obligations and the amount of any minority interests.

"Trust" means AltaGas Income Trust or any Successor which shall have complied with the provisions of Article 10, as the case may be;

"Trust's Auditors" means an independent firm of chartered or certified public accountants duly appointed as auditors of the Trust;

"Trust Indenture" means this trust indenture and includes each and every instrument supplemental or ancillary hereto;

"Trustee" means Computershare Trust Company of Canada or its successor or successors for the time being as trustee hereunder;

"Voting Shares" means the shares of any class of any corporation or other securities of that corporation or other securities of any other Person which carry voting rights to elect

the board of directors (or other Persons performing similar functions) under any circumstances; and

"Written Direction of the Trust" means an instrument in writing signed by any two officers of the Administrator, provided at least one signatory is the Chief Executive Officer, the President, the Chief Financial Officer, or a Vice President.

1.2 Special Accounting Provisions

For the purposes of this Trust Indenture and in respect of the Medium Term Notes and any Additional Debentures and the determinations required to be made under any of the covenants herein contained which relate to the Medium Term Notes and any Additional Debentures and the definitions set forth in Section 1.1, the following shall apply:

(a) whenever any conversion of United States currency or any other currency into Canadian currency or vice versa is required herein, such conversion shall, unless otherwise provided herein, be at a rate of exchange determined by the Trust in accordance with Generally Accepted Accounting Principles;

(b) Consolidated Equity may be determined to be not less than a stated amount, without determining the exact greater amount thereof;

(c) "Consolidated Total Assets" may be determined to be not greater than a stated amount, without determining the exact lesser amount thereof;

(d) Funded Obligations may be determined to be not more than a stated amount, without determining the exact lesser amount thereof;

(e) Total Capitalization may be determined to be not less than a stated amount, without determining the exact greater amount thereof;

(f) all determinations shall be made in accordance with Generally Accepted Accounting Principles and shall give effect to retirements of securities or repayment of debt to be effected substantially concurrently with or prior to any proposed action; and

(g) absent manifest error, all determinations made hereunder shall be conclusive and binding for all purposes of this Trust Indenture.

1.3 Meaning of "Outstanding"

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or moneys for the payment or redemption thereof shall have been set aside under Section 5.6 or Section 9.2, as the case may be, provided that:

(a) Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Trust Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Trust Indenture, Debentures owned directly or indirectly, legally or beneficially, by the Trust shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action only the Debentures which the Trustee knows are so owned shall be so disregarded; and

(ii) Debentures so owned which have been pledged in good faith other than to the Trust (if permitted by this Trust Indenture) shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures in his discretion free from the control of the Trust.

1.4 Interpretation

In this Trust Indenture:

(a) **"hereto"**, **"herein"**, **"hereby"**, **"hereunder"**, **"hereof"** and similar expressions refer to this Trust Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof;

(b) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter gender, and vice versa;

(c) all references to Articles and Schedules refer, unless otherwise specified, to Articles of and Schedules to this Trust Indenture;

(d) all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Trust Indenture and reference to subsections or clauses refer to paragraphs in the same section as the reference or to clauses in the same subsection as the reference; and

(e) words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or follow them.

1.5 Headings, Etc.

The division of this Trust Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Trust Indenture or the Debentures.

1.6 Day Not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.7 Applicable Law

This Trust Indenture and the Debentures shall be construed in accordance with the laws of the Province of Alberta and shall be treated in all respects as Alberta contracts.

1.8 Monetary References

All references to currency herein and in the Debentures shall be to lawful money of Canada, unless otherwise expressed.

1.9 Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.10 Language

This document is drawn up in English at the express wish of the parties. In the event of any inconsistency between the English and French version (if any) of the Debentures, the English version shall govern.

ARTICLE 2
ISSUE OF DEBENTURES

2.1 Limit of Issue

The aggregate principal amount of Debentures which may be authorized and outstanding at any one time hereunder is unlimited.

2.2 Creation and Issue of Debentures

(a) The Debentures may be issued in one or more series and the Debentures of each such series shall rank equally and *pari passu* with all other unsecured and unsubordinated debt of the Trust. There shall be established herein or in or pursuant to one or more resolutions of the Directors (and to the extent established pursuant to, rather than set forth in, a resolution of the Directors, in a Written

Direction of the Trust detailing such establishment) or established in one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(i) the designation of the Debentures of the series, (which need not include the term "Debentures") which shall distinguish the Debentures of the series from the Debentures of all other series;

(ii) any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Trust Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9 or 2.10 or Article 3);

(iii) the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Debentures of the series is payable;

(iv) the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of Debentureholders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(v) the place or places where the principal of, premium, if any, and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange and, if different than the location specified in Section 12.1(b), the place or places where notices or demands to or upon the Trust in respect of the Debentures of the series and this Trust Indenture may be served;

(vi) the right, if any, of the Trust to redeem Debentures of the series, in whole or in part, at its option and the price or prices at which, the period or periods within which, and any terms and conditions upon which Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(vii) the obligation, if any, of the Trust to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;

(viii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(ix) any trustees, Depositaries, authenticating or Paying Agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(x) any deletions from, modifications of or additions to the Events of Default or covenants of the Trust with respect to the Debentures of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants contained in this Trust Indenture;

(xi) whether and under what circumstances the Debentures of the series will be convertible into or exchangeable for securities of any Person;

(xii) the form and terms of the Debentures of the series;

(xiii) if other than Canadian currency, the currency or currency unit in which the Debentures of the series are issuable and/or payable and any provisions with respect to exchange rates and an exchange rate agent;

(xiv) the appointment of any Depositary or Paying Agent with respect to such services; and

(xv) any other terms of the Debentures of the series (which terms shall not, unless set forth in an indenture supplemental hereto, be inconsistent with the provisions of this Trust Indenture).

(b) The Debentures of any series may be of different denominations and forms and may contain such variations of tenor and effect, not inconsistent with the provisions of this Trust Indenture, as are incidental to such differences of denomination and form including variations in the provisions for the exchange of Debentures of different denominations or forms and in the provisions for the registration or transfer of Debentures, and any series of Debentures may consist of Debentures having different dates of issue, different dates of maturity, different terms and conditions, different rates of interest and/or different redemption prices, if any, and/or different sinking fund provisions, if any, carrying the benefit of a sinking fund and partly of Debentures with no sinking fund provided therefor.

(c) Subject to the foregoing provisions and subject to any limitation as to the maximum principal amount of Debentures of any particular series, any of the Debentures may be issued as part of any series of Debentures previously issued, in which case, other than as provided in a Written Direction of the Trust with respect thereto, they shall bear the same designation and designating letters or numbers as have been applied to such similar prior issue and shall be numbered consecutively upwards in respect of each denomination of Debentures in like manner and following the numbers of the Debentures of such prior issue.

(d) Before the issue of any Additional Debentures of any series, the Trust may execute and deliver to the Trustee an indenture supplemental hereto for the purpose of establishing the terms thereof and the forms, if any, and denominations in which they may be issued, and the appointment of any Depositary or any Paying Agent, and the Trustee shall execute and deliver such supplemental indenture pursuant to Article 14.

(e) Whenever any series of Additional Debentures shall have been authorized as aforesaid, such Additional Debentures may be from time to time executed by the Trust and delivered to the Trustee and shall be certified by the Trustee and delivered by it to or to the order of the Trust upon receipt by and deposit with the Trustee of the following:

(i) an Officers' Certificate that no Event of Default has occurred which is continuing and that the Trust has complied with all the requirements of this Trust Indenture in connection with the issue of the Additional Debentures in respect of which certification is requested;

(ii) a Written Direction of the Trust for the certification and delivery of a specified principal amount of Additional Debentures; and

(iii) an opinion of Counsel that all requirements imposed by this Trust Indenture or by law in connection with the proposed issue of Additional Debentures have been complied with by the Trust.

(f) No Additional Debentures shall be certified or delivered hereunder if, to the knowledge of the Trustee, an Event of Default shall have occurred and be continuing.

2.3 Issue of Registered Global Debenture

(a) If the Trust shall establish that the Debentures of a series are to be issued in whole or in part in the form of one or more Registered Global Debentures, then the Trust shall execute and the Trustee shall certify and deliver one or more Registered Global Debentures that shall:

(i) represent the aggregate principal amount of the outstanding Debentures of such series to be represented by one or more Registered Global Debentures;

(ii) be registered in the name of the Depositary for such Registered Global Debenture or Debentures or the nominee of such Depositary;

(iii) be delivered by the Trustee to such Depositary or pursuant to such Depositary's instructions; and

(iv) bear a legend substantially to the following effect:

This Debenture is a Registered Global Debenture within the meaning of Trust Indenture dated May 12, 2005 between AltaGas Income Trust and Computershare Trust Company of Canada and is registered in the name of a Depositary or a nominee thereof. This Debenture may not be transferred to, or exchanged for Debentures registered in the name of, any person other than the Depositary or a nominee thereof and no such transfer or exchange may be registered, except in the limited circumstances described in the Trust Indenture. Every Debenture authenticated and delivered upon registration or transfer of, or in exchange for or in lieu of, this Debenture shall be a Registered Global Debenture subject to the foregoing, except in such limited circumstances described in the Trust Indenture.

2.4 Debentures to Rank Pari Passu

All Debentures issued pursuant to the provisions of this Trust Indenture shall rank pari passu without discrimination, preference or priority whatever may be the actual date thereof or of the certification thereof or terms of issue of the same respectively, save only as to defeasance, purchase or sinking fund, amortization fund or analogous provisions, if any, applicable to different series.

2.5 Interest

Except as otherwise provided in the terms of the Debentures of any series:

(a) Each Debenture shall bear interest from the date thereof or from the last interest payment date to which interest shall have been paid or made available for payment on such Debentures, whichever shall be later.

(b) Interest shall be payable semi-annually in equal instalments.

(c) Interest shall cease to accrue from the maturity date of a Debenture unless, upon due presentation, payment of principal is improperly withheld or refused.

(d) Interest on the Debentures of each series shall be computed on the basis of a 365 or 366 day year (as the case may be).

2.6 Signing of Debentures

The Debentures shall be signed on behalf of the Trust by any two of the Chairman, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice-President and the Treasurer of the Administrator or any two authorized officers of the Administrator holding office at the time of signing. The signatures of such officers may be mechanically reproduced and Debentures bearing such mechanical signatures shall be binding upon the Trust as if they had been manually signed by such officers. Any Debenture signed as aforesaid shall be valid and binding upon the Trust, notwithstanding that any of the Persons whose manual or mechanical signature appears on any Debenture as one of such officers may no longer hold office at the date

of this Trust Indenture or at the date of such Debenture or at the date of certification and delivery thereof.

2.7 Form of Debentures

The Debentures of any series may be engraved, lithographed, printed, mimeographed or typewritten, or partly in one form and partly in another, as the Trust may determine or as otherwise may be provided herein.

2.8 Certification by Trustee

(a) No Debenture shall be issued or, if issued, shall be obligatory or entitle the holder to the benefit hereof until it has been certified by or on behalf of the Trustee substantially in the form applicable to such Debenture or in some other form approved by the Trustee. Such certification by the Trustee upon any Debenture shall be conclusive evidence as against the Trust that the Debenture so certified has been duly issued hereunder and is a valid obligation of the Trust and that the holder is entitled to the benefit hereof.

(b) The certificate of the Trustee on Debentures or interim Debentures issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Trust Indenture or of the Debentures or interim Debentures (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or of the proceeds thereof. The certificate of the Trustee signed on any definitive or interim Debentures shall, however, be a representation and warranty by the Trustee that said definitive or interim Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Trust Indenture.

2.9 Interim Debentures

Pending the delivery of definitive Debentures of any series to the Trustee, the Trust may issue and the Trustee shall certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as the Trustee and the Trust may approve, entitling the holders thereof to definitive Debentures of the said series in any authorized denominations when the same are ready for delivery; provided, however, that the total amount of interim Debentures shall not exceed the aggregate principal amount of Debentures of such series authorized for issue. When so issued and certified, such interim Debentures shall, for all purposes, be deemed to be Debentures and, pending the exchange thereof for definitive Debentures, the holders of the said interim Debentures shall be deemed to be Debentureholders and entitled to the benefit of this Trust Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Trust shall have executed and delivered the definitive Debentures to the Trustee, the Trustee shall, at the Trust's expense, call in for exchange all interim Debentures that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Trust or the Trustee to the holders of such interim Debentures for such exchange thereof. All interest paid upon interim Debentures shall be noted

thereon by the Paying Agent as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10 Mutilation, Loss, Theft or Destruction of Debentures

(a) In case any of the Debentures issued and certified hereunder shall become mutilated or be lost, destroyed or stolen, the Trust in its discretion may issue, and thereupon the Trustee shall certify and deliver, a new Debenture of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Debenture or in lieu of and in substitution for such lost, destroyed or stolen Debenture and the new Debenture shall be in a form approved by the Trustee and shall be entitled to the benefit hereof to the same extent as the Debenture so mutilated, lost, destroyed or stolen.

(b) The applicant for the issue of a new Debenture pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Trust and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Debenture so lost, destroyed or stolen as shall be satisfactory to the Trust and the Trustee in their discretion. As a further condition, such applicant may also be required to furnish indemnity in amount and form satisfactory to the Trust and the Trustee in their discretion, and shall pay the reasonable charges of the Trust and the Trustee in connection therewith.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF DEBENTURES

3.1 Fully Registered Debentures

(a) Unless otherwise provided in this Trust Indenture or in the terms of any Debentures, the Trust shall cause to be kept by the Trustee, at its principal office in Calgary, Alberta, a register in which shall be entered the names and addresses of the holders of Debentures of each series and particulars of the Debentures held by them respectively and facilities for the exchange and transfer of Debentures. The Trust may from time to time provide additional facilities for such registration, exchange and transfer at other offices of the Trustee or at other agencies, as registrar.

(b) No transfer of a fully registered Debenture shall be valid unless made at one of the offices or other agencies referred to in subsection 3.1(a) by the registered Debentureholder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe.

(c) The registered Debentureholder may at any time and from time to time have the registration of such Debenture transferred from the register on which the

registration thereof appears to another authorized register upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon payment of a reasonable fee to be fixed by the Trustee. Such change of registration shall be noted on such Debenture by the Trustee or other registrar unless a new Debenture shall be issued upon such change of registration.

3.2 Registered Global Debentures

(a) With respect to Debentures of any series issued in whole or in part in the form of one or more Registered Global Debentures, the Trust shall cause to be kept by the Trustee at its principal office in Calgary, Alberta, and by the Trustee or such other registrar as the Trust, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as the Trust may designate with the approval of the Trustee, registers in which shall be entered the name and address of the Depositary or its nominee for each such Registered Global Debenture and particulars of the Registered Global Debenture held by it, and such registration shall be noted on the Registered Global Debenture by the Trustee or other registrar. With respect to any Debentures of such series that are at any time not represented by one or more Registered Global Debentures, the provisions of Section 3.1 or Section 3.3, whichever are applicable, shall govern with respect to registrations and transfers.

(b) Notwithstanding any other provision of this Article 3, unless and until it is wholly exchanged for fully registered Debentures in definitive form in accordance with the terms hereof or the particular terms applicable to the series of Debentures it represents, a Registered Global Debenture representing all or a portion of the Debentures of a series may not be transferred except as a whole by:

(i) the Depositary to a nominee of such Depositary;

(ii) a nominee of such Depositary to such Depositary or to another nominee of such Depositary; or

(iii) such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary, and only if the transfer is duly recorded by the Trustee on the register for such series and, if required, on the Registered Global Debenture.

(c) If at any time the Depositary for a Registered Global Debenture representing all or a portion of the Debentures of a series notifies the Trust that it is unwilling or unable to continue as Depositary for such Registered Global Debenture, or ceases to be eligible to be a Depositary, then the Trust may appoint a successor Depositary with respect to such Registered Global Debenture. If a successor Depositary for such Registered Global Debenture is not appointed by the Trust within 90 days after the Trust receives such notice or becomes aware of such ineligibility, then the Trust's determination that the Debentures represented by such Registered Global Debenture be held as a Registered Global Debenture shall

no longer be effective with respect to the Debentures represented by such Registered Global Debenture, and the Trust will execute, and the Trustee, upon receipt of a Written Direction of the Trust for the certification and delivery of individual Debentures of such series, will certify and deliver, in exchange for such Registered Global Debenture, individual Debentures of such series, subject to and in accordance with subsections 3.2(e) and 3.2(f), in an aggregate principal amount equal to the principal amount of such Registered Global Debenture.

(d) The Trust may at any time in its sole discretion, and shall upon the request of holders of 25% of the principal amount of the outstanding Debentures following the occurrence of an Event of Default which is continuing, determine that Debentures of any series issued in the form of one or more Registered Global Debentures shall no longer be represented by such Registered Global Debentures, in which event the Trust shall execute, and the Trustee, upon receipt of a Written Direction of the Trust for the certification and delivery of individual Debentures of such series, shall certify and deliver, in exchange for such Registered Global Debentures, individual Debentures of such series, subject to and in accordance with subsections 3.2(e) and 3.2(f), in an aggregate principal amount equal to the principal amount of such Registered Global Debentures.

(e) In any exchange provided for in either of subsections 3.2(c) and 3.2(d), or in the terms applicable to any particular series of Debentures, the Trust will execute and the Trustee will certify and deliver individual Debentures as fully registered Debentures in authorized denominations, all according to instructions from the Depositary to the Trustee in that regard, as contemplated by subsection 3.2(f).

(f) Upon the exchange of a Registered Global Debenture for individual Debentures in definitive form pursuant to either of subsections 3.2(c) and 3.2(d), or pursuant to the terms applicable to any particular series of Debentures, such Registered Global Debenture shall be cancelled by the Trustee. Individual registered Debentures exchanged for portions of a Registered Global Debenture shall be registered in such names and addresses and in such authorized denominations as the Depositary for such Registered Global Debenture, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver any such registered Debentures to the Persons in whose names such Debentures are so registered.

(g) If authorized by the Trust pursuant to Section 2.3 or otherwise with respect to a series of Debentures issued in whole or in part in the form of one or more Registered Global Debentures, the Depositary of a Registered Global Debenture representing such Debentures may surrender the Registered Global Debenture for such Debentures in exchange in whole or in part for individual Debentures of such series on such terms as are acceptable to the Trust and such Depositary. Thereupon, the Trust shall execute, and the Trustee shall certify and deliver to:

(i) each Person specified by such Depositary, one or more new individual Debentures of the same series in any authorized denomination as

requested by such Depositary in an aggregate principal amount equal to and in exchange for such Person's beneficial interest in the Registered Global Debenture; and

(ii) such Depositary a new Registered Global Debenture in a denomination equal to the difference, if any, between the principal amount of the surrendered Registered Global Debenture and the aggregate principal amount of new individual Debentures delivered to Persons under this subsection 3.2(g).

(h) All Debentures executed for delivery upon any transfer or exchange of a Registered Global Debenture shall be valid obligations of the Trust, evidencing the same debt and entitled to the same benefits under this Trust Indenture as the Registered Global Debenture surrendered for such transfer or exchange. No service charge shall be made for any registration of transfer or exchange of a Registered Global Debenture but the Trust may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any transfer, registration of transfer or exchange of a Registered Global Debenture.

(i) None of the Trust, the Trustee or any other registrar shall be required to:

(i) execute for delivery, register the transfer of or exchange a Registered Global Debenture of any particular series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of all or any part of a Registered Global Debenture selected for redemption and ending at the close of business on the day of such mailing; or

(ii) register the transfer of or exchange any portion of a Registered Global Debenture so selected for redemption in whole or in part, except the unredeemed portion of any Registered Global Debenture being redeemed in part.

3.3 Transferee Entitled to Registration

The transferee of a registered Debenture, other than a Registered Global Debenture, shall, after the appropriate form of transfer is lodged with the Trustee or other agent and upon compliance with all other conditions in that behalf required by this Trust Indenture or by law, be entitled to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Trust and his transferor or any previous holder of such Debenture, save in respect of equities of which the Trust or Debentureholder is required to take notice by statute or by order of a court of competent jurisdiction.

3.4 Exchange of Debentures

(a) Debentures in any authorized form or denomination, other than Registered Global Debentures, may be exchanged upon reasonable notice for Debentures in any

other authorized form or denomination, of the same series, as the case may be, and date of maturity, bearing the same interest rate and other terms and conditions and of the same aggregate principal amount as the Debentures so exchanged.

(b) Debentures of any series may be exchanged only at the principal office of the Trustee in Calgary, Alberta or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places, if any, as may from time to time be designated by the Trust with the approval of the Trustee. The Trust shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.5 Charges for Registration, Transfer and Exchange

(a) Unless otherwise provided in any Written Direction of the Trust or supplemental indenture, for each Debenture exchanged, registered, transferred or discharged from registration, the Trustee or other agent shall, if required by the Trust, make a reasonable charge for its services and for each new Debenture issued, if any. However, no charge to a Debentureholder shall be made hereunder for any:

  (i) exchange, registration, transfer or discharge from registration of any Debenture applied for within the period of two months from and including the date of original issue of such Debenture;

  (ii) exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9;

  (iii) exchange of a Registered Global Debenture as contemplated in Section 3.2; or

  (iv) exchange of any Debenture resulting from a partial redemption under Article 5.

(b) Payment of any such charges and reimbursement of the Trustee or other agent or the Trust for any transfer taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto.

3.6 Registers Open for Inspection

The registers shall, at all reasonable times and at such reasonable costs as established by the Trustee, be open for inspection by the Trust, the Trustee or any Debentureholder. The Trustee and every registrar shall, from time to time when requested to do so by the Trust or by

the Trustee, furnish the Trust or the Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register and showing the principal amount and serial numbers of the Debentures held by each such Debentureholder.

3.7 Closing of Registers

(a) Subject to any restriction herein provided, the Trust, with the approval of the Trustee, may at any time close any register, other than the register kept at the principal office of the Trustee in Calgary, Alberta, and transfer the registration of any Debentures registered thereon to another register and thereafter such Debentures shall be deemed to be registered on such other register and notice of such transfer shall be given in the manner provided in Section 12.2 to the holders of the Debentures registered in the register so closed.

(b) Neither the Trust nor the Trustee nor any other agent shall be required to make:

(i) exchanges or transfers of fully registered Debentures of any series on any interest payment date for such Debentures, as applicable, or during the 14 preceding days; or

(ii) exchanges or transfers of any fully registered Debentures of any series on the day of any selection by the Trustee of such Debentures to be redeemed or during the 14 preceding days; or

(iii) exchanges or transfers of any fully registered Debentures of any series which have been called for redemption in whole or in part unless, upon due presentation thereof for redemption, such Debentures shall not be redeemed.

3.8 Ownership of Debentures

(a) The Person in whose name any fully registered Debenture is registered shall, for all the purposes of this Trust Indenture, be and be deemed to be the legal and beneficial owner thereof and payment of or on account of the principal of and premium, if any, and interest on such Debenture shall be made only to or upon the order in writing of such registered Debentureholder.

(b) Neither the Trust nor the Trustee nor any other agent shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Debenture and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(c) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such Debenture respectively free from all equities or rights of set-off or counterclaim between the Trust and the original or any intermediate holder thereof, except in the case of any prior overpayment with respect to a Debenture, and all Persons

may act accordingly, and the receipt of any such registered Debentureholder for any such principal, premium, if any, or interest shall be a good discharge to the Trust, the Trustee and any other agent for the same and neither the Trust, the Trustee nor any other agent shall be bound to inquire into the title of any such registered Debentureholder.

(d) The Trust, the Trustee and any other agent may treat the registered holder of any Debenture as the owner thereof without actual production of such Debenture for the purpose of any Debentureholders' Request, requisition, direction, consent instrument or other document.

(e) Where a registered Debenture is registered in more than one name, the principal premium, if any, and interest from time to time payable in respect thereof may be paid by cheque payable to the order of all such Debentureholders, failing written instructions from them to the contrary, and the receipt of any one of such Debentureholders therefor shall be a valid discharge to the Trustee and any other agent and to the Trust, unless such cheque is not paid at par on presentation at any one of the places where such principal, premium, if any, and interest is, by the terms of such Debenture, made payable.

(f) In the case of the death of one or more joint registered Debentureholders, the principal, premium, if any, and interest on fully registered Debentures may be paid by cheque to the survivor or survivors of such registered Debentureholders whose receipt therefor shall constitute a valid discharge to the Trustee and any other agent and to the Trust, unless such cheque is not paid at par on presentation at any one of the places where such principal, premium, if any, and interest is, by the terms of such Debenture, made payable.

ARTICLE 4
ISSUE OF MEDIUM TERM NOTES

4.1 Form and Terms of Medium Term Notes

(a) The first series of Debentures authorized to be issued hereunder shall be designated as "Medium Term Notes" which may be issued from time to time in accordance with this Trust Indenture. The aggregate principal amount of Medium Term Notes that may be issued hereunder is unlimited. Notwithstanding anything to the contrary herein contained, each issue of Medium Term Notes having the same maturity date, interest rate and other terms and conditions, irrespective of the date or dates of issue, shall for the purposes of this Trust Indenture be deemed to be a single series of Debentures issued hereunder.

(b) Unless otherwise specified in the applicable Written Direction of the Trust or supplemental indenture, each Medium Term Note shall be issuable as a fully registered Debenture or, subject to the terms of Article 3, a Registered Global Debenture registered in the name of The Canadian Depository for Securities Limited being designated the initial Depositary therefor or its nominee, CDS &

CO., and with the register being maintained by the Trustee or available to it in Calgary, Alberta.

(c) Each Medium Term Note shall be dated as of such date, shall mature on such date, shall be issued and payable in such currency, shall bear interest at such rates of interest and shall have such other terms and conditions as shall be determined by the Trust at or prior to the time of issue thereof.

(d) Unless otherwise specified in the applicable Written Direction of the Trust or supplemental indenture, the Medium Term Notes shall be issued in minimum denominations of $5,000 and multiples of $1,000 above such amount.

(e) The Medium Term Notes and the certificate of the Trustee endorsed thereon shall be substantially in the form set out in Schedule A to this Trust Indenture with such appropriate insertions, omissions, substitutions and variations as the Trustee may approve and shall be numbered in such manner as the Trustee may approve, such approvals of the Trustee to be conclusively evidenced by its certification of the Medium Term Notes.

(f) Unless otherwise specified in the applicable Written Direction of the Trust or supplemental indenture, the principal of all Medium Term Notes and the premium, if any, and interest thereon and all sums which may at any time become payable thereon, whether at maturity, on a declaration, on redemption or otherwise shall be payable at any branch in Canada of the Royal Bank of Canada, or such other financial institution as may be designated from time to time by the Trust, against surrender of the Medium Term Notes, except that the Trust may agree with any holder of Medium Term Notes or the Depositary to make other arrangements for payments on or in respect of Medium Term Notes registered in such holder's name.

4.2 Issue of Medium Term Notes

Medium Term Notes are hereby created and may forthwith and from time to time be executed by the Trust and delivered to the Trustee and shall thereupon be certified by the Trustee and delivered by the Trustee upon the Written Direction of the Trust, without the Trustee receiving any consideration therefor, upon receipt by the Trustee of a Written Direction of the Trust to the effect that:

(a) all conditions precedent provided for in this Trust Indenture and by applicable law relating to the authorization, execution, issuance, certification and delivery of Medium Term Notes have been complied with or satisfied in accordance with the terms of this Trust Indenture and such applicable law, and

(b) at the time of the certification and delivery of Medium Term Notes by the Trustee, no Event of Default under this Trust Indenture has occurred and is continuing.

The Written Direction of the Trust required by Section 4.2 for the certification and delivery of Medium Term Notes shall specify in a schedule or in such other manner satisfactory to the Trustee (the **"Terms Schedule"**) to such Written Direction of the Trust, the date, principal amount, maturity date, interest rate, if any, (or the method of calculation thereof), interest payment dates (if any), and redemption provisions (if any) applicable to such Medium Term Notes, whether the Medium Term Notes are to be issued as fully registered Debentures or a Registered Global Debenture, place of delivery for each Medium Term Note requested to be certified and delivered and such other terms and conditions applicable to such Medium Term Notes not inconsistent with the terms of this Indenture. Upon the certification and delivery by the Trustee of Medium Term Notes in accordance with such Written Direction of the Trust, the Terms Schedule to such Written Direction of the Trust shall be deemed to be a schedule to and form part of this Trust Indenture. The Trustee shall have no duty or responsibility with respect to the use or application of any of the Medium Term Notes so certified and delivered or of the proceeds thereof.

ARTICLE 5
REDEMPTION AND PURCHASE OF DEBENTURES

5.1 Redemption of Debentures

The Trust shall have the right at its option to redeem either in whole at any time or in part from time to time before maturity the Debentures issued hereunder of any series (including Medium Term Notes) which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such premium (if any) and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Trust Indenture or in the Written Direction of the Trust or supplemental indenture authorizing or providing for the issue thereof.

5.2 Partial Redemption of Debentures

(a) If less than all the Debentures of any series for the time being outstanding are to be redeemed, then, unless otherwise provided herein or in the Written Direction of the Trust or supplemental indenture providing for the issue of such series, the Trust shall in each such case, at least 15 days before the date upon which the notice of redemption is to be given, notify the Trustee by Written Direction of the Trust of its intention to redeem Debentures and of the aggregate principal amount of Debentures so to be redeemed. The Debentures so to be redeemed shall be selected by the Trustee by lot or in such other manner as the Trustee may deem equitable and expedient. For this purpose, the Trustee may make, and from time to time amend, regulations with regard to the manner in which such Debentures may be so selected. Regulations so made shall be valid and binding upon all Debentureholders notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to redemption in part only.

(b) Debentures in denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof)

and, unless the context otherwise requires, references to Debentures in this Article 5 shall be deemed to include any such part of the principal amount of Debentures which shall have been so selected and called for redemption. The holder of any Debenture called for redemption in part only, upon surrender of such Debenture for payment as required by Section 5.8, shall be entitled to receive, without expense to such Debentureholder, one or more new Debentures for the unredeemed part of the Debenture so surrendered, and the Trust shall execute and the Trustee shall certify and deliver, at the expense of the Trust, such new Debenture or Debentures upon receipt of the Debenture so surrendered.

5.3 Notice of Redemption

Unless the provisions attaching to any series of Debentures provide otherwise, notice of intention to redeem any Debentures shall be given by or on behalf of the Trust in the following manner:

(a) notice of intention to redeem such Debentures shall be given in the manner provided in Section 12.2 not less than 30 nor more than 60 days prior to the date specified for redemption, provided that the accidental omission to mail or deliver any such notice or the non-receipt of any such notice by any such Debentureholder or Debentureholders shall not invalidate or otherwise prejudicially affect the redemption of such Debentures; and

(b) every notice of redemption shall specify the redemption date and the redemption price, the place or places of payment and shall state that if the Debentures specified in such notice be not presented for redemption on such redemption date all interest thereon shall cease from and after the said date, and if a Debenture is to be redeemed in part only, shall also specify that part of the principal amount thereof so to be redeemed.

5.4 Debentures Due on Redemption Dates

Upon notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the redemption price, on the redemption date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such redemption date, if the moneys necessary to redeem such Debentures shall have been deposited as hereinafter provided and affidavits or other proof satisfactory to the Trustee as to the giving of such notices shall have been lodged with it, such Debentures shall not be considered as outstanding hereunder and interest upon such Debentures shall cease to accrue after the redemption date. In case any question shall arise as to whether any notice has been given as above provided and any such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

5.5 Deposit of Redemption Moneys

Upon Debentures having been called for redemption as hereinbefore provided, the Trust shall deposit with the Trustee or any Paying Agent to the order of the Trustee, on or before the

redemption date fixed in the notice of the redemption thereof, such sums as may be sufficient to pay the redemption price of the Debentures so to be redeemed together with the Trustee's estimate of the reasonable charges and expenses to be incurred by it in connection with such redemption. From the sums so deposited the Trustee shall pay or cause to be paid to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, interest and premium (if any) to which they are respectively entitled on redemption.

5.6 Failure to Surrender Debentures Called for Redemption

In case the holder of any such Debenture so called for redemption shall within 30 days from the date fixed for redemption fail so to surrender any of his Debentures or shall not within such time accept payment of the redemption moneys payable in respect thereof or give such receipt therefor (if any) as the Trustee may require, such redemption moneys shall be set aside in trust for such Debentureholder, at such rate of interest as the depositary may allow, either in the deposit department of the Trustee or in some chartered bank in Canada and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside, and to that extent such Debentures shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no right except to receive payment out of the moneys so paid and deposited upon surrender and delivery up of his Debenture or Debentures of the redemption price of such Debenture or Debentures, plus such interest thereon (if any) as the depositary may allow.

5.7 Cancellation

(a) All Debentures redeemed or purchased by the Trust under this Article 5 shall forthwith be delivered to the Trustee and shall be cancelled by it and no Debentures shall be issued in substitution therefor.

(b) All matured Debentures shall likewise be delivered to the Trustee and cancelled by it and no Debentures shall be issued in substitution therefor.

5.8 Surrender of Debentures for Cancellation

If the principal moneys due upon any Debenture issued hereunder shall become payable by redemption or otherwise before the date of maturity thereof, the Person presenting such Debenture for payment must surrender the same for cancellation, the Trust nevertheless paying or causing to be paid the interest accrued and unpaid thereon (computed on a per diem basis to the redemption date).

5.9 Purchase of Debentures for Cancellation

Unless the provisions attaching to any series of Debentures provide otherwise, and provided that no Event of Default has occurred and is continuing, the Trust may purchase all or any of the Debentures in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract at any price. If, upon an invitation for tenders, more Debentures are tendered at the same lowest price than the Trust is prepared to accept, the Debentures to be purchased by the Trust will be selected by the Trustee on a pro rata basis, by lot, or in such other manner as the Trustee may deem equitable and expedient, from the Debentures tendered by each tendering

Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to purchase in part only. If only part of a Debenture is purchased, the holder of such Debenture upon surrender of such Debenture for payment shall be entitled to receive without expense to such Debentureholder one or more new Debentures for the part of the Debenture so surrendered which is not being purchased, and the Trust shall execute and the Trustee shall certify and deliver, at the expense of the Trust, such new Debenture or Debentures upon receipt of the Debenture so surrendered.

ARTICLE 6
COVENANTS OF THE TRUST

6.1 General Covenants

The Trust covenants with the Trustee that so long as any Debentures remain outstanding:

(a) the Trust will duly and punctually pay or cause to be paid to the holder of every Debenture issued hereunder the principal of such Debenture and the premium, if any, and interest accrued thereon (including, in case of default, interest on all amounts overdue at the rate specified therein) on the dates and at the places, in the currencies, and in the manner mentioned herein and in such Debentures;

(b) unless otherwise provided in the Debentures or in any Written Direction of the Trust or supplemental indenture creating a series of Debentures:

(i) as interest becomes due on each fully registered Debenture (except at maturity or on redemption, when interest may at the option of the Trust be paid upon surrender of such Debenture for payment) the Trust, either directly or through the Trustee or a Paying Agent, shall send by prepaid ordinary mail a cheque for such interest (less any tax required to be withheld therefrom) payable to the order of the holder of such Debenture registered on the appropriate register as at the close of business on the tenth Business Day prior to the date on which such payment is due and addressed to such Debentureholder at such Debentureholder's last address appearing on the appropriate register, or shall provide for the payment thereof by such other means as may be agreed to by the Trustee;

(ii) if payment is made by cheque, then such cheque shall be forwarded at least three Business Days prior to each date on which interest on such Debentures becomes due and if payment is made by other means (such as wire transfer of funds), then such payment shall be made in a manner whereby the Debentureholder receives credit for such payment on the day such interest on such Debentures becomes due;

(iii) in the case of joint Debentureholders, the cheque or other payment shall be made payable to, or directed to the order of, all such joint

Debentureholders at the address maintained on the register in respect of such joint holding;

provided however, that notwithstanding the foregoing,

(iv) if all or any part of any series of Debentures is represented by a Registered Global Debenture, then all payments on the portion represented by the Registered Global Debenture may be made, at the determination of the Trust, by electronic funds transfer or otherwise to the Depositary or its nominee for subsequent payment by the Depositary or its nominee to holders of beneficial interests in that Registered Global Debenture;

(v) the mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby plus the amount of any tax withheld as aforesaid, satisfy and discharge the liability of the Trust for interest on such Debenture unless, in case of payment by cheque, such cheque is not paid at par on presentation at any one of the places where such interest is, by the terms of such Debenture, made payable. In the event of non-receipt of any such cheque by the Person to whom it is sent as aforesaid, the Trust shall issue to such Person a replacement cheque for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction;

(vi) none of the Trust, the Trustee or any Paying Agent for any Debentures issued as a Registered Global Debenture will be responsible or liable to any Person for any aspect of the records related to or payments made or not made on account of beneficial interests in any Registered Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial interests; and

(vii) if the due date for the payment of interest, if any, or principal of or premium, if any, on any Debenture is not, at the place of payment a Business Day, such payment will be made on the next Business Day and the holder of such Debenture will not be entitled to any further interest or other payment in respect of such delay; provided, however, that if such next Business Day falls in a subsequent calendar year such payment may be made on the preceding Business Day;

(c) the Trust shall maintain its existence in good standing under the laws of the jurisdiction of its formation and register and qualify and remain registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(d) the Trust shall cause each of its Designated Subsidiaries to maintain its existence in good standing under the laws of the jurisdiction of its formation and shall cause each Designated Subsidiary to register and qualify and remain registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(e) within 140 days after the end of each fiscal year of the Trust and in any event within ten Business Days (or such longer period as the Trustee in its discretion may consent to) after the filing by the Trust of its annual audited consolidated financial statements for such fiscal year with Canadian securities regulatory authorities, if required, the Trust shall furnish to the Trustee a copy of such annual audited consolidated financial statements; within 60 days after the end of each of the first three fiscal quarters during each fiscal year of the Trust and in any event within ten Business Days (or such longer period as the Trustee in its discretion may consent to) after the filing by the Trust of its quarterly unaudited consolidated financial statements for such fiscal quarter with Canadian securities regulatory authorities, if required, the Trust shall furnish to the Trustee a copy of such unaudited consolidated financial statements, all such financial statements to be prepared in accordance with Generally Accepted Accounting Principles;

(f) the Trust shall and shall cause each of its Designated Subsidiaries to pay or cause to be paid all rents, taxes, rates, levies, royalties and assessments, ordinary or extraordinary, government fees, dues, and other obligations to pay money validly levied, assessed or imposed upon it, or upon its properties or any part thereof, as and when the same become due and payable, except to the extent that failure to do so does not have a Material Adverse Effect or except to the extent and for so long as the Trust or such Designated Subsidiary shall contest in good faith its obligation to do so if such contestation will invoke no risk of loss of any material part of the property of the Trust and its Designated Subsidiaries taken as a whole;

(g) the Trust will or will cause all of its property and the property of its Designated Subsidiaries which is of a character usually insured by business entities operating like businesses to be properly insured and kept insured with reputable insurers (which may include associations or other organizations for mutual or reciprocal insurance or, to the extent customary, through self insurance or co-insurance) against loss or damage by fire or other hazards of the nature and to the extent and in the amount that such properties are usually insured by business entities operating like businesses, provided that the relevant insurance policies may contain such deductibles, exclusions and other limitations as are in accordance with industry practice;

(h) the Trust shall give notice in writing to the Trustee of the occurrence of any Event of Default forthwith upon becoming aware thereof and without waiting for the

Trustee to take any further action, and specifying the nature of such default and the steps taken or proposed to be taken to remedy the same; and

(i) within 140 days after the end of each fiscal year of the Trust and in any event within ten Business Days (or such longer period as the Trustee in its discretion may consent to) after the filing by the Trust of its annual audited consolidated financial statements for such fiscal year with Canadian securities regulatory authorities, if required, the Trust shall furnish the Trustee with an Officers' Certificate certifying that no Event of Default has occurred and is continuing hereunder of which the officers signing such Officers' Certificate are aware, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply.

6.2 [Intentionally Deleted]

6.3 Appointments to Fill Vacancies in Trustee's Office

The Trust, whenever necessary to avoid or fill a vacancy in the office of trustee, will appoint a qualified trustee, so that there shall at all times be a Trustee hereunder.

6.4 To Pay Trustee's Remuneration

The Trust will pay the Trustee reasonable remuneration for its service as Trustee hereunder and will repay to the Trustee on demand all moneys which shall have been paid by the Trustee in and about the execution of the trusts hereby created (including the compensation and disbursements of the Trustee's Counsel on the basis of a solicitor and his own client and all other advisors and assistants not regularly in the Trustee's employ), with interest, if demanded by the Trustee, at a rate equal to the Prime Rate from 30 days after the date of the invoice from the Trustee to the Trust in respect of such expenditure until payment. Such moneys and the interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any of the Debentures or interest thereon. The said remuneration shall continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this Trust Indenture shall be in the course of administration by or under the direction of the court. Without limiting the generality of the foregoing provisions of this Section 6.4, the costs to be paid to the Trustee shall include all costs, charges and expenses of the Trustee in connection with the provision of waivers and consents and the recovery or enforcement or repayment of the Debentures or any part thereof.

6.5 Not to Extend Time for Payment of Interest

In order to prevent any accumulation after maturity of unpaid interest, the Trust will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debentures and it will not directly or indirectly be or become a party to or approve any such arrangement by purchasing or funding any interest on Debentures or in any other manner. In case the time for the payment of any such interest shall be so extended, whether or not such extension is made by or with the consent of the Trust, notwithstanding anything herein or in the Debentures contained, such interest shall not be entitled in case of default hereunder to the

benefits of this Trust Indenture except subject to the prior payment in full of all interest on Debentures the payment of which has not been so extended.

6.6 Trustee May Perform Covenants

If the Trust shall fail to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 8.2) need not, notify the Debentureholders of such failure or itself may perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation so to do. All sums so expended or advanced shall be repayable by the Trust in the manner provided in Section 6.4, but no such performance or payment shall be deemed to relieve the Trust from any default hereunder.

ARTICLE 7
COVENANTS RELATING TO THE MEDIUM TERM NOTES

7.1 Covenants Relating to the Medium Term Notes

The Trust covenants with the Trustee that so long as any of the Medium Term Notes remain outstanding:

(a) the Trust shall not and shall not permit any of its Designated Subsidiaries to create, incur, assume or suffer to exist any Security Interest securing Indebtedness for borrowed money, except for Permitted Encumbrances, upon or with respect to any of its undertaking, business, revenues or income, properties, rights or assets, whether now owned or hereafter acquired unless it causes the Medium Term Notes to be secured equally and rateably with such Security Interest;

(b) the Trust shall not and shall not permit any of its Designated Subsidiaries to create, assume or otherwise incur any Funded Obligations if at the time of such creation, assumption or incurrence and after giving effect thereto, the ratio of Funded Obligations to Total Capitalization would exceed 70%; provided, however, for purposes of this subsection 7.1(b), any rollover, conversion, extension of the term or substantially concurrent refinancing or other refunding of an existing obligation in respect of Funded Obligations under a line of credit or other credit facility with a bank or banks or other lending institutions shall be deemed not to be the creation, assumption or other incurrence of any Funded Obligation except to the extent of an increase in the principal amount thereof; and

(c) the Trust shall not permit its Designated Subsidiaries (excluding those Designated Subsidiaries which have provided to the Trustee a Subsidiary Guarantee) in the aggregate to create, assume or otherwise incur Funded Obligations (other than Funded Obligations incurred pursuant to the issuance of $100 million of 7.28% medium term notes due October 4, 2005) which, in the aggregate, exceed 10% of Consolidated Total Assets.

ARTICLE 8
DEFAULT

8.1 Events of Default and Waiver

Upon the happening of one or more of the following events (each an "**Event of Default**") (other than the happening of an event applicable to a Designated Subsidiary that the Trust could declare to be no longer a Designated Subsidiary in compliance with the definition of Designated Subsidiary, provided that such declaration is made within 10 days of notice by the Trust to the Trustee of such event):

(a) if the Trust makes default in payment of the principal of or premium (if any) or interest on any Debenture when the same becomes due and payable under any provision hereof or of the Debentures and such default continues for a period of five (5) Business Days after written notice to the Trust from the Trustee that such amount is overdue;

(b) if a decree or order of a court having jurisdiction is entered adjudging the Trust or a Designated Subsidiary a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or appointing a receiver, receiver and manager or receiver-manager of, or of any substantial part of the property of, the Trust or a Designated Subsidiary or ordering the winding-up or liquidation of the affairs of the Trust or a Designated Subsidiary, and any such decree or order or appointment continues unstayed and in effect for a period of 30 consecutive days;

(c) if a resolution is passed for the dissolution, winding-up or liquidation of the Trust or a Designated Subsidiary (except in the course of carrying out or pursuant to a transaction where the business of the Trust continues to be carried on by a Successor and where certain other conditions, as set forth herein, have been satisfied) or if the Trust or a Designated Subsidiary institutes proceedings to be adjudicated a bankrupt or insolvent or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws; or, if the Trust or a Designated Subsidiary consents to or otherwise becomes subject to the appointment of a receiver, receiver and manager or receiver-manager of, or of any substantial part of, the property of the Trust or a Designated Subsidiary; or, if the Trust or a Designated Subsidiary makes a general assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due or takes corporate action in furtherance of any of the aforesaid purposes;

(d) if the Trust or any of its Designated Subsidiaries defaults (which default has not been waived or cured) (i) under any obligation to repay when due outstanding borrowed money (other than Non-Recourse Debt and other than in respect of the Debentures) in excess of the greater of $25,000,000 and 5% of Consolidated

Equity and after all applicable grace or curative periods have expired or (ii) in the performance or observance of any other agreement or condition in respect of outstanding borrowed money in excess of the greater of $25,000,000 and 5% of Consolidated Equity if, as a result thereof, the requirement to repay such borrowed money has been accelerated upon exercise of any right of a creditor or otherwise;

(e) if an encumbrancer takes possession of all of the property of the Trust or a Designated Subsidiary or any part thereof which is a substantial part of the property of the Trust on a consolidated basis, or if any process of execution is levied or enforced upon or against all of the property of the Trust or a Designated Subsidiary or any part thereof which is a substantial part of the property of the Trust on a consolidated basis and remains unsatisfied for such period as would permit any such property to be sold thereunder, unless such process is in good faith contested by the Trust or the Designated Subsidiary; and

(f) if the Trust shall neglect to observe or perform in any material respect any other material covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Trust specifying such default and requiring the Trust to put an end to the same (which notice shall be given by the Trustee upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding), the Trust shall fail to remedy such default within a period of 45 days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

then in each and every such event the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding (or, if more than one series of Debentures is outstanding, in the case of default in the payment of principal, premium or interest in respect of any one or more series of Debentures or in any material covenant or condition which by its terms is effective only so long as Debentures of one or more series are outstanding, signed by the holders of not less than 25% in principal amount of the Debentures of all such series so in default then outstanding), subject to the provisions of Section 8.3, by notice in writing to the Trust declare the principal of and premium (if any) and interest on all Debentures then outstanding (and, where such declaration is based upon a voluntary winding-up or liquidation of the Trust or where otherwise not contrary to law, the premium (if any) thereon which would have been payable if the Trust had redeemed the Debentures (otherwise than out of sinking fund moneys) on the date of such declaration) and all other moneys outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, and the Trust shall forthwith pay to the Trustee for the benefit of the Debentureholders such principal, premium (if any) as aforesaid, and accrued and unpaid interest and all other moneys outstanding hereunder, together with interest at the rate borne by the Debentures on such principal, premium (if any), interest and such other moneys from the date of the said declaration until payment is received by the Trustee. Such payment when made shall be

deemed to have been made in discharge of the Trust's obligations hereunder and any moneys so received by the Trustee shall be applied in the manner provided in Section 8.6.

8.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 10 days after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the applicable manner provided in Section 12.2, provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Trust in writing.

8.3 Waiver of Default

Upon the happening of any Event of Default hereunder, other than default in payment of any Debentures at maturity:

(a) Debentureholders by Extraordinary Resolution shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) either by a meeting or by an instrument in writing to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 8.1 and the Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such resolution or instrument; and

(b) the Trustee, so long as it has not become bound to declare the principal of and premium (if any) and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.

No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4 Enforcement by the Trustee

(a) Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, in case the Trust shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and premium (if any) and interest on all Debentures then outstanding together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the

Debentures then outstanding (or, if more than one series of Debentures is outstanding, in the case of default in the payment of principal, premium or interest in respect of any one or more series of Debentures or in any material covenant or condition which by its terms is effective only so long as Debentures of one or more series are outstanding, signed by the holders of not less than 25% in principal amount of the Debentures of all such series so in default then outstanding) and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the said principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Trust Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Trust Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Debentureholders or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Debentureholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Trust or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Debentureholders by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Debentureholders with authority to make and file in the respective names of the Debentureholders (if known) or on behalf of the Debentureholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Debentureholders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such Debentureholders, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the Debentureholders against the Trust or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided that nothing contained in this Trust Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

(c) The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Debentureholders subject to the provisions of this Trust Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Trust Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the Debentureholders, and it shall not be necessary to make any Debentureholders parties to any such proceeding.

8.5 No Suits by Debentureholders

No Debentureholder shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or premium (if any) or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver, receiver and manager or receiver-manager or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Trust wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless (a) such Debentureholder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding (or, if more than one series of Debentures is outstanding, in the case of default in the payment of principal, premium (if any) or interest in respect of any one or more series of Debentures or in any material covenant or condition which by its terms is effective only so long as Debentures of one or more series are outstanding, signed by the holders of not less than 25% in principal amount of Debentures of all such series so in default then outstanding) shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders, or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding.

8.6 Application of Moneys by Trustee

Except as herein otherwise expressly provided any moneys received by the Trustee from the Trust pursuant to the foregoing provisions of this Article 8, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Trust, shall be applied, together with any other moneys in the hands of the Trustee available for such purpose, as follows:

(a) first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Trust Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 8.6 provided, in payment, rateably and proportionately to the Debentureholders, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium (if any) and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such moneys to the Trust or its assigns;

provided that no payment shall be made pursuant to clause (b) above in respect of the principal of or premium (if any) or interest on any Debenture held, directly or indirectly, by or for the benefit of the Trust (other than, if permitted hereunder, any Debenture pledged for value and in good faith to a Person other than the Trust but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal of and premium (if any) and interest on all Debentures which are not so held.

8.7 Distribution of Proceeds

Payments to Debentureholders pursuant to Section 8.6(b) shall be made as follows:

(a) at least 15 days notice of every such payment shall be given in the applicable manner provided in Section 12.2 specifying the time when and the place or places where the Debentures are to be presented and the amount of the payment and the application thereof as between principal, premium (if any) and interest;

(b) payment of any Debenture shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender for endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture in respect of which such amount is owing be duly presented on or after the date so specified and payment of such amount not be made; and

(d) the Trustee shall not be bound to apply or make any partial or interim payment of any moneys coming into its hands if the amount so received by it, after reserving

thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 8.6(a), is insufficient to make a distribution of at least 5% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 13.9 until the money or the investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

8.8 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or, subject to the other provisions hereof, upon or to the Debentureholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

8.9 Judgment Against the Trust

The Trust covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and the interest thereon and any other moneys owing hereunder.

8.10 Immunity of Shareholders and Others

The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future unitholder, trustee, director, officer or employee of the Trust or of any Successor and against any incorporator, shareholder, director, officer or employee of any manager or administrator of the Trust or any Successor for the payment of the principal of or premium (if any) or interest on any of the Debentures or on any covenant, agreement, representation or warranty or determination by the Directors or the Trust herein or in the Debentures or otherwise in respect of any matter relating to this Trust Indenture or the Debentures.

8.11 Trustee Appointed Attorney

The Trust hereby irrevocably appoints the Trustee to be the attorney of the Trust in the name and on behalf of the Trust to execute any instruments and do any acts and things which the Trust ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Trust Indenture and generally to use the name of the Trust in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation.

ARTICLE 9
SATISFACTION AND DISCHARGE

9.1 Cancellation and Destruction

All matured Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Trust Indenture shall be destroyed by the Trustee and if required by the Trust, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

9.2 Non-Presentation of Debentures

In case any Debentureholder shall fail to present the same for payment on the date on which the principal thereof and premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor (if any) as the Trustee may require:

(a) the Trust shall be entitled to pay to the Trustee and direct the Trustee to set aside;

(b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment of the Debenture, the Trust shall be entitled to direct the Trustee to set aside; or

(c) if the redemption was pursuant to notice given hereunder, the Trustee may itself set aside;

in each case either in the deposit department of the Trustee or in a chartered bank in Canada, the principal moneys and premium (if any) or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Trust Indenture; and thereupon the principal moneys and premium (if any) or the interest payable on or represented by each Debenture in respect whereof such moneys have been set aside shall be deemed to have been paid and the Debentureholder shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject to the provisions of Section 9.3.

9.3 Repayment of Unclaimed Moneys

Any moneys set aside under Section 5.5 or Section 9.2 and not claimed by and paid to Debentureholders as provided in Section 9.2 within six years after the date of such setting aside shall be repaid to the Trust by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the Debentureholders in respect of which such moneys were so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the moneys due thereon from the Trust up to such time as the right to proceed against the Trust for recovery of such moneys has become statute barred under the laws of the Province of Alberta.

9.4 Discharge

The Trustee shall at the request of the Trust release and discharge this Trust Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Trust from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of and premium (if any) and interest (including interest on amounts in default, if any) on all the Debentures and all other moneys payable hereunder have been paid or satisfied or that, all the Debentures having matured or having been duly called for redemption, payment of the principal of and premium, if any, and interest (including interest on amounts in default, if any) on such Debentures and of all other moneys payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

9.5 Defeasance

(a) The Trust shall be deemed to have fully paid, satisfied and discharged all the outstanding Debentures or all the outstanding Debentures of any series and the Trustee, at the expense of the Trust, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all outstanding Debentures or all the outstanding Debentures of any series issued hereunder, as the case may be, either:

(i) the Trust has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose, an amount sufficient to pay, satisfy and discharge the entire amount of principal, premium (if any) and accrued and unpaid interest to the maturity date or any repayment date, as the case may be, of all the outstanding Debentures or all the outstanding Debentures of such series; or

(ii) the Trust has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose, such amount of direct obligations of, or obligations the principal, premium (if any) and interest of which are guaranteed by, the Government of Canada or of the United States of America as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire amount of principal, premium (if any) and accrued and unpaid interest to the maturity date or any repayment date, as the case may be, of all the outstanding Debentures or all the outstanding Debentures of such series;

and in either event:

(iii) the Trust has paid or caused to be paid all other sums payable with respect to all the outstanding Debentures or all the outstanding Debentures of such series;

(iv) the Trust has delivered to the Trustee an Officers' Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all the outstanding Debentures or all the outstanding Debentures of such series have been complied with; and

(v) except in respect of taxes arising with respect to deposited funds or other provision for payment in respect of the Debentures or Debentures of such series as hereinbefore provided, for the payment of which the Trust has deposited funds with the Trustee as trust funds in trust for such purpose, the Trustee shall have received an opinion of national recognized counsel to the effect that the holders of Debentures or such series of Debentures will not be subject to any additional taxes as a result of the exercise by the Trust of the defeasance option provided in this section 9.5 and that they will be subject to taxes, if any, including those in respect of income (including taxable capital gain), on the same amount, in the same manner and at the same time or times as would have been the case if such option had not been exercised.

(b) Any deposits with the Trustee referred to in this Section 9.5 shall be irrevocable and shall be made under the terms of an escrow trust agreement in form and substance satisfactory to the Trustee, acting reasonably, and which provides for the due and punctual payment of the principal and accrued interest of all the outstanding Debentures or all the outstanding Debentures of such series.

(c) Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures or all the outstanding Debentures of such series, the terms and conditions of all the outstanding Debentures or all the outstanding Debentures of such series, including the terms and conditions with respect thereto set forth in this Trust Indenture, other than those contained in Section 2.10, Article 3, Sections 8.5, 8.10 and 9.2, Article 12 and Article 13 and the provisions of Article 1 pertaining thereto, shall no longer be binding upon or applicable to the Trust.

(d) Any funds or obligations deposited with the Trustee pursuant to this Section 9.5 shall be denominated in the currency in which the Debentures so deemed to be fully paid, satisfied and discharged are denominated.

ARTICLE 10
SUCCESSORS

10.1 Certain Requirements

The Trust shall not enter into any transaction (including by way of reconstruction, re-organization, consolidation, arrangement, amalgamation, merger, liquidation, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of any such amalgamation, of the continuing corporation resulting therefrom, unless:

(a) such other Person (herein called "**Successor**") is a corporation, company, partnership, trust or other entity formed under the laws of Canada or one of its provinces;

(b) the Successor shall execute, prior to or contemporaneously with the consummation of such transaction, such instruments (if any) as are in the opinion of Counsel necessary or advisable to evidence the assumption by the Successor of liability for the due and punctual payment of the principal of and premium (if any) and interest on all of the Debentures then outstanding, and all other monies payable hereunder, the covenant of the Successor to pay the same and the agreement of the Successor to observe and perform all the covenants and obligations of the Trust under this Trust Indenture and the Debentures;

(c) such transaction shall be upon such terms as to substantially preserve and not impair any of the rights and powers of the Trustee or the Debentureholders hereunder; and

(d) no Event of Default or event or circumstance which, with the giving of notice or lapse of time or otherwise, would constitute an Event of Default shall have occurred and be continuing immediately prior to such transaction or will occur as a result of such transaction.

Upon completion of such assignment and assumption by the Successor, the Trust (or any previous successor to the Trust) shall be released from all liabilities and obligations under this Trust Indenture and all outstanding Debentures.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Successor shall possess and from time to time may exercise each and every right and power of the Trust under this Trust Indenture in its own name or in the name of the Trust or otherwise and any act or proceeding by any provision of this Trust Indenture required to be done or performed by any Directors or officers of the Trust or the Administrator may be done and performed with like force and effect by the directors or officers of such Successor.

ARTICLE 11
MEETINGS OF DEBENTUREHOLDERS

11.1 Right to Convene Meeting

The Trustee or the Trust may at any time and from time to time and the Trustee shall on receipt of a written request of the Trust or a written request signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being indemnified to its reasonable satisfaction by the Trust or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Trust or such Debentureholders, as the case may be, may convene such meeting. Any such

meeting shall be held in Calgary, Alberta or Toronto, Ontario, or such other place as may be determined by the Trustee with the consent of the Trust.

11.2 Notice of Meetings

At least 21 days notice of any meeting shall be given to the Debentureholders in the applicable manner provided in Section 12.2 and a copy thereof shall be provided to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 11. The accidental omission to give notice of a meeting to any Debentureholder shall not invalidate any resolution passed at any such meeting.

11.3 Chairman

Some Person, who need not be a Debentureholder, nominated in writing by the Trustee shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debentureholders present in person or by proxy shall choose some Person present to be chairman.

11.4 Quorum

Subject to the provisions of Section 11.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved. In any other case, the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

11.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may with the consent of the holders of a majority in principal amount of the Debentures represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

11.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 11.7, be decided in the first place by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures (if any) held by him.

11.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

11.8 Voting

On a show of hands every Person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the Debentureholder. A proxy need not be a Debentureholder. In the case of joint registered holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others, but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint registered holders.

11.9 Regulations

(a) The Trustee, or the Trust with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations relating to the meeting as it shall from time to time think fit including regulations providing for and governing:

(i) the voting by proxy by holders of registered Debentures and the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Debentureholder;

(ii) the deposit of instruments appointing proxies at such place as the Trustee, the Trust or the Debentureholder convening the meeting, as the case may be, may in the notice convening the meeting, direct and the time (if any) before the holding of the meeting or any adjournment thereof by which the same be deposited; and

(iii) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Trust or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

(b) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be the holders of registered Debentures and Persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

11.10 Persons Entitled to Attend Meetings

The Trust and the Trustee, by their respective officers and directors and the officers and directors of their managers and administrators, and the legal and other advisers of the Trust and the Trustee may attend any meeting of the Debentureholders, but shall have no vote as such.

11.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any of the other provisions of this Trust Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee against the Trust, or against its property, whether such rights arise under this Trust Indenture, the Debentures, a Subsidiary Guarantee or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Trust Indenture, any Debenture or any Subsidiary Guarantee which shall be agreed to by the Trust and to authorize the Trustee to concur in and execute any indenture supplemental or other instrument hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Trust or for the consolidation, amalgamation or merger of the Trust with any other Person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Trust or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 10.1 shall have been complied with;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Trust Indenture in any manner specified in any such

Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Trustee to waive any default hereunder or cancel any declaration made by the Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such resolution;

(f) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or premium, if any, or interest on the Debentures, or for the execution of any trust or power hereunder;

(g) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(h) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of securities of the Trust;

(i) power to appoint a committee with power and authority (subject to such limitations (if any) as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by instruments signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, debentures or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, debentures or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) power to authorize the Trustee or any other Person to bid at any sale of the Trust's properties or assets or any part thereof and to borrow the moneys required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the moneys so borrowed and interest thereon, or to advance such moneys (in which event they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any moneys so borrowed or advanced) in trust for all the holders of the Debentures outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal, premium (if any) and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, debentures or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations and upon such terms and conditions as may be determined by such Extraordinary Resolution of the Debentureholders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, debentures or other securities or obligations pursuant to the provisions of subsection (j), and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow moneys and to hypothecate, mortgage, pledge, charge and cede and transfer the property and assets so purchased, or any part thereof, as security for the repayment of the moneys so borrowed, with interest thereon, or to advance such moneys (in which event they shall have a lien or charge upon the property and assets so purchased for the amounts so advanced and interest thereon) and otherwise deal with such property and assets and the proceeds of any sale, transfer or conveyance thereof as the Debentureholders may by such Extraordinary Resolution direct;

(l) power to remove the Trustee from office and to appoint a new Trustee or Trustees;

(m) power to sanction the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures or other securities or obligations of the Trust or of any Person formed or to be formed;

(n) power, notwithstanding Section 6.5, to authorize the Trust and the Trustee to grant extensions of time for payment of interest on any of the Debentures, whether or not the interest, the payment in respect of which is extended, is at the time due or overdue; and

(o) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to subsection (i).

11.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Trust Indenture means, subject as hereinafter in this Article 11 provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 11 at which the holders of not less than 50% of the principal amount of the Debentures then outstanding are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of Debentures represented at the meeting and voted on a poll upon such resolution.

(b) If, at any such meeting, the holders of not less than 50% in principal amount of the Debentures outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved. In any other case, it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be determined by the Trust. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the applicable manner provided in Section 12.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) shall be an Extraordinary Resolution within the meaning of this Trust Indenture, notwithstanding that the holders of not less than 50% in principal amount of the Debentures then outstanding are not present in person or by proxy at such adjourned meeting.

11.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers in this Trust Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

11.14 Minutes

Minutes of all resolutions and proceedings at every meeting of Debentureholders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Trust, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of

which minutes shall have been made, shall be deemed to have been duly held and convened and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

11.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as in this Article 11 provided may also be taken and exercised by the holders of more than 50% of the principal amount of the outstanding Debentures, or, in respect of an Extraordinary Resolution, by the holders of at least 66 2/3% of the principal amount of all the outstanding Debentures by an instrument in writing signed in one or more counterparts and the expression "**Extraordinary Resolution**" when used in this Trust Indenture shall include an instrument so signed by the holders of at least 66 2/3% of the principal amount of all the outstanding Debentures.

11.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 11 at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 11.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

11.17 Evidence of Rights of Debentureholders

Any request, direction, notice, consent or other instrument which this Trust Indenture may require or permit to be signed or executed by the Debentureholders may, in any number of concurrent instruments of similar tenor, be signed or executed by such Debentureholders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 11 with regard to voting at meetings of Debentureholders) of the holding by any Person of Debentures shall be sufficient for any purpose of this Trust Indenture if made in the following manner, namely, the fact and date of execution by any Person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made, that the Person signing such request or other instrument in writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

11.18 Serial Meetings

(a) If any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 11.15,

specifically affects the rights of the Debentureholders of one or more series in a manner or to an extent substantially differing from that in or to which it affects the rights of the Debentureholders of any other series then:

(i) reference to such fact, indicating each series so specifically affected, shall be made in the notice of such meeting and the meeting shall be and is herein called a "**Serial Meeting**"; and

(ii) the holders of Debentures of a series so specifically affected shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 11.15 unless in addition to compliance with the other provisions of this Article:

(A) at such Serial Meeting:

(1) there are present in person or by proxy holders of at least 25% (or for the purpose of passing an Extraordinary Resolution, holders of at least 50%) of the outstanding principal amount of the Debentures of such series, subject to the provisions of this Article 11 as to quorum at adjourned meetings; and

(2) the ordinary resolution is passed by the affirmative votes of the holders of a majority (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the outstanding principal amount of Debentures of such series on the resolution; or

(B) in the case of action taken or power exercised by instrument in writing under Section 11.15, such instrument is signed in one or more counterparts by the holders of a majority (or in the case of an Extraordinary Resolution, at least 66 2/3%) of the principal amount of the outstanding Debentures of such series;

provided, however, that, notwithstanding the foregoing and Section 11.18(c), if any business to be transacted at a meeting of Debentureholders or any action to be taken or power exercised by instrument in writing under Section 11.15 affects the rights of the holders of Debentures of two or more series in substantially the same manner or substantially to the same extent then such two or more series shall be deemed to be and treated as one series for the purposes of this Section 11.18 only.

(b) If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 11.15, does not adversely affect the rights of the holders of Debentures of one or more particular series, the provisions of this Article 11 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or

agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of holders of Debentures of any other series.

(c) A proposal:

(i) to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii) to reduce with respect to Debentureholders of any particular series any percentage or fractional requirement stated in Section 11.4, 11.7, 11.12 or 11.15 or in this Section 11.18;

shall be deemed to specifically affect the rights of the Debentureholders of such series in a manner substantially differing from that in which it affects the rights of holders of Debentures of any other series.

ARTICLE 12
NOTICES

12.1 Notice to Trust and Trustee

(a) Notices to the Trust and the Trustee may be delivered:

(i) personally by leaving them with the party, or at the offices of the party, to whom they are addressed at that party's address hereinafter given, and notices so served shall be deemed to have been received by the addressee thereof on the day of delivery, unless actually delivered on a day which is not a Business Day or after 4:00 p.m. local time on the day of delivery, in which case notice shall be deemed to be received on the next ensuing Business Day;

(ii) by telecopier, or any other like method by which a message may be sent, directed to the party to whom they are to be sent at that party's address hereinafter given, and notices so sent shall be deemed to have been received by the addressee thereof on the Business Day next ensuing after the day of sending; and

(iii) by mailing them first class (air mail if to or from a country other than Canada) registered post, postage prepaid, to the party to whom they are to be delivered, in which case notices mailed shall be deemed to be received by the addressee thereof the fifth Business Day following the day of mailing thereof.

(b) The address of each of the parties to this Trust Indenture shall be as follows:

(i) to the Trust:

AltaGas Ltd.
1700, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P OJI

Telecopier No. 403-691-7548
Attention: Corporate Secretary

(ii) to the Trustee:

710, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Telecopier No. 403-267-6598
Attention: Manager, Corporate Trust Department

(c) Any party to this Trust Indenture may change its address by notice delivered in accordance with this Trust Indenture.

12.2 Notice to Debentureholders

(a) Unless herein otherwise expressly provided, any notice to be given hereunder to Debentureholders shall be deemed to be validly given to the holders of registered Debentures, and to the Depositary in the case of Registered Global Debentures, if such notice is sent by surface or air mail, registered or unregistered, postage prepaid, delivered in person, or by facsimile or other electronic means of written communication, addressed to such Debentureholders at their respective addresses appearing on the register maintained under Article 3, and in the case of joint holders of any Debentures to the first address maintained on the register in respect of such joint holding.

(b) Notice by mail shall be deemed to have been effectively given three Business Days after the date of mailing and if delivered shall be deemed to have been received on the date of the delivery thereof. Notice by facsimile or other electronic means of communication shall be deemed to have been given on the day the facsimile or other electronic means of communication was sent if sent before 4:30 p.m. at the place of receipt on a Business Day, and if not, on the next Business Day.

(c) In determining under any provision hereof the date when notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded.

Any costs relating to the giving of any notice by publication shall be borne by the Trust. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder shall not invalidate any action or proceeding founded thereon.

12.3 Mail Service Interruption

If by reason of strike, lockout or other work stoppage, actual or threatened, of postal employees, any notice to be given by mail to the Trust, the Trustee, the Depositary or a Debentureholder would reasonably be unlikely to reach its destination, such notice shall be valid and effective only if delivered to the Person to whom it is addressed at the appropriate address in accordance with Section 12.1 or Section 12.2 by personal delivery or by telecopy or, in the case of notice to the Debentureholders, if such notice is delivered in person or is published, once in a newspaper of national circulation or otherwise as determined by the Trust, provided that in the case of notice convening a meeting of Debentureholders, the Trustee may require such additional publications of such notice as it may deem necessary for the reasonable protection of the Debentureholders, provided the provisions of this Section 12.3 shall be in addition to the requirements of any applicable legislation governing the giving of notice during mail service interruption.

ARTICLE 13
CONCERNING THE TRUSTEE

13.1 No Conflict of Interest

The Trustee represents to the Trust that at the date of execution and delivery by it of this Trust Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 13.1, such a material conflict of interest exists, the validity and enforceability of this Trust Indenture, and the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Trustee shall, within 90 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 13.2.

13.2 Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Trust three months' notice in writing or such shorter notice as the Trust may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Trust shall forthwith appoint a new Trustee. Failing such appointment by the Trust, the retiring Trustee or any Debentureholder may apply to a Judge of the Court of Queen's Bench of Alberta, on such notice as such Judge may direct, for the appointment of a new Trustee. Any new Trustee appointed under any provision of this Section 13.2 shall be a trust company authorized to carry on business of a trust company in the Province of Alberta. On any new appointment the new

Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any company into which the Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this Trust Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Trust, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Trust be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall, on request of said new Trustee, be made, executed, acknowledged and delivered by the Trust.

13.3 Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Trust Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

13.4 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Trust Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 13.5, if applicable, and with any other applicable requirements of this Trust Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Trust.

13.5 Evidence and Authority to Trustee, Opinions, etc.

(a) The Trust shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Trust Indenture relating to any action or step required or permitted to be taken by the Trust or the Trustee under this Trust Indenture, including the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Trust Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the

Trust, forthwith if and when (i) such evidence is required by this Trust Indenture to be furnished to the Trustee in accordance with the terms of this Section 13.5 or (ii) the Trustee, in the exercise of its rights and duties under this Trust Indenture, gives the Trust written notice requiring it to furnish such evidence in relation to any such particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) an Officers' Certificate stating that any such condition precedent has been complied with in accordance with the terms of this Trust Indenture;

(ii) in the case of any such condition precedent compliance with which is, by the terms of this Trust Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Trust Indenture; and

(iii) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Trust's Auditors (whom the Trustee for such purposes hereby approves), stating that such condition precedent has been complied with in accordance with the terms of this Trust Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Debentures or the satisfaction and discharge of this Trust Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a Director, officer or employee of the Trust or the Administrator it shall be in the form of a statutory declaration or Officers' Certificate. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section 13.5.

(d) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Trust Indenture shall include (i) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Trust Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

(e) The Trust shall furnish to the Trustee at any time if the Trustee reasonably so requires, an Officers' Certificate stating that the Trust has complied with all

covenants, conditions or other requirements contained in this Trust Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Trust shall, whenever the Trustee so reasonably requires, furnish the Trustee with evidence by way of Officers' Certificate, opinion, report or other certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Trust or as a result of any obligation imposed by this Trust Indenture.

13.6 Officers' Certificate as Evidence

Except as otherwise specifically provided or prescribed by this Trust Indenture, whenever in the administration of the provisions of this Trust Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officers' Certificate.

13.7 Experts, Advisers and Agents

The Trustee may:

(a) employ or retain as may be reasonably necessary, and act on the opinion or advice of or information obtained from, any solicitors (who may, but need not be, solicitors for the Trust), auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Trust, or otherwise, and shall not be liable for acting in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance;

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof; and

(c) recover compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof.

13.8 Trustee May Deal in Debentures

The Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Trust or otherwise, without being liable to account for any profits made thereby.

13.9 Investment of Moneys Held by Trustee

(a) Unless otherwise provided in this Trust Indenture, any moneys held by the Trustee which under the trusts of this Trust Indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are expressed to mature within two years after their purchase by the Trustee, and, unless and until the Trustee shall have declared the principal of and premium (if any) and interest on the Debentures to be due and payable, the Trustee shall so invest such moneys at the request of the Trust.

(b) Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Trust, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(c) Unless and until the Trustee shall have declared the principal of and premium (if any) and interest on the Debentures to be due and payable, the Trustee shall pay over to the Trust all interest received by the Trustee in respect of any investments or deposits made pursuant to the provisions of this Section 13.9.

13.10 Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 13.3, be bound to give notice to any Person of the execution hereof; nor to do, observe or perform or see to the observance or performance by the Trust of any of the obligations herein imposed upon the Trust or of the covenants on the part of the Trust herein contained, nor in any way to supervise or interfere with the conduct of the Trust's business, unless the Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 11, and then only after it shall have been indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

13.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Trust Indenture or otherwise in respect of the premises.

13.12 Trustee Not to be Appointed Receiver

The Trustee and any Person related to the Trustee shall not be appointed a receiver or receiver-manager or receiver and manager or liquidator of all or any part of the assets or undertaking of the Trust.

13.13 Trustee Not Bound to Act on Trust's Request

Except as in this Trust Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Trust or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

13.14 Conditions Precedent to Trustee's Obligations to Act Hereunder

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Trust Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid. The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

13.15 Authority to Carry on Business

The Trustee represents to the Trust that at the date of execution and delivery by it of this Trust Indenture it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 13.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Trust Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the Province of Alberta either become so authorized or resign in the manner and with the effect specified in Section 13.2.

13.16 Action by Trustee to Protect Interests

The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Debentureholders.

13.17 Legislation

If and to the extent that any provision of this Trust Indenture limits, qualifies or conflicts with a mandatory requirement of applicable legislation, such mandatory requirement shall prevail. The Trust and the Trustee agree that each shall at all times in relation to this Trust Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of all applicable legislation.

13.18 Indemnity to the Trustee

Except for its acts of negligence, wilful misconduct or a breach of its duties under applicable legislation, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Trust agrees to indemnify and save harmless the Trustee from and against all claims, demands, actions, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses (including legal costs as between a solicitor and his own client) in any manner based upon, occasioned by or attributed to any act of the Trustee in the execution of its duties hereunder. It is understood and agreed that this indemnification shall survive the termination of this Trust Indenture.

13.19 Acceptance of Trust

The Trustee hereby accepts the trusts in this Trust Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Supplemental Indentures

From time to time the Trustee and the Trust may, and they shall when required by this Trust Indenture, execute, acknowledge and deliver by their proper officers indentures supplemental hereto which thereafter shall form part hereof for any one or more of the following purposes:

(a) adding to or amending the covenants of the Trust herein contained for the protection or benefit of the Debentureholders or providing for Events of Default in addition to those herein specified;

(b) making such provisions not inconsistent with this Trust Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which, in the opinion of the Trustee, it may be expedient to make, provided that the Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Debentureholders;

(c) evidencing the succession, or successive successions, of other entities to the Trust and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Trust Indenture;

(d) establishing the terms and conditions attaching to a series of Additional Debentures;

(e) giving effect to any Extraordinary Resolution passed as provided in Article 11;

(f) making such amendments to this Trust Indenture as may be necessary to comply with applicable law; and

(g) for any other purpose not inconsistent with the terms of this Trust Indenture.

The Trustee may also, without the consent or concurrence of the Debentureholders, by supplemental indenture or otherwise, concur with the Trust in making any changes or corrections in this Trust Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee the rights of the Trustee and of the Debentureholders are in no way prejudiced thereby.

ARTICLE 15
FORMAL DATE

15.1 Formal Date

For the purpose of convenience this Trust Indenture may be referred to as bearing a formal date of May 12, 2005, irrespective of the actual date of execution hereof

Executed and delivered.

ALTAGAS INCOME TRUST, by its Administrator ALTAGAS LTD.

Per: *(Signed)David W. Cornhill*

David W. Cornhill
Chairman and Chief Executive Officer

Per: *(Signed)Marilyn A. Pfaefflin*

Marilyn A. Pfaefflin
Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: *(Signed) Anne DeWaele*

Per: *(Signed) Jacqueline Spink*

SCHEDULE A

The following is the English language text of the form of the Medium Term Notes, the form of the certificate of the Trustee and the form of the registration panel.

(FORM OF MEDIUM TERM NOTES)

THIS IS A DEPOSITORY NOTE SUBJECT TO THE DEPOSITORY BILLS AND NOTES ACT (CANADA)

[Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to AltaGas Income Trust (the "Issuer") or its agent for registration of transfer, exchange or payment and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein. This certificate is issued pursuant to a Master Letter of Representations of the Issuer to CDS, as such letter may be replaced or amended from time to time.]

No. • $ •

ALTAGAS INCOME TRUST
(Formed under the laws of the Province of Alberta)

•% MEDIUM TERM NOTE DUE •

Registered Holder:

Issue Date:

Maturity Date:

Redemption Date:

Interest Rate Per Annum:

Interest Payment Dates:

Initial Interest Payment Date:

Principal Amount:

CUSIP:

AltaGas Income Trust (the "Trust") for value received hereby promises to pay to the registered holder hereof on the Maturity Date, or on such earlier date as the Principal Amount

may become due in accordance with the provisions of the Trust Indenture (as defined below), on presentation and surrender of this Medium Term Note, the Principal Amount in lawful money of Canada, and to pay interest on the Principal Amount at the Interest Rate Per Annum from the later of the Issue Date and the last Interest Payment Date on which interest has been paid or made available for payment on this Medium Term Note, in like money, half-yearly on the Interest Payment Dates in each year, the first such payment to be payable on the Initial Interest Payment Date, and if the Trust at any time defaults in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money, and half-yearly on the same dates. Prior to each Interest Payment Date, the Trust (except in case of payment at maturity at which time payment of interest will be made only upon surrender of this Medium Term Note and except as otherwise provided in the Trust Indenture) shall mail to the registered address of the registered holder of this Medium Term Note in the register, or in the case of joint holders to the registered address of the joint holder first named in the register, in each case, as at the close of business on the tenth Business Day prior to the applicable Interest Payment Date, a cheque for the interest, less any tax required by law to be deducted or withheld, payable to the order of such holder or holders. The mailing of such cheque shall satisfy and discharge the liability for interest upon this Medium Term Note to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld) unless such cheque is not paid on presentation.

This Medium Term Note is one of a series of the Medium Term Notes of the Trust issued and to be issued under a trust indenture (the "Trust Indenture") dated as of May 12, 2005, made between the Trust and Computershare Trust Company of Canada (the "Trustee"), as trustee. The Trust Indenture specifies the terms and conditions upon which the Medium Term Notes are issued or may be issued and held and the rights of the holders of Medium Term Notes, the Trust and the Trustee, all of which are incorporated by reference in this Medium Term Note and to all of which the holder of this Medium Term Note, by acceptance hereof, agrees.

The Medium Term Notes may be issued without limitation as to aggregate principal amount, but only upon the terms and subject to the restrictions set out in the Trust Indenture.

Provided that no Event of Default (as defined in the Trust Indenture) has occurred and is continuing, the Trust shall be entitled to purchase Medium Term Notes in the market or by tender or by private contract at any price. Medium Term Notes purchased by the Trust will be cancelled and may not be reissued.

In case an Event of Default has occurred with respect to the Medium Term Notes, the principal and interest on the Medium Term Notes then outstanding may be declared due and payable upon the conditions and in the manner and with the effect provided in the Trust Indenture.

The Trust Indenture contains provisions for the holding of meetings of holders of Medium Term Notes and Additional Debentures and rendering resolutions passed at such meetings, and instruments in writing signed by the holders of a specified majority of Medium Term Notes or Additional Debentures binding on all holders of Medium Term Notes.

This Medium Term Note has not been and will not be registered under the *U.S. Securities Act of 1933* and may not be offered or sold to a U.S. person or person within the United States except pursuant to registration under the *U.S. Securities Act of 1933* or an exemption therefrom.

This Medium Term Note may be transferred only upon compliance with the conditions prescribed in the Trust Indenture on one of the registers kept at the principal offices of the Trustee in Calgary, Alberta and at such other place or places, if any, and by such other registrar or registrars, if any, as the Trust may designate, by the registered holder hereof or the holder's legal representative or attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe, and such transfer shall be duly noted hereon by the Trustee or other registrar.

The Trust Indenture and this Medium Term Note are governed by and shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

This Medium Term Note shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Trust Indenture.

IN WITNESS WHEREOF AltaGas Ltd., on behalf of AltaGas Income Trust, has caused this Medium Term Note to be signed by two of its authorized officers.

ALTAGAS INCOME TRUST, by its Administrator ALTAGAS LTD.

____

____

TRUSTEE'S CERTIFICATE

This Medium Term Note is one of the Medium Term Notes referred to in the Trust Indenture referred to above.

COMPUTERSHARE TRUST COMPANY OF CANADA

Trustee

By: ______________________________

Certifying Officer

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

SCHEDULE B

GUARANTEE

THIS GUARANTEE is made as of **[date]**;

WHEREAS the Guarantor is a Designated Subsidiary of the Trust;

AND WHEREAS the Guarantor has agreed to provide a guarantee with respect to the Medium Term Notes issued by the Trust pursuant to the Trust Indenture;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of $10.00 now paid by the Beneficiary to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Guarantor hereby covenants and agrees with the Beneficiary as follows:

ARTICLE 1 INTERPRETATION

1.1 Definitions

(a) In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"**Beneficiary**" means the Trustee in its capacity as a trustee under the Trust Indenture for and on behalf of the holders of the Medium Term Notes.

"**Guarantee**" means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

"**Guaranteed Obligations**" means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Trust under the Medium Term Notes.

"**Guarantor**" means **[name of Designated Subsidiary]** and its successors.

"**Trust Indenture**" means the trust indenture made as of May 12, 2005 between AltaGas Income Trust and Computershare Trust Company of Canada (as trustee), as the same may be amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.

(b) Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Trust Indenture.

1.2 Headings

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms "this Guarantee", "hereof", "hereunder" and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.3 Number; persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations, corporations and other bodies corporate and vice versa and words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4 Nominal Rates

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Guarantee; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after demand, default and judgment. The rates of interest specified in this Guarantee are intended to be nominal rates and not effective rates and any interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

1.5 References to Guarantor

If the Guarantor is a limited partnership, all references in this Guarantee to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions hereof by the "Guarantor" shall, as the context requires, be and shall be construed as being by the general partner of the Guarantor on behalf of and in respect of such limited partnership.

ARTICLE 2
GUARANTEE

2.1 Guarantee of Obligations

The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiary the payment and performance of all of the Guaranteed Obligations.

2.2 Indemnity

If any or all of the Guaranteed Obligations are not duly paid or performed by the Trust and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiary from and against all losses resulting from the failure of the Trust to pay and perform such Guaranteed Obligations.

2.3 Guarantor as Principal Obligor

If any or all of the Guaranteed Obligations are not duly paid or performed by the Trust and are not recoverable under Section 2.1 or the Beneficiary is not indemnified under Section 2.2, in each case, for any reason whatsoever, such Guaranteed Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiary from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiary forthwith after demand therefor as provided herein.

2.4 Guarantee Absolute and Unconditional

The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:

(a) any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Guaranteed Obligation, or any of the covenants or undertakings of the Trust under the Trust Indenture;

(b) any modification or amendment of or supplement to the Guaranteed Obligations;

(c) any loss of or in respect of any security held by the Beneficiary, whether occasioned by the fault of the Beneficiary or otherwise, including any release, non-perfection or invalidity of any such security;

(d) any change in the existence, structure, constitution, name, control or ownership of the Trust or any other person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Trust or any other person or their respective assets;

(e) any provision of applicable law purporting to prohibit or limit the payment by the Trust of any Guaranteed Obligations;

(f) any release, substitution or addition of any other guarantor of the Guaranteed Obligations;

(g) any defence arising by reason of any failure of the Beneficiary to make any presentment, demand, or protest or to give any other notice, including notice of acceptance of this Guarantee, partial payment or non-payment of all or any part of the Guaranteed Obligations and the existence, creation, or incurring of new or additional Guaranteed Obligations;

(h) any defence arising by reason of any failure of the Beneficiary to proceed against the Trust or any other person, or to apply or exhaust any security held from the Trust or any other person for the Guaranteed Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other person, or to pursue any other remedy available to the Beneficiary;

(i) any defence arising by reason of the invalidity, illegality or lack of enforceability of the Guaranteed Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of the Trust or any other person, or by reason of any limitation, postponement or prohibition on the Beneficiary's rights to payment, or the cessation from any cause whatsoever of the liability of the Trust or any other person with respect to all or any part of the Guaranteed Obligations (other than irrevocable and indefeasible payment in full, in cash, of the Guaranteed Obligations), or by reason of any act or omission of the Beneficiary or others which directly or indirectly results in the discharge or release of the Trust or any other person or of all or any part of the Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(j) any defence arising by reason of the failure by the Beneficiary to obtain, register, perfect or maintain a Security Interest in or upon any property of the Trust or any other person, or by reason of any interest of the Beneficiary in any property, whether as owner thereof or as holder of a Security Interest therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;

(k) any defence arising by reason of the failure of the Beneficiary to marshal assets;

(l) to the extent permitted under applicable law, any defence based upon any failure of the Beneficiary to give to the Trust or the Guarantor notice of any sale or other disposition of any property securing any or all of the Guaranteed Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;

(m) any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Trust or any other person, including any discharge or bar against collection of any of the Guaranteed Obligations; or

(n) any other law, event or circumstance or any other act or failure to act or delay of any kind by the Trust, the Beneficiary or any other person, which might, but for the provisions of this Section 2.4, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor's obligations hereunder;

other than, in any such case, as a result of the indefeasible payment or extinguishment in full of the Guaranteed Obligations.

The foregoing provisions apply to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiary is to destroy or diminish the Guarantor's subrogation rights, the Guarantor's right to proceed against the Trust for reimbursement, the Guarantor's right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.

ARTICLE 3
DEALINGS WITH THE TRUST AND OTHERS

3.1 No Release

The Beneficiary, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor's liability and obligations hereunder, may:

(a) grant time, renewals, extensions, indulgences, releases and discharges to the Trust or any other guarantor, endorser or person;

(b) take or abstain from taking security or collateral from the Trust or any other guarantor, endorser or person or from perfecting security or collateral of the Trust or any other guarantor, endorser or person;

(c) accept compromises from the Trust or any other guarantor, endorser or person; or

(d) otherwise deal with the Trust and all other persons and security as the Beneficiary may see fit.

3.2 No Exhaustion of Remedies

The Beneficiary shall not be bound or obligated to exhaust its recourse against the Trust or other persons or any securities or collateral it may hold or take any other action (other than to make demand pursuant to Article 5) before the Beneficiary shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.

3.3 No Set-off

In any claim by the Beneficiary against the Guarantor hereunder, the Guarantor shall not claim or assert any set-off, counterclaim, claim or other right that either the Trust or the Guarantor may have against the Beneficiary.

ARTICLE 4
CONTINUING GUARANTEE

4.1 Continuing Guarantee

This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Guaranteed Obligations is rendered unenforceable or is rescinded or must otherwise be returned by the Beneficiary or any holder of the

Medium Term Notes for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Trust), all as though such payment had not been made.

4.2 **Revival of Indebtedness**

If at any time, all or any part of any payment previously received by the Beneficiary or any holder of the Medium Term Notes and applied to any Guaranteed Obligation must be rescinded or returned by the Beneficiary or any holder of the Medium Term Notes for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Trust), such Guaranteed Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiary or any holder of the Medium Term Notes, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Guaranteed Obligation as though such application by the Beneficiary or any holder of the Medium Term Notes had not been made.

ARTICLE 5
DEMAND FOR PAYMENT, EXPENSES AND INTEREST

5.1 **Demand for Payment**

The Beneficiary may, upon the occurrence of a Event of Default and a declaration by the Beneficiary under Section 8.1 of the Trust Indenture as to the payment of principal and interest on the Medium Term Notes (which declaration has not been cancelled under Section 8.3 of the Trust Indenture or otherwise cancelled), by notice in writing to the Guarantor, be entitled to make demand upon the Guarantor, and upon any such demand may treat all Guaranteed Obligations as due and payable and may forthwith collect from the Guarantor all Guaranteed Obligations; provided, however, that upon the cancellation of any such declaration under Section 8.3 of the Trust Indenture or otherwise, such demand shall also be rescinded and cancelled.

5.2 **Expenses**

The Guarantor shall pay to the Beneficiary all reasonable out-of-pocket costs and expenses, including all reasonable legal fees (on a solicitor and his own client basis) and other expenses incurred by the Beneficiary from time to time in the enforcement, realization and collection of or in respect of this Guarantee. All such amounts shall be payable by the Guarantor on demand by the Beneficiary.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES; COVENANTS

6.1 **Representations and Warranties**

The Guarantor represents and warrants as follows to the Beneficiary and acknowledges and confirms that the Beneficiary is relying upon such representations and warranties:

(a) Status and Authority

It is a corporation, limited partnership, business trust or other entity duly incorporated, amalgamated, continued, formed or established, as the case may be and validly existing under the laws of the province its incorporation, amalgamation, continuance, formation or establishment, as the case may be.

(b) Valid Authorization

The execution, delivery and performance by the Guarantor of this Guarantee (i) is within the Guarantor's authority, capacity and power, and (ii) has been duly authorized by all necessary corporate, partnership, trust, or other action, as the case may be.

(c) Enforceability

This Guarantee constitutes a valid and legally binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights and to the fact that equitable remedies are only available in the discretion of the court.

(d) No Conflict

This Guarantee does not conflict with, contravene or constitute a default under (i) the Guarantor's constating documents or its by-laws, or (ii) any law or regulation the consequence of which would be that the Guarantor's ability to perform its obligations under this Guarantee would be materially adversely affected.

ARTICLE 7
SUCCESSORS

7.1 Certain Requirements

If the Guarantor enters into any transaction (including by way of reconstruction, re-organization, consolidation, arrangement, amalgamation, merger, liquidation, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets becomes the property of any other Person or, in the case of any such amalgamation, of the continuing corporation resulting therefrom, and such Person executes, prior to or contemporaneously with the consummation of such transaction, such instruments (if any) as are in the opinion of Counsel necessary or advisable to evidence the assumption by such Person of the liabilities and obligations of the Guarantor under this Guarantee, the Guarantor shall be released from all liabilities and obligations under this Guarantee.

ARTICLE 8
GENERAL

8.1 Release of Guarantee

Provided that no Event of Default has occurred and is continuing and that the release of this Guarantee will not result in an Event of Default immediately after such release, the Beneficiary shall release this Guarantee promptly after receipt of a written request from the Trust to do so.

8.2 Waiver of Notices

The Guarantor hereby waives promptness, diligence, presentment, demand of payment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.

8.3 Benefit of the Guarantee

This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiary and be binding upon the successors of the Guarantor.

8.4 No Waiver; Remedies

No failure on the part of the Beneficiary to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

8.5 Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

8.6 Amendments and Waivers

Any provision of this Guarantee may be amended, waived or a consent given in respect thereof with the concurrence of the Guarantor and the Beneficiary. Any waiver and any consent by the Beneficiary under any provision of this Guarantee must be in writing signed by the Beneficiary and may be given subject to any conditions thought fit by the Beneficiary, as the case may be. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

8.7 Notices

Any demand, notice or other communication (hereinafter in this Section 8.7 referred to as a "**Communication**") to be given in connection with this Guarantee shall be given in writing and may be given by personal delivery, telecopier or by registered mail addressed to the recipient as follows:

To the Beneficiary as follows:

Computershare Trust Company of Canada
Suite 710, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Manager
Facsimile: (403) 267-6598

To the Guarantor:

[Name of Designated Subsidiary]
c/o AltaGas Ltd.
•
Calgary, Alberta
T2P •

Attention: Corporate Secretary
Facsimile: (403) •

or such other address or telecopy number as may be designated by notice by any party to the other. Any Communication given by personal delivery or telecopier shall be conclusively deemed to have been given on the day of actual delivery or transmittal thereof and, if given by registered mail, on the third day following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or telecopier.

8.8 Time of Essence

Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiary.

8.9 Entire Agreement

This Guarantee and the Trust Indenture constitute the entire agreement between the Beneficiary and the Guarantor with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect

thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.

8.10 **<u>Governing Law</u>**

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

8.11 **<u>Attornment</u>**

The Guarantor and the Beneficiary hereby attorn and submit to the jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee. Notwithstanding the foregoing, nothing in this Section 8.11 shall be construed nor operate to limit the right of the Guarantor or the Beneficiary to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

[NAME OF DESIGNATED SUBSIDIARY]

Per: ______________________________

c/s

Per: ______________________________

TABLES OF CONTENTS

141

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000 440 2 Avenue SW
Calgary AB Canada T2P 5E9

Phone: 403 290-4100
Fax: 403 290-4265

May 18, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers, Québec
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
The Office of the Administrator, Securities Administration Branch, New Brunswick
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: AltaGas Income Trust ("AltaGas" or the "Trust")

We refer to the short form base shelf prospectus of Altagas dated May 18, 2005 relating to the Trust's offering of up to $500,000,000 of trust units and debt securities.

We consent to the use, through incorporation by reference in the above-mentioned short form base shelf prospectus, of our report dated February 14, 2005 to the Unitholders of AltaGas Income Trust, on the following financial statements (the "Financial Statements"):

Consolidated balance sheets as at December 31, 2004 and 2003; and

Consolidated statements of operations and accumulated earnings, and cash flows for the years ended December 31, 2004 and 2003.

We report that we have read the short form base shelf prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audits of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Ernst + Young LLP

Calgary, Alberta

Chartered Accountants

142

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST PROPOSES TO SPIN OUT NATURAL GAS DISTRIBUTION BUSINESS

Calgary, Alberta (May 25, 2005) -- AltaGas Income Trust (AltaGas) (TSX:ALA.UN) announced today that the Board of Directors has approved in principle the disposition of the natural gas distribution business of AltaGas as a public corporation separate from AltaGas Income Trust and its subsidiaries.

AltaGas' natural gas distribution business assets totaled $144.1 million as at March 31, 2005 comprising interests in natural gas distribution utility companies operating in Alberta, Nova Scotia and the Northwest Territories. AltaGas Utilities Inc., 100 percent owned by AltaGas, serves over 60,000 customers in 90 communities in Alberta. Heritage Gas Limited, 24.9 percent owned by AltaGas, has the franchise rights to develop distribution systems in six counties in Nova Scotia, and began deliveries to customers in December 2003. Inuvik Gas Ltd., 33.33 percent owned by AltaGas, owns and operates the natural gas distribution system serving the town of Inuvik, Northwest Territories.

As part of the transaction it is anticipated that AltaGas unitholders would receive a distribution of shares of a newly formed corporation that would indirectly own the assets of the natural gas distribution business. The disposition would be subject to various regulatory approvals and is expected to be implemented in the third quarter of 2005.

David Cornhill, Chairman and CEO of AltaGas remarked "The new company will generate solid performance from its utility businesses, and the build out to new natural gas users in Heritage Gas' franchise areas provides future growth for the new corporation." He went on to say that "The separation of the investment in AltaGas Income Trust into two investments is expected to enhance unitholder value."

AltaGas moves energy from its source to the end user, adding value through the process. AltaGas has consolidated assets totaling over $1 billion and a market capitalization of approximately $1.2 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. AltaGas is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson (403) 691-7534 dennis.dawson@altagas.ca	Debbie Stein(403) 269-5683 debbie.stein@altagas.ca	

143

NOVA SCOTIA
Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

AltaGas Income Trust

Receipt for (Final) Short Form Shelf Prospectus dated **May 18, 2005** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **20th** day of **May, 2005**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Corporate
Finance Officer (Analyst)

Project # 768808

(144)

AUTORITÉ
DES MARCHÉS
FINANCIERS

RECEIVED
2005 ... 10 P 3:41

DÉCISION N° : 2005-MC-1834

NUMÉRO DE PROJET SÉDAR: 768808

DOSSIER N° : 22696

Objet : AltaGas Income Trust
Demande de visa

Vu la demande présentée le 25 avril 2005;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-102, *Placement de titres au moyen d'un prospectus préalable*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-7.03.

En conséquence, l'Autorité des marchés financiers octroie le :

visa pour le prospectus préalable du 18 mai 2005 de AltaGas Income Trust concernant le placement de 500 000 000 $ en parts de fiducie ou en titres d'emprunt non garantis.

Le visa prend effet le 24 mai 2005.

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

SGA/ir

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

(145)

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (July 13, 2005) – AltaGas Income Trust (AltaGas or the Trust) (TSX:ALA.UN) announced today that a monthly distribution will be paid on August 15, 2005 to holders of record on July 25, 2005, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein(403) 269-5683
debbie.stein@altagas.ca

Website: www.altagas.ca

146

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (July 13, 2005) – AltaGas Income Trust (AltaGas or the Trust) (TSX:ALA.UN) announced today that a monthly distribution will be paid on August 15, 2005 to holders of record on July 25, 2005, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.15 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein(403) 269-5683
debbie.stein@altagas.ca

Website: www.altagas.ca